## ING USA Annuity and Life Insurance Company
### Separate Account B of ING USA Annuity and Life Insurance Company

**Deferred Combination Variable and Fixed Annuity Prospectus**

# ING GOLDENSELECT ESII®

**April 30, 2012**

This prospectus describes ING GoldenSelect ESII, a group and individual deferred combination variable annuity contract (the "Contract") offered for sale by ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we," "us" or "our") through Separate Account B (the "Separate Account"). The Contract was available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") under the Internal Revenue Code of 1986, as amended (the "Tax Code"), as well as those that do not qualify for such treatment ("non-qualified Contracts"). As of March 15, 2010, we are no longer offering this Contract for sale to new purchasers.

The Contract provides a means for you to allocate your premium payments in one or more subaccounts, each of which invest in a single investment portfolio. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. For Contracts sold in some states, not all Fixed Interest Allocations or subaccounts are available. The investment portfolios available under your Contract are listed on the next page.

You have a right to return a Contract within 10 days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. In no event does the Company retain any investment gain associated with a Contract that is free looked. Longer free look periods apply in some states and in certain situations. Your free look rights depend on the laws of the state in which you purchase the Contract.

**Replacing an existing annuity with the Contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the Contract may have new charges.**

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated April 30, 2012, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). When looking for information regarding the Contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-28679. The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

**The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.**

**Allocations to a subaccount investing in a Trust or Fund (investment portfolio) is not a bank deposit and is not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency.**

**We pay compensation to broker/dealers whose registered representatives sell the Contract. See "Other Contract Provisions – Selling the Contract," for further information about the amount of compensation we pay.**

*The investment portfolios are listed on the next page.*

The investment portfolios currently available under your Contract are:

BlackRock Global Allocation V.I. Fund (Class III)
ING American Funds Asset Allocation Portfolio
ING American Funds Bond Portfolio
ING American Funds Global Growth and Income Portfolio
ING American Funds International Growth and Income Portfolio
ING American Funds International Portfolio
ING American Funds World Allocation Portfolio (Class S)
ING Baron Growth Portfolio (Class S)
ING BlackRock Health Sciences Opportunities Portfolio (Class S)
ING BlackRock Inflation Protected Bond Portfolio (Class S)
ING BlackRock Large Cap Growth Portfolio (Class S)
ING BlackRock Science and Technology Opportunities Portfolio (Class S)
ING Davis New York Venture Portfolio (Class S)
ING DFA World Equity Portfolio (Class S)
ING EURO STOXX 50® Index Portfolio (Class ADV)
ING FMR$^{SM}$ Diversified Mid Cap Portfolio (Class S)
ING Franklin Income Portfolio (Class S)
ING Franklin Mutual Shares Portfolio (Class S)
ING Franklin Templeton Founding Strategy Portfolio (Class S)
ING FTSE 100 Index® Portfolio (Class ADV)
ING Global Resources Portfolio (Class ADV)
ING Growth and Income Portfolio (Class ADV)
ING Hang Seng Index Portfolio (Class S)
ING Intermediate Bond Portfolio (Class S)
ING International Index Portfolio (Class S)
ING Invesco Van Kampen Comstock Portfolio (Class S)
ING Invesco Van Kampen Equity and Income Portfolio (Class S)
ING Invesco Van Kampen Growth and Income Portfolio (Class S)
ING Japan TOPIX Index® Portfolio (Class ADV)
ING JPMorgan Emerging Markets Equity Portfolio (Class S)
ING JPMorgan Mid Cap Value Portfolio (Class S)
ING JPMorgan Small Cap Core Equity Portfolio (Class S)

ING Large Cap Growth Portfolio (Class ADV)
ING Large Cap Value Portfolio (Class S)
ING Liquid Assets Portfolio (Class S)
ING Marsico Growth Portfolio (Class S)
ING MFS Total Return Portfolio (Class S)
ING MFS Utilities Portfolio (Class S)
ING MidCap Opportunities Portfolio (Class S)
ING Morgan Stanley Global Franchise Portfolio (Class S)
ING Oppenheimer Active Allocation Portfolio (Class S)
ING Oppenheimer Global Portfolio (Class S)
ING PIMCO High Yield Portfolio ( Class S)
ING PIMCO Total Return Bond Portfolio (Class S)
ING Pioneer Fund Portfolio (Class S)
ING Pioneer Mid Cap Value Portfolio (Class S)
ING Retirement Conservative Portfolio (Class ADV)
ING Retirement Growth Portfolio (Class ADV)
ING Retirement Moderate Growth Portfolio (Class ADV)
ING Retirement Moderate Portfolio (Class ADV)
ING Russell™ Large Cap Growth Index Portfolio (Class S)
ING Russell$^{TM}$ Large Cap Index Portfolio (Class S)
ING Russell™ Large Cap Value Index Portfolio (Class S)
ING Russell™ Mid Cap Growth Index Portfolio (Class S)
ING Russell$^{TM}$ Mid Cap Index Portfolio (Class S)
ING Russell$^{TM}$ Small Cap Index Portfolio (Class S)
ING Small Company Portfolio (Class S)
ING Templeton Foreign Equity Portfolio (Class S)
ING Templeton Global Growth Portfolio (Class S)
ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING T. Rowe Price Equity Income Portfolio (Class S)
ING T. Rowe Price Growth Equity Portfolio (Class S)
ING T. Rowe Price International Stock Portfolio (Class S)
ING U. S. Bond Index Portfolio (Class S)
ING WisdomTree$^{SM}$ Global High-Yielding Equity Index Portfolio (Class S)

These investment portfolios comprise the subaccounts open to new premiums and transfers. More information can be found in the appendices. See Appendix A for all subaccounts and valuation information. Appendix B highlights each portfolio's investment objective and adviser (and any subadviser or consultant), as well as indicates recent portfolio changes. **If you received a summary prospectus for any of the underlying investment portfolios available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.**

The following investment portfolios are closed to new investments:

ING American Funds Growth Portfolio
ING Artio Foreign Portfolio
ING Large Cap Growth Portfolio (Class S)

## TABLE OF CONTENTS

## INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

| Special Term | Page |
|---|---|
| Accumulation Unit | 5 |
| Annual Ratchet | 29 |
| Annual Ratchet Enhanced Death Benefit | 51 |
| Annuitant | 14 |
| Annuity Start Date | 14 |
| Cash Surrender Value | 19 |
| Claim Date | 49 |
| Contract Date | 14 |
| Contract Owner | 14 |
| Contract Value | 18 |
| Contract Year | 14 |
| Covered Fund | 8 |
| Earnings Multiplier Benefit | 54 |
| Excluded Fund | 8 |
| Fixed Account | 20 |
| Fixed Interest Allocation | 20 |
| Fixed Interest Division | 20 |
| Free Withdrawal Amount | 9 |
| Market Value Adjustment | C2 |
| Max 7 Enhanced Death Benefit | 53 |
| Net Investment Factor | 5 |
| Net Rate of Return | 5 |
| Restricted Fund | 7 |
| Rider Date | 21 |
| 7% Solution Death Benefit Element | 53 |
| Special Fund | 8 |
| Standard Death Benefit | 50 |

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

| Term Used in This Prospectus | Corresponding Term Used in the Contract |
|---|---|
| Accumulation Unit Value | Index of Investment Experience |
| Annuity Start Date | Annuity Commencement Date |
| Contract Owner | Owner or Certificate Owner |
| Contract Value | Accumulation Value |
| Transfer Charge | Excess Allocation Charge |
| Fixed Interest Allocation | Fixed Allocation |
| Free Look Period | Right to Examine Period |
| Guaranteed Interest Period | Guarantee Period |
| Subaccount(s) | Division(s) |
| Net Investment Factor | Experience Factor |
| Regular Withdrawals | Conventional Partial Withdrawals |
| Withdrawals | Partial Withdrawals |

## FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.  For more information about the fees and expenses, please see the "Charges and Fees" section later in this prospectus.

**The first table** describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options.  State premium taxes may also be deducted.

### Contract Owner Transaction Expenses[1]

Surrender Charge:

| Complete Years Elapsed Since Premium Payment | 0 | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8+ |
|---|---|---|---|---|---|---|---|---|---|
| Surrender Charge (as a percentage of Premium Payment withdrawn) | 8% | 7% | 6% | 5% | 4% | 3% | 2% | 1% | 0% |

Transfer Charge ........................................................................................ $25 per transfer, currently zero

Premium Tax[2] ........................................................................................ 0% to 3.5%

Overnight Charge[3] ........................................................................................ $20

[1]  If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions.  This may increase or decrease your contract value and/or your transfer or surrender amount.

[2]  Any premium tax is deducted from the contract value.

[3]  You may choose to have this charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

**The next table** describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Trust or Fund fees and expenses.

### Separate Account Annual Charges
*Contract without any of the optional riders that may be available*

Annual Contract Administrative Charge[1]................................................................. $30

(We waive this charge if the total of your premium payments is $100,000 or more, or if your contract value at the end of a contract year is $100,000 or more.)

|  | Standard Death Benefit | Annual Ratchet Enhanced Death Benefit | Max 7 Enhanced Death Benefit |
|---|---|---|---|
| Mortality & Expense Risk Charge[2] | 1.25% | 1.55% | 1.80% |
| Asset-Based Administrative Charge | 0.15% | 0.15% | 0.15% |
| Total[3] | 1.40% | 1.70% | 1.95% |

[1]  We deduct this charge on each contract anniversary and on surrender.

[2]  Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available for the same charge.  For Contracts with the Quarterly Ratchet Enhanced Death Benefit purchased before April 28, 2008, the Mortality and Expense Charge is 1.50%.

[3]  These charges are as a percentage of average contract value in each subaccount.  These annual charges are deducted daily.

**The next tables** show the charges for the optional riders currently available with the Contract.  These charges would be in addition to Separate Account Annual Charges noted above.  In addition to the Earnings Multiplier Benefit rider, you may add only one of the three living benefit riders, namely: the Minimum Guaranteed Income Benefit; ING LifePay Plus Minimum Guaranteed Withdrawal Benefit; and ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit.  For more information about which one may be right for you, please see "Living Benefit Riders."  For more information about the charges for the optional riders, please see "Charges and Fees – Optional Rider Charges."

## Optional Rider Charges[1]

Earnings Multiplier Benefit rider:

| As an Annual Charge (Charge Deducted Quarterly) | Maximum Annual Charge |
|---|---|
| 0.30% of contract value | 0.30% of contract value |

Minimum Guaranteed Income Benefit rider[2]:

| As an Annual Charge (Charge Deducted Quarterly) | Maximum Annual Charge |
|---|---|
| 0.75% of the MGIB Charge Base | 1.50% of the MGIB Charge Base |

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider[3]:

| As an Annual Charge - Currently (Charge Deducted Quarterly) | Maximum Annual Charge |
|---|---|
| 1.00% of the ING LifePay Plus Base | 1.50% of the ING LifePay Plus Base |

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider[4]:

| As an Annual Charge - Currently (Charge Deducted Quarterly) | Maximum Annual Charge |
|---|---|
| 1.20% of the ING LifePay Plus Base | 1.70% of the ING LifePay Plus Base |

[1]  Optional rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent.  The basis for an optional rider charge is sometimes a charge base, benefit base or contract value, as applicable.  Optional rider charges are deducted from the contract value in your subaccount allocations (and/or your Fixed Interest Allocations if there is insufficient contract value in the subaccounts).

[2]  For more information about how the MGIB Charge Base is determined, please see "Living Benefit - Optional Riders – Minimum Guaranteed Income Benefit Rider (the "MGIB rider") – Rider Charge."

[3]  The ING LifePay Plus Base is calculated based on premium if this rider is elected at contract issue.  The ING LifePay Plus Base is calculated based on contract value if this rider is added after contract issue.  The charge for this rider can increase upon the Annual Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge.  We promise not to increase the charge for your first five contract years.  For more information about the ING LifePay Plus Base and Annual Ratchet, please see "Charges and Fees – Optional Rider Charges – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge" and "Living Benefit Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider – Annual Ratchet."

[4]  The ING LifePay Plus Base is calculated based on premium if this rider is elected at contract issue.  The ING LifePay Plus Base is calculated based on contract value if this rider is added after contract issue.  The charge for this rider can increase upon the Annual Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge.  We promise not to increase the charge for your first five contract years.  For more information about the ING LifePay Plus Base and Annual Ratchet, please see "Charges and Fees – Optional Rider Charges – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge" and "Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider – Annual Ratchet."

**The next item** shows the minimum and maximum total operating expenses charged by the Trust or Fund that you may pay periodically during the time that you own the Contract. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

| Total Annual Trust or Fund Operating Expenses | Minimum | Maximum |
|---|---|---|
| (expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees[1,2], and other expenses): | 0.52% | 2.00% |

[1]   The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the Fund or Trust prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above.

[2]   No Trust or Fund currently charges a redemption fee. For more information about redemption fees, please see "Charges and Fees – Charges Deducted from the Contract Value – Redemption Fees."

### Example

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The costs reflected are the maximum charges for the Contract with the Annual Ratchet Enhanced Death Benefit and the most expensive combination of riders possible: Earnings Multiplier Benefit and ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit. The Example also assumes that your investment has a 5% return each year, and assumes the maximum Trust or Fund fees and expenses. Excluded are premium taxes and any transfer charges.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| 1) If you surrender or annuitize your contract at the end of the applicable time period: | | | |
|---|---|---|---|
| 1 year | 3 years | 5 years | 10 years |
| $1,373 | 2,340 | 3,332 | 6,001 |
| 2) If you do *not* surrender your contract: | | | |
| 1 year | 3 years | 5 years | 10 years |
| $573 | 1,740 | 2,932 | 6,001 |

Compensation is paid for the sale of the Contracts. For information about this compensation, see "Other Contract Provisions – Selling the Contract."

### Fees Deducted by the Funds

**Fund Fee Information.** The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

**How Fees are Deducted.** Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

## CONDENSED FINANCIAL INFORMATION

**Accumulation Unit**

We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

Tables containing (i) the accumulation unit value history of each subaccount of ING USA Separate Account B offered in this prospectus and (ii) the total investment value history of each such subaccount are presented in "Appendix A — Condensed Financial Information" – for the lowest and highest combination of asset–based charges. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the Contract. Complete information is available in the SAI.

**The Net Investment Factor**

The Net Investment Factor is an index number which reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

1)   We take the net asset value of the subaccount at the end of each business day.
2)   We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.
3)   We divide (2) by the net asset value of the subaccount at the end of the preceding business day.
4)   We then subtract the applicable daily charges from the subaccount; the mortality and expense risk charge; the asset-based administrative charge; and any optional rider charges.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

**Financial Statements**

The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B and the financial statements and the related notes to financial statements for ING USA Annuity and Life Insurance Company are included in the Statement of Additional Information.

## ING USA SEPARATE ACCOUNT B

ING USA Separate Account B ("Separate Account B") was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of a Trust or Fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. When we deduct the fees we charge for the Contract, these would constitute excess assets that we would transfer to the general account. We are obligated to pay all benefits and make all payments provided under the Contracts, and will keep the Separate Account fully funded to cover such liabilities.

Note:     Other variable annuity contracts invest in Separate Account B, but are not discussed in this prospectus. Separate Account B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract — Addition, Deletion, or Substitution of Subaccounts and Other Changes."

## ING USA ANNUITY AND LIFE INSURANCE COMPANY

ING USA is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of ING, ING is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ING USA Annuity and Life Insurance Company.

Directed Services LLC, the distributor of the Contracts and the investment manager of the ING Investors Trust, is also a wholly owned indirect subsidiary of ING. ING also indirectly owns ING Investments, LLC and ING Investment Management Co. LLC, portfolio managers of the ING Investors Trust and the investment managers of the ING Variable Insurance Trust, ING Variable Products Trust and ING Variable Product Portfolios, respectively.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or combinations thereof. On November 10, 2010, ING announced that ING and its U.S. insurance affiliates, including the Company, are preparing for a base case of an initial public offering ("IPO") of the Company and its U.S.-based insurance and investment management affiliates.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

**Regulatory Matters.** As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. Some of these investigations and inquiries could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines, and other financial liability. The potential economic consequences cannot be predicted, but management does not believe that the outcome of any such action will have a material adverse effect on the Company's financial position or results of operations. It is the practice of the Company and its affiliates to cooperate fully in these matters.

   **Product Regulation.** Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "Federal Tax Considerations" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance

and annuity product design, offering and distribution, and administration.  Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

## THE TRUSTS AND FUNDS

**You will find more detailed information about the Trusts and Funds currently available under your Contract in "Appendix B — The Investment Portfolios."  A prospectus containing more complete information on each Trust or Fund may be obtained by calling our Customer Service Center at (800) 366-0066.  You should read the prospectus carefully before investing.**

Certain funds are designated as "Master-Feeder" or "fund of funds."  Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities.  Consult with your investment professional to determine if the Portfolios may be suited to your financial needs, investment time horizon and risk comfort level.  You should periodically review these factors to determine if you need to change your investment strategy.

If, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Trusts or Funds conflict, we, the Boards of Trustees or Directors of the Trusts or Funds, and any other insurance companies participating in the Trusts or Funds will monitor events to identify and resolve any material conflicts that may arise.

**Restricted Funds**
We may, with 30 days notice to you, designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund.  We may also change the limitations on existing contracts with respect to new premiums added to investment portfolios and with respect to new transfers to investment portfolios.  We may establish any limitations, at our discretion, as a percentage of premium or contract value, or as a specified dollar amount, and change the limitation at any time.  Currently, we have not designated any investment option as a Restricted Fund.  If we designate an investment option as a Restricted Fund or set applicable limitations, such change will apply only to transactions made after the designation.

We limit your investment in the Restricted Funds on an aggregate basis for all Restricted Funds and for each individual Restricted Fund.  Currently, we limit an investment in Restricted Funds to the following limitations: no more than $999,999,999, and no more than 30 percent of contract value.  We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging).  If the contract value in the Restricted Funds has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Funds.  However, if the contract value in the Restricted Funds exceeds the aggregate limit, if you take a withdrawal, it must come from either the Restricted Funds or pro-rata from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will allocate pro-rata the portion of any premium payment that exceeds the limits with a Restricted Fund to your other investment option choices not designated as Restricted Funds, or to a specially designated subaccount if there are none (currently, the ING Liquid Assets Portfolio), unless you instruct us otherwise.

We will not permit a transfer to the Restricted Funds if it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above.  If the total amount of your requested transfer exceeds the applicable limits, we will inform your financial representative or you that we will not process any part of the transfer and that new instructions will be required.  We will not limit transfers from Restricted Funds.  If the multiple reallocations lower the percentage of total contract value in Restricted Funds, we will permit the reallocation even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "Withdrawals" and "Transfers Among Your Investments (Excessive Trading Policy)" in this prospectus for more information on the effect of Restricted Funds.

**Covered Funds, Special Funds and Excluded Funds**

For purposes of determining death benefits and benefits under the living benefit riders (but not the earnings multiplier benefit rider), we assign the investment options to one of three categories of funds. The categories are:

1) Covered Funds;
2) Special Funds; and
3) Excluded Funds.

Allocations to Covered Funds participate fully in all guaranteed benefits. Allocations to Special Funds could affect the death benefit and/or optional benefit rider guarantee that may otherwise be provided. Allocations to Excluded Funds do not participate in any guaranteed benefits, due to their potential for volatility. **No investment options are currently designated as Excluded Funds.**

Designation of investment options under these categories may vary by benefit. For example, we may designate an investment option a Special Fund for purposes of calculating a benefit under an optional benefit rider, but not a death benefit, or for calculating one death benefit and not another. We may, with 30 days notice to you, designate any investment option as a Special or Excluded Fund with respect to new premiums added to such investment option and also with respect to new transfers to such investment option. For more information about these categories of funds with a death benefit, please see "Death Benefit Choices – Death Benefit During the Accumulation Phase" and Appendix F for examples. These categories of funds also apply to the Minimum Guaranteed Income Benefit rider. Please see "Living Benefit Riders – Minimum Guaranteed Income Benefit Rider (the "MGIB Rider")" for more information.

## CHARGES AND FEES

We deduct the Contract charges described below to compensate us for our costs and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a Contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. We expect to profit from the charges, including the mortality and expense risk charge and rider and benefit charges, and we may use such profits to finance the distribution of Contracts.

**Charge Deduction Subaccount**

You may elect to have all charges, except daily charges, against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the ING Liquid Assets Portfolio for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, we will deduct the charges as discussed below. You may cancel this option at any time by sending notice to our Customer Service Center in a form satisfactory to us.

**Charges Deducted from the Contract Value**

We deduct the following charges from your contract value:

   **Surrender Charge.** We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the 8-year period from the date we receive and accept a premium payment. We base the surrender charge on a percentage of each premium payment withdrawn. The surrender charge is based on the amount requested for withdrawal. The surrender charge is deducted from the contract value remaining after you have received the amount requested for withdrawal. This charge is intended to cover sales expenses that we have incurred. We may reduce or waive the surrender charge in certain situations. We will never charge more than the maximum surrender charge. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment as follows:

| Complete Years Elapsed Since Premium Payment | 0 | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8+ |
|---|---|---|---|---|---|---|---|---|---|
| Surrender Charge (as a percentage of Premium Payment withdrawn) | 8% | 7% | 6% | 5% | 4% | 3% | 2% | 1% | 0% |

**Waiver of Surrender Charge for Extended Medical Care or Terminal Illness.** We will waive the surrender charge in most states in the following events: (i) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and we receive your request for the surrender or withdrawal, together with all required documentation at our Customer Service Center during the term of your care or within 90 days after the last day of your care; or (ii) you are first diagnosed by a qualified medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. See your Contract for more information. The waiver of surrender charge may not be available in all states.

**Free Withdrawal Amount.** The Free Withdrawal Amount is the total of (i) your cumulative earnings (which is your contract value less premium payments received and prior withdrawals), and (ii) 10% of premium payments not previously withdrawn received within 8 years prior to the date of the withdrawal.

**Surrender Charge for Excess Withdrawals.** We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distribution requirements under the Tax Code. We consider a withdrawal to be an excess withdrawal when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. When you are receiving systematic withdrawals, any combination of regular withdrawals and systematic withdrawals taken will be included in determining the amount of the excess withdrawal. In other words, if any single withdrawal or sum of withdrawals exceeds the Free Withdrawal Amount, then you will incur a surrender charge on the excess portion, no matter that the withdrawal is a regular withdrawal or a systematic withdrawal. Premium taxes may also apply. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionately from all other subaccounts and Fixed Interest Allocations in which you are invested. **Any withdrawal from a Fixed Interest Allocation more than 30 days before its maturity date will trigger a Market Value Adjustment.** See Appendix C for more information.

For the purpose of calculating the surrender charge for an excess withdrawal: (i) we treat premiums as being withdrawn on a first-in, first-out basis; and (ii) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix E. Although we treat premium payments as being withdrawn before earnings for purpose of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

**Premium Taxes.** We may charge for state and local premium taxes depending on your state of residence. These taxes can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value or in the case of a living benefit rider, the benefit base (e.g., MGIB Charge Base or ING LifePay Plus Base), if exercised, on the annuity start date. However, some jurisdictions impose a premium tax at the time initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal or on the annuity start date.

**Administrative Charge.** We deduct an annual administrative charge on each Contract anniversary. If you surrender your Contract prior to a Contract anniversary, we deduct an administrative charge when we determine the cash surrender value payable to you. The charge is $30 per Contract. We waive this charge if your contract value is $100,000 or more at the end of a contract year or the total of your premium payments is $100,000 or more or under other conditions established by ING USA. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

**Transfer Charge.** We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. The charge will not apply to any transfers due to the election of dollar cost averaging or automatic rebalancing.

**Redemption Fees.** If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the fund's fees and expenses, review each fund's prospectus.**

**Overnight Charge.** You may choose to have the $20 charge for overnight delivery deducted from the net amount of withdrawal you would like sent to you by overnight delivery service.

## Charges Deducted from the Subaccounts

**Mortality and Expense Risk Charge.** The amount of the mortality and expense risk charge depends on the death benefit you have elected. The charge is deducted on each business day and is a percentage of average daily assets based on the assets you have in each subaccount. The mortality and expense risk charge compensates the Company for death benefit and annuitization risks and the risk that expense charges will not cover actual expenses. If there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of contracts.

| Standard Death Benefit | Annual Ratchet Enhanced Death Benefit | Max 7 Enhanced Death Benefit |
|---|---|---|
| Annual Charge 1.25% | Annual Charge 1.55% | Annual Charge 1.80% |

Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit for the same charge. For Contracts with the Quarterly Ratchet Enhanced Death Benefit purchased before April 28, 2008, the Mortality and Expense Risk Charge is 1.50%.

**Asset-Based Administrative Charge.** The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. We deduct the charge on each business day at the rate of 0.0004% of average daily assets based on the assets you have in each subaccount.

**Optional Rider Charges.** Some features and benefits of the Contract are available by rider for an additional charge. Availability is subject to state approval and sometimes broker/dealer approval. Once elected, a rider cannot be canceled independently of the Contract. Below is information about the charge for a rider. Riders are expressed as a percentage, rounded to the nearest hundredth of one percent. Riders are subject to conditions and limitations. For more information about the Earnings Multiplier Benefit Rider, please see "Death Benefit Choices – Death Benefit During the Accumulation Phase – Earnings Multiplier Benefit Rider." For more information about how each living benefit rider works, including the defined terms used in connection with the riders, as well as the conditions and limitations, please see "Living Benefit Riders."

**Earnings Multiplier Benefit Rider Charge.** Subject to state availability, you may purchase the earnings multiplier benefit rider for a non-qualified Contract either at issue or on the next contract anniversary following the introduction of the benefit in your state, if later. So long as the rider is in effect, we will deduct a separate quarterly charge for the rider through a pro-rata reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccounts, we will deduct the charges from your Fixed Interest Allocations starting with the allocation nearest its maturity date. If that is insufficient, we will deduct the charge from the allocation next nearest its maturity date, and so on. We deduct the rider charge on each quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. If you surrender or annuitize your Contract, we will deduct a pro-rata portion of the charge for the current quarter based on the current contract value immediately prior to the surrender or annuitization. The quarterly charge for the earnings multiplier benefit rider is 0.08% (0.30% annually). For a description of the rider, see "Death Benefit Choices – Death Benefit During the Accumulation Phase – Earnings Multiplier Benefit Rider."

**Minimum Guaranteed Income Benefit (MGIB) Rider Charge.** The charge for the MGIB rider, a living benefit, is deducted quarterly, and is a percentage of the MGIB Charge Base:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 1.50% | 0.75% |

We deduct the quarterly charge in arrears from the subaccounts in which you are invested based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. The charge is deducted even if you decide never to exercise your right to annuitize under this rider. For more information about how this rider works, including how the MGIB Charge Base is determined, please see "Living Benefit Riders – Minimum Guaranteed Income Benefit Rider (the "MGIB rider")."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

**ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge.** The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 1.50% | 1.00% |

This quarterly charge is a percentage of the ING LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. For more information about how this rider works, please see "Living Benefit Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C.

**Please Note:** *The above information pertains to the form of the ING LifePay Plus rider which was available for sale from on May 1, 2009 until March 15, 2010 in states where approved. If you purchased a prior version of the ING LifePay Plus rider, please see Appendix J for more information.*

**ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge.** The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 1.70% | 1.20% |

This quarterly charge is a percentage of the ING LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING Joint LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. For more information about how this rider works, please see "Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C.

**Please Note:** *The above information pertains to the form of the ING Joint LifePay Plus rider which was available for sale from May 1, 2009 until March 15, 2010, in states where approved. If you purchased a prior version of the ING Joint LifePay Plus rider, please see Appendix J for more information.*

**Trust and Fund Expenses**
As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.** You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

The company may receive substantial revenue from each of the funds or from the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

**Revenue Received from Affiliated Funds.**

The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:

- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained

by the affiliated investment adviser and ultimately shared with the Company. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment advisor or the investment advisor's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

**Revenue Received from Unaffiliated Funds.** Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:

- Service Fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2011, in connection with the registered annuity contracts issued by the company, that ranking would be as follows:

- BlackRock Variable Series Funds, Inc.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2011, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. For more information, please see "Other Contract Provisions – Selling the Contract."

## THE ANNUITY CONTRACT

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of the Trusts and Funds through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account. See Appendix C for more information on the Fixed Account. If you have any questions concerning this Contract, contact your registered representative or call our Customer Service Center at (800) 366-0066.

**Contract Date and Contract Year**

The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

**Contract Owner**

You are the contract owner. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners. In the event a selected death benefit is not available, the Standard Death Benefit will apply.

The death benefit becomes payable when you die. If the owner is a non-natural owner, the death benefit is payable upon the death of the annuitant. In the case of a sole contract owner who dies before the annuity start date, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the annuity start date, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation. See "Joint Owner," below.

**Joint Owner**

For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner and the death benefit will be payable. Joint owners may only select the Standard Death Benefit option. The Earnings Multiplier Benefit rider is not available when there are joint owners.

Any addition or deletion of a joint owner is treated as a change of owner which may affect the amount of the death benefit. See "Change of Contract Owner or Beneficiary," below. Adding a joint owner to the Contract post issue with either the Annual Ratchet Enhanced Death Benefit (Quarterly Ratchet Enhanced Death Benefit before January 12, 2009) or Max 7 Enhanced Death Benefit will cause that death benefit to end. If the older joint owner is attained age 85 or under, the Standard Death Benefit will apply. If the older joint owner is attained age 86 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. If you elected the Earnings Multiplier Benefit rider, it will terminate if you add a joint owner after issue. Note that returning a Contract to single owner status will not restore either the Annual Ratchet Enhanced Death Benefit (Quarterly Ratchet Enhanced Death Benefit before January 12, 2009) or Max 7 Enhanced Death Benefit, or the earnings multiplier benefit. Unless otherwise specified, the term "age" when used for joint owners shall mean the age of the oldest owner.

**Annuity Start Date**

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

**Annuitant**

The annuitant is the person designated by you to be the measuring life in determining annuity payments. On and after May 1, 2009, a joint annuitant may also be designated. You are the annuitant unless you name another annuitant in the application. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. In the case of a non-natural owner and joint annuitants, the oldest annuitant's age is used. The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. You may not change the annuitant after the Contract is in effect except as described below.

If the contract owner is an individual, and the annuitant dies before the annuity start date and you have named a contingent annuitant, the contingent annuitant becomes the annuitant. If the annuitant dies before the annuity start date and there is no contingent annuitant, the contract owner will become the annuitant. In the event of joint owners, the youngest will be the contingent annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

If the contract owner is not an individual, and the annuitant dies before the annuity start date, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax adviser for more information if the contract owner is not an individual.

**Beneficiary**
The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner, who is a spouse, dies before the income phase start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, we pay the death benefit proceeds to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries, unless you indicate otherwise in writing.

Please note that only the Standard Death Benefit is available on a Contract with joint annuitants.

**Change of Contract Owner or Beneficiary**
During the annuitant's lifetime, you may transfer ownership of a non-qualified Contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the contract, the amount of the earnings multiplier benefit, if applicable, and the continuation of any other optional rider that you have elected. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges (the annuitant's age for non-natural owners). The new owner's death will determine when a death benefit is payable (the annuitant's death for non-natural owners).

| Before Ownership Change | Maximum New Owner Issue Age | After Ownership Change |
|---|---|---|
| Standard Death Benefit | 85 | Standard Death Benefit |
| Annual Ratchet Enhanced Death Benefit | 75 | Annual Ratchet Enhanced Death Benefit |
| Annual Ratchet Enhanced Death Benefit | 76 | Standard Death Benefit |
| Max 7 Enhanced Death Benefit | 69 | Max 7 Enhanced Death Benefit |
| Max 7 Enhanced Death Benefit | 70 | Standard Death Benefit |

For Contracts issued before May 1, 2009, the maximum new owner issue age was 75 for continuation of both the Annual Ratchet Enhanced Death Benefit and Max 7 Enhanced Death Benefit. Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit. For Contracts issued before April 28, 2008, the maximum new owner issue age was 79 for continuation of both the Quarterly Ratchet Enhanced Death Benefit and Max 7 Enhanced Death Benefit. Otherwise, the death benefit after the ownership change will be the Standard Death Benefit, so long as the new owner is no older than age 85.

In the event the new owner is age 86 or older, or the new owner is not an individual (other than a trust for the benefit of the owner or annuitant), the death benefit after the ownership change will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Please note that once a death benefit has been changed due to a change in owner, a subsequent change to a younger owner will not restore either the Annual Ratchet Enhanced Death Benefit (Quarterly Ratchet Enhanced Death Benefit before January 12, 2009) or Max 7 Enhanced Death Benefit.

If you have elected the earnings multiplier benefit rider, and the new owner is under age 76, the rider will continue. The benefit will be adjusted to reflect the attained age of the new owner as the issue age. We will use the Maximum Base and Benefit Base percentages in effect on the original rider date to calculate the benefit. If the new owner is age 76 or over, the rider will terminate. If you have not elected the earnings multiplier benefit rider, the new owner may not add the rider upon the change of ownership. If you have elected another optional rider, the rider will terminate upon a change of ownership.

An ownership change may cause a living benefit rider to terminate. Such depends on the rider and whether spousal continuation is allowed. For more information about an ownership change with the MGIB rider, please see "Living Benefit Riders – Minimum Guaranteed Income Benefit (the "MGIB rider") Rider." For more information with the ING LifePay Plus rider, please see "Living Benefit Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider." And for more information with the ING Joint LifePay Plus rider, please see "Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider."

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract. In the event of joint owners all must agree to change a beneficiary.

In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an income phase payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to our Customer Service Center. Please date your requests. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

**Purchase and Availability of the Contract**

**We are no longer offering the Contract for sale to new purchasers.**

We will issue a Contract with the Standard Death Benefit SO LONG AS both the annuitant and the contract owner are age 80 or younger at the time of application. Availability of an Enhanced Death Benefit option plus a living benefit rider is subject to the following limitations.

| Maximum Issue Age | Option | Additional Requirement |
|---|---|---|
| 79 | Annual Ratchet Enhanced Death Benefit | ING LifePay Plus rider or ING Joint LifePay Plus rider is also purchased. |
| 75 | Annual Ratchet Enhanced Death Benefit | All living benefit riders are available. |
| 69 | Max 7 Enhanced Death Benefit | No living benefit rider is available. |

The maximum issue age applies to both the annuitant and contract owner at the time of application. The Max 7 Enhanced Death Benefit is not available for purchase with any living benefit rider. Also, the maximum issue age for a Contract with the Standard Death Benefit is limited to age 75 to purchase the MGIB rider.

Before May 1, 2009, you could purchase a Contract with the Max 7 Enhanced Death Benefit SO LONG AS both the annuitant and the contract owner were age 79 or younger at the time of application AND you purchased the ING LifePay Plus rider or ING Joint LifePay Plus rider (or the version of the lifetime guaranteed withdrawal benefit rider available to you). Otherwise, the maximum issue age was 75 for a Contract with either the Annual Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit. Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit. Before April 28, 2008, the maximum issue age was 79 for a Contract with either the Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit.

The initial premium payment must be $5,000 or more ($1,500 for qualified Contracts). You may make additional payments of $100 or more ($50 for qualified Contracts) at any time after the free look period and up to the contract anniversary after your 85th birthday. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. An initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,500,000 requires our prior approval.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. **You should not buy this Contract: (i) if you are looking for a short-term investment; (ii) if you cannot risk getting back less money than you put in; or (iii) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract. When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.**

**Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, determine whether your existing contract will be subject to any fees or penalties upon surrender. Also, compare the fees, charges, coverage provisions and limitations, if any, of your existing contract with those of the Contract described in this prospectus.**

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See "Charges and Fees" in this prospectus. If you are considering an Enhanced Death Benefit Option and/or the Earnings Multiplier Benefit rider and your contract will be an IRA, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit" in this prospectus. If this contract is issued as an IRA, no contributions may be made for the taxable year in which you attain age 70½.

**Crediting of Premium Payments**
We will process your initial premium within 2 business days after receipt and allocate the payment according to the instructions you specify at the accumulation unit value next determined, if the application and all information necessary for processing the Contract are complete. We will process subsequent premium payments within 1 business day if we receive all information necessary. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within 5 days, we will consider the application incomplete. Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account B specified by you within 2 business days.

If your premium payment was transmitted by wire order from your broker/dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker/dealer.

1) If either your state or broker/dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid.

2) If your state and broker/dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until our Customer Service Center receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker/dealer may execute any financial transactions on your Contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will ask about any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro-rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro-rata calculations. If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation. For any subsequent premium payments, we will credit the payment designated for a subaccount of Separate Account B at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your Contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the ING Liquid Assets Portfolio) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

**Anti-Money Laundering**
In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

**Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.**

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

**Administrative Procedures**
We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.

**Contract Value**
We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (i) the contract value in the Fixed Interest Allocations, and (ii) the contract value in each subaccount in which you are invested.

   **Contract Value in Fixed Interest Allocations.** The contract value in your Fixed Interest Allocation is the sum of premium payments allocated to the Fixed Interest Allocation under the Contract, plus contract value transferred to the Fixed Interest Allocation, plus credited interest, minus any transfers and withdrawals from the Fixed Interest Allocation (including any Market Value Adjustment applied to such transfer or withdrawal), contract fees (including, in some cases, fees for optional benefit riders) and premium taxes.

**Contract Value in the Subaccounts.**  On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and designated to be allocated to the subaccount.  On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period.  In such a case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the ING Liquid Assets Portfolio).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

1) We take the contract value in the subaccount at the end of the preceding business day.
2) We multiply (1) by the subaccount's Net Rate of Return since the preceding business day.
3) We add (1) and (2).
4) We add to (3) any additional premium payments, and then add or subtract any transfers to or from that subaccount.
5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

**Cash Surrender Value**
The cash surrender value is the amount you receive when you surrender the Contract.  The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment.  See Appendix C for a description of the calculation of cash surrender value under any Fixed Interest Allocation.  We do not guarantee any minimum cash surrender value.  On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, adjust for any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, any redemption fees, the annual contract administrative fee (unless waived), any optional benefit rider charge, and any other charges incurred but not yet deducted.

**Surrendering to Receive the Cash Surrender Value.**  You may surrender the Contract at any time while the annuitant is living and before the annuity start date.  A surrender is effective on the date we receive your written request and the Contract at our Customer Service Center.  After we receive all paperwork required for us to process your surrender, we will determine and pay the cash surrender value at the price next determined.  Once paid, all benefits under the Contract will terminate.  For administrative purposes, we will transfer your money to a specially designated subaccount (currently the ING Liquid Assets Portfolio) prior to processing the surrender.  This transfer will have no effect on your cash surrender value.  You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options.  We will usually pay the cash surrender value within 7 days.

Consult your tax adviser regarding the tax consequences associated with surrendering your Contract.  A surrender made before you reach age 59½ may result in a 10% tax penalty.  See "Federal Tax Considerations" for more details.

**Addition, Deletion or Substitution of Subaccounts and Other Changes**
We may make additional subaccounts available to you under the Contract.  These subaccounts will invest in investment portfolios we find suitable for your Contract.  We may also withdraw or substitute investment portfolios, subject to the conditions in your Contract, compliance with regulatory requirements, and subject to SEC approval.

We may amend the Contract to conform to applicable laws or governmental regulations.  If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more accounts or substitute another portfolio for existing and future investments.  If you elected the dollar cost averaging, systematic withdrawals or automatic rebalancing programs, or if you have other outstanding instructions and we substitute or otherwise eliminate a portfolio subject to those instructions, we will execute your instructions using the substituted or proposed replacement portfolio, unless you request otherwise.  The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.  Subject to SEC approval, we reserve the right to: (i) deregister Separate Account B under the 1940 Act; (ii) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account B; and (v) combine Separate Account B with other accounts.

We will provide you with written notice before we make any of these changes.

**Fixed Interest Allocation (The Fixed Account or Fixed Interest Division)**

The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations.  See Appendix C and the Fixed Account II prospectus for more information.  In the event the Fixed Account is not available in your state, then the Fixed Interest Allocation is the Fixed Interest Division.  Accordingly, see Appendix D, instead for more information.  To obtain a copy of the Fixed Account II prospectus, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov).  The Offering Brochure for the Fixed Interest Division is also available by contacting our Custom Service Center.

**State Variations**

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus.  Key variations are described in Appendix M.  This prospectus provides a general description of the Contract, so please see your Contract, any endorsements and riders for the details.

**Other Contracts**

We and our affiliates offer various other products with different features and terms than the Contracts, and that may offer some or all of the same investment portfolios.  These products have different benefits, fees and charges, and may or may not better match your needs.  You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your registered representative.  Also, broker/dealers selling the Contract may limit its availability or the availability of an optional feature (for example, by imposing restrictions on eligibility), or decline to make an optional feature available.  Please talk to your registered representative for further details.

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## LIVING BENEFIT RIDERS

Some features and benefits of the Contract, if available, are available by rider for an additional charge.  Once elected, the riders generally may not be cancelled.  You may not remove the rider and charges will be assessed regardless of the performance of your Contract.  Please see "Charges and Fees - Optional Rider Charges" for information on rider charges.

**The optional riders may not be available for all investors.  You should analyze each rider thoroughly and understand it completely before you select one.  The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific investment portfolio under the contract.  You should consult a qualified financial adviser in evaluating the riders.  Our Customer Service Center may be able to answer your questions.  The telephone number is (800) 366-0066.**

The Contract has three living benefit riders offering protection against the investment risks with your Contract:

- The Minimum Guaranteed Income Benefit rider, which you may wish to purchase if you are concerned about having a minimum amount of income in annuitizing your Contract;
- The ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are concerned that you may outlive your income; and
- The ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are married and concerned that you and your spouse may outlive your income.

These living benefit riders are described further below.  You may only add one living benefit rider to your Contract.  We do, however, reserve the right to allow the purchase of more than one living benefit rider in the future.  **You should not purchase the ING LifePay Plus rider with multiple owners, unless the owners are spouses**.  More information about earlier versions of the guaranteed withdrawal benefit riders (including lifetime versions) is in the appendices.

**Minimum Guaranteed Income Benefit Rider (the "MGIB rider").**  The MGIB rider is an optional benefit which guarantees a minimum amount of annuity income will be available to you if you annuitize on the MGIB Date (as defined below), regardless of fluctuating market conditions.  The minimum guaranteed amount of annuity income will depend on the amount of premiums you pay during the first five contract years after you purchase the rider, the amount of contract value you allocate or transfer to Special Funds (as defined below) or Excluded Funds (as defined below), the MGIB Rate (as defined below), the adjustment for Special Fund or Excluded Fund transfers, and any withdrawals you take while the MGIB rider is in effect.  Thus, investing in Special Funds or Excluded Funds may limit the benefit under the MGIB rider.

**Purchase.**  The MGIB rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, you must have been age 75 or younger on the rider date and the ten-year waiting period must end at or prior to the latest annuity start date to purchase the MGIB rider.  Some broker dealers may limit availability of the rider to younger ages. The MGIB rider must have been purchased (i) on the contract date, (ii) within 30 days after the contract date.  Previously, the Company in its discretion could allow the purchase of this rider after the contract date.  **There is a ten-year waiting period before you can annuitize under the MGIB rider.**  If you purchases this rider prior to August 21, 2006, the features and benefits of your rider may differ from those described below, please refer to your contract for more details.

**Rider Date.**  The rider date is the date the optional benefit rider becomes effective.  The rider date is also the contract date if you purchase the rider when the Contract is issued.

**No Cancellation.**  Once you purchase a rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract.  These events automatically cancel any rider.  Once the Contract continues beyond the free look period, you may not cancel the rider.  The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

**Termination.**  The MGIB rider is a "living benefit," which means the guaranteed benefit offered by the MGIB rider is intended to be available to you while you are living and while your Contract is in the accumulation phase. The MGIB rider automatically terminates if you:

- annuitize, surrender or otherwise terminate your Contract during the accumulation phase;
- you die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract;
- the contract value is insufficient to pay the charge for the MGIB rider; or
- there is a change in contract ownership (other than a spousal beneficiary continuation upon your death).

**Rider Charge.**  The current charge we deduct under the MGIB Rider is 0.75% annually of the MGIB Charge Base.  The MGIB Charge Base is the greater of (1) and (2) below, where:

1) Is the lesser of the Maximum MGIB Rollup Base and the sum of (a), (b), and (c) where:

   (a) is the MGIB Rollup Base for Covered Funds;
   (b) is the MGIB Rollup Base for Special Funds (as defined below); and
   (c) is the MGIB Rollup Base for Excluded Funds; and

2) Is the sum of (a) and (b) where:

   (a) is the MGIB Ratchet Base for Covered Funds and Special Funds; and
   (b) is the MGIB Ratchet Base for Excluded Funds.

For definitions of the Maximum MGIB Rollup Base, the MGIB Rollup Base for Covered Funds, the MGIB Rollup Base for Special Funds, the MGIB Rollup Base for Excluded Funds, the MGIB Ratchet Base for Covered Funds and Special Funds, and the MGIB Ratchet Base for Excluded Funds, see the "Calculations of the MGIB Rollup Bases" and "Calculation of the MGIB Ratchet Bases" below.

**Fund Categories.**  The MGIB Benefit Base (as defined below) is tracked separately for Covered Funds, Special Funds and Excluded Funds.  The following investment options are currently designated as Special Funds for purposes of calculating the MGIB Benefit Base:

- ING Liquid Assets Portfolio
- Fixed Interest Allocation

Please note that the ProFunds VP Rising Rates Opportunity and ING Limited Maturity Bond portfolios are also Special Funds, but closed to new allocations, effective April 30, 2007 and March 12, 2004, respectively.

No investment options are currently designated as Excluded Funds.  Covered Funds are any investment options not designated as Special Funds or Excluded Funds.  These fund categories apply to all calculations under the MGIB rider.  Please see "The Trust and Funds – Covered Funds, Special Funds and Excluded Funds."

For Contracts with the MGIB rider purchased before August 21, 2006 (subject to availability), the ING Intermediate Bond Portfolio is designated as a Special Fund.

**Fixed Allocation Funds Automatic Rebalancing**. In order to mitigate the insurance risk inherent in our guarantee to provide you a guaranteed minimum amount of annuity income if you annuitize on the MGIB date (subject to the terms and restrictions of the MGIB rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that a proportion of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the contract, as described below.

For Contracts with the MGIB rider purchased on and after August 21, 2006 (subject to availability), there is an allocation requirement. If the contract value in the Fixed Allocation Funds (as defined below) is less than a percentage of the total contract value allocated to the Fixed Allocation Funds and Other Funds (as defined below) on any MGIB Rebalancing Date (as defined below), we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the appropriate percentage of this amount is allocated to the Fixed Allocation Funds. This is called Fixed Allocation Funds Automatic Rebalancing and the percentage is stated in your Contract. Currently, the minimum Fixed Allocation Fund percentage is zero. Accepted Funds are excluded from this rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date.

The MGIB Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Currently, the Accepted Funds are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Conservative Portfolio |
| ING American Funds Asset Allocation Portfolio | ING Retirement Growth Portfolio |
| ING American Funds World Allocation Portfolio | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | ING T. Rowe Price Capital Appreciation Portfolio |
| ING MFS Total Return Portfolio | Fixed Interest Allocation |
| ING Oppenheimer Active Allocation Portfolio | |

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree$^{SM}$ Global High-Yielding Equity Index Portfolio

We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such investment portfolios after the date of the change.

Currently, the Fixed Allocation Funds are:

| | |
|---|---|
| ING American Funds Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING BlackRock Inflation Protected Bond Portfolio | ING Intermediate Bond Portfolio |
| ING U.S. Bond Index Portfolio | |

You may allocate contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the MGIB rider is not continued under the spousal continuation right, when available, the Fixed Allocation Fund will be reclassified as a Special Fund as of the Contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the

Contract any allocation of contract value to the Fixed Allocation Funds will be considered a Covered Fund while the rider is in effect.

All investment portfolios available under the Contract that are not Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment portfolio restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. **By electing to purchase the MGIB rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the MGIB rider if you do not wish to have your contract value reallocated in this manner.**

**MGIB Benefit Base.** The MGIB Benefit Base (as defined below) is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. Any reset of contract value under provisions of the Contract or other riders will not increase the MGIB Benefit Base or Maximum MGIB Rollup Base (as defined below). On the MGIB Date, your MGIB Benefit Base is the greater of (1) and (2), where:

1) Is the lesser of the Maximum MGIB Rollup Base (as defined below) and the sum of (a), (b), and (c) where:

   (a) is the MGIB Rollup Base for Covered Funds; and
   (b) is the MGIB Rollup Base for Special Funds; and
   (c) is the contract value allocated to Excluded Funds; and

2) Is the sum of (a) and (b) where:

   (a) is the MGIB Ratchet Base for Covered Funds and Special Funds (as defined below); and
   (b) is the contract value allocated to Excluded Funds.

The MGIB Benefit Base calculation differs from the MGIB Charge Base calculation because it uses the contract value allocated to Excluded Funds rather than the MGIB Ratchet Base and MGIB Rollup Base allocated to Excluded Funds. This means that the amount on which you pay charges for the MGIB rider may be higher than the amount used to calculate your benefit under the MGIB rider.

**Calculation of MGIB Rollup Bases.** The Maximum MGIB Rollup Base is 250% of eligible premiums adjusted pro-rata for withdrawals, subject to availability (300% otherwise and for Contracts with the MGIB rider purchased before August 21, 2006). This means that the Maximum MGIB Rollup Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Rollup Base is not allocated by Fund category.

The MGIB Rollup Base allocated to Covered Funds equals the eligible premiums allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Rollup Base, and at 0% thereafter.

The MGIB Rollup Base allocated to Special Funds equals the eligible premiums allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base allocated to Special Funds does not accumulate.

The MGIB Rollup Base allocated to Excluded Funds equals the eligible premiums allocated to Excluded Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Rollup Base, and at 0%

thereafter. **The MGIB Rollup Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Rollup Base used to determine benefits.**

Eligible premiums are those premiums added more than 5 years before the earliest MGIB Date. This means that, generally, premiums must be paid within five years of purchasing the MGIB rider to be considered eligible premiums. Premiums paid after that, are excluded from the MGIB Rollup Bases.

The MGIB Rate is currently 6% (7% if this rider was purchased before May 1, 2009). The MGIB Rate is an annual effective rate. We may, at our discretion, discontinue offering this rate. The MGIB Rate will not change for those contracts that have already purchased the MGIB rider.

Withdrawals reduce each MGIB Rollup Base on a pro-rata basis. The percentage reduction in the MGIB Rollup Base for each Fund category (i.e., Covered Funds, Special Funds or Excluded Funds) equals the percentage reduction in contract value in that fund category resulting from the withdrawal (including surrender charge and market value adjustment). This means that the MGIB Rollup Base for Covered Funds, the MGIB Rollup Base for Special Funds or the MGIB Rollup Base for Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds, Special Funds or Excluded Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal (including surrender charge and market value adjustment), the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the withdrawal).

When you make transfers between Covered Funds, Special Funds and Excluded Funds, net transfers from a fund category will reduce the applicable MGIB Rollup Base for that fund category on a pro-rata basis. This means a reduction by the same percentage as the transfer bears to the contract value in the fund category. For example, if the contract value in Covered Funds is $1000 and the transfer from Covered Funds to Excluded Funds is $250, then the contract value in Covered Funds is reduced by 25%. In a case where the MGIB Rollup Base for Covered Funds is $1200, the MGIB Rollup Base for Covered Funds is also reduced by 25%, or $300, rather than by the amount of the transfer, or $250. In addition, the MGIB Rollup Base for Excluded Funds is increased by the reduction in the MGIB Rollup Base for Covered Funds, or $300.

In a case where the MGIB Ratchet Base for Covered Funds is greater than the contract value in Covered Funds, a transfer from Covered Funds will result in the MGIB Rollup Base for Covered Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Rollup Base for Covered Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

Net transfers from Excluded Funds will also reduce the MGIB Rollup Base for Excluded Funds on a pro-rata basis. But the resulting increase in the MGIB Rollup Base for Covered Funds or Special Funds, as applicable, will equal the lesser of the contract value transferred and the reduction in the MGIB Rollup Base for Excluded Funds. What this means, if in the previous example the transfer was from Excluded Funds to Covered Funds, is there would be no change in the value of your MGIB Benefit Base because of the transfer – the amount of the transfer between the fund categories is the same, $250, because the MGIB Benefit Base calculation is based on the contract value allocated to Excluded Funds, versus the calculation basis for Excluded Funds with the MGIB Charge Base. The MGIB Charge Base calculation is instead based on the MGIB Rollup Base for Excluded Funds. As a result, this same transfer, having no change in the value of your MGIB Benefit Base, would result in the MGIB Charge Base being reduced. The net effect of this transfer: You pay less for the same minimum guaranteed amount of annuity income upon annuitization of the MGIB rider.

**Calculation of MGIB Ratchet Bases.** The MGIB Ratchet Base for Covered Funds and Special Funds equals:

1) on the rider date, eligible premiums or the contract value (if the rider is added after the contract date) allocated to Covered Funds and Special Funds;

2) on each contract anniversary prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds and Special Funds is set equal to the greater of:

(a) the current contract value allocated to Covered Funds and Special Funds (after any deductions occurring on that date); and

(b) the MGIB Ratchet Base for Covered Funds and Special Funds from the most recent prior contract anniversary, adjusted for any new eligible premiums, withdrawals attributable to Covered Funds and Special Funds, and transfers.

For Contracts with the MGIB rider purchased before January 12, 2009, the MGIB Ratchet Base for Covered Funds and Special Funds is recalculated on each "quarterly anniversary date" prior to attainment of age 90. A "quarterly anniversary date" is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of the month.

Whenever the date falls on a weekend or holiday, we will use the value as of the subsequent business day.

3) at other times, the MGIB Ratchet Base for Covered Funds and Special Funds is the corresponding MGIB Ratchet Base from the prior contract anniversary (the prior quarterly anniversary date for Contracts with the MGIB rider purchased before January 12, 2009), adjusted for subsequent eligible premiums, withdrawals attributable to Covered Funds and Special Funds, and transfers.

The MGIB Ratchet Base for Excluded Funds has a corresponding definition with respect to amounts allocated to Excluded Funds. **The MGIB Ratchet Base for Excluded Funds is used only for transfer adjustments and MGIB rider charges. It is not included in the MGIB Ratchet Base used to determine benefits.**

Eligible premiums are those premiums added more than five years before the earliest MGIB Date. This means that, generally, premiums must be paid within five years of purchasing the MGIB rider to be considered eligible premiums. Premiums paid after that are not added to the MGIB Ratchet Bases, but would be added to your contract value.

Withdrawals reduce each MGIB Ratchet Base on a pro-rata basis. The percentage reduction in the MGIB Ratchet Base for each fund category (i.e., Covered Funds and Special Funds or Excluded Funds) equals the percentage reduction in contract value in that fund category resulting from the withdrawal (including surrender charges and market value adjustment). This means that the MGIB Ratchet Base for Covered Funds and Special Funds or the MGIB Ratchet Base for Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal (including surrender charges and market value adjustment) reduces the contract value allocated to Covered Funds and Special Funds or Excluded Funds. For example, if the contract value in Covered Funds and Special Funds is reduced by 25% as the result of a withdrawal (including surrender charges and market value adjustment), the MGIB Ratchet Base for Covered Funds and Special Funds is also reduced by 25% (rather than by the amount of the withdrawal).

When you make transfers between Covered Funds or Special Funds and Excluded Funds, net transfers will reduce the MGIB Ratchet Base for Covered Funds and Special Funds on a pro-rata basis. This means a reduction by the same percentage as the transfer bears to the contract value in Covered Funds and Special Funds. For example, if the contract value in Covered Funds and Special Funds is $1000 and a transfer from Covered Funds or Special Funds to Excluded Funds is $250, then the contract value in Covered Funds and Special Funds is reduced by 25%. In a case where the MGIB Ratchet Base for Covered Funds and Special Funds is $1200, the MGIB Ratchet Base for Covered Funds and Special Funds is also reduced by 25%, or $300, rather than by the amount of the transfer, or $250. In addition, the MGIB Rollup Base for Excluded Funds is increased by the reduction in the MGIB Ratchet Base for Covered Funds and Special Funds, or $300.

In a case where the MGIB Rollup Base for Covered Funds and Special Funds is greater than the contract value in Covered Funds and Special Funds, a transfer from Covered Funds and Special Funds will result in the MGIB Ratchet Base for Covered Funds and Special Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Ratchet Base for Covered Funds and Special Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

Net transfers from Excluded Funds will also reduce the MGIB Ratchet Base for Excluded Funds on a pro-rata basis. But the resulting increase in the MGIB Ratchet Base for Covered Funds and Special Funds will equal the lesser of the contract value transferred and the reduction in the MGIB Ratchet Base for Excluded Funds. What this means, if in the previous example the transfer was from Excluded Funds to Covered Funds, is there would be no change in the value of your MGIB Benefit Base because of the transfer – the amount of the transfer between the fund categories is the same, $250, because the MGIB Benefit

Base calculation is based on the contract value allocated to Excluded Funds, versus the calculation basis for Excluded Funds with the MGIB Charge Base. The MGIB Charge Base calculation is instead based on the MGIB Ratchet Base for Excluded Funds. As a result, this same transfer, having no change in the value of your MGIB Benefit Base, would result in the MGIB Charge Base being reduced. The net effect of this transfer: You pay less for the same minimum guaranteed amount of annuity income upon annuitization of the MGIB rider.

**MGIB Date.** If you purchased the MGIB rider on the contract date or added the MGIB rider within 30 days following the contract date, the MGIB Date is the contract anniversary on or after the tenth contract anniversary when you decide to exercise your right to annuitize under the MGIB rider. If you added the MGIB rider at any other time, your MGIB Date is the contract anniversary occurring at least 10 years after the date when you decide to exercise your right to annuitize under the MGIB rider.

**MGIB Annuity Income.** Ordinarily, the amount of income that will be available to you on the annuity start date is based on your contract value, the annuity option you selected and the guaranteed income factors or the income factors in effect on the date you annuitize. If you purchase the MGIB rider, the amount of income that will be available to you upon annuitization on the MGIB Date is the greatest of:

1)  your annuity income based on your contract value on the MGIB Date adjusted for any market value adjustment (see Appendix C) applied to the guaranteed income factors specified in your Contract for the annuity option you selected;
2)  your annuity income based on your contract value on the MGIB Date adjusted for any market value adjustment (see Appendix C) applied to the then-current income factors in effect for the annuity option you selected; or
3)  the MGIB annuity income based on your MGIB Benefit Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Benefit Base for any surrender charge, premium tax recovery and market value adjustment (see Appendix C) that would otherwise apply at annuitization.

**MGIB Income Factors.** The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed income factors found in your Contract. Although the minimum income provided under the rider can be determined in advance, the contract value in the future is unknown, so the income provided under a contract with the MGIB rider attached may be greater or less than the income that would be provided under the Contract without the rider. Generally, the income calculated under the MGIB rider will be greater than the income provided under the Contract whenever the MGIB Benefit Base is sufficiently in excess of the contract value to offset the additional conservatism reflected in the MGIB rider's income factors compared to those in the Contract. The income factors in the MGIB rider generally reflect a lower interest rate and more conservative mortality than the income factors in the Contract. The degree of relative excess that the income factors require to produce more income will vary for each individual circumstance. If the contract value exceeds the MGIB Benefit Base at time of annuitization, the Contract will always produce greater income than the MGIB rider. Please see "Appendix G — Examples of Minimum Guaranteed Income Benefit Calculation."

**MGIB Annuity Options.** Prior to your latest annuity start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. We require a 10-year waiting period before you can annuitize the MGIB rider benefit. The MGIB must be exercised in the 30-day period prior to the end of any contract anniversary that occurs at least ten years after the MGIB rider date. At your request, the Company may, at its discretion, extend the latest contract annuity start date without extending the MGIB Date.

The following are the MGIB annuity options available under the MGIB Rider:

1)  Income for Life (single life or joint life with 100% Survivor) and 10-20 year fixed period.
2)  Income for 20-30 year fixed period.
3)  Any other annuity option offered by the Company in conjunction with the MGIB rider on the MGIB Date.

Once during the life of the Contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB annuity options available under the MGIB rider. This option may only be exercised in the 30 day period prior to a contract anniversary at or after the end of the waiting period. The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in the prospectus. The contract value will be reduced on a pro-rata basis. Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value. The exercise of this partial annuitization of the MGIB Benefit Base does not affect your right to annuitize remaining value under the Contract without regard to the MGIB rider. The amount applied to the partial annuitization will be treated as a withdrawal for purposes of adjusting contract and MGIB rider values. This means the contract and MGIB rider values will be

adjusted on a pro-rata basis.  See "Calculation of MGIB Rollup Bases" and "Calculation of MGIB Ratchet Bases" above.  Surrender charges will apply to amounts applied to partial annuitization.

    **Notification.**  On or before 30 days prior to each possible MGIB Date, we will provide you with a notification which will include an estimate of the amount of MGIB annuity benefit available if you choose to exercise it.  We will determine the actual amount of the MGIB annuity benefit as of the MGIB Date.

    **Change of Owner and Annuitant.**  The MGIB rider will terminate upon a change of ownership unless the change is due to spousal continuation at the time of the owner's death.  Once you purchase the MGIB rider, the annuitant may not be changed except when an annuitant who is not a contract owner dies prior to annuitization.  In such a case, a new annuitant may be named in accordance with the provisions of your Contract.  The MGIB Benefit Base is unaffected and continues to accumulate.

    **Death of Owner.**  The MGIB rider and the MGIB rider charges automatically terminate if you die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of the annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

**The MGIB rider does not restrict or limit your right to annuitize the Contract at any time permitted under the Contract.  The MGIB rider does not restrict your right to annuitize the Contract using Contract income factors that may be higher than the MGIB rider income factors.**

**The benefits associated with the MGIB rider are available only if you annuitize your Contract under the rider and in accordance with the provisions set forth above.  Annuitizing using the MGIB may result in a more favorable stream of income payments, and different tax consequences, under your Contract.  Because the MGIB rider income factors are generally more conservative than the Contract income factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your Contract value to the Contract's applicable annuity factors.  You should consider all of your options at the time you begin the income phase of your Contract.**

**ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider.**  The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals reduce your Contract value to zero.  You may wish to purchase this rider if you are concerned that you may outlive your income.

    **Important Note:** *We introduced the ING LifePay Plus rider on August 20, 2007 and launched changes to it on April 28, 2008 and January 12, 2009, subject to state approval where applicable. The below information pertains to the form of the ING LifePay Plus rider which was available for sale May 1, 2009 through March 15, 2010, in states where approved.  If this form of the ING LifePay Plus rider was not approved for sale in your state when you purchased the rider, then please see Appendix J for the information about the form of the ING LifePay Plus rider which was available to you.*

    **Eligibility.**  The annuitant must be the owner or one of the owners, unless the owner is a non-natural owner.  Joint annuitants are not allowed.  The maximum issue age is 80 (owner and annuitant must age qualify).  The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date.  The ING LifePay Plus rider is not available for purchase with the Max 7 Enhanced Death Benefit.  The ING LifePay Plus rider is subject to broker/dealer availability.  **Please note that the ING LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

The ING LifePay Plus rider is no longer available for purchase, including purchase by owners of existing Contracts.  Previously, Contracts issued on and after November 1, 2004 were eligible for the ING LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph.  Such Contracts must not already have had a living benefit rider.  There is an election form for this purpose.  Please contact the Customer Service Center for more information.

    **Rider Effective Date.**  The rider effective date is the date that coverage under the ING LifePay Plus rider begins.  If you purchase the ING LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date.  If the ING LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary.  A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

**No Cancellation.**  Once you purchase the ING LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms.  These events automatically cancel the ING LifePay Plus rider.

**Termination.**  The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase.  The optional rider automatically terminates if you:  Terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING LifePay Plus rider; or Die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.  The ING LifePay Plus rider also terminates with a change in Contract ownership (other than a spousal beneficiary continuation on your death).  Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

**Highlights.**  *This paragraph introduces the terminology of the ING LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.*  The ING LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the ING LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal.  The Maximum Annual Withdrawal is available for withdrawals at your discretion or systematic withdrawals pursuant to the terms of the Contract.  Also, the ING LifePay Plus rider offers the Income Optimizer, which is the option to elect to receive systematic installments of the Maximum Annual Withdrawal over the annuitant's life.  The guarantee continues when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since Contract value would be zero) until the annuitant's death.  The ING LifePay Plus Base is eligible for Annual Ratchets and Step-ups, and subject to adjustment for any Excess Withdrawals.  The ING LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals.  The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit.  The ING LifePay Plus rider allows for spousal continuation.

**ING LifePay Plus Base.**  The ING LifePay Plus Base is first calculated when you purchase the ING LifePay Plus rider: on the Contract date – equal to the initial premium; or after the Contract date – equal to the Contract value on the effective date of the rider.

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums.  We refer to the ING LifePay Plus Base as the MGWB Base in the ING LifePay Plus rider.

**Withdrawals and Excess Withdrawals.**  Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base.  These withdrawals will not incur surrender charges, a negative Market Value Adjustment associated with any Fixed Account Allocations or any premium credit deduction (recapture).

Say for example the current Contract value is $90,000 on a Contract with the ING LifePay Plus rider in the Lifetime Withdrawal Phase.  The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000.  Even though a withdrawal of $5,000 would reduce the Contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal.  See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal.  An Excess Withdrawal is also a withdrawal after spousal continuation of the Contract but before the ING LifePay Plus rider's guarantees resume, which occurs on the next quarterly contract anniversary following spousal continuation.  An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base – in the same proportion as Contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations or any premium credit deduction (recapture) (rather than the total amount of the withdrawal).  An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated.  See Appendix G, Illustrations 1, 2 and 6 for examples of the consequences of an Excess Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

**Annual Ratchet.** The ING LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: the current ING LifePay Plus Base; or the current Contract value. We call this recalculation the Annual Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the ING LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

**Step-up.** The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: the current ING LifePay Plus Base; the current Contract value; and the ING LifePay Plus Base on the previous contract anniversary, increased by the Step-up.

The amount of the Step-up is the product of the Step-up Tracker on the previous contract anniversary times the Step-up percent, currently 6%. The Step-up Tracker is only used to calculate the amount of the Step-up. Initially, it equals the ING LifePay Plus Base. Any premiums received during a contract year are added to the Step-up Tracker and eligible for a partial Step-up. Any withdrawals for payment of third-party investment advisory fees are subtracted from the Step-up. Like the ING LifePay Plus Base, the Step-up Tracker is eligible for Annual Ratchets and subject to a pro-rata adjustment for any Excess Withdrawals.

Please note that no partial Step-up is available in the first year after you purchase this rider post issue of the Contract. Your first opportunity for a Step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date. Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add the ING LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a Step-up. Rather, the first opportunity for a Step-up with this Contract is on January 1, 2009.

**Lifetime Withdrawal Phase**. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the annuitant is age 59½. On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Base or the Contract value on the previous business day. The Lifetime Withdrawal Phase will continue until the earliest of:

1) the date annuity payments begin (see "The Annuity Options");
2) reduction of the Contract value to zero by an Excess Withdrawal;
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) surrender of the Contract; or
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

**Maximum Annual Withdrawal.** The Maximum Annual Withdrawal is the amount that the ING LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the Annuitant's age, multiplied by the ING LifePay Plus Base.

The <u>Maximum Annual Withdrawal Percentages</u> are:

|  | **Ages** |
|---|---|
| 4% | 59½ to 64 |
| 5% | 65-75 |
| 6% | 76-79 |
| 7% | 80+ |

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or a Step-up.  Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the annuitant grows older.

In the event on the date the Lifetime Withdrawal Phase begins the Contract value on the previous business day is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to that Contract value.  The greater the ING LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the ING LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time.

**Income Optimizer.**  The ING LifePay Plus rider offers the option to elect to receive the Maximum Annual Withdrawal in systematic installments over the annuitant's life.  We call this option the Income Optimizer.  You may elect the Income Optimizer during the Lifetime Withdrawal Phase.  This election is in lieu of the Contract's other annuity options, and these payments will be subject to the same tax treatment as an annuity payment.  Please see "Federal Tax Considerations" for more information.  The Income Optimizer is only available on non-qualified contracts.

The frequency of payments under the Income Optimizer may be annual, quarterly or monthly.  While you are receiving payments under the Income Optimizer, the ING LifePay Plus Base remains eligible for Annual Ratchets.  Your Contract may still have a Contract value and death benefit.  Spousal continuation of payments under the Income Optimizer is permitted.  Any withdrawals in excess of the Maximum Annual Withdrawal are Excess Withdrawals that would cause a pro-rata reduction of the ING LifePay Plus Base, as well as a reduction of the Maximum Annual Withdrawal.

Your election is subject to restrictions – you may not: revoke your election; add on premiums; exchange the Contract; annuitize the Contract; or change ownership (except as permitted under "Change of Owner or Annuitant" below).  Once you choose the frequency of payments, you may not change it.  Also, the specified percentage of your Contract value required to be allocated to Fixed Allocation Funds is higher, and the investment options available for this purpose are limited.  Please see "Investment Option Restrictions" below for the details.  You may surrender your Contract at any time.

Payments under the Income Optimizer will continue until the Terminal Date, at which time you waive any remaining Contract value and death benefit and the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status.  The Terminal Date is the contract anniversary following the annuitant's 95th birthday.  Alternatively, you may wish to extend the Terminal Date to the contract anniversary following the annuitant's 115th birthday in order to liquidate your Contract value that may remain before the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status.  Regardless, your payments of the Maximum Annual Withdrawal will continue during the Lifetime Automatic Periodic Benefit Status until the death of the annuitant.  We will notify you in writing in advance of the Terminal Date to remind you of this alternative and how to extend the Terminal Date.

**Lifetime Income Annuity Option.**  In the event the Contract's annuity commencement date is reached while the ING LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only annuity option, in lieu of the Contract's other annuity options.  Payments under this option are based on the minimum annual payment factors for each $1,000 reflected in the rider data table and will never be less than the same frequency of payments of the Maximum Annual Withdrawal at that time.  For more information about the Contract's annuity options, see "The Annuity Options."

**Required Minimum Distributions.**  The ING LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal.  If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.  Once you

have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal.  See Appendix G, Illustration 3 for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated.  See Appendix G, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount.  The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date.  Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire.  See Appendix G, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets or upon spousal continuation of the ING LifePay Plus Rider.**

**Lifetime Automatic Periodic Benefit Status.**  The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your Contract value is reduced to zero other than by an Excess Withdrawal.  (A withdrawal in excess of the Maximum Annual Withdrawal that causes your Contract value to be reduced to zero will terminate the ING LifePay Plus rider.)  You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.  When the rider enters Lifetime Automatic Periodic Benefit Status: the Contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider; no further premium payments will be accepted; and any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal.  These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate.  The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately.  The periodic payments will begin on the first Contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event Contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the annuitant is age 59½.  During this time, the ING LifePay Plus rider's death benefit remains payable upon the annuitant's death.  Also, the ING LifePay Plus Base remains eligible for Step-ups.  Once the ING LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the annuitant's age, multiplied by the ING LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract.  Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually.  If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal.  Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly.  If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

**Investment Option Restrictions.**  While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated.  Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least the required specified percentage of such Contract value in the Fixed Allocation Funds, which is 30%; 40% with the Income Optimizer.

See "Fixed Allocation Funds Automatic Rebalancing," below.  We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider.  We require this allocation regardless of your investment

instructions to the Contract.  The ING LifePay Plus rider will not be issued until your Contract value is allocated in accordance with these investment option restrictions.  The timing of when and how we apply these investment option restrictions is discussed further below.

**Accepted Funds**.  Currently, the Accepted Funds are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Conservative Portfolio |
| ING American Funds Asset Allocation Portfolio | ING Retirement Growth Portfolio |
| ING American Funds World Allocation Portfolio | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | ING T. Rowe Price Capital Appreciation Portfolio |
| ING MFS Total Return Portfolio | Fixed Interest Allocation |
| ING Oppenheimer Active Allocation Portfolio | |

Currently, the Accepted Funds for the Income Optimizer are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | Fixed Interest Allocation |
| ING Retirement Conservative Portfolio | |

No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds.  We may change these designations at any time upon 30 days notice to you.  If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds**.  Currently, the Fixed Allocation Funds:

| | |
|---|---|
| ING American Funds Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING BlackRock Inflation Protected Bond Portfolio | ING Intermediate Bond Portfolio |
| ING U.S. Bond Index Portfolio | |

You may allocate your contract value to one or more of the Fixed Allocation Funds.  We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

**Other Funds.**  All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.**  If the Contract value in the Fixed Allocation Funds is less than the required specified percentage of the total Contract value allocated among the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date (30%; 40% with the Income Optimizer), we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that the required specified percentage of this amount is allocated to the Fixed Allocation Funds.  Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing.  Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date.  The ING LifePay Plus Rebalancing Dates occur on the rider effective date and each quarterly Contract anniversary.  Also, after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract.  However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations.  See "Appendix H – Examples of Fixed Allocation Funds Automatic Rebalancing."  You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix H – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

**Death of Owner or Annuitant.** The ING LifePay Plus rider terminates (with the rider's charges pro-rated) on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner. Also, an ING LifePay Plus rider that is in Lifetime Automatic Periodic Benefit Status terminates on the date of the annuitant's death.

**ING LifePay Plus Death Benefit Base.** The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING LifePay Plus rider: On the Contract date – equal to the initial premium; Or after the Contract date – equal to the Contract value on the rider effective date.

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "ING LifePay Plus Base - Withdrawals and Excess Withdrawals" above for more information.

There is no additional charge for the death benefit associated with the ING LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or Step-ups.

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the ING LifePay Plus Death Benefit Base being reduced to zero or the annuitant's death. Upon the annuitant's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

**Spousal Continuation.** If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, provided the spouse becomes the annuitant and sole owner. At the time the Contract is continued, the ING LifePay Plus Base is recalculated to equal the Contract value, inclusive of the guaranteed death benefit – UNLESS the continuing spouse is a joint owner and the original annuitant, OR the Lifetime Withdrawal Phase has not yet begun. In this case, the ING LifePay Plus Base is recalculated to equal the greater of: the Contract value, inclusive of the guaranteed death benefit; and the last calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation. Regardless, the ING LifePay Plus rider's guarantees resume on the next quarterly contract anniversary following spousal continuation. Any withdrawals after spousal continuation of the Contract but before the ING LifePay Plus rider's guarantees resume are Excess Withdrawals. The ING LifePay Plus rider remains eligible for the Annual Ratchet upon recalculation of the ING LifePay Plus Base.

The Maximum Annual Withdrawal is also recalculated at the same time as the ING LifePay Plus Base; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the annuitant is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the new annuitant's age, multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the Contract value on the previous business day is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to that Contract value before the Maximum Annual Withdrawal is first calculated. The rider will be eligible for any Step-ups that may remain, and the Step-up Tracker will be recalculated at the same time as the ING LifePay Plus Base. Also, upon spousal continuation, the

ING LifePay Plus Death Benefit Base equals the ING LifePay Plus Death Benefit Base before the owner's death, subject to any pro-rata adjustment for any withdrawals before spousal continuation of the rider.

In the event the Income Optimizer was elected, systematic installments of the Maximum Annual Withdrawal will continue, SO LONG AS the surviving spouse as annuitant is age 59½. The amount of these continuing payments may change since both the ING LifePay Plus Base and the Maximum Annual Withdrawal are recalculated based on the new annuitant's age. The rider under the Income Optimizer will remain subject to the higher required specified percentage for allocations to the Fixed Allocation Funds, even if upon spousal continuation the Lifetime Withdrawal Phase has not yet begun, and there is no Maximum Annual Withdrawal, because the annuitant is not yet age 59½.

Contrary to the ING Joint LifePay Plus rider, spousal continuation of the ING LifePay Plus rider would likely NOT take effect at the same time as the Contract is continued. As noted above, the ING LifePay Plus rider provides for spousal continuation only on a quarterly contract anniversary (subject to the spouse becoming the annuitant and sole owner). So if you are concerned about the availability of benefits being interrupted with spousal continuation of the ING LifePay Plus rider, you might instead want to purchase the ING Joint LifePay Plus rider.

**Change of Owner or Annuitant.** The ING LifePay Plus rider terminates (with the rider's charge pro-rated) upon any ownership change or change of annuitant, except for:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual;
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual;
8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual;
9) change of owner pursuant to a court order; and
10) change of qualified plan ownership to that of the beneficial owner.

**Surrender Charges.** Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your Contract value is reduced to zero, any periodic payments under the ING LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. See Appendix G for examples.

**Loans.** No loans are permitted on Contracts with the ING LifePay Plus rider.

**Taxation.** For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

**ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider.** The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals reduce your Contract value to zero. You may wish to purchase this rider if you are married and concerned that you and your spouse may outlive your income.

> **Important Note:** *We introduced the ING Joint LifePay Plus rider on August 20, 2007 and launched changes to it on April 28, 2008 and January 12, 2009, subject to state approval where applicable. The below information pertains to the form of the ING Joint LifePay Plus rider which was available for sale May 1, 2009 through March 15, 2010, in states where approved. If this form of the ING Joint LifePay Plus rider was not approved for sale in your state when you purchased the rider, then please see Appendix J for the information about the form of the ING Joint LifePay Plus rider which was available to you.*

**Eligibility.** The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase (spouses) and eligible to elect spousal continuation (as defined by the Tax Code) of the Contract when the death benefit becomes payable, subject to the owner, annuitant and beneficiary requirements below. The maximum issue age is 80. Both spouses must meet the issue age requirement. The issue age is the age of each owner on the rider effective date. The ING Joint LifePay Plus rider is not available for purchase with the Max 7 Enhanced Death Benefit. The ING Joint LifePay Plus rider is subject to broker/dealer availability. **Please note that the ING Joint LifePay Plus rider will not be issued unless the required owner, annuitant and beneficiary designations are met, and until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

The ING Joint LifePay Plus rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, Contracts issued on and after November 1, 2004 were eligible for the ING Joint LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have had a living benefit rider. There is an election form for this purpose. Please contact the Customer Service Center for more information.

**Owner, Annuitant and Beneficiary Designations.** For nonqualified contracts: Joint owners must be spouses, and one of the owners the annuitant; and For a Contract with only one owner, the owner's spouse must be the sole primary beneficiary. For qualified contracts, there may only be one owner who must also be the annuitant, and then the owner's spouse must also be the sole primary beneficiary. Non-natural, custodial owners are only allowed with IRAs. Owner and beneficiary designations for custodial IRAs must be the same as for any other qualified contract. The annuitant must be the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and owner's spouse. We do not maintain individual owner and beneficiary designations for custodial IRAs. We reserve the right to verify the date of birth and social security number of both spouses.

**Rider Effective Date.** The rider effective date is the date that coverage under the ING Joint LifePay Plus rider begins. If you purchase the ING Joint LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date. If the ING Joint LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

**Active Spouse.** An Active Spouse is the person (people) upon whose life and age the guarantees are calculated under the ING Joint LifePay Plus rider. There must be two Active Spouses when you purchase the ING Joint LifePay Plus rider, who are married to each other and either are joint owners, or for a Contract with only one owner, the spouse must be the sole primary beneficiary. You cannot add an Active Spouse after the rider effective date. In general, changes in ownership of the Contract, the annuitant and/or beneficiary would result in one spouse being deactivated (the spouse is thereafter inactive). An inactive spouse is **not** eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider, including continuing the ING Joint LifePay Plus rider upon spousal continuation of the Contract. Once an Active Spouse is deactivated, the spouse may not become an Active Spouse again. Specific situations that would result in a spouse being deactivated include:

1) for nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an Active Spouse;
2) for nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an Active Spouse or any change of beneficiary (including the addition of primary beneficiaries); or
3) the spouse's death.

An owner may also request that a spouse be deactivated. Both owners must agree when there are joint owners. **However, all charges for the ING Joint LifePay Plus rider would continue to apply, even after a spouse is deactivated, regardless of the reason. So please be sure to understand the impact of any beneficiary or owner changes on the ING Joint LifePay Plus rider before requesting any changes.** Also, please note that a divorce terminates the ability of an ex-spouse to continue the Contract. See "Divorce" below for more information.

**No Cancellation.** Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING Joint LifePay Plus rider.

**Termination.** The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: Terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING Joint LifePay Plus rider; or Die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract (and your spouse is an Active Spouse). The ING Joint LifePay Plus rider also terminates with a change in Contract ownership (other than a spousal beneficiary continuation on your death by an Active Spouse). Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

**Highlights.** *This paragraph introduces the terminology of the ING Joint LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING Joint LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The ING Joint LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the ING LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is available for withdrawals at your discretion or systematic withdrawals pursuant to the terms of the Contract. Also, the ING Joint LifePay Plus rider offers the Income Optimizer, which is the option to elect to receive systematic installments of the Maximum Annual Withdrawal over the lives of both Active Spouses. The guarantee continues when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since Contract value would be zero) until the last Active Spouse's death. The ING LifePay Plus Base is eligible for Annual Ratchets and Step-ups, and subject to adjustment for any Excess Withdrawals. The ING Joint LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING Joint LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING Joint LifePay Plus rider allows for spousal continuation.

**ING LifePay Plus Base.** The ING LifePay Plus Base is first calculated when you purchase the ING Joint LifePay Plus rider: on the Contract date – equal to the initial premium; or after the Contract date – equal to the Contract value on the effective date of the rider.

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING LifePay Plus Base as the MGWB Base in the ING Joint LifePay Plus rider.

**Withdrawals and Excess Withdrawals.** Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say for example the current Contract value is $90,000 on a Contract with the ING Joint LifePay Plus rider in the Lifetime Withdrawal Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the Contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base – in the same proportion as Contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Appendix H, Illustrations 1, 2 and 6 for examples of the consequences of an Excess Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING Joint LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

**Annual Ratchet.** The ING LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: the current ING LifePay Plus Base; or the current Contract value. We call this recalculation the Annual Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING Joint LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the ING Joint LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

**Step-up.** The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: the current ING LifePay Plus Base; the current Contract value; and the ING LifePay Plus Base on the previous contract anniversary, increased by the Step-up.

The amount of the Step-up is the product of the Step-up Tracker on the previous contract anniversary times the Step-up percent, currently 6%. The Step-up Tracker is only used to calculate the amount of the Step-up. Initially, it equals the ING LifePay Plus Base. Any premiums received during a contract year are added to the Step-up Tracker and eligible for a partial Step-up. Any withdrawals for payment of third-party investment advisory fees are subtracted from the Step-up. Like the ING LifePay Plus Base, the Step-up Tracker is eligible for Annual Ratchets and subject to a pro-rata adjustment for any Excess Withdrawals.

Please note that no partial Step-up is available in the first year after you purchase this rider post issue of the Contract. Your first opportunity for a Step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date. Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add the ING Joint LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this Contract is on January 1, 2009.

**Lifetime Withdrawal Phase**. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the youngest Active Spouse is age 59½. On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Base or the Contract value on the previous business day. The Lifetime Withdrawal Phase will continue until the earliest of:

1) the date annuity payments begin (see "The Annuity Options");
2) reduction of the Contract value to zero by an Excess Withdrawal;
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) surrender of the Contract;
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary is an Active Spouse who elects to continue the Contract; or
6) the last Active Spouse dies.

The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

**Maximum Annual Withdrawal.** The Maximum Annual Withdrawal is the amount that the ING Joint LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the younger Active Spouse's age, multiplied by the ING LifePay Plus Base.

The Maximum Annual Withdrawal Percentages are:

|  | Ages |
|---|---|
| 4% | 59½ to 64 |
| 5% | 65-75 |
| 6% | 76-79 |
| 7% | 80+ |

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or a Step-up. Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the younger Active Spouse grows older.

In the event on the date the Lifetime Withdrawal Phase begins the Contract value on the previous business day is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to that Contract value. The greater the ING LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the ING Joint LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time.

**Income Optimizer.** The ING Joint LifePay Plus rider offers the option to elect to receive the Maximum Annual Withdrawal in systematic installments over the lives of both Active Spouses. We call this option the Income Optimizer. You may elect the Income Optimizer during the Lifetime Withdrawal Phase. This election is in lieu of the Contract's other annuity options, and these payments will be subject to the same tax treatment as an annuity payment. The Income Optimizer is only available on non-qualified contracts.

The frequency of payments under the Income Optimizer may be annual, quarterly or monthly. While you are receiving payments under the Income Optimizer, the ING LifePay Plus Base remains eligible for Annual Ratchets. Your Contract may still have a Contract value and death benefit. Spousal continuation of payments under the Income Optimizer is permitted. Any withdrawals in excess of the Maximum Annual Withdrawal are Excess Withdrawals that would cause a pro-rata reduction of the ING LifePay Plus Base, as well as a reduction of the Maximum Annual Withdrawal.

Your election is subject to restrictions – you may not: revoke your election; add on premiums; exchange the Contract; annuitize the Contract; or change ownership (except as permitted under "Change of Owner or Annuitant" below). Once you choose the frequency of payments, you may not change it. Also, the specified percentage of your Contract value required to be allocated to Fixed Allocation Funds is higher, and the investment options available for this purpose are limited. Please see "Investment Option Restrictions" below for the details. You may surrender your Contract at any time.

Payments under the Income Optimizer will continue until the Terminal Date, at which time you waive any remaining Contract value and death benefit and the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. The Terminal Date is the contract anniversary following the youngest Active Spouse's 95th birthday. Alternatively, you may wish to extend the Terminal Date to the contract anniversary following the youngest Active Spouse's 115th birthday in order to liquidate your Contract value that may remain before the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. Regardless, your payments of the Maximum Annual Withdrawal will continue during the Lifetime Automatic Periodic Benefit Status until the death of the last Active Spouse. We will notify you in writing in advance of the Terminal Date to remind you of this alternative and how to extend the Terminal Date.

**Lifetime Income Annuity Option.** In the event the Contract's annuity commencement date is reached while the ING Joint LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only annuity option, in lieu of the Contract's other annuity options. Payments under this option will be joint life if both Active Spouses are living, or for the life of the only Active Spouse, and are based on the minimum annual payment factors for each $1,000 reflected in the rider data table. Also, these payments will never be less than the same frequency of payments of the Maximum Annual Withdrawal at that time. For more information about the Contract's annuity options, see "The Annuity Options."

**Required Minimum Distributions.** The ING Joint LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. See Appendix H, Illustration 3 for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. See Appendix H, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Appendix H, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets or upon spousal continuation of the ING Joint LifePay Plus Rider.**

**Lifetime Automatic Periodic Benefit Status.** The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your Contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your Contract value to be reduced to zero will terminate the ING Joint LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: the Contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider; no further premium payments will be accepted; and any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the last Active Spouse at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the last Active Spouse's death.

If when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first Contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event Contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the youngest Active Spouse is age 59½. During this time, the ING Joint LifePay Plus rider's death benefit remains payable upon the last Active Spouse's death. Also, the ING LifePay Plus Base remains eligible for Step-ups. Once the ING Joint LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the youngest Active Spouse's age, multiplied by the ING LifePay Plus Base. If an Active Spouse were to die while Lifetime Automatic Periodic Benefit Status is deferred, then when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, and the annual amount of the periodic payments, would be based on the remaining Active Spouse's age.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

**Investment Option Restrictions.** While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least the required specified percentage of such Contract value in the Fixed Allocation Funds, which is 30%; 40% with the Income Optimizer.

See "Fixed Allocation Funds Automatic Rebalancing," below.  We have these investment option restrictions to lessen the likelihood we would have to make payments under with this rider.  We require this allocation regardless of your investment instructions to the Contract.  The ING Joint LifePay Plus rider will not be issued until your Contract value is allocated in accordance with these investment option restrictions.  The timing of when and how we apply these investment option restrictions is discussed further below.

**Accepted Funds**.  Currently, the Accepted Funds are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Conservative Portfolio |
| ING American Funds Asset Allocation Portfolio | ING Retirement Growth Portfolio |
| ING American Funds World Allocation Portfolio | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | ING T. Rowe Price Capital Appreciation Portfolio |
| ING MFS Total Return Portfolio | Fixed Interest Allocation |
| ING Oppenheimer Active Allocation Portfolio | |

Currently, the Accepted Funds for the Income Optimizer are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | Fixed Interest Allocation |
| ING Retirement Conservative Portfolio | |

No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds.  We may change these designations at any time upon 30 days notice to you.  If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds**.  Currently, the Fixed Allocation Funds are:

| | |
|---|---|
| ING American Funds Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING BlackRock Inflation Protected Bond Portfolio | ING Intermediate Bond Portfolio |
| ING U.S. Bond Index Portfolio | |

You may allocate your contract value to one or more Fixed Allocation Funds.  We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

**Other Funds.** All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.**  If the Contract value in the Fixed Allocation Funds is less than the required specified percentage of the total Contract value allocated among the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date (30%; 40% with the Income Optimizer), we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that the required specified percentage of this amount is allocated to the Fixed Allocation Funds.  Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing.  Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date.  The ING Joint LifePay Plus Rebalancing Dates occur on the rider effective date and each quarterly Contract anniversary.  Also, after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract.  However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations.  See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing."  You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along

with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

**Divorce.** Generally, in the event of divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will not longer have any such rights or be entitled to any such benefits. In the event of a divorce during the Lifetime Withdrawal Phase, the ING Joint LifePay Plus rider would continue until the owner's death (first owner in the case of joint owners, or annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As a result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal would be considered a withdrawal for purposes of the ING LifePay Plus Base. See "ING LifePay Plus Base – Withdrawals and Excess Withdrawals" above. In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change in the amount of your periodic payments. Payments will continue until both spouses are deceased.

**Death of Owner or Annuitant.** The ING Joint LifePay Plus rider terminates (with the rider's charges pro-rated) on the earlier of the date of death of the last Active Spouse, or when the surviving spouse decides not to continue the Contract.

**ING LifePay Plus Death Benefit Base.** The ING Joint LifePay Plus rider has a death benefit that is payable upon the first owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING Joint LifePay Plus rider: On the Contract date – equal to the initial premium; Or after the Contract date – equal to the Contract value on the rider effective date.

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "ING LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.

There is no additional charge for the death benefit associated with the ING Joint LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or Step-ups.

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the ING LifePay Plus Death Benefit Base being reduced to zero or the last Active Spouse's death. Upon the last Active Spouse's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

**Spousal Continuation.** If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, SO LONG AS the surviving spouse in an Active Spouse. At that time the ING LifePay Plus Base is recalculated to equal the greater of: the Contract value, inclusive of the guaranteed death benefit; and the last calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation.

The Maximum Annual Withdrawal is also recalculated; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the last Active Spouse is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the last Active Spouse's age, multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING Joint LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the

owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the Contract value on the previous business day is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to that Contract value before the Maximum Annual Withdrawal is first calculated.  The rider will be eligible for any Step-ups that may remain, and the Step-up Tracker will be recalculated at the same time as the ING LifePay Plus Base.  Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING LifePay Plus Death Benefit Base before the owner's death, subject to any pro-rata adjustment for any withdrawals before spousal continuation of the rider.

**Change of Owner or Annuitant.**  The ING Joint LifePay Plus rider terminates (with the rider's charge pro-rated) upon an ownership change or change of annuitant, except for:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual (owner's spouse must be named sole primary beneficiary to remain an Active Spouse);
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) for nonqualified contracts only, the addition of a joint owner, provided the added joint owner is the original owner's spouse and is an Active Spouse when added as a joint owner;
7) for nonqualified contracts only, the removal of a joint owner, provided the removed joint owner is an Active Spouse and becomes the sole primary beneficiary; and
8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner, provided both spouses are Active Spouses at the time of the change.

**Surrender Charges.**  Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges.  We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal.  Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun.  Once your Contract value is reduced to zero, any periodic payments under the ING Joint LifePay Plus rider would not be subject to surrender charges.  Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.  See Appendix H for examples.

**Loans.**  No loans are permitted on Contracts with the ING Joint LifePay Plus rider.

**Taxation.**  For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

## WITHDRAWALS

Except under certain qualified contracts, you may withdraw all or part of your money any time during the accumulation phase and before the death of the contract owner.  If you request a withdrawal for more than 90% of the cash surrender value, and the remaining cash surrender value after the withdrawal is less than $2,500, we will treat it as a request to surrender the Contract.  If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you will incur a surrender charge.  The Free Withdrawal Amount is the total of (i) your cumulative earnings (which is your contract value less premium payments received and prior withdrawals), and (ii) 10% of premium payments not previously withdrawn received within 8 years prior to the date of the withdrawal.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which to withdraw amounts, otherwise we will make the withdrawal on a pro-rata basis from all of the subaccounts in which you are invested.  If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request.  We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date.  Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued.  You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser.  We will

determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

If any limitation on allocations to the Restricted Funds has been exceeded, subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. So in this event, you would either need to take your withdrawal from the Restricted Funds or pro-rata from all variable subaccounts.

Please be aware that the benefit we pay under certain optional benefit riders may be reduced by any withdrawals you take while the optional benefit rider is in effect. Withdrawals may be subject to taxation and tax penalties.

We offer the following three withdrawal options:

**Regular Withdrawals**
After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal you take from a Fixed Interest Allocation more than 30 days before its maturity date. See Appendix C for more information on the application of Market Value Adjustment.

**Systematic Withdrawals**
You may choose to receive automatic, systematic withdrawal (i) from the contract value in the subaccounts in which you are invested, or (ii) from the interest earned in your Fixed Interest Allocations. You may not elect the systematic withdrawal option if you are taking IRA withdrawals. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds, and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken pro-rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non pro-rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a pro-rata basis from all subaccounts in which contract value is invested. There is no additional charge for this feature.

You decide the date on which you would like your systematic withdrawals to start. This date must be at least 30 days after the Contract Date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your systematic withdrawals will occur on the next business day after your Contract Date (or the monthly or quarterly anniversary thereof) for your desired frequency.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (i) a fixed dollar amount or (ii) an amount based on a percentage of the premiums not previously withdrawn from the subaccounts in which you are invested. Both forms of systematic withdrawals are subject to the applicable maximum as shown below, which is calculated on each withdrawal date:

| Frequency | Maximum Percentage of Premiums not Previously Withdrawn |
|---|---|
| Monthly | 0.83% |
| Quarterly | 2.50% |
| Annually | 10.00% |

A fixed dollar systematic withdrawal of less than $100 on any withdrawal date will terminate your systematic withdrawal. If the amount to be withdrawn would exceed the applicable maximum percentage of your premium payments not previously withdrawn on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature discussed below which you may add to your regular fixed dollar systematic withdrawal program.

If your systematic withdrawal is based on a percentage of the premiums not previously withdrawn from the subaccounts in which you are invested, and the amount to be withdrawn based on that percentage would be less than $100, we will contact you to seek alternative instructions. Unless you provide instructions, if the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

We limit systematic withdrawals from Fixed Interest Allocations to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so. The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). Stretch payments will be subject to the same limitations as systematic withdrawals, and non-qualified stretch payments will be reported on the same basis as other systematic withdrawals.

**Fixed Dollar Systematic Withdrawal Feature**
You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount in addition to your systematic withdrawal program regardless of any potential impact of surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your premium payments not previously withdrawn as determined on the day we receive your election of this feature. We will not recalculate the maximum limit when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the withdrawal) so that the amount of each systematic withdrawal remains fixed.

Fixed dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustments when they exceed the applicable maximum percentage.

**IRA Withdrawals**
If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after the Contract Date and no later than the 28[th] day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawals will occur on the next business day after your Contract Date for your desired frequency.

You may request us to calculate the amount you are required to withdraw from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment and may be subject to surrender charge.

**Consult your tax adviser regarding the tax consequences associated with taking withdrawals.** You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

## TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)

Between the end of the free look period and the annuity start date, you may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations. We currently do not charge you for transfers made during a contract year, but reserve the right to charge for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.** We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Covered Funds, Special Funds and Excluded Funds and other investment portfolios may negatively impact your death benefit or rider benefits.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Please be aware that the benefit we pay under an optional benefit rider may be affected by certain transfers you make while the rider is in effect. Transfers, including those involving Special Funds or Excluded Funds, may also affect your optional rider base. See "Living Benefit Riders."

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation. To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. We will determine transfer values at the end of the business day on which we receive the transfer request at our Customer Service Center. If we receive your transfer request after 4 p.m. eastern time or the close of regular trading of the New York Stock Exchange, we will make the transfer on the next business day.

Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

**Limits on Frequent or Disruptive Transfers**

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

**Excessive Trading Policy.** We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

**Limits Imposed by the Funds.** Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

**Agreements to Share Information with Fund Companies.** As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

**Dollar Cost Averaging**

You may elect to participate in our dollar cost averaging (DCA) program through either the ING Liquid Assets Portfolio or a Fixed Interest Allocation, subject to availability, starting 30 days after the Contract Date. These investment options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the subaccounts you specify. There is no additional charge for dollar cost averaging. Dollar cost averaging is not available with automatic rebalancing and may be subject to limited availability with systematic withdrawals.

We also may offer DCA Fixed Interest Allocations for durations of 6 months and 1 year, subject to availability, exclusively for use with the dollar cost averaging program.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Dollar cost averaging requires a minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the subaccount(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over the duration. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the ING Liquid Assets Portfolio. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the DCA Fixed Interest Allocation.

If you do not specify to which subaccounts you want to transfer the dollar amount of the source account, we will transfer the money to the subaccounts in which you are invested on a proportional basis, subject to any fund purchase restrictions. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date.

Transfers under the DCA program must be in compliance with the investment restrictions for the living benefit riders. If you set up DCA transfers that are not in compliance with such restrictions, the fixed allocation funds automatic rebalancing feature of those living benefit riders will automatically rebalance the amounts to bring them into compliance.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "Trusts and Funds – Restricted Funds." Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

- Amount added to source account: If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then-current allocation of contract value to the Restricted Fund(s) and the then-current value of the amount designated to be transferred to that Restricted Fund(s).

- Additional premium paid: Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If you request more than the individual limit be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated pro-rata to the Restricted Funds.

- Reallocation request is made while the dollar cost averaging program is active: If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may offer additional subaccounts or fixed interest allocations as part of or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Such change will not affect any dollar cost averaging programs in operation at the time.

**Automatic Rebalancing**
If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period. Automatic rebalancing is subject to any fund purchase restrictions; however, transfers made pursuant to automatic rebalancing do not count toward the 12-transfer limit on free transfers. There is no additional charge for this feature.

You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above, in this section and in "Trust and Funds – Restricted Funds." If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds.

We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to Fixed Account II. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro-rata.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro-rata basis. Additional premium payments and partial withdrawals made on a pro-rata basis will not cause the automatic rebalancing program to terminate.

## DEATH BENEFIT CHOICES

**Death Benefit During the Accumulation Phase**
During the accumulation phase, a death benefit (and earnings multiplier benefit, if elected) is payable when either the contract owner or the first of joint owners or the annuitant (when a contract owner is not an individual) dies before the annuity start date. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. We calculate the death benefit value as of the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at our Customer Service Center ("claim date"). If your beneficiary wants to receive the death benefit on a date later than this, it may affect the amount of the benefit payable in the future. The proceeds may be received in a single sum, applied to any of the annuity options, or, if available, paid over the beneficiary's lifetime. (See "Systematic Withdrawals," above). A beneficiary's right to elect an annuity option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Unless you elect otherwise, the distribution will generally be made into an interest bearing account, backed by our general account. This account is not FDIC insured and can be accessed by the beneficiary through a draftbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest credited under this account may be less than under other settlement options, and the Company seeks to make a profit on these accounts. We will generally pay death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Contract Owner's Death." At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of interest bearing account by notifying the Customer Service Center.

You may choose one of the following Death Benefits: (i) the Standard Death Benefit, (ii) the Annual Ratchet Enhanced Death Benefit or (iii) the Max 7 Enhanced Death Benefit. The Standard Death Benefit is available SO LONG AS both the annuitant and the contract owner are age 80 or younger at the time of application. Availability of an Enhanced Death Benefit option plus a living benefit rider is subject to the following limitations.

| Maximum Issue Age | Option | Additional Requirement |
|---|---|---|
| 79 | Annual Ratchet Enhanced Death Benefit | ING LifePay Plus rider or ING Joint LifePay Plus rider is also purchased. |
| 75 | Annual Ratchet Enhanced Death Benefit | All living benefit riders are available. |
| 69 | Max 7 Enhanced Death Benefit | No living benefit rider is available. |

The maximum issue age applies to both the annuitant and contract owner at the time of application. The Max 7 Enhanced Death Benefit is not available for purchase with any living benefit rider. Also, the maximum issue age for a Contract with the Standard Death Benefit is limited to age 75 to purchase the MGIB rider.

Before May 1, 2009, the Max 7 Enhanced Death Benefit was available SO LONG AS both the contract owner and the annuitant (if the contract owner is not an individual) were age 79 or younger at the time of application AND you purchased the ING LifePay Plus rider or ING Joint LifePay Plus rider (or the version of the lifetime guaranteed withdrawal benefit rider available to you). Otherwise, the maximum issue age was 75 for a Contract with either the Annual Ratchet Enhanced Death Benefit or the Max 7 Enhanced Death Benefit. Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit. Before April 28, 2008, the maximum issue age was 79 for a Contract with either the Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit. The Annual Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit are available only at the time you purchase your Contract. Neither the Annual Ratchet Enhanced Death Benefit nor Max 7 Enhanced Death Benefit is available when a Contract is owned by joint owners, or joint annuitants if the contract owners are not individuals. Not all death benefits are available in every state. If you do not choose a death benefit, your death benefit will be the Standard Death Benefit.

**Once you choose a death benefit, you cannot change it.** We may stop or suspend offering any of the Enhanced Death Benefit options to new Contracts. A change in ownership of the Contract may affect the amount of the death benefit and the Enhanced Death Benefit. The ING LifePay Plus and ING Joint LifePay Plus riders may also affect the death benefit.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

In all cases described below, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted.

    **Base Death Benefit.** We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefit options described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:

    1) the contract value; or
    2) the cash surrender value.

    **Standard Death Benefit.** The **Standard Death Benefit** equals the **greater** of:

    1) the Base Death Benefit; and
    2) the Standard Minimum Guaranteed Death Benefit ("Standard MGDB") for amounts allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered Funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Standard Death Benefit.

The Standard MGDB allocated to Covered Funds equals premium payments allocated to Covered Funds less pro-rata adjustments for any withdrawals and transfers.

The Standard MGDB allocated to Excluded Funds equals premium payments allocated to Excluded Funds less pro-rata adjustments for any withdrawals and transfers. This calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the Standard MGDB on a pro-rata basis. The percentage reduction in the Standard MGDB for each Fund category (i.e., Covered or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. The pro-rata adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall Standard MGDB.

- Net transfers from Covered Funds to Excluded Funds will reduce the Standard MGDB in the Covered Funds on a pro-rata basis. The increase in the Standard MGDB allocated to Excluded Funds will equal the decrease in the Standard MGDB in Covered Funds.
- Net transfers from Excluded Funds to Covered Funds will reduce the Standard MGDB in Excluded Funds on a pro-rata basis. The increase in the Standard MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the decrease in the Standard MGDB in Excluded Funds.

**Enhanced Death Benefit Options.** The Contract has Enhanced Death Benefit options designed to protect the contract value from poor investment performance and the impact that poor investment performance could have on the Standard Death Benefit. The Enhanced Death Benefit options enable you to lock in positive investment performance. Under the Enhanced Death Benefit options, if you die before the annuity start date, your beneficiary will receive the greater of the Standard Death Benefit or the Enhanced Death Benefit option elected. The criteria to lock are different. The Annual Ratchet Enhanced Death Benefit locks annually. The Max 7 Enhanced Death Benefit not only locks annually, but also has an additional element that locks annually at a specified interest rate, so your death benefit under the Max 7 Enhanced Death Benefit would be the greater of these two elements. Which Enhanced Death Benefit option is right for you ultimately depends on whether you want the lock to include a specified interest rate, besides the additional charge. The Enhanced Death Benefit options are explained further below.

Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit; the frequency of the ratchet component was quarterly for both Enhanced Death Benefit options: the Quarterly Ratchet Enhanced Death Benefit and Max 7 Enhanced Death Benefit.

Allocation restrictions apply for purposes of determining death benefits. Selecting a Special Fund or Excluded fund may limit or reduce the Enhanced Death Benefit. We may, with 30 days notice to you, designate any investment portfolio as a Special Fund or Excluded Fund on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio.

For the period during which a portion of the contract value is allocated to a Special Fund or Excluded Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

The **Annual Ratchet Enhanced Death Benefit** equals the greater of:

1) the Standard Death Benefit; and
2) the Annual Ratchet Minimum Guaranteed Death Benefit ("Annual Ratchet MGDB") allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered Funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Annual Ratchet MGDB.

The Annual Ratchet Enhanced Death Benefit was the Quarterly Ratchet Enhanced Death Benefit before January 12, 2009, so the Annual Ratchet MGDB was the Quarterly Ratchet MGDB.

The Annual Ratchet MGDB allocated to Covered Funds on the contract date equals the premium allocated to Covered Funds. On each contract anniversary that occurs on or prior to attainment of age 90, the Annual Ratchet MGDB in Covered Funds will be set to the greater of:

1) the current contract value in Covered Funds (after deductions occurring as of that date); and
2) the Annual Ratchet MGDB in Covered Funds from the prior contract anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

Other than on contract anniversaries, the Annual Ratchet MGDB in the Covered Funds is equal to the Annual Ratchet MGDB in the Covered Funds from the last contract anniversary, adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

Before January 12, 2009, the Annual Ratchet MGDB allocated to Covered Funds was the Quarterly Ratchet MGDB allocated to Covered Funds. On the contract date, the Quarterly Ratchet MGDB in Covered Funds equals the premium allocated to Covered Funds. On each quarterly anniversary (three months from the contract date and each three month anniversary of that date) that occurs on or prior to attainment of age 90, the Quarterly Ratchet MGDB in Covered Funds will be set to the greater of:

1) the current contract value in Covered Funds (after deductions occurring as of that date); and
2) the Quarterly Ratchet MGDB in Covered Funds from the prior quarterly anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

Other than on quarterly anniversaries, the Quarterly Ratchet MGDB in the Covered Funds is equal to the Quarterly Ratchet MGDB in the Covered Funds from the last quarterly anniversary, adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

The Annual Ratchet MGDB allocated to Excluded Funds on the contract date equals the premium allocated to Excluded Funds. The calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds. On each contract anniversary that occurs on or prior to attainment of age 90, the Annual Ratchet MGDB in Excluded Funds will be set to the greater of:

1) the current contract value in Excluded Funds (after deductions occurring as of that date); or
2) the Annual Ratchet MGDB in the Excluded Funds from the prior contract anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Other than on contract anniversaries, the Annual Ratchet MGDB in the Excluded Funds is equal to the Annual Ratchet MGDB in the Excluded Funds from the last contract anniversary, adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Before January 12, 2009, the Annual Ratchet MGDB allocated to Excluded Funds was the Quarterly Ratchet MGDB allocated to Excluded Funds. The calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds. On each quarterly anniversary that occurs on or prior to attainment of age 90, the Quarterly Ratchet MGDB in Excluded Funds will be set to the greater of:

1) the current contract value in Excluded Funds (after deductions occurring as of that date); or
2) the Quarterly Ratchet MGDB in the Excluded Funds from the prior quarterly anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Other than on quarterly anniversaries, the Quarterly Ratchet MGDB in the Excluded Funds is equal to the Quarterly Ratchet MGDB in the Excluded Funds from the last quarterly anniversary, adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Withdrawals reduce the Annual Ratchet MGDB on a pro-rata basis. The pro-rata adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Net transfers from Covered Funds to Excluded Funds will reduce the Annual Ratchet MGDB in Covered Funds on a pro-rata basis. The increase in the Annual Ratchet MGDB allocated to Excluded Funds, as applicable, will equal the decrease in the Annual Ratchet MGDB in Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the Annual Ratchet MGDB in Excluded Funds on a pro-rata basis. The increase in the Annual Ratchet MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the reduction in the Annual Ratchet MGDB in Excluded Funds.

Before January 12, 2009, the Annual Ratchet MGDB was the Quarterly Ratchet MGDB. Withdrawals and net transfers to and from Covered Funds and Excluded Funds would have the same outcome.

The **Max 7 Enhanced Death Benefit** equals the greater of the Annual Ratchet Enhanced Death Benefit and the 7% Solution Death Benefit Element. Each element of the Max 7 Enhanced Death Benefit is determined independently of the other at all times.

Before January 12, 2009, the Annual Ratchet Enhanced Death Benefit was the Quarterly Ratchet Enhanced Death Benefit.

The **7% Solution Death Benefit Element** is the greater of:

1) the Standard Death Benefit; and

2) the lesser of:

   (a) 2.5 times all premium payments, adjusted for withdrawals (the "cap"); and
   (b) the sum of the 7% Solution Minimum Guaranteed Death Benefit Element ("7% MGDB") allocated to Covered Funds, the 7% MGDB allocated to Special Funds, and the contract value allocated to Excluded Funds.

   For Contracts issued prior to August 21, 2006, the cap is 3 times all premium payments, adjusted for withdrawals.

For purposes of calculating the 7% Solution Death Benefit Element, the following investment options are designated as Special Funds:

- ING Liquid Assets Portfolio
- Fixed Interest Allocation

   The ProFunds VP Rising Rates Opportunity Portfolio is also a Special Fund, but closed to new allocations effective April 30, 2007.

   For Contracts issued prior to September 2, 2003, however, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

   The ING Limited Maturity Bond Portfolio is a Special Fund, but closed to new allocations effective March 12, 2004.

   For Contracts issued on or after May 1, 2003, but prior to August 21, 2006, the ING Intermediate Bond Portfolio is designated as a Special Fund.

Covered Funds are all investment options not designated as Special Funds or Excluded Funds. No investment options are currently designated as Excluded Funds.

The 7% MGDB allocated to Covered Funds equals premiums allocated to Covered Funds, adjusted for withdrawals and transfers, accumulated at 7% annually until age 80 or the 7% MGDB reaches the cap. There is no accumulation once the cap is reached. Payment of additional premiums may cause the accumulation to resume, but there is no catch-up for any period where accumulation was suspended. The Max 7 Enhanced Death Benefit available for some Contracts issued in 2001 or earlier allows for accumulation to continue beyond age 80, subject to the cap. Please see your Contract for details regarding the terms of your death benefit.

The 7% MGDB allocated to Special Funds equals premiums allocated to Special Funds, adjusted for withdrawals and transfers. There is no accumulation of 7% MGDB allocated to Special Funds.

The 7% MGDB allocated to Excluded Funds is determined in the same way as the 7% MGDB for Covered Funds, but the calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the 7% MGDB on a pro-rata basis. The percentage reduction in the 7% MGDB for each Fund category (i.e., Covered, Special or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. The percentage reduction in the cap equals the percentage reduction in total contract value resulting from the withdrawal. The pro-rata adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall 7% MGDB, but do affect the amount of the 7% MGDB in a particular Fund category. Net transfers from among the Funds will reduce the 7% MGDB in the Funds on a pro-rata basis. The increase in the 7% MGDB allocated to the fund category to which the transfer is being made will equal the decrease in the fund category from which the transfer is being made.

Note:   In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. The enhanced death benefits may not be available in all states.

**Earnings Multiplier Benefit Rider.** The earnings multiplier benefit rider is an optional rider that provides a separate death benefit in addition to the death benefit provided under the death benefit options described above. The rider is subject to state availability and is available only for issue ages 75 or under. You may add it at issue of the Contract or, if not yet available in your state, on the next contract anniversary following introduction of the rider in your state. The date on which the rider is added is referred to as the "rider effective date."

If the rider is added at issue, the rider provides a benefit equal to a percentage of the gain under the Contract, up to a gain equal to 150% of premiums adjusted for withdrawals ("Maximum Base"). Currently, if added at issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: i) the Maximum Base; and ii) the contract value on the claim date minus premiums adjusted for withdrawals. If added after issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: i) 150% of the contract value on the rider effective date, plus subsequent premiums adjusted for subsequent withdrawals; and ii) the contract value on the claim date minus the contract value on the rider effective date, minus subsequent premiums adjusted for subsequent withdrawals. The adjustment to the benefit for withdrawals is pro-rata, meaning that the benefit will be reduced by the proportion that the withdrawal bears to the contract value at the time of the withdrawal.

There is an extra charge for the earnings multiplier benefit rider and once selected, it may not be revoked. The rider does not provide a benefit if there is no gain under the Contract. As such, the Company would continue to assess a charge for the rider, even though no benefit would be payable at death under the rider if there are no gains under the Contract. Please see "Charges and Fees – Charges Deducted from the Subaccounts – Optional Rider Charges -Earnings Multiplier Benefit Rider Charge" for a description of the charge.

The rider is available for both non-qualified and qualified contracts. Please see the discussions of possible tax consequences in "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit" in this prospectus.

**Death Benefit During the Income Phase**
If any contract owner or the annuitant dies after the annuity start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

**Continuation After Death — Spouse**
If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the contract as his or her own, the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value on that date is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the addition to the ING Liquid Assets Portfolio, or its successor. Such addition to contract value will not affect the guaranteed death benefit or any living benefit rider values. Any addition to contract value is available only to the spouse of

the owner as of the date of death of the owner if such spouse under the provisions of the contract elects to continue the contract as his or her own.

The death benefits under each of the available options will continue, based on the surviving spouse's age on the date that ownership changes.

If you elect the Annual Ratchet Death Benefit (Quarterly Ratchet Enhanced Death Benefit before January 12, 2009) or the Max 7 Enhanced Death Benefit and the new or surviving owner is attained 89 or less, ratchets will continue, (or resume if deceased owner had already reached age 90) until the new or surviving owner reaches age 90.  If you elected the Max 7 Enhanced Death Benefit, the new or surviving owner is attained age 79 or less, the Max 7 Enhanced Death Benefit continues or resumes accumulation until either the cap or the attained age of 80 is reached.

At subsequent surrender, we will waive any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner.  Any premiums paid later will be subject to any applicable surrender charge.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise.  If there is no contract value in any subaccount, we will allocate the benefit to the ING Liquid Assets Portfolio, or its successor.

The earnings multiplier benefit rider will continue, if the surviving spouse is eligible, based on his or her attained age.  If the surviving spouse is older than the maximum rider issue age, the rider will terminate.  The Maximum Base and the percentages will be reset based on the adjusted contract value.  The calculation of the benefit going forward will be:  (i) based on the attained age of the spouse at the time of the ownership change using current values as of that date; (ii) computed as if the rider were added to the Contract after issue and after the increase; and (iii) based on the Maximum Base and percentages in effect on the original rider date.  However, we may permit the surviving spouse to elect to use the then-current Maximum Base and percentages in the benefit calculation.

**Continuation After Death — Not a Spouse**
If the beneficiary or surviving joint owner is not the spouse of the owner, the contract may defer payment of the death benefit subject to the required distribution rules of the Tax Code.  See next section, "Required Distributions Upon Contract Owner's Death."

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value.  Such addition will be allocated to the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise.  If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio, or its successor.

The death benefit will then terminate.  At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived.  No additional premium payments may be made.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise.  If there is no contract value in any subaccount, we will allocate the benefit to the ING Liquid Assets Portfolio, or its successor.  The earnings multiplier benefit rider then terminates, whether or not a benefit was payable under the terms of the rider.

**Required Distributions Upon Contract Owner's Death**
We will not allow any payment of benefits provided under a non-qualified Contract which does not satisfy the requirements of Section 72(s) of the Tax Code.

If any contract owner of a non-qualified contract dies before the annuity start date, we will distribute the death benefit payable to the beneficiary as follows:  (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (i) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (ii) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (iii) all rights and privileges granted by the Contract or allowed by us will belong to the spouse as contract owner of the Contract. We deem the spouse to have made this election if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph.

If the owner's beneficiary is not a spouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from an owner's beneficiary who is not a spouse within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from the date of death. We will determine the death benefit as of the date we receive proof of death. Such cash payment will be in full settlement of all our liability under the Contract.

If a contract owner dies after the annuity start date, all of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If a contract has joint owners, we will consider the date of death of the first joint owner as the death of the contract owner, and the surviving joint owner will become the beneficiary of the Contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of a contract owner.

## THE ANNUITY OPTIONS

**Annuitization of Your Contract**
If the annuitant and contract owner are living on the annuity start date, we will begin making payments to the contract owner under an income plan. Four fixed payment annuity options are currently available. We will make these payments under the annuity option you choose. You may change an annuity option by making a written request to us at least 30 days before the annuity start date. Living benefit riders automatically terminate when the income phase of your Contract begins. The MGIB annuity benefit may be available if you have purchased the MGIB rider, provided the waiting period and other specified conditions have been met. The Maximum Annual Withdrawal may be available with the ING LifePay Plus or ING Joint LifePay Plus riders. There is no death benefit after the annuity start date.

You may also elect an annuity option on surrender of the Contract for its cash surrender value or you may choose one or more annuity options for the payment of death benefit proceeds while it is in effect and before the annuity start date. If, at the time of the contract owner's death or the annuitant's death (if the contract owner is not an individual), no option has been chosen for paying death benefit proceeds, the beneficiary may choose an annuity option. In such a case, the payments will be based on the life expectancy of the beneficiary rather than the life of the annuitant. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable federal tax law.

The minimum monthly annuity income payment that we will make is $20. We may require that a single sum payment be made if the contract value is less than $2,000 or if the calculated monthly annuity income payment is less than $20.

For each annuity option we will issue a separate written agreement putting the annuity option into effect. Before we pay any annuity benefits, we require the return of your Contract. If your Contract has been lost, we will require that you complete and return the applicable lost Contract form. Various factors will affect the level of annuity benefits, such as the annuity option chosen, the applicable payment rate used and the investment performance of the portfolios and interest credited to the Fixed Interest Allocations.

Our current annuity options provide only for fixed payments. Fixed annuity payments are regular payments, the amount of which is fixed and guaranteed by us. Payments under our current annuity options will last either for a specified period of time or for the life of the annuitant, or both – depending on the option. We will determine the amount of the annuity payments on the annuity start date by multiplying the contract value (adjusted for any market value adjustment and any rider charges that would be due) by the applicable payment factor provided under the Contract and dividing by 1,000. The applicable payment factor will depend on: the annuity option; payment date; the frequency of payments you choose; and the age of the annuitant or beneficiary (and gender, where appropriate under applicable law). Surrender charges might apply depending on the annuity options. Because our current annuity options provide only for fixed payments, subsequent payments will not differ from the amount of your first annuity payment.

Our approval is needed for any option where:

1) The person named to receive payment is other than the contract owner or beneficiary;
2) The person named is not a natural person, such as a corporation; or
3) Any income payment would be less than the minimum annuity income payment allowed.

**Selecting the Annuity Start Date**
You select the annuity start date, which is the date on which the annuity payments commence. Unless we consent, the annuity start date must be at least 5 years from the contract date but before the month immediately following the annuitant's 90th birthday. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least 5 years.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday.

If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. For more information, see "Federal Tax Considerations" and the SAI. For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you reach age 70½ or, in some cases, retire. Distributions may be made through annuitization or withdrawals. You should consult a tax adviser for tax advice before investing.

**Frequency of Annuity Payments**
You choose the frequency of the annuity payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, we will make the payments monthly. There may be certain restrictions on minimum payments that we will allow.

**Beneficiary Rights**
A beneficiary's right to elect an annuity option or receive a lump sum may have been restricted by the contract owner. If so, such options will not be available to the beneficiary.

**The Annuity Options**
The Contract has 4 annuity options. Payments under Options 1, 2 and 3 are fixed. Payments under Option 4 may be fixed or variable, although **only fixed payments are currently available**. For a fixed annuity option, the contract value in the subaccounts is transferred to the Company's general account. If you do not choose an annuity option, Option 2 – Income for Life with a 10-year period certain will be selected for you, or a shorter period if required by government regulations.

**Option 1. Income for a Fixed Period.** Under this option, we make monthly payments in equal installments for a fixed number of years based on the contract value on the annuity start date. We guarantee that each monthly payment will be at least the amount stated in your Contract. If you prefer, you may request that payments be made in annual, semi-annual or quarterly installments. We will provide you with illustrations if you ask for them. If the cash surrender value or contract value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the contract owner reaches age 59½.

**Option 2. Income for Life with a Period Certain.** Under this option, we make payments for the life of the annuitant in equal monthly installments and guarantee the income for at least a period certain, such as 10 or 20 years. Other periods certain may be available to you on request. You may choose a refund period instead. Under this arrangement, income is guaranteed until payments equal the amount of your Contract. If the person named lives beyond the guaranteed period, we will continue payments until his or her death. We guarantee that each payment will be at least the amount specified in the

Contract corresponding to the person's age on his or her last birthday before the annuity start date. Amounts for ages not shown in the Contract are available if you ask for them.

    **Option 3. Joint Life Income.** This option is available when there are 2 persons named to determine annuity payments. At least one of the persons named must be either the contract owner or beneficiary of the Contract. We guarantee monthly payments will be made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available upon request.

    **Option 4. Annuity Plan.** Under this option, your contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the 1940 Act, it will comply with the requirements of such Act.

**Payment When Named Person Dies**
When the person named to receive payment dies, we will pay any amounts still due as provided in the annuity agreement between you and ING USA. The amounts we will pay are determined as follows:

1) For Option 1, or any remaining guaranteed payments under Option 2, we will continue payments. Under Options 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. We will base the discount interest rate on the interest rate used to calculate the payments for Options 1 and 2.
2) For Option 3, no amounts are payable after both named persons have died.
3) For Option 4, the annuity option agreement will state the amount we will pay, if any.

## OTHER CONTRACT PROVISIONS

**Reports to Contract Owners**
We confirm purchase, transfer and withdrawal transactions usually within 5 business days of processing. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflect the amounts deducted from or added to the contract value. You have 30 days to notify our Customer Service Center of any errors or discrepancies. We will notify you when any shareholder reports of the investment portfolios in which Separate Account B invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.

**Suspension of Payments**
The Company reserves the right to suspend or postpone the date of any payment or determination of values, beyond the 7 permitted days, on any business day (i) when the New York Stock Exchange is closed; (ii) when trading on the New York Stock Exchange is restricted; (iii) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account B's net assets; or (iv) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

**In Case of Errors in Your Application**
If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought had the age or gender not been misstated.

**Assigning the Contract as Collateral**
You may assign a non-qualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You should consult a tax adviser for tax advice. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

**Contract Changes — Applicable Tax Law**
We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law. We will give you advance notice of such changes.

**Free Look**
You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the greater of the contract value (which may be more or less than the premium payments you paid) or, if required by your state, the original amount of your premium payment. In no event does the Company retain any investment gain associated with a Contract that is free looked. For purposes of the refund during the free look period, (i) we adjust your contract value for any market value adjustment (if you have invested in the Fixed Account), and (ii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these states, your premiums designated for investment in the subaccounts will be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the ING Liquid Assets Portfolio). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your free look rights depend on the laws of the state in which you purchase the Contract. Your Contract is void as of the day we receive your Contract and cancellation request in good order. We determine your contract value at the close of business on the day we void your Contract. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

**Selling the Contract**
Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, PA 19380 is the principal underwriter and distributor of the Contract as well as for other ING USA contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by ING USA for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

The following selling firm is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts:

- ING Financial Partners, Inc.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 9.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 1.25% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on the firm's practices. Commissions and annual compensation, when combined, could exceed 9.0% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;

- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of contracts; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2011, received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

| | | | |
|---|---|---|---|
| 1. | LPL Financial Corporation | 14. | First Allied Securities Inc. |
| 2. | Morgan Stanley Smith Barney LLC. | 15. | Woodbury Financial Services Inc. |
| 3. | ING Financial Partners Inc. | 16. | Wells Fargo SEC, LLC |
| 4. | Merrill Lynch, Pierce, Fenner & Smith, Incorporated | 17. | SII Investments Inc. |
| 5. | Wells Fargo Advisors, LLC | 18. | Wells Fargo Advisors Financial Network, LLC |
| 6. | Wells Fargo Advisors, LLC (Bank Channel) | 19. | Commonwealth Financial Network Inc. |
| 7. | UBS Financial Services Inc. | 20. | Centaurus Financial Inc. |
| 8. | Raymond James Financial Services Inc. | 21. | Royal Alliance Assoc. |
| 9. | National Planning Corporation | 22. | PrimeVest Financial Services Inc. |
| 10. | Multi-Financial Securities Corporation | 23. | RBC Capital Markets Corporation |
| 11. | Financial Network Investment Corporation | 24. | Cambridge Investment Research Inc. |
| 12. | Securities America Inc. | 25. | Raymond James and Associates Inc. |
| 13. | ING Financial Partners, Inc. CAREER | | |

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of Contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts.  It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

## OTHER INFORMATION

### Voting Rights
We will vote the shares of a Trust owned by Separate Account B according to your instructions.  However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests.  We count fractional votes.  We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting.  We will ask you for voting instructions by mail at least 10 days before the meeting.  If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount.  We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion.  The effect of proportional voting is that a small number of contract owners may decide the outcome of a vote.

### State Regulation
We are regulated by the Insurance Department of the State of Iowa.  We are also subject to the insurance laws and regulations of all jurisdictions where we do business.  The Contract offered by this prospectus has been approved where required by those jurisdictions.  We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

### Legal Proceedings
We are not aware of any pending legal proceedings that involve Separate Account B as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business.  Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief.  Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals.  While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Directed Services LLC, the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business.  Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief.  Directed Services LLC is not involved in any legal proceeding that in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

## FEDERAL TAX CONSIDERATIONS

### Introduction
This section discusses our understanding of current federal income tax laws affecting the contract.  Federal income tax treatment of the contract is complex and sometimes uncertain.  You should keep the following in mind when reading it:

| | Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract; |
| --- | --- |
| | Tax laws change. It is possible that a change in the future could affect contracts issued in the past; |
| | This section addresses some but not all applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and |
| | We do not make any guarantee about the tax treatment of the contract or transactions involving the contract. |

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.

**Types of Contracts:  Non-Qualified or Qualified**
The Contract may be purchased on a non-tax-qualified basis (non-qualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Non-qualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Tax Code.

Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans that are intended to qualify for special income tax treatment under Sections 401, 408 or 408A, and some provisions of 403 and 457 of the Tax Code.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Tax Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax sheltered annuity contract may only be made by the Employer sponsoring the Plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

**Taxation of Non-Qualified Contracts**

**Premiums**
You may not deduct the amount of your premiums to a non-qualified contract.

**Taxation of Gains Prior to Distribution**
Tax Code Section 72 governs taxation of annuities in general.  We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified Contract until a distribution occurs or until annuity payments begin.  This assumes that the Contract will qualify as an annuity contract for federal income tax purposes.  For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution.  In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

**Diversification.**  Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law.  The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested.  If it is determined, however, that your Contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such regulations and rulings, and we reserve the right to modify your Contract as necessary to do so.

**Investor Control.**  Although earnings under non-qualified contracts are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets.  In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income.  Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts.  The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

**Required Distributions.**  In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death.  The non-qualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued.  When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements.

**Non-Natural Holders of a Non-Qualified Contract.**  If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income.  Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year.  There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the Contract.  When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

**Delayed Annuity Starting Date.**  If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes.  In that event, the income and gains under the Contract could be currently includible in your income.

### Taxation of Distributions

**General.**  When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time.  Investment in the contract is generally equal to the amount of all premiums to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

**10% Penalty Tax.**  A distribution from a non-qualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income.  In general, however, there is no penalty on distributions:

> made on or after the taxpayer reaches age 59½;
>
> made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
>
> attributable to the taxpayer's becoming disabled as defined in the Tax Code;
>
> made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
>
> the distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code.  Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above.  A tax adviser should be consulted with regard to exceptions from the penalty tax.

**Tax-Free Exchanges.**  Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis.  In such instance, the "investment in the contract" in the old contract will carry over to the new contract.  You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

> First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the Contract;
>
> Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
>
> Then, from any remaining "income on the contract;" and
>
> Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59 ½ , may be subject to an additional 10% tax penalty. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax advisor prior to proceeding with the transaction.

**Taxation of Annuity Payments.** Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

On September 27, 2010, President Obama signed into law the Small Business Jobs Act of 2010, which included language that permits the partial annuitization of non-qualified annuities, effective for amounts received in taxable years beginning after December 31, 2010. The provision applies an exclusion ratio to any amount received as an annuity under a portion of an annuity provided that the annuity payments are made for a period of 10 years or more or for life. Please consult your tax adviser before electing a partial annuitization.

**Death Benefits.** Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract value and receive payments.

Different distribution requirements apply if your death occurs:

> After you begin receiving annuity payments under the Contract; or
>
> Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2012, your entire balance must be distributed by August 31, 2017. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

> Over the life of the designated beneficiary; or
>
> Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

**Assignments and Other Transfers.**  A transfer, pledge or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein.  The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution.  Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

**Immediate Annuities.**  Under Section 72 of the Tax Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently.  While this Contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

**Multiple Contracts.**  Tax laws require that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e).  In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

**Withholding.**  We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld.  Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect.  The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages.  In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments.  Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents.  Generally, an election out of federal withholding will also be considered an election out of state withholding.  In some states, you may elect out of state withholding, even if federal withholding applies.  If you need more information concerning a particular state or any required forms, please contact our Customer Service Center.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

## Taxation of Qualified Contracts

### General

The Contracts are primarily designed for use with IRAs under Tax Code Sections 401, 408 or 408A, and some provisions of 403 and 457 (We refer to all of these as "qualified plans").  The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself.  The ultimate effect of federal income taxes on the amounts held under a Contract, or on annuity payments, depends on the type of retirement plan as well as your particular facts and circumstances.  Special favorable tax treatment may be available for certain types of contributions and distributions.  In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances.  Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the Contract.  No attempt is made to provide more than general information about the use of the Contracts with qualified plans.  Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract.  The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless we consent.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

### Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

**Section 401(a), 401(k), Roth 401(k), and 403(a) Plans.** Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of Contracts to accumulate retirement savings under the plans. Employers intending to use the Contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code Section 402A, and we may set up accounts for you under the Contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

**Individual Retirement Annuities.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

**Roth IRAs.** Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

**Section 403(b) Tax-Sheltered Annuities.** The contracts are no longer available for purchase as Tax Code section 403(b) tax-sheltered annuities. Existing contracts issued as Tax Code section 403(b) tax-sheltered annuities will continue to be maintained as such under the applicable rules and regulations.

The Treasury Department has issued regulations which generally take effect on January 1, 2009. Existing contracts will be modified as necessary to comply with these regulations where allowed, or where required by law in order to maintain their status as section 403(b) tax-sheltered annuities. The final regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) the revocation of IRS Revenue Ruling 90-24, and the resulting increase in

restrictions on a participant's right to transfer his or her 403(b) accounts; and (3) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

**Contributions**

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

**Distributions – General**

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, annuity payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

**Section 401(a), 401(k) and 403(a) Plans.** Distributions from these plans are taxed as received unless one of the following is true:

> The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
> You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
> The distribution is a qualified health insurance premium of a retired safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

> Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
> A required minimum distribution under Tax Code Section 401(a)(9);
> A hardship withdrawal;
> Otherwise excludable from income; or
> Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k) or 403(a) plan unless certain exceptions, including one or more of the following, have occurred:

> You have attained age 59½;
> You have become disabled, as defined in the Tax Code;
> You have died and the distribution is to your beneficiary;
> You have separated from service with the sponsor at or after age 55;
> The distribution amount is directly transferred into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
> You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
> The distribution is made due to an IRS levy upon your plan;
> The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
> The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalties in other circumstances.

**Individual Retirement Annuities.** All distributions from an IRA are taxed as received unless either one of the following is true:

| | |
|---|---|
| The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or | |
| You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code. | |

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

| |
|---|
| You have attained age 59½; |
| You have become disabled, as defined in the Tax Code; |
| You have died and the distribution is to your beneficiary; |
| The distribution amount is directly transferred into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code; |
| The distribution is made due to an IRS levy upon your plan; or |
| The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006. |

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

**Roth IRAs.** A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

| |
|---|
| Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and |
| Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase. |

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

**403(b) Plans.** Distributions from your contract are subject to the requirements of Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan under which the assets in your contract are covered. In accordance with Code Section 403(b) and the Treasury Regulations, we have no responsibility or obligation to make any distribution (including distributions due to loans, annuity payouts, qualified domestic relations orders, hardship withdrawals and systematic distributions options) from your contract until we have received instructions or information from your Employer and/or its designee or, if permitted under Code Section 403(b) and the Treasury Regulations, you in a form acceptable to us and necessary for us to administer your contract in accordance with Code Section 403(b) the Treasury Regulations, and, if applicable, the Plan.

All distributions from these plans are taxed as received unless one of the following is true:

| | |
|---|---|
| The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code; | |
| You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or | |
| The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006. | |

A payment is an eligible rollover distribution unless it is:

> Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
> A required minimum distribution under Tax Code section 401(a)(9);
> A hardship withdrawal;
> Otherwise excludable from income; or
> Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a 403(b) plan, plus in the event you have separated from service with the sponsor at or after age 55, or you have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59 ½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code and the regulations.

**Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs only).**

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate the following:

> Start date for distributions;
> The time period in which all amounts in your account(s) must be distributed; and
> Distribution amounts.

**Start Date and Time Period.** Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

> Over your life or the joint lives of you and your designated beneficiary; or
> Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

**Distribution Amounts.** The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

**50% Excise Tax.** If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract.

**Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs Only).** Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2012, your entire balance must be distributed to the designated beneficiary by December 31, 2017. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:

> Over the life of the designated beneficiary; or
> Over a period not extending beyond the life expectancy of the designated beneficiary.

**Start Dates for Spousal Beneficiaries.** If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

> December 31 of the calendar year following the calendar year of your death; or
> December 31 of the calendar year in which you would have attained age 70½.

**No designated beneficiary.** If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

**Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only).** In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

## Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

**401(a), 401(k), Roth 401(k), 403(a) and 403(b).** Generally, distributions from these plans are subject to mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

**IRAs and Roth IRAs.** Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

**Non-resident Aliens.** If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested information.

## Assignment and Other Transfers

**IRAS and Roth IRAs.** The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

**Section 403(b) Plans.** Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

> A plan participant as a means to provide benefit payments;
> An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
> The Company as collateral for a loan.

**Tax Consequences of Living Benefits and Death Benefit**

**Living Benefits.**  Except as otherwise noted below, when a withdrawal from a nonqualified contract occurs under the ING LifePay Plus or ING LifePay Plus rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the contract owner's investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made.  For nonqualified contracts, the income on the contract for purposes of calculating the taxable amount of a distribution may be unclear.  For example, the living benefits provided under the ING LifePay Plus or ING Joint LifePay Plus rider, as well as the market value adjustment, could increase the contract value that applies.  Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit.  As a result, you could have higher amounts of income than will be reported to you.  In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes.

Payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer under the ING LifePay Plus or ING Joint LifePay Plus rider are designed to be treated as annuity payments for withholding and tax reporting purposes.  A portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income.  The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when your payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer start.  Any withdrawals in addition to the Maximum Annual Withdrawal payments you are receiving pursuant to the Income Optimizer constitute Excess Withdrawals under the ING LifePay Plus or ING Joint LifePay Plus rider, causing a pro-rata reduction of the ING LifePay Plus Base and Maximum Annual Withdrawal.  This reduction will result in a proportional reduction in the non-taxable portion of your future Maximum Annual Withdrawal payments.  Once your investment in the contract has been fully recovered, the full amount of each of your future Maximum Annual Withdrawal payments would be subject to tax as ordinary income.

**Enhanced Death Benefits.**  The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value.  It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit.  In addition, the provision of such benefits may result in currently taxable income to contract owners, and the presence of the death benefit could affect the amount of required minimum distributions.  Finally, certain charges are imposed with respect to some of the available death benefits.  It is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

**Possible Changes in Taxation**
Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means.  It is also possible that any change could be retroactive (that is, effective before the date of the change).  You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

**Same-Sex Marriages**
Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law.  Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a qualified tax adviser.  In certain states, to the extent that an annuity contract or certificate offers to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any Contract Owner's spouse.

**Taxation of Company**
We are taxed as a life insurance company under the Tax Code.  The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts.  Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts.  In addition, any foreign tax credits

attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

## STATEMENT OF ADDITIONAL INFORMATION

**Table of Contents**

**Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Send the form to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271.**

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**PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B, ING GOLDENSELECT ESII, 333-28679.**

Please Print or Type:

_____
**Name**

_____
**Street Address**

_____
**City, State, Zip**

04/30/2012

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The following tables show the Condensed Financial Information (accumulation unit values for the periods indicated and number of units outstanding) by subaccount for a Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2011, including portfolio names, and derives from the financial statements of the Separate Account, which together constitute the Separate Account's Condensed Financial Information. Portfolio name changes after December 31, 2011 are not reflected in the following information. Complete information is available in the SAI. Contact our Customer Service Center to obtain your copy free of charge. Please ask us about where you can find more timely information.

## CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2011, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods.

### Separate Account Annual Charges of 1.40%

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.31 | $9.53 | $7.99 | $10.09 | | | | | | |
| Value at end of period | $9.80 | $10.31 | $9.53 | $7.99 | | | | | | |
| Number of accumulation units outstanding at end of period | 14,658,436 | 14,545,662 | 13,749,221 | 5,658,472 | | | | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | | | | |
| (Fund first available during November 2003) | | | | | | | | | | |
| Value at beginning of period | $21.42 | $17.18 | $13.94 | $19.68 | $20.49 | $17.41 | $16.74 | $13.85 | $10.00 | |
| Value at end of period | $19.83 | $21.42 | $17.18 | $13.94 | $19.68 | $20.49 | $17.41 | $16.74 | $13.85 | |
| Number of accumulation units outstanding at end of period | 975,035 | 1,094,501 | 1,267,316 | 1,517,242 | 1,927,008 | 2,430,081 | 3,133,417 | 1,913,146 | 368,372 | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.24 | $11.48 | $8.59 | $15.21 | $13.15 | $11.97 | $10.22 | | | |
| Value at end of period | $12.69 | $13.24 | $11.48 | $8.59 | $15.21 | $13.15 | $11.97 | | | |
| Number of accumulation units outstanding at end of period | 8,153,827 | 9,154,108 | 10,400,918 | 11,187,820 | 8,180,923 | 5,267,423 | 2,397,304 | | | |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.08 | $9.78 | $7.63 | $13.54 | $13.56 | $11.47 | $11.02 | $10.04 | $7.83 | $9.59 |
| Value at end of period | $11.00 | $11.08 | $9.78 | $7.63 | $13.54 | $13.56 | $11.47 | $11.02 | $10.04 | $7.83 |
| Number of accumulation units outstanding at end of period | 2,007,400 | 2,311,978 | 2,618,208 | 3,016,228 | 3,793,220 | 3,999,650 | 3,467,553 | 3,098,913 | 2,275,054 | 478,395 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.66 | $8.75 | $7.19 | $9.94 | | | | | | |
| Value at end of period | $9.60 | $9.66 | $8.75 | $7.19 | | | | | | |
| Number of accumulation units outstanding at end of period | 6,393,738 | 6,373,630 | 6,199,815 | 3,167,031 | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $10.23 | $9.78 | $8.85 | $10.01 | | | | | | |
| Value at end of period | $10.67 | $10.23 | $9.78 | $8.85 | | | | | | |
| Number of accumulation units outstanding at end of period | 7,494,146 | 8,176,396 | 7,895,772 | 4,629,576 | | | | | | |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.01 | | | | | | | | | |
| Value at end of period | $9.32 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 100,923 | | | | | | | | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $14.12 | $12.13 | $8.87 | $16.14 | $14.65 | $13.55 | $11.89 | $10.77 | $10.00 | |
| Value at end of period | $13.26 | $14.12 | $12.13 | $8.87 | $16.14 | $14.65 | $13.55 | $11.89 | $10.77 | |
| Number of accumulation units outstanding at end of period | 23,410,109 | 25,830,505 | 27,401,456 | 26,599,640 | 21,696,367 | 18,821,265 | 15,583,944 | 9,535,997 | 1,647,654 | |
| **ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.02 | | | | | | | | | |
| Value at end of period | $8.81 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 71,083 | | | | | | | | | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $18.65 | $17.73 | $12.63 | $22.26 | $18.91 | $16.21 | $13.59 | $11.62 | $10.00 | |
| Value at end of period | $15.74 | $18.65 | $17.73 | $12.63 | $22.26 | $18.91 | $16.21 | $13.59 | $11.62 | |
| Number of accumulation units outstanding at end of period | 9,594,991 | 10,785,643 | 11,391,844 | 10,841,337 | 9,438,334 | 7,746,931 | 5,984,403 | 3,147,004 | 589,077 | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $13.40 | $12.07 | $9.08 | $9.99 | | | | | | |
| Value at end of period | $12.44 | $13.40 | $12.07 | $9.08 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,890,339 | 2,196,476 | 1,804,007 | 296,480 | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | | |
| Value at beginning of period | $14.29 | $13.56 | $11.44 | $20.58 | $17.92 | $14.07 | $12.37 | $10.64 | $8.22 | $10.00 |
| Value at end of period | $11.01 | $14.29 | $13.56 | $11.44 | $20.58 | $17.92 | $14.07 | $12.37 | $10.64 | $8.22 |
| Number of accumulation units outstanding at end of period | 4,894,300 | 5,620,114 | 6,242,428 | 5,824,950 | 5,689,657 | 4,314,295 | 3,309,450 | 1,748,507 | 506,335 | 72,898 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.60 | $10.10 | $7.58 | $13.08 | $12.51 | $11.01 | $10.00 | | | |
| Value at end of period | $12.70 | $12.60 | $10.10 | $7.58 | $13.08 | $12.51 | $11.01 | | | |
| Number of accumulation units outstanding at end of period | 4,238,575 | 4,210,806 | 4,248,323 | 3,468,055 | 2,503,317 | 1,645,722 | 857,118 | | | |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $11.39 | $10.79 | $9.12 | $12.96 | $12.11 | $10.78 | $9.91 | $10.00 | | |
| Value at end of period | $11.76 | $11.39 | $10.79 | $9.12 | $12.96 | $12.11 | $10.78 | $9.91 | | |
| Number of accumulation units outstanding at end of period | 2,008,361 | 2,127,773 | 2,329,559 | 2,462,017 | 1,874,723 | 1,900,621 | 1,770,932 | 332,663 | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.01 | $10.59 | $9.88 | | | | | | | |
| Value at end of period | $12.16 | $11.01 | $10.59 | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,459,336 | 3,408,948 | 2,184,297 | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.41 | $10.20 | $7.94 | $13.22 | $12.56 | $11.89 | $10.94 | $9.98 | $7.97 | $10.00 |
| Value at end of period | $11.07 | $11.41 | $10.20 | $7.94 | $13.22 | $12.56 | $11.89 | $10.94 | $9.98 | $7.97 |
| Number of accumulation units outstanding at end of period | 1,492,741 | 1,445,316 | 1,425,010 | 1,241,676 | 1,170,061 | 1,314,957 | 1,467,824 | 273,908 | 158,396 | 44,773 |

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.40 | $9.78 | $6.50 | $9.99 | | | | | | |
| Value at end of period | $10.05 | $11.40 | $9.78 | $6.50 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,940,390 | 3,411,901 | 2,801,527 | 1,504,065 | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.85 | $9.49 | $7.21 | $12.45 | $13.62 | $11.04 | | | | |
| Value at end of period | $10.13 | $10.85 | $9.49 | $7.21 | $12.45 | $13.62 | | | | |
| Number of accumulation units outstanding at end of period | 1,763,062 | 1,961,059 | 2,241,686 | 2,084,334 | 1,270,230 | 740,797 | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $67.25 | $53.29 | $39.77 | $65.61 | $80.89 | $59.61 | $51.76 | $38.11 | $28.06 | $28.40 |
| Value at end of period | $72.61 | $67.25 | $53.29 | $39.77 | $65.61 | $80.89 | $59.61 | $51.76 | $38.11 | $28.06 |
| Number of accumulation units outstanding at end of period | 575,703 | 675,827 | 801,790 | 952,216 | 1,233,036 | 1,684,633 | 1,718,845 | 1,657,594 | 1,388,196 | 1,167,176 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.08 | $8.16 | $6.63 | $10.21 | $10.05 | $10.05 | | | | |
| Value at end of period | $9.67 | $10.08 | $8.16 | $6.63 | $10.21 | $10.05 | | | | |
| Number of accumulation units outstanding at end of period | 2,223,917 | 2,485,616 | 2,897,468 | 3,270,508 | 1,892,774 | 854,223 | | | | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during December 2005) | | | | | | | | | | |
| Value at beginning of period | $9.82 | $8.89 | $6.85 | $11.43 | $11.13 | $9.91 | $10.06 | | | |
| Value at end of period | $9.23 | $9.82 | $8.89 | $6.85 | $11.43 | $11.13 | $9.91 | | | |
| Number of accumulation units outstanding at end of period | 3,608,516 | 3,853,085 | 3,902,577 | 3,528,125 | 1,733,413 | 904,669 | 7,654 | | | |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $8.63 | $7.01 | $5.84 | $10.40 | $10.18 | | | | | |
| Value at end of period | $7.73 | $8.63 | $7.01 | $5.84 | $10.40 | | | | | |
| Number of accumulation units outstanding at end of period | 4,943,231 | 6,040,110 | 5,557,861 | 5,640,975 | 1,412,784 | | | | | |
| **ING EURO STOXX 50® INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $8.79 | $9.81 | $9.75 | | | | | | | |
| Value at end of period | $7.17 | $8.79 | $9.81 | | | | | | | |
| Number of accumulation units outstanding at end of period | 94,586 | 113,073 | 7,459 | | | | | | | |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.43 | $13.77 | $10.03 | $16.72 | $14.81 | $13.42 | $11.65 | $9.52 | $7.23 | $9.09 |
| Value at end of period | $15.30 | $17.43 | $13.77 | $10.03 | $16.72 | $14.81 | $13.42 | $11.565 | $9.52 | $7.23 |
| Number of accumulation units outstanding at end of period | 5,710,571 | 6,967,702 | 7,847,444 | 790,043 | 8,909,282 | 5,842,433 | 6,237,950 | 2,675,497 | 2,137,834 | 1,436,694 |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $11.18 | $10.04 | $7.71 | $11.06 | $10.93 | $10.00 | | | | |
| Value at end of period | $11.31 | $11.18 | $10.04 | $7.71 | $11.06 | $10.93 | | | | |
| Number of accumulation units outstanding at end of period | 5,332,275 | 5,251,259 | 5,510,324 | 4,555,948 | 3,440,430 | 1,274,023 | | | | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $10.01 | $9.10 | $7.29 | $11.89 | $12.42 | | | | | |
| Value at end of period | $9.79 | $10.01 | $9.10 | $7.29 | $11.89 | | | | | |
| Number of accumulation units outstanding at end of period | 3,129,466 | 3,338,775 | 3,218,271 | 3,054,887 | 2,191,899 | | | | | |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $8.55 | $7.83 | $6.09 | $9.61 | $10.00 | | | | | |
| Value at end of period | $8.32 | $8.55 | $7.83 | $6.09 | $9.61 | | | | | |
| Number of accumulation units outstanding at end of period | 15,200,030 | 16,813,479 | 18,242,924 | 18,040,063 | 7,707,311 | | | | | |
| **ING FTSE 100 INDEX® PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $11.02 | $10.26 | $10.28 | | | | | | | |
| Value at end of period | $10.41 | $11.02 | $10.26 | | | | | | | |
| Number of accumulation units outstanding at end of period | 72,547 | 76,851 | 5,674 | | | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.96 | | | | | | | | | |
| Value at end of period | $8.86 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,282,948 | | | | | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $44.73 | $37.30 | $27.51 | $47.29 | $35.99 | $30.06 | $22.13 | $21.09 | $14.05 | $14.14 |
| Value at end of period | $40.07 | $44.73 | $37.30 | $27.51 | $47.29 | $35.99 | $30.06 | $22.13 | $21.09 | $14.05 |
| Number of accumulation units outstanding at end of period | 1,732,824 | 2,021,669 | 2,632,139 | 2,510,627 | 2,063,890 | 1,643,710 | 1,542,661 | 964,040 | 742,286 | 575,255 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.99 | | | | | | | | | |
| Value at end of period | $9.57 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 19,736,037 | | | | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $8.78 | $7.82 | $6.10 | $9.95 | $9.83 | | | | | |
| Value at end of period | $8.61 | $8.78 | $7.82 | $6.10 | $9.95 | | | | | |
| Number of accumulation units outstanding at end of period | 9,561,032 | 5,214,662 | 5,796,850 | 3,900,949 | 21,255 | | | | | |
| **ING HANG SENG INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.74 | $12.96 | $9.99 | | | | | | | |
| Value at end of period | $11.05 | $13.74 | $12.96 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,068,924 | 1,477,004 | 453,760 | | | | | | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | | |
| Value at beginning of period | $9.88 | $8.82 | $7.27 | $11.78 | $11.40 | $10.12 | $9.76 | $8.98 | $10.00 | |
| Value at end of period | $9.71 | $9.88 | $8.82 | $7.27 | $11.78 | $11.40 | $10.12 | $9.76 | $8.98 | |
| Number of accumulation units outstanding at end of period | 939,728 | 1,008,074 | 1,178,124 | 1,295,966 | 1,448,885 | 1,498,538 | 1,549,701 | 1,431,006 | 494,773 | |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $13.12 | $10.94 | $8.44 | $13.75 | $13.25 | $12.31 | $11.26 | $10.04 | | |
| Value at end of period | $12.75 | $13.12 | $10.94 | $8.44 | $13.75 | $13.25 | $12.31 | $11.26 | | |
| Number of accumulation units outstanding at end of period | 1,103,955 | 1,204,164 | 1,377,178 | 1,538,832 | 1,857,115 | 1,780,924 | 1,371,262 | 437,111 | | |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $12.41 | $10.28 | $8.37 | $12.80 | $13.88 | $12.41 | $11.72 | $10.06 | | |
| Value at end of period | $12.12 | $12.41 | $10.28 | $8.37 | $12.80 | $13.88 | $12.41 | $11.72 | | |
| Number of accumulation units outstanding at end of period | 906,059 | 987,422 | 1,101,850 | 1,200,311 | 1,437,532 | 1,463,522 | 1,076,172 | 424,131 | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.26 | $12.28 | $11.19 | $12.42 | $11.92 | $11.65 | $11.48 | $11.13 | $10.64 | $10.00 |
| Value at end of period | $14.03 | $13.26 | $12.28 | $11.19 | $12.42 | $11.92 | $11.65 | $11.48 | $11.13 | $10.64 |
| Number of accumulation units outstanding at end of period | 13,585,163 | 14,805,735 | 15,212,968 | 14,692,505 | 12,433,842 | 7,089,555 | 3,506,748 | 2,682,543 | 1,026,869 | 719,279 |

ES II

A 4

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $8.09 | $7.62 | $6.06 | $10.14 | | | | | | |
| Value at end of period | $6.98 | $8.09 | $7.62 | $6.06 | | | | | | |
| Number of accumulation units outstanding at end of period | 818,658 | 1,156,598 | 1,391,858 | 139,687 | | | | | | |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.36 | $10.89 | $8.59 | $13.72 | $14.24 | $12.46 | $12.21 | | | |
| Value at end of period | $11.93 | $12.36 | $10.89 | $8.59 | $13.72 | $14.24 | $12.46 | | | |
| Number of accumulation units outstanding at end of period | 2,213,852 | 2,163,923 | 2,202,640 | 2,342,903 | 2,261,293 | 2,275,253 | 1,931,362 | | | |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.31 | $11.15 | $9.24 | $12.26 | $12.04 | $10.86 | $10.16 | | | |
| Value at end of period | $11.98 | $12.31 | $11.15 | $9.24 | $12.26 | $12.04 | $10.86 | | | |
| Number of accumulation units outstanding at end of period | 2,270,527 | 2,408,048 | 2,591,371 | 2,734,004 | 1,006,618 | 482,346 | 333,809 | | | |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $29.36 | $26.47 | $21.66 | $32.41 | $32.04 | $28.01 | $25.81 | $22.94 | $18.19 | $21.65 |
| Value at end of period | $28.32 | $29.36 | $26.47 | $21.66 | $32.41 | $32.04 | $28.01 | $25.81 | $22.94 | $18.19 |
| Number of accumulation units outstanding at end of period | 1,747,429 | 2,059,675 | 2,460,096 | 2,778,827 | 3,278,627 | 4,097,219 | 4,720,301 | 5,219,472 | 5,707,684 | 6,183,621 |
| **ING JAPAN TOPIX INDEX® PORTFOLIO** | | | | | | | | | | |
| (Fund first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $11.05 | $9.86 | $9.81 | | | | | | | |
| Value at end of period | $9.40 | $11.05 | $9.86 | | | | | | | |
| Number of accumulation units outstanding at end of period | 178,839 | 63,936 | 3,051 | | | | | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.52 | $20.67 | $12.22 | $25.43 | $18.63 | $13.91 | $10.46 | $9.01 | $6.23 | $7.08 |
| Value at end of period | $19.76 | $24.52 | $20.67 | $12.22 | $25.43 | $18.63 | $13.91 | $10.46 | $9.01 | $6.23 |
| Number of accumulation units outstanding at end of period | 3,601,771 | 3,721,910 | 4,884,446 | 4,935,142 | 4,448,144 | 3,740,816 | 3,298,670 | 2,479,088 | 2,328,297 | 1,975,891 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.38 | $8.56 | $6.91 | $10.18 | | | | | | |
| Value at end of period | $10.42 | $10.38 | $8.56 | $6.91 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,622,804 | 1,415,034 | 802,705 | 540,677 | | | | | | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.92 | $12.74 | $10.15 | $14.69 | $15.16 | $13.18 | $13.63 | $10.38 | $7.85 | $10.00 |
| Value at end of period | $15.49 | $15.92 | $12.74 | $10.15 | $14.69 | $15.16 | $13.18 | $13.63 | $10.38 | $7.85 |
| Number of accumulation units outstanding at end of period | 1,899,433 | 2,114,063 | 1,657,419 | 1,611,588 | 1,945,337 | 2,000,101 | 1,821,293 | 1,519,167 | 824,986 | 169,670 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $13.93 | $12.36 | $8.80 | $12.32 | $11.19 | $10.75 | $10.49 | $9.79 | | |
| Value at end of period | $14.04 | $13.93 | $12.36 | $8.80 | $12.32 | $11.19 | $10.75 | $10.49 | | |
| Number of accumulation units outstanding at end of period | 2,130,653 | 1,082,965 | 1,127,373 | 74,128 | 25,298 | 39,234 | 26,871 | 13,651 | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.05 | | | | | | | | | |
| Value at end of period | $10.05 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 569,147 | | | | | | | | | |
| **ING LIMITED MATURITY BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.11 | $22.72 | $21.50 | $21.86 | $20.96 | $20.47 | $20.43 | $20.44 | $20.16 | $19.06 |
| Value at end of period | $23.05 | $23.11 | $22.72 | $21.50 | $21.86 | $20.96 | $20.47 | $20.43 | $20.44 | $20.16 |
| Number of accumulation units outstanding at end of period | 463,361 | 595,343 | 738,091 | 954,519 | 1,366,149 | 1,891,473 | 2,520,744 | 3,368,052 | 5,262,645 | 6,261,694 |

ES II

A 5

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.70 | $16.94 | $17.12 | $16.95 | $16.38 | $15.87 | $15.66 | $15.74 | $15.84 | $15.84 |
| Value at end of period | $16.47 | $16.70 | $16.94 | $17.12 | $16.95 | $16.38 | $15.87 | $15.66 | $15.74 | $15.84 |
| Number of accumulation units outstanding at end of period | 7,655,564 | 7,999,039 | 11,578,123 | 15,903,229 | 6,935,089 | 6,031,181 | 5,498,848 | 5,672,311 | 7,879,356 | 12,089,343 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.88 | $14.29 | $11.23 | $19.09 | $16.96 | $16.39 | $15.26 | $13.76 | $10.52 | $15.14 |
| Value at end of period | $16.37 | $16.88 | $14.29 | $11.23 | $19.09 | $16.96 | $16.39 | $15.26 | $13.76 | $10.52 |
| Number of accumulation units outstanding at end of period | 3,313,503 | 4,057,532 | 4,446,996 | 5,258,119 | 6,017,607 | 7,262,969 | 9,249,375 | 10,491,049 | 11,921,200 | 12,372,395 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $26.86 | $24.80 | $21.33 | $27.86 | $27.17 | $24.62 | $24.26 | $22.14 | $19.23 | $20.56 |
| Value at end of period | $26.90 | $26.86 | $24.80 | $21.33 | $27.86 | $27.17 | $24.62 | $24.26 | $22.14 | $19.23 |
| Number of accumulation units outstanding at end of period | 3,226,359 | 3,828,532 | 4,421,885 | 4,728,779 | 5,566,345 | 6,490,070 | 7,790,025 | 8,667,716 | 9,215,693 | 9,138,045 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.64 | $14.85 | $11.34 | $18.46 | $14.70 | $11.40 | $10.07 | | | |
| Value at end of period | $17.46 | $16.64 | $14.85 | $11.34 | $18.46 | $14.70 | $11.40 | | | |
| Number of accumulation units outstanding at end of period | 3,840,254 | 3,829,027 | 4,073,465 | 4,123,843 | 3,122,597 | 1,844,733 | 1,446,986 | | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2004) | | | | | | | | | | |
| Value at beginning of period | $11.73 | $9.15 | $6.58 | $10.72 | $8.66 | $8.17 | $7.52 | $7.15 | | |
| Value at end of period | $11.47 | $11.73 | $9.15 | $6.58 | $10.72 | $8.66 | $8.17 | $7.52 | | |
| Number of accumulation units outstanding at end of period | 4,227,190 | 4,756,551 | 4,502,607 | 4,769,928 | 299,160 | 369,355 | 457,358 | 440,238 | | |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.47 | $15.55 | $12.24 | $17.37 | $16.06 | $13.43 | $12.23 | $11.01 | $8.85 | $10.00 |
| Value at end of period | $18.78 | $17.47 | $15.55 | $12.24 | $17.37 | $16.06 | $13.43 | $12.23 | $11.01 | $8.85 |
| Number of accumulation units outstanding at end of period | 2,790,056 | 2,982,767 | 2,798,687 | 2,715,369 | 2,698,954 | 2,849,171 | 2,467,075 | 1,394,309 | 758,774 | 220,958 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $11.97 | $10.65 | $8.44 | $9.99 | | | | | | |
| Value at end of period | $11.28 | $11.97 | $10.65 | $8.44 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,104,622 | 980,145 | 563,863 | 98,549 | | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.40 | $11.73 | $8.54 | $14.55 | $13.88 | $11.97 | $10.12 | | | |
| Value at end of period | $12.10 | $13.40 | $11.73 | $8.54 | $14.55 | $13.88 | $11.97 | | | |
| Number of accumulation units outstanding at end of period | 1,397,045 | 1,420,560 | 1,635,220 | 1,818,384 | 1,491,444 | 1,005,867 | 403,465 | | | |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $15.37 | $13.65 | $9.26 | $12.13 | $11.96 | $11.13 | $10.82 | $10.00 | | |
| Value at end of period | $15.83 | $15.37 | $13.65 | $9.26 | $12.13 | $11.96 | $11.13 | $10.82 | | |
| Number of accumulation units outstanding at end of period | 3,817,892 | 3,921,490 | 3,386,304 | 4,317,113 | 6,065,004 | 7,287,786 | 8,674,427 | 9,413,696 | | |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.66 | $17.57 | $15.57 | $15.16 | $14.11 | $13.71 | $13.57 | $13.12 | $12.71 | $11.86 |
| Value at end of period | $19.04 | $18.66 | $17.57 | $15.57 | $15.16 | $14.11 | $13.71 | $13.57 | $13.12 | $12.71 |
| Number of accumulation units outstanding at end of period | 20,027,467 | 22,821,794 | 22,106,766 | 16,888,379 | 8,029,233 | 5,417,078 | 5,880,636 | 5,917,199 | 5,369,915 | 4,410,375 |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.79 | $10.32 | $8.43 | $13.10 | $12.64 | $10.98 | $10.30 | | | |
| Value at end of period | $11.09 | $11.79 | $10.32 | $8.43 | $13.10 | $12.64 | $10.98 | | | |
| Number of accumulation units outstanding at end of period | 700,026 | 862,455 | 854,149 | 896,825 | 1,065,830 | 1,051,162 | 1,137,342 | | | |

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2005) | | | | | | | | | | |
| Value at beginning of period | $11.88 | $10.22 | $8.28 | $12.56 | $12.07 | $10.90 | $10.00 | | | |
| Value at end of period | $11.13 | $11.88 | $10.22 | $8.28 | $12.56 | $12.07 | $10.90 | | | |
| Number of accumulation units outstanding at end of period | 5,724,050 | 6,475,612 | 7,406,984 | 8,408,547 | 7,528,407 | 7,507,837 | 7,692,715 | | | |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $8.84 | $8.32 | $8.25 | | | | | | | |
| Value at end of period | $9.17 | $8.84 | $8.32 | | | | | | | |
| Number of accumulation units outstanding at end of period | 7,346,128 | 6,256,899 | 5,981,757 | | | | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.31 | $9.37 | $9.22 | | | | | | | |
| Value at end of period | $10.05 | $10.31 | $9.37 | | | | | | | |
| Number of accumulation units outstanding at end of period | 68,956,114 | 74,275,484 | 79,472,323 | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.54 | $9.63 | $9.49 | | | | | | | |
| Value at end of period | $10.40 | $10.54 | $9.63 | | | | | | | |
| Number of accumulation units outstanding at end of period | 42,036,780 | 46,040,296 | 48,787,781 | | | | | | | |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.65 | $9.86 | $9.75 | | | | | | | |
| Value at end of period | $10.73 | $10.65 | $9.86 | | | | | | | |
| Number of accumulation units outstanding at end of period | 22,515,408 | 24,451,343 | 25,879,317 | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $14.07 | $12.69 | $10.27 | | | | | | | |
| Value at end of period | $14.42 | $14.07 | $12.69 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,637,094 | 1,455,162 | 1,607,178 | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.02 | $8.17 | $6.71 | $10.17 | | | | | | |
| Value at end of period | $9.09 | $9.02 | $8.17 | $6.71 | | | | | | |
| Number of accumulation units outstanding at end of period | 4,462,209 | 5,649,134 | 6,524,524 | 629,227 | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.71 | $12.51 | $10.35 | | | | | | | |
| Value at end of period | $13.59 | $13.71 | $12.51 | | | | | | | |
| Number of accumulation units outstanding at end of period | 310,000 | 194,823 | 130,420 | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $16.13 | $13.00 | $10.36 | | | | | | | |
| Value at end of period | $15.55 | $16.13 | $13.00 | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,267,474 | 2,632,553 | 2,765,328 | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.40 | $8.45 | $6.13 | $10.30 | | | | | | |
| Value at end of period | $10.04 | $10.40 | $8.45 | $6.13 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,745,841 | 1,854,424 | 1,478,202 | 578,346 | | | | | | |

ES II

A 7

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.80 | $8.69 | $6.97 | $10.06 | | | | | | |
| Value at end of period | $10.20 | $10.80 | $8.69 | $6.97 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,701,985 | 1,880,369 | 1,673,974 | 1,397,996 | | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.53 | $7.31 | $5.68 | $8.80 | $8.13 | $7.34 | $6.84 | $6.31 | $4.62 | $8.33 |
| Value at end of period | $9.44 | $9.53 | $7.31 | $5.68 | $8.80 | $8.13 | $7.34 | $6.84 | $6.31 | $4.62 |
| Number of accumulation units outstanding at end of period | 796,478 | 919,414 | 1,117,503 | 1,257,982 | 1,598,381 | 1,976,720 | 2,164,620 | 2,126,799 | 1,851,941 | 774,557 |
| **ING SMALL COMPANY PORTFOLIO** (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.97 | $8.97 | $7.15 | $10.25 | | | | | | |
| Value at end of period | $10.52 | $10.97 | $8.97 | $7.15 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,422,232 | 1,686,231 | 1,359,012 | 686,734 | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $51.80 | $46.07 | $35.06 | $49.06 | $47.66 | $42.17 | $39.69 | $34.52 | $27.96 | $28.22 |
| Value at end of period | $52.55 | $51.80 | $46.07 | $35.06 | $49.06 | $47.66 | $42.17 | $39.69 | $34.52 | $27.96 |
| Number of accumulation units outstanding at end of period | 7,077,206 | 7,593,076 | 8,156,298 | 8,278,462 | 8,055,776 | 7,742,558 | 7,736,987 | 6,834,477 | 6,071,997 | 5,326,019 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $30.97 | $27.32 | $22.17 | $34.97 | $34.41 | $29.30 | $28.60 | $25.24 | $20.45 | $23.90 |
| Value at end of period | $30.26 | $30.97 | $27.32 | $22.17 | $34.97 | $34.41 | $29.30 | $28.60 | $25.24 | $20.45 |
| Number of accumulation units outstanding at end of period | 2,820,631 | 3,008,352 | 3,153,961 | 3,367,200 | 3,471,081 | 3,923,791 | 4,330,653 | 4,187,985 | 3,283,741 | 2,796,774 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $9.35 | $8.13 | $5.78 | $10.17 | $10.10 | | | | | |
| Value at end of period | $9.10 | $9.35 | $8.13 | $5.78 | $10.17 | | | | | |
| Number of accumulation units outstanding at end of period | 1,806,950 | 1,929,680 | 1,909,257 | 775,347 | 317,543 | | | | | |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.68 | $12.19 | $8.99 | $18.05 | $15.18 | $12.42 | $10.00 | | | |
| Value at end of period | $11.82 | $13.68 | $12.19 | $8.99 | $18.05 | $15.18 | $12.42 | | | |
| Number of accumulation units outstanding at end of period | 1,461,019 | 1,599,392 | 1,998,238 | 2,376,603 | 2,243,027 | 1,560,451 | 1,361,072 | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.36 | $9.67 | $7.44 | $12.71 | $11.18 | $10.17 | | | | |
| Value at end of period | $8.96 | $10.36 | $9.67 | $7.44 | $12.71 | $11.18 | | | | |
| Number of accumulation units outstanding at end of period | 2,688,868 | 2,992,773 | 2,884,425 | 2,681,328 | 1,021,786 | 237,468 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.00 | $20.71 | $15.88 | $26.69 | $26.44 | $21.99 | $20.30 | $18.55 | $13.80 | $17.54 |
| Value at end of period | $20.46 | $22.00 | $20.71 | $15.88 | $26.69 | $26.44 | $21.99 | $20.30 | $18.55 | $13.80 |
| Number of accumulation units outstanding at end of period | 1,363,264 | 1,606,338 | 1,694,621 | 1,712,450 | 1,869,745 | 2,011,664 | 1,908,440 | 2,183,115 | 2,320,224 | 1,965,665 |
| **ING THORNBURG VALUE PORTFOLIO** (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $11.12 | $10.15 | $7.13 | $12.03 | $11.40 | $10.01 | | | | |
| Value at end of period | $9.50 | $11.12 | $10.15 | $7.13 | $12.03 | $11.40 | | | | |
| Number of accumulation units outstanding at end of period | 32,577 | 37,293 | 40,541 | 48,118 | 72,778 | 39,144 | | | | |
| **ING U.S. BOND INDEX PORTFOLIO** (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.08 | $10.62 | $10.20 | $9.99 | | | | | | |
| Value at end of period | $11.69 | $11.08 | $10.62 | $10.20 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,165,568 | 3,163,184 | 3,588,432 | 3,388,765 | | | | | | |

ES II

A 8

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $10.73 | $9.63 | $7.42 | $12.55 | $12.61 | $11.19 | $10.24 | | | |
| Value at end of period | $10.29 | $10.73 | $9.63 | $7.42 | $12.55 | $12.61 | $11.19 | | | |
| Number of accumulation units outstanding at end of period | 54,596 | 59,966 | 92,507 | 159,712 | 211,221 | 240,320 | 119,772 | | | |
| **ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $8.13 | $7.79 | $6.08 | $9.95 | | | | | | |
| Value at end of period | $7.70 | $8.13 | $7.79 | $6.08 | | | | | | |
| Number of accumulation units outstanding at end of period | 4,036,972 | 4,398,876 | 4,692,093 | 4,193,381 | | | | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | | | | |
| Value at beginning of period | $12.38 | $10.30 | $7.87 | $14.01 | $14.33 | $11.66 | $11.97 | $10.71 | $8.44 | $10.00 |
| Value at end of period | $11.74 | $12.38 | $10.30 | $7.87 | $14.01 | $14.33 | $11.66 | $11.97 | $10.71 | $8.44 |
| Number of accumulation units outstanding at end of period | 170,925 | 197,329 | 229,345 | 267,247 | 328,037 | 389,830 | 512,777 | 510,227 | 355,401 | 69,607 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $8.59 | $7.74 | $6.31 | $10.27 | $10.06 | $8.98 | $8.86 | $8.26 | $6.67 | $8.90 |
| Value at end of period | $8.47 | $8.59 | $7.74 | $6.31 | $10.06 | $10.06 | $8.98 | $8.86 | $8.26 | $6.67 |
| Number of accumulation units outstanding at end of period | 96,088 | 119,978 | 139,938 | 178,757 | 302,151 | 644,480 | 939,625 | 1,756,560 | 1,824,762 | 1,231,933 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.49 | $9.37 | $7.19 | $13.02 | $11.52 | $9.94 | $9.33 | $8.28 | $6.05 | $8.27 |
| Value at end of period | $8.52 | $9.49 | $9.37 | $7.19 | $13.02 | $11.52 | $9.94 | $9.33 | $8.28 | $6.05 |
| Number of accumulation units outstanding at end of period | 85,942 | 104,606 | 126,512 | 152,071 | 193,438 | 348,410 | 492,243 | 526,719 | 648,934 | 257,910 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| (Fund first available during October 2003) | | | | | | | | | | |
| Value at beginning of period | $5.01 | $6.05 | $4.64 | $7.59 | $8.12 | $7.47 | $8.23 | $9.37 | $10.00 | |
| Value at end of period | $3.09 | $5.01 | $6.05 | $4.64 | $7.59 | $8.12 | $7.47 | $8.23 | $9.37 | |
| Number of accumulation units outstanding at end of period | 270,919 | 290,517 | 316,599 | 402,662 | 538,853 | 708,583 | 1,016,831 | 834,452 | 98,866 | |

**Separate Account Annual Charges of 1.95%**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $10.16 | $9.44 | $7.96 | $10.08 | | | |
| Value at end of period | $9.60 | $10.16 | $9.44 | $7.96 | | | |
| Number of accumulation units outstanding at end of period | 9,163,770 | 9,731,707 | 8,786,491 | 4,810,195 | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $20.53 | $16.55 | $13.51 | $19.17 | $20.07 | $17.15 | $16.58 |
| Value at end of period | $18.89 | $20.53 | $16.55 | $13.51 | $19.17 | $20.07 | $17.15 |
| Number of accumulation units outstanding at end of period | 337,456 | 373,700 | 427,908 | 464,506 | 548,499 | 661,159 | 649,073 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $14.98 | $13.06 | $9.84 | $17.51 | $15.22 | $13.93 | $12.18 |
| Value at end of period | $14.28 | $14.98 | $13.06 | $9.84 | $17.51 | $15.22 | $13.93 |
| Number of accumulation units outstanding at end of period | 3,523,959 | 3,970,153 | 4,510,559 | 4,486,056 | 3,077,617 | 2,248,140 | 1,009,027 |

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $10.51 | $9.33 | $7.32 | $13.06 | $13.15 | $11.18 | $10.80 |
| Value at end of period | $10.37 | $10.51 | $9.33 | $7.32 | $13.06 | $13.15 | $11.18 |
| Number of accumulation units outstanding at end of period | 715,473 | 774,051 | 833,581 | 901,576 | 1,010,383 | 813,783 | 547,233 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $9.51 | $8.66 | $7.16 | $10.00 | | | |
| Value at end of period | $9.41 | $9.51 | $8.66 | $7.16 | | | |
| Number of accumulation units outstanding at end of period | 3,997,414 | 4,027,563 | 3,982,648 | 2,220,231 | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | |
| Value at beginning of period | $10.07 | $9.68 | $8.80 | $10.03 | | | |
| Value at end of period | $10.43 | $10.07 | $9.68 | $8.80 | | | |
| Number of accumulation units outstanding at end of period | 4,152,297 | 4,313,505 | 4,129,209 | 2,361,763 | | | |
| **ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $10.06 | | | | | | |
| Value at end of period | $9.27 | | | | | | |
| Number of accumulation units outstanding at end of period | 69,320 | | | | | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during September 2003) | | | | | | | |
| Value at beginning of period | $13.55 | $11.71 | $8.61 | $15.76 | $14.38 | $13.37 | $11.80 |
| Value at end of period | $12.65 | $13.55 | $11.71 | $8.61 | $15.76 | $14.38 | $13.37 |
| Number of accumulation units outstanding at end of period | 12,182,359 | 13,344,122 | 14,066,484 | 13,439,437 | 10,172,994 | 8,382,071 | 5,632,392 |
| **ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $10.08 | | | | | | |
| Value at end of period | $8.77 | | | | | | |
| Number of accumulation units outstanding at end of period | 38,229 | | | | | | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | |
| (Fund first available during September 2003) | | | | | | | |
| Value at beginning of period | $17.90 | $17.11 | $12.26 | $21.73 | $18.56 | $16.00 | $13.49 |
| Value at end of period | $15.03 | $17.90 | $17.11 | $12.26 | $21.73 | $18.56 | $16.00 |
| Number of accumulation units outstanding at end of period | 4,771,612 | 5,456,090 | 5,469,638 | 5,030,646 | 3,981,698 | 3,004,812 | 1,757,275 |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | |
| Value at beginning of period | $13.23 | $11.98 | $9.07 | $11.36 | | | |
| Value at end of period | $12.21 | $13.23 | $11.98 | $9.07 | | | |
| Number of accumulation units outstanding at end of period | 1,371,934 | 1,083,472 | 899,347 | 241,755 | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $13.61 | $12.99 | $11.02 | $19.94 | $17.46 | $13.78 | $12.19 |
| Value at end of period | $10.43 | $13.61 | $12.99 | $11.02 | $19.94 | $17.46 | $13.78 |
| Number of accumulation units outstanding at end of period | 2,187,810 | 2,488,105 | 2,895,638 | 2,881,981 | 2,195,699 | 1,466,038 | 692,426 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $12.21 | $9.84 | $7.42 | $12.89 | $12.39 | $10.96 | $10.31 |
| Value at end of period | $12.23 | $12.21 | $9.84 | $7.42 | $12.89 | $12.39 | $10.96 |
| Number of accumulation units outstanding at end of period | 1,832,414 | 1,920,312 | 2,034,794 | 1,705,281 | 1,102,938 | 799,004 | 315,123 |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Fund first available during May 2004) | | | | | | | |
| Value at beginning of period | $10.97 | $10.46 | $8.88 | $12.70 | $11.93 | $10.68 | $9.87 |
| Value at end of period | $11.27 | $10.97 | $10.46 | $8.88 | $12.70 | $11.93 | $10.68 |
| Number of accumulation units outstanding at end of period | 1,059,240 | 1,012,203 | 1,054,921 | 920,325 | 670,335 | 474,327 | 345,203 |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $10.91 | $10.54 | $9.88 | | | | |
| Value at end of period | $11.98 | $10.91 | $10.54 | | | | |
| Number of accumulation units outstanding at end of period | 3,095,975 | 1,335,718 | 736,563 | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during March 2005) | | | | | | | |
| Value at beginning of period | $10.87 | $9.77 | $7.65 | $12.81 | $12.24 | $11.65 | $10.74 |
| Value at end of period | $10.49 | $10.87 | $9.77 | $7.65 | $12.81 | $12.24 | $11.65 |
| Number of accumulation units outstanding at end of period | 783,925 | 700,594 | 1,007,156 | 602,909 | 449,216 | 319,126 | 201,000 |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $11.23 | $9.69 | $6.48 | $9.99 | | | |
| Value at end of period | $9.85 | $11.23 | $9.69 | $6.48 | | | |
| Number of accumulation units outstanding at end of period | 1,370,064 | 1,679,055 | 1,620,779 | 878,672 | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | |
| (Fund first available during May 2006) | | | | | | | |
| Value at beginning of period | $10.57 | $9.29 | $7.10 | $12.34 | $13.57 | $11.05 | |
| Value at end of period | $9.82 | $10.57 | $9.29 | $7.10 | $12.34 | $13.57 | |
| Number of accumulation units outstanding at end of period | 962,296 | 1,076,870 | 1,272,193 | 1,232,834 | 604,316 | 167,558 | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | |
| Value at beginning of period | $59.41 | $47.34 | $35.53 | $58.95 | $73.09 | $54.16 | $47.29 |
| Value at end of period | $63.79 | $59.41 | $47.34 | $35.53 | $58.95 | $73.09 | $54.16 |
| Number of accumulation units outstanding at end of period | 238,603 | 276,898 | 343,912 | 412,439 | 431,099 | 502,995 | 303,357 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | |
| (Fund first available during May 2006) | | | | | | | |
| Value at beginning of period | $9.82 | $7.99 | $6.54 | $10.11 | $10.02 | $9.95 | |
| Value at end of period | $9.37 | $9.82 | $7.99 | $6.54 | $10.11 | $10.02 | |
| Number of accumulation units outstanding at end of period | 1,128,872 | 1,279,028 | 1,440,440 | 1,534,466 | 887,486 | 373,022 | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | |
| (Fund first available during December 2005) | | | | | | | |
| Value at beginning of period | $9.54 | $8.69 | $6.73 | $11.29 | $11.06 | $9.91 | $10.02 |
| Value at end of period | $8.92 | $9.54 | $8.69 | $6.73 | $11.29 | $11.06 | $9.91 |
| Number of accumulation units outstanding at end of period | 2,253,089 | 2,482,365 | 2,512,125 | 2,198,501 | 970,586 | 498,026 | 958 |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | |
| Value at beginning of period | $8.47 | $6.92 | $5.80 | $10.38 | $10.32 | | |
| Value at end of period | $7.55 | $8.47 | $6.92 | $5.80 | $10.38 | | |
| Number of accumulation units outstanding at end of period | 1,448,852 | 1,656,261 | 1,394,715 | 1,331,778 | 377,604 | | |
| **ING EURO STOXX 50® INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | |
| Value at beginning of period | $8.73 | $9.80 | $10.14 | | | | |
| Value at end of period | $7.08 | $8.73 | $9.80 | | | | |
| Number of accumulation units outstanding at end of period | 26,556 | 55,335 | 1,623 | | | | |

| | **2011** | **2010** | **2009** | **2008** | **2007** | **2006** | **2005** |
|---|---|---|---|---|---|---|---|
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | |
| (Fund first available during October 2000) | | | | | | | |
| Value at beginning of period | $16.46 | $13.08 | $9.58 | $16.06 | $14.31 | $13.04 | $11.37 |
| Value at end of period | $14.37 | $16.46 | $13.08 | $9.58 | $16.06 | $14.31 | $13.04 |
| Number of accumulation units outstanding at end of period | 1,808,715 | 2,177,702 | 2,387,241 | 2,076,779 | 1,314,412 | 869,051 | 535,373 |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | |
| (Fund first available during May 2006) | | | | | | | |
| Value at beginning of period | $10.90 | $9.84 | $7.60 | $10.96 | $10.88 | $9.99 | |
| Value at end of period | $10.95 | $10.90 | $9.84 | $7.60 | $10.96 | $10.88 | |
| Number of accumulation units outstanding at end of period | 3,219,719 | 3,315,680 | 3,386,163 | 2,759,068 | 1,629,601 | 656,451 | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | |
| Value at beginning of period | $9.80 | $8.96 | $7.22 | $11.84 | $12.53 | | |
| Value at end of period | $9.54 | $9.80 | $8.96 | $7.22 | $11.84 | | |
| Number of accumulation units outstanding at end of period | 1,560,289 | 1,642,758 | 1,634,558 | 1,393,022 | 969,862 | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | |
| Value at beginning of period | $8.37 | $7.71 | $6.03 | $9.57 | $10.09 | | |
| Value at end of period | $8.11 | $8.37 | $7.71 | $6.03 | $9.57 | | |
| Number of accumulation units outstanding at end of period | 8,466,763 | 9,675,208 | 9,647,235 | 8,875,069 | 3,084,070 | | |
| **ING FTSE 100 INDEX® PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | |
| Value at beginning of period | $10.94 | $10.25 | $10.65 | | | | |
| Value at end of period | $10.29 | $10.94 | $10.25 | | | | |
| Number of accumulation units outstanding at end of period | 15,765 | 14,590 | 3,105 | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $9.96 | | | | | | |
| Value at end of period | $8.81 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,097,889 | | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS S)** | | | | | | | |
| Value at beginning of period | $39.52 | $33.13 | $24.57 | $42.48 | $32.51 | $27.31 | $20.22 |
| Value at end of period | $35.21 | $39.52 | $33.13 | $24.57 | $42.48 | $32.51 | $27.31 |
| Number of accumulation units outstanding at end of period | 1,073,347 | 1,208,420 | 1,475,926 | 1,454,849 | 878,652 | 524,482 | 246,689 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $9.99 | | | | | | |
| Value at end of period | $9.52 | | | | | | |
| Number of accumulation units outstanding at end of period | 10,457,228 | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | |
| Value at beginning of period | $8.63 | $7.73 | $6.06 | $9.95 | $9.83 | | |
| Value at end of period | $8.42 | $8.63 | $7.73 | $6.06 | $9.95 | | |
| Number of accumulation units outstanding at end of period | 3,801,889 | 1,358,805 | 1,432,459 | 613,853 | 5,374 | | |
| **ING HANG SENG INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $13.61 | $12.91 | $9.99 | | | | |
| Value at end of period | $10.89 | $13.61 | $12.91 | | | | |
| Number of accumulation units outstanding at end of period | 263,363 | 514,972 | 297,731 | | | | |

ES II

A 12

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | |
| (Fund first available during August 2003) | | | | | | | |
| Value at beginning of period | $9.37 | $8.41 | $6.97 | $11.36 | $11.06 | $9.87 | $9.57 |
| Value at end of period | $9.16 | $9.37 | $8.41 | $6.97 | $11.36 | $11.06 | $9.87 |
| Number of accumulation units outstanding at end of period | 789,755 | 927,565 | 995,207 | 1,099,093 | 1,224,324 | 842,997 | 747,104 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | |
| (Fund first available during May 2004) | | | | | | | |
| Value at beginning of period | $14.12 | $11.84 | $9.19 | $15.05 | $14.58 | $13.63 | $12.54 |
| Value at end of period | $13.65 | $14.12 | $11.84 | $9.19 | $15.05 | $14.58 | $13.63 |
| Number of accumulation units outstanding at end of period | 546,385 | 609,244 | 668,326 | 721,208 | 897,365 | 843,068 | 636,374 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | |
| (Fund first available during November 2003) | | | | | | | |
| Value at beginning of period | $13.92 | $11.59 | $9.49 | $14.59 | $15.92 | $14.30 | $13.59 |
| Value at end of period | $13.51 | $13.92 | $11.59 | $9.49 | $14.59 | $15.92 | $14.30 |
| Number of accumulation units outstanding at end of period | 403,302 | 440,060 | 470,167 | 505,902 | 709,109 | 678,476 | 487,498 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | |
| Value at beginning of period | $12.63 | $11.76 | $10.78 | $12.03 | $11.61 | $11.41 | $11.31 |
| Value at end of period | $13.29 | $12.63 | $11.76 | $10.78 | $12.03 | $11.61 | $11.41 |
| Number of accumulation units outstanding at end of period | 5,863,796 | 6,206,308 | 6,451,426 | 5,718,407 | 4,189,988 | 2,311,169 | 464,500 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $7.97 | $7.55 | $6.04 | $10.30 | | | |
| Value at end of period | $6.84 | $7.97 | $7.55 | $6.04 | | | |
| Number of accumulation units outstanding at end of period | 371,833 | 571,744 | 540,619 | 72,627 | | | |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $11.78 | $10.43 | $8.28 | $13.29 | $13.87 | $12.21 | $12.03 |
| Value at end of period | $11.31 | $11.78 | $10.43 | $8.28 | $13.29 | $13.87 | $12.21 |
| Number of accumulation units outstanding at end of period | 1,385,160 | 1,414,600 | 1,474,475 | 1,390,974 | 1,430,257 | 1,382,804 | 1,051,435 |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $11.93 | $10.86 | $9.05 | $12.07 | $11.92 | $10.82 | $10.15 |
| Value at end of period | $11.54 | $11.93 | $10.86 | $9.05 | $12.07 | $11.92 | $10.82 |
| Number of accumulation units outstanding at end of period | 1,074,103 | 1,103,836 | 1,088,308 | 939,388 | 492,315 | 369,075 | 245,919 |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | |
| Value at beginning of period | $26.63 | $24.14 | $19.86 | $29.89 | $29.72 | $26.13 | $24.21 |
| Value at end of period | $25.54 | $26.63 | $24.14 | $19.86 | $29.89 | $29.72 | $26.13 |
| Number of accumulation units outstanding at end of period | 490,438 | 539,995 | 572,851 | 500,728 | 433,803 | 353,888 | 188,468 |
| **ING JAPAN TOPIX INDEX® PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | |
| Value at beginning of period | $10.97 | $9.85 | $9.77 | | | | |
| Value at end of period | $9.28 | $10.97 | $9.85 | | | | |
| Number of accumulation units outstanding at end of period | 30,902 | 33,251 | 2,545 | | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | |
| Value at beginning of period | $22.82 | $19.34 | $11.50 | $24.07 | $17.73 | $13.31 | $10.07 |
| Value at end of period | $18.29 | $22.82 | $19.34 | $11.50 | $24.07 | $17.73 | $13.31 |
| Number of accumulation units outstanding at end of period | 2,027,389 | 2,059,178 | 2,406,494 | 2,351,662 | 1,761,542 | 1,004,530 | 569,679 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | |
| Value at beginning of period | $16.37 | $13.57 | $11.02 | $16.78 | $16.73 | $14.64 | $13.76 |
| Value at end of period | $16.34 | $16.37 | $13.57 | $11.02 | $16.78 | $16.73 | $14.64 |
| Number of accumulation units outstanding at end of period | 568,733 | 521,278 | 388,927 | 238,668 | 80,300 | 95,586 | 94,036 |

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $15.17 | $12.21 | $9.77 | $14.23 | $14.77 | $12.91 | $13.63 |
| Value at end of period | $14.67 | $15.17 | $12.21 | $9.77 | $14.23 | $14.77 | $12.91 |
| Number of accumulation units outstanding at end of period | 913,590 | 808,465 | 638,318 | 612,948 | 810,007 | 615,365 | 362,665 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during February 2005) | | | | | | | |
| Value at beginning of period | $13.42 | $11.98 | $8.57 | $12.07 | $11.03 | $10.65 | $10.02 |
| Value at end of period | $13.45 | $13.42 | $11.98 | $8.57 | $12.07 | $11.03 | $10.65 |
| Number of accumulation units outstanding at end of period | 1,038,029 | 641,795 | 404,582 | 28,155 | 14,873 | 19,180 | 9,371 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $10.04 | | | | | | |
| Value at end of period | $10.00 | | | | | | |
| Number of accumulation units outstanding at end of period | 195,176 | | | | | | |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | |
| Value at beginning of period | $14.76 | $15.05 | $15.30 | $15.23 | $14.80 | $14.42 | $14.31 |
| Value at end of period | $14.47 | $14.76 | $15.05 | $15.30 | $15.23 | $14.80 | $14.42 |
| Number of accumulation units outstanding at end of period | 4,195,103 | 3,726,691 | 4,944,633 | 6,218,579 | 1,844,856 | 953,694 | 465,550 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | |
| Value at beginning of period | $15.55 | $13.23 | $10.46 | $17.87 | $15.97 | $15.52 | $14.53 |
| Value at end of period | $14.99 | $15.55 | $13.23 | $10.46 | $17.87 | $15.97 | $15.52 |
| Number of accumulation units outstanding at end of period | 1,040,101 | 1,097,675 | 1,091,475 | 978,977 | 726,563 | 525,510 | 388,372 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | |
| Value at beginning of period | $24.52 | $22.77 | $19.69 | $25.87 | $25.37 | $23.11 | $22.91 |
| Value at end of period | $24.43 | $24.52 | $22.77 | $19.69 | $25.87 | $25.37 | $23.11 |
| Number of accumulation units outstanding at end of period | 955,563 | 1,051,675 | 1,093,601 | 953,779 | 829,732 | 751,117 | 593,459 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $16.12 | $14.46 | $11.11 | $18.19 | $14.56 | $11.35 | $10.14 |
| Value at end of period | $16.82 | $16.12 | $14.46 | $11.11 | $18.19 | $14.56 | $11.35 |
| Number of accumulation units outstanding at end of period | 2,710,114 | 2,258,340 | 2,474,999 | 2,312,150 | 1,455,255 | 800,077 | 371,810 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Fund first available during April 2004) | | | | | | | |
| Value at beginning of period | $11.11 | $8.72 | $6.31 | $10.33 | $8.39 | $7.95 | $7.36 |
| Value at end of period | $10.81 | $11.11 | $8.72 | $6.31 | $10.33 | $8.39 | $7.95 |
| Number of accumulation units outstanding at end of period | 1,287,437 | 1,172,403 | 647,451 | 576,021 | 43,460 | 45,890 | 45,902 |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $16.64 | $14.90 | $11.79 | $16.83 | $15.65 | $13.15 | $12.05 |
| Value at end of period | $17.79 | $16.64 | $14.90 | $11.79 | $16.83 | $15.65 | $13.15 |
| Number of accumulation units outstanding at end of period | 1,432,949 | 1,201,062 | 1,028,934 | 932,107 | 897,716 | 682,291 | 443,052 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | |
| Value at beginning of period | $11.82 | $10.57 | $8.43 | $9.15 | | | |
| Value at end of period | $11.08 | $11.82 | $10.57 | $8.43 | | | |
| Number of accumulation units outstanding at end of period | 203,116 | 200,920 | 144,302 | 40,406 | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $14.59 | $12.85 | $9.41 | $16.12 | $15.46 | $13.41 | $12.07 |
| Value at end of period | $13.11 | $14.59 | $12.85 | $9.41 | $16.12 | $15.46 | $13.41 |
| Number of accumulation units outstanding at end of period | 694,917 | 695,149 | 797,167 | 909,337 | 616,583 | 445,966 | 130,621 |

ES II

A 14

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | |
| (Fund first available during May 2004) | | | | | | | |
| Value at beginning of period | $14.81 | $13.22 | $9.03 | $11.88 | $11.78 | $11.03 | $10.78 |
| Value at end of period | $15.16 | $14.81 | $13.22 | $9.03 | $11.88 | $11.78 | $11.03 |
| Number of accumulation units outstanding at end of period | 1,686,591 | 1,761,365 | 908,647 | 1,056,910 | 1,275,970 | 1,078,759 | 773,925 |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | |
| Value at beginning of period | $17.04 | $16.14 | $14.38 | $14.07 | $13.17 | $12.88 | $12.82 |
| Value at end of period | $17.29 | $17.04 | $16.14 | $14.38 | $14.07 | $13.17 | $12.88 |
| Number of accumulation units outstanding at end of period | 11,617,300 | 12,404,650 | 11,773,902 | 8,442,287 | 2,020,601 | 896,452 | 766,115 |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $11.42 | $10.05 | $8.26 | $12.90 | $12.52 | $10.94 | $10.29 |
| Value at end of period | $10.69 | $11.42 | $10.05 | $8.26 | $12.90 | $12.52 | $10.94 |
| Number of accumulation units outstanding at end of period | 215,052 | 214,959 | 192,048 | 210,718 | 246,686 | 253,209 | 130,333 |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | |
| (Fund first available during April 2005) | | | | | | | |
| Value at beginning of period | $11.51 | $9.96 | $8.11 | $12.37 | $11.96 | $10.86 | $10.00 |
| Value at end of period | $10.72 | $11.51 | $9.96 | $8.11 | $12.37 | $11.96 | $10.86 |
| Number of accumulation units outstanding at end of period | 2,060,299 | 2,251,505 | 2,425,717 | 2,370,996 | 2,052,038 | 1,782,785 | 1,259,567 |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $8.78 | $8.31 | $8.25 | | | | |
| Value at end of period | $9.06 | $8.78 | $8.31 | | | | |
| Number of accumulation units outstanding at end of period | 5,987,264 | 4,845,565 | 4,777,187 | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $10.25 | $9.36 | $9.21 | | | | |
| Value at end of period | $9.92 | $10.25 | $9.36 | | | | |
| Number of accumulation units outstanding at end of period | 38,938,265 | 41,710,174 | 44,762,701 | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $10.47 | $9.62 | $9.49 | | | | |
| Value at end of period | $10.28 | $10.47 | $9.62 | | | | |
| Number of accumulation units outstanding at end of period | 24,435,172 | 26,143,151 | 27,731,127 | | | | |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $10.58 | $9.85 | $9.75 | | | | |
| Value at end of period | $10.59 | $10.58 | $9.85 | | | | |
| Number of accumulation units outstanding at end of period | 11,686,641 | 12,734,746 | 13,459,100 | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $13.94 | $12.64 | $10.20 | | | | |
| Value at end of period | $14.20 | $13.94 | $12.64 | | | | |
| Number of accumulation units outstanding at end of period | 322,048 | 302,452 | 315,447 | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $8.89 | $8.09 | $6.68 | $10.31 | | | |
| Value at end of period | $8.90 | $8.89 | $8.09 | $6.68 | | | |
| Number of accumulation units outstanding at end of period | 1,182,523 | 1,491,909 | 1,537,427 | 185,841 | | | |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $13.58 | $12.46 | $10.54 | | | | |
| Value at end of period | $13.39 | $13.58 | $12.46 | | | | |
| Number of accumulation units outstanding at end of period | 226,688 | 202,476 | 154,282 | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $15.97 | $12.94 | $10.14 | | | | |
| Value at end of period | $15.32 | $15.97 | $12.94 | | | | |
| Number of accumulation units outstanding at end of period | 750,346 | 801,914 | 789,109 | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $10.24 | $8.36 | $6.11 | $10.40 | | | |
| Value at end of period | $9.84 | $10.24 | $8.36 | $6.11 | | | |
| Number of accumulation units outstanding at end of period | 844,438 | 971,877 | 727,369 | 303,340 | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $10.63 | $8.60 | $6.94 | $10.16 | | | |
| Value at end of period | $9.99 | $10.63 | $8.60 | $6.94 | | | |
| Number of accumulation units outstanding at end of period | 887,230 | 1,007,545 | 845,599 | 553,373 | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | |
| Value at beginning of period | $9.02 | $6.97 | $5.44 | $8.48 | $7.87 | $7.15 | $6.70 |
| Value at end of period | $8.90 | $9.02 | $6.97 | $5.44 | $8.48 | $7.87 | $7.15 |
| Number of accumulation units outstanding at end of period | 175,561 | 196,291 | 224,324 | 248,212 | 290,570 | 280,862 | 160,035 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $10.80 | $8.88 | $7.12 | $10.13 | | | |
| Value at end of period | $10.31 | $10.80 | $8.88 | $7.12 | | | |
| Number of accumulation units outstanding at end of period | 676,236 | 730,562 | 637,166 | 317,965 | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | |
| Value at beginning of period | $45.76 | $40.93 | $31.33 | $44.08 | $43.07 | $38.31 | $36.26 |
| Value at end of period | $46.17 | $45.76 | $40.93 | $31.33 | $44.08 | $43.07 | $38.31 |
| Number of accumulation units outstanding at end of period | 3,106,109 | 3,316,794 | 3,340,970 | 3,106,564 | 2,314,023 | 1,755,993 | 1,075,768 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | |
| Value at beginning of period | $27.36 | $24.27 | $19.81 | $31.41 | $31.09 | $26.62 | $26.13 |
| Value at end of period | $26.59 | $27.36 | $24.27 | $19.81 | $31.41 | $31.09 | $26.62 |
| Number of accumulation units outstanding at end of period | 947,023 | 928,683 | 923,809 | 849,406 | 630,545 | 528,960 | 407,663 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | |
| Value at beginning of period | $9.16 | $8.01 | $5.73 | $10.14 | $10.10 | | |
| Value at end of period | $8.86 | $9.16 | $8.01 | $5.73 | $10.14 | | |
| Number of accumulation units outstanding at end of period | 959,911 | 1,067,560 | 987,671 | 535,486 | 154,046 | | |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $13.25 | $11.88 | $8.80 | $17.78 | $15.04 | $12.37 | $10.02 |
| Value at end of period | $11.39 | $13.25 | $11.88 | $8.80 | $17.78 | $15.04 | $12.37 |
| Number of accumulation units outstanding at end of period | 700,849 | 749,135 | 899,945 | 1,055,822 | 635,073 | 386,727 | 202,215 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | |
| (Fund first available during May 2006) | | | | | | | |
| Value at beginning of period | $10.09 | $9.47 | $7.33 | $12.59 | $11.14 | $10.35 | |
| Value at end of period | $8.68 | $10.09 | $9.47 | $7.33 | $12.59 | $11.14 | |
| Number of accumulation units outstanding at end of period | 1,619,838 | 1,794,450 | 1,737,933 | 1,636,457 | 472,387 | 104,438 | |

ES II

A 16

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | |
| Value at beginning of period | $19.85 | $18.79 | $14.48 | $24.49 | $24.39 | $20.40 | $18.93 |
| Value at end of period | $18.35 | $19.85 | $18.79 | $14.48 | $24.49 | $24.39 | $20.40 |
| Number of accumulation units outstanding at end of period | 462,920 | 505,792 | 516,157 | 472,477 | 453,360 | 327,550 | 131,684 |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | |
| Value at beginning of period | $10.85 | $9.96 | $7.03 | $11.94 | $11.38 | $10.30 | |
| Value at end of period | $9.22 | $10.85 | $9.96 | $7.03 | $11.94 | $11.38 | |
| Number of accumulation units outstanding at end of period | 20,634 | 24,268 | 25,008 | 26,002 | 42,423 | 23,150 | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $10.92 | $10.51 | $10.16 | $10.03 | | | |
| Value at end of period | $11.45 | $10.92 | $10.51 | $10.16 | | | |
| Number of accumulation units outstanding at end of period | 1,678,619 | 1,352,838 | 1,454,753 | 808,243 | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $11.10 | $10.01 | $7.76 | $13.20 | $13.34 | $11.90 | $11.13 |
| Value at end of period | $10.59 | $11.10 | $10.01 | $7.76 | $13.20 | $13.34 | $11.90 |
| Number of accumulation units outstanding at end of period | 38,223 | 41,423 | 38,476 | 47,480 | 51,427 | 57,249 | 25,931 |
| **ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | |
| Value at beginning of period | $8.00 | $7.70 | $6.05 | $9.95 | | | |
| Value at end of period | $7.54 | $8.00 | $7.70 | $6.05 | | | |
| Number of accumulation units outstanding at end of period | 1,959,001 | 2,253,901 | 2,629,207 | 2,551,491 | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $11.80 | $9.87 | $7.58 | $13.58 | $13.96 | $11.43 | $11.79 |
| Value at end of period | $11.12 | $11.80 | $9.87 | $7.58 | $13.58 | $13.96 | $11.43 |
| Number of accumulation units outstanding at end of period | 64,541 | 68,498 | 74,324 | 83,041 | 99,598 | 106,010 | 110,857 |
| **PROFUND VP BULL** | | | | | | | |
| Value at beginning of period | $8.14 | $7.37 | $6.05 | $9.89 | $9.75 | $8.74 | $8.68 |
| Value at end of period | $7.98 | $8.14 | $7.37 | $6.05 | $9.89 | $9.75 | $8.74 |
| Number of accumulation units outstanding at end of period | 22,523 | 24,279 | 28,304 | 30,665 | 31,592 | 56,029 | 45,665 |
| **PROFUND VP EUROPE 30** | | | | | | | |
| Value at beginning of period | $8.99 | $8.93 | $6.88 | $12.54 | $11.16 | $9.69 | $9.14 |
| Value at end of period | $8.03 | $8.99 | $8.93 | $6.88 | $12.54 | $11.16 | $9.69 |
| Number of accumulation units outstanding at end of period | 32,153 | 42,989 | 44,665 | 76,510 | 85,574 | 102,368 | 97,624 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | |
| (Fund first available during October 2003) | | | | | | | |
| Value at beginning of period | $4.81 | $5.84 | $4.50 | $7.41 | $7.97 | $7.38 | $8.17 |
| Value at end of period | $2.95 | $4.81 | $5.84 | $4.50 | $7.41 | $7.97 | $7.38 |
| Number of accumulation units outstanding at end of period | 95,656 | 97,550 | 99,495 | 112,208 | 154,005 | 231,298 | 137,057 |

## The Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract.  They are listed in this appendix, plus any Fixed Interest Allocation that is available.  You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives.  You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing.  Please refer to the funds prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in the funds.  Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency.  Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940.  Fund prospectuses may be obtained free of charge, from our Customer Service Center at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room.  If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser.  The investment results of a fund may be higher or lower than those of other funds managed by the same adviser.  There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "Master-Feeder" or "fund funds."  Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities.

Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance.  You should periodically review these factors to determine if you need to change your investment strategy.

The following table reflects a name change.

| Fund Name Change | |
| --- | --- |
| *Former Fund Name* | *Current Fund Name* |
| ING Baron Small Cap Growth Portfolio | ING Baron Growth Portfolio |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
| --- | --- |
| **BlackRock Global Allocation V.I. Fund**<br><br>**Investment Adviser:** BlackRock Advisors, LLC<br>**Investment Subadviser:** BlackRock Investment Management, LLC; BlackRock International Limited | Seeks to provide high total return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market instruments, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends. |
| **ING American Funds Asset Allocation Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Adviser to Master Funds:** Capital Research and Management Company$^{SM}$ | Seeks high total return (including income and capital gains) consistent with preservation of capital over the long term. |
| **ING American Funds Bond Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Adviser to Master Funds:** Capital Research and Management Company$^{SM}$ | Seeks to provide as high a level of current income as is consistent with the preservation of capital. |
| **ING American Funds Global Growth and Income Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Adviser to Master Funds:** Capital Research and Management Company$^{SM}$ | Seeks to provide you with long-term growth of capital while providing current income. |
| **ING American Funds International Growth and Income Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Adviser to Master Funds:** Capital Research and Management Company$^{SM}$ | Seeks to provide you with long-term growth of capital while providing current income. |
| **ING American Funds International Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Adviser to Master Funds:** Capital Research and Management Company$^{SM}$ | Seeks to provide you with long-term growth of capital. |
| **ING American Funds World Allocation Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Asset Allocation Committee** | Seeks long-term growth of capital. |
| **ING Baron Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** BAMCO, Inc. | Seeks capital appreciation. |
| **ING BlackRock Health Sciences Opportunities Portfolio**<br><br>**Investment Adviser: Directed Services LLC**<br>**Investment Subadviser:** BlackRock Advisors, LLC | Seeks long-term capital growth. |
| **ING BlackRock Inflation Protected Bond Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** BlackRock Financial Management Inc. | A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING BlackRock Large Cap Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** BlackRock Investment Management, LLC | Seeks long-term growth of capital. |
| **ING BlackRock Science and Technology Opportunities Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** BlackRock Advisors, LLC | Seeks long-term capital appreciation. |
| **ING Davis New York Venture Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Davis Selected Advisers, L.P. | Seeks long-term growth of capital. |
| **ING DFA World Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Dimensional Fund Advisors LP | Seeks long-term capital appreciation. |
| **ING EURO STOXX 50® Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the EURO STOXX 50® Index. |
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio***<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Fidelity Management & Research Company<br><br>*  FMR<sup>SM</sup> is a service mark of Fidelity Management & Research Company | Seeks long-term growth of capital. |
| **ING Franklin Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Franklin Advisers, Inc. | Seeks to maximize income while maintaining prospects for capital appreciation. |
| **ING Franklin Mutual Shares Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Franklin Mutual Advisers, LLC | Seeks capital appreciation and secondarily, income. |
| **ING Franklin Templeton Founding Strategy Portfolio**<br><br>**Investment Adviser:** Directed Services LLC | Seeks capital appreciation and secondarily, income. |
| **ING FTSE 100 Index® Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the FTSE 100 Index®. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING Global Resources Portfolio**<br><br>**Investment Adviser:** Directed Services, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **ING Growth and Income Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **ING Hang Seng Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Hang Seng Index. |
| **ING Intermediate Bond Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **ING International Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted International Index. |
| **ING Invesco Van Kampen Comstock Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Invesco Advisers, Inc. | Seeks capital growth and income. |
| **ING Invesco Van Kampen Equity and Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Invesco Advisers, Inc. | Seeks total return, consisting of long-term capital appreciation and current income. |
| **ING Invesco Van Kampen Growth and Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Invesco Advisers, Inc. | Seeks long-term growth of capital and income. |
| **ING Japan TOPIX Index® Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Tokyo Stock Price Index®. |
| **ING JPMorgan Emerging Markets Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING JPMorgan Mid Cap Value Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** J.P. Morgan Investment Management Inc. | Seeks growth from capital appreciation. |
| **ING JPMorgan Small Cap Core Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital growth over the long term. |
| **ING Large Cap Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks long-term capital growth. |
| **ING Large Cap Value Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks growth of capital and current income. |
| **ING Liquid Assets Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks a high level of current income consistent with the preservation of capital and liquidity. |
| **ING Marsico Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Marsico Capital Management, LLC | Seeks capital appreciation. |
| **ING MFS Total Return Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Massachusetts Financial Services Company | Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income. |
| **ING MFS Utilities Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Massachusetts Financial Services Company | Seeks total return. |
| **ING MidCap Opportunities Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **ING Morgan Stanley Global Franchise Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Morgan Stanley Investment Management Inc. | A *non-diversified* Portfolio that seeks long-term capital appreciation. |

| Fund Name and<br>Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING Oppenheimer Active Allocation Portfolio**<br><br>    **Investment Adviser:**  ING Investments, LLC<br>    **Investment Subadviser:**  OppenheimerFunds, Inc. | Seeks long-term growth of capital with a secondary objective of current income. |
| **ING Oppenheimer Global Portfolio**<br><br>    **Investment Adviser:**  Directed Services LLC<br>    **Investment Subadviser:**  OppenheimerFunds, Inc. | Seeks capital appreciation. |
| **ING PIMCO High Yield Portfolio**<br><br>    **Investment Adviser:**  Directed Services LLC<br>    **Investment Subadviser:**  Pacific Investment Management Company LLC | Seeks maximum total return, consistent with preservation of capital and prudent investment management. |
| **ING PIMCO Total Return Bond Portfolio**<br><br>    **Investment Adviser:**  Directed Services LLC<br>    **Investment Subadviser:**  Pacific Investment Management Company LLC | Seeks maximum total return, consistent with preservation of capital and prudent investment management. |
| **ING Pioneer Fund Portfolio**<br><br>    **Investment Adviser:**  Directed Services LLC<br>    **Investment Subadviser:**  Pioneer Investment Management, Inc. | Seeks reasonable income and capital growth. |
| **ING Pioneer Mid Cap Value Portfolio**<br><br>    **Investment Adviser:**  Directed Services LLC<br>    **Investment Subadviser:**  Pioneer Investment Management, Inc. | Seeks capital appreciation. |
| **ING Retirement Conservative Portfolio**<br><br>    **Investment Adviser:**  Directed Services LLC<br>    **Asset Allocation Committee** | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other ING Retirement Portfolios. |
| **ING Retirement Growth Portfolio**<br><br>    **Investment Adviser:**  Directed Services LLC<br>    **Asset Allocation Committee** | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Growth Portfolio. |
| **ING Retirement Moderate Growth Portfolio**<br><br>    **Investment Adviser:**  Directed Services LLC<br>    **Asset Allocation Committee** | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio. |
| **ING Retirement Moderate Portfolio**<br><br>    **Investment Adviser:**  Directed Services LLC<br>    **Asset Allocation Committee** | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Conservative Portfolio but less than that of ING Retirement Moderate Growth Portfolio. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING Russell™ Large Cap Growth Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index. |
| **ING Russell<sup>TM</sup> Large Cap Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index. |
| **ING Russell™ Large Cap Value Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index. |
| **ING Russell™ Mid Cap Growth Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index. |
| **ING Russell<sup>TM</sup> Mid Cap Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index. |
| **ING Russell<sup>TM</sup> Small Cap Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index. |
| **ING Small Company Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations. |
| **ING Templeton Foreign Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Templeton Investment Counsel, LLC | Seeks long-term capital growth. |
| **ING Templeton Global Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Templeton Global Advisors Limited | Seeks capital appreciation. Current income is only an incidental consideration. |
| **ING T. Rowe Price Capital Appreciation Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk. |
| **ING T. Rowe Price Equity Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** T. Rowe Price Associates, Inc. | Seeks substantial dividend income as well as long-term growth of capital. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING T. Rowe Price Growth Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term capital growth, and secondarily, increasing dividend income. |
| **ING T. Rowe Price International Stock Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term growth of capital. |
| **ING U.S. Bond Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays Capital U.S. Aggregate Bond Index. |
| **ING WisdomTree$^{SM}$ Global High-Yielding Equity Index Portfolio***<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks investment returns that closely correspond to the price and yield performance, (before fees and expenses) of the WisdomTree$^{SM}$ Global High-Yielding Equity Index. |

\* WisdomTree$^{SM}$ is a servicemark of WisdomTree Investments

"Standard & Poor's$^{®}$", "S&P$^{®}$", "S&P 500$^{®}$", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by ING USA Annuity and Life Insurance Company. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the product.

The Hang Seng Index (the "Index") is published and compiled by Hang Seng Indexes Company Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name of the Hang Seng Index are proprietary to Hang Seng Data Services Limited. Hang Seng Indexes Company Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by ING Investments, LLC and ING Investment Management Co. LLC in connection with ING Hang Seng Index Portfolio (the "Product"), BUT NEITHER HANG SENG INDEXES COMPANY LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON: (i) THE ACCURACY OR COMPLETENESS OF ANY OF THE INDEX AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE RESULTS WHICH MAY BE OBTAINED BY ANY PERSON FROM THE USE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OF ANY KIND WHATSOEVER RELATING TO THE INDEX IS GIVEN OR MAY BE IMPLIED.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HANG SENG INDEXES COMPANY LIMITED OR HANG SENG DATA SERVICES LIMITED: (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE INDEX BY ING INVESTMENTS, LLC AND ING INVESTMENT MANAGEMENT CO. LLC IN CONNECTION WITH THE PRODUCT; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HANG SENG INDEXES COMPANY LIMITED IN THE COMPUTATION OF THE INDEX; OR (iii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALINGWITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED in connection with the Product in any manner whatsoever by any broker, holder or other person dealing with the Product. Any broker, holder or other person dealing with the Product does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on Hang Seng Indexes Company Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and Hang Seng Indexes Company Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.

## Fixed Account II

Fixed Account II ("Fixed Account") is an optional fixed interest allocation offered during the accumulation phase of your variable annuity contract between you and ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we" or "our"). The Fixed Account, which is a segregated asset account of ING USA, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We currently offer Fixed Interest Allocations with guaranteed interest periods that may vary by maturity, state of issue and rate. In addition, we may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all contracts or in all states and the rates for a given guaranteed interest period may vary among contracts. We set the interest rates periodically. We may credit a different interest rate for each interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by ING USA, as long as you do not take your money out before the maturity date for the applicable interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your contract. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

For contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return a contract for a refund as described in the prospectus.

**The Fixed Account**
You may allocate premium payments and transfer your Contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire.

Your Contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of Contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

**Guaranteed Interest Rates**
Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates. For more information see the prospectus for the Fixed Account.

**Transfers from a Fixed Interest Allocation**
You may transfer your Contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of ING USA's Separate Account B as described in the prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost

averaging will cause a transfer of the entire Contract value in such Fixed Interest Allocation to the ING Liquid Assets Portfolio, and such a transfer will be subject to a Market Value Adjustment.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers you make to and from the Fixed Interest Allocations during specified periods while the rider is in effect.

**Withdrawals from a Fixed Interest Allocation**
During the accumulation phase, you may withdraw a portion of your Contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

Please be aware that the benefit we pay under any of the optional benefit riders will be reduced by any withdrawals you made from the Fixed Interest Allocations during the period while the rider is in effect.

**Market Value Adjustment**
A Market Value Adjustment may decrease, increase or have no effect on your Contract value. We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your Contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your Contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your Contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

**Contract Value in the Fixed Interest Allocations**
On the contract date, the Contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of Contract value in each Fixed Interest Allocation as follows:

(1)     We take the Contract value in the Fixed Interest Allocation at the end of the preceding business day.
(2)     We credit a daily rate of interest on (1) at the guaranteed rate since the preceding business day.
(3)     We add (1) and (2).
(4)     We subtract from (3) any transfers from that Fixed Interest Allocation.
(5)     We subtract from (4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The Contract value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value Adjustment works are included in the prospectus for Fixed Account II.

**Cash Surrender Value**
The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment, and any surrender charge. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your Contract value, then we adjust for any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), and any optional benefit rider charge, and any other charges incurred but not yet deducted.

**Dollar Cost Averaging from Fixed Interest Allocations**
You may elect to participate in our dollar cost averaging program from a Fixed Account Interest Allocation with a guaranteed interest period of 1 year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or contract investment portfolio subaccounts selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

**Suspension of Payments**
We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

**More Information**
See the prospectus for Fixed Account II.

## Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by ING USA Annuity and Life Insurance Company.  The Fixed Interest Division is part of the ING USA General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated April 30, 2012.  The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state.  If you are unsure whether the Fixed Account is available in your state, please contact our Customer Service Center at (800) 366-0066.  When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account.  The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure.  Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

## Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the Contract of $30,000. It also assumes a withdrawal at the end of the third contract year of 30% of the contract value of $35,000.

In this example, $8,000 (10% of the total premium payments of $30,000, which is $3,000, plus cumulative earnings, which is $35,000 less $30,000, which equals $5,000) is the maximum free withdrawal amount that you may withdraw without a surrender charge. The total amount withdrawn from the contract would be $10,500 ($35,000 x .30). Therefore, $2,500 ($10,500 - $8,000) is considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a 6% surrender charge of $160 ($2,500 x (1/(1-.06)-1)). The amount of the withdrawal paid to you will be $10,500, and in addition, $160 will be deducted from your contract value.

This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

## Special Funds and Excluded Funds Examples

**Example #1:** The following examples are intended to demonstrate the impact on your 7% Solution Death Benefit Element ("7% MGDB") of allocating your Contract Value to Special Funds.

| 7% MGDB if 50% invested in Special Funds | | | |
|---|---|---|---|
| End of Yr | Covered | Special | Total |
| 0 | 500 | 500 | 1,000 |
| 1 | 535 | 500 | 1,035 |
| 2 | 572 | 500 | 1,072 |
| 3 | 613 | 500 | 1,113 |
| 4 | 655 | 500 | 1,155 |
| 5 | 701 | 500 | 1,201 |
| 6 | 750 | 500 | 1,250 |
| 7 | 803 | 500 | 1,303 |
| 8 | 859 | 500 | 1,359 |
| 9 | 919 | 500 | 1,419 |
| 10 | 984 | 500 | 1,484 |

| 7% MGDB if 0% invested in Special Funds | | | |
|---|---|---|---|
| End of Yr | Covered | Special | Total |
| 0 | 1,000 | — | 1,000 |
| 1 | 1,070 | — | 1,070 |
| 2 | 1,145 | — | 1,145 |
| 3 | 1,225 | — | 1,225 |
| 4 | 1,311 | — | 1,311 |
| 5 | 1,403 | — | 1,403 |
| 6 | 1,501 | — | 1,501 |
| 7 | 1,606 | — | 1,606 |
| 8 | 1,718 | — | 1,718 |
| 9 | 1,838 | — | 1,838 |
| 10 | 1,967 | — | 1,967 |

| 7% MGDB if 100% invested in Special Funds | | | |
|---|---|---|---|
| End of Yr | Covered | Special | Total |
| 0 | 0 | 1,000 | 1,000 |
| 1 | 0 | 1,000 | 1,000 |
| 2 | 0 | 1,000 | 1,000 |
| 3 | 0 | 1,000 | 1,000 |
| 4 | 0 | 1,000 | 1,000 |
| 5 | 0 | 1,000 | 1,000 |
| 6 | 0 | 1,000 | 1,000 |
| 7 | 0 | 1,000 | 1,000 |
| 8 | 0 | 1,000 | 1,000 |
| 9 | 0 | 1,000 | 1,000 |
| 10 | 0 | 1,000 | 1,000 |

| 7% MGDB if transferred to Special Funds at the beginning of year 6 | | | |
|---|---|---|---|
| End of Yr | Covered | Special | Total |
| 0 | 1,000 | — | 1,000 |
| 1 | 1,070 | — | 1,070 |
| 2 | 1,145 | — | 1,145 |
| 3 | 1,225 | — | 1,225 |
| 4 | 1,311 | — | 1,311 |
| 5 | 1,403 | — | 1,403 |
| 6 | — | 1,403 | 1,403 |
| 7 | — | 1,403 | 1,403 |
| 8 | — | 1,403 | 1,403 |
| 9 | — | 1,403 | 1,403 |
| 10 | — | 1,403 | 1,403 |

| 7% MGDB if transferred to Covered Funds at the beginning of year 6 | | | |
|---|---|---|---|
| End of Yr | Covered | Special | Total |
| 0 | — | 1,000 | 1,000 |
| 1 | — | 1,000 | 1,000 |
| 2 | — | 1,000 | 1,000 |
| 3 | — | 1,000 | 1,000 |
| 4 | — | 1,000 | 1,000 |
| 5 | — | 1,000 | 1,000 |
| 6 | 1,070 | — | 1,070 |
| 7 | 1,145 | — | 1,145 |
| 8 | 1,225 | — | 1,225 |
| 9 | 1,311 | — | 1,311 |
| 10 | 1,403 | — | 1,403 |

**Example #2:** The following examples are intended to demonstrate the impact on your 7% Solution Death Benefit Element ("7% MGDB") of allocating your Contract Value to Excluded Funds.

| 7% MGDB if 50% invested in Excluded Funds | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Covered | | Excluded | | Total | | |
| End of Yr | 7% MGDB | AV | "7% MGDB" | AV | 7% MGDB | AV | Death Benefit |
| 0 | **500** | 500 | 500 | **500** | **1,000** | 1,000 | 1,000 |
| 1 | **535** | 510 | 535 | **510** | **1,045** | 1,020 | 1,045 |
| 2 | **572** | 490 | 572 | **490** | **1,062** | 980 | 1,062 |
| 3 | **613** | 520 | 613 | **520** | **1,133** | 1,040 | 1,133 |
| 4 | **655** | 550 | 655 | **550** | **1,205** | 1,100 | 1,205 |
| 5 | **701** | 450 | 701 | **450** | **1,151** | 900 | 1,151 |
| 6 | **750** | 525 | 750 | **525** | **1,275** | 1,050 | 1,275 |
| 7 | **803** | 600 | 803 | **600** | **1,403** | 1,200 | 1,403 |
| 8 | **859** | 750 | 859 | **750** | **1,609** | 1,500 | 1,609 |
| 9 | **919** | 500 | 919 | **500** | **1,419** | 1,000 | 1,419 |
| 10 | **984** | 300 | 984 | **300** | **1,284** | 600 | 1,284 |

| 7% MGDB if 0% invested in Excluded Funds | | | |
|---|---|---|---|
| | Covered | | |
| End of Yr | 7% MGDB | AV | Death Benefit |
| 0 | 1,000 | 1,000 | 1,000 |
| 1 | 1,070 | 1,020 | 1,070 |
| 2 | 1,145 | 980 | 1,145 |
| 3 | 1,225 | 1,040 | 1,225 |
| 4 | 1,311 | 1,100 | 1,311 |
| 5 | 1,403 | 900 | 1,403 |
| 6 | 1,501 | 1,050 | 1,501 |
| 7 | 1,606 | 1,200 | 1,606 |
| 8 | 1,718 | 1,500 | 1,718 |
| 9 | 1,838 | 1,000 | 1,838 |
| 10 | 1,967 | 600 | 1,967 |

| 7% MGDB if 100% invested in Excluded Funds | | | |
|---|---|---|---|
| | Excluded | | |
| End of Yr | "7% MGDB" | AV | Death Benefit |
| 0 | 1,000 | 1,000 | 1,000 |
| 1 | 1,070 | 1,020 | 1,020 |
| 2 | 1,145 | 980 | 980 |
| 3 | 1,225 | 1,040 | 1,040 |
| 4 | 1,311 | 1,100 | 1,100 |
| 5 | 1,403 | 900 | 900 |
| 6 | 1,501 | 1,050 | 1,050 |
| 7 | 1,606 | 1,200 | 1,200 |
| 8 | 1,718 | 1,500 | 1,500 |
| 9 | 1,838 | 1,000 | 1,000 |
| 10 | 1,967 | 6 00 | 600 |

Note: AV are hypothetical illustrative values. Not a projection. "7% MGDB" for Excluded funds is notional. Not payable as a benefit. Death Benefit for Excluded Funds equals Accumulation Value (AV).

| | Transfer from Covered Funds to Excluded Funds at the beginning of year 6 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Covered | | Excluded | | Total | | |
| End of Yr | 7% MGDB | AV | "7% MGDB" | AV | 7% MGDB | AV | Death Benefit |
| — | **1,000** | 1,000 | — | — | **1,000** | 1,000 | 1,000 |
| 1 | **1,070** | 1,020 | — | — | **1,070** | 1,020 | 1,070 |
| 2 | **1,145** | 980 | — | — | **1,145** | 980 | 1,145 |
| 3 | **1,225** | 1,040 | — | — | **1,225** | 1,040 | 1,225 |
| 4 | **1,311** | 1,100 | — | — | **1,311** | 1,100 | 1,311 |
| 5 | **1,403** | 900 | — | — | **1,403** | 900 | 1,403 |
| 6 | — | — | 1,501 | **1,050** | **1,050** | 1,050 | 1,050 |
| 7 | — | — | 1,606 | **1,200** | **1,200** | 1,200 | 1,200 |
| 8 | — | — | 1,718 | **1,500** | **1,500** | 1,500 | 1,500 |
| 9 | — | — | 1,838 | **1,000** | **1,000** | 1,000 | 1,000 |
| 10 | — | — | 1,967 | **600** | **600** | 600 | 600 |

Note: 7% MGDB transferred to Excluded Funds equals the 7% MGDB in Covered Funds (or pro-rata portion thereof for partial transfer). Transfers from Special Funds to Excluded Funds work the same as Covered to Excluded (except 7% MGDB in Special Funds does not accumulate).

| | Transfer from Excluded Funds to Covered Funds at the beginning of year 6 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Covered | | Excluded | | Total | | |
| End of Yr | 7% MGDB | AV | "7% MGDB" | AV | 7% MGDB | AV | Death Benefit |
| — | — | — | 1,000 | **1,000** | **1,000** | 1,000 | 1,000 |
| 1 | — | — | 1,070 | **1,020** | **1,020** | 1,020 | 1,020 |
| 2 | — | — | 1,145 | **980** | **980** | 980 | 980 |
| 3 | — | — | 1,225 | **1,040** | **1,040** | 1,040 | 1,040 |
| 4 | — | — | 1,311 | **1,100** | **1,100** | 1,100 | 1,100 |
| 5 | — | — | 1,403 | **900** | **900** | 900 | 900 |
| 6 | **963** | 1,050 | — | — | **963** | 1,050 | 1,050 |
| 7 | **1,030** | 1,200 | — | — | **1,030** | 1,200 | 1,200 |
| 8 | **1,103** | 1,500 | — | — | **1,103** | 1,500 | 1,500 |
| 9 | **1,180** | 1,000 | — | — | **1,180** | 1,000 | 1,180 |
| 10 | **1,262** | 600 | — | — | **1,262** | 600 | 1,262 |

Note: 7% MGDB transferred to Covered Funds is the lesser of 7% MGDB in Excluded Funds (or portion thereof for partial transfer) and AV transferred to Covered Funds. Transfers from Excluded Funds to Special Funds work the same as Excluded to Covered (except 7% MGDB in Special Funds does not accumulate).

**Examples of Minimum Guaranteed Income Benefit Calculation**

| | Example 1 | | | | |
|---|---|---|---|---|---|
| Age | | Contract without MGIB Rider | Contract with MGIB Rider after May 1, 2009 | Contract with MGIB Rider between January 12, 2009 and May 1, 2009 | Contract with MGIB Rider before January 12, 2009 |
| 55 | Initial Value | $100,000 | $100,000 | $100,000 | $100,000 |
| | Accumulation Rate | 0.00% | 0.00% | 0.00% | 0.00% |
| | Rider Charge | 0.00% | 0.75% | 0.75% | 0.75% |
| | | | | | |
| 65 | Contract Value | $100,000 | $89,746 | $89,188 | $89,188 |
| | Contract Annuity Factor | 4.69 | 4.69 | 4.69 | 4.69 |
| | Monthly Income | $469.00 | $420.91 | $418.29 | $418.29 |
| | MGIB Rollup | n/a | $179,085 | $196,715 | $196,715 |
| | MGIB Ratchet | n/a | $100,000 | $100,000 | $100,000 |
| | MGIB Annuity Factor | n/a | 4.17 | 4.17 | 4.43 |
| | MGIB Income | n/a | $746.78 | $820.30 | $871.45 |
| | Income | $469.00 | $746.78 | $820.30 | $871.45 |
| | **Example 2** | | | | |
| 55 | Initial Value | $100,000 | $100,000 | $100,000 | $100,000 |
| | Accumulation Rate | 3.00% | 3.00% | 3.00% | 3.00% |
| | Rider Charge | 0.00% | 0.75% | 0.75% | 0.75% |
| | | | | | |
| 65 | Contract Value | $134,392 | $122,674 | $122,065 | $122,065 |
| | Contract Annuity Factor | 4.69 | 4.69 | 4.69 | 4.69 |
| | Monthly Income | $630.30 | $575.34 | $572.48 | $572.48 |
| | MGIB Rollup | n/a | $179,085 | $196,715 | $196,715 |
| | MGIB Ratchet | n/a | $122,674 | $122,065 | $122,065 |
| | MGIB Annuity Factor | n/a | 4.17 | 4.17 | 4.43 |
| | MGIB Income | n/a | $746.78 | $820.30 | $871.45 |
| | Income | $630.30 | $746.78 | $820.30 | $871.45 |
| | **Example 3** | | | | |
| 55 | Initial Value | $100,000 | $100,000 | $100,000 | $100,000 |
| | Accumulation Rate | 8.00% | 8.00% | 8.00% | 8.00% |
| | Rider Charge | 0.00% | 0.75% | 0.75% | 0.75% |
| | | | | | |
| 65 | Contract Value | $215,892 | $200,815 | $200,449 | $ 200,448 |
| | Contract Annuity Factor | 4.69 | 4.69 | 4.69 | 4.69 |
| | Monthly Income | $1,012.54 | $941.82 | $940.11 | $940.10 |
| | MGIB Rollup | n/a | $179,085 | $196,715 | $196,715 |
| | MGIB Ratchet | n/a | $200,815 | $200,449 | $200,448 |
| | MGIB Annuity Factor | n/a | 4.17 | 4.17 | 4.43 |
| | MGIB Income | n/a | $837.40 | $835.87 | $887.98 |
| | Income | $1,012.54 | $941.82 | $940.11 | $940.10 |

| Example 4 | | Contract without MGIB Rider | Contract with MGIB Rider after May 1, 2009 | Contract with MGIB Rider between January 12, 2009 and May 1, 2009 | Contract with MGIB Rider before January 12, 2009 |
|---|---|---|---|---|---|
| Age | | | | | |
| 55 | Initial Value | $100,000 | $100,000 | $100,000 | $100,000 |
| | Accumulation Rate | 9.78% | 9.78% | 9.78% | 9.78% |
| | Rider Charge | 0.00% | 0.75% | 0.75% | 0.75% |
| | | | | | |
| 65 | Contract Value | $254,233 | $236,719 | $236,665 | $236,238 |
| | Contract Annuity Factor | 4.69 | 4.69 | 4.69 | 4.69 |
| | Monthly Income | $1,192.35 | $1,110.21 | $1,109.96 | $1,107.96 |
| | MGIB Rollup | n/a | $179,085 | $196,715 | $196,715 |
| | MGIB Ratchet | n/a | $236,719 | $236,665 | $236,238 |
| | MGIB Annuity Factor | n/a | 4.17 | 4.17 | 4.43 |
| | MGIB Income | n/a | $987.12 | $986.89 | $1,046.53 |
| | Income | $1,192.35 | $1,110.21 | $1,109.96 | $1,107.96 |

The Accumulation Rates shown under "Contract" are hypothetical and intended to illustrate various market conditions. These rates are assumed to be net of all fees and charges except the rider charge. Fees and charges are not assessed against the MGIB Rollup Rate.

## ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples

*The following example shows the adjustment to the Maximum Annual Withdrawal amount for a withdrawal before the Lifetime Withdrawal Phase has begun.*

**Illustration 1:  Adjustment to the ING LifePay Plus Base for a withdrawal taken prior to the Lifetime Withdrawal Phase.**

Assume the Annuitant is age 55 and the first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges.  Because the ING LifePay Plus Rider is not yet eligible to enter the Lifetime Withdrawal Phase, there is no Maximum Annual Withdrawal and the entire withdrawal is considered excess.

If the ING LifePay Plus Base and Account Value before the withdrawal are $100,000 and $90,000, respectively, then the ING LifePay Plus Base will reduce by 3.33% ($3,000/$90,000) to $96,667 ((1 - 3.33%)* $100,000).

Any additional withdrawals taken prior to the Annuitant reaching age 59½ will also result in an immediate pro-rata reduction to the ING LifePay Plus Base.

*The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:*

**Illustration 2:  Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.**

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Contract Value before this withdrawal is $50,000, and the Contract Value is $49,500 after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, then the Maximum Annual Withdrawal is reduced by 2.02%  ($1,000 / $49,500) to $4,899  ((1 - 2.02%) * $5,000).

**Illustration 3:  A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.**

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000  ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

**Illustration 4:  The Additional Withdrawal Amount at the end of the calendar year before it is withdrawn.**

Assume the most recent contract date was July 1, 2007 and the Maximum Annual Withdrawal is $5,000.  Also assume RMDs, applicable to this contract, are $6,000 and $5,000 for 2008 and 2009 calendar years respectively.

Between July 1, 2007 and December 31, 2007, a withdrawal of $5,000 is taken which exhausts the Maximum Annual Withdrawal.

On January 1, 2008, the Additional Withdrawal Amount is set equal to the excess of the 2008 RMD above the existing Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).  Note that while the Maximum Annual Withdrawal has been exhausted, it is still used to calculate the Additional Withdrawal Amount.

The owner now has until December 31, 2009 to take the newly calculated Additional Withdrawal Amount of $1,000.  The owner decides not to take the Additional Withdrawal Amount of $1,000 in 2008.

On January 1, 2009, the Additional Withdrawal Amount is set equal to the excess of the 2009 RMD above the existing Maximum Annual Withdrawal, $0 ($5,000 - $5,000).  Note that the Additional Withdrawal Amount of $1,000 from the 2008 calendar year carries over into the 2009 calendar year and is available for withdrawal.

**Illustration 5:  A withdrawal exceeds the Maximum Annual Withdrawal amount and the Additional Withdrawal Amount.**

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $3,500 net, with $0 of surrender charges. Total net withdrawals taken, $8,000, exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, $6,000, and there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $8,000 ($3,000 + $1,500 + $3,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount ($8,000 - $6,000 = $2,000), and the amount of the current gross withdrawal ($3,500).

If the Contract Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 4.12% ($2,000 / $50,000-$1,500)) to $4,794 ((1 - 4.12%) * $5,000).

**Illustration 6:  Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.**

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02%  ($1,000 / $49,500) to $4,899  ((1 - 2.02%) * $5,000).

Another withdrawal is taken during that same contract year in the amount of $400 net, with $100 of surrender charges.  Total gross withdrawals during the contract year are $6,500  ($3,000 + $1,500 + $1,500 + $500).  The adjustment to the MAW is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,500, and the amount of the current gross withdrawal, $500.

If the Account Value before this withdrawal is $48,500, then the Maximum Annual Withdrawal is reduced by 1.03% ($500 / $48,500) to $4,849  ((1 – 1.03%) * $4,899).

## Examples of Fixed Allocation Funds Automatic Rebalancing

The following examples are designed to assist you in understanding how Fixed Allocation Funds Automatic Rebalancing works. The examples assume that there are no investment earnings or losses.

### I. Subsequent Payments

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 100% to Accepted Funds. No Fixed Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner deposits an additional payment of $500,000, bringing the total contract value to $600,000, and allocates this deposit 100% to Other Funds. Because the percentage allocated to the Fixed Allocation Funds (0%) is less than 30% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $150,000 from the amount allocated to the Other Funds (30% of the $500,000 allocated to the Other Funds) to the Fixed Allocation Funds. Your ending allocations will be $100,000 to Accepted Funds, $150,000 to the Fixed Allocation Funds, and $350,000 to Other Funds.

### II. Partial Withdrawals

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 65% to Accepted Funds ($65,000), 30% to the Fixed Allocation Funds ($30,000), and 5% to Other Funds ($5,000). No Fixed Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner requests a partial withdrawal of $29,000 from the Fixed Allocation Funds. Because the remaining amount allocated to the Fixed Allocation Funds ($1,000) is less than 30% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $800 from the Other Funds to the Fixed Allocation Funds, so that the amount allocated to the Fixed Allocation Funds ($1,800) is 30% of the total amount allocated to the Fixed Allocation Funds and Other Funds ($6,000).

## ING LifePay Plus and ING Joint LifePay Plus

> **Important Note:** *The information immediately below pertains to the form of the ING LifePay Plus and ING Joint LifePay Plus riders available for sale on and after April 28, 2008 through May 1, 2009 in states where approved (page J-8 for the ING Joint LifePay Plus rider). If this form of the ING LifePay Plus or ING Joint LifePay Plus rider is not yet approved for sale in your state, or if you purchased a prior version, please see page J-16 for more information (page J-24 for the ING Joint LifePay Plus rider).*

**ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider.** The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals reduce your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

    **Eligibility.** The annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80 (owner and annuitant must age qualify). The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date. The ING LifePay Plus rider is subject to broker/dealer availability. **Please note that the ING LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

Contracts issued on and after November 1, 2004 are eligible for the ING LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have a living benefit rider. Or if your Contract already has the ING LifePay or ING LifePay Plus rider, then you may be eligible to elect this version of the ING LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact the Customer Service Center for more information.

    **Rider Effective Date.** The rider effective date is the date that coverage under the ING LifePay Plus rider begins. If you purchase the ING LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date. If the ING LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

    **Charge.** The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 1.30% | 0.85% |

This quarterly charge is a percentage of the ING LifePay Plus Base. The current annual charge is 0.75% if this rider was purchased before January 12, 2009. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. Before January 12, 2009, we reserve the right to increase the charge for the ING LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. For more information about how this rider works, please see "Living Benefit Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when

this charge is deducted from a Fixed Interest Allocation.  With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity.  For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C.

**No Cancellation.**  Once you purchase the ING LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms.  These events automatically cancel the ING LifePay Plus rider.

**Termination.**  The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase.  The optional rider automatically terminates if you: Terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING LifePay Plus rider; or Die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.  The ING LifePay Plus rider also terminates with a change in Contract ownership (other than a spousal beneficiary continuation on your death).  Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

**Highlights.**  *This paragraph introduces the terminology of the ING LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.*  The ING LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the ING LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal.  The guarantee continues when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since Contract value would be zero) until the annuitant's death.  The ING LifePay Plus Base is eligible for Annual Ratchets and 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009), and subject to adjustment for any Excess Withdrawals.  The ING LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals.  The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit.  The ING LifePay Plus rider allows for spousal continuation.

**ING LifePay Plus Base.**  The ING LifePay Plus Base is first calculated when you purchase the ING LifePay Plus rider: On the Contract date – equal to the initial premium (excluding any credit on the premium, or premium credit, available with your Contract); or After the Contract date – equal to the Contract value on the effective date of the rider (excluding any premium credits applied during the preceding 36 months).

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums (excluding any applicable premium credits).  We refer to the ING LifePay Plus Base as the MGWB Base in the ING LifePay Plus rider.

**Withdrawals and Excess Withdrawals.**  Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base.  These withdrawals will not incur surrender charges, a negative Market Value Adjustment associated with any Fixed Account Allocations or any premium credit deduction (recapture).

Say for example the current Contract value is $90,000 on a Contract with the ING LifePay Plus rider in the Lifetime Withdrawal Phase.  The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000.  Even though a withdrawal of $5,000 would reduce the Contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal.  See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal.  An Excess Withdrawal is also a withdrawal after spousal continuation of the Contract but before the ING LifePay Plus rider's guarantees resume, which occurs on the next quarterly contract anniversary following spousal continuation.  An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base – in the same proportion as Contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account

Allocations or any premium credit deduction (recapture) (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Illustrations 1, 2 and 6 at the end of this appendix for examples of the consequences of an Excess Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

**Annual Ratchet.** The ING LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: the current ING LifePay Plus Base; or the current Contract value (excluding any premium credits applied during the preceding 36 months). We call this recalculation the Annual Ratchet.

If this rider was purchased before January 12, 2009, the ING LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the ING LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

If this rider was purchased before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of the rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome.

**6% Compounding Step-Up.** The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: the current ING LifePay Plus Base; the current Contract value (excluding any premium credits applied during the preceding 36 months); and the ING LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received (excluding any applicable premium credits) and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 6% Compounding Step-Up.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up.

Please note that there are no partial 6% Compounding Step-Ups. The 6% Compounding Step-Up is **not** pro-rated. So for existing Contracts to which this rider is attached (a post Contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up. The 7% Compounding Step-Up is **not** pro-rated.

Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add the ING LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a Step-up. Rather, the first opportunity for a Step-up with this Contract is on January 1, 2009.

**Lifetime Withdrawal Phase**. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the annuitant is age 59½. On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Base or the current Contract value (excluding any premium credits applied during the preceding 36 months). The Lifetime Withdrawal Phase will continue until the earliest of:

1) the date annuity payments begin (see "The Annuity Options");
2) reduction of the Contract value to zero by an Excess Withdrawal;
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) surrender of the Contract; or
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero other than by an Excess Withdrawal.  Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

**Maximum Annual Withdrawal.**  The Maximum Annual Withdrawal is the amount that the ING LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year.  The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the Annuitant's age, multiplied by the ING LifePay Plus Base.

The Maximum Annual Withdrawal Percentages are:

|  | Ages |
|---|---|
| 4% | 59½ to 64 |
| 5% | 65-75 |
| 6% | 76-79 |
| 7% | 80+ |

If this rider was purchased before January 12, 2009, the Maximum Annual Withdrawal Percentages are:

|  | Ages |
|---|---|
| 5% | 59½ to 69 |
| 6% | 70-79 |
| 7% | 80+ |

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or 6% Compounding Step-Up (Quarterly Ratchet or 7% Compounding Step-Up if this rider was purchased before January 12, 2009.)  Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the annuitant grows older.

In the event on the date the Lifetime Withdrawal Phase begins the Contract value (excluding any premium credits applied during the preceding 36 months) is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to the Contract value (excluding any premium credits applied during the preceding 36 months).  The greater the ING LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the ING LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time.  Also, if the Contract's annuity commencement date is reached while the ING LifePay Plus rider is in the Lifetime Withdrawal Phase, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.  For more information about the Contract's annuity options, see "The Annuity Options."

**Required Minimum Distributions.**  The ING LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal.  If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.  Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal.  See Illustration 3 at the end of this appendix for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated.  See Illustration 5 at the end of this appendix for an example of the consequences of an Excess Withdrawal

with an Additional Withdrawal Amount.  The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date.  Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire.  See Illustration 4 at the end of this appendix for an example of the Additional Withdrawal Amount being carried over.  **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets (Quarterly Ratchets if this rider was purchased before January 12, 2009) or upon spousal continuation of the ING LifePay Plus Rider.**

**Lifetime Automatic Periodic Benefit Status.**  The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your Contract value is reduced to zero other than by an Excess Withdrawal.  (A withdrawal in excess of the Maximum Annual Withdrawal that causes your Contract value to be reduced to zero will terminate the ING LifePay Plus rider.)  You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.  When the rider enters Lifetime Automatic Periodic Benefit Status: the Contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider; no further premium payments will be accepted; and any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal.  These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate.  The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately.  The periodic payments will begin on the first Contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event Contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the annuitant is age 59½.  During this time, the ING LifePay Plus rider's death benefit remains payable upon the annuitant's death.  Also, the ING LifePay Plus Base remains eligible for the 6% Compounding Step-Ups (7% Compounding Step-Ups if this rider was purchased before January 12, 2009).  Once the ING LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the annuitant's age, multiplied by the ING LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract.  Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually.  If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal.  Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly.  If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

**Investment Option Restrictions.**  While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated.  Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such Contract value in the Fixed Allocation Funds, which percentage depends on the rider's purchase date:

| Rider Purchase Date | Fixed Allocation Fund Percentage |
| --- | --- |
| Currently | 30% |
| Before January 12, 2009 | 25% |
| Before October 6, 2008 | 20% |

See "Fixed Allocation Funds Automatic Rebalancing," below.  We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider.  We require this allocation regardless of your investment instructions to the Contract.  The ING LifePay Plus rider will not be issued until your Contract value is allocated in accordance

with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

**Accepted Funds**. Currently, the Accepted Funds are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Conservative Portfolio |
| ING American Funds Asset Allocation Portfolio | ING Retirement Growth Portfolio |
| ING American Funds World Allocation Portfolio | ING Retirement Moderate Growth Portfolio |
| ING InvescoVan Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | ING T. Rowe Price Capital Appreciation Portfolio |
| ING MFS Total Return Portfolio | Fixed Interest Allocation |
| ING Oppenheimer Active Allocation Portfolio | |

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

| |
|---|
| ING Franklin Templeton Founding Strategy Portfolio |
| ING WisdomTree^SM Global High-Yielding Equity Index Portfolio |

No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds**. Currently, the Fixed Allocation Funds are:

| | |
|---|---|
| ING American Funds Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING BlackRock Inflation Protected Bond Portfolio | ING Intermediate Bond Portfolio |
| ING U.S. Bond Index Portfolio | |

You may allocate your contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

**Other Funds.** All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.** If the Contract value in the Fixed Allocation Funds is less than the specified percentage noted above of the total Contract value allocated among the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing**

**the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

**Death of Owner or Annuitant.** The ING LifePay Plus rider terminates (with the rider's charges pro-rated) on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner. Also, an ING LifePay Plus rider that is in Lifetime Automatic Periodic Benefit Status terminates on the date of the annuitant's death.

**ING LifePay Plus Death Benefit Base.** The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING LifePay Plus rider: On the Contract date – equal to the initial premium (excluding any credit on the premium, or premium credit, available with your Contract); Or after the Contract date – equal to the Contract value on the rider effective date (excluding any premium credits applied during the preceding 36 months).

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums (excluding any applicable premium credits) and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "ING LifePay Plus Base - Withdrawals and Excess Withdrawals" above for more information.

There is no additional charge for the death benefit associated with the ING LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or 6 % Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009).

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the ING LifePay Plus Death Benefit Base being reduced to zero or the annuitant's death. Upon the annuitant's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

**Spousal Continuation.** If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, provided the spouse becomes the annuitant and sole owner. At the time the Contract is continued, the ING LifePay Plus Base is recalculated to equal the Contract value (excluding any premium credits applied after the deceased owner's death), inclusive of the guaranteed death benefit – UNLESS the continuing spouse is a joint owner and the original annuitant, OR the Lifetime Withdrawal Phase has not yet begun. In this case, the ING LifePay Plus Base is recalculated to equal the greater of: the Contract value (excluding any premium credits applied after the deceased owner's death), inclusive of the guaranteed death benefit; and the last calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation. Regardless, the ING LifePay Plus rider's guarantees resume on the next quarterly contract anniversary following spousal continuation. Any withdrawals after spousal continuation of the Contract but before the ING LifePay Plus rider's guarantees resume are Excess Withdrawals. The ING LifePay Plus rider remains eligible for the Annual Ratchet upon recalculation of the ING LifePay Plus Base (Quarterly Ratchets if this rider was purchased before January 12, 2009).

The Maximum Annual Withdrawal is also recalculated at the same time as the ING LifePay Plus Base; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the annuitant is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the new annuitant's age, multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the Contract value (excluding any premium credits applied during the preceding 36 months) is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to the Contract value (excluding any premium credits applied during the preceding 36 months) before the Maximum Annual Withdrawal is first calculated. Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals

the ING LifePay Plus Death Benefit Base before the owner's death, subject to any pro-rata adjustment for any withdrawals before spousal continuation of the rider.

Contrary to the ING Joint LifePay Plus rider, spousal continuation of the ING LifePay Plus rider would likely NOT take effect at the same time as the Contract is continued.  As noted above, the ING LifePay Plus rider provides for spousal continuation only on a quarterly contract anniversary (subject to the spouse becoming the annuitant and sole owner).  So if you are concerned about the availability of benefits being interrupted with spousal continuation of the ING LifePay Plus rider, you might instead want to purchase the ING Joint LifePay Plus rider.

**Change of Owner or Annuitant.**  The ING LifePay Plus rider terminates (with the rider's charge pro-rated) upon any ownership change or change of annuitant, except for:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual;
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual;
8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual; and
9) change of owner pursuant to a court order.

**Surrender Charges.**  Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges.  We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal.  Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun.  Once your Contract value is reduced to zero, any periodic payments under the ING LifePay Plus rider would not be subject to surrender charges.  Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

**Loans.**  No loans are permitted on Contracts with the ING LifePay Plus rider.

**Taxation.**  For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

> **Important Note:** *The below information pertains to the form of the ING Joint LifePay Plus rider available for sale beginning on and after April 28, 2008 through May 1, 2009, in states where approved.  If this form of the ING Joint LifePay Plus rider is not yet approved for sale in your state, or if you purchased a prior version, please see page J-24.*

**ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider.**  The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals reduce your Contract value to zero.  You may wish to purchase this rider if you are married and concerned that you and your spouse may outlive your income.

**Eligibility.**  The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase (spouses) and eligible to elect spousal continuation (as defined by the Tax Code) of the Contract when the death benefit becomes payable, subject to the owner, annuitant and beneficiary requirements below.  The maximum issue age is 80.  Both spouses must meet the issue age requirement.  The issue age is the age of each owner on the rider effective date.  The ING Joint LifePay Plus rider is subject to broker/dealer availability.  **Please note that the ING Joint LifePay Plus rider will not be issued unless the required owner, annuitant and beneficiary designations are met, and until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

Contracts issued on and after November 1, 2004 are eligible for the ING Joint LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph.  Such Contracts must not already have a living benefit rider.  Or if your Contract already has the ING Joint LifePay or ING Joint LifePay Plus rider, then you may be eligible to elect this version of

the ING Joint LifePay Plus rider for a limited time.  There is an election form for this purpose.  Please contact the Customer Service Center for more information.

**Owner, Annuitant and Beneficiary Designations.**  For nonqualified contracts: Joint owners must be spouses, and one of the owners the annuitant; and For a Contract with only one owner, the owner's spouse must be the sole primary beneficiary.  For qualified contracts, there may only be one owner who must also be the annuitant, and then the owner's spouse must also be the sole primary beneficiary.  Non-natural, custodial owners are only allowed with IRAs.  Owner and beneficiary designations for custodial IRAs must be the same as for any other qualified contract.  The annuitant must be the beneficial owner of the custodial IRA.  We require the custodian to provide us the name and date of birth of both the owner and owner's spouse.  We do not maintain individual owner and beneficiary designations for custodial IRAs.  In no event are joint annuitants allowed.  We reserve the right to verify the date of birth and social security number of both spouses.

**Rider Effective Date.**  The rider effective date is the date that coverage under the ING Joint LifePay Plus rider begins.  If you purchase the ING Joint LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date.  If the ING Joint LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary.  A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

**Active Spouse.**  An Active Spouse is the person (people) upon whose life and age the guarantees are calculated under the ING Joint LifePay Plus rider.  There must be two Active Spouses when you purchase the ING Joint LifePay Plus rider, who are married to each other and either are joint owners, or for a Contract with only one owner, the spouse must be the sole primary beneficiary.  You cannot add an Active Spouse after the rider effective date.  In general, changes in ownership of the Contract, the annuitant and/or beneficiary would result in one spouse being deactivated (the spouse is thereafter inactive).  An inactive spouse is **not** eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider, including continuing the ING Joint LifePay Plus rider upon spousal continuation of the Contract.  Once an Active Spouse is deactivated, the spouse may not become an Active Spouse again.  Specific situations that would result in a spouse being deactivated include:

1) for nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an Active Spouse;
2) for nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an Active Spouse or any change of beneficiary (including the addition of primary beneficiaries); or
3) the spouse's death.

An owner may also request that a spouse be deactivated.  Both owners must agree when there are joint owners.  **However, all charges for the ING Joint LifePay Plus rider would continue to apply, even after a spouse is deactivated, regardless of the reason.  So please be sure to understand the impact of any beneficiary or owner changes on the ING Joint LifePay Plus rider before requesting any changes.**  Also, please note that a divorce terminates the ability of an ex-spouse to continue the Contract.  See "Divorce" below for more information.

**Charge.**  The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 1.50% | 1.05% |

This quarterly charge is a percentage of the ING LifePay Plus Base.  The current annual charge is 0.95% if this rider was purchased before January 12, 2009.  We deduct the charge in arrears based on the contract date (contract year versus calendar year).  In arrears means the first charge is deducted at the end of the first quarter following the rider effective date.  If the rider is elected at contract issue, the rider effective date is the same as the contract date.  If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary.  A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.  The charge will be pro-rated when the rider is terminated.  Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status.  Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met.  We reserve the right to increase the charge for the ING Joint LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins.  Before January 12, 2009, we reserve the right to increase the

charge for the ING Joint LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. For more information about how this rider works, please see "Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C.

**No Cancellation.** Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING Joint LifePay Plus rider.

**Termination.** The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: Terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING Joint LifePay Plus rider; or Die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract (and your spouse is an Active Spouse). The ING Joint LifePay Plus rider also terminates with a change in Contract ownership (other than a spousal beneficiary continuation on your death by an Active Spouse). Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

**Highlights.** *This paragraph introduces the terminology of the ING Joint LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING Joint LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The ING Joint LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the ING LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The guarantee continues when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since Contract value would be zero) until the last Active Spouse's death. The ING LifePay Plus Base is eligible for Annual Ratchets and 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009), and subject to adjustment for any Excess Withdrawals. The ING Joint LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING Joint LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING Joint LifePay Plus rider allows for spousal continuation.

**ING LifePay Plus Base.** The ING LifePay Plus Base is first calculated when you purchase the ING Joint LifePay Plus rider: On the Contract date – equal to the initial premium; or After the Contract date – equal to the Contract value on the effective date of the rider.

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING LifePay Plus Base as the MGWB Base in the ING Joint LifePay Plus rider.

**Withdrawals and Excess Withdrawals.** Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say for example the current Contract value is $90,000 on a Contract with the ING Joint LifePay Plus rider in the Lifetime Withdrawal Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the Contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base – in the same proportion as Contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Illustrations 1, 2 and 6 at the end of this appendix for examples of the consequences of an Excess Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING Joint LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

**Annual Ratchet.** The ING LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: the current ING LifePay Plus Base; or the current Contract value. We call this recalculation the Annual Ratchet.

If this rider was purchased before January 12, 2009, the ING LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING Joint LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the ING Joint LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

If this rider was purchased before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of the rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome.

**6% Compounding Step-Up.** The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: the current ING LifePay Plus Base; the current Contract value; and the ING LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 6% Compounding Step-Up.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up.

Please note that there are no partial 6% Compounding Step-Ups. The 6% Compounding Step-Up is **not** pro-rated. So for existing Contracts to which this rider is attached (a post Contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call the 7% Compounding Step-Up. The 7% Compounding Step-Up is **not** pro-rated.

Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add the ING Joint LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this Contract is on January 1, 2009.

**Lifetime Withdrawal Phase**.  The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the youngest Active Spouse is age 59½.  On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Base or the current Contract value.  The Lifetime Withdrawal Phase will continue until the earliest of:

1) the date annuity payments begin (see "The Annuity Options");
2) reduction of the Contract value to zero by an Excess Withdrawal;
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) surrender of the Contract;
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary is an Active Spouse who elects to continue the Contract; or
6) the last Active Spouse dies.

The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero other than by an Excess Withdrawal.  Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

**Maximum Annual Withdrawal.**  The Maximum Annual Withdrawal is the amount that the ING Joint LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year.  The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the younger Active Spouse's age, multiplied by the ING LifePay Plus Base.

The Maximum Annual Withdrawal Percentages are:

|  | Ages |
|---|---|
| 4% | 59½ to 64 |
| 5% | 65-75 |
| 6% | 76-79 |
| 7% | 80+ |

If this rider was purchased before January 12, 2009, the Maximum Annual Withdrawal Percentages are:

|  | Ages |
|---|---|
| 4% | 59½ to 64 |
| 5% | 65-69 |
| 6% | 70-79 |
| 7% | 80+ |

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or 6% Compounding Step-Up (Quarterly Ratchet or 7% Compounding Step-Up if this rider was purchased before January 12, 2009).  Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the younger Active Spouse grows older.

In the event on the date the Lifetime Withdrawal Phase begins the Contract value is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to the Contract value.  The greater the ING LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the ING Joint LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time.  Also, if the Contract's annuity commencement date is reached while the ING Joint LifePay Plus rider is in the Lifetime Withdrawal Phase, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.  For more information about the Contract's annuity options, see "The Annuity Options."

**Required Minimum Distributions.**  The ING Joint LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal.  If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.  Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any

additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal.  See Illustration 3 at the end of this appendix for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated.  See Illustration 5 at the end of this appendix for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount.  The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date.  Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire.  See Illustration 4 at the end of this appendix for an example of the Additional Withdrawal Amount being carried over.  **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets (Quarterly Ratchets if this rider was purchased before January 12, 2009) or upon spousal continuation of the ING Joint LifePay Plus Rider.**

**Lifetime Automatic Periodic Benefit Status.**  The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your Contract value is reduced to zero other than by an Excess Withdrawal.  (A withdrawal in excess of the Maximum Annual Withdrawal that causes your Contract value to be reduced to zero will terminate the ING Joint LifePay Plus rider.)  You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.  When the rider enters Lifetime Automatic Periodic Benefit Status: the Contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider; no further premium payments will be accepted; and any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal.  These payments will cease upon the death of the last Active Spouse at which time both the rider and the Contract will terminate.  The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the last Active Spouse's death.

If when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately.  The periodic payments will begin on the first Contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event Contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the youngest Active Spouse is age 59½.  During this time, the ING Joint LifePay Plus rider's death benefit remains payable upon the last Active Spouse's death.  Also, the ING LifePay Plus Base remains eligible for the 6% Compounding Step-Ups (7% Compounding Step-Ups if this rider was purchased before January 12, 2009).  Once the ING Joint LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the youngest Active Spouse's age, multiplied by the ING LifePay Plus Base.  If an Active Spouse were to die while Lifetime Automatic Periodic Benefit Status is deferred, then when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, and the annual amount of the periodic payments, would be based on the remaining Active Spouse's age.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract.  Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually.  If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal.  Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly.  If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

**Investment Option Restrictions.**  While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated.  Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such Contract value in the Fixed Allocation Funds, which depends on the rider's purchase date:

| Rider Purchase Date | Fixed Allocation Fund Percentage |
| --- | --- |
| Currently | 30% |
| Before January 12, 2009 | 25% |
| Before October 6, 2008 | 20% |

See "Fixed Allocation Funds Automatic Rebalancing," below.  We have these investment option restrictions to lessen the likelihood we would have to make payments under with this rider.  We require this allocation regardless of your investment instructions to the Contract.  The ING Joint LifePay Plus rider will not be issued until your Contract value is allocated in accordance with these investment option restrictions.  The timing of when and how we apply these investment option restrictions is discussed further below.

**Accepted Funds**.  Currently, the Accepted Funds are:

| | |
| --- | --- |
| BlackRock Global Allocation V.I. Fund | ING Retirement Conservative Portfolio |
| ING American Funds Asset Allocation Portfolio | ING Retirement Growth Portfolio |
| ING American Funds World Allocation Portfolio | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | ING T. Rowe Price Capital Appreciation Portfolio |
| ING MFS Total Return Portfolio | Fixed Interest Allocation |
| ING Oppenheimer Active Allocation Portfolio | |

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

| |
| --- |
| ING Franklin Templeton Founding Strategy Portfolio |
| ING WisdomTree$^{SM}$ Global High-Yielding Equity Index Portfolio |

No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds.  We may change these designations at any time upon 30 days notice to you.  If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds**.  Currently, the Fixed Allocation Funds are:

| | |
| --- | --- |
| ING American Funds Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING BlackRock Inflation Protected Bond Portfolio | ING Intermediate Bond Portfolio |
| ING U.S. Bond Index Portfolio | |

You may allocate your contract value to one or more Fixed Allocation Funds.  We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

**Other Funds.**  All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.**  If the Contract value in the Fixed Allocation Funds is less than the specified percentage of the total Contract value allocated among the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds.  The specified percentage depends on the rider's purchase date.  Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing.  Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date.  The ING Joint LifePay Plus Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract.  However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after

the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

**Divorce.** Generally, in the event of divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will not longer have any such rights or be entitled to any such benefits. In the event of a divorce during the Lifetime Withdrawal Phase, the ING Joint LifePay Plus rider would continue until the owner's death (first owner in the case of joint owners, or annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As a result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal would be considered a withdrawal for purposes of the ING LifePay Plus Base. See "ING LifePay Plus Base – Withdrawals and Excess Withdrawals" above. In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change in the amount of your periodic payments. Payments will continue until both spouses are deceased.

**Death of Owner or Annuitant.** The ING Joint LifePay Plus rider terminates (with the rider's charges pro-rated) on the earlier of the date of death of the last Active Spouse, or when the surviving spouse decides not to continue the Contract.

**ING LifePay Plus Death Benefit Base.** The ING Joint LifePay Plus rider has a death benefit that is payable upon the first owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING Joint LifePay Plus rider: On the Contract date – equal to the initial premium; Or after the Contract date – equal to the Contract value on the rider effective date.

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "ING LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.

There is no additional charge for the death benefit associated with the ING Joint LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009).

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the ING LifePay Plus Death Benefit Base being reduced to zero or the last Active Spouse's death. Upon the last Active Spouse's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

**Spousal Continuation.** If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, SO LONG AS the surviving spouse in an Active Spouse. At that time the ING LifePay Plus Base is recalculated to equal the greater of: the Contract value, inclusive of the guaranteed death benefit; and the last calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation.

The Maximum Annual Withdrawal is also recalculated; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the last Active Spouse is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the last Active Spouse's age, multiplied by the ING LifePay Plus

Base.  There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING Joint LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code.  Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the Contract value is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to the Contract value before the Maximum Annual Withdrawal is first calculated.  Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING LifePay Plus Death Benefit Base before the owner's death, subject to any pro-rata adjustment for any withdrawals before spousal continuation of the rider.

**Change of Owner or Annuitant.**  The ING Joint LifePay Plus rider terminates (with the rider's charge pro-rated) upon an ownership change or change of annuitant, except for:

1)  spousal continuation as described above;
2)  change of owner from one custodian to another custodian;
3)  change of owner from a custodian for the benefit of an individual to the same individual (owner's spouse must be named sole primary beneficiary to remain an Active Spouse);
4)  change of owner from an individual to a custodian for the benefit of the same individual;
5)  collateral assignments;
6)  for nonqualified contracts only, the addition of a joint owner, provided the added joint owner is the original owner's spouse and is an Active Spouse when added as a joint owner;
7)  for nonqualified contracts only, the removal of a joint owner, provided the removed joint owner is an Active Spouse and becomes the sole primary beneficiary; and
8)  change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner, provided both spouses are Active Spouses at the time of the change.

**Surrender Charges.**  Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges.  We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal.  Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun.  Once your Contract value is reduced to zero, any periodic payments under the ING Joint LifePay Plus rider would not be subject to surrender charges.  Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

**Loans.**  No loans are permitted on Contracts with the ING Joint LifePay Plus rider.

**Taxation.**  For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

> **Important Note:** *The information immediately below pertains to the form of the ING LifePay Plus rider available for sale on and after August 20, 2007 through April 28, 2008 in states where approved.*

**ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider.**  The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals deplete your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

**Purchase.**  In order to elect the ING LifePay Plus rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner.  Joint annuitants are not allowed.  The maximum issue age is 80.  The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the Contract anniversary on which the rider is effective.  Some broker-dealers may limit the availability of the rider to younger ages.  The ING LifePay Plus rider is available for Contracts issued **on and after August 20, 2007** (subject to availability and state approvals) that do not already have a living benefit rider.  The ING LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below.  The Company in its discretion may allow the rider to be elected after a contract has been issued without it, subject to certain conditions.  Contact the Customer Service Center for more information.  Such election must be received in good order, including compliance with the investment restrictions described below.  The rider will be effective as of the following quarterly Contract anniversary.

**Rider Date.** The rider date is the date the ING LifePay Plus rider becomes effective. If you purchase the ING LifePay Plus rider when the Contract is issued, the rider date is also the Contract date.

**Charge.** The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 2.00% | 0.60% |

This quarterly charge is a percentage of the ING LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

**No Cancellation.** Once you purchase the ING LifePay Plus rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel the ING LifePay Plus rider.

**Termination.** The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:

1) annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or

2) die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay Plus rider will also terminate if there is a change in Contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

**Guaranteed Withdrawal Status**. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the annuitant reaching age 59½ has not yet passed. While the ING LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:

1) quarterly contract anniversary following the annuitant reaching age 59½, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
2) reduction of the ING LifePay Plus Base to zero, at which time the rider will terminate;
3) the annuity commencement date;
4) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
5) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);
6) the surrender or annuitization of the Contract; or
7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

Please note that withdrawals while in the ING LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

**Lifetime Guaranteed Withdrawal Status**. This status begins on the date of your first withdrawal, provided the quarterly contract anniversary following the annuitant's age 59½ has passed. If your first withdrawal is taken before this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the annuitant reaching age 59½. This status continues until the earliest of:

1) the annuity commencement date;
2) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);
4) the surrender or annuitization of the Contract; or
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. Automatic reset into the Lifetime Guaranteed Withdrawal Status could result in a lower Maximum Annual Withdrawal. However, this action will also apply to all future resets (see below) and cannot be reversed. As described below, certain features of the ING LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

**How the ING LifePay Plus Rider Works.** The ING LifePay Plus Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal or the annuity commencement date, whichever occurs first.

Benefits paid under the ING LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Plus Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING LifePay Plus rider on the Contract date, the initial ING LifePay Plus Base is equal to the initial premium.
2) If you purchased the ING LifePay Plus rider after the Contract date, the initial ING LifePay Plus Base is equal to the Contract value on the effective date of the rider.

During the Growth Phase, the initial ING LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each quarterly contract anniversary, the ING LifePay Plus Base is recalculated as the greater of:

- The current ING LifePay Plus Base; or
- The current Contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries, the ING LifePay Plus Base is recalculated as the greatest of:

- The current ING LifePay Plus Base; or
- The current Contract value; and
- The ING LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date.

The ING LifePay Plus Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do

increase the Contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING LifePay Plus rider (see "ING LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

**Determination of the Maximum Annual Withdrawal.** The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of 1) the Contract value and 2) the ING LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

| Annuitant Age | Maximum Annual Withdrawal Percentage |
|---|---|
| 0-75* | 5%* |
| 76-80 | 6% |
| 81+ | 7% |

*If the Withdrawal Phase begins before the quarterly contract anniversary on or after the annuitant reaches age 59½, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the annuitant reaches age 59½, the ING LifePay Plus Base will automatically be reset to the current Contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. See "Continuation After Death – Spouse," below. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract's annuity commencement date is reached while you are in the ING LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.

If withdrawals in any Contract year exceed the Maximum Annual Withdrawal, then the ING LifePay Plus Base and the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that both the ING LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the Contract value determined:

1) before the withdrawal, for the excess withdrawal; and
2) after the withdrawal, for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a Contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. See Illustrations 1 and 2 at the end of this appendix for examples of this concept.

**Required Minimum Distributions.** Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code, that exceed the Maximum Annual Withdrawal for a specific Contract year, will not be deemed excess withdrawals in that Contract year for purposes of the ING LifePay Plus rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal.

3) Any withdrawals taken in a Contract year will count first against the Maximum Annual Withdrawal for that Contract year.

4) Once the Maximum Annual Withdrawal for the then current Contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year.

5) Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.

6) The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated.

7) If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 at the end of this appendix.

**Investment Advisory Fees.** Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

**Automatic Periodic Benefit Status.** If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits other than as provided under the ING LifePay Plus rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

**Lifetime Automatic Periodic Benefit Status.** If the Contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits other than as provided under the ING LifePay Plus rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

**ING LifePay Plus Reset.** Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the ING LifePay Plus Base to the current Contract value, if the Contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

**Investment Option Restrictions.** While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such Contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below.

**Accepted Funds**. Currently, the Accepted Funds are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Conservative Portfolio |
| ING American Funds Asset Allocation Portfolio | ING Retirement Growth Portfolio |
| ING American Funds World Allocation Portfolio | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | ING T. Rowe Price Capital Appreciation Portfolio |
| ING MFS Total Return Portfolio | Fixed Interest Allocation |
| ING Oppenheimer Active Allocation Portfolio | |

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

| |
|---|
| ING Franklin Templeton Founding Strategy Portfolio |
| ING WisdomTree$^{SM}$ Global High-Yielding Equity Index Portfolio |

We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds**. Currently, the Fixed Allocation Funds are:

| | |
|---|---|
| ING American Funds Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING BlackRock Inflation Protected Bond Portfolio | ING Intermediate Bond Portfolio |
| ING U.S. Bond Index Portfolio | |

You may allocate your contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, the Fixed Allocation Fund may be reclassified as a Special Fund as of the Contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the Contract, any allocation of Contract value to the Fixed Allocation Funds will be considered a Covered Fund allocation while the rider is in effect.

**Other Funds.** All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.** If the Contract value in the Fixed Allocation Funds is less than 20% of the total Contract value allocated to the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

**Death of Owner or Annuitant.** The ING LifePay Plus rider and charges will terminate on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner.

**Continuation After Death – Spouse.** If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue on the next quarterly contract anniversary, provided the spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;
2) On the date the rider is continued, the ING LifePay Plus Base will be reset to equal the greater of the ING LifePay Plus Base and the then current Contract value;
3) The ING LifePay Plus charges will restart and be the same as were in effect prior to the claim date;
4) Ratchets, which stop on the claim date, are restarted, effective on the date the rider is continued;
5) Any remaining step-ups will be available, and if the rider is continued before an annual contract anniversary when a step-up would have been available, then that step-up will be available;
6) The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse's age on that date; and
7) The rider's Standard Withdrawal Benefit will be available until the quarterly contract anniversary on or after the spouse is age 59½.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase.
2) The rider's charges will restart on the date the rider is continued and be the same as were in effect prior to the claim date.
3) On the quarterly Contract anniversary that the date the rider is continued:
    (a) If the surviving spouse was not the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current Contract value and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that date. Withdrawals are permitted pursuant to the other provisions of the rider. Withdrawals causing the Contract value to fall to zero will terminate the Contract and the rider.
    (b) If the surviving spouse was the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current Contract value, only if greater, and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by the Maximum Annual Withdrawal percentage. Withdrawals are permitted pursuant to the other provisions of the rider.
4) The rider charges will restart on the quarter Contract anniversary that the rider is continued and will be the same as were in effect prior to the claim date.

**Effect of ING LifePay Plus Rider on Death Benefit.** If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay Plus rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" and "Continuation After Death – Spouse," above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay Plus rider to the beneficiary. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

While the rider is in Automatic Periodic Benefit Status, if the owner dies, the remaining ING LifePay Plus Base will be paid to the beneficiary in a lump sum.

**Change of Owner or Annuitant.** Other than as provided above under "Continuation After Death- Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual;
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and
8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

**Surrender Charges.** If you elect the ING LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your Contract value is zero, the periodic payments under the ING LifePay Plus rider are not subject to surrender charges.

**Loans.** No loans are permitted on Contracts with the ING LifePay Plus rider.

**Taxation.** For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

**Important Note:** *The information immediately below pertains to the form of the ING Joint LifePay Plus rider available for sale on and after August 20, 2007 through April 28, 2008 in states where approved.*

**ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider.** The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

    **Purchase.** The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. See "Ownership, Annuitant, and Beneficiary Requirements," below.

The maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay Plus rider is effective. The issue age is the age of the owners on the Contract anniversary on which the rider is effective. Some broker dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING Joint LifePay Plus rider is available for Contracts issued **on and after August 20, 2007** (subject to availability and state approvals) that do not already have a living benefit rider. The ING Joint LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the ING Joint LifePay Plus rider to be elected after a contract has been issued without it, subject to certain conditions. Please contact our Customer Service Center for more information. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The ING Joint LifePay Plus rider will be effective as of the following quarterly contract anniversary.

    **Ownership, Annuitant, and Beneficiary Designation Requirements.** Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

        **Nonqualified Contracts.** For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

        **IRAs.** There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

        **Custodial IRAs.** While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs," above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

    **Rider Date.** The ING Joint LifePay Plus rider date is the date the ING Joint LifePay Plus rider becomes effective. If you purchase the ING Joint LifePay Plus rider when the contract is issued, the ING Joint LifePay Plus rider date is also the contract date.

    **Charge.** The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 2.50% | 0.85% |

This quarterly charge is a percentage of the ING Joint LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can be subject to change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

**No Cancellation.** Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you cancel the contract during the contract's free look period (or otherwise cancel the contract pursuant to its terms), surrender or annuitize in lieu of payments under the ING Joint LifePay Plus rider. These events automatically cancel the ING Joint LifePay Plus rider.

**Termination.** The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1) terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving annuity payments in lieu of payments under the ING Joint LifePay Plus rider;
2) die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay Plus rider); or
3) change the owner of the contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

**Active Status.** Once the ING Joint LifePay Plus rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay Plus rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay Plus rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay Plus rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.
2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries).
3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider. **However, all charges for the ING Joint LifePay Plus rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay Plus rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

**Guaranteed Withdrawal Status**.  This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the youngest active spouse's 65[th] birthday has not yet passed.  While the ING LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar.  This status will then continue until the earliest of:

1) quarterly contract anniversary following the youngest active spouse's 65[th] birthday, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
2) reduction of the ING Joint LifePay Plus Base to zero, at which time the rider will terminate;
3) the annuity commencement date;
4) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
5) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);
6) the surrender or annuitization of the Contract; or
7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

Please note that withdrawals while the ING LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

**Lifetime Guaranteed Withdrawal Status**.  This status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the youngest active spouse's 65[th] birthday has passed.  If the first withdrawal is taken prior to this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the youngest active spouse's 65[th] birthday.  This status continues until the earliest of:

1) the annuity commencement date;
2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);
4) the surrender of the contract; or
5) the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status.  This notice will explain the change, its impact to you and your options.  You may decline this change.  Automatic reset into the Lifetime Guaranteed Withdrawal Status could result in a lower Maximum Annual Withdrawal.  However, this action will also apply to all future resets (see below) and cannot be reversed.  As described below, certain features of the ING Joint LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

**How the ING Joint LifePay Plus Rider Works.**  The ING Joint LifePay Plus rider has two phases.  The first phase, called the Growth Phase, begins on the effective date of the ING Joint LifePay Plus rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached).  The second phase is called the Withdrawal Phase.  This phase begins as of the date you take the first withdrawal of any kind under the contract (other than advisory fees, as described below), or the annuity commencement date, whichever occurs first.

Benefits paid under the ING Joint LifePay Plus rider require the calculation of the Maximum Annual Withdrawal.  The ING Joint LifePay Plus Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay Plus rider on the contract date, the initial ING Joint LifePay Plus Base is equal to the initial premium.
2) If you purchased the ING Joint LifePay Plus rider after the contract date, the initial ING Joint LifePay Plus Base is equal to the contract value on the effective date of the ING Joint LifePay Plus rider.

During the Growth Phase, the initial ING Joint LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each quarterly contract anniversary, the ING Joint LifePay Plus Base is recalculated as the greater of:

- The current ING Joint LifePay Plus Base; or
- The current Contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries, the ING Joint LifePay Plus Base is recalculated as the greatest of:

- The current ING Joint LifePay Plus Base; or
- The current Contract value; and
- The ING Joint LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date.

The ING Joint LifePay Plus Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING Joint LifePay Plus rider (see "ING Joint LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

**Determination of the Maximum Annual Withdrawal.** The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the ING Joint LifePay Plus Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay Plus rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

| Youngest Active Spouse's Age | Maximum Annual Withdrawal Percentage |
|---|---|
| 0-75* | 5%* |
| 76-80 | 6% |
| 81+ | 7% |

*If the Withdrawal Phase begins before the quarterly contract anniversary on or after the younger spouse reaches age 65, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING Joint LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the younger spouse reaches age 65, the ING Joint LifePay Plus Base will automatically be reset to the current Contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

Once determined the Maximum Annual Withdrawal percentage never changes for the contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract's annuity commencement date is reached while you are in the ING LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will

be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that both the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction the amount withdrawn up to the Maximum Annual Withdrawal but before deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the pro-rata adjustment to the Maximum Annual Withdrawal. See Illustrations 1 and 2 at the end of this appendix for examples of this concept.

**Required Minimum Distributions.** Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING Joint LifePay Plus rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay Plus rider, subject to the following:

1) If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2) You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.
3) Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.
4) Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current contract year.
5) Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.
6) The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated.
7) If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 at the end of this appendix.

**Investment Advisory Fees.** Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

**Automatic Periodic Benefit Status.** If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING Joint LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits other than as provided under the ING Joint LifePay Plus rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING Joint LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

**Lifetime Automatic Periodic Benefit Status.** If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay Plus rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay Plus rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay Plus rider at the time this status begins. If both spouses are active under the ING Joint LifePay Plus rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay Plus rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

**ING Joint LifePay Plus Reset.**  Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the ING Joint LifePay Plus Base to the current Contract value, if the Contract value is higher.  The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately.  This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset.  In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options.  You may decline this change (and the reset).  However, this action will apply to all future resets and cannot be reversed.

**Investment Option Restrictions.**  In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the ING Joint LifePay Plus rider), we require that your contract value be allocated in accordance with certain limitations.  In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds.  We will require this allocation regardless of your investment instructions to the contract, as described below.

While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated.  Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds.  See "Fixed Allocation Funds Automatic Rebalancing," below.

**Accepted Funds**.  Currently, the Accepted Funds are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Conservative Portfolio |
| ING American Funds Asset Allocation Portfolio | ING Retirement Growth Portfolio |
| ING American Funds World Allocation Portfolio | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | ING T. Rowe Price Capital Appreciation Portfolio |
| ING MFS Total Return Portfolio | Fixed Interest Allocation |
| ING Oppenheimer Active Allocation Portfolio | |

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

| |
|---|
| ING Franklin Templeton Founding Strategy Portfolio |
| ING WisdomTree$^{SM}$ Global High-Yielding Equity Index Portfolio |

We may change these designations at any time upon 30 days notice to you.  If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds**.  Currently, the Fixed Allocation Funds are:

| | |
|---|---|
| ING American Funds Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING BlackRock Inflation Protected Bond Portfolio | ING Intermediate Bond Portfolio |
| ING U.S. Bond Index Portfolio | |

You may allocate contract value to one or more of the Fixed Allocation Funds.  We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

**Other Funds.** All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.**  If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds.  Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing.  Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date.  The ING Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

**Divorce.** Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay Plus rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

**Death of Owner.** The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) may cause the termination of the ING Joint LifePay Plus rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the ING Joint LifePay Plus rider will remain in effect pursuant to its original terms and ING Joint LifePay Plus coverage and charges will continue. As of the date the contract is continued, the Joint LifePay Plus Base will be reset to the current Contact value, if greater, and the Maximum Annual Withdrawal will recalculated as the Maximum Annual Withdrawal percentage multiplied by the new Joint LifePay Plus Base on the date the contract is continued. However, under no circumstances will this recalculation result in a reduction to the Maximum Annual Withdrawal.

   If the surviving spouse elects not to continue the contract, ING Joint LifePay Plus rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay Plus rider terminates and ING Joint LifePay Plus coverage and charges cease upon the date of death of the last Active Spouse.

**Change of Owner or Annuitant.** Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay Plus rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;
2) change of owner from one custodian to another custodian for the benefit of the same individual;

3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;
7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and
8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

**Surrender Charges.**  If you elect the ING Joint LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount.  However, once your contract value is zero, the periodic payments under the ING Joint LifePay Plus rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

**Federal Tax Considerations.**  For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

**ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples.**  The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

**Illustration 1:  Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.**

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000  ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + 200 = $1,700).

If the Account Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40%  ($1,700 / $50,000) to $4,830  ((1 - 3.40%) * $5,000).

**Illustration 2:  Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.**

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000  ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899  ((1 - 2.02%) * $5,000).

**Illustration 3:  A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.**

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000  ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000  ($6,000 - $5,000), is the same as the  Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the  Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

**Illustration 4:  The Reset Occurs.**

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset occurs. The Maximum Annual Withdrawal is now $6,000  ($120,000 * 5%).

One year after the Reset, the contract value has increased further to $130,000. The Reset occurs again, and the Maximum Annual Withdrawal is now $6,500  ($130,000 * 5%).

## ING LifePay and ING Joint LifePay

(Available for Contracts issued through August 20, 2007, subject to state approval.)

**ING LifePay Minimum Guaranteed Withdrawal Benefit ("ING LifePay") Rider.** The ING LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals deplete your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

**Purchase.** In order to elect the ING LifePay rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The minimum issue age is 50 and the maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the Contract anniversary on which the rider is effective. But some broker-dealers may limit the availability of the rider to younger ages. The ING LifePay rider is available for Contracts issued **on and after November 1, 2004** (subject to availability) that do not already have a living benefit rider. The ING LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the rider to be elected during the 30-day period preceding a Contract anniversary. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of that Contract anniversary.

**Rider Date.** The rider date is the date the ING LifePay rider becomes effective. If you purchase the ING LifePay rider when the Contract is issued, the rider date is also the Contract date.

**Charge.** The charge for the ING LifePay rider, a living benefit, is deducted quarterly and is a percentage of contract value:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 1.20% | 0.50% |

We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be pro-rated based on what is owed at the time the rider is added through the contract quarter end. Similarly, the charge is pro-rated when the rider is terminated. Charges are deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option after your first five contract years, but subject to the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

**No Cancellation.** Once you purchase the ING LifePay rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel the ING LifePay rider.

**Termination.** The ING LifePay rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:

1) annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
2) die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay rider will also terminate if there is a change in Contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay rider to terminate automatically are discussed below.

**Lifetime Guaranteed Withdrawal Status**. This status begins on the date the rider is issued (the "effective date of the rider") and continues until the earliest of:

1) the annuity commencement date;
2) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) the surrender or annuitization of the Contract; or
5) the death of the owner, or first owner, in the case of joint owners, unless your spouse beneficiary elects to continue the Contract.

As described below, certain features of the ING LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

**How the ING LifePay Rider Works.** The ING LifePay Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal or the annuity commencement date, whichever occurs first.

Benefits paid under the ING LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows.

1) If you purchased the ING LifePay rider on the Contract date, the initial ING LifePay Base is equal to the initial premium.
2) If you purchased the ING LifePay rider after the Contract date, the initial ING LifePay Base is equal to the Contract value on the effective date of the rider.

The initial ING LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The ING LifePay Base is also increased to equal the Contract value if the Contract value is greater than the current ING LifePay Base, on each Contract quarterly anniversary after the effective date of the rider and during the Growth Phase. The ING LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the Contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING LifePay rider (see "ING LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

**Determination of the Maximum Annual Withdrawal.** The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of 1) the Contract value and 2) the ING LifePay Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

| Annuitant Age | Maximum Annual Withdrawal Percentage |
|---|---|
| 50-59 | 4% |
| 60-75 | 5% |
| 76-80 | 6% |
| 81+ | 7% |

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. See "Continuation After Death – Spouse," below. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the rider is in the Growth Phase, and the annuity commencement date is reached, the rider will enter the Withdrawal Phase and will be annuitized. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.

If withdrawals in any Contract year exceed the Maximum Annual Withdrawal, the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that the Maximum Annual Withdrawal will be reduced by the same proportion as the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the Contract value determined:

1) before the withdrawal, for the excess withdrawal; and
2) after the withdrawal, for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a Contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. See Illustration 1 and 2 below for examples of this concept.

**Required Minimum Distributions.** Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code, that exceed the Maximum Annual Withdrawal for a specific Contract year, will not be deemed excess withdrawals in that Contract year for purposes of the ING LifePay rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2) You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal.
3) Any withdrawals taken in a Contract year will count first against the Maximum Annual Withdrawal for that Contract year.
4) Once the Maximum Annual Withdrawal for the then current Contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any Additional Withdrawal Amount.
5) Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.
6) The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year.

7) If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

**Investment Advisory Fees.** Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Base on a pro-rata basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

**Lifetime Automatic Periodic Benefit Status.** If the Contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits other than as provided under the ING LifePay rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

**ING LifePay Reset Option.** Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if the Maximum Annual Withdrawal Percentage of the Contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the Maximum Annual Withdrawal Percentage of the Contract value on the Reset Effective Date. The reset option is only available when the rider is in Lifetime Guaranteed Withdrawal Status.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.20%. However, we guarantee that the rider charge will not increase for resets exercised within the first five contract years. See Illustration 4 at the end of this appendix.

**Investment Option Restrictions.** While the ING LifePay rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such Contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below.

**Accepted Funds**.  Currently, the Accepted Funds are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Conservative Portfolio |
| ING American Funds Asset Allocation Portfolio | ING Retirement Growth Portfolio |
| ING American Funds World Allocation Portfolio | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | ING T. Rowe Price Capital Appreciation Portfolio |
| ING MFS Total Return Portfolio | Fixed Interest Allocation |
| ING Oppenheimer Active Allocation Portfolio | |

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree$^{SM}$ Global High-Yielding Equity Index Portfolio

We may change these designations at any time upon 30 days notice to you.  If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds**.  Currently, the Fixed Allocation Funds are:

| | |
|---|---|
| ING American Funds Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING BlackRock Inflation Protected Bond Portfolio | ING Intermediate Bond Portfolio |
| ING U.S. Bond Index Portfolio | |

You may allocate your contract value to one or more of the Fixed Allocation Funds.  We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, the Fixed Allocation Fund will be reclassified as a Special Fund as of the Contract continuation date if  it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits.

For purposes of calculating any applicable death benefit guaranteed under the Contract, any allocation of Contract value to the Fixed Allocation Funds will be considered a Covered Fund allocation while the rider is in effect.

**Other Funds.** All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.**  If the Contract value in the Fixed Allocation Funds is less than 20% of the total Contract value allocated to the Fixed Allocation Funds and Other Funds on any ING LifePay Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds.  Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing.  Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date.  The ING LifePay Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract.  However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations.  See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay rider if you do not wish to have your Contract value reallocated in this manner.**

**Death of Owner or Annuitant.** The ING LifePay rider and charges terminate on the earlier of:

1) if the rider is in Lifetime Guaranteed Withdrawal status, the date of receipt of due proof of death ("claim date") of the owner (or in the case of joint owners, the first owner) or the annuitant if there is a non-natural owner; or
2) the date the rider enters Lifetime Automatic Periodic Benefit status.

**Continuation After Death – Spouse.** If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, provided the following conditions are met:

1) The spouse is at least 50 years old on the date the Contract is continued; and
2) The spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;
2) On the date the rider is continued, the ING LifePay Base will be reset to equal the greater of the ING LifePay Base and the then current Contract value;
3) The ING LifePay charges will restart and be the same as were in effect prior to the claim date; and
4) The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse's age on that date.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase.
2) On the Contract anniversary following the date the rider is continued:
   (a) If the surviving spouse was not the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated by multiplying the Contract value on that Contract anniversary by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that Contract anniversary, and the Maximum Annual Withdrawal is considered to be zero from the claim date to that Contract anniversary. Withdrawals are permitted pursuant to the other provisions of the Contract. Withdrawals causing the Contract value to fall to zero will terminate the Contract and the rider.
   (b) If the surviving spouse was the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated as the greater of the Maximum Annual Withdrawal on the claim date (adjusted for excess withdrawals thereafter) and the Maximum Annual Withdrawal resulting from multiplying the Contract value on that Contract anniversary by the Maximum Annual Withdrawal percentage. The Maximum Annual Withdrawal does not go to zero on the claim date and withdrawals may continue under the rider provisions.
3) The rider charges will restart on the Contract anniversary following the date the rider is continued and will be the same as were in effect prior to the claim date.

**Effect of ING LifePay Rider on Death Benefit.** If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" and "Continuation After Death – Spouse," above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay rider to the annuitant. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

**Change of Owner or Annuitant.**  Other than as provided above under "Continuation After Death - Spouse," you may not change the annuitant.  The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual;
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and
8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

**Surrender Charges.**  If you elect the ING LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount.  However, once your Contract value is zero, the periodic payments under the ING LifePay rider are not subject to surrender charges.

**Loans.**  The portion of any Contract value used to pay off an outstanding loan balance will reduce the ING LifePay Base or Maximum Annual Withdrawal as applicable.  We do not recommend the ING LifePay rider if loans are contemplated.

**Taxation.**  For more information about the tax treatment of amounts paid to you under the ING LifePay Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

**ING Joint LifePay Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay") Rider.**  The ING Joint LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero.  You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

**Purchase.**  The ING Joint LifePay rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable.  We refer to these individuals as spouses.  Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider.  See "Ownership, Annuitant, and Beneficiary Requirements," below.

The minimum issue age is 55 and the maximum issue age is 80.  Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay rider is effective.  The issue age is the age of the owners on the Contract anniversary on which the rider is effective.  Some broker dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55.  We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis.  The ING Joint LifePay rider is available for Contracts issued **on and after November 1, 2004** (subject to availability) that do not already have a living benefit rider.  The ING Joint LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below.  For Contracts with the ING LifePay rider, you may elect the ING Joint LifePay rider in place of the ING LifePay rider for a limited time.  For more information, please contact our Customer Service Center.  The Company in its discretion may allow the ING Joint LifePay rider to be elected during the 30-day period preceding a contract anniversary.  Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below.  The ING Joint LifePay rider will be effective as of that contract anniversary.

**Ownership, Annuitant, and Beneficiary Designation Requirements.**  Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider.  These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA.  In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code.  Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs").  Joint annuitants are not allowed.  The necessary ownership, annuitant, and/or beneficiary designations are described below.  Applications that do not meet the requirements below will be rejected.  We reserve the right to verify the date of birth and social security number of both spouses.

**Nonqualified Contracts.** For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

**IRAs.** There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

**Custodial IRAs.** While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs," above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

**Rider Date.** The ING Joint LifePay rider date is the date the ING Joint LifePay rider becomes effective. If you purchase the ING Joint LifePay rider when the contract is issued, the ING Joint LifePay rider date is also the contract date.

**Charge.** The charge for the ING Joint LifePay rider, a living benefit, is deducted quarterly, and is a percentage of contract value:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 1.50% | 0.75% |

We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be pro-rated based on what is owed at the time the rider is added through the contract quarter end. Similarly, the charge is pro-rated when the rider is terminated. Charges are deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option after your first five contract years, but subject to the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

**No Cancellation.** Once you purchase the ING Joint LifePay rider, you may not cancel it unless you cancel the contract during the contract's free look period (or otherwise cancel the contract pursuant to its terms), surrender or annuitize in lieu of payments under the ING Joint LifePay rider. These events automatically cancel the ING Joint LifePay rider.

**Termination.** The ING Joint LifePay rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1) terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving annuity payments in lieu of payments under the ING Joint LifePay rider;
2) die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay rider); or
3) change the owner of the contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the ING Joint LifePay rider to terminate automatically are discussed below.

**Active Status.** Once the ING Joint LifePay rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will

result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.
2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries).
3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay rider. **However, all charges for the ING Joint LifePay rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

**Lifetime Guaranteed Withdrawal Status**. This status begins on the date the ING Joint LifePay rider is issued (the "effective date of the ING Joint LifePay rider") and continues until the earliest of:

1) the annuity commencement date;
2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);
4) the surrender of the contract; or
5) the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the contract.

As described below, certain features of the ING Joint LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

**How the ING Joint LifePay Rider Works.** The ING Joint LifePay rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the ING Joint LifePay rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the contract (other than advisory fees, as described below), or the annuity commencement date, whichever occurs first. During the accumulation phase of the contract, the ING Joint LifePay rider may be in either the Growth Phase or the Withdrawal Phase. During the income phase of the contract, the ING Joint LifePay rider may only be in the Withdrawal Phase. The ING Joint LifePay rider is initially in Lifetime Guaranteed Withdrawal Status. While in this status you may terminate the ING Joint LifePay rider by electing to enter the income phase and begin receiving annuity payments. However, if you have not elected to begin receiving annuity payments, and the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status because the contract value has been reduced to zero, the ING Joint LifePay rider and contract terminate (other than those provisions regarding the payment of the Maximum Annual Withdrawal, as described below) and you can no longer elect to receive annuity payments.

Benefits paid under the ING Joint LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay rider on the contract date, the initial ING Joint LifePay Base is equal to the initial premium.
2) If you purchased the ING Joint LifePay rider after the contract date, the initial ING Joint LifePay Base is equal to the contract value on the effective date of the ING Joint LifePay rider.

3) The initial ING Joint LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The ING Joint LifePay Base is also increased to equal the contract value if the contract value is greater than the current ING Joint LifePay Base, valued on each quarterly contract anniversary after the effective date of the ING Joint LifePay rider during the Growth Phase. The ING Joint LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING Joint LifePay rider (see "ING Joint LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

**Determination of the Maximum Annual Withdrawal.** The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the ING Joint LifePay Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

| Annuitant Age | Maximum Annual Withdrawal Percentage |
|---|---|
| 55-64 | 4% |
| 65-75 | 5% |
| 76-80 | 6% |
| 81+ | 7% |

Once determined the Maximum Annual Withdrawal percentage never changes for the contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the ING Joint LifePay rider is in the Growth Phase, and the annuity commencement date is reached, the ING Joint LifePay rider will enter the Withdrawal Phase and annuity payments will begin. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction the amount withdrawn up to the Maximum Annual Withdrawal but before deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the pro-rata adjustment to the Maximum Annual Withdrawal. See Illustration 1 and 2 below for examples of this concept.

**Required Minimum Distributions.**  Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING Joint LifePay rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started.  Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay rider, subject to the following:

1) If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2) You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.
3) Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.
4) Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any Additional Withdrawal Amount.
5) Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.
6) The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year.
7) If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

**Investment Advisory Fees.**  Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin.  During the Growth Phase, such withdrawals reduce the ING Joint LifePay Base on a pro-rata basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

**Lifetime Automatic Periodic Benefit Status.**  If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals.  Instead, under the ING Joint LifePay rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal.  The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay rider at the time this status begins.  If both spouses are active under the ING Joint LifePay rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay rider and the contract will terminate without further value.  If only one spouse is active under the ING Joint LifePay rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay rider and the contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

**ING Joint LifePay Reset Option.** Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if the Maximum Annual Withdrawal percentage multiplied by the contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the Maximum Annual Withdrawal percentage multiplied by the contract value on the Reset Effective Date. The reset option is only available when the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING Joint LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.50%. However, we guarantee that the ING Joint LifePay rider charge will not increase for resets exercised within the first five contract years. See Illustration 4 at the end of this appendix.

**Investment Option Restrictions.** In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the ING Joint LifePay rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the contract, as described below.

While the ING Joint LifePay rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below.

**Accepted Funds**. Currently, the Accepted Funds are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Conservative Portfolio |
| ING American Funds Asset Allocation Portfolio | ING Retirement Growth Portfolio |
| ING American Funds World Allocation Portfolio | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | ING T. Rowe Price Capital Appreciation Portfolio |
| ING MFS Total Return Portfolio | Fixed Interest Allocation |
| ING Oppenheimer Active Allocation Portfolio | |

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree<sup>SM</sup> Global High-Yielding Equity Index Portfolio

We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds**. Currently, the Fixed Allocation Funds are:

| | |
|---|---|
| ING American Funds Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING BlackRock Inflation Protected Bond Portfolio | ING Intermediate Bond Portfolio |
| ING U.S. Bond Index Portfolio | |

You may allocate contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

**Other Funds.** All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.** If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay rider if you do not wish to have your contract value reallocated in this manner.**

**Divorce.** Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

**Death of Owner.** The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) during Lifetime Guaranteed Withdrawal Status may cause the termination of the ING Joint LifePay rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the ING Joint LifePay rider will remain in effect pursuant to its original terms and ING Joint LifePay coverage and charges will continue. As of the date the contract is continued, the Maximum Annual Withdrawal will be set to the greater of the existing Maximum Annual Withdrawal or the Maximum Annual Withdrawal percentage multiplied by the contract value on the date the contract is continued. Such a reset will not count as an exercise of the ING Joint LifePay Reset Option, and rider charges will not increase.

   If the surviving spouse elects not to continue the contract, ING Joint LifePay rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay rider terminates and ING Joint LifePay coverage and charges cease upon proof of death.

**Change of Owner or Annuitant.** Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;
2) change of owner from one custodian to another custodian for the benefit of the same individual;
3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;
7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and
8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

**Surrender Charges.** If you elect the ING Joint LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING Joint LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

**Federal Tax Considerations.** For more information about the tax treatment of amounts paid to you under the ING Joint LifePay rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

**ING LifePay and ING Joint LifePay Partial Withdrawal Amount Examples.** The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

**Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.**

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000  ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + 200 = $1,700.

If the Account Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40%  ($1,700 / $50,000) to $4,830  ((1 - 3.40%) * $5,000).

**Illustration 2:  Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.**

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000  ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02%  ($1,000 / $49,500) to $4,899  ((1 - 2.02%) * $5,000).

**Illustration 3:  A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.**

Assume the Maximum Annual Withdrawal is $5,000. The RMD for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000  ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000  ($6,000 - $5,000), is the same as the  Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the  Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

**Illustration 4:  The Reset Option is utilized.**

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset Option is utilized. The Maximum Annual Withdrawal is now $6,000  ($120,000 * 5%).

One year after the Reset Option was first utilized, the contract value has increased further to $130,000. The Reset Option is utilized again, and the Maximum Annual Withdrawal is now $6,500  ($130,000 * 5%).

## Minimum Guaranteed Withdrawal Benefit

(Applicable to Contracts Issued in States Where ING LifePay is Not Available.)

**Minimum Guaranteed Withdrawal Benefit Rider (MGWB).** The MGWB rider, marketed under the name, ING PrincipalGuard Withdrawal Benefit, is an optional benefit which guarantees that if your contract value is reduced to zero, you will receive periodic payments. The amount of the periodic payments is based on the amount in the MGWB Withdrawal Account. **Only premiums added to your Contract during the first two-year period after your rider date are included in the MGWB Withdrawal Account.** Any additional premium payments added after the second rider anniversary are not included in the MGWB Withdrawal Account. Thus, the MGWB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary.

The guarantee provides that, subject to the conditions described below, the amount you will receive in periodic payments is equal to your Eligible Payment Amount adjusted for any prior withdrawals. Your Eligible Payment Amount depends on when you purchase the MGWB rider and equals:

1) if you purchased the MGWB rider on the contract date: your premium payments received during the first two contract years;
2) if you purchased the MGWB rider after the contract date: your contract value on the Rider Date, including any premiums received that day, and any subsequent premium payments received during the two-year period commencing on the Rider Date.

To maintain the guarantee, withdrawals in any contract year may not exceed 7% of your Eligible Payment Amount adjusted, as defined below. If your contract value is reduced to zero, your periodic payments will be 7% of your Eligible Payment Amount every year. Payments continue until your MGWB Withdrawal Account is reduced to zero. Please note that before Automatic Periodic Benefit status is reached, withdrawals in excess of the free withdrawal amount will be subject to surrender charges. Once your contract reaches Automatic Period Benefit Status, the periodic payments paid under the MGWB rider are not subject to surrender charges.

The MGWB Withdrawal Account is equal to the Eligible Payment Amount adjusted for any withdrawals and transfers between Covered and Excluded Funds. The MGWB Withdrawal Account is tracked separately for Covered and Excluded Funds. The MGWB Withdrawal Account equals the sum of (a) the MGWB Withdrawal Account allocated to Covered Funds, and (b) the lesser of (i) the MGWB Withdrawal Account allocated to Excluded Funds and (ii) the contract value in Excluded Funds. Thus, investing in the Excluded Funds may limit the MGWB Withdrawal Account. No investment options are currently designated as Excluded Funds for the Minimum Guaranteed Withdrawal Benefit.

The Maximum Annual Withdrawal Amount (or "MAW") is equal to 7% of the Eligible Payment Amount. Withdrawals from Covered Funds of up to the MAW will reduce the value of your MGWB Withdrawal Account by the dollar amount of the withdrawal. Any withdrawals from Covered Funds greater than the MAW will cause a reduction in the MGWB Withdrawal Account allocated to Covered Funds by the proportion that the excess withdrawal bears to the remaining contract value in Covered Funds after the withdrawal of the MAW. All withdrawals from Excluded Funds will reduce the value of the MGWB Withdrawal Account allocated to Excluded Funds on a pro-rata basis. If a single withdrawal involves both Covered and Excluded Funds and exceeds 7%, the withdrawal will be treated as taken first from Covered Funds.

Any withdrawals greater than the MAW will also cause a reduction in the Eligible Payment Amount by the proportion that the excess portion of the withdrawal bears to the contract value remaining after withdrawal of the MAW at the time of the withdrawal. Please see "MGWB Excess Withdrawal Amount Examples," below.

Once your contract value is zero, any periodic payments paid under the MGWB rider also reduce the MGWB Withdrawal Account by the dollar amount of the payments. If a withdrawal reduces the MGWB Withdrawal Account to zero, the MGWB rider terminates and no further benefits are payable under the rider.

Net transfers from Covered Funds to Excluded Funds will reduce the MGWB Withdrawal Account allocated to Covered Funds on a pro-rata basis. The resulting increase in the MGWB Withdrawal Account allocated to Excluded Funds equals the reduction in the MGWB Withdrawal Account for Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the MGWB Withdrawal Account allocated to Excluded Funds on a pro-rata basis. The resulting increase in the MGWB Withdrawal Account allocated to Covered Funds will equal the lesser of the reduction in the MGWB Withdrawal Account for Excluded Funds and the net contract value transferred.

**You should not make any withdrawals if you wish to retain the option to elect the Step-Up Benefit (see below).**

The MGWB Withdrawal Account is only a calculation which represents the remaining amount available for periodic payments. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It will not affect your annuitization, surrender and death benefits.

 **Guaranteed Withdrawal Status.** You may continue to make withdrawals in any amount permitted under your Contract so long as your contract value is greater than zero. See "Withdrawals." However, making any withdrawals in any year greater than the MAW will reduce the Eligible Payment Amount and payments under the MGWB rider by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The MGWB rider will remain in force and you may continue to make withdrawals each year so long as:

  1) your contract value is greater than zero;
  2) your MGWB Withdrawal Account is greater than zero;
  3) you have not reached your latest allowable annuity start date;
  4) you have not elected to annuitize your Contract; and
  5) you have not died (unless your spouse has elected to continue the Contract), changed the ownership of the Contract or surrendered the Contract.

The standard Contract provision limiting withdrawals to no more than 90% of the cash surrender value is not applicable under the MGWB rider.

 **Automatic Periodic Benefit Status.** Under the MGWB rider, in the event your contract value is reduced to zero, your Contract is given Automatic Periodic Benefit Status, if:

  1) your MGWB Withdrawal Account is greater than zero;
  2) you have not reached your latest allowable annuity start date;
  3) you have not elected to annuitize your Contract; and
  4) you have not died, changed the ownership of the Contract or surrendered the Contract.

Once your Contract is given Automatic Periodic Benefit Status, we will pay you the annual MGWB periodic payments, beginning on the next contract anniversary until the earliest of (i) your Contract's latest annuity start date, (ii) the death of the owner; or (iii) your MGWB Withdrawal Account is exhausted. These payments are equal to the lesser of the remaining MGWB Withdrawal Account or the MAW. We will reduce the MGWB Withdrawal Account by the amount of each payment. Once your Contract is given Automatic Periodic Benefit Status, we will not accept any additional premium payments in your Contract, and the Contract will not provide any benefits except those provided by the MGWB rider. Any other rider terminates. Your Contract will remain in Automatic Periodic Benefit Status until the earliest of (i) payment of all MGWB periodic payments, (ii) payment of the Commuted Value (defined below) or (iii) the owner's death.

On the Contract's latest annuity start date, in lieu of making the remaining MGWB periodic payments, we will pay you the Commuted Value of your MGWB periodic payments remaining. We may, at our option, extend your annuity start date in order to continue the MGWB periodic payments. The Commuted Value is the present value of any then-remaining MGWB periodic payments at the current interest rate plus 0.50%. The current interest rate will be determined by the average of the Ask Yields for U.S. Treasury STRIPS as quoted by a national quoting service for period(s) applicable to the remaining payments. Once we pay you the last MGWB periodic payment or the Commuted Value, your Contract and the MGWB rider terminate.

 **Reset Option.** Beginning on the fifth contract anniversary following the Rider Date, if the contract value is greater than the MGWB Withdrawal Account, you may choose to reset the MGWB Rider. The effect will be to terminate the existing MGWB Rider and add a new MGWB Rider ("New Rider"). The MGWB Withdrawal Account under the New Rider will equal the contract value on the date the New Rider is effective. The charge for the MGWB under the New Rider will increase to the maximum annual charge of 1.00%. The Reset Option can only be elected on contract anniversaries. If you elect the Reset Option, the Step-Up benefit is not available.

**Step-Up Benefit.** If the Rider Date is the same as the Contract Date, beginning on the fifth contract anniversary following the Rider Date, if you have not made any previous withdrawals, you may elect to increase the MGWB Withdrawal Account, the adjusted Eligible Payment Amount and the MAW by a factor of 20%. This option is available whether or not the contract value is greater than the MGWB Withdrawal Account. If you elect the Step-Up Benefit:

1)  we reserve the right to increase the charge for the MGWB Rider up to a maximum annual charge of 1.00% of contract value;
2)  you must wait at least five years from the Step-Up date to elect the Reset Option.

The Step-Up Benefit may be elected only one time under the MGWB Rider. Election of the Step-Up Benefit is limited to contract anniversaries only. Please note that if you have a third party investment advisor who charges a separate advisory fee, and you have chosen to use withdrawals from your contract to pay this fee, these will be treated as any other withdrawals, and the Step-Up Benefit will not be available.

**Death of Owner.**

**Before Automatic Periodic Benefit Status.** The MGWB rider terminates on the first owner's date of death (death of annuitant, if there is a non-natural owner), but the death benefit is payable. However, if the beneficiary is the owner's spouse, the spouse elects to continue the Contract, and the contract value steps up to the minimum guaranteed death benefit, the MGWB Withdrawal Account and MAW are also reset. The MGWB charge will continue at the existing rate. Reset upon spousal continuation does not affect any then existing Reset Option.

**During Automatic Periodic Benefit Status.** The death benefit payable during Automatic Periodic Benefit Status is your MGWB Withdrawal Account which equals the sum of the remaining MGWB periodic payments.

**Purchase.** To purchase the MGWB rider, you must be age 80 or younger on the Rider Date. The MGWB rider must be purchased on the contract date. If the rider is not yet available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later.

*Minimum Guaranteed Withdrawal Benefit rider[1]:*

| As an Annual Charge[2] | As a Quarterly Charge | Maximum Annual Charge if Step-Up Benefit Elected[3] |
|---|---|---|
| 0.45% of contract value | 0.1125% of contract value | 1.00% of contract value |

[1]  We deduct optional rider charges from the subaccounts in which you are invested on each quarterly contract anniversary and pro-rata on termination of the Contract; if the value in the subaccounts is insufficient, the optional rider charges will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment.

[2]  If you choose to reset the MGWB Rider the charge for the MGWB will increase to an annual charge of 1.00% of contract value. Please see "Minimum Reset Option" above.

[3]  If your rider was issued prior to May 1, 2005 and you elect the Step-Up Benefit, we will increase the charge for the MGWB rider to the maximum annual charge of 1.00% of contract value. Please see "Step-Up Benefit" above.

**MGWB Excess Withdrawal Amount Examples.** The following are examples of adjustments to the MGWB Withdrawal Account and the Maximum Annual Withdrawal Amount for Transfers and Withdrawals in Excess of the Maximum Annual Withdrawal Amount ("Excess Withdrawals Amount"):

**Example #1: Owner has invested only in Covered Funds**

Assume the Contract Value (CV) before the withdrawal is $100,000 and is invested in Covered Funds only, the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount (MAW) is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7,000).

The Covered Withdrawal Account is first reduced dollar-for-dollar by the portion of the withdrawal up to the MAW to $113,000 ($120,000 - $7,000), and is then reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $109,354.84 ($113,000 * (1 - $3,000 / $93,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied pro-rata regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

## Example #2: Owner has invested only in Excluded Funds

Assume the Contract Value (CV) before the withdrawal is $100,000 and is invested in Excluded Funds only, the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount (MAW) is $7,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7.000).

The Excluded Withdrawal Account is reduced pro-rata based on the ratio of the entire amount withdrawn to the CV (before the withdrawal) to $108,000 ($120,000 * (1 - $10,000 / $100,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000/$93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied pro-rata regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

## Example #3: Owner has invested in both Covered and Excluded Funds

Assume the Contract Value (CV) before the withdrawal is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount (MAW) is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a withdrawal is made of $10,000 ($8,000 from Covered Funds and $2,000 from Excluded Funds).

The new CV for Covered Funds is $52,000 ($60,000 - $8,000), and the new CV for Excluded Funds is $38,000 ($40,000 - $2,000).

The Covered Withdrawal Account is first reduced dollar-for-dollar by the lesser of the MAW ($7,000) and the amount withdrawn from Covered Funds ($8,000) to $68,000 ($75,000 - $7,000), and is then reduced pro-rata based on the ratio of any Excess Withdrawal Amount from Covered Funds to the CV in Covered Funds (after being reduced for the withdrawal up to the MAW) to $66,716.98  ($68,000 * (1 – $1,000 / $53,000).

The Excluded Withdrawal Account is reduced pro-rata based on the ratio of the amount withdrawn from Excluded Funds to the CV in Excluded Funds (prior to the withdrawal) to $42,750  ($45,000 * (1 - $2,000 / $40,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied pro-rata regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

**Example #4: Owner transfers funds from Excluded Funds to Covered Funds**

Assume the Contract Value (CV) before the transfer is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a transfer is made of $10,000 from Excluded Funds to Covered Funds.

The new CV for Covered Funds is $70,000 ($60,000 + $10,000), and the new CV for Excluded Funds is $30,000 ($40,000 - $10,000).

The Excluded Withdrawal Account is reduced pro-rata based on the ratio of the amount transferred from Excluded Funds to the CV in Excluded Funds (prior to the transfer) to $33,750 ($45,000 * (1 - $10,000 / $40,000)).

The Covered Withdrawal Account is increased by the lesser of the reduction of the Excluded Withdrawal Account of $11,250 ($45,000 - $33,750) and the actual amount transferred of $10,000. Thus, the Covered Withdrawal Account is increased to $85,000 ($75,000 + $10,000).

**Example #5: Owner transfers funds from Covered Funds to Excluded Funds**

Assume the Contract Value (CV) before the transfer is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a transfer is made of $10,000 from Covered Funds to Excluded Funds.

The new CV for Covered Funds is $50,000 ($60,000 - $10,000), and the new CV for Excluded Funds is $50,000 ($40,000 + $10,000).

The Covered Withdrawal Account is reduced pro-rata based on the ratio of the amount transferred from Covered Funds to the CV in Covered Funds (prior to the transfer) to $62,500 ($75,000 * (1 - $10,000 / $60,000)).

The Excluded Withdrawal Account is increased by the reduction of the Covered Withdrawal Account of $12,500 ($75,000 - $62,500) to $57,500 ($45,000 + $12,500).

## State Variations

*This Appendix M contains important state specific variations for Contracts issued in Massachusetts and Washington. The prospectus and this Appendix M provide a general description of the Contract, so please see your Contract, any endorsements and riders for the details.*

**For Contracts issued in the <u>Commonwealth of Massachusetts</u>, the following provisions apply:**

1. The Fixed Interest Division is not available.

2. TSA loans are not available.

3. The Waiver of Surrender Charge for Extended Medical Care or Terminal Illness is not available.

**For Contracts issued in the <u>State of Washington</u>, the following provisions apply:**

**1.** The Fixed Account is not available.

**2.** The Minimum Guaranteed Income Benefit (MGIB) Rider Charge," is only deducted from the subaccounts in which you are invested. No deduction will be made from the Fixed Interest Division.

**3.** The following describes the death benefit options for Contracts issued in the State of Washington **on or before April 30, 2009**. Other than as described below, please see the prospectus for a full description of your death benefit options and other Contract features.

We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefit options described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:

    1) the contract value; and

    2) the cash surrender value.

The **Standard Death Benefit** equals the **greatest** of the Base Death Benefit, the floor, and the Standard Minimum Guaranteed Death Benefit.

The Standard Minimum Guaranteed Death Benefit equals the initial premium payment, increased by premium payments after issue, and reduced by a pro-rata adjustment for any withdrawal.

**The floor for the Death Benefit is** the total premium payments made under the Contract reduced by a pro-rata adjustment for any withdrawal.

**Enhanced Death Benefit Options**. Under the Enhanced Death Benefit options, if you die before the annuity start date, your beneficiary will receive the greater of the Standard Death Benefit and the Enhanced Death Benefit option elected. For purposes of calculating the 5.5% Solution Enhanced Death Benefit and the Max 5.5 Enhanced Death Benefit, certain investment portfolios, and the Fixed Account are designated as "Special Funds."

The following investment options are designated as Special Funds: the ING Liquid Assets Portfolio and the Fixed Interest Division.

    The ProFunds VP Rising Rates Opportunity Portfolio is also a Special Fund, but closed to new allocations effective April 30, 2007.

    For Contracts issued prior to September 2, 2003, however, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

    The ING Limited Maturity Bond Portfolio is a Special Fund, but closed to new allocations effective March 12, 2004.

    For Contracts issued on or after May 1, 2003, but prior to August 21, 2006, the ING Intermediate Bond Portfolio is designated as a Special Fund.

We may, with 30 days notice to you, designate any investment portfolio as a Special Fund on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. Selecting a Special Fund may limit or reduce the 5.5% Max Enhanced Death Benefit.

For the period during which a portion of the contract value is allocated to a Special Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

The 5.5% Solution is not available as a standalone death benefit, but the calculation is used to determine the Max 5.5 Enhanced Death Benefit.

The **5.5% Solution Enhanced Death Benefit** equals the **greatest** of:

1) the Standard Death Benefit;

2) the floor; and

3) the sum of the contract value allocated to Special Funds and the 5.5% Solution Minimum Guaranteed Death Benefit for Non-Special Funds.

For Contract issued on or after April 11, 2000, the 5.5% Solution Minimum Guaranteed Death Benefit for Special and Non-Special Funds equals premiums, adjusted for withdrawals and transfers, accumulated at 5.5% until the attainment of age 80 and thereafter at 0%, subject to a floor as described below. For Contracts issued before April 11, 2000, the 5.5% Solution Minimum Guaranteed Death Benefit allows for accumulation to continue beyond age 80, subject to the cap. Please see your contract for details regarding the terms of your death benefit.

Withdrawals of up to 5.5% per year of cumulative premiums are referred to as special withdrawals. Special withdrawals reduce the 5.5% Solution Minimum Guaranteed Death Benefit by the amount of contract value withdrawn. For any other withdrawals (withdrawals in excess of the amount available as a special withdrawal), a pro-rata adjustment to the 5.5% Solution Minimum Guaranteed Death Benefit is made. The amount of the pro-rata adjustment for withdrawals from Non-Special Funds will equal (a) times (b) divided by (c): where (a) is the 5.5% Solution Minimum Guaranteed Death Benefit for Non-Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Non-Special Funds before the withdrawal. The amount of the pro-rata adjustment for withdrawals from Special Funds will equal (a) times (b) divided by (c): where (a) is the 5.5% Solution Minimum Guaranteed Death Benefit for Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Special Funds before the withdrawal.

Transfers from Special to Non-Special Funds will reduce the 5.5% Solution Minimum Guaranteed Death Benefit for Special Funds on a pro-rata basis. The resulting increase in the 5.5% Solution Minimum Guaranteed Death Benefit in Non-Special Funds will equal the lesser of the reduction in the 5.5% Solution Minimum Guaranteed Death Benefit in Special Funds and the contract value transferred.

Transfers from Non-Special to Special Funds will reduce the 5.5% Solution Minimum Guaranteed Death Benefit in Non-Special Funds on a pro-rata basis. The resulting increase in the 5.5% Solution Minimum Guaranteed Death Benefit for Special Funds will equal the reduction in the 5.5% Solution Minimum Guaranteed Death Benefit for Non-Special Funds.

**The floor for the 5.5 % Solution Enhanced Death Benefit** is determined by the same calculations described above for the 5.5% Solution Minimum Guaranteed Death Benefit except as follows: If you transfer contract value to a Special Fund, the minimum floor will not be reduced by the transfer. Instead, a portion of the floor (equal to the percentage of contract value transferred) just prior to the transfer will be frozen (with 0% subsequent growth) unless the contract value is transferred back to the Non-Special Funds. Upon such transfer back to Non-Special Funds, we will resume accumulating that portion of the floor at the 5.5% annual effective rate as described above, subject to the age limit described above. Similarly, for contract value allocated directly to Special Funds, that portion of the floor will be the contract value allocated, and will not accumulate while invested in Special Funds. Withdrawals will reduce the floor as described for the minimum guaranteed death benefit above. Your death benefit will be the greater of the floor and the death benefit determined as described above.

The **Annual Ratchet Enhanced Death Benefit** equals the **greater of**:

1) the Standard Death Benefit; and

2) the Annual Ratchet Minimum Guaranteed Death Benefit.

The Annual Ratchet Minimum Guaranteed Death Benefit equals:

1) the initial premium payment;

2) increased dollar for dollar by any premium added after issue;

3) adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit from the prior anniversary (adjusted for new premiums and partial withdrawals) and the current contract value.

Withdrawals reduce the Annual Ratchet Minimum Guaranteed Death Benefit on a pro-rata basis, based on the amount withdrawn. The amount of the pro-rata adjustment for withdrawals will equal (a) times (b) divided by (c): where (a) is the Annual Ratchet Minimum Guaranteed Death Benefit prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value before withdrawal.

The **Max 5.5 Enhanced Death Benefit** equals the greater of the 5.5% Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit. Under this death benefit option, the 5.5% Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit are calculated in the same manner as if each were the elected benefit.

Note:    In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. The enhanced death benefits may not be available in all states.

**Death Benefit for Excluded Funds**

We will be designating certain investment portfolios as "Excluded Funds." Excluded Funds will include certain investment portfolios that, due to their volatility, will be excluded from the death benefit guarantees that might otherwise be provided. We may add new portfolios as Excluded Funds. We may also reclassify an existing portfolio as an Excluded Fund or remove such classification upon 30 days notice to you. Such reclassification will apply only to amounts transferred or otherwise added to such portfolio after the effective date of the reclassification. Investment in Excluded Funds will impact your death benefit.

For the period of time, and to the extent, that you allocate premium or contract value to Excluded Funds, your death benefit attributable to that allocation will equal the contract value of that allocation. Any guarantee of death benefit in excess of contract value otherwise provided with regard to allocations to Non-Excluded Funds, does not apply to allocations to Excluded Funds. The death benefit provided under the Contract may be reduced to the extent that you allocate premium or contract value to Excluded Funds.

Transfers from Excluded Funds to Non-Excluded funds will reduce all death benefit components for Excluded Funds on a pro-rata basis. Except with respect to any maximum guaranteed death benefit, the resulting increase in the Non-Excluded Funds death benefit component will equal the lesser of the reduction in the death benefit for Excluded Funds and the contract value transferred. With respect to the maximum guaranteed death benefit, where applicable, the resulting increase in the Non-Excluded Funds maximum guaranteed death benefit will equal the reduction in the maximum guaranteed death benefit for Excluded Funds.

Transfers from Non-Excluded Funds to Excluded Funds will reduce the Non-Excluded Funds death benefit components on a pro-rata basis. The resulting increase in the death benefit components of Excluded Funds will equal the reduction in the Non-Excluded Funds death benefit components.

**4.**    The charges, fees and expenses are as described in the prospectus for the applicable variable annuity contract with the exception of the mortality and expense risk charges for the Max 5.5 Enhanced Death Benefit. The mortality and expense risk charges for the Max 5.5 Enhanced Death Benefit elected is 1.65%

## ING USA Annuity and Life Insurance Company
### Separate Account B of ING USA Annuity and Life Insurance Company

### Deferred Combination Variable and Fixed Annuity Prospectus

# ING GOLDENSELECT OPPORTUNITIES®

**April 30, 2012**

This prospectus describes ING GoldenSelect Opportunities, a group and individual deferred combination variable annuity contract (the "Contract") offered for sale by ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we," "us" or "our") through Separate Account B (the "Separate Account"). The Contract was available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") under the Internal Revenue Code of 1986, as amended (the "Tax Code"), as well as those that did not qualify for such treatment ("non-qualified Contracts"). We currently do not offer this Contract for sale to new purchasers.

The Contract provides a means for you to invest your premium payments in one or more mutual fund investment portfolios. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. For Contracts sold in some states, not all Fixed Interest Allocations or subaccounts are available. The investment portfolios available under your Contract are listed on the next page.

You have a right to return a Contract within 10 days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. Longer free look periods apply in some states and in certain situations.

**Replacing an existing annuity with the Contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the Contract may have new charges.**

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated April 30, 2012, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

**The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.**

**An investment in any subaccount through a Trust or Fund is not a bank deposit and is not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency.**

**We pay compensation to broker/dealers whose registered representatives sell the Contract. See "Other Contract Provisions – Selling the Contract," for further information about the amount of compensation we pay.**

*The investment portfolios are listed on the next page.*

The investment portfolios currently available under your Contract are:

BlackRock Global Allocation V.I. Fund (Class III)
Fidelity® VIP *Contrafund*® Portfolio (Class S2)
ING American Funds Asset Allocation Portfolio
ING American Funds Bond Portfolio
ING American Funds International Portfolio
ING American Funds World Allocation Portfolio (Class S)
ING Baron Growth Portfolio (Class S)
ING BlackRock Inflation Protected Bond Portfolio (Class S)
ING BlackRock Science and Technology Opportunities
  Portfolio (Class S)
ING Columbia Small Cap Value II Portfolio (Class S)
ING Davis New York Venture Portfolio (Class S)
ING DFA World Equity Portfolio (Class S)
ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio (Class S2)
ING Franklin Income Portfolio (Class S2)
ING Franklin Mutual Shares Portfolio (Class S)
ING Franklin Templeton Founding Strategy Portfolio (Class S)
ING Growth and Income Portfolio (Class ADV)
ING Intermediate Bond Portfolio (Class S)
ING International Index Portfolio (Class S)
ING Invesco Van Kampen Comstock Portfolio (Class S)
ING Invesco Van Kampen Equity and Income Portfolio
  (Class S)
ING Invesco Van Kampen Growth and Income Portfolio
  (Class S2)
ING JPMorgan Mid Cap Value Portfolio (Class S)
ING Large Cap Growth Portfolio (Class ADV)
ING Large Cap Value Portfolio (Class S)
ING Liquid Assets Portfolio (Class S2)

ING Marsico Growth Portfolio (Class S2)
ING MFS Total Return Portfolio (Class S2)
ING MidCap Opportunities Portfolio (Class S)
ING Morgan Stanley Global Franchise Portfolio (Class S2)
ING Oppenheimer Active Allocation Portfolio (Class S)
ING Oppenheimer Global Portfolio (Class S)
ING PIMCO Total Return Bond Portfolio (Class S2)
ING Pioneer Mid Cap Value Portfolio (Class S)
ING Retirement Conservative Portfolio (Class ADV)
ING Retirement Growth Portfolio (Class ADV)
ING Retirement Moderate Growth Portfolio (Class ADV)
ING Retirement Moderate Portfolio (Class ADV)
ING Russell™ Large Cap Growth Index Portfolio (Class S)
ING Russell™ Large Cap Index Portfolio (Class S)
ING Russell™ Large Cap Value Index Portfolio (Class S)
ING Russell™ Mid Cap Growth Index Portfolio (Class S)
ING Russell™ Mid Cap Index Portfolio (Class S)
ING Russell™ Small Cap Index Portfolio (Class S)
ING Small Company Portfolio (Class S)
ING Templeton Foreign Equity Portfolio (Class S)
ING Templeton Global Growth Portfolio (Class S2)
ING T. Rowe Price Capital Appreciation Portfolio
  (Class S2)
ING T. Rowe Price Equity Income Portfolio (Class S2)
ING T. Rowe Price Growth Equity Portfolio (Class S)
ING U.S. Bond Index Portfolio (Class S)
ING WisdomTree<sup>SM</sup> Global High-Yielding Equity Index
  Portfolio (Class S)

These investment portfolios comprise the subaccounts open to new premiums and transfers. More information can be found in the appendices. See Appendix A for all subaccounts and valuation information. Appendix B highlights each portfolio's investment objective and adviser (and any subadviser or consultant), as well as indicates recent portfolio changes. **If you received a summary prospectus for any of the underlying investment portfolios available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.**

The following investment portfolios are closed to new investments:

ING American Funds Growth Portfolio
ING Artio Foreign Portfolio
ING Large Cap Growth Portfolio (Class S)

## TABLE OF CONTENTS

## INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

| Special Term | Page |
|---|---|
| Accumulation Unit | 5 |
| Annuitant | 14 |
| Annual Ratchet | 27 |
| Annuity Start Date | 14 |
| Cash Surrender Value | 18 |
| Claim Date | 48 |
| Contract Date | 13 |
| Contract Owner | 13 |
| Contract Value | 17 |
| Contract Year | 13 |
| Covered Fund | 7 |
| Earnings Multiplier Benefit | 51 |
| Excluded Fund | 7 |
| Fixed Account | 19 |
| Fixed Interest Allocation | 19 |
| Fixed Interest Division | 19 |
| Free Withdrawal Amount | 9 |
| ING LifePay Plus Base | 27 |
| Market Value Adjustment | C2 |
| Max 7 Enhanced Death Benefit | 50 |
| Net Investment Factor | 5 |
| Net Rate of Return | 5 |
| Quarterly Ratchet Enhanced Death Benefit | 49 |
| Restricted Fund | 7 |
| Rider Date | 20 |
| 7% Solution Death Benefit Element | 50 |
| Special Fund | 7 |
| Standard Death Benefit | 49 |

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

| Term Used in This Prospectus | Corresponding Term Used in the Contract |
|---|---|
| Accumulation Unit Value | Index of Investment Experience |
| Annuity Start Date | Annuity Commencement Date |
| Contract Owner | Owner or Certificate Owner |
| Contract Value | Accumulation Value |
| Transfer Charge | Excess Allocation Charge |
| Fixed Interest Allocation | Fixed Allocation |
| Free Look Period | Right to Examine Period |
| Guaranteed Interest Period | Guarantee Period |
| Subaccount(s) | Division(s) |
| Net Investment Factor | Experience Factor |
| Regular Withdrawals | Conventional Partial Withdrawals |
| Withdrawals | Partial Withdrawals |

## FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. For more information about the fees and expenses, please see the "Charges and Fees" section later in this prospectus.

**The first table** describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes may also be deducted.

### Contract Owner Transaction Expenses[1]

Surrender Charge:

| Complete Years Elapsed Since Premium Payment | 0 | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8+ |
|---|---|---|---|---|---|---|---|---|---|
| Surrender Charge (as a percentage of Premium Payment withdrawn) | 8% | 7% | 6% | 5% | 4% | 3% | 2% | 1% | 0% |

Transfer Charge ................................................................................. $25 per transfer, currently zero

Premium Tax[2] ........................................................................... 0% to 3.5%

Overnight Charge[3] .................................................................... $20

[1]    If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

[2]    Any premium tax is deducted from the contract value.

[3]    You may choose to have this charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

**The next table** describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Trust or Fund fees and expenses.

### Separate Account Annual Charges
*Contract without any of the optional riders that may be available*

Annual Contract Administrative Charge[1]................................................................. $30

(We waive this charge if the total of your premium payments is $100,000 or more, or if your contract value at the end of a contract year is $100,000 or more.)

| | Standard Death Benefit | Quarterly Ratchet Enhanced Death Benefit | Max 7 Enhanced Death Benefit |
|---|---|---|---|
| Mortality & Expense Risk Charge | 1.25% | 1.50% | 1.80% |
| Asset-Based Administrative Charge | 0.15% | 0.15% | 0.15% |
| Total[2] | 1.40% | 1.65% | 1.95% |

[1]    We deduct this charge on each contract anniversary and on surrender.

[2]    These charges are as a percentage of average contract value in each subaccount. These annual charges are deducted daily.

**The next tables** show the charges for the optional riders currently available with the Contract. These charges would be in addition to the Separate Account Annual Charges noted above. In addition to the Earnings Multiplier Benefit rider, you may add only one of the three living benefit riders, namely: the Minimum Guaranteed Income Benefit; ING LifePay Plus Minimum Guaranteed Withdrawal Benefit; and ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit. For more information about which one may be right for you, please see "Living Benefit Riders." For more information about the charges for the optional riders, please see "Charges and Fees – Optional Rider Charges."

## Optional Rider Charges[1]

Earnings Multiplier Benefit rider:

| As an Annual Charge (Charge Deducted Quarterly) | Maximum Annual Charge |
| --- | --- |
| 0.30% of contract value | 0.30% of contract value |

Minimum Guaranteed Income Benefit rider[2]:

| As an Annual Charge (Charge Deducted Quarterly) | Maximum Annual Charge |
| --- | --- |
| 0.75% of the MGIB Charge Base | 1.50% of the MGIB Charge Base |

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider[3]:

| As an Annual Charge  Currently (Charge Deducted Quarterly) | Maximum Annual Charge |
| --- | --- |
| 1.00% of the ING LifePay Plus Base | 1.50% of the ING LifePay Plus Base |

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider[4]:

| As an Annual Charge  Currently (Charge Deducted Quarterly) | Maximum Annual Charge |
| --- | --- |
| 1.20% of the ING LifePay Plus Base | 1.70% of the ING LifePay Plus Base |

[1] Optional rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent. The basis for an optional rider charge is sometimes a charge base, benefit base or contract value, as applicable. Optional rider charges are deducted from the contract value in your subaccount allocations (and/or your Fixed Interest Allocations if there is insufficient contract value in the subaccounts).

[2] For more information about how the MGIB Charge Base is determined, please see "Living Benefit Riders – Minimum Guaranteed Income Benefit Rider (the "MGIB rider") – Rider Charge."

[3] The ING LifePay Plus Base is calculated based on premium, if this rider is elected at contract issue. The ING LifePay Plus Base is calculated based on contract value, if this rider is added after contract issue. The charge for this rider can increase upon the Annual Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge. We promise not to increase the charge for your first five contract years. For more information about the ING LifePay Plus Base and Annual Ratchet, please see "Charges and Fees – Optional Rider Charges – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge" and "Living Benefit Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider – Annual Ratchet."

[4] The ING LifePay Plus Base is calculated based on premium, if this rider is elected at contract issue. The ING LifePay Plus Base is calculated based on contract value, if this rider is added after contract issue. The charge for this rider can increase upon the Annual Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge. We promise not to increase the charge for your first five contract years. For more information about the ING LifePay Plus Base and Annual Ratchet, please see "Charges and Fees – Optional Rider Charges – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge" and "Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider – Annual Ratchet."

**The next item** shows the minimum and maximum total operating expenses charged by the Trust or Fund that you may pay periodically during the time that you own the Contract. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

| Total Annual Trust or Fund Operating Expenses | Minimum | Maximum |
|---|---|---|
| (expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees[1,2], and other expenses): | 0.63% | 1.47% |

[1] The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the Fund or Trust prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above.

[2] No Trust or Fund currently charges a redemption fee. For more information about redemption fees, please see "Charges and Fees – Charges Deducted from the Contract Value – Redemption Fees."

**Example**
This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The costs reflected are the maximum charges for the Contract with the Quarterly Ratchet Enhanced Death Benefit and the most expensive combination of riders possible: Earnings Multiplier Benefit and ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit. The Example also assumes that your investment has a 5% return each year, and assumes the maximum Trust or Fund fees and expenses. Excluded are premium taxes and any transfer charges.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| 1) If you surrender or annuitize your contract at the end of the applicable time period: | | | |
|---|---|---|---|
| 1 year | 3 years | 5 years | 10 years |
| $1,320 | $2,187 | $3,090 | $5,580 |
| 2) If you do *not* surrender your contract: | | | |
| 1 year | 3 years | 5 years | 10 years |
| $520 | $1,587 | $2,690 | $5,580 |

Compensation is paid for the sale of the Contracts. For information about this compensation, see "Other Contract Provisions – Selling the Contract."

**Fees Deducted by the Funds**
    **Fund Fee Information.** The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training

conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

**How Fees are Deducted.** Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

## CONDENSED FINANCIAL INFORMATION

**Accumulation Unit**
We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

Tables containing (i) the accumulation unit value history of each subaccount of ING USA Separate Account B offered in this prospectus and (ii) the total investment value history of each such subaccount are presented in "Appendix A — Condensed Financial Information" – for the lowest and highest combination of asset-based charges. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the Contract. Complete information is available in the SAI.

**The Net Investment Factor**
The Net Investment Factor is an index number which reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

1) We take the net asset value of the subaccount at the end of each business day.
2) We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.
3) We divide (2) by the net asset value of the subaccount at the end of the preceding business day.
4) We then subtract the applicable daily charges from the subaccount; the mortality and expense risk charge; the asset-based administrative charge; and any optional rider charges.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

**Financial Statements**
The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B and the financial statements and the related notes to financial statements for ING USA Annuity and Life Insurance Company are included in the Statement of Additional Information.

## ING USA SEPARATE ACCOUNT B

ING USA Separate Account B ("Separate Account B") was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of a Trust or Fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however,

be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. When we deduct the fees we charge for the Contract, these would constitute excess assets that we would transfer to the general account. We are obligated to pay all benefits and make all payments provided under the Contracts, and will keep the Separate Account fully funded to cover such liabilities.

Note:     Other variable annuity contracts that invest in Separate Account B, but are not discussed in this prospectus. Separate Account B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract — Addition, Deletion, or Substitution of Subaccounts and Other Changes."

## ING USA ANNUITY AND LIFE INSURANCE COMPANY

ING USA is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of ING, ING is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ING USA Annuity and Life Insurance Company.

Directed Services LLC, the distributor of the Contracts and the investment manager of the ING Investors Trust, is also a wholly owned indirect subsidiary of ING. ING also indirectly owns ING Investments, LLC and ING Investment Management Co. LLC, portfolio managers of the ING Investors Trust and the investment managers of the ING Variable Insurance Trust, ING Variable Products Trust and ING Variable Product Portfolios, respectively.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or combinations thereof. On November 10, 2010, ING announced that ING and its U.S. insurance affiliates, including the Company, are preparing for a base case of an initial public offering ("IPO") of the Company and its U.S.-based insurance and investment management affiliates.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

**Regulatory Matters.**  As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. Some of these investigations and inquiries could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines, and other financial liability. The potential economic consequences cannot be predicted, but management does not believe that the outcome of any such action will have a material adverse effect on the Company's financial position or results of operations. It is the practice of the Company and its affiliates to cooperate fully in these matters.

**Product Regulation.**  Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "Federal Tax Considerations" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

## THE TRUSTS AND FUNDS

**You will find information about the Trusts and Funds currently available under your Contract in "Appendix B — The Investment Portfolios." A prospectus containing more complete information on each Trust or Fund may be obtained by calling our Customer Service Center at (800) 366-0066. You should read the prospectus carefully before investing.**

Certain funds are designated as "Master-Feeder" or "fund of funds." Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities. Consult with your investment professional to determine if the Portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

In the event that, due to differences in tax treatment or other considerations, the interests of the contract owners participating in the Trusts or Funds conflict, we, the Board of Trustees or Directors of the Trusts or Funds, and any other insurance companies participating on the Trusts or Funds will monitor events to identify and resolve any material conflicts that may arise.

**Restricted Funds**
We may, with 30 days notice to you, designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may also change the limitations on existing contracts with respect to new premiums added to investment portfolios and with respect to new transfers to investment portfolios. We may establish any limitations, at our discretion, as a percentage of premium or contract value, or as a specified dollar amount, and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. If we designate an investment option as a Restricted Fund or set applicable limitations, such change will apply only to transactions made after the designation.

We limit your investment in the Restricted Funds on an aggregate basis for all Restricted Funds and for each individual Restricted Fund. Currently, we limit an investment in Restricted Funds to the following limitations: no more than $999,999,999, and no more than 30 percent of contract value. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Funds has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Funds. However, if the contract value in the Restricted Funds exceed the aggregate limit, if you take a withdrawal, it must come from either the Restricted Funds or pro-rata from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will allocate pro-rata the portion of any premium payment that exceeds the limits with a Restricted Fund to your other investment option choices not designated as Restricted Funds, or to a specially designated subaccount if there are none (currently, the ING Liquid Asset Portfolio), unless you instruct us otherwise.

We will not permit a transfer to the Restricted Funds if it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. If the total amount of your requested transfer exceeds the applicable limits, we will inform your financial representative or you that we will not process any part of the transfer and that new instructions will be required. We will not limit transfers from Restricted Funds. If the multiple reallocations lower the percentage of total contract value in Restricted Funds, we will permit the reallocation even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "Withdrawals" and "Transfers Among Your Investments (Excessive Trading Policy)" in this prospectus for more information on the effect of Restricted Funds.

**Covered Funds, Special Funds and Excluded Funds**
For purposes of determining death benefits and benefits under the optional benefit riders (but not the earnings multiplier benefit rider), we assign the investment options to one of three categories of funds. The categories are:

1) Covered Funds;
2) Special Funds; and
3) Excluded Funds.

Allocations to Covered Funds participate fully in all guaranteed benefits. Allocations to Special Funds could affect the death benefit and/or optional benefit rider guarantee that may otherwise be provided. Allocations to Excluded Funds do not participate in any guaranteed benefits, due to their potential for volatility. No investment options are currently designated as Excluded Funds.

Designation of investment options under these categories may vary by benefit. For example, we may designate an investment option a Special Fund for purposes of calculating a benefit under an optional benefit rider, but not a death benefit, or for calculating one death benefit and not another. We may, with 30 days notice to you, designate any investment option as a Special or Excluded Fund with respect to new premiums added to such investment option and also with respect to new transfers to such investment option. For more information about these categories of funds with a death benefit, please see "Death Benefit Choices – Death Benefit During the Accumulation Phase" and Appendix F for examples. These categories of funds also apply to the Minimum Guaranteed Income Benefit rider. Please see "Living Benefit Riders – Minimum Guaranteed Income Benefit Rider (the "MGIB rider")" for more information.

## CHARGES AND FEES

We deduct the Contract charges described below to compensate us for our costs and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a Contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. We expect to profit from the charges, including the mortality and expense risk charge and rider and benefit charges, and we may use such profits to finance the distribution of Contracts.

**Charge Deduction Subaccount**
You may elect to have all charges, except daily charges, against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the Liquid Assets subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, we will deduct the charges as discussed below. You may cancel this option at any time by sending notice to our Customer Service Center in a form satisfactory to us.

**Charges Deducted from the Contract Value**
We deduct the following charges from your contract value:

**Surrender Charge.** We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the 8-year period from the date we receive and accept a premium payment. We base the surrender charge on a percentage of each premium payment withdrawn. The surrender charge is based on the amount requested for withdrawal. The surrender charge is deducted from the contract value remaining after you have received the amount requested for withdrawal. This charge is intended to cover sales expenses that we have incurred. We may reduce or waive the surrender charge in certain situations. We will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment as follows:

| Complete Years Elapsed Since Premium Payment | 0 | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8+ |
|---|---|---|---|---|---|---|---|---|---|
| Surrender Charge (as a percentage of Premium Payment withdrawn) | 8% | 7% | 6% | 5% | 4% | 3% | 2% | 1% | 0% |

**Waiver of Surrender Charge for Extended Medical Care or Terminal Illness.**  We will waive the surrender charge in most states in the following events: (i) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and we receive your request for the surrender or withdrawal, together with all required documentation at our Customer Service Center during the term of your care or within 90 days after the last day of your care; or (ii) you are first diagnosed by a qualified medical professional, on or after the first contract anniversary, as having a qualifying terminal illness.  We have the right to require an examination by a physician of our choice.  If we require such an examination, we will pay for it.  You are required to send us satisfactory written proof of illness.  See your Contract for more information.  The waiver of surrender charge may not be available in all states.

**Free Withdrawal Amount.**  The Free Withdrawal Amount is the total of (i) your cumulative earnings (which is your contract value less premium payments received and prior withdrawals), and (ii) 10% of premium payments not previously withdrawn received within 8 years prior to the date of the withdrawal.

**Surrender Charge for Excess Withdrawals.**  We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distribution requirements under the Tax Code.  We consider a withdrawal to be an excess withdrawal when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount.  When you are receiving systematic withdrawals, any combination of regular withdrawals and systematic withdrawals taken will be included in determining the amount of the excess withdrawal.  In other words, if any single withdrawal or sum of withdrawals exceeds the Free Withdrawal Amount, then you will incur a surrender charge on the excess portion, no matter that the withdrawal is a regular withdrawal or a systematic withdrawal.  Premium taxes may also apply.  We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken.  In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionately from all other subaccounts and Fixed Interest Allocations in which you are invested.  **Any withdrawal from a Fixed Interest Allocation more than 30 days before its maturity date will trigger a Market Value Adjustment.**  See Appendix C for more information.

For the purpose of calculating the surrender charge for an excess withdrawal:  (i) we treat premiums as being withdrawn on a first-in, first-out basis; and (ii) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments.  We have included an example of how this works in Appendix E. Although we treat premium payments as being withdrawn before earnings for purpose of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

**Premium Taxes.**  We may charge for state and local premium taxes depending on your state of residence.  These taxes can range from 0% to 3.5% of the premium payment.  We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value or in the case of a living benefit rider, the benefit base (e.g., MGIB Charge Base or ING LifePay Plus Base), if exercised on the annuity start date.  However, some jurisdictions impose a premium tax at the time initial and additional premiums are paid, regardless of when the annuity payments begin.  In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal or on the annuity start date.

**Administrative Charge.**  We deduct an annual administrative charge on each Contract anniversary.  If you surrender your Contract prior to a Contract anniversary, we deduct an administrative charge when we determine the cash surrender value payable to you.  The charge is $30 per Contract.  We waive this charge if your contract value is $100,000 or more at the end of a contract year or the total of your premium payments is $100,000 or more or under other conditions established by ING USA.  We deduct the charge proportionately from all subaccounts in which you are invested.  If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

**Transfer Charge.**  We currently do not deduct any charges for transfers made during a contract year.  We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year.  The charge will not apply to any transfers due to the election of dollar cost averaging or automatic rebalancing.

**Redemption Fees.**  If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of withdrawals, transfers or other fund transactions you initiate.  Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value.  For a more complete description of the funds' fees and expenses, review each fund's prospectus.

**Overnight Charge.** You may choose to have the $20 charge for overnight delivery deducted from the net amount of withdrawal you would like sent to you by overnight delivery service.

**Charges Deducted from the Subaccounts**

**Mortality and Expense Risk Charge.** The amount of the mortality and expense risk charge depends on the death benefit you have elected. The charge is deducted on each business day and is a percentage of average daily assets based on the assets you have in each subaccount. The mortality and expense risk charge compensates the Company for death benefit and annuitization risks and the risk that expense charges will not cover actual expenses. If there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of contracts.

| Standard Death Benefit | Quarterly Ratchet Enhanced Death Benefit | Max 7 Enhanced Death Benefit |
|---|---|---|
| Annual Charge 1.25% | Annual Charge 1.50% | Annual Charge 1.80% |

**Asset-Based Administrative Charge.** The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. We deduct the charge on each business day at the rate of 0.0004% of average daily assets based on the assets you have in each subaccount for each day since the previous business day.

**Optional Rider Charges.** Some features and benefits of the Contract, if available, are available by rider for an additional charge. Availability is subject to state approval and sometimes broker/dealer approval. Once elected, a rider cannot be canceled independently of the Contract. Below is information about the charge for a rider. Riders are subject to conditions and limitations. For more information about how the Earnings Multiplier Benefit rider works, including the conditions and limitations, please see "Death Benefit Choices – Death Benefit During the Accumulation Phase – Earnings Multiplier Benefit Rider." For more information about how each living benefit rider works, including the defined terms used in connection with the riders, as well as the conditions and limitations, please see "Living Benefit Riders."

**Earnings Multiplier Benefit Rider Charge.** Subject to state availability, you may purchase the earnings multiplier benefit rider for both non-qualified and qualified Contracts either at issue or on the next contract anniversary following the introduction of the benefit in your state, if later. So long as the rider is in effect, we will deduct a separate quarterly charge for the rider through a pro-rata reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccounts, we will deduct the charges from your Fixed Interest Allocations starting with the allocation nearest its maturity date. If that is insufficient, we will deduct the charge from the allocation next nearest its maturity date, and so on. We deduct the rider charge on each quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. If you surrender or annuitize your Contract, we will deduct a pro-rata portion of the charge for the current quarter based on the current contract value immediately prior to the surrender or annuitization. The quarterly charge for the earnings multiplier benefit rider is 0.08% (0.30% annually). For a description of the rider, see "Death Benefit Choices - Earnings Multiplier Benefit Rider."

**Minimum Guaranteed Income Benefit (MGIB) Rider Charge.** The charge for the MGIB rider, a living benefit, is deducted quarterly, and is a percentage of the MGIB Charge Base:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 1.50% | 0.75% |

We deduct the quarterly charge in arrears from the subaccounts in which you are invested based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. The charge is deducted even if you decide never to exercise your right to annuitize under this rider. For more information about how this rider works, including how the MGIB Charge Base is determined, please see "Living Benefit Riders – Minimum Guaranteed Income Benefit Rider (the "MGIB rider")."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the

Market Value Adjustment, please see Appendix C.  We reserve the right to change the charge for this rider, subject to the maximum annual charge.  If changed, the new charge will only apply to riders issued after the change.

**ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge.**  The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 1.50% | 1.00% |

This quarterly charge is a percentage of the ING LifePay Plus Base.  We deduct the charge in arrears based on the contract date (contract year versus calendar year).  In arrears means the first charge is deducted at the end of the first quarter following the rider effective date.  If the rider is elected at contract issue, the rider effective date is the same as the contract date.  If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary.  A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.  The charge will be pro-rated when the rider is terminated.  Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status.  Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met.  We reserve the right to increase the charge for the ING LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins.  You will never pay more than new issues of this rider, subject to the maximum annual charge.  We promise not to increase the charge for your first five contract years.  For more information about how this rider works, please see "Living Benefit Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply.  But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation.  With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity.  For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C.

**Please Note:**  *The above information pertains to the form of the ING LifePay Plus rider which was available for sale from May 1, 2009 until March 15, 2010 in states where approved.  If you purchased a prior version of the ING LifePay Plus rider, please see Appendix J for more information.*

**ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge.**  The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 1.70% | 1.20% |

This quarterly charge is a percentage of the ING LifePay Plus Base.  We deduct the charge in arrears based on the contract date (contract year versus calendar year).  In arrears means the first charge is deducted at the end of the first quarter following the rider effective date.  If the rider is elected at contract issue, the rider effective date is the same as the contract date.  If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary.  A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.  The charge will be pro-rated when the rider is terminated.  Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status.  Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met.  We reserve the right to increase the charge for the ING Joint LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins.  You will never pay more than new issues of this rider, subject to the maximum annual charge.  We promise not to increase the charge for your first five contract years.  For more information about how this rider works, please see "Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply.  But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation.  With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity.  For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C.

**Please Note:** *The above information pertains to the form of the ING Joint LifePay Plus rider which was available for sale from May 1, 2009 until March 15, 2010, in states where approved. If you purchased a prior version of the ING Joint LifePay Plus rider, please see Appendix J for more information.*

**Trust and Fund Expenses**

As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.** You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

The company may receive substantial revenue from each of the funds or from the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

**Revenue Received from Affiliated Funds.**

The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:

- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the Company. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment advisor or the investment advisor's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

**Revenue Received from Unaffiliated Funds.** Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:

- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2011, in connection with the registered annuity contracts issued by the company, that ranking would be as follows:

- BlackRock Variable Series Funds, Inc.
- Fidelity® Variable Insurance Products

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2011, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. For more information, please see "Other Contract Provisions – Selling the Contract."


## THE ANNUITY CONTRACT

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of the Trusts and Funds through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account. See Appendix C for more information on the Fixed Account. If you have any questions concerning this Contract, contact your registered representative or call our Customer Service Center at (800) 366-0066.

**Contract Date and Contract Year**
The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

**Contract Owner**
You are the contract owner. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners. In the event a selected death benefit is not available, the Standard Death Benefit will apply.

The death benefit becomes payable when you die. If the owner is a non-natural owner, the death benefit is payable upon the death of the annuitant. In the case of a sole contract owner who dies before the annuity start date, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the annuity start date, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation. See "Joint Owner," below.

**Joint Owner**

For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner and the death benefit will be payable. Joint owners may only select the Standard Death Benefit option. The Earnings Multiplier Benefit rider is not available when there are joint owners.

Any addition or deletion of a joint owner is treated as a change of owner which may affect the amount of the death benefit. See "Change of Contract Owner or Beneficiary," below. If you have elected an Enhanced Death Benefit, and you add a joint owner after issue, the Enhanced Death Benefit from the date of change will end. If the older joint owner is attained age 85 or under, the Standard Death Benefit will apply. If the older joint owner is attained age 86 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. If you elected the Earnings Multiplier Benefit rider, it will terminate if you add a joint owner after issue. Note that returning a Contract to single owner status will not restore any Enhanced Death Benefit or the earnings multiplier benefit. Unless otherwise specified, the term "age" when used for joint owners shall mean the age of the oldest owner.

**Annuity Start Date**

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

**Annuitant**

The annuitant is the person designated by you to be the measuring life in determining annuity payments. On and after May 1, 2009, a joint annuitant may also be designated. You are the annuitant unless you name another annuitant in the application. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. In the case of a non-natural owner and joint annuitants, the oldest annuitant's age is used. The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. You may not change the annuitant after the Contract is in effect except as described below.

If the contract owner is an individual, and the annuitant dies before the annuity start date and you have named a contingent annuitant, the contingent annuitant becomes the annuitant. If the annuitant dies before the annuity start date and there is no contingent annuitant, the contract owner will become the annuitant. In the event of joint owners, the youngest will be the contingent annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

If the contract owner is not an individual, and the annuitant dies before the annuity start date, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax adviser for more information if the contract owner is not an individual.

**Beneficiary**

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner, who is a spouse, dies before the income phase start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, we pay the death benefit proceeds to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries, unless you indicate otherwise in writing.

Please note that only the Standard Death Benefit is available on a Contract with joint annuitants.

**Change of Contract Owner or Beneficiary**

During the annuitant's lifetime, you may transfer ownership of a non-qualified Contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the contract, the amount of the earnings multiplier benefit, if applicable, and the continuation of any other optional rider that you have elected. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges (the annuitant's age for non-natural owners). The new owner's death will determine when a death benefit is payable (the annuitant's death for non-natural owners).

If you have elected the Standard Death Benefit option, the minimum guaranteed death benefit will continue if the new owner is age 85 or under on the date of the ownership change. For the Enhanced Death Benefit options, if the new owner is age 79 or under on the date that ownership changes, the minimum guaranteed death benefit will continue. If the new owner is age 80 to 85, the Enhanced Death Benefit will end, and the death benefit will become the Standard Death Benefit. For all death benefit options, 1) if the new owner's attained age is 86 or over on the date of the ownership change, or 2) if the new owner is not an individual (other than a trust for the benefit of the owner or annuitant), the death benefit will be the cash surrender value. Attained age is the age of the owner at the time the contract is issued plus the number of full years elapsed since the contract date. The mortality and expense risk charge going forward will reflect the change in death benefit. Please note that once a death benefit has been changed due to a change in owner, a subsequent change to a younger owner will not restore any Enhanced Death Benefits.

If you have elected the earnings multiplier benefit rider, and the new owner is under age 76, the rider will continue. The benefit will be adjusted to reflect the attained age of the new owner as the issue age. We will use the Maximum Base and Benefit Base percentages in effect on the original rider date to calculate the benefit. If the new owner is age 76 or over, the rider will terminate. If you have not elected the earnings multiplier benefit rider, the new owner may not add the rider upon the change of ownership. If you have elected another optional rider, the rider will terminate upon a change of ownership.

An ownership change may cause a living benefit rider to terminate. Such depends on the rider and whether spousal continuation is allowed. For more information about an ownership change with the MGIB rider, please see "Living Benefit Riders – Minimum Guaranteed Income Benefit (the "MGIB rider") Rider." For more information with the ING LifePay Plus rider, please see "Living Benefit Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider." And for more information with the ING Joint LifePay Plus rider, please see "Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider."

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract. In the event of joint owners all must agree to change a beneficiary.

In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an income phase payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to our Customer Service Center. Please date your requests. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

**Purchase and Availability of the Contract**

We are no longer offering the Contract for sale to new purchasers.

We will issue a Contract only if both the annuitant and the contract owner are age 75 or younger at the time of application. But the Contract may not be available to all ages through all broker-dealers.

The initial premium payment must be $5,000 or more ($1,500 for qualified Contracts). You may make additional payments of $100 or more ($50 for qualified Contracts) at any time after the free look period and up to the contract anniversary after your 86[th] birthday. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. An initial or additional

premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,500,000 requires our prior approval.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes.  The tax-deferred feature is more attractive to people in high federal and state tax brackets.  You should not buy this Contract: (i) if you are looking for a short-term investment; (ii) if you cannot risk getting back less money than you put in; or (iii) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract.  **When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.**

**Replacing an existing insurance contract with this Contract may not be beneficial to you.  Before purchasing the Contract, determine whether your existing contract will be subject to any fees or penalties upon surrender.  Also, compare the fees, charges, coverage provisions and limitations, if any, of your existing contract with those of the Contract described in this prospectus.**

IRAs and other qualified plans already have the tax-deferral feature found in this Contract.  For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income.  You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost.  See "Charges and Fees" in this prospectus.  If you are considering an Enhanced Death Benefit Option and/or the Earnings Multiplier Benefit rider and your contract will be an IRA, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit" in this prospectus.  If this contract is issued as an IRA, no contributions may be made for the taxable year in which you attain age 70½.

**Crediting of Premium Payments**
We will process your initial premium within 2 business days after receipt, if the application and all information necessary for processing the Contract are complete.  We will process subsequent premium payments within 1 business day if we receive all information necessary.  In certain states we also accept initial and additional premium payments by wire order.  Wire transmittals must be accompanied by sufficient electronically transmitted data.  We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application.  If the application cannot be completed within this period, we will inform you of the reasons for the delay.  We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed.  If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

We will allocate your initial payment according to the instructions you specified.  If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount.  If we are unable to reach you or your representative within 5 days, we will consider the application incomplete.  For initial premium payments designated for a subaccount of Separate Account B, we will credit the payment at the accumulation unit value next determined after we receive your premium payment and the completed application.  Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account B specified by you within 2 business days.

If your premium payment was transmitted by wire order from your broker/dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions.  The procedure we follow depends on state availability and the procedures of your broker/dealer.

1) If either your state or broker/dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment.  If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided.  Some states require that we return the premium paid.

2) If your state and broker/dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution.  Until our Customer Service Center receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker/dealer may execute any financial transactions on your Contract unless they are requested in writing by you.  We may require additional information before complying with your request (e.g., signature guarantee).

We will ask about any missing information related to subsequent payments.  We will allocate the subsequent payment(s) pro-rata according to the current variable subaccount allocation unless you specify otherwise.  Any fixed allocation(s) will not be

considered in the pro-rata calculations.  If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation.  For any subsequent premium payments, we will credit the payment designated for a subaccount of Separate Account B at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment to the subaccounts selected by you, we convert the premium payment into accumulation units.  We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your Contract.  The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the Liquid Assets subaccount) during the free look period.  After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected.  The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount.  Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

### Anti-Money Laundering
In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

**Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.**

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

### Administrative Procedures
We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements.  We will process your request at the contract value next determined only after you have met all administrative requirements.  Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.

### Contract Value
We determine your contract value on a daily basis beginning on the contract date.  Your contract value is the sum of (i) the contract value in the Fixed Interest Allocations, and (ii) the contract value in each subaccount in which you are invested.

   **Contract Value in Fixed Interest Allocations.**  The contract value in your Fixed Interest Allocation is the sum of premium payments allocated to the Fixed Interest Allocation under the Contract, plus contract value transferred to the Fixed Interest Allocation, plus credited interest, minus any transfers and withdrawals from the Fixed Interest Allocation (including

any Market Value Adjustment applied to such transfer or withdrawal), contract fees (including, in some cases, fees for optional benefit riders) and premium taxes.

**Contract Value in the Subaccounts.** On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period. In such a case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the ING Liquid Assets Portfolio).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

1) We take the contract value in the subaccount at the end of the preceding business day.
2) We multiply (1) by the subaccount's Net Rate of Return since the preceding business day.
3) We add (1) and (2).
4) We add to (3) any additional premium payments, and then add or subtract any transfers to or from that subaccount.
5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

**Cash Surrender Value**
The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. See Appendix C for a description of the calculation of cash surrender value under any Fixed Interest Allocation. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, adjust for any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, any redemption fees, the annual contract administrative fee (unless waived), any optional benefit rider charge, and any other charges incurred but not yet deducted.

**Surrendering to Receive the Cash Surrender Value**. You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender is effective on the date we receive your written request and the Contract at our Customer Service Center. After we receive all paperwork required for us to process your surrender, we will determine and pay the cash surrender value at the price next determined. Once paid, all benefits under the Contract will terminate. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the Liquid Assets subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

**Addition, Deletion or Substitution of Subaccounts and Other Changes**
We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your Contract, compliance with regulatory requirements, and subject to SEC approval.

We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more accounts or substitute another portfolio for existing and future investments. If you elected the dollar cost averaging, systematic withdrawals or automatic rebalancing programs, or if you have other outstanding instructions and we substitute or otherwise eliminate a portfolio subject to those instructions, we will execute your instructions using the substituted or proposed replacement portfolio, unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces. Subject to SEC approval, we reserve the right to: (i) deregister Separate Account B under the 1940 Act; (ii) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account B; and (v) combine Separate Account B with other accounts.

We will provide you with written notice before we make any of these changes.

**Fixed Interest Allocation (The Fixed Account or Fixed Interest Division)**
The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See Appendix C and the Fixed Account II prospectus for more information. In the event the Fixed Account is not available in your state, then the Fixed Interest Allocation is the Fixed Interest Division. Accordingly, see Appendix D, instead for more information. To obtain a copy of the Fixed Account II prospectus, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). The Offering Brochure for the Fixed Interest Division is also available by contacting our Customer Service Center.

**State Variations**
Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus. This prospectus provides a general description of the Contract. Your actual Contract, any endorsements and riders are the controlling documents.

**Other Contracts**
We and our affiliates offer various other products with different features and terms than the Contracts, and that may offer some or all of the same investment portfolios. These products have different benefits, fees and charges, and may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your registered representative.

## LIVING BENEFIT RIDERS

Some features and benefits of the Contract, if available, are available by rider for an additional charge. Once elected, the riders generally may not be cancelled. You may not remove the rider and charges will be assessed regardless of the performance of your Contract. Please see "Charges and Fees — Optional Rider Charges" for information on rider charges.

**The optional riders may not be available for all investors. You should analyze each rider thoroughly and understand it completely before you select one. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific investment portfolio under the contract. You should consult a qualified financial adviser in evaluating the riders. Our Customer Service Center may be able to answer your questions. The telephone number is (800) 366-0066**

The Contract has three living benefit riders offering protection against the investment risks with your Contract:

- The Minimum Guaranteed Income Benefit rider, which you may wish to purchase if you are concerned about having a minimum amount of income in annuitizing your Contract;
- The ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are concerned that you may outlive your income; and
- The ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are married and concerned that you and your spouse may outlive your income.

These living benefit riders are described further below. You may only add one living benefit rider to your Contract. We do, however, reserve the right to allow the purchase of more than one living benefit rider in the future. **You should not purchase the ING LifePay Plus rider with multiple owners, unless the owners are spouses.** More information about earlier versions of the guaranteed withdrawal benefit riders (including lifetime versions) is in the appendices.

**Minimum Guaranteed Income Benefit Rider (the "MGIB rider").** The MGIB rider is an optional benefit which guarantees a minimum amount of annuity income will be available to you if you annuitize on the MGIB Date (as defined below), regardless of fluctuating market conditions. The minimum guaranteed amount of annuity income will depend on the amount of premiums you pay during the first five contract years after you purchase the rider, the amount of contract value you allocate or transfer to Special Funds (as defined below) or Excluded Funds (as defined below), the MGIB Rate (as defined below), the adjustment for Special Fund or Excluded Fund transfers, and any withdrawals you take while the MGIB rider is in effect. Thus, investing in Special Funds or Excluded Funds may limit the benefit under the MGIB rider.

**Purchase.**  The MGIB rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, you must have been age 75 or younger on the rider date and the ten-year waiting period must end at or prior to the latest annuity start date to purchase the MGIB rider.  Before April 28, 2008, the maximum age was 79.  Some broker dealers may limit availability of the rider to younger ages.  The MGIB rider must have been purchased on the contract date. Previously, the Company in its discretion could allow the purchase of this rider after the contract date.  The MGIB rider is not available for purchase with the Max 7 Enhanced Death Benefit.  **There is a ten-year waiting period before you can annuitize under the MGIB rider.**  If you purchases this rider prior to August 21, 2006, the features and benefits of your rider may differ from those described below, please refer to your contract for more details.

**Rider Date.**  The rider date is the date the optional benefit rider becomes effective.  The rider date is also the contract date if you purchase the rider when the Contract is issued.

**No Cancellation.**  Once you purchase a rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract.  These events automatically cancel any rider.  Once the Contract continues beyond the free look period, you may not cancel the rider.  The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

**Termination.**  The MGIB rider is a "living benefit," which means the guaranteed benefit offered by the MGIB rider is intended to be available to you while you are living and while your Contract is in the accumulation phase. The MGIB rider automatically terminates if you:

- annuitize, surrender or otherwise terminate your Contract during the accumulation phase;
- you die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract;
- the contract value is insufficient to pay the charge for the MGIB rider; or
- there is a change in contract ownership (other than a spousal beneficiary continuation upon your death).

**Rider Charge.**  The current charge we deduct under the MGIB Rider is 0.75% annually of the MGIB Charge Base.  The MGIB Charge Base is the greater of (1) and (2) below, where:

1) Is the lesser of the Maximum MGIB Rollup Base and the sum of (a), (b) and (c) where:

   (a) is the MGIB Rollup Base for Covered Funds;
   (b) is the MGIB Rollup Base for Special Funds (as defined below); and
   (c) is the MGIB Rollup Base for Excluded Funds; and

2) Is the sum of (a) and (b) where:

   (a) is the MGIB Ratchet Base for Covered Funds and Special Funds; and
   (b) is the MGIB Ratchet Base for Excluded Funds.

For definitions of the Maximum MGIB Rollup Base, the MGIB Rollup Base for Covered Funds, the MGIB Rollup Base for Special Funds, the MGIB Rollup Base for Excluded Funds, the MGIB Ratchet Base for Covered Funds and Special Funds, and the MGIB Ratchet Base for Excluded Funds, see the "Calculations of the MGIB Rollup Bases" and "Calculation of the MGIB Ratchet Bases" below.

**Fund Categories.**  The MGIB Benefit Base (as defined below) is tracked separately for Covered Funds, Special Funds and Excluded Funds.  The following investment options are currently designated as Special Funds for purposes of calculating the MGIB Benefit Base:

- ING Liquid Assets Portfolio; and
- Fixed Interest Allocation.

Please note that the ProFunds VP Rising Rates Opportunity portfolio is also a Special Fund, but closed to new allocations, effective April 30, 2007.

No investment options are currently designated as Excluded Funds.  Covered Funds are any investment options not designated as Special Funds or Excluded Funds.  These fund categories apply to all calculations under the MGIB rider.  Please see "The Trust and Funds – Covered Funds, Special Funds and Excluded Funds."

For Contracts with the MGIB rider purchased before August 21, 2006 (subject to availability), the ING Intermediate Bond Portfolio is designated as a Special Fund.

**Fixed Allocation Funds Automatic Rebalancing**.  In order to mitigate the insurance risk inherent in our guarantee to provide you a guaranteed minimum amount of annuity income if you annuitize on the MGIB date (subject to the terms and restrictions of the MGIB rider), we require that your contract value be allocated in accordance with certain limitations.  In general, to the extent that you choose not to invest in the Accepted Funds, we require that a proportion of the amount not so invested be invested in the Fixed Allocation Funds.  We will require this allocation regardless of your investment instructions to the contract, as described below.

For Contracts with the MGIB rider purchased on and after August 21, 2006 (subject to availability), there is an allocation requirement.  If the contract value in the Fixed Allocation Funds (as defined below) is less than a percentage of the total contract value allocated to the Fixed Allocation Funds and Other Funds (as defined below) on any MGIB Rebalancing Date (as defined below), we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the appropriate percentage of this amount is allocated to the Fixed Allocation Funds.  This is called Fixed Allocation Funds Automatic Rebalancing and the percentage is stated in your Contract.  Currently, the minimum Fixed Allocation Fund percentage is zero.  <u>Accepted Funds are excluded from this rebalancing</u>.  Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date.

The MGIB Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Currently, the Accepted Funds are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Conservative Portfolio |
| ING American Funds Asset Allocation Portfolio | ING Retirement Growth Portfolio |
| ING American Funds World Allocation Portfolio | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | ING T. Rowe Price Capital Appreciation Portfolio |
| ING MFS Total Return Portfolio | Fixed Interest Allocation |
| ING Oppenheimer Active Allocation Portfolio | |

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio

We may change these designations at any time upon 30 days notice to you.  If a change is made, the change will apply to contract value allocated to such investment portfolios after the date of the change.

Currently, the Fixed Allocation Funds are:

| | |
|---|---|
| ING American Funds Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING BlackRock Inflation Protected Bond Portfolio | ING Intermediate Bond Portfolio |
| ING U.S. Bond Index Portfolio | |

You may allocate contract value to one or more of the Fixed Allocation Funds.  We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Rebalancing.

If the MGIB rider is not continued under the spousal continuation right, when available, the Fixed Allocation Fund will be reclassified as a Special Fund as of the Contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits.  For purposes of calculating any applicable death benefit guaranteed under the Contract any allocation of contract value to the Fixed Allocation Funds will be considered a Covered Fund while the rider is in effect.

All investment portfolios available under the Contract that are not Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment portfolio restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. **By electing to purchase the MGIB rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the MGIB rider if you do not wish to have your contract value reallocated in this manner.**

**MGIB Benefit Base.** The MGIB Benefit Base (as defined below) is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. Any reset of contract value under provisions of the Contract or other riders will not increase the MGIB Benefit Base or Maximum MGIB Rollup Base (as defined below). On the MGIB Date, your MGIB Benefit Base is the greater of (1) and (2), where:

1) Is the lesser of the Maximum MGIB Rollup Base (as defined below) and the sum of (a), (b), and (c) where:

   (a) is the MGIB Rollup Base for Covered Funds; and
   (b) is the MGIB Rollup Base for Special Funds; and
   (c) is the contract value allocated to Excluded Funds; and

2) Is the sum of (a) and (b) where:

   (a) is the MGIB Ratchet Base for Covered Funds and Special Funds (as defined below); and
   (b) is the contract value allocated to Excluded Funds.

The MGIB Benefit Base calculation differs from the MGIB Charge Base calculation because it uses the contract value allocated to Excluded Funds rather than the MGIB Ratchet Base and MGIB Rollup Base allocated to Excluded Funds. This means that the amount on which you pay charges for the MGIB rider may be higher than the amount used to calculate your benefit under the MGIB rider.

**Calculation of MGIB Rollup Bases.** The Maximum MGIB Rollup Base is 250% of eligible premiums adjusted pro-rata for withdrawals, subject to availability (300% otherwise and for Contracts with the MGIB rider purchased before August 21, 2006). This means that the Maximum MGIB Rollup Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Rollup Base is not allocated by fund category.

The MGIB Rollup Base allocated to Covered Funds equals the eligible premiums allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Rollup Base, and at 0% thereafter.

The MGIB Rollup Base allocated to Special Funds equals the eligible premiums allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base allocated to Special Funds does not accumulate.

The MGIB Rollup Base allocated to Excluded Funds equals the eligible premiums allocated to Excluded Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Rollup Base, and at 0% thereafter. **The MGIB Rollup Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Rollup Base used to determine benefits.**

Eligible premiums are those premiums added more than 5 years before the earliest MGIB Date. This means that, generally, premiums must be paid within five years of purchasing the MGIB rider to be considered eligible premiums. Premiums paid after that are excluded from the MGIB Rollup Bases.

The MGIB Rate is currently 7%. The MGIB Rate is an annual effective rate. We may, at our discretion, discontinue offering this rate. The MGIB Rate will not change for those contracts that have already purchased the MGIB rider.

Withdrawals reduce each MGIB Rollup Base on a pro-rata basis. The percentage reduction in the MGIB Rollup Base for each Fund category (i.e., Covered Funds, Special Funds or Excluded Funds) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal (including surrender charge and market value adjustment). This means that the MGIB Rollup Base for Covered Funds, the MGIB Rollup Base for Special Funds or the MGIB Rollup Base for Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds, Special Funds or Excluded Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal (including surrender charge and market value adjustment), the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the withdrawal).

When you make transfers between Covered Funds, Special Funds and Excluded Funds, net transfers from a fund category will reduce the applicable MGIB Rollup Base for that fund category on a pro-rata basis. This means a reduction by the same percentage as the transfer bears to the contract value in the fund category. For example, if the contract value in Covered Funds is $1000 and the transfer from Covered Funds to Excluded Funds is $250, then the contract value in Covered Funds is reduced by 25%. In cases where the MGIB Rollup Base for Covered Funds is $1200, the MGIB Rollup Base for Covered Funds is also reduced by 25%, or $300, rather than by the amount of the transfer, or $250. In addition, the MGIB Rollup Base for Excluded Funds is increased by the reduction in the MGIB Rollup Base for Covered Funds, or $300.

In a case where the MGIB Rollup Base for Covered Funds is greater than the contract value in Covered Funds, a transfer from Covered Funds will result in the MGIB Rollup Base for Covered Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Rollup Base for Covered Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

Net transfers from Excluded Funds will also reduce the MGIB Rollup Base for Excluded Funds on a pro-rata basis. But the resulting increase in the MGIB Rollup Base for Covered Funds or Special Funds, as applicable, will equal the lesser of the contract value transferred and the reduction in the MGIB Rollup Base for Excluded Funds. What this means, if in the previous example the transfer was from Excluded Funds to Covered Funds, is there would be no change in the value of your MGIB Benefit Base because of the transfer – the amount of the transfer between the fund categories is the same, $250, because the MGIB Benefit Base calculation is based on the contract value allocated to Excluded Funds, versus the calculation basis for Excluded Funds with the MGIB Charge Base. The MGIB Charge Base calculation is instead based on the MGIB Rollup Base for Excluded Funds. As a result, this same transfer, having no change in the value of your MGIB Benefit Base, would result in the MGIB Charge Base being reduced. The net effect of this transfer: You pay less for the same minimum guaranteed amount of annuity income upon annuitization of the MGIB rider.

**Calculation of MGIB Ratchet Bases.** The MGIB Ratchet Base for Covered Funds and Special Funds equals:

1) on the rider date, eligible premiums or the contract value, (if the rider is added after the contract date,) allocated to Covered Funds and Special Funds.

2) on each "quarterly anniversary date" prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds and Special Funds is set equal to the greater of:

   (a) the current contract value allocated to Covered Funds and Special Funds (after any deductions occurring on that date); and

   (b) the MGIB Ratchet Base for Covered Funds and Special Funds from the most recent prior quarterly anniversary date, adjusted for any new eligible premiums, withdrawals attributable to Covered Funds and Special Funds, and transfers.

3) at other times, the MGIB Ratchet Base for Covered Funds and Special Funds is the corresponding MGIB Ratchet Base from the prior quarterly anniversary date, adjusted for subsequent eligible premiums, withdrawals attributable to Covered Funds and Special Funds, and transfers.

The MGIB Ratchet Base for Excluded Funds has a corresponding definition with respect to amounts allocated to Excluded Funds. **The MGIB Ratchet Base for Excluded Funds is used only for transfer adjustments and MGIB rider charges. It is not included in the MGIB Ratchet Base used to determine benefits.**

Eligible premiums are those premiums added more than five years before the earliest MGIB Date. This means that, generally, premiums must be paid within five years of purchasing the MGIB rider to be considered eligible premiums. Premiums paid after that, are excluded from the MGIB Ratchet Bases.

A "quarterly anniversary date" is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or holiday, we will use the value as of the subsequent business day.

Withdrawals reduce each MGIB Ratchet Base on a pro-rata basis. The percentage reduction in the MGIB Ratchet Base for each fund category (i.e., Covered Funds and Special Funds or Excluded Funds) equals the percentage reduction in contract value in that fund category resulting from the withdrawal (including surrender charges and market value adjustment). This means that the MGIB Ratchet Base for Covered Funds and Special Funds or the MGIB Ratchet Base for Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal (including surrender charges and market value adjustment) reduces the contract value allocated to Covered Funds and Special Funds or Excluded Funds. For example, if the contract value in Covered Funds and Special Funds is reduced by 25% as the result of a withdrawal (including surrender charges and market value adjustment), the MGIB Ratchet Base for Covered Funds and Special Funds is also reduced by 25% (rather than by the amount of the withdrawal).

When you make transfers between Covered Funds or Special Funds and Excluded Funds, net transfers will reduce the MGIB Ratchet Base for Covered Funds and Special Funds on a pro-rata basis. This means a reduction by the same percentage as the transfer bears to the contract value in Covered Funds and Special Funds. For example, if the contract value in Covered Funds and Special Funds is $1000 and a transfer from Covered Funds or Special Funds to Excluded Funds is $250, then the contract value in Covered Funds and Special Funds is reduced by 25%. In a case where the MGIB Ratchet Base for Covered Funds and Special Funds is $1200, the MGIB Ratchet Base for Covered Funds and Special Funds is also reduced by 25%, or $300, rather than by the amount of the transfer, or $250. In addition, the MGIB Rollup Base for Excluded funds is increased by the reduction in the MGIB Ratchet Base for Covered Funds and Special Funds, or $300.

In a case where the MGIB Ratchet Base for Covered Funds and Special Funds is greater than the contract value in Covered Funds and Special Funds, a transfer from Covered Funds and Special Funds will result in the MGIB Ratchet Base for Covered Funds and Special Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Ratchet Base for Covered Funds and Special Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

Net transfers from Excluded Funds will also reduce the MGIB Ratchet Base for Excluded Funds on a pro-rata basis. But the resulting increase in the MGIB Ratchet Base for Covered Funds and Special Funds will equal the lesser of the contract value transferred and the reduction in the MGIB Ratchet Base for Excluded Funds. What this means, if in the previous example the transfer was from Excluded Funds to Covered Funds, is there would be no change in the value of your MGIB Benefit Base because of the transfer – the amount of the transfer between the fund categories is the same, $250, because the MGIB Benefit Base calculation is based on the contract value allocated to Excluded Funds, versus the calculation basis for Excluded Funds with the MGIB Charge Base. The MGIB Charge Base calculation is instead based on the MGIB Ratchet Base for Excluded Funds. As a result, this same transfer, having no change in the value of your MGIB Benefit Base, would result in the MGIB Charge Base being reduced. The net effect of this transfer: You pay less for the same minimum guaranteed amount of annuity income upon annuitization of the MGIB rider.

    **MGIB Date.** If you purchased the MGIB rider on the contract date or added the MGIB rider within 30 days following the contract date, the MGIB Date is the contract anniversary on or after the tenth contract anniversary when you decide to exercise your right to annuitize under the MGIB rider. If you added the MGIB rider at any other time, your MGIB Date is the contract anniversary occurring at least 10 years after the date when you decide to exercise your right to annuitize under the MGIB rider.

**MGIB Annuity Income.**  Ordinarily, the amount of income that will be available to you on the annuity start date is based on your contract value, the annuity option you selected and the guaranteed income factors or the income factors in effect on the date you annuitize.  If you purchase the MGIB rider, the amount of income that will be available to you upon annuitization on the MGIB Date is the greatest of:

1) your annuity income based on your contract value on the MGIB Date adjusted for any market value adjustment (see Appendix C) applied to the guaranteed income factors specified in your Contract for the annuity option you selected;
2) your annuity income based on your contract value on the MGIB Date adjusted for any market value adjustment (see Appendix C) applied to the then-current income factors in effect for the annuity option you selected; or
3) the MGIB annuity income based on your MGIB Benefit Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Benefit Base for any surrender charge, premium tax recovery and Market Value Adjustment (see Appendix C) that would otherwise apply at annuitization.

**MGIB Income Factors.**  The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed income factors found in your Contract.  Although the minimum income provided under the rider can be determined in advance, the contract value in the future is unknown, so the income provided under a contract with the MGIB rider attached may be greater or less than the income that would be provided under the Contract without the rider.  Generally, the income calculated under the MGIB rider will be greater than the income provided under the Contract whenever the MGIB Benefit Base is sufficiently in excess of the contract value to offset the additional conservatism reflected in the MGIB rider's income factors compared to those in the Contract.  The income factors in the MGIB rider generally reflect a lower interest rate and more conservative mortality than the income factors in the Contract.  The degree of relative excess that the income factors require to produce more income will vary for each individual circumstance.  If the contract value exceeds the MGIB Benefit Base at time of annuitization, the Contract will always produce greater income than the MGIB rider.  Please see "Appendix G — Examples of Minimum Guaranteed Income Benefit Calculation."

**MGIB Annuity Options.**  Prior to your latest annuity start date, you may choose to exercise your right to receive payments under the MGIB rider.  Payments under the rider begin on the MGIB Date.  We require a 10-year waiting period before you can annuitize the MGIB rider benefit.  The MGIB must be exercised in the 30-day period prior to the end of any contract anniversary that occurs at least ten years after the MGIB rider date.  At your request, the Company may, at its discretion, extend the latest contract annuity start date without extending the MGIB Date.  The following are the MGIB annuity options available under the MGIB Rider:

1) Income for Life (Single Life or Joint Life with 100% Survivor) and 10-20 year fixed period.
2) Income for 20-30 year fixed period.
3) Any other annuity option offered by the Company in conjunction with the MGIB rider on the MGIB Date.

Once during the life of the Contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB annuity options available under the MGIB rider.  This option may only be exercised in the 30 day period prior to a contract anniversary at or after the end of the waiting period.  The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in the prospectus. The contract value will be reduced on a pro-rata basis.  Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value.  The exercise of this partial annuitization of the MGIB Benefit Base does not affect your right to annuitize remaining value under the Contract without regard to the MGIB rider.  The amount applied to the partial annuitization will be treated as a withdrawal for purposes of adjusting contract and MGIB rider values.  This means the contract and MGIB rider values will be adjusted on a pro-rata basis. See "Calculations of MGIB Rollup Bases" and "Calculation of MGIB Ratchet Bases," above.  Surrender charges will apply to amounts applied to partial annuitization.

**Notification.**  On or before 30 days prior to each possible MGIB Date, we will provide you with a notification which will include an estimate of the amount of MGIB annuity benefit available if you choose to exercise it.  We will determine the actual amount of the MGIB annuity benefit as of the MGIB Date.

**Change of Owner and Annuitant.**  The MGIB rider will terminate upon a change of ownership unless the change is due to spousal continuation at the time of the owner's death.  Once you purchase the MGIB rider, the annuitant may not be changed except when an annuitant who is not a contract owner dies prior to annuitization.  In such a case, a new annuitant may be named in accordance with the provisions of your Contract.  The MGIB Benefit Base is unaffected and continues to accumulate.

**Death of Owner.** The MGIB rider and the MGIB rider charges automatically terminate if you die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of the annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

**The MGIB rider does not restrict or limit your right to annuitize the Contract at any time permitted under the Contract. The MGIB rider does not restrict your right to annuitize the Contract using contract income factors that may be higher than the MGIB rider income factors.**

**The benefits associated with the MGIB rider are available only if you annuitize your Contract under the rider and in accordance with the provisions set forth above. Annuitizing using the MGIB may result in a more favorable stream of income payments, and different tax consequences, under your Contract. Because the MGIB rider income factors are generally more conservative than the Contract income factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your Contract value to the Contract's applicable annuity factors. You should consider all of your options at the time you begin the income phase of your Contract.**

**ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider.** The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals reduce your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

**Please Note:** *We introduced the ING LifePay Plus rider on August 20, 2007 and launched changes to it on April 28, 2008 and January 12, 2009, subject to state approval where applicable.The below information pertains to the form of the ING LifePay Plus rider which was available for sale from May 1, 2009 through March 15, 2010, in states where approved. If this form of the ING LifePay Plus rider was not approved for sale in your state when you purchased the rider, then please see Appendix J for the information about the form of the ING LifePay Plus rider which was available to you.*

**Eligibility.** The annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80 (owner and annuitant must age qualify). The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date. The ING LifePay Plus rider is not available for purchase with the Max 7 Enhanced Death Benefit. The ING LifePay Plus rider is subject to broker/dealer availability. **Please note that the ING LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

The ING LifePay Plus rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, Contracts issued on and after November 1, 2004 were eligible for the ING LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have had a living benefit rider. There is an election form for this purpose. Please contact the Customer Service Center for more information.

**Rider Effective Date.** The rider effective date is the date that coverage under the ING LifePay Plus rider begins. If you purchase the ING LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date. If the ING LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

**No Cancellation.** Once you purchase the ING LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING LifePay Plus rider.

**Termination.** The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: Terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING LifePay Plus rider; or Die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract. The ING LifePay Plus rider also terminates with a change in Contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

**Highlights.** *This paragraph introduces the terminology of the ING LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The ING LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the <u>Lifetime Withdrawal Phase</u> begins – we use the <u>ING LifePay Plus Base</u> as part of the calculation of the <u>Maximum Annual Withdrawal</u>. The Maximum Annual Withdrawal is available for withdrawals at your discretion or systematic withdrawals pursuant to the terms of the Contract. Also, the ING LifePay Plus rider offers the <u>Income Optimizer</u>, which is the option to elect to receive systematic installments of the Maximum Annual Withdrawal over the annuitant's life. The guarantee continues when the ING LifePay Plus rider enters <u>Lifetime Automatic Periodic Benefit Status</u>, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since Contract value would be zero) until the annuitant's death. The ING LifePay Plus Base is eligible for <u>Annual Ratchets</u> and <u>Step-ups</u>, and subject to adjustment for any <u>Excess Withdrawals</u>. The ING LifePay Plus rider has an allowance for withdrawals from a Contract subject to the <u>Required Minimum Distribution</u> rules of the Tax Code that would otherwise be Excess Withdrawals. The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the <u>ING LifePay Plus Death Benefit Base</u> is greater than the Contract's death benefit. The ING LifePay Plus rider allows for spousal continuation.

**ING LifePay Plus Base.** The ING LifePay Plus Base is first calculated when you purchase the ING LifePay Plus rider: on the Contract date – equal to the initial premium; or after the Contract date – equal to the Contract value on the effective date of the rider.

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING LifePay Plus Base as the MGWB Base in the ING LifePay Plus rider.

**Withdrawals and Excess Withdrawals.** Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say for example the current Contract value is $90,000 on a Contract with the ING LifePay Plus rider in the Lifetime Withdrawal Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the Contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal is also a withdrawal after spousal continuation of the Contract but before the ING LifePay Plus rider's guarantees resume, which occurs on the next quarterly contract anniversary following spousal continuation. An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base – in the same proportion as Contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Appendix H, Illustrations 1, 2 and 6 for examples of the consequences of an Excess Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

**Annual Ratchet.** The ING LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: the current ING LifePay Plus Base; or the current Contract value. We call this recalculation the Annual Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the ING LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal

Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

**Step-up.** The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: the current ING LifePay Plus Base; the current Contract value; and the ING LifePay Plus Base on the previous contract anniversary, increased by the Step-up.

The amount of the Step-up is the product of the Step-up Tracker on the previous contract anniversary times the Step-up percent, currently 6%. The Step-up Tracker is only used to calculate the amount of the Step-up. Initially, it equals the ING LifePay Plus Base. Any premiums received during a contract year are added to the Step-up Tracker and eligible for a partial Step-up. Any withdrawals for payment of third-party investment advisory fees are subtracted from the Step-up. Like the ING LifePay Plus Base, the Step-up Tracker is eligible for Annual Ratchets and subject to a pro-rata adjustment for any Excess Withdrawals.

Please note that no partial Step-up is available in the first year after you purchase this rider post issue of the Contract. Your first opportunity for a Step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date. Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add the ING LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a Step-up with this Contract is on January 1, 2009.

**Lifetime Withdrawal Phase**. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the annuitant is age 59 ½. On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Plus Base or the Contract value on the previous business day. The Lifetime Withdrawal Phase will continue until the earliest of:

1)  the date annuity payments begin (see "The Annuity Options");
2)  reduction of the Contract value to zero by an Excess Withdrawal;
3)  reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4)  surrender of the Contract; or
5)  the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

**Maximum Annual Withdrawal.** The Maximum Annual Withdrawal is the amount that the ING LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the Annuitant's age, multiplied by the ING LifePay Plus Base.

The <u>Maximum Annual Withdrawal Percentages</u> are:

|      | **Ages**     |
| ---- | ------------ |
| 4%   | 59½ to 64    |
| 5%   | 65-75        |
| 6%   | 76-79        |
| 7%   | 80+          |

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or a Step-up. Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the annuitant grows older.

In the event on the date the Lifetime Withdrawal Phase begins the Contract value on the previous business day is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to that Contract value. The greater the ING LifePay Plus Base, the greater the amount guaranteed to

be available to you for withdrawals under the ING LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time.

**Income Optimizer.**  The ING LifePay Plus rider offers the option to elect to receive the Maximum Annual Withdrawal in systematic installments over the annuitant's life.  We call this option the Income Optimizer.  You may elect the Income Optimizer during the Lifetime Withdrawal Phase.  This election is in lieu of the Contract's other annuity options, and these payments will be subject to the same tax treatment as an annuity payment.  Please see "Federal Tax Considerations" for more information.  The Income Optimizer is only available on non-qualified contracts.

The frequency of payments under the Income Optimizer may be annual, quarterly or monthly.  While you are receiving payments under the Income Optimizer, the ING LifePay Plus Base remains eligible for Annual Ratchets.  Your Contract may still have a Contract value and death benefit.  Spousal continuation of payments under the Income Optimizer is permitted.  Any withdrawals in excess of the Maximum Annual Withdrawal are Excess Withdrawals that would cause a pro-rata reduction of the ING LifePay Plus Base, as well as a reduction of the Maximum Annual Withdrawal.

Your election is subject to restrictions – you may not: revoke your election; add on premiums; exchange the Contract; annuitize the Contract; or change ownership (except as permitted under "Change of Owner or Annuitant" below).  Once you choose the frequency of payments, you may not change it.  Also, the specified percentage of your Contract value required to be allocated to Fixed Allocation Funds is higher, and the investment amount options available for this purpose are limited.  Please see "Investment Option Restrictions" below for the details.  You may surrender your Contract at any time.

Payments under the Income Optimizer will continue until the Terminal Date, at which time you waive any remaining Contract value and death benefit and the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status.  The Terminal Date is the contract anniversary following the annuitant's 95th birthday.  Alternatively, you may wish to extend the Terminal Date to the contract anniversary following the annuitant's 115th birthday in order to liquidate your Contract value that may remain before the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status.  Regardless, your payments of the Maximum Annual Withdrawal will continue during the Lifetime Automatic Periodic Benefit Status until the death of the annuitant.  We will notify you in writing in advance of the Terminal Date to remind you of this alternative and how to extend the Terminal Date.

**Lifetime Income Annuity Option.**  In the event the Contract's annuity commencement date is reached while the ING LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only annuity option, in lieu of the Contract's other annuity options.  Payments under this option are based on the minimum annual payment factors for each $1,000 reflected in the rider data table and will never be less than the same frequency of payments of the Maximum Annual Withdrawal at that time.  For more information about the Contract's annuity options, see "The Annuity Options."

**Required Minimum Distributions.**  The ING LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal.  If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.  Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal.  See Appendix H, Illustration 3 for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated.  See Appendix H, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount.  The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date.  Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire.  See Appendix H, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets or upon spousal continuation of the ING LifePay Plus Rider.**

**Lifetime Automatic Periodic Benefit Status.** The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your Contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your Contract value to be reduced to zero will terminate the ING LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: the Contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider; no further premium payments will be accepted; and any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first Contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event Contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the annuitant is age 59½. During this time, the ING LifePay Plus rider's death benefit remains payable upon the annuitant's death. Also, the ING LifePay Plus Base remains eligible for Step-ups. Once the ING LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the annuitant's age, multiplied by the ING LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

**Investment Option Restrictions.** While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least the required specified percentage of such Contract value in the Fixed Allocation Funds, which is 30%; 40% with the Income Optimizer.

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The ING LifePay Plus rider will not be issued until your Contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

**Accepted Funds**. Currently, the Accepted Funds are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Conservative Portfolio |
| ING American Funds Asset Allocation Portfolio | ING Retirement Growth Portfolio |
| ING American Funds World Allocation Portfolio | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | ING T. Rowe Price Capital Appreciation Portfolio |
| ING MFS Total Return Portfolio | Fixed Interest Allocation |
| ING Oppenheimer Active Allocation Portfolio | |

Currently, the Accepted Funds for the Income Optimizer are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | Fixed Interest Allocation |
| ING Retirement Conservative Portfolio | |

No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds**. Currently, the Fixed Allocation Funds are:

| | |
|---|---|
| ING American Funds Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING BlackRock Inflation Protected Bond Portfolio | ING Intermediate Bond Portfolio |
| ING U.S. Bond Index Portfolio | |

You may allocate your contract value to one or more Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

**Other Funds.** All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.** If the Contract value in the Fixed Allocation Funds is less than the required specified percentage of the total Contract value allocated among the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date (30%; 40% with the Income Optimizer), we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that the required specified percentage of this amount is allocated to the Fixed Allocation Funds.. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on the rider effective date and each quarterly Contract anniversary. Also, after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

**Death of Owner or Annuitant.** The ING LifePay Plus rider terminates (with the rider's charges pro-rated) on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner. Also, an ING LifePay Plus rider that is in Lifetime Automatic Periodic Benefit Status terminates on the date of the annuitant's death.

**ING LifePay Plus Death Benefit Base.** The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING LifePay Plus rider: on the Contract date – equal to the initial premium; or after the Contract date – equal to the Contract value on the rider effective date.

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "ING LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.

There is no additional charge for the death benefit associated with the ING LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or Step-ups.

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the ING LifePay Plus Death Benefit Base being reduced to zero or the annuitant's death. Upon the annuitant's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

**Spousal Continuation.** If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, provided the spouse becomes the annuitant and sole owner. At the time the Contract is continued, the ING LifePay Plus Base is recalculated to equal the Contract value, inclusive of the guaranteed death benefit – UNLESS the continuing spouse is a joint owner and the original annuitant, OR the Lifetime Withdrawal Phase has not yet begun. In this case, the ING LifePay Plus Base is recalculated to equal the greater of: the Contract value, inclusive of the guaranteed death benefit; and the last calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation. Regardless, the ING LifePay Plus rider's guarantees resume on the next quarterly contract anniversary following spousal continuation. Any withdrawals after spousal continuation of the Contract but before the ING LifePay Plus rider's guarantees resume are Excess Withdrawals. The ING LifePay Plus rider remains eligible for the Annual Ratchet upon recalculation of the ING LifePay Plus Base.

The Maximum Annual Withdrawal is also recalculated as the ING LifePay Plus Base; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the annuitant is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the new annuitant's age, multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the Contract value on the previous business day is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to that Contract value before the Maximum Annual Withdrawal is first calculated. The rider will be eligible for any Step-Ups that may remain, and the Step-Up Tracker will be recalculated at the same time as the ING LifePay Plus Base. Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING LifePay Plus Death Benefit Base before the owner's death, subject to any pro-rata adjustment for any withdrawals before spousal continuation of the rider.

In the event the Income Optimizer was elected, systematic installments of the Maximum Annual Withdrawal will continue, SO LONG AS the surviving spouse as annuitant is age 59½. The amount of these continuing payments may change since both the ING LifePay Plus Base and the Maximum Annual Withdrawal are recalculated based on the new annuitant's age. The rider under the Income Optimizer will remain subject to the higher required specified percentage for allocations to the Fixed Allocation Funds, even if upon spousal continuation the Lifetime Withdrawal Phase has not yet begun, and there is no Maximum Annual Withdrawal, because the annuitant is not yet age 59½.

Contrary to the ING Joint LifePay Plus rider, spousal continuation of the ING LifePay Plus rider would likely NOT take effect at the same time as the Contract is continued. As noted above, the ING LifePay Plus rider provides for spousal continuation only on a quarterly contract anniversary (subject to the spouse becoming the annuitant and sole owner). So if

you are concerned about the availability of benefits being interrupted with spousal continuation of the ING LifePay Plus rider, you might instead want to purchase the ING Joint LifePay Plus rider.

**Change of Owner or Annuitant.**  The ING LifePay Plus rider terminates (with the rider's charge pro-rated) upon any ownership change or change of annuitant, except for:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual;
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual;
8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual;
9) change of owner pursuant to a court order; and
10) change of qualified plan ownership to that of the beneficial owner.

**Surrender Charges.**  Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges.  We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal.  Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun.  Once your Contract value is reduced to zero, any periodic payments under the ING LifePay Plus rider would not be subject to surrender charges.  Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.  See Appendix H for examples.

**Loans.**  No loans are permitted on Contracts with the ING LifePay Plus rider.

**Taxation.**  For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

**ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider.**  The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals reduce your Contract value to zero.  You may wish to purchase this rider if you are married and concerned that you and your spouse may outlive your income.

> **Please Note:** *We introduced the ING Joint LifePay Plus rider on August 20, 2007 and launched changes to it on April 28, 2008 and January 12, 2009, subject to state approval where applicable.The below information pertains to the form of the ING Joint LifePay Plus rider which was available for sale from May 1, 2009 through March 15, 2010, in states where approved.  If this form of the ING Joint LifePay Plus rider was not approved for sale in your state when you purchased the rider, please see Appendix J for the information about the form of the ING Joint LifePay Plus rider which was available to you.*

**Eligibility.**  The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase (spouses) and eligible to elect spousal continuation (as defined by the Tax Code) of the Contract when the death benefit becomes payable, subject to the owner, annuitant and beneficiary requirements below.  The maximum issue age is 80.  Both spouses must meet the issue age requirement.  The issue age is the age of each owner on the rider effective date.  The ING Joint LifePay Plus rider is not available for purchase with the Max 7 Enhanced Death Benefit.  The ING Joint LifePay Plus rider is subject to broker/dealer availability.  **Please note that the ING Joint LifePay Plus rider will not be issued unless the required owner, annuitant and beneficiary designations are met, and until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

The ING Joint LifePay Plus rider is no longer available for purchase, including purchase by owners of existing Contracts.  Previously, Contracts issued on and after November 1, 2004 were eligible for the ING Joint LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph.  Such Contracts must not already have had a living benefit rider.  There is an election form for this purpose.  Please contact the Customer Service Center for more information.

**Owner, Annuitant and Beneficiary Designations.**  For nonqualified contracts: Joint owners must be spouses, and one of the owners the annuitant; and For a Contract with only one owner, the owner's spouse must be the sole primary beneficiary.  For qualified contracts, there may only be one owner who must also be the annuitant, and then the owner's spouse must also be the sole primary beneficiary.  Non-natural, custodial owners are only allowed with IRAs.  Owner and beneficiary designations for custodial IRAs must be the same as for any other qualified contract.  The annuitant must be the beneficial owner of the custodial IRA.  We require the custodian to provide us the name and date of birth of both the owner and owner's spouse.  We do not maintain individual owner and beneficiary designations for custodial IRAs.  We reserve the right to verify the date of birth and social security number of both spouses.

**Rider Effective Date.**  The rider effective date is the date that coverage under the ING Joint LifePay Plus rider begins.  If you purchase the ING Joint LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date.  If the ING Joint LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary.  A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

**Active Spouse.**  An Active Spouse is the person (people) upon whose life and age the guarantees are calculated under the ING Joint LifePay Plus rider.  There must be two Active Spouses when you purchase the ING Joint LifePay Plus rider, who are married to each other and either are joint owners, or for a Contract with only one owner, the spouse must be the sole primary beneficiary.  You cannot add an Active Spouse after the rider effective date.  In general, changes in ownership of the Contract, the annuitant and/or beneficiary would result in one spouse being deactivated (the spouse is thereafter inactive).  An inactive spouse is **not** eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider, including continuing the ING Joint LifePay Plus rider upon spousal continuation of the Contract.  Once an Active Spouse is deactivated, the spouse may not become an Active Spouse again.  Specific situations that would result in a spouse being deactivated include:

1) for nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an Active Spouse;
2) for nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an Active Spouse or any change of beneficiary (including the addition of primary beneficiaries); or
3) the spouse's death.

An owner may also request that a spouse be deactivated.  Both owners must agree when there are joint owners.  **However, all charges for the ING Joint LifePay Plus rider would continue to apply, even after a spouse is deactivated, regardless of the reason.  So please be sure to understand the impact of any beneficiary or owner changes on the ING Joint LifePay Plus rider before requesting any changes.**  Also, please note that a divorce terminates the ability of an ex-spouse to continue the Contract.  See "Divorce" below for more information.

**No Cancellation.**  Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms.  These events automatically cancel the ING Joint LifePay Plus rider.

**Termination.**  The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase.  The optional rider automatically terminates if you:  Terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING Joint LifePay Plus rider; or Die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract (and your spouse is an Active Spouse).  The ING Joint LifePay Plus rider also terminates with a change in Contract ownership (other than a spousal beneficiary continuation on your death by an Active Spouse).  Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

**Highlights.**  *This paragraph introduces the terminology of the ING Joint LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING Joint LifePay Plus rider.  More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.*  The ING Joint LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the ING LifePay Plus Base as part of the calculation of the

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is available for withdrawals at your discretion or systematic withdrawals pursuant to the terms of the Contract. Also, the ING Joint LifePay Plus rider offers the Income Optimizer, which is the option to elect to receive systematic installments of the Maximum Annual Withdrawal over the lives of both Active Spouses. The guarantee continues when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since Contract value would be zero) until the last Active Spouse's death. The ING LifePay Plus Base is eligible for Annual Ratchets and Step-ups, and subject to adjustment for any Excess Withdrawals. The ING Joint LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING Joint LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING Joint LifePay Plus rider allows for spousal continuation.

**ING LifePay Plus Base.** The ING LifePay Plus Base is first calculated when you purchase the ING Joint LifePay Plus rider: on the Contract date – equal to the initial premium; or after the Contract date – equal to the Contract value on the effective date of the rider.

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING LifePay Plus Base as the MGWB Base in the ING Joint LifePay Plus rider.

**Withdrawals and Excess Withdrawals.** Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say for example the current Contract value is $90,000 on a Contract with the ING Joint LifePay Plus rider in the Lifetime Withdrawal Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the Contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base – in the same proportion as Contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Appendix H, Illustrations 1, 2 and 6 for examples of the consequences of an Excess Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING Joint LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

**Annual Ratchet.** The ING LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: the current ING LifePay Plus Base; or the current Contract value. We call this recalculation the Annual Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING Joint LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the ING Joint LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

**Step-up.** The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: the current

ING LifePay Plus Base; the current Contract value; and the ING LifePay Plus Base on the previous contract anniversary, increased by the Step-up.

The amount of the Step-up is the product of the Step-up Tracker on the previous contract anniversary times the Step-up percent, currently 6%. The Step-up Tracker is only used to calculate the amount of the Step-up. Initially, it equals the ING LifePay Plus Base. Any premiums received during a contract year are added to the Step-up Tracker and eligible for a partial Step-up. Any withdrawals for payment of third-party investment advisory fees are subtracted from Step-up. Like the ING LifePay Plus Base, the Step-up Tracker is eligible for Annual Ratchets and subject to a pro-rata adjustment for any Excess Withdrawals.

Please note that no partial Step-up is available in the first year after you purchase this rider post issue of the Contract. Your first opportunity for a Step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date. Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add the ING Joint LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this Contract is on January 1, 2009.

**Lifetime Withdrawal Phase**. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the youngest Active Spouse is age 59½. On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Plus Base or the Contract value on the previous business day. The Lifetime Withdrawal Phase will continue until the earliest of:

1) the date annuity payments begin (see "The Annuity Options");
2) reduction of the Contract value to zero by an Excess Withdrawal;
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) surrender of the Contract;
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary is an Active Spouse who elects to continue the Contract; or
6) the last Active Spouse dies.

The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

**Maximum Annual Withdrawal.** The Maximum Annual Withdrawal is the amount that the ING Joint LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the younger Active Spouse's age, multiplied by the ING LifePay Plus Base.

The Maximum Annual Withdrawal Percentages are:

|  | **Ages** |
|---|---|
| 4% | 59½ to 64 |
| 5% | 65-75 |
| 6% | 76-79 |
| 7% | 80+ |

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or Step-up. Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the younger Active Spouse grows older.

In the event on the date the Lifetime Withdrawal Phase begins the Contract value on the previous business day is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to that Contract value. The greater the ING LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the ING Joint LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time.

**Income Optimizer.** The ING Joint LifePay Plus rider offers the option to elect to receive the Maximum Annual Withdrawal in systematic installments over the lives of both Active Spouses. We call this option the Income Optimizer. You may elect the Income Optimizer during the Lifetime Withdrawal Phase. This election is in lieu of the Contract's other annuity options, and these payments will be subject to the same tax treatment as an annuity payment. The Income Optimizer is only available on non-qualified contracts.

The frequency of payments under the Income Optimizer may be annual, quarterly or monthly. While you are receiving payments under the Income Optimizer, the ING LifePay Plus Base remains eligible for Annual Ratchets. Your Contract may still have a Contract value and death benefit. Spousal continuation of payments under the Income Optimizer is permitted. Any withdrawals in excess of the Maximum Annual Withdrawal are Excess Withdrawals that would cause a pro-rata reduction of the ING LifePay Plus Base, as well as a reduction of the Maximum Annual Withdrawal.

Your election is subject to restrictions – you may not: revoke your election; add on premiums; exchange the Contract; annuitize the Contract; or change ownership (except as permitted under "Change of Owner or Annuitant" below). Once you choose the frequency of payments, you may not change it. Also, the specified percentage of your Contract value required to be allocated to Fixed Allocation Funds is higher, and the investment options available for this purpose are limited. Please see "Investment Option Restrictions" below for the details. You may surrender your Contract at any time.

Payments under the Income Optimizer will continue until the Terminal Date, at which time you waive any remaining Contract value and death benefit and the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. The Terminal Date is the contract anniversary following the youngest Active Spouse's 95th birthday. Alternatively, you may wish to extend the Terminal Date to the contract anniversary following the youngest Active Spouse's 115th birthday in order to liquidate your Contract value that may remain before the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. Regardless, your payments of the Maximum Annual Withdrawal will continue during the Lifetime Automatic Periodic Benefit Status until the death of the last Active Spouse. We will notify you in writing in advance of the Terminal Date to remind you of this alternative and how to extend the Terminal Date.

**Lifetime Income Annuity Option.** In the event the Contract's annuity commencement date is reached while the ING Joint LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only annuity option, in lieu of the Contract's other annuity options. Payments under this option will be joint life if both Active Spouses are living, or for the life of the only Active Spouse, and are based on the minimum annual payment factors for each $1,000 reflected in the rider data table. Also, these payments will never be less than the same frequency of payments of the Maximum Annual Withdrawal at that time. For more information about the Contract's annuity options, see "The Annuity Options."

**Required Minimum Distributions.** The ING Joint LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. See Appendix H, Illustration 3 for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. See Appendix H, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Appendix H, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets or upon spousal continuation of the ING Joint LifePay Plus Rider.**

**Lifetime Automatic Periodic Benefit Status.** The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your Contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your Contract value to be reduced to zero will terminate the ING Joint LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: the Contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider; no further premium payments will be accepted; and any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the last Active Spouse at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the last Active Spouse's death.

If when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first Contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event Contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the youngest Active Spouse is age 59 ½. During this time, the ING Joint LifePay Plus rider's death benefit remains payable upon the last Active Spouse's death. Also, the ING LifePay Plus Base remains eligible for Step-ups. Once the ING Joint LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the youngest Active Spouse's age, multiplied by the ING LifePay Plus Base. If an Active Spouse were to die while Lifetime Automatic Periodic Benefit Status is deferred, then when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, and the annual amount of the periodic payments, would be based on the remaining Active Spouse's age.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

**Investment Option Restrictions.** While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least the required specified percentage of such Contract value in the Fixed Allocation Funds, which is 30%; 40% with the Income Optimizer.

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The ING Joint LifePay Plus rider will not be issued until your Contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

**Accepted Funds**. Currently, the Accepted Funds are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Conservative Portfolio |
| ING American Funds Asset Allocation Portfolio | ING Retirement Growth Portfolio |
| ING American Funds World Allocation Portfolio | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | ING T. Rowe Price Capital Appreciation Portfolio |
| ING MFS Total Return Portfolio | Fixed Interest Allocation |
| ING Oppenheimer Active Allocation Portfolio | |

Currently, the Accepted Funds for the Income Optimizer are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | Fixed Interest Allocation |
| ING Retirement Conservative Portfolio | |

No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds**. Currently, the Fixed Allocation Funds are:

| | |
|---|---|
| ING American Funds Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING BlackRock Inflation Protected Bond Portfolio | ING Intermediate Bond Portfolio |
| ING U.S. Bond Index Portfolio | |

You may allocate your contract value to one or more Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

**Other Funds.** All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.** If the Contract value in the Fixed Allocation Funds is less than the required specified percentage of the total Contract value allocated among the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date (30%; 40% with the Income Optimizer), we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that the required specified percentage of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on the rider effective date and each quarterly Contract anniversary. Also, after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

**Divorce.** Generally, in the event of divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will not longer have any such rights or be entitled to any such benefits. In the event of a divorce during the Lifetime Withdrawal Phase, the ING Joint LifePay Plus rider would continue until the owner's death (first owner in the case of joint owners, or annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As a result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal would be considered a withdrawal for purposes of the ING LifePay Plus Base. See "ING

LifePay Plus Base – Withdrawals and Excess Withdrawals" above. In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change in the amount of your periodic payments. Payments will continue until both spouses are deceased.

**Death of Owner or Annuitant.** The ING Joint LifePay Plus rider terminates (with the rider's charges pro-rated) on the earlier of the date of death of the last Active Spouse, or when the surviving spouse decides not to continue the Contract.

**ING LifePay Plus Death Benefit Base.** The ING Joint LifePay Plus rider has a death benefit that is payable upon the first owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING Joint LifePay Plus rider: on the Contract date – equal to the initial premium; or after the Contract date – equal to the Contract value on the rider effective date.

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "ING LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.

There is no additional charge for the death benefit associated with the ING Joint LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or Step-ups.

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the ING LifePay Plus Death Benefit Base being reduced to zero or the last Active Spouse's death. Upon the last Active Spouse's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

**Spousal Continuation.** If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, SO LONG AS the surviving spouse in an Active Spouse. At that time, the ING LifePay Plus Base is recalculated to equal the greater of: the Contract value, inclusive of the guaranteed death benefit; and the last calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation.

The Maximum Annual Withdrawal is also recalculated; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the last Active Spouse is age 59 ½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the last Active Spouse's age, multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING Joint LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the Contract value on the previous business day is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to that Contract value before the Maximum Annual Withdrawal is first calculated. The rider will be eligible for any Step-ups that may remain, and the Step-up Tracker will be recalculated at the same time as the ING LifePay Plus Base. Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING LifePay Plus Death Benefit Base before the owner's death, subject to any pro-rata adjustment for any withdrawals before spousal continuation of the rider.

**Change of Owner or Annuitant.** The ING Joint LifePay Plus rider terminates (with the rider's charge pro-rated) upon an ownership change or change of annuitant, except for:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual (owner's spouse must be named sole primary beneficiary to remain an Active Spouse);
4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;
6) for nonqualified contracts only, the addition of a joint owner, provided the added joint owner is the original owner's spouse and is an Active Spouse when added as a joint owner;
7) for nonqualified contracts only, the removal of a joint owner, provided the removed joint owner is an Active Spouse and becomes the sole primary beneficiary; and
8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner, provided both spouses are Active Spouses at the time of the change.

**Surrender Charges.** Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your Contract value is reduced to zero, any periodic payments under the ING Joint LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. See Appendix H for examples.

**Loans.** No loans are permitted on Contracts with the ING Joint LifePay Plus rider.

**Taxation.** For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

## WITHDRAWALS

Except under certain qualified contracts, you may withdraw all or part of your money any time during the accumulation phase and before the death of the contract owner. If you request a withdrawal for more than 90% of the cash surrender value, and the remaining cash surrender value after the withdrawal is less than $2,500, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you will incur a surrender charge. The Free Withdrawal Amount is the total of (i) your cumulative earnings (which is your contract value less premium payments received and prior withdrawals), and (ii) 10% of premium payments not previously withdrawn received within 8 years prior to the date of the withdrawal.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which to withdraw amounts, otherwise we will make the withdrawal on a pro-rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

If any limitation on allocations to the Restricted Funds has been exceeded, subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. So in this event, you would either need to take your withdrawal from the Restricted Funds pro-rata from all variable subaccounts.

Please be aware that the benefit we pay under certain optional benefit riders may be reduced by any withdrawals you take while the optional benefit rider is in effect. Withdrawals may be subject to taxation and tax penalties.

We offer the following three withdrawal options:

**Regular Withdrawals**
After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal you take from a Fixed Interest Allocation more than 30 days before its maturity date. See Appendix C for more information on the application of the Market Value Adjustment.

**Systematic Withdrawals**

You may choose to receive automatic systematic withdrawal payments (i) from the contract value in the subaccounts in which you are invested, or (ii) from the interest earned in your Fixed Interest Allocations. You may not elect the systematic withdrawal option if you are taking IRA withdrawals. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds, and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken pro-rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non pro-rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a pro-rata basis from all subaccounts in which contract value is invested. There is no additional charge for this feature.

You decide the date on which you would like your systematic withdrawals to start. This date must be at least 30 days after the Contract Date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your systematic withdrawals will occur on the next business day after your Contract Date (or the monthly or quarterly anniversary thereof) for your desired frequency.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (i) a fixed dollar amount or (ii) an amount based on a percentage of the premiums not previously withdrawn from the subaccounts in which you are invested. Both forms of systematic withdrawals are subject to the applicable maximum as shown below, which is calculated on each withdrawal date:

| Frequency | Maximum Percentage of Premiums not Previously Withdrawn |
|---|---|
| Monthly | 0.83% |
| Quarterly | 2.50% |
| Annually | 10.00% |

A fixed dollar systematic withdrawal of less than $100 on any withdrawal date will terminate your systematic withdrawal. If the amount to be withdrawn would exceed the applicable maximum percentage of your premium payments not previously withdrawn on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature discussed below which you may add to your regular fixed dollar systematic withdrawal program.

If your systematic withdrawal is based on a percentage of the premiums not previously withdrawn from the subaccounts in which you are invested, and the amount to be withdrawn based on that percentage would be less than $100, we will contact you to seek alternative instructions. Unless you provide instructions, if the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

We limit systematic withdrawals from Fixed Interest Allocations to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so. The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). Stretch payments will be subject to the same limitations as systematic withdrawals, and non-qualified stretch payments will be reported on the same basis as other systematic withdrawals.

**Fixed Dollar Systematic Withdrawal Feature**

You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount in addition to your systematic withdrawal program regardless of any potential impact of surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your premium payments not previously withdrawn as determined on the day we receive your election of this feature. We will not recalculate the maximum limit when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the withdrawal) so that the amount of each systematic withdrawal remains fixed.

Fixed dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustments when they exceed the applicable maximum percentage.

**IRA Withdrawals**

If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after the Contract Date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawals will occur on the next business day after your Contract Date for your desired frequency.

You may request us to calculate the amount you are required to withdraw from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment and may be subject to surrender charge.

**Consult your tax adviser regarding the tax consequences associated with taking withdrawals.** You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

## TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)

Between the end of the free look period and the annuity start date, you may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations.  We currently do not charge you for transfers made during a contract year, but reserve the right to charge for each transfer after the twelfth transfer in a contract year.  **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.**  We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program.  Keep in mind that transfers between Covered Funds, Special Funds and Excluded Funds and other investment portfolios may negatively impact your death benefit or rider benefits.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited.  A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer.  We do not limit transfers from Restricted Funds.  If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Please be aware that the benefit we pay under an optional benefit rider may be affected by certain transfers you make while the rider is in effect.  Transfers, including those involving Special Funds or Excluded Funds, may also affect your optional rider base.  See "Living Benefit Riders."

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation.  To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met.  We will determine transfer values at the end of the business day on which we receive the transfer request at our Customer Service Center.  If we receive your transfer request after 4 p.m. eastern time or the close of regular trading of the New York Stock Exchange, we will make the transfer on the next business day.

Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine.  We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means.  Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

### Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers.  Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance.  **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

**Excessive Trading Policy.**  We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy.  Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or

- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy.  We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements.  If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity.  If it is not completely successful, fund performance and management may be adversely affected, as noted above.

**Limits Imposed by the Funds.**  Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund.  We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.  All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

**Agreements to Share Information with Fund Companies.** As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract.  Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

**Dollar Cost Averaging**
You may elect to participate in our dollar cost averaging (DCA) program through either the ING Liquid Assets Portfolio or a Fixed Interest Allocation, subject to availability, starting 30 days after the Contract Date.  These investment options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the subaccounts you specify.  There is no additional charge for dollar cost averaging.  Dollar cost averaging is not available with automatic rebalancing and may be subject to limited availability with systematic withdrawals.

We also may offer DCA Fixed Interest Allocations for durations of 6 months and 1 year, subject to availability, exclusively for use with the dollar cost averaging program..

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment.  Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high.  Therefore, a lower than average value per unit may be achieved over the long term.  However, we cannot guarantee this.  When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Dollar cost averaging requires a minimum monthly transfer amount of $100.  We will transfer all your money allocated to that source account into the subaccount(s) you specify in equal payments over the relevant duration.  The last payment will include earnings accrued over the duration.  If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers under the dollar cost averaging program are not subject to a Market Value Adjustment.  However, if you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the ING Liquid Assets Portfolio. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the DCA Fixed Interest Allocation.

If you do not specify to which subaccounts you want to transfer the dollar amount of the source account, we will transfer the money to the subaccounts in which you are invested on a proportional basis, subject to any fund purchase restrictions.  The transfer date is the same day each month as your contract date.  If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end.  You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date.

Transfers under the DCA program must be in compliance with the investment restrictions for the living benefit riders.  If you set up DCA transfers that are not in compliance with such restrictions, the fixed allocation funds automatically rebalancing feature of those living benefit riders will automatically rebalance the amounts to bring them into compliance.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "Trust and Funds – Restricted Funds."  Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established.  Transfers under the dollar cost averaging program must be within those limits.  We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

- Amount added to source account:  If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded.  If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then-current allocation of contract value to the Restricted Fund(s) and the then-current value of the amount designated to be transferred to that Restricted Fund(s).

- Additional premium paid:  Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund.  If you request more than the individual limit be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds.  The excess, if any, is the maximum that may be allocated pro-rata to the Restricted Funds.

- Reallocation request is made while the dollar cost averaging program is active:  If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may offer additional subaccounts or fixed interest allocations as part of or withdraw any subaccount or Fixed Interest Allocation from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program.  Such change will not affect any dollar cost averaging programs in operation at the time.

**Automatic Rebalancing**
If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced.  Automatic rebalancing is not available if you participate in dollar cost averaging.  Automatic rebalancing will not take place during the free look period.  Automatic rebalancing is subject to any fund purchase restrictions; however, transfers made pursuant to automatic rebalancing do not count toward the 12-transfer limit on free transfers.  There is no additional charge for this feature.

You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above, in this section and in "Trust and Funds – Restricted Funds."  If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds.

We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts.  The minimum size of any allocation must be in full percentage

points. Rebalancing does not affect any amounts that you have allocated to Fixed Account II.  The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro-rata.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center.  We will begin the program on the last business day of the period in which we receive the notice.  You may cancel the program at any time.  The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro-rata basis.  Additional premium payments and partial withdrawals made on a pro-rata basis will not cause the automatic rebalancing program to terminate.

## DEATH BENEFIT CHOICES

**Death Benefit During the Accumulation Phase**
During the accumulation phase, a death benefit (and earnings multiplier benefit, if elected) is payable when either the contract owner or the first of joint owners or the annuitant (when a contract owner is not an individual) dies before the annuity start date.  Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract.  We calculate the death benefit value as of the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at our Customer Service Center ("claim date").  If your beneficiary wants to receive the death benefit on a date later than this, it may affect the amount of the benefit payable in the future.  The proceeds may be received in a single sum, applied to any of the annuity options, or, if available, paid over the beneficiary's lifetime.  (See "Systematic Withdrawals," above).  A beneficiary's right to elect an annuity option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution.  Unless you elect otherwise, the distribution will generally be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a draftbook feature.  Interest credited under this account may be less than under other settlement options, and the Company seeks to make a profit on these accounts.  The beneficiary may access death benefit proceeds at any time without penalty.  We will generally distribute death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Contract Owner's Death."  Interest earned on this account may be less than interest paid on other settlement options.

You may choose one of the following Death Benefits: (i) the Standard Death Benefit, (ii) the Quarterly Ratchet Enhanced Death Benefit or (iii) the Max 7 Enhanced Death Benefit.  The Quarterly Ratchet Enhanced Death Benefit and the Max 7 Enhanced Death Benefit are available only if the contract owner or the annuitant (if the contract owner is not an individual) is not more than 75 years old at the time of purchase.  The Enhanced Death Benefits are available only at the time you purchase your Contract.  The Enhanced Death Benefits are not available where a Contract is owned by joint owners. Not all death benefits are available in every state.  If you do not choose a death benefit, your death benefit will be the Standard Death Benefit.

**Once you choose a death benefit, you cannot change it**. We may stop or suspend offering any of the Enhanced Death Benefit options to new Contracts.  A change in ownership of the Contract may affect the amount of the death benefit and the Enhanced Death Benefit.  The ING LifePay Plus and ING Joint LifePay Plus riders may also affect the death benefit.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

In all cases described below, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted.

   **Base Death Benefit.**  We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefit options described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:

   1) the contract value; or
   2) the cash surrender value.

**Standard Death Benefit.**  The Standard Death Benefit equals the greater of:

1) the Base Death Benefit; and
2) the Standard Minimum Guaranteed Death Benefit ("Standard MGDB") for amounts allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered Funds are all investment options not designated as Excluded Funds.  No investment options are currently designated as Excluded Funds for purposes of the Standard Death Benefit.

The Standard MGDB allocated to Covered Funds equals premium payments allocated to Covered Funds less pro-rata adjustments for any withdrawals and transfers.

The Standard MGDB allocated to Excluded Funds equals premium payments allocated to Excluded Funds less pro-rata adjustments for any withdrawals and transfers.  This calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the Standard MGDB on a pro-rata basis.  The percentage reduction in the Standard MGDB for each Fund category (i.e., Covered or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal.  The pro-rata adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall Standard MGDB.

- Net transfers from Covered Funds to Excluded Funds will reduce the Standard MGDB in the Covered Funds on a pro-rata basis. The increase in the Standard MGDB allocated to Excluded Funds will equal the decrease in the Standard MGDB in Covered Funds.

- Net transfers from Excluded Funds to Covered Funds will reduce the Standard MGDB in Excluded Funds on a pro-rata basis.  The increase in the Standard MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the decrease in the Standard MGDB in Excluded Funds.

**Enhanced Death Benefit Options.**  The Contract has Enhanced Death Benefit options designed to protect the contract value from poor investment performance and the impact the poor investment performance could have on the Standard Death Benefit.  The Enhanced Death Benefit options enable you to lock in positive investment performance.  Under the Enhanced Death Benefit options, if you die before the annuity start date, your beneficiary will receive the greater of the Standard Death Benefit or the Enhanced Death Benefit option elected.  The criteria to lock are different.  The Quarterly Ratchet Enhanced Death Benefit locks quarterly.  The Max 7 Enhanced Death Benefit also locks quarterly, but it also has an element that locks annually at a specified interest rate.  Your death benefit under the Max 7 Enhanced Death Benefit would be the greater of these two elements.  Which Enhanced Death Benefit option is right for you ultimately depends on whether you want the lock to include a specified interest rate, besides the additional charge.  The Enhanced Death Benefit options are explained further below.

Allocation restrictions apply for purposes of determining death benefits.  Selecting a Special Fund or Excluded Fund may limit or reduce the Enhanced Death Benefit.  We may, with 30 days notice to you, designate any investment portfolio as a Special Fund or Excluded Fund on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio.

For the period during which a portion of the contract value is allocated to a Special Fund or Excluded Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value.  The reduced mortality and expense risk charge will be applicable only during that period.

The **Quarterly Ratchet Enhanced Death Benefit** equals the greater of:

1) the Standard Death Benefit; and
2) the Quarterly Ratchet Minimum Guaranteed Death Benefit ("Quarterly Ratchet MGDB") allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered Funds are all investment options not designated as Excluded Funds.  No investment options are currently designated as Excluded Funds for purposes of the Quarterly Ratchet MGDB.

The Quarterly Ratchet MGDB allocated to Covered Funds on the contract date equals the premium allocated to Covered Funds. On each quarterly anniversary (three months from the contract date and each three month anniversary of that date) that occurs on or prior to attainment of age 90, the Quarterly Ratchet MGDB in Covered Funds will be set to the greater of:

1) the current contract value in Covered Funds (after deductions occurring as of that date); and
2) the Quarterly Ratchet MGDB in Covered Funds from the prior quarterly anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

Other than on quarterly anniversaries, the Quarterly Ratchet MGDB in the Covered Funds is equal to the Quarterly Ratchet MGDB in the Covered Funds from the last quarterly anniversary, adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

The Quarterly Ratchet MGDB allocated to Excluded Funds on the contract date equals the premium allocated to Excluded Funds. The calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds. On each quarterly anniversary that occurs on or prior to attainment of age 90, the Quarterly Ratchet MGDB in Excluded Funds will be set to the greater of:

1) the current contract value in Excluded Funds (after deductions occurring as of that date); or
2) the Quarterly Ratchet MGDB in the Excluded Funds from the prior quarterly anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Other than on quarterly anniversaries, the Quarterly Ratchet MGDB in the Excluded Funds is equal to the Quarterly Ratchet MGDB in the Excluded Funds from the last quarterly anniversary, adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Withdrawals reduce the Quarterly Ratchet MGDB on a pro-rata basis. The pro-rata adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Net transfers from Covered Funds to Excluded Funds will reduce the Quarterly Ratchet MGDB in Covered Funds on a pro-rata basis. The increase in the Quarterly Ratchet MGDB allocated to Excluded Funds, as applicable, will equal the decrease in the Quarterly Ratchet MGDB in Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the Quarterly Ratchet MGDB in Excluded Funds on a pro-rata basis. The increase in the Quarterly Ratchet MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the reduction in the Quarterly Ratchet MGDB in Excluded Funds.

The **Max 7 Enhanced Death Benefit** equals the greater of the Quarterly Ratchet Enhanced Death Benefit and the 7% Solution Death Benefit Element. Each element of the Max 7 Enhanced Death Benefit is determined independently of the other at all times.

The **7% Solution Death Benefit Element** is the greater of:

1) the Standard Death Benefit; and

2) the lesser of:

   (a) 2.5 times all premium payments, adjusted for withdrawals (the "cap"); and
   (b) the sum of the 7% Solution Minimum Guaranteed Death Benefit Element ("7% MGDB") allocated to Covered Funds, the 7% MGDB allocated to Special Funds, and the contract value allocated to Excluded Funds.

   For Contracts issued prior to August 21, 2006, the cap is 3 times all premium payments adjusted for withdrawals.

For purposes of calculating the 7% Solution Death Benefit Element, the following investment options are designated as Special Funds:

- ING Liquid Assets Portfolio; and
- Fixed Interest Allocation.

The ProFunds VP Rising Rates Opportunity Portfolio is also a Special Fund, but closed to new allocations effective April 30, 2007.

For Contracts issued prior to September 2, 2003, however, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

For Contracts issued on or after May 1, 2003, but prior to August 21, 2006, the ING Intermediate Bond Portfolio is designated as a Special Fund.

Covered Funds are all investment options not designated as Special Funds or Excluded Funds. No investment options are currently designated as Excluded Funds.

The 7% MGDB allocated to Covered Funds equals premiums allocated to Covered Funds, adjusted for withdrawals and transfers, accumulated at 7% annually until age 80 or the 7% MGDB reaches the cap. There is no accumulation once the cap is reached. Payment of additional premiums may cause the accumulation to resume, but there is no catch-up for any period where accumulation was suspended. The Max 7 Enhanced Death Benefit available for some Contracts issued in 2001 or earlier allows for accumulation to continue beyond age 80, subject to the cap. Please see your Contract for details regarding the terms of your death benefit.

The 7% MGDB allocated to Special Funds equals premiums allocated to Special Funds, adjusted for withdrawals and transfers. There is no accumulation of 7% MGDB allocated to Special Funds.

The 7% MGDB allocated to Excluded Funds is determined in the same way as the 7% MGDB for Covered Funds, but the calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the 7% MGDB on a pro-rata basis. The percentage reduction in the 7% MGDB for each Fund category (i.e., Covered, Special or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. The percentage reduction in the cap equals the percentage reduction in total contract value resulting from the withdrawal. The pro-rata adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall 7% MGDB, but do affect the amount of the 7% MGDB in a particular Fund category. Net transfers from among the Funds will reduce the 7% MGDB in the Funds on a pro-rata basis. The increase in the 7% MGDB allocated to the fund category to which the transfer is being made will equal the decrease in the fund category from which the transfer is being made.

Note: In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. The enhanced death benefits may not be available in all states.

**Earnings Multiplier Benefit Rider.** The earnings multiplier benefit rider is an optional rider that provides a separate death benefit in addition to the death benefit provided under the death benefit options described above. The rider is subject to state availability and is available only for issue ages 75 or under. You may add it at issue of the Contract or, if not yet available in your state, on the next contract anniversary following introduction of the rider in your state. The date on which the rider is added is referred to as the "rider effective date."

If the rider is added at issue, the rider provides a benefit equal to a percentage of the gain under the Contract, up to a gain equal to 150% of premiums adjusted for withdrawals ("Maximum Base"). Currently, if added at issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: i) the Maximum Base; and ii) the contract value on the claim date minus premiums adjusted for withdrawals. If added after issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: i) 150% of the contract value on the rider effective date, plus subsequent premiums adjusted for subsequent withdrawals; and ii) the contract value on the claim date minus the contract value on the rider effective date, minus subsequent premiums adjusted for subsequent withdrawals. The adjustment to the benefit for

withdrawals is pro-rata, meaning that the benefit will be reduced by the proportion that the withdrawal bears to the contract value at the time of the withdrawal.

There is an extra charge for the earnings multiplier benefit rider and once selected, it may not be revoked.  The rider does not provide a benefit if there is no gain under the Contract.  As such, the Company would continue to assess a charge for the rider, even though no benefit would be payable at death under the rider if there are no gains under the Contract. Please see "Charges and Fees — Charges Deducted from the Subaccounts – Optional Rider Charges - Earnings Multiplier Benefit Rider Charge" for a description of the charge.

The rider is available for both non-qualified and qualified contracts.  Please see the discussions of possible tax consequences in "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit" in this prospectus.

**Death Benefit During the Income Phase**
If any contract owner or the annuitant dies after the annuity start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

**Continuation After Death — Spouse**
If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the contract as his or her own, the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value on that date is greater than zero, we will add such difference to the contract value.  We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise.  If there is no contract value in any subaccount, we will allocate the addition to the ING Liquid Assets Portfolio, or its successor. Such addition to contract value will not affect the guaranteed death benefit or any living benefit rider values.  Any addition to contract value is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the contract elects to continue the contract as his or her own.

The death benefits under each of the available options will continue, based on the surviving spouse's age on the date that ownership changes.

If you elect the Quarterly Ratchet Death Benefit or the Max 7 Enhanced Death Benefit and the new or surviving owner is attained age 89 or less, ratchets will continue, (or resume if deceased owner had already reached age 90) until the new or surviving owner reaches age 90.  If you elected the Max 7 Enhanced Death Benefit, the new or surviving owner is attained age 79 or less, the Max 7 Enhanced Death Benefit continues or resumes accumulation until either the cap or the attained age of 80 is reached.

At subsequent surrender, we will waive any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner.  Any premiums paid later will be subject to any applicable surrender charge.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise.  If there is no contract value in any subaccount, we will allocate the benefit to the Liquid Assets subaccount, or its successor.

The earnings multiplier benefit rider will continue if the surviving spouse is eligible based on his or her attained age. If the surviving spouse is older than the maximum rider issue age, the rider will terminate.  The Maximum Base and the percentages will be reset based on the adjusted contract value.  The calculation of the benefit going forward will be: (i) based on the attained age of the spouse at the time of the ownership change using current values as of that date; (ii) computed as if the rider were added to the Contract after issue and after the increase; and (iii) based on the Maximum Base and percentages in effect on the original rider date.  However, we may permit the surviving spouse to elect to use the then-current Maximum Base and percentages in the benefit calculation.

**Continuation After Death — Not a Spouse**
If the beneficiary or surviving joint owner is not the spouse of the owner, the contract may defer payment of the death benefit subject to the required distribution rules of the Tax Code. See next section, "Required Distributions Upon Contract Owner's Death."

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the addition will be allocated to the Liquid Assets subaccount, or its successor.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the benefit to the ING Liquid Assets Portfolio, or its successor. The earnings multiplier benefit rider then terminates, whether or not a benefit was payable under the terms of the rider.

**Required Distributions Upon Contract Owner's Death**
We will not allow any payment of benefits provided under a non-qualified Contract which does not satisfy the requirements of Section 72(s) of the Tax Code.

If any contract owner of a non-qualified contract dies before the annuity start date, we will distribute the death benefit payable to the beneficiary as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (i) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (ii) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (iii) all rights and privileges granted by the Contract or allowed by us will belong to the spouse as contract owner of the Contract. We deem the spouse to have made this election if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is not a spouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from an owner's beneficiary who is not a spouse within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from the date of death. We will determine the death benefit as of the date we receive due proof of death. Such cash payment will be in full settlement of all our liability under the Contract.

If a contract owner dies after the annuity start date, all of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If a contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner, and the surviving joint owner will become the beneficiary of the Contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of a contract owner.

## THE ANNUITY OPTIONS

**Annuitization of Your Contract**

If the annuitant and contract owner are living on the annuity start date, we will begin making payments to the contract owner under an income plan. Four fixed payment annuity options are currently available. We will make these payments under the annuity option you choose. You may change an annuity option by making a written request to us at least 30 days before the annuity start date. Living benefit riders automatically terminate when the income phase of your Contract begins. The MGIB annuity benefit may be available if you have purchased the MGIB rider, provided the waiting period and other specified conditions have been met. The Maximum Annual Withdrawal may be available with the ING LifePay Plus or ING Joint LifePay Plus riders. There is no death benefit after the annuity start date.

You may also elect an annuity option on surrender of the Contract for its cash surrender value or you may choose one or more annuity options for the payment of death benefit proceeds while it is in effect and before the annuity start date. If, at the time of the contract owner's death or the annuitant's death (if the contract owner is not an individual), no option has been chosen for paying death benefit proceeds, the beneficiary may choose an annuity option. In such a case, the payments will be based on the life expectancy of the beneficiary rather than the life of the annuitant. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable federal tax law.

The minimum monthly annuity income payment that we will make is $20. We may require that a single sum payment be made if the contract value is less than $2,000 or if the calculated monthly annuity income payment is less than $20.

For each annuity option we will issue a separate written agreement putting the annuity option into effect. Before we pay any annuity benefits, we require the return of your Contract. If your Contract has been lost, we will require that you complete and return the applicable lost Contract form. Various factors will affect the level of annuity benefits, such as the annuity option chosen, the applicable payment rate used and the investment performance of the portfolios and interest credited to the Fixed Interest Allocations.

Our current annuity options provide only for fixed payments. Fixed annuity payments are regular payments, the amount of which is fixed and guaranteed by us. Payments under our current annuity options will last either for a specified period of time or for the life of the annuitant, or both – depending on the option. We will determine the amount of the annuity payments on the annuity start date by multiplying the contract value (adjusted for any market value adjustment and any rider charges that would be due) by the applicable payment factor provided under the Contract and dividing by 1,000. The applicably payment factor will depend on: the annuity option; payment date; the frequency of payments you choose and the age of the annuitant or beneficiary (and gender, where appropriate under applicable law). Because our current annuity options provide only for fixed payments, subsequent payments will not differ from the amount of your first annuity payment.

Our approval is needed for any option where:

1) The person named to receive payment is other than the contract owner or beneficiary;
2) The person named is not a natural person, such as a corporation; or
3) Any income payment would be less than the minimum annuity income payment allowed.

**Selecting the Annuity Start Date**

You select the annuity start date, which is the date on which the annuity payments commence. Unless we consent, the annuity start date must be at least 5 years from the contract date but before the month immediately following the annuitant's 90[th] birthday. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least 5 years.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90[th] birthday.

If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. For more information, see "Federal Tax Considerations" and the SAI. For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you reach age 70½ or, in some cases, retire. Distributions may be made through annuitization or withdrawals. You should consult a tax adviser for tax advice before investing.

**Frequency of Annuity Payments**

You choose the frequency of the annuity payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, we will make the payments monthly. There may be certain restrictions on minimum payments that we will allow.

**Beneficiary Rights**

A beneficiary's right to elect an annuity option or receive a lump sum may have been restricted by the contract owner. If so, such options will not be available to the beneficiary.

**The Annuity Options**

The Contract has 4 annuity options shown below. Payments under Options 1, 2 and 3 are fixed. Payments under Option 4 may be fixed or variable, although only fixed payments are currently available. For a fixed annuity option, the contract value in the subaccounts is transferred to the Company's general account. If you do not choose an annuity option, Option 2 – Income for Life with a 10-year period certain will be selected for you, or a shorter period if required by government regulations.

**Option 1. Income for a Fixed Period.** Under this option, we make monthly payments in equal installments for a fixed number of years based on the contract value on the annuity start date. We guarantee that each monthly payment will be at least the amount stated in your Contract. If you prefer, you may request that payments be made in annual, semi-annual or quarterly installments. We will provide you with illustrations if you ask for them. If the cash surrender value or contract value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the contract owner reaches age 59½.

**Option 2. Income for Life with a Period Certain.** Under this option, we make payments for the life of the annuitant in equal monthly installments and guarantee the income for at least a period certain, such as 10 or 20 years. Other periods certain may be available to you on request. You may choose a refund period instead. Under this arrangement, income is guaranteed until payments equal the amount of your Contract. If the person named lives beyond the guaranteed period, we will continue payments until his or her death. We guarantee that each payment will be at least the amount specified in the Contract corresponding to the person's age on his or her last birthday before the annuity start date. Amounts for ages not shown in the Contract are available if you ask for them.

**Option 3. Joint Life Income.** This option is available when there are 2 persons named to determine annuity payments. At least one of the persons named must be either the contract owner or beneficiary of the Contract. We guarantee monthly payments will be made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available upon request.

**Option 4. Annuity Plan.** Under this option, your contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the 1940 Act, it will comply with the requirements of such Act.

**Payment When Named Person Dies**

When the person named to receive payment dies, we will pay any amounts still due as provided in the annuity agreement between you and ING USA. The amounts we will pay are determined as follows:

1) For Option 1, or any remaining guaranteed payments under Option 2, we will continue payments. Under Options 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. We will base the discount interest rate on the interest rate used to calculate the payments for Options 1 and 2.

2) For Option 3, no amounts are payable after both named persons have died.

3) For Option 4, the annuity option agreement will state the amount we will pay, if any.

## OTHER CONTRACT PROVISIONS

**Reports to Contract Owners**
We confirm purchase, transfer and withdrawal transactions usually within 5 business days of processing. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value. You have 30 days to notify our Customer Service Center of any errors or discrepancies. We will notify you when any shareholder reports of the investment portfolios in which Separate Account B invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.

**Suspension of Payments**
The Company reserves the right to suspend or postpone the date of any payment or determination of values beyond the 7 permitted days on any business day (i) when the New York Stock Exchange is closed; (ii) when trading on the New York Stock Exchange is restricted; (iii) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account B's net assets; or (iv) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

**In Case of Errors in Your Application**
If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought had the age or gender not been misstated.

**Assigning the Contract as Collateral**
You may assign a non-qualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You should consult a tax adviser for tax advice. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

**Contract Changes — Applicable Tax Law**
We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law. We will give you advance notice of such changes.

**Free Look**
You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value (which may be more or less than the premium payments you paid) or, if required by your state, the original amount of your premium payment. For purposes of the refund during the free look period, (i) we adjust your contract value for any market value adjustment (if you have invested in the Fixed Account), and (ii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these states, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the ING Liquid Assets Portfolio). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your free look rights depend on the laws of the state in which you purchase the Contract. Your Contract is void as of the day we receive your Contract and cancellation request in good order. We determine your contract value at the close of business on the day we void your Contract. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

**Special Arrangements**

We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

**Selling the Contract**

Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, PA 19380 is the principal underwriter and distributor of the Contract as well as for other ING USA contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by ING USA for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

The following selling firm is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts:

- ING Financial Partners, Inc.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Morgan Stanley and other selling firms may receive commissions of up to 9.0% of premium payments. In addition, Morgan Stanley and other selling firms may receive ongoing annual compensation of up to 1.25% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on the firm's practices. Commissions and annual compensation, when combined, could exceed 9.0% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;

- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of contracts; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2011, received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

| | | | |
|---|---|---|---|
| 1. | LPL Financial Corporation | 14. | First Allied Securities Inc. |
| 2. | Morgan Stanley Smith Barney LLC. | 15. | Woodbury Financial Services Inc. |
| 3. | ING Financial Partners Inc. | 16. | Wells Fargo SEC, LLC |
| 4. | Merrill Lynch, Pierce, Fenner & Smith, Incorporated | 17. | SII Investments Inc. |
| 5. | Wells Fargo Advisors, LLC | 18. | Wells Fargo Advisors Financial Network, LLC |
| 6. | Wells Fargo Advisors, LLC (Bank Channel) | 19. | Commonwealth Financial Network Inc. |
| 7. | UBS Financial Services Inc. | 20. | Centaurus Financial Inc. |
| 8. | Raymond James Financial Services Inc. | 21. | Royal Alliance Assoc. |
| 9. | National Planning Corporation | 22. | PrimeVest Financial Services Inc. |
| 10. | Multi-Financial Securities Corporation | 23. | RBC Capital Markets Corporation |
| 11. | Financial Network Investment Corporation | 24. | Cambridge Investment Research Inc. |
| 12. | Securities America Inc. | 25. | Raymond James and Associates Inc. |
| 13. | ING Financial Partners, Inc. CAREER | | |

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of Contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

## OTHER INFORMATION

**Voting Rights**
We will vote the shares of a Trust owned by Separate Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting. We will ask

you for voting instructions by mail at least 10 days before the meeting.  If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount.  We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion.  The effect of proportional voting is that a small number of contract owners may decide the outcome of a vote.

**State Regulation**
We are regulated by the Insurance Department of the State of Iowa.  We are also subject to the insurance laws and regulations of all jurisdictions where we do business.  The Contract offered by this prospectus has been approved where required by those jurisdictions.  We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

**Legal Proceedings**
We are not aware of any pending legal proceedings that involve Separate Account B as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business.  Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief.  Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals.  While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Directed Services LLC., the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business.  Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief.  Directed Services LLC is not involved in any legal proceeding that in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

## FEDERAL TAX CONSIDERATIONS

**Introduction**
This section discusses our understanding of current federal income tax laws affecting the contract.  Federal income tax treatment of the contract is complex and sometimes uncertain.  You should keep the following in mind when reading it:

> Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
> Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
> This section addresses some but not all applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and
> We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice.  For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.

**Types of Contracts: Non-Qualified or Qualified**
The Contract may be purchased on a non-tax-qualified basis (non-qualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Non-qualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Tax Code.

Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans that are intended to qualify for special income tax treatment under Sections 401, 408 or 408A, and some provisions of 403 and 457 of the Tax Code.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Tax Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax sheltered annuity contract may only be made by the Employer sponsoring the Plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

**Taxation of Non-Qualified Contracts**

**Premiums**
You may not deduct the amount of your premiums to a non-qualified contract.

**Taxation of Gains Prior to Distribution**
Tax Code Section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

**Diversification.** Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such regulations and rulings, and we reserve the right to modify your Contract as necessary to do so.

**Investor Control.** Although earnings under non-qualified contracts are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

**Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements.

**Non-Natural Holders of a Non-Qualified Contract.** If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the Contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

**Delayed Annuity Starting Date.** If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

### Taxation of Distributions

**General.** When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all premiums to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

**10% Penalty Tax.** A distribution from a non-qualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

> made on or after the taxpayer reaches age 59½;
> made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
> attributable to the taxpayer's becoming disabled as defined in the Tax Code;
> made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
> the distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

**Tax-Free Exchanges.** Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

> First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the Contract;
> Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
> Then, from any remaining "income on the contract;" and
> Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of partial withdrawals or,, surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59 1/2 , may be subject to an additional 10% tax penalty. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax advisor prior to proceeding with the transaction.

**Taxation of Annuity Payments.** Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income. Any withdrawals in excess of the Maximum Annual Withdrawal payments you are receiving pursuant to the Income Optimizer under either the ING LifePay Plus or ING Joint LifePay Plus rider may also be subject to tax as ordinary income.

On September 27, 2010, President Obama signed into law the Small Business Jobs Act of 2010, which included language that permits the partial annuitization of non-qualified annuities, effective for amounts received in taxable years beginning after December 31, 2010.  The provision applies an exclusion ratio to any amount received as an annuity under a portion of an annuity provided that the annuity payments are made for a period of 10 years or more or for life.  Please consult your tax adviser before electing a partial annuitization.

**Death Benefits.**  Amounts may be distributed from a Contract because of your death or the death of the annuitant.  Generally, such amounts are includible in the income of the recipient as follows:  (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments.  Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract value and receive payments.

Different distribution requirements apply if your death occurs:

> After you begin receiving annuity payments under the Contract; or
> Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2012, your entire balance must be distributed by August 31, 2017. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

> Over the life of the designated beneficiary; or
> Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value.  Certain charges are imposed with respect to the death benefit.  It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

**Assignments and Other Transfers.**  A transfer, pledge or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein.  The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution.  Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

**Immediate Annuities.**  Under Section 72 of the Tax Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently.  While this Contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

**Multiple Contracts.**  Tax laws require that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e).  In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

**Withholding.**  We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld.  Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we

are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our Customer Service Center.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

**Taxation of Qualified Contracts**

### General

The Contracts are primarily designed for use with IRAs under Tax Code Sections 401, 408 or 408A, and some provisions of 403 and 457 (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a Contract, or on annuity payments, depends on the type of retirement plan as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the Contract. No attempt is made to provide more than general information about the use of the Contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless we consent.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

### Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

**Section 401(a), 401(k), Roth 401(k), and 403(a) Plans.** Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of Contracts to accumulate retirement savings under the plans. Employers intending to use the Contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code Section 402A, and we may set up accounts for you under the Contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

**Individual Retirement Annuities.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

**Roth IRAs.** Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

**Section 403(b) Tax-Sheltered Annuities.** The contracts are no longer available for purchase as Tax Code section 403(b) tax-sheltered annuities. Existing contracts issued as Tax Code section 403(b) tax-sheltered annuities will continue to be maintained as such under the applicable rules and regulations.

The Treasury Department has issued regulations which generally take effect on January 1, 2009. Existing contracts will be modified as necessary to comply with these regulations where allowed, or where required by law in order to maintain their status as section 403(b) tax-sheltered annuities. The final regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) the revocation of IRS Revenue Ruling 90-24, and the resulting increase in restrictions on a participant's right to transfer his or her 403(b) accounts; and (3) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

**Contributions**

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

**Distributions – General**

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, annuity payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

**Section 401(a), 401(k) and 403(a) Plans.** Distributions from these plans are taxed as received unless one of the following is true:

> The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
> You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
> The distribution is a qualified health insurance premium of a retired safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;

A required minimum distribution under Tax Code Section 401(a)(9);

A hardship withdrawal;

Otherwise excludable from income; or

Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k) or 403(a) plan unless certain exceptions, including one or more of the following, have occurred:

You have attained age 59½;

You have become disabled, as defined in the Tax Code;

You have died and the distribution is to your beneficiary;

You have separated from service with the sponsor at or after age 55;

The distribution amount is directly transferred into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;

You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;

The distribution is made due to an IRS levy upon your plan;

The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or

The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalties in other circumstances.

**Individual Retirement Annuities.** All distributions from an IRA are taxed as received unless either one of the following is true:

The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or

You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

You have attained age 59½;

You have become disabled, as defined in the Tax Code;

You have died and the distribution is to your beneficiary;

The distribution amount is directly transferred into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;

The distribution is made due to an IRS levy upon your plan; or

The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

**Roth IRAs.** A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and

Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

**403(b) Plans.** Distributions from your contract are subject to the requirements of Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan under which the assets in your contract are covered. In accordance with Code Section 403(b) and the Treasury Regulations, we have no responsibility or obligation to make any distribution (including distributions due to loans, annuity payouts, qualified domestic relations orders, hardship withdrawals and systematic distributions options) from your contract until we have received instructions or information from your Employer and/or its designee or, if permitted under Code Section 403(b) and the Treasury Regulations, you in a form acceptable to us and necessary for us to administer your contract in accordance with Code Section 403(b) the Treasury Regulations, and, if applicable, the Plan.

All distributions from these plans are taxed as received unless one of the following is true:

> The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
>
> You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
>
> The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

> Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
>
> A required minimum distribution under Tax Code section 401(a)(9);
>
> A hardship withdrawal;
>
> Otherwise excludable from income; or
>
> Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a 403(b) plan, plus in the event you have separated from service with the sponsor at or after age 55, or you have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59 1/2, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code and the regulations.

**Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs only).**

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate the following:

> Start date for distributions;
>
> The time period in which all amounts in your account(s) must be distributed; and
>
> Distribution amounts.

**Start Date and Time Period.**  Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½.  We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

> Over your life or the joint lives of you and your designated beneficiary; or
> Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

**Distribution Amounts.**  The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9).  The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

**50% Excise Tax.**  If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime.  Further information regarding required minimum distributions may be found in your contract.

**Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs Only).**  Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions.  Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death.  Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death.  For example, if you die on September 1, 2012, your entire balance must be distributed to the designated beneficiary by December 31, 2017.  However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:

> Over the life of the designated beneficiary; or
> Over a period not extending beyond the life expectancy of the designated beneficiary.

**Start Dates for Spousal Beneficiaries.**  If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

> December 31 of the calendar year following the calendar year of your death; or
> December 31 of the calendar year in which you would have attained age 70½.

**No designated beneficiary.**  If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

**Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only).**  In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

**Withholding**
Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

**401(a), 401(k), Roth 401(k), 403(a) and 403(b).**  Generally, distributions from these plans are subject to mandatory 20% federal income tax withholding.  However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

**IRAs and Roth IRAs.**  Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

**Non-resident Aliens.** If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested information.

### Assignment and Other Transfers

**IRAS and Roth IRAs.**  The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances.  Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

**Section 403(b) Plans.**  Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

> A plan participant as a means to provide benefit payments;
> An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
> The Company as collateral for a loan.

### Tax Consequences of Living Benefits and Death Benefit

**Living Benefits.**  Except as otherwise noted below, when a withdrawal from a nonqualified contract occurs under the ING LifePay Plus or ING LifePay Plus rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the contract owner's investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made.  For nonqualified contracts, the income on the contract for purposes of calculating the taxable amount of a distribution may be unclear.  For example, the living benefits provided under the ING LifePay Plus or ING Joint LifePay Plus rider, as well as the market value adjustment, could increase the contract value that applies.  Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit.  As a result, you could have higher amounts of income than will be reported to you.  In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes.

Payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer under the ING LifePay Plus or ING Joint LifePay Plus rider are designed to be treated as annuity payments and will be reported as annuity payments for withholding purposes.  A portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income.  The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when your payments of the Maximum Annual Withdrawal start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent payment is subject to tax as ordinary income.  Any withdrawals in excess of the Maximum Annual Withdrawal payments you are receiving may also be subject to tax as ordinary income.

**Enhanced Death Benefits.**  The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value.  It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit.  In addition, the provision of such benefits may result in currently taxable income to contract owners, and the presence of the death benefit could affect the amount of required minimum distributions.  Finally, certain charges are imposed with respect to some of the available death benefits.  It is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

### Possible Changes in Taxation
Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means.  It is also possible that any change could be retroactive (that is, effective before the date of the change).  You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

**Same-Sex Marriages**
Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a qualified tax adviser. In certain states, to the extent that an annuity contract or certificate offers to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any Contract Owner's spouse.

**Taxation of Company**
We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

## STATEMENT OF ADDITIONAL INFORMATION

**Table of Contents**

**Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Send the form to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271.**

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

**PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B, ING GOLDENSELECT OPPORTUNITIES, 333-28679.**

Please Print or Type:

_____
**Name**

_____
**Street Address**

_____
**City, State, Zip**

04/30/2012

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

The following tables show the Condensed Financial Information (accumulation unit values for the periods indicated and number of units outstanding) by subaccount for a Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2011, including portfolio names, and derives from the financial statements of the Separate Account, which together constitute the Separate Account's Condensed Financial Information. Portfolio name changes after December 31, 2011 are not reflected in the following information. Complete information is available in the SAI. Contact our Customer Service Center to obtain your copy free of charge. Please ask us about where you can find more timely information.

## CONDENSED FINANCIAL INFORMATION

**Except for subaccounts which did not commence operations as of December 31, 2011, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods.**

### Separate Account Annual Charges of 1.40%

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.31 | $9.53 | $7.99 | $10.09 | | | | | | |
| Value at end of period | $9.80 | $10.31 | $9.53 | $7.99 | | | | | | |
| Number of accumulation units outstanding at end of period | 14,658,436 | 14,545,662 | 13,749,221 | 5,658,472 | | | | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | | | | |
| (Fund first available during November 2003) | | | | | | | | | | |
| Value at beginning of period | $21.42 | $17.18 | $13.94 | $19.68 | $20.49 | $17.41 | $16.74 | $13.85 | $10.00 | |
| Value at end of period | $19.83 | $21.42 | $17.18 | $13.94 | $19.68 | $20.49 | $17.41 | $16.74 | $13.85 | |
| Number of accumulation units outstanding at end of period | 975,035 | 1,094,501 | 1,267,316 | 1,517,242 | 1,927,008 | 2,430,081 | 3,133,417 | 1,913,146 | 368,372 | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.24 | $11.48 | $8.59 | $15.21 | $13.15 | $11.97 | $10.22 | | | |
| Value at end of period | $12.69 | $13.24 | $11.48 | $8.59 | $15.21 | $13.15 | $11.97 | | | |
| Number of accumulation units outstanding at end of period | 8,153,827 | 9,154,108 | 10,400,918 | 11,187,820 | 8,180,923 | 5,267,423 | 2,397,304 | | | |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.08 | $9.78 | $7.63 | $13.54 | $13.56 | $11.47 | $11.02 | $10.04 | $7.83 | $9.59 |
| Value at end of period | $11.00 | $11.08 | $9.78 | $7.63 | $13.54 | $13.56 | $11.47 | $11.02 | $10.04 | $7.83 |
| Number of accumulation units outstanding at end of period | 2,007,400 | 2,311,978 | 2,618,208 | 3,016,228 | 3,793,220 | 3,999,650 | 3,467,553 | 3,098,913 | 2,275,054 | 478,395 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.66 | $8.75 | $7.19 | $9.94 | | | | | | |
| Value at end of period | $9.60 | $9.66 | $8.75 | $7.19 | | | | | | |
| Number of accumulation units outstanding at end of period | 6,393,738 | 6,373,630 | 6,199,815 | 3,167,031 | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $10.23 | $9.78 | $8.85 | $10.01 | | | | | | |
| Value at end of period | $10.67 | $10.23 | $9.78 | $8.85 | | | | | | |
| Number of accumulation units outstanding at end of period | 7,494,146 | 8,176,396 | 7,895,772 | 4,629,576 | | | | | | |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $14.12 | $12.13 | $8.87 | $16.14 | $14.65 | $13.55 | $11.89 | $10.77 | $10.00 | |
| Value at end of period | $13.26 | $14.12 | $12.13 | $8.87 | $16.14 | $14.65 | $13.55 | $11.89 | $10.77 | |
| Number of accumulation units outstanding at end of period | 23,410,109 | 25,830,505 | 27,401,456 | 26,599,640 | 21,696,367 | 18,821,265 | 15,583,944 | 9,535,997 | 1,647,654 | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $18.65 | $17.73 | $12.63 | $22.26 | $18.91 | $16.21 | $13.59 | $11.62 | $10.00 | |
| Value at end of period | $15.74 | $18.65 | $17.73 | $12.63 | $22.26 | $18.91 | $16.21 | $13.59 | $11.62 | |
| Number of accumulation units outstanding at end of period | 9,594,991 | 10,785,643 | 11,391,844 | 10,841,337 | 9,438,334 | 7,746,931 | 5,984,403 | 3,147,004 | 589,077 | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $13.40 | $12.07 | $9.08 | $9.99 | | | | | | |
| Value at end of period | $12.44 | $13.40 | $12.07 | $9.08 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,890,339 | 2,196,476 | 1,804,007 | 296,480 | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.75 | $15.91 | $13.44 | $24.21 | $21.13 | $16.60 | $14.62 | $12.60 | $9.76 | $10.00 |
| Value at end of period | $12.88 | $16.75 | $15.91 | $13.44 | $24.21 | $21.13 | $16.60 | $14.62 | $12.60 | $9.76 |
| Number of accumulation units outstanding at end of period | 523,423 | 575,039 | 619,753 | 597,728 | 617,995 | 616,466 | 474,922 | 205,326 | 34,037 | 3,935 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.60 | $10.10 | $7.58 | $13.08 | $12.51 | $11.01 | $10.00 | | | |
| Value at end of period | $12.70 | $12.60 | $10.10 | $7.58 | $13.08 | $12.51 | $11.01 | | | |
| Number of accumulation units outstanding at end of period | 4,238,575 | 4,210,806 | 4,248,323 | 3,468,055 | 2,503,317 | 1,645,722 | 857,118 | | | |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $11.39 | $10.79 | $9.12 | $12.96 | $12.11 | $10.78 | $9.90 | $10.03 | | |
| Value at end of period | $11.76 | $11.39 | $10.79 | $9.12 | $12.96 | $12.11 | $10.78 | $9.90 | | |
| Number of accumulation units outstanding at end of period | 2,008,361 | 2,127,773 | 2,329,559 | 2,462,017 | 1,874,723 | 1,900,621 | 1,770,932 | 31,726 | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.01 | $10.59 | $9.88 | | | | | | | |
| Value at end of period | $12.16 | $11.01 | $10.59 | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,459,336 | 3,408,948 | 2,184,297 | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during November 2006) | | | | | | | | | | |
| Value at beginning of period | $11.41 | $10.20 | $7.94 | $13.22 | $12.56 | $11.89 | | | | |
| Value at end of period | $11.07 | $11.41 | $10.20 | $7.94 | $13.22 | $12.56 | | | | |
| Number of accumulation units outstanding at end of period | 1,492,741 | 1,445,316 | 1,425,010 | 1,241,676 | 1,170,061 | 1,314,957 | | | | |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.40 | $9.78 | $6.50 | $9.99 | | | | | | |
| Value at end of period | $10.05 | $11.40 | $9.78 | $6.50 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,940,390 | 3,411,901 | 2,801,527 | 1,504,065 | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.77 | $9.44 | $7.18 | $12.42 | $13.60 | $11.04 | | | | |
| Value at end of period | $10.05 | $10.77 | $9.44 | $7.18 | $12.42 | $13.60 | | | | |
| Number of accumulation units outstanding at end of period | 37,146 | 44,167 | 49,679 | 36,146 | 38,325 | 740,797 | | | | |

Opportunities

A 2

# Condensed Financial Information (continued)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $9.61 | $13.04 | $17.69 | $20.33 | $27.55 | $22.31 | $13.51 | $18.07 | $22.77 |
| Value at end of period | $9.61 | $13.03 | $17.69 | $20.33 | $27.55 | $22.31 | $13.51 | $18.07 | $22.77 | $24.54 |
| Number of accumulation units outstanding at end of period | 12,247 | 100,982 | 204,711 | 305,433 | 329,892 | 302,582 | 260,944 | 241,216 | 217,627 | 191,820 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.05 | $10.05 | $10.21 | $6.63 | $8.16 | $10.08 |
| Value at end of period | | | | | $10.05 | $10.21 | $6.63 | $8.16 | $10.08 | $9.67 |
| Number of accumulation units outstanding at end of period | | | | | 854,223 | 1,892,774 | 3,270,508 | 2,897,468 | 2,485,616 | 2,223,917 |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during December 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.06 | $9.91 | $11.13 | $11.43 | $6.85 | $8.89 | $9.82 |
| Value at end of period | | | | $9.91 | $11.13 | $11.43 | $6.85 | $8.89 | $9.82 | $9.23 |
| Number of accumulation units outstanding at end of period | | | | 7,654 | 904,669 | 1,733,413 | 3,528,125 | 3,902,577 | 3,853,085 | 3,608,516 |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.18 | $10.40 | $5.84 | $7.01 | $8.63 |
| Value at end of period | | | | | | $10.40 | $5.84 | $7.01 | $8.63 | $7.73 |
| Number of accumulation units outstanding at end of period | | | | | | 1,412,784 | 5,640,975 | 5,557,861 | 6,040,110 | 4,943,231 |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $9.48 | $12.46 | $15.21 | $17.51 | $19.30 | $21.75 | $13.02 | $17.86 | $22.57 |
| Value at end of period | $9.48 | $12.46 | $15.21 | $17.51 | $19.30 | $21.75 | $13.02 | $17.86 | $22.57 | $19.79 |
| Number of accumulation units outstanding at end of period | 5,408 | 85,074 | 155,168 | 340,926 | 381,284 | 464,848 | 411,320 | 391,695 | 362,446 | 330,144 |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.00 | $10.92 | $11.04 | $7.68 | $9.99 | $11.11 |
| Value at end of period | | | | | $10.92 | $11.04 | $7.68 | $9.99 | $11.11 | $11.21 |
| Number of accumulation units outstanding at end of period | | | | | 1,274,023 | 93,156 | 108,931 | 124,700 | 205,556 | 193,021 |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $12.42 | $11.89 | $7.29 | $9.10 | $10.01 |
| Value at end of period | | | | | | $11.89 | $7.29 | $9.10 | $10.01 | $9.79 |
| Number of accumulation units outstanding at end of period | | | | | | 2,191,899 | 3,054,887 | 3,218,271 | 3,338,775 | 3,129,466 |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.00 | $9.61 | $6.09 | $7.83 | $8.55 |
| Value at end of period | | | | | | $9.61 | $6.09 | $7.83 | $8.55 | $8.32 |
| Number of accumulation units outstanding at end of period | | | | | | 7,707,311 | 18,040,063 | 18,242,924 | 16,813,479 | 15,200,030 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $9.83 | $14.74 | $15.44 | $20.95 | $25.03 | $32.84 | $19.08 | $25.82 | $30.92 |
| Value at end of period | $9.83 | $14.74 | $15.44 | $20.95 | $25.03 | $32.84 | $19.08 | $25.82 | $30.92 | $27.67 |
| Number of accumulation units outstanding at end of period | 1,119 | 53,933 | 162,142 | 280,993 | 314,523 | 303,920 | 259,963 | 253,746 | 230,815 | 208,068 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $9.99 |
| Value at end of period | | | | | | | | | | $9.57 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 19,736,037 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $9.83 | $9.95 | $6.10 | $7.82 | $8.78 |
| Value at end of period | | | | | | $9.95 | $6.10 | $7.82 | $8.78 | $8.61 |
| Number of accumulation units outstanding at end of period | | | | | | 21,255 | 3,900,949 | 5,796,850 | 5,214,662 | 9,561,032 |

Opportunities

A 3

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | | |
| Value at beginning of period | $9.88 | $8.82 | $7.27 | $11.78 | $11.40 | $10.12 | $9.76 | $8.98 | $10.00 | |
| Value at end of period | $9.71 | $9.88 | $8.82 | $7.27 | $11.78 | $11.40 | $10.12 | $9.76 | $8.98 | |
| Number of accumulation units outstanding at end of period | 939,728 | 1,008,074 | 1,178,124 | 1,295,966 | 1,448,885 | 1,498,538 | 1,549,701 | 1,431,006 | 494,773 | |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $13.12 | $10.94 | $8.44 | $13.75 | $13.25 | $12.31 | $11.26 | $10.04 | | |
| Value at end of period | $12.75 | $13.12 | $10.94 | $8.44 | $13.75 | $13.25 | $12.31 | $11.26 | | |
| Number of accumulation units outstanding at end of period | 1,103,955 | 1,204,164 | 1,377,178 | 1,538,832 | 1,857,115 | 1,780,924 | 1,371,262 | 437,111 | | |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $12.41 | $10.28 | $8.37 | $12.80 | $13.88 | $12.41 | $11.72 | $10.06 | | |
| Value at end of period | $12.12 | $12.41 | $10.28 | $8.37 | $12.80 | $13.88 | $12.41 | $11.72 | | |
| Number of accumulation units outstanding at end of period | 906,059 | 987,422 | 1,101,850 | 1,200,311 | 1,437,532 | 1,463,522 | 1,076,172 | 424,131 | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.26 | $12.28 | $11.19 | $12.42 | $11.92 | $11.65 | $11.48 | $11.13 | $10.64 | $10.00 |
| Value at end of period | $14.03 | $13.26 | $12.28 | $11.19 | $12.42 | $11.92 | $11.65 | $11.48 | $11.13 | $10.64 |
| Number of accumulation units outstanding at end of period | 13,585,163 | 14,805,735 | 15,212,968 | 14,692,505 | 12,433,842 | 7,089,555 | 3,506,748 | 2,682,543 | 1,026,869 | 719,279 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $8.09 | $7.62 | $6.06 | $10.14 | | | | | | |
| Value at end of period | $6.98 | $8.09 | $7.62 | $6.06 | | | | | | |
| Number of accumulation units outstanding at end of period | 818,658 | 1,156,598 | 1,391,858 | 139,687 | | | | | | |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.36 | $10.89 | $8.59 | $13.72 | $14.24 | $12.46 | $12.21 | $10.61 | $8.30 | $10.00 |
| Value at end of period | $11.93 | $12.36 | $10.89 | $8.59 | $13.72 | $14.24 | $12.46 | $12.21 | $10.61 | $8.30 |
| Number of accumulation units outstanding at end of period | 2,213,852 | 2,163,923 | 2,202,640 | 2,342,903 | 2,261,293 | 2,275,253 | 1,931,362 | 1,370,657 | 535,743 | 28,766 |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.31 | $11.15 | $9.24 | $12.26 | $12.04 | $10.86 | $10.16 | | | |
| Value at end of period | $11.98 | $12.31 | $11.15 | $9.24 | $12.26 | $12.04 | $10.86 | | | |
| Number of accumulation units outstanding at end of period | 2,270,527 | 2,408,048 | 2,591,371 | 2,734,004 | 1,006,618 | 482,346 | 333,809 | | | |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.61 | $14.09 | $11.55 | $17.30 | $17.13 | $15.00 | $13.85 | $12.33 | $9.79 | $10.00 |
| Value at end of period | $15.03 | $15.61 | $14.09 | $11.55 | $17.30 | $17.13 | $15.00 | $13.85 | $12.33 | $9.79 |
| Number of accumulation units outstanding at end of period | 440,586 | 510,573 | 552,748 | 594,673 | 685,778 | 737,418 | 777,843 | 638,066 | 395,948 | 42,614 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $37.72 | $31.84 | $18.85 | $39.30 | $28.83 | $21.55 | $16.25 | $14.00 | $9.71 | $10.00 |
| Value at end of period | $30.35 | $37.72 | $31.84 | $18.85 | $39.30 | $28.83 | $21.55 | $16.25 | $14.00 | $9.71 |
| Number of accumulation units outstanding at end of period | 209,192 | 242,186 | 269,685 | 256,803 | 283,507 | 274,573 | 222,769 | 0 | 30,921 | 521 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.38 | $8.56 | $6.91 | $10.18 | | | | | | |
| Value at end of period | $10.42 | $10.38 | $8.56 | $6.91 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,622,804 | 1,415,034 | 802,705 | 540,677 | | | | | | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.00 | $15.23 | $12.15 | $17.62 | $18.21 | $15.86 | $15.53 | $12.52 | $9.49 | $10.00 |
| Value at end of period | $18.46 | $19.00 | $15.23 | $12.15 | $17.62 | $18.21 | $15.86 | $15.53 | $12.52 | $9.49 |
| Number of accumulation units outstanding at end of period | 330,058 | 431,525 | 466,172 | 507,228 | 592,340 | 624,329 | 605,324 | 465,562 | 285,412 | 12,547 |

Opportunities

A 4

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.93 | | | | | | | | | |
| Value at end of period | $14.04 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,130,653 | | | | | | | | | |
| **ING LARGE CAP GROWTH PORTFOLIO (CLASS S2)** | | | | | | | | | | |
| (Fund first available during June 2004) | | | | | | | | | | |
| Value at beginning of period | $13.79 | $12.25 | $8.74 | $12.25 | $11.15 | $10.72 | $10.48 | $10.00 | | |
| Value at end of period | $13.87 | $13.79 | $12.25 | $8.74 | $12.25 | $11.15 | $10.72 | $10.48 | | |
| Number of accumulation units outstanding at end of period | 11,644 | 13,461 | 16,290 | 22,320 | 24,037 | 30,273 | 24,365 | 11,799 | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.05 | | | | | | | | | |
| Value at end of period | $10.05 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 569,147 | | | | | | | | | |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.43 | $10.58 | $10.70 | $10.61 | $10.27 | $9.96 | $9.85 | $9.91 | $9.99 | $10.00 |
| Value at end of period | $10.29 | $10.43 | $10.58 | $10.70 | $10.61 | $10.27 | $9.96 | $9.85 | $9.91 | $9.99 |
| Number of accumulation units outstanding at end of period | 474,480 | 481,105 | 709,986 | 1,177,080 | 594,191 | 325,725 | 184,128 | 206,102 | 186,420 | 28,048 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.52 | $13.16 | $10.36 | $17.63 | $15.68 | $15.18 | $14.16 | $12.79 | $9.78 | $10.00 |
| Value at end of period | $15.03 | $15.52 | $13.16 | $10.36 | $17.63 | $15.68 | $15.18 | $14.16 | $12.79 | $9.78 |
| Number of accumulation units outstanding at end of period | 233,336 | 254,031 | 273,033 | 283,655 | 314,995 | 316,269 | 301,779 | 205,275 | 117,513 | 4,338 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.84 | $12.80 | $11.03 | $14.42 | $14.09 | $12.78 | $12.62 | $11.53 | $10.04 | $10.00 |
| Value at end of period | $13.85 | $13.84 | $12.80 | $11.03 | $14.42 | $14.09 | $12.78 | $12.62 | $11.53 | $10.04 |
| Number of accumulation units outstanding at end of period | 296,157 | 349,177 | 376,458 | 444,932 | 528,754 | 576,746 | 617,829 | 497,490 | 291,541 | 14,499 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.64 | $14.85 | $11.34 | $18.46 | $14.70 | $11.40 | $10.07 | | | |
| Value at end of period | $17.46 | $16.64 | $14.85 | $11.34 | $18.46 | $14.70 | $11.40 | | | |
| Number of accumulation units outstanding at end of period | 3,840,254 | 3,829,027 | 4,073,465 | 4,123,843 | 3,122,597 | 1,844,733 | 1,446,986 | | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2004) | | | | | | | | | | |
| Value at beginning of period | $11.73 | $9.15 | $6.58 | $10.72 | $8.66 | $8.17 | $7.52 | $7.15 | | |
| Value at end of period | $11.47 | $11.73 | $9.15 | $6.58 | $10.72 | $8.66 | $8.17 | $7.52 | | |
| Number of accumulation units outstanding at end of period | 4,227,190 | 4,756,551 | 4,502,607 | 4,769,928 | 299,160 | 369,355 | 457,358 | 440,238 | | |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2002) | | | | | | | | | | |
| Value at beginning of period | $18.57 | $16.54 | $13.05 | $18.55 | $17.17 | $14.38 | $13.11 | $11.82 | $9.52 | $10.00 |
| Value at end of period | $19.94 | $18.57 | $16.54 | $13.05 | $18.55 | $17.17 | $14.38 | $13.11 | $11.82 | $9.52 |
| Number of accumulation units outstanding at end of period | 558,636 | 649,301 | 694,600 | 767,389 | 888,855 | 943,267 | 910,712 | 594,711 | 315,604 | 29,031 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $11.97 | $10.65 | $8.44 | $9.99 | | | | | | |
| Value at end of period | $11.28 | $11.97 | $10.65 | $8.44 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,104,622 | 980,145 | 563,863 | 98,549 | | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.40 | $11.73 | $8.54 | $14.55 | $13.88 | $11.97 | $10.12 | | | |
| Value at end of period | $12.10 | $13.40 | $11.73 | $8.54 | $14.55 | $13.88 | $11.97 | | | |
| Number of accumulation units outstanding at end of period | 1,397,045 | 1,420,560 | 1,635,220 | 1,818,384 | 1,491,444 | 1,005,867 | 403,465 | | | |

Opportunities

A 5

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $15.37 | $13.65 | $9.26 | $12.13 | $11.96 | $11.13 | $10.82 | | | |
| Value at end of period | $15.83 | $15.37 | $13.65 | $9.26 | $12.13 | $11.96 | $11.13 | | | |
| Number of accumulation units outstanding at end of period | 3,817,892 | 3,921,490 | 3,386,304 | 4,317,113 | 6,065,004 | 7,287,786 | 8,674,427 | | | |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.89 | $14.04 | $12.46 | $12.14 | $11.32 | $11.01 | $10.92 | $10.57 | $10.26 | $10.00 |
| Value at end of period | $15.15 | $14.89 | $14.04 | $12.46 | $12.14 | $11.32 | $11.01 | $10.92 | $10.57 | $10.26 |
| Number of accumulation units outstanding at end of period | 879,037 | 1,037,110 | 1,119,653 | 942,778 | 760,352 | 688,717 | 651,493 | 569,880 | 295,463 | 27,863 |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.79 | $10.32 | $8.43 | $13.10 | $12.64 | $10.98 | $10.30 | | | |
| Value at end of period | $11.09 | $11.79 | $10.32 | $8.43 | $13.10 | $12.64 | $10.98 | | | |
| Number of accumulation units outstanding at end of period | 700,026 | 862,455 | 854,149 | 896,825 | 1,065,830 | 1,051,162 | 1,137,342 | | | |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2005) | | | | | | | | | | |
| Value at beginning of period | $11.88 | $10.22 | $8.28 | $12.56 | $12.07 | $10.90 | $10.00 | | | |
| Value at end of period | $11.13 | $11.88 | $10.22 | $8.28 | $12.56 | $12.07 | $10.90 | | | |
| Number of accumulation units outstanding at end of period | 5,724,050 | 6,475,612 | 7,406,984 | 8,408,547 | 7,528,407 | 7,507,837 | 7,692,715 | | | |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $8.84 | $8.32 | $8.25 | | | | | | | |
| Value at end of period | $9.17 | $8.84 | $8.32 | | | | | | | |
| Number of accumulation units outstanding at end of period | 7,346,128 | 6,256,899 | 5,981,757 | | | | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.31 | $9.37 | $9.22 | | | | | | | |
| Value at end of period | $10.05 | $10.31 | $9.37 | | | | | | | |
| Number of accumulation units outstanding at end of period | 68,956,114 | 74,275,484 | 79,472,323 | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.54 | $9.63 | $9.49 | | | | | | | |
| Value at end of period | $10.40 | $10.54 | $9.63 | | | | | | | |
| Number of accumulation units outstanding at end of period | 42,036,780 | 46,040,296 | 48,787,781 | | | | | | | |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.65 | $9.86 | $9.75 | | | | | | | |
| Value at end of period | $10.73 | $10.65 | $9.86 | | | | | | | |
| Number of accumulation units outstanding at end of period | 22,515,408 | 24,451,343 | 25,879,317 | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $14.07 | $12.69 | $10.27 | | | | | | | |
| Value at end of period | $14.42 | $14.07 | $12.69 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,637,094 | 1,455,162 | 1,607,178 | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.02 | $8.17 | $6.71 | $10.17 | | | | | | |
| Value at end of period | $9.09 | $9.02 | $8.17 | $6.71 | | | | | | |
| Number of accumulation units outstanding at end of period | 4,462,209 | 5,649,134 | 6,524,524 | 629,227 | | | | | | |

Opportunities

A 6

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.71 | $12.51 | $10.35 | | | | | | | |
| Value at end of period | $13.59 | $13.71 | $12.51 | | | | | | | |
| Number of accumulation units outstanding at end of period | 310,000 | 194,823 | 130,420 | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $16.13 | $13.00 | $10.36 | | | | | | | |
| Value at end of period | $15.55 | $16.13 | $13.00 | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,267,474 | 2,632,553 | 2,765,328 | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.40 | $8.45 | $6.13 | $10.30 | | | | | | |
| Value at end of period | $10.04 | $10.40 | $8.45 | $6.13 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,745,841 | 1,854,424 | 1,478,202 | 578,346 | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.80 | $8.69 | $6.97 | $10.06 | | | | | | |
| Value at end of period | $10.20 | $10.80 | $8.69 | $6.97 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,701,985 | 1,880,369 | 1,673,974 | 1,397,996 | | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.53 | $7.31 | $5.68 | $8.80 | $8.13 | $7.34 | $6.84 | $6.31 | $4.62 | $8.33 |
| Value at end of period | $9.44 | $9.53 | $7.31 | $5.68 | $8.80 | $8.13 | $7.34 | $6.31 | $6.31 | $4.62 |
| Number of accumulation units outstanding at end of period | 796,478 | 919,414 | 1,117,503 | 1,257,982 | 1,598,381 | 1,976,720 | 2,164,620 | 2,126,799 | 1,851,941 | 774,557 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.97 | $8.97 | $7.15 | $10.25 | | | | | | |
| Value at end of period | $10.52 | $10.97 | $8.97 | $7.15 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,422,232 | 1,686,231 | 1,359,012 | 686,734 | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.32 | $16.31 | $12.44 | $17.43 | $16.96 | $15.02 | $14.16 | $12.33 | $10.01 | $10.00 |
| Value at end of period | $18.55 | $18.32 | $16.31 | $12.44 | $17.43 | $16.96 | $15.02 | $14.16 | $12.33 | $10.01 |
| Number of accumulation units outstanding at end of period | 873,587 | 977,107 | 1,054,083 | 1,098,378 | 1,252,217 | 1,255,920 | 1,145,413 | 715,018 | 261,452 | 8,750 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.70 | $12.99 | $10.56 | $16.68 | $16.43 | $14.01 | $13.70 | $12.12 | $9.83 | $10.00 |
| Value at end of period | $14.36 | $14.70 | $12.99 | $10.56 | $16.68 | $16.43 | $14.01 | $13.70 | $12.12 | $9.83 |
| Number of accumulation units outstanding at end of period | 344,638 | 381,495 | 404,604 | 425,366 | 452,863 | 483,443 | 467,347 | 366,857 | 170,839 | 14,865 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $9.35 | $8.13 | $5.78 | $10.17 | $10.10 | | | | | |
| Value at end of period | $9.10 | $9.35 | $8.13 | $5.78 | $10.17 | | | | | |
| Number of accumulation units outstanding at end of period | 1,806,950 | 1,929,680 | 1,909,257 | 775,347 | 317,543 | | | | | |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.68 | $12.19 | $8.99 | $18.05 | $15.18 | $12.42 | $10.00 | | | |
| Value at end of period | $11.82 | $13.68 | $12.19 | $8.99 | $18.05 | $15.18 | $12.42 | | | |
| Number of accumulation units outstanding at end of period | 1,461,019 | 1,599,392 | 1,998,238 | 2,376,603 | 2,243,027 | 1,560,451 | 1,361,072 | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.36 | $9.67 | $7.44 | $12.71 | $11.18 | $10.17 | | | | |
| Value at end of period | $8.96 | $10.36 | $9.67 | $7.44 | $12.71 | $11.18 | | | | |
| Number of accumulation units outstanding at end of period | 2,688,868 | 2,992,773 | 2,884,425 | 2,681,328 | 1,021,786 | 237,468 | | | | |

Opportunities

A 7

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.14 | $15.22 | $11.69 | $19.68 | $19.51 | $16.25 | $15.02 | $13.76 | $10.24 | $10.00 |
| Value at end of period | $14.99 | $16.14 | $15.22 | $11.69 | $19.68 | $19.51 | $16.25 | $15.02 | $13.76 | $10.24 |
| Number of accumulation units outstanding at end of period | 44,284 | 49,444 | 53,013 | 55,483 | 57,556 | 63,465 | 50,356 | 42,405 | 21,176 | 0 |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $11.12 | $10.15 | $7.13 | $12.03 | $11.40 | $10.01 | | | | |
| Value at end of period | $9.50 | $11.12 | $10.15 | $7.13 | $12.03 | $11.40 | | | | |
| Number of accumulation units outstanding at end of period | 32,577 | 37,293 | 40,541 | 48,118 | 72,778 | 39,144 | | | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.08 | $10.62 | $10.20 | $9.99 | | | | | | |
| Value at end of period | $11.69 | $11.08 | $10.62 | $10.20 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,165,568 | 3,163,184 | 3,588,432 | 3,388,765 | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $10.73 | $9.63 | $7.42 | $12.55 | $12.61 | $11.19 | $10.24 | | | |
| Value at end of period | $10.29 | $10.73 | $9.63 | $7.42 | $12.55 | $12.61 | $11.19 | | | |
| Number of accumulation units outstanding at end of period | 54,596 | 59,966 | 92,507 | 159,712 | 211,221 | 240,320 | 119,772 | | | |
| **ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $8.13 | $7.79 | $6.08 | $9.95 | | | | | | |
| Value at end of period | $7.70 | $8.13 | $7.79 | $6.08 | | | | | | |
| Number of accumulation units outstanding at end of period | 4,036,972 | 4,398,876 | 4,692,093 | 4,193,381 | | | | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | | | | |
| Value at beginning of period | $12.38 | $10.30 | $7.87 | $14.01 | $14.33 | $11.66 | $11.97 | $10.71 | $8.44 | $10.00 |
| Value at end of period | $11.74 | $12.38 | $10.30 | $7.87 | $14.01 | $14.33 | $11.66 | $11.97 | $10.71 | $8.44 |
| Number of accumulation units outstanding at end of period | 170,925 | 197,329 | 229,345 | 267,247 | 328,037 | 389,830 | 512,777 | 510,227 | 355,401 | 69,607 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $8.59 | $7.74 | $6.31 | $10.27 | $10.06 | $8.98 | $8.86 | $8.26 | $6.67 | $8.90 |
| Value at end of period | $8.47 | $8.59 | $7.74 | $6.31 | $10.27 | $10.06 | $8.98 | $8.86 | $8.26 | $6.67 |
| Number of accumulation units outstanding at end of period | 96,088 | 119,978 | 139,938 | 178,757 | 302,151 | 644,480 | 939,625 | 1,756,560 | 1,824,762 | 1,231,933 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.49 | $9.37 | $7.19 | $13.02 | $11.52 | $9.94 | $9.33 | $8.28 | $6.05 | $8.27 |
| Value at end of period | $8.52 | $9.49 | $9.37 | $7.19 | $13.02 | $11.52 | $9.94 | $9.33 | $8.28 | $6.05 |
| Number of accumulation units outstanding at end of period | 85,942 | 104,606 | 126,512 | 152,071 | 193,438 | 348,410 | 492,243 | 526,719 | 648,934 | 257,910 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| (Fund first available during October 2003) | | | | | | | | | | |
| Value at beginning of period | $5.01 | $6.05 | $4.64 | $7.59 | $8.12 | $7.47 | $8.23 | $9.37 | $7.21 | |
| Value at end of period | $3.09 | $5.01 | $6.05 | $4.64 | $7.59 | $8.12 | $7.47 | $8.23 | $9.37 | |
| Number of accumulation units outstanding at end of period | 270,919 | 290,517 | 316,599 | 402,662 | 538,853 | 708,583 | 1,016,831 | 834,452 | 98,866 | |

Opportunities

A 8

**Separate Account Annual Charges of 1.95%**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $10.16 | $9.44 | $7.96 | $10.08 | | | |
| Value at end of period | $9.60 | $10.16 | $9.44 | $7.96 | | | |
| Number of accumulation units outstanding at end of period | 9,163,770 | 9,731,707 | 8,786,491 | 4,810,195 | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | |
| (Fund first available during November 2003) | | | | | | | |
| Value at beginning of period | $20.53 | $16.55 | $13.51 | $19.17 | $20.07 | $17.15 | $16.58 |
| Value at end of period | $18.89 | $20.53 | $16.55 | $13.51 | $19.17 | $20.07 | $17.15 |
| Number of accumulation units outstanding at end of period | 337,456 | 373,700 | 427,908 | 464,506 | 548,499 | 661,159 | 649,073 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $14.98 | $13.06 | $9.84 | $17.51 | $15.22 | $13.93 | $12.18 |
| Value at end of period | $14.28 | $14.98 | $13.06 | $9.84 | $17.51 | $15.22 | $13.93 |
| Number of accumulation units outstanding at end of period | 3,523,959 | 3,970,153 | 4,510,559 | 4,486,056 | 3,077,617 | 2,248,140 | 1,009,027 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | |
| Value at beginning of period | $10.51 | $9.33 | $7.32 | $13.06 | $13.15 | $11.18 | $10.80 |
| Value at end of period | $10.37 | $10.51 | $9.33 | $7.32 | $13.06 | $13.15 | $11.18 |
| Number of accumulation units outstanding at end of period | 715,473 | 774,051 | 833,581 | 901,576 | 1,010,383 | 813,783 | 547,233 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $9.51 | $8.66 | $7.16 | $10.00 | | | |
| Value at end of period | $9.41 | $9.51 | $8.66 | $7.16 | | | |
| Number of accumulation units outstanding at end of period | 3,997,414 | 4,027,563 | 3,982,648 | 2,220,231 | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | |
| Value at beginning of period | $10.07 | $9.68 | $8.80 | $10.03 | | | |
| Value at end of period | $10.43 | $10.07 | $9.68 | $8.80 | | | |
| Number of accumulation units outstanding at end of period | 4,152,297 | 4,313,505 | 4,129,209 | 2,361,763 | | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during September 2003) | | | | | | | |
| Value at beginning of period | $13.55 | $11.71 | $8.61 | $15.76 | $14.38 | $13.37 | $11.80 |
| Value at end of period | $12.65 | $13.55 | $11.71 | $8.61 | $15.76 | $14.38 | $13.37 |
| Number of accumulation units outstanding at end of period | 12,182,359 | 13,344,122 | 14,066,484 | 13,439,437 | 10,172,994 | 8,382,071 | 5,632,392 |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | |
| (Fund first available during September 2003) | | | | | | | |
| Value at beginning of period | $17.90 | $17.11 | $12.26 | $21.73 | $18.56 | $16.00 | $13.49 |
| Value at end of period | $15.03 | $17.90 | $17.11 | $12.26 | $21.73 | $18.56 | $16.00 |
| Number of accumulation units outstanding at end of period | 4,771,612 | 5,456,090 | 5,469,638 | 5,030,646 | 3,981,698 | 3,004,812 | 1,757,275 |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | |
| Value at beginning of period | $13.23 | $11.98 | $9.07 | $11.36 | | | |
| Value at end of period | $12.21 | $13.23 | $11.98 | $9.07 | | | |
| Number of accumulation units outstanding at end of period | 1,371,934 | 1,083,472 | 899,347 | 241,755 | | | |

Opportunities

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $12.71 | $12.14 | $10.32 | $18.69 | $16.40 | $12.96 | $11.04 |
| Value at end of period | $9.73 | $12.71 | $12.14 | $10.32 | $18.69 | $16.40 | $12.96 |
| Number of accumulation units outstanding at end of period | 367,658 | 403,291 | 424,326 | 451,216 | 478,190 | 477,695 | 346,998 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $12.21 | $9.84 | $7.42 | $12.89 | $12.39 | $10.96 | $10.31 |
| Value at end of period | $12.23 | $12.21 | $9.84 | $7.42 | $12.89 | $12.39 | $10.96 |
| Number of accumulation units outstanding at end of period | 1,832,414 | 1,920,312 | 2,034,794 | 1,705,281 | 1,102,938 | 799,004 | 315,123 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Fund first available during May 2004) | | | | | | | |
| Value at beginning of period | $10.97 | $10.46 | $8.88 | $12.70 | $11.93 | $10.68 | $9.87 |
| Value at end of period | $11.27 | $10.97 | $10.46 | $8.88 | $12.70 | $11.93 | $10.68 |
| Number of accumulation units outstanding at end of period | 1,059,240 | 1,012,203 | 1,054,921 | 920,325 | 670,335 | 474,327 | 345,203 |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $10.91 | $10.54 | $9.88 | | | | |
| Value at end of period | $11.98 | $10.91 | $10.54 | | | | |
| Number of accumulation units outstanding at end of period | 3,095,975 | 1,335,718 | 736,563 | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during November 2006) | | | | | | | |
| Value at beginning of period | $10.87 | $9.77 | $7.65 | $12.81 | $12.24 | $11.65 | |
| Value at end of period | $10.49 | $10.87 | $9.77 | $7.65 | $12.81 | $12.24 | |
| Number of accumulation units outstanding at end of period | 783,925 | 700,594 | 1,007,156 | 602,909 | 449,216 | 319,126 | |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $11.23 | $9.69 | $6.48 | $9.99 | | | |
| Value at end of period | $9.85 | $11.23 | $9.69 | $6.48 | | | |
| Number of accumulation units outstanding at end of period | 1,370,064 | 1,679,055 | 1,620,779 | 878,672 | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | |
| (Fund first available during May 2006) | | | | | | | |
| Value at beginning of period | $10.49 | $9.24 | $7.07 | $12.30 | $13.55 | $11.05 | |
| Value at end of period | $9.73 | $10.49 | $9.24 | $7.07 | $12.30 | $13.55 | |
| Number of accumulation units outstanding at end of period | 18,841 | 23,266 | 24,133 | 26,092 | 18,243 | 167,558 | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $15.70 | $12.54 | $9.42 | $15.65 | $19.43 | $14.42 | $11.99 |
| Value at end of period | $16.83 | $15.70 | $12.54 | $9.42 | $15.65 | $19.43 | $14.42 |
| Number of accumulation units outstanding at end of period | 158,217 | 171,901 | 184,677 | 197,334 | 224,737 | 219,468 | 181,172 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | |
| (Fund first available during May 2006) | | | | | | | |
| Value at beginning of period | $9.82 | $7.99 | $6.54 | $10.11 | $10.02 | $9.95 | |
| Value at end of period | $9.37 | $9.82 | $7.99 | $6.54 | $10.11 | $10.02 | |
| Number of accumulation units outstanding at end of period | 1,128,872 | 1,279,028 | 1,440,440 | 1,534,466 | 887,486 | 373,022 | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | |
| (Fund first available during December 2005) | | | | | | | |
| Value at beginning of period | $9.54 | $8.69 | $6.73 | $11.29 | $11.06 | $9.91 | $10.02 |
| Value at end of period | $8.92 | $9.54 | $8.69 | $6.73 | $11.29 | $11.06 | $9.91 |
| Number of accumulation units outstanding at end of period | 2,253,089 | 2,482,365 | 2,512,125 | 2,198,501 | 970,586 | 498,026 | 958 |

Opportunities

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | |
| Value at beginning of period | $8.47 | $6.92 | $5.80 | $10.38 | $10.32 | | |
| Value at end of period | $7.55 | $8.47 | $6.92 | $5.80 | $10.38 | | |
| Number of accumulation units outstanding at end of period | 1,448,852 | 1,656,261 | 1,394,715 | 1,331,778 | 377,604 | | |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | |
| (Fund first available during March 2005) | | | | | | | |
| Value at beginning of period | $16.97 | $13.51 | $9.91 | $16.63 | $14.85 | $13.54 | $12.26 |
| Value at end of period | $14.80 | $16.97 | $13.51 | $9.91 | $16.63 | $14.85 | $13.54 |
| Number of accumulation units outstanding at end of period | 207,875 | 220,271 | 233,656 | 243,941 | 265,931 | 232,206 | 158,720 |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | |
| (Fund first available during May 2006) | | | | | | | |
| Value at beginning of period | $10.82 | $9.78 | $7.57 | $10.93 | $10.87 | $9.99 | |
| Value at end of period | $10.86 | $10.82 | $9.78 | $7.57 | $10.93 | $10.87 | |
| Number of accumulation units outstanding at end of period | 63,222 | 69,412 | 56,283 | 57,535 | 49,538 | 656,451 | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | |
| Value at beginning of period | $9.80 | $8.96 | $7.22 | $11.84 | $12.53 | | |
| Value at end of period | $9.54 | $9.80 | $8.96 | $7.22 | $11.84 | | |
| Number of accumulation units outstanding at end of period | 1,560,289 | 1,642,758 | 1,634,558 | 1,393,022 | 969,862 | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | |
| Value at beginning of period | $8.37 | $7.71 | $6.03 | $9.57 | $10.09 | | |
| Value at end of period | $8.11 | $8.37 | $7.71 | $6.03 | $9.57 | | |
| Number of accumulation units outstanding at end of period | 8,466,763 | 9,675,208 | 9,647,235 | 8,875,069 | 3,084,070 | | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $20.44 | $17.16 | $12.75 | $22.07 | $16.92 | $14.24 | $10.41 |
| Value at end of period | $18.19 | $20.44 | $17.16 | $12.75 | $22.07 | $16.92 | $14.24 |
| Number of accumulation units outstanding at end of period | 125,814 | 138,438 | 154,018 | 164,581 | 174,725 | 178,807 | 134,472 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $9.99 | | | | | | |
| Value at end of period | $9.52 | | | | | | |
| Number of accumulation units outstanding at end of period | 10,457,228 | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | |
| Value at beginning of period | $8.63 | $7.73 | $6.06 | $9.95 | $9.83 | | |
| Value at end of period | $8.42 | $8.63 | $7.73 | $6.06 | $9.95 | | |
| Number of accumulation units outstanding at end of period | 3,801,889 | 1,358,805 | 1,432,459 | 613,853 | 5,374 | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | |
| (Fund first available during August 2003) | | | | | | | |
| Value at beginning of period | $9.37 | $8.41 | $6.97 | $11.36 | $11.06 | $9.87 | $9.57 |
| Value at end of period | $9.16 | $9.37 | $8.41 | $6.97 | $11.36 | $11.06 | $9.87 |
| Number of accumulation units outstanding at end of period | 789,755 | 927,565 | 995,207 | 1,099,093 | 1,224,324 | 842,997 | 747,104 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | |
| (Fund first available during May 2004) | | | | | | | |
| Value at beginning of period | $14.12 | $11.84 | $9.19 | $15.05 | $14.58 | $13.63 | $12.54 |
| Value at end of period | $13.65 | $14.12 | $11.84 | $9.19 | $15.05 | $14.58 | $13.63 |
| Number of accumulation units outstanding at end of period | 546,385 | 609,244 | 668,326 | 721,208 | 897,365 | 843,068 | 636,374 |

Opportunities

A 11

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | |
| (Fund first available during June 2004) | | | | | | | |
| Value at beginning of period | $13.92 | $11.59 | $9.49 | $14.59 | $15.92 | $14.30 | $13.59 |
| Value at end of period | $13.51 | $13.92 | $11.59 | $9.49 | $14.59 | $15.92 | $14.30 |
| Number of accumulation units outstanding at end of period | 403,302 | 440,060 | 470,167 | 505,902 | 709,109 | 678,476 | 487,498 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $12.63 | $11.76 | $10.78 | $12.03 | $11.61 | $11.41 | $11.31 |
| Value at end of period | $13.29 | $12.63 | $11.76 | $10.78 | $12.03 | $11.61 | $11.41 |
| Number of accumulation units outstanding at end of period | 5,863,796 | 6,206,308 | 6,451,426 | 5,718,407 | 4,189,988 | 2,311,169 | 464,500 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $7.97 | $7.55 | $6.04 | $10.30 | | | |
| Value at end of period | $6.84 | $7.97 | $7.55 | $6.04 | | | |
| Number of accumulation units outstanding at end of period | 371,833 | 571,744 | 540,619 | 72,627 | | | |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $11.78 | $10.43 | $8.28 | $13.29 | $13.87 | $12.21 | $12.03 |
| Value at end of period | $11.31 | $11.78 | $10.43 | $8.28 | $13.29 | $13.87 | $12.21 |
| Number of accumulation units outstanding at end of period | 1,385,160 | 1,414,600 | 1,474,475 | 1,390,974 | 1,430,257 | 1,382,804 | 1,051,435 |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $11.93 | $10.86 | $9.05 | $12.07 | $11.92 | $10.82 | $10.15 |
| Value at end of period | $11.54 | $11.93 | $10.86 | $9.05 | $12.07 | $11.92 | $10.82 |
| Number of accumulation units outstanding at end of period | 1,074,103 | 1,103,836 | 1,088,308 | 939,388 | 492,315 | 369,075 | 245,919 |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $12.02 | $10.91 | $8.99 | $13.55 | $13.49 | $11.88 | $10.78 |
| Value at end of period | $11.51 | $12.02 | $10.91 | $8.99 | $13.55 | $13.49 | $11.88 |
| Number of accumulation units outstanding at end of period | 317,217 | 332,535 | 350,081 | 339,724 | 386,413 | 378,500 | 291,244 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $24.95 | $21.18 | $12.61 | $26.43 | $19.50 | $14.66 | $10.83 |
| Value at end of period | $19.96 | $24.95 | $21.18 | $12.61 | $26.43 | $19.50 | $14.66 |
| Number of accumulation units outstanding at end of period | 203,557 | 216,624 | 232,132 | 253,413 | 260,596 | 254,512 | 172,959 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $16.37 | $13.57 | $11.02 | $16.78 | $16.73 | $14.64 | $13.76 |
| Value at end of period | $16.34 | $16.37 | $13.57 | $11.02 | $16.78 | $16.73 | $14.64 |
| Number of accumulation units outstanding at end of period | 568,733 | 521,278 | 388,927 | 238,668 | 80,300 | 95,586 | 94,036 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $14.12 | $11.38 | $9.14 | $13.32 | $13.85 | $12.13 | $11.35 |
| Value at end of period | $13.65 | $14.12 | $11.38 | $9.14 | $13.32 | $13.85 | $12.13 |
| Number of accumulation units outstanding at end of period | 271,667 | 297,267 | 316,500 | 330,137 | 382,367 | 380,069 | 315,498 |
| **ING LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | |
| (Fund first available during February 2005) | | | | | | | |
| Value at beginning of period | $13.42 | | | | | | |
| Value at end of period | $13.45 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,038,029 | | | | | | |
| **ING LARGE CAP GROWTH PORTFOLIO (CLASS S2)** | | | | | | | |
| (Fund first available during February 2005) | | | | | | | |
| Value at beginning of period | $13.28 | $11.87 | $8.52 | $12.00 | $10.98 | $10.62 | $9.99 |
| Value at end of period | $13.29 | $13.28 | $11.87 | $8.52 | $12.00 | $10.98 | $10.62 |
| Number of accumulation units outstanding at end of period | 13,114 | 14,868 | 15,233 | 19,453 | 23,982 | 29,840 | 17,980 |

A 12

Opportunities

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $10.04 | | | | | | |
| Value at end of period | $10.00 | | | | | | |
| Number of accumulation units outstanding at end of period | 195,176 | | | | | | |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $10.15 | $10.35 | $10.53 | $10.50 | $10.22 | $9.97 | $9.91 |
| Value at end of period | $9.96 | $10.15 | $10.35 | $10.53 | $10.50 | $10.22 | $9.97 |
| Number of accumulation units outstanding at end of period | 283,684 | 291,435 | 397,381 | 655,679 | 277,114 | 186,370 | 161,640 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $11.65 | $9.94 | $7.87 | $13.46 | $12.04 | $11.72 | $10.78 |
| Value at end of period | $11.22 | $11.65 | $9.94 | $7.87 | $13.46 | $12.04 | $11.72 |
| Number of accumulation units outstanding at end of period | 158,524 | 164,801 | 178,966 | 197,843 | 222,433 | 209,739 | 178,213 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $11.36 | $10.56 | $9.15 | $12.03 | $11.82 | $10.78 | $10.58 |
| Value at end of period | $11.30 | $11.36 | $10.56 | $9.15 | $12.03 | $11.82 | $10.78 |
| Number of accumulation units outstanding at end of period | 356,058 | 380,689 | 400,391 | 426,503 | 506,472 | 531,774 | 411,264 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $16.12 | $14.46 | $11.11 | $18.19 | $14.56 | $11.35 | $10.14 |
| Value at end of period | $16.82 | $16.12 | $14.46 | $11.11 | $18.19 | $14.56 | $11.35 |
| Number of accumulation units outstanding at end of period | 2,710,114 | 2,258,340 | 2,474,999 | 2,312,150 | 1,455,255 | 800,077 | 371,810 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Fund first available during April 2004) | | | | | | | |
| Value at beginning of period | $11.11 | $8.72 | $6.31 | $10.33 | $8.39 | $7.95 | $7.36 |
| Value at end of period | $10.81 | $11.11 | $8.72 | $6.31 | $10.33 | $8.39 | $7.95 |
| Number of accumulation units outstanding at end of period | 1,287,437 | 1,172,403 | 647,451 | 576,021 | 43,460 | 45,890 | 45,902 |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $14.92 | $13.37 | $10.61 | $15.16 | $14.11 | $11.88 | $10.69 |
| Value at end of period | $15.94 | $14.92 | $13.37 | $10.61 | $15.16 | $14.11 | $11.88 |
| Number of accumulation units outstanding at end of period | 619,308 | 660,391 | 674,371 | 703,533 | 766,687 | 768,619 | 604,282 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | |
| Value at beginning of period | $11.82 | $10.57 | $8.43 | $9.15 | | | |
| Value at end of period | $11.08 | $11.82 | $10.57 | $8.43 | | | |
| Number of accumulation units outstanding at end of period | 203,116 | 200,920 | 144,302 | 40,406 | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $14.59 | $12.85 | $9.41 | $16.12 | $15.46 | $13.41 | $12.07 |
| Value at end of period | $13.11 | $14.59 | $12.85 | $9.41 | $16.12 | $15.46 | $13.41 |
| Number of accumulation units outstanding at end of period | 694,917 | 695,149 | 797,167 | 909,337 | 616,583 | 445,966 | 130,621 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | |
| (Fund first available during May 2004) | | | | | | | |
| Value at beginning of period | $14.81 | $13.22 | $9.03 | $11.88 | $11.78 | $11.03 | $10.78 |
| Value at end of period | $15.16 | $14.81 | $13.22 | $9.03 | $11.88 | $11.78 | $11.03 |
| Number of accumulation units outstanding at end of period | 1,686,591 | 1,761,365 | 908,647 | 1,056,910 | 1,275,970 | 1,078,759 | 773,925 |

Opportunities

A 13

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $13.24 | $12.56 | $11.20 | $10.98 | $10.30 | $10.07 | $10.04 |
| Value at end of period | $13.40 | $13.24 | $12.56 | $11.20 | $10.98 | $10.30 | $10.07 |
| Number of accumulation units outstanding at end of period | 432,127 | 433,072 | 397,375 | 316,257 | 273,199 | 285,921 | 181,387 |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $11.42 | $10.05 | $8.26 | $12.90 | $12.52 | $10.94 | $10.29 |
| Value at end of period | $10.69 | $11.42 | $10.05 | $8.26 | $12.90 | $12.52 | $10.94 |
| Number of accumulation units outstanding at end of period | 215,052 | 214,959 | 192,048 | 210,718 | 246,686 | 253,209 | 130,333 |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | |
| (Fund first available during April 2005) | | | | | | | |
| Value at beginning of period | $11.51 | $9.96 | $8.11 | $12.37 | $11.96 | $10.86 | $10.00 |
| Value at end of period | $10.72 | $11.51 | $9.96 | $8.11 | $12.37 | $11.96 | $10.86 |
| Number of accumulation units outstanding at end of period | 2,060,299 | 2,251,505 | 2,425,717 | 2,370,996 | 2,052,038 | 1,782,785 | 1,259,567 |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $8.78 | $8.31 | $8.25 | | | | |
| Value at end of period | $9.06 | $8.78 | $8.31 | | | | |
| Number of accumulation units outstanding at end of period | 5,987,264 | 4,845,565 | 4,777,187 | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $10.25 | $9.36 | $9.21 | | | | |
| Value at end of period | $9.92 | $10.25 | $9.36 | | | | |
| Number of accumulation units outstanding at end of period | 38,938,265 | 41,710,174 | 44,762,701 | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $10.47 | $9.62 | $9.49 | | | | |
| Value at end of period | $10.28 | $10.47 | $9.62 | | | | |
| Number of accumulation units outstanding at end of period | 24,435,172 | 26,143,151 | 27,731,127 | | | | |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $10.58 | $9.85 | $9.75 | | | | |
| Value at end of period | $10.59 | $10.58 | $9.85 | | | | |
| Number of accumulation units outstanding at end of period | 11,686,641 | 12,734,746 | 13,459,100 | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $13.94 | $12.64 | $10.20 | | | | |
| Value at end of period | $14.20 | $13.94 | $12.64 | | | | |
| Number of accumulation units outstanding at end of period | 322,048 | 302,452 | 315,447 | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $8.89 | $8.09 | $6.68 | $10.31 | | | |
| Value at end of period | $8.90 | $8.89 | $8.09 | $6.68 | | | |
| Number of accumulation units outstanding at end of period | 1,182,523 | 1,491,909 | 1,537,427 | 185,841 | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $13.58 | $12.46 | $10.54 | | | | |
| Value at end of period | $13.39 | $13.58 | $12.46 | | | | |
| Number of accumulation units outstanding at end of period | 226,688 | 202,476 | 154,282 | | | | |

Opportunities

A‑14

# Condensed Financial Information (continued)

**ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO**
(Funds were first received in this option during May 2009)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| Value at beginning of period | $15.97 | $12.94 | $10.14 | | | | |
| Value at end of period | $15.32 | $15.97 | $12.94 | | | | |
| Number of accumulation units outstanding at end of period | 750,346 | 801,914 | 789,109 | | | | |

**ING RUSSELL™ MID CAP INDEX PORTFOLIO**
(Funds were first received in this option during May 2008)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| Value at beginning of period | $10.24 | $8.36 | $6.11 | $10.40 | | | |
| Value at end of period | $9.84 | $10.24 | $8.36 | $6.11 | | | |
| Number of accumulation units outstanding at end of period | 844,438 | 971,877 | 727,369 | 303,340 | | | |

**ING RUSSELL™ SMALL CAP INDEX PORTFOLIO**
(Funds were first received in this option during May 2008)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| Value at beginning of period | $10.63 | $8.60 | $6.94 | $10.16 | | | |
| Value at end of period | $9.99 | $10.63 | $8.60 | $6.94 | | | |
| Number of accumulation units outstanding at end of period | 887,230 | 1,007,545 | 845,599 | 553,373 | | | |

**ING SMALL CAP OPPORTUNITIES PORTFOLIO**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| Value at beginning of period | $9.02 | $6.97 | $5.44 | $8.48 | $7.87 | $7.15 | $6.70 |
| Value at end of period | $8.90 | $9.02 | $6.97 | $5.44 | $8.48 | $7.87 | $7.15 |
| Number of accumulation units outstanding at end of period | 175,561 | 196,291 | 224,324 | 248,212 | 290,570 | 280,862 | 160,035 |

**ING SMALL COMPANY PORTFOLIO**
(Funds were first received in this option during April 2008)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| Value at beginning of period | $10.80 | $8.88 | $7.12 | $10.13 | | | |
| Value at end of period | $10.31 | $10.80 | $8.88 | $7.12 | | | |
| Number of accumulation units outstanding at end of period | 676,236 | 730,562 | 637,166 | 317,965 | | | |

**ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO**
(Fund first available during January 2005)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| Value at beginning of period | $14.08 | $12.61 | $9.66 | $13.62 | $13.33 | $11.87 | $11.09 |
| Value at end of period | $14.18 | $14.08 | $12.61 | $9.66 | $13.62 | $13.33 | $11.87 |
| Number of accumulation units outstanding at end of period | 592,104 | 628,128 | 727,310 | 763,647 | 846,175 | 892,576 | 629,093 |

**ING T. ROWE PRICE EQUITY INCOME PORTFOLIO**
(Fund first available during January 2005)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| Value at beginning of period | $11.55 | $10.27 | $8.40 | $13.33 | $13.21 | $11.33 | $11.00 |
| Value at end of period | $11.22 | $11.55 | $10.27 | $8.40 | $13.33 | $13.21 | $11.33 |
| Number of accumulation units outstanding at end of period | 197,162 | 171,985 | 174,115 | 183,919 | 203,291 | 187,113 | 149,598 |

**ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO**
(Funds were first received in this option during May 2007)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| Value at beginning of period | $9.16 | $8.01 | $5.73 | $10.14 | $10.10 | | |
| Value at end of period | $8.86 | $9.16 | $8.01 | $5.73 | $10.14 | | |
| Number of accumulation units outstanding at end of period | 959,911 | 1,067,560 | 987,671 | 535,486 | 154,046 | | |

**ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO**
(Fund first available during May 2005)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| Value at beginning of period | $13.25 | $11.88 | $8.80 | $17.78 | $15.04 | $12.37 | $10.02 |
| Value at end of period | $11.39 | $13.25 | $11.88 | $8.80 | $17.78 | $15.04 | $12.37 |
| Number of accumulation units outstanding at end of period | 700,849 | 749,135 | 899,945 | 1,055,822 | 635,073 | 386,727 | 202,215 |

**ING TEMPLETON FOREIGN EQUITY PORTFOLIO**
(Fund first available during May 2006)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| Value at beginning of period | $10.09 | $9.47 | $7.33 | $12.59 | $11.14 | $10.35 | |
| Value at end of period | $8.68 | $10.09 | $9.47 | $7.33 | $12.59 | $11.14 | |
| Number of accumulation units outstanding at end of period | 1,619,838 | 1,794,450 | 1,737,933 | 1,636,457 | 472,387 | 104,438 | |

Opportunities

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during March 2005) | | | | | | | |
| Value at beginning of period | $11.14 | $10.57 | $8.16 | $13.81 | $13.77 | $11.54 | $10.74 |
| Value at end of period | $10.29 | $11.14 | $10.57 | $8.16 | $13.81 | $13.77 | $11.54 |
| Number of accumulation units outstanding at end of period | 28,961 | 28,422 | 24,413 | 28,724 | 33,525 | 36,789 | 24,652 |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | |
| Value at beginning of period | $10.85 | $9.96 | $7.03 | $11.94 | $11.38 | $10.30 | |
| Value at end of period | $9.22 | $10.85 | $9.96 | $7.03 | $11.94 | $11.38 | |
| Number of accumulation units outstanding at end of period | 20,634 | 24,268 | 25,008 | 26,002 | 42,423 | 23,150 | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $10.92 | $10.51 | $10.16 | $10.03 | | | |
| Value at end of period | $11.45 | $10.92 | $10.51 | $10.16 | | | |
| Number of accumulation units outstanding at end of period | 1,678,619 | 1,352,838 | 1,454,753 | 808,243 | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $11.10 | $10.01 | $7.76 | $13.20 | $13.34 | $11.90 | $11.13 |
| Value at end of period | $10.59 | $11.10 | $10.01 | $7.76 | $13.20 | $13.34 | $11.90 |
| Number of accumulation units outstanding at end of period | 38,223 | 41,423 | 38,476 | 47,480 | 51,427 | 57,249 | 25,931 |
| **ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | |
| Value at beginning of period | $8.00 | $7.70 | $6.05 | $9.95 | | | |
| Value at end of period | $7.54 | $8.00 | $7.70 | $6.05 | | | |
| Number of accumulation units outstanding at end of period | 1,959,001 | 2,253,901 | 2,629,207 | 2,551,491 | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $11.80 | $9.87 | $7.58 | $13.58 | $13.96 | $11.43 | $11.79 |
| Value at end of period | $11.12 | $11.80 | $9.87 | $7.58 | $13.58 | $13.96 | $11.43 |
| Number of accumulation units outstanding at end of period | 64,541 | 68,498 | 74,324 | 83,041 | 99,598 | 106,010 | 110,857 |
| **PROFUND VP BULL** | | | | | | | |
| Value at beginning of period | $8.14 | $7.37 | $6.05 | $9.89 | $9.75 | $8.74 | $8.68 |
| Value at end of period | $7.98 | $8.14 | $7.37 | $6.05 | $9.89 | $9.75 | $8.74 |
| Number of accumulation units outstanding at end of period | 22,523 | 24,279 | 28,304 | 30,665 | 31,592 | 56,029 | 45,665 |
| **PROFUND VP EUROPE 30** | | | | | | | |
| Value at beginning of period | $8.99 | $8.93 | $6.88 | $12.54 | $11.16 | $9.69 | $9.14 |
| Value at end of period | $8.03 | $8.99 | $8.93 | $6.88 | $12.54 | $11.16 | $9.69 |
| Number of accumulation units outstanding at end of period | 32,153 | 42,989 | 44,665 | 76,510 | 85,574 | 102,368 | 97,624 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | |
| (Fund first available during October 2003) | | | | | | | |
| Value at beginning of period | $4.81 | $5.84 | $4.50 | $7.41 | $7.97 | $7.38 | $8.17 |
| Value at end of period | $2.95 | $4.81 | $5.84 | $4.50 | $7.41 | $7.97 | $7.38 |
| Number of accumulation units outstanding at end of period | 95,656 | 97,550 | 99,495 | 112,208 | 154,005 | 231,298 | 137,057 |

Opportunities

## The Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract, plus any Fixed Interest Allocation that is available. They are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge, from our Customer Service Center at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "Master-Feeder" or "fund of funds." Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities.

Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

The following table reflects a name change.

| Fund Name Change | |
| --- | --- |
| *Former Fund Name* | *Current Fund Name* |
| ING Baron Small Cap Growth Portfolio | ING Baron Growth Portfolio |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **BlackRock Global Allocation V.I. Fund**<br><br>**Investment Adviser:** BlackRock Advisors, LLC<br>**Investment Subadviser:** BlackRock Investment Management, LLC; BlackRock International Limited | Seeks to provide high total return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market instruments, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends. |
| **Fidelity® VIP Contrafund® Portfolio**<br><br>**Investment Adviser:** Fidelity Management & Research Company ("FMR")<br>**Investment Subadviser:** FMR Co., Inc.; and other affiliates of FMR | Seeks long-term capital appreciation. |
| **ING American Funds Asset Allocation Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Adviser to Master Funds:** Capital Research and Management Company<sup>SM</sup> | Seeks high total return (including income and capital gains) consistent with preservation of capital over the long term. |
| **ING American Funds Bond Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Adviser to Master Funds:** Capital Research and Management Company<sup>SM</sup> | Seeks to provide as high a level of current income as is consistent with the preservation of capital. |
| **ING American Funds International Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Adviser to Master Funds:** Capital Research and Management Company<sup>SM</sup> | Seeks to provide you with growth of capital. |
| **ING American Funds World Allocation Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Asset Allocation Committee** | Seeks long-term growth of capital. |
| **ING Baron Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** BAMCO, Inc. | Seeks capital appreciation. |
| **ING BlackRock Inflation Protected Bond Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** BlackRock Financial Management, Inc. | A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management. |
| **ING BlackRock Science and Technology Opportunities Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** BlackRock Advisors, LLC | Seeks long-term capital appreciation. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING Columbia Small Cap Value II Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Columbia Management Investment Advisers, LLC | Seeks long-term growth of capital. |
| **ING Davis New York Venture Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Davis Selected Advisers, L.P. | Seeks long-term growth of capital. |
| **ING DFA World Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Dimensional Fund Advisors LP | Seeks long-term capital appreciation. |
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio\***<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Fidelity Management & Research Company<br><br>\* FMR<sup>SM</sup> is a service mark of Fidelity Management & Research Company | Seeks long-term growth of capital. |
| **ING Franklin Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Franklin Advisers, Inc. | Seeks to maximize income while maintaining prospects for capital appreciation. |
| **ING Franklin Mutual Shares Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Franklin Mutual Advisers, LLC | Seeks capital appreciation and secondarily, income. |
| **ING Franklin Templeton Founding Strategy Portfolio**<br><br>**Investment Adviser:** Directed Services LLC | Seeks capital appreciation and secondarily, income. |
| **ING Growth and Income Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **ING Intermediate Bond Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **ING International Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks investment (before fees and expenses) results that correspond to the total return (which includes capital appreciation and income) of a widely accepted International Index. |

| Fund Name and<br>Investment Adviser/Subadviser | Investment Objective |
| --- | --- |
| **ING Invesco Van Kampen Comstock Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Invesco Advisers, Inc. | Seeks capital growth and income. |
| **ING Invesco Van Kampen Equity and Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Invesco Advisers, Inc. | Seeks total return, consisting of long-term capital appreciation and current income. |
| **ING Invesco Van Kampen Growth and Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Invesco Advisers, Inc. | Seeks long-term growth of capital and income. |
| **ING JPMorgan Mid Cap Value Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** J.P. Morgan Investment Management Inc. | Seeks growth from capital appreciation. |
| **ING Large Cap Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks long-term capital growth. |
| **ING Large Cap Value Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks growth of capital and current income. |
| **ING Liquid Assets Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks a high level of current income consistent with the preservation of capital and liquidity. |
| **ING Marsico Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Marsico Capital Management, LLC | Seeks capital appreciation. |
| **ING MFS Total Return Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Massachusetts Financial Services Company | Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income. |
| **ING MidCap Opportunities Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks long-term capital appreciation. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
| --- | --- |
| **ING Morgan Stanley Global Franchise Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Morgan Stanley Investment Management Inc. | A *non-diversified* Portfolio that seeks long-term capital appreciation. |
| **ING Oppenheimer Active Allocation Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** OppenheimerFunds, Inc. | Seeks long-term growth of capital with a secondary objective of current income. |
| **ING Oppenheimer Global Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** OppenheimerFunds, Inc. | Seeks capital appreciation. |
| **ING PIMCO Total Return Bond Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Pacific Investment Management Company LLC | Seeks maximum total return, consistent with preservation of capital and prudent investment management. |
| **ING Pioneer Mid Cap Value Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Pioneer Investment Management, Inc. | Seeks capital appreciation. |
| **ING Retirement Conservative Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Asset Allocation Committee** | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other ING Retirement Portfolios. |
| **ING Retirement Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Asset Allocation Committee** | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Growth Portfolio. |
| **ING Retirement Moderate Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Asset Allocation Committee** | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio. |
| **ING Retirement Moderate Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Asset Allocation Committee** | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Conservative Portfolio but less that that of ING Retirement Moderate Growth Portfolio. |
| **ING Russell™ Large Cap Growth Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index. |

| Fund Name and<br>Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING Russell™ Large Cap Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index. |
| **ING Russell™ Large Cap Value Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index. |
| **ING Russell™ Mid Cap Growth Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index. |
| **ING Russell™ Mid Cap Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index. |
| **ING Russell™ Small Cap Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index. |
| **ING Small Company Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations. |
| **ING Templeton Foreign Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Templeton Investment Counsel, LLC | Seeks long-term capital growth. |
| **ING Templeton Global Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Templeton Global Advisors Limited | Seeks capital appreciation. Current income is only an incidental consideration. |
| **ING T. Rowe Price Capital Appreciation Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk. |
| **ING T. Rowe Price Equity Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** T. Rowe Price Associates, Inc. | Seeks substantial dividend income as well as long-term growth of capital. |
| **ING T. Rowe Price Growth Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term capital growth, and secondarily, increasing dividend income. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING U.S. Bond Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays Capital U.S. Aggregate Bond Index®. |
| **ING WisdomTree<sup>SM</sup> Global High-Yielding Equity Index Portfolio***<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. LLC | Seeks investment returns that closely correspond to the price and yield performance, (before fees and expenses) of the WisdomTree<sup>SM</sup> Global High-Yielding Equity Index. |

\* WisdomTree<sup>SM</sup> is a servicemark of WisdomTree Investments

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by ING USA Annuity and Life Insurance Company. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the product.

## Fixed Account II

Fixed Account II ("Fixed Account") is an optional fixed interest allocation offered during the accumulation phase of your variable annuity contract between you and ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we" or "our"). The Fixed Account, which is a segregated asset account of ING USA, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We currently offer Fixed Interest Allocations with guaranteed interest periods that may vary by maturity, state of issue and rate. In addition, we may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all contracts or in all states and the rates for a given guaranteed interest period may vary among contracts. We set the interest rates periodically. We may credit a different interest rate for each interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by ING USA, as long as you do not take your money out before the maturity date for the applicable interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your contract. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

For contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return a contract for a refund as described in the prospectus.

**The Fixed Account**
You may allocate premium payments and transfer your Contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire.

Your Contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of Contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

**Guaranteed Interest Rates**
Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates. For more information see the prospectus for the Fixed Account.

**Transfers from a Fixed Interest Allocation**
You may transfer your Contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of ING USA's Separate Account B as described in the prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost

averaging will cause a transfer of the entire Contract value in such Fixed Interest Allocation to the Liquid Assets subaccount, and such a transfer will be subject to a Market Value Adjustment.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers you make to and from the Fixed Interest Allocations during specified periods while the rider is in effect.

**Withdrawals from a Fixed Interest Allocation**
During the accumulation phase, you may withdraw a portion of your Contract value in any Fixed Interest Allocation.  You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option.  A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge.  Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

Please be aware that the benefit we pay under any of the optional benefit riders will be reduced by any withdrawals you made from the Fixed Interest Allocations during the period while the rider is in effect.

**Market Value Adjustment**
A Market Value Adjustment may decrease, increase or have no effect on your Contract value.  We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

A Market Value Adjustment may be positive, negative or result in no change.  In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your Contract value.  On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your Contract value.  In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested.  If a negative Market Value Adjustment exceeds your Contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

**Contract Value in the Fixed Interest Allocations**
On the contract date, the Contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation.  On each business day after the contract date, we calculate the amount of Contract value in each Fixed Interest Allocation as follows:

    (1)    We take the Contract value in the Fixed Interest Allocation at the end of the preceding business day.
    (2)    We credit a daily rate of interest on (1) at the guaranteed rate since the preceding business day.
    (3)    We add (1) and (2).
    (4)    We subtract from (3) any transfers from that Fixed Interest Allocation.
    (5)    We subtract from (4) any withdrawals, and then subtract any contract fees (including any rider charges) and
           premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The Contract value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value Adjustment works are included in the prospectus for the Fixed Account.

**Cash Surrender Value**
The cash surrender value is the amount you receive when you surrender the Contract.  The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment, and any surrender charge.  We do not guarantee any minimum cash surrender value.  On any date during the accumulation phase, we calculate the cash surrender value as follows:  we start with your Contract value, then we adjust for any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), and any optional benefit rider charge, and any other charges incurred but not yet deducted.

**Dollar Cost Averaging from Fixed Interest Allocations**

You may elect to participate in our dollar cost averaging program from a Fixed Account Interest Allocation with a guaranteed interest period of 1 year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or contract investment portfolio subaccounts selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

**Suspension of Payments**

We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

**More Information**

See the prospectus for Fixed Account II.

## Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by ING USA Annuity and Life Insurance Company. The Fixed Interest Division is part of the ING USA General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated April 30, 2012. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact our Customer Service Center at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

## Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the Contract of $30,000.  It also assumes a withdrawal at the end of the third contract year of 30% of the contract value of $35,000.

In this example, $8,000 (10% of the total premium payments of $30,000, which is $3,000, plus cumulative earnings, which is $35,000 less $30,000, which equals $5,000) is the maximum free withdrawal amount that you may withdraw without a surrender charge.  The total amount withdrawn from the contract would be $10,500 ($35,000 x .30).  Therefore, $2,500 ($10,500 - $8,000) is considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a 6% surrender charge of $150 ($2,500 x .06).  The amount of the withdrawal paid to you will be $10,500, and in addition, $150 will be deducted from your contract value.

This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

## Special Funds and Excluded Funds Examples

**Example #1:**     The following examples are intended to demonstrate the impact on your 7% Solution Death Benefit Element ("7% MGDB") of allocating your Contract Value to Special Funds.

| 7% MGDB if 50% invested in Special Funds | | | |
|---|---|---|---|
| End of Yr | Covered | Special | Total |
| 0 | 500 | 500 | 1,000 |
| 1 | 535 | 500 | 1,035 |
| 2 | 572 | 500 | 1,072 |
| 3 | 613 | 500 | 1,113 |
| 4 | 655 | 500 | 1,155 |
| 5 | 701 | 500 | 1,201 |
| 6 | 750 | 500 | 1,250 |
| 7 | 803 | 500 | 1,303 |
| 8 | 859 | 500 | 1,359 |
| 9 | 919 | 500 | 1,419 |
| 10 | 984 | 500 | 1,484 |

| 7% MGDB if 0% invested in Special Funds | | | |
|---|---|---|---|
| End of Yr | Covered | Special | Total |
| 0 | 1,000 | — | 1,000 |
| 1 | 1,070 | — | 1,070 |
| 2 | 1,145 | — | 1,145 |
| 3 | 1,225 | — | 1,225 |
| 4 | 1,311 | — | 1,311 |
| 5 | 1,403 | — | 1,403 |
| 6 | 1,501 | — | 1,501 |
| 7 | 1,606 | — | 1,606 |
| 8 | 1,718 | — | 1,718 |
| 9 | 1,838 | — | 1,838 |
| 10 | 1,967 | — | 1,967 |

| 7% MGDB if 100% invested in Special Funds | | | |
|---|---|---|---|
| End of Yr | Covered | Special | Total |
| 0 | 0 | 1,000 | 1,000 |
| 1 | 0 | 1,000 | 1,000 |
| 2 | 0 | 1,000 | 1,000 |
| 3 | 0 | 1,000 | 1,000 |
| 4 | 0 | 1,000 | 1,000 |
| 5 | 0 | 1,000 | 1,000 |
| 6 | 0 | 1,000 | 1,000 |
| 7 | 0 | 1,000 | 1,000 |
| 8 | 0 | 1,000 | 1,000 |
| 9 | 0 | 1,000 | 1,000 |
| 10 | 0 | 1,000 | 1,000 |

| 7% MGDB if transferred to Special Funds at the beginning of year 6 | | | |
|---|---|---|---|
| End of Yr | Covered | Special | Total |
| 0 | 1,000 | — | 1,000 |
| 1 | 1,070 | — | 1,070 |
| 2 | 1,145 | — | 1,145 |
| 3 | 1,225 | — | 1,225 |
| 4 | 1,311 | — | 1,311 |
| 5 | 1,403 | — | 1,403 |
| 6 | — | 1,403 | 1,403 |
| 7 | — | 1,403 | 1,403 |
| 8 | — | 1,403 | 1,403 |
| 9 | — | 1,403 | 1,403 |
| 10 | — | 1,403 | 1,403 |

| 7% MGDB if transferred to Covered Funds at the beginning of year 6 | | | |
|---|---|---|---|
| End of Yr | Covered | Special | Total |
| 0 | — | 1,000 | 1,000 |
| 1 | — | 1,000 | 1,000 |
| 2 | — | 1,000 | 1,000 |
| 3 | — | 1,000 | 1,000 |
| 4 | — | 1,000 | 1,000 |
| 5 | — | 1,000 | 1,000 |
| 6 | 1,070 | — | 1,070 |
| 7 | 1,145 | — | 1,145 |
| 8 | 1,225 | — | 1,225 |
| 9 | 1,311 | — | 1,311 |
| 10 | 1,403 | — | 1,403 |

**Example #2:** The following examples are intended to demonstrate the impact on your 7% Solution Death Benefit Element ("7% MGDB") of allocating your Contract Value to Excluded Funds.

| 7% MGDB if 50% invested in Excluded Funds | | | | | | |
|---|---|---|---|---|---|---|
| | Covered | | Excluded | | Total | |
| End of Yr | **7% MGDB** | AV | "7% MGDB" | **AV** | **7% MGDB** | AV | Death Benefit |
| 0 | **500** | 500 | 500 | **500** | **1,000** | 1,000 | 1,000 |
| 1 | **535** | 510 | 535 | **510** | **1,045** | 1,020 | 1,045 |
| 2 | **572** | 490 | 572 | **490** | **1,062** | 980 | 1,062 |
| 3 | **613** | 520 | 613 | **520** | **1,133** | 1,040 | 1,133 |
| 4 | **655** | 550 | 655 | **550** | **1,205** | 1,100 | 1,205 |
| 5 | **701** | 450 | 701 | **450** | **1,151** | 900 | 1,151 |
| 6 | **750** | 525 | 750 | **525** | **1,275** | 1,050 | 1,275 |
| 7 | **803** | 600 | 803 | **600** | **1,403** | 1,200 | 1,403 |
| 8 | **859** | 750 | 859 | **750** | **1,609** | 1,500 | 1,609 |
| 9 | **919** | 500 | 919 | **500** | **1,419** | 1,000 | 1,419 |
| 10 | **984** | 300 | 984 | **300** | **1,284** | 600 | 1,284 |

| 7% MGDB if 0% invested in Excluded Funds | | | |
|---|---|---|---|
| | Covered | | |
| End of Yr | 7% MGDB | AV | Death Benefit |
| 0 | 1,000 | 1,000 | 1,000 |
| 1 | 1,070 | 1,020 | 1,070 |
| 2 | 1,145 | 980 | 1,145 |
| 3 | 1,225 | 1,040 | 1,225 |
| 4 | 1,311 | 1,100 | 1,311 |
| 5 | 1,403 | 900 | 1,403 |
| 6 | 1,501 | 1,050 | 1,501 |
| 7 | 1,606 | 1,200 | 1,606 |
| 8 | 1,718 | 1,500 | 1,718 |
| 9 | 1,838 | 1,000 | 1,838 |
| 10 | 1,967 | 600 | 1,967 |

| 7% MGDB if 100% invested in Excluded Funds | | | |
|---|---|---|---|
| | Excluded | | |
| End of Yr | "7% MGDB" | AV | Death Benefit |
| 0 | 1,000 | 1,000 | 1,000 |
| 1 | 1,070 | 1,020 | 1,020 |
| 2 | 1,145 | 980 | 980 |
| 3 | 1,225 | 1,040 | 1,040 |
| 4 | 1,311 | 1,100 | 1,100 |
| 5 | 1,403 | 900 | 900 |
| 6 | 1,501 | 1,050 | 1,050 |
| 7 | 1,606 | 1,200 | 1,200 |
| 8 | 1,718 | 1,500 | 1,500 |
| 9 | 1,838 | 1,000 | 1,000 |
| 10 | 1,967 | 600 | 600 |

Note: AV are hypothetical illustrative values. Not a projection. "7% MGDB" for Excluded funds is notional. Not payable as a benefit. Death Benefit for Excluded Funds equals Accumulation Value (AV).

| | Transfer from Covered Funds to Excluded Funds at the beginning of year 6 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Covered | | Excluded | | Total | | |
| End of Yr | 7% MGDB | AV | "7% MGDB" | AV | 7% MGDB | AV | Death Benefit |
| — | **1,000** | 1,000 | — | — | **1,000** | 1,000 | 1,000 |
| 1 | **1,070** | 1,020 | — | — | **1,070** | 1,020 | 1,070 |
| 2 | **1,145** | 980 | — | — | **1,145** | 980 | 1,145 |
| 3 | **1,225** | 1,040 | — | — | **1,225** | 1,040 | 1,225 |
| 4 | **1,311** | 1,100 | — | — | **1,311** | 1,100 | 1,311 |
| 5 | **1,403** | 900 | — | — | **1,403** | 900 | 1,403 |
| 6 | — | — | 1,501 | **1,050** | **1,050** | 1,050 | 1,050 |
| 7 | — | — | 1,606 | **1,200** | **1,200** | 1,200 | 1,200 |
| 8 | — | — | 1,718 | **1,500** | **1,500** | 1,500 | 1,500 |
| 9 | — | — | 1,838 | **1,000** | **1,000** | 1,000 | 1,000 |
| 10 | — | — | 1,967 | **600** | **600** | 600 | 600 |

Note: 7% MGDB transferred to Excluded Funds equals the 7% MGDB in Covered Funds (or pro-rata portion thereof for partial transfer). Transfers from Special Funds to Excluded Funds work the same as Covered to Excluded (except 7% MGDB in Special Funds does not accumulate).

| | Transfer from Excluded Funds to Covered Funds at the beginning of year 6 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Covered | | Excluded | | Total | | |
| End of Yr | 7% MGDB | AV | "7% MGDB" | AV | 7% MGDB | AV | Death Benefit |
| — | — | — | 1,000 | **1,000** | **1,000** | 1,000 | 1,000 |
| 1 | — | — | 1,070 | **1,020** | **1,020** | 1,020 | 1,020 |
| 2 | — | — | 1,145 | **980** | **980** | 980 | 980 |
| 3 | — | — | 1,225 | **1,040** | **1,040** | 1,040 | 1,040 |
| 4 | — | — | 1,311 | **1,100** | **1,100** | 1,100 | 1,100 |
| 5 | — | — | 1,403 | **900** | **900** | 900 | 900 |
| 6 | **963** | 1,050 | — | — | **963** | 1,050 | 1,050 |
| 7 | **1,030** | 1,200 | — | — | **1,030** | 1,200 | 1,200 |
| 8 | **1,103** | 1,500 | — | — | **1,103** | 1,500 | 1,500 |
| 9 | **1,180** | 1,000 | — | — | **1,180** | 1,000 | 1,180 |
| 10 | **1,262** | 600 | — | — | **1,262** | 600 | 1,262 |

Note: 7% MGDB transferred to Covered Funds is the lesser of 7% MGDB in Excluded Funds (or portion thereof for partial transfer) and AV transferred to Covered Funds. Transfers from Excluded Funds to Special Funds work the same as Excluded to Covered (except 7% MGDB in Special Funds does not accumulate).

## APPENDIX G

### Examples of Minimum Guaranteed Income Benefit Calculation

| Example 1 | | | | | |
|---|---|---|---|---|---|
| Age | | Contract without MGIB Rider | Contract with MGIB Rider after May 1, 2009 | Contract with MGIB Rider between January 12, 2009 and May 1, 2009 | Contract with MGIB Rider before January 12, 2009 |
| 55 | Initial Value | $100,000 | $100,000 | $100,000 | $100,000 |
| | Accumulation Rate | 0.00% | 0.00% | 0.00% | 0.00% |
| | Rider Charge | 0.00% | 0.75% | 0.75% | 0.75% |
| | | | | | |
| 65 | Contract Value | $100,000 | $89,746 | $89,188 | $89,188 |
| | Contract Annuity Factor | 4.69 | 4.69 | 4.69 | 4.69 |
| | Monthly Income | $469.00 | $420.91 | $418.29 | $418.29 |
| | MGIB Rollup | n/a | $179,085 | $196,715 | $196,715 |
| | MGIB Ratchet | n/a | $100,000 | $100,000 | $100,000 |
| | MGIB Annuity Factor | n/a | 4.17 | 4.17 | 4.43 |
| | MGIB Income | n/a | $746.78 | $820.30 | $871.45 |
| | Income | $469.00 | $746.78 | $820.30 | $871.45 |
| **Example 2** | | | | | |
| 55 | Initial Value | $100,000 | $100,000 | $100,000 | $100,000 |
| | Accumulation Rate | 3.00% | 3.00% | 3.00% | 3.00% |
| | Rider Charge | 0.00% | 0.75% | 0.75% | 0.75% |
| | | | | | |
| 65 | Contract Value | $134,392 | $122,674 | $122,065 | $122,065 |
| | Contract Annuity Factor | 4.69 | 4.69 | 4.69 | 4.69 |
| | Monthly Income | $630.30 | $575.34 | $572.48 | $572.48 |
| | MGIB Rollup | n/a | $179,085 | $196,715 | $196,715 |
| | MGIB Ratchet | n/a | $122,674 | $122,065 | $122,065 |
| | MGIB Annuity Factor | n/a | 4.17 | 4.17 | 4.43 |
| | MGIB Income | n/a | $746.78 | $820.30 | $871.45 |
| | Income | $630.30 | $746.78 | $820.30 | $871.45 |
| **Example 3** | | | | | |
| 55 | Initial Value | $100,000 | $100,000 | $100,000 | $100,000 |
| | Accumulation Rate | 8.00% | 8.00% | 8.00% | 8.00% |
| | Rider Charge | 0.00% | 0.75% | 0.75% | 0.75% |
| | | | | | |
| 65 | Contract Value | $215,892 | $200,815 | $200,449 | $ 200,448 |
| | Contract Annuity Factor | 4.69 | 4.69 | 4.69 | 4.69 |
| | Monthly Income | $1,012.54 | $941.82 | $940.11 | $940.10 |
| | MGIB Rollup | n/a | $179,085 | $196,715 | $196,715 |
| | MGIB Ratchet | n/a | $200,815 | $200,449 | $200,448 |
| | MGIB Annuity Factor | n/a | 4.17 | 4.17 | 4.43 |
| | MGIB Income | n/a | $837.40 | $835.87 | $887.98 |
| | Income | $1,012.54 | $941.82 | $940.11 | $940.10 |

| Example 4 | | Contract without MGIB Rider | Contract with MGIB Rider after May 1, 2009 | Contract with MGIB Rider between January 12, 2009 and May 1, 2009 | Contract with MGIB Rider before January 12, 2009 |
|---|---|---|---|---|---|
| Age | | | | | |
| 55 | Initial Value | $100,000 | $100,000 | $100,000 | $100,000 |
| | Accumulation Rate | 9.78% | 9.78% | 9.78% | 9.78% |
| | Rider Charge | 0.00% | 0.75% | 0.75% | 0.75% |
| | | | | | |
| 65 | Contract Value | $254,233 | $236,719 | $236,665 | $236,238 |
| | Contract Annuity Factor | 4.69 | 4.69 | 4.69 | 4.69 |
| | Monthly Income | $1,192.35 | $1,110.21 | $1,109.96 | $1,107.96 |
| | MGIB Rollup | n/a | $179,085 | $196,715 | $196,715 |
| | MGIB Ratchet | n/a | $236,719 | $236,665 | $236,238 |
| | MGIB Annuity Factor | n/a | 4.17 | 4.17 | 4.43 |
| | MGIB Income | n/a | $987.12 | $986.89 | $1,046.53 |
| | Income | $1,192.35 | $1,110.21 | $1,109.96 | $1,107.96 |

The Accumulation Rates shown under "Contract" are hypothetical and intended to illustrate various market conditions.  These rates are assumed to be net of all fees and charges except the rider charge.  Fees and charges are not assessed against the MGIB Rollup Rate.

## ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples

*The following example shows the adjustment to the Maximum Annual Withdrawal amount for a withdrawal before the Lifetime Withdrawal Phase has begun.*

**Illustration 1:  Adjustment to the ING LifePay Plus Base for a withdrawal taken prior to the Lifetime Withdrawal Phase.**

Assume the Annuitant is age 55 and the first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges.  Because the ING LifePay Plus Rider is not yet eligible to enter the Lifetime Withdrawal Phase, there is no Maximum Annual Withdrawal and the entire withdrawal is considered excess.

If the ING LifePay Plus Base and Account Value before the withdrawal are $100,000 and $90,000, respectively, then the ING LifePay Plus Base will be reduced by 3.33% ($3,000/$90,000) to $96,667 ((1 – 3.33%) * $100,000).

Any additional withdrawals taken prior to the Annuitant reaching age 59½ will also result in an immediate pro-rata reduction to the ING LifePay Plus Base.

*The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:*

**Illustration 2:  Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.**

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000  ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Contract Value before this withdrawal is $50,000, and the Contract Value is $49,500 after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, then the Maximum Annual Withdrawal is reduced by 2.02%  ($1,000 / $49,500) to $4,899  ((1 - 2.02%) * $5,000).

**Illustration 3:  A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.**

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000  ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

**Illustration 4: The Additional Withdrawal Amount at the end of the calendar year before it is withdrawn.**

Assume the most recent contract date was July 1, 2007 and the Maximum Annual Withdrawal is $5,000. Also assume RMDs, applicable to this contract, are $6,000 and $5,000 for 2008 and 2009 calendar years respectively.

Between July 1, 2007 and December 31, 2007, a withdrawal of $5,000 is taken which exhausts the Maximum Annual Withdrawal.

On January 1, 2008, the Additional Withdrawal Amount is set equal to the excess of the 2008 RMD above the existing Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000). Note that while the Maximum Annual Withdrawal has been exhausted, it is still used to calculate the Additional Withdrawal Amount.

The owner now has until December 31, 2009 to take the newly calculated Additional Withdrawal Amount of $1,000. The owner decides not to take the Additional Withdrawal Amount of $1,000 in 2008.

On January 1, 2009, the Additional Withdrawal Amount is set equal to the excess of the 2009 RMD above the existing Maximum Annual Withdrawal, $0 ($5,000 - $5,000). Note that the Additional Withdrawal Amount of $1,000 from the 2008 calendar year carries over into the 2009 calendar year and is available for withdrawal.

**Illustration 5: A withdrawal exceeds the Maximum Annual Withdrawal amount and the Additional Withdrawal Amount.**

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $3,500 net, with $0 of surrender charges. Total net withdrawals taken, $8,000, exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, $6,000, and there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $8,000 ($3,000 + $1,500 + $3,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount ($8,000 - $6,000 = $2,000), and the amount of the current gross withdrawal ($3,500).

If the Contract Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 4.12% ($2,000 / $50,000-$1,500)) to $4,794 ((1 - 4.12%) * $5,000).

**Illustration 6: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.**

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Another withdrawal is taken during that same contract year in the amount of $400 net, with $100 of surrender charges. Total gross withdrawals during the contract year are $6,500 ($3,000 + $1,500 + $1,500 + $500). The adjustment to the MAW is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,500, and the amount of the current gross withdrawal, $500.

If the Account Value before this withdrawal is $48,500, then the Maximum Annual Withdrawal is reduced by 1.03% ($500 / $48,500) to $4,849 ((1 – 1.03%) * $4,899).

## Examples of Fixed Allocation Fund Automatic Rebalancing

The following examples are designed to assist you in understanding how Fixed Allocation Fund Automatic Rebalancing works. The examples assume that there are no investment earnings or losses.

### I. Subsequent Payments

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 100% to Accepted Funds. No Fixed Allocation Fund Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner deposits an additional payment of $500,000, bringing the total contract value to $600,000, and allocates this deposit 100% to Other Funds. Because the percentage allocated to the Fixed Allocation Funds (0%) is less than 30% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $150,000 from the amount allocated to the Other Funds (30% of the $500,000 allocated to the Other Funds) to the Fixed Allocation Funds. Your ending allocations will be $100,000 to Accepted Funds, $150,000 to the Fixed Allocation Funds, and $350,000 to Other Funds.

### II. Partial Withdrawals

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 65% to Accepted Funds ($65,000), 30% to the Fixed Allocation Fund ($30,000), and 5% to Other Funds ($5,000). No Fixed Allocation Fund Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner requests a partial withdrawal of $29,000 from the Fixed Allocation Fund. Because the remaining amount allocated to the Fixed Allocation Fund ($1,000) is less than 30% of the total amount allocated to the Fixed Allocation Fund and the Other Funds, we will automatically reallocate $800 from the Other Funds to the Fixed Allocation Fund, so that the amount allocated to the Fixed Allocation Fund ($1,800) is 30% of the total amount allocated to the Fixed Allocation Fund and Other Funds ($6,000).

## ING LifePay Plus and ING Joint LifePay Plus

> **Important Note:** *The information immediately below pertains to the form of the ING LifePay Plus and ING Joint LifePay Plus riders available for sale on and after April 28, 2008 through May 1, 2009 in states where approved (page J-8 for the ING Joint LifePay Plus rider). If this form of the ING LifePay Plus or ING Joint LifePay Plus rider is not yet approved for sale in your state, or if you purchased a prior version, please see page J-16 for more information (page J-24 for the ING Joint LifePay Plus rider).*

**ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider.**  The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals reduce your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

**Eligibility.**  The annuitant must be the owner or one of the owners, unless the owner is a non-natural owner.  Joint annuitants are not allowed.  The maximum issue age is 80 (owner and annuitant must age qualify).  The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date.  The ING LifePay Plus rider is subject to broker/dealer availability.  **Please note that the ING LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

Contracts issued on and after November 1, 2004 are eligible for the ING LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph.  Such Contracts must not already have a living benefit rider.  Or if your Contract already has the ING LifePay or ING LifePay Plus rider, then you may be eligible to elect this version of the ING LifePay Plus rider for a limited time.  There is an election form for this purpose.  Please contact the Customer Service Center for more information.

**Rider Effective Date.**  The rider effective date is the date that coverage under the ING LifePay Plus rider begins.  If you purchase the ING LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date.  If the ING LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary.  A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

**Charge.**  The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 1.30% | 0.85% |

This quarterly charge is a percentage of the ING LifePay Plus Base.  The current annual charge is 0.75% if this rider was purchased before January 12, 2009.  We deduct the charge in arrears based on the contract date (contract year versus calendar year).  In arrears means the first charge is deducted at the end of the first quarter following the rider effective date.  If the rider is elected at contract issue, the rider effective date is the same as the contract date.  If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary.  A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.  The charge will be pro-rated when the rider is terminated.  Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins.  Before January 12, 2009, we reserve the right to increase the charge for the ING LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins.  You will never pay more than new issues of this rider, subject to the maximum annual charge.  We promise not to increase the charge for your first five contract years.  For more information about how this rider works, please see "Living Benefit Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply.  But currently, a Market Value Adjustment would not apply when this

charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C.

**No Cancellation.** Once you purchase the ING LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING LifePay Plus rider.

**Termination.** The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: Terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING LifePay Plus rider; or Die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract. The ING LifePay Plus rider also terminates with a change in Contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

**Highlights.** *This paragraph introduces the terminology of the ING LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The ING LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the ING LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The guarantee continues when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since Contract value would be zero) until the annuitant's death. The ING LifePay Plus Base is eligible for Annual Ratchets and 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009), and subject to adjustment for any Excess Withdrawals. The ING LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus rider allows for spousal continuation.

**ING LifePay Plus Base.** The ING LifePay Plus Base is first calculated when you purchase the ING LifePay Plus rider: On the Contract date – equal to the initial premium; or After the Contract date – equal to the Contract value on the effective date of the rider.

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING LifePay Plus Base as the MGWB Base in the ING LifePay Plus rider.

**Withdrawals and Excess Withdrawals.** Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say for example the current Contract value is $90,000 on a Contract with the ING LifePay Plus rider in the Lifetime Withdrawal Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the Contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal is also a withdrawal after spousal continuation of the Contract but before the ING LifePay Plus rider's guarantees resume, which occurs on the next quarterly contract anniversary following spousal continuation. An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base – in the same proportion as Contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual

Withdrawal to be recalculated.  See Illustrations 1, 2 and 6 at the end of this appendix for examples of the consequences of an Excess Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

**Annual Ratchet.**  The ING LifePay Plus Base is recalculated on each  contract anniversary  – to equal the greater of:  the current ING LifePay Plus Base; or the current Contract value.  We call this recalculation the Annual Ratchet.

If this rider was purchased before January 12, 2009, the ING LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date).  We call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING LifePay Plus rider upon the Annual Ratchet.  You will never pay more than new issues of the ING LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years.  We will notify you in writing not less than 30 days before a charge increase.  You may avoid the charge increase by canceling the forthcoming Annual Ratchet.  Our written notice will outline the procedure you will need to follow to do so.  Please note, however, from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase.  More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal."  Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

If this rider was purchased before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins.  You will never pay more than new issues of the rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years.  Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome.

**6% Compounding Step-Up.**  The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of:  the current ING LifePay Plus Base; the current Contract value; and The ING LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary.  We call this recalculation a 6% Compounding Step-Up.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up.

Please note that there are no partial 6% Compounding Step-Ups.  The 6% Compounding Step-Up is **not** pro-rated.  So for existing Contracts to which this rider is attached (a post Contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up.  The 7% Compounding Step-Up is **not** pro-rated.

Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add the ING LifePay Plus rider on March 15, 2007.  The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary.  Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a step-up.  Rather, the first opportunity for a step-up with this Contract is on January 1, 2009.

**Lifetime Withdrawal Phase**.  The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the annuitant is age 59 ½.  On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Plus Base or the current Contract value.  The Lifetime Withdrawal Phase will continue until the earliest of:

1) the date annuity payments begin (see "The Annuity Options");
2) reduction of the Contract value to zero by an Excess Withdrawal;
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;

4) surrender of the Contract; or
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

**Maximum Annual Withdrawal.** The Maximum Annual Withdrawal is the amount that the ING LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the Annuitant's age, multiplied by the ING LifePay Plus Base.

The <u>Maximum Annual Withdrawal Percentages</u> are:

|  | **Ages** |
| --- | --- |
| 4% | 59½ to 64 |
| 5% | 65-75 |
| 6% | 76-79 |
| 7% | 80+ |

If this rider was purchased before January 12, 2009, the <u>Maximum Annual Withdrawal Percentages</u> are:

|  | *Ages* |
| --- | --- |
| 5% | 59 ½ to 69 |
| 6% | 70 to 79 |
| 7% | 80+ |

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or 6% Compounding Step-Up (Quarterly Ratchet or 7% Compounding Step-Up if this rider was purchased before January 12, 2009). Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the annuitant grows older.

In the event on the date the Lifetime Withdrawal Phase begins the Contract value is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to the Contract value. The greater the ING LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the ING LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time. Also, if the Contract's annuity commencement date is reached while the ING LifePay Plus rider is in the Lifetime Withdrawal Phase, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal. For more information about the Contract's annuity options, see "The Annuity Options."

**Required Minimum Distributions.** The ING LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. See Illustration 3 at the end of this appendix for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. See Illustration 5 at the end of this appendix for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining

will expire.  See Illustration 4 at the end of this appendix for an example of the Additional Withdrawal Amount being carried over.  **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets (Quarterly Ratchets if this rider was purchased before January 12, 2009) or upon spousal continuation of the ING LifePay Plus Rider.**

**Lifetime Automatic Periodic Benefit Status.**  The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your Contract value is reduced to zero other than by an Excess Withdrawal.  (A withdrawal in excess of the Maximum Annual Withdrawal that causes your Contract value to be reduced to zero will terminate the ING LifePay Plus rider.)  You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.  When the rider enters Lifetime Automatic Periodic Benefit Status:  the Contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider; no further premium payments will be accepted; and any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal.  These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate.  The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately.  The periodic payments will begin on the first Contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event Contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the annuitant is age 59 ½.  During this time, the ING LifePay Plus rider's death benefit remains payable upon the annuitant's death.  Also, the ING LifePay Plus Base remains eligible for the 6% Compounding Step-Ups Ups (7% Compounding Step-Ups if this rider was purchased before January 12, 2009).  Once the ING LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the annuitant's age, multiplied by the ING LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract.  Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually.  If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal.  Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly.  If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

**Investment Option Restrictions.**  While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated.  Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such Contract value in the Fixed Allocation Funds, which percentage depends on the rider's purchase date:

| Rider Purchase Date | Fixed Allocation Fund Percentage |
|---|---|
| Currently | 30% |
| Before January 12, 2009 | 25% |
| Before October 6, 2008 | 20% |

See "Fixed Allocation Funds Automatic Rebalancing," below.  We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider.  We require this allocation regardless of your investment instructions to the Contract.  The ING LifePay Plus rider will not be issued until your Contract value is allocated in accordance with these investment option restrictions.  The timing of when and how we apply these investment option restrictions is discussed further below.

**Accepted Funds**.  Currently, the Accepted Funds are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Conservative Portfolio |
| ING American Funds Asset Allocation Portfolio | ING Retirement Growth Portfolio |
| ING American Funds World Allocation Portfolio | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | ING T. Rowe Price Capital Appreciation Portfolio |
| ING MFS Total Return Portfolio | Fixed Interest Allocation |
| ING Oppenheimer Active Allocation Portfolio | |

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

| |
|---|
| ING Franklin Templeton Founding Strategy Portfolio |
| ING WisdomTree<sup>SM</sup> Global High-Yielding Equity Index Portfolio |

No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds.  We may change these designations at any time upon 30 days notice to you.  If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds**.  Currently, the Fixed Allocation Funds are:

| | |
|---|---|
| ING American Funds Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING BlackRock Inflation Protected Bond Portfolio | ING Intermediate Bond Portfolio |
| ING U.S. Bond Index Portfolio | |

You may allocate your contract value to one or more Fixed Allocation Funds.  We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

**Other Funds.** All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.**  If the Contract value in the Fixed Allocation Funds is less than the specified percentage noted above of the total Contract value allocated among the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds.  The specified percentage depends on the rider's purchase date.  Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing.  Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date.  The ING LifePay Plus Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1)  receipt of additional premiums;
2)  transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3)  withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations.  See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing."  You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it.  See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I."  **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds.  You should not purchase the ING LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

**Death of Owner or Annuitant.** The ING LifePay Plus rider terminates (with the rider's charges pro-rated) on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner. Also, an ING LifePay Plus rider that is in Lifetime Automatic Periodic Benefit Status terminates on the date of the annuitant's death.

**ING LifePay Plus Death Benefit Base.** The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING LifePay Plus rider: On the Contract date – equal to the initial premium; Or after the Contract date – equal to the Contract value on the rider effective date.

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "ING LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.

There is no additional charge for the death benefit associated with the ING LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Quarterly Ratchets or 7% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009).

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the ING LifePay Plus Death Benefit Base being reduced to zero or the annuitant's death. Upon the annuitant's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

**Spousal Continuation.** If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, provided the spouse becomes the annuitant and sole owner. At the time the Contract is continued, the ING LifePay Plus Base is recalculated to equal the Contract value, inclusive of the guaranteed death benefit – UNLESS the continuing spouse is a joint owner and the original annuitant, OR the Lifetime Withdrawal Phase has not yet begun. In this case, the ING LifePay Plus Base is recalculated to equal the greater of: The Contract value, inclusive of the guaranteed death benefit; and The last calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation. Regardless, the ING LifePay Plus rider's guarantees resume on the next quarterly contract anniversary following spousal continuation. Any withdrawals after spousal continuation of the Contract but before the ING LifePay Plus rider's guarantees resume are Excess Withdrawals. The ING LifePay Plus rider remains eligible for the Annual Ratchet upon recalculation of the ING LifePay Plus Base (Quarterly Ratchets if this rider was purchased before January 12, 2009).

The Maximum Annual Withdrawal is also recalculated at the same time as the ING LifePay Plus Base; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the annuitant is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the new annuitant's age, multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the Contract value is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to the Contract value before the Maximum Annual Withdrawal is first calculated. Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING LifePay Plus Death Benefit Base before the owner's death, subject to any pro-rata adjustment for any withdrawals before spousal continuation of the rider.

Contrary to the ING Joint LifePay Plus rider, spousal continuation of the ING LifePay Plus rider would likely NOT take effect at the same time as the Contract is continued. As noted above, the ING LifePay Plus rider provides for spousal continuation only on a quarterly contract anniversary (subject to the spouse becoming the annuitant and sole owner). So if you are concerned about the availability of benefits being interrupted with spousal continuation of the ING LifePay Plus rider, you might instead want to purchase the ING Joint LifePay Plus rider.

**Change of Owner or Annuitant.**  The ING LifePay Plus rider terminates (with the rider's charge pro-rated) upon any ownership change or change of annuitant, except for:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual;
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual;
8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual; and
9) change of owner pursuant to a court order.

**Surrender Charges.**  Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges.  We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal.  Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun.  Once your Contract value is reduced to zero, any periodic payments under the ING LifePay Plus rider would not be subject to surrender charges.  Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

**Loans.**  No loans are permitted on Contracts with the ING LifePay Plus rider.

**Taxation.**  For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

> **Important Note:** *The below information pertains to the form of the ING Joint LifePay Plus rider available for sale beginning on and after April 28, 2008 through May 1, 2009, in states where approved.  If this form of the ING Joint LifePay Plus rider is not yet approved for sale in your state, or if you purchased a prior version, please see page J-24.*

**ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider.**  The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals reduce your Contract value to zero.  You may wish to purchase this rider if you are married and concerned that you and your spouse may outlive your income.

**Eligibility.**  The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase (spouses) and eligible to elect spousal continuation (as defined by the Tax Code) of the Contract when the death benefit becomes payable, subject to the owner, annuitant and beneficiary requirements below.  The maximum issue age is 80.  Both spouses must meet the issue age requirement.  The issue age is the age of each owner on the rider effective date.  The ING Joint LifePay Plus rider is subject to broker/dealer availability.  **Please note that the ING Joint LifePay Plus rider will not be issued unless the required owner, annuitant and beneficiary designations are met, and until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

Contracts issued on and after November 1, 2004 are eligible for the ING Joint LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph.  Such Contracts must not already have a living benefit rider.  Or if your Contract already has the ING Joint LifePay or ING Joint LifePay Plus rider, then you may be eligible to elect this version of the ING Joint LifePay Plus rider for a limited time.  There is an election form for this purpose.  Please contact the Customer Service Center for more information.

**Owner, Annuitant and Beneficiary Designations.**  For nonqualified contracts: Joint owners must be spouses, and one of the owners the annuitant; and For a Contract with only one owner, the owner's spouse must be the sole primary beneficiary.  For qualified contracts, there may only be one owner who must also be the annuitant, and then the owner's spouse must also be the sole primary beneficiary.  Non-natural, custodial owners are only allowed with IRAs.  Owner and beneficiary designations for custodial IRAs must be the same as for any other qualified contract.  The annuitant must be the beneficial owner of the custodial IRA.  We require the custodian to provide us the name and date of birth of both the

owner and owner's spouse. We do not maintain individual owner and beneficiary designations for custodial IRAs. In no event are joint annuitants allowed. We reserve the right to verify the date of birth and social security number of both spouses.

**Rider Effective Date.** The rider effective date is the date that coverage under the ING Joint LifePay Plus rider begins. If you purchase the ING Joint LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date. If the ING Joint LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

**Active Spouse.** An Active Spouse is the person (people) upon whose life and age the guarantees are calculated under the ING Joint LifePay Plus rider. There must be two Active Spouses when you purchase the ING Joint LifePay Plus rider, who are married to each other and either are joint owners, or for a Contract with only one owner, the spouse must be the sole primary beneficiary. You cannot add an Active Spouse after the rider effective date. In general, changes in ownership of the Contract, the annuitant and/or beneficiary would result in one spouse being deactivated (the spouse is thereafter inactive). An inactive spouse is **not** eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider, including continuing the ING Joint LifePay Plus rider upon spousal continuation of the Contract. Once an Active Spouse is deactivated, the spouse may not become an Active Spouse again. Specific situations that would result in a spouse being deactivated include:

1. for nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an Active Spouse;
2. for nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an Active Spouse or any change of beneficiary (including the addition of primary beneficiaries); or
3. the spouse's death.

An owner may also request that a spouse be deactivated. Both owners must agree when there are joint owners. **However, all charges for the ING Joint LifePay Plus rider would continue to apply, even after a spouse is deactivated, regardless of the reason. So please be sure to understand the impact of any beneficiary or owner changes on the ING Joint LifePay Plus rider before requesting any changes.** Also, please note that a divorce terminates the ability of an ex-spouse to continue the Contract. See "Divorce" below for more information.

**Charge.** The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 1.50% | 1.05% |

This quarterly charge is a percentage of the ING LifePay Plus Base. The current annual charge is 0.95% if this rider was purchased before January 12, 2009. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING Joint LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. Before January 12, 2009, we reserve the right to increase the charge for the ING Joint LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. For more information about how this rider works, please see "Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed

Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C.

**No Cancellation.** Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING Joint LifePay Plus rider.

**Termination.** The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: Terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING Joint LifePay Plus rider; or Die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract (and your spouse is an Active Spouse). The ING Joint LifePay Plus rider also terminates with a change in Contract ownership (other than a spousal beneficiary continuation on your death by an Active Spouse). Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

**Highlights.** *This paragraph introduces the terminology of the ING Joint LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING Joint LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The ING Joint LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the ING LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The guarantee continues when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since Contract value would be zero) until the last Active Spouse's death. The ING LifePay Plus Base is eligible for Annual Ratchets and 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009), and subject to adjustment for any Excess Withdrawals. The ING Joint LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING Joint LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING Joint LifePay Plus rider allows for spousal continuation.

**ING LifePay Plus Base.** The ING LifePay Plus Base is first calculated when you purchase the ING Joint LifePay Plus rider: On the Contract date – equal to the initial premium; or After the Contract date – equal to the Contract value on the effective date of the rider.

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING LifePay Plus Base as the MGWB Base in the ING Joint LifePay Plus rider.

**Withdrawals and Excess Withdrawals.** Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say for example the current Contract value is $90,000 on a Contract with the ING Joint LifePay Plus rider in the Lifetime Withdrawal Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the Contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base – in the same proportion as Contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Illustrations 1, 2 and 6 at the end of this appendix for examples of the consequences of an Excess Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING Joint LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

**Annual Ratchet.**  The ING LifePay Plus Base is recalculated on each  contract anniversary  – to equal the greater of:  the current ING LifePay Plus Base; or the current Contract value.  We call this recalculation the Annual Ratchet.

If this rider was purchased before January 12, 2009, the ING LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date).  We call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING Joint LifePay Plus rider upon the Annual Ratchet.  You will never pay more than new issues of the ING Joint LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years.  We will notify you in writing not less than 30 days before a charge increase.  You may avoid the charge increase by canceling the forthcoming Annual Ratchet.  Our written notice will outline the procedure you will need to follow to do so.  Please note, however, from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase.  More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal."  Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

If this rider was purchased before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins.  You will never pay more than new issues of the rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years.  Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome.

**6% Compounding Step-Up.**  The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of:  the current ING LifePay Plus Base; the current Contract value; and the ING LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary.  We call this recalculation a 6% Compounding Step-Up.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up.

Please note that there are no partial 6% Compounding Step-Ups.  The 6% Compounding Step-Up is **not** pro-rated.  So for existing Contracts to which this rider is attached (a post Contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call the 7% Compounding Step-Up.  The 7% Compounding Step-Up is **not** pro-rated.

Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add the ING Joint LifePay Plus rider on March 15, 2007.  The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary.  Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a step-up.  Rather, the first opportunity for a step-up with this Contract is on January 1, 2009.

**Lifetime Withdrawal Phase**.  The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the youngest Active Spouse is age 59½.  On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Plus Base or the current Contract value.  The Lifetime Withdrawal Phase will continue until the earliest of:

1) the date annuity payments begin (see "The Annuity Options");
2) reduction of the Contract value to zero by an Excess Withdrawal;
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) surrender of the Contract;

5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary is an Active Spouse who elects to continue the Contract; or

6) the last Active Spouse dies.

The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero other than by an Excess Withdrawal.  Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

**Maximum Annual Withdrawal.**  The Maximum Annual Withdrawal is the amount that the ING Joint LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year.  The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the younger Active Spouse's age, multiplied by the ING LifePay Plus Base.

The <u>Maximum Annual Withdrawal Percentages</u> are:

|  | **Ages** |
| --- | --- |
| 4% | 59½ to 64 |
| 5% | 65-75 |
| 6% | 76-79 |
| 7% | 80+ |

If this rider was purchased before January 12, 2009, the <u>Maximum Annual Withdrawal Percentages</u> are:

|  | *Ages* |
| --- | --- |
| 4% | 59 ½ to 64 |
| 5% | 65 to 69 |
| 6% | 70 to 79 |
| 7% | 80+ |

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or 6% Compounding Step-Up (Quarterly Ratchet or 7% Compounding Step-Up if this rider was purchased before January 12, 2009).  Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the younger Active Spouse grows older.

In the event on the date the Lifetime Withdrawal Phase begins the Contract value is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to the Contract value.  The greater the ING LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the ING Joint LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time. Also, if the Contract's annuity commencement date is reached while the ING Joint LifePay Plus rider is in the Lifetime Withdrawal Phase, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.  For more information about the Contract's annuity options, see "The Annuity Options."

**Required Minimum Distributions.**  The ING Joint LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal.  If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal.  See Illustration 3 at the end of this appendix for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated.  See Illustration 5 at the end of this appendix for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount.  The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that

exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Illustration 4 at the end of this appendix for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets (Quarterly Ratchets if this rider was purchased before January 12, 2009) or upon spousal continuation of the ING Joint LifePay Plus Rider.**

**Lifetime Automatic Periodic Benefit Status.** The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your Contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your Contract value to be reduced to zero will terminate the ING Joint LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: The Contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider; No further premium payments will be accepted; and Any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the last Active Spouse at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the last Active Spouse's death.

If when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first Contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event Contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the youngest Active Spouse is age 59½. During this time, the ING Joint LifePay Plus rider's death benefit remains payable upon the last Active Spouse's death. Also, the ING LifePay Plus Base remains eligible for the 6% Compounding Step-Ups (7% Compounding Step-Ups if this rider was purchased before January 12, 2009). Once the ING Joint LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the youngest Active Spouse's age, multiplied by the ING LifePay Plus Base. If an Active Spouse were to die while Lifetime Automatic Periodic Benefit Status is deferred, then when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, and the annual amount of the periodic payments, would be based on the remaining Active Spouse's age.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

**Investment Option Restrictions.** While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such Contract value in the Fixed Allocation Funds, which depends on the rider's purchase date:

| Rider Purchase Date | Fixed Allocation Fund Percentage |
|---|---|
| Currently | 30% |
| Before January 12, 2009 | 25% |
| Before October 6, 2008 | 20% |

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The ING Joint LifePay Plus rider will not be issued until your Contract value is allocated in

accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

**Accepted Funds**. Currently, the Accepted Funds are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Conservative Portfolio |
| ING American Funds Asset Allocation Portfolio | ING Retirement Growth Portfolio |
| ING American Funds World Allocation Portfolio | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | ING T. Rowe Price Capital Appreciation Portfolio |
| ING MFS Total Return Portfolio | Fixed Interest Allocation |
| ING Oppenheimer Active Allocation Portfolio | |

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree<sup>SM</sup> Global High-Yielding Equity Index Portfolio

No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds**. Currently, the Fixed Allocation Funds are:

| | |
|---|---|
| ING American Funds Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING BlackRock Inflation Protected Bond Portfolio | ING Intermediate Bond Portfolio |
| ING U.S. Bond Index Portfolio | |

You may allocate your contract value to one or more Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

**Other Funds.** All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.** If the Contract value in the Fixed Allocation Funds is less than the specified percentage of the total Contract value allocated among the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are**

**providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

**Divorce.** Generally, in the event of divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will not longer have any such rights or be entitled to any such benefits. In the event of a divorce during the Lifetime Withdrawal Phase, the ING Joint LifePay Plus rider would continue until the owner's death (first owner in the case of joint owners, or annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As a result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal would be considered a withdrawal for purposes of the ING LifePay Plus Base. See "ING LifePay Plus Base – Withdrawals and Excess Withdrawals" above. In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change in the amount of your periodic payments. Payments will continue until both spouses are deceased.

**Death of Owner or Annuitant.** The ING Joint LifePay Plus rider terminates (with the rider's charges pro-rated) on the earlier of the date of death of the last Active Spouse, or when the surviving spouse decides not to continue the Contract.

**ING LifePay Plus Death Benefit Base.** The ING Joint LifePay Plus rider has a death benefit that is payable upon the first owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING Joint LifePay Plus rider: On the Contract date – equal to the initial premium; Or after the Contract date – equal to the Contract value on the rider effective date.

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "ING LifePay Plus Base – Withdrawals and Excess Withdrawals" above for more information.

There is no additional charge for the death benefit associated with the ING Joint LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Quarterly Ratchets or 7% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009).

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the ING LifePay Plus Death Benefit Base being reduced to zero or the last Active Spouse's death. Upon the last Active Spouse's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

**Spousal Continuation.** If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, SO LONG AS the surviving spouse in an Active Spouse. At that time, the ING LifePay Plus Base is recalculated to equal the greater of: the Contract value, inclusive of the guaranteed death benefit; and the last calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation.

The Maximum Annual Withdrawal is also recalculated; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the last Active Spouse is age 59 ½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the last Active Spouse's age, multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING Joint LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the Contract value is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to the Contract value before the Maximum Annual Withdrawal is first calculated. Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING LifePay Plus

Death Benefit Base before the owner's death, subject to any pro-rata adjustment for any withdrawals before spousal continuation of the rider.

**Change of Owner or Annuitant.** The ING Joint LifePay Plus rider terminates (with the rider's charge pro-rated) upon an ownership change or change of annuitant, except for:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual (owner's spouse must be named sole primary beneficiary to remain an Active Spouse);
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) for nonqualified contracts only, the addition of a joint owner, provided the added joint owner is the original owner's spouse and is an Active Spouse when added as a joint owner;
7) for nonqualified contracts only, the removal of a joint owner, provided the removed joint owner is an Active Spouse and becomes the sole primary beneficiary; and
8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner, provided both spouses are Active Spouses at the time of the change.

**Surrender Charges.** Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your Contract value is reduced to zero, any periodic payments under the ING Joint LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

**Loans.** No loans are permitted on Contracts with the ING Joint LifePay Plus rider.

**Taxation.** For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

> <u>**Important Note:**</u> *The information immediately below pertains to the form of the ING LifePay Plus rider available for sale on and after August 20, 2007 through April 28, 2008 in states where approved.*

**ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider.** The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals deplete your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

**Purchase.** In order to elect the ING LifePay Plus rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the Contract anniversary on which the rider is effective. Some broker-dealers may limit the availability of the rider to younger ages. The ING LifePay Plus rider is available for Contracts issued **on and after August 20, 2007** (subject to availability and state approvals) that do not already have a living benefit rider. The ING LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the rider to be elected after a contract has been issued without it, subject to certain conditions. Contact the Customer Service Center for more information. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of the following quarterly Contract anniversary.

**Rider Date.** The rider date is the date the ING LifePay Plus rider becomes effective. If you purchase the ING LifePay Plus rider when the Contract is issued, the rider date is also the Contract date.

**Charge.** The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 2.00% | 0.60% |

This quarterly charge is a percentage of the ING LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

**No Cancellation.** Once you purchase the ING LifePay Plus rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel the ING LifePay Plus rider.

**Termination.** The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:

1) annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
2) die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay Plus rider will also terminate if there is a change in Contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

**Guaranteed Withdrawal Status**. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the annuitant reaching age 59½ has not yet passed. While the ING LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:

1) quarterly contract anniversary following the annuitant reaching age 59½, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
2) reduction of the ING LifePay Plus Base to zero, at which time the rider will terminate;
3) the annuity commencement date;
4) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
5) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);
6) the surrender or annuitization of the Contract; or
7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

Please note that withdrawals while the ING LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

**Lifetime Guaranteed Withdrawal Status**.  This status begins on the date of your first withdrawal, provided the quarterly contract anniversary following the annuitant's age 59½ has passed.  If your first withdrawal is taken before this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the annuitant reaching age 59½.  This status continues until the earliest of:

1)  the annuity commencement date;
2)  reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3)  reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);
4)  the surrender or annuitization of the Contract; or
5)  the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status.  This notice will explain the change, its impact to you and your options.  You may decline this change.  Automatic reset into the Lifetime Guaranteed Withdrawal Status could result in a lower Maximum Annual Withdrawal.  However, this action will also apply to all future resets (see below) and cannot be reversed.  As described below, certain features of the ING LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

**How the ING LifePay Plus Rider Works.**  The ING LifePay Plus Withdrawal Benefit rider has two phases.  The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached).  The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal or the annuity commencement date, whichever occurs first.

Benefits paid under the ING LifePay Plus rider require the calculation of the Maximum Annual Withdrawal.  The ING LifePay Plus Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1)  If you purchased the ING LifePay Plus rider on the Contract date, the initial ING LifePay Plus Base is equal to the initial premium.
2)  If you purchased the ING LifePay Plus rider after the Contract date, the initial ING LifePay Plus Base is equal to the Contract value on the effective date of the rider.

During the Growth Phase, the initial ING LifePay Plus Base is increased dollar-for-dollar by any premiums received, ("eligible premiums").  In addition, on each quarterly contract anniversary, the ING LifePay Plus Base is recalculated as the greater of:

- The current ING LifePay Plus Base; or
- The current Contract value.  This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries, the ING LifePay Plus Base is recalculated as the greatest of:

- The current ING LifePay Plus Base; or
- The current Contract value; and
- The ING LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year.  This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date.

The ING LifePay Plus Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner.  Premiums received during the Withdrawal Phase do increase the Contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING LifePay Plus rider (see "ING LifePay Plus Reset," below).  We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

**Determination of the Maximum Annual Withdrawal.** The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of 1) the Contract value and 2) the ING LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

| Annuitant Age | Maximum Annual Withdrawal Percentage |
|---|---|
| 0-75* | 5%* |
| 76-80 | 6% |
| 81+ | 7% |

*If the Withdrawal Phase begins before the quarterly contract anniversary on or after the annuitant reaches age 59½, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the annuitant reaches age 59½, the ING LifePay Plus Base will automatically be reset to the current Contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. See "Continuation After Death – Spouse," below. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract's annuity commencement date is reached while you are in the ING LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.

If withdrawals in any Contract year exceed the Maximum Annual Withdrawal, then the ING LifePay Plus Base and the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that both the ING LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the Contract value determined:

1) before the withdrawal, for the excess withdrawal; and
2) after the withdrawal, for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a Contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. See Illustrations 1 and 2 at the end of this appendix for examples of this concept.

**Required Minimum Distributions.** Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code, that exceed the Maximum Annual Withdrawal for a specific Contract year, will not be deemed excess withdrawals in that Contract year for purposes of the ING LifePay Plus rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal.
3) Any withdrawals taken in a Contract year will count first against the Maximum Annual Withdrawal for that Contract year.
4) Once the Maximum Annual Withdrawal for the then current Contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year.
5) Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.
6) The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated.
7) If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 at the end of this appendix.

**Investment Advisory Fees.** Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

**Automatic Periodic Benefit Status.** If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits other than as provided under the ING LifePay Plus rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

**Lifetime Automatic Periodic Benefit Status.** If the Contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits other than as provided under the ING LifePay Plus rider;

2) no further premium payments will be accepted; and
3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

**ING LifePay Plus Reset.** Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the ING LifePay Plus Base to the current Contract value, if the Contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

**Investment Option Restrictions.** While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such Contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below.

**Accepted Funds**. Currently, the Accepted Funds are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Conservative Portfolio |
| ING American Funds Asset Allocation Portfolio | ING Retirement Growth Portfolio |
| ING American Funds World Allocation Portfolio | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | ING T. Rowe Price Capital Appreciation Portfolio |
| ING MFS Total Return Portfolio | Fixed Interest Allocation |
| ING Oppenheimer Active Allocation Portfolio | |

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree$^{SM}$ Global High-Yielding Equity Index Portfolio

We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds**. Currently, the Fixed Allocation Funds are:

| | |
|---|---|
| ING American Funds Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING BlackRock Inflation Protected Bond Portfolio | ING Intermediate Bond Portfolio |
| ING U.S. Bond Index Portfolio | |

You may allocate your contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, the Fixed Allocation Fund may be reclassified as a Special Fund as of the Contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the Contract, any allocation of Contract value to the Fixed Allocation Funds will be considered a Covered Fund allocation while the rider is in effect.

**Other Funds.** All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.** If the Contract value in the Fixed Allocation Funds is less than 20% of the total Contract value allocated to the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1)  receipt of additional premiums;
2)  transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3)  withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

**Death of Owner or Annuitant.** The ING LifePay Plus rider and charges will terminate on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner.

**Continuation After Death – Spouse.** If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue on the next quarterly contract anniversary, provided the spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1)  The rider will continue in the Growth Phase;
2)  On the date the rider is continued, the ING LifePay Plus Base will be reset to equal the greater of the ING LifePay Plus Base and the then current Contract value;
3)  The ING LifePay Plus charges will restart and be the same as were in effect prior to the claim date;
4)  Ratchets, which stop on the claim date, are restarted, effective on the date the rider is continued;
5)  Any remaining step-ups will be available, and if the rider is continued before an annual contract anniversary when a step-up would have been available, then that step-up will be available;
6)  The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse's age on that date; and
7)  The rider's Standard Withdrawal Benefit will be available until the quarterly contract anniversary on or after the spouse is age 59½.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase.
2) The rider's charges will restart on the date the rider is continued and be the same as were in effect prior to the claim date.
3) On the quarterly Contract anniversary that the date the rider is continued:
    (a) If the surviving spouse was not the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current Contract value and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that date. Withdrawals are permitted pursuant to the other provisions of the rider. Withdrawals causing the Contract value to fall to zero will terminate the Contract and the rider.
    (b) If the surviving spouse was the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current Contract value, only if greater, and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by the Maximum Annual Withdrawal percentage. Withdrawals are permitted pursuant to the other provisions of the rider.
4) The rider charges will restart on the quarter Contract anniversary that the rider is continued and will be the same as were in effect prior to the claim date.

**Effect of ING LifePay Plus Rider on Death Benefit.** If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay Plus rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" and "Continuation After Death – Spouse," above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay Plus rider to the beneficiary. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

While the rider is in Automatic Periodic Benefit Status, if the owner dies, the remaining ING LifePay Plus Base will be paid to the beneficiary in a lump sum.

**Change of Owner or Annuitant.** Other than as provided above under "Continuation After Death- Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;

3) change of owner from a custodian for the benefit of an individual to the same individual;
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and
8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

**Surrender Charges.** If you elect the ING LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your Contract value is zero, the periodic payments under the ING LifePay Plus rider are not subject to surrender charges.

**Loans.** No loans are permitted on Contracts with the ING LifePay Plus rider.

**Taxation.** For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

**ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider.**  The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero.  You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

> **Purchase.**  The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable.  We refer to these individuals as spouses.  Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider.  See "Ownership, Annuitant, and Beneficiary Requirements," below.

The maximum issue age is 80.  Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay Plus rider is effective.  The issue age is the age of the owners on the Contract anniversary on which the rider is effective.  Some broker dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55.  We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis.  The ING Joint LifePay Plus rider is available for Contracts issued **on and after August 20, 2007** (subject to availability and state approvals) that do not already have a living benefit rider.  The ING Joint LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below.  The Company in its discretion may allow the ING Joint LifePay Plus rider to be elected after a contract has been issued without it, subject to certain conditions.  Please contact our Customer Service Center for more information.  Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below.  The ING Joint LifePay Plus rider will be effective as of the following quarterly contract anniversary.

> **Ownership, Annuitant, and Beneficiary Designation Requirements.**  Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider.  These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA.  In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code.  Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs").  Joint annuitants are not allowed.  The necessary ownership, annuitant, and/or beneficiary designations are described below.  Applications that do not meet the requirements below will be rejected.  We reserve the right to verify the date of birth and social security number of both spouses.

> > **Nonqualified Contracts.**  For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners.  For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

> > **IRAs.**  There may only be one owner, who must also be the annuitant.  The owner's spouse must be the sole primary beneficiary.

> > **Custodial IRAs.**  While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs," above.  The annuitant must be the same as the beneficial owner of the custodial IRA.  We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

> **Rider Date.**  The ING Joint LifePay Plus rider date is the date the ING Joint LifePay Plus rider becomes effective.  If you purchase the ING Joint LifePay Plus rider when the contract is issued, the ING Joint LifePay Plus rider date is also the contract date.

> **Charge.**  The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 2.50% | 0.85% |

This quarterly charge is a percentage of the ING Joint LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can be subject to change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

**No Cancellation.** Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you cancel the contract during the contract's free look period (or otherwise cancel the contract pursuant to its terms), surrender or annuitize in lieu of payments under the ING Joint LifePay Plus rider. These events automatically cancel the ING Joint LifePay Plus rider.

**Termination.** The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1) terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving annuity payments in lieu of payments under the ING Joint LifePay Plus rider;
2) die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay Plus rider); or
3) change the owner of the contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

**Active Status.** Once the ING Joint LifePay Plus rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay Plus rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay Plus rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay Plus rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.
2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries).
3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider. **However, all charges for the ING Joint LifePay Plus rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay Plus rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

**Guaranteed Withdrawal Status**. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the youngest active spouse's 65th birthday has not yet passed. While the ING LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:

1) quarterly contract anniversary following the youngest active spouse's 65th birthday, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
2) reduction of the ING Joint LifePay Plus Base to zero, at which time the rider will terminate;
3) the annuity commencement date;
4) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
5) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);
6) the surrender or annuitization of the Contract; or
7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

Please note that withdrawals while the ING LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

**Lifetime Guaranteed Withdrawal Status**. This status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the youngest active spouse's 65th birthday has passed. If the first withdrawal is taken prior to this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the youngest active spouse's 65th birthday. This status continues until the earliest of:

1) the annuity commencement date;
2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);
4) the surrender of the contract; or
5) the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. Automatic reset into the Lifetime Guaranteed Withdrawal Status could result in a lower Maximum Annual Withdrawal. However, this action will also apply to all future resets (see below) and cannot be reversed. As described below, certain features of the ING Joint LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

**How the ING Joint LifePay Plus Rider Works.** The ING Joint LifePay Plus rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the ING Joint LifePay Plus rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the contract (other than advisory fees, as described below), or the annuity commencement date, whichever occurs first.

Benefits paid under the ING Joint LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Plus Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay Plus rider on the contract date, the initial ING Joint LifePay Plus Base is equal to the initial premium.
2) If you purchased the ING Joint LifePay Plus rider after the contract date, the initial ING Joint LifePay Plus Base is equal to the contract value on the effective date of the ING Joint LifePay Plus rider.

During the Growth Phase, the initial ING Joint LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each quarterly contract anniversary, the ING Joint LifePay Plus Base is recalculated as the greater of:

- The current ING Joint LifePay Plus Base; or

- The current Contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries, the ING Joint LifePay Plus Base is recalculated as the greatest of:

- The current ING Joint LifePay Plus Base; or
- The current Contract value; and
- The ING Joint LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date.

The ING Joint LifePay Plus Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING Joint LifePay Plus rider (see "ING Joint LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

**Determination of the Maximum Annual Withdrawal.** The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the ING Joint LifePay Plus Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay Plus rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

| Youngest Active Spouse's Age | Maximum Annual Withdrawal Percentage |
|---|---|
| 0-75* | 5%* |
| 76-80 | 6% |
| 81+ | 7% |

*If the Withdrawal Phase begins before the quarterly contract anniversary on or after the younger spouse reaches age 65, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING Joint LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the younger spouse reaches age 65, the ING Joint LifePay Plus Base will automatically be reset to the current Contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

Once determined the Maximum Annual Withdrawal percentage never changes for the contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract's annuity commencement date is reached while you are in the ING LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that both the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same

proportion as the excess withdrawal is of the contract value determined after the deduction the amount withdrawn up to the Maximum Annual Withdrawal but before deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal.  To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess.  For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be considered.  However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the pro-rata adjustment to the Maximum Annual Withdrawal.  See Illustrations 1 and 2 at the end of this appendix for examples of this concept.

**Required Minimum Distributions.**  Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING Joint LifePay Plus rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started.  Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay Plus rider, subject to the following:

1) If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2) You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.
3) Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.
4) Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current contract year.
5) Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.
6) The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated.
7) If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 at the end of this appendix.

**Investment Advisory Fees.**  Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin.  During the Growth Phase, such withdrawals reduce the ING Joint LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

**Automatic Periodic Benefit Status.**  If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING Joint LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits other than as provided under the ING Joint LifePay Plus rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal.  These payments will continue until the ING Joint LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter.  If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal.  Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly.  If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

**Lifetime Automatic Periodic Benefit Status.**  If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay Plus rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay Plus rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals.  Instead, under the ING Joint LifePay Plus rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal.  The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay Plus rider at the time this status begins.  If both spouses are active under the ING Joint LifePay Plus rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without further value.  If only one spouse is active under the ING Joint LifePay Plus rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner.  The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract.  Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually.  If, at the time the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal.  Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly.  If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

**ING Joint LifePay Plus Reset.**  Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the ING Joint LifePay Plus Base to the current Contract value, if the Contract value is higher.  The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately.  This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset.  In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options.  You may decline this change (and the reset).  However, this action will apply to all future resets and cannot be reversed.

**Investment Option Restrictions.**  In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the ING Joint LifePay Plus rider), we require that your contract value be allocated in accordance with certain limitations.  In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds.  We will require this allocation regardless of your investment instructions to the contract, as described below.

While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated.  Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds.  See "Fixed Allocation Funds Automatic Rebalancing," below.

**Accepted Funds**.  Currently, the Accepted Funds are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Conservative Portfolio |
| ING American Funds Asset Allocation Portfolio | ING Retirement Growth Portfolio |
| ING American Funds World Allocation Portfolio | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | ING T. Rowe Price Capital Appreciation Portfolio |
| ING MFS Total Return Portfolio | Fixed Interest Allocation |
| ING Oppenheimer Active Allocation Portfolio | |

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree$^{SM}$ Global High-Yielding Equity Index Portfolio

We may change these designations at any time upon 30 days notice to you.  If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds**.  Currently, the Fixed Allocation Funds are:

| | |
|---|---|
| ING American Funds Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING BlackRock Inflation Protected Bond Portfolio | ING Intermediate Bond Portfolio |
| ING U.S. Bond Index Portfolio | |

You may allocate contract value to one or more of the Fixed Allocation Funds.  We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

**Other Funds.** All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.**  If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds.  Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing.  Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date.  The ING Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

**Divorce.** Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay Plus rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

**Death of Owner.** The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) may cause the termination of the ING Joint LifePay Plus rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the ING Joint LifePay Plus rider will remain in effect pursuant to its original terms and ING Joint LifePay Plus coverage and charges will continue. As of the date the contract is continued, the Joint LifePay Plus Base will be reset to the current Contact value, if greater, and the Maximum Annual Withdrawal will recalculated as the Maximum Annual Withdrawal percentage multiplied by the new Joint LifePay Plus Base on the date the contract is continued. However, under no circumstances will this recalculation result in a reduction to the Maximum Annual Withdrawal.

   If the surviving spouse elects not to continue the contract, ING Joint LifePay Plus rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay Plus rider terminates and ING Joint LifePay Plus coverage and charges cease upon the date of death of the last Active Spouse.

**Change of Owner or Annuitant.** Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay Plus rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;
2) change of owner from one custodian to another custodian for the benefit of the same individual;
3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;

6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;

7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and

8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

**Surrender Charges.** If you elect the ING Joint LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING Joint LifePay Plus rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

**Federal Tax Considerations.** For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

**ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples.** The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

**Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.**

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + 200 = $1,700.

If the Account Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).

**Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.**

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000  ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02%  ($1,000 / $49,500) to $4,899  ((1 - 2.02%) * $5,000).

**Illustration 3:  A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.**

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000  ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000  ($6,000 - $5,000), is the same as the  Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the  Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

**Illustration 4:  The Reset Occurs.**

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset occurs. The Maximum Annual Withdrawal is now $6,000  ($120,000 * 5%).

One year after the Reset, the contract value has increased further to $130,000. The Reset occurs again, and the Maximum Annual Withdrawal is now $6,500  ($130,000 * 5%).

## ING LifePay and ING Joint LifePay

(Available for Contracts issued through August 20, 2007, subject to state approval.)

**ING LifePay Minimum Guaranteed Withdrawal Benefit ("ING LifePay") Rider.** The ING LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals deplete your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

**Purchase.** In order to elect the ING LifePay rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The minimum issue age is 50 and the maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the Contract anniversary on which the rider is effective. But some broker-dealers may limit the availability of the rider to younger ages. The ING LifePay rider is available for Contracts issued **on and after November 1, 2004** (subject to availability) that do not already have a living benefit rider. The ING LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the rider to be elected during the 30-day period preceding a Contract anniversary. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of that Contract anniversary.

**Rider Date.** The rider date is the date the ING LifePay rider becomes effective. If you purchase the ING LifePay rider when the Contract is issued, the rider date is also the Contract date.

**Charge.** The charge for the ING LifePay rider, a living benefit, is deducted quarterly and is a percentage of contract value:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 1.20% | 0.50% |

We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be pro-rated based on what is owed at the time the rider is added through the contract quarter end. Similarly, the charge is pro-rated based on what is owed at the time the rider is terminated. Charges are deducted during the period starting on the rider date and up to your rider's Lifetime' Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option after your first five contract years, but subject to the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

**No Cancellation.** Once you purchase the ING LifePay rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel the ING LifePay rider.

**Termination.** The ING LifePay rider is a "living benefit" which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:

1) annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
2) die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay rider will also terminate if there is a change in Contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay rider to terminate automatically are discussed below.

**Lifetime Guaranteed Withdrawal Status**. This status begins on the date the rider is issued (the "effective date of the rider") and continues until the earliest of:

1) the annuity commencement date;
2) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) the surrender or annuitization of the Contract; or
5) the death of the owner, or first owner, in the case of joint owners, unless your spouse beneficiary elects to continue the Contract.

As described below, certain features of the ING LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

**How the ING LifePay Rider Works.** The ING LifePay Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal or the annuity commencement date, whichever occurs first.

Benefits paid under the ING LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows.

1) If you purchased the ING LifePay rider on the Contract date, the initial ING LifePay Base is equal to the initial premium.
2) If you purchased the ING LifePay rider after the Contract date, the initial ING LifePay Base is equal to the Contract value on the effective date of the rider.

The initial ING LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The ING LifePay Base is also increased to equal the Contract value if the Contract value is greater than the current ING LifePay Base, on each Contract quarterly anniversary after the effective date of the rider and during the Growth Phase. The ING LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the Contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING LifePay rider (see "ING LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

**Determination of the Maximum Annual Withdrawal.** The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of 1) the Contract value and 2) the ING LifePay Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

| Annuitant Age | Maximum Annual Withdrawal Percentage |
|---|---|
| 50-59 | 4% |
| 60-75 | 5% |
| 76-80 | 6% |
| 81+ | 7% |

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. See "Continuation After Death – Spouse," below. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the rider is in the Growth Phase, and the annuity commencement date is reached, the rider will enter the Withdrawal Phase and will be annuitized. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.

If withdrawals in any Contract year exceed the Maximum Annual Withdrawal, the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that the Maximum Annual Withdrawal will be reduced by the same proportion as the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the Contract value determined:

1) before the withdrawal, for the excess withdrawal; and
2) after the withdrawal, for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a Contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. See Illustrations 1 and 2 below for examples of this concept.

**Required Minimum Distributions.** Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal for a specific Contract year, will not be deemed excess withdrawals in that Contract year for purposes of the ING LifePay rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2) You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal.
3) Any withdrawals taken in a Contract year will count first against the Maximum Annual Withdrawal for that Contract year.
4) Once the Maximum Annual Withdrawal for the then current Contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any Additional Withdrawal Amount.
5) Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.
6) The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year.

7) If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

**Investment Advisory Fees.** Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Base on a pro-rata basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

**Lifetime Automatic Periodic Benefit Status.** If the Contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits other than as provided under the ING LifePay rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

**ING LifePay Reset Option.** Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if the Maximum Annual Withdrawal Percentage of the Contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the Maximum Annual Withdrawal Percentage of the Contract value on the Reset Effective Date. The reset option is only available when the rider is in Lifetime Guaranteed Withdrawal Status.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.20%. However, we guarantee that the rider charge will not increase for resets exercised within the first five contract years. See Illustration 4 below.

**Investment Option Restrictions.** While the ING LifePay rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such Contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below.

**Accepted Funds**.  Currently, the Accepted Funds are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Conservative Portfolio |
| ING American Funds Asset Allocation Portfolio | ING Retirement Growth Portfolio |
| ING American Funds World Allocation Portfolio | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | ING T. Rowe Price Capital Appreciation Portfolio |
| ING MFS Total Return Portfolio | Fixed Interest Allocation |
| ING Oppenheimer Active Allocation Portfolio | |

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree$^{SM}$ Global High-Yielding Equity Index Portfolio

We may change these designations at any time upon 30 days notice to you.  If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds**.  Currently, the Fixed Allocation Funds are:

| | |
|---|---|
| ING American Funds Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING BlackRock Inflation Protected Bond Portfolio | ING Intermediate Bond Portfolio |
| ING U.S. Bond Index Portfolio | |

You may allocate contract value to one or more of the Fixed Allocation Funds.  We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, the Fixed Allocation Fund will be reclassified as a Special Fund as of the Contract continuation date if  it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits.  For purposes of calculating any applicable death benefit guaranteed under the Contract, any allocation of Contract value to the Fixed Allocation Funds will be considered a Covered Fund allocation while the rider is in effect.

**Other Funds.**  All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

   **Fixed Allocation Funds Automatic Rebalancing.**  If the Contract value in the Fixed Allocation Funds is less than 20% of the total Contract value allocated to the Fixed Allocation Funds and Other Funds on any ING LifePay Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds.  Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing.  Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date.  The ING LifePay Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract.  However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations.  See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them.  See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I."  **By electing to purchase the ING LifePay rider, you are providing the**

**Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay rider if you do not wish to have your Contract value reallocated in this manner.**

**Death of Owner or Annuitant.** The ING LifePay rider and charges terminate on the earlier of:

1) if the rider is in Lifetime Guaranteed Withdrawal status, the date of receipt of due proof of death ("claim date") of the owner (or in the case of joint owners, the first owner) or the annuitant if there is a non-natural owner; or
2) the date the rider enters Lifetime Automatic Periodic Benefit status.

**Continuation After Death – Spouse.** If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, provided the following conditions are met:

1) The spouse is at least 50 years old on the date the Contract is continued; and
2) The spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;
2) On the date the rider is continued, the ING LifePay Base will be reset to equal the greater of the ING LifePay Base and the then current Contract value;
3) The ING LifePay charges will restart and be the same as were in effect prior to the claim date; and
4) The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse's age on that date.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase.
2) On the Contract anniversary following the date the rider is continued:
   (a) If the surviving spouse was not the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated by multiplying the Contract value on that Contract anniversary by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that Contract anniversary, and the Maximum Annual Withdrawal is considered to be zero from the claim date to that Contract anniversary. Withdrawals are permitted pursuant to the other provisions of the Contract. Withdrawals causing the Contract value to fall to zero will terminate the Contract and the rider.
   (b) If the surviving spouse was the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated as the greater of the Maximum Annual Withdrawal on the claim date (adjusted for excess withdrawals thereafter) and the Maximum Annual Withdrawal resulting from multiplying the Contract value on that Contract anniversary by the Maximum Annual Withdrawal percentage. The Maximum Annual Withdrawal does not go to zero on the claim date and withdrawals may continue under the rider provisions.
3) The rider charges will restart on the Contract anniversary following the date the rider is continued and will be the same as were in effect prior to the claim date.

**Effect of ING LifePay Rider on Death Benefit.** If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" and "Continuation After Death – Spouse" above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay rider to the annuitant. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

**Change of Owner or Annuitant.** Other than as provided above under "Continuation After Death- Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual;
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and
8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

**Surrender Charges**. If you elect the ING LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your Contract value is zero, the periodic payments under the ING LifePay rider are not subject to surrender charges.

**Loans.** The portion of any Contract value used to pay off an outstanding loan balance will reduce the ING LifePay Base or Maximum Annual Withdrawal as applicable. We do not recommend the ING LifePay rider if loans are contemplated.

**Taxation.** For more information about the tax treatment of amounts paid to you under the ING LifePay Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

**ING Joint LifePay Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay") Rider.** The ING Joint LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

**Purchase.** The ING Joint LifePay rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. See "Ownership, Annuitant, and Beneficiary Requirements," below.

The minimum issue age is 55 and the maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay rider is effective. Some broker dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING Joint LifePay rider is available for Contracts issued **on and after November 1, 2004** (subject to availability) that do not already have a living benefit rider. The ING Joint LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. For Contracts with the ING LifePay rider, you may elect the ING Joint LifePay rider in place of the ING LifePay rider for a limited time. For more information, please contact our Customer Service Center. The Company in its discretion may allow the ING Joint LifePay rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The ING Joint LifePay rider will be effective as of that contract anniversary.

**Ownership, Annuitant, and Beneficiary Designation Requirements.** Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

**Nonqualified Contracts.**  For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners.  For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

**IRAs.**  There may only be one owner, who must also be the annuitant.  The owner's spouse must be the sole primary beneficiary.

**Custodial IRAs.**  While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs," above.  The annuitant must be the same as the beneficial owner of the custodial IRA.  We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

**Rider Date.**  The ING Joint LifePay rider date is the date the ING Joint LifePay rider becomes effective.  If you purchase the ING Joint LifePay rider when the contract is issued, the ING Joint LifePay rider date is also the contract date.

**Charge.**  The charge for the ING Joint LifePay rider, a living benefit, is deducted quarterly, and is a percentage of contract value:

| Maximum Annual Charge | Current Annual Charge |
| --- | --- |
| 1.50% | 0.75% |

We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year).  In arrears means the first charge is deducted at the end of the first quarter from the contract date.  If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be pro-rated based on what is owed at the time the rider is added through the contract quarter end.  Similarly, the charge is pro-rated when the rider is terminated.  Charges are deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit Status.  Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met.  The charge may be subject to change if you elect the reset option after your first five contract years, but subject to the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply.  But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation.  With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity.  For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C.  We reserve the right to change the charge for this rider, subject to the maximum annual charge.  If changed, the new charge will only apply to riders issued after the change.

**No Cancellation.**  Once you purchase the ING Joint LifePay rider, you may not cancel it unless you cancel the contract during the contract's free look period (or otherwise cancel the contract pursuant to its terms), surrender or annuitize in lieu of payments under the ING Joint LifePay rider.  These events automatically cancel the ING Joint LifePay rider.

**Termination.**  The ING Joint LifePay rider is a "living benefit" which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase.  The optional rider automatically terminates if you:

1) terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving annuity payments in lieu of payments under the ING Joint LifePay rider;
2) die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay rider); or
3) change the owner of the contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below.  Other circumstances that may cause the ING Joint LifePay rider to terminate automatically are discussed below.

**Active Status.**  Once the ING Joint LifePay rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay rider after the first spouse's death by electing spousal continuation.  In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will

result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.
2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries).
3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay rider. **However, all charges for the ING Joint LifePay rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

**Lifetime Guaranteed Withdrawal Status**. This status begins on the date the ING Joint LifePay rider is issued (the "effective date of the ING Joint LifePay rider") and continues until the earliest of:

1) the annuity commencement date;
2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);
4) the surrender of the contract; or
5) the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the contract.

As described below, certain features of the ING Joint LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

**How the ING Joint LifePay Rider Works.** The ING Joint LifePay rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the ING Joint LifePay rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the contract (other than investment advisory fees, as described below), or the annuity commencement date, whichever occurs first. During the accumulation phase of the contract, the ING Joint LifePay rider may be in either the Growth Phase or the Withdrawal Phase. During the income phase of the contract, the ING Joint LifePay rider may only be in the Withdrawal Phase. The ING Joint LifePay rider is initially in Lifetime Guaranteed Withdrawal Status. While in this status you may terminate the ING Joint LifePay rider by electing to enter the income phase and begin receiving annuity payments. However, if you have not elected to begin receiving annuity payments, and the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status because the contract value has been reduced to zero, the ING Joint LifePay rider and contract terminate (other than those provisions regarding the payment of the Maximum Annual Withdrawal, as described below) and you can no longer elect to receive annuity payments.

Benefits paid under the ING Joint LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay rider on the contract date, the initial ING Joint LifePay Base is equal to the initial premium.
2) If you purchased the ING Joint LifePay rider after the contract date, the initial ING Joint LifePay Base is equal to the contract value on the effective date of the ING Joint LifePay rider.

3) The initial ING Joint LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The ING Joint LifePay Base is also increased to equal the contract value if the contract value is greater than the current ING Joint LifePay Base, valued on each quarterly contract anniversary after the effective date of the ING Joint LifePay rider during the Growth Phase. The ING Joint LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING Joint LifePay rider (see "ING Joint LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

**Determination of the Maximum Annual Withdrawal.** The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the ING Joint LifePay Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

| Annuitant Age | Maximum Annual Withdrawal Percentage |
|---|---|
| 55-64 | 4% |
| 65-75 | 5% |
| 76-80 | 6% |
| 81+ | 7% |

Once determined the Maximum Annual Withdrawal percentage never changes for the contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the ING Joint LifePay rider is in the Growth Phase, and the annuity commencement date is reached, the ING Joint LifePay rider will enter the Withdrawal Phase and annuity payments will begin. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction the amount withdrawn up to the Maximum Annual Withdrawal but before deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the pro-rata adjustment to the Maximum Annual Withdrawal. See Illustrations 1 and 2 below for examples of this concept.

**Required Minimum Distributions.** Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING Joint LifePay rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay rider, subject to the following:

1) If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2) You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.
3) Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.
4) Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any Additional Withdrawal Amount.
5) Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.
6) The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year.
7) If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

**Investment Advisory Fees.** Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Base on a pro-rata basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

**Lifetime Automatic Periodic Benefit Status.** If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay rider at the time this status begins. If both spouses are active under the ING Joint LifePay rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay rider and the contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner.  The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract.  Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually.  If, at the time the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal.  Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly.  If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

**ING Joint LifePay Reset Option.**  Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if the Maximum Annual Withdrawal percentage multiplied by the contract value would be greater than your current Maximum Annual Withdrawal.  You must elect to reset by a request in a form satisfactory to us.  On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the Maximum Annual Withdrawal percentage multiplied by the contract value on the Reset Effective Date.  The reset option is only available when the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status.  We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again.  We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING Joint LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.50%.  However, we guarantee that the ING Joint LifePay rider charge will not increase for resets exercised within the first five contract years.  See Illustration 4 below.

**Investment Option Restrictions.**  In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the ING Joint LifePay rider), we require that your contract value be allocated in accordance with certain limitations.  In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds.  We will require this allocation regardless of your investment instructions to the contract, as described below.

While the ING Joint LifePay rider is in effect, there are limits on the portfolios to which your contract value may be allocated.  Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below.

**Accepted Funds**.  Currently, the Accepted Funds are:

| | |
|---|---|
| BlackRock Global Allocation V.I. Fund | ING Retirement Conservative Portfolio |
| ING American Funds Asset Allocation Portfolio | ING Retirement Growth Portfolio |
| ING American Funds World Allocation Portfolio | ING Retirement Moderate Growth Portfolio |
| ING Invesco Van Kampen Equity and Income Portfolio | ING Retirement Moderate Portfolio |
| ING Liquid Assets Portfolio | ING T. Rowe Price Capital Appreciation Portfolio |
| ING MFS Total Return Portfolio | Fixed Interest Allocation |
| ING Oppenheimer Active Allocation Portfolio | |

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree<sup>SM</sup> Global High-Yielding Equity Index Portfolio

We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds**. Currently, the Fixed Allocation Funds are:

| | |
|---|---|
| ING American Funds Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING BlackRock Inflation Protected Bond Portfolio | ING Intermediate Bond Portfolio |
| ING U.S. Bond Index Portfolio | |

You may allocate contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

**Other Funds.** All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.** If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay rider if you do not wish to have your contract value reallocated in this manner.**

**Divorce.** Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

**Death of Owner.** The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) during Lifetime Guaranteed Withdrawal Status may cause the termination of the ING Joint LifePay rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the ING Joint LifePay rider will remain in effect pursuant to its original terms and ING Joint LifePay coverage and charges will continue.  As of the date the contract is continued, the Maximum Annual Withdrawal will be set to the greater of the existing Maximum Annual Withdrawal or the Maximum Annual Withdrawal percentage multiplied by the contract value on the date the contract is continued.  Such a reset will not count as an exercise of the ING Joint LifePay Reset Option, and rider charges will not increase.

   If the surviving spouse elects not to continue the contract, ING Joint LifePay rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:**  The ING Joint LifePay rider terminates and ING Joint LifePay coverage and charges cease upon proof of death.

   **Change of Owner or Annuitant.**  Other than as a result of spousal continuation, you may not change the annuitant.  The ING Joint LifePay rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;
2) change of owner from one custodian to another custodian for the benefit of the same individual;
3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;
7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and
8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

   **Surrender Charges.**  If you elect the ING Joint LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount.  However, once your contract value is zero, the periodic payments under the ING Joint LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

   **Federal Tax Considerations.**  For more information about the tax treatment of amounts paid to you under the ING Joint LifePay rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

**ING LifePay and ING Joint LifePay Partial Withdrawal Amount Examples.**  The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

**Illustration 1:  Adjustment to the Maximum Annual Withdrawal  amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.**

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + $200 = $1,700).

If the Account Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).


**Illustration 2:  Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the  Maximum Annual Withdrawal.**

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000  ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).


**Illustration 3:  A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.**

Assume the Maximum Annual Withdrawal is $5,000.  The RMD for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the  Maximum Annual Withdrawal is not adjusted until the  Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

**Illustration 4: The Reset Option is utilized.**

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset Option is utilized. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset Option was first utilized, the contract value has increased further to $130,000. The Reset Option is utilized again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

## Minimum Guaranteed Withdrawal Benefit

(Applicable to Contracts Issued in States Where ING LifePay is not Available.)

**Minimum Guaranteed Withdrawal Benefit Rider (MGWB).** The MGWB rider, marketed under the name, ING PrincipalGuard Withdrawal Benefit, is an optional benefit which guarantees that if your contract value is reduced to zero, you will receive periodic payments. The amount of the periodic payments is based on the amount in the MGWB Withdrawal Account. **Only premiums added to your Contract during the first two-year period after your rider date are included in the MGWB Withdrawal Account.** Any additional premium payments added after the second rider anniversary are not included in the MGWB Withdrawal Account. Thus, the MGWB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary.

The guarantee provides that, subject to the conditions described below, the amount you will receive in periodic payments is equal to your Eligible Payment Amount adjusted for any prior withdrawals. Your Eligible Payment Amount depends on when you purchase the MGWB rider and equals:

1) if you purchased the MGWB rider on the contract date: your premium payments received during the first two contract years;
2) if you purchased the MGWB rider after the contract date: your contract value on the Rider Date, including any premiums received that day, and any subsequent premium payments received during the two-year period commencing on the Rider Date.

To maintain the guarantee, withdrawals in any contract year may not exceed 7% of your Eligible Payment Amount adjusted, as defined below. If your contract value is reduced to zero, your periodic payments will be 7% of your Eligible Payment Amount every year. Payments continue until your MGWB Withdrawal Account is reduced to zero. Please note that before Automatic Periodic Benefit status is reached, withdrawals in excess of the free withdrawal amount will be subject to surrender charges. Once your contract reaches Automatic Period Benefit Status, the periodic payments paid under the MGWB rider are not subject to surrender charges.

The MGWB Withdrawal Account is equal to the Eligible Payment Amount adjusted for any withdrawals and transfers between Covered and Excluded Funds. The MGWB Withdrawal Account is tracked separately for Covered and Excluded Funds. The MGWB Withdrawal Account equals the sum of (a) the MGWB Withdrawal Account allocated to Covered Funds, and (b) the lesser of (i) the MGWB Withdrawal Account allocated to Excluded Funds and (ii) the contract value in Excluded Funds. Thus, investing in the Excluded Funds may limit the MGWB Withdrawal Account. No investment options are currently designated as Excluded Funds for the Minimum Guaranteed Withdrawal Benefit.

The Maximum Annual Withdrawal Amount (or "MAW") is equal to 7% of the Eligible Payment Amount. Withdrawals from Covered Funds of up to the MAW will reduce the value of your MGWB Withdrawal Account by the dollar amount of the withdrawal. Any withdrawals from Covered Funds greater than the MAW will cause a reduction in the MGWB Withdrawal Account allocated to Covered Funds by the proportion that the excess withdrawal bears to the remaining contract value in Covered Funds after the withdrawal of the MAW. All withdrawals from Excluded Funds will reduce the value of the MGWB Withdrawal Account allocated to Excluded Funds on a pro-rata basis. If a single withdrawal involves both Covered and Excluded Funds and exceeds 7%, the withdrawal will be treated as taken first from Covered Funds.

Any withdrawals greater than the MAW will also cause a reduction in the Eligible Payment Amount by the proportion that the excess portion of the withdrawal bears to the contract value remaining after withdrawal of the MAW at the time of the withdrawal. Please see "MGWB Excess Withdrawal Amount Examples below."

Once your contract value is zero, any periodic payments paid under the MGWB rider also reduce the MGWB Withdrawal Account by the dollar amount of the payments. If a withdrawal reduces the MGWB Withdrawal Account to zero, the MGWB rider terminates and no further benefits are payable under the rider.

Net transfers from Covered Funds to Excluded Funds will reduce the MGWB Withdrawal Account allocated to Covered Funds on a pro-rata basis. The resulting increase in the MGWB Withdrawal Account allocated to Excluded Funds equals the reduction in the MGWB Withdrawal Account for Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the MGWB Withdrawal Account allocated to Excluded Funds on a pro-rata basis. The resulting increase in the MGWB Withdrawal Account allocated to Covered Funds will equal the lesser of the reduction in the MGWB Withdrawal Account for Excluded Funds and the net contract value transferred.

**You should not make any withdrawals if you wish to retain the option to elect the Step-Up Benefit (see below).**

The MGWB Withdrawal Account is only a calculation which represents the remaining amount available for periodic payments. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It will not affect your annuitization, surrender and death benefits.

 **Guaranteed Withdrawal Status.** You may continue to make withdrawals in any amount permitted under your Contract so long as your contract value is greater than zero. See "Withdrawals." However, making any withdrawals in any year greater than the Maximum Annual Withdrawal will reduce the Eligible Payment Amount and payments under the MGWB rider by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The MGWB rider will remain in force and you may continue to make withdrawals each year so long as:

  1)  your contract value is greater than zero;
  2)  your MGWB Withdrawal Account is greater than zero;
  3)  you have not reached your latest allowable annuity start date;
  4)  you have not elected to annuitize your Contract; and
  5)  you have not died (unless your spouse has elected to continue the Contract), changed the ownership of the Contract or surrendered the Contract.

The standard Contract provision limiting withdrawals to no more than 90% of the cash surrender value is not applicable under the MGWB rider.

 **Automatic Periodic Benefit Status.** Under the MGWB rider, in the event your contract value is reduced to zero, your Contract is given Automatic Periodic Benefit Status, if:

  1)  your MGWB Withdrawal Account is greater than zero;
  2)  you have not reached your latest allowable annuity start date;
  3)  you have not elected to annuitize your Contract; and
  4)  you have not died, changed the ownership of the Contract or surrendered the Contract.

Once your Contract is given Automatic Periodic Benefit Status, we will pay you the annual MGWB periodic payments, beginning on the next contract anniversary until the earliest of (i) your Contract's latest annuity start date, (ii) the death of the owner; or (iii) your MGWB Withdrawal Account is exhausted. These payments are equal to the lesser of the remaining MGWB Withdrawal Account or the MAW. We will reduce the MGWB Withdrawal Account by the amount of each payment. Once your Contract is given Automatic Periodic Benefit Status, we will not accept any additional premium payments in your Contract, and the Contract will not provide any benefits except those provided by the MGWB rider. Any other rider terminates. Your Contract will remain in Automatic Periodic Benefit Status until the earliest of (i) payment of all MGWB periodic payments, (ii) payment of the Commuted Value (defined below) or (iii) the owner's death.

On the Contract's latest annuity start date, in lieu of making the remaining MGWB periodic payments, we will pay you the Commuted Value of your MGWB periodic payments remaining. We may, at our option, extend your annuity start date in order to continue the MGWB periodic payments. The Commuted Value is the present value of any then-remaining MGWB periodic payments at the current interest rate plus 0.50%. The current interest rate will be determined by the average of the Ask Yields for U.S. Treasury STRIPS as quoted by a national quoting service for period(s) applicable to the remaining payments. Once we pay you the last MGWB periodic payment or the Commuted Value, your Contract and the MGWB rider terminate.

 **Reset Option.** Beginning on the fifth contract anniversary following the Rider Date, if the contract value is greater than the MGWB Withdrawal Account, you may choose to reset the MGWB Rider. The effect will be to terminate the existing MGWB Rider and add a new MGWB Rider ("New Rider"). The MGWB Withdrawal Account under the New Rider will equal the contract value on the date the New Rider is effective. The charge for the MGWB under the New Rider will increase to the

maximum annual charge of 1.00%. The Reset Option can only be elected on contract anniversaries.  If you elect the Reset Option, the Step-Up benefit is not available.

**Step-Up Benefit.**  If the Rider Date is the same as the Contract Date, beginning on the fifth contract anniversary following the Rider Date, if you have not made any previous withdrawals, you may elect to increase the MGWB Withdrawal Account, the adjusted Eligible Payment Amount and the Maximum Annual Withdrawal by a factor of 20%. This option is available whether or not the contract value is greater than the MGWB Withdrawal Account.  If you elect the Step-Up Benefit:

1) we reserve the right to increase the charge for the MGWB Rider up to a maximum annual charge of 1.00% of contract value;
2) you must wait at least five years from the Step-Up date to elect the Reset Option.

The Step-Up Benefit may be elected only one time under the MGWB Rider.  Election of the Step-Up Benefit is limited to contract anniversaries only.  Please note that if you have a third party investment advisor who charges a separate advisory fee, and you have chosen to use withdrawals from your contract to pay this fee, these will be treated as any other withdrawals, and the Step-Up Benefit will not be available.

**Death of Owner.**
**Before Automatic Periodic Benefit Status.**  The MGWB rider terminates on the first owner's date of death (death of annuitant, if there is a non-natural owner), but the death benefit is payable. However, if the beneficiary is the owner's spouse, the spouse elects to continue the Contract, and the contract value steps up to the minimum guaranteed death benefit, the MGWB Withdrawal Account and MAW are also reset. The MGWB charge will continue at the existing rate. Reset upon spousal continuation does not affect any then existing Reset Option.

**During Automatic Periodic Benefit Status.**  The death benefit payable during Automatic Periodic Benefit Status is your MGWB Withdrawal Account which equals the sum of the remaining MGWB periodic payments.

**Purchase.**  To purchase the MGWB rider, you must be age 80 or younger on the Rider Date. The MGWB rider must be purchased on the contract date. If the rider is not yet available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later.

*Minimum Guaranteed Withdrawal Benefit rider[1]:*

| As an Annual Charge | As a Quarterly Charge | Maximum Annual Charge if Step-Up Benefit Elected[2] |
|---|---|---|
| 0.45% of contract value | 0.1125% of contract value | 1.00% of contract value |

[1]  We deduct optional rider charges from the subaccounts in which you are invested on each quarterly contract anniversary and pro-rata on termination of the Contract; if the value in the subaccounts is insufficient, the optional rider charges will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment.

[2]  If you choose to reset the MGWB Rider the charge for the MGWB will increase to an annual charge of 1.00% of contract value.  Please see "Minimum Reset Option" above.

[3]  If your rider was issued prior to May 1, 2005 and you elect the Step-Up Benefit, we will increase the charge for the MGWB rider to the maximum annual charge of 1.00% of contract value.  Please see "Step-Up Benefit" above.

**MGWB Excess Withdrawal Amount Examples**.  The following are examples of adjustments to the MGWB Withdrawal Account and the Maximum Annual Withdrawal Amount for Transfers and Withdrawals in Excess of the Maximum Annual Withdrawal Amount ("Excess Withdrawals Amount"):

**Example #1: Owner has invested only in Covered Funds**

Assume the Contract Value (CV) before the withdrawal is $100,000 and is invested in Covered Funds only, the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount (MAW) is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made.  The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7,000).

The Covered Withdrawal Account is first reduced dollar-for-dollar by the portion of the withdrawal up to the MAW to $113,000 ($120,000 - $7,000), and is then reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $109,354.84 ($113,000 * (1 - $3,000 / $93,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied pro-rata regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

## Example #2: Owner has invested only in Excluded Funds

Assume the Contract Value (CV) before the withdrawal is $100,000 and is invested in Excluded Funds only, the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount (MAW) is $7,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7.000).

The Excluded Withdrawal Account is reduced pro-rata based on the ratio of the entire amount withdrawn to the CV (before the withdrawal) to $108,000 ($120,000 * (1 - $10,000 / $100,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000/$93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied pro-rata regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

## Example #3: Owner has invested in both Covered and Excluded Funds

Assume the Contract Value (CV) before the withdrawal is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount (MAW) is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a withdrawal is made of $10,000 ($8,000 from Covered Funds and $2,000 from Excluded Funds).

The new CV for Covered Funds is $52,000 ($60,000 - $8,000), and the new CV for Excluded Funds is $38,000 ($40,000 - $2,000).

The Covered Withdrawal Account is first reduced dollar-for-dollar by the lesser of the MAW ($7,000) and the amount withdrawn from Covered Funds ($8,000) to $68,000 ($75,000 - $7,000), and is then reduced pro-rata based on the ratio of any Excess Withdrawal Amount from Covered Funds to the CV in Covered Funds (after being reduced for the withdrawal up to the MAW) to $66,716.98 ($68,000 * (1 – $1,000 / $53,000).

The Excluded Withdrawal Account is reduced pro-rata based on the ratio of the amount withdrawn from Excluded Funds to the CV in Excluded Funds (prior to the withdrawal) to $42,750 ($45,000 * (1 - $2,000 / $40,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied pro-rata regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

**Example #4: Owner transfers funds from Excluded Funds to Covered Funds**

Assume the Contract Value (CV) before the transfer is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a transfer is made of $10,000 from Excluded Funds to Covered Funds.

The new CV for Covered Funds is $70,000 ($60,000 + $10,000), and the new CV for Excluded Funds is $30,000 ($40,000 - $10,000).

The Excluded Withdrawal Account is reduced pro-rata based on the ratio of the amount transferred from Excluded Funds to the CV in Excluded Funds (prior to the transfer) to $33,750 ($45,000 * (1 - $10,000 / $40,000)).

The Covered Withdrawal Account is increased by the lesser of the reduction of the Excluded Withdrawal Account of $11,250 ($45,000 - $33,750) and the actual amount transferred of $10,000. Thus, the Covered Withdrawal Account is increased to $85,000 ($75,000 + $10,000).

**Statement of Additional Information**

# ING GOLDENSELECT ESII®

Deferred Combination Variable and Fixed Annuity Contract

Issued by
SEPARATE ACCOUNT B

of
ING USA ANNUITY AND LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus.  The information contained herein should be read in conjunction with the Prospectus for the ING USA Annuity and Life Insurance Company Deferred Variable Annuity Contract, which is referred to herein.  The Prospectus sets forth information that a prospective investor ought to know before investing.  For a copy of the Prospectus, send a written request to ING USA Annuity and Life Insurance Company, Customer Service Center, P.O. Box 9271 Des Moines, Iowa  50306-9271 or telephone 1-800-366-0066, or access the SEC's website (http://www.sec.gov).

DATE OF PROSPECTUS AND
STATEMENT OF ADDITIONAL INFORMATION:

**April 30, 2012**

**Table of Contents**

**Introduction**
This Statement of Additional Information provides background information regarding Separate Account B.

**Description of ING USA Annuity and Life Insurance Company**
ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York and the District of Columbia. ING USA's financial statements appear in the Statement of Additional Information.

ING USA is authorized to do business in all jurisdictions except New York. ING USA offers variable insurance products. ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate of ING USA, is licensed to do variable annuity business in the state of New York.

**Separate Account B of ING USA Annuity and Life Insurance Company**
Separate Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

**Safekeeping of Assets**
ING USA acts as its own custodian for Separate Account B.

**Experts**
The statements of assets and liabilities of Separate Account B as of December 31, 2011, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the financial statements of the Company as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

**Distribution of Contracts**
The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of ING USA, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by ING USA. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2011, 2010 and 2009 commissions paid by ING USA, including amounts paid by its affiliated Company, RLNY, to Directed Services LLC aggregated $218,345,765, $219,973,598 and $275,329,257, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, ING USA provides to Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. ING USA charges Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by ING USA's employees on behalf of Directed Services LLC. In the opinion of management, this method of cost allocation is reasonable. However effective January 1, 2010, this management services agreement was changed to an arms-length pricing agreement, whereas ING USA now receives a monthly fee from Directed Services LLC based on annual contractual rates by fund. This fee, calculated as a percentage of average assets in the variable separate accounts, was $143,404,615, $146,897,323 and $123,231,239 for the years ended 2011, 2010 and 2009, respectively.

**Published Ratings**

From time to time, the rating of ING USA as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A++ to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

**Accumulation Unit Value**

The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus and below. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below do not reflect the mortality and expense risk charge for this product and are for illustration purposes only. Complete AUV information for the AUVs calculated for this Contract is available in this SAI following the financial statements of the separate account.

**ILLUSTRATION OF CALCULATION OF AUV**

EXAMPLE 1.

| | |
|---|---|
| 1. AUV, beginning of period | $10.00 |
| 2. Value of securities, beginning of period | $10.00 |
| 3. Change in value of securities | $0.10 |
| 4. Gross investment return (3) divided by (2) | 0.01 |
| 5. Less daily mortality and expense charge | 0.00004280 |
| 6. Less asset based administrative charge | 0.00000411 |
| 7. Net investment return (4) minus (5) minus (6) | 0.009953092 |
| 8. Net investment factor (1.000000) plus (7) | 1.009953092 |
| 9. AUV, end of period (1) multiplied by (8) | $10.09953092 |

**ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)**

EXAMPLE 2.

| | |
|---|---|
| 1. Initial premium payment | $1,000 |
| 2. AUV on effective date of purchase (see Example 1) | $10.00 |
| 3. Number of units purchased (1) divided by (2) | 100 |
| 4. AUV for valuation date following purchase (see Example 1) | $10.09953092 |
| 5. Contract Value in account for valuation date following purchase (3) multiplied by (4) | $1,009.95 |

**Performance Information**
From time to time, we may advertise or include in reports to contract owner's performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the ING Liquid Assets Portfolio subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1-, 5- and 10-year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio. We may show other total returns for periods of less than one year. We will base total return figures on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolios, and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the ING Liquid Assets Portfolio subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Assets subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming the selection of the Max 7 Enhanced Death Benefit and the MGIB optional benefit rider. **You should be aware that there is no guarantee that the ING Liquid Assets Portfolio subaccount will have a positive or level return.**

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

**Other Information**

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information.  Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information.  Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries.  For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

**Financial Statements of ING USA Annuity and Life Insurance Company**

The audited financial statements of ING USA Annuity and Life Insurance Company are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Balance Sheets as of December 31, 2011 and 2010
Statements of Operations for the years ended December 31, 2011, 2010, and 2009
Statements of Comprehensive Income for the years ended December 31, 2011, 2010, and 2009
Statements of Changes in Shareholder's Equity for the years ended December 31, 2011, 2010, and 2009
Statements of Cash Flows for the years ended December 31, 2011, 2010, and 2009
Notes to Financial Statements

**Financial Statements of Separate Account B**

The audited financial statements of Separate Account B are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Statements of Assets and Liabilities as of December 31, 2011
Statements of Operations for the year ended December 31, 2011
Statements of Changes in Net Assets for the years ended December 31, 2011 and 2010
Notes to Financial Statements

**Condensed Financial Information (Accumulation Unit Values)**

**Statement of Additional Information**

# ING GOLDENSELECT OPPORTUNITIES[®]

Deferred Combination Variable and Fixed Annuity Contract

Issued by
SEPARATE ACCOUNT B

of
ING USA ANNUITY AND LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus.  The information contained herein should be read in conjunction with the Prospectus for the ING USA Annuity and Life Insurance Company Deferred Variable Annuity Contract, which is referred to herein.  The Prospectus sets forth information that a prospective investor ought to know before investing.  For a copy of the Prospectus, send a written request to ING USA Annuity and Life Insurance Company, Customer Service Center, P.O. Box 9271 Des Moines, Iowa  50306-9271 or telephone 1-800-366-0066, or access the SEC's website (http://www.sec.gov).

DATE OF PROSPECTUS AND
STATEMENT OF ADDITIONAL INFORMATION:

**April 30, 2012**

**Table of Contents**

**Introduction**

This Statement of Additional Information provides background information regarding Separate Account B.

**Description of ING USA Annuity and Life Insurance Company**

ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York and the District of Columbia. ING USA's financial statements appear in the Statement of Additional Information.

ING USA is authorized to do business in all jurisdictions except New York. ING USA offers variable insurance products. ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate of ING USA, is licensed to do variable annuity business in the state of New York.

**Separate Account B of ING USA Annuity and Life Insurance Company**

Separate Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

**Safekeeping of Assets**

ING USA acts as its own custodian for Separate Account B.

**Experts**

The statements of assets and liabilities of Separate Account B as of December 31, 2011, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the financial statements of the Company as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

**Distribution of Contracts**

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of ING USA, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by ING USA. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2011, 2010 and 2009 commissions paid by ING USA, including amounts paid by its affiliated Company, RLNY, to Directed Services LLC aggregated $218,345,765, $219,973,598 and $275,329,257, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, ING USA provides to Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain facilities.  ING USA charges Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by ING USA's employees on behalf of Directed Services LLC.  In the opinion of management, this method of cost allocation is reasonable.  However effective January 1, 2010, this management services agreement was changed to an arms-length pricing agreement, whereas ING USA now receives a monthly fee from Directed Services LLC based on annual contractual rates by fund.  This fee, calculated as a percentage of average assets in the variable separate accounts, was $143,404,615, $146,897,323 and $123,231,239 for the years ended 2011, 2010 and 2009, respectively.

**Published Ratings**

From time to time, the rating of ING USA as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners.  Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings.  These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry.  Best's ratings range from A+ + to F.  An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

**Accumulation Unit Value**

The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus and below.  Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience.  The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples).  Note that the examples below do not reflect the mortality and expense risk charge for this product and are for illustration purposes only.  Complete AUV information for the AUVs calculated for this Contract is available in this SAI following the financial statements of the separate account.

**ILLUSTRATION OF CALCULATION OF AUV**
      EXAMPLE 1.

| | |
|---|---|
| 1. AUV, beginning of period | $10.00 |
| 2. Value of securities, beginning of period | $10.00 |
| 3. Change in value of securities | $0.10 |
| 4. Gross investment return (3) divided by (2) | 0.01 |
| 5. Less daily mortality and expense charge | 0.00004280 |
| 6. Less asset based administrative charge | 0.00000411 |
| 7. Net investment return (4) minus (5) minus (6) | 0.009953092 |
| 8. Net investment factor (1.000000) plus (7) | 1.009953092 |
| 9. AUV, end of period (1) multiplied by (8) | $10.09953092 |

**ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)**
      EXAMPLE 2.

| | |
|---|---|
| 1. Initial premium payment | $1,000 |
| 2. AUV on effective date of purchase (see Example 1) | $10.00 |
| 3. Number of units purchased (1) divided by (2) | 100 |
| 4. AUV for valuation date following purchase (see Example 1) | $10.09953092 |
| 5. Contract Value in account for valuation date following purchase (3) multiplied by (4) | $1,009.95 |

**Performance Information**

From time to time, we may advertise or include in reports to contract owner's performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the ING Liquid Assets Portfolio subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1-, 5- and 10-year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio. We may show other total returns for periods of less than one year. We will base total return figures on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolios, and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the ING Liquid Assets Portfolio subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Assets subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming the selection of the Max 7 Enhanced Death Benefit and the MGIB optional benefit rider. **You should be aware that there is no guarantee that the ING Liquid Assets Portfolio subaccount will have a positive or level return.**

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

**Other Information**

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

**Financial Statements of ING USA Annuity and Life Insurance Company**

The audited financial statements of ING USA Annuity and Life Insurance Company are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Balance Sheets as of December 31, 2011 and 2010
Statements of Operations for the years ended December 31, 2011, 2010, and 2009
Statements of Comprehensive Income for the years ended December 31, 2011, 2010, and 2009
Statements of Changes in Shareholder's Equity for the years ended December 31, 2011, 2010, and 2009
Statements of Cash Flows for the years ended December 31, 2011, 2010, and 2009
Notes to Financial Statements

**Financial Statements of Separate Account B**

The audited financial statements of Separate Account B are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Statements of Assets and Liabilities as of December 31, 2011
Statements of Operations for the year ended December 31, 2011
Statements of Changes in Net Assets for the years ended December 31, 2011 and 2010
Notes to Financial Statements

**Condensed Financial Information (Accumulation Unit Values)**

# ING USA Annuity and Life Insurance Company

## Index to Financial Statements

# Report of Independent Registered Public Accounting Firm

The Board of Directors
ING USA Annuity and Life Insurance Company

We have audited the accompanying balance sheets of ING USA Annuity and Life Insurance Company as of December 31, 2011 and 2010, and the related statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING USA Annuity and Life Insurance Company at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2009 the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairments.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2012

C-2

# ING USA Annuity and Life Insurance Company

## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Balance Sheets

#### (In millions, except share data)

| | As of December 31, | |
|---|---|---|
| | **2011** | **2010** |
| **Assets** | | |
| Investments: | | |
| Fixed maturities, available-for-sale, at fair value | | |
| (amortized cost of $20,062.4 at 2011 and $20,237.9 at 2010) | $ 21,345.7 | $ 20,917.5 |
| Fixed maturities at fair value using the fair value option | 335.0 | 237.7 |
| Equity securities, available-for-sale, at fair value | | |
| (cost of $26.7 at 2011 and $59.2 at 2010) | 27.7 | 66.1 |
| Short-term investments | 2,397.0 | 939.2 |
| Mortgage loans on real estate | 3,137.3 | 2,967.9 |
| Policy loans | 112.0 | 122.1 |
| Loan - Dutch State obligation | 658.2 | 843.9 |
| Limited partnerships/corporations | 305.4 | 295.8 |
| Derivatives | 1,670.7 | 293.1 |
| Other investments | 82.2 | 82.1 |
| Securities pledged (amortized cost of $965.0 at 2011 | | |
| and $886.6 at 2010) | 1,012.8 | 889.4 |
| Total investments | 31,084.0 | 27,654.8 |
| Cash and cash equivalents | 121.2 | 71.5 |
| Short-term investments under securities loan agreement, | | |
| including collateral delivered | 248.3 | 145.1 |
| Accrued investment income | 233.3 | 233.4 |
| Receivable for securities sold | 32.4 | 16.9 |
| Premium receivable | 28.2 | 38.0 |
| Deposits and reinsurance recoverable | 4,068.1 | 3,481.4 |
| Deferred policy acquisition costs, Value of business acquired, | | |
| and Sales inducements to contract owners | 3,974.9 | 3,889.0 |
| Short-term loan to affiliate | 535.9 | 593.6 |
| Due from affiliates | 363.5 | 90.5 |
| Current income taxes recoverable from Parent | 204.0 | - |
| Other assets | 385.8 | 422.3 |
| Assets held in separate accounts | 39,356.9 | 44,413.3 |
| Total assets | $ 80,636.5 | $ 81,049.8 |

*The accompanying notes are an integral part of these financial statements*

# ING USA Annuity and Life Insurance Company

## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Balance Sheets

(In millions, except share data)

| | As of December 31, | |
| --- | --- | --- |
| | 2011 | 2010 |
| **Liabilities and Shareholder's Equity** | | |
| Future policy benefits and claims reserves | $ 27,970.2 | $ 27,137.3 |
| Payable for securities purchased | 0.4 | 3.1 |
| Payables under securities loan agreement, | | |
|    including collateral held | 1,069.4 | 203.0 |
| Long-term debt | 435.0 | 435.0 |
| Due to affiliates | 128.9 | 120.3 |
| Funds held under reinsurance treaties with affiliates | 5,456.4 | 3,498.2 |
| Current income taxes payable to Parent | - | 79.2 |
| Deferred income taxes | 418.9 | 181.0 |
| Other liabilities | 814.4 | 744.2 |
| Liabilities related to separate accounts | 39,356.9 | 44,413.3 |
| Total liabilities | 75,650.5 | 76,814.6 |
| | | |
| Shareholder's equity: | | |
|   Common stock (250,000 shares authorized, issued | | |
|     and outstanding; $10 per share value) | 2.5 | 2.5 |
|   Additional paid-in capital | 5,971.6 | 5,921.7 |
|   Accumulated other comprehensive income (loss) | 435.2 | 132.3 |
|   Retained earnings (deficit) | (1,423.3) | (1,821.3) |
| Total shareholder's equity | 4,986.0 | 4,235.2 |
| Total liabilities and shareholder's equity | $ 80,636.5 | $ 81,049.8 |

*The accompanying notes are an integral part of these financial statements*

# ING USA Annuity and Life Insurance Company

## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

## Statements of Operations
### (In millions)

| | | Years Ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | **2011** | | **2010** | | **2009** |
| **Revenues:** | | | | | | |
| Net investment income | $ | 1,409.3 | $ | 1,356.4 | $ | 1,412.4 |
| Fee income | | 1,079.4 | | 1,091.3 | | 943.2 |
| Premiums | | 456.2 | | 280.6 | | 786.1 |
| Net realized capital gains (losses): | | | | | | |
| Total other-than-temporary impairment losses | | (201.5) | | (300.1) | | (538.9) |
| Portion of other-than-temporary impairment losses | | | | | | |
| recognized in Other comprehensive income (loss) | | 21.1 | | 105.7 | | 49.3 |
| Net other-than-temporary impairments recognized in earnings | | (180.4) | | (194.4) | | (489.6) |
| Other net realized capital gains (losses) | | 922.5 | | (611.3) | | (2,007.5) |
| Total net realized capital gains (losses) | | 742.1 | | (805.7) | | (2,497.1) |
| Other income | | 0.7 | | - | | 0.9 |
| Total revenues | | 3,687.7 | | 1,922.6 | | 645.5 |
| **Benefits and expenses:** | | | | | | |
| Interest credited and other benefits to contract owners | | 3,044.9 | | 985.0 | | 682.4 |
| Operating expenses | | 437.1 | | 428.4 | | 386.1 |
| Net amortization of deferred policy acquisition | | | | | | |
| costs and value of business acquired | | (236.5) | | 411.6 | | (362.2) |
| Interest expense | | 31.7 | | 32.1 | | 32.9 |
| Other expense | | 11.4 | | 39.3 | | 39.6 |
| Total benefits and expenses | | 3,288.6 | | 1,896.4 | | 778.8 |
| Income (loss) before income taxes | | 399.1 | | 26.2 | | (133.3) |
| Income tax expense (benefit) | | 1.1 | | (55.1) | | (136.5) |
| Net income | $ | 398.0 | $ | 81.3 | $ | 3.2 |

*The accompanying notes are an integral part of these financial statements*

# ING USA Annuity and Life Insurance Company

## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

## Statements of Comprehensive Income

### (In millions)

| | For Years Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Net income | $ 398.0 | $ 81.3 | $ 3.2 |
| Other comprehensive income, before tax: | | | |
|     Change in unrealized gains on securities | 314.4 | 762.6 | 1,744.6 |
|     Change in other-than-temporary impairment losses | 29.0 | (6.9) | (100.1) |
|     Pension and other post-employment benefit liability | 1.0 | 0.9 | (0.6) |
|   Other comprehensive income, before tax | 344.4 | 756.6 | 1,643.9 |
|   Income tax expense related to items | | | |
|     of other comprehensive income | (41.5) | (91.8) | (511.0) |
| Other comprehensive income, after tax | 302.9 | 664.8 | 1,132.9 |
| | | | |
| Comprehensive income | $ 700.9 | $ 746.1 | $ 1,136.1 |

*The accompanying notes are an integral part of these financial statements*

C-6

# ING USA Annuity and Life Insurance Company
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

## Statements of Changes in Shareholder's Equity
### (In millions)

| | Common Stock | | Additional Paid-In Capital | | Accumulated Other Comprehensive Income (Loss) | | Retained Earnings (Deficit) | | Total Shareholder's Equity |
|---|---|---|---|---|---|---|---|---|---|
| Balance at January 1, 2009 | $ | 2.5 | $ | 4,335.4 | $ | (1,353.4) | $ | (2,217.8) | $ | 766.7 |
| Cumulative effect of change in accounting principle, net of deferred policy acquisition costs and tax | | - | | - | | (312.0) | | 312.0 | | - |
| Comprehensive income: | | | | | | | | | | |
| Net income | | - | | - | | - | | 3.2 | | 3.2 |
| Other comprehensive income, after tax | | - | | - | | 1,132.9 | | - | | 1,132.9 |
| Total comprehensive income | | | | | | | | | | 1,136.1 |
| Capital contribution from Parent | | - | | 835.0 | | - | | - | | 835.0 |
| Employee share-based payments | | - | | 2.3 | | - | | - | | 2.3 |
| Balance at December 31, 2009 | | 2.5 | | 5,172.7 | | (532.5) | | (1,902.6) | | 2,740.1 |
| Comprehensive income: | | | | | | | | | | |
| Net income | | - | | - | | - | | 81.3 | | 81.3 |
| Other comprehensive income, after tax | | - | | - | | 664.8 | | - | | 664.8 |
| Total comprehensive income | | | | | | | | | | 746.1 |
| Contribution of capital | | - | | 749.0 | | - | | - | | 749.0 |
| Balance at December 31, 2010 | | 2.5 | | 5,921.7 | | 132.3 | | (1,821.3) | | 4,235.2 |
| Comprehensive income: | | | | | | | | | | |
| Net income | | - | | - | | - | | 398.0 | | 398.0 |
| Other comprehensive income, after tax | | - | | - | | 302.9 | | - | | 302.9 |
| Total comprehensive income | | | | | | | | | | 700.9 |
| Contribution of capital | | - | | 44.0 | | - | | - | | 44.0 |
| Employee share-based payments | | - | | 5.9 | | - | | - | | 5.9 |
| Balance at December 31, 2011 | $ | 2.5 | $ | 5,971.6 | $ | 435.2 | $ | (1,423.3) | $ | 4,986.0 |

*The accompanying notes are an integral part of these financial statements*

# ING USA Annuity and Life Insurance Company
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Statements of Cash Flows
### (In millions)

| | | Years Ended December 31, | | |
|---|---|---|---|---|
| | | **2011** | **2010** | **2009** |
| **Cash Flows from Operating Activities:** | | | | |
| Net income | $ | 398.0 | $ 81.3 | $ 3.2 |
| Adjustments to reconcile net income (loss) to | | | | |
| net cash provided by operating activities: | | | | |
| Capitalization of deferred policy acquisition costs | | | | |
| and sales inducements | | (170.3) | (244.3) | (477.4) |
| Net amortization of deferred policy acquisition costs, | | | | |
| value of business acquired, and sales inducements | | (213.6) | 522.5 | (584.7) |
| Net accretion/decretion of discount/premium | | 65.7 | 44.1 | 55.2 |
| Future policy benefits, claims reserves, and | | | | |
| interest credited | | 1,639.9 | 1,114.5 | 1,203.5 |
| Provision for deferred income taxes | | 196.9 | (678.0) | 220.6 |
| Net realized capital losses | | (742.1) | 805.7 | 2,497.1 |
| Change in: | | | | |
| Accrued investment income | | 0.1 | (46.1) | 27.2 |
| Reinsurance recoverable | | (728.1) | (290.2) | (705.2) |
| Other receivables and asset accruals | | 44.5 | 15.9 | 318.4 |
| Other reinsurance asset | | (0.5) | 16.9 | (19.0) |
| Due to/from affiliates | | (262.1) | 721.3 | (831.0) |
| Income tax recoverable | | (283.2) | 10.2 | 390.1 |
| Other payables and accruals | | 1,909.7 | 205.7 | 1,109.5 |
| Employee share-based payments | | 5.9 | 0.6 | 1.7 |
| Other, net | | (9.6) | (6.8) | (205.7) |
| Net cash provided by operating activities | | 1,851.2 | 2,273.3 | 3,003.5 |
| **Cash Flows from Investing Activities:** | | | | |
| Proceeds from the sale, maturity, or redemption of: | | | | |
| Fixed maturities | | 5,400.7 | 8,028.5 | 6,830.0 |
| Equity securities, available-for-sale | | 38.8 | 66.8 | 136.5 |
| Mortgage loans on real estate | | 678.4 | 714.7 | 566.6 |
| Limited partnership/corporations | | 38.9 | 23.0 | 92.6 |
| Acquisition of: | | | | |
| Fixed maturities | | (5,483.6) | (10,791.6) | (3,162.7) |
| Equity securities, available-for-sale | | (5.7) | (58.4) | (10.2) |
| Mortgage loans on real estate | | (853.6) | (278.6) | (81.1) |
| Limited partnerships/corporations | | (39.4) | (57.1) | (32.9) |
| Derivatives, net | | (511.9) | (740.1) | (2,285.4) |
| Short-term investments, net | | (1,458.0) | 1,104.7 | (1,928.8) |
| Loan-Dutch State obligation, net | | 185.7 | 182.1 | 180.5 |
| Policy loans, net | | 10.1 | 9.5 | 12.8 |
| Collateral held, net | | 763.2 | 25.8 | 14.5 |
| Other, net | | (1.3) | 2.0 | 0.9 |
| Net cash provided by (used in) investing activities | | (1,237.7) | (1,768.7) | 333.3 |

*The accompanying notes are an integral part of these financial statements*

# ING USA Annuity and Life Insurance Company

## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Statements of Cash Flows

#### (In millions)

| | Years Ended December 31, | | | | | |
| | 2011 | | 2010 | | 2009 | |
|---|---|---|---|---|---|---|
| **Cash Flows from Financing Activities:** | | | | | | |
| Deposits received for investment contracts | $ | 6,363.2 | $ | 3,549.4 | $ | 4,552.6 |
| Maturities and withdrawals from investment contracts | | (7,170.1) | | (4,571.3) | | (11,282.1) |
| Reinsurance recoverable on investment contracts | | (81.4) | | 7.3 | | 2,704.5 |
| Notes to affiliates | | 280.5 | | 103.5 | | (545.5) |
| Short-term repayments of repurchase agreements, net | | - | | (311.1) | | (172.0) |
| Capital contribution from Parent | | 44.0 | | 749.0 | | 835.0 |
| Net cash used in financing activities | | (563.8) | | (473.2) | | (3,907.5) |
| Net increase (decrease) in cash and cash equivalents | | 49.7 | | 31.4 | | (570.7) |
| Cash and cash equivalents, beginning of period | | 71.5 | | 40.1 | | 610.8 |
| Cash and cash equivalents, end of period | $ | 121.2 | $ | 71.5 | $ | 40.1 |
| Supplemental cash flow information: | | | | | | |
| Income taxes (received) paid, net | $ | 87.1 | $ | 614.0 | $ | (753.7) |
| Interest paid | $ | 28.8 | $ | 29.1 | $ | 35.4 |
| Non-cash transfers: | | | | | | |
| Securities received from affiliate under reinsurance agreement | $ | - | $ | - | $ | 2,084.7 |
| Loan-Dutch State obligation | $ | - | $ | - | $ | 1,206.5 |

*The accompanying notes are an integral part of these financial statements*

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

1.     **Business, Basis of Presentation and Significant Accounting Policies**

*Business*

ING USA Annuity and Life Insurance Company ("ING USA" or the "Company," as appropriate) is a stock life insurance company domiciled in the State of Iowa and provides financial products and services in the United States.  ING USA is authorized to conduct its insurance business in all states, except New York, and the District of Columbia.

ING USA is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is a direct wholly-owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING").  ING is a global financial services holding company based in the Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings, sales, or a combination thereof. On November 10, 2010, ING announced that, in connection with the restructuring plan, it will prepare for a base case of an initial public offering ("IPO") of the Company and its U.S.-based insurance and investment management affiliates.

On September 30, 2010, ING USA purchased the remaining 30% interest in PFP Holdings LP ("PFP"), an affiliate, from ING Clarion, an affiliate, for $11.0. The Company previously held a 70% equity interest in PFP. Immediately upon acquisition, PFP was dissolved as ING USA owned 100% of the limited partnership. This acquisition is treated as a combination of entities under common control (i.e. the comparative financial statements were revised and presented as if the transaction had occurred on the opening balance sheet date).

The Company currently offers various insurance products, including immediate and deferred fixed annuities.  The Company's fixed annuity products are distributed by national and regional brokerage and securities firms, independent broker-dealers, banks, life insurance companies with captive agency sales forces, independent insurance agents, independent marketing organizations, and affiliated broker-dealers.  The Company's primary annuity customers are individual consumers.  The Company ceased new sales of variable annuity products in March of 2010, as part of a global business strategy and risk reduction plan. Some new amounts will continue to be deposited on ING USA variable annuities as add-on premiums to existing contracts.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to  Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Company also offers guaranteed investment contracts and funding agreements (collectively referred to as "GICs"), sold primarily to institutional investors and corporate benefit plans.  These products are marketed by home office personnel or through specialty insurance brokers.

The Company has one operating segment.

### Basis of Presentation

The accompanying financial statements of ING USA have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

### Significant Accounting Policies

#### Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as significant in that they involve a higher degree of judgment, are subject to a significant degree of variability, and contain accounting estimates:

> Reserves for future policy benefits, valuation and amortization of deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA"), valuation of investments and derivatives, impairments, income taxes, and contingencies.

#### Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or non-performance risk, including the Company's own credit risk.  The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number of valuation sources to determine the fair values of its financial assets and liabilities,

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

including quoted market prices, third-party commercial pricing services, third-party brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of securities is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques. See the Fair Value Measurements note to these Financial Statements for additional information regarding the fair value of specific financial assets and liabilities.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Investments*

The accounting policies for the Company's principal investments are as follows:

*Fixed Maturities and Equity Securities*: All of the Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI"), and presented net of related changes in DAC, VOBA, and deferred income taxes.

Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income on the Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For credit-sensitive MBS and ABS, and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

*Short-term Investments*: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Assets Held in Separate Accounts*: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash.

*Mortgage Loans on Real Estate*: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses) in the Statements of Operations.

All mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics, and market trends. Loan performance is monitored on a loan-specific basis. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

All mortgages are evaluated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

As of December 31, 2011 and 2010, all mortgage loans are held-for-investment. The Company diversifies its mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate.

The Company records an allowance for probable incurred, but not specifically identified, losses.

*Loan - Dutch State Obligation*: The reported value of The State of the Netherlands (the "Dutch State") loan obligation is based on the outstanding loan balance plus any unamortized premium.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Policy Loans*: The reported value of policy loans is equal to the carrying value of the loans. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

*Limited Partnerships/Corporations*: The Company uses the equity method of accounting for investments in limited partnership interests, primarily private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, where the contractual right exists to receive such financial information on a timely basis. The Company's equity in earnings from limited partnership interests are accounted for under the equity method is recorded in Net investment income.

*Other Investments*: Other investments are comprised primarily of Federal Home Loan Bank ("FHLB") stock, as well as other miscellaneous investments. The Company is a member of the FHLB system and is required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Cash dividends are reported as income. The carrying value of the stock was $80.3 as of December 31, 2011 and 2010.

*Securities Lending:* The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. Generally, the lending agent retains all of the cash collateral. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

As of December 31, 2011 and 2010, the fair value of loaned securities was $233.0 and $139.7, respectively, and is included in Securities pledged on the Balance Sheets. Collateral received is included in Short-term investments under securities loan agreement, including collateral delivered. As of December 31, 2011 and 2010, liabilities to return collateral of $248.3 and $145.1, respectively, are included in Payables under securities loan agreement, including collateral held, on the Balance Sheets.

Other-than-temporary Impairments
The Company periodically evaluates its available-for-sale general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost,

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to  Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.  An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments, and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected.  In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

Effective April 1, 2009, the Company prospectively adopted guidance on the recognition and presentation of OTTI losses (see the "Adoption of New Pronouncements" section below).  When assessing the Company's intent to sell a security or if it is more likely than not the Company will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Statements of Operations as an OTTI.  If the Company does not intend to sell the security and it is not more likely than not the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Balance Sheets.

Prior to April 1, 2009, the Company recognized in earnings an OTTI for a fixed maturity in an unrealized loss position, unless it could assert that it had both the intent and ability to hold the fixed maturity for a period of time sufficient to allow for a recovery of estimated fair value to the security's amortized cost. The entire difference between the fixed maturity's amortized cost basis and its estimated fair value was recognized in earnings if the security was determined to have an OTTI.

There was no change in guidance for equity securities which, when an OTTI has occurred, continue to be impaired for the entire difference between the equity security's cost and its estimated fair value.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows expected to be received. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

- When determining collectability and the period over which the value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that include, but are not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

- Additional considerations are made when assessing the unique features that apply to certain structured securities such as RMBS, CMBS, and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; current and forecasted loss severity; and the payment priority within the tranche structure of the security.

- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenarios-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates, and the overall macroeconomic conditions.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity through Net realized capital gains (losses) on the Statements of Operations, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

*Derivatives*

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk, and market risk. It is the Company's policy not to offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collate*r*al or the obligation to return cash collateral arising from derivative instruments recognized at fair value executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, futures, forwards, caps, floors, and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Derivatives assets or liabilities on the Balance Sheets at fair value. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability ("fair value hedge"); or (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge Relationship*: For derivative instruments that are designated and qualify as a fair value hedge (e.g., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to  Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

- *Cash Flow Hedge Relationship*: For derivative instruments that are designated and qualify as a cash flow hedge (e.g., hedging the exposure to the variability in expected future cash flows that is attributable to interest rate risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same period or periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction.  The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.  For the majority of the Company's counterparties, there is a termination event should the Company's long-term debt ratings drop below BBB+/Baal.

The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities.

The Company also has investments in certain fixed maturities, and has issued certain retail annuity products, that contain embedded derivatives whose fair value is at least

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. Embedded derivatives within fixed maturities are included in Derivatives as assets or liabilities on the Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Statements of Operations. Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Balance Sheets, and changes in the fair value are recorded in Interest credited and other benefits to contract owners in the Statements of Operations.

In addition, the Company has entered into two coinsurance with funds withheld arrangements that contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivative within the coinsurance funds withheld arrangement is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets, and changes in the fair value are recorded in Interest credited and other benefits to contract owners in the Statements of Operations.

*Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, amounts due from banks, and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

*Deferred Policy Acquisition Costs and Value of Business Acquired and Sales Inducements*

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Such costs consist principally of certain commissions, underwriting, contract issuance, and agency expenses, related to the production of new and renewal business. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
The Company amortizes DAC and VOBA related to universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, returns associated with separate account performance, impact of hedge performance, expenses to administer the business, and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, actual historical gross profits are reflected and estimated

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

gross profits, and related assumptions, are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

The Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances each period. DAC and VOBA are deemed to be recoverable if the estimated gross profits exceed these balances.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Amortization of deferred sales inducements on these products are also impacted by changes in assumptions (see "Sales Inducements" below).

Several assumptions are considered significant in the estimation of future gross profits associated with variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, and a 14% cap. The reversion to the mean methodology was implemented prospectively on January 1, 2011.

Prior to January 1, 2011, the Company utilized a static long-term equity return assumption for projecting account balance growth in all future years. This return assumption was reviewed annually or more frequently, if deemed necessary. Actual returns that were higher than long-term expectations produced higher contract owner account balances, which increased future fee expectations and decreased future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected gross profits. The opposite result occurred when returns were lower than long-term expectations.

Other significant assumptions include estimated policyholder behavior assumptions, such as surrender, lapse, and annuitization rates. Estimated gross profits of variable annuity contracts are sensitive to these assumptions.

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Statements of Operations.

Sales inducements represent benefits paid to contract owners for a specified period that are incremental to the amounts the Company credits on similar contracts and are higher than the contract's expected ongoing crediting rates for periods after the inducement. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in Interest credited and other benefits to contract owners on the Statements of Operations. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews the deferred sales inducements to determine the recoverability of these balances. During the years ended December 31, 2011, 2010, and 2009, the Company capitalized $32.2, $46.9, and $65.7, respectively, of sales inducements. During the years ended December 31, 2011, 2010, and 2009, the Company amortized $(22.9), $(110.8), and $222.5, respectively, of sales inducements.

*Future Policy Benefits and Contract Owner Accounts*

Reserves
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related future operations.

- Reserves for traditional life insurance contracts represent the present value of future benefits to be paid to or on behalf of contract owners and related expenses, less the present value of future net premiums. Assumptions as to interest rates, mortality, expenses, and persistency are based upon the Company's estimates of anticipated experience at the period the policy is sold, including a margin for adverse deviations. Interest rates used to calculate the present value of these reserves ranged up to 7.8%.
- Reserves for individual immediate annuities with life contingent payout benefits are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based upon the Company's experience at the period the policy is sold, including a margin for adverse deviations. Such

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

assumptions generally vary by annuity plan type, year of issue, and policy duration. Interest rates used to calculate the present value of future benefits ranged up to 8.0%.

Although assumptions are "locked-in" upon the issuance of traditional life insurance and immediate annuities with life contingent payout benefits, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a margin for adverse deviations. Reserves are recorded in Future policy benefits on the Balance Sheets.

Contract Owner Accounts

Contract owner account balances relate to investment-type contracts, such as guaranteed investment contracts and funding agreements (collectively referred to as "GICs"), and universal life-type contracts and certain fixed-indexed annuity ("FIA") contracts.

- Reserves for GICs are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
- Account balances for universal life and universal life-type contracts, such as individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts, are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 7.8% for the years 2011, 2010, and 2009. Reserves for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For FIAs, the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value, with the change in fair value recorded in the Statements of Operations.

Additional Reserves

The Company calculates additional reserve liabilities for certain universal life products and certain variable annuity guaranteed benefits. The additional reserve for such products recognizes the portion of contract assessments received in early years used to compensate the Company for benefits provided in later years.

The Company calculates a benefit ratio for each block of business that meets the requirements for additional reserves and calculates an additional reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess benefits during the period. The additional reserve is accumulated at interest

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

rates consistent with the DAC model for the period. The calculated reserve includes a provision for universal life contracts with patterns of cost of insurance charges that produce expected gains from the insurance benefits function followed by losses from that function in later years.

Guarantees

Reserves for guaranteed minimum death benefits ("GMDB"), guaranteed minimum income benefits ("GMIB") and guaranteed minimum withdrawal benefits with life contingent payouts ("GMWBL") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as near-term and long-term equity market return, lapse rate, and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC, and are, thus, subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. In addition, the reserve for the GMIB guarantee incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contract owner. In general, management assumes that GMIB annuitization rates will be higher for policies with more valuable (more "in the money") guarantees. The Company periodically evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

For contracts issued prior to January 1, 2000, most contracts with enhanced death benefit guarantees were reinsured to third-party reinsurers to mitigate the risk produced by such guaranteed death benefits. For contracts issued after December 31, 1999, the Company instituted a variable annuity guarantee hedging program in lieu of reinsurance. The variable annuity guarantee hedging program is based on the Company entering into derivative positions to offset exposures to guaranteed minimum death benefits due to adverse changes in the equity markets. A hedging program is also utilized to mitigate certain risks associated with GMWBL and GMIB contracts.

Guaranteed minimum accumulation benefits ("GMABs"), and guaranteed minimum withdrawal benefits without life contingencies ("GMWBs"), and FIAs are considered embedded derivatives, which are measured at estimated fair value separately from the host annuity contract, with changes in estimated fair value reported in Interest credited and other benefits to contract owners on the Statements of Operations.

At inception of the GMAB and GMWB contracts, the Company projects a fee to be attributed to the embedded derivative portion of the guarantee equal to the present value of projected future guaranteed benefits.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The estimated fair value of the GMAB and GMWB contracts is determined based on the present value of projected future guaranteed benefits minus the present value of projected attributed fees. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The projection of future guaranteed benefits and future attributed fees require the use of assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.) and policyholder behavior (e.g., lapse, benefit utilization, mortality, etc.). The projection also includes adjustments for the Company's credit risk, or risk of non-performance, and risk margins for non-capital market, or policyholder behavior, assumptions. The Company's credit risk adjustment is based on the credit default swap spreads of ING Verzekeringen N.V. ("ING V"), the indirect parent of ING AIH, and applied to the risk-free swap curve in the Company's valuation models. Risk margins are established to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The estimated fair value of the FIA contracts is based on the present value of excess of the interest payments to the contract holders over the minimum guaranteed interest rate. Projected cashflows are based on best estimates of future excess interest payments over the anticipated life of the related contracts. These projections also include adjustments for the Company's credit risk, or risk of non-performance, and risk margins for non-capital market, or policyholder behavior, assumptions. The Company's credit risk adjustment is based on the credit default swaps of ING V and applied to the discount factors in its valuation models.

See the Additional Insurance Benefits and Minimum Guarantees note to these Financial Statements for more information.

*Separate Accounts*

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract holder; and
- All investment performance, net of contract fees and assessments, is passed through to the contract holder.

The Company reports separate account assets and liabilities that meet the above criteria at fair value on the Balance Sheets based on the fair value of the underlying investments. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Statements of Operations. The Statements of Cash Flows do not reflect investment activity of the separate accounts.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in short-term investments, with the offsetting obligation to repay the loan included as a liability on the Balance Sheets.

As of December 31, 2011 and 2010, the Company did not have any securities pledged in dollar rolls and repurchase agreement transactions. At December 31, 2011 and 2010, the Company did not have any repurchase obligation related to dollar rolls and repurchase agreements.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. As of

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

December 31, 2011 and 2010, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

*Recognition of Insurance Revenue and Related Benefits*

Premiums related to traditional life and annuity policies with life contingencies are recognized as revenue when due from the contract owners. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded as expense when incurred.

Amounts received as payment for investment-type and universal life-type contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality, policy administration and surrender charges and are reported in fee income. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the life of the related contracts in proportion to estimated gross profits. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, and interest credited to contract owner account balances.

Premiums, benefits, and expenses are presented net of reinsurance ceded to other companies.

*Income Taxes*

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The results of the Company's operations are included in the consolidated tax return of ING AIH. Generally, the Company's financial statements recognize the current and

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to  Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Accounting Standards Codification Topic 740, Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING AIH's consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement.  The Company's tax sharing agreement with ING AIH states that for each taxable year during which the Company is included in a consolidated federal income tax return with ING AIH, ING AIH will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

The Company evaluates and tests the recoverability of its deferred tax assets.  Deferred tax assets represent the tax benefit of future deductible temporary differences and tax credit carryforwards.  Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.  Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature and character of the deferred tax assets and liabilities;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized; and
- Any prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused.

Management uses certain assumptions and estimates in determining the income taxes payable or refundable to/from the Parent for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns, and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority before any part of the benefit can

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

be recognized in the financial statements. Tax positions that do not meet the more likely than not standard are not recognized. Tax positions that meet this standard are recognized in the Financial Statements. The Company measures the tax position as the largest amount that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

*Reinsurance*

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Balance Sheets. The combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and Security Life of Denver International Limited ("SLDI"), an affiliate, contains an embedded derivative whose carrying value is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the agreement.

*Participating Insurance*

Participating business approximates 8.0% of the Company's ordinary life insurance in force and 28.0% of life insurance premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating contract owners are based on published dividend projections or expected dividend scales. Dividends to participating policyholders of $11.1, $12.1, and $12.4, were incurred during the years ended December 31, 2011, 2010, and 2009, respectively.

*Contingencies*

A loss contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets, and actual or possible claims and assessments. Amounts related to loss contingencies are accrued if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to  Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

### Adoption of New Pronouncements

#### Financial Instruments

A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring
In April 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-02, "Receivables (Accounting Standards Codification$^{TM}$ ("ASC") Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" ("ASU 2011-02"), which clarifies the guidance on a creditor's evaluation of whether it has granted a concession and whether the debtor is experiencing financial difficulties, as follows:

- If a debtor does not have access to funds at a market rate for similar debt, the restructuring would be considered to be at a below-market rate;
- An increase in the contractual interest rate does not preclude the restructuring from being considered a concession, as the new rate could still be below the market interest rate;
- A restructuring that results in a delay in payment that is insignificant is not a concession;
- A creditor should evaluate whether it is probable that the debtor would be in payment default on any of its debt without the modification to determine if the debtor is experiencing financial difficulties; and
- A creditor is precluded from using the effective interest rate test.

Also, ASU 2011-02 requires disclosure of the information required in ASU 2010-20 about troubled debt restructuring, which was previously deferred by ASU 2011-01.

The provisions of ASU 2011-02 were adopted by the Company on July 1, 2011, and applied retrospectively to January 1, 2011.  The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows for the year ended December 31, 2011, as there were no troubled debt restructurings during that period.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses
In July 2010, the FASB issued ASU 2010-20, "Receivables (ASC Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), which requires certain existing disclosures to be disaggregated by class of financing receivable, including the rollforward of the allowance for credit losses, with the ending balance further disaggregated on the basis of

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

impairment method. For each disaggregated ending balance, an entity also is required to disclose the related recorded investment in financing receivables, the nonaccrual status of financing receivables, and impaired financing receivables.

ASU 2010-20 also requires new disclosures by class of financing receivable, including credit quality indicators, aging of past due amounts, the nature and extent of troubled debt restructurings and related defaults, and significant purchases and sales of financing receivables disaggregated by portfolio segment.

In January 2011, the FASB issued ASU 2011-01, which temporarily delayed the effective date of the disclosures about troubled debt restructurings in ASU 2010-20.

The provisions of ASU 2010-20 were adopted by the Company on December 31, 2010, and are included in the Financial Instruments note to these Financial Statements, except for the disclosures about troubled debt restructurings included in ASU 2011-02, which was adopted by the Company on July 1, 2011 (see above). The disclosures that include information for activity that occurs during a reporting period were adopted by the Company on January 1, 2011 and are included in the Financial Instruments note to these Financial Statements. As this pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Scope Exception Related to Embedded Credit Derivatives
In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), which clarifies that the only type of embedded credit derivatives that are exempt from bifurcation requirements are those that relate to the subordination of one financial instrument to another.

The provisions of ASU 2010-11 were adopted by the Company on July 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied.

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities
In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which eliminates the exemption for qualifying special-purpose entities ("QSPEs"), as well as amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

▪ Removes the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

VIE's activities, and whether the entity has the obligation to absorb losses or the right to receive benefits that could be significant to the VIE;

▪ Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE; and

▪ Requires enhanced disclosures, including (i) presentation on the balance sheet of assets and liabilities of consolidated VIEs that meet the separate presentation criteria and disclosure of assets and liabilities recognized on the balance sheet and (ii) the maximum exposure to loss for those VIEs in which a reporting entity is determined not to be the primary beneficiary, but in which the reporting entity has a variable interest.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which defers to ASU 2009-17 for reporting entity's interests in certain investment funds that have attributes of investment companies, for which the reporting entity does not have an obligation to fund losses, and that are not structured as securitization entities.

The provisions of ASU 2009-17 and ASU 2010-10 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the consolidation conclusions were consistent with those under previous U.S. GAAP. The disclosure provisions required by ASU 2009-17 are presented in the Financial Instruments note to these Financial Statements.

Recognition and Presentation of Other-than-temporary Impairments
In April 2009, the FASB issued new guidance on recognition and presentation of OTTIs, included in ASC Topic 320, "Investments-Debt and Equity Securities", which requires:

▪ Noncredit related impairments to be recognized in Other comprehensive income (loss), if management asserts that it does not have the intent to sell the security and that it is more likely than not that the entity will not have to sell the security before recovery of the amortized cost basis;

▪ Total OTTIs to be presented in the Statements of Operations with an offset recognized in AOCI for the noncredit related impairments;

▪ A cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized OTTI from Retained earnings (deficit) to AOCI; and

▪ Additional interim disclosures for debt and equity securities regarding types of securities held, unrealized losses, and OTTIs.

These provisions, as included in ASC Topic 320, were adopted by the Company on April 1, 2009. As a result of implementation, the Company recognized a cumulative effect of change in accounting principle of $312.0 after considering the effects of DAC and income taxes of $(139.1) and $48.6, respectively, as an increase to April 1, 2009

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Retained earnings (deficit) with a corresponding decrease to AOCI, with no overall change to shareholder's equity. See the Investments note to these Financial Statements for further information on the Company's OTTIs, including additional required disclosures.

Disclosures about Derivative Instruments and Hedging Activities
In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities, included in ASC Topic 815, "Derivatives and Hedging", which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of, and gains and losses on, derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for; and
- How derivative instruments and related hedged items affect an entity's financial statements.

These provisions, as included in ASC Topic 815, were adopted by the Company on January 1, 2009, and are included in the "Derivative Financial Instruments" section above and the Fair Value Measurements note to these Financial Statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Accounting for Transfers of Financial Assets
In December 2009, the FASB issued ASU 2009-16 "Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets" ("ASU 2009-16"), which eliminates the QSPE concept and requires a transferor of financial assets to:

- Consider the transferor's continuing involvement in assets, limiting the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire asset to an entity that is not consolidated;
- Account for the transfer as a sale only if an entity transfers an entire financial asset and surrenders control, unless the transfer meets the conditions for a participating interest; and
- Recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

The provisions of ASU 2009-16 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the Company did not have any QSPEs under previous U.S. GAAP, and the requirements for sale accounting treatment are consistent with those previously applied by the Company.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to  Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Business Combinations*

Disclosure of Supplementary Pro Forma Information for Business Combinations
In December 2010, the FASB issued ASU 2010-29, "Business Combinations (ASC Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations" ("ASU 2010-29"), which clarifies that if an entity presents comparative financial statements, it should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period.  Also, ASU 2010-29 expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the pro forma revenue and earnings.

The provisions of ASU 2010-29 were adopted by the Company on January 1, 2011 for business combinations occurring on or after that date.   The Company determined, however, that there was no effect on the Company's financial condition, results of operations, cash flows, or disclosures for the year ended December 31, 2011, as there were no business combinations during the period.

*Fair Value*

Improving Disclosures about Fair Value Measurements
In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which were adopted by the Company on January 1, 2011.  The disclosures required by ASU 2010-06 are included in the Financial Instruments note to these Financial Statements.  As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to  Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Measuring the Fair Value of Certain Alternative Investments
In September 2009, the FASB issued ASU 2009-12, "Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2009-12"), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

The provisions of ASU 2009-12 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company. The disclosure provisions required by ASU 2009-12 are presented in the Investments note to these Financial Statements.

Interim Disclosures about Fair Value of Financial Instruments
In April 2009, the FASB issued new guidance on interim disclosures about fair value of financial instruments, included in ASC Topic 825, "Financial Instruments", which requires that the fair value of financial instruments be disclosed in an entity's interim financial statements, as well as in annual financial statements. The provisions included in ASC Topic 825 also require that fair value information be presented with the related carrying value and that the method and significant assumptions used to estimate fair value, as well as changes in method and significant assumptions, be disclosed.

These provisions, as included in ASC Topic 825, were adopted by the Company on April 1, 2009, and are presented in the Fair Value Measurements note to these Financial Statements.  The adoption had no effect on the Company's financial condition, results of operations, or cash flows, as the pronouncement only pertains to additional disclosure.

*Other Pronouncements*

Presentation of Comprehensive Income
In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income" ("ASU 2011-05"), which states that an entity has the option to present total comprehensive income and the components of net income and other comprehensive income either in a single, continuous statement of comprehensive income or in two separate, consecutive statements.

In December 2011, the FASB issued ASU 2011-12, which defers the ASU 2011-05 requirements to present, on the face of the financial statements, the effects of reclassification out of AOCI on the components of net income and other comprehensive income.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Company early adopted provisions of ASU 2011-05 and ASU 2010-12 as of December 31, 2011, and applied the provisions retrospectively. The Statement of Comprehensive Income, with corresponding revisions to the Statements of Changes in Shareholder's Equity, is included in the Financial Statements. In addition, the required disclosures are included in the AOCI note to these Financial Statements.

Consolidation Analysis of Investments Held through Separate Accounts
In April 2010, the FASB issued ASU 2010-15, "Financial Services - Insurance (ASC Topic 944): How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments" ("ASU 2010-15"), which clarifies that an insurance entity generally should not consider any separate account interests in an investment held for the benefit of policyholders to be the insurer's interests, and should not combine those separate account interests with its general account interest in the same investment when assessing the investment for consolidation.

The provisions of ASU 2010-15 were adopted by the Company on January 1, 2011; however, the Company determined that there was no effect on its financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Subsequent Events
In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Company on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements", which clarifies that a Securities and Exchange Commission ("SEC") filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Future Adoption of Accounting Pronouncements*

Disclosures about Offsetting Assets & Liabilities
In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

The provisions of ASU 2011-11 are effective, retrospectively, for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual reporting periods. The Company is currently in the process of determining the disclosure impact of adoption of the provisions of ASU 2011-11.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRSs")
In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;
- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;
- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and
- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed, and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 are effective during interim or annual periods beginning after December 15, 2011, and should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2011-04.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Reconsideration of Effective Control for Repurchase Agreements

In April 2011, the FASB issued ASU 2011-03, "Transfers and Servicing (ASC Topic 860): Reconsideration of Effective Control for Repurchase Agreements" ("ASU 2011-03"), which removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, and (2) the collateral maintenance implementation guidance related to that criterion.

The provisions of ASU 2011-03 are effective for the first interim or annual period beginning on or after December 15, 2011, and should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2011-03.

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company will adopt the guidance retrospectively. The Company currently estimates the adoption will result in a cumulative effect adjustment, reducing Retained earnings by approximately $490.0 and increasing Other comprehensive income by approximately $95.0 as of January 1, 2012, after considering the effects of income taxes. These impacts are subject to change as the Company is still in the process of finalizing the impact of adoption of the provisions of ASU 2010-26.

# ING USA Annuity and Life Insurance Company
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

## 2. Investments

### Fixed Maturities and Equity Securities

Available-for-sale and fair value option fixed maturities and equity securities were as follows as of December 31, 2011.

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Fair Value | OTTI[2] |
|---|---|---|---|---|---|
| Fixed maturities: | | | | | |
| U.S. Treasuries | $ 1,692.9 | $ 92.9 | $ - | $ 1,785.8 | $ - |
| U.S. government agencies | | | | | |
| and authorities | 19.9 | 3.8 | - | 23.7 | - |
| State, municipalities, and political | | | | | |
| subdivisions | 98.9 | 6.8 | 0.9 | 104.8 | - |
| | | | | | |
| U.S. corporate securities: | | | | | |
| Public utilities | 1,916.4 | 188.4 | 9.7 | 2,095.1 | - |
| Other corporate securities | 7,611.3 | 596.1 | 31.7 | 8,175.7 | - |
| Total U.S. corporate securities | 9,527.7 | 784.5 | 41.4 | 10,270.8 | - |
| | | | | | |
| Foreign securities[1]: | | | | | |
| Government | 349.0 | 26.7 | 5.4 | 370.3 | - |
| Other | 4,939.4 | 336.8 | 64.4 | 5,211.8 | 0.1 |
| Total foreign securities | 5,288.4 | 363.5 | 69.8 | 5,582.1 | 0.1 |
| | | | | | |
| Residential mortgage-backed securities | 2,090.0 | 245.2 | 90.9 | 2,244.3 | 76.0 |
| Commercial mortgage-backed securities | 1,910.3 | 118.0 | 26.4 | 2,001.9 | 1.9 |
| Other asset-backed securities | 734.3 | 15.4 | 69.6 | 680.1 | - |
| | | | | | |
| Total fixed maturities, including | | | | | |
| securities pledged | 21,362.4 | 1,630.1 | 299.0 | 22,693.5 | 78.0 |
| Less: securities pledged | 965.0 | 49.8 | 2.0 | 1,012.8 | - |
| Total fixed maturities | 20,397.4 | 1,580.3 | 297.0 | 21,680.7 | 78.0 |
| Equity securities | 26.7 | 1.8 | 0.8 | 27.7 | - |
| Total investments | $ 20,424.1 | $ 1,582.1 | $ 297.8 | $ 21,708.4 | $ 78.0 |

[1] Primarily U.S. dollar denominated.
[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and fair value option fixed maturities and equity securities were as follows as of December 31, 2010.

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Fair Value | OTTI[2] |
|---|---|---|---|---|---|
| Fixed maturities: | | | | | |
| U.S. Treasuries | $ 1,595.7 | $ 19.4 | $ 2.4 | $ 1,612.7 | $ - |
| U.S. government agencies and authorities | 24.2 | 0.3 | 0.2 | 24.3 | - |
| State, municipalities, and political subdivisions | 126.5 | 3.6 | 11.6 | 118.5 | - |
| | | | | | |
| U.S. corporate securities: | | | | | |
| Public utilities | 1,609.6 | 83.9 | 19.8 | 1,673.7 | - |
| Other corporate securities | 7,433.9 | 367.2 | 62.1 | 7,739.0 | 0.3 |
| Total U.S. corporate securities | 9,043.5 | 451.1 | 81.9 | 9,412.7 | 0.3 |
| | | | | | |
| Foreign securities[1]: | | | | | |
| Government | 474.6 | 39.0 | 4.3 | 509.3 | - |
| Other | 4,742.9 | 216.7 | 70.0 | 4,889.6 | 0.1 |
| Total foreign securities | 5,217.5 | 255.7 | 74.3 | 5,398.9 | 0.1 |
| | | | | | |
| Residential mortgage-backed securities | 2,028.7 | 240.8 | 98.5 | 2,171.0 | 67.2 |
| Commercial mortgage-backed securities | 2,112.2 | 125.8 | 39.1 | 2,198.9 | 7.3 |
| Other asset-backed securities | 1,213.9 | 17.8 | 124.1 | 1,107.6 | 32.1 |
| | | | | | |
| Total fixed maturities, including securities pledged | 21,362.2 | 1,114.5 | 432.1 | 22,044.6 | 107.0 |
| Less: securities pledged | 886.6 | 17.5 | 14.7 | 889.4 | - |
| Total fixed maturities | 20,475.6 | 1,097.0 | 417.4 | 21,155.2 | 107.0 |
| Equity securities | 59.2 | 6.9 | - | 66.1 | - |
| Total investments | $ 20,534.8 | $ 1,103.9 | $ 417.4 | $ 21,221.3 | $ 107.0 |

[1] Primarily U.S. dollar denominated.
[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The fair value and amortized cost of total fixed maturities, including securities pledged, as of December 31, 2011, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. Mortgage-backed securities and other ABS are shown separately because they are not due at a single maturity date.

|  | Fair Value | | Amortized Cost |
|---|---|---|---|
| Due to mature: | | | |
| One year or less | $ 1,472.2 | $ | 1,444.7 |
| After one year through five years | 5,669.9 | | 5,479.9 |
| After five years through ten years | 6,390.4 | | 5,987.4 |
| After ten years | 4,234.7 | | 3,715.8 |
| Mortgage-backed securities | 4,246.2 | | 4,000.3 |
| Other asset-backed securities | 680.1 | | 734.3 |
| Fixed maturities, including securities pledged | $ 22,693.5 | $ | 21,362.4 |

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10% of the Company's Shareholder's equity at December 31, 2011 and 2010.

At December 31, 2011 and 2010, fixed maturities with fair values of $12.2 and $12.4, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2011 and 2010, approximately 29.3% and 22.9%, respectively, of the Company's CMO holdings were invested in those types of CMOs such as interest-only or principal-only strips, which are subject to more prepayment and extension risk than traditional CMOs.

Certain CMOs, primarily interest-only and principal-only strips are accounted for as hybrid instruments and valued at fair value with changes in fair value reported in Other net realized gains (losses) in the Statements of Operations.

### *Transfer of Alt-A RMBS Participation Interest and Related Loan to Dutch State*

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-Up Facility covering 80% of ING's Alt-A RMBS. Refer to the Related Party Transactions note to these Financial Statements for further details of these agreements.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to  Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

### *Variable Interest Entities*

The Company holds certain VIEs for investment purposes.  VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of collateralized loan obligations ("CLOs") of $3.5 and $2.7 at December 31, 2011 and 2010, respectively, is included in Limited partnerships/corporations on the Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Statements of Operations.

### *Securitizations*

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Some RMBS investments are in various senior level tranches of mortgage securitizations issued and guaranteed by Fannie Mae, Freddie Mac, or a similar government-sponsored entity, typically referred to as "agency pass-through" investments. These securitizations pool residential mortgages and pass through the principal and interest to investors based on the terms of each tranche or portion of the total pool. Investments held by the Company in non-agency RMBS and CMBS also include interest-only, principal-only, and inverse floating securities. Through its investments, the Company is not obligated to provide any financial or other support to these entities.

Each of the RMBS, CMBS, and ABS entities described above are thinly capitalized by design, and considered VIEs under ASC 810-10-25 as amended by ASU 2009-17. As discussed above, the Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company through its investments or other arrangements does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS, and ABS entities in which it holds investments. These investments are accounted for as investments as described in the Business, Basis of Presentation and Significant Accounting Policies note to these Financial Statements.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Fixed Maturity Securities Credit Quality - Ratings*

The Securities Valuation Office ("SVO") of the National Association of Insurance Commissioners ("NAIC") evaluates the fixed maturity security investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called "NAIC designations." An internally developed rating is used as permitted by the NAIC, if no rating is available. The NAIC designations are generally similar to the credit quality designations of a Nationally Recognized Statistical Rating Organization ("NRSRO") for marketable fixed maturity securities, called "rating agency designations," except for certain structured securities as described below. NAIC designations of "1," highest quality, and "2," high quality, include fixed maturity securities generally considered investment grade ("IG") by such rating organizations. NAIC designations 3 through 6 include fixed maturity securities generally considered below investment grade ("BIG") by such rating organizations.

The NAIC adopted revised designation methodologies for non−agency RMBS, including RMBS backed by subprime mortgage loans reported within ABS, that became effective December 31, 2009 and for CMBS that became effective December 31, 2010. The NAIC's objective with the revised designation methodologies for these structured securities was to increase the accuracy in assessing expected losses, and to use the improved assessment to determine a more appropriate capital requirement for such structured securities. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from such structured securities.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about the Company's fixed maturity securities holdings, including securities pledged, by NAIC designations is set forth in the following tables. Corresponding rating agency designation does not directly translate to NAIC designation, but represents the Company's best estimate of comparable ratings from rating agencies, including Moody's, S&P, and Fitch. If no rating is available from a rating agency, then an internally developed rating is used.

It is management's objective that the portfolio of fixed maturities be of high quality and be well diversified by market sector. The fixed maturities in the Company's portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. Ratings are

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

derived from three NRSRO ratings and are applied as follows based on the number of agency rating received:

- when three ratings are received then the middle rating is applied;
- when two ratings are received then the lower rating is applied;
- when a single rating is received, the NRSRO rating is applied;
- and, when ratings are unavailable then an internal rating is applied.

*Unrealized Capital Losses*

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, for IG and BIG securities by duration, based on NAIC designations, were as follows at December 31, 2011 and 2010.

| | 2011 | | | | 2010 | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | IG | % of IG and BIG | BIG | % of IG and BIG | IG | % of IG and BIG | BIG | % of IG and BIG |
| Six months or less below amortized cost | $ 40.0 | 13.4% | $ 10.9 | 3.6% | $ 124.6 | 28.8% | $ 12.4 | 2.9% |
| More than six months and twelve months or less below amortized cost | 38.3 | 12.8% | 4.0 | 1.3% | 2.2 | 0.5% | 0.1 | 0.0% |
| More than twelve months below amortized cost | 136.5 | 45.7% | 69.3 | 23.2% | 167.5 | 38.8% | 125.3 | 29.0% |
| Total unrealized capital loss | $ 214.8 | 71.9% | $ 84.2 | 28.1% | $ 294.3 | 68.1% | $ 137.8 | 31.9% |

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, for securities rated BBB and above (Investment Grade ("IG")) and securities rated BB and below (Below Investment Grade ("BIG")) by duration, based on NRSRO ratings, were as follows at December 31, 2011 and 2010.

| | 2011 | | | | 2010 | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | IG | % of IG and BIG | BIG | % of IG and BIG | IG | % of IG and BIG | BIG | % of IG and BIG |
| Six months or less below amortized cost | $ 40.3 | 13.5% | $ 10.6 | 3.5% | $ 125.0 | 29.0% | $ 12.0 | 2.8% |
| More than six months and twelve months or less below amortized cost | 26.9 | 9.0% | 15.4 | 5.2% | 2.2 | 0.5% | 0.1 | 0.0% |
| More than twelve months below amortized cost | 69.8 | 23.3% | 136.0 | 45.5% | 97.8 | 22.6% | 195.0 | 45.1% |
| Total unrealized capital loss | $ 137.0 | 45.8% | $ 162.0 | 54.2% | $ 225.0 | 52.1% | $ 207.1 | 47.9% |

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturities, including securities pledged to creditors, by market sector and duration were as follows at December 31, 2011 and 2010.

| | Six Months or Less Below Amortized Cost | | More Than Six Months and Twelve Months or Less Below Amortized Cost | | More Than Twelve Months Below Amortized Cost | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Capital Loss | Fair Value | Unrealized Capital Loss | Fair Value | Unrealized Capital Loss | Fair Value | Unrealized Capital Loss |
| **2011** | | | | | | | | |
| U.S. Treasuries | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| U.S. government agencies and authorities | - | - | - | - | - | - | - | - |
| U.S. corporate, state, and municipalities | 798.9 | 17.6 | 97.6 | 4.1 | 208.0 | 20.6 | 1,104.5 | 42.3 |
| Foreign | 476.5 | 30.2 | 51.1 | 5.0 | 339.5 | 34.6 | 867.1 | 69.8 |
| Residential mortgage-backed | 74.6 | 0.9 | 188.2 | 5.7 | 305.6 | 84.3 | 568.4 | 90.9 |
| Commercial mortgage-backed | 155.1 | 1.9 | 234.7 | 17.9 | 35.7 | 6.6 | 425.5 | 26.4 |
| Other asset-backed | 42.6 | 0.3 | 26.5 | 9.6 | 142.1 | 59.7 | 211.2 | 69.6 |
| Total | $ 1,547.7 | $ 50.9 | $ 598.1 | $ 42.3 | $ 1,030.9 | $ 205.8 | $ 3,176.7 | $ 299.0 |
| **2010** | | | | | | | | |
| U.S. Treasuries | $ 677.8 | $ 2.4 | $ - | $ - | $ - | $ - | $ 677.8 | $ 2.4 |
| U.S. government agencies and authorities | 18.1 | 0.2 | - | - | - | - | 18.1 | 0.2 |
| U.S. corporate, state, and municipalities | 2,494.7 | 73.0 | 37.1 | 1.0 | 258.9 | 19.5 | 2,790.7 | 93.5 |
| Foreign | 1,277.5 | 52.8 | 35.8 | 1.1 | 195.4 | 20.4 | 1,508.7 | 74.3 |
| Residential mortgage-backed | 472.6 | 7.2 | 1.0 | 0.1 | 336.5 | 91.2 | 810.1 | 98.5 |
| Commercial mortgage-backed | 22.6 | 0.4 | 4.3 | 0.1 | 390.2 | 38.6 | 417.1 | 39.1 |
| Other asset-backed | 133.5 | 1.0 | 8.7 | 0.0 | 441.6 | 123.1 | 583.8 | 124.1 |
| Total | $ 5,096.8 | $ 137.0 | $ 86.9 | $ 2.3 | $ 1,622.6 | $ 292.8 | $ 6,806.3 | $ 432.1 |

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 83.4% of the average book value as of December 31, 2011.

# ING USA Annuity and Life Insurance Company
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2011 and 2010.

| | Amortized Cost | | Unrealized Capital Loss | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **2011** | | | | | | |
| Six months or less | | | | | | |
| below amortized cost | $ 1,638.7 | $ 178.0 | $ 52.5 | $ 52.5 | 271 | 49 |
| More than six months and | | | | | | |
| twelve months or less | | | | | | |
| below amortized cost | 645.4 | 57.1 | 38.0 | 17.3 | 67 | 22 |
| More than twelve months | | | | | | |
| below amortized cost | 735.1 | 221.4 | 47.0 | 91.7 | 126 | 80 |
| Total | $ 3,019.2 | $ 456.5 | $ 137.5 | $ 161.5 | 464 | 151 |
| | | | | | | |
| **2010** | | | | | | |
| Six months or less | | | | | | |
| below amortized cost | $ 5,650.7 | $ 49.3 | $ 172.3 | $ 13.2 | 585 | 14 |
| More than six months and | | | | | | |
| twelve months or less | | | | | | |
| below amortized cost | 289.5 | 18.9 | 15.9 | 4.8 | 46 | 3 |
| More than twelve months | | | | | | |
| below amortized cost | 688.7 | 541.3 | 40.6 | 185.3 | 95 | 137 |
| Total | $ 6,628.9 | $ 609.5 | $ 228.8 | $ 203.3 | 726 | 154 |

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2011 and 2010.

| | Amortized Cost | | Unrealized Capital Loss | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **2011** | | | | | | |
| U.S. Treasuries | $ - | $ - | $ - | $ - | - | - |
| U.S. government agencies and authorities | - | - | - | - | - | - |
| U.S. corporate, state and municipalities | 1,112.3 | 34.5 | 32.4 | 9.9 | 137 | 5 |
| Foreign | 850.6 | 86.3 | 41.7 | 28.1 | 131 | 12 |
| Residential mortgage-backed | 500.9 | 158.4 | 31.7 | 59.2 | 98 | 89 |
| Commercial mortgage-backed | 446.3 | 5.6 | 25.1 | 1.3 | 24 | 1 |
| Other asset-backed | 109.1 | 171.7 | 6.6 | 63.0 | 74 | 44 |
| Total | $ 3,019.2 | $ 456.5 | $ 137.5 | $ 161.5 | 464 | 151 |
| | | | | | | |
| **2010** | | | | | | |
| U.S. Treasuries | $ 680.2 | $ - | $ 2.4 | $ - | 2 | - |
| U.S. government agencies and authorities | 18.3 | - | 0.2 | - | 2 | - |
| U.S. corporate, state and municipalities | 2,850.0 | 34.2 | 84.1 | 9.4 | 279 | 6 |
| Foreign | 1,563.7 | 19.3 | 69.2 | 5.1 | 142 | 7 |
| Residential mortgage-backed | 636.6 | 272.0 | 22.1 | 76.4 | 121 | 77 |
| Commercial mortgage-backed | 418.6 | 37.6 | 22.1 | 17.0 | 27 | 9 |
| Other asset-backed | 461.5 | 246.4 | 28.7 | 95.4 | 153 | 55 |
| Total | $ 6,628.9 | $ 609.5 | $ 228.8 | $ 203.3 | 726 | 154 |

At December 31, 2011, the Company held no fixed maturity with an unrealized capital loss in excess of $10.0. At December 31, 2010, the Company held 1 fixed maturity with an unrealized capital loss in excess of $10.0. The unrealized capital loss on this fixed maturity equaled $17.8, or 4.1% of the total unrealized losses, as of December 31, 2010.

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis, and impairments were recognized as disclosed in OTTI, which follows this section. After detailed impairment analysis was completed, management determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired, and therefore no further other-than-temporary impairment was necessary.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

### Other-Than-Temporary Impairments

The following tables identify the Company's credit-related and intent-related impairments included in the Statements of Operations, excluding noncredit impairments included in AOCI, by type for the years ended December 31, 2011, 2010, and 2009.

| | 2011 | | 2010 | | 2009 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. Treasuries | $ - | - | $ - | - | $ 114.7 | 10 |
| U.S. corporate | 9.5 | 17 | 4.8 | 19 | 55.2 | 55 |
| Foreign[1] | 27.2 | 52 | 30.7 | 23 | 31.1 | 45 |
| Residential mortgage-backed | 12.3 | 65 | 24.5 | 67 | 78.6 | 84 |
| Commercial mortgage-backed | 49.7 | 14 | 23.2 | 7 | 70.9 | 5 |
| Other asset-backed | 74.8 | 60 | 104.6 | 54 | 114.5 | 44 |
| Equity | - | - | 0.0 | 1 | 3.3 | 5 |
| Public utilities | - | - | 0.3 | 5 | - | - |
| Mortgage loans on real estate | 6.9 | 5 | 6.3 | 5 | 20.9 | 8 |
| Limited partnerships | - | - | - | - | 0.4 | 1 |
| Total | $ 180.4 | 213 | $ 194.4 | 181 | $ 489.6 | 257 |

[1] Primary U.S. dollar denominated.

The above tables include $27.6, $95.5, and $171.2, for the years ended December 31, 2011, 2010, and 2009, respectively, in other-than-temporary write-downs related to credit impairments, which are recognized in earnings. The remaining $152.8, $98.9, and $318.4, in write-downs for the years ended December 31, 2011, 2010, and 2009, respectively, are related to intent impairments. The following tables summarize these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2011, 2010, and 2009.

| | 2011 | | 2010 | | 2009 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. Treasuries | $ - | - | $ - | - | $ 114.7 | 10 |
| U.S. Corporate | 9.5 | 16 | 3.8 | 18 | 45.9 | 41 |
| Foreign[1] | 24.1 | 48 | 12.8 | 18 | 25.6 | 41 |
| Residential mortgage-backed | 1.8 | 8 | 6.1 | 11 | 2.9 | 1 |
| Commercial mortgage-backed | 45.5 | 14 | 3.9 | 2 | 70.9 | 5 |
| Other asset-backed | 71.9 | 59 | 72.0 | 35 | 58.4 | 13 |
| Public utilities | - | - | 0.3 | 5 | - | - |
| Total | $ 152.8 | 145 | $ 98.9 | 89 | $ 318.4 | 111 |

[1] Primarily U.S. dollar denominated.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

The fair value of fixed maturities with other-than-temporary impairments as of December 31, 2011, 2010, and 2009 was $2.1 billion, $2.3 billion, and $2.4 billion, respectively.

The following tables identify the amount of credit impairments on fixed maturities for the years ended December 31, 2011, 2010, and 2009, for which a portion of the OTTI was recognized in AOCI, and the corresponding changes in such amounts.

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Balance at January 1 | $ 118.2 | $ 123.3 | $ - |
| Implementation of OTTI guidance included in | | | |
| ASC Topic 320[1] | - | - | 92.7 |
| Additional credit impairments: | | | |
| On securities not previously impaired | 5.0 | 20.0 | 21.7 |
| On securities previously impaired | 6.7 | 23.4 | 13.8 |
| Reductions: | | | |
| Intent Impairments | (3.4) | (7.1) | - |
| Securities sold, matured, prepaid or paid down | (62.4) | (41.4) | (4.9) |
| Balance at December 31 | $ 64.1 | $ 118.2 | $ 123.3 |

[1] Represents credit losses remaining in Retained earnings related to the adoption of new guidance on OTTI, included in ASC Topic 320, on April 1, 2009.

### Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2011, 2010, and 2009.

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Fixed maturities | $ 1,242.5 | $ 1,182.2 | $ 1,240.9 |
| Equity securities, available-for-sale | 3.7 | 4.5 | 19.1 |
| Mortgage loans on real estate | 174.9 | 180.8 | 198.7 |
| Real Estate | - | (3.3) | - |
| Policy loans | 6.6 | 7.2 | 7.6 |
| Short-term investments and cash equivalents | 2.0 | 4.1 | 5.6 |
| Limited partnerships/corporations | 17.1 | 20.0 | (10.1) |
| Other | 21.3 | 14.0 | 10.8 |
| Gross investment income | 1,468.1 | 1,409.5 | 1,472.6 |
| Less: investment expenses | 58.8 | 53.1 | 60.2 |
| Net investment income | $ 1,409.3 | $ 1,356.4 | $ 1,412.4 |

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

### *Net Realized Capital Gains (Losses)*

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale, and redemption, as well as losses incurred due to credit-related and intent-related other-than-temporary impairment of investments and changes in fair value of fixed maturities accounted for using the fair value option and derivatives. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2011, 2010, and 2009.

|  | **2011** | **2010** | **2009** |
|---|---|---|---|
| Fixed maturities, available-for-sale, including securities pledged | $ 33.7 | $ 11.8 | $ (298.0) |
| Fixed maturities at fair value using the fair value option | (34.4) | (14.6) | 117.6 |
| Equity securities, available-for-sale | (0.2) | 1.9 | 6.4 |
| Derivatives | 748.7 | (795.6) | (2,307.2) |
| Other investments | (5.7) | (9.2) | (15.9) |
| Net realized capital gains (losses) | $ 742.1 | $ (805.7) | $ (2,497.1) |
| After-tax net realized capital losses | $ 591.4 | $ (580.7) | $ (1,590.2) |

Proceeds from the sale of fixed maturities and equity securities and the related gross realized gains and losses were as follows for the periods ended December 31, 2011, 2010, and 2009.

|  | **2011** | **2010** | **2009** |
|---|---|---|---|
| Proceeds on sales | $ 3,821.9 | $ 6,211.7 | $ 5,202.4 |
| Gross gains | 238.0 | 243.1 | 173.3 |
| Gross losses | 33.7 | 37.4 | 98.3 |

# ING USA Annuity and Life Insurance Company
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
## Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

### 3. Financial Instruments

The following tables present the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010.

| | | 2011 | | |
| --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3[1] | Total |
| **Assets:** | | | | |
| Fixed maturities | | | | |
| including securities pledged: | | | | |
| U.S. Treasuries | $ 1,778.0 | $ 7.8 | $ - | $ 1,785.8 |
| U.S government agencies and authorities | - | 23.7 | - | 23.7 |
| U.S. corporate, state and municipalities | - | 10,251.1 | 124.5 | 10,375.6 |
| Foreign | - | 5,525.2 | 56.9 | 5,582.1 |
| Residential mortgage-backed securities | - | 2,183.6 | 60.7 | 2,244.3 |
| Commercial mortgage-backed securities | - | 2,001.9 | - | 2,001.9 |
| Other asset-backed securities | - | 600.8 | 79.3 | 680.1 |
| Equity securities, available-for-sale | 11.4 | - | 16.3 | 27.7 |
| Derivatives: | | | | |
| Interest rate contracts | 4.0 | 1,596.0 | - | 1,600.0 |
| Foreign exchange contracts | - | 9.7 | - | 9.7 |
| Equity contracts | 26.5 | - | 33.6 | 60.1 |
| Credit contracts | - | 0.9 | - | 0.9 |
| Cash and cash equivalents, short-term | | | | |
| investments, and short-term investments | | | | |
| under securities loan agreement | 2,760.7 | 5.8 | - | 2,766.5 |
| Assets held in separate accounts | 39,356.9 | - | - | 39,356.9 |
| Total | $ 43,937.5 | $ 22,206.5 | $ 371.3 | $ 66,515.3 |
| | | | | |
| **Liabilities:** | | | | |
| Investment contract guarantees: | | | | |
| Fixed Indexed Annuities ("FIA") | $ - | $ - | $ 1,282.2 | $ 1,282.2 |
| Guaranteed Minimum Withdrawal and | | | | |
| Accumulation Benefits ("GMWB" | | | | |
| and "GMAB") | - | - | 114.9 | 114.9 |
| Embedded derivative on reinsurance | - | 230.9 | - | 230.9 |
| Derivatives: | | | | |
| Interest rate contracts | - | 526.7 | - | 526.7 |
| Foreign exchange contracts | - | 42.4 | - | 42.4 |
| Equity contracts | 3.3 | - | 25.1 | 28.4 |
| Credit contracts | - | 1.2 | 12.9 | 14.1 |
| Total | $ 3.3 | $ 801.2 | $ 1,435.1 | $ 2,239.6 |

[1] Level 3 net assets and liabilities accounted for (1.7)% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled (4.3)%.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| | 2010 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3[1] | Total |
| Assets: | | | | |
| Fixed maturities | | | | |
| including securities pledged: | | | | |
| U.S. Treasuries | $ 1,552.3 | $ 60.4 | $ - | $ 1,612.7 |
| U.S government agencies and authorities | - | 24.3 | - | 24.3 |
| U.S. corporate, state and municipalities | - | 9,491.1 | 40.1 | 9,531.2 |
| Foreign | - | 5,389.1 | 9.8 | 5,398.9 |
| Residential mortgage-backed securities | - | 1,979.5 | 191.5 | 2,171.0 |
| Commercial mortgage-backed securities | - | 2,198.9 | - | 2,198.9 |
| Other asset-backed securities | - | 458.2 | 649.4 | 1,107.6 |
| Equity securities, available-for-sale | 52.6 | - | 13.5 | 66.1 |
| Derivatives: | | | | |
| Interest rate contracts | 2.6 | 162.5 | 12.0 | 177.1 |
| Foreign exchange contracts | - | 5.1 | - | 5.1 |
| Equity contracts | 12.4 | - | 95.3 | 107.7 |
| Credit contracts | - | 3.2 | - | 3.2 |
| Embedded derivative on reinsurance | - | 20.9 | - | 20.9 |
| Cash and cash equivalents, short-term | | | | |
| investments, and short-term investments | | | | |
| under securities loan agreement | 1,155.8 | - | - | 1,155.8 |
| Assets held in separate accounts | 44,413.3 | - | - | 44,413.3 |
| Total | $ 47,189.0 | $ 19,793.2 | $ 1,011.6 | $ 67,993.8 |
| | | | | |
| Liabilities: | | | | |
| Investment contract guarantees: | | | | |
| Fixed Indexed Annuities ("FIA") | $ - | $ - | $ 1,165.5 | $ 1,165.5 |
| Guaranteed Minimum Withdrawal and | | | | |
| Accumulation Benefits ("GMWB" | | | | |
| and "GMAB") | - | - | 77.0 | 77.0 |
| Derivatives: | | | | |
| Interest rate contracts | - | 419.2 | 0.3 | 419.5 |
| Foreign exchange contracts | - | 42.1 | - | 42.1 |
| Equity contracts | 0.8 | - | 16.0 | 16.8 |
| Credit contracts | - | 0.1 | 14.4 | 14.5 |
| Total | $ 0.8 | $ 461.4 | $ 1,273.2 | $ 1,735.4 |

[1] Level 3 net assets and liabilities accounted for (0.4)% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled (1.2)%.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Transfers in and out of Level 1 and 2*

There were no transfers between Levels 1 and Level 2 for the year ended December 31, 2011.

During 2010, certain U.S. Treasury securities valued by commercial pricing services where prices are derived using market observable inputs have been transferred from Level 1 to Level 2. These securities for the year ended December 31, 2010, include U.S. Treasury strips of $79.4 in which prices are modeled incorporating a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

*Valuation of Financial Assets and Liabilities*

As described below, certain assets and liabilities are measured at estimated fair value on the Company's Balance Sheets. In addition, further disclosure of estimated fair values is included in this Financial Instruments note. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from the third party

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to  Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2011 and 2010, except for the Company's use of commercial pricing services to value certain CMOs which commenced in  the first quarter of 2010. Certain CMOs were previously valued using an average of broker quotes when more than one broker quote is provided.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

*Fixed maturities*: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets.  Assets in this category would primarily include certain U.S. Treasury securities.  The fair values for marketable bonds without an active market are obtained through several commercial pricing services, which provide the estimated fair values.  These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data and are classified as Level 2 assets.  This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS, and RMBS, including certain CMO assets and subprime RMBS.  During the first quarter of 2011, the market for subprime RMBS had been determined to be active, and as such, these securities are now included in Level 2 of the valuation hierarchy.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument.  The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service.  When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited.  Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2011, $163.6 and $17.6 billion of a total of $22.7 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process.   The

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to  Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained.  After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation.  If it is determined that the price is questionable, another price may be requested from a different vendor.  For certain CMO assets, the average of several broker quotes may be used when multiple quotes are available. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are primarily determined using a matrix-based pricing model and are classified as Level 2 assets.  The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market.  Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond. In addition, certain privately placed bonds are valued using broker quotes and internal pricing models and are classified as Level 3 assets. The Company's internal pricing models utilize the Company's best estimate of expected future cash flows discounted at a rate of return that a market participant would require. The significant inputs to the models include, but are not limited to, current market inputs, such as credit loss assumptions, assumed prepayment speeds and business performance.

*Equity securities, available-for-sale*: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

*Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement*: The fair values for cash equivalents and certain short-term investments are determined based on quoted market prices.  These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

*Derivatives*: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities.  Derivatives are carried at fair value (on the Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

prices, and London Interbank Offered Rates ("LIBOR"), or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's own credit risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

*Embedded derivatives - Investment contract guarantees*: The Company records guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed riders for Guaranteed Minimum Accumulation Benefits ("GMABs") and Guaranteed Minimum Withdrawal Benefits ("GMWBs") without life contingencies in accordance with U.S. GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative and is required to be reported separately from the host annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets in the fair value hierarchy.

The Company also records for its fixed indexed annuity ("FIA") contracts an embedded derivative liability for interest payments to contractholders above the minimum guaranteed interest rate, in accordance with U.S. GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative and is required to be reported separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by best estimate assumptions. These derivatives are classified as Level 3 assets in the fair value hierarchy.

Nonperformance risk for investment contract guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default swap spread is applied to the discount factors for FIAs and the risk-free rates for GMABs and GMWBs in the Company's valuation models in order to incorporate credit risk into the fair values of these investment contract guarantees. As of December 31, 2011, the credit spreads of ING and the Company

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

decreased by approximately 93 basis points from December 31, 2010, which contributed to changes in the valuation of the reserves for all investment contract guarantees.

*Embedded derivative on reinsurance*: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and Security Life of Denver International Limited ("SLDI"). As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

*Assets held in separate accounts*: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1.

### Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2011.

| | December 31, 2011 | | | | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Fair Value as of January 1 | Total realized/unrealized gains (losses) included in: | | Purchases | Issuances | Sales | Settlements | Transfers in to Level 3[2] | Transfers out of Level 3[2] | Fair Value as of December 31 | Change in unrealized gains (losses) included in earnings[3] |
| | | Net income | OCI | | | | | | | | |
| Fixed maturities, including securities pledged: | | | | | | | | | | | |
| U.S. corporate, state and municipalities | $ 40.1 | $ (0.3) | $ (2.7) | $ 12.6 | $ - | $ - | $ (24.7) | $ 99.5 | $ - | $ 124.5 | $ (0.2) |
| Foreign | 9.8 | 0.3 | (0.1) | 13.9 | - | (12.5) | (7.7) | 54.9 | (1.7) | 56.9 | (0.5) |
| Residential mortgage-backed securities | 191.5 | - | (0.6) | 34.3 | - | - | (11.3) | 1.9 | (155.1) | 60.7 | (1.0) |
| Other asset-backed securities | 649.4 | (76.8) | 64.3 | - | - | (214.7) | (35.7) | - | (307.2) | 79.3 | (10.1) |
| Total fixed maturities, including securities pledged: | 890.8 | (76.8) | 60.9 | 60.8 | - | (227.2) | (79.4) | 156.3 | (464.0) | 321.4 | (11.8) |
| Equity securities, available for sale | 13.5 | (0.1) | 0.1 | 4.3 | - | (0.2) | - | - | (1.3) | 16.3 | - |
| Derivatives, net | 76.6 | (38.6) | - | - | - | (42.4) | - | - | - | (4.4) | (50.0) |
| Investment contract guarantees: | | | | | | | | | | | |
| FIA | (1,165.5) | (111.7) | - | (128.3) | - | 123.3 | - | - | - | (1,282.2) | - |
| GMWB/GMAB | (77.0) | (33.8) | - | (6.3) | - | 2.2 | - | - | - | (114.9) | - |
| Total Investment contract guarantees | (1,242.5) | (145.5)[1] | - | (134.6) | - | 125.5 | - | - | - | (1,397.1) | - |

[1] This amount is included in Interest credited and other benefits to contract owners on the Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31. Amounts are included in Net investment income and Net realized capital losses on the Statements of Operations.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2010.

| | December 31, 2010 | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Fair Value as of January 1 | Total realized/unrealized gains (losses) included in: | | Purchases, issuances, and settlements | Transfers in to Level 3[2] | Transfers out of Level 3[2] | Fair Value as of December 31 | Change in unrealized gains (losses) included in earnings[3] |
| | | Net income | OCI | | | | | |
| Fixed maturities, including securities pledged: | | | | | | | | |
| U.S. corporate, state and municipalities | $       - | $       - | $   (0.6) | $   (1.4) | $   42.1 | $       - | $   40.1 | $       - |
| Foreign | - | - | 0.4 | 5.3 | 4.1 | - | 9.8 | (0.2) |
| Residential mortgage-backed securities | 1,042.4 | (1.1) | (0.4) | (41.9) | 13.2 | (820.7) | 191.5 | (6.7) |
| Other asset-backed securities | 423.9 | (104.3) | 212.7 | (99.7) | 216.8 | - | 649.4 | (105.5) |
| Total fixed maturities, including securities pledged: | 1,466.3 | (105.4) | 212.1 | (137.7) | 276.2 | (820.7) | 890.8 | (112.4) |
| Equity securities, available for sale | 4.5 | (0.7) | 0.1 | 9.6 | - | - | 13.5 | - |
| Derivatives, net | 111.9 | (71.3) | - | 36.0 | - | - | 76.6 | 27.9 |
| Investment contract guarantees: | | | | | | | | |
| FIA | (927.2) | (230.0) | - | (8.3) | - | - | (1,165.5) | - |
| GMWB/GMAB | (73.9) | (7.2) | - | 4.1 | - | - | (77.0) | - |
| Total Investment contract guarantees | (1,001.1) | (237.2)[1] | - | (4.2) | - | - | (1,242.5) | - |

[1] This amount is included in Interest credited and other benefits to contract owners on the Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31. Amounts are included in Net investment income and Net realized capital losses on the Statements of Operations.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The transfers out of Level 3 during the year ended December 31, 2011 in Fixed maturities, including securities pledged, are primarily due to the Company's determination that the market for subprime RMBS securities has become active. While the valuation methodology has not changed, the Company has concluded that the frequency of transactions in the market for subprime RMBS securities represent regularly occurring market transactions and therefore are now classified as Level 2. The transfers out of Level 3 during the year ended December 31, 2010 in Fixed maturities, including securities pledged, are primarily due to an increased utilization of vendor valuations of certain CMOs.

The remaining transfers in and out of Level 3 for fixed maturities during the year ended December 31, 2011 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3, as these securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to  Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2011 and 2010.

| | 2011 | | 2010 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Assets: | | | | |
| Fixed maturities, available-for-sale, | | | | |
| including securities pledged | $ 22,358.5 | $ 22,358.5 | $ 21,806.9 | $ 21,806.9 |
| Fixed maturities at fair value using | | | | |
| the fair value option | 335.0 | 335.0 | 237.7 | 237.7 |
| Equity securities, available-for-sale | 27.7 | 27.7 | 66.1 | 66.1 |
| Mortgage loans on real estate | 3,137.3 | 3,214.1 | 2,967.9 | 3,036.0 |
| Loan - Dutch State obligation | 658.2 | 660.6 | 843.9 | 795.7 |
| Limited partnerships/corporations | 305.4 | 305.4 | 295.8 | 297.9 |
| Policy loans | 112.0 | 112.0 | 122.1 | 122.1 |
| Cash, cash equivalents, Short-term | | | | |
| investments, and Short-term | | | | |
| investments under securities loan | | | | |
| agreement | 2,766.5 | 2,766.5 | 1,155.8 | 1,155.8 |
| Derivatives | 1,670.7 | 1,670.7 | 293.1 | 293.1 |
| Other investments | 82.2 | 82.2 | 82.1 | 82.1 |
| Deposits from affiliates | 1,377.6 | 1,360.3 | 1,600.4 | 1,577.3 |
| Embedded derivative on reinsurance | - | - | 20.9 | 20.9 |
| Assets held in separate accounts | 39,356.9 | 39,356.9 | 44,413.3 | 44,413.3 |
| Liabilities: | | | | |
| Investment contract liabilities: | | | | |
| Deferred annuities[1] | 20,338.2 | 20,634.4 | 20,819.6 | 20,272.4 |
| Guaranteed investment contracts | | | | |
| and funding agreements | 2,367.7 | 2,568.2 | 2,218.3 | 1,909.5 |
| Supplementary contracts and | | | | |
| immediate annuities | 816.1 | 884.6 | 803.3 | 716.8 |
| Embedded derivative on reinsurance | 230.9 | 230.9 | - | - |
| Derivatives | 611.6 | 611.6 | 492.9 | 492.9 |
| Investment contract guarantees: | | | | |
| Fixed indexed annuities | 1,282.2 | 1,282.2 | 1,165.5 | 1,165.5 |
| Guaranteed minimum withdrawal | | | | |
| and accumulation benefits | 114.9 | 114.9 | 77.0 | 77.0 |
| Notes to affiliates | 435.0 | 419.3 | 435.0 | 447.2 |

[1] Certain amounts included in Deferred annuities are also reflected within the Investment contract guarantees section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Balance Sheets, and therefore not categorized in the fair value hierarchy:

*Limited partnerships/corporations*: The fair value for these investments, primarily private equity fund of funds and hedge funds, is estimated based on the Net Asset Value ("NAV") as provided by the investee.

*Mortgage loans on real estate*: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

*Loan - Dutch State obligation*: The fair value of the Dutch State loan obligation is estimated utilizing discounted cash flows from the Dutch Strip Yield Curve.

*Policy loans*: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

*Other investments*: The fair value of other investments is estimated based on the Company's percentage of ownership of third party appraised value for joint ventures and third party appraised value for real estate. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.

*Deposits from affiliates*: Fair value is estimated based on the fair value of the liabilities for the account values of the underlying contracts, plus the fair value of the unamortized ceding allowance based on the present value of the projected release of the ceding allowance, discounted at risk-free rates, plus a credit spread.

*Investment contract liabilities (included in Future policy benefits and claims reserves)*:

*With a fixed maturity*: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, which are market risk-free rates augmented by credit spreads on current Company credit default swaps. The

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

augmentation is present to account for non-performance risk. A margin for non-financial risks associated with the contracts is also included.

*Without a fixed maturity*: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities relevant to both the contract holder and to the Company. Here, the stochastic valuation scenario set is consistent with current market parameters, and discount is taken using stochastically evolving short risk-free rates in the scenarios augmented by credit spreads on current Company debt. The augmentation in the discount is present to account for non-performance risk. Margins for non-financial risks associated with the contract liabilities are also included.

*Notes to affiliates*: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows.  Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses).  In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments.   In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

### Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are summarized as follows at December 31, 2011 and 2010.

| | 2011 | 2010 |
|---|---|---|
| Total commercial mortgage loans | $ 3,138.8 | $ 2,970.9 |
| Collective valuation allowance | (1.5) | (3.0) |
| Total net commercial mortgage loans | $ 3,137.3 | $ 2,967.9 |

As of December 31, 2011, all commercial mortgage loans are held-for-investment.  The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk.  The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate.  Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan-specific basis through the review of submitted appraisals, operating

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

The Company has established a collective valuation allowance for probable incurred, but not specifically identified, losses related to factors inherent in the lending process. The collective valuation allowance is determined based on historical loss rates as adjusted by current economic information for all loans that are not determined to have an individually-assessed loss. The changes in the collective valuation allowance were as follows for the years ended December 31, 2011 and 2010.

| | 2011 | 2010 |
|---|---|---|
| Collective valuation allowance for losses, beginning of year | $ 3.0 | $ 4.1 |
| Addition to / (release of) allowance for losses | (1.5) | (1.1) |
| Collective valuation allowance for losses, end of year | $ 1.5 | $ 3.0 |

The commercial mortgage loan portfolio is the recorded investment, prior to collective valuation allowances, by the indicated loan-to-value ratio and debt service coverage ratio, as reflected in the following tables at December 31, 2011 and 2010.

| | 2011[1] | 2010[1] |
|---|---|---|
| Loan to Value Ratio: | | |
| 0% - 50% | $ 920.9 | $ 1,140.4 |
| 50% - 60% | 833.9 | 707.7 |
| 60% - 70% | 1,173.2 | 903.4 |
| 70% - 80% | 191.3 | 197.6 |
| 80% - 90% | 19.5 | 21.8 |
| Total Commercial Mortgage Loans | $ 3,138.8 | $ 2,970.9 |

[1] Balances do not include allowance for mortgage loan credit losses.

| | 2011[1] | 2010[1] |
|---|---|---|
| Debt Service Coverage Ratio: | | |
| Greater than 1.5x | $ 2,105.3 | $ 2,038.3 |
| 1.25x - 1.5x | 565.8 | 387.9 |
| 1.0x - 1.25x | 355.5 | 255.2 |
| Less than 1.0x | 112.2 | 144.0 |
| Mortgages secured by loans on land or construction loans | - | 145.5 |
| Total Commercial Mortgage Loans | $ 3,138.8 | $ 2,970.9 |

[1] Balances do not include allowance for mortgage loan credit losses.

The Company believes it has a high quality mortgage loan portfolio with substantially all of commercial mortgages classified as performing. The Company defines delinquent commercial mortgage loans consistent with industry practice as 60 days past due. As of December 31, 2011 and 2010, there were no commercial loans classified as delinquent. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

discontinued. Interest accrual is not resumed until past due payments are brought current. At December 31, 2011 and 2010, there were no commercial mortgage loans on nonaccrual status.

All commercial mortgages are evaluated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral.

The carrying values and unpaid principal balances (prior to any charge-off) of impaired commercial mortgage loans were as follows for the years ended December 31, 2011 and 2010.

|  | 2011 | 2010 |
|---|---|---|
| Impaired loans without valuation allowances | $ - | $ 16.5 |
| Unpaid principal balance of impaired loans | $ - | $ 18.7 |

The following is information regarding impaired loans, restructured loans, loans 90 days or more past due and loans in the process of foreclosure for the years ended December 31, 2011, 2010, and 2009.

|  | 2011 | 2010 | 2009 |
|---|---|---|---|
| Impaired loans, average investment during the period | $ 8.3 | $ 28.0 | $ 19.8 |
| Interest income recognized on impaired loans, on an accrual basis | - | 1.3 | 1.4 |
| Interest income recognized on impaired loans, on a cash basis | - | 1.4 | 1.2 |
| Loans in foreclosure, at amortized cost | - | - | 8.7 |

*Troubled Debt Restructuring*

The Company has high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications to these contracts are granted. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include: reduction of the face amount or maturity amount of the debt as originally stated, reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates and/or reduction of accrued

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the year ended December 31, 2011, the Company had one private placement troubled debt restructuring with pre-modification and post-modification carrying value of $9.8.

During the twelve months ended December 31, 2011, the Company had no loans modified in a troubled debt restructuring with a subsequent payment default.

### *Derivative Financial Instruments*

See the Business, Basis of Presentation and Significant Accounting Policies note to these Financial Statements for disclosure regarding the Company's purpose for entering into derivatives and the policies on valuation and classification of derivatives. The Company enters into the following derivatives:

*Interest rate caps*: Interest rate caps are used to manage the interest rate risk in the Company's fixed maturity portfolio. Interest rate caps are purchased contracts that are used by the Company to hedge annuity products against rising interest rates.

*Interest rate swaps*: Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

*Foreign exchange swaps*: Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

*Credit default swaps*: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Total return swaps*: Total return swaps are used to hedge against a decrease in variable annuity account values, which are invested in certain funds. The difference between floating-rate interest amounts calculated by reference to an agreed upon notional principal amount is exchanged with other parties at specified intervals.

*Forwards*: Certain forwards are acquired to hedge certain CMO assets held by the Company against movements in interest rates, particularly mortgage rates.  On the settlement date, the Company will either receive a payment (interest rate drops on purchased forwards or interest rate rises on sold forwards) or will be required to make a payment (interest rate rises on purchased forwards or interest rate drops on sold forwards). The Company also uses currency forward contracts to hedge policyholder liabilities in variable annuity contracts which are linked to foreign indexes. The currency fluctuations may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values.

*Futures*: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values.  Futures contracts are also used to hedge against an increase in certain equity indices.  Such increases may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense.

*Options*: Call options are used to hedge against an increase in the various equity indices. Such increase may result in increased payments to contract holders of fixed indexed annuity contracts, and the options offset this increased expense.

*Embedded derivatives*: The Company also has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into a coinsurance with funds withheld arrangement which contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2011 and 2010.

| | 2011 | | | 2010 | | |
|---|---|---|---|---|---|---|
| | Notional Amount | Asset Fair Value | Liability Fair Value | Notional Amount | Asset Fair Value | Liability Fair Value |
| Derivatives: Qualifying for hedge accounting[1] | | | | | | |
| Cash flow hedges: | | | | | | |
| Interest rate contracts | - | $ - | $ - | 6.5 | $ 0.5 | $ - |
| Foreign exchange contracts | - | - | - | 25.4 | - | 0.2 |
| Fair value hedges: | | | | | | |
| Interest rate contracts | - | - | - | 73.0 | - | 7.2 |
| Derivatives: Non-Qualifying for hedge accounting[1] | | | | | | |
| Interest rate contracts | 27,213.8 | 1,600.0 | 526.7 | 17,450.9 | 176.6 | 412.3 |
| Foreign exchange contracts | 1,297.8 | 9.7 | 42.4 | 908.4 | 5.1 | 41.9 |
| Equity contracts | 15,434.3 | 60.1 | 28.4 | 9,269.8 | 107.7 | 16.8 |
| Credit contracts | 143.4 | 0.9 | 14.1 | 333.8 | 3.2 | 14.5 |
| | | | | | | |
| Embedded derivatives: | | | | | | |
| Within retail annuity products[2] | N/A | - | 1,397.1 | N/A | - | 1,242.5 |
| Within reinsurance agreement [3] | N/A | - | 230.9 | N/A | 20.9 | - |
| Total | | $ 1,670.7 | $ 2,239.6 | | $ 314.0 | $ 1,735.4 |

N/A - Not applicable.

[1] The fair values of these derivatives are reported in Derivatives or Other liabilities on the Balance Sheets.

[2] The fair values of embedded derivatives within retail annuity products are reported in Future policy benefits and claims reserves on the Balance Sheets.

[3] The fair values of embedded derivatives within reinsurance agreements are reported in Funds held under reinsurance treaties with affiliates on the Balance Sheets.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2011, 2010, and 2009.

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Derivatives: Qualifying for hedge accounting[1] | | | |
| Cash flow hedges: | | | |
| Interest rate contracts | $ - | $ - | $ - |
| Fair value hedges: | | | |
| Interest rate contracts | - | (3.3) | (1.8) |
| Derivatives: Non-Qualifying for hedge accounting[1] | | | |
| Interest rate contracts | 1,305.1 | 50.8 | (183.8) |
| Foreign exchange contracts | (5.8) | 9.3 | (38.2) |
| Equity contracts | (548.2) | (853.4) | (2,070.4) |
| Credit contracts | (2.4) | 1.0 | (12.9) |
| | | | |
| Embedded derivatives: | | | |
| Within retail annuity products[2] | (145.5) | (237.2) | (66.3) |
| Within reinsurance agreement [2] | (251.8) | (17.8) | 38.7 |
| Total | $ 351.4 | $ (1,050.6) | $ (2,334.7) |

[1] Changes in value for effective fair value hedges are recorded in Net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are recorded in Net realized capital gains (losses) on the Statements of Operations.

[2] Changes in value are included in Interest credited and other benefits to contract owners on the Statements of Operations.

*Credit Default Swaps*

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract. At December 31, 2011, the fair value of credit default swaps of $0.9 and $14.1 was included in Derivatives and Other liabilities, respectively, on the Balance

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Sheets. At December 31, 2010, the fair value of credit default swaps of $3.2 and $14.5 was included in Derivatives and Other liabilities, respectively, on the Balance Sheets. As of December 31, 2011 and 2010, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $108.8 and $308.1, respectively.

**4.    Deferred Policy Acquisition Costs and Value of Business Acquired**

Beginning in the first quarter of 2011, the Company implemented a reversion to the mean technique of estimating its short-term equity market return assumptions. This change in estimate was applied prospectively in first quarter 2011. The reversion to the mean technique is a common industry practice in which DAC and VOBA unlocking for short-term equity returns only occurs if equity market performance falls outside established parameters.

Activity within DAC was as follows for the years ended December 31, 2011, 2010, and 2009.

|  | 2011 | 2010 | 2009 |
|---|---|---|---|
| Balance at January 1 | $ 3,155.0 | $ 3,718.0 | $ 4,205.5 |
| Deferrals of commissions and expenses | 138.1 | 197.4 | 411.7 |
| Amortization: |  |  |  |
|   Amortization | 20.7 | (616.9) | 171.7 |
|   Interest accrued at 3.8% to 5.7% | 221.6 | 230.2 | 191.3 |
| Net amortization included in the |  |  |  |
|   Statements of Operations | 242.3 | (386.7) | 363.0 |
| Change in unrealized capital gains/losses on |  |  |  |
|   available-for-sale securities | (233.4) | (373.7) | (1,262.2) |
| Balance at December 31 | $ 3,302.0 | $ 3,155.0 | $ 3,718.0 |

Activity within VOBA was as follows for the years ended December 31, 2011, 2010, and 2009.

|  | 2011 | 2010 | 2009 |
|---|---|---|---|
| Balance at January 1 | $ 68.1 | $ 113.4 | $ 195.1 |
| Amortization: |  |  |  |
|   Amortization | (9.6) | (30.1) | (7.5) |
|   Interest accrued at 3.8% to 5.7% | 3.8 | 5.2 | 6.7 |
| Net amortization included in the |  |  |  |
|   Statements of Operations | (5.8) | (24.9) | (0.8) |
| Change in unrealized capital gains/losses on |  |  |  |
|   available-for-sale securities | (15.8) | (20.4) | (80.9) |
| Balance at December 31 | $ 46.5 | $ 68.1 | $ 113.4 |

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The estimated amount of VOBA amortization expense, net of interest, is $8.7, $5.9, $8.2, $7.9 and $7.6, for the years 2012, 2013, 2014, 2015, and 2016, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

*Analysis of DAC and VOBA - Annuity Products*

The net amortization of DAC and VOBA for the year ended December 31, 2011 experienced a favorable variance driven by lower actual gross profits, as well as higher estimated future gross profits.

During 2011, 2010, and 2009, the Company adjusted its projections for future gross profits due to actual experience in the year, adjusted its amortization for the impact of current period gross profit variances, and revised and unlocked certain assumptions for its fixed and variable annuity products. These adjustments and their acceleration (deceleration) impact on Amortization of DAC and VOBA were as follows for the years ended December 2011, 2010, and 2009.

|  | 2011 | 2010 | 2009 |
|---|---|---|---|
| Impact of separate account growth and contract owner withdrawal behavior different from assumptions | $ 48.3 | $ 114.2 | $ (324.1) |
| Impact of current year gross profit variances | 2.0 | (40.2) | 342.6 |
| Unlock of mortality, lapse, expense and mutual fund sharing assumptions | (32.0) | (81.6) | 88.9 |
| Impact of refinements of gross profit projections | (8.0) | 117.6 | (0.9) |
| Total unlocking effect on Amortization of DAC and VOBA | $ 10.3 | $ 110.0 | $ 106.5 |

5.    **Sales Inducements**

During the year ended December 31, 2011, the Company capitalized and amortized $32.2 and $(22.9), respectively, of sales inducements. During the year ended December 31, 2010, the Company capitalized and amortized $46.9 and $(110.8), respectively, of sales inducements. The unamortized balance of capitalized sales inducements, net of unrealized capital gains (losses) on available-for-sale securities, was $626.5 and $665.9 as of December 31, 2011 and 2010, respectively.

6.    **Capital Contributions, Dividends and Statutory Information**

The Company's ability to pay dividends to its parent is subject to the prior approval of the State of Iowa Insurance Division (the "Division") for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of the Company's earned statutory surplus

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

at the prior year end or (2) the Company's prior year statutory net gain from operations. Iowa law also prohibits an Iowa insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During 2011, 2010, and 2009, the Company did not pay any dividends or return of capital distributions to its Parent.

During the year ended December 31, 2011 and 2010, the Company received $44.0 and $749.0, respectively, in capital contributions from its Parent. On February 24, 2009, $2.2 billion was contributed to the direct and indirect insurance company subsidiaries of ING AIH, of which $835.0 was contributed to the Company. The contribution was comprised of the proceeds from the investment by the Dutch State and the redistribution of currently existing capital within ING.

The Division recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Division, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $386.0, $(384.4), and $(638.3), for the years ended December 31, 2011, 2010, and 2009, respectively. Statutory capital and surplus was $2.2 billion and $1.7 billion as of December 31, 2011 and 2010, respectively.

The December 2011 variable annuity assumption changes undertaken by the Company resulted in an increase in gross statutory reserves with respect to variable annuity guaranteed living benefits which are ceded to SLDI under an automatic reinsurance agreement between the Company and SLDI. SLDI's increased credit for reinsurance obligations with respect to the increase in ceded statutory reserves is supported in part by a $1.5 billion unconditional and irrevocable letter of credit issued by ING Bank N.V. on December 31, 2011, which matures on December 31, 2031. The letter of credit was issued pursuant to a Contingent Capital Letter of Credit Facility Agreement between ING Bank and SLDI and is not confirmed by a qualifying US financial institution recognized by the NAIC SVO ("unconfirmed"). The Division allowed the Company to accept the unconfirmed letter of credit and take reserve credit for the letter of credit with respect to the variable annuity guaranteed living benefits ceded under the reinsurance agreement between the Company and SLDI and it is not a permitted practice.

During the period from December 31, 2008 through July 1, 2010, due to the reduction in liquidity and the limited availability of Letter of Credit US confirming banks, the Division also allowed the Company to accept and take statutory reserve credit for unconfirmed letters of credit issued by ING Bank N.V. in amounts up to $320.0 with respect to the variable annuity guaranteed living benefits ceded under the reinsurance agreement between the Company and SLDI. Approval of the Company's reserve credit related to unconfirmed letters of credit was undertaken by the Division pursuant to authority granted under Iowa's credit for reinsurance regulation and was not a permitted practice.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to  Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Effective December 31, 2009, the Company adopted Actuarial Guideline 43 - Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43") for its statutory basis of accounting.  Where the application of AG43 produces higher reserves than the Company had otherwise established under previous standards, the Company may request permission from the Division to grade-in the impact of higher reserve over a three year period.  During 2009, the Company elected this grade-in provision as allowed under AG43 and as approved by the Division. The impact of the grade-in for the year ended December 31, 2009 was an increase in reserves and a corresponding decrease in statutory surplus of $79.2. Since the AG43 reserves as of December 31, 2010 were lower than reserves established under previous standards, the Company did not elect the grade in provision.  The full impact of adopting AG43 as of December 31, 2010 was an increase in reserves of $24.9.

Effective December 31, 2009, the Company adopted SSAP No. 10R, Income Taxes, for its statutory basis of accounting.  This statement requires the Company to calculate admitted deferred tax assets based upon what is expected to reverse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recently filed statement.  If the Company's risk-based capital ("RBC") levels, after reflecting the above limitation, exceeds 250% of the authorized control level, the statement increases the limitation on admitted deferred tax assets from what is expected to reverse in one year to what is expected to reverse over the next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement to 15%.  Other revisions in the statement include requiring the Company to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion of or all of the gross deferred tax assets will not be realized.  To temper this positive RBC impact, and as a temporary measure at December 31, 2009 only, a 5% pre-tax RBC charge was required to be applied to the additional admitted deferred tax assets generated by  SSAP 10R.  The adoption for 2009 had a December 31, 2009 sunset; however, during 2010, the 2009 adoption, including the 5% pre-tax RBC charge, was extended through December 31, 2011. The effects on the Company's statutory financial statements of adopting this change in accounting principle were increases to total assets and capital and surplus of $86.5 and $70.4 as of December 31, 2011 and 2010, respectively.  This adoption had no impact on total liabilities or net income.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to  Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

**7.     Additional Insurance Benefits and Minimum Guarantees**

Under the requirements of ASC Topic 944, the Company calculates reserve liabilities for certain guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees.

The following assumptions and methodology were used to determine the guaranteed minimum death benefits ("GMDB"), guaranteed minimum income benefits ("GMIB"), guaranteed minimum withdrawal benefit with life payouts ("GMWBL"), guaranteed minimum accumulation benefits ("GMAB") and guarantee minimum withdrawal benefits without lifetime guarantees ("GMWB") additional reserves at December 31, 2011.

| Area | 2011 Assumptions/Basis for Assumptions |
|---|---|
| Data used | Based on 1,000 investment performance scenarios |
| Mean investment performance | GMDB: The mean investment performance varies by fund group.  In general we group all separate account returns into 6 fund groups, and generate stochastic returns for each of these fund groups.   The overall mean separate account return is 8.125%.  The general account fixed portion is a small percentage of the overall total. GMIB / GMWBL: 8.125% based on a single fund group. GMAB / GMWB: Zero rate curve |
| Volatility | GMDB: 15.76% GMIB / GMWBL: 16.53% GMAB / GMWB: Implied volatilities through the 5-year tenor and then a blend of implied and historical thereafter |
| Mortality | Depending on the type of benefit and gender, the Company uses Annuity 2011 Basic Table constructed by improving the Annuity 2000 basic table using Modified Projection Scale G with 11 years of improvement. Table multipliers were derived by comparing 2006 - 2010 mortality experience to base table mortality. Multipliers grade to 100% on a straight line from age 80 to 100. |
| Lapse rates | Vary by contract type, share class, time remaining in the surrender charge period and in-the-moneyness. A lapse margin was reflected in the GMAB / GMWB fair value reserves. |

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to  Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| Discount rates | GMDB / GMIB / GMWBL: |
|---|---|
| | 5.5% based on management's best estimate of the long term credited rate of return. |
| | GMAB / GMWB: |
| | Zero rate curve plus adjustment for non-performance risk;  non-performance risk varies between 0.95% and 1.65% based on term structure. |

The Company completed its annual review of actuarial assumptions for its variable annuity block of business in the fourth quarter of 2011, and updated the assumptions used in determining the future policy benefit reserves for its variable annuity products. The assumptions for its variable annuity block were updated for lapses, mortality, annuitization and utilization rates, with the most significant revision coming from the adjustment of lapse assumptions.  The assumption changes resulted in an increase in gross reserves as of December 31, 2011 of approximately $338.0, a portion of which is covered under various reinsurance agreements with SLDI or other third party reinsurers. As of December 31, 2011, the increase in reserves, net of reinsurance, was $18.3.

The calculation of the GMIB and GMWBL liabilities assumes dynamic surrenders and dynamic utilization of the guaranteed benefit reserves.

The separate account liabilities subject to the requirements for additional reserve liabilities under ASC Topic 944 for minimum guaranteed benefits, and the additional liabilities recognized related to minimum guarantees, by type, as of December 31, 2011 and 2010, and the paid and incurred amounts by type for the years ended December 31, 2011 and 2010, were as follows:

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| | Guaranteed Minimum Death Benefit (GMDB) | | Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB) | | Guaranteed Minimum Income Benefit (GMIB) | | Guaranteed Withdrawal For Life Benefit (GMWBL) | |
|---|---|---|---|---|---|---|---|---|
| Separate account liability at December 31, 2011 | $ | 39,356.9 | $ | 1,105.9 | $ | - | $ | - |
| Separate account liability at December 31, 2010 | $ | 44,413.3 | $ | 1,442.6 | $ | - | $ | - |
| Additional liability balance: | | | | | | | | |
| Balance at January 1, 2010 | $ | 477.6 | $ | 73.9 | $ | - | $ | - |
| Incurred guaranteed benefits | | 21.4 | | 13.8 | | - | | - |
| Paid guaranteed benefits | | (125.1) | | (10.7) | | - | | - |
| Balance at December 31, 2010 | $ | 373.9 | $ | 77.0 | $ | - | $ | - |
| Incurred guaranteed benefits | | 246.7 | | 40.1 | | | | |
| Paid guaranteed benefits | | (110.3) | | (2.2) | | | | |
| Balance at December 31, 2011 | $ | 510.3 | $ | 114.9 | $ | - | $ | - |

The net amount at risk, net of reinsurance, and the weighted average attained age of contract owners by type of minimum guaranteed benefit, were as follows as of December 31, 2011 and 2010.

| | Guaranteed Minimum Death Benefit (GMDB) | | Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB) | | Guaranteed Minimum Income Benefit (GMIB) | | Guaranteed Withdrawal For Life Benefit (GMWBL) | |
|---|---|---|---|---|---|---|---|---|
| **2011** | | | | | | | | |
| Net amount at risk, net of reinsurance | $ | 8,699.0 | $ | 63.2 | $ | - | $ | - |
| Weighted average attained age | | 68 | | 62 | | - | | - |
| **2010** | | | | | | | | |
| Net amount at risk, net of reinsurance | $ | 6,918.5 | $ | 52.4 | $ | - | $ | - |
| Weighted average attained age | | 67 | | 62 | | - | | - |

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2011 and 2010 was $39.4 billion and $44.4 billion, respectively.

## 8. Income Taxes

Income tax expense (benefit) consisted of the following for the years ended December 31, 2011, 2010, and 2009.

|  | 2011 | 2010 | 2009 |
|---|---|---|---|
| Current tax expense (benefit): |  |  |  |
| Federal | $ (195.8) | $ 622.9 | $ (357.2) |
| Total current tax expense (benefit) | (195.8) | 622.9 | (357.2) |
| Deferred tax expense (benefit): |  |  |  |
| Federal | 196.9 | (678.0) | 220.7 |
| Total deferred tax expense (benefit) | 196.9 | (678.0) | 220.7 |
| Total income tax expense (benefit) | $ 1.1 | $ (55.1) | $ (136.5) |

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2011, 2010, and 2009.

|  | 2011 | 2010 | 2009 |
|---|---|---|---|
| Income (loss) before income taxes | $ 399.1 | $ 26.2 | $ (133.3) |
| Tax rate | 35.0% | 35.0% | 35.0% |
| Income tax expense (benefit) at federal statutory rate | 139.7 | 9.2 | (46.6) |
| Tax effect of: |  |  |  |
| Dividend received deduction | (30.3) | (75.9) | (53.7) |
| Tax valuation allowance | (109.0) | 64.0 | (35.6) |
| Audit settlement | 3.3 | (49.2) | 0.1 |
| Tax credits | (2.0) | (3.5) | (1.0) |
| Other | (0.6) | 0.3 | 0.3 |
| Income tax expense (benefit) | $ 1.1 | $ (55.1) | $ (136.5) |

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

### Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2011 and 2010, are presented below.

|  | 2011 | 2010 |
|---|---:|---:|
| Deferred tax assets: | | |
| Future policy benefits | $ 398.2 | $ 503.4 |
| Goodwill | 0.2 | 1.0 |
| Investments | 662.7 | 839.0 |
| Employee compensation and benefits | 50.7 | 43.2 |
| Other | 172.4 | 84.0 |
| Total gross assets before valuation allowance | 1,284.2 | 1,470.6 |
| Less: valuation allowance | (12.1) | (199.6) |
| Assets, net of valuation allowance | 1,272.1 | 1,271.0 |
| Deferred tax liabilities: | | |
| Deferred policy acquisition costs | (1,315.7) | (1,231.3) |
| Unrealized gains | (312.1) | (139.3) |
| Value of business acquired | (29.6) | (31.3) |
| Other | (33.6) | (50.1) |
| Total gross liabilities | (1,691.0) | (1,452.0) |
| Net deferred income tax liability | $ (418.9) | $ (181.0) |

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. At December 31, 2011, the Company did not have a tax valuation allowance related to realized and unrealized capital losses. At December 31, 2010, the Company had a tax valuation allowance of $187.5 related to realized and unrealized capital losses. As of December 31, 2011 and 2010, the Company had a full tax valuation allowance of $12.1 related to foreign tax credits, the benefit of which is uncertain. The change in net unrealized capital gains (losses) includes an increase (decrease) in the tax valuation allowance of $(79.0), $(173.0), and $(64.7), for the years ended December 31, 2011, 2010, and 2009, respectively.

### Tax Sharing Agreement

The Company had a receivable from ING AIH of $204.0 at December 31, 2011 and a payable to ING AIH of $79.2 at December 31, 2010, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of ING AIH. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING AIH's consolidated income tax return group with the exception of any net operating loss

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING AIH states that for each taxable year during which the Company is included in a consolidated federal income tax return with ING AIH, ING AIH will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

### Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2011 and 2010 are as follows:

|  | 2011 | 2010 |
|---|---|---|
| Balance at beginning of period | $ 28.0 | $ 60.3 |
| Additions for tax positions related to prior years | 6.1 | 28.0 |
| Reductions for tax positions related to prior years | (6.1) | (60.2) |
| Reductions for settlements with taxing authorities | (25.3) | (0.1) |
| Balance at end of period | $ 2.7 | $ 28.0 |

The Company had $2.7 of unrecognized tax benefits as of December 31, 2011 and 2010, that would affect the Company's effective tax rate if recognized.

### Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Balance Sheets and Statements of Operations, respectively. The Company had no accrued interest for the years ended December 31, 2011 and 2010. The decrease during the tax period ended December 31, 2011 is primarily related to the settlement of the 2009 federal audit.

### Tax Regulatory Matters

In March 2011, the IRS completed its examination of the Company's returns through tax year 2009. In the provision for the year ended December 31, 2011, the Company reflected an increase in its tax expense based on the results of the IRS examination and monitoring the activities of the IRS with respect to certain issues with other taxpayers and the merits of the Company's position.

The Company is currently under audit by the IRS for tax years 2010 through 2012 and it is expected that the examination of tax year 2010 will be finalized within the next twelve months. The timing of the payment (if any) of the remaining allowance of $2.7 cannot be

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to  Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

reliably estimated. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for the tax years 2010 through 2012.


**9.      Benefit Plans**

*Defined Benefit Plan*

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees.   The Retirement Plan was amended and restated effective January 1, 2008. The Retirement Plan was also amended on July 1, 2008, related to the admission of employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter.  Additionally, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Retirement Plan.

Beginning January 1, 2012, the Retirement Plan will use a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible pay. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employ. For participants in the Retirement Plan as of December 31, 2011, there will be a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula. Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon Board approval November 10, 2011. This change had no material impact on the financial statements.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a FAP formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities.  The costs allocated to the Company for its employees' participation in the Retirement Plan were $11.5, $11.0, and $15.7, for the years ended 2011, 2010, and 2009, respectively, and are included in Operating expenses in the Statements of Operations.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

### *Defined Contribution Plan*

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective January 1, 2008 and subsequently amended on July 1, 2008, with respect to the admission of employees from the acquisition of CitiStreet by Lion. The Savings Plan was amended effective January 1, 2011, to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule, although certain specified participants are subject to a 5-year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $3.3, $2.4, and $4.2, for the years ended December 31, 2011, 2010, and 2009, respectively, and are included in Operating expenses in the Statements of Operations.

### *Non-Qualified Retirement Plans*

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective December 31, 2011, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The SERPs are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Obligations and Funded Status*

The following table summarizes the benefit obligations, fair value of plan assets, and funded status, for the SERPs for the years ended December 31, 2011 and 2010.

| | 2011 | | 2010 |
|---|---|---|---|
| Change in Projected Benefit Obligation: | | | |
| Projected benefit obligation, January 1 | $ 25.5 | $ | 25.9 |
| Interest cost | 1.3 | | 1.5 |
| Benefits paid | (1.1) | | (1.2) |
| Actuarial gain on obligation | (0.2) | | (0.6) |
| Plan adjustments | (0.3) | | - |
| Curtailment or settlement | - | | (0.1) |
| Projected benefit obligation, December 31 | $ 25.2 | $ | 25.5 |
| | | | |
| Fair Value of Plan Assets: | | | |
| Fair value of plan assets, December 31 | $ - | $ | - |

Amounts recognized in the Balance Sheets consist of:

| | 2011 | | 2010 |
|---|---|---|---|
| Accrued benefit cost | $ (25.2) | $ | (25.5) |
| Accumulated other comprehensive income | 6.4 | | 7.5 |
| Net amount recognized | $ (18.8) | $ | (18.0) |

*Assumptions*

The weighted-average assumptions used in the measurement of the December 31, 2011 and 2010, benefit obligation for the SERPs were as follows:

| | 2011 | 2010 |
|---|---|---|
| Discount rate at end of period | 4.75% | 5.50% |
| Rate of compensation increase | 3.00% | 3.00% |

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERP. Based upon all available information, it was determined that 4.75% was the appropriate discount rate as of December 31, 2011, to calculate the Company's accrued benefit liability.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The weighted-average assumptions used in calculating the net pension cost were as follows:

|  | 2011 | 2010 | 2009 |
|---|---|---|---|
| Discount rate | 5.50% | 6.00% | 6.00% |
| Rate of increase in compensation levels | 3.00% | 3.00% | 1.50% |

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

*Net Periodic Benefit Costs*

Net periodic benefit costs for the SERPs for the years ended December 31, 2011, 2010, and 2009, were as follows:

|  | 2011 | 2010 | 2009 |
|---|---|---|---|
| Interest cost | $ 1.3 | $ 1.5 | $ 1.3 |
| Net actuarial loss recognized in the year | 0.6 | 0.8 | 0.4 |
| Net periodic benefit cost | $ 1.9 | $ 2.3 | $ 1.7 |

*Cash Flows*

In 2012, the employer is expected to contribute $1.5 to the SERPs. Future expected benefit payments related to the SERPs for the years ended December 31, 2012 through 2016, and thereafter through 2021, are estimated to be $1.5, $1.6, $1.6, $1.6, $1.6 and $8.3, respectively.

***Stock Option and Share Plans***

Through 2010, ING sponsored the ING Group Long-Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Executive Board with options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement which is signed by the participant when he or she accepts the award.

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock and on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Commencing in 2011, ING introduced a new long-term equity and deferred bonus plan, the Long-Term Sustainable Performance Plan ("LSPP"). The terms applicable to an award under the LSPP will be set out in a grant agreement which is signed by the participant when he or she accepts the award. The LSPP will provide employees of the Company who are selected by the ING Executive Board with performance shares and will also require deferral of discretionary incentive bonus awards in excess of EUR 100,000. The performance shares awarded under the LSPP will be a contingent grant of ING ADR units and on settlement, the participant will have the right to either receive ING ADR units in kind or a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the settlement date times the number of vested ADR units, subject to achievement during the vesting period of performance targets based on return of equity and employee engagement. The excess bonus amount

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

will be held in deferred ING ADR units or in a deferred cash account, or some combination thereof, depending on the total amount of the incentive bonus award, generally subject to vesting in three equal tranches over the three year period commencing on the date of incentive bonus payment. Unlike the leo plan, no options on ING shares in the form of ADRs will be granted under the LSPP. To vest in performance shares, deferred shares or deferred cash, an employee must generally be actively employed on the settlement date, although immediate full and partial vesting in the event of normal age or early retirement, death or disability, or termination due to redundancy or business divestiture will occur, similar to the vesting treatment in the leo plan.

The Company was allocated from ING compensation expense for the leo options, leo performance shares and LSPP of $4.2, $2.6, and $4.5, for the years ended December 31, 2011, 2010, and 2009, respectively, primarily related to leo.

For leo, the Company recognized minimal tax benefits in 2011, 2010, and 2009.

### *Other Benefit Plans*

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring its supplemental health care costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The ING Americas Deferred Compensation Savings Plan is a deferred compensation plan that includes a 401(k) excess component. The benefits charges allocated to the Company related to all of these plans for the years ended December 31, 2011, 2010, and 2009, were $3.4, $2.1, and $5.8, respectively.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

**10.     Related Party Transactions**

*Operating Agreements*

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities.  The agreements are as follows:

- Underwriting and distribution agreement with Directed Services LLC ("DSL") (successor by merger to Directed Services, Inc.), an affiliated broker-dealer, whereby DSL serves as the principal underwriter for variable insurance products issued by the Company.  DSL is authorized to enter into agreements with broker-dealers to distribute the Company's variable products and appoint representatives of the broker-dealers as agents.  For the years ended December 31, 2011, 2010, and 2009, commissions were incurred in the amounts of $201.1, $204.3, and $268.0, respectively.

- Asset management agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administration, and accounting services for ING USA's general account.  The Company records a fee, which is paid quarterly, based on the value of the assets under management.  For the years ended December 31, 2011, 2010, and 2009, expenses were incurred in the amounts of $56.2, $49.0, and $51.0, respectively.

- Intercompany agreement with DSL pursuant to which DSL agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products.  For the years ended December 31, 2011 and 2010, revenue under the DSL intercompany agreement was $143.4 and $146.9, respectively.  Prior to January 1, 2010, the Company was a party to a service agreement with DSL pursuant to which the Company provided managerial and supervisory services to DSL and earned a fee.  This service agreement was terminated as of January 1, 2010. For the year ended December 31, 2009, revenue for these services was $123.2.

- Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products.  For the years ended December 31, 2011 and 2010, revenue under the IIM intercompany agreement was $35.3 and $32.0, respectively.

- Services agreements with ING North America, dated September 1, 2000 and January 1, 2001, respectively, for administrative, management, financial, information technology, and finance and treasury services.  For the years ended December 31, 2011, 2010, and 2009, expenses were incurred in the amounts of $110.3, $91.6, and $77.1, respectively. Effective October 1, 2010, the services agreement with ING North America dated January 1, 2001, was amended in order

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to  Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

for the Company to provide ING North America with use of the corporate office facility at 5780 Powers Ferry Road, N.W., Atlanta, GA (the "Atlanta Office") in exchange for ING North America's payment of the Company's direct and indirect costs for the Atlanta Office.

- Services agreement between the Company and its U.S. insurance company affiliates dated January 1, 2001, amended effective January 1, 2002 and December 31, 2007, for administrative, management, professional, advisory, consulting, and other services.  For the years ended December 31, 2011, 2010, and 2009, expenses related to the agreements were incurred in the amount of $14.0 $31.0, and $26.3, respectively.

- Administrative Services Agreement between the Company, ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate, and other U.S. insurance company affiliates dated March 1, 2003, amended effective August 1, 2004, in which the Company and affiliates provide services to RLNY.  For the years ended December 31, 2011, 2010, and 2009, revenue related to the agreement was $3.1, $2.1, and $3.1, respectively.

- ING Advisors Network, a group of broker-dealers formerly affiliated with the Company, distributed the Company's annuity products.  For the years ended December 31, 2010, and 2009, ING Advisors Network sold new contracts of $117.5, and $442.2, respectively. Certain of these affiliated broker-dealers were sold to Lightyear Capital LLC effective February 1, 2010.

- Services agreement between the Company, Security Life of Denver Insurance Company ("SLD"), an affiliate, and IIM whereby IIM provides administrative, management, professional, advisory, consulting and other services to the Company and SLD with respect to its Financial Products unit.  For the years ended December 31, 2011, 2010, and 2009, the Company incurred expenses of $3.6, $4.8, and $7.6, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.  Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

***Reinsurance Agreements***

Reinsurance Ceded

*Waiver of Premium – Coinsurance Funds Withheld*

Effective October 1, 2010, the Company entered into a coinsurance funds withheld agreement with its affiliate, Security Life of Denver International Limited ("SLDI"). Under the terms of the agreement, the Company ceded to SLDI 100% of the group life waiver of premium liability (except for groups covered under rate credit agreements)

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

assumed from ReliaStar Life Insurance Company ("RLI"), an affiliate, related to the Group Annual Term Coinsurance Funds Withheld agreement between the Company and RLI described under "Reinsurance Assumed" below.

Upon inception of the agreement, the Company paid SLDI a premium of $245.6. At the same time, the Company established a funds withheld liability for $188.5 to SLDI and SLDI purchased a $65.0 letter of credit to support the ceded Statutory reserves of $245.6. In addition, the Company recognized a gain of $17.9 based on the difference between the premium paid and the ceded U.S. GAAP reserves of $227.7, which offsets the $57.1 ceding allowance paid by SLDI. The ceding allowance will be amortized over the life of the business.

As of December 31, 2011 and 2010, the value of the funds withheld liability under this agreement was $190.7 and $191.3, which is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets. In addition, as of December 31, 2011 and 2010, the Company had an embedded derivative under this agreement with a value of $(4.8) and $8.5, respectively, which is recorded in Funds held under reinsurance treaties with affiliates on the Balance Sheets.

*Group Term Life – Monthly Renewable Term*

Effective June 30, 2009, the Company entered into a monthly renewable term ("MRT") reinsurance agreement with Canada Life Assurance Company ("Canada Life"), an unaffiliated Canadian insurance company. Under the terms of the agreement, the Company ceded 90% of its net retained in-force block of group term life business and any new group term life business assumed from RLI, an affiliate, to Canada Life. The coinsurance agreement is accounted for using the deposit method. Effective October 1, 2010, the treaty was amended to discontinue ceding the group life waiver of premium business.

*Guaranteed Living Benefit – Coinsurance and Coinsurance Funds Withheld*

Effective June 30, 2008, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, covering 100% of the benefits guaranteed under specific variable annuity guaranteed living benefit riders attached to certain variable annuity contracts issued by the Company on or after January 1, 2000.

Also effective June 30, 2008, the Company entered into a services agreement with SLDI, under which the Company provides certain actuarial risk modeling consulting services to SLDI with respect to hedge positions undertaken by SLDI in connection with the reinsurance agreement. For the years ended December 31, 2011 and 2010, revenue related to the agreement was $12.4 and $11.9, respectively.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Effective July 1, 2009, the reinsurance agreement was amended and restated to change the reinsurance basis from coinsurance to a combined coinsurance and coinsurance funds withheld basis. On July 31, 2009, SLDI transferred assets with a market value of $3.2 billion to the Company, and the Company deposited those assets into a funds withheld trust account.  As of December 31, 2011, the assets on deposit in the trust account increased to $5.3 billion.  The Company also established a corresponding funds withheld liability to SLDI, which is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets. Funds held under reinsurance treaties with affiliates had a balance of $5.0 billion and $3.3 billion, at December 31, 2011 and 2010, respectively. In addition, as of December 31, 2011 and 2010, the Company had an embedded derivative with a value of $235.7 and $(29.4), respectively, which is recorded in Funds held under reinsurance treaties with affiliates on the Balance Sheets.

Effective October 1, 2011, the Company and SLDI entered into an amended and restated automatic reinsurance agreement in order to provide more flexibility to the Company and SLDI with respect to the collateralization of the reserves related to the variable annuity guaranteed living benefits reinsured under the agreement.

Also effective July 1, 2009, the Company and SLDI entered into an asset management services agreement, under which SLDI serves as asset manager for the funds withheld account.  SLDI has retained its affiliate, ING Investment Management LLC, as subadviser for the funds withheld account.

At December 31, 2011 and 2010, the value of reserves ceded by the Company under this agreement was $1.9 billion and $1.0 billion, respectively.  In addition, a deferred loss in the amount of $356.4 and $355.9 at December 31, 2011 and 2010, respectively, is included in Other assets on the Balance Sheets and is amortized over the reinsurance period of benefit.

*Multi-year Guaranteed Fixed Annuity – Coinsurance*

Effective May 1, 2005, the Company entered into a coinsurance agreement with its affiliate, Security Life of Denver Insurance Company ("SLD"). Under the terms of the agreement, SLD assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by the Company between January 1, 2001 and December 31, 2003.  In addition, the Company assigned to SLD all future premiums received by the Company attributable to the ceded contracts.

Under the terms of the agreement, the Company ceded $2.5 billion in account balances and transferred a ceding commission and $2.7 billion in assets to SLD, resulting in a realized capital gain of $47.9 to the Company, which reduced the ceding commission.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The coinsurance agreement is accounted for using the deposit method. As such, $2.7 billion of Deposit receivable from affiliate was established on the Balance Sheets. The receivable will be adjusted over the life of the agreement based on cash settlements and the experience of the contracts, as well as for amortization of the ceding commission. The Company incurred amortization expense of the negative ceding commission of $7.2, $21.4, and $17.9, for the years ended December 31, 2011, 2010, and 2009, respectively, which is recorded in Other expenses in the Statements of Operations.

*Universal Life – Coinsurance*

Effective January 1, 2000, the Company entered into a 100% coinsurance agreement with its affiliate, SLD, covering certain universal life policies which had been issued and in force as of, as well as any such policies issued after, the effective date of the agreement. As of December 31, 2011 and 2010, the value of reserves ceded by the Company under this agreement was $18.7 and $18.1, respectively.

*Guaranteed Investment Contract - Coinsurance*

Effective August 20, 1999, the Company entered into a Facultative Coinsurance Agreement with its affiliate, SLD. Under the terms of the agreement, the Company facultatively cedes to SLD, from time to time, certain GICs on a 100% coinsurance basis. The Company utilizes this reinsurance facility primarily for diversification and asset-liability management purposes in connection with this business, which is facilitated by the fact that SLD is also a major GIC issuer. Senior management of the Company has established a current maximum of $4.0 billion for GIC reserves ceded under this agreement.

The value of GIC reserves ceded by the Company under this agreement was $121.4 and $40.0 at December 31, 2011 and 2010, respectively.

Reinsurance Assumed

*Level Premium Term Life Insurance - Stop-loss*

Effective October 1, 2010, the Company entered into a stop-loss agreement with its affiliate, RLI under which the Company agreed to indemnify and reinsure RLI for the aggregate mortality risk under certain level premium term life insurance policies issued by RLI between January 1, 2009 and December 31, 2009 and certain level premium term life insurance policies assumed by RLI from ReliaStar Life Insurance Company of New York under an Automatic Coinsurance Agreement effective March 1, 2008. Under the terms of the agreement, the Company will make benefit payments to RLI equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to  Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

There was no initial consideration received by the Company from RLI under this agreement. The Company receives monthly premiums, net of benefit payments, based on premium rates set forth in the respective agreements.  As such, there is no unearned reinsurance premium.

The stop-loss agreement is accounted for using the deposit method.  A fee receivable from affiliate of $0.9 is included in Future policy benefits and claims reserves on the Balance Sheets.  The fee is accrued for and subsequently settled in cash each quarterly accounting period.

*Individual Life – Yearly Renewable Term*

Effective December 1, 2008 and December 31, 2008, respectively, the Company entered into two yearly renewable term reinsurance agreements with its affiliate, RLI, for an indefinite duration.  Under the terms of the agreements, the Company assumed 100% of RLI's mortality risk associated with the net amount at risk under specific life insurance policies, including:

- Individual life policies issued by RLI and previously assumed by RLI from ReliaStar Life Insurance Company of New York ("RLNY"), with policy dates prior to January 1, 2000, including certain term life, universal life, variable universal life, and whole life, insurance policies.
- In force individual life policies issued by RLI, where premiums are paid on the insured's behalf through payroll deduction and which were marketed by employee benefit brokers.

The Company received initial consideration of $3.9 from RLI.  Thereafter, the Company receives monthly premiums, net of benefit payments, based on premium rates set forth in the respective agreements.  As such, there is no unearned reinsurance premium.

As of December 31, 2011 and 2010, the value of the reserves assumed by the Company under these agreements was $9.4 and $9.6, respectively.

*Group Annual Term – Coinsurance Funds Withheld*

Effective December 31, 2008, the Company entered into a coinsurance funds withheld agreement with RLI for an indefinite duration.  Under the terms of the agreement, the Company assumed 100% quota share of RLI's net retained liability under certain Employee Benefits Group Annual Term policies, including disability waiver of premium.

The initial premium of $219.9 was equal to the aggregate reserve assumed by the Company.  Thereafter, premiums are equal to the total earned gross premiums collected by RLI from policyholders.  RLI will retain all reinsurance premiums payable to the Company as funds withheld, as security for ceded liabilities and against which ceded

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

losses will be offset. Monthly, the Company will receive or pay a net settlement. This agreement was amended and restated October 1, 2010 to better reflect the current investment environment and to modify the treatment of claims under certain policies under which claims are not paid in the form of a single lump sum; the underlying terms described above remained unchanged. (Please see also description of Waiver of Premium - Coinsurance Funds Withheld Agreement between the Company and SLDI under "Reinsurance Ceded" above).

As of December 31, 2011 and 2010, the value of the reserves assumed by the Company under this agreement was $453.1 and $465.5, respectively.

*Group Life – Funds Withheld*

Effective December 31, 2008, the Company entered into a funds withheld agreement with RLI pursuant to which the Company assumed 100% quota share of RLI's net retained liability under assumed group life reinsurance in-force. Effective January 1, 2010 and as a result of the sale of ING's U.S. Group Reinsurance business to Reinsurance Group of America, this agreement was terminated.

The initial premium of $60.0 for this agreement was equal to the net Statutory reserve assumed by the Company. Thereafter, premiums were equal to the total earned reinsurance premiums collected by RLI, less a ceding commission. RLI retained all reinsurance premiums payable to the Company as funds withheld, as security for ceded liabilities and against which ceded losses were offset. Net settlements were made on a monthly basis. In addition, the Company provided reserve credit (in the excess of the funds withheld balance) to RLI through either a cash deposit or letter of credit. As of December 31, 2011 and 2010, the Company did not have any reserves assumed under this agreement.

### Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in January 2004 and expires on January 14, 2014, either party can borrow from the other up to 3.0% of the Company's statutory net admitted assets, excluding Separate Accounts, as of the preceding December 31. Interest on any ING USA borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company did not incur interest expense for the year ended December 31, 2011 and 2010. The Company incurred interest expense of $0.4 for the year ended December 31, 2009. The Company earned interest income of $1.0, $1.2, and

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

$1.7, for the years ended December 31, 2011, 2010, and 2009, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Statements of Operations. At December 31, 2011 and 2010, the Company had an outstanding receivable of $535.9 and $593.6, respectively, with ING AIH under the reciprocal loan agreement.

### Total Return Swap

During December 2010, the Company entered into a series of interest rate swaps with external counterparties. The Company also entered into a short-term mirror total return swap ("TRS") transaction with ING Verzekeringen N.V. ("ING V"), its indirect parent company. The outstanding market value of the TRS was $11.6 at December 31, 2010. The TRS matured January 3, 2011.

### Long-term debt with Affiliates

The Company issued a 30-year surplus note in the principal amount of $35.0 on December 8, 1999, to its affiliate, SLD, which matures on December 7, 2029. Interest is charged at an annual rate of 7.98%. Payment of the note and related accrued interest is subordinate to payments due to contract owners and claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $2.8 for each of the years ended December 31, 2011, 2010, and 2009, respectively.

On December 29, 2004, the Company issued surplus notes in the aggregate principal amount of $400.0 (the "Notes"), scheduled to mature on December 29, 2034, to its affiliates, ING Life Insurance and Annuity Company, RLI, and SLDI, in an offering that was exempt from the registration requirements of the Securities Act of 1933. The Notes bear interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest expense was $25.4 for each of the years ended December 31, 2011, 2010, and 2009, respectively.

### Funding Agreement

On August 10, 2007, the Company issued an extendable funding agreement to its parent, Lion, upon receipt of a single deposit in the amount of $500.0. To fund the purchase of the funding agreement, Lion issued a promissory note to its indirect parent company, ING Verzekeringen N.V. ("ING V"), which has been guaranteed by Lion's immediate parent, ING AIH.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The funding agreement was scheduled to mature on August 10, 2012, however it was terminated on September 14, 2011, with an early termination fee paid to the Company of $3.2.

### *Illiquid Assets Back-Up Facility*

In the first quarter of 2009, ING reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on the Illiquid Assets Back-Up Facility (the "Back-Up Facility") covering 80% of ING's Alt-A RMBS.  Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING U.S. insurance with a book value of $36.0 billion, including book value of $1.4 billion of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State participates in 80% of any results of the ING Alt-A RMBS portfolio.  The risk transfer to the Dutch State took place at a discount of approximately 10% of par value.  In addition, under the Back-Up Facility, other fees were paid both by the Company and the Dutch State.  Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio.  The ING-Dutch State Transaction closed on March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a  participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility").  Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions made with respect to the 80% participation interest in the Company's Designated Securities Portfolio.  The Dutch-State payment obligation to the Company under the Company Back-Up Facility is accounted for as a loan receivable for U.S. GAAP and is reported in Loan-Dutch State obligation on the Balance Sheets.

Upon the closing of the transaction on March 31, 2009, the Company reduced the unrealized loss balance in Accumulated other comprehensive loss included in

**ING USA Annuity and Life Insurance Company**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Shareholder's equity by $411.3 and recognized a gain of $117.6, which was reported in Net realized capital losses on the Statements of Operations.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which had a book value of $18.9 was sold for cash to an affiliate, Lion II. Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II sold to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009, and the Company recognized a gain of $7.9 contemporaneous with the closing of the ING-Dutch State Transaction, which was reported in Net realized capital losses on the Statements of Operations.

As part of the final restructuring plan submitted to the EC in connection with its review of the Dutch state aid to ING, ING (the "Restructuring Plan"), ING has agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility. Under this new agreement, the terms of the ING-Dutch State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, remain unaltered and the additional payments are not borne by the Company or any other ING U.S. subsidiaries.

*Derivatives*

As of December 31, 2011 and 2010, the Company had call options with a notional amount of $382.2 and $382.6, respectively, and market value of $4.9 and $14.0, respectively, with ING Bank, an affiliate. Each of these contracts was entered into as a result of a competitive bid, which included unaffiliated counterparties.

11. **Reinsurance**

At December 31, 2011, the Company had reinsurance treaties with 15 unaffiliated reinsurers covering a portion of the mortality risks and guaranteed death and living benefits under its annuity contracts. The Company, as cedant, also has reinsurance treaties with two affiliates, SLD and SLDI, related to GICs, fixed annuities, variable annuities, and universal life insurance policies. In addition, the Company assumed reinsurance risk under reinsurance treaties with its affiliate, RLI, related to certain life insurance policies and employee benefit group annual term policies. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to  Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Reinsurance ceded in force for life mortality risks were $147.7 billion and $170.4 billion at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, net receivables were comprised of the following:

|  | | 2011 | | 2010 |
|---|---|---:|---|---:|
| Claims recoverable from reinsurers | $ | 11.0 | $ | 14.4 |
| Amounts due to reinsurers | | (23.6) | | (26.2) |
| Reinsurance reserves ceded | | 2,188.2 | | 1,368.7 |
| Deposits | | 1,377.6 | | 1,600.4 |
| Reinsurance receivable | | 498.1 | | 508.6 |
| Other | | 16.8 | | 15.5 |
| Total | $ | 4,068.1 | $ | 3,481.4 |

Premiums and Interest credited and other benefits to contract owners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2011, 2010, and 2009.

|  | | 2011 | | 2010 | | 2009 |
|---|---|---:|---|---:|---|---:|
| **Premiums:** | | | | | | |
| Direct premiums | $ | 16.9 | $ | 17.8 | $ | 20.0 |
| Reinsurance assumed | | 478.4 | | 522.8 | | 768.6 |
| Reinsurance ceded | | (39.1) | | (260.0) | | (2.5) |
| Net premiums | $ | 456.2 | $ | 280.6 | $ | 786.1 |

Also see Reinsurance Agreements in the Related Party Transactions note to these Financial Statements.

## 12.    Commitments and Contingent Liabilities

### *Leases*

The Company leases its office space and certain equipment under operating leases, the longest term of which expires in 2017.

For the years ended December 31, 2011, 2010, and 2009, rent expense for leases was $7.7, $8.4, and $9.2, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2011 through 2015 are estimated to be $7.0, $6.6, $6.7, $6.5, and $5.3, respectively, and $3.0, thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company were paid for by an affiliate and allocated back to the Company.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

### Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2011 and 2010, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $255.3 and $529.2, respectively.

### Collateral

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2011 and 2010, the Company held $821.2 and $57.9, respectively, of cash collateral, related to derivative contracts, which was included in Payables under securities loan agreement, including collateral held, on the Balance Sheets. In addition, as of December 31, 2011 and 2010, the Company delivered collateral of $779.8 and $749.7, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Balance Sheets.

### FHLB Funding Agreements

The Company is a member of the Federal Home Loan Bank of Des Moines ("FHLB") and is required to maintain a collateral deposit that backs funding agreements issued to the FHLB. At December 31, 2011 and 2010, the Company had $1,579.6 in non-putable funding agreements, including accrued interest, issued to the FHLB. These non-putable funding agreements are included in Future policy benefits and claims reserves, in the Balance Sheets. At December 31, 2011 and 2010, assets with a market value of $1,897.9 and $1,930.1, respectively, collateralized the funding agreements to the FHLB. Assets pledged to the FHLB are included in Fixed maturities, available-for-sale, in the Balance Sheets.

### Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

### Regulatory Matters

As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations, and audits of the products and practices of the Company or the financial services industry. Some of these investigations and inquiries could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines, and other financial liability. The potential economic consequences cannot be predicted, but management does not believe that the outcome of any such action will have a material adverse effect on the Company's financial position or results of operations. It is the practice of the Company and its affiliates to cooperate fully in these matters.

## 13.    Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of December 31, 2011, 2010, and 2009.

|  | 2011 | 2010 | 2009 |
|---|---|---|---|
| Net unrealized capital gains (losses): |  |  |  |
| Fixed maturities | $ 1,331.1 | $ 682.4 | $ (554.7) |
| Equity securities, available-for-sale | 1.0 | 6.9 | 3.5 |
| Derivatives | (1.1) | 0.3 | - |
| DAC/VOBA adjustment on available-for-sale securities | (707.6) | (458.4) | (64.3) |
| Sales inducements adjustment on available-for-sale securities | (129.2) | (80.4) | (0.1) |
| Other investments | (35.7) | (35.7) | (25.0) |
| Unrealized capital gains (losses), before tax | 458.5 | 115.1 | (640.6) |
| Net deferred income tax assets (liability) | (21.4) | 19.8 | 111.3 |
| Unrealized capital gains (losses), after tax | 437.1 | 134.9 | (529.3) |
| Pension liability, net of tax | (1.9) | (2.6) | (3.2) |
| Accumulated other comprehensive income (loss) | $ 435.2 | $ 132.3 | $ (532.5) |

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, net of DAC, VOBA, and tax related to changes in unrealized capital gains (losses) on securities, including securities pledged, were as follows for the years ended December 31, 2011, 2010, and 2009.

| | **2011** | **2010** | **2009** |
|---|---|---|---|
| Fixed maturities | $ 619.7 | $ 1,244.0 | $ 3,181.9 |
| Equity securities, available-for-sale | (5.9) | 3.4 | 7.2 |
| Derivatives | (1.4) | 0.3 | - |
| DAC/VOBA adjustment on available-for-sale securities | (249.2) | (394.1) | (1,343.1) |
| Sales inducements adjustment on available-for-sale securities | (48.8) | (80.3) | (102.3) |
| Other investments | - | (10.7) | 0.9 |
| Change in unrealized gains on securities, before tax | 314.4 | 762.6 | 1,744.6 |
| Deferred income tax liability | (31.0) | (93.9) | (546.0) |
| Change in unrealized gains on securities, after tax | 283.4 | 668.7 | 1,198.6 |
| | | | |
| Change in other-than-temporary impairment losses, before tax | 29.0 | (6.9) | (100.1) |
| Deferred income tax asset/liability | (10.2) | 2.4 | 35.0 |
| Change in other-than-temporary impairment losses, after tax | 18.8 | (4.5) | (65.1) |
| | | | |
| Pension and other post-employment benefit liability, before tax | 1.0 | 0.9 | (0.6) |
| Deferred income tax asset/liability | (0.3) | (0.3) | - |
| Pension and other post-employment benefit liability, after tax | 0.7 | 0.6 | (0.6) |
| | | | |
| Net change in AOCI, after tax | $ 302.9 | $ 664.8 | $ 1,132.9 |

Changes in unrealized capital gains on securities, including securities pledged and noncredit impairments, as recognized in AOCI, reported net of DAC, VOBA, and income taxes, were as follows for the years ended December 31, 2011, 2010, and 2009.

| | **2011** | **2010** | **2009** |
|---|---|---|---|
| Net unrealized capital holding gains (losses) arising during the year [1] | $ 246.0 | $ 500.6 | $ 888.7 |
| Reclassification adjustment for gains (losses) and other items included in Net income (loss) [2] | (22.8) | (9.4) | 180.1 |
| Change in deferred tax valuation allowance | 79.0 | 173.0 | 64.7 |
| | | | |
| Net change in unrealized capital gains (losses) on securities | $ 302.2 | $ 664.2 | $ 1,133.5 |

[1] Pretax unrealized capital holding gains (losses) arising during the year were $378.5, $770.2, and $1,367.2 for the years ended December 31, 2011, 2010, and 2009, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $34.9, $14.5, and $(277.0), for the years ended December 31, 2011, 2010, and 2009, respectively.

The reclassification adjustments for gains (losses) and other items included in Net income (loss) in the above table are generally determined by FIFO methodology.

# ING USA Annuity and Life Insurance Company
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to  Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

**QUARTERLY DATA (UNAUDITED)**

(Dollar amounts in millions, unless otherwise stated)

| 2011 | | First | | Second | | Third | | Fourth |
|---|---|---|---|---|---|---|---|---|
| Total revenue | $ | 351.7 | $ | 897.4 | $ | 2,693.7 | $ | (255.1) |
| Income (loss) before income taxes | | 37.9 | | 119.0 | | 374.0 | | (131.8) |
| Income tax expense (benefit) | | 16.7 | | 1.8 | | 23.1 | | (40.5) |
| Net income (loss) | $ | 21.2 | $ | 117.2 | $ | 350.9 | $ | (91.3) |
| | | | | | | | | |
| **2010** | | **First** | | **Second** | | **Third** | | **Fourth** |
| Total revenue | $ | 375.0 | $ | 1,466.4 | $ | 201.4 | $ | (120.2) |
| Income (loss) before income taxes | | 5.4 | | (106.7) | | 130.9 | | (3.4) |
| Income tax expense (benefit) | | (1.2) | | (54.9) | | (6.7) | | 7.7 |
| Net income (loss) | $ | 6.6 | $ | (51.8) | $ | 137.6 | $ | (11.1) |

FINANCIAL STATEMENTS
**ING USA Annuity and Life Insurance Company**
**Separate Account B**
*Year Ended December 31, 2011*
*with Report of Independent Registered Public Accounting Firm*

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**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Financial Statements**
**Year Ended December 31, 2011**

# Contents

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# Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING USA Annuity and Life Insurance Company

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting ING USA Annuity and Life Insurance Company Separate Account B (the "Account") as of December 31, 2011, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

BlackRock Variable Series Funds, Inc.:
   BlackRock Global Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
   Columbia Asset Allocation Fund, Variable Series - Class A
   Columbia Federal Securities Fund, Variable Series - Class A
   Columbia Large Cap Growth Fund, Variable Series - Class A
   Columbia Small Cap Value Fund, Variable Series - Class B
   Columbia Small Company Growth Fund, Variable Series - Class A
Columbia Funds Variable Series Trust II:
   Columbia VP Large Cap Growth Fund - Class 1
   Columbia VP Short Duration US Government Fund - Class 1
Fidelity® Variable Insurance Products:
   Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
   Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
   Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
   ING Balanced Portfolio - Class S
ING Intermediate Bond Portfolio:
   ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
   ING American Funds Asset Allocation Portfolio
   ING American Funds Bond Portfolio
   ING American Funds Global Growth and Income Portfolio
   ING American Funds Growth Portfolio
   ING American Funds Growth-Income Portfolio
   ING American Funds International Growth and Income Portfolio
   ING American Funds International Portfolio
   ING American Funds World Allocation Portfolio - Service Class
   ING Artio Foreign Portfolio - Service Class
   ING Artio Foreign Portfolio - Service 2 Class
   ING BlackRock Health Sciences Opportunities Portfolio - Service Class
   ING BlackRock Inflation Protected Bond Portfolio - Service Class
   ING BlackRock Large Cap Growth Portfolio - Institutional Class
   ING BlackRock Large Cap Growth Portfolio - Service Class
   ING BlackRock Large Cap Value Portfolio - Service Class
   ING BlackRock Large Cap Value Portfolio - Service 2 Class
   ING Clarion Global Real Estate Portfolio - Service Class
   ING Clarion Global Real Estate Portfolio - Service 2 Class
   ING Clarion Real Estate Portfolio - Service Class

ING Investors Trust (continued):
   ING Clarion Real Estate Portfolio - Service 2 Class
   ING Core Growth and Income Portfolio - Service Class
   ING Core Growth and Income Portfolio - Service 2 Class
   ING DFA World Equity Portfolio - Service Class
   ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class
   ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service 2 Class
   ING Franklin Income Portfolio - Service Class
   ING Franklin Income Portfolio - Service 2 Class
   ING Franklin Mutual Shares Portfolio - Service Class
   ING Franklin Templeton Founding Strategy Portfolio - Service Class
   ING Global Resources Portfolio - Adviser Class
   ING Global Resources Portfolio - Service Class
   ING Global Resources Portfolio - Service 2 Class
   ING Invesco Van Kampen Growth and Income Portfolio - Service Class
   ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class
   ING JPMorgan Emerging Markets Equity Portfolio - Service Class
   ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class
   ING JPMorgan Small Cap Core Equity Portfolio - Service Class
   ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
   ING Large Cap Growth Portfolio - Service Class
   ING Large Cap Growth Portfolio - Service 2 Class
   ING Large Cap Value Portfolio - Service Class
   ING Limited Maturity Bond Portfolio - Service Class
   ING Liquid Assets Portfolio - Service Class
   ING Liquid Assets Portfolio - Service 2 Class
   ING Lord Abbett Growth and Income Portfolio - Service Class
   ING Lord Abbett Growth and Income Portfolio - Service 2 Class
   ING Marsico Growth Portfolio - Service Class
   ING Marsico Growth Portfolio - Service 2 Class
   ING MFS Total Return Portfolio - Service Class
   ING MFS Total Return Portfolio - Service 2 Class
   ING MFS Utilities Portfolio - Service Class
   ING Morgan Stanley Global Franchise Portfolio - Service Class
   ING Morgan Stanley Global Franchise Portfolio - Service 2 Class
   ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class
   ING Oppenheimer Active Allocation Portfolio - Service Class

ING Investors Trust (continued):
  ING PIMCO High Yield Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service 2 Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Conservative Portfolio - Adviser Class
  ING Retirement Growth Portfolio - Adviser Class
  ING Retirement Moderate Growth Portfolio - Adviser Class
  ING Retirement Moderate Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service
    Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service 2
    Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service 2 Class
  ING T. Rowe Price International Stock Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service 2 Class
ING Mutual Funds:
  ING Diversified International Fund - Class R
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value Portfolio - Service
    Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Global Bond Portfolio - Service Class
  ING Invesco Van Kampen Comstock Portfolio - Service Class
  ING Invesco Van Kampen Equity and Income Portfolio - Initial
    Class
  ING Invesco Van Kampen Equity and Income Portfolio - Service
    Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio -
    Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Service Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Initial Class
  ING Thornburg Value Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class S
  ING Strategic Allocation Growth Portfolio - Class S
  ING Strategic Allocation Moderate Portfolio - Class S
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S

ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities
    Portfolio - Class S
  ING Euro STOXX 50 Index Portfolio - Class A
  ING FTSE 100 Index Portfolio - Class A
  ING Hang Seng Index Portfolio - Class S
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class S
  ING Japan TOPIX Index® Portfolio - Class A
  ING Russell™ Large Cap Growth Index Portfolio - Class S
  ING Russell™ Large Cap Index Portfolio - Class S
  ING Russell™ Large Cap Value Index Portfolio - Class S
  ING Russell™ Mid Cap Growth Index Portfolio - Class S
  ING Russell™ Mid Cap Index Portfolio - Class S
  ING Russell™ Small Cap Index Portfolio - Class S
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class S
  ING WisdomTree℠ Global High-Yielding Equity Index
    Portfolio - Class S
ING Variable Products Trust:
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class S
Invesco Variable Insurance Funds:
  Invesco V.I. Leisure Fund - Series I Shares
Legg Mason Partners Variable Equity Trust:
  Legg Mason ClearBridge Variable Large Cap Value Portfolio -
    Class I
  Legg Mason Global Currents Variable International All Cap
    Opportunity Portfolio
Legg Mason Partners Variable Income Trust:
  Legg Mason Western Asset Variable High Income Portfolio
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small- & Mid-Cap Fund®/VA -
    Service Class
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
Wells Fargo Funds Trust:
  Wells Fargo Advantage VT Omega Growth Fund - Class 2

Wells Fargo Variable Trust:
  Wells Fargo Advantage VT Index Asset Allocation Fund -
    Class 2
  Wells Fargo Advantage VT Intrinsic Value Fund - Class 2
  Wells Fargo Advantage VT Small Cap Growth Fund - Class 2
  Wells Fargo Advantage VT Total Return Bond Fund

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2011, by correspondence with the transfer agents or fund company.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ING USA Annuity and Life Insurance Company Separate Account B at December 31, 2011, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 4, 2012

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2011**
*(Dollars in thousands)*

| | BlackRock Global Allocation V.I. Fund - Class III | Columbia Asset Allocation Fund, Variable Series - Class A | Columbia Small Cap Value Fund, Variable Series - Class B | Columbia Small Company Growth Fund, Variable Series - Class A | Columbia VP Large Cap Growth Fund - Class 1 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,082,232 | $ 279 | $ 132,485 | $ 11 | $ 271 |
| Total assets | 1,082,232 | 279 | 132,485 | 11 | 271 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 136 | - | 33 | - | - |
| Total liabilities | 136 | - | 33 | - | - |
| Net assets | $ 1,082,096 | $ 279 | $ 132,452 | $ 11 | $ 271 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,082,096 | $ 279 | $ 132,452 | $ 11 | $ 271 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,082,096 | $ 279 | $ 132,452 | $ 11 | $ 271 |
| | | | | | |
| Total number of mutual fund shares | 81,493,377 | 23,651 | 9,111,794 | 983 | 41,013 |
| | | | | | |
| Cost of mutual fund shares | $ 1,042,190 | $ 325 | $ 157,175 | $ 12 | $ 309 |

*The accompanying notes are an integral part of these financial statements.*

## ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
## Statements of Assets and Liabilities
## December 31, 2011
### *(Dollars in thousands)*

| | Columbia VP Short Duration US Government Fund - Class 1 | Fidelity® VIP Equity-Income Portfolio - Service Class 2 | Fidelity® VIP Contrafund® Portfolio - Service Class 2 | Franklin Small Cap Value Securities Fund - Class 2 | ING Balanced Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 4 | $ 157,163 | $ 662,973 | $ 11,820 | $ 5,392 |
| Total assets | 4 | 157,163 | 662,973 | 11,820 | 5,392 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 30 | 104 | 1 | - |
| Total liabilities | - | 30 | 104 | 1 | - |
| Net assets | $ 4 | $ 157,133 | $ 662,869 | $ 11,819 | $ 5,392 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4 | $ 157,133 | $ 662,869 | $ 11,819 | $ 5,392 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 4 | $ 157,133 | $ 662,869 | $ 11,819 | $ 5,392 |
| | | | | | |
| Total number of mutual fund shares | 394 | 8,536,819 | 29,283,273 | 761,131 | 487,955 |
| | | | | | |
| Cost of mutual fund shares | $ 4 | $ 204,147 | $ 727,094 | $ 9,896 | $ 5,984 |

*The accompanying notes are an integral part of these financial statements.*

5

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
**Statements of Assets and Liabilities**
**December 31, 2011**
*(Dollars in thousands)*

| | ING Intermediate Bond Portfolio - Class S | ING American Funds Asset Allocation Portfolio | ING American Funds Bond Portfolio | ING American Funds Global Growth and Income Portfolio | ING American Funds Growth Portfolio |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,214,821 | $ 340,980 | $ 463,801 | $ 6,823 | $ 1,884,331 |
| Total assets | 1,214,821 | 340,980 | 463,801 | 6,823 | 1,884,331 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 197 | 46 | 63 | 1 | 320 |
| Total liabilities | 197 | 46 | 63 | 1 | 320 |
| Net assets | $ 1,214,624 | $ 340,934 | $ 463,738 | $ 6,822 | $ 1,884,011 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,214,624 | $ 340,934 | $ 463,738 | $ 6,822 | $ 1,884,011 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,214,624 | $ 340,934 | $ 463,738 | $ 6,822 | $ 1,884,011 |
| | | | | | |
| Total number of mutual fund shares | 98,445,814 | 35,444,939 | 44,725,309 | 711,521 | 39,191,577 |
| | | | | | |
| Cost of mutual fund shares | $ 1,202,341 | $ 277,962 | $ 432,882 | $ 7,113 | $ 2,034,511 |

*The accompanying notes are an integral part of these financial statements.*

## ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2011
*(Dollars in thousands)*

| | ING American Funds International Growth and Income Portfolio | | ING American Funds International Portfolio | | ING American Funds World Allocation Portfolio - Service Class | | ING Artio Foreign Portfolio - Service Class | | ING Artio Foreign Portfolio - Service 2 Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 4,490 | $ | 977,280 | $ | 184,342 | $ | 360,019 | $ | 30,964 |
| Total assets | | 4,490 | | 977,280 | | 184,342 | | 360,019 | | 30,964 |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | - | | 161 | | 28 | | 71 | | 6 |
| Total liabilities | | - | | 161 | | 28 | | 71 | | 6 |
| Net assets | $ | 4,490 | $ | 977,119 | $ | 184,314 | $ | 359,948 | $ | 30,958 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 4,490 | $ | 977,119 | $ | 184,314 | $ | 359,948 | $ | 30,958 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 4,490 | $ | 977,119 | $ | 184,314 | $ | 359,948 | $ | 30,958 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 492,304 | | 69,606,866 | | 17,341,698 | | 40,588,440 | | 3,510,714 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 4,880 | $ | 1,299,174 | $ | 195,549 | $ | 572,866 | $ | 47,475 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2011**
*(Dollars in thousands)*

| | ING BlackRock Health Sciences Opportunities Portfolio - Service Class | ING BlackRock Inflation Protected Bond Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING Clarion Global Real Estate Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 175,395 | $ 504,386 | $ 134 | $ 138,531 | $ 120,782 |
| Total assets | 175,395 | 504,386 | 134 | 138,531 | 120,782 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 34 | 73 | - | 27 | 20 |
| Total liabilities | 34 | 73 | - | 27 | 20 |
| Net assets | $ 175,361 | $ 504,313 | $ 134 | $ 138,504 | $ 120,762 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 175,361 | $ 504,313 | $ 134 | $ 138,504 | $ 120,762 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 175,361 | $ 504,313 | $ 134 | $ 138,504 | $ 120,762 |
| | | | | | |
| Total number of mutual fund shares | 15,278,343 | 46,273,934 | 13,877 | 14,475,587 | 13,586,280 |
| | | | | | |
| Cost of mutual fund shares | $ 163,127 | $ 489,188 | $ 165 | $ 125,691 | $ 128,165 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2011
*(Dollars in thousands)*

| | ING Clarion Global Real Estate Portfolio - Service 2 Class | ING Clarion Real Estate Portfolio - Service Class | ING Clarion Real Estate Portfolio - Service 2 Class | ING DFA World Equity Portfolio - Service Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,815 | $ 293,020 | $ 20,211 | $ 156,812 | $ 627,060 |
| Total assets | 1,815 | 293,020 | 20,211 | 156,812 | 627,060 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 74 | 4 | 23 | 144 |
| Total liabilities | - | 74 | 4 | 23 | 144 |
| Net assets | $ 1,815 | $ 292,946 | $ 20,207 | $ 156,789 | $ 626,916 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,815 | $ 292,935 | $ 20,207 | $ 156,789 | $ 626,914 |
| Contracts in payout (annuitization) | - | 11 | - | - | 2 |
| Total net assets | $ 1,815 | $ 292,946 | $ 20,207 | $ 156,789 | $ 626,916 |
| | | | | | |
| Total number of mutual fund shares | 203,243 | 12,358,480 | 856,773 | 20,471,505 | 46,448,884 |
| | | | | | |
| Cost of mutual fund shares | $ 2,035 | $ 299,990 | $ 21,239 | $ 152,744 | $ 640,322 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2011
*(Dollars in thousands)*

| | ING FMR℠ Diversified Mid Cap Portfolio - Service 2 Class | ING Franklin Income Portfolio - Service Class | ING Franklin Income Portfolio - Service 2 Class | ING Franklin Mutual Shares Portfolio - Service Class | ING Franklin Templeton Founding Strategy Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 29,609 | $ 456,328 | $ 9,009 | $ 178,190 | $ 747,966 |
| Total assets | 29,609 | 456,328 | 9,009 | 178,190 | 747,966 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 5 | 70 | 1 | 26 | 115 |
| Total liabilities | 5 | 70 | 1 | 26 | 115 |
| Net assets | $ 29,604 | $ 456,258 | $ 9,008 | $ 178,164 | $ 747,851 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 29,604 | $ 456,258 | $ 9,008 | $ 178,164 | $ 747,851 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 29,604 | $ 456,258 | $ 9,008 | $ 178,164 | $ 747,851 |
| | | | | | |
| Total number of mutual fund shares | 2,204,694 | 46,899,074 | 927,844 | 23,111,594 | 92,570,093 |
| | | | | | |
| Cost of mutual fund shares | $ 29,623 | $ 451,486 | $ 8,329 | $ 185,152 | $ 782,317 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2011
*(Dollars in thousands)*

| | ING Global Resources Portfolio - Adviser Class | ING Global Resources Portfolio - Service Class | ING Global Resources Portfolio - Service 2 Class | ING Invesco Van Kampen Growth and Income Portfolio - Service Class | ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 87,955 | $ 491,376 | $ 24,803 | $ 383,627 | $ 44,540 |
| Total assets | 87,955 | 491,376 | 24,803 | 383,627 | 44,540 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 11 | 99 | 4 | 94 | 7 |
| Total liabilities | 11 | 99 | 4 | 94 | 7 |
| Net assets | $ 87,944 | $ 491,277 | $ 24,799 | $ 383,533 | $ 44,533 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 87,944 | $ 491,262 | $ 24,799 | $ 383,512 | $ 44,533 |
| Contracts in payout (annuitization) | - | 15 | - | 21 | - |
| Total net assets | $ 87,944 | $ 491,277 | $ 24,799 | $ 383,533 | $ 44,533 |
| | | | | | |
| Total number of mutual fund shares | 4,651,263 | 25,289,576 | 1,285,104 | 18,285,354 | 2,136,212 |
| | | | | | |
| Cost of mutual fund shares | $ 100,692 | $ 537,651 | $ 28,064 | $ 421,195 | $ 51,681 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2011**
*(Dollars in thousands)*

| | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | | ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class | | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | | ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class | | ING Large Cap Growth Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 495,239 | $ | 25,480 | $ | 223,932 | $ | 32,089 | $ | 217,771 |
| Total assets | | 495,239 | | 25,480 | | 223,932 | | 32,089 | | 217,771 |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | 94 | | 4 | | 37 | | 7 | | 39 |
| Total liabilities | | 94 | | 4 | | 37 | | 7 | | 39 |
| Net assets | $ | 495,145 | $ | 25,476 | $ | 223,895 | $ | 32,082 | $ | 217,732 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 495,143 | $ | 25,476 | $ | 223,895 | $ | 32,082 | $ | 217,732 |
| Contracts in payout (annuitization) | | 2 | | - | | - | | - | | - |
| Total net assets | $ | 495,145 | $ | 25,476 | $ | 223,895 | $ | 32,082 | $ | 217,732 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 27,589,896 | | 1,430,630 | | 17,332,231 | | 2,503,075 | | 17,324,676 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 548,981 | $ | 26,083 | $ | 202,218 | $ | 31,275 | $ | 221,025 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2011**
*(Dollars in thousands)*

| | ING Large Cap Growth Portfolio - Service 2 Class | ING Large Cap Value Portfolio - Service Class | ING Limited Maturity Bond Portfolio - Service Class | ING Liquid Assets Portfolio - Service Class | ING Liquid Assets Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 784 | $ 64,755 | $ 75,784 | $ 994,425 | $ 19,332 |
| Total assets | 784 | 64,755 | 75,784 | 994,425 | 19,332 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 15 | 20 | 198 | 4 |
| Total liabilities | - | 15 | 20 | 198 | 4 |
| Net assets | $ 784 | $ 64,740 | $ 75,764 | $ 994,227 | $ 19,328 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 784 | $ 64,740 | $ 75,751 | $ 994,220 | $ 19,328 |
| Contracts in payout (annuitization) | - | - | 13 | 7 | - |
| Total net assets | $ 784 | $ 64,740 | $ 75,764 | $ 994,227 | $ 19,328 |
| | | | | | |
| Total number of mutual fund shares | 62,585 | 7,906,648 | 7,473,812 | 994,425,382 | 19,332,360 |
| | | | | | |
| Cost of mutual fund shares | $ 694 | $ 63,992 | $ 79,881 | $ 994,425 | $ 19,332 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2011**
*(Dollars in thousands)*

| | ING Marsico Growth Portfolio - Service Class | ING Marsico Growth Portfolio - Service 2 Class | ING MFS Total Return Portfolio - Service Class | ING MFS Total Return Portfolio - Service 2 Class | ING MFS Utilities Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 417,788 | $ 16,370 | $ 635,774 | $ 30,996 | $ 463,970 |
| Total assets | 417,788 | 16,370 | 635,774 | 30,996 | 463,970 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 116 | 3 | 147 | 6 | 92 |
| Total liabilities | 116 | 3 | 147 | 6 | 92 |
| Net assets | $ 417,672 | $ 16,367 | $ 635,627 | $ 30,990 | $ 463,878 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 417,672 | $ 16,367 | $ 635,627 | $ 30,990 | $ 463,878 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 417,672 | $ 16,367 | $ 635,627 | $ 30,990 | $ 463,878 |
| | | | | | |
| Total number of mutual fund shares | 24,868,346 | 981,420 | 42,784,281 | 2,104,289 | 33,965,613 |
| | | | | | |
| Cost of mutual fund shares | $ 358,521 | $ 14,642 | $ 686,916 | $ 34,661 | $ 491,911 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
## Statements of Assets and Liabilities
## December 31, 2011
### *(Dollars in thousands)*

| | ING Morgan Stanley Global Franchise Portfolio - Service Class | ING Morgan Stanley Global Franchise Portfolio - Service 2 Class | ING Oppenheimer Active Allocation Portfolio - Service Class | ING PIMCO High Yield Portfolio - Service Class | ING PIMCO Total Return Bond Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 333,156 | $ 58,809 | $ 50,765 | $ 506,367 | $ 2,820,056 |
| Total assets | 333,156 | 58,809 | 50,765 | 506,367 | 2,820,056 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 58 | 11 | 6 | 90 | 404 |
| Total liabilities | 58 | 11 | 6 | 90 | 404 |
| Net assets | $ 333,098 | $ 58,798 | $ 50,759 | $ 506,277 | $ 2,819,652 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 333,098 | $ 58,798 | $ 50,759 | $ 506,277 | $ 2,819,652 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 333,098 | $ 58,798 | $ 50,759 | $ 506,277 | $ 2,819,652 |
| | | | | | |
| Total number of mutual fund shares | 21,947,059 | 3,894,651 | 4,967,184 | 50,993,626 | 242,898,904 |
| | | | | | |
| Cost of mutual fund shares | $ 301,886 | $ 51,626 | $ 52,239 | $ 498,241 | $ 2,868,170 |

*The accompanying notes are an integral part of these financial statements.*

## ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
## Statements of Assets and Liabilities
## December 31, 2011
### *(Dollars in thousands)*

| | ING PIMCO Total Return Bond Portfolio - Service 2 Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING Retirement Conservative Portfolio - Adviser Class | ING Retirement Growth Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 65,846 | $ 48,391 | $ 461,931 | $ 555,087 | $ 4,112,545 |
| Total assets | 65,846 | 48,391 | 461,931 | 555,087 | 4,112,545 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 10 | 9 | 106 | 83 | 858 |
| Total liabilities | 10 | 9 | 106 | 83 | 858 |
| Net assets | $ 65,836 | $ 48,382 | $ 461,825 | $ 555,004 | $ 4,111,687 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 65,836 | $ 48,382 | $ 461,802 | $ 555,004 | $ 4,111,687 |
| Contracts in payout (annuitization) | - | - | 23 | - | - |
| Total net assets | $ 65,836 | $ 48,382 | $ 461,825 | $ 555,004 | $ 4,111,687 |
| | | | | | |
| Total number of mutual fund shares | 5,705,882 | 4,604,234 | 44,934,915 | 60,467,031 | 401,615,682 |
| | | | | | |
| Cost of mutual fund shares | $ 66,658 | $ 52,483 | $ 485,892 | $ 521,413 | $ 3,709,424 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2011**
*(Dollars in thousands)*

| | ING Retirement Moderate Growth Portfolio - Adviser Class | ING Retirement Moderate Portfolio - Adviser Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class | ING T. Rowe Price Equity Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 2,859,435 | $ 1,681,751 | $ 2,370,843 | $ 73,116 | $ 643,235 |
| Total assets | 2,859,435 | 1,681,751 | 2,370,843 | 73,116 | 643,235 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 487 | 271 | 435 | 13 | 129 |
| Total liabilities | 487 | 271 | 435 | 13 | 129 |
| Net assets | $ 2,858,948 | $ 1,681,480 | $ 2,370,408 | $ 73,103 | $ 643,106 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,858,948 | $ 1,681,480 | $ 2,370,116 | $ 73,103 | $ 642,993 |
| Contracts in payout (annuitization) | - | - | 292 | - | 113 |
| Total net assets | $ 2,858,948 | $ 1,681,480 | $ 2,370,408 | $ 73,103 | $ 643,106 |
| | | | | | |
| Total number of mutual fund shares | 270,523,695 | 155,000,110 | 103,575,491 | 3,206,846 | 56,226,830 |
| | | | | | |
| Cost of mutual fund shares | $ 2,576,786 | $ 1,517,910 | $ 2,329,414 | $ 74,559 | $ 681,813 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2011
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income Portfolio - Service 2 Class | ING T. Rowe Price International Stock Portfolio - Service Class | ING Templeton Global Growth Portfolio - Service Class | ING Templeton Global Growth Portfolio - Service 2 Class | ING Diversified International Fund - Class R |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 23,293 | $ 130,659 | $ 228,585 | $ 3,901 | $ 128 |
| Total assets | 23,293 | 130,659 | 228,585 | 3,901 | 128 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 4 | 24 | 48 | - | - |
| Total liabilities | 4 | 24 | 48 | - | - |
| Net assets | $ 23,289 | $ 130,635 | $ 228,537 | $ 3,901 | $ 128 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 23,289 | $ 130,635 | $ 228,523 | $ 3,901 | $ 128 |
| Contracts in payout (annuitization) | - | - | 14 | - | - |
| Total net assets | $ 23,289 | $ 130,635 | $ 228,537 | $ 3,901 | $ 128 |
| | | | | | |
| Total number of mutual fund shares | 2,048,633 | 13,224,597 | 21,811,517 | 374,349 | 16,089 |
| | | | | | |
| Cost of mutual fund shares | $ 25,981 | $ 180,332 | $ 265,574 | $ 4,680 | $ 187 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
## Statements of Assets and Liabilities
## December 31, 2011
### *(Dollars in thousands)*

| | ING American Century Small-Mid Cap Value Portfolio - Service Class | | ING Baron Small Cap Growth Portfolio - Service Class | | ING Columbia Small Cap Value II Portfolio - Service Class | | ING Davis New York Venture Portfolio - Service Class | | ING Global Bond Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 1,975 | $ | 335,787 | $ | 127,536 | $ | 242,766 | $ | 8,930 |
| Total assets | | 1,975 | | 335,787 | | 127,536 | | 242,766 | | 8,930 |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | - | | 16 | | 19 | | 33 | | - |
| Total liabilities | | - | | 16 | | 19 | | 33 | | - |
| Net assets | $ | 1,975 | $ | 335,771 | $ | 127,517 | $ | 242,733 | $ | 8,930 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 1,975 | $ | 335,771 | $ | 127,517 | $ | 242,733 | $ | 8,930 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 1,975 | $ | 335,771 | $ | 127,517 | $ | 242,733 | $ | 8,930 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 174,783 | | 17,335,391 | | 12,677,531 | | 14,493,472 | | 788,138 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 1,687 | $ | 269,402 | $ | 101,560 | $ | 237,050 | $ | 8,839 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2011
*(Dollars in thousands)*

| | ING Invesco Van Kampen Comstock Portfolio - Service Class | ING Invesco Van Kampen Equity and Income Portfolio - Initial Class | ING Invesco Van Kampen Equity and Income Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Oppenheimer Global Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 173,107 | $ 1,561 | $ 174,091 | $ 125,832 | $ 4,873 |
| Total assets | 173,107 | 1,561 | 174,091 | 125,832 | 4,873 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 29 | 21 | 8 | 18 | 1 |
| Total liabilities | 29 | 21 | 8 | 18 | 1 |
| Net assets | $ 173,078 | $ 1,540 | $ 174,083 | $ 125,814 | $ 4,872 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 173,078 | $ 1,540 | $ 174,083 | $ 125,814 | $ 4,872 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 173,078 | $ 1,540 | $ 174,083 | $ 125,814 | $ 4,872 |
| | | | | | |
| Total number of mutual fund shares | 17,627,984 | 47,231 | 5,306,049 | 8,981,608 | 388,571 |
| | | | | | |
| Cost of mutual fund shares | $ 181,340 | $ 1,566 | $ 170,361 | $ 117,681 | $ 5,091 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
**Statements of Assets and Liabilities**
**December 31, 2011**
*(Dollars in thousands)*

|  | ING Oppenheimer Global Portfolio - Service Class | ING PIMCO Total Return Portfolio - Service Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Service Class | ING Solution 2035 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 116,464 | $ 6,250 | $ 15,011 | $ 16,404 | $ 9,778 |
| Total assets | 116,464 | 6,250 | 15,011 | 16,404 | 9,778 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 18 | - | - | 1 | 1 |
| Total liabilities | 18 | - | - | 1 | 1 |
| Net assets | $ 116,446 | $ 6,250 | $ 15,011 | $ 16,403 | $ 9,777 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 116,446 | $ 6,250 | $ 15,011 | $ 16,403 | $ 9,777 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 116,446 | $ 6,250 | $ 15,011 | $ 16,403 | $ 9,777 |
| | | | | | |
| Total number of mutual fund shares | 9,554,044 | 536,509 | 1,416,096 | 1,559,341 | 921,603 |
| | | | | | |
| Cost of mutual fund shares | $ 136,886 | $ 5,965 | $ 14,632 | $ 14,982 | $ 9,845 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2011
*(Dollars in thousands)*

| | ING Solution 2045 Portfolio - Service Class | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,131 | $ 6,055 | $ 9,331 | $ 105,844 | $ 190,520 |
| Total assets | 1,131 | 6,055 | 9,331 | 105,844 | 190,520 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | 16 | 30 |
| Total liabilities | - | - | - | 16 | 30 |
| Net assets | $ 1,131 | $ 6,055 | $ 9,331 | $ 105,828 | $ 190,490 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,131 | $ 6,055 | $ 9,331 | $ 105,828 | $ 190,490 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,131 | $ 6,055 | $ 9,331 | $ 105,828 | $ 190,490 |
| | | | | | |
| Total number of mutual fund shares | 106,036 | 575,036 | 1,150,583 | 1,989,178 | 20,097,029 |
| | | | | | |
| Cost of mutual fund shares | $ 1,145 | $ 6,027 | $ 6,409 | $ 96,870 | $ 198,000 |

*The accompanying notes are an integral part of these financial statements.*

22

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2011
*(Dollars in thousands)*

| | ING Thornburg Value Portfolio - Initial Class | ING Thornburg Value Portfolio - Service Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING Strategic Allocation Conservative Portfolio - Class S | ING Strategic Allocation Growth Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 895 | $ 6,349 | $ 5,199 | $ 1,286 | $ 460 |
| Total assets | 895 | 6,349 | 5,199 | 1,286 | 460 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 1 | - | - | - |
| Total liabilities | - | 1 | - | - | - |
| Net assets | $ 895 | $ 6,348 | $ 5,199 | $ 1,286 | $ 460 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 895 | $ 6,348 | $ 5,199 | $ 1,286 | $ 460 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 895 | $ 6,348 | $ 5,199 | $ 1,286 | $ 460 |
| | | | | | |
| Total number of mutual fund shares | 32,478 | 231,971 | 599,624 | 127,034 | 47,804 |
| | | | | | |
| Cost of mutual fund shares | $ 849 | $ 7,135 | $ 6,061 | $ 1,406 | $ 553 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2011**
*(Dollars in thousands)*

| | ING Strategic Allocation Moderate Portfolio - Class S | ING Growth and Income Portfolio - Class A | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 7 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 973 | $ 1,178,199 | $ 77 | $ 724,366 | $ 5,411 |
| Total assets | 973 | 1,178,199 | 77 | 724,366 | 5,411 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 200 | - | 170 | 1 |
| Total liabilities | - | 200 | - | 170 | 1 |
| Net assets | $ 973 | $ 1,177,999 | $ 77 | $ 724,196 | $ 5,410 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 973 | $ 1,177,999 | $ 77 | $ 724,196 | $ 5,410 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 973 | $ 1,177,999 | $ 77 | $ 724,196 | $ 5,410 |
| | | | | | |
| Total number of mutual fund shares | 98,668 | 55,081,769 | 3,581 | 33,848,866 | 698,222 |
| | | | | | |
| Cost of mutual fund shares | $ 1,061 | $ 1,223,537 | $ 87 | $ 685,369 | $ 6,225 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2011**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 | ING GET U.S. Core Portfolio - Series 12 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 2,620 | $ 2,736 | $ 2,242 | $ 4,001 | $ 1,817 |
| Total assets | 2,620 | 2,736 | 2,242 | 4,001 | 1,817 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 1 | 1 | - | - | - |
| Total liabilities | 1 | 1 | - | - | - |
| Net assets | $ 2,619 | $ 2,735 | $ 2,242 | $ 4,001 | $ 1,817 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,619 | $ 2,735 | $ 2,242 | $ 4,001 | $ 1,817 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 2,619 | $ 2,735 | $ 2,242 | $ 4,001 | $ 1,817 |
| | | | | | |
| Total number of mutual fund shares | 336,718 | 350,331 | 281,695 | 505,829 | 233,290 |
| | | | | | |
| Cost of mutual fund shares | $ 2,965 | $ 3,099 | $ 2,565 | $ 4,432 | $ 2,117 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2011**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 13 | | ING GET U.S. Core Portfolio - Series 14 | | ING BlackRock Science and Technology Opportunities Portfolio - Class S | | ING Euro STOXX 50 Index Portfolio - Class A | | ING FTSE 100 Index Portfolio - Class A | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 9,104 | $ | 29,174 | $ | 198,054 | $ | 2,955 | $ | 2,300 |
| Total assets | | 9,104 | | 29,174 | | 198,054 | | 2,955 | | 2,300 |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | 1 | | 10 | | 34 | | - | | - |
| Total liabilities | | 1 | | 10 | | 34 | | - | | - |
| Net assets | $ | 9,103 | $ | 29,164 | $ | 198,020 | $ | 2,955 | $ | 2,300 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 9,103 | $ | 29,164 | $ | 198,020 | $ | 2,955 | $ | 2,300 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 9,103 | $ | 29,164 | $ | 198,020 | $ | 2,955 | $ | 2,300 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 931,806 | | 2,857,443 | | 37,796,512 | | 351,309 | | 200,365 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 9,203 | $ | 28,893 | $ | 190,245 | $ | 3,787 | $ | 2,518 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2011
*(Dollars in thousands)*

| | ING Hang Seng Index Portfolio - Class S | ING Index Plus LargeCap Portfolio - Class S | ING Index Plus MidCap Portfolio - Class S | ING Index Plus SmallCap Portfolio - Class S | ING International Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 44,185 | $ 126,009 | $ 107,741 | $ 83,493 | $ 39,494 |
| Total assets | 44,185 | 126,009 | 107,741 | 83,493 | 39,494 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 6 | 28 | 20 | 15 | 6 |
| Total liabilities | 6 | 28 | 20 | 15 | 6 |
| Net assets | $ 44,179 | $ 125,981 | $ 107,721 | $ 83,478 | $ 39,488 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 44,179 | $ 125,981 | $ 107,721 | $ 83,478 | $ 39,488 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 44,179 | $ 125,981 | $ 107,721 | $ 83,478 | $ 39,488 |
| | | | | | |
| Total number of mutual fund shares | 3,959,274 | 9,313,340 | 7,158,846 | 6,094,359 | 5,424,995 |
| | | | | | |
| Cost of mutual fund shares | $ 53,263 | $ 144,595 | $ 121,706 | $ 93,613 | $ 43,835 |

*The accompanying notes are an integral part of these financial statements.*

27

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2011**
*(Dollars in thousands)*

| | ING Japan TOPIX Index® Portfolio - Class A | ING Russell™ Large Cap Growth Index Portfolio - Class S | ING Russell™ Large Cap Index Portfolio - Class S | ING Russell™ Large Cap Value Index Portfolio - Class S | ING Russell™ Mid Cap Growth Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 9,568 | $ 146,065 | $ 297,044 | $ 38,957 | $ 243,151 |
| Total assets | 9,568 | 146,065 | 297,044 | 38,957 | 243,151 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 1 | 32 | 77 | 7 | 59 |
| Total liabilities | 1 | 32 | 77 | 7 | 59 |
| Net assets | $ 9,567 | $ 146,033 | $ 296,967 | $ 38,950 | $ 243,092 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 9,567 | $ 146,033 | $ 296,967 | $ 38,950 | $ 243,092 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 9,567 | $ 146,033 | $ 296,967 | $ 38,950 | $ 243,092 |
| | | | | | |
| Total number of mutual fund shares | 1,020,008 | 9,895,987 | 30,560,099 | 3,124,048 | 15,282,886 |
| | | | | | |
| Cost of mutual fund shares | $ 10,696 | $ 121,465 | $ 247,929 | $ 39,791 | $ 196,302 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2011
*(Dollars in thousands)*

| | ING Russell™ Mid Cap Index Portfolio - Class S | | ING Russell™ Small Cap Index Portfolio - Class S | | ING Small Company Portfolio - Class S | | ING U.S. Bond Index Portfolio - Class S | | ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 102,837 | $ | 136,097 | $ | 89,904 | $ | 297,601 | $ | 169,763 |
| Total assets | | 102,837 | | 136,097 | | 89,904 | | 297,601 | | 169,763 |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | 13 | | 21 | | 12 | | 47 | | 27 |
| Total liabilities | | 13 | | 21 | | 12 | | 47 | | 27 |
| Net assets | $ | 102,824 | $ | 136,076 | $ | 89,892 | $ | 297,554 | $ | 169,736 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 102,824 | $ | 136,076 | $ | 89,892 | $ | 297,554 | $ | 169,736 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 102,824 | $ | 136,076 | $ | 89,892 | $ | 297,554 | $ | 169,736 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 9,289,746 | | 11,652,143 | | 5,116,908 | | 26,956,636 | | 22,817,604 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 102,132 | $ | 134,694 | $ | 83,991 | $ | 290,327 | $ | 157,205 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
**Statements of Assets and Liabilities**
**December 31, 2011**
*(Dollars in thousands)*

| | ING International Value Portfolio - Class S | | ING MidCap Opportunities Portfolio - Class S | | ING SmallCap Opportunities Portfolio - Class S | | Invesco V.I. Leisure Fund - Series I Shares | | Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 6,655 | $ | 353,390 | $ | 58,870 | $ | 16,502 | $ | 75 |
| Total assets | | 6,655 | | 353,390 | | 58,870 | | 16,502 | | 75 |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | - | | 91 | | 15 | | 4 | | - |
| Total liabilities | | - | | 91 | | 15 | | 4 | | - |
| Net assets | $ | 6,655 | $ | 353,299 | $ | 58,855 | $ | 16,498 | $ | 75 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 6,655 | $ | 353,298 | $ | 58,855 | $ | 16,498 | $ | 75 |
| Contracts in payout (annuitization) | | - | | 1 | | - | | - | | - |
| Total net assets | $ | 6,655 | $ | 353,299 | $ | 58,855 | $ | 16,498 | $ | 75 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 926,852 | | 31,080,889 | | 2,815,401 | | 2,171,295 | | 5,508 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 9,898 | $ | 308,997 | $ | 49,440 | $ | 18,216 | $ | 90 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2011
*(Dollars in thousands)*

| | Legg Mason Global Currents Variable International All Cap Opportunity Portfolio | Legg Mason Western Asset Variable High Income Portfolio | Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class | PIMCO Real Return Portfolio - Administrative Class | Pioneer Equity Income VCT Portfolio - Class II |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 33 | $ 71 | $ 1,442 | $ 12,983 | $ 14,739 |
| Total assets | 33 | 71 | 1,442 | 12,983 | 14,739 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | 1 |
| Total liabilities | - | - | - | - | 1 |
| Net assets | $ 33 | $ 71 | $ 1,442 | $ 12,983 | $ 14,738 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 33 | $ 71 | $ 1,442 | $ 12,983 | $ 14,738 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 33 | $ 71 | $ 1,442 | $ 12,983 | $ 14,738 |
| | | | | | |
| Total number of mutual fund shares | 6,428 | 12,731 | 84,739 | 930,661 | 722,847 |
| | | | | | |
| Cost of mutual fund shares | $ 53 | $ 78 | $ 1,137 | $ 11,894 | $ 14,490 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2011**
*(Dollars in thousands)*

| | ProFund VP Bull | ProFund VP Europe 30 | ProFund VP Rising Rates Opportunity | Wells Fargo Advantage VT Omega Growth Fund - Class 2 | Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 12,017 | $ 6,950 | $ 5,756 | $ 1,240 | $ 2,052 |
| Total assets | 12,017 | 6,950 | 5,756 | 1,240 | 2,052 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 4 | 1 | 1 | - | - |
| Total liabilities | 4 | 1 | 1 | - | - |
| Net assets | $ 12,013 | $ 6,949 | $ 5,755 | $ 1,240 | $ 2,052 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 12,013 | $ 6,949 | $ 5,755 | $ 1,240 | $ 2,052 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 12,013 | $ 6,949 | $ 5,755 | $ 1,240 | $ 2,052 |
| | | | | | |
| Total number of mutual fund shares | 463,616 | 361,795 | 767,457 | 55,167 | 169,736 |
| | | | | | |
| Cost of mutual fund shares | $ 14,187 | $ 9,747 | $ 14,108 | $ 1,052 | $ 2,144 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2011**
*(Dollars in thousands)*

| | Wells Fargo Advantage VT Intrinsic Value Fund - Class 2 | Wells Fargo Advantage VT Small Cap Growth Fund - Class 2 | Wells Fargo Advantage VT Total Return Bond Fund |
|---|---|---|---|
| **Assets** | | | |
| Investments in mutual funds | | | |
| at fair value | $ 721 | $ 361 | $ 849 |
| Total assets | 721 | 361 | 849 |
| | | | |
| **Liabilities** | | | |
| Payable to related parties | - | - | - |
| Total liabilities | - | - | - |
| Net assets | $ 721 | $ 361 | $ 849 |
| | | | |
| **Net assets** | | | |
| Accumulation units | $ 721 | $ 361 | $ 849 |
| Contracts in payout (annuitization) | - | - | - |
| Total net assets | $ 721 | $ 361 | $ 849 |
| | | | |
| Total number of mutual fund shares | 58,038 | 46,995 | 80,517 |
| | | | |
| Cost of mutual fund shares | $ 811 | $ 339 | $ 804 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Operations**
**For the Year Ended December 31, 2011**
*(Dollars in thousands)*

| | BlackRock Global Allocation V.I. Fund - Class III | Columbia Asset Allocation Fund, Variable Series - Class A | Columbia Federal Securities Fund, Variable Series - Class A | Columbia Large Cap Growth Fund, Variable Series - Class A | Columbia Small Cap Value Fund, Variable Series - Class B |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 25,754 | $ 8 | $ 1 | $ 2 | $ 1,294 |
| Total investment income | 25,754 | 8 | 1 | 2 | 1,294 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 19,276 | 4 | - | 2 | 2,587 |
| Annual administrative charges | 176 | - | - | - | 51 |
| Contingent deferred sales charges | 789 | - | - | - | 128 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 8,636 | - | - | - | 1,183 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 28,877 | 4 | - | 2 | 3,949 |
| Net investment income (loss) | (3,123) | 4 | 1 | - | (2,655) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 48,722 | (4) | (1) | 96 | 191 |
| Capital gains distributions | 27,585 | - | - | - | 15,781 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 76,307 | (4) | (1) | 96 | 15,972 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (139,537) | (5) | - | (63) | (26,358) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (63,230) | (9) | (1) | 33 | (10,386) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (66,353) | $ (5) | $ - | $ 33 | $ (13,041) |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | Columbia Small Company Growth Fund, Variable Series - Class A | Columbia VP Large Cap Growth Fund - Class 1 | Columbia VP Short Duration US Government Fund - Class 1 | Fidelity® VIP Equity-Income Portfolio - Service Class 2 | Fidelity® VIP Contrafund® Portfolio - Service Class 2 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ 3,751 | $ 5,542 |
| Total investment income | - | - | - | 3,751 | 5,542 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 3 | - | 2,856 | 12,327 |
| Annual administrative charges | - | - | - | 50 | 153 |
| Contingent deferred sales charges | - | - | - | 109 | 508 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | - | - | - | 1,116 | 4,902 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | - | 3 | - | 4,131 | 17,890 |
| Net investment income (loss) | - | (3) | - | (380) | (12,348) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | (8) | - | (7,177) | (40,649) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | (8) | - | (7,177) | (40,649) |
| Net unrealized appreciation (depreciation) of investments | - | (38) | - | 4,916 | 16,548 |
| Net realized and unrealized gain (loss) on investments | - | (46) | - | (2,261) | (24,101) |
| Net increase (decrease) in net assets resulting from operations | $ - | $ (49) | $ - | $ (2,641) | $ (36,449) |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | Franklin Small Cap Value Securities Fund - Class 2 | ING Balanced Portfolio - Class S | ING Intermediate Bond Portfolio - Class S | ING American Funds Asset Allocation Portfolio | ING American Funds Bond Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 94 | $ 151 | $ 51,543 | $ 4,923 | $ 12,877 |
| Total investment income | 94 | 151 | 51,543 | 4,923 | 12,877 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 140 | 72 | 20,241 | 5,890 | 7,845 |
| Annual administrative charges | 1 | 1 | 292 | 64 | 84 |
| Contingent deferred sales charges | 2 | 2 | 1,194 | 249 | 472 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 68 | 9 | 7,950 | 2,774 | 3,531 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 211 | 84 | 29,677 | 8,977 | 11,932 |
| Net investment income (loss) | (117) | 67 | 21,866 | (4,054) | 945 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (653) | (257) | (19,884) | 1,165 | 13,400 |
| Capital gains distributions | - | - | - | 32 | 1,574 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (653) | (257) | (19,884) | 1,197 | 14,974 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (28) | 22 | 54,114 | (3,094) | (1,823) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (681) | (235) | 34,230 | (1,897) | 13,151 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (798) | $ (168) | $ 56,096 | $ (5,951) | $ 14,096 |

*The accompanying notes are an integral part of these financial statements.*

## ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | ING American Funds Global Growth and Income Portfolio | ING American Funds Growth Portfolio | ING American Funds Growth-Income Portfolio | ING American Funds International Growth and Income Portfolio | ING American Funds International Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 4,122 | $ 12,226 | $ - | $ 19,220 |
| Total investment income | - | 4,122 | 12,226 | - | 19,220 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 74 | 37,201 | 1,380 | 52 | 20,576 |
| Annual administrative charges | 1 | 481 | (140) | 1 | 241 |
| Contingent deferred sales charges | 2 | 1,709 | 76 | 2 | 846 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 30 | 15,767 | 483 | 23 | 8,368 |
| Amortization of deferred charges | - | - | - | - | 1 |
| Total expenses | 107 | 55,158 | 1,799 | 78 | 30,032 |
| Net investment income (loss) | (107) | (51,036) | 10,427 | (78) | (10,812) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (172) | 16,873 | (108,276) | (127) | (36,304) |
| Capital gains distributions | - | 162 | - | - | 6,320 |
| Total realized gain (loss) on investments and capital gains distributions | (172) | 17,035 | (108,276) | (127) | (29,984) |
| Net unrealized appreciation (depreciation) of investments | (291) | (113,998) | 107,306 | (390) | (160,596) |
| Net realized and unrealized gain (loss) on investments | (463) | (96,963) | (970) | (517) | (190,580) |
| Net increase (decrease) in net assets resulting from operations | $ (570) | $ (147,999) | $ 9,457 | $ (595) | $ (201,392) |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Operations**
**For the Year Ended December 31, 2011**
*(Dollars in thousands)*

| | ING American Funds World Allocation Portfolio - Service Class | ING Artio Foreign Portfolio - Service Class | ING Artio Foreign Portfolio - Service 2 Class | ING BlackRock Health Sciences Opportunities Portfolio - Service Class | ING BlackRock Inflation Protected Bond Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,989 | $ 8,590 | $ 679 | $ 950 | $ 7,707 |
| Total investment income | 1,989 | 8,590 | 679 | 950 | 7,707 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 3,951 | 8,055 | 710 | 3,125 | 6,067 |
| Annual administrative charges | 47 | 111 | 9 | 56 | 89 |
| Contingent deferred sales charges | 186 | 320 | 17 | 190 | 369 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 1,849 | 3,208 | 354 | 1,290 | 2,538 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 6,033 | 11,694 | 1,090 | 4,661 | 9,063 |
| Net investment income (loss) | (4,044) | (3,104) | (411) | (3,711) | (1,356) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 12,157 | (39,745) | (1,096) | (4,717) | 2,176 |
| Capital gains distributions | 5,560 | - | - | - | 13,548 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 17,717 | (39,745) | (1,096) | (4,717) | 15,724 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (33,776) | (73,201) | (8,632) | 9,734 | 13,968 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (16,059) | (112,946) | (9,728) | 5,017 | 29,692 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (20,103) | $ (116,050) | $ (10,139) | $ 1,306 | $ 28,336 |

*The accompanying notes are an integral part of these financial statements.*

| | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Value Portfolio - Service Class | ING BlackRock Large Cap Value Portfolio - Service 2 Class | ING Clarion Global Real Estate Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 638 | $ 795 | $ 66 | $ 4,694 |
| Total investment income | 1 | 638 | 795 | 66 | 4,694 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 2,601 | 25 | 2 | 2,314 |
| Annual administrative charges | - | 46 | (3) | - | 28 |
| Contingent deferred sales charges | - | 130 | 1 | - | 107 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | - | 979 | 8 | 1 | 992 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 1 | 3,756 | 31 | 3 | 3,441 |
| Net investment income (loss) | - | (3,118) | 764 | 63 | 1,253 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (5) | (4,312) | (6,216) | (477) | (7,827) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (5) | (4,312) | (6,216) | (477) | (7,827) |
| Net unrealized appreciation (depreciation) of investments | 2 | (2,224) | 5,944 | 456 | (3,437) |
| Net realized and unrealized gain (loss) on investments | (3) | (6,536) | (272) | (21) | (11,264) |
| Net increase (decrease) in net assets resulting from operations | $ (3) | $ (9,654) | $ 492 | $ 42 | $ (10,011) |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | ING Clarion Global Real Estate Portfolio - Service 2 Class | ING Clarion Real Estate Portfolio - Service Class | ING Clarion Real Estate Portfolio - Service 2 Class | ING Core Growth and Income Portfolio - Service Class | ING Core Growth and Income Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 68 | $ 3,965 | $ 241 | $ 6,625 | $ 306 |
| Total investment income | 68 | 3,965 | 241 | 6,625 | 306 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 38 | 5,342 | 370 | 6,203 | 340 |
| Annual administrative charges | - | 126 | 6 | 52 | 2 |
| Contingent deferred sales charges | 1 | 341 | 6 | 262 | 7 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 19 | 1,866 | 182 | 2,286 | 164 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 58 | 7,675 | 564 | 8,803 | 513 |
| Net investment income (loss) | 10 | (3,710) | (323) | (2,178) | (207) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (169) | (28,568) | (814) | (134,599) | (8,519) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (169) | (28,568) | (814) | (134,599) | (8,519) |
| Net unrealized appreciation (depreciation) of investments | (5) | 53,114 | 2,420 | 96,582 | 6,551 |
| Net realized and unrealized gain (loss) on investments | (174) | 24,546 | 1,606 | (38,017) | (1,968) |
| Net increase (decrease) in net assets resulting from operations | $ (164) | $ 20,836 | $ 1,283 | $ (40,195) | $ (2,175) |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | ING DFA World Equity Portfolio - Service Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class | ING Franklin Income Portfolio - Service Class | ING Franklin Income Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 4,494 | $ 1,502 | $ 68 | $ 26,308 | $ 499 |
| Total investment income | 4,494 | 1,502 | 68 | 26,308 | 499 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 3,299 | 13,215 | 612 | 8,139 | 161 |
| Annual administrative charges | 32 | 244 | 9 | 103 | 2 |
| Contingent deferred sales charges | 234 | 490 | 9 | 329 | 6 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 1,548 | 4,473 | 292 | 2,866 | 76 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 5,113 | 18,422 | 922 | 11,437 | 245 |
| Net investment income (loss) | (619) | (16,920) | (854) | 14,871 | 254 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (9,816) | 16,739 | 529 | (8,436) | (179) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (9,816) | 16,739 | 529 | (8,436) | (179) |
| Net unrealized appreciation (depreciation) of investments | (11,536) | (99,698) | (4,364) | (7,611) | (115) |
| Net realized and unrealized gain (loss) on investments | (21,352) | (82,959) | (3,835) | (16,047) | (294) |
| Net increase (decrease) in net assets resulting from operations | $ (21,971) | $ (99,879) | $ (4,689) | $ (1,176) | $ (40) |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | ING Franklin Mutual Shares Portfolio - Service Class | ING Franklin Templeton Founding Strategy Portfolio - Service Class | ING Global Resources Portfolio - Adviser Class | ING Global Resources Portfolio - Service Class | ING Global Resources Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 6,514 | $ 18,869 | $ 601 | $ 3,151 | $ 116 |
| Total investment income | 6,514 | 18,869 | 601 | 3,151 | 116 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 3,270 | 13,758 | 1,184 | 10,248 | 509 |
| Annual administrative charges | 38 | 181 | 19 | 156 | 7 |
| Contingent deferred sales charges | 126 | 750 | 31 | 632 | 10 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 1,266 | 6,373 | 532 | 4,115 | 249 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 4,700 | 21,062 | 1,766 | 15,151 | 775 |
| Net investment income (loss) | 1,814 | (2,193) | (1,165) | (12,000) | (659) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (4,723) | (22,689) | (3,055) | (14,694) | (164) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (4,723) | (22,689) | (3,055) | (14,694) | (164) |
| Net unrealized appreciation (depreciation) of investments | (3,018) | (5,336) | (12,737) | (37,942) | (2,491) |
| Net realized and unrealized gain (loss) on investments | (7,741) | (28,025) | (15,792) | (52,636) | (2,655) |
| Net increase (decrease) in net assets resulting from operations | $ (5,927) | $ (30,218) | $ (16,957) | $ (64,636) | $ (3,314) |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | ING Invesco Van Kampen Growth and Income Portfolio - Service Class | ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5,155 | $ 523 | $ 5,019 | $ 214 | $ 796 |
| Total investment income | 5,155 | 523 | 5,019 | 214 | 796 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 7,204 | 890 | 10,146 | 547 | 3,980 |
| Annual administrative charges | 159 | 11 | 144 | 7 | 51 |
| Contingent deferred sales charges | 182 | 14 | 503 | 9 | 216 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 1,734 | 396 | 4,180 | 261 | 1,640 |
| Amortization of deferred charges | 1 | - | - | - | - |
| Total expenses | 9,280 | 1,311 | 14,973 | 824 | 5,887 |
| Net investment income (loss) | (4,125) | (788) | (9,954) | (610) | (5,091) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 10,484 | (784) | (6,787) | 1,377 | (5,048) |
| Capital gains distributions | - | - | 19,495 | 1,020 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 10,484 | (784) | 12,708 | 2,397 | (5,048) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (24,374) | (848) | (133,654) | (8,715) | 3,052 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (13,890) | (1,632) | (120,946) | (6,318) | (1,996) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (18,015) | $ (2,420) | $ (130,900) | $ (6,928) | $ (7,087) |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class | ING Large Cap Growth Portfolio - Service Class | ING Large Cap Growth Portfolio - Service 2 Class | ING Large Cap Value Portfolio - Service Class | ING Limited Maturity Bond Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 67 | $ 455 | $ 2 | $ 622 | $ 2,654 |
| Total investment income | 67 | 455 | 2 | 622 | 2,654 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 635 | 3,782 | 16 | 1,006 | 1,381 |
| Annual administrative charges | 10 | 72 | - | 35 | 39 |
| Contingent deferred sales charges | 12 | 160 | 1 | 28 | 17 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 310 | 1,631 | 8 | 310 | 112 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 967 | 5,645 | 25 | 1,379 | 1,549 |
| Net investment income (loss) | (900) | (5,190) | (23) | (757) | 1,105 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 198 | 11,389 | 19 | (836) | (2,671) |
| Capital gains distributions | - | 14,344 | 53 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 198 | 25,733 | 72 | (836) | (2,671) |
| Net unrealized appreciation (depreciation) of investments | (580) | (23,630) | (55) | 763 | 1,059 |
| Net realized and unrealized gain (loss) on investments | (382) | 2,103 | 17 | (73) | (1,612) |
| Net increase (decrease) in net assets resulting from operations | $ (1,282) | $ (3,087) | $ (6) | $ (830) | $ (507) |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Operations**
**For the Year Ended December 31, 2011**
*(Dollars in thousands)*

| | ING Liquid Assets Portfolio - Service Class | ING Liquid Assets Portfolio - Service 2 Class | ING Lord Abbett Growth and Income Portfolio - Service Class | ING Lord Abbett Growth and Income Portfolio - Service 2 Class | ING Marsico Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ 1,062 |
| Total investment income | - | - | - | - | 1,062 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 17,446 | 378 | 57 | 2 | 8,058 |
| Annual administrative charges | 352 | 6 | (10) | - | 201 |
| Contingent deferred sales charges | 4,450 | 76 | 2 | - | 237 |
| Minimum death benefit guarantee charges | 1 | - | - | - | - |
| Other contract charges | 5,137 | 157 | 13 | 1 | 2,277 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 27,386 | 617 | 62 | 3 | 10,773 |
| Net investment income (loss) | (27,386) | (617) | (62) | (3) | (9,711) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | (8,765) | (397) | 45,214 |
| Capital gains distributions | 291 | 6 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 291 | 6 | (8,765) | (397) | 45,214 |
| Net unrealized appreciation (depreciation) of investments | - | - | 10,135 | 447 | (53,861) |
| Net realized and unrealized gain (loss) on investments | 291 | 6 | 1,370 | 50 | (8,647) |
| Net increase (decrease) in net assets resulting from operations | $ (27,095) | $ (611) | $ 1,308 | $ 47 | $ (18,358) |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | ING Marsico Growth Portfolio - Service 2 Class | ING MFS Total Return Portfolio - Service Class | ING MFS Total Return Portfolio - Service 2 Class | ING MFS Utilities Portfolio - Service Class | ING Morgan Stanley Global Franchise Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 17 | $ 16,524 | $ 763 | $ 15,969 | $ 7,747 |
| Total investment income | 17 | 16,524 | 763 | 15,969 | 7,747 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 319 | 11,763 | 607 | 7,799 | 5,848 |
| Annual administrative charges | 4 | 249 | 8 | 139 | 88 |
| Contingent deferred sales charges | 8 | 452 | 10 | 588 | 276 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 154 | 3,300 | 287 | 3,145 | 2,421 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 485 | 15,764 | 912 | 11,671 | 8,633 |
| Net investment income (loss) | (468) | 760 | (149) | 4,298 | (886) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 527 | (15,414) | (1,228) | (14,338) | (1,028) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 527 | (15,414) | (1,228) | (14,338) | (1,028) |
| Net unrealized appreciation (depreciation) of investments | (834) | 10,803 | 928 | 25,614 | 21,385 |
| Net realized and unrealized gain (loss) on investments | (307) | (4,611) | (300) | 11,276 | 20,357 |
| Net increase (decrease) in net assets resulting from operations | $ (775) | $ (3,851) | $ (449) | $ 15,574 | $ 19,471 |

*The accompanying notes are an integral part of these financial statements.*

| | ING Morgan Stanley Global Franchise Portfolio - Service 2 Class | ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class | ING Oppenheimer Active Allocation Portfolio - Service Class | ING PIMCO High Yield Portfolio - Service Class | ING PIMCO Total Return Bond Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,363 | $ 60 | $ 15 | $ 37,401 | $ 117,995 |
| Total investment income | 1,363 | 60 | 15 | 37,401 | 117,995 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 1,126 | 65 | 954 | 9,026 | 49,401 |
| Annual administrative charges | 18 | (6) | 7 | 144 | 559 |
| Contingent deferred sales charges | 21 | 3 | 49 | 415 | 2,874 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 518 | 29 | 465 | 2,773 | 19,819 |
| Amortization of deferred charges | - | - | - | - | 1 |
| Total expenses | 1,683 | 91 | 1,475 | 12,358 | 72,654 |
| Net investment income (loss) | (320) | (31) | (1,460) | 25,043 | 45,341 |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1,762 | (1,122) | 5,306 | (2,553) | 17,391 |
| Capital gains distributions | - | 5,345 | 25 | - | 113,913 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1,762 | 4,223 | 5,331 | (2,553) | 131,304 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 2,267 | (2,655) | (7,753) | (12,874) | (155,150) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 4,029 | 1,568 | (2,422) | (15,427) | (23,846) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 3,709 | $ 1,537 | $ (3,882) | $ 9,616 | $ 21,495 |

*The accompanying notes are an integral part of these financial statements.*

| | ING PIMCO Total Return Bond Portfolio - Service 2 Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING Retirement Conservative Portfolio - Adviser Class | ING Retirement Growth Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2,787 | $ 702 | $ 6,385 | $ 8,138 | $ 36,177 |
| Total investment income | 2,787 | 702 | 6,385 | 8,138 | 36,177 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1,238 | 921 | 9,037 | 8,588 | 77,288 |
| Annual administrative charges | 14 | 15 | 173 | 107 | 1,355 |
| Contingent deferred sales charges | 41 | 28 | 341 | 496 | 4,309 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 543 | 359 | 3,306 | 3,680 | 37,329 |
| Amortization of deferred charges | - | - | 1 | - | 1 |
| Total expenses | 1,836 | 1,323 | 12,858 | 12,871 | 120,282 |
| Net investment income (loss) | 951 | (621) | (6,473) | (4,733) | (84,105) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1,562 | 237 | 1,707 | 12,302 | 55,907 |
| Capital gains distributions | 2,796 | - | - | 4,377 | - |
| Total realized gain (loss) on investments and capital gains distributions | 4,358 | 237 | 1,707 | 16,679 | 55,907 |
| Net unrealized appreciation (depreciation) of investments | (4,911) | (3,366) | (33,023) | 571 | (139,667) |
| Net realized and unrealized gain (loss) on investments | (553) | (3,129) | (31,316) | 17,250 | (83,760) |
| Net increase (decrease) in net assets resulting from operations | $ 398 | $ (3,750) | $ (37,789) | $ 12,517 | $ (167,865) |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | ING Retirement Moderate Growth Portfolio - Adviser Class | ING Retirement Moderate Portfolio - Adviser Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class | ING T. Rowe Price Equity Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 31,883 | $ 24,311 | $ 45,249 | $ 1,289 | $ 13,127 |
| Total investment income | 31,883 | 24,311 | 45,249 | 1,289 | 13,127 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 52,987 | 30,302 | 43,420 | 1,418 | 11,597 |
| Annual administrative charges | 743 | 397 | 683 | 19 | 209 |
| Contingent deferred sales charges | 2,736 | 1,261 | 1,815 | 31 | 461 |
| Minimum death benefit guarantee charges | - | - | - | - | 1 |
| Other contract charges | 22,108 | 12,127 | 15,868 | 666 | 4,172 |
| Amortization of deferred charges | - | - | 2 | - | 5 |
| Total expenses | 78,574 | 44,087 | 61,788 | 2,134 | 16,445 |
| Net investment income (loss) | (46,691) | (19,776) | (16,539) | (845) | (3,318) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 39,098 | 21,753 | 77,517 | (654) | (4,738) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 39,098 | 21,753 | 77,517 | (654) | (4,738) |
| Net unrealized appreciation (depreciation) of investments | (65,826) | (7,486) | (50,721) | 1,563 | (16,655) |
| Net realized and unrealized gain (loss) on investments | (26,728) | 14,267 | 26,796 | 909 | (21,393) |
| Net increase (decrease) in net assets resulting from operations | $ (73,419) | $ (5,509) | $ 10,257 | $ 64 | $ (24,711) |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income Portfolio - Service 2 Class | ING T. Rowe Price International Stock Portfolio - Service Class | ING Templeton Global Growth Portfolio - Service Class | ING Templeton Global Growth Portfolio - Service 2 Class | ING Diversified International Fund - Class R |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 449 | $ 5,346 | $ 4,159 | $ 62 | $ 1 |
| Total investment income | 449 | 5,346 | 4,159 | 62 | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 437 | 2,656 | 4,597 | 81 | 2 |
| Annual administrative charges | 7 | 37 | 81 | 1 | - |
| Contingent deferred sales charges | 8 | 122 | 137 | 2 | - |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 214 | 1,117 | 1,536 | 40 | 1 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 666 | 3,932 | 6,351 | 124 | 3 |
| Net investment income (loss) | (217) | 1,414 | (2,192) | (62) | (2) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (483) | (8,521) | 3,451 | (104) | (6) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (483) | (8,521) | 3,451 | (104) | (6) |
| Net unrealized appreciation (depreciation) of investments | (238) | (15,620) | (23,014) | (184) | (17) |
| Net realized and unrealized gain (loss) on investments | (721) | (24,141) | (19,563) | (288) | (23) |
| Net increase (decrease) in net assets resulting from operations | $ (938) | $ (22,727) | $ (21,755) | $ (350) | $ (25) |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Operations**
**For the Year Ended December 31, 2011**
*(Dollars in thousands)*

| | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Service Class | ING Davis New York Venture Portfolio - Service Class | ING Global Bond Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 29 | $ - | $ 582 | $ 2,610 | $ 655 |
| Total investment income | 29 | - | 582 | 2,610 | 655 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 27 | 6,203 | 2,501 | 4,722 | 90 |
| Annual administrative charges | - | 73 | 27 | 43 | 1 |
| Contingent deferred sales charges | 1 | 272 | 101 | 177 | 1 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 15 | 2,613 | 1,050 | 1,869 | 20 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 43 | 9,161 | 3,679 | 6,811 | 112 |
| Net investment income (loss) | (14) | (9,161) | (3,097) | (4,201) | 543 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 510 | 1,071 | 1,260 | (8,149) | 135 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 510 | 1,071 | 1,260 | (8,149) | 135 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (666) | 2,806 | (5,379) | (6,855) | (470) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (156) | 3,877 | (4,119) | (15,004) | (335) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (170) | $ (5,284) | $ (7,216) | $ (19,205) | $ 208 |

*The accompanying notes are an integral part of these financial statements.*

| | ING Invesco Van Kampen Comstock Portfolio - Service Class | ING Invesco Van Kampen Equity and Income Portfolio - Initial Class | ING Invesco Van Kampen Equity and Income Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2,423 | $ 37 | $ 3,648 | $ 1,042 | $ 120 |
| Total investment income | 2,423 | 37 | 3,648 | 1,042 | 120 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 3,128 | 15 | 3,209 | 2,138 | 100 |
| Annual administrative charges | 44 | (2) | 47 | 24 | (15) |
| Contingent deferred sales charges | 157 | - | 130 | 125 | 5 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 1,277 | - | 1,220 | 863 | 37 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 4,606 | 13 | 4,606 | 3,150 | 127 |
| Net investment income (loss) | (2,183) | 24 | (958) | (2,108) | (7) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (6,672) | 20 | (2,510) | 15,019 | (12,139) |
| Capital gains distributions | - | - | - | - | 23,069 |
| Total realized gain (loss) on investments and capital gains distributions | (6,672) | 20 | (2,510) | 15,019 | 10,930 |
| Net unrealized appreciation (depreciation) of investments | 1,288 | (69) | (3,013) | (14,481) | (9,559) |
| Net realized and unrealized gain (loss) on investments | (5,384) | (49) | (5,523) | 538 | 1,371 |
| Net increase (decrease) in net assets resulting from operations | $ (7,567) | $ (25) | $ (6,481) | $ (1,570) | $ 1,364 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING PIMCO Total Return Portfolio - Service Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 85 | $ 1,597 | $ 205 | $ 517 | $ 365 |
| Total investment income | 85 | 1,597 | 205 | 517 | 365 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 71 | 2,062 | 70 | 174 | 183 |
| Annual administrative charges | 2 | 28 | - | 1 | 1 |
| Contingent deferred sales charges | 2 | 87 | - | 1 | 2 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 2 | 804 | 14 | 89 | 102 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 77 | 2,981 | 84 | 265 | 288 |
| Net investment income (loss) | 8 | (1,384) | 121 | 252 | 77 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 199 | (2,785) | (20) | (380) | (395) |
| Capital gains distributions | - | - | 235 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 199 | (2,785) | 215 | (380) | (395) |
| Net unrealized appreciation (depreciation) of investments | (701) | (9,838) | (190) | (217) | (505) |
| Net realized and unrealized gain (loss) on investments | (502) | (12,623) | 25 | (597) | (900) |
| Net increase (decrease) in net assets resulting from operations | $ (494) | $ (14,007) | $ 146 | $ (345) | $ (823) |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | ING Solution 2035 Portfolio - Service Class | ING Solution 2045 Portfolio - Service Class | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 170 | $ 14 | $ 261 | $ 13 | $ - |
| Total investment income | 170 | 14 | 261 | 13 | - |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 117 | 14 | 68 | 116 | 1,866 |
| Annual administrative charges | 1 | - | - | 1 | 22 |
| Contingent deferred sales charges | - | 1 | - | - | 80 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 63 | 8 | 23 | 64 | 768 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 181 | 23 | 91 | 181 | 2,736 |
| Net investment income (loss) | (11) | (9) | 170 | (168) | (2,736) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (304) | (21) | (50) | (158) | 12,015 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (304) | (21) | (50) | (158) | 12,015 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (398) | (46) | (181) | (290) | (14,415) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (702) | (67) | (231) | (448) | (2,400) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (713) | $ (76) | $ (61) | $ (616) | $ (5,136) |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Initial Class | ING Thornburg Value Portfolio - Service Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING Strategic Allocation Conservative Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3,957 | $ 8 | $ 40 | $ 39 | $ 50 |
| Total investment income | 3,957 | 8 | 40 | 39 | 50 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 4,207 | 16 | 113 | 92 | 13 |
| Annual administrative charges | 46 | - | 2 | 2 | - |
| Contingent deferred sales charges | 218 | - | 3 | 5 | - |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 1,688 | - | 44 | 33 | - |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 6,159 | 16 | 162 | 132 | 13 |
| Net investment income (loss) | (2,202) | (8) | (122) | (93) | 37 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (18,388) | 89 | (51) | (130) | (51) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (18,388) | 89 | (51) | (130) | (51) |
| Net unrealized appreciation (depreciation) of investments | (16,533) | (226) | (1,004) | (41) | 24 |
| Net realized and unrealized gain (loss) on investments | (34,921) | (137) | (1,055) | (171) | (27) |
| Net increase (decrease) in net assets resulting from operations | $ (37,123) | $ (145) | $ (1,177) | $ (264) | $ 10 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | ING Strategic Allocation Growth Portfolio - Class S | ING Strategic Allocation Moderate Portfolio - Class S | ING Growth and Income Portfolio - Class A | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 14 | $ 24 | $ 10,463 | $ 1 | $ 8,619 |
| Total investment income | 14 | 24 | 10,463 | 1 | 8,619 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 6 | 8 | 20,466 | 1 | 7,506 |
| Annual administrative charges | - | - | 436 | - | 227 |
| Contingent deferred sales charges | - | - | 915 | - | 224 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | - | 2 | 8,453 | - | 2,516 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 6 | 10 | 30,270 | 1 | 10,473 |
| Net investment income (loss) | 8 | 14 | (19,807) | - | (1,854) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (80) | (35) | (4,004) | (4) | 2,752 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (80) | (35) | (4,004) | (4) | 2,752 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 56 | 6 | (45,338) | 3 | (8,237) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (24) | (29) | (49,342) | (1) | (5,485) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (16) | $ (15) | $ (69,149) | $ (1) | $ (7,339) |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 5 | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 260 | $ 301 | $ 138 | $ 51 | $ 68 |
| Total investment income | 260 | 301 | 138 | 51 | 68 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 137 | 159 | 118 | 59 | 58 |
| Annual administrative charges | 2 | 3 | 3 | 1 | 1 |
| Contingent deferred sales charges | 3 | 11 | 11 | 13 | 2 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | - | - | - | - | - |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 142 | 173 | 132 | 73 | 61 |
| Net investment income (loss) | 118 | 128 | 6 | (22) | 7 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2,630) | (2,122) | (585) | (407) | (342) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (2,630) | (2,122) | (585) | (407) | (342) |
| Net unrealized appreciation (depreciation) of investments | 2,272 | 1,783 | 447 | 346 | 270 |
| Net realized and unrealized gain (loss) on investments | (358) | (339) | (138) | (61) | (72) |
| Net increase (decrease) in net assets resulting from operations | $ (240) | $ (211) | $ (132) | $ (83) | $ (65) |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 | ING GET U.S. Core Portfolio - Series 12 | ING GET U.S. Core Portfolio - Series 13 | ING GET U.S. Core Portfolio - Series 14 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 64 | $ 96 | $ 49 | $ 243 | $ 1,006 |
| Total investment income | 64 | 96 | 49 | 243 | 1,006 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 50 | 87 | 35 | 184 | 574 |
| Annual administrative charges | 1 | 1 | - | 6 | 15 |
| Contingent deferred sales charges | 1 | 1 | 1 | 2 | 13 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | - | - | - | - | - |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 52 | 89 | 36 | 192 | 602 |
| Net investment income (loss) | 12 | 7 | 13 | 51 | 404 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (244) | (239) | (48) | (169) | (26) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (244) | (239) | (48) | (169) | (26) |
| Net unrealized appreciation (depreciation) of investments | 191 | 180 | 19 | 126 | 55 |
| Net realized and unrealized gain (loss) on investments | (53) | (59) | (29) | (43) | 29 |
| Net increase (decrease) in net assets resulting from operations | $ (41) | $ (52) | $ (16) | $ 8 | $ 433 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | ING BlackRock Science and Technology Opportunities Portfolio - Class S | ING Euro STOXX 50 Index Portfolio - Class A | ING FTSE 100 Index Portfolio - Class A | ING Hang Seng Index Portfolio - Class S | ING Index Plus LargeCap Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 553 | $ 146 | $ 1,627 | $ 2,322 |
| Total investment income | - | 553 | 146 | 1,627 | 2,322 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 4,304 | 179 | 84 | 1,075 | 2,182 |
| Annual administrative charges | 55 | 3 | 2 | 9 | 56 |
| Contingent deferred sales charges | 220 | 18 | 5 | 57 | 79 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 1,862 | 54 | 77 | 481 | 665 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 6,441 | 254 | 168 | 1,622 | 2,982 |
| Net investment income (loss) | (6,441) | 299 | (22) | 5 | (660) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 33,032 | (2,811) | (1,316) | 170 | (10,242) |
| Capital gains distributions | - | - | 76 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 33,032 | (2,811) | (1,240) | 170 | (10,242) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (60,848) | (772) | (408) | (13,476) | 8,254 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (27,816) | (3,583) | (1,648) | (13,306) | (1,988) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (34,257) | $ (3,284) | $ (1,670) | $ (13,301) | $ (2,648) |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the Year Ended December 31, 2011**
*(Dollars in thousands)*

| | ING Index Plus MidCap Portfolio - Class S | ING Index Plus SmallCap Portfolio - Class S | ING International Index Portfolio - Class S | ING Japan TOPIX Index® Portfolio - Class A | ING Russell™ Large Cap Growth Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 699 | $ 549 | $ 1,398 | $ 167 | $ 1,438 |
| Total investment income | 699 | 549 | 1,398 | 167 | 1,438 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 2,007 | 1,542 | 930 | 167 | 2,476 |
| Annual administrative charges | 31 | 24 | 10 | 2 | 54 |
| Contingent deferred sales charges | 77 | 66 | 51 | 6 | 121 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 746 | 600 | 355 | 36 | 1,059 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 2,861 | 2,232 | 1,346 | 211 | 3,710 |
| Net investment income (loss) | (2,162) | (1,683) | 52 | (44) | (2,272) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (3,109) | (3,407) | 774 | (231) | 11,059 |
| Capital gains distributions | - | - | - | 82 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (3,109) | (3,407) | 774 | (149) | 11,059 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1,687 | 2,183 | (8,670) | (1,847) | (7,707) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (1,422) | (1,224) | (7,896) | (1,996) | 3,352 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (3,584) | $ (2,907) | $ (7,844) | $ (2,040) | $ 1,080 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | ING Russell™ Large Cap Index Portfolio - Class S | ING Russell™ Large Cap Value Index Portfolio - Class S | ING Russell™ Mid Cap Growth Index Portfolio - Class S | ING Russell™ Mid Cap Index Portfolio - Class S | ING Russell™ Small Cap Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 4,654 | $ 523 | $ 1,184 | $ 1,300 | $ 1,225 |
| Total investment income | 4,654 | 523 | 1,184 | 1,300 | 1,225 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 5,520 | 606 | 4,808 | 2,024 | 2,843 |
| Annual administrative charges | 137 | 11 | 102 | 19 | 35 |
| Contingent deferred sales charges | 224 | 76 | 135 | 83 | 165 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 1,392 | 171 | 1,434 | 813 | 1,163 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 7,273 | 864 | 6,479 | 2,939 | 4,206 |
| Net investment income (loss) | (2,619) | (341) | (5,295) | (1,639) | (2,981) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 21,769 | 1,678 | 21,859 | 16,442 | 23,082 |
| Capital gains distributions | - | - | - | 960 | - |
| Total realized gain (loss) on investments and capital gains distributions | 21,769 | 1,678 | 21,859 | 17,402 | 23,082 |
| Net unrealized appreciation (depreciation) of investments | (21,331) | (2,166) | (29,466) | (21,722) | (31,952) |
| Net realized and unrealized gain (loss) on investments | 438 | (488) | (7,607) | (4,320) | (8,870) |
| Net increase (decrease) in net assets resulting from operations | $ (2,181) | $ (829) | $ (12,902) | $ (5,959) | $ (11,851) |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | ING Small Company Portfolio - Class S | ING U.S. Bond Index Portfolio - Class S | ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S | ING International Value Portfolio - Class S | ING MidCap Opportunities Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 226 | $ 5,124 | $ 5,947 | $ 189 | $ - |
| Total investment income | 226 | 5,124 | 5,947 | 189 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1,667 | 4,020 | 3,265 | 87 | 7,041 |
| Annual administrative charges | 17 | 61 | 35 | 1 | 170 |
| Contingent deferred sales charges | 73 | 206 | 163 | 1 | 273 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 694 | 1,691 | 1,557 | 36 | 2,231 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 2,451 | 5,978 | 5,020 | 125 | 9,715 |
| Net investment income (loss) | (2,225) | (854) | 927 | 64 | (9,715) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 6,818 | 6,689 | (6,031) | (1,173) | 19,709 |
| Capital gains distributions | - | 3,492 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 6,818 | 10,181 | (6,031) | (1,173) | 19,709 |
| Net unrealized appreciation (depreciation) of investments | (10,456) | 70 | (6,484) | (251) | (26,696) |
| Net realized and unrealized gain (loss) on investments | (3,638) | 10,251 | (12,515) | (1,424) | (6,987) |
| Net increase (decrease) in net assets resulting from operations | $ (5,863) | $ 9,397 | $ (11,588) | $ (1,360) | $ (16,702) |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Operations**
**For the Year Ended December 31, 2011**
*(Dollars in thousands)*

| | ING SmallCap Opportunities Portfolio - Class S | Invesco V.I. Leisure Fund - Series I Shares | Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I | Legg Mason Global Currents Variable International All Cap Opportunity Portfolio | Legg Mason Western Asset Variable High Income Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 74 | $ 2 | $ 3 | $ 6 |
| Total investment income | - | 74 | 2 | 3 | 6 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 1,083 | 327 | 1 | 1 | 1 |
| Annual administrative charges | 24 | 7 | - | - | - |
| Contingent deferred sales charges | 45 | 20 | - | - | - |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 448 | 134 | - | - | - |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 1,600 | 488 | 1 | 1 | 1 |
| Net investment income (loss) | (1,600) | (414) | 1 | 2 | 5 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 3,096 | (1,800) | (2) | (1) | (1) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 3,096 | (1,800) | (2) | (1) | (1) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (2,758) | 1,068 | 4 | (7) | (4) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 338 | (732) | 2 | (8) | (5) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (1,262) | $ (1,146) | $ 3 | $ (6) | $ - |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2011
*(Dollars in thousands)*

| | Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class | PIMCO Real Return Portfolio - Administrative Class | Pioneer Equity Income VCT Portfolio - Class II | ProFund VP Bull | ProFund VP Europe 30 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 7 | $ 621 | $ 306 | $ - | $ 84 |
| Total investment income | 7 | 621 | 306 | - | 84 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 16 | 121 | 159 | 239 | 148 |
| Annual administrative charges | - | 1 | 1 | 7 | 3 |
| Contingent deferred sales charges | - | 3 | 1 | 18 | 6 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 7 | 28 | 62 | 101 | 61 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 23 | 153 | 223 | 365 | 218 |
| Net investment income (loss) | (16) | 468 | 83 | (365) | (134) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (56) | 187 | (708) | (409) | (686) |
| Capital gains distributions | - | - | - | 215 | - |
| Total realized gain (loss) on investments and capital gains distributions | (56) | 187 | (708) | (194) | (686) |
| Net unrealized appreciation (depreciation) of investments | 10 | 510 | 1,285 | 240 | (61) |
| Net realized and unrealized gain (loss) on investments | (46) | 697 | 577 | 46 | (747) |
| Net increase (decrease) in net assets resulting from operations | $ (62) | $ 1,165 | $ 660 | $ (319) | $ (881) |

*The accompanying notes are an integral part of these financial statements.*

## ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
## Statements of Operations
## For the Year Ended December 31, 2011
### *(Dollars in thousands)*

| | ProFund VP Rising Rates Opportunity | Wells Fargo Advantage VT Omega Growth Fund - Class 2 | Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2 | Wells Fargo Advantage VT Intrinsic Value Fund - Class 2 | Wells Fargo Advantage VT Small Cap Growth Fund - Class 2 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 64 | $ 4 | $ - |
| Total investment income | - | - | 64 | 4 | - |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 147 | 27 | 36 | 15 | 7 |
| Annual administrative charges | 2 | - | - | - | - |
| Contingent deferred sales charges | 5 | - | - | - | - |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 50 | 12 | 17 | 5 | 3 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 204 | 39 | 53 | 20 | 10 |
| Net investment income (loss) | (204) | (39) | 11 | (16) | (10) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (1,534) | 36 | (15) | (15) | 1 |
| Capital gains distributions | - | 12 | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (1,534) | 48 | (15) | (15) | 1 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (2,040) | (122) | 85 | (2) | (17) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (3,574) | (74) | 70 | (17) | (16) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (3,778) | $ (113) | $ 81 | $ (33) | $ (26) |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Operations**
**For the Year Ended December 31, 2011**
*(Dollars in thousands)*

| | Wells Fargo Advantage VT Total Return Bond Fund |
|---|---:|
| **Net investment income (loss)** | |
| Income: | |
| Dividends | $ 25 |
| Total investment income | 25 |
| Expenses: | |
| Mortality, expense risk and other charges | 17 |
| Annual administrative charges | - |
| Contingent deferred sales charges | - |
| Minimum death benefit guarantee charges | - |
| Other contract charges | 6 |
| Amortization of deferred charges | - |
| Total expenses | 23 |
| Net investment income (loss) | 2 |
| | |
| **Realized and unrealized gain (loss) on investments** | |
| Net realized gain (loss) on investments | 15 |
| Capital gains distributions | 38 |
| Total realized gain (loss) on investments and capital gains distributions | 53 |
| Net unrealized appreciation (depreciation) of investments | (3) |
| Net realized and unrealized gain (loss) on investments | 50 |
| Net increase (decrease) in net assets resulting from operations | $ 52 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | BlackRock Global Allocation V.I. Fund - Class III | Columbia Asset Allocation Fund, Variable Series - Class A | Columbia Federal Securities Fund, Variable Series - Class A | Columbia Large Cap Growth Fund, Variable Series - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 975,605 | $ 308 | $ 22 | $ 331 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (13,908) | 2 | 1 | (3) |
| Total realized gain (loss) on investments and capital gains distributions | 5,907 | (7) | - | 1 |
| Net unrealized appreciation (depreciation) of investments | 80,227 | 36 | - | 51 |
| Net increase (decrease) in net assets from operations | 72,226 | 31 | 1 | 49 |
| Changes from principal transactions: | | | | |
| Premiums | 39,817 | - | - | - |
| Death Benefits | (5,818) | - | - | (2) |
| Surrenders and withdrawals | (44,458) | (37) | (4) | (17) |
| Transfers between Divisions (including fixed account), net | 115,670 | 1 | - | - |
| Increase (decrease) in net assets derived from principal transactions | 105,211 | (36) | (4) | (19) |
| Total increase (decrease) in net assets | 177,437 | (5) | (3) | 30 |
| **Net assets at December 31, 2010** | 1,153,042 | 303 | 19 | 361 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3,123) | 4 | 1 | - |
| Total realized gain (loss) on investments and capital gains distributions | 76,307 | (4) | (1) | 96 |
| Net unrealized appreciation (depreciation) of investments | (139,537) | (5) | - | (63) |
| Net increase (decrease) in net assets from operations | (66,353) | (5) | - | 33 |
| Changes from principal transactions: | | | | |
| Premiums | 13,377 | - | - | - |
| Death Benefits | (7,414) | (3) | - | - |
| Surrenders and withdrawals | (57,125) | (14) | - | (24) |
| Transfers between Divisions (including fixed account), net | 46,569 | (2) | (19) | (370) |
| Increase (decrease) in net assets derived from principal transactions | (4,593) | (19) | (19) | (394) |
| Total increase (decrease) in net assets | (70,946) | (24) | (19) | (361) |
| **Net assets at December 31, 2011** | $ 1,082,096 | $ 279 | $ - | $ - |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2011 and 2010**
*(Dollars in thousands)*

| | Columbia Small Cap Value Fund, Variable Series - Class B | Columbia Small Company Growth Fund, Variable Series - Class A | Columbia VP Large Cap Growth Fund - Class 1 | Columbia VP Short Duration US Government Fund - Class 1 |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 150,066 | $ 25 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,486) | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (2,149) | 1 | - | - |
| Net unrealized appreciation (depreciation) of investments | 36,552 | 5 | - | - |
| Net increase (decrease) in net assets from operations | 31,917 | 6 | - | - |
| Changes from principal transactions: | | | | |
| Premiums | 55 | - | - | - |
| Death Benefits | (1,686) | - | - | - |
| Surrenders and withdrawals | (8,730) | (2) | - | - |
| Transfers between Divisions (including fixed account), net | (9,444) | (11) | - | - |
| Increase (decrease) in net assets derived from principal transactions | (19,805) | (13) | - | - |
| Total increase (decrease) in net assets | 12,112 | (7) | - | - |
| **Net assets at December 31, 2010** | 162,178 | 18 | - | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,655) | - | (3) | - |
| Total realized gain (loss) on investments and capital gains distributions | 15,972 | - | (8) | - |
| Net unrealized appreciation (depreciation) of investments | (26,358) | - | (38) | - |
| Net increase (decrease) in net assets from operations | (13,041) | - | (49) | - |
| Changes from principal transactions: | | | | |
| Premiums | 30 | - | - | - |
| Death Benefits | (1,361) | - | (47) | - |
| Surrenders and withdrawals | (10,266) | (7) | (3) | (15) |
| Transfers between Divisions (including fixed account), net | (5,088) | - | 370 | 19 |
| Increase (decrease) in net assets derived from principal transactions | (16,685) | (7) | 320 | 4 |
| Total increase (decrease) in net assets | (29,726) | (7) | 271 | 4 |
| **Net assets at December 31, 2011** | $ 132,452 | $ 11 | $ 271 | $ 4 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | Fidelity® VIP Equity-Income Portfolio - Service Class 2 | Fidelity® VIP Contrafund® Portfolio - Service Class 2 | Franklin Small Cap Value Securities Fund - Class 2 | ING Balanced Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 183,254 | $ 795,683 | $ 12,115 | $ 6,899 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,516) | (10,928) | (104) | 85 |
| Total realized gain (loss) on investments and capital gains distributions | (10,528) | (63,187) | (451) | (376) |
| Net unrealized appreciation (depreciation) of investments | 32,195 | 174,292 | 3,628 | 1,064 |
| Net increase (decrease) in net assets from operations | 20,151 | 100,177 | 3,073 | 773 |
| Changes from principal transactions: | | | | |
| Premiums | 447 | 2,156 | 549 | 65 |
| Death Benefits | (2,591) | (6,481) | (13) | (67) |
| Surrenders and withdrawals | (11,090) | (39,917) | (700) | (873) |
| Transfers between Divisions (including fixed account), net | (8,786) | (56,356) | (640) | (116) |
| Increase (decrease) in net assets derived from principal transactions | (22,020) | (100,598) | (804) | (991) |
| Total increase (decrease) in net assets | (1,869) | (421) | 2,269 | (218) |
| **Net assets at December 31, 2010** | 181,385 | 795,262 | 14,384 | 6,681 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (380) | (12,348) | (117) | 67 |
| Total realized gain (loss) on investments and capital gains distributions | (7,177) | (40,649) | (653) | (257) |
| Net unrealized appreciation (depreciation) of investments | 4,916 | 16,548 | (28) | 22 |
| Net increase (decrease) in net assets from operations | (2,641) | (36,449) | (798) | (168) |
| Changes from principal transactions: | | | | |
| Premiums | 74 | 830 | 116 | 14 |
| Death Benefits | (2,343) | (7,807) | (27) | (77) |
| Surrenders and withdrawals | (13,460) | (45,525) | (1,522) | (668) |
| Transfers between Divisions (including fixed account), net | (5,882) | (43,442) | (334) | (390) |
| Increase (decrease) in net assets derived from principal transactions | (21,611) | (95,944) | (1,767) | (1,121) |
| Total increase (decrease) in net assets | (24,252) | (132,393) | (2,565) | (1,289) |
| **Net assets at December 31, 2011** | $ 157,133 | $ 662,869 | $ 11,819 | $ 5,392 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING Intermediate Bond Portfolio - Class S | ING American Funds Asset Allocation Portfolio | ING American Funds Bond Portfolio | ING American Funds Global Growth and Income Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 1,241,312 | $ 306,208 | $ 484,377 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 28,447 | (3,076) | (733) | - |
| Total realized gain (loss) on investments and capital gains distributions | (15,380) | (2,417) | 4,659 | - |
| Net unrealized appreciation (depreciation) of investments | 71,889 | 34,540 | 13,720 | - |
| Net increase (decrease) in net assets from operations | 84,956 | 29,047 | 17,646 | - |
| Changes from principal transactions: | | | | |
| Premiums | 21,199 | 13,680 | 18,744 | - |
| Death Benefits | (13,563) | (3,724) | (3,373) | - |
| Surrenders and withdrawals | (102,080) | (12,092) | (29,551) | - |
| Transfers between Divisions (including fixed account), net | 21,402 | 18,997 | 12,428 | - |
| Increase (decrease) in net assets derived from principal transactions | (73,042) | 16,861 | (1,752) | - |
| Total increase (decrease) in net assets | 11,914 | 45,908 | 15,894 | - |
| **Net assets at December 31, 2010** | 1,253,226 | 352,116 | 500,271 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 21,866 | (4,054) | 945 | (107) |
| Total realized gain (loss) on investments and capital gains distributions | (19,884) | 1,197 | 14,974 | (172) |
| Net unrealized appreciation (depreciation) of investments | 54,114 | (3,094) | (1,823) | (291) |
| Net increase (decrease) in net assets from operations | 56,096 | (5,951) | 14,096 | (570) |
| Changes from principal transactions: | | | | |
| Premiums | 10,511 | 5,773 | 5,253 | 237 |
| Death Benefits | (13,805) | (2,039) | (4,601) | - |
| Surrenders and withdrawals | (111,658) | (15,070) | (31,238) | (296) |
| Transfers between Divisions (including fixed account), net | 20,254 | 6,105 | (20,043) | 7,451 |
| Increase (decrease) in net assets derived from principal transactions | (94,698) | (5,231) | (50,629) | 7,392 |
| Total increase (decrease) in net assets | (38,602) | (11,182) | (36,533) | 6,822 |
| **Net assets at December 31, 2011** | $ 1,214,624 | $ 340,934 | $ 463,738 | $ 6,822 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING American Funds Growth Portfolio | ING American Funds Growth-Income Portfolio | ING American Funds International Growth and Income Portfolio | ING American Funds International Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 2,104,447 | $ 1,376,389 | $ - | $ 1,387,295 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (51,430) | (20,775) | - | (20,339) |
| Total realized gain (loss) on investments and capital gains distributions | (10,588) | (17,563) | - | (8,092) |
| Net unrealized appreciation (depreciation) of investments | 362,204 | 141,030 | - | 72,017 |
| Net increase (decrease) in net assets from operations | 300,186 | 102,692 | - | 43,586 |
| Changes from principal transactions: | | | | |
| Premiums | 36,991 | 24,508 | - | 24,023 |
| Death Benefits | (17,796) | (14,534) | - | (12,099) |
| Surrenders and withdrawals | (105,469) | (68,721) | - | (65,659) |
| Transfers between Divisions (including fixed account), net | (16,843) | (37,906) | - | (21,479) |
| Increase (decrease) in net assets derived from principal transactions | (103,117) | (96,653) | - | (75,214) |
| Total increase (decrease) in net assets | 197,069 | 6,039 | - | (31,628) |
| **Net assets at December 31, 2010** | 2,301,516 | 1,382,428 | - | 1,355,667 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (51,036) | 10,427 | (78) | (10,812) |
| Total realized gain (loss) on investments and capital gains distributions | 17,035 | (108,276) | (127) | (29,984) |
| Net unrealized appreciation (depreciation) of investments | (113,998) | 107,306 | (390) | (160,596) |
| Net increase (decrease) in net assets from operations | (147,999) | 9,457 | (595) | (201,392) |
| Changes from principal transactions: | | | | |
| Premiums | 16,229 | 530 | 223 | 9,683 |
| Death Benefits | (20,943) | (1,170) | - | (11,129) |
| Surrenders and withdrawals | (129,107) | (4,571) | (190) | (73,055) |
| Transfers between Divisions (including fixed account), net | (135,685) | (1,386,674) | 5,052 | (102,655) |
| Increase (decrease) in net assets derived from principal transactions | (269,506) | (1,391,885) | 5,085 | (177,156) |
| Total increase (decrease) in net assets | (417,505) | (1,382,428) | 4,490 | (378,548) |
| **Net assets at December 31, 2011** | $ 1,884,011 | $ - | $ 4,490 | $ 977,119 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2011 and 2010**
*(Dollars in thousands)*

| | ING American Funds World Allocation Portfolio - Service Class | ING Artio Foreign Portfolio - Service Class | ING Artio Foreign Portfolio - Service 2 Class | ING BlackRock Health Sciences Opportunities Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 102,079 | $ 601,656 | $ 46,737 | $ 179,816 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,144) | (13,448) | (1,196) | (4,517) |
| Total realized gain (loss) on investments and capital gains distributions | 6,787 | (37,266) | (841) | (3,202) |
| Net unrealized appreciation (depreciation) of investments | 7,916 | 67,844 | 3,569 | 13,238 |
| Net increase (decrease) in net assets from operations | 12,559 | 17,130 | 1,532 | 5,519 |
| Changes from principal transactions: | | | | |
| Premiums | 8,352 | 11,285 | 66 | 3,412 |
| Death Benefits | (618) | (5,900) | (165) | (1,736) |
| Surrenders and withdrawals | (4,235) | (34,820) | (1,597) | (9,998) |
| Transfers between Divisions (including fixed account), net | 62,378 | (46,328) | (1,248) | (9,802) |
| Increase (decrease) in net assets derived from principal transactions | 65,877 | (75,763) | (2,944) | (18,124) |
| Total increase (decrease) in net assets | 78,436 | (58,633) | (1,412) | (12,605) |
| **Net assets at December 31, 2010** | 180,515 | 543,023 | 45,325 | 167,211 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4,044) | (3,104) | (411) | (3,711) |
| Total realized gain (loss) on investments and capital gains distributions | 17,717 | (39,745) | (1,096) | (4,717) |
| Net unrealized appreciation (depreciation) of investments | (33,776) | (73,201) | (8,632) | 9,734 |
| Net increase (decrease) in net assets from operations | (20,103) | (116,050) | (10,139) | 1,306 |
| Changes from principal transactions: | | | | |
| Premiums | 3,400 | 8,337 | 409 | 1,611 |
| Death Benefits | (1,420) | (4,528) | (174) | (1,672) |
| Surrenders and withdrawals | (11,668) | (34,361) | (2,968) | (14,192) |
| Transfers between Divisions (including fixed account), net | 33,590 | (36,473) | (1,495) | 21,097 |
| Increase (decrease) in net assets derived from principal transactions | 23,902 | (67,025) | (4,228) | 6,844 |
| Total increase (decrease) in net assets | 3,799 | (183,075) | (14,367) | 8,150 |
| **Net assets at December 31, 2011** | $ 184,314 | $ 359,948 | $ 30,958 | $ 175,361 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2011 and 2010**
*(Dollars in thousands)*

| | ING BlackRock Inflation Protected Bond Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Value Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 159,401 | $ 148 | $ 130,165 | $ 25,192 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,855) | - | (2,867) | (304) |
| Total realized gain (loss) on investments and capital gains distributions | 9,406 | (5) | (12,948) | (1,123) |
| Net unrealized appreciation (depreciation) of investments | (1,393) | 24 | 27,371 | 3,257 |
| Net increase (decrease) in net assets from operations | 6,158 | 19 | 11,556 | 1,830 |
| Changes from principal transactions: | | | | |
| Premiums | 9,966 | - | 2,761 | 5 |
| Death Benefits | (2,038) | - | (1,501) | (225) |
| Surrenders and withdrawals | (17,903) | (14) | (8,710) | (1,322) |
| Transfers between Divisions (including fixed account), net | 99,507 | - | (2,280) | (1,099) |
| Increase (decrease) in net assets derived from principal transactions | 89,532 | (14) | (9,730) | (2,641) |
| Total increase (decrease) in net assets | 95,690 | 5 | 1,826 | (811) |
| **Net assets at December 31, 2010** | 255,091 | 153 | 131,991 | 24,381 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,356) | - | (3,118) | 764 |
| Total realized gain (loss) on investments and capital gains distributions | 15,724 | (5) | (4,312) | (6,216) |
| Net unrealized appreciation (depreciation) of investments | 13,968 | 2 | (2,224) | 5,944 |
| Net increase (decrease) in net assets from operations | 28,336 | (3) | (9,654) | 492 |
| Changes from principal transactions: | | | | |
| Premiums | 4,226 | - | 1,361 | - |
| Death Benefits | (2,738) | - | (1,242) | - |
| Surrenders and withdrawals | (29,921) | (9) | (12,457) | (110) |
| Transfers between Divisions (including fixed account), net | 249,319 | (7) | 28,505 | (24,763) |
| Increase (decrease) in net assets derived from principal transactions | 220,886 | (16) | 16,167 | (24,873) |
| Total increase (decrease) in net assets | 249,222 | (19) | 6,513 | (24,381) |
| **Net assets at December 31, 2011** | $ 504,313 | $ 134 | $ 138,504 | $ - |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2011 and 2010**
*(Dollars in thousands)*

| | ING BlackRock Large Cap Value Portfolio - Service 2 Class | ING Clarion Global Real Estate Portfolio - Service Class | ING Clarion Global Real Estate Portfolio - Service 2 Class | ING Clarion Real Estate Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 2,189 | $ 151,036 | $ 2,299 | $ 307,226 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (33) | 8,952 | 130 | 2,788 |
| Total realized gain (loss) on investments and capital gains distributions | (60) | (12,871) | (214) | (41,124) |
| Net unrealized appreciation (depreciation) of investments | 248 | 21,303 | 340 | 107,984 |
| Net increase (decrease) in net assets from operations | 155 | 17,384 | 256 | 69,648 |
| Changes from principal transactions: | | | | |
| Premiums | - | 306 | - | 126 |
| Death Benefits | (18) | (1,239) | (23) | (4,757) |
| Surrenders and withdrawals | (224) | (6,675) | (66) | (26,651) |
| Transfers between Divisions (including fixed account), net | (13) | (12,113) | (202) | (23,292) |
| Increase (decrease) in net assets derived from principal transactions | (255) | (19,721) | (291) | (54,574) |
| Total increase (decrease) in net assets | (100) | (2,337) | (35) | 15,074 |
| **Net assets at December 31, 2010** | 2,089 | 148,699 | 2,264 | 322,300 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 63 | 1,253 | 10 | (3,710) |
| Total realized gain (loss) on investments and capital gains distributions | (477) | (7,827) | (169) | (28,568) |
| Net unrealized appreciation (depreciation) of investments | 456 | (3,437) | (5) | 53,114 |
| Net increase (decrease) in net assets from operations | 42 | (10,011) | (164) | 20,836 |
| Changes from principal transactions: | | | | |
| Premiums | - | 219 | - | 98 |
| Death Benefits | - | (1,088) | (8) | (4,016) |
| Surrenders and withdrawals | (2) | (8,368) | (146) | (32,265) |
| Transfers between Divisions (including fixed account), net | (2,129) | (8,689) | (131) | (14,007) |
| Increase (decrease) in net assets derived from principal transactions | (2,131) | (17,926) | (285) | (50,190) |
| Total increase (decrease) in net assets | (2,089) | (27,937) | (449) | (29,354) |
| **Net assets at December 31, 2011** | $ - | $ 120,762 | $ 1,815 | $ 292,946 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2011 and 2010
### *(Dollars in thousands)*

| | ING Clarion Real Estate Portfolio - Service 2 Class | ING Core Growth and Income Portfolio - Service Class | ING Core Growth and Income Portfolio - Service 2 Class | ING DFA World Equity Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 18,836 | $ 460,273 | $ 21,856 | $ 154,311 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 107 | (11,101) | (601) | (1,371) |
| Total realized gain (loss) on investments and capital gains distributions | (1,222) | (43,922) | (1,251) | (9,140) |
| Net unrealized appreciation (depreciation) of investments | 5,386 | 100,869 | 4,066 | 45,833 |
| Net increase (decrease) in net assets from operations | 4,271 | 45,846 | 2,214 | 35,322 |
| Changes from principal transactions: | | | | |
| Premiums | 1 | 172 | 1 | 4,224 |
| Death Benefits | (129) | (5,737) | (89) | (789) |
| Surrenders and withdrawals | (801) | (29,559) | (831) | (6,521) |
| Transfers between Divisions (including fixed account), net | (1,147) | (31,696) | (665) | 35,907 |
| Increase (decrease) in net assets derived from principal transactions | (2,076) | (66,820) | (1,584) | 32,821 |
| Total increase (decrease) in net assets | 2,195 | (20,974) | 630 | 68,143 |
| **Net assets at December 31, 2010** | 21,031 | 439,299 | 22,486 | 222,454 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (323) | (2,178) | (207) | (619) |
| Total realized gain (loss) on investments and capital gains distributions | (814) | (134,599) | (8,519) | (9,816) |
| Net unrealized appreciation (depreciation) of investments | 2,420 | 96,582 | 6,551 | (11,536) |
| Net increase (decrease) in net assets from operations | 1,283 | (40,195) | (2,175) | (21,971) |
| Changes from principal transactions: | | | | |
| Premiums | 1 | 55 | 1 | 2,448 |
| Death Benefits | (163) | (3,491) | (329) | (1,726) |
| Surrenders and withdrawals | (1,352) | (32,464) | (1,169) | (9,687) |
| Transfers between Divisions (including fixed account), net | (593) | (363,204) | (18,814) | (34,729) |
| Increase (decrease) in net assets derived from principal transactions | (2,107) | (399,104) | (20,311) | (43,694) |
| Total increase (decrease) in net assets | (824) | (439,299) | (22,486) | (65,665) |
| **Net assets at December 31, 2011** | $ 20,207 | $ - | $ - | $ 156,789 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING FMR℠ Diversified Mid Cap Portfolio - Service Class | ING FMR℠ Diversified Mid Cap Portfolio - Service 2 Class | ING Franklin Income Portfolio - Service Class | ING Franklin Income Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 766,006 | $ 32,436 | $ 431,653 | $ 7,857 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (17,578) | (916) | 12,055 | 184 |
| Total realized gain (loss) on investments and capital gains distributions | (4,283) | 4 | (14,915) | (356) |
| Net unrealized appreciation (depreciation) of investments | 198,771 | 8,557 | 45,243 | 911 |
| Net increase (decrease) in net assets from operations | 176,910 | 7,645 | 42,383 | 739 |
| Changes from principal transactions: | | | | |
| Premiums | 8,802 | 37 | 8,409 | 49 |
| Death Benefits | (12,573) | (289) | (6,359) | (6) |
| Surrenders and withdrawals | (61,121) | (1,659) | (29,933) | (606) |
| Transfers between Divisions (including fixed account), net | 1,096 | (835) | 2,785 | 950 |
| Increase (decrease) in net assets derived from principal transactions | (63,796) | (2,746) | (25,098) | 387 |
| Total increase (decrease) in net assets | 113,114 | 4,899 | 17,285 | 1,126 |
| **Net assets at December 31, 2010** | 879,120 | 37,335 | 448,938 | 8,983 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (16,920) | (854) | 14,871 | 254 |
| Total realized gain (loss) on investments and capital gains distributions | 16,739 | 529 | (8,436) | (179) |
| Net unrealized appreciation (depreciation) of investments | (99,698) | (4,364) | (7,611) | (115) |
| Net increase (decrease) in net assets from operations | (99,879) | (4,689) | (1,176) | (40) |
| Changes from principal transactions: | | | | |
| Premiums | 4,636 | 37 | 4,564 | 24 |
| Death Benefits | (10,394) | (139) | (5,258) | (63) |
| Surrenders and withdrawals | (73,472) | (2,011) | (32,737) | (658) |
| Transfers between Divisions (including fixed account), net | (73,095) | (929) | 41,927 | 762 |
| Increase (decrease) in net assets derived from principal transactions | (152,325) | (3,042) | 8,496 | 65 |
| Total increase (decrease) in net assets | (252,204) | (7,731) | 7,320 | 25 |
| **Net assets at December 31, 2011** | $ 626,916 | $ 29,604 | $ 456,258 | $ 9,008 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2011 and 2010**
*(Dollars in thousands)*

| | ING Franklin Mutual Shares Portfolio - Service Class | ING Franklin Templeton Founding Strategy Portfolio - Service Class | ING Global Resources Portfolio - Adviser Class | ING Global Resources Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 187,539 | $ 849,891 | $ - | $ 692,061 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3,884) | (475) | - | (10,250) |
| Total realized gain (loss) on investments and capital gains distributions | (6,678) | (21,543) | - | (41,252) |
| Net unrealized appreciation (depreciation) of investments | 26,730 | 84,632 | - | 151,810 |
| Net increase (decrease) in net assets from operations | 16,168 | 62,614 | - | 100,308 |
| Changes from principal transactions: | | | | |
| Premiums | 3,624 | 12,761 | - | 183 |
| Death Benefits | (1,731) | (7,792) | - | (7,352) |
| Surrenders and withdrawals | (9,462) | (32,473) | - | (40,013) |
| Transfers between Divisions (including fixed account), net | 4,540 | (27,986) | - | (91,656) |
| Increase (decrease) in net assets derived from principal transactions | (3,029) | (55,490) | - | (138,838) |
| Total increase (decrease) in net assets | 13,139 | 7,124 | - | (38,530) |
| **Net assets at December 31, 2010** | 200,678 | 857,015 | - | 653,531 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,814 | (2,193) | (1,165) | (12,000) |
| Total realized gain (loss) on investments and capital gains distributions | (4,723) | (22,689) | (3,055) | (14,694) |
| Net unrealized appreciation (depreciation) of investments | (3,018) | (5,336) | (12,737) | (37,942) |
| Net increase (decrease) in net assets from operations | (5,927) | (30,218) | (16,957) | (64,636) |
| Changes from principal transactions: | | | | |
| Premiums | 1,957 | 6,767 | 1,569 | 162 |
| Death Benefits | (1,816) | (7,177) | (341) | (5,108) |
| Surrenders and withdrawals | (11,943) | (37,714) | (3,589) | (45,240) |
| Transfers between Divisions (including fixed account), net | (4,785) | (40,822) | 107,262 | (47,432) |
| Increase (decrease) in net assets derived from principal transactions | (16,587) | (78,946) | 104,901 | (97,618) |
| Total increase (decrease) in net assets | (22,514) | (109,164) | 87,944 | (162,254) |
| **Net assets at December 31, 2011** | $ 178,164 | $ 747,851 | $ 87,944 | $ 491,277 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2011 and 2010**
*(Dollars in thousands)*

| | ING Global Resources Portfolio - Service 2 Class | ING Invesco Van Kampen Growth and Income Portfolio - Service Class | ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 28,489 | $ 482,174 | $ 51,349 | $ 692,447 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (520) | (8,761) | (1,226) | (12,947) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (88) | (534) | (637) | 57,024 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 5,354 | 51,923 | 6,418 | 53,580 |
| Net increase (decrease) in net assets from operations | 4,746 | 42,628 | 4,555 | 97,657 |
| Changes from principal transactions: | | | | |
| Premiums | - | 3,901 | 26 | 1,976 |
| Death Benefits | (55) | (10,461) | (455) | (6,056) |
| Surrenders and withdrawals | (1,287) | (38,261) | (2,377) | (41,773) |
| Transfers between Divisions | | | | |
| (including fixed account), net | (1,360) | (19,555) | (528) | (86,463) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (2,702) | (64,376) | (3,334) | (132,316) |
| Total increase (decrease) in net assets | 2,044 | (21,748) | 1,221 | (34,659) |
| **Net assets at December 31, 2010** | 30,533 | 460,426 | 52,570 | 657,788 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (659) | (4,125) | (788) | (9,954) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (164) | 10,484 | (784) | 12,708 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (2,491) | (24,374) | (848) | (133,654) |
| Net increase (decrease) in net assets from operations | (3,314) | (18,015) | (2,420) | (130,900) |
| Changes from principal transactions: | | | | |
| Premiums | 1 | 1,798 | 12 | 4,929 |
| Death Benefits | (280) | (11,952) | (464) | (4,227) |
| Surrenders and withdrawals | (1,349) | (36,822) | (3,683) | (43,624) |
| Transfers between Divisions | | | | |
| (including fixed account), net | (792) | (11,902) | (1,482) | 11,179 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (2,420) | (58,878) | (5,617) | (31,743) |
| Total increase (decrease) in net assets | (5,734) | (76,893) | (8,037) | (162,643) |
| **Net assets at December 31, 2011** | $ 24,799 | $ 383,533 | $ 44,533 | $ 495,145 |

*The accompanying notes are an integral part of these financial statements.*

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2011 and 2010**
*(Dollars in thousands)*

| | ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class | ING Large Cap Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $    33,336 | $    153,523 | $    34,226 | $    93,436 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (739) | (4,375) | (930) | (2,364) |
| Total realized gain (loss) on investments and capital gains distributions | 3,478 | (8,135) | (127) | 9,661 |
| Net unrealized appreciation (depreciation) of investments | 2,504 | 54,337 | 8,527 | 4,067 |
| Net increase (decrease) in net assets from operations | 5,243 | 41,827 | 7,470 | 11,364 |
| Changes from principal transactions: | | | | |
| Premiums | 1 | 2,695 | 2 | 3,859 |
| Death Benefits | (151) | (1,574) | (231) | (598) |
| Surrenders and withdrawals | (1,190) | (11,519) | (1,277) | (5,914) |
| Transfers between Divisions (including fixed account), net | (1,753) | 72,459 | (1,652) | 19,769 |
| Increase (decrease) in net assets derived from principal transactions | (3,093) | 62,061 | (3,158) | 17,116 |
| Total increase (decrease) in net assets | 2,150 | 103,888 | 4,312 | 28,480 |
| **Net assets at December 31, 2010** | 35,486 | 257,411 | 38,538 | 121,916 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (610) | (5,091) | (900) | (5,190) |
| Total realized gain (loss) on investments and capital gains distributions | 2,397 | (5,048) | 198 | 25,733 |
| Net unrealized appreciation (depreciation) of investments | (8,715) | 3,052 | (580) | (23,630) |
| Net increase (decrease) in net assets from operations | (6,928) | (7,087) | (1,282) | (3,087) |
| Changes from principal transactions: | | | | |
| Premiums | - | 1,480 | 3 | 1,442 |
| Death Benefits | (172) | (1,607) | (492) | (1,111) |
| Surrenders and withdrawals | (2,031) | (18,328) | (2,502) | (14,155) |
| Transfers between Divisions (including fixed account), net | (879) | (7,974) | (2,183) | 112,727 |
| Increase (decrease) in net assets derived from principal transactions | (3,082) | (26,429) | (5,174) | 98,903 |
| Total increase (decrease) in net assets | (10,010) | (33,516) | (6,456) | 95,816 |
| **Net assets at December 31, 2011** | $    25,476 | $    223,895 | $    32,082 | $    217,732 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING Large Cap Growth Portfolio - Service 2 Class | ING Large Cap Value Portfolio - Service Class | ING Limited Maturity Bond Portfolio - Service Class | ING Liquid Assets Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 879 | $ - | $ 113,748 | $ 1,494,964 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (25) | - | 1,843 | (33,842) |
| Total realized gain (loss) on investments and capital gains distributions | 8 | - | (2,701) | 46 |
| Net unrealized appreciation (depreciation) of investments | 101 | - | 2,199 | - |
| Net increase (decrease) in net assets from operations | 84 | - | 1,341 | (33,796) |
| Changes from principal transactions: | | | | |
| Premiums | - | - | 24 | 40,411 |
| Death Benefits | (5) | - | (3,395) | (23,149) |
| Surrenders and withdrawals | (55) | - | (14,364) | (359,952) |
| Transfers between Divisions (including fixed account), net | (17) | - | (2,525) | (54,884) |
| Increase (decrease) in net assets derived from principal transactions | (77) | - | (20,260) | (397,574) |
| Total increase (decrease) in net assets | 7 | - | (18,919) | (431,370) |
| **Net assets at December 31, 2010** | 886 | - | 94,829 | 1,063,594 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (23) | (757) | 1,105 | (27,386) |
| Total realized gain (loss) on investments and capital gains distributions | 72 | (836) | (2,671) | 291 |
| Net unrealized appreciation (depreciation) of investments | (55) | 763 | 1,059 | - |
| Net increase (decrease) in net assets from operations | (6) | (830) | (507) | (27,095) |
| Changes from principal transactions: | | | | |
| Premiums | - | 294 | (18) | 21,374 |
| Death Benefits | - | (1,419) | (3,202) | (15,050) |
| Surrenders and withdrawals | (72) | (7,240) | (12,513) | (363,002) |
| Transfers between Divisions (including fixed account), net | (24) | 73,935 | (2,825) | 314,406 |
| Increase (decrease) in net assets derived from principal transactions | (96) | 65,570 | (18,558) | (42,272) |
| Total increase (decrease) in net assets | (102) | 64,740 | (19,065) | (69,367) |
| **Net assets at December 31, 2011** | $ 784 | $ 64,740 | $ 75,764 | $ 994,227 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING Liquid Assets Portfolio - Service 2 Class | ING Lord Abbett Growth and Income Portfolio - Service Class | ING Lord Abbett Growth and Income Portfolio - Service 2 Class | ING Marsico Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 32,318 | $ 57,701 | $ 1,991 | $ 460,437 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (761) | (997) | (43) | (7,864) |
| Total realized gain (loss) on investments and capital gains distributions | 1 | (3,306) | (72) | 22,836 |
| Net unrealized appreciation (depreciation) of investments | - | 11,792 | 383 | 57,749 |
| Net increase (decrease) in net assets from operations | (760) | 7,489 | 268 | 72,721 |
| Changes from principal transactions: | | | | |
| Premiums | 48 | 4 | - | 4,660 |
| Death Benefits | (297) | (1,366) | - | (9,494) |
| Surrenders and withdrawals | (8,624) | (5,470) | (84) | (37,012) |
| Transfers between Divisions (including fixed account), net | 342 | (1,915) | (42) | 11,650 |
| Increase (decrease) in net assets derived from principal transactions | (8,531) | (8,747) | (126) | (30,196) |
| Total increase (decrease) in net assets | (9,291) | (1,258) | 142 | 42,525 |
| **Net assets at December 31, 2010** | 23,027 | 56,443 | 2,133 | 502,962 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (617) | (62) | (3) | (9,711) |
| Total realized gain (loss) on investments and capital gains distributions | 6 | (8,765) | (397) | 45,214 |
| Net unrealized appreciation (depreciation) of investments | - | 10,135 | 447 | (53,861) |
| Net increase (decrease) in net assets from operations | (611) | 1,308 | 47 | (18,358) |
| Changes from principal transactions: | | | | |
| Premiums | 1,001 | (2) | - | 3,314 |
| Death Benefits | (192) | (2) | - | (10,652) |
| Surrenders and withdrawals | (13,161) | (348) | (2) | (42,353) |
| Transfers between Divisions (including fixed account), net | 9,264 | (57,399) | (2,178) | (17,241) |
| Increase (decrease) in net assets derived from principal transactions | (3,088) | (57,751) | (2,180) | (66,932) |
| Total increase (decrease) in net assets | (3,699) | (56,443) | (2,133) | (85,290) |
| **Net assets at December 31, 2011** | $ 19,328 | $ - | $ - | $ 417,672 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING Marsico Growth Portfolio - Service 2 Class | ING MFS Total Return Portfolio - Service Class | ING MFS Total Return Portfolio - Service 2 Class | ING MFS Utilities Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 17,480 | $ 797,586 | $ 34,335 | $ 416,638 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (397) | (13,917) | (769) | 69 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 371 | (14,725) | (1,159) | (17,954) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 2,737 | 81,411 | 4,118 | 59,196 |
| Net increase (decrease) in net assets from operations | 2,711 | 52,769 | 2,190 | 41,311 |
| Changes from principal transactions: | | | | |
| Premiums | 14 | 9,395 | 24 | 9,602 |
| Death Benefits | (138) | (19,620) | (247) | (4,106) |
| Surrenders and withdrawals | (632) | (71,711) | (1,386) | (26,702) |
| Transfers between Divisions | | | | |
| (including fixed account), net | (666) | (25,556) | (405) | (5,151) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (1,422) | (107,492) | (2,014) | (26,357) |
| Total increase (decrease) in net assets | 1,289 | (54,723) | 176 | 14,954 |
| **Net assets at December 31, 2010** | 18,769 | 742,863 | 34,511 | 431,592 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (468) | 760 | (149) | 4,298 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 527 | (15,414) | (1,228) | (14,338) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (834) | 10,803 | 928 | 25,614 |
| Net increase (decrease) in net assets from operations | (775) | (3,851) | (449) | 15,574 |
| Changes from principal transactions: | | | | |
| Premiums | 6 | 4,364 | 14 | 5,069 |
| Death Benefits | (135) | (16,030) | (288) | (3,936) |
| Surrenders and withdrawals | (1,259) | (72,532) | (2,001) | (33,233) |
| Transfers between Divisions | | | | |
| (including fixed account), net | (239) | (19,187) | (797) | 48,812 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (1,627) | (103,385) | (3,072) | 16,712 |
| Total increase (decrease) in net assets | (2,402) | (107,236) | (3,521) | 32,286 |
| **Net assets at December 31, 2011** | $ 16,367 | $ 635,627 | $ 30,990 | $ 463,878 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING Morgan Stanley Global Franchise Portfolio - Service Class | ING Morgan Stanley Global Franchise Portfolio - Service 2 Class | ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class | ING Oppenheimer Active Allocation Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 272,604 | $ 60,900 | $ 41,756 | $ 23,532 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (6,123) | (1,464) | (899) | (228) |
| Total realized gain (loss) on investments and capital gains distributions | (3,097) | 915 | 4,072 | 2,265 |
| Net unrealized appreciation (depreciation) of investments | 38,217 | 6,740 | (241) | 2,269 |
| Net increase (decrease) in net assets from operations | 28,997 | 6,191 | 2,932 | 4,306 |
| Changes from principal transactions: | | | | |
| Premiums | 4,221 | 174 | 2,137 | 2,544 |
| Death Benefits | (2,317) | (332) | (335) | (18) |
| Surrenders and withdrawals | (16,288) | (3,670) | (2,683) | (1,303) |
| Transfers between Divisions (including fixed account), net | 38,930 | (499) | 23,297 | 30,962 |
| Increase (decrease) in net assets derived from principal transactions | 24,546 | (4,327) | 22,416 | 32,185 |
| Total increase (decrease) in net assets | 53,543 | 1,864 | 25,348 | 36,491 |
| **Net assets at December 31, 2010** | 326,147 | 62,764 | 67,104 | 60,023 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (886) | (320) | (31) | (1,460) |
| Total realized gain (loss) on investments and capital gains distributions | (1,028) | 1,762 | 4,223 | 5,331 |
| Net unrealized appreciation (depreciation) of investments | 21,385 | 2,267 | (2,655) | (7,753) |
| Net increase (decrease) in net assets from operations | 19,471 | 3,709 | 1,537 | (3,882) |
| Changes from principal transactions: | | | | |
| Premiums | 2,845 | 67 | 51 | 822 |
| Death Benefits | (3,234) | (598) | - | (487) |
| Surrenders and withdrawals | (22,101) | (4,785) | (203) | (3,297) |
| Transfers between Divisions (including fixed account), net | 9,970 | (2,359) | (68,489) | (2,420) |
| Increase (decrease) in net assets derived from principal transactions | (12,520) | (7,675) | (68,641) | (5,382) |
| Total increase (decrease) in net assets | 6,951 | (3,966) | (67,104) | (9,264) |
| **Net assets at December 31, 2011** | $ 333,098 | $ 58,798 | $ - | $ 50,759 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING PIMCO High Yield Portfolio - Service Class | ING PIMCO Total Return Bond Portfolio - Service Class | ING PIMCO Total Return Bond Portfolio - Service 2 Class | ING Pioneer Fund Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 400,025 | $ 2,982,070 | $ 73,887 | $ 51,948 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 23,042 | 66,401 | 1,323 | (711) |
| Total realized gain (loss) on investments and capital gains distributions | (1,773) | 166,547 | 4,037 | (747) |
| Net unrealized appreciation (depreciation) of investments | 27,518 | (75,929) | (1,803) | 7,731 |
| Net increase (decrease) in net assets from operations | 48,787 | 157,019 | 3,557 | 6,273 |
| Changes from principal transactions: | | | | |
| Premiums | 2,106 | 70,518 | 90 | 384 |
| Death Benefits | (9,215) | (32,274) | (603) | (741) |
| Surrenders and withdrawals | (42,188) | (233,993) | (7,411) | (3,410) |
| Transfers between Divisions (including fixed account), net | 120,471 | 51,890 | 3,734 | 3,484 |
| Increase (decrease) in net assets derived from principal transactions | 71,174 | (143,859) | (4,190) | (283) |
| Total increase (decrease) in net assets | 119,961 | 13,160 | (633) | 5,990 |
| **Net assets at December 31, 2010** | 519,986 | 2,995,230 | 73,254 | 57,938 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 25,043 | 45,341 | 951 | (621) |
| Total realized gain (loss) on investments and capital gains distributions | (2,553) | 131,304 | 4,358 | 237 |
| Net unrealized appreciation (depreciation) of investments | (12,874) | (155,150) | (4,911) | (3,366) |
| Net increase (decrease) in net assets from operations | 9,616 | 21,495 | 398 | (3,750) |
| Changes from principal transactions: | | | | |
| Premiums | 2,512 | 25,877 | 75 | 250 |
| Death Benefits | (8,955) | (32,139) | (554) | (540) |
| Surrenders and withdrawals | (57,362) | (241,232) | (10,855) | (4,637) |
| Transfers between Divisions (including fixed account), net | 40,480 | 50,421 | 3,518 | (879) |
| Increase (decrease) in net assets derived from principal transactions | (23,325) | (197,073) | (7,816) | (5,806) |
| Total increase (decrease) in net assets | (13,709) | (175,578) | (7,418) | (9,556) |
| **Net assets at December 31, 2011** | $ 506,277 | $ 2,819,652 | $ 65,836 | $ 48,382 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING Pioneer Mid Cap Value Portfolio - Service Class | ING Retirement Conservative Portfolio - Adviser Class | ING Retirement Growth Portfolio - Adviser Class | ING Retirement Moderate Growth Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 563,986 | $ 400,422 | $ 4,534,412 | $ 3,108,225 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (8,851) | (10,876) | (103,142) | (64,789) |
| Total realized gain (loss) on investments and capital gains distributions | (8,551) | 7,064 | 14,110 | 11,281 |
| Net unrealized appreciation (depreciation) of investments | 94,301 | 28,820 | 454,929 | 296,213 |
| Net increase (decrease) in net assets from operations | 76,899 | 25,008 | 365,897 | 242,705 |
| Changes from principal transactions: | | | | |
| Premiums | 4,453 | 14,393 | 75,146 | 51,853 |
| Death Benefits | (7,825) | (4,970) | (47,977) | (36,012) |
| Surrenders and withdrawals | (36,558) | (27,035) | (159,809) | (153,807) |
| Transfers between Divisions (including fixed account), net | (28,506) | 62,985 | (155,942) | (27,444) |
| Increase (decrease) in net assets derived from principal transactions | (68,436) | 45,373 | (288,582) | (165,410) |
| Total increase (decrease) in net assets | 8,463 | 70,381 | 77,315 | 77,295 |
| **Net assets at December 31, 2010** | 572,449 | 470,803 | 4,611,727 | 3,185,520 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (6,473) | (4,733) | (84,105) | (46,691) |
| Total realized gain (loss) on investments and capital gains distributions | 1,707 | 16,679 | 55,907 | 39,098 |
| Net unrealized appreciation (depreciation) of investments | (33,023) | 571 | (139,667) | (65,826) |
| Net increase (decrease) in net assets from operations | (37,789) | 12,517 | (167,865) | (73,419) |
| Changes from principal transactions: | | | | |
| Premiums | 2,881 | 5,306 | 42,896 | 24,135 |
| Death Benefits | (7,225) | (4,923) | (40,032) | (39,428) |
| Surrenders and withdrawals | (44,054) | (34,728) | (197,531) | (169,785) |
| Transfers between Divisions (including fixed account), net | (24,437) | 106,029 | (137,508) | (68,075) |
| Increase (decrease) in net assets derived from principal transactions | (72,835) | 71,684 | (332,175) | (253,153) |
| Total increase (decrease) in net assets | (110,624) | 84,201 | (500,040) | (326,572) |
| **Net assets at December 31, 2011** | $ 461,825 | $ 555,004 | $ 4,111,687 | $ 2,858,948 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING Retirement Moderate Portfolio - Adviser Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class | ING T. Rowe Price Equity Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 1,834,949 | $ 2,513,348 | $ 83,348 | $ 652,560 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (35,244) | (20,452) | (1,058) | (4,786) |
| Total realized gain (loss) on investments and capital gains distributions | 7,515 | 36,663 | (1,826) | (1,343) |
| Net unrealized appreciation (depreciation) of investments | 145,924 | 251,543 | 11,276 | 79,450 |
| Net increase (decrease) in net assets from operations | 118,195 | 267,754 | 8,392 | 73,321 |
| Changes from principal transactions: | | | | |
| Premiums | 29,311 | 44,845 | 161 | 6,727 |
| Death Benefits | (21,783) | (30,970) | (885) | (11,745) |
| Surrenders and withdrawals | (106,412) | (180,672) | (5,875) | (46,453) |
| Transfers between Divisions (including fixed account), net | (31,228) | 22,098 | (1,655) | 10,658 |
| Increase (decrease) in net assets derived from principal transactions | (130,112) | (144,699) | (8,254) | (40,813) |
| Total increase (decrease) in net assets | (11,917) | 123,055 | 138 | 32,508 |
| **Net assets at December 31, 2010** | 1,823,032 | 2,636,403 | 83,486 | 685,068 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (19,776) | (16,539) | (845) | (3,318) |
| Total realized gain (loss) on investments and capital gains distributions | 21,753 | 77,517 | (654) | (4,738) |
| Net unrealized appreciation (depreciation) of investments | (7,486) | (50,721) | 1,563 | (16,655) |
| Net increase (decrease) in net assets from operations | (5,509) | 10,257 | 64 | (24,711) |
| Changes from principal transactions: | | | | |
| Premiums | 14,570 | 24,676 | 53 | 4,033 |
| Death Benefits | (26,638) | (33,095) | (856) | (9,883) |
| Surrenders and withdrawals | (101,101) | (215,118) | (8,224) | (56,847) |
| Transfers between Divisions (including fixed account), net | (22,874) | (52,715) | (1,420) | 45,446 |
| Increase (decrease) in net assets derived from principal transactions | (136,043) | (276,252) | (10,447) | (17,251) |
| Total increase (decrease) in net assets | (141,552) | (265,995) | (10,383) | (41,962) |
| **Net assets at December 31, 2011** | $ 1,681,480 | $ 2,370,408 | $ 73,103 | $ 643,106 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2011 and 2010**
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income Portfolio - Service 2 Class | ING T. Rowe Price International Stock Portfolio - Service Class | ING Templeton Global Growth Portfolio - Service Class | ING Templeton Global Growth Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 22,439 | $ 175,866 | $ 299,463 | $ 4,691 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (266) | (1,794) | (2,282) | (59) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (529) | (16,229) | 7,209 | (111) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 3,345 | 33,704 | 8,384 | 363 |
| Net increase (decrease) in net assets from operations | 2,550 | 15,681 | 13,311 | 193 |
| Changes from principal transactions: | | | | |
| Premiums | 24 | 113 | 2,837 | 36 |
| Death Benefits | (98) | (1,772) | (5,466) | (23) |
| Surrenders and withdrawals | (1,189) | (8,714) | (21,025) | (175) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 196 | (15,117) | (2,715) | 10 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (1,067) | (25,490) | (26,369) | (152) |
| Total increase (decrease) in net assets | 1,483 | (9,809) | (13,058) | 41 |
| **Net assets at December 31, 2010** | 23,922 | 166,057 | 286,405 | 4,732 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (217) | 1,414 | (2,192) | (62) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (483) | (8,521) | 3,451 | (104) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (238) | (15,620) | (23,014) | (184) |
| Net increase (decrease) in net assets from operations | (938) | (22,727) | (21,755) | (350) |
| Changes from principal transactions: | | | | |
| Premiums | 9 | 1,100 | 1,810 | 3 |
| Death Benefits | (252) | (1,021) | (4,689) | (12) |
| Surrenders and withdrawals | (1,646) | (10,404) | (23,614) | (321) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 2,194 | (2,370) | (9,620) | (151) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 305 | (12,695) | (36,113) | (481) |
| Total increase (decrease) in net assets | (633) | (35,422) | (57,868) | (831) |
| **Net assets at December 31, 2011** | $ 23,289 | $ 130,635 | $ 228,537 | $ 3,901 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2011 and 2010**
*(Dollars in thousands)*

| | ING Diversified International Fund - Class R | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 203 | $ 2,051 | $ 288,247 | $ 156,330 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (13) | (7,479) | (2,036) |
| Total realized gain (loss) on investments and capital gains distributions | (23) | (10) | (12,141) | (5,961) |
| Net unrealized appreciation (depreciation) of investments | 37 | 503 | 82,791 | 37,638 |
| Net increase (decrease) in net assets from operations | 12 | 480 | 63,171 | 29,641 |
| Changes from principal transactions: | | | | |
| Premiums | - | 271 | 6,413 | 12 |
| Death Benefits | - | - | (2,170) | (1,250) |
| Surrenders and withdrawals | (5) | (216) | (14,473) | (7,381) |
| Transfers between Divisions (including fixed account), net | (32) | 461 | 1,015 | (23,435) |
| Increase (decrease) in net assets derived from principal transactions | (37) | 516 | (9,215) | (32,054) |
| Total increase (decrease) in net assets | (25) | 996 | 53,956 | (2,413) |
| **Net assets at December 31, 2010** | 178 | 3,047 | 342,203 | 153,917 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (14) | (9,161) | (3,097) |
| Total realized gain (loss) on investments and capital gains distributions | (6) | 510 | 1,071 | 1,260 |
| Net unrealized appreciation (depreciation) of investments | (17) | (666) | 2,806 | (5,379) |
| Net increase (decrease) in net assets from operations | (25) | (170) | (5,284) | (7,216) |
| Changes from principal transactions: | | | | |
| Premiums | - | 124 | 3,746 | 42 |
| Death Benefits | - | (6) | (1,956) | (1,486) |
| Surrenders and withdrawals | (25) | (846) | (21,686) | (7,006) |
| Transfers between Divisions (including fixed account), net | - | (174) | 18,748 | (10,734) |
| Increase (decrease) in net assets derived from principal transactions | (25) | (902) | (1,148) | (19,184) |
| Total increase (decrease) in net assets | (50) | (1,072) | (6,432) | (26,400) |
| **Net assets at December 31, 2011** | $ 128 | $ 1,975 | $ 335,771 | $ 127,517 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING Davis New York Venture Portfolio - Service Class | ING Global Bond Portfolio - Service Class | ING Invesco Van Kampen Comstock Portfolio - Service Class | ING Invesco Van Kampen Equity and Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 266,995 | $ 8,547 | $ 164,271 | $ 2,321 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5,711) | 180 | (1,954) | (436) |
| Total realized gain (loss) on investments and capital gains distributions | (6,120) | 60 | (9,007) | (8) |
| Net unrealized appreciation (depreciation) of investments | 35,925 | 947 | 30,877 | 224 |
| Net increase (decrease) in net assets from operations | 24,094 | 1,187 | 19,916 | (220) |
| Changes from principal transactions: | | | | |
| Premiums | 6,169 | 266 | 2,446 | 3,858 |
| Death Benefits | (2,401) | (14) | (1,118) | (696) |
| Surrenders and withdrawals | (10,487) | (1,224) | (9,533) | (4,737) |
| Transfers between Divisions (including fixed account), net | 7,243 | 871 | 13,049 | 1,520 |
| Increase (decrease) in net assets derived from principal transactions | 524 | (101) | 4,844 | (55) |
| Total increase (decrease) in net assets | 24,618 | 1,086 | 24,760 | (275) |
| **Net assets at December 31, 2010** | 291,613 | 9,633 | 189,031 | 2,046 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4,201) | 543 | (2,183) | 24 |
| Total realized gain (loss) on investments and capital gains distributions | (8,149) | 135 | (6,672) | 20 |
| Net unrealized appreciation (depreciation) of investments | (6,855) | (470) | 1,288 | (69) |
| Net increase (decrease) in net assets from operations | (19,205) | 208 | (7,567) | (25) |
| Changes from principal transactions: | | | | |
| Premiums | 2,253 | 90 | 1,409 | - |
| Death Benefits | (2,609) | (53) | (2,068) | - |
| Surrenders and withdrawals | (14,548) | (1,697) | (14,291) | (365) |
| Transfers between Divisions (including fixed account), net | (14,771) | 749 | 6,564 | (116) |
| Increase (decrease) in net assets derived from principal transactions | (29,675) | (911) | (8,386) | (481) |
| Total increase (decrease) in net assets | (48,880) | (703) | (15,953) | (506) |
| **Net assets at December 31, 2011** | $ 242,733 | $ 8,930 | $ 173,078 | $ 1,540 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING Invesco Van Kampen Equity and Income Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class | ING Oppenheimer Global Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 189,556 | $ 67,915 | $ 89,393 | $ 7,415 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (966) | (1,436) | (2,403) | 21 |
| Total realized gain (loss) on investments and capital gains distributions | (4,615) | 3,385 | 1,561 | 51 |
| Net unrealized appreciation (depreciation) of investments | 23,524 | 15,568 | 18,139 | 825 |
| Net increase (decrease) in net assets from operations | 17,943 | 17,517 | 17,297 | 897 |
| Changes from principal transactions: | | | | |
| Premiums | (397) | 3,330 | 91 | - |
| Death Benefits | (1,180) | (512) | (739) | (163) |
| Surrenders and withdrawals | (7,877) | (5,985) | (4,297) | (957) |
| Transfers between Divisions (including fixed account), net | 9,450 | 39,056 | (5,515) | (416) |
| Increase (decrease) in net assets derived from principal transactions | (4) | 35,889 | (10,460) | (1,536) |
| Total increase (decrease) in net assets | 17,939 | 53,406 | 6,837 | (639) |
| **Net assets at December 31, 2010** | 207,495 | 121,321 | 96,230 | 6,776 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (958) | (2,108) | (7) | 8 |
| Total realized gain (loss) on investments and capital gains distributions | (2,510) | 15,019 | 10,930 | 199 |
| Net unrealized appreciation (depreciation) of investments | (3,013) | (14,481) | (9,559) | (701) |
| Net increase (decrease) in net assets from operations | (6,481) | (1,570) | 1,364 | (494) |
| Changes from principal transactions: | | | | |
| Premiums | 1,374 | 1,280 | (1) | - |
| Death Benefits | (2,513) | (1,137) | (37) | (102) |
| Surrenders and withdrawals | (15,594) | (8,676) | (388) | (1,119) |
| Transfers between Divisions (including fixed account), net | (10,198) | 14,596 | (97,168) | (189) |
| Increase (decrease) in net assets derived from principal transactions | (26,931) | 6,063 | (97,594) | (1,410) |
| Total increase (decrease) in net assets | (33,412) | 4,493 | (96,230) | (1,904) |
| **Net assets at December 31, 2011** | $ 174,083 | $ 125,814 | $ - | $ 4,872 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
# SEPARATE ACCOUNT B
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Service Class | ING PIMCO Total Return Portfolio - Service Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Service Class |
|---|---|---|---|---|
| Net assets at January 1, 2010 | $ 124,376 | $ 9,629 | $ 16,960 | $ 16,849 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,115) | 174 | 115 | 1 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (3,646) | 79 | (244) | (346) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 19,426 | 304 | 1,685 | 2,336 |
| Net increase (decrease) in net assets from operations | 14,665 | 557 | 1,556 | 1,991 |
| Changes from principal transactions: | | | | |
| Premiums | 520 | - | 119 | 693 |
| Death Benefits | (956) | (66) | - | (57) |
| Surrenders and withdrawals | (6,315) | (948) | (777) | (575) |
| Transfers between Divisions | | | | |
| (including fixed account), net | (7,591) | (1,249) | (82) | (420) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (14,342) | (2,263) | (740) | (359) |
| Total increase (decrease) in net assets | 323 | (1,706) | 816 | 1,632 |
| **Net assets at December 31, 2010** | 124,699 | 7,923 | 17,776 | 18,481 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,384) | 121 | 252 | 77 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (2,785) | 215 | (380) | (395) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (9,838) | (190) | (217) | (505) |
| Net increase (decrease) in net assets from operations | (14,007) | 146 | (345) | (823) |
| Changes from principal transactions: | | | | |
| Premiums | 1,060 | - | 50 | 447 |
| Death Benefits | (1,068) | (105) | (286) | (367) |
| Surrenders and withdrawals | (8,584) | (742) | (1,647) | (1,276) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 14,346 | (972) | (537) | (59) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 5,754 | (1,819) | (2,420) | (1,255) |
| Total increase (decrease) in net assets | (8,253) | (1,673) | (2,765) | (2,078) |
| **Net assets at December 31, 2011** | $ 116,446 | $ 6,250 | $ 15,011 | $ 16,403 |

*The accompanying notes are an integral part of these financial statements.*

## ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING Solution 2035 Portfolio - Service Class | ING Solution 2045 Portfolio - Service Class | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|
| Net assets at January 1, 2010 | $ 11,035 | $ 1,384 | $ 6,919 | $ 9,112 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (8) | (12) | 125 | (159) |
| Total realized gain (loss) on investments and capital gains distributions | (703) | (101) | (93) | (243) |
| Net unrealized appreciation (depreciation) of investments | 2,012 | 270 | 480 | 2,896 |
| Net increase (decrease) in net assets from operations | 1,301 | 157 | 512 | 2,494 |
| Changes from principal transactions: | | | | |
| Premiums | 218 | 2 | 185 | 1,219 |
| Death Benefits | - | - | (93) | (9) |
| Surrenders and withdrawals | 152 | (161) | (583) | (403) |
| Transfers between Divisions (including fixed account), net | (1,548) | (112) | (150) | (580) |
| Increase (decrease) in net assets derived from principal transactions | (1,178) | (271) | (641) | 227 |
| Total increase (decrease) in net assets | 123 | (114) | (129) | 2,721 |
| **Net assets at December 31, 2010** | 11,158 | 1,270 | 6,790 | 11,833 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (11) | (9) | 170 | (168) |
| Total realized gain (loss) on investments and capital gains distributions | (304) | (21) | (50) | (158) |
| Net unrealized appreciation (depreciation) of investments | (398) | (46) | (181) | (290) |
| Net increase (decrease) in net assets from operations | (713) | (76) | (61) | (616) |
| Changes from principal transactions: | | | | |
| Premiums | 239 | 3 | 13 | 127 |
| Death Benefits | (180) | - | (92) | (11) |
| Surrenders and withdrawals | (405) | (43) | (467) | (1,815) |
| Transfers between Divisions (including fixed account), net | (322) | (23) | (128) | (187) |
| Increase (decrease) in net assets derived from principal transactions | (668) | (63) | (674) | (1,886) |
| Total increase (decrease) in net assets | (1,381) | (139) | (735) | (2,502) |
| **Net assets at December 31, 2011** | $ 9,777 | $ 1,131 | $ 6,055 | $ 9,331 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Initial Class | ING Thornburg Value Portfolio - Service Class |
|---|---|---|---|---|
| Net assets at January 1, 2010 | $ 97,640 | $ 241,228 | $ 1,479 | $ 7,716 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,179) | (1,095) | (1) | (56) |
| Total realized gain (loss) on investments and capital gains distributions | 3,028 | (22,924) | 37 | (142) |
| Net unrealized appreciation (depreciation) of investments | 10,347 | 34,948 | 88 | 831 |
| Net increase (decrease) in net assets from operations | 11,196 | 10,929 | 124 | 633 |
| Changes from principal transactions: | | | | |
| Premiums | 2,365 | 4,465 | 3 | 996 |
| Death Benefits | (708) | (2,067) | (13) | (131) |
| Surrenders and withdrawals | (5,743) | (12,833) | (179) | (360) |
| Transfers between Divisions (including fixed account), net | 4,175 | 18,721 | (30) | (573) |
| Increase (decrease) in net assets derived from principal transactions | 89 | 8,286 | (219) | (68) |
| Total increase (decrease) in net assets | 11,285 | 19,215 | (95) | 565 |
| Net assets at December 31, 2010 | 108,925 | 260,443 | 1,384 | 8,281 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,736) | (2,202) | (8) | (122) |
| Total realized gain (loss) on investments and capital gains distributions | 12,015 | (18,388) | 89 | (51) |
| Net unrealized appreciation (depreciation) of investments | (14,415) | (16,533) | (226) | (1,004) |
| Net increase (decrease) in net assets from operations | (5,136) | (37,123) | (145) | (1,177) |
| Changes from principal transactions: | | | | |
| Premiums | 1,395 | 1,968 | 4 | 23 |
| Death Benefits | (558) | (1,465) | (4) | (99) |
| Surrenders and withdrawals | (7,504) | (16,647) | (338) | (419) |
| Transfers between Divisions (including fixed account), net | 8,706 | (16,686) | (6) | (261) |
| Increase (decrease) in net assets derived from principal transactions | 2,039 | (32,830) | (344) | (756) |
| Total increase (decrease) in net assets | (3,097) | (69,953) | (489) | (1,933) |
| Net assets at December 31, 2011 | $ 105,828 | $ 190,490 | $ 895 | $ 6,348 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING Strategic Allocation Conservative Portfolio - Class S | ING Strategic Allocation Growth Portfolio - Class S | ING Strategic Allocation Moderate Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 6,503 | $ 1,353 | $ 589 | $ 657 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (97) | 45 | 14 | 20 |
| Total realized gain (loss) on investments and capital gains distributions | (269) | (42) | (50) | (66) |
| Net unrealized appreciation (depreciation) of investments | 974 | 130 | 98 | 116 |
| Net increase (decrease) in net assets from operations | 608 | 133 | 62 | 70 |
| Changes from principal transactions: | | | | |
| Premiums | 69 | (36) | (50) | 148 |
| Death Benefits | (42) | - | - | (18) |
| Surrenders and withdrawals | (446) | - | - | (44) |
| Transfers between Divisions (including fixed account), net | (463) | 1 | - | (38) |
| Increase (decrease) in net assets derived from principal transactions | (882) | (35) | (50) | 48 |
| Total increase (decrease) in net assets | (274) | 98 | 12 | 118 |
| **Net assets at December 31, 2010** | 6,229 | 1,451 | 601 | 775 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (93) | 37 | 8 | 14 |
| Total realized gain (loss) on investments and capital gains distributions | (130) | (51) | (80) | (35) |
| Net unrealized appreciation (depreciation) of investments | (41) | 24 | 56 | 6 |
| Net increase (decrease) in net assets from operations | (264) | 10 | (16) | (15) |
| Changes from principal transactions: | | | | |
| Premiums | 7 | (175) | (126) | 120 |
| Death Benefits | (39) | - | - | (4) |
| Surrenders and withdrawals | (515) | - | - | (37) |
| Transfers between Divisions (including fixed account), net | (219) | - | 1 | 134 |
| Increase (decrease) in net assets derived from principal transactions | (766) | (175) | (125) | 213 |
| Total increase (decrease) in net assets | (1,030) | (165) | (141) | 198 |
| **Net assets at December 31, 2011** | $ 5,199 | $ 1,286 | $ 460 | $ 973 |

*The accompanying notes are an integral part of these financial statements.*

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING Growth and Income Portfolio - Class A | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 5 |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ - | $ 109 | $ 453,859 | $ 14,317 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (6,642) | (46) |
| Total realized gain (loss) on investments and capital gains distributions | - | (2) | (4,991) | (970) |
| Net unrealized appreciation (depreciation) of investments | - | 15 | 57,770 | 993 |
| Net increase (decrease) in net assets from operations | - | 13 | 46,137 | (23) |
| Changes from principal transactions: | | | | |
| Premiums | - | - | 2,214 | (6) |
| Death Benefits | - | - | (7,758) | (97) |
| Surrenders and withdrawals | - | (8) | (41,659) | (2,508) |
| Transfers between Divisions (including fixed account), net | - | - | (3,127) | (332) |
| Increase (decrease) in net assets derived from principal transactions | - | (8) | (50,330) | (2,943) |
| Total increase (decrease) in net assets | - | 5 | (4,193) | (2,966) |
| **Net assets at December 31, 2010** | - | 114 | 449,666 | 11,351 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (19,807) | - | (1,854) | 118 |
| Total realized gain (loss) on investments and capital gains distributions | (4,004) | (4) | 2,752 | (2,630) |
| Net unrealized appreciation (depreciation) of investments | (45,338) | 3 | (8,237) | 2,272 |
| Net increase (decrease) in net assets from operations | (69,149) | (1) | (7,339) | (240) |
| Changes from principal transactions: | | | | |
| Premiums | 7,594 | - | 219 | 1 |
| Death Benefits | (18,267) | - | (7,754) | (315) |
| Surrenders and withdrawals | (69,762) | (35) | (46,532) | (2,801) |
| Transfers between Divisions (including fixed account), net | 1,327,583 | (1) | 335,936 | (7,996) |
| Increase (decrease) in net assets derived from principal transactions | 1,247,148 | (36) | 281,869 | (11,111) |
| Total increase (decrease) in net assets | 1,177,999 | (37) | 274,530 | (11,351) |
| **Net assets at December 31, 2011** | $ 1,177,999 | $ 77 | $ 724,196 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 6 | | ING GET U.S. Core Portfolio - Series 7 | | ING GET U.S. Core Portfolio - Series 8 | | ING GET U.S. Core Portfolio - Series 9 | |
|---|---:|---|---:|---|---:|---|---:|---|
| **Net assets at January 1, 2010** | $ | 14,418 | $ | 10,450 | $ | 5,547 | $ | 5,144 |
| | | | | | | | | |
| **Increase (decrease) in net assets** | | | | | | | | |
| Operations: | | | | | | | | |
| Net investment income (loss) | | 9 | | 11 | | 8 | | 2 |
| Total realized gain (loss) on investments | | | | | | | | |
| and capital gains distributions | | (945) | | (866) | | (409) | | (338) |
| Net unrealized appreciation (depreciation) | | | | | | | | |
| of investments | | 931 | | 900 | | 420 | | 419 |
| Net increase (decrease) in net assets from operations | | (5) | | 45 | | 19 | | 83 |
| Changes from principal transactions: | | | | | | | | |
| Premiums | | (11) | | (4) | | (1) | | (1) |
| Death Benefits | | (109) | | (383) | | (168) | | (52) |
| Surrenders and withdrawals | | (3,417) | | (2,166) | | (1,250) | | (1,113) |
| Transfers between Divisions | | | | | | | | |
| (including fixed account), net | | (170) | | (477) | | (38) | | (25) |
| Increase (decrease) in net assets derived from | | | | | | | | |
| principal transactions | | (3,707) | | (3,030) | | (1,457) | | (1,191) |
| Total increase (decrease) in net assets | | (3,712) | | (2,985) | | (1,438) | | (1,108) |
| **Net assets at December 31, 2010** | | 10,706 | | 7,465 | | 4,109 | | 4,036 |
| | | | | | | | | |
| **Increase (decrease) in net assets** | | | | | | | | |
| Operations: | | | | | | | | |
| Net investment income (loss) | | 128 | | 6 | | (22) | | 7 |
| Total realized gain (loss) on investments | | | | | | | | |
| and capital gains distributions | | (2,122) | | (585) | | (407) | | (342) |
| Net unrealized appreciation (depreciation) | | | | | | | | |
| of investments | | 1,783 | | 447 | | 346 | | 270 |
| Net increase (decrease) in net assets from operations | | (211) | | (132) | | (83) | | (65) |
| Changes from principal transactions: | | | | | | | | |
| Premiums | | (19) | | (2) | | (15) | | - |
| Death Benefits | | (251) | | - | | (121) | | (54) |
| Surrenders and withdrawals | | (3,708) | | (1,576) | | (1,242) | | (801) |
| Transfers between Divisions | | | | | | | | |
| (including fixed account), net | | (6,517) | | (345) | | (29) | | (381) |
| Increase (decrease) in net assets derived from | | | | | | | | |
| principal transactions | | (10,495) | | (1,923) | | (1,407) | | (1,236) |
| Total increase (decrease) in net assets | | (10,706) | | (2,055) | | (1,490) | | (1,301) |
| **Net assets at December 31, 2011** | $ | - | $ | 5,410 | $ | 2,619 | $ | 2,735 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 | ING GET U.S. Core Portfolio - Series 12 | ING GET U.S. Core Portfolio - Series 13 |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 4,090 | $ 5,718 | $ 2,232 | $ 15,806 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 11 | 17 | 15 | 103 |
| Total realized gain (loss) on investments and capital gains distributions | (252) | (293) | (115) | (209) |
| Net unrealized appreciation (depreciation) of investments | 312 | 414 | 176 | 791 |
| Net increase (decrease) in net assets from operations | 71 | 138 | 76 | 685 |
| Changes from principal transactions: | | | | |
| Premiums | - | (7) | (2) | 2 |
| Death Benefits | (35) | (8) | (52) | (207) |
| Surrenders and withdrawals | (840) | (672) | (226) | (3,109) |
| Transfers between Divisions (including fixed account), net | (70) | (312) | (66) | (323) |
| Increase (decrease) in net assets derived from principal transactions | (945) | (999) | (346) | (3,637) |
| Total increase (decrease) in net assets | (874) | (861) | (270) | (2,952) |
| **Net assets at December 31, 2010** | 3,216 | 4,857 | 1,962 | 12,854 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 12 | 7 | 13 | 51 |
| Total realized gain (loss) on investments and capital gains distributions | (244) | (239) | (48) | (169) |
| Net unrealized appreciation (depreciation) of investments | 191 | 180 | 19 | 126 |
| Net increase (decrease) in net assets from operations | (41) | (52) | (16) | 8 |
| Changes from principal transactions: | | | | |
| Premiums | (1) | 8 | - | (1) |
| Death Benefits | - | - | (51) | (128) |
| Surrenders and withdrawals | (932) | (807) | (59) | (3,625) |
| Transfers between Divisions (including fixed account), net | - | (5) | (19) | (5) |
| Increase (decrease) in net assets derived from principal transactions | (933) | (804) | (129) | (3,759) |
| Total increase (decrease) in net assets | (974) | (856) | (145) | (3,751) |
| **Net assets at December 31, 2011** | $ 2,242 | $ 4,001 | $ 1,817 | $ 9,103 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 14 | ING BlackRock Science and Technology Opportunities Portfolio - Class S | ING Euro STOXX 50 Index Portfolio - Class A | ING FTSE 100 Index Portfolio - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 45,358 | $ 223,254 | $ 608 | $ 755 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 815 | (5,950) | (57) | (69) |
| Total realized gain (loss) on investments and capital gains distributions | (68) | (731) | 48 | 176 |
| Net unrealized appreciation (depreciation) of investments | 1,300 | 37,693 | (60) | 183 |
| Net increase (decrease) in net assets from operations | 2,047 | 31,012 | (69) | 290 |
| Changes from principal transactions: | | | | |
| Premiums | (2) | 6,066 | 392 | (4,849) |
| Death Benefits | (460) | (1,845) | - | (42) |
| Surrenders and withdrawals | (10,382) | (14,630) | (191) | (351) |
| Transfers between Divisions (including fixed account), net | (302) | 20,109 | 3,999 | 7,792 |
| Increase (decrease) in net assets derived from principal transactions | (11,146) | 9,700 | 4,200 | 2,550 |
| Total increase (decrease) in net assets | (9,099) | 40,712 | 4,131 | 2,840 |
| **Net assets at December 31, 2010** | 36,259 | 263,966 | 4,739 | 3,595 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 404 | (6,441) | 299 | (22) |
| Total realized gain (loss) on investments and capital gains distributions | (26) | 33,032 | (2,811) | (1,240) |
| Net unrealized appreciation (depreciation) of investments | 55 | (60,848) | (772) | (408) |
| Net increase (decrease) in net assets from operations | 433 | (34,257) | (3,284) | (1,670) |
| Changes from principal transactions: | | | | |
| Premiums | (3) | 2,645 | 163 | (2,769) |
| Death Benefits | (466) | (2,733) | (141) | (86) |
| Surrenders and withdrawals | (6,837) | (17,495) | (1,139) | (503) |
| Transfers between Divisions (including fixed account), net | (222) | (14,106) | 2,617 | 3,733 |
| Increase (decrease) in net assets derived from principal transactions | (7,528) | (31,689) | 1,500 | 375 |
| Total increase (decrease) in net assets | (7,095) | (65,946) | (1,784) | (1,295) |
| **Net assets at December 31, 2011** | $ 29,164 | $ 198,020 | $ 2,955 | $ 2,300 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING Hang Seng Index Portfolio - Class S | ING Index Plus LargeCap Portfolio - Class S | ING Index Plus MidCap Portfolio - Class S | ING Index Plus SmallCap Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 41,686 | $ 174,337 | $ 127,725 | $ 94,468 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,558) | (439) | (1,871) | (1,809) |
| Total realized gain (loss) on investments and capital gains distributions | 1,115 | (14,359) | (7,964) | (6,416) |
| Net unrealized appreciation (depreciation) of investments | 2,737 | 31,703 | 31,547 | 25,210 |
| Net increase (decrease) in net assets from operations | 2,294 | 16,905 | 21,712 | 16,985 |
| Changes from principal transactions: | | | | |
| Premiums | 2,498 | 176 | 138 | 72 |
| Death Benefits | (540) | (2,177) | (1,119) | (847) |
| Surrenders and withdrawals | (3,196) | (22,046) | (8,214) | (6,226) |
| Transfers between Divisions (including fixed account), net | 39,142 | (5,863) | (8,815) | (4,553) |
| Increase (decrease) in net assets derived from principal transactions | 37,904 | (29,910) | (18,010) | (11,554) |
| Total increase (decrease) in net assets | 40,198 | (13,005) | 3,702 | 5,431 |
| **Net assets at December 31, 2010** | 81,884 | 161,332 | 131,427 | 99,899 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | (660) | (2,162) | (1,683) |
| Total realized gain (loss) on investments and capital gains distributions | 170 | (10,242) | (3,109) | (3,407) |
| Net unrealized appreciation (depreciation) of investments | (13,476) | 8,254 | 1,687 | 2,183 |
| Net increase (decrease) in net assets from operations | (13,301) | (2,648) | (3,584) | (2,907) |
| Changes from principal transactions: | | | | |
| Premiums | 793 | 49 | 89 | 48 |
| Death Benefits | (579) | (2,850) | (1,708) | (1,380) |
| Surrenders and withdrawals | (3,793) | (18,095) | (9,635) | (7,073) |
| Transfers between Divisions (including fixed account), net | (20,825) | (11,807) | (8,868) | (5,109) |
| Increase (decrease) in net assets derived from principal transactions | (24,404) | (32,703) | (20,122) | (13,514) |
| Total increase (decrease) in net assets | (37,705) | (35,351) | (23,706) | (16,421) |
| **Net assets at December 31, 2011** | $ 44,179 | $ 125,981 | $ 107,721 | $ 83,478 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING International Index Portfolio - Class S | ING Japan TOPIX Index® Portfolio - Class A | ING Russell™ Large Cap Growth Index Portfolio - Class S | ING Russell™ Large Cap Index Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 69,588 | $ 324 | $ 141,894 | $ 372,497 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 833 | (101) | (2,704) | 4,262 |
| Total realized gain (loss) on investments and capital gains distributions | 3,016 | (62) | 3,772 | 12,960 |
| Net unrealized appreciation (depreciation) of investments | (3,261) | 717 | 11,251 | 14,170 |
| Net increase (decrease) in net assets from operations | 588 | 554 | 12,319 | 31,392 |
| Changes from principal transactions: | | | | |
| Premiums | 1,744 | 5,250 | 832 | 2,778 |
| Death Benefits | (513) | - | (1,223) | (8,705) |
| Surrenders and withdrawals | (4,197) | (226) | (9,281) | (31,818) |
| Transfers between Divisions (including fixed account), net | (2,166) | 2,561 | (1,966) | (10,193) |
| Increase (decrease) in net assets derived from principal transactions | (5,132) | 7,585 | (11,638) | (47,938) |
| Total increase (decrease) in net assets | (4,544) | 8,139 | 681 | (16,546) |
| **Net assets at December 31, 2010** | 65,044 | 8,463 | 142,575 | 355,951 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 52 | (44) | (2,272) | (2,619) |
| Total realized gain (loss) on investments and capital gains distributions | 774 | (149) | 11,059 | 21,769 |
| Net unrealized appreciation (depreciation) of investments | (8,670) | (1,847) | (7,707) | (21,331) |
| Net increase (decrease) in net assets from operations | (7,844) | (2,040) | 1,080 | (2,181) |
| Changes from principal transactions: | | | | |
| Premiums | 753 | 2,890 | 898 | 1,657 |
| Death Benefits | (208) | (72) | (1,770) | (7,615) |
| Surrenders and withdrawals | (4,200) | (414) | (11,980) | (35,620) |
| Transfers between Divisions (including fixed account), net | (14,057) | 740 | 15,230 | (15,225) |
| Increase (decrease) in net assets derived from principal transactions | (17,712) | 3,144 | 2,378 | (56,803) |
| Total increase (decrease) in net assets | (25,556) | 1,104 | 3,458 | (58,984) |
| **Net assets at December 31, 2011** | $ 39,488 | $ 9,567 | $ 146,033 | $ 296,967 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING Russell™ Large Cap Value Index Portfolio - Class S | ING Russell™ Mid Cap Growth Index Portfolio - Class S | ING Russell™ Mid Cap Index Portfolio - Class S | ING Russell™ Small Cap Index Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 24,005 | $ 248,368 | $ 85,119 | $ 114,700 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (196) | (5,118) | (1,915) | (2,876) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 4,147 | 10,587 | 13,882 | 6,124 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (1,913) | 48,180 | 6,499 | 21,586 |
| Net increase (decrease) in net assets from operations | 2,038 | 53,649 | 18,466 | 24,834 |
| Changes from principal transactions: | | | | |
| Premiums | 428 | 2,438 | 5,853 | 3,431 |
| Death Benefits | (581) | (5,468) | (507) | (898) |
| Surrenders and withdrawals | (3,362) | (19,309) | (5,404) | (9,323) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 12,698 | 18,299 | 17,330 | 41,308 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 9,183 | (4,040) | 17,272 | 34,518 |
| Total increase (decrease) in net assets | 11,221 | 49,609 | 35,738 | 59,352 |
| **Net assets at December 31, 2010** | 35,226 | 297,977 | 120,857 | 174,052 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (341) | (5,295) | (1,639) | (2,981) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 1,678 | 21,859 | 17,402 | 23,082 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (2,166) | (29,466) | (21,722) | (31,952) |
| Net increase (decrease) in net assets from operations | (829) | (12,902) | (5,959) | (11,851) |
| Changes from principal transactions: | | | | |
| Premiums | 322 | 1,653 | 1,216 | 1,520 |
| Death Benefits | (357) | (6,739) | (562) | (1,278) |
| Surrenders and withdrawals | (5,240) | (21,743) | (7,369) | (12,517) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 9,828 | (15,154) | (5,359) | (13,850) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 4,553 | (41,983) | (12,074) | (26,125) |
| Total increase (decrease) in net assets | 3,724 | (54,885) | (18,033) | (37,976) |
| **Net assets at December 31, 2011** | $ 38,950 | $ 243,092 | $ 102,824 | $ 136,076 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING Small Company Portfolio - Class S | ING U.S. Bond Index Portfolio - Class S | ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S | ING International Value Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 75,533 | $ 251,758 | $ 213,033 | $ 10,718 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,627) | (485) | 1,623 | 34 |
| Total realized gain (loss) on investments and capital gains distributions | 14,076 | 9,365 | (17,524) | (1,738) |
| Net unrealized appreciation (depreciation) of investments | 4,507 | (870) | 19,810 | 1,740 |
| Net increase (decrease) in net assets from operations | 16,956 | 8,010 | 3,909 | 36 |
| Changes from principal transactions: | | | | |
| Premiums | 2,034 | 5,167 | 4,928 | 227 |
| Death Benefits | (452) | (2,502) | (913) | (5) |
| Surrenders and withdrawals | (4,359) | (22,176) | (7,771) | (586) |
| Transfers between Divisions (including fixed account), net | 12,731 | (7,626) | (11,904) | (945) |
| Increase (decrease) in net assets derived from principal transactions | 9,954 | (27,137) | (15,660) | (1,309) |
| Total increase (decrease) in net assets | 26,910 | (19,127) | (11,751) | (1,273) |
| **Net assets at December 31, 2010** | 102,443 | 232,631 | 201,282 | 9,445 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,225) | (854) | 927 | 64 |
| Total realized gain (loss) on investments and capital gains distributions | 6,818 | 10,181 | (6,031) | (1,173) |
| Net unrealized appreciation (depreciation) of investments | (10,456) | 70 | (6,484) | (251) |
| Net increase (decrease) in net assets from operations | (5,863) | 9,397 | (11,588) | (1,360) |
| Changes from principal transactions: | | | | |
| Premiums | 854 | 2,106 | 2,084 | 73 |
| Death Benefits | (862) | (2,371) | (2,663) | (16) |
| Surrenders and withdrawals | (6,631) | (20,455) | (8,257) | (798) |
| Transfers between Divisions (including fixed account), net | (49) | 76,246 | (11,122) | (689) |
| Increase (decrease) in net assets derived from principal transactions | (6,688) | 55,526 | (19,958) | (1,430) |
| Total increase (decrease) in net assets | (12,551) | 64,923 | (31,546) | (2,790) |
| **Net assets at December 31, 2011** | $ 89,892 | $ 297,554 | $ 169,736 | $ 6,655 |

*The accompanying notes are an integral part of these financial statements.*

## ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | ING MidCap Opportunities Portfolio - Class S | ING SmallCap Opportunities Portfolio - Class S | Invesco V.I. Leisure Fund - Series I Shares | Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 297,130 | $ 59,441 | $ 20,121 | $ 80 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5,807) | (1,565) | (412) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (994) | 1,363 | (2,585) | (4) |
| Net unrealized appreciation (depreciation) of investments | 88,470 | 15,997 | 6,413 | 8 |
| Net increase (decrease) in net assets from operations | 81,669 | 15,795 | 3,416 | 5 |
| Changes from principal transactions: | | | | |
| Premiums | 3,321 | 85 | (48) | - |
| Death Benefits | (6,367) | (556) | (290) | - |
| Surrenders and withdrawals | (28,263) | (4,480) | (1,466) | (8) |
| Transfers between Divisions (including fixed account), net | 51,967 | (2,199) | (1,236) | 1 |
| Increase (decrease) in net assets derived from principal transactions | 20,658 | (7,150) | (3,040) | (7) |
| Total increase (decrease) in net assets | 102,327 | 8,645 | 376 | (2) |
| **Net assets at December 31, 2010** | 399,457 | 68,086 | 20,497 | 78 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (9,715) | (1,600) | (414) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 19,709 | 3,096 | (1,800) | (2) |
| Net unrealized appreciation (depreciation) of investments | (26,696) | (2,758) | 1,068 | 4 |
| Net increase (decrease) in net assets from operations | (16,702) | (1,262) | (1,146) | 3 |
| Changes from principal transactions: | | | | |
| Premiums | 2,372 | 29 | 1 | - |
| Death Benefits | (6,288) | (413) | (221) | - |
| Surrenders and withdrawals | (42,215) | (5,898) | (1,688) | (6) |
| Transfers between Divisions (including fixed account), net | 16,675 | (1,687) | (945) | - |
| Increase (decrease) in net assets derived from principal transactions | (29,456) | (7,969) | (2,853) | (6) |
| Total increase (decrease) in net assets | (46,158) | (9,231) | (3,999) | (3) |
| **Net assets at December 31, 2011** | $ 353,299 | $ 58,855 | $ 16,498 | $ 75 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | Legg Mason Global Currents Variable International All Cap Opportunity Portfolio | Legg Mason Western Asset Variable High Income Portfolio | Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class | PIMCO Real Return Portfolio - Administrative Class |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 46 | $ 78 | $ 1,600 | $ 11,216 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 6 | (16) | 22 |
| Total realized gain (loss) on investments and capital gains distributions | (12) | (5) | (56) | 116 |
| Net unrealized appreciation (depreciation) of investments | 12 | 9 | 400 | 623 |
| Net increase (decrease) in net assets from operations | - | 10 | 328 | 761 |
| Changes from principal transactions: | | | | |
| Premiums | - | - | 39 | 444 |
| Death Benefits | - | - | - | (10) |
| Surrenders and withdrawals | (7) | (16) | (84) | (1,382) |
| Transfers between Divisions (including fixed account), net | - | - | (24) | 1,434 |
| Increase (decrease) in net assets derived from principal transactions | (7) | (16) | (69) | 486 |
| Total increase (decrease) in net assets | (7) | (6) | 259 | 1,247 |
| **Net assets at December 31, 2010** | 39 | 72 | 1,859 | 12,463 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 5 | (16) | 468 |
| Total realized gain (loss) on investments and capital gains distributions | (1) | (1) | (56) | 187 |
| Net unrealized appreciation (depreciation) of investments | (7) | (4) | 10 | 510 |
| Net increase (decrease) in net assets from operations | (6) | - | (62) | 1,165 |
| Changes from principal transactions: | | | | |
| Premiums | - | - | 16 | 142 |
| Death Benefits | - | - | (4) | (8) |
| Surrenders and withdrawals | (1) | (2) | (196) | (1,569) |
| Transfers between Divisions (including fixed account), net | 1 | 1 | (171) | 790 |
| Increase (decrease) in net assets derived from principal transactions | - | (1) | (355) | (645) |
| Total increase (decrease) in net assets | (6) | (1) | (417) | 520 |
| **Net assets at December 31, 2011** | $ 33 | $ 71 | $ 1,442 | $ 12,983 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | Pioneer Equity Income VCT Portfolio - Class II | ProFund VP Bull | ProFund VP Europe 30 | ProFund VP Rising Rates Opportunity |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ 15,029 | $ 15,316 | $ 10,444 | $ 14,303 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 90 | (365) | (85) | (278) |
| Total realized gain (loss) on investments and capital gains distributions | (996) | (450) | (740) | (1,552) |
| Net unrealized appreciation (depreciation) of investments | 3,318 | 2,153 | 777 | (628) |
| Net increase (decrease) in net assets from operations | 2,412 | 1,338 | (48) | (2,458) |
| Changes from principal transactions: | | | | |
| Premiums | 206 | (1) | (1) | - |
| Death Benefits | (17) | (178) | (150) | (230) |
| Surrenders and withdrawals | (831) | (826) | (720) | (1,005) |
| Transfers between Divisions (including fixed account), net | (1,134) | (538) | (264) | (69) |
| Increase (decrease) in net assets derived from principal transactions | (1,776) | (1,543) | (1,135) | (1,304) |
| Total increase (decrease) in net assets | 636 | (205) | (1,183) | (3,762) |
| **Net assets at December 31, 2010** | 15,665 | 15,111 | 9,261 | 10,541 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 83 | (365) | (134) | (204) |
| Total realized gain (loss) on investments and capital gains distributions | (708) | (194) | (686) | (1,534) |
| Net unrealized appreciation (depreciation) of investments | 1,285 | 240 | (61) | (2,040) |
| Net increase (decrease) in net assets from operations | 660 | (319) | (881) | (3,778) |
| Changes from principal transactions: | | | | |
| Premiums | 112 | 3 | 1 | 1 |
| Death Benefits | (34) | (232) | (81) | (110) |
| Surrenders and withdrawals | (1,648) | (1,982) | (875) | (913) |
| Transfers between Divisions (including fixed account), net | (17) | (568) | (476) | 14 |
| Increase (decrease) in net assets derived from principal transactions | (1,587) | (2,779) | (1,431) | (1,008) |
| Total increase (decrease) in net assets | (927) | (3,098) | (2,312) | (4,786) |
| **Net assets at December 31, 2011** | $ 14,738 | $ 12,013 | $ 6,949 | $ 5,755 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

| | Wells Fargo Advantage VT Omega Growth Fund - Class 2 | Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2 | Wells Fargo Advantage VT Intrinsic Value Fund - Class 2 | Wells Fargo Advantage VT Small Cap Growth Fund - Class 2 |
|---|---|---|---|---|
| **Net assets at January 1, 2010** | $ - | $ 2,009 | $ 555 | $ 464 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (7) | (16) | (17) | (11) |
| Total realized gain (loss) on investments and capital gains distributions | 6 | (22) | (29) | (8) |
| Net unrealized appreciation (depreciation) of investments | 310 | 241 | 129 | 112 |
| Net increase (decrease) in net assets from operations | 309 | 203 | 83 | 93 |
| Changes from principal transactions: | | | | |
| Premiums | (26) | - | 5 | - |
| Death Benefits | - | - | (8) | (65) |
| Surrenders and withdrawals | - | (35) | (53) | (40) |
| Transfers between Divisions (including fixed account), net | 1,204 | (21) | 225 | (16) |
| Increase (decrease) in net assets derived from principal transactions | 1,178 | (56) | 169 | (121) |
| Total increase (decrease) in net assets | 1,487 | 147 | 252 | (28) |
| **Net assets at December 31, 2010** | 1,487 | 2,156 | 807 | 436 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (39) | 11 | (16) | (10) |
| Total realized gain (loss) on investments and capital gains distributions | 48 | (15) | (15) | 1 |
| Net unrealized appreciation (depreciation) of investments | (122) | 85 | (2) | (17) |
| Net increase (decrease) in net assets from operations | (113) | 81 | (33) | (26) |
| Changes from principal transactions: | | | | |
| Premiums | - | - | - | - |
| Death Benefits | - | - | - | - |
| Surrenders and withdrawals | (126) | (116) | (52) | (39) |
| Transfers between Divisions (including fixed account), net | (8) | (69) | (1) | (10) |
| Increase (decrease) in net assets derived from principal transactions | (134) | (185) | (53) | (49) |
| Total increase (decrease) in net assets | (247) | (104) | (86) | (75) |
| **Net assets at December 31, 2011** | $ 1,240 | $ 2,052 | $ 721 | $ 361 |

*The accompanying notes are an integral part of these financial statements.*

## ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2011 and 2010
*(Dollars in thousands)*

|  | Wells Fargo Advantage VT Total Return Bond Fund |
|---|---|
| **Net assets at January 1, 2010** | $ 1,080 |
| **Increase (decrease) in net assets** | |
| Operations: | |
| Net investment income (loss) | 10 |
| Total realized gain (loss) on investments and capital gains distributions | 34 |
| Net unrealized appreciation (depreciation) of investments | 3 |
| Net increase (decrease) in net assets from operations | 47 |
| Changes from principal transactions: | |
| Premiums | - |
| Death Benefits | - |
| Surrenders and withdrawals | (69) |
| Transfers between Divisions (including fixed account), net | 17 |
| Increase (decrease) in net assets derived from principal transactions | (52) |
| Total increase (decrease) in net assets | (5) |
| **Net assets at December 31, 2010** | 1,075 |
| **Increase (decrease) in net assets** | |
| Operations: | |
| Net investment income (loss) | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 53 |
| Net unrealized appreciation (depreciation) of investments | (3) |
| Net increase (decrease) in net assets from operations | 52 |
| Changes from principal transactions: | |
| Premiums | - |
| Death Benefits | (5) |
| Surrenders and withdrawals | (236) |
| Transfers between Divisions (including fixed account), net | (37) |
| Increase (decrease) in net assets derived from principal transactions | (278) |
| Total increase (decrease) in net assets | (226) |
| **Net assets at December 31, 2011** | $ 849 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
Notes to Financial Statements

1.      **Organization**

ING USA Annuity and Life Insurance Company Separate Account B (the "Account") was established by ING USA Annuity and Life Insurance Company ("ING USA" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH") an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings, sales, or a combination thereof. On November 10, 2010, ING announced that ING and its U.S. insurance affiliates, including the Company, are preparing for a base case of an initial public offering of the Company and its U.S.-based insurance and investment management affiliates.

The Account includes ING Architect Contracts, ING GoldenSelect Contracts, ING Retirement Solutions Rollover Choice Contracts and ING SmartDesign Contracts (collectively, the "Contracts"), that ceased being available to new contractowners in 2010. These Contracts were, however, still available to existing contractowners in 2011. ING GoldenSelect Contracts included Access, DVA Plus, Premium Plus, ES II, and Landmark. ING SmartDesign Contracts include Advantage, Signature Variable Annuity and Variable Annuity.

The Account also includes the following discontinued offerings:

ING GoldenSelect Contracts:
   Access One (September 2003)
   DVA and DVA Series 100 (May 2000)
   DVA 80 (May 1991)
   DVA Plus (January 2004)
   Generations (October 2008)
   Granite PrimElite (May 2001)
   Opportunities and Legends (March 2007)
   Value (June 2003)
ING Simplicity Contracts (August 2007)
ING SmartDesign Contracts:
   Variable Annuity, Advantage and Signature (April 2008)
Wells Fargo ING Contracts:
   Opportunities and Landmark (June 2006)
ING Customized Solutions Focus Contracts (September 2004)

In addition, the Account includes The Fund For Life Division, which is not included in the accompanying financial statements, and which ceased to accept new Contracts effective December 31, 1994.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ING USA provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the ING USA guaranteed interest division, the ING USA fixed interest division, and the fixed account, which are not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ING USA may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ING USA. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ING USA.

At December 31, 2011, the Account had 148 investment divisions (the "Divisions"), 24 of which invest in independently managed mutual fund portfolios and 124 of which invest in mutual fund portfolios managed by affiliates, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated mutual fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2011 and related Trusts are as follows:

BlackRock Variable Series Funds, Inc.:
  BlackRock Global Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
  Columbia Asset Allocation Fund, Variable Series - Class A
  Columbia Small Cap Value Fund, Variable Series - Class B
  Columbia Small Company Growth Fund, Variable Series - Class A
Columbia Funds Variable Series Trust II:
  Columbia VP Large Cap Growth Fund - Class 1**
  Columbia VP Short Duration US Government Fund - Class 1**
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class S
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING American Funds Asset Allocation Portfolio
  ING American Funds Bond Portfolio
  ING American Funds Global Growth and Income Portfolio**
  ING American Funds Growth Portfolio
  ING American Funds International Growth and Income Portfolio**
  ING American Funds International Portfolio

ING Investors Trust (continued):
  ING American Funds World Allocation Portfolio - Service Class
  ING Artio Foreign Portfolio - Service Class
  ING Artio Foreign Portfolio - Service 2 Class
  ING BlackRock Health Sciences Opportunities Portfolio - Service Class
  ING BlackRock Inflation Protected Bond Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING Clarion Global Real Estate Portfolio - Service Class
  ING Clarion Global Real Estate Portfolio - Service 2 Class
  ING Clarion Real Estate Portfolio - Service Class
  ING Clarion Real Estate Portfolio - Service 2 Class
  ING DFA World Equity Portfolio - Service Class
  ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class
  ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service 2 Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Income Portfolio - Service 2 Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Franklin Templeton Founding Strategy Portfolio - Service Class
  ING Global Resources Portfolio - Adviser Class**
  ING Global Resources Portfolio - Service Class
  ING Global Resources Portfolio - Service 2 Class

ING Investors Trust (continued):
    ING Invesco Van Kampen Growth and Income
      Portfolio - Service Class
    ING Invesco Van Kampen Growth and Income
      Portfolio - Service 2 Class
    ING JPMorgan Emerging Markets Equity Portfolio -
      Service Class
    ING JPMorgan Emerging Markets Equity Portfolio -
      Service 2 Class
    ING JPMorgan Small Cap Core Equity Portfolio -
      Service Class
    ING JPMorgan Small Cap Core Equity Portfolio -
      Service 2 Class
    ING Large Cap Growth Portfolio - Service Class
    ING Large Cap Growth Portfolio - Service 2 Class
    ING Large Cap Value Portfolio - Service Class**
    ING Limited Maturity Bond Portfolio - Service Class
    ING Liquid Assets Portfolio - Service Class
    ING Liquid Assets Portfolio - Service 2 Class
    ING Marsico Growth Portfolio - Service Class
    ING Marsico Growth Portfolio - Service 2 Class
    ING MFS Total Return Portfolio - Service Class
    ING MFS Total Return Portfolio - Service 2 Class
    ING MFS Utilities Portfolio - Service Class
    ING Morgan Stanley Global Franchise Portfolio -
      Service Class
    ING Morgan Stanley Global Franchise Portfolio -
      Service 2 Class
    ING Oppenheimer Active Allocation Portfolio -
      Service Class
    ING PIMCO High Yield Portfolio - Service Class
    ING PIMCO Total Return Bond Portfolio - Service
      Class
    ING PIMCO Total Return Bond Portfolio - Service 2
      Class
    ING Pioneer Fund Portfolio - Service Class
    ING Pioneer Mid Cap Value Portfolio - Service Class
    ING Retirement Conservative Portfolio - Adviser Class
    ING Retirement Growth Portfolio - Adviser Class
    ING Retirement Moderate Growth Portfolio - Adviser
      Class
    ING Retirement Moderate Portfolio - Adviser Class
    ING T. Rowe Price Capital Appreciation Portfolio -
      Service Class
    ING T. Rowe Price Capital Appreciation Portfolio -
      Service 2 Class
    ING T. Rowe Price Equity Income Portfolio - Service
      Class
    ING T. Rowe Price Equity Income Portfolio -
      Service 2 Class
    ING T. Rowe Price International Stock Portfolio -
      Service Class
    ING Templeton Global Growth Portfolio - Service
      Class
    ING Templeton Global Growth Portfolio - Service 2
      Class

ING Mutual Funds:
    ING Diversified International Fund - Class R
ING Partners, Inc.:
    ING American Century Small-Mid Cap Value
      Portfolio - Service Class
    ING Baron Small Cap Growth Portfolio - Service
      Class
    ING Columbia Small Cap Value II Portfolio - Service
      Class
    ING Davis New York Venture Portfolio - Service
      Class
    ING Global Bond Portfolio - Service Class
    ING Invesco Van Kampen Comstock Portfolio -
      Service Class
    ING Invesco Van Kampen Equity and Income
      Portfolio - Initial Class
    ING Invesco Van Kampen Equity and Income
      Portfolio - Service Class
    ING JPMorgan Mid Cap Value Portfolio - Service
      Class
    ING Oppenheimer Global Portfolio - Initial Class
    ING Oppenheimer Global Portfolio - Service Class
    ING PIMCO Total Return Portfolio - Service Class
    ING Solution 2015 Portfolio - Service Class
    ING Solution 2025 Portfolio - Service Class
    ING Solution 2035 Portfolio - Service Class
    ING Solution 2045 Portfolio - Service Class
    ING Solution Income Portfolio - Service Class
    ING T. Rowe Price Diversified Mid Cap Growth
      Portfolio - Service Class
    ING T. Rowe Price Growth Equity Portfolio -
      Service Class
    ING Templeton Foreign Equity Portfolio - Service
      Class
    ING Thornburg Value Portfolio - Initial Class
    ING Thornburg Value Portfolio - Service Class
    ING UBS U.S. Large Cap Equity Portfolio - Service
      Class
ING Strategic Allocation Portfolios, Inc.:
    ING Strategic Allocation Conservative Portfolio -
      Class S
    ING Strategic Allocation Growth Portfolio - Class S
    ING Strategic Allocation Moderate Portfolio -
      Class S
ING Variable Funds:
    ING Growth and Income Portfolio - Class A**
    ING Growth and Income Portfolio - Class I
    ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
    ING GET U.S. Core Portfolio - Series 7
    ING GET U.S. Core Portfolio - Series 8
    ING GET U.S. Core Portfolio - Series 9
    ING GET U.S. Core Portfolio - Series 10
    ING GET U.S. Core Portfolio - Series 11
    ING GET U.S. Core Portfolio - Series 12
    ING GET U.S. Core Portfolio - Series 13
    ING GET U.S. Core Portfolio - Series 14

ING Variable Portfolios, Inc.:
   ING BlackRock Science and Technology Opportunities
     Portfolio - Class S
   ING Euro STOXX 50 Index Portfolio - Class A
   ING FTSE 100 Index Portfolio - Class A
   ING Hang Seng Index Portfolio - Class S
   ING Index Plus LargeCap Portfolio - Class S
   ING Index Plus MidCap Portfolio - Class S
   ING Index Plus SmallCap Portfolio - Class S
   ING International Index Portfolio - Class S
   ING Japan TOPIX Index® Portfolio - Class A
   ING Russell™ Large Cap Growth Index Portfolio -
     Class S
   ING Russell™ Large Cap Index Portfolio - Class S
   ING Russell™ Large Cap Value Index Portfolio -
     Class S
   ING Russell™ Mid Cap Growth Index Portfolio -
     Class S
   ING Russell™ Mid Cap Index Portfolio - Class S
   ING Russell™ Small Cap Index Portfolio - Class S
   ING Small Company Portfolio - Class S
   ING U.S. Bond Index Portfolio - Class S
   ING WisdomTree℠ Global High-Yielding Equity
     Index Portfolio - Class S
ING Variable Products Trust:
   ING International Value Portfolio - Class S
   ING MidCap Opportunities Portfolio - Class S
   ING SmallCap Opportunities Portfolio - Class S
Invesco Variable Insurance Funds:
   Invesco V.I. Leisure Fund - Series I Shares

Legg Mason Partners Variable Equity Trust:
   Legg Mason ClearBridge Variable Large Cap Value
     Portfolio - Class I
   Legg Mason Global Currents Variable International
     All Cap Opportunity Portfolio
Legg Mason Partners Variable Income Trust:
   Legg Mason Western Asset Variable High Income
     Portfolio
Oppenheimer Variable Account Funds:
   Oppenheimer Main Street Small- & Mid-Cap
     Fund®/VA - Service Class
PIMCO Variable Insurance Trust:
   PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
   Pioneer Equity Income VCT Portfolio - Class II
ProFunds:
   ProFund VP Bull
   ProFund VP Europe 30
   ProFund VP Rising Rates Opportunity
Wells Fargo Funds Trust:
   Wells Fargo Advantage VT Omega Growth Fund -
     Class 2*
Wells Fargo Variable Trust:
   Wells Fargo Advantage VT Index Asset Allocation
     Fund - Class 2
   Wells Fargo Advantage VT Intrinsic Value Fund -
     Class 2
   Wells Fargo Advantage VT Small Cap Growth
     Fund - Class 2
   Wells Fargo Advantage VT Total Return Bond Fund

\*   Division added to the list in 2010
\*\*  Division added to the list in 2011

The names of certain Divisions were changed during 2011.  The following is a summary of current and former names for those Divisions:

| Current Name | Former Name |
| --- | --- |
| ING Investors Trust: | ING Investors Trust: |
|   ING BlackRock Health Sciences Opportunities Portfolio - Service Class |   ING Wells Fargo HealthCare Portfolio - Service Class |
|   ING Core Growth and Income Portfolio - Service Class |   ING Janus Contrarian Portfolio - Service Class |
|   ING Core Growth and Income Portfolio - Service 2 Class |   ING Janus Contrarian Portfolio - Service 2 Class |
|   ING Invesco Van Kampen Growth and Income Portfolio - Service Class |   ING Van Kampen Growth and Income Portfolio - Service Class |
|   ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class |   ING Van Kampen Growth and Income Portfolio - Service 2 Class |
|   ING T. Rowe Price International Stock Portfolio - Service Class |   ING Marsico International Opportunities Portfolio - Service Class |
| ING Partners, Inc.: | ING Partners, Inc.: |
|   ING Columbia Small Cap Value II Portfolio - Service Class |   ING Columbia Small Cap Value Portfolio - Service Class |

| Current Name | Former Name |
|---|---|
| ING Partners, Inc. (continued): | ING Partners, Inc. (continued): |
| ING Global Bond Portfolio - Service Class | ING Oppenheimer Global Strategic Income Portfolio - Service Class |
| ING Invesco Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Service Class |
| ING Invesco Van Kampen Equity and Income Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Initial Class |
| ING Invesco Van Kampen Equity and Income Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Service Class |
| Oppenheimer Variable Account Funds: | Oppenheimer Variable Account Funds: |
| Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class | Oppenheimer Main Street Small Cap Fund®/VA - Service Class |

The following Divisions were closed to contractowners in 2011:

Columbia Funds Variable Insurance Trust:
  Columbia Federal Securities Fund, Variable Series - Class A
  Columbia Large Cap Growth Fund, Variable Series - Class A
ING Investors Trust:
  ING American Funds Growth-Income Portfolio
  ING BlackRock Large Cap Value Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service 2 Class
  ING Core Growth and Income Portfolio - Service Class
  ING Core Growth and Income Portfolio - Service 2 Class
  ING Lord Abbett Growth and Income Portfolio - Service Class
  ING Lord Abbett Growth and Income Portfolio - Service 2 Class
  ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class
ING Partners, Inc.:
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6


2.      **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

*Investments*

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of ING USA, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ING USA.

*Contractowner Reserves*

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ING USA will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ING USA. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

*Changes from Principal Transactions*

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ING USA related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ING USA). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

*Subsequent Events*

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2011 and for the years ended December 31, 2011 and 2010, were issued.

**3.** **Recently Adopted Accounting Standards**

*Improving Disclosures about Fair Value Measurements*

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosure (Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Account on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which were adopted by the Account on January 1, 2011. The Account determined, however, that there was no effect on the Account's disclosures, as the guidance is consistent with that previously applied by the Account and the Account has no Level 3 financial assets or liabilities. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Account's net assets and results of operations.

**4.** **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2011 and 2010, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2011.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.  Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

**5. Charges and Fees**

Prior to February 1, 2000, DVA Plus, Access, and Premium Plus Contracts each had three different death benefit options referred to as Standard, Annual Ratchet, and 7% Solution; however, in the state of Washington, the 5.5% Solution is offered instead of the 7% Solution.  After February 1, 2000, DVA Plus, Access and Premium Plus each had four different death benefit options referred to as Standard, Annual Ratchet, 7% Solution and Max 7.  In the state of Washington, the 5.5% Solution is offered instead of the 7% Solution and Max 5.5 is offered instead of Max 7 after February 1, 2000. ES II, Generations, Landmark and Opportunities contracts each have four different death benefit options referred to as Standard, Annual or Quarterly Ratchet, 7% Solution and Max 7.  In the state of Washington, the 5.5% Solution is offered instead of the 7% Solution and Max 5.5 is offered instead of Max 7.   SmartDesign Advantage, SmartDesign Signature, and SmartDesign Variable Annuity contracts each have three different death benefit options referred to as Option Package I, Option Package II, and Option Package III**.**  Focus has two different options referred to as Option Package I, Option Package II.

Under the terms of all Contracts, certain charges are allocated to the Contracts to cover ING USA's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

*Mortality and Expense Risk Charges*

ING USA assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

Daily charges are deducted at annual rates of up to 2.20% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts:

| Series | Annual Rates |
|---|---|
| ING: | |
| Architect Annual Ratchet | 1.30 % |
| Architect (pre January 2008) Max 7 | 1.40 |
| Architect (post January 2008) Max 7 | 1.55 |
| Architect (pre January 2008) Quarterly Ratchet | 1.10 |
| Architect (post January 2008) Quarterly Ratchet | 1.25 |
| Architect (post April 2008) Quarterly Ratchet | 1.30 |
| Architect (pre January 2008) Standard | 0.85 |
| Architect (post January 2008) Standard | 1.00 |
| Focus Variable Annuity Option I | 0.60 |
| Focus Variable Annuity Option II | 0.80 |
| Rollover Choice℠ Option I (pre August 7, 2003) | 0.60 |
| Rollover Choice℠ Option II (pre August 7, 2003) | 0.80 |
| Rollover Choice℠ Option III (pre August 7, 2003) | 0.95 |
| Rollover Choice℠ Option I (post August 7, 2003) | 0.85 |
| Rollover Choice℠ Option II (post August 7, 2003) | 1.05 |
| Rollover Choice℠ Option III (post August 7, 2003) | 1.20 |
| ING GoldenSelect: | |
| Access® (post January 2000) 5.5 % Solution | 1.45 |
| Access® (pre February 2000) 5.5% Solution | 1.40 |
| Access® (post 2000) 5.5% Solution | 1.45 |
| Access® (post April 2001) 5.5% Solution | 1.80 |
| Access® (post January 2000) 7% Solution | 1.65 |
| Access® (pre February 2000) 7% Solution | 1.55 |
| Access® (post 2000) 7% Solution | 1.65 |
| Access® Annual Ratchet | 1.95 |
| Access® (post April 2001) 7% Solution | 2.00 |
| Access® (post January 2000) Annual Ratchet | 1.45 |
| Access® (pre February 2000) Annual Ratchet | 1.40 |
| Access® (post 2000) Annual Ratchet | 1.55 |
| Access® (post January 2000) Max 5.5 | 1.55 |
| Access® (post 2000) Max 5.5 | 1.60 |

| Series | Annual Rates |
|---|---|
| ING GoldenSelect (continued): | |
| Access® (post April 2001) Max 5.5 | 1.95 % |
| Access® (post January 2000) Max 7 | 1.75 |
| Access® (post 2000) Max 7 | 1.75 |
| Access® (post April 2001) Max 7 | 2.20 |
| Access® (post April 2001) Quarterly Ratchet | 1.90 |
| Access® (post April 2008) Quarterly Ratchet | 1.95 |
| Access® (post January 2000) Standard | 1.65 |
| Access® (pre February 2000) Standard | 1.25 |
| Access® (post 2000) Standard | 1.30 |
| Access® (post April 2001) Standard | 1.65 |
| Access® One | 0.35 |
| DVA | 0.90 |
| DVA 80 | 0.80 |
| DVA Plus (post January 2000) 5.5% Solution | 1.25 |
| DVA Plus (pre February 2000) 5.5% Solution | 1.25 |
| DVA Plus (post 2000) 5.5% Solution | 1.30 |
| DVA Plus (post January 2000) 7% Solution | 1.50 |
| DVA Plus (pre February 2000) 7% Solution | 1.40 |
| DVA Plus (post 2000) 7% Solution | 1.50 |
| DVA Plus (post January 2000) Annual Ratchet | 1.30 |
| DVA Plus (pre February 2000) Annual Ratchet | 1.25 |
| DVA Plus (post 2000) Annual Ratchet | 1.40 |
| DVA Plus (post January 2000) Max 5.5 | 1.40 |
| DVA Plus (post 2000) Max 5.5 | 1.45 |
| DVA Plus (post January 2000) Max 7 | 1.60 |
| DVA Plus (post 2000) Max 7 | 1.60 |
| DVA Plus (post January 2000) Standard | 1.15 |
| DVA Plus (pre February 2000) Standard | 1.10 |
| DVA Plus (post 2000) Standard | 1.15 |
| DVA Series 100 | 1.25 |
| ES II (pre 2001) | 1.25 |
| ES II (post 2000) 5.5% Solution | 1.40 |
| ES II (post 2000) 7% Solution | 1.60 |
| ES II (post 2000) Deferred Ratchet | 1.30 |
| ES II (post 2000) Max 5.5 | 1.55 |
| ES II (post 2000) Max 7 | 1.80 |
| ES II (post 2000) Quarterly Ratchet | 1.50 |
| ES II (post 2000) Standard | 1.25 |
| ES II (post 2000) Annual Ratchet | 1.55 |
| Generations-7% Solution | 1.60 |
| Generations-Deferred Ratchet | 1.30 |
| Generations-Max 7 | 1.80 |
| Generations-Quarterly Ratchet | 1.50 |
| Generations-Standard | 1.25 |

| Series | Annual Rates |
|---|---|
| ING GoldenSelect (continued): | |
| Granite PrimElite-Annual Ratchet | 1.25 % |
| Granite PrimElite-Standard | 1.10 |
| Landmark Annual Ratchet | 1.80 |
| Landmark 5.5% Solution | 1.65 |
| Landmark 7% Solution | 1.85 |
| Landmark-Max 5.5 | 1.80 |
| Landmark-Max 7 | 2.05 |
| Landmark (pre April 2008) Quarterly Ratchet | 1.75 |
| Landmark (post April 2008) Quarterly Ratchet | 1.80 |
| Landmark-Standard | 1.50 |
| Legends Max 7 | 2.05 |
| Legends Quarterly Ratchet | 1.75 |
| Legends-Standard | 1.50 |
| Opportunities 5.5% Solution | 1.40 |
| Opportunities 7% Solution | 1.60 |
| Opportunities-Max 5.5 | 1.55 |
| Opportunities-Max 7 | 1.80 |
| Opportunities-Quarterly Ratchet | 1.50 |
| Opportunities-Standard | 1.25 |
| Premium Plus (pre February 2000) 5.5% Solution | 1.40 |
| Premium Plus (post January 2000) 5.5% Solution | 1.45 |
| Premium Plus (post 2000) 5.5% Solution | 1.45 |
| Premium Plus (pre February 2000) 7% Solution | 1.55 |
| Premium Plus (post January 2000) 7% Solution | 1.65 |
| Premium Plus (post 2000) 7% Solution | 1.65 |
| Premium Plus Annual Ratchet | 1.70 |
| Premium Plus (post 2000) Annual Ratchet | 1.55 |
| Premium Plus (post January 2000) Max 5.5 | 1.55 |
| Premium Plus (post 2000) Max 5.5 | 1.60 |
| Premium Plus (post January 2000) Max 7 | 1.95 |
| Premium Plus (post 2000) Max 7 | 1.95 |
| Premium Plus (pre February 2000) Quarterly Ratchet | 1.40 |
| Premium Plus (post January 2000) Quarterly Ratchet | 1.65 |
| Premium Plus (post April 2008) Quarterly Ratchet | 1.70 |
| Premium Plus (pre February 2000) Standard | 1.25 |
| Premium Plus (post January 2000) Standard | 1.30 |
| Premium Plus (post 2000) Standard | 1.40 |
| VA Bonus Option I | 1.30 |
| VA Bonus Option II | 1.60 |
| VA Bonus Option III | 1.75 |
| VA Option I | 0.80 |
| VA Option II | 1.10 |
| VA Option III | 1.25 |
| Value-Standard | 0.75 |

| Series | Annual Rates |
|---|---:|
| ING SmartDesign: | |
| Advantage Option I | 1.50 % |
| Advantage Option II | 1.70 |
| Advantage Option III | 1.85 |
| Signature Option I | 1.10 |
| Signature Option II | 1.30 |
| Signature Option III | 1.45 |
| Simplicity Variable Annuity Years 1-10 | 2.00 |
| Simplicity Variable Annuity Years 11+ | 1.25 |
| Variable Annuity Option I | 0.80 |
| Variable Annuity Option II | 1.10 |
| Variable Annuity Option III | 1.25 |
| Wells Fargo ING: | |
| Landmark-Max 7 | 2.05 |
| Landmark-Quarterly Ratchet | 1.75 |
| Landmark-Standard | 1.50 |
| Opportunities-Max 7 | 1.80 |
| Opportunities-Quarterly Ratchet | 1.50 |
| Opportunities-Standard | 1.25 |

*Asset Based Administrative Charges*

A daily charge to cover administrative expenses of the Account at an annual rate of 0.10% is deducted from assets attributable to DVA and DVA Series 100 Contracts. A daily charge at an annual rate of 0.15% is deducted from the assets attributable to the Access, Access One, Advantage, Architect, DVA Plus, ES II, Focus VA, Generations, Granite PrimElite, Landmark, Legends, Premium Plus, Rollover Choice, Signature, Opportunities Contracts, Variable Annuity, and Value.

*Contract Maintenance Charges*

An annual Contract fee may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts. The charge is $30 per Contract year for Generations, Opportunities, Landmark, Focus VA, Signature, Legends, SmartDesign, Simplicity, ES II, Value, Variable Annuity, Advantage, and Rollover Choice Contracts. For DVA Series 100 and Access One Contracts there is no charge. For all other Contracts, the charge is $40. The charge is incurred at the beginning of the Contract processing period and deducted at the end of the Contract processing period. This charge had been waived for certain offerings of the Contracts.

*Contingent Deferred Sales Charges*

Under DVA 80, DVA, DVA Plus, Premium Plus, ES II, Value, Granite PrimElite, Generations, Opportunities, Architect, Focus VA, Signature, Legends, Simplicity, Landmark, VA, Advantage, and Rollover Choice Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. The following table reflects the Surrender Charge that is assessed based upon the date a premium payment is received:

| Complete Years Elapsed Since Premium Payment | DVA 80 & DVA | Granite PrimElite & DVA Plus | Premium Plus | Opportunities, ES II & Generations | Value | Architect |
|---|---|---|---|---|---|---|
| 0 | 6 % | 7 % | 8 % | 8 % | 6 % | 8 % |
| 1 | 5 | 7 | 8 | 7 | 6 | 7 |
| 2 | 4 | 6 | 8 | 6 | 6 | 6 |
| 3 | 3 | 5 | 8 | 5 | 5 | 5 |
| 4 | 2 | 4 | 7 | 4 | 4 | 4 |
| 5 | 1 | 3 | 6 | 3 | 3 | 3 |
| 6 | - | 1 | 5 | 2 | 1 | 2 |
| 7 | - | - | 3 | 1 | - | - |
| 8 | - | - | 1 | - | - | - |
| 9+ | - | - | - | - | - | - |

| Complete Years Elapsed Since Premium Payment | Advantage | Landmark & Legends | Signature & VA | Rollover Choice | Focus VA | Simplicity |
|---|---|---|---|---|---|---|
| 0 | 6 % | 6 % | 7 % | 6 % | 3 % | 6 % |
| 1 | 5 | 5 | 7 | 6 | 2 | 6 |
| 2 | 4 | 4 | 6 | 5 | 1 | 5 |
| 3 | - | 3 | 6 | 4 | - | 4 |
| 4 | - | - | 5 | 3 | - | 3 |
| 5 | - | - | 4 | 2 | - | - |
| 6 | - | - | 3 | 1 | - | - |
| 7 | - | - | - | - | - | - |
| 8 | - | - | - | - | - | - |
| 9+ | - | - | - | - | - | - |

*Withdrawal and Distribution Charges*

Under DVA 80, DVA, and DVA Series 100 Contracts, a charge is deducted from the accumulation value for contractowners taking more than one conventional partial withdrawal during a Contract year.  For DVA 80 and DVA Contracts, annual distribution fees are deducted from the Contracts' accumulation values.

*Deferred Sales Load*

Under Contracts offered prior to October 1995, a sales load of up to 7.50% was assessed against each premium payment for sales-related expenses, as specified in the Contracts. For DVA Series 100, the sales load is deducted in equal annual installments over the period the Contract is in force, not to exceed 10 years. For DVA 80 and DVA Contracts, although the sales load is chargeable to each premium when ING USA receives it, the amount of such charge is initially advanced by ING USA to contractowners and included in the accumulation value, and then deducted in equal installments on each Contract anniversary date over a period of six years. Upon surrender of the Contract, the unamortized deferred sales load is deducted from the accumulation value. In addition, when partial withdrawal limits are exceeded, a portion of the unamortized deferred sales load is deducted.

*Premium Taxes*

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

*Other Contract Charges*

For certain Contracts, an additional annual charge of 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

Certain Contacts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdrawal benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts.

*Fees Waived by ING USA*

Certain charges and fees for various types of Contracts are currently waived by ING USA. ING USA reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

6. **Related Party Transactions**

During the year ended December 31, 2011, management and service fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to the ING Investors Trust and ING Partners, Inc. The Trust's advisory agreement provided for a fee at annual rates up to 1.25% of the average net assets of each respective Fund.

In addition, management and service fees were paid to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Mutual Funds, ING Strategic Allocation Portfolio, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust.  The Trusts' advisory agreement provided for fees at annual rates up to 0.98% of the average net assets of each respective Fund.

## 7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year Ended December 31 | | | |
| | 2011 | | 2010 | |
| | Purchases | Sales | Purchases | Sales |
| | *(Dollars in thousands)* | | | |
|---|---|---|---|---|
| BlackRock Variable Series Funds, Inc.: | | | | |
| BlackRock Global Allocation V.I. Fund - Class III | $ 240,217 | $ 220,295 | $ 336,656 | $ 238,768 |
| Columbia Funds Variable Insurance Trust: | | | | |
| Columbia Asset Allocation Fund, Variable Series - Class A | 8 | 22 | 8 | 42 |
| Columbia Federal Securities Fund, Variable Series - Class A | 1 | 19 | 1 | 4 |
| Columbia Large Cap Growth Fund, Variable Series - Class A | 2 | 396 | 2 | 24 |
| Columbia Small Cap Value Fund, Variable Series - Class B | 17,739 | 21,293 | 1,850 | 24,142 |
| Columbia Small Company Growth Fund, Variable Series - Class A | - | 6 | - | 12 |
| Columbia Funds Variable Series Trust II: | | | | |
| Columbia VP Large Cap Growth Fund - Class 1 | 370 | 53 | - | - |
| Columbia VP Short Duration US Government Fund - Class 1 | 19 | 15 | - | - |
| Fidelity® Variable Insurance Products: | | | | |
| Fidelity® VIP Equity-Income Portfolio - Service Class 2 | 3,751 | 25,738 | 3,311 | 26,851 |
| Fidelity® Variable Insurance Products II: | | | | |
| Fidelity® VIP Contrafund® Portfolio - Service Class 2 | 6,348 | 114,617 | 10,290 | 121,488 |
| Franklin Templeton Variable Insurance Products Trust: | | | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 319 | 2,203 | 806 | 1,714 |
| ING Balanced Portfolio, Inc.: | | | | |
| ING Balanced Portfolio - Class S | 174 | 1,229 | 472 | 1,379 |
| ING Intermediate Bond Portfolio: | | | | |
| ING Intermediate Bond Portfolio - Class S | 227,354 | 300,129 | 179,655 | 224,263 |
| ING Investors Trust: | | | | |
| ING American Funds Asset Allocation Portfolio | 21,493 | 30,728 | 36,251 | 22,462 |
| ING American Funds Bond Portfolio | 65,618 | 113,709 | 133,449 | 135,934 |
| ING American Funds Global Growth and Income Portfolio | 9,098 | 1,813 | - | - |
| ING American Funds Growth Portfolio | 30,651 | 350,966 | 86,704 | 241,267 |
| ING American Funds Growth-Income Portfolio | 12,226 | 1,393,840 | 30,801 | 148,246 |
| ING American Funds International Growth and Income Portfolio | 6,329 | 1,322 | - | - |
| ING American Funds International Portfolio | 35,520 | 217,151 | 73,499 | 167,325 |
| ING American Funds World Allocation Portfolio - Service Class | 86,571 | 61,146 | 79,668 | 12,458 |
| ING Artio Foreign Portfolio - Service Class | 18,902 | 89,032 | 16,685 | 105,911 |
| ING Artio Foreign Portfolio - Service 2 Class | 1,194 | 5,833 | 1,072 | 5,213 |
| ING BlackRock Health Sciences Opportunities Portfolio - Service Class | 50,472 | 47,329 | 16,769 | 39,415 |
| ING BlackRock Inflation Protected Bond Portfolio - Service Class | 286,223 | 53,093 | 199,057 | 107,381 |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 1 | 18 | 1 | 16 |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 54,476 | 41,419 | 30,108 | 42,708 |
| ING BlackRock Large Cap Value Portfolio - Service Class | 795 | 24,908 | 487 | 3,432 |
| ING BlackRock Large Cap Value Portfolio - Service 2 Class | 66 | 2,134 | 32 | 319 |
| ING Clarion Global Real Estate Portfolio - Service Class | 5,381 | 22,050 | 13,181 | 23,951 |
| ING Clarion Global Real Estate Portfolio - Service 2 Class | 72 | 348 | 194 | 354 |
| ING Clarion Real Estate Portfolio - Service Class | 3,965 | 57,854 | 10,667 | 62,457 |
| ING Clarion Real Estate Portfolio - Service 2 Class | 241 | 2,670 | 646 | 2,616 |
| ING Core Growth and Income Portfolio - Service Class | 8,348 | 409,698 | 2,173 | 80,106 |

| | **Year Ended December 31** | | | |
| | **2011** | | **2010** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
|---|---|---|---|---|
| ING Investors Trust (continued): | | | | |
| ING Core Growth and Income Portfolio - Service 2 Class | $ 476 | $ 20,998 | $ 125 | $ 2,309 |
| ING DFA World Equity Portfolio - Service Class | 23,476 | 67,788 | 55,813 | 24,358 |
| ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | 16,230 | 185,473 | 45,972 | 127,349 |
| ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service 2 Class | 670 | 4,566 | 475 | 4,138 |
| ING Franklin Income Portfolio - Service Class | 77,911 | 54,520 | 61,310 | 74,356 |
| ING Franklin Income Portfolio - Service 2 Class | 2,039 | 1,720 | 2,603 | 2,032 |
| ING Franklin Mutual Shares Portfolio - Service Class | 11,196 | 25,961 | 17,152 | 24,066 |
| ING Franklin Templeton Founding Strategy Portfolio - Service Class | 30,204 | 111,314 | 29,796 | 85,765 |
| ING Global Resources Portfolio - Adviser Class | 134,957 | 31,210 | - | - |
| ING Global Resources Portfolio - Service Class | 7,560 | 117,167 | 8,743 | 157,847 |
| ING Global Resources Portfolio - Service 2 Class | 262 | 3,342 | 356 | 3,577 |
| ING Invesco Van Kampen Growth and Income Portfolio - Service Class | 29,285 | 92,279 | 13,585 | 86,736 |
| ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class | 1,597 | 8,001 | 625 | 5,186 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 58,855 | 81,049 | 39,368 | 149,025 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class | 1,444 | 4,117 | 2,025 | 3,978 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 56,102 | 87,614 | 98,052 | 40,358 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class | 240 | 6,311 | 84 | 4,171 |
| ING Large Cap Growth Portfolio - Service Class | 156,886 | 48,801 | 51,026 | 36,274 |
| ING Large Cap Growth Portfolio - Service 2 Class | 56 | 122 | 4 | 105 |
| ING Large Cap Value Portfolio - Service Class | 80,157 | 15,329 | - | - |
| ING Limited Maturity Bond Portfolio - Service Class | 2,701 | 20,154 | 4,418 | 22,839 |
| ING Liquid Assets Portfolio - Service Class | 583,184 | 652,519 | 380,662 | 812,090 |
| ING Liquid Assets Portfolio - Service 2 Class | 13,475 | 17,173 | 6,838 | 16,131 |
| ING Lord Abbett Growth and Income Portfolio - Service Class | - | 57,824 | 470 | 10,216 |
| ING Lord Abbett Growth and Income Portfolio - Service 2 Class | - | 2,183 | 16 | 184 |
| ING Marsico Growth Portfolio - Service Class | 37,177 | 113,811 | 36,278 | 74,347 |
| ING Marsico Growth Portfolio - Service 2 Class | 374 | 2,469 | 419 | 2,238 |
| ING MFS Total Return Portfolio - Service Class | 31,169 | 133,776 | 28,352 | 149,783 |
| ING MFS Total Return Portfolio - Service 2 Class | 1,527 | 4,747 | 685 | 3,468 |
| ING MFS Utilities Portfolio - Service Class | 79,470 | 58,431 | 31,484 | 57,777 |
| ING Morgan Stanley Global Franchise Portfolio - Service Class | 70,975 | 84,363 | 57,414 | 38,991 |
| ING Morgan Stanley Global Franchise Portfolio - Service 2 Class | 1,814 | 9,806 | 1,152 | 6,944 |
| ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class | 5,883 | 69,219 | 32,673 | 8,548 |
| ING Oppenheimer Active Allocation Portfolio - Service Class | 16,763 | 23,580 | 37,604 | 4,463 |
| ING PIMCO High Yield Portfolio - Service Class | 137,739 | 136,002 | 161,364 | 67,143 |
| ING PIMCO Total Return Bond Portfolio - Service Class | 800,649 | 838,354 | 780,532 | 765,549 |
| ING PIMCO Total Return Bond Portfolio - Service 2 Class | 12,455 | 16,521 | 13,948 | 14,656 |
| ING Pioneer Fund Portfolio - Service Class | 4,470 | 10,897 | 7,791 | 8,787 |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 12,422 | 91,718 | 19,006 | 96,305 |
| ING Retirement Conservative Portfolio - Adviser Class | 202,363 | 130,998 | 142,899 | 107,712 |
| ING Retirement Growth Portfolio - Adviser Class | 44,320 | 460,453 | 29,935 | 421,712 |
| ING Retirement Moderate Growth Portfolio - Adviser Class | 44,630 | 344,362 | 53,836 | 284,058 |
| ING Retirement Moderate Portfolio - Adviser Class | 49,187 | 204,939 | 26,984 | 192,353 |

| | **Year Ended December 31** | | | |
| | **2011** | | **2010** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
| ING Investors Trust (continued): | | | | |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | $ 150,494 | $ 443,194 | $ 121,525 | $ 286,710 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class | 2,164 | 13,453 | 2,724 | 12,038 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 76,892 | 97,433 | 54,481 | 100,091 |
| ING T. Rowe Price Equity Income Portfolio - Service 2 Class | 3,053 | 2,964 | 1,287 | 2,621 |
| ING T. Rowe Price International Stock Portfolio - Service Class | 7,807 | 19,085 | 3,736 | 31,024 |
| ING Templeton Global Growth Portfolio - Service Class | 24,812 | 63,112 | 14,563 | 43,222 |
| ING Templeton Global Growth Portfolio - Service 2 Class | 249 | 792 | 442 | 654 |
| ING Mutual Funds: | | | | |
| ING Diversified International Fund - Class R | 1 | 28 | 1 | 39 |
| ING Partners, Inc.: | | | | |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 288 | 1,204 | 751 | 248 |
| ING Baron Small Cap Growth Portfolio - Service Class | 100,461 | 110,755 | 49,632 | 66,326 |
| ING Columbia Small Cap Value II Portfolio - Service Class | 1,769 | 24,046 | 2,340 | 36,432 |
| ING Davis New York Venture Portfolio - Service Class | 10,115 | 43,981 | 25,340 | 30,528 |
| ING Global Bond Portfolio - Service Class | 2,160 | 2,529 | 2,044 | 1,964 |
| ING Invesco Van Kampen Comstock Portfolio - Service Class | 29,826 | 40,388 | 33,188 | 30,298 |
| ING Invesco Van Kampen Equity and Income Portfolio - Initial Class | 37 | 497 | 39 | 531 |
| ING Invesco Van Kampen Equity and Income Portfolio - Service Class | 14,842 | 42,722 | 21,212 | 22,182 |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 51,568 | 47,605 | 69,864 | 35,406 |
| ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class | 23,190 | 97,738 | 804 | 13,669 |
| ING Oppenheimer Global Portfolio - Initial Class | 94 | 1,496 | 117 | 1,633 |
| ING Oppenheimer Global Portfolio - Service Class | 16,747 | 12,373 | 2,797 | 18,256 |
| ING PIMCO Total Return Portfolio - Service Class | 443 | 1,906 | 347 | 2,424 |
| ING Solution 2015 Portfolio - Service Class | 762 | 2,932 | 650 | 1,275 |
| ING Solution 2025 Portfolio - Service Class | 1,178 | 2,355 | 1,110 | 1,467 |
| ING Solution 2035 Portfolio - Service Class | 605 | 1,284 | 912 | 2,098 |
| ING Solution 2045 Portfolio - Service Class | 50 | 121 | 30 | 313 |
| ING Solution Income Portfolio - Service Class | 294 | 798 | 428 | 944 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 237 | 2,291 | 1,223 | 1,155 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 34,453 | 35,144 | 30,918 | 33,010 |
| ING Templeton Foreign Equity Portfolio - Service Class | 36,340 | 71,369 | 78,183 | 70,995 |
| ING Thornburg Value Portfolio - Initial Class | 12 | 364 | 23 | 243 |
| ING Thornburg Value Portfolio - Service Class | 115 | 994 | 1,175 | 1,298 |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 85 | 945 | 143 | 1,121 |
| ING Strategic Allocation Portfolios, Inc.: | | | | |
| ING Strategic Allocation Conservative Portfolio - Class S | 62 | 201 | 141 | 131 |
| ING Strategic Allocation Growth Portfolio - Class S | 25 | 143 | 22 | 59 |
| ING Strategic Allocation Moderate Portfolio - Class S | 301 | 74 | 185 | 117 |
| ING Variable Funds: | | | | |
| ING Growth and Income Portfolio - Class A | 1,399,713 | 172,172 | - | - |
| ING Growth and Income Portfolio - Class I | 1 | 36 | 1 | 9 |
| ING Growth and Income Portfolio - Class S | 360,744 | 80,644 | 14,090 | 71,074 |

| | Year Ended December 31 | | | |
| | 2011 | | 2010 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| ING Variable Insurance Trust: | | | | |
| ING GET U.S. Core Portfolio - Series 5 | $ 285 | $ 11,280 | $ 281 | $ 3,271 |
| ING GET U.S. Core Portfolio - Series 6 | 301 | 10,670 | 270 | 3,968 |
| ING GET U.S. Core Portfolio - Series 7 | 202 | 2,118 | 193 | 3,213 |
| ING GET U.S. Core Portfolio - Series 8 | 51 | 1,481 | 108 | 1,556 |
| ING GET U.S. Core Portfolio - Series 9 | 68 | 1,296 | 95 | 1,285 |
| ING GET U.S. Core Portfolio - Series 10 | 64 | 984 | 129 | 1,062 |
| ING GET U.S. Core Portfolio - Series 11 | 104 | 901 | 130 | 1,112 |
| ING GET U.S. Core Portfolio - Series 12 | 49 | 165 | 62 | 394 |
| ING GET U.S. Core Portfolio - Series 13 | 245 | 3,954 | 381 | 3,916 |
| ING GET U.S. Core Portfolio - Series 14 | 1,158 | 8,281 | 1,581 | 11,915 |
| ING Variable Portfolios, Inc.: | | | | |
| ING BlackRock Science and Technology Opportunities Portfolio - Class S | 52,715 | 90,841 | 72,218 | 68,468 |
| ING Euro STOXX 50 Index Portfolio - Class A | 17,583 | 15,784 | 8,349 | 4,205 |
| ING FTSE 100 Index Portfolio - Class A | 21,349 | 20,921 | 6,745 | 4,255 |
| ING Hang Seng Index Portfolio - Class S | 11,935 | 36,334 | 56,600 | 20,253 |
| ING Index Plus LargeCap Portfolio - Class S | 2,382 | 35,743 | 3,220 | 33,573 |
| ING Index Plus MidCap Portfolio - Class S | 1,038 | 23,318 | 1,234 | 21,118 |
| ING Index Plus SmallCap Portfolio - Class S | 867 | 16,062 | 668 | 14,032 |
| ING International Index Portfolio - Class S | 9,121 | 26,781 | 35,228 | 39,528 |
| ING Japan TOPIX Index® Portfolio - Class A | 15,063 | 11,881 | 10,858 | 3,373 |
| ING Russell™ Large Cap Growth Index Portfolio - Class S | 45,421 | 45,307 | 10,081 | 24,425 |
| ING Russell™ Large Cap Index Portfolio - Class S | 44,668 | 104,085 | 28,078 | 71,766 |
| ING Russell™ Large Cap Value Index Portfolio - Class S | 20,576 | 16,361 | 20,947 | 8,674 |
| ING Russell™ Mid Cap Growth Index Portfolio - Class S | 28,241 | 75,515 | 44,965 | 51,710 |
| ING Russell™ Mid Cap Index Portfolio - Class S | 52,495 | 65,244 | 57,905 | 42,548 |
| ING Russell™ Small Cap Index Portfolio - Class S | 57,535 | 86,638 | 97,799 | 66,153 |
| ING Small Company Portfolio - Class S | 27,289 | 36,199 | 63,700 | 55,373 |
| ING U.S. Bond Index Portfolio - Class S | 155,570 | 97,383 | 86,597 | 114,221 |
| ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S | 19,354 | 38,379 | 26,171 | 40,211 |
| ING Variable Products Trust: | | | | |
| ING International Value Portfolio - Class S | 263 | 1,630 | 574 | 1,849 |
| ING MidCap Opportunities Portfolio - Class S | 92,879 | 132,041 | 66,263 | 51,410 |
| ING SmallCap Opportunities Portfolio - Class S | 270 | 9,836 | 279 | 8,995 |
| Invesco Variable Insurance Funds: | | | | |
| Invesco V.I. Leisure Fund - Series I Shares | 101 | 3,368 | 144 | 3,595 |
| Legg Mason Partners Variable Equity Trust: | | | | |
| Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I | 2 | 8 | 3 | 9 |
| Legg Mason Global Currents Variable International All Cap Opportunity Portfolio | 3 | 2 | 1 | 8 |
| Legg Mason Partners Variable Income Trust: | | | | |
| Legg Mason Western Asset Variable High Income Portfolio | 6 | 2 | 7 | 17 |
| Oppenheimer Variable Account Funds: | | | | |
| Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class | 49 | 419 | 128 | 214 |

| | **Year Ended December 31** | | | |
| --- | --- | --- | --- | --- |
| | **2011** | | **2010** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
| PIMCO Variable Insurance Trust: | | | | |
| PIMCO Real Return Portfolio - Administrative Class | $ 2,900 | $ 3,078 | $ 3,265 | $ 2,647 |
| Pioneer Variable Contracts Trust: | | | | |
| Pioneer Equity Income VCT Portfolio - Class II | 865 | 2,369 | 658 | 2,343 |
| ProFunds: | | | | |
| ProFund VP Bull | 219 | 3,148 | 30 | 1,939 |
| ProFund VP Europe 30 | 125 | 1,692 | 266 | 1,485 |
| ProFund VP Rising Rates Opportunity | 371 | 1,584 | 565 | 2,147 |
| Wells Fargo Funds Trust: | | | | |
| Wells Fargo Advantage VT Omega Growth Fund - Class 2 | 20 | 181 | 1,236 | 65 |
| Wells Fargo Variable Trust: | | | | |
| Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2 | 66 | 239 | 40 | 112 |
| Wells Fargo Advantage VT Intrinsic Value Fund - Class 2 | 4 | 74 | 232 | 81 |
| Wells Fargo Advantage VT Small Cap Growth Fund - Class 2 | 2 | 61 | 1 | 132 |
| Wells Fargo Advantage VT Total Return Bond Fund | 69 | 307 | 110 | 124 |

## 8. Changes in Units

The changes in units outstanding for the years ended December 31, 2011 and 2010 are shown in the following table.

| | Year Ended December 31 | | | | | |
| | 2011 | | | 2010 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| BlackRock Variable Series Funds, Inc.: | | | | | | |
| BlackRock Global Allocation V.I. Fund - Class III | 34,124,070 | 35,162,633 | (1,038,563) | 53,684,862 | 43,823,307 | 9,861,555 |
| Columbia Funds Variable Insurance Trust: | | | | | | |
| Columbia Asset Allocation Fund, Variable Series - Class A | 4 | 1,118 | (1,114) | 1,780 | 4,414 | (2,634) |
| Columbia Federal Securities Fund, Variable Series - Class A | 388 | 1,921 | (1,533) | - | 308 | (308) |
| Columbia Large Cap Growth Fund, Variable Series - Class A | - | 30,755 | (30,755) | 3,610 | 5,478 | (1,868) |
| Columbia Small Cap Value Fund, Variable Series - Class B | 660,550 | 1,573,933 | (913,383) | 99,816 | 1,302,578 | (1,202,762) |
| Columbia Small Company Growth Fund, Variable Series - Class A | - | 321 | (321) | - | 712 | (712) |
| Columbia Funds Variable Series Trust II: | | | | | | |
| Columbia VP Large Cap Growth Fund - Class 1 | 56,308 | 14,839 | 41,469 | - | - | - |
| Columbia VP Short Duration US Government Fund - Class 1 | 2,306 | 1,907 | 399 | - | - | - |
| Fidelity® Variable Insurance Products: | | | | | | |
| Fidelity® VIP Equity-Income Portfolio - Service Class 2 | 1,185,076 | 3,260,043 | (2,074,967) | 567,631 | 2,939,961 | (2,372,330) |
| Fidelity® Variable Insurance Products II: | | | | | | |
| Fidelity® VIP Contrafund® Portfolio - Service Class 2 | 2,033,498 | 9,345,908 | (7,312,410) | 1,463,843 | 10,181,247 | (8,717,404) |
| Franklin Templeton Variable Insurance Products Trust: | | | | | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 21,094 | 123,046 | (101,952) | 63,457 | 115,023 | (51,566) |
| ING Balanced Portfolio, Inc.: | | | | | | |
| ING Balanced Portfolio - Class S | 57,999 | 160,824 | (102,825) | 49,514 | 141,262 | (91,748) |
| ING Intermediate Bond Portfolio: | | | | | | |
| ING Intermediate Bond Portfolio - Class S | 34,427,145 | 42,580,885 | (8,153,740) | 31,368,881 | 38,199,740 | (6,830,859) |
| ING Investors Trust: | | | | | | |
| ING American Funds Asset Allocation Portfolio | 4,727,342 | 5,588,550 | (861,208) | 7,465,694 | 5,907,790 | 1,557,904 |
| ING American Funds Bond Portfolio | 12,484,675 | 17,829,707 | (5,345,032) | 21,499,629 | 21,999,230 | (499,601) |
| ING American Funds Global Growth and Income Portfolio | 1,100,518 | 366,357 | 734,161 | - | - | - |
| ING American Funds Growth Portfolio | 13,444,808 | 35,072,503 | (21,627,695) | 22,064,340 | 32,119,782 | (10,055,442) |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

**Year Ended December 31**

| | 2011 | | | 2010 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| ING Investors Trust (continued): | | | | | | |
| ING American Funds Growth-Income Portfolio | 472,610 | 118,186,176 | (117,713,566) | 10,476,157 | 20,310,133 | (9,833,976) |
| ING American Funds International Growth and Income Portfolio | 732,161 | 221,147 | 511,014 | - | - | - |
| ING American Funds International Portfolio | 5,614,495 | 16,690,020 | (11,075,525) | 12,780,203 | 18,282,129 | (5,501,926) |
| ING American Funds World Allocation Portfolio - Service Class | 7,773,280 | 6,387,255 | 1,386,025 | 7,842,040 | 2,761,948 | 5,080,092 |
| ING Artio Foreign Portfolio - Service Class | 3,940,000 | 9,375,319 | (5,435,319) | 4,194,759 | 10,673,590 | (6,478,831) |
| ING Artio Foreign Portfolio - Service 2 Class | 118,038 | 441,972 | (323,934) | 116,905 | 358,970 | (242,065) |
| ING BlackRock Health Sciences Opportunities Portfolio - Service Class | 7,460,244 | 7,163,736 | 296,508 | 3,551,121 | 5,499,236 | (1,948,115) |
| ING BlackRock Inflation Protected Bond Portfolio - Service Class | 34,212,058 | 15,682,140 | 18,529,918 | 26,104,680 | 17,906,824 | 8,197,856 |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | - | 1,856 | (1,856) | - | 1,634 | (1,634) |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 8,009,399 | 6,981,483 | 1,027,916 | 4,819,818 | 6,034,708 | (1,214,890) |
| ING BlackRock Large Cap Value Portfolio - Service Class | 45 | 2,249,980 | (2,249,935) | 59,362 | 341,909 | (282,547) |
| ING BlackRock Large Cap Value Portfolio - Service 2 Class | - | 174,126 | (174,126) | 1,261 | 24,808 | (23,547) |
| ING Clarion Global Real Estate Portfolio - Service Class | 696,927 | 2,498,930 | (1,802,003) | 550,781 | 2,769,867 | (2,219,086) |
| ING Clarion Global Real Estate Portfolio - Service 2 Class | 2,335 | 31,785 | (29,450) | 4,677 | 37,635 | (32,958) |
| ING Clarion Real Estate Portfolio - Service Class | 632,166 | 1,622,083 | (989,917) | 128,120 | 1,513,887 | (1,385,767) |
| ING Clarion Real Estate Portfolio - Service 2 Class | 9,601 | 122,194 | (112,593) | 5,596 | 140,650 | (135,054) |
| ING Core Growth and Income Portfolio - Service Class | 3,252,530 | 38,182,188 | (34,929,658) | 808,750 | 6,836,086 | (6,027,336) |
| ING Core Growth and Income Portfolio - Service 2 Class | 47,715 | 1,379,676 | (1,331,961) | 17,487 | 126,796 | (109,309) |
| ING DFA World Equity Portfolio - Service Class | 4,547,336 | 10,021,213 | (5,473,877) | 9,644,054 | 5,788,587 | 3,855,467 |
| ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | 6,787,931 | 16,476,640 | (9,688,709) | 9,134,959 | 14,298,104 | (5,163,145) |
| ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class | 76,359 | 242,344 | (165,985) | 75,879 | 250,592 | (174,713) |
| ING Franklin Income Portfolio - Service Class | 12,519,380 | 12,159,848 | 359,532 | 11,372,900 | 14,115,116 | (2,742,216) |
| ING Franklin Income Portfolio - Service 2 Class | 244,296 | 246,338 | (2,042) | 284,891 | 261,085 | 23,806 |
| ING Franklin Mutual Shares Portfolio - Service Class | 2,583,825 | 4,405,289 | (1,821,464) | 4,237,549 | 4,737,191 | (499,642) |
| ING Franklin Templeton Founding Strategy Portfolio - Service Class | 5,549,303 | 15,763,799 | (10,214,496) | 6,089,821 | 14,182,181 | (8,092,360) |

**Year Ended December 31**

|  | 2011 | | | 2010 | | |
|---|---|---|---|---|---|---|
|  | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| ING Investors Trust (continued): | | | | | | |
| ING Global Resources Portfolio - Adviser Class | 16,351,503 | 6,388,268 | 9,963,235 | - | - | - |
| ING Global Resources Portfolio - Service Class | 1,392,195 | 4,061,767 | (2,669,572) | 493,922 | 5,150,411 | (4,656,489) |
| ING Global Resources Portfolio - Service 2 Class | 11,957 | 113,850 | (101,893) | 8,360 | 139,830 | (131,470) |
| ING Invesco Van Kampen Growth and Income Portfolio - Service Class | 2,963,555 | 5,343,808 | (2,380,253) | 2,013,383 | 4,731,661 | (2,718,278) |
| ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class | 262,920 | 684,494 | (421,574) | 96,883 | 385,212 | (288,329) |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 6,217,031 | 8,018,719 | (1,801,688) | 1,060,173 | 7,800,475 | (6,740,302) |
| ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class | 14,127 | 125,729 | (111,602) | 6,390 | 126,440 | (120,050) |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 7,505,923 | 9,179,828 | (1,673,905) | 9,990,759 | 5,721,820 | 4,268,939 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class | 17,700 | 332,843 | (315,143) | 11,074 | 249,315 | (238,241) |
| ING Large Cap Growth Portfolio - Service Class | 13,298,580 | 6,315,795 | 6,982,785 | 6,638,791 | 5,384,089 | 1,254,702 |
| ING Large Cap Growth Portfolio - Service 2 Class | 2 | 7,854 | (7,852) | 423 | 7,635 | (7,212) |
| ING Large Cap Value Portfolio - Service Class | 8,875,823 | 2,412,936 | 6,462,887 | - | - | - |
| ING Limited Maturity Bond Portfolio - Service Class | 3,363,708 | 4,215,004 | (851,296) | 157,542 | 1,085,915 | (928,373) |
| ING Liquid Assets Portfolio - Service Class | 106,924,585 | 110,207,357 | (3,282,772) | 66,660,459 | 93,629,206 | (26,968,747) |
| ING Liquid Assets Portfolio - Service 2 Class | 2,501,772 | 2,833,831 | (332,059) | 1,220,557 | 2,075,278 | (854,721) |
| ING Lord Abbett Growth and Income Portfolio - Service Class | 5,020 | 4,937,854 | (4,932,834) | 102,091 | 975,275 | (873,184) |
| ING Lord Abbett Growth and Income Portfolio - Service 2 Class | 1 | 168,767 | (168,766) | 1,035 | 13,498 | (12,463) |
| ING Marsico Growth Portfolio - Service Class | 6,732,807 | 11,065,297 | (4,332,490) | 5,236,359 | 7,672,902 | (2,436,543) |
| ING Marsico Growth Portfolio - Service 2 Class | 78,501 | 201,745 | (123,244) | 60,251 | 185,209 | (124,958) |
| ING MFS Total Return Portfolio - Service Class | 5,316,698 | 9,655,946 | (4,339,248) | 3,515,688 | 8,314,583 | (4,798,895) |
| ING MFS Total Return Portfolio - Service 2 Class | 92,292 | 357,617 | (265,325) | 62,024 | 257,951 | (195,927) |
| ING MFS Utilities Portfolio - Service Class | 8,616,871 | 7,866,999 | 749,872 | 5,251,264 | 7,270,739 | (2,019,475) |
| ING Morgan Stanley Global Franchise Portfolio - Service Class | 7,227,628 | 8,108,666 | (881,038) | 6,130,806 | 4,848,116 | 1,282,690 |
| ING Morgan Stanley Global Franchise Portfolio - Service 2 Class | 84,986 | 540,415 | (455,429) | 148,253 | 460,238 | (311,985) |
| ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class | 107,477 | 6,602,966 | (6,495,489) | 4,208,845 | 1,991,400 | 2,217,445 |
| ING Oppenheimer Active Allocation Portfolio - Service Class | 1,891,811 | 2,399,221 | (507,410) | 3,681,411 | 858,634 | 2,822,777 |
| ING PIMCO High Yield Portfolio - Service Class | 19,435,436 | 21,207,620 | (1,772,184) | 13,844,182 | 9,021,750 | 4,822,432 |

**Year Ended December 31**

| | 2011 Units Issued | 2011 Units Redeemed | 2011 Net Increase (Decrease) | 2010 Units Issued | 2010 Units Redeemed | 2010 Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Investors Trust (continued): | | | | | | |
| ING PIMCO Total Return Bond Portfolio - Service Class | 69,844,353 | 81,688,089 | (11,843,736) | 71,688,144 | 81,816,807 | (10,128,663) |
| ING PIMCO Total Return Bond Portfolio - Service 2 Class | 846,948 | 1,423,623 | (576,675) | 977,870 | 1,321,593 | (343,723) |
| ING Pioneer Fund Portfolio - Service Class | 1,028,461 | 1,576,598 | (548,137) | 1,085,630 | 1,189,840 | (104,210) |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 4,357,601 | 11,024,593 | (6,666,992) | 4,665,841 | 11,639,451 | (6,973,610) |
| ING Retirement Conservative Portfolio - Adviser Class | 32,251,365 | 24,732,660 | 7,518,705 | 27,610,889 | 22,349,950 | 5,260,939 |
| ING Retirement Growth Portfolio - Adviser Class | 17,148,549 | 53,786,812 | (36,638,263) | 23,269,699 | 58,460,607 | (35,190,908) |
| ING Retirement Moderate Growth Portfolio - Adviser Class | 15,767,610 | 42,328,101 | (26,560,491) | 22,502,254 | 42,025,734 | (19,523,480) |
| ING Retirement Moderate Portfolio - Adviser Class | 15,738,761 | 29,715,320 | (13,976,559) | 18,133,081 | 32,507,301 | (14,374,220) |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 12,261,275 | 21,187,562 | (8,926,287) | 12,323,781 | 14,870,617 | (2,546,836) |
| ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class | 128,637 | 783,171 | (654,534) | 196,903 | 813,416 | (616,513) |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 6,990,667 | 7,645,411 | (654,744) | 4,938,287 | 6,778,123 | (1,839,836) |
| ING T. Rowe Price Equity Income Portfolio - Service 2 Class | 243,097 | 235,821 | 7,276 | 104,057 | 210,976 | (106,919) |
| ING T. Rowe Price International Stock Portfolio - Service Class | 1,529,730 | 2,603,630 | (1,073,900) | 416,206 | 2,709,114 | (2,292,908) |
| ING Templeton Global Growth Portfolio - Service Class | 2,825,113 | 4,803,716 | (1,978,603) | 1,880,781 | 3,378,206 | (1,497,425) |
| ING Templeton Global Growth Portfolio - Service 2 Class | 14,000 | 48,355 | (34,355) | 30,001 | 43,835 | (13,834) |
| ING Mutual Funds: | | | | | | |
| ING Diversified International Fund - Class R | 54 | 2,730 | (2,676) | 14 | 4,901 | (4,887) |
| ING Partners, Inc.: | | | | | | |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 19,787 | 70,217 | (50,430) | 57,468 | 27,691 | 29,777 |
| ING Baron Small Cap Growth Portfolio - Service Class | 13,603,676 | 14,217,136 | (613,460) | 9,433,566 | 10,720,700 | (1,287,134) |
| ING Columbia Small Cap Value II Portfolio - Service Class | 718,373 | 2,786,396 | (2,068,023) | 402,181 | 4,285,125 | (3,882,944) |
| ING Davis New York Venture Portfolio - Service Class | 3,214,212 | 6,594,512 | (3,380,300) | 6,334,472 | 6,561,776 | (227,304) |
| ING Global Bond Portfolio - Service Class | 147,407 | 216,481 | (69,074) | 192,428 | 203,127 | (10,699) |
| ING Invesco Van Kampen Comstock Portfolio - Service Class | 4,192,162 | 4,939,156 | (746,994) | 4,203,283 | 3,960,661 | 242,622 |
| ING Invesco Van Kampen Equity and Income Portfolio - Initial Class | 16 | 37,071 | (37,055) | 22,344 | 64,536 | (42,192) |

| | **Year Ended December 31** | | | | | |
| | **2011** | | | **2010** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | | | |
| ING Invesco Van Kampen Equity and Income Portfolio - Service Class | 2,675,941 | 4,972,616 | (2,296,675) | 3,217,573 | 3,286,351 | (68,778) |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 6,935,908 | 6,366,531 | 569,377 | 8,736,398 | 5,408,288 | 3,328,110 |
| ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class | 13,977 | 7,806,882 | (7,792,905) | 187,295 | 1,218,110 | (1,030,815) |
| ING Oppenheimer Global Portfolio - Initial Class | 42,390 | 145,022 | (102,632) | 65,989 | 192,519 | (126,530) |
| ING Oppenheimer Global Portfolio - Service Class | 2,106,009 | 1,715,139 | 390,870 | 350,782 | 1,579,746 | (1,228,964) |
| ING PIMCO Total Return Portfolio - Service Class | 1,442 | 127,404 | (125,962) | 9,929 | 172,173 | (162,244) |
| ING Solution 2015 Portfolio - Service Class | 27,294 | 240,734 | (213,440) | 31,634 | 108,186 | (76,552) |
| ING Solution 2025 Portfolio - Service Class | 54,371 | 173,197 | (118,826) | 88,553 | 130,671 | (42,118) |
| ING Solution 2035 Portfolio - Service Class | 46,105 | 114,579 | (68,474) | 23,942 | 138,705 | (114,763) |
| ING Solution 2045 Portfolio - Service Class | 3,697 | 9,117 | (5,420) | 2,143 | 28,007 | (25,864) |
| ING Solution Income Portfolio - Service Class | 11,184 | 69,718 | (58,534) | 22,496 | 83,181 | (60,685) |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 20,414 | 137,627 | (117,213) | 104,694 | 91,136 | 13,558 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 6,522,538 | 6,462,520 | 60,018 | 6,255,256 | 6,575,965 | (320,709) |
| ING Templeton Foreign Equity Portfolio - Service Class | 6,049,172 | 9,940,714 | (3,891,542) | 11,508,109 | 11,199,089 | 309,020 |
| ING Thornburg Value Portfolio - Initial Class | 36,128 | 69,626 | (33,498) | 44,699 | 69,072 | (24,373) |
| ING Thornburg Value Portfolio - Service Class | 60,091 | 130,727 | (70,636) | 102,632 | 130,163 | (27,531) |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 44,737 | 116,115 | (71,378) | 349,179 | 440,828 | (91,649) |
| ING Strategic Allocation Portfolios, Inc.: | | | | | | |
| ING Strategic Allocation Conservative Portfolio - Class S | 831 | 12,688 | (11,857) | 7,416 | 9,775 | (2,359) |
| ING Strategic Allocation Growth Portfolio - Class S | 796 | 8,504 | (7,708) | 308 | 3,843 | (3,535) |
| ING Strategic Allocation Moderate Portfolio - Class S | 18,942 | 4,593 | 14,349 | 57,952 | 54,750 | 3,202 |
| ING Variable Funds: | | | | | | |
| ING Growth and Income Portfolio - Class A | 143,913,488 | 20,386,939 | 123,526,549 | - | - | - |
| ING Growth and Income Portfolio - Class I | - | 3,967 | (3,967) | - | 978 | (978) |
| ING Growth and Income Portfolio - Class S | 44,058,797 | 10,507,034 | 33,551,763 | 4,813,758 | 11,480,592 | (6,666,834) |

| | Year Ended December 31 | | | | | |
| | **2011** | | | **2010** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Variable Insurance Trust: | | | | | | |
| ING GET U.S. Core Portfolio - Series 5 | 584,137 | 1,673,823 | (1,089,686) | 210,939 | 499,238 | (288,299) |
| ING GET U.S. Core Portfolio - Series 6 | 362,936 | 1,406,724 | (1,043,788) | 279,301 | 647,116 | (367,815) |
| ING GET U.S. Core Portfolio - Series 7 | 260,735 | 453,441 | (192,706) | 281,862 | 583,817 | (301,955) |
| ING GET U.S. Core Portfolio - Series 8 | 24,402 | 162,774 | (138,372) | 109,943 | 254,160 | (144,217) |
| ING GET U.S. Core Portfolio - Series 9 | 19,177 | 137,833 | (118,656) | 66,068 | 183,048 | (116,980) |
| ING GET U.S. Core Portfolio - Series 10 | 141,447 | 237,329 | (95,882) | 34,851 | 128,563 | (93,712) |
| ING GET U.S. Core Portfolio - Series 11 | 390,773 | 471,493 | (80,720) | 78,324 | 175,654 | (97,330) |
| ING GET U.S. Core Portfolio - Series 12 | 79,201 | 93,701 | (14,500) | 30,643 | 64,733 | (34,090) |
| ING GET U.S. Core Portfolio - Series 13 | 45,012 | 401,043 | (356,031) | 71,078 | 422,812 | (351,734) |
| ING GET U.S. Core Portfolio - Series 14 | 207,446 | 915,956 | (708,510) | 293,231 | 1,365,264 | (1,072,033) |
| ING Variable Portfolios, Inc.: | | | | | | |
| ING BlackRock Science and Technology Opportunities Portfolio - Class S | 9,826,536 | 13,226,849 | (3,400,313) | 12,679,644 | 12,310,839 | 368,805 |
| ING Euro STOXX 50 Index Portfolio - Class A | 2,173,418 | 2,299,813 | (126,395) | 1,030,159 | 551,184 | 478,975 |
| ING FTSE 100 Index Portfolio - Class A | 1,988,665 | 2,093,981 | (105,316) | 714,616 | 460,614 | 254,002 |
| ING Hang Seng Index Portfolio - Class S | 1,706,482 | 3,668,047 | (1,961,565) | 6,153,732 | 3,386,530 | 2,767,202 |
| ING Index Plus LargeCap Portfolio - Class S | 997,237 | 4,341,938 | (3,344,701) | 2,235,336 | 5,660,031 | (3,424,695) |
| ING Index Plus MidCap Portfolio - Class S | 672,087 | 2,186,473 | (1,514,386) | 512,867 | 2,091,172 | (1,578,305) |
| ING Index Plus SmallCap Portfolio - Class S | 565,383 | 1,668,184 | (1,102,801) | 327,316 | 1,406,173 | (1,078,857) |
| ING International Index Portfolio - Class S | 1,882,474 | 4,234,491 | (2,352,017) | 6,156,045 | 7,206,256 | (1,050,211) |
| ING Japan TOPIX Index® Portfolio - Class A | 1,780,192 | 1,524,553 | 255,639 | 1,372,471 | 635,799 | 736,672 |
| ING Russell™ Large Cap Growth Index Portfolio - Class S | 4,470,554 | 4,444,078 | 26,476 | 1,413,451 | 2,435,885 | (1,022,434) |
| ING Russell™ Large Cap Index Portfolio - Class S | 8,477,808 | 15,187,233 | (6,709,425) | 5,622,005 | 11,652,340 | (6,030,335) |
| ING Russell™ Large Cap Value Index Portfolio - Class S | 2,114,023 | 1,807,972 | 306,051 | 1,788,521 | 1,129,693 | 658,828 |
| ING Russell™ Mid Cap Growth Index Portfolio - Class S | 3,801,203 | 6,608,994 | (2,807,791) | 4,844,780 | 5,422,222 | (577,442) |
| ING Russell™ Mid Cap Index Portfolio - Class S | 7,573,006 | 8,930,677 | (1,357,671) | 9,433,486 | 7,850,011 | 1,583,475 |
| ING Russell™ Small Cap Index Portfolio - Class S | 9,161,403 | 11,915,474 | (2,754,071) | 14,347,490 | 11,359,963 | 2,987,527 |
| ING Small Company Portfolio - Class S | 4,018,875 | 4,729,901 | (711,026) | 8,963,102 | 7,999,475 | 963,627 |
| ING U.S. Bond Index Portfolio - Class S | 18,810,676 | 14,212,030 | 4,598,646 | 12,330,745 | 15,013,483 | (2,682,738) |
| ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S | 3,435,107 | 6,123,066 | (2,687,959) | 5,180,598 | 7,718,793 | (2,538,195) |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Year Ended December 31 | | | | | |
| | 2011 | | | 2010 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Variable Products Trust: | | | | | | |
| ING International Value Portfolio - Class S | 10,468 | 111,649 | (101,181) | 36,456 | 129,582 | (93,126) |
| ING MidCap Opportunities Portfolio - Class S | 14,534,969 | 17,826,042 | (3,291,073) | 11,818,142 | 10,176,841 | 1,641,301 |
| ING SmallCap Opportunities Portfolio - Class S | 970,229 | 1,887,369 | (917,140) | 282,197 | 1,280,291 | (998,094) |
| Invesco Variable Insurance Funds: | | | | | | |
| Invesco V.I. Leisure Fund - Series I Shares | 202,162 | 454,602 | (252,440) | 42,303 | 342,828 | (300,525) |
| Legg Mason Partners Variable Equity Trust: | | | | | | |
| Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I | - | 788 | (788) | 144 | 1,075 | (931) |
| Legg Mason Global Currents Variable International All Cap Opportunity Portfolio | - | 118 | (118) | - | 605 | (605) |
| Legg Mason Partners Variable Income Trust: | | | | | | |
| Legg Mason Western Asset Variable High Income Portfolio | 3 | 89 | (86) | 9 | 840 | (831) |
| Oppenheimer Variable Account Funds: | | | | | | |
| Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class | 2,451 | 21,642 | (19,191) | 7,973 | 12,794 | (4,821) |
| PIMCO Variable Insurance Trust: | | | | | | |
| PIMCO Real Return Portfolio - Administrative Class | 221,528 | 276,792 | (55,264) | 302,055 | 266,038 | 36,017 |
| Pioneer Variable Contracts Trust: | | | | | | |
| Pioneer Equity Income VCT Portfolio - Class II | 51,358 | 159,150 | (107,792) | 44,318 | 187,657 | (143,339) |
| ProFunds: | | | | | | |
| ProFund VP Bull | 3,519,900 | 3,863,881 | (343,981) | 86,315 | 307,498 | (221,183) |
| ProFund VP Europe 30 | 334,564 | 496,622 | (162,058) | 52,539 | 190,216 | (137,677) |
| ProFund VP Rising Rates Opportunity | 2,543,426 | 2,781,811 | (238,385) | 263,707 | 521,193 | (257,486) |
| Wells Fargo Funds Trust: | | | | | | |
| Wells Fargo Advantage VT Omega Growth Fund - Class 2 | 774 | 12,557 | (11,783) | 176,296 | 58,064 | 118,232 |
| Wells Fargo Variable Trust: | | | | | | |
| Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2 | 384 | 16,546 | (16,162) | 990 | 7,862 | (6,872) |
| Wells Fargo Advantage VT Intrinsic Value Fund - Class 2 | 27 | 4,930 | (4,903) | 61,011 | 44,273 | 16,738 |
| Wells Fargo Advantage VT Small Cap Growth Fund - Class 2 | 154 | 2,935 | (2,781) | 647 | 8,571 | (7,924) |
| Wells Fargo Advantage VT Total Return Bond Fund | 431 | 22,167 | (21,736) | 3,485 | 8,273 | (4,788) |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

## 9.  Unit Summary

A summary of units outstanding as of December 31, 2011 follows:

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **BlackRock Global Allocation V.I. Fund - Class III** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 26,915.220 | $ 9.95 | $ 267,806 |
| Band 4 | 133,680.441 | 9.86 | 1,318,089 |
| Band 5 | 51,351.271 | 9.84 | 505,297 |
| Band 6 | 14,658,435.824 | 9.80 | 143,652,671 |
| Band 7 | 2,844,718.991 | 9.78 | 27,821,352 |
| Band 8 | 6,268,257.419 | 9.74 | 61,052,827 |
| Band 9 | 419,830.881 | 9.73 | 4,084,954 |
| Band 10 | 33,149,679.868 | 9.71 | 321,883,392 |
| Band 11 | 3,693,381.030 | 9.69 | 35,788,862 |
| Band 12 | 1,024,482.487 | 9.67 | 9,906,746 |
| Band 13 | 5,320,211.896 | 9.65 | 51,340,045 |
| Band 14 | 5,572,138.570 | 9.61 | 53,548,252 |
| Band 15 | 9,163,770.191 | 9.60 | 87,972,194 |
| Band 16 | 399,536.163 | 9.56 | 3,819,566 |
| Band 17 | 6,402,153.461 | 9.54 | 61,076,544 |
| Band 18 | 16,548.761 | 9.52 | 157,544 |
| Band 19 | 188,180.117 | 9.49 | 1,785,829 |
| Band 20 | 2,768,651.485 | 9.63 | 26,662,114 |
| Band 21 | 344,106.143 | 9.58 | 3,296,537 |
| Band 26 | 280,582.163 | 9.97 | 2,797,404 |
| Band 27 | 95,710.027 | 9.85 | 942,744 |
| Band 28 | 34,957.368 | 9.80 | 342,582 |
| Band 29 | 29,248.097 | 9.78 | 286,046 |
| Band 30 | 11,980.663 | 9.67 | 115,853 |
| Band 31 | 12,176.183 | 9.61 | 117,013 |
| Band 38 | 391,679.269 | 9.95 | 3,897,209 |
| Band 41 | 7,181.158 | 9.67 | 69,442 |
| Band 42 | 4,392.542 | 9.60 | 42,168 |
| Band 43 | 155,940.128 | 9.54 | 1,487,669 |
| Band 46 | 11,722,957.212 | 9.51 | 111,485,323 |
| Band 47 | 1,064,825.589 | 9.45 | 10,062,602 |
| Band 50 | 11,077.282 | 9.65 | 106,896 |
| Band 51 | 1,150.765 | 9.54 | 10,978 |
| Band 52 | 2,289.032 | 9.78 | 22,387 |
| Band 55 | 23,398.437 | 9.75 | 228,135 |
| Band 56 | 5,394,599.176 | 9.89 | 53,352,586 |
| Band 57 | 44,687.451 | 9.69 | 433,021 |
| Band 58 | 10,254.530 | 9.60 | 98,443 |
| Band 59 | 27,410.601 | 9.49 | 260,127 |
| Band 60 | 1,939.467 | 9.73 | 18,871 |
| Band 64 | 11,891.538 | 9.58 | 113,921 |
| | 111,786,358.897 | | $ 1,082,232,041 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Columbia Asset Allocation Fund, Variable Series - Class A** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 597.474 | $ 15.31 | $ 9,147 |
| Band 7 | 11,627.910 | 15.25 | 177,326 |
| Band 8 | 3,320.226 | 15.11 | 50,169 |
| Band 9 | 1,339.036 | 15.04 | 20,139 |
| Band 11 | 823.588 | 14.91 | $ 12,280 |
| Band 13 | 693.934 | 14.78 | 10,256 |
| | 18,402.168 | | $ 279,317 |
| **Columbia Small Cap Value Fund, Variable Series - Class B** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 1,409.858 | $ 13.30 | $ 18,751 |
| Band 4 | 7,318.791 | 20.09 | 147,035 |
| Band 5 | 2,281.297 | 20.00 | 45,626 |
| Band 6 | 975,035.391 | 19.83 | 19,334,952 |
| Band 7 | 662,341.418 | 19.74 | 13,074,620 |
| Band 8 | 339,946.218 | 19.57 | 6,652,747 |
| Band 9 | 24,588.809 | 19.48 | 478,990 |
| Band 10 | 784,808.597 | 19.40 | 15,225,287 |
| Band 11 | 292,376.745 | 19.31 | 5,645,795 |
| Band 12 | 108,654.306 | 19.23 | 2,089,422 |
| Band 13 | 339,272.494 | 19.14 | 6,493,676 |
| Band 14 | 1,102,413.714 | 18.98 | 20,923,812 |
| Band 15 | 337,455.850 | 18.89 | 6,374,541 |
| Band 16 | 35,959.398 | 18.73 | 673,520 |
| Band 17 | 767,348.070 | 18.64 | 14,303,368 |
| Band 18 | 9,432.053 | 18.56 | 175,059 |
| Band 19 | 49,705.352 | 18.40 | 914,578 |
| Band 20 | 672,440.847 | 19.06 | 12,816,723 |
| Band 21 | 48,116.657 | 18.81 | 905,074 |
| Band 26 | 19,244.184 | 13.34 | 256,717 |
| Band 27 | 4,051.779 | 13.08 | 52,997 |
| Band 28 | 2,630.765 | 12.94 | 34,042 |
| Band 30 | 1,674.294 | 12.64 | 21,163 |
| Band 41 | 1,094.211 | 12.65 | 13,842 |
| Band 42 | 991.350 | 12.47 | 12,362 |
| Band 43 | 4,490.236 | 12.35 | 55,454 |
| Band 46 | 470,942.105 | 11.51 | 5,420,544 |
| Band 47 | 28,540.103 | 11.38 | 324,786 |
| | 7,094,564.892 | | $ 132,485,483 |
| **Columbia Small Company Growth Fund, Variable Series - Class A** | | | |
| Contracts in accumulation period: | | | |
| Band 8 | 654.910 | $ 17.39 | $ 11,389 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Columbia VP Large Cap Growth Fund - Class 1** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 1,603.391 | $ 6.55 | $ 10,502 |
| Band 7 | 28,839.564 | 6.54 | 188,611 |
| Band 9 | 1,112.216 | 6.54 | 7,274 |
| Band 11 | 1,355.343 | 6.53 | 8,850 |
| Band 13 | 5,616.162 | 6.53 | 36,674 |
| Band 14 | 2,942.805 | 6.52 | 19,187 |
| | 41,469.481 | | $ 271,098 |
| | | | |
| **Columbia VP Short Duration US Government Fund - Class 1** | | | |
| Contracts in accumulation period: | | | |
| Band 13 | 399.156 | $ 10.30 | $ 4,111 |
| | | | |
| **Fidelity® VIP Equity-Income Portfolio - Service Class 2** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 1,690.985 | $ 11.47 | $ 19,396 |
| Band 3 | 333.535 | 11.05 | 3,686 |
| Band 4 | 100,917.636 | 11.17 | 1,127,250 |
| Band 5 | 52,039.794 | 11.11 | 578,162 |
| Band 6 | 2,007,400.045 | 11.00 | 22,081,400 |
| Band 7 | 1,234,842.892 | 10.94 | 13,509,181 |
| Band 8 | 724,710.897 | 10.82 | 7,841,372 |
| Band 9 | 281,383.967 | 10.77 | 3,030,505 |
| Band 10 | 1,456,083.433 | 10.71 | 15,594,654 |
| Band 11 | 431,834.482 | 10.65 | 4,599,037 |
| Band 12 | 358,968.486 | 10.59 | 3,801,476 |
| Band 13 | 807,233.282 | 10.54 | 8,508,239 |
| Band 14 | 1,720,040.511 | 10.43 | 17,940,023 |
| Band 15 | 715,473.120 | 10.37 | 7,419,456 |
| Band 16 | 92,328.532 | 10.26 | 947,291 |
| Band 17 | 1,165,403.284 | 10.21 | 11,898,768 |
| Band 18 | 15,488.083 | 10.15 | 157,204 |
| Band 19 | 74,449.306 | 10.04 | 747,471 |
| Band 20 | 1,003,077.277 | 10.48 | 10,512,250 |
| Band 21 | 189,078.852 | 10.32 | 1,951,294 |
| Band 25 | 7,225.501 | 11.59 | 83,744 |
| Band 26 | 285,226.735 | 11.53 | 3,288,664 |
| Band 27 | 145,013.579 | 11.17 | 1,619,802 |
| Band 28 | 39,282.614 | 10.99 | 431,716 |
| Band 29 | 65,038.318 | 10.94 | 711,519 |
| Band 30 | 15,002.816 | 10.59 | 158,880 |
| Band 31 | 4,003.087 | 10.42 | 41,712 |
| Band 34 | 94.325 | 9.74 | 919 |
| Band 35 | 136,056.394 | 11.78 | 1,602,744 |
| Band 36 | 15,740.107 | 11.53 | 181,483 |
| Band 37 | 30,923.562 | 11.35 | 350,982 |
| Band 38 | 538,766.692 | 13.27 | 7,149,434 |
| Band 39 | 91,515.321 | 13.04 | 1,193,360 |
| Band 40 | 43,566.720 | 12.88 | 561,139 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income Portfolio - Service Class 2 (continued)** | | | |
| Band 41 | 8,614.589 | $ 11.95 | $ 102,944 |
| Band 42 | 6,240.280 | 11.75 | 73,323 |
| Band 43 | 30,867.614 | 11.60 | 358,064 |
| Band 46 | 595,531.511 | 9.59 | 5,711,147 |
| Band 47 | 117,867.008 | 9.48 | 1,117,379 |
| Band 51 | 675.901 | 9.06 | 6,124 |
| Band 55 | 970.581 | 9.34 | 9,065 |
| Band 56 | 16,103.238 | 8.73 | 140,581 |
| | 14,627,104.892 | | $ 157,162,840 |
| | | | |
| **Fidelity® VIP Contrafund® Portfolio - Service Class 2** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 13,110.474 | $ 13.03 | $ 170,829 |
| Band 4 | 297,797.747 | 15.43 | 4,595,019 |
| Band 5 | 68,535.792 | 15.30 | 1,048,598 |
| Band 6 | 8,153,827.182 | 12.69 | 103,472,067 |
| Band 7 | 1,150,042.642 | 15.06 | 17,319,642 |
| Band 8 | 4,181,516.829 | 12.56 | 52,519,851 |
| Band 9 | 587,694.561 | 14.82 | 8,709,633 |
| Band 10 | 9,998,484.954 | 12.93 | 129,280,410 |
| Band 11 | 1,081,665.142 | 12.43 | 13,445,098 |
| Band 12 | 235,957.260 | 12.39 | 2,923,510 |
| Band 13 | 2,201,225.059 | 14.51 | 31,939,776 |
| Band 14 | 3,520,960.538 | 12.26 | 43,166,976 |
| Band 15 | 3,523,958.974 | 14.28 | 50,322,134 |
| Band 16 | 364,963.602 | 12.14 | 4,430,658 |
| Band 17 | 3,184,757.120 | 12.10 | 38,535,561 |
| Band 18 | 8,751.461 | 12.05 | 105,455 |
| Band 19 | 57,515.109 | 12.33 | 709,161 |
| Band 20 | 1,084,440.605 | 12.73 | 13,804,929 |
| Band 21 | 400,976.596 | 12.58 | 5,044,286 |
| Band 26 | 619,146.060 | 15.88 | 9,832,039 |
| Band 27 | 248,985.428 | 15.38 | 3,829,396 |
| Band 28 | 98,825.668 | 15.14 | 1,496,221 |
| Band 29 | 164,977.506 | 15.06 | 2,484,561 |
| Band 30 | 12,065.833 | 14.58 | 175,920 |
| Band 31 | 8,741.151 | 14.35 | 125,436 |
| Band 35 | 378,987.924 | 16.22 | 6,147,184 |
| Band 36 | 99,326.492 | 15.88 | 1,577,305 |
| Band 37 | 63,841.354 | 15.63 | 997,840 |
| Band 38 | 2,348,848.778 | 16.61 | 39,014,378 |
| Band 39 | 638,204.933 | 16.33 | 10,421,887 |
| Band 40 | 225,420.599 | 16.12 | 3,633,780 |
| Band 41 | 96,937.861 | 14.80 | 1,434,680 |
| Band 42 | 21,541.880 | 14.55 | 313,434 |
| Band 43 | 121,525.298 | 14.36 | 1,745,103 |
| Band 44 | 861.147 | 12.46 | 10,730 |
| Band 45 | 7,619.467 | 12.22 | 93,110 |
| Band 46 | 3,779,440.215 | 12.01 | 45,391,077 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Contrafund® Portfolio - Service Class 2 (continued)** | | | |
| Band 47 | 435,656.623 | $ 11.89 | $ 5,179,957 |
| Band 50 | 28,656.911 | 10.37 | 297,172 |
| Band 51 | 890.782 | 10.20 | 9,086 |
| Band 52 | 5,176.775 | 10.58 | 54,770 |
| Band 53 | 740.396 | 10.43 | 7,722 |
| Band 54 | 2,465.269 | 10.26 | 25,294 |
| Band 55 | 5,981.563 | 10.52 | 62,926 |
| Band 56 | 785,214.329 | 8.85 | 6,949,147 |
| Band 57 | 7,637.106 | 8.66 | 66,137 |
| Band 59 | 1,465.336 | 8.47 | 12,411 |
| Band 60 | 4,717.625 | 8.69 | 40,996 |
| | 50,330,081.956 | | $ 662,973,292 |
| **Franklin Small Cap Value Securities Fund - Class 2** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 33,464.160 | $ 18.21 | $ 609,382 |
| Band 36 | 14,330.430 | 17.85 | 255,798 |
| Band 37 | 6,072.699 | 17.58 | 106,758 |
| Band 38 | 359,396.107 | 18.46 | 6,634,452 |
| Band 39 | 214,680.249 | 18.15 | 3,896,447 |
| Band 40 | 17,718.898 | 17.92 | 317,523 |
| | 645,662.543 | | $ 11,820,360 |
| **ING Balanced Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 4,025.208 | $ 9.91 | $ 39,890 |
| Band 7 | 2,944.858 | 9.80 | 28,860 |
| Band 9 | 47,541.599 | 9.71 | 461,629 |
| Band 10 | 5,501.614 | 9.68 | 53,256 |
| Band 13 | 1,938.522 | 9.60 | 18,610 |
| Band 15 | 11,155.181 | 9.52 | 106,197 |
| Band 21 | 12,672.160 | 9.49 | 120,259 |
| Band 26 | 51,346.286 | 10.08 | 517,571 |
| Band 27 | 10,503.054 | 9.91 | 104,085 |
| Band 28 | 13,164.206 | 9.82 | 129,273 |
| Band 29 | 159.307 | 9.80 | 1,561 |
| Band 35 | 38,522.858 | 13.35 | 514,280 |
| Band 36 | 1,917.589 | 13.12 | 25,159 |
| Band 37 | 12,508.887 | 12.95 | 161,990 |
| Band 38 | 183,543.381 | 12.75 | 2,340,178 |
| Band 39 | 42,276.082 | 12.54 | 530,142 |
| Band 40 | 17,665.726 | 12.38 | 218,702 |
| Band 41 | 1,105.271 | 9.63 | 10,644 |
| Band 42 | 635.915 | 9.52 | 6,054 |
| Band 43 | 377.417 | 9.44 | 3,563 |
| | 459,505.121 | | $ 5,391,903 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Intermediate Bond Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 4,797.779 | $ 14.87 | $ 71,343 |
| Band 2 | 25,244.406 | 14.58 | 368,063 |
| Band 3 | 292.262 | 14.09 | 4,118 |
| Band 4 | 339,797.635 | 14.23 | 4,835,320 |
| Band 5 | 31,511.826 | 14.16 | 446,207 |
| Band 6 | 13,585,162.560 | 14.03 | 190,599,831 |
| Band 7 | 2,424,393.095 | 13.96 | 33,844,528 |
| Band 8 | 6,827,350.470 | 13.82 | 94,353,983 |
| Band 9 | 1,003,082.536 | 13.75 | 13,792,385 |
| Band 10 | 17,762,928.854 | 13.69 | 243,174,496 |
| Band 11 | 2,369,810.307 | 13.62 | 32,276,816 |
| Band 12 | 472,680.322 | 13.55 | 6,404,818 |
| Band 13 | 5,423,976.791 | 13.49 | 73,169,447 |
| Band 14 | 6,485,137.309 | 13.35 | 86,576,583 |
| Band 15 | 5,863,795.993 | 13.29 | 77,929,849 |
| Band 16 | 780,623.913 | 13.16 | 10,273,011 |
| Band 17 | 5,180,415.290 | 13.09 | 67,811,636 |
| Band 18 | 39,419.231 | 13.03 | 513,633 |
| Band 19 | 109,954.627 | 12.90 | 1,418,415 |
| Band 20 | 1,806,468.688 | 13.42 | 24,242,810 |
| Band 21 | 323,987.170 | 13.22 | 4,283,110 |
| Band 25 | 15,999.423 | 14.73 | 235,672 |
| Band 26 | 2,709,063.958 | 12.54 | 33,971,662 |
| Band 27 | 1,275,865.897 | 12.28 | 15,667,633 |
| Band 28 | 703,287.660 | 12.16 | 8,551,978 |
| Band 29 | 39,890.043 | 12.12 | 483,467 |
| Band 30 | 11,067.749 | 11.87 | 131,374 |
| Band 31 | 1,591.610 | 11.75 | 18,701 |
| Band 35 | 331,650.799 | 14.94 | 4,954,863 |
| Band 36 | 85,900.375 | 14.66 | 1,259,299 |
| Band 37 | 17,788.400 | 14.44 | 256,864 |
| Band 38 | 4,343,511.756 | 13.48 | 58,550,538 |
| Band 39 | 974,330.177 | 13.25 | 12,909,875 |
| Band 40 | 333,677.160 | 13.09 | 4,367,834 |
| Band 41 | 25,515.172 | 11.88 | 303,120 |
| Band 42 | 28,944.758 | 11.72 | 339,233 |
| Band 43 | 217,826.844 | 11.60 | 2,526,791 |
| Band 45 | 137.059 | 11.20 | 1,535 |
| Band 46 | 6,407,892.042 | 11.54 | 73,947,074 |
| Band 47 | 831,004.382 | 11.41 | 9,481,760 |
| Band 49 | 163,842.208 | 11.24 | 1,841,586 |
| Band 50 | 27,474.218 | 11.99 | 329,416 |
| Band 51 | 21,539.393 | 11.79 | 253,949 |
| Band 52 | 4,170.911 | 12.23 | 51,010 |
| Band 53 | 3,256.975 | 12.06 | 39,279 |
| Band 54 | 10,960.573 | 11.86 | 129,992 |
| Band 55 | 33,432.505 | 12.16 | 406,539 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Intermediate Bond Portfolio - Class S (continued)** | | | |
| Band 56 | 1,486,253.632 | $ 11.27 | $ 16,750,078 |
| Band 57 | 46,449.849 | 11.03 | 512,342 |
| Band 58 | 959.298 | 10.92 | 10,476 |
| Band 59 | 2,527.969 | 10.79 | 27,277 |
| Band 60 | 878.051 | 11.07 | 9,720 |
| Band 64 | 9,839.182 | 11.18 | 110,002 |
| | 91,027,361.092 | | $ 1,214,821,341 |
| | | | |
| **ING American Funds Asset Allocation Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 8,002.321 | $ 9.75 | $ 78,023 |
| Band 4 | 51,737.056 | 9.66 | 499,780 |
| Band 5 | 3,116.799 | 9.64 | 30,046 |
| Band 6 | 6,393,737.906 | 9.60 | 61,379,884 |
| Band 7 | 716,268.314 | 9.59 | 6,869,013 |
| Band 8 | 1,943,499.197 | 9.55 | 18,560,417 |
| Band 9 | 90,588.787 | 9.53 | 863,311 |
| Band 10 | 10,629,129.159 | 9.51 | 101,083,018 |
| Band 11 | 1,943,511.992 | 9.50 | 18,463,364 |
| Band 12 | 122,886.322 | 9.48 | 1,164,962 |
| Band 13 | 1,431,116.304 | 9.46 | 13,538,360 |
| Band 14 | 1,117,475.085 | 9.43 | 10,537,790 |
| Band 15 | 3,997,414.162 | 9.41 | 37,615,667 |
| Band 16 | 193,708.370 | 9.37 | 1,815,047 |
| Band 17 | 1,277,412.230 | 9.35 | 11,943,804 |
| Band 18 | 9,965.380 | 9.34 | 93,077 |
| Band 19 | 4,640.932 | 9.30 | 43,161 |
| Band 20 | 754,507.078 | 9.44 | 7,122,547 |
| Band 21 | 146,430.145 | 9.39 | 1,374,979 |
| Band 26 | 48,126.099 | 9.76 | 469,711 |
| Band 27 | 62,525.530 | 9.66 | 603,997 |
| Band 28 | 35,873.135 | 9.60 | 344,382 |
| Band 29 | 868.410 | 9.58 | 8,319 |
| Band 38 | 57,782.498 | 9.75 | 563,379 |
| Band 41 | 580.999 | 9.48 | 5,508 |
| Band 42 | 15,556.700 | 9.41 | 146,389 |
| Band 43 | 44,563.060 | 9.36 | 417,110 |
| Band 46 | 2,052,740.985 | 9.32 | 19,131,546 |
| Band 47 | 176,299.123 | 9.27 | 1,634,293 |
| Band 50 | 5,589.073 | 9.46 | 52,873 |
| Band 55 | 958.842 | 9.55 | 9,157 |
| Band 56 | 2,456,202.899 | 9.69 | 23,800,606 |
| Band 57 | 45,747.828 | 9.50 | 434,604 |
| Band 59 | 12,597.978 | 9.30 | 117,161 |
| Band 60 | 17,316.489 | 9.53 | 165,026 |
| | 35,868,477.187 | | $ 340,980,311 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Funds Bond Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 29,397.423 | $ 11.02 | $ 323,960 |
| Band 4 | 90,478.628 | 10.73 | 970,836 |
| Band 5 | 25,350.528 | 10.90 | 276,321 |
| Band 6 | 7,494,145.595 | 10.67 | 79,962,533 |
| Band 7 | 1,124,833.308 | 10.65 | 11,979,475 |
| Band 8 | 2,887,042.615 | 10.60 | 30,602,652 |
| Band 9 | 209,126.057 | 10.58 | 2,212,554 |
| Band 10 | 9,839,246.420 | 10.56 | 103,902,442 |
| Band 11 | 1,666,880.640 | 10.54 | 17,568,922 |
| Band 12 | 242,027.328 | 10.52 | 2,546,127 |
| Band 13 | 2,378,960.774 | 10.50 | 24,979,088 |
| Band 14 | 2,082,800.607 | 10.46 | 21,786,094 |
| Band 15 | 4,152,296.908 | 10.43 | 43,308,457 |
| Band 16 | 215,493.526 | 10.39 | 2,238,978 |
| Band 17 | 2,411,571.020 | 10.37 | 25,007,991 |
| Band 18 | 2,665.275 | 10.35 | 27,586 |
| Band 19 | 37,549.484 | 10.31 | 387,135 |
| Band 20 | 1,111,846.722 | 10.48 | 11,652,154 |
| Band 21 | 54,935.518 | 10.41 | 571,879 |
| Band 26 | 180,493.156 | 11.04 | 1,992,644 |
| Band 27 | 69,240.024 | 10.92 | 756,101 |
| Band 28 | 73,227.901 | 10.86 | 795,255 |
| Band 29 | 14,308.175 | 10.84 | 155,101 |
| Band 30 | 1,676.660 | 10.71 | 17,957 |
| Band 35 | 106,191.063 | 10.95 | 1,162,792 |
| Band 36 | 17,580.499 | 10.86 | 190,924 |
| Band 37 | 18,565.802 | 10.79 | 200,325 |
| Band 38 | 2,028,796.198 | 10.84 | 21,992,151 |
| Band 39 | 500,541.951 | 10.75 | 5,380,826 |
| Band 40 | 185,449.732 | 10.69 | 1,982,458 |
| Band 41 | 7,144.177 | 10.72 | 76,586 |
| Band 42 | 2,057.480 | 10.64 | 21,892 |
| Band 43 | 74,661.465 | 10.58 | 789,918 |
| Band 46 | 2,571,009.107 | 10.33 | 26,558,524 |
| Band 47 | 301,114.543 | 10.27 | 3,092,446 |
| Band 52 | 2,056.132 | 10.65 | 21,898 |
| Band 55 | 12,363.308 | 10.60 | 131,051 |
| Band 56 | 1,568,670.098 | 10.77 | 16,894,577 |
| Band 57 | 83,706.040 | 10.54 | 882,262 |
| Band 59 | 12,386.392 | 10.31 | 127,704 |
| Band 60 | 13,812.327 | 10.58 | 146,134 |
| Band 61 | 2,427.946 | 10.48 | 25,445 |
| Band 64 | 9,538.796 | 10.62 | 101,302 |
| | 43,913,667.348 | | $ 463,801,457 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Funds Global Growth and Income Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 1,609.312 | $ 9.34 | $ 15,031 |
| Band 5 | 11,483.240 | 9.33 | 107,139 |
| Band 6 | 100,922.830 | 9.32 | 940,601 |
| Band 7 | 30,524.143 | 9.32 | 284,485 |
| Band 8 | 72,672.706 | 9.31 | 676,583 |
| Band 9 | 535.294 | 9.31 | 4,984 |
| Band 10 | 100,326.577 | 9.30 | 933,037 |
| Band 11 | 18,377.446 | 9.30 | 170,910 |
| Band 12 | 10,512.549 | 9.29 | 97,662 |
| Band 13 | 39,161.947 | 9.29 | 363,814 |
| Band 14 | 62,629.627 | 9.28 | 581,203 |
| Band 15 | 69,320.425 | 9.27 | 642,600 |
| Band 16 | 1,525.394 | 9.27 | 14,140 |
| Band 17 | 37,014.463 | 9.26 | 342,754 |
| Band 18 | 243.118 | 9.26 | 2,251 |
| Band 19 | 2,021.877 | 9.25 | 18,702 |
| Band 20 | 28,225.970 | 9.28 | 261,937 |
| Band 21 | 4,426.886 | 9.27 | 41,037 |
| Band 26 | 32,538.341 | 9.36 | 304,559 |
| Band 27 | 465.984 | 9.34 | 4,352 |
| Band 28 | 1,815.911 | 9.32 | 16,924 |
| Band 29 | 931.906 | 9.32 | 8,685 |
| Band 30 | 2,569.242 | 9.29 | 23,868 |
| Band 38 | 3,377.077 | 9.36 | 31,609 |
| Band 46 | 85,685.139 | 9.25 | 792,588 |
| Band 47 | 4,342.240 | 9.24 | 40,122 |
| Band 50 | 300.256 | 9.29 | 2,789 |
| Band 56 | 10,601.036 | 9.35 | 99,120 |
| | 734,160.936 | | $ 6,823,486 |
| **ING American Funds Growth Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 58,440.257 | $ 13.71 | $ 801,216 |
| Band 4 | 775,606.622 | 13.43 | 10,416,397 |
| Band 5 | 139,206.765 | 13.37 | 1,861,194 |
| Band 6 | 23,410,109.428 | 13.26 | 310,418,051 |
| Band 7 | 6,585,901.173 | 13.20 | 86,933,895 |
| Band 8 | 10,568,142.416 | 13.09 | 138,336,984 |
| Band 9 | 1,866,470.414 | 13.03 | 24,320,109 |
| Band 10 | 24,977,481.580 | 12.98 | 324,207,711 |
| Band 11 | 4,412,909.340 | 12.92 | 57,014,789 |
| Band 12 | 952,048.623 | 12.87 | 12,252,866 |
| Band 13 | 6,775,589.745 | 12.81 | 86,795,305 |
| Band 14 | 12,155,717.840 | 12.71 | 154,499,174 |
| Band 15 | 12,182,359.221 | 12.65 | 154,106,844 |
| Band 16 | 736,391.375 | 12.55 | 9,241,712 |
| Band 17 | 13,185,488.195 | 12.49 | 164,686,748 |
| Band 18 | 31,512.006 | 12.44 | 392,009 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Funds Growth Portfolio (continued)** | | | |
| Band 19 | 499,849.780 | $ 12.33 | $ 6,163,148 |
| Band 20 | 6,712,507.342 | 12.76 | 85,651,594 |
| Band 21 | 875,812.383 | 12.60 | 11,035,236 |
| Band 26 | 853,063.057 | 13.77 | 11,746,678 |
| Band 27 | 357,149.236 | 13.42 | 4,792,943 |
| Band 28 | 250,124.942 | 13.25 | 3,314,155 |
| Band 29 | 256,832.311 | 13.20 | 3,390,187 |
| Band 30 | 36,207.224 | 12.87 | 465,987 |
| Band 31 | 24,530.651 | 12.70 | 311,539 |
| Band 35 | 163,849.836 | 10.78 | 1,766,301 |
| Band 36 | 29,304.091 | 10.65 | 312,089 |
| Band 37 | 40,194.012 | 13.60 | 546,639 |
| Band 38 | 3,149,653.352 | 10.61 | 33,417,822 |
| Band 39 | 709,762.558 | 10.48 | 7,438,312 |
| Band 40 | 317,622.463 | 10.38 | 3,296,921 |
| Band 41 | 120,029.380 | 12.88 | 1,545,978 |
| Band 42 | 64,191.710 | 12.66 | 812,667 |
| Band 43 | 402,688.530 | 12.50 | 5,033,607 |
| Band 44 | 1,217.495 | 11.12 | 13,539 |
| Band 45 | 4,892.689 | 10.90 | 53,330 |
| Band 46 | 11,237,910.866 | 10.78 | 121,144,679 |
| Band 47 | 1,060,030.727 | 10.67 | 11,310,528 |
| Band 50 | 57,199.817 | 9.76 | 558,270 |
| Band 51 | 54,177.949 | 9.60 | 520,108 |
| Band 52 | 2,579.463 | 9.95 | 25,666 |
| Band 53 | 3,185.910 | 9.82 | 31,286 |
| Band 54 | 10,093.032 | 9.65 | 97,398 |
| Band 55 | 41,886.147 | 9.90 | 414,673 |
| Band 56 | 3,694,658.273 | 8.71 | 32,180,474 |
| Band 57 | 28,148.196 | 8.52 | 239,823 |
| Band 59 | 30,220.814 | 8.33 | 251,739 |
| Band 60 | 9,447.726 | 8.55 | 80,778 |
| Band 61 | 3,736.671 | 8.47 | 31,650 |
| Band 62 | 4,857.973 | 8.37 | 40,661 |
| Band 64 | 1,112.075 | 8.65 | 9,619 |
| | 149,922,103.681 | | $ 1,884,331,028 |

| Division/Contract | Units | Unit Value | | Extended Value |
|---|---|---|---|---|
| **ING American Funds International Growth and Income Portfolio** | | | | |
| Contracts in accumulation period: | | | | |
| Band 4 | 8,074.565 | $ | 8.83 | $ 71,298 |
| Band 6 | 71,082.621 | | 8.81 | 626,238 |
| Band 7 | 30,889.914 | | 8.81 | 272,140 |
| Band 8 | 44,366.806 | | 8.80 | 390,428 |
| Band 9 | 3,188.950 | | 8.80 | 28,063 |
| Band 10 | 86,036.770 | | 8.79 | 756,263 |
| Band 11 | 10,569.686 | | 8.79 | 92,908 |
| Band 12 | 9,731.372 | | 8.78 | 85,441 |
| Band 13 | 29,564.018 | | 8.78 | 259,572 |
| Band 14 | 58,022.619 | | 8.77 | 508,858 |
| Band 15 | 38,228.960 | | 8.77 | 335,268 |
| Band 16 | 1,550.240 | | 8.76 | 13,580 |
| Band 17 | 57,613.965 | | 8.75 | 504,122 |
| Band 18 | 444.373 | | 8.75 | 3,888 |
| Band 19 | 1,707.312 | | 8.74 | 14,922 |
| Band 20 | 16,252.062 | | 8.78 | 142,693 |
| Band 26 | 4,348.018 | | 8.85 | 38,480 |
| Band 27 | 252.200 | | 8.83 | 2,227 |
| Band 38 | 10,070.623 | | 8.85 | 89,125 |
| Band 46 | 19,473.355 | | 8.75 | 170,392 |
| Band 47 | 4,388.410 | | 8.73 | 38,311 |
| Band 56 | 5,157.498 | | 8.84 | 45,592 |
| | 511,014.337 | | | $ 4,489,809 |
| **ING American Funds International Portfolio** | | | | |
| Contracts in accumulation period: | | | | |
| Band 2 | 56,247.154 | $ | 16.28 | $ 915,704 |
| Band 4 | 318,090.742 | | 15.94 | 5,070,366 |
| Band 5 | 72,741.977 | | 15.88 | 1,155,143 |
| Band 6 | 9,594,991.343 | | 15.74 | 151,025,164 |
| Band 7 | 2,600,491.761 | | 15.68 | 40,775,711 |
| Band 8 | 4,631,700.582 | | 15.54 | 71,976,627 |
| Band 9 | 876,221.172 | | 15.48 | 13,563,904 |
| Band 10 | 11,673,254.491 | | 15.41 | 179,884,852 |
| Band 11 | 2,061,658.984 | | 15.35 | 31,646,465 |
| Band 12 | 466,878.648 | | 15.28 | 7,133,906 |
| Band 13 | 3,191,641.229 | | 15.22 | 48,576,780 |
| Band 14 | 5,352,305.170 | | 15.09 | 80,766,285 |
| Band 15 | 4,771,612.468 | | 15.03 | 71,717,335 |
| Band 16 | 450,863.532 | | 14.90 | 6,717,867 |
| Band 17 | 5,219,780.316 | | 14.84 | 77,461,540 |
| Band 18 | 22,376.183 | | 14.77 | 330,496 |
| Band 19 | 208,477.219 | | 14.65 | 3,054,191 |
| Band 20 | 2,372,737.131 | | 15.15 | 35,946,968 |
| Band 21 | 432,082.708 | | 14.96 | 6,463,957 |
| Band 26 | 450,843.865 | | 16.35 | 7,371,297 |
| Band 27 | 275,610.664 | | 15.94 | 4,393,234 |
| Band 28 | 99,593.346 | | 15.74 | 1,567,599 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Funds International Portfolio (continued)** | | | |
| Band 29 | 132,138.827 | $ 15.67 | $ 2,070,615 |
| Band 30 | 19,489.376 | 15.28 | 297,798 |
| Band 31 | 14,184.023 | 15.09 | 214,037 |
| Band 34 | 91.885 | 14.29 | 1,313 |
| Band 35 | 163,164.481 | 11.13 | 1,816,021 |
| Band 36 | 28,977.168 | 10.99 | 318,459 |
| Band 37 | 9,283.754 | 16.15 | 149,933 |
| Band 38 | 2,290,805.026 | 10.95 | 25,084,315 |
| Band 39 | 454,436.564 | 10.81 | 4,912,459 |
| Band 40 | 172,699.632 | 10.71 | 1,849,613 |
| Band 41 | 29,293.033 | 15.29 | 447,890 |
| Band 42 | 16,663.578 | 15.03 | 250,454 |
| Band 43 | 186,792.289 | 14.84 | 2,771,998 |
| Band 44 | 348.530 | 12.14 | 4,231 |
| Band 45 | 3,543.377 | 11.87 | 42,060 |
| Band 46 | 5,450,225.173 | 11.34 | 61,805,553 |
| Band 47 | 529,544.482 | 11.22 | 5,941,489 |
| Band 50 | 19,178.332 | 9.43 | 180,852 |
| Band 51 | 464,301.900 | 9.27 | 4,304,079 |
| Band 52 | 7,289.556 | 9.61 | 70,053 |
| Band 54 | 9,396.937 | 9.32 | 87,579 |
| Band 55 | 24,316.871 | 9.56 | 232,469 |
| Band 56 | 2,269,080.252 | 7.29 | 16,541,595 |
| Band 57 | 25,973.259 | 7.14 | 185,449 |
| Band 59 | 7,988.223 | 6.98 | 55,758 |
| Band 60 | 10,058.025 | 7.16 | 72,015 |
| Band 61 | 2,616.121 | 7.09 | 18,548 |
| Band 62 | 5,474.605 | 7.01 | 38,377 |
| | 67,547,555.964 | | $ 977,280,403 |
| **ING American Funds World Allocation Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 17,150.734 | $ 12.50 | $ 214,384 |
| Band 5 | 4,677.377 | 13.54 | 63,332 |
| Band 6 | 2,890,339.334 | 12.44 | 35,955,821 |
| Band 7 | 606,194.258 | 12.42 | 7,528,933 |
| Band 8 | 1,033,158.027 | 12.38 | 12,790,496 |
| Band 9 | 52,721.037 | 12.36 | 651,632 |
| Band 10 | 3,636,250.672 | 12.34 | 44,871,333 |
| Band 11 | 690,716.174 | 12.32 | 8,509,623 |
| Band 12 | 48,833.149 | 12.30 | 600,648 |
| Band 13 | 1,159,184.140 | 12.28 | 14,234,781 |
| Band 14 | 787,545.303 | 12.23 | 9,631,679 |
| Band 15 | 1,371,934.369 | 12.21 | 16,751,319 |
| Band 16 | 201,444.134 | 12.17 | 2,451,575 |
| Band 17 | 577,836.393 | 12.15 | 7,020,712 |
| Band 18 | 455.652 | 12.13 | 5,527 |
| Band 19 | 9,935.411 | 12.09 | 120,119 |
| Band 20 | 281,711.916 | 12.25 | 3,450,971 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Funds World Allocation Portfolio - Service Class (continued)** | | | |
| Band 21 | 29,613.098 | $ 12.19 | $ 360,984 |
| Band 26 | 30,032.182 | 13.67 | 410,540 |
| Band 27 | 10,620.069 | 13.55 | 143,902 |
| Band 28 | 4,066.682 | 13.50 | 54,900 |
| Band 29 | 2,031.674 | 13.48 | 27,387 |
| Band 38 | 19,147.511 | 12.61 | 241,450 |
| Band 41 | 990.091 | 13.37 | 13,238 |
| Band 43 | 20,303.871 | 13.24 | 268,823 |
| Band 46 | 974,599.088 | 12.11 | 11,802,395 |
| Band 47 | 94,729.612 | 12.05 | 1,141,492 |
| Band 51 | 6,545.420 | 12.15 | 79,527 |
| Band 55 | 752.901 | 12.38 | 9,321 |
| Band 56 | 378,080.746 | 12.55 | 4,744,913 |
| Band 57 | 4,163.181 | 12.32 | 51,290 |
| Band 59 | 8,382.461 | 12.09 | 101,344 |
| Band 64 | 3,103.392 | 12.20 | 37,861 |
| | 14,957,250.059 | | $ 184,342,252 |
| | | | |
| **ING Artio Foreign Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 5,158.421 | $ 11.45 | $ 59,064 |
| Band 3 | 488.538 | 11.06 | 5,403 |
| Band 4 | 115,255.081 | 11.18 | 1,288,552 |
| Band 5 | 71,947.362 | 11.12 | 800,055 |
| Band 6 | 4,894,299.627 | 11.01 | 53,886,239 |
| Band 7 | 1,882,732.631 | 10.96 | 20,634,750 |
| Band 8 | 2,384,131.290 | 10.85 | 25,867,824 |
| Band 9 | 348,198.744 | 10.80 | 3,760,546 |
| Band 10 | 6,175,122.310 | 10.75 | 66,382,565 |
| Band 11 | 1,639,469.837 | 10.69 | 17,525,933 |
| Band 12 | 301,163.848 | 10.64 | 3,204,383 |
| Band 13 | 1,976,663.364 | 10.59 | 20,932,865 |
| Band 14 | 3,812,549.147 | 10.48 | 39,955,515 |
| Band 15 | 2,187,810.035 | 10.43 | 22,818,859 |
| Band 16 | 156,020.889 | 10.33 | 1,611,696 |
| Band 17 | 2,840,917.795 | 10.28 | 29,204,635 |
| Band 18 | 85,996.574 | 10.23 | 879,745 |
| Band 19 | 143,487.514 | 10.13 | 1,453,529 |
| Band 20 | 1,230,135.145 | 10.54 | 12,965,624 |
| Band 21 | 241,249.423 | 10.38 | 2,504,169 |
| Band 25 | 20,707.761 | 11.56 | 239,382 |
| Band 26 | 209,744.044 | 11.51 | 2,414,154 |
| Band 27 | 77,267.704 | 11.17 | 863,080 |
| Band 28 | 76,888.924 | 11.01 | 846,547 |
| Band 29 | 79,927.537 | 10.96 | 876,006 |
| Band 30 | 4,276.053 | 10.64 | 45,497 |
| Band 31 | 1,686.266 | 10.48 | 17,672 |
| Band 38 | 239,557.149 | 7.65 | 1,832,612 |
| Band 41 | 27,096.052 | 11.77 | 318,921 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Artio Foreign Portfolio - Service Class (continued)** | | | |
| Band 42 | 7,180.634 | $ 11.58 | $ 83,152 |
| Band 43 | 62,633.223 | 11.43 | 715,898 |
| Band 44 | 615.619 | 9.57 | 5,891 |
| Band 45 | 33,038.800 | 9.35 | 308,913 |
| Band 46 | 2,208,576.798 | 8.81 | 19,457,562 |
| Band 47 | 309,747.211 | 8.71 | 2,697,898 |
| Band 50 | 18,715.180 | 7.35 | 137,557 |
| Band 51 | 10,107.936 | 7.22 | 72,979 |
| Band 52 | 1,741.190 | 7.49 | 13,042 |
| Band 53 | 2,225.581 | 7.39 | 16,447 |
| Band 54 | 9,060.701 | 7.26 | 65,781 |
| Band 55 | 504.502 | 7.45 | 3,759 |
| Band 56 | 575,084.613 | 5.55 | 3,191,720 |
| Band 57 | 8,859.808 | 5.43 | 48,109 |
| Band 60 | 904.963 | 5.45 | 4,932 |
| | 34,478,945.824 | | $ 360,019,462 |
| **ING Artio Foreign Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 523,422.976 | $ 12.88 | $ 6,741,688 |
| Band 7 | 840.399 | 12.82 | 10,774 |
| Band 10 | 327,978.741 | 12.58 | 4,125,973 |
| Band 11 | 4,679.839 | 12.52 | 58,592 |
| Band 12 | 108,975.678 | 12.47 | 1,358,927 |
| Band 13 | 4,645.642 | 8.97 | 41,671 |
| Band 14 | 110,487.079 | 9.77 | 1,079,459 |
| Band 15 | 367,657.972 | 9.73 | 3,577,312 |
| Band 17 | 147,740.788 | 9.61 | 1,419,789 |
| Band 20 | 703,162.786 | 12.35 | 8,684,060 |
| Band 46 | 443,886.746 | 8.71 | 3,866,254 |
| | 2,743,478.646 | | $ 30,964,499 |
| **ING BlackRock Health Sciences Opportunities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 2,107.117 | $ 12.13 | $ 25,559 |
| Band 3 | 355.326 | 11.80 | 4,193 |
| Band 4 | 44,322.473 | 11.90 | 527,437 |
| Band 5 | 35,855.284 | 11.85 | 424,885 |
| Band 6 | 2,008,360.545 | 11.76 | 23,618,320 |
| Band 7 | 933,627.437 | 11.72 | 10,942,114 |
| Band 8 | 1,241,429.284 | 11.62 | 14,425,408 |
| Band 9 | 90,252.615 | 11.58 | 1,045,125 |
| Band 10 | 2,144,534.459 | 11.53 | 24,726,482 |
| Band 11 | 735,205.566 | 11.49 | 8,447,512 |
| Band 12 | 222,670.028 | 11.44 | 2,547,345 |
| Band 13 | 982,244.966 | 11.40 | 11,197,593 |
| Band 14 | 1,759,048.851 | 11.31 | 19,894,843 |
| Band 15 | 1,059,240.073 | 11.27 | 11,937,636 |
| Band 16 | 115,386.097 | 11.18 | 1,290,017 |
| Band 17 | 1,710,483.698 | 11.14 | 19,054,788 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING BlackRock Health Sciences Opportunities Portfolio -** | | | |
| **Service Class (continued)** | | | |
| Band 18 | 32,921.259 | $ 11.09 | $ 365,097 |
| Band 19 | 68,547.968 | 11.01 | 754,713 |
| Band 20 | 718,769.365 | 11.36 | 8,165,220 |
| Band 21 | 109,170.802 | 11.22 | 1,224,896 |
| Band 25 | 2,827.182 | 12.23 | 34,576 |
| Band 26 | 69,217.843 | 12.18 | 843,073 |
| Band 27 | 23,719.764 | 11.90 | 282,265 |
| Band 28 | 18,975.289 | 11.76 | 223,149 |
| Band 29 | 66,277.920 | 11.71 | 776,114 |
| Band 30 | 7,622.715 | 11.44 | 87,204 |
| Band 31 | 1,309.602 | 11.31 | 14,812 |
| Band 34 | 66.072 | 10.76 | 711 |
| Band 38 | 28,732.266 | 11.12 | 319,503 |
| Band 41 | 11,801.797 | 11.45 | 135,131 |
| Band 42 | 12,352.803 | 11.27 | 139,216 |
| Band 43 | 32,332.582 | 11.14 | 360,185 |
| Band 45 | 2,327.493 | 10.71 | 24,927 |
| Band 46 | 767,081.727 | 11.39 | 8,737,061 |
| Band 47 | 116,866.223 | 11.26 | 1,315,914 |
| Band 50 | 868.674 | 10.70 | 9,295 |
| Band 51 | 615.699 | 10.52 | 6,477 |
| Band 52 | 379.450 | 10.91 | 4,140 |
| Band 55 | 8,736.242 | 10.85 | 94,788 |
| Band 56 | 143,206.373 | 9.17 | 1,313,202 |
| Band 57 | 6,063.856 | 8.98 | 54,453 |
| | 15,335,914.785 | | $ 175,395,379 |
| **ING BlackRock Inflation Protected Bond Portfolio - Service** | | | |
| **Class** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 127,881.560 | $ 12.21 | $ 1,561,434 |
| Band 5 | 44,821.835 | 12.20 | 546,826 |
| Band 6 | 5,459,335.937 | 12.16 | 66,385,525 |
| Band 7 | 1,786,973.614 | 12.15 | 21,711,729 |
| Band 8 | 2,955,635.697 | 12.11 | 35,792,748 |
| Band 9 | 205,514.744 | 12.10 | 2,486,728 |
| Band 10 | 9,269,173.124 | 12.08 | 111,971,611 |
| Band 11 | 1,696,373.774 | 12.06 | 20,458,268 |
| Band 12 | 226,172.792 | 12.05 | 2,725,382 |
| Band 13 | 4,320,793.563 | 12.03 | 51,979,147 |
| Band 14 | 3,100,903.726 | 12.00 | 37,210,845 |
| Band 15 | 3,095,974.910 | 11.98 | 37,089,779 |
| Band 16 | 247,396.167 | 11.95 | 2,956,384 |
| Band 17 | 2,480,580.737 | 11.93 | 29,593,328 |
| Band 18 | 4,520.347 | 11.91 | 53,837 |
| Band 19 | 115,543.207 | 11.88 | 1,372,653 |
| Band 20 | 1,159,416.592 | 12.01 | 13,924,593 |
| Band 21 | 95,663.023 | 11.96 | 1,144,130 |
| Band 26 | 373,284.472 | 12.31 | 4,595,132 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING BlackRock Inflation Protected Bond Portfolio - Service Class (continued)** | | | |
| Band 27 | 132,024.460 | $ 12.21 | $ 1,612,019 |
| Band 28 | 26,892.208 | 12.16 | 327,009 |
| Band 29 | 116,754.838 | 12.15 | 1,418,571 |
| Band 30 | 26,202.179 | 12.04 | 315,474 |
| Band 31 | 8,848.056 | 11.99 | 106,088 |
| Band 35 | 105,289.121 | 12.38 | 1,303,479 |
| Band 36 | 6,515.228 | 12.31 | 80,202 |
| Band 37 | 3,054.484 | 12.26 | 37,448 |
| Band 38 | 714,351.707 | 12.30 | 8,786,526 |
| Band 39 | 172,097.882 | 12.23 | 2,104,757 |
| Band 40 | 78,239.343 | 12.18 | 952,955 |
| Band 41 | 179,151.905 | 12.05 | 2,158,780 |
| Band 42 | 6,820.549 | 11.98 | 81,710 |
| Band 43 | 91,244.637 | 11.93 | 1,088,549 |
| Band 46 | 2,075,858.435 | 11.90 | 24,702,715 |
| Band 47 | 638,466.186 | 11.85 | 7,565,824 |
| Band 50 | 2,845.802 | 12.03 | 34,235 |
| Band 51 | 29,975.434 | 11.93 | 357,607 |
| Band 52 | 2,847.551 | 12.15 | 34,598 |
| Band 55 | 7,581.370 | 12.11 | 91,810 |
| Band 56 | 591,793.177 | 12.25 | 7,249,466 |
| Band 57 | 10,454.720 | 12.06 | 126,084 |
| Band 59 | 10,860.160 | 11.88 | 129,019 |
| Band 60 | 3,883.942 | 12.10 | 46,996 |
| Band 64 | 9,521.405 | 11.96 | 113,876 |
| | 41,817,534.600 | | $ 504,385,876 |
| **ING BlackRock Large Cap Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 8,919.873 | $ 8.51 | $ 75,908 |
| Band 38 | 5,753.775 | 8.41 | 48,389 |
| Band 40 | 1,111.435 | 8.28 | 9,203 |
| | 15,785.083 | | $ 133,500 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING BlackRock Large Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 6,362.401 | $ 11.51 | $ 73,231 |
| Band 3 | 1,522.131 | 11.12 | 16,926 |
| Band 4 | 71,988.529 | 11.23 | 808,431 |
| Band 5 | 59,953.608 | 11.18 | 670,281 |
| Band 6 | 1,492,740.729 | 11.07 | 16,524,640 |
| Band 7 | 904,765.583 | 11.02 | 9,970,517 |
| Band 8 | 1,073,438.270 | 10.91 | 11,711,212 |
| Band 9 | 94,125.997 | 10.85 | 1,021,267 |
| Band 10 | 1,930,198.684 | 10.80 | 20,846,146 |
| Band 11 | 567,780.536 | 10.75 | 6,103,641 |
| Band 12 | 262,164.931 | 10.70 | 2,805,165 |
| Band 13 | 841,100.964 | 10.64 | 8,949,314 |
| Band 14 | 1,638,577.046 | 10.54 | 17,270,602 |
| Band 15 | 783,924.516 | 10.49 | 8,223,368 |
| Band 16 | 39,009.797 | 10.38 | 404,922 |
| Band 17 | 1,070,137.923 | 10.33 | 11,054,525 |
| Band 18 | 21,610.154 | 10.28 | 222,152 |
| Band 19 | 43,157.587 | 10.18 | 439,344 |
| Band 20 | 652,592.605 | 10.59 | 6,910,956 |
| Band 21 | 50,235.605 | 10.44 | 524,460 |
| Band 25 | 3,943.096 | 11.62 | 45,819 |
| Band 26 | 87,007.766 | 11.16 | 971,007 |
| Band 27 | 65,158.315 | 10.94 | 712,832 |
| Band 28 | 32,785.575 | 10.82 | 354,740 |
| Band 29 | 6,229.257 | 10.79 | 67,214 |
| Band 30 | 4,268.280 | 10.57 | 45,116 |
| Band 31 | 707.814 | 10.46 | 7,404 |
| Band 35 | 6,463.260 | 9.45 | 61,078 |
| Band 36 | 2,989.224 | 9.36 | 27,979 |
| Band 37 | 10,889.107 | 9.28 | 101,051 |
| Band 38 | 161,638.720 | 9.93 | 1,605,072 |
| Band 39 | 15,909.528 | 9.24 | 147,004 |
| Band 40 | 15,628.228 | 9.16 | 143,155 |
| Band 41 | 2,586.265 | 10.58 | 27,363 |
| Band 43 | 26,265.220 | 10.33 | 271,320 |
| Band 45 | 799.803 | 9.97 | 7,974 |
| Band 46 | 747,107.826 | 9.66 | 7,217,062 |
| Band 47 | 97,468.384 | 9.55 | 930,823 |
| Band 50 | 2,334.345 | 9.57 | 22,340 |
| Band 51 | 647.651 | 9.41 | 6,094 |
| Band 52 | 898.363 | 9.76 | 8,768 |
| Band 55 | 2,730.998 | 9.70 | 26,491 |
| Band 56 | 125,518.740 | 9.05 | 1,135,945 |
| Band 57 | 3,680.016 | 8.86 | 32,605 |
| Band 60 | 451.766 | 8.89 | 4,016 |
| | 13,029,495.143 | | $ 138,531,372 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Clarion Global Real Estate Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 1,522.701 | $    10.37 | $      15,790 |
| Band 3 | 289.686 | 10.16 | 2,943 |
| Band 4 | 60,193.671 | 10.22 | 615,179 |
| Band 5 | 14,658.147 | 10.19 | 149,367 |
| Band 6 | 1,763,061.935 | 10.13 | 17,859,817 |
| Band 7 | 331,411.978 | 10.10 | 3,347,261 |
| Band 8 | 969,147.248 | 10.05 | 9,739,930 |
| Band 9 | 82,092.708 | 10.02 | 822,569 |
| Band 10 | 2,541,000.284 | 9.99 | 25,384,593 |
| Band 11 | 280,998.291 | 9.96 | 2,798,743 |
| Band 12 | 45,901.377 | 9.93 | 455,801 |
| Band 13 | 606,049.898 | 9.90 | 5,999,894 |
| Band 14 | 746,747.337 | 9.84 | 7,347,994 |
| Band 15 | 962,296.407 | 9.82 | 9,449,751 |
| Band 16 | 68,079.910 | 9.76 | 664,460 |
| Band 17 | 1,059,505.303 | 9.73 | 10,308,987 |
| Band 18 | 1,466.616 | 9.70 | 14,226 |
| Band 19 | 13,663.061 | 9.65 | 131,849 |
| Band 20 | 194,703.593 | 9.87 | 1,921,724 |
| Band 21 | 37,770.293 | 9.79 | 369,771 |
| Band 26 | 40,439.818 | 10.40 | 420,574 |
| Band 27 | 8,576.445 | 10.22 | 87,651 |
| Band 28 | 7,357.788 | 10.13 | 74,534 |
| Band 29 | 15,664.995 | 10.10 | 158,216 |
| Band 32 | 68.079 | 9.68 | 659 |
| Band 35 | 96,953.259 | 8.19 | 794,047 |
| Band 36 | 14,986.831 | 8.13 | 121,843 |
| Band 37 | 2,707.313 | 8.09 | 21,902 |
| Band 38 | 750,107.850 | 9.82 | 7,366,059 |
| Band 39 | 289,965.574 | 8.06 | 2,337,123 |
| Band 40 | 78,725.658 | 8.01 | 630,593 |
| Band 41 | 11,967.408 | 9.93 | 118,836 |
| Band 42 | 2,801.811 | 9.82 | 27,514 |
| Band 43 | 23,704.068 | 9.74 | 230,878 |
| Band 46 | 827,800.956 | 9.67 | 8,004,835 |
| Band 47 | 80,475.136 | 9.59 | 771,757 |
| Band 50 | 2,181.544 | 9.44 | 20,594 |
| Band 51 | 4,902.203 | 9.28 | 45,492 |
| Band 52 | 1,446.054 | 9.63 | 13,926 |
| Band 53 | 724.810 | 9.49 | 6,878 |
| Band 54 | 1,047.681 | 9.34 | 9,785 |
| Band 55 | 20,090.526 | 9.57 | 192,266 |
| Band 56 | 201,457.617 | 8.88 | 1,788,944 |
| Band 57 | 15,379.745 | 8.68 | 133,496 |
| Band 60 | 341.694 | 8.72 | 2,980 |
| | 12,280,435.307 | | $   120,782,031 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Clarion Global Real Estate Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 37,146.434 | $ 10.05 | $ 373,322 |
| Band 8 | 790.489 | 9.96 | 7,873 |
| Band 10 | 39,629.322 | 9.90 | 392,330 |
| Band 12 | 3,415.455 | 9.84 | 33,608 |
| Band 13 | 1,650.686 | 9.82 | 16,210 |
| Band 14 | 24,148.102 | 9.76 | 235,685 |
| Band 15 | 18,841.224 | 9.73 | 183,325 |
| Band 17 | 4,536.276 | 9.65 | 43,775 |
| Band 20 | 33,459.278 | 9.79 | 327,566 |
| Band 46 | 20,986.632 | 9.59 | 201,262 |
| | 184,603.898 | | $ 1,814,956 |
| | | | |
| **ING Clarion Real Estate Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 143.290 | $ 79.54 | $ 11,397 |
| Contracts in accumulation period: | | | |
| Band 1 | 3,459.131 | 83.30 | 288,146 |
| Band 2 | 40,118.402 | 79.54 | 3,191,018 |
| Band 3 | 294.257 | 73.32 | 21,575 |
| Band 4 | 27,477.076 | 75.17 | 2,065,452 |
| Band 5 | 19,265.021 | 74.21 | 1,429,657 |
| Band 6 | 575,702.561 | 72.61 | 41,801,763 |
| Band 7 | 390,039.279 | 71.67 | 27,954,115 |
| Band 8 | 360,741.703 | 70.13 | 25,298,816 |
| Band 9 | 52,618.559 | 69.21 | 3,641,730 |
| Band 10 | 431,867.744 | 68.41 | 29,544,072 |
| Band 11 | 231,153.981 | 67.62 | 15,630,632 |
| Band 12 | 81,510.260 | 66.84 | 5,448,146 |
| Band 13 | 348,400.861 | 66.07 | 23,018,845 |
| Band 14 | 527,481.458 | 64.54 | 34,043,653 |
| Band 15 | 238,603.370 | 63.79 | 15,220,509 |
| Band 16 | 28,495.743 | 62.32 | 1,775,855 |
| Band 17 | 451,440.134 | 61.59 | 27,804,198 |
| Band 18 | 11,199.955 | 60.87 | 681,741 |
| Band 19 | 36,448.317 | 59.46 | 2,167,217 |
| Band 20 | 213,188.941 | 65.30 | 13,921,238 |
| Band 21 | 26,536.295 | 63.05 | 1,673,113 |
| Band 24 | 73.327 | 89.29 | 6,547 |
| Band 25 | 6,012.470 | 81.42 | 489,535 |
| Band 26 | 79,159.310 | 20.20 | 1,599,018 |
| Band 27 | 24,948.422 | 19.73 | 492,232 |
| Band 28 | 13,274.751 | 19.50 | 258,858 |
| Band 29 | 14,340.981 | 19.43 | 278,645 |
| Band 30 | 7,387.805 | 18.98 | 140,221 |
| Band 31 | 543.477 | 18.76 | 10,196 |
| Band 38 | 37,480.290 | 11.26 | 422,028 |
| Band 41 | 16,347.698 | 18.99 | 310,443 |
| Band 42 | 7,474.125 | 18.70 | 139,766 |
| Band 43 | 36,667.057 | 18.48 | 677,607 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Clarion Real Estate Portfolio - Service Class (continued)** | | | |
| Band 44 | 459.289 | $ 17.97 | $ 8,253 |
| Band 45 | 2,643.764 | 17.50 | 46,266 |
| Band 46 | 734,673.541 | 13.52 | 9,932,786 |
| Band 47 | 101,766.888 | 13.37 | 1,360,623 |
| Band 51 | 316.829 | 10.67 | 3,381 |
| Band 53 | 752.328 | 10.91 | 8,208 |
| Band 55 | 4,918.717 | 11.01 | 54,155 |
| Band 56 | 10,764.271 | 12.40 | 133,477 |
| Band 59 | 219.796 | 11.87 | 2,609 |
| Band 60 | 970.587 | 12.18 | 11,822 |
| | 5,197,382.061 | | $ 293,019,564 |
| **ING Clarion Real Estate Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 191,820.080 | $ 24.54 | $ 4,707,265 |
| Band 7 | 274.385 | 24.42 | 6,700 |
| Band 10 | 124,415.655 | 23.97 | 2,982,243 |
| Band 11 | 2,581.638 | 23.85 | 61,572 |
| Band 12 | 39,433.358 | 23.74 | 936,148 |
| Band 13 | 1,922.525 | 13.76 | 26,454 |
| Band 14 | 27,259.679 | 16.90 | 460,689 |
| Band 15 | 158,216.980 | 16.83 | 2,662,792 |
| Band 17 | 55,899.995 | 16.63 | 929,617 |
| Band 20 | 233,972.114 | 23.52 | 5,503,024 |
| Band 46 | 144,710.589 | 13.37 | 1,934,781 |
| | 980,506.998 | | $ 20,211,285 |
| **ING DFA World Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 1,664.884 | $ 8.10 | $ 13,486 |
| Band 4 | 106,389.893 | 7.78 | 827,713 |
| Band 6 | 4,943,230.674 | 7.73 | 38,211,173 |
| Band 7 | 254,541.931 | 7.72 | 1,965,064 |
| Band 8 | 1,171,177.663 | 7.68 | 8,994,644 |
| Band 9 | 72,381.401 | 7.66 | 554,442 |
| Band 10 | 6,207,831.265 | 7.65 | 47,489,909 |
| Band 11 | 419,811.157 | 7.63 | 3,203,159 |
| Band 12 | 45,923.957 | 7.61 | 349,481 |
| Band 13 | 932,786.049 | 7.60 | 7,089,174 |
| Band 14 | 971,316.821 | 7.56 | 7,343,155 |
| Band 15 | 1,448,851.906 | 7.55 | 10,938,832 |
| Band 16 | 66,293.282 | 7.51 | 497,863 |
| Band 17 | 989,583.395 | 7.50 | 7,421,875 |
| Band 18 | 3,249.857 | 7.48 | 24,309 |
| Band 19 | 13,658.251 | 7.45 | 101,754 |
| Band 20 | 200,924.748 | 7.58 | 1,523,010 |
| Band 21 | 49,868.348 | 7.53 | 375,509 |
| Band 26 | 11,163.741 | 8.11 | 90,538 |
| Band 27 | 1,815.602 | 8.02 | 14,561 |
| Band 28 | 1,170.591 | 7.97 | 9,330 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING DFA World Equity Portfolio - Service Class (continued)** | | | |
| Band 29 | 2,089.240 | $ 7.96 | $ 16,630 |
| Band 35 | 2,839.303 | 8.68 | 24,645 |
| Band 38 | 282,214.629 | 7.87 | 2,221,029 |
| Band 39 | 31,054.007 | 8.54 | 265,201 |
| Band 40 | 3,610.506 | 8.50 | 30,689 |
| Band 41 | 2,588.840 | 7.87 | 20,374 |
| Band 42 | 2,443.230 | 7.81 | 19,082 |
| Band 43 | 2,955.892 | 7.77 | 22,967 |
| Band 46 | 1,211,813.198 | 7.46 | 9,040,126 |
| Band 47 | 246,880.417 | 7.41 | 1,829,384 |
| Band 51 | 5,299.513 | 7.50 | 39,746 |
| Band 52 | 11,309.804 | 7.72 | 87,312 |
| Band 55 | 6,111.366 | 7.68 | 46,935 |
| Band 56 | 756,956.165 | 8.00 | 6,055,649 |
| Band 57 | 6,766.179 | 7.83 | 52,979 |
| | 20,488,567.705 | | $ 156,811,729 |
| | | | |
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 130.129 | $ 16.01 | $ 2,083 |
| Contracts in accumulation period: | | | |
| Band 1 | 11,729.283 | 12.04 | 141,221 |
| Band 2 | 100,631.337 | 16.01 | 1,611,108 |
| Band 3 | 8,042.008 | 15.39 | 123,767 |
| Band 4 | 174,082.762 | 15.57 | 2,710,469 |
| Band 5 | 178,141.272 | 15.48 | 2,757,627 |
| Band 6 | 5,710,570.705 | 15.30 | 87,371,732 |
| Band 7 | 3,550,564.852 | 15.22 | 54,039,597 |
| Band 8 | 3,466,025.970 | 15.04 | 52,129,031 |
| Band 9 | 630,248.986 | 14.96 | 9,428,525 |
| Band 10 | 5,271,379.934 | 14.87 | 78,385,420 |
| Band 11 | 3,393,678.061 | 14.79 | 50,192,499 |
| Band 12 | 1,010,371.609 | 14.70 | 14,852,463 |
| Band 13 | 3,532,534.991 | 14.62 | 51,645,662 |
| Band 14 | 5,097,410.293 | 14.45 | 73,657,579 |
| Band 15 | 1,808,715.106 | 14.37 | 25,991,236 |
| Band 16 | 282,979.960 | 14.21 | 4,021,145 |
| Band 17 | 3,089,743.493 | 14.13 | 43,658,076 |
| Band 18 | 111,339.066 | 14.04 | 1,563,200 |
| Band 19 | 286,835.429 | 13.88 | 3,981,276 |
| Band 20 | 1,662,045.069 | 14.54 | 24,166,135 |
| Band 21 | 281,181.663 | 14.29 | 4,018,086 |
| Band 24 | 146.648 | 16.95 | 2,486 |
| Band 25 | 36,120.687 | 16.20 | 585,155 |
| Band 26 | 125,182.537 | 14.12 | 1,767,577 |
| Band 27 | 31,410.929 | 13.84 | 434,727 |
| Band 28 | 28,688.319 | 13.70 | 393,030 |
| Band 29 | 24,119.131 | 13.65 | 329,226 |
| Band 30 | 14,421.644 | 13.37 | 192,817 |
| Band 31 | 1,649.490 | 13.24 | 21,839 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class (continued)** | | | |
| Band 38 | 91,618.907 | $   11.52 | $    1,055,450 |
| Band 41 | 33,723.916 | 13.38 | 451,226 |
| Band 42 | 4,922.236 | 13.20 | 64,974 |
| Band 43 | 48,978.918 | 13.07 | 640,154 |
| Band 46 | 1,857,591.819 | 12.79 | 23,758,599 |
| Band 47 | 239,904.678 | 12.65 | 3,034,794 |
| Band 50 | 14,068.364 | 11.05 | 155,455 |
| Band 51 | 1,675.044 | 10.87 | 18,208 |
| Band 52 | 3,535.280 | 11.27 | 39,843 |
| Band 53 | 1,449.384 | 11.11 | 16,103 |
| Band 54 | 2,931.163 | 10.93 | 32,038 |
| Band 55 | 8,837.079 | 11.20 | 98,975 |
| Band 56 | 756,162.463 | 9.69 | 7,327,214 |
| Band 57 | 9,498.072 | 9.47 | 89,947 |
| Band 59 | 1,431.314 | 9.27 | 13,268 |
| Band 60 | 9,347.874 | 9.51 | 88,898 |
| | 43,005,797.874 | | $   627,059,940 |
| | | | |
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 330,143.723 | $   19.79 | $    6,533,544 |
| Band 7 | 615.815 | 19.70 | 12,132 |
| Band 10 | 237,256.726 | 19.33 | 4,586,173 |
| Band 11 | 4,512.710 | 19.24 | 86,825 |
| Band 12 | 59,866.240 | 19.15 | 1,146,438 |
| Band 13 | 346.393 | 13.03 | 4,514 |
| Band 14 | 62,612.020 | 14.86 | 930,415 |
| Band 15 | 207,875.189 | 14.80 | 3,076,553 |
| Band 17 | 112,929.704 | 14.63 | 1,652,162 |
| Band 20 | 471,606.557 | 18.97 | 8,946,376 |
| Band 46 | 208,049.858 | 12.66 | 2,633,911 |
| | 1,695,814.935 | | $   29,609,043 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Franklin Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 38,704.065 | $ 11.57 | $ 447,806 |
| Band 3 | 1,509.430 | 11.34 | 17,117 |
| Band 4 | 298,670.611 | 11.40 | 3,404,845 |
| Band 5 | 32,500.091 | 11.37 | 369,526 |
| Band 6 | 5,332,275.034 | 11.31 | 60,308,031 |
| Band 7 | 1,455,775.018 | 11.27 | 16,406,584 |
| Band 8 | 2,799,708.133 | 11.21 | 31,384,728 |
| Band 9 | 577,972.682 | 11.18 | 6,461,735 |
| Band 10 | 7,981,689.719 | 11.14 | 88,916,023 |
| Band 11 | 1,622,710.703 | 11.11 | 18,028,316 |
| Band 12 | 280,114.568 | 11.08 | 3,103,669 |
| Band 13 | 2,453,411.793 | 11.05 | 27,110,200 |
| Band 14 | 3,852,676.918 | 10.98 | 42,302,393 |
| Band 15 | 3,219,718.727 | 10.95 | 35,255,920 |
| Band 16 | 430,244.762 | 10.89 | 4,685,365 |
| Band 17 | 3,037,543.523 | 10.86 | 32,987,723 |
| Band 18 | 25,857.275 | 10.83 | 280,034 |
| Band 19 | 86,239.012 | 10.76 | 927,932 |
| Band 20 | 844,774.179 | 11.02 | 9,309,411 |
| Band 21 | 424,823.006 | 10.92 | 4,639,067 |
| Band 26 | 516,177.709 | 11.60 | 5,987,661 |
| Band 27 | 173,782.096 | 11.40 | 1,981,116 |
| Band 28 | 77,095.075 | 11.30 | 871,174 |
| Band 29 | 76,729.387 | 11.27 | 864,740 |
| Band 30 | 13,250.889 | 11.08 | 146,820 |
| Band 31 | 8,733.766 | 10.98 | 95,897 |
| Band 34 | 99.748 | 10.58 | 1,055 |
| Band 38 | 359,769.861 | 11.63 | 4,184,123 |
| Band 41 | 54,378.737 | 11.08 | 602,516 |
| Band 42 | 9,288.595 | 10.96 | 101,803 |
| Band 43 | 159,865.637 | 10.86 | 1,736,141 |
| Band 45 | 15,269.726 | 10.55 | 161,096 |
| Band 46 | 3,488,970.381 | 10.80 | 37,680,880 |
| Band 47 | 489,208.184 | 10.70 | 5,234,528 |
| Band 50 | 2,772.701 | 11.14 | 30,888 |
| Band 51 | 19,049.168 | 10.95 | 208,588 |
| Band 55 | 10,958.596 | 11.30 | 123,832 |
| Band 56 | 932,258.115 | 10.54 | 9,826,001 |
| Band 57 | 4,817.201 | 10.31 | 49,665 |
| Band 59 | 6,380.969 | 10.08 | 64,320 |
| Band 60 | 2,775.003 | 10.35 | 28,721 |
| | 41,218,550.793 | | $ 456,327,990 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Franklin Income Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 193,021.151 | $ 11.21 | $ 2,163,767 |
| Band 10 | 168,508.984 | 11.05 | 1,862,024 |
| Band 12 | 27,686.705 | 10.99 | 304,277 |
| Band 14 | 12,148.192 | 10.90 | 132,415 |
| Band 15 | 63,222.432 | 10.86 | 686,596 |
| Band 17 | 42,702.983 | 10.77 | 459,911 |
| Band 20 | 211,753.946 | 10.93 | 2,314,471 |
| Band 46 | 101,391.925 | 10.71 | 1,085,908 |
| | 820,436.318 | | $ 9,009,369 |
| | | | |
| **ING Franklin Mutual Shares Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 16,015.002 | $ 9.97 | $ 159,670 |
| Band 3 | 356.664 | 9.81 | 3,499 |
| Band 4 | 125,063.941 | 9.86 | 1,233,130 |
| Band 5 | 20,672.680 | 9.83 | 203,212 |
| Band 6 | 3,129,465.553 | 9.79 | 30,637,468 |
| Band 7 | 435,094.409 | 9.76 | 4,246,521 |
| Band 8 | 1,265,714.317 | 9.72 | 12,302,743 |
| Band 9 | 327,333.969 | 9.70 | 3,175,139 |
| Band 10 | 4,121,111.593 | 9.67 | 39,851,149 |
| Band 11 | 517,167.851 | 9.65 | 4,990,670 |
| Band 12 | 118,136.302 | 9.63 | 1,137,653 |
| Band 13 | 1,078,900.560 | 9.60 | 10,357,445 |
| Band 14 | 1,336,419.369 | 9.56 | 12,776,169 |
| Band 15 | 1,560,289.319 | 9.54 | 14,885,160 |
| Band 16 | 139,255.368 | 9.49 | 1,321,533 |
| Band 17 | 1,029,026.723 | 9.47 | 9,744,883 |
| Band 18 | 2,823.209 | 9.44 | 26,651 |
| Band 19 | 22,664.382 | 9.40 | 213,045 |
| Band 20 | 336,153.687 | 9.58 | 3,220,352 |
| Band 21 | 186,762.883 | 9.51 | 1,776,115 |
| Band 26 | 164,540.179 | 10.00 | 1,645,402 |
| Band 27 | 51,173.353 | 9.86 | 504,569 |
| Band 28 | 62,952.727 | 9.79 | 616,307 |
| Band 29 | 99,922.010 | 9.76 | 975,239 |
| Band 30 | 6,981.345 | 9.63 | 67,230 |
| Band 34 | 27.910 | 9.27 | 259 |
| Band 38 | 277,198.041 | 9.98 | 2,766,436 |
| Band 41 | 9,156.288 | 9.63 | 88,175 |
| Band 42 | 10,800.956 | 9.54 | 103,041 |
| Band 43 | 50,033.036 | 9.47 | 473,813 |
| Band 46 | 1,373,669.614 | 9.42 | 12,939,968 |
| Band 47 | 160,606.522 | 9.35 | 1,501,671 |
| Band 50 | 3,822.114 | 9.61 | 36,731 |
| Band 51 | 7,470.960 | 9.47 | 70,750 |
| Band 55 | 31,431.044 | 9.72 | 305,510 |
| Band 56 | 421,895.388 | 8.72 | 3,678,928 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Franklin Mutual Shares Portfolio - Service Class (continued)** | | | |
| Band 57 | 12,250.905 | $ 8.53 | $ 104,500 |
| Band 59 | 1,821.817 | 8.34 | 15,194 |
| Band 60 | 4,025.853 | 8.56 | 34,461 |
| | 18,518,207.843 | | $ 178,190,391 |
| **ING Franklin Templeton Founding Strategy Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 1,347.822 | $ 8.48 | $ 11,430 |
| Band 4 | 691,364.518 | 8.38 | 5,793,635 |
| Band 5 | 18,982.249 | 8.36 | 158,692 |
| Band 6 | 15,200,030.002 | 8.32 | 126,464,250 |
| Band 7 | 972,146.939 | 8.30 | 8,068,820 |
| Band 8 | 5,275,013.781 | 8.26 | 43,571,614 |
| Band 9 | 430,272.993 | 8.24 | 3,545,449 |
| Band 10 | 25,269,581.161 | 8.22 | 207,715,957 |
| Band 11 | 2,265,852.263 | 8.20 | 18,579,989 |
| Band 12 | 100,360.667 | 8.18 | 820,950 |
| Band 13 | 3,439,172.892 | 8.16 | 28,063,651 |
| Band 14 | 6,194,693.672 | 8.13 | 50,362,860 |
| Band 15 | 8,466,762.861 | 8.11 | 68,665,447 |
| Band 16 | 719,654.558 | 8.07 | 5,807,612 |
| Band 17 | 4,789,594.729 | 8.05 | 38,556,238 |
| Band 18 | 5,985.565 | 8.03 | 48,064 |
| Band 19 | 12,164.071 | 7.99 | 97,191 |
| Band 20 | 1,059,181.998 | 8.14 | 8,621,741 |
| Band 21 | 352,467.179 | 8.09 | 2,851,459 |
| Band 26 | 72,451.478 | 8.50 | 615,838 |
| Band 27 | 78,884.578 | 8.38 | 661,053 |
| Band 28 | 26,331.425 | 8.32 | 219,077 |
| Band 29 | 23,989.067 | 8.30 | 199,109 |
| Band 30 | 778.902 | 8.18 | 6,371 |
| Band 35 | 40,453.754 | 9.49 | 383,906 |
| Band 36 | 2,673.281 | 9.41 | 25,156 |
| Band 38 | 3,649,352.344 | 8.48 | 30,946,508 |
| Band 39 | 9,146.034 | 9.33 | 85,332 |
| Band 40 | 31,705.680 | 9.27 | 293,912 |
| Band 41 | 89.999 | 8.19 | 737 |
| Band 42 | 1,209.793 | 8.11 | 9,811 |
| Band 43 | 46,234.286 | 8.05 | 372,186 |
| Band 45 | 13,115.417 | 7.86 | 103,087 |
| Band 46 | 6,811,239.097 | 8.01 | 54,558,025 |
| Band 47 | 562,265.411 | 7.95 | 4,470,010 |
| Band 50 | 109,413.299 | 8.17 | 893,907 |
| Band 51 | 28,228.248 | 8.05 | 227,237 |
| Band 52 | 3,078.392 | 8.30 | 25,551 |
| Band 53 | 4,162.745 | 8.21 | 34,176 |
| Band 54 | 2,601.698 | 8.09 | 21,048 |
| Band 55 | 258,426.573 | 8.26 | 2,134,603 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Franklin Templeton Founding Strategy Portfolio -** | | | |
| **Service Class (continued)** | | | |
| Band 56 | 3,585,554.937 | $ 9.06 | $ 32,485,128 |
| Band 57 | 141,323.702 | 8.86 | 1,252,128 |
| Band 60 | 15,438.681 | 8.90 | 137,404 |
| | 90,782,778.741 | | $ 747,966,349 |
| | | | |
| **ING Global Resources Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 55,591.423 | $ 8.87 | $ 493,096 |
| Band 5 | 350.397 | 8.87 | 3,108 |
| Band 6 | 1,282,948.398 | 8.86 | 11,366,923 |
| Band 7 | 346,104.150 | 8.85 | 3,063,022 |
| Band 8 | 673,859.040 | 8.85 | 5,963,653 |
| Band 9 | 49,514.525 | 8.84 | 437,708 |
| Band 10 | 2,030,065.724 | 8.84 | 17,945,781 |
| Band 11 | 356,593.596 | 8.83 | 3,148,721 |
| Band 12 | 41,461.469 | 8.83 | 366,105 |
| Band 13 | 738,508.325 | 8.82 | 6,513,643 |
| Band 14 | 1,013,356.130 | 8.82 | 8,937,801 |
| Band 15 | 1,097,888.851 | 8.81 | 9,672,401 |
| Band 16 | 72,343.934 | 8.80 | 636,627 |
| Band 17 | 811,636.457 | 8.80 | 7,142,401 |
| Band 18 | 281.251 | 8.79 | 2,472 |
| Band 19 | 171,637.055 | 8.79 | 1,508,690 |
| Band 20 | 273,084.685 | 8.82 | 2,408,607 |
| Band 21 | 55,722.319 | 8.81 | 490,914 |
| Band 26 | 40,754.965 | 8.90 | 362,719 |
| Band 27 | 3,241.849 | 8.87 | 28,755 |
| Band 28 | 2,358.833 | 8.86 | 20,899 |
| Band 29 | 8,652.334 | 8.85 | 76,573 |
| Band 30 | 7,111.652 | 8.83 | 62,796 |
| Band 31 | 663.422 | 8.82 | 5,851 |
| Band 38 | 8,902.438 | 8.89 | 79,143 |
| Band 41 | 12,156.467 | 8.83 | 107,342 |
| Band 42 | 12,786.743 | 8.81 | 112,651 |
| Band 43 | 20,313.139 | 8.80 | 178,756 |
| Band 46 | 527,554.819 | 8.79 | 4,637,207 |
| Band 47 | 186,328.349 | 8.78 | 1,635,963 |
| Band 50 | 4,086.241 | 8.82 | 36,041 |
| Band 55 | 6,585.052 | 8.85 | 58,278 |
| Band 56 | 45,101.831 | 8.88 | 400,504 |
| Band 57 | 5,688.838 | 8.83 | 50,232 |
| | 9,963,234.701 | | $ 87,955,383 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Global Resources Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 334.259 | $ 43.90 | $ 14,674 |
| Contracts in accumulation period: | | | |
| Band 1 | 5,916.970 | 45.97 | 272,003 |
| Band 2 | 44,443.701 | 43.90 | 1,951,078 |
| Band 3 | 1,113.510 | 40.47 | 45,064 |
| Band 4 | 40,916.381 | 41.49 | 1,697,621 |
| Band 5 | 22,269.202 | 40.96 | 912,147 |
| Band 6 | 1,732,824.465 | 40.07 | 69,434,276 |
| Band 7 | 774,668.874 | 39.56 | 30,645,901 |
| Band 8 | 1,218,902.620 | 38.70 | 47,171,531 |
| Band 9 | 118,051.811 | 38.20 | 4,509,579 |
| Band 10 | 2,069,619.588 | 37.76 | 78,148,836 |
| Band 11 | 554,538.174 | 37.32 | 20,695,365 |
| Band 12 | 123,084.361 | 36.89 | 4,540,582 |
| Band 13 | 844,498.816 | 36.46 | 30,790,427 |
| Band 14 | 1,281,052.576 | 35.62 | 45,631,093 |
| Band 15 | 1,073,347.202 | 35.21 | 37,792,555 |
| Band 16 | 122,111.827 | 34.39 | 4,199,426 |
| Band 17 | 1,511,688.286 | 33.99 | 51,382,285 |
| Band 18 | 21,861.228 | 33.60 | 734,537 |
| Band 19 | 46,868.953 | 32.82 | 1,538,239 |
| Band 20 | 417,455.142 | 36.04 | 15,045,083 |
| Band 21 | 65,462.982 | 34.80 | 2,278,112 |
| Band 25 | 8,796.479 | 44.93 | 395,226 |
| Band 26 | 82,785.188 | 18.39 | 1,522,420 |
| Band 27 | 43,991.372 | 18.02 | 792,725 |
| Band 28 | 24,921.363 | 17.84 | 444,597 |
| Band 29 | 54,834.318 | 17.78 | 974,954 |
| Band 30 | 488.366 | 17.42 | 8,507 |
| Band 31 | 3,727.471 | 17.24 | 64,262 |
| Band 34 | 22.821 | 16.50 | 377 |
| Band 38 | 102,487.816 | 13.08 | 1,340,541 |
| Band 41 | 31,276.123 | 17.43 | 545,143 |
| Band 42 | 9,461.392 | 17.19 | 162,641 |
| Band 43 | 51,477.983 | 17.02 | 876,155 |
| Band 45 | 5,089.071 | 16.43 | 83,613 |
| Band 46 | 1,477,903.040 | 17.73 | 26,203,221 |
| Band 47 | 220,304.091 | 17.54 | 3,864,134 |
| Band 50 | 10,612.778 | 12.54 | 133,084 |
| Band 51 | 4,345.457 | 12.33 | 53,579 |
| Band 52 | 2,916.376 | 12.78 | 37,271 |
| Band 54 | 6,781.694 | 12.40 | 84,093 |
| Band 55 | 20,963.205 | 12.71 | 266,442 |
| Band 56 | 430,843.701 | 8.79 | 3,787,116 |
| Band 57 | 29,640.250 | 8.60 | 254,906 |
| Band 59 | 2,853.275 | 8.41 | 23,996 |
| Band 60 | 3,132.745 | 8.63 | 27,036 |
| | 14,720,687.303 | | $ 491,376,453 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Global Resources Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 208,067.947 | $ 27.67 | $ 5,757,240 |
| Band 7 | 23.151 | 27.54 | 638 |
| Band 10 | 134,932.878 | 27.02 | 3,645,886 |
| Band 11 | 1,734.201 | 26.90 | 46,650 |
| Band 12 | 30,339.769 | 26.77 | 812,196 |
| Band 13 | 1,082.472 | 18.06 | 19,549 |
| Band 14 | 80,610.946 | 18.26 | 1,471,956 |
| Band 15 | 125,813.962 | 18.19 | 2,288,556 |
| Band 17 | 63,975.469 | 17.97 | 1,149,639 |
| Band 20 | 279,115.180 | 26.52 | 7,402,135 |
| Band 46 | 125,815.721 | 17.55 | 2,208,066 |
| | 1,051,511.696 | | $ 24,802,511 |
| **ING Invesco Van Kampen Growth and Income Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 700.976 | $ 30.44 | $ 21,338 |
| Contracts in accumulation period: | | | |
| Band 1 | 2,300.003 | 31.58 | 72,634 |
| Band 2 | 214,747.506 | 30.44 | 6,536,914 |
| Band 3 | 5,665.783 | 28.54 | 161,701 |
| Band 4 | 87,579.258 | 29.11 | 2,549,432 |
| Band 5 | 61,607.046 | 28.81 | 1,774,899 |
| Band 6 | 1,747,429.239 | 28.32 | 49,487,196 |
| Band 7 | 892,019.587 | 28.02 | 24,994,389 |
| Band 8 | 1,976,047.343 | 27.55 | 54,440,104 |
| Band 9 | 163,462.108 | 27.26 | 4,455,977 |
| Band 10 | 1,424,895.325 | 27.00 | 38,472,174 |
| Band 11 | 2,249,648.422 | 26.76 | 60,200,592 |
| Band 12 | 281,912.236 | 26.51 | 7,473,493 |
| Band 13 | 1,022,651.157 | 26.26 | 26,854,819 |
| Band 14 | 1,699,609.904 | 25.78 | 43,815,943 |
| Band 15 | 490,438.016 | 25.54 | 12,525,787 |
| Band 16 | 46,560.029 | 25.07 | 1,167,260 |
| Band 17 | 661,759.395 | 24.84 | 16,438,103 |
| Band 18 | 22,781.400 | 24.61 | 560,650 |
| Band 19 | 60,620.346 | 24.16 | 1,464,588 |
| Band 20 | 378,441.426 | 26.02 | 9,847,046 |
| Band 21 | 71,759.432 | 25.31 | 1,816,231 |
| Band 24 | 48.640 | 33.37 | 1,623 |
| Band 25 | 14,821.755 | 31.01 | 459,623 |
| Band 26 | 112,871.434 | 11.58 | 1,307,051 |
| Band 27 | 50,375.541 | 11.35 | 571,762 |
| Band 28 | 32,383.248 | 11.23 | 363,664 |
| Band 29 | 33,054.096 | 11.20 | 370,206 |
| Band 30 | 2,706.201 | 10.97 | 29,687 |
| Band 31 | 1,193.564 | 10.86 | 12,962 |
| Band 38 | 51,300.779 | 10.28 | 527,372 |
| Band 41 | 6,097.155 | 10.98 | 66,947 |
| Band 42 | 3,040.713 | 10.83 | 32,931 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Invesco Van Kampen Growth and Income Portfolio - Service Class (continued)** | | | |
| Band 43 | 31,112.102 | $   10.72 | $        333,522 |
| Band 45 | 1,817.834 | 10.35 | 18,815 |
| Band 46 | 1,068,204.956 | 10.57 | 11,290,926 |
| Band 47 | 156,097.045 | 10.46 | 1,632,775 |
| Band 50 | 564.922 | 9.87 | 5,576 |
| Band 51 | 1,861.565 | 9.70 | 18,057 |
| Band 55 | 5,834.181 | 10.01 | 58,400 |
| Band 56 | 151,563.945 | 9.06 | 1,373,169 |
| Band 57 | 2,231.418 | 8.86 | 19,770 |
| Band 60 | 70.118 | 8.90 | 624 |
| | 15,289,887.149 | | $   383,626,732 |
| **ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 440,585.961 | $   15.03 | $     6,622,007 |
| Band 7 | 7,011.069 | 14.96 | 104,886 |
| Band 8 | 799.745 | 14.82 | 11,852 |
| Band 10 | 311,599.269 | 14.68 | 4,574,277 |
| Band 11 | 10,548.768 | 14.61 | 154,118 |
| Band 12 | 203,852.206 | 14.54 | 2,964,011 |
| Band 13 | 11,059.964 | 10.76 | 119,005 |
| Band 14 | 59,463.747 | 11.55 | 686,806 |
| Band 15 | 317,217.275 | 11.51 | 3,651,171 |
| Band 17 | 208,108.626 | 11.37 | 2,366,195 |
| Band 20 | 1,348,143.740 | 14.40 | 19,413,270 |
| Band 46 | 370,212.729 | 10.46 | 3,872,425 |
| | 3,288,603.099 | | $    44,540,023 |
| **ING JPMorgan Emerging Markets Equity Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 113.588 | $   20.90 | $          2,374 |
| Contracts in accumulation period: | | | |
| Band 1 | 5,135.800 | 21.49 | 110,368 |
| Band 2 | 109,774.083 | 20.90 | 2,294,278 |
| Band 3 | 2,625.526 | 19.89 | 52,222 |
| Band 4 | 113,266.895 | 20.18 | 2,285,726 |
| Band 5 | 59,214.271 | 20.04 | 1,186,654 |
| Band 6 | 3,601,771.070 | 19.76 | 71,170,996 |
| Band 7 | 1,355,401.888 | 19.62 | 26,592,985 |
| Band 8 | 2,514,897.578 | 19.35 | 48,663,268 |
| Band 9 | 202,005.669 | 19.21 | 3,880,529 |
| Band 10 | 4,231,276.318 | 19.08 | 80,732,752 |
| Band 11 | 965,703.749 | 18.94 | 18,290,429 |
| Band 12 | 180,429.745 | 18.81 | 3,393,884 |
| Band 13 | 1,616,591.493 | 18.68 | 30,197,929 |
| Band 14 | 2,382,690.250 | 18.41 | 43,865,328 |
| Band 15 | 2,027,388.701 | 18.29 | 37,080,939 |
| Band 16 | 146,619.854 | 18.03 | 2,643,556 |
| Band 17 | 2,617,081.365 | 17.90 | 46,845,756 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Emerging Markets Equity Portfolio - Service Class (continued)** | | | |
| Band 18 | 35,733.305 | $ 17.78 | $ 635,338 |
| Band 19 | 83,707.093 | 17.53 | 1,467,385 |
| Band 20 | 757,491.359 | 18.55 | 14,051,465 |
| Band 21 | 93,923.226 | 18.16 | 1,705,646 |
| Band 25 | 10,653.076 | 21.19 | 225,739 |
| Band 26 | 113,487.567 | 20.10 | 2,281,100 |
| Band 27 | 33,767.787 | 19.70 | 665,225 |
| Band 28 | 32,678.757 | 19.50 | 637,236 |
| Band 29 | 53,525.133 | 19.43 | 1,039,993 |
| Band 30 | 9,693.957 | 19.04 | 184,573 |
| Band 31 | 6,951.705 | 18.84 | 130,970 |
| Band 35 | 101,176.421 | 8.67 | 877,200 |
| Band 36 | 28,933.312 | 8.61 | 249,116 |
| Band 37 | 9,928.404 | 8.56 | 84,987 |
| Band 38 | 747,611.698 | 14.39 | 10,758,132 |
| Band 39 | 374,519.495 | 8.53 | 3,194,651 |
| Band 40 | 68,740.116 | 8.48 | 582,916 |
| Band 41 | 19,646.688 | 19.05 | 374,269 |
| Band 42 | 11,030.963 | 18.79 | 207,272 |
| Band 43 | 42,309.415 | 18.60 | 786,955 |
| Band 45 | 2,709.193 | 17.96 | 48,657 |
| Band 46 | 1,493,383.068 | 18.98 | 28,344,411 |
| Band 47 | 139,259.458 | 18.77 | 2,613,900 |
| Band 50 | 6,456.455 | 13.84 | 89,357 |
| Band 51 | 1,883.001 | 13.61 | 25,628 |
| Band 52 | 646.286 | 14.11 | 9,119 |
| Band 53 | 724.526 | 13.91 | 10,078 |
| Band 54 | 2,586.249 | 13.68 | 35,380 |
| Band 55 | 4,365.502 | 14.03 | 61,248 |
| Band 56 | 550,187.105 | 8.08 | 4,445,512 |
| Band 57 | 12,483.028 | 7.91 | 98,741 |
| Band 59 | 1,663.805 | 7.73 | 12,861 |
| Band 60 | 1,712.390 | 7.94 | 13,596 |
| | 26,985,557.386 | | $ 495,238,629 |
| **ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 209,191.819 | $ 30.35 | $ 6,348,972 |
| Band 7 | 503.027 | 30.20 | 15,191 |
| Band 8 | 265.646 | 29.92 | 7,948 |
| Band 10 | 123,292.999 | 29.64 | 3,654,404 |
| Band 11 | 4,886.032 | 29.50 | 144,138 |
| Band 12 | 28,290.147 | 29.36 | 830,599 |
| Band 13 | 5,687.496 | 19.32 | 109,882 |
| Band 14 | 54,675.204 | 20.04 | 1,095,691 |
| Band 15 | 203,557.322 | 19.96 | 4,063,004 |
| Band 17 | 39,119.825 | 19.72 | 771,443 |
| Band 20 | 205,142.770 | 29.08 | 5,965,552 |
| Band 46 | 131,736.277 | 18.77 | 2,472,690 |
| | 1,006,348.564 | | $ 25,479,514 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Small Cap Core Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 5,175.768 | $ 16.10 | $ 83,330 |
| Band 4 | 82,902.966 | 15.71 | 1,302,406 |
| Band 5 | 24,725.765 | 15.64 | 386,711 |
| Band 6 | 1,899,433.483 | 15.49 | 29,422,225 |
| Band 7 | 1,125,310.409 | 15.41 | 17,341,033 |
| Band 8 | 1,344,449.235 | 15.26 | 20,516,295 |
| Band 9 | 132,827.777 | 15.18 | 2,016,326 |
| Band 10 | 2,752,075.385 | 15.11 | 41,583,859 |
| Band 11 | 437,975.161 | 15.04 | 6,587,146 |
| Band 12 | 170,175.416 | 14.96 | 2,545,824 |
| Band 13 | 1,128,312.477 | 14.89 | 16,800,573 |
| Band 14 | 1,505,821.383 | 14.74 | 22,195,807 |
| Band 15 | 913,589.564 | 14.67 | 13,402,359 |
| Band 16 | 76,852.758 | 14.53 | 1,116,671 |
| Band 17 | 1,106,716.003 | 14.46 | 16,003,113 |
| Band 18 | 23,525.045 | 14.38 | 338,290 |
| Band 19 | 83,087.104 | 14.24 | 1,183,160 |
| Band 20 | 439,796.856 | 14.82 | 6,517,789 |
| Band 21 | 92,609.644 | 14.60 | 1,352,101 |
| Band 25 | 6,758.139 | 16.26 | 109,887 |
| Band 26 | 95,305.998 | 16.18 | 1,542,051 |
| Band 27 | 42,160.052 | 15.71 | 662,334 |
| Band 28 | 37,858.128 | 15.48 | 586,044 |
| Band 29 | 11,437.476 | 15.41 | 176,252 |
| Band 30 | 3,731.924 | 14.96 | 55,830 |
| Band 31 | 1,522.402 | 14.74 | 22,440 |
| Band 38 | 78,667.979 | 11.67 | 918,055 |
| Band 41 | 10,932.760 | 15.98 | 174,706 |
| Band 42 | 16,153.111 | 15.71 | 253,765 |
| Band 43 | 65,090.463 | 15.51 | 1,009,553 |
| Band 44 | 212.135 | 13.23 | 2,807 |
| Band 45 | 1,349.465 | 12.90 | 17,408 |
| Band 46 | 1,272,973.874 | 11.61 | 14,779,227 |
| Band 47 | 102,204.064 | 11.48 | 1,173,303 |
| Band 50 | 3,677.534 | 11.21 | 41,225 |
| Band 51 | 4,517.474 | 11.03 | 49,828 |
| Band 52 | 2,957.816 | 11.43 | 33,808 |
| Band 54 | 351.494 | 11.09 | 3,898 |
| Band 55 | 19,296.594 | 11.37 | 219,402 |
| Band 56 | 120,691.584 | 11.55 | 1,393,988 |
| Band 57 | 1,026.069 | 11.30 | 11,595 |
| | 15,244,238.734 | | $ 223,932,424 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 330,057.806 | $ 18.46 | $ 6,092,867 |
| Band 7 | 291.155 | 18.38 | 5,351 |
| Band 10 | 263,580.889 | 18.03 | 4,752,363 |
| Band 11 | 17,536.943 | 17.95 | 314,788 |
| Band 12 | 82,266.178 | 17.86 | 1,469,274 |
| Band 13 | 4,681.228 | 11.81 | 55,285 |
| Band 14 | 73,343.974 | 13.71 | 1,005,546 |
| Band 15 | 271,666.678 | 13.65 | 3,708,250 |
| Band 17 | 162,170.674 | 13.49 | 2,187,682 |
| Band 20 | 538,079.705 | 17.69 | 9,518,630 |
| Band 46 | 259,528.719 | 11.48 | 2,979,390 |
| | 2,003,203.949 | | $ 32,089,426 |
| | | | |
| **ING Large Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 4,303.282 | $ 14.48 | $ 62,312 |
| Band 4 | 43,272.120 | 14.20 | 614,464 |
| Band 5 | 22,683.376 | 14.15 | 320,970 |
| Band 6 | 2,130,653.452 | 14.04 | 29,914,374 |
| Band 7 | 1,126,810.730 | 13.98 | 15,752,814 |
| Band 8 | 993,020.038 | 13.88 | 13,783,118 |
| Band 9 | 61,615.216 | 13.82 | 851,522 |
| Band 10 | 2,724,627.373 | 13.77 | 37,518,119 |
| Band 11 | 645,862.991 | 13.71 | 8,854,782 |
| Band 12 | 103,157.744 | 13.66 | 1,409,135 |
| Band 13 | 947,949.933 | 13.61 | 12,901,599 |
| Band 14 | 1,623,161.399 | 13.50 | 21,912,679 |
| Band 15 | 1,038,029.392 | 13.45 | 13,961,495 |
| Band 16 | 83,180.120 | 13.35 | 1,110,455 |
| Band 17 | 1,540,422.434 | 13.29 | 20,472,214 |
| Band 18 | 3,869.609 | 13.24 | 51,234 |
| Band 19 | 83,478.016 | 13.14 | 1,096,901 |
| Band 20 | 913,633.717 | 13.56 | 12,388,873 |
| Band 21 | 68,432.470 | 13.40 | 916,995 |
| Band 26 | 93,343.516 | 14.54 | 1,357,215 |
| Band 27 | 56,882.754 | 14.20 | 807,735 |
| Band 28 | 27,517.202 | 14.04 | 386,342 |
| Band 29 | 9,996.253 | 13.98 | 139,748 |
| Band 30 | 2,712.794 | 13.66 | 37,057 |
| Band 31 | 795.570 | 13.50 | 10,740 |
| Band 35 | 14,772.814 | 15.41 | 227,649 |
| Band 36 | 8,466.551 | 15.20 | 128,692 |
| Band 37 | 4,517.609 | 15.05 | 67,990 |
| Band 38 | 191,819.165 | 15.15 | 2,906,060 |
| Band 39 | 22,643.804 | 14.95 | 338,525 |
| Band 40 | 32,085.044 | 14.80 | 474,859 |
| Band 41 | 6,527.737 | 13.67 | 89,234 |
| Band 42 | 1,490.210 | 13.46 | 20,058 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Large Cap Growth Portfolio - Service Class (continued)** | | | |
| Band 43 | 25,793.500 | $ 13.30 | $ 343,054 |
| Band 46 | 1,048,579.120 | 12.72 | 13,337,926 |
| Band 47 | 132,179.120 | 12.59 | 1,664,135 |
| Band 52 | 3,322.456 | 13.80 | 45,850 |
| Band 56 | 100,323.493 | 13.62 | 1,366,406 |
| Band 57 | 7,472.657 | 13.38 | 99,984 |
| Band 60 | 2,076.822 | 13.42 | 27,871 |
| | 15,951,481.603 | | $ 217,771,185 |
| | | | |
| **ING Large Cap Growth Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 11,643.883 | $ 13.87 | $ 161,501 |
| Band 10 | 4,130.924 | 13.61 | 56,222 |
| Band 15 | 13,113.696 | 13.29 | 174,281 |
| Band 17 | 8,118.393 | 13.14 | 106,676 |
| Band 20 | 8,947.507 | 13.40 | 119,897 |
| Band 46 | 13,154.438 | 12.59 | 165,614 |
| | 59,108.841 | | $ 784,191 |
| | | | |
| **ING Large Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 3,598.667 | $ 10.09 | $ 36,311 |
| Band 3 | 941.825 | 10.06 | 9,475 |
| Band 4 | 31,802.852 | 10.07 | 320,255 |
| Band 5 | 47,956.027 | 10.06 | 482,438 |
| Band 6 | 569,147.045 | 10.05 | 5,719,928 |
| Band 7 | 698,403.185 | 10.05 | 7,018,952 |
| Band 8 | 302,099.582 | 10.04 | 3,033,080 |
| Band 9 | 126,840.302 | 10.03 | 1,272,208 |
| Band 10 | 793,834.033 | 10.03 | 7,962,155 |
| Band 11 | 454,491.687 | 10.02 | 4,554,007 |
| Band 12 | 176,267.500 | 10.02 | 1,766,200 |
| Band 13 | 592,607.279 | 10.01 | 5,931,999 |
| Band 14 | 1,146,571.594 | 10.00 | 11,465,716 |
| Band 15 | 195,175.621 | 10.00 | 1,951,756 |
| Band 16 | 27,527.859 | 9.99 | 275,003 |
| Band 17 | 438,205.297 | 9.99 | 4,377,671 |
| Band 18 | 18,640.990 | 9.98 | 186,037 |
| Band 19 | 81,094.803 | 9.97 | 808,515 |
| Band 20 | 327,575.246 | 10.01 | 3,279,028 |
| Band 21 | 115,964.465 | 10.00 | 1,159,645 |
| Band 25 | 6,269.349 | 10.10 | 63,320 |
| Band 26 | 27,518.494 | 10.10 | 277,937 |
| Band 27 | 8,759.219 | 10.07 | 88,205 |
| Band 28 | 7,506.857 | 10.05 | 75,444 |
| Band 29 | 10,045.381 | 10.05 | 100,956 |
| Band 30 | 3,590.586 | 10.02 | 35,978 |
| Band 31 | 142.608 | 10.00 | 1,426 |
| Band 38 | 8,771.866 | 10.09 | 88,508 |
| Band 41 | 10,354.075 | 10.02 | 103,748 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Large Cap Value Portfolio - Service Class (continued)** | | | |
| Band 42 | 3,600.592 | $ 10.00 | $ 36,006 |
| Band 43 | 10,313.227 | 9.99 | 103,029 |
| Band 44 | 188.072 | 9.95 | 1,871 |
| Band 46 | 114,930.742 | 9.98 | 1,147,009 |
| Band 47 | 64,676.332 | 9.96 | 644,176 |
| Band 55 | 1,700.027 | 10.04 | 17,068 |
| Band 56 | 31,775.224 | 10.08 | 320,294 |
| Band 57 | 1,064.846 | 10.02 | 10,670 |
| Band 60 | 2,933.710 | 10.03 | 29,425 |
| | 6,462,887.066 | | $ 64,755,449 |
| | | | |
| **ING Limited Maturity Bond Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 517.642 | $ 25.23 | $ 13,060 |
| Contracts in accumulation period: | | | |
| Band 1 | 3,721.768 | 26.42 | 98,329 |
| Band 2 | 159,404.909 | 25.23 | 4,021,786 |
| Band 3 | 858.265 | 23.26 | 19,963 |
| Band 4 | 43,767.499 | 23.86 | 1,044,293 |
| Band 5 | 32,416.683 | 23.52 | 762,440 |
| Band 6 | 463,361.395 | 23.05 | 10,680,480 |
| Band 7 | 452,611.446 | 22.71 | 10,278,806 |
| Band 8 | 308,130.402 | 22.26 | 6,858,983 |
| Band 9 | 70,897.368 | 21.93 | 1,554,779 |
| Band 10 | 148,474.939 | 21.68 | 3,218,937 |
| Band 11 | 541,365.080 | 21.47 | 11,623,108 |
| Band 12 | 122,106.361 | 21.18 | 2,586,213 |
| Band 13 | 424,985.081 | 20.94 | 8,899,188 |
| Band 14 | 430,747.227 | 20.45 | 8,808,781 |
| Band 16 | 5,511.648 | 19.78 | 109,020 |
| Band 17 | 65,463.193 | 19.55 | 1,279,805 |
| Band 18 | 8,670.526 | 19.33 | 167,601 |
| Band 19 | 21,034.408 | 18.88 | 397,130 |
| Band 20 | 103,048.049 | 20.73 | 2,136,186 |
| Band 21 | 29,769.860 | 20.02 | 595,993 |
| Band 24 | 166.849 | 28.34 | 4,729 |
| Band 25 | 12,540.962 | 25.85 | 324,184 |
| Band 49 | 28,743.792 | 10.46 | 300,660 |
| | 3,478,315.352 | | $ 75,784,454 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Liquid Assets Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 390.633 | $ 18.05 | $ 7,051 |
| Contracts in accumulation period: | | | |
| Band 1 | 15,826.116 | 18.90 | 299,114 |
| Band 2 | 147,730.273 | 18.22 | 2,691,646 |
| Band 3 | 13,681.903 | 16.64 | 227,667 |
| Band 4 | 495,766.691 | 17.06 | 8,457,780 |
| Band 5 | 117,754.650 | 16.78 | 1,975,923 |
| Band 6 | 7,655,564.266 | 16.47 | 126,087,143 |
| Band 7 | 4,121,705.337 | 16.21 | 66,812,844 |
| Band 8 | 6,569,785.570 | 15.91 | 104,525,288 |
| Band 9 | 799,160.951 | 15.65 | 12,506,869 |
| Band 10 | 8,416,484.500 | 15.47 | 130,203,015 |
| Band 11 | 4,162,837.891 | 15.34 | 63,857,933 |
| Band 12 | 598,839.708 | 15.12 | 9,054,456 |
| Band 13 | 5,753,834.400 | 14.94 | 85,962,286 |
| Band 14 | 6,483,920.662 | 14.60 | 94,665,242 |
| Band 15 | 4,195,103.428 | 14.47 | 60,703,147 |
| Band 16 | 326,126.046 | 14.14 | 4,611,422 |
| Band 17 | 4,496,701.544 | 13.98 | 62,863,888 |
| Band 18 | 29,746.844 | 13.81 | 410,804 |
| Band 19 | 143,581.130 | 13.49 | 1,936,909 |
| Band 20 | 1,459,796.673 | 14.82 | 21,634,187 |
| Band 21 | 351,542.724 | 14.31 | 5,030,576 |
| Band 23 | 2,322.626 | 9.76 | 22,669 |
| Band 25 | 31,029.164 | 18.47 | 573,109 |
| Band 26 | 973,774.584 | 18.25 | 17,771,386 |
| Band 27 | 464,341.120 | 17.03 | 7,907,729 |
| Band 28 | 301,900.630 | 16.44 | 4,963,246 |
| Band 29 | 375,020.242 | 16.25 | 6,094,079 |
| Band 30 | 63,571.394 | 15.16 | 963,742 |
| Band 31 | 25,963.798 | 14.63 | 379,850 |
| Band 35 | 81,828.381 | 19.12 | 1,564,559 |
| Band 36 | 13,721.626 | 18.26 | 250,557 |
| Band 37 | 1,798.039 | 17.64 | 31,717 |
| Band 38 | 2,007,620.741 | 10.79 | 21,662,228 |
| Band 39 | 129,187.861 | 10.61 | 1,370,683 |
| Band 40 | 300,889.830 | 10.48 | 3,153,325 |
| Band 41 | 365,772.062 | 10.14 | 3,708,929 |
| Band 42 | 53,119.577 | 9.97 | 529,602 |
| Band 43 | 268,088.997 | 9.84 | 2,637,996 |
| Band 46 | 3,219,670.057 | 9.93 | 31,971,324 |
| Band 47 | 653,046.668 | 9.83 | 6,419,449 |
| Band 49 | 574,436.035 | 10.07 | 5,784,571 |
| Band 50 | 20,145.935 | 10.02 | 201,862 |
| Band 51 | 54,397.306 | 9.85 | 535,813 |
| Band 52 | 4,276.469 | 10.21 | 43,663 |
| Band 55 | 39,402.298 | 10.16 | 400,327 |
| Band 56 | 953,252.323 | 9.81 | 9,351,405 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Liquid Assets Portfolio - Service Class (continued)** | | | |
| Band 57 | 142,033.850 | $ 9.60 | $ 1,363,525 |
| Band 59 | 8,284.414 | 9.39 | 77,791 |
| Band 60 | 11,709.037 | 9.63 | 112,758 |
| Band 64 | 5,534.157 | 9.45 | 52,298 |
| | 67,502,021.161 | | $ 994,425,382 |
| | | | |
| **ING Liquid Assets Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 474,480.149 | $ 10.29 | $ 4,882,401 |
| Band 7 | 67.663 | 10.24 | 693 |
| Band 8 | 577.270 | 10.14 | 5,854 |
| Band 10 | 219,317.272 | 10.05 | 2,204,139 |
| Band 11 | 5,366.012 | 10.00 | 53,660 |
| Band 12 | 92,504.092 | 9.95 | 920,416 |
| Band 13 | 6,262.580 | 10.16 | 63,628 |
| Band 14 | 28,297.803 | 10.00 | 282,978 |
| Band 15 | 283,684.210 | 9.96 | 2,825,495 |
| Band 17 | 43,021.518 | 9.84 | 423,332 |
| Band 20 | 673,976.844 | 9.86 | 6,645,412 |
| Band 46 | 103,784.645 | 9.87 | 1,024,354 |
| | 1,931,340.058 | | $ 19,332,362 |
| | | | |
| **ING Marsico Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 3,539.263 | $ 18.01 | $ 63,742 |
| Band 2 | 96,275.988 | 17.44 | 1,679,053 |
| Band 3 | 3,206.644 | 16.50 | 52,910 |
| Band 4 | 110,156.457 | 16.77 | 1,847,324 |
| Band 5 | 85,661.694 | 16.63 | 1,424,554 |
| Band 6 | 3,313,503.114 | 16.37 | 54,242,046 |
| Band 7 | 2,006,517.945 | 16.24 | 32,585,851 |
| Band 8 | 2,348,766.317 | 15.98 | 37,533,286 |
| Band 9 | 595,998.936 | 15.86 | 9,452,543 |
| Band 10 | 3,299,008.695 | 15.73 | 51,893,407 |
| Band 11 | 3,175,640.844 | 15.60 | 49,539,997 |
| Band 12 | 547,116.795 | 15.48 | 8,469,368 |
| Band 13 | 2,280,608.727 | 15.36 | 35,030,150 |
| Band 14 | 2,981,380.883 | 15.11 | 45,048,665 |
| Band 15 | 1,040,101.452 | 14.99 | 15,591,121 |
| Band 16 | 133,532.468 | 14.75 | 1,969,604 |
| Band 17 | 1,601,800.923 | 14.63 | 23,434,348 |
| Band 18 | 31,788.541 | 14.52 | 461,570 |
| Band 19 | 140,025.146 | 14.29 | 2,000,959 |
| Band 20 | 942,910.561 | 15.23 | 14,360,528 |
| Band 21 | 181,417.675 | 14.87 | 2,697,681 |
| Band 25 | 28,864.609 | 17.73 | 511,770 |
| Band 26 | 119,730.412 | 12.45 | 1,490,644 |
| Band 27 | 11,883.449 | 12.17 | 144,622 |
| Band 28 | 8,091.374 | 12.02 | 97,258 |
| Band 29 | 41,079.760 | 11.98 | 492,136 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Marsico Growth Portfolio - Service Class (continued)** | | | |
| Band 30 | 543.267 | $ 11.70 | $ 6,356 |
| Band 31 | 829.913 | 11.56 | 9,594 |
| Band 38 | 94,799.072 | 10.70 | 1,014,350 |
| Band 41 | 7,021.147 | 11.71 | 82,218 |
| Band 42 | 2,490.093 | 11.53 | 28,711 |
| Band 43 | 49,414.126 | 11.39 | 562,827 |
| Band 44 | 178.057 | 11.08 | 1,973 |
| Band 45 | 3,760.812 | 10.85 | 40,805 |
| Band 46 | 1,861,981.673 | 10.26 | 19,103,932 |
| Band 47 | 216,642.637 | 10.15 | 2,198,923 |
| Band 50 | 606.075 | 10.30 | 6,243 |
| Band 52 | 369.066 | 10.50 | 3,875 |
| Band 56 | 271,842.414 | 9.15 | 2,487,358 |
| Band 57 | 14,053.358 | 8.96 | 125,918 |
| | 27,653,140.382 | | $ 417,788,220 |
| **ING Marsico Growth Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 233,335.507 | $ 15.03 | $ 3,507,033 |
| Band 7 | 4,194.937 | 14.96 | 62,756 |
| Band 10 | 145,340.386 | 14.68 | 2,133,597 |
| Band 11 | 4,234.589 | 14.61 | 61,867 |
| Band 12 | 71,954.389 | 14.54 | 1,046,217 |
| Band 13 | 4,942.128 | 10.45 | 51,645 |
| Band 14 | 44,358.962 | 11.27 | 499,926 |
| Band 15 | 158,524.037 | 11.22 | 1,778,640 |
| Band 17 | 42,193.041 | 11.09 | 467,921 |
| Band 20 | 352,927.988 | 14.40 | 5,082,163 |
| Band 46 | 165,352.379 | 10.15 | 1,678,327 |
| | 1,227,358.343 | | $ 16,370,092 |
| **ING MFS Total Return Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 3,852.181 | $ 29.85 | $ 114,988 |
| Band 2 | 45,308.527 | 28.83 | 1,306,245 |
| Band 3 | 1,745.325 | 27.12 | 47,333 |
| Band 4 | 156,628.930 | 27.61 | 4,324,525 |
| Band 5 | 94,126.555 | 27.37 | 2,576,244 |
| Band 6 | 3,226,359.164 | 26.90 | 86,789,062 |
| Band 7 | 2,059,778.294 | 26.66 | 54,913,689 |
| Band 8 | 2,081,280.228 | 26.20 | 54,529,542 |
| Band 9 | 419,253.593 | 25.97 | 10,888,016 |
| Band 10 | 2,551,462.386 | 25.75 | 65,700,156 |
| Band 11 | 2,843,204.855 | 25.52 | 72,558,588 |
| Band 12 | 690,797.711 | 25.30 | 17,477,182 |
| Band 13 | 1,959,982.073 | 25.08 | 49,156,350 |
| Band 14 | 2,847,179.458 | 24.64 | 70,154,502 |
| Band 15 | 955,562.727 | 24.43 | 23,344,397 |
| Band 16 | 136,029.075 | 24.00 | 3,264,698 |
| Band 17 | 1,429,059.544 | 23.79 | 33,997,327 |

|  | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Total Return Portfolio - Service Class (continued)** | | | |
| Band 18 | 68,030.235 | $ 23.58 | $ 1,604,153 |
| Band 19 | 144,723.889 | 23.17 | 3,353,253 |
| Band 20 | 942,041.062 | 24.86 | 23,419,141 |
| Band 21 | 246,922.834 | 24.21 | 5,978,002 |
| Band 23 | 2,769.223 | 26.90 | 74,492 |
| Band 24 | 243.728 | 31.45 | 7,665 |
| Band 25 | 10,587.841 | 29.34 | 310,647 |
| Band 26 | 233,761.350 | 29.08 | 6,797,780 |
| Band 27 | 139,142.914 | 27.60 | 3,840,344 |
| Band 28 | 66,582.536 | 26.89 | 1,790,404 |
| Band 29 | 29,016.044 | 26.65 | 773,278 |
| Band 30 | 12,444.727 | 25.29 | 314,727 |
| Band 31 | 10,489.460 | 24.63 | 258,355 |
| Band 34 | 510.371 | 22.02 | 11,238 |
| Band 35 | 30,741.415 | 30.12 | 925,931 |
| Band 36 | 5,235.788 | 29.09 | 152,309 |
| Band 37 | 15,434.798 | 28.34 | 437,422 |
| Band 38 | 225,137.007 | 13.70 | 3,084,377 |
| Band 39 | 33,015.901 | 13.47 | 444,724 |
| Band 40 | 9,772.750 | 13.30 | 129,978 |
| Band 41 | 19,342.174 | 12.61 | 243,905 |
| Band 42 | 54,649.203 | 12.39 | 677,104 |
| Band 43 | 100,822.641 | 12.24 | 1,234,069 |
| Band 44 | 2,060.125 | 11.15 | 22,970 |
| Band 45 | 4,558.998 | 10.94 | 49,875 |
| Band 46 | 1,714,266.054 | 10.58 | 18,136,935 |
| Band 47 | 334,276.829 | 10.47 | 3,499,878 |
| Band 49 | 75,442.241 | 9.62 | 725,754 |
| Band 50 | 4,303.356 | 10.74 | 46,218 |
| Band 55 | 442.598 | 10.89 | 4,820 |
| Band 56 | 595,977.421 | 10.00 | 5,959,774 |
| Band 57 | 29,165.313 | 9.79 | 285,528 |
| Band 58 | 3,768.432 | 9.69 | 36,516 |
|  | 26,667,289.884 | | $ 635,774,410 |
| **ING MFS Total Return Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 296,157.268 | $ 13.85 | $ 4,101,778 |
| Band 7 | 12,323.758 | 13.78 | 169,821 |
| Band 8 | 3,671.964 | 13.65 | 50,122 |
| Band 10 | 348,161.140 | 13.52 | 4,707,139 |
| Band 11 | 11,707.825 | 13.46 | 157,587 |
| Band 12 | 165,669.037 | 13.40 | 2,219,965 |
| Band 13 | 15,610.966 | 10.78 | 168,286 |
| Band 14 | 66,854.832 | 11.35 | 758,802 |
| Band 15 | 356,057.990 | 11.30 | 4,023,455 |
| Band 17 | 162,635.777 | 11.17 | 1,816,642 |
| Band 20 | 715,891.238 | 13.27 | 9,499,877 |
| Band 46 | 317,051.251 | 10.48 | 3,322,697 |
|  | 2,471,793.046 | | $ 30,996,171 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Utilities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 3,623.625 | $ 17.94 | $ 65,008 |
| Band 4 | 113,327.440 | 17.64 | 1,999,096 |
| Band 5 | 16,067.796 | 17.58 | 282,472 |
| Band 6 | 3,840,253.839 | 17.46 | 67,050,832 |
| Band 7 | 1,294,309.503 | 17.40 | 22,520,985 |
| Band 8 | 2,669,154.556 | 17.28 | 46,122,991 |
| Band 9 | 217,860.041 | 17.22 | 3,751,550 |
| Band 10 | 3,841,707.894 | 17.17 | 65,962,125 |
| Band 11 | 996,428.331 | 17.11 | 17,048,889 |
| Band 12 | 185,600.757 | 17.05 | 3,164,493 |
| Band 13 | 1,691,492.673 | 16.99 | 28,738,461 |
| Band 14 | 2,452,048.165 | 16.88 | 41,390,573 |
| Band 15 | 2,710,113.590 | 16.82 | 45,584,111 |
| Band 16 | 184,202.144 | 16.71 | 3,078,018 |
| Band 17 | 2,969,223.093 | 16.65 | 49,437,564 |
| Band 18 | 50,400.758 | 16.59 | 836,149 |
| Band 19 | 199,527.769 | 16.48 | 3,288,218 |
| Band 20 | 752,323.393 | 16.94 | 12,744,358 |
| Band 21 | 134,093.564 | 16.76 | 2,247,408 |
| Band 25 | 2,697.582 | 18.06 | 48,718 |
| Band 26 | 183,192.669 | 18.00 | 3,297,468 |
| Band 27 | 81,571.007 | 17.64 | 1,438,913 |
| Band 28 | 31,047.518 | 17.46 | 542,090 |
| Band 29 | 66,581.522 | 17.40 | 1,158,518 |
| Band 30 | 12,306.554 | 17.05 | 209,827 |
| Band 31 | 1,868.576 | 16.87 | 31,523 |
| Band 35 | 42,014.995 | 10.35 | 434,855 |
| Band 36 | 21,548.885 | 10.27 | 221,307 |
| Band 37 | 1,244.214 | 10.21 | 12,703 |
| Band 38 | 391,287.119 | 14.97 | 5,857,568 |
| Band 39 | 159,031.270 | 10.17 | 1,617,348 |
| Band 40 | 27,438.712 | 10.12 | 277,680 |
| Band 41 | 41,390.317 | 17.06 | 706,119 |
| Band 42 | 13,977.251 | 16.83 | 235,237 |
| Band 43 | 60,049.011 | 16.66 | 1,000,417 |
| Band 44 | 183.873 | 16.26 | 2,990 |
| Band 45 | 1,484.608 | 16.09 | 23,887 |
| Band 46 | 1,481,608.481 | 16.54 | 24,505,804 |
| Band 47 | 219,116.809 | 16.37 | 3,586,942 |
| Band 50 | 6,056.092 | 14.42 | 87,329 |
| Band 51 | 5,197.017 | 14.18 | 73,694 |
| Band 52 | 638.596 | 14.70 | 9,387 |
| Band 54 | 1,457.075 | 14.26 | 20,778 |
| Band 55 | 10,856.352 | 14.62 | 158,720 |
| Band 56 | 312,980.196 | 9.71 | 3,039,038 |
| Band 57 | 5,363.095 | 9.50 | 50,949 |
| Band 59 | 410.339 | 9.29 | 3,812 |
| Band 60 | 351.830 | 9.54 | 3,356 |
| | 27,504,710.496 | | $ 463,970,278 |

| | Units | Unit Value | Extended Value |
|---|---:|---:|---:|
| **ING Morgan Stanley Global Franchise Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 5,548.774 | $ 19.53 | $ 108,368 |
| Band 3 | 706.838 | 18.87 | 13,338 |
| Band 4 | 59,377.304 | 19.06 | 1,131,731 |
| Band 5 | 34,486.340 | 18.96 | 653,861 |
| Band 6 | 2,790,056.283 | 18.78 | 52,397,257 |
| Band 7 | 900,512.734 | 18.69 | 16,830,583 |
| Band 8 | 1,167,129.469 | 18.51 | 21,603,566 |
| Band 9 | 96,489.228 | 18.42 | 1,777,332 |
| Band 10 | 3,618,527.193 | 18.33 | 66,327,603 |
| Band 11 | 495,196.456 | 18.24 | 9,032,383 |
| Band 12 | 169,003.725 | 18.15 | 3,067,418 |
| Band 13 | 1,031,821.413 | 18.06 | 18,634,695 |
| Band 14 | 1,789,273.226 | 17.88 | 31,992,205 |
| Band 15 | 1,432,949.021 | 17.79 | 25,492,163 |
| Band 16 | 94,347.351 | 17.62 | 1,662,400 |
| Band 17 | 1,576,434.209 | 17.53 | 27,634,892 |
| Band 18 | 7,852.205 | 17.45 | 137,021 |
| Band 19 | 120,803.947 | 17.27 | 2,086,284 |
| Band 20 | 568,944.161 | 17.97 | 10,223,927 |
| Band 21 | 118,479.544 | 17.71 | 2,098,273 |
| Band 25 | 6,470.269 | 19.72 | 127,594 |
| Band 26 | 123,662.656 | 15.36 | 1,899,458 |
| Band 27 | 42,889.605 | 15.05 | 645,489 |
| Band 28 | 10,376.972 | 14.90 | 154,617 |
| Band 29 | 54,493.030 | 14.84 | 808,677 |
| Band 30 | 3,478.884 | 14.54 | 50,583 |
| Band 38 | 74,537.731 | 13.70 | 1,021,167 |
| Band 41 | 15,098.399 | 14.55 | 219,682 |
| Band 42 | 355.318 | 14.36 | 5,102 |
| Band 43 | 42,250.385 | 14.21 | 600,378 |
| Band 45 | 293.224 | 13.72 | 4,023 |
| Band 46 | 1,808,040.575 | 14.81 | 26,777,081 |
| Band 47 | 156,962.222 | 14.66 | 2,301,066 |
| Band 50 | 2,074.713 | 13.12 | 27,220 |
| Band 51 | 25,211.098 | 12.90 | 325,223 |
| Band 52 | 842.269 | 13.38 | 11,270 |
| Band 53 | 772.531 | 13.20 | 10,197 |
| Band 55 | 8,596.410 | 13.31 | 114,418 |
| Band 56 | 445,024.005 | 11.12 | 4,948,667 |
| Band 57 | 7,120.649 | 10.88 | 77,473 |
| Band 59 | 8,764.867 | 10.64 | 93,258 |
| Band 60 | 2,602.366 | 10.92 | 28,418 |
| | 18,917,857.599 | | $ 333,156,361 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Morgan Stanley Global Franchise Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 558,636.208 | $ 19.94 | $ 11,139,206 |
| Band 7 | 2,704.781 | 19.85 | 53,690 |
| Band 8 | 417.874 | 19.66 | 8,215 |
| Band 10 | 413,545.788 | 19.48 | 8,055,872 |
| Band 11 | 9,763.044 | 19.38 | 189,208 |
| Band 12 | 143,605.252 | 19.29 | 2,770,145 |
| Band 13 | 8,544.384 | 15.09 | 128,935 |
| Band 14 | 92,820.855 | 16.00 | 1,485,134 |
| Band 15 | 619,308.434 | 15.94 | 9,871,776 |
| Band 17 | 207,650.694 | 15.75 | 3,270,498 |
| Band 20 | 840,455.923 | 19.11 | 16,061,113 |
| Band 46 | 393,958.879 | 14.66 | 5,775,437 |
| | 3,291,412.116 | | $ 58,809,229 |
| | | | |
| **ING Oppenheimer Active Allocation Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 5,561.634 | $ 11.34 | $ 63,069 |
| Band 6 | 1,104,621.683 | 11.28 | 12,460,133 |
| Band 7 | 114,254.898 | 11.26 | 1,286,510 |
| Band 8 | 227,533.519 | 11.23 | 2,555,201 |
| Band 9 | 16,082.301 | 11.21 | 180,283 |
| Band 10 | 1,842,019.652 | 11.19 | 20,612,200 |
| Band 11 | 114,383.585 | 11.17 | 1,277,665 |
| Band 12 | 24,031.779 | 11.15 | 267,954 |
| Band 13 | 201,266.102 | 11.13 | 2,240,092 |
| Band 14 | 140,576.744 | 11.09 | 1,558,996 |
| Band 15 | 203,115.953 | 11.08 | 2,250,525 |
| Band 16 | 12,964.715 | 11.04 | 143,130 |
| Band 17 | 159,190.528 | 11.02 | 1,754,280 |
| Band 19 | 508.682 | 10.96 | 5,575 |
| Band 20 | 112,568.121 | 11.11 | 1,250,632 |
| Band 21 | 8,688.561 | 11.06 | 96,095 |
| Band 26 | 2,735.036 | 13.87 | 37,935 |
| Band 27 | 3,473.389 | 13.76 | 47,794 |
| Band 28 | 1,043.404 | 13.70 | 14,295 |
| Band 29 | 819.210 | 13.68 | 11,207 |
| Band 38 | 11,613.740 | 11.43 | 132,745 |
| Band 41 | 1,831.396 | 13.57 | 24,852 |
| Band 43 | 8,463.403 | 13.44 | 113,748 |
| Band 46 | 153,887.403 | 10.98 | 1,689,684 |
| Band 47 | 11,154.531 | 10.93 | 121,919 |
| Band 55 | 3,420.909 | 11.23 | 38,417 |
| Band 56 | 43,925.354 | 11.38 | 499,871 |
| Band 57 | 2,669.364 | 11.17 | 29,817 |
| | 4,532,405.596 | | $ 50,764,624 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO High Yield Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 13,222.680 | $ 16.32 | $ 215,794 |
| Band 4 | 201,809.554 | 16.01 | 3,230,971 |
| Band 5 | 119,285.592 | 15.95 | 1,902,605 |
| Band 6 | 3,817,891.936 | 15.83 | 60,437,229 |
| Band 7 | 2,491,019.984 | 15.77 | 39,283,385 |
| Band 8 | 2,042,968.719 | 15.64 | 31,952,031 |
| Band 9 | 422,853.763 | 15.58 | 6,588,062 |
| Band 10 | 4,033,509.937 | 15.52 | 62,600,074 |
| Band 11 | 2,219,344.457 | 15.46 | 34,311,065 |
| Band 12 | 726,481.354 | 15.40 | 11,187,813 |
| Band 13 | 2,405,079.046 | 15.34 | 36,893,913 |
| Band 14 | 4,810,950.299 | 15.22 | 73,222,664 |
| Band 15 | 1,686,590.587 | 15.16 | 25,568,713 |
| Band 16 | 222,210.785 | 15.05 | 3,344,272 |
| Band 17 | 2,379,886.281 | 14.99 | 35,674,495 |
| Band 18 | 44,668.450 | 14.93 | 666,900 |
| Band 19 | 248,699.220 | 14.81 | 3,683,235 |
| Band 20 | 1,526,830.177 | 15.28 | 23,329,965 |
| Band 21 | 277,292.995 | 15.10 | 4,187,124 |
| Band 24 | 223.506 | 16.97 | 3,793 |
| Band 25 | 16,300.765 | 16.45 | 268,148 |
| Band 26 | 364,931.234 | 16.39 | 5,981,223 |
| Band 27 | 145,304.142 | 16.01 | 2,326,319 |
| Band 28 | 123,770.505 | 15.82 | 1,958,049 |
| Band 29 | 116,926.955 | 15.76 | 1,842,769 |
| Band 30 | 10,105.855 | 15.40 | 155,630 |
| Band 31 | 3,763.230 | 15.22 | 57,276 |
| Band 35 | 77,752.245 | 15.61 | 1,213,713 |
| Band 36 | 23,220.981 | 15.40 | 357,603 |
| Band 37 | 11,878.740 | 15.25 | 181,151 |
| Band 38 | 304,543.710 | 15.35 | 4,674,746 |
| Band 39 | 49,247.751 | 15.14 | 745,611 |
| Band 40 | 28,281.100 | 14.99 | 423,934 |
| Band 41 | 30,400.315 | 15.41 | 468,469 |
| Band 42 | 19,607.715 | 15.17 | 297,449 |
| Band 43 | 91,354.402 | 14.99 | 1,369,402 |
| Band 44 | 1,397.331 | 14.58 | 20,373 |
| Band 45 | 570.234 | 14.41 | 8,217 |
| Band 46 | 1,467,834.172 | 13.84 | 20,314,825 |
| Band 47 | 258,510.948 | 13.69 | 3,539,015 |
| Band 51 | 452.452 | 13.63 | 6,167 |
| Band 55 | 18,675.521 | 14.06 | 262,578 |
| Band 56 | 100,476.677 | 13.24 | 1,330,311 |
| Band 57 | 17,008.468 | 12.96 | 220,430 |
| Band 60 | 2,885.328 | 13.01 | 37,538 |
| Band 64 | 2,005.337 | 10.80 | 21,658 |
| | 32,978,025.435 | | $ 506,366,707 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO Total Return Bond Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 2,378.317 | $ 21.13 | $ 50,254 |
| Band 2 | 64,107.364 | 20.40 | 1,307,790 |
| Band 3 | 2,259.741 | 19.20 | 43,387 |
| Band 4 | 645,456.849 | 19.54 | 12,612,227 |
| Band 5 | 184,101.743 | 19.37 | 3,566,051 |
| Band 6 | 20,027,467.019 | 19.04 | 381,322,972 |
| Band 7 | 6,848,412.724 | 18.87 | 129,229,548 |
| Band 8 | 10,751,967.824 | 18.54 | 199,341,483 |
| Band 9 | 1,379,258.433 | 18.38 | 25,350,770 |
| Band 10 | 36,121,780.078 | 18.22 | 658,138,833 |
| Band 11 | 6,376,816.269 | 18.06 | 115,165,302 |
| Band 12 | 1,411,066.813 | 17.91 | 25,272,207 |
| Band 13 | 10,482,462.423 | 17.75 | 186,063,708 |
| Band 14 | 12,197,495.062 | 17.44 | 212,724,314 |
| Band 15 | 11,617,299.510 | 17.29 | 200,863,109 |
| Band 16 | 1,148,979.823 | 16.99 | 19,521,167 |
| Band 17 | 10,213,239.652 | 16.84 | 171,990,956 |
| Band 18 | 173,219.150 | 16.69 | 2,891,028 |
| Band 19 | 551,211.159 | 16.40 | 9,039,863 |
| Band 20 | 3,397,061.036 | 17.59 | 59,754,304 |
| Band 21 | 810,060.775 | 17.14 | 13,884,442 |
| Band 25 | 47,973.594 | 20.77 | 996,412 |
| Band 26 | 1,180,256.084 | 20.58 | 24,289,670 |
| Band 27 | 445,273.319 | 19.53 | 8,696,188 |
| Band 28 | 204,692.333 | 19.03 | 3,895,295 |
| Band 29 | 400,065.910 | 18.86 | 7,545,243 |
| Band 30 | 66,773.019 | 17.90 | 1,195,237 |
| Band 31 | 13,273.989 | 17.43 | 231,366 |
| Band 34 | 54.234 | 15.58 | 845 |
| Band 35 | 70,589.878 | 21.31 | 1,504,270 |
| Band 36 | 29,918.601 | 20.59 | 616,024 |
| Band 37 | 3,782.825 | 20.06 | 75,883 |
| Band 38 | 1,698,992.691 | 15.39 | 26,147,498 |
| Band 39 | 121,378.465 | 15.13 | 1,836,456 |
| Band 40 | 33,648.642 | 14.94 | 502,711 |
| Band 41 | 191,670.210 | 14.48 | 2,775,385 |
| Band 42 | 81,657.501 | 14.24 | 1,162,803 |
| Band 43 | 640,563.293 | 14.06 | 9,006,320 |
| Band 44 | 1,645.727 | 13.41 | 22,069 |
| Band 45 | 6,917.579 | 13.22 | 91,450 |
| Band 46 | 15,712,347.143 | 13.25 | 208,188,600 |
| Band 47 | 2,127,253.222 | 13.11 | 27,888,290 |
| Band 50 | 27,161.827 | 13.84 | 375,920 |
| Band 51 | 9,740.353 | 13.61 | 132,566 |
| Band 52 | 9,006.387 | 14.11 | 127,080 |
| Band 53 | 1,316.111 | 13.92 | 18,320 |
| Band 55 | 109,908.041 | 14.04 | 1,543,109 |

|  | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO Total Return Bond Portfolio - Service Class (continued)** | | | |
| Band 56 | 4,715,154.381 | $ 12.52 | $ 59,033,733 |
| Band 57 | 276,038.054 | 12.25 | 3,381,466 |
| Band 58 | 3,023.561 | 12.12 | 36,646 |
| Band 59 | 20,149.457 | 11.98 | 241,390 |
| Band 60 | 20,596.982 | 12.29 | 253,137 |
| Band 64 | 9,327.677 | 11.92 | 111,186 |
|  | 162,686,252.854 | | $ 2,820,056,283 |
| **ING PIMCO Total Return Bond Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 879,036.840 | $ 15.15 | $ 13,317,408 |
| Band 7 | 7,505.946 | 15.08 | 113,190 |
| Band 8 | 1,577.513 | 14.94 | 23,568 |
| Band 10 | 792,426.689 | 14.80 | 11,727,915 |
| Band 11 | 17,762.747 | 14.73 | 261,645 |
| Band 12 | 237,535.986 | 14.66 | 3,482,278 |
| Band 13 | 5,004.783 | 13.48 | 67,464 |
| Band 14 | 176,068.164 | 13.46 | 2,369,877 |
| Band 15 | 432,127.059 | 13.40 | 5,790,503 |
| Band 17 | 204,556.245 | 13.25 | 2,710,370 |
| Band 20 | 1,323,948.300 | 14.52 | 19,223,729 |
| Band 46 | 515,872.356 | 13.10 | 6,757,928 |
|  | 4,593,422.628 | | $ 65,845,875 |
| **ING Pioneer Fund Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 517.746 | $ 11.40 | $ 5,902 |
| Band 3 | 328.580 | 11.13 | 3,657 |
| Band 4 | 37,100.056 | 11.21 | 415,892 |
| Band 5 | 28,908.304 | 11.17 | 322,906 |
| Band 6 | 700,025.998 | 11.09 | 7,763,288 |
| Band 7 | 329,596.566 | 11.06 | 3,645,338 |
| Band 8 | 228,589.112 | 10.98 | 2,509,908 |
| Band 9 | 18,880.417 | 10.94 | 206,552 |
| Band 10 | 516,600.160 | 10.91 | 5,636,108 |
| Band 11 | 221,155.147 | 10.87 | 2,403,956 |
| Band 12 | 100,791.230 | 10.83 | 1,091,569 |
| Band 13 | 211,730.139 | 10.80 | 2,286,686 |
| Band 14 | 550,125.036 | 10.72 | 5,897,340 |
| Band 15 | 215,052.461 | 10.69 | 2,298,911 |
| Band 16 | 19,740.742 | 10.61 | 209,449 |
| Band 17 | 344,690.925 | 10.58 | 3,646,830 |
| Band 18 | 9,129.924 | 10.54 | 96,229 |
| Band 19 | 34,717.337 | 10.47 | 363,491 |
| Band 20 | 222,222.969 | 10.76 | 2,391,119 |
| Band 21 | 37,989.890 | 10.65 | 404,592 |
| Band 25 | 3,798.087 | 11.47 | 43,564 |
| Band 26 | 28,145.172 | 11.43 | 321,699 |
| Band 27 | 33,996.813 | 11.20 | 380,764 |
| Band 28 | 12,228.808 | 11.09 | 135,617 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Fund Portfolio - Service Class (continued)** | | | |
| Band 29 | 3,973.272 | $ 11.05 | $ 43,905 |
| Band 31 | 512.103 | 10.72 | 5,490 |
| Band 35 | 19,347.051 | 11.59 | 224,232 |
| Band 36 | 2,273.060 | 11.43 | 25,981 |
| Band 38 | 144,776.949 | 11.40 | 1,650,457 |
| Band 39 | 23,610.472 | 11.24 | 265,382 |
| Band 40 | 26,376.944 | 11.13 | 293,575 |
| Band 41 | 6,668.610 | 10.84 | 72,288 |
| Band 42 | 10,459.698 | 10.69 | 111,814 |
| Band 43 | 14,057.630 | 10.58 | 148,730 |
| Band 45 | 766.611 | 10.22 | 7,835 |
| Band 46 | 202,623.359 | 10.51 | 2,129,572 |
| Band 47 | 49,019.812 | 10.40 | 509,806 |
| Band 50 | 512.694 | 9.66 | 4,953 |
| Band 55 | 2,788.380 | 9.80 | 27,326 |
| Band 56 | 42,802.392 | 9.06 | 387,790 |
| | 4,456,630.656 | | $ 48,390,503 |
| | | | |
| **ING Pioneer Mid Cap Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 2,053.089 | $ 11.44 | $ 23,487 |
| Contracts in accumulation period: | | | |
| Band 1 | 5,342.038 | 10.64 | 56,839 |
| Band 2 | 464,875.222 | 11.44 | 5,318,173 |
| Band 3 | 12,181.029 | 11.17 | 136,062 |
| Band 4 | 143,707.485 | 11.25 | 1,616,709 |
| Band 5 | 143,438.290 | 11.21 | 1,607,943 |
| Band 6 | 5,724,050.427 | 11.13 | 63,708,681 |
| Band 7 | 3,350,878.729 | 11.09 | 37,161,245 |
| Band 8 | 2,997,265.843 | 11.02 | 33,029,870 |
| Band 9 | 440,451.597 | 10.98 | 4,836,159 |
| Band 10 | 5,051,320.516 | 10.94 | 55,261,446 |
| Band 11 | 3,065,515.670 | 10.91 | 33,444,776 |
| Band 12 | 759,846.978 | 10.87 | 8,259,537 |
| Band 13 | 2,679,377.890 | 10.83 | 29,017,663 |
| Band 14 | 5,401,694.640 | 10.76 | 58,122,234 |
| Band 15 | 2,060,299.376 | 10.72 | 22,086,409 |
| Band 16 | 162,242.862 | 10.65 | 1,727,886 |
| Band 17 | 2,986,779.263 | 10.62 | 31,719,596 |
| Band 18 | 60,592.463 | 10.58 | 641,068 |
| Band 19 | 235,061.863 | 10.51 | 2,470,500 |
| Band 20 | 2,840,483.270 | 10.80 | 30,677,219 |
| Band 21 | 330,622.125 | 10.69 | 3,534,351 |
| Band 25 | 26,697.796 | 11.51 | 307,292 |
| Band 26 | 129,346.123 | 11.47 | 1,483,600 |
| Band 27 | 28,433.561 | 11.24 | 319,593 |
| Band 28 | 54,155.160 | 11.13 | 602,747 |
| Band 29 | 41,392.930 | 11.09 | 459,048 |
| Band 30 | 3,854.202 | 10.87 | 41,895 |
| Band 31 | 171.499 | 10.76 | 1,845 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Mid Cap Value Portfolio - Service Class (continued)** | | | |
| Band 35 | 54,970.525 | $ 11.63 | $ 639,307 |
| Band 36 | 16,407.993 | 11.47 | 188,200 |
| Band 37 | 9,402.173 | 11.36 | 106,809 |
| Band 38 | 625,071.161 | 11.44 | 7,150,814 |
| Band 39 | 236,685.621 | 11.28 | 2,669,814 |
| Band 40 | 38,338.913 | 11.17 | 428,246 |
| Band 41 | 20,250.870 | 10.88 | 220,329 |
| Band 42 | 36,959.545 | 10.73 | 396,576 |
| Band 43 | 69,847.981 | 10.62 | 741,786 |
| Band 44 | 691.155 | 10.36 | 7,160 |
| Band 45 | 348.777 | 10.26 | 3,578 |
| Band 46 | 1,735,577.858 | 10.54 | 18,292,991 |
| Band 47 | 211,620.032 | 10.44 | 2,209,313 |
| Band 50 | 8,994.911 | 10.20 | 91,748 |
| Band 51 | 3,098.780 | 10.03 | 31,081 |
| Band 52 | 309.166 | 10.40 | 3,215 |
| Band 54 | 1,283.624 | 10.09 | 12,952 |
| Band 55 | 3,240.892 | 10.34 | 33,511 |
| Band 56 | 107,615.239 | 9.42 | 1,013,736 |
| Band 57 | 1,725.355 | 9.21 | 15,891 |
| | 42,384,572.507 | | $ 461,930,930 |
| **ING Retirement Conservative Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 218,623.375 | $ 9.20 | $ 2,011,335 |
| Band 5 | 35,280.751 | 9.19 | 324,230 |
| Band 6 | 7,346,127.624 | 9.17 | 67,363,990 |
| Band 7 | 2,424,076.091 | 9.16 | 22,204,537 |
| Band 8 | 4,199,403.351 | 9.14 | 38,382,547 |
| Band 9 | 964,147.970 | 9.13 | 8,802,671 |
| Band 10 | 12,893,848.571 | 9.12 | 117,591,899 |
| Band 11 | 2,754,471.616 | 9.11 | 25,093,236 |
| Band 12 | 279,668.456 | 9.10 | 2,544,983 |
| Band 13 | 4,807,901.289 | 9.09 | 43,703,823 |
| Band 14 | 3,569,902.549 | 9.07 | 32,379,016 |
| Band 15 | 5,987,264.179 | 9.06 | 54,244,613 |
| Band 16 | 430,697.024 | 9.04 | 3,893,501 |
| Band 17 | 4,076,582.694 | 9.03 | 36,811,542 |
| Band 18 | 48,020.834 | 9.02 | 433,148 |
| Band 19 | 218,770.830 | 9.00 | 1,968,937 |
| Band 20 | 1,305,964.649 | 9.08 | 11,858,159 |
| Band 21 | 385,443.410 | 9.05 | 3,488,263 |
| Band 26 | 176,877.558 | 9.26 | 1,637,886 |
| Band 27 | 26,811.754 | 9.20 | 246,668 |
| Band 28 | 77,001.429 | 9.17 | 706,103 |
| Band 29 | 83,899.046 | 9.16 | 768,515 |
| Band 30 | 5,826.518 | 9.10 | 53,021 |
| Band 31 | 7,028.945 | 9.07 | 63,753 |
| Band 38 | 454,830.990 | 9.25 | 4,207,187 |

|  | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Retirement Conservative Portfolio - Adviser Class** (continued) |  |  |  |
| Band 41 | 43,433.182 | $ 9.10 | $ 395,242 |
| Band 42 | 60,093.339 | 9.06 | 544,446 |
| Band 43 | 202,324.935 | 9.03 | 1,826,994 |
| Band 46 | 4,321,680.374 | 9.01 | 38,938,340 |
| Band 47 | 1,126,760.792 | 8.98 | 10,118,312 |
| Band 51 | 8,965.828 | 9.03 | 80,961 |
| Band 56 | 2,407,598.992 | 9.22 | 22,198,063 |
| Band 57 | 22,109.795 | 9.11 | 201,420 |
|  | 60,971,438.740 |  | $ 555,087,341 |
| **ING Retirement Growth Portfolio - Adviser Class** |  |  |  |
| Contracts in accumulation period: |  |  |  |
| Band 2 | 13,138.022 | $ 10.14 | $ 133,220 |
| Band 4 | 1,712,415.001 | 10.08 | 17,261,143 |
| Band 5 | 76,647.149 | 10.07 | 771,837 |
| Band 6 | 68,956,113.898 | 10.05 | 693,008,945 |
| Band 7 | 10,424,292.764 | 10.04 | 104,659,899 |
| Band 8 | 37,773,446.652 | 10.01 | 378,112,201 |
| Band 9 | 4,201,719.798 | 10.00 | 42,017,198 |
| Band 10 | 83,035,421.937 | 9.99 | 829,523,865 |
| Band 11 | 9,339,027.945 | 9.98 | 93,203,499 |
| Band 12 | 1,055,183.837 | 9.97 | 10,520,183 |
| Band 13 | 23,660,153.441 | 9.96 | 235,655,128 |
| Band 14 | 27,345,301.350 | 9.93 | 271,538,842 |
| Band 15 | 38,938,265.114 | 9.92 | 386,267,590 |
| Band 16 | 2,249,284.465 | 9.90 | 22,267,916 |
| Band 17 | 38,443,712.725 | 9.89 | 380,208,319 |
| Band 18 | 70,924.044 | 9.88 | 700,730 |
| Band 19 | 839,651.067 | 9.86 | 8,278,960 |
| Band 20 | 9,731,749.538 | 9.95 | 96,830,908 |
| Band 21 | 2,154,055.082 | 9.91 | 21,346,686 |
| Band 26 | 893,602.967 | 10.15 | 9,070,070 |
| Band 27 | 372,229.079 | 10.08 | 3,752,069 |
| Band 28 | 251,815.970 | 10.05 | 2,530,750 |
| Band 29 | 281,908.031 | 10.03 | 2,827,538 |
| Band 30 | 48,448.200 | 9.97 | 483,029 |
| Band 31 | 32,437.658 | 9.93 | 322,106 |
| Band 38 | 2,825,380.176 | 10.14 | 28,649,355 |
| Band 41 | 690,195.482 | 9.97 | 6,881,249 |
| Band 42 | 49,413.006 | 9.92 | 490,177 |
| Band 43 | 1,673,168.192 | 9.89 | 16,547,633 |
| Band 44 | 310.709 | 9.81 | 3,048 |
| Band 45 | 5,290.827 | 9.78 | 51,744 |
| Band 46 | 31,903,620.901 | 9.87 | 314,888,738 |
| Band 47 | 3,444,258.040 | 9.83 | 33,857,057 |
| Band 50 | 332,312.434 | 9.96 | 3,309,832 |
| Band 51 | 119,257.357 | 9.89 | 1,179,455 |
| Band 52 | 525.357 | 10.04 | 5,275 |
| Band 53 | 3,565.739 | 9.98 | 35,586 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Retirement Growth Portfolio - Adviser Class (continued)** | | | |
| Band 55 | 242,545.858 | $ 10.01 | $ 2,427,884 |
| Band 56 | 8,887,788.203 | 10.10 | 89,766,661 |
| Band 57 | 196,085.865 | 9.98 | 1,956,937 |
| Band 58 | 6,665.031 | 9.92 | 66,117 |
| Band 59 | 88,697.554 | 9.86 | 874,558 |
| Band 60 | 2,143.528 | 10.00 | 21,435 |
| Band 62 | 20,801.791 | 9.88 | 205,522 |
| Band 64 | 3,399.943 | 9.91 | 33,693 |
| | 412,396,371.727 | | $ 4,112,544,587 |
| **ING Retirement Moderate Growth Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 22,061.541 | $ 10.50 | $ 231,646 |
| Band 4 | 2,214,578.200 | 10.44 | 23,120,196 |
| Band 5 | 104,423.804 | 10.43 | 1,089,140 |
| Band 6 | 42,036,779.685 | 10.40 | 437,182,509 |
| Band 7 | 7,416,904.982 | 10.39 | 77,061,643 |
| Band 8 | 21,149,318.624 | 10.37 | 219,318,434 |
| Band 9 | 5,025,261.155 | 10.36 | 52,061,706 |
| Band 10 | 58,979,396.485 | 10.34 | 609,846,960 |
| Band 11 | 8,955,848.068 | 10.33 | 92,513,911 |
| Band 12 | 699,255.466 | 10.32 | 7,216,316 |
| Band 13 | 12,280,940.023 | 10.31 | 126,616,492 |
| Band 14 | 19,662,438.384 | 10.29 | 202,326,491 |
| Band 15 | 24,435,172.446 | 10.28 | 251,193,573 |
| Band 16 | 1,461,252.385 | 10.25 | 14,977,837 |
| Band 17 | 21,738,891.438 | 10.24 | 222,606,248 |
| Band 18 | 82,813.641 | 10.23 | 847,184 |
| Band 19 | 600,064.763 | 10.21 | 6,126,661 |
| Band 20 | 7,226,734.263 | 10.30 | 74,435,363 |
| Band 21 | 2,509,942.310 | 10.26 | 25,752,008 |
| Band 26 | 771,775.787 | 10.51 | 8,111,364 |
| Band 27 | 459,948.975 | 10.44 | 4,801,867 |
| Band 28 | 262,869.229 | 10.40 | 2,733,840 |
| Band 29 | 343,917.526 | 10.39 | 3,573,303 |
| Band 30 | 65,114.476 | 10.32 | 671,981 |
| Band 31 | 8,113.691 | 10.29 | 83,490 |
| Band 38 | 2,579,798.995 | 10.50 | 27,087,889 |
| Band 41 | 277,230.978 | 10.32 | 2,861,024 |
| Band 42 | 97,525.522 | 10.28 | 1,002,562 |
| Band 43 | 1,294,569.938 | 10.24 | 13,256,396 |
| Band 44 | 322.608 | 10.16 | 3,278 |
| Band 45 | 12,833.258 | 10.13 | 130,001 |
| Band 46 | 21,679,284.631 | 10.22 | 221,562,289 |
| Band 47 | 2,026,044.294 | 10.18 | 20,625,131 |
| Band 50 | 81,183.331 | 10.31 | 837,000 |
| Band 51 | 49,954.659 | 10.24 | 511,536 |
| Band 52 | 5,947.269 | 10.39 | 61,792 |
| Band 53 | 6,322.924 | 10.33 | 65,316 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Retirement Moderate Growth Portfolio - Adviser Class (continued)** | | | |
| Band 55 | 136,995.175 | $    10.37 | $    1,420,640 |
| Band 56 | 9,904,727.978 | 10.46 | 103,603,455 |
| Band 57 | 89,649.860 | 10.33 | 926,083 |
| Band 58 | 28,642.523 | 10.28 | 294,445 |
| Band 59 | 25,260.361 | 10.21 | 257,908 |
| Band 60 | 11,491.181 | 10.36 | 119,049 |
| Band 62 | 5,986.378 | 10.23 | 61,241 |
| Band 64 | 24,173.758 | 10.27 | 248,264 |
| | 276,851,762.968 | | $ 2,859,435,462 |
| | | | |
| **ING Retirement Moderate Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 32,070.628 | $    10.82 | $    347,004 |
| Band 4 | 1,378,836.689 | 10.76 | 14,836,283 |
| Band 5 | 48,031.182 | 10.75 | 516,335 |
| Band 6 | 22,515,408.160 | 10.73 | 241,590,330 |
| Band 7 | 5,638,395.622 | 10.71 | 60,387,217 |
| Band 8 | 12,059,151.836 | 10.69 | 128,912,333 |
| Band 9 | 3,183,150.585 | 10.68 | 33,996,048 |
| Band 10 | 30,468,674.227 | 10.67 | 325,100,754 |
| Band 11 | 5,331,195.248 | 10.65 | 56,777,229 |
| Band 12 | 888,474.800 | 10.64 | 9,453,372 |
| Band 13 | 7,634,659.285 | 10.63 | 81,156,428 |
| Band 14 | 10,972,555.736 | 10.61 | 116,418,816 |
| Band 15 | 11,686,641.338 | 10.59 | 123,761,532 |
| Band 16 | 1,130,163.302 | 10.57 | 11,945,826 |
| Band 17 | 11,688,265.725 | 10.56 | 123,428,086 |
| Band 18 | 39,138.980 | 10.55 | 412,916 |
| Band 19 | 499,085.483 | 10.52 | 5,250,379 |
| Band 20 | 4,431,414.901 | 10.62 | 47,061,626 |
| Band 21 | 1,544,138.668 | 10.58 | 16,336,987 |
| Band 26 | 636,798.029 | 10.83 | 6,896,523 |
| Band 27 | 484,999.497 | 10.76 | 5,218,595 |
| Band 28 | 218,236.221 | 10.72 | 2,339,492 |
| Band 29 | 150,578.957 | 10.71 | 1,612,701 |
| Band 30 | 62,793.304 | 10.64 | 668,121 |
| Band 31 | 10,266.179 | 10.61 | 108,924 |
| Band 34 | 13,812.939 | 10.45 | 144,345 |
| Band 38 | 1,739,307.064 | 10.82 | 18,819,302 |
| Band 41 | 185,441.594 | 10.64 | 1,973,099 |
| Band 42 | 39,557.471 | 10.60 | 419,309 |
| Band 43 | 1,004,298.880 | 10.56 | 10,605,396 |
| Band 45 | 427.132 | 10.44 | 4,459 |
| Band 46 | 12,586,823.892 | 10.53 | 132,539,256 |
| Band 47 | 1,402,626.421 | 10.50 | 14,727,577 |
| Band 50 | 4,680.429 | 10.63 | 49,753 |
| Band 51 | 71,992.611 | 10.56 | 760,242 |
| Band 52 | 23,453.217 | 10.71 | 251,184 |
| Band 53 | 16,040.719 | 10.65 | 170,834 |

|  | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Retirement Moderate Portfolio - Adviser Class (continued)** | | | |
| Band 55 | 46,222.197 | $ 10.69 | $ 494,115 |
| Band 56 | 7,788,995.647 | 10.79 | 84,043,263 |
| Band 57 | 81,658.319 | 10.65 | 869,661 |
| Band 58 | 2,111.662 | 10.60 | 22,384 |
| Band 59 | 16,546.255 | 10.52 | 174,067 |
| Band 60 | 55,637.433 | 10.68 | 594,208 |
| Band 64 | 52,446.255 | 10.58 | 554,881 |
|  | 157,865,204.719 | | $ 1,681,751,192 |
| **ING T. Rowe Price Capital Appreciation Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 5,074.914 | $ 57.56 | $ 292,112 |
| Contracts in accumulation period: | | | |
| Band 1 | 11,063.085 | 60.29 | 666,993 |
| Band 2 | 178,696.479 | 57.56 | 10,285,769 |
| Band 3 | 10,692.741 | 53.07 | 567,464 |
| Band 4 | 176,320.221 | 54.41 | 9,593,583 |
| Band 5 | 119,706.857 | 53.71 | 6,429,455 |
| Band 6 | 7,077,205.548 | 52.55 | 371,907,152 |
| Band 7 | 2,647,507.834 | 51.87 | 137,326,231 |
| Band 8 | 3,524,504.371 | 50.75 | 178,868,597 |
| Band 9 | 390,353.452 | 50.09 | 19,552,804 |
| Band 10 | 8,380,631.046 | 49.51 | 414,925,043 |
| Band 11 | 2,665,151.593 | 48.94 | 130,432,519 |
| Band 12 | 730,032.977 | 48.38 | 35,318,995 |
| Band 13 | 3,580,245.994 | 47.82 | 171,207,363 |
| Band 14 | 4,136,336.125 | 46.71 | 193,208,260 |
| Band 15 | 3,106,109.487 | 46.17 | 143,409,075 |
| Band 16 | 380,199.648 | 45.11 | 17,150,806 |
| Band 17 | 3,389,822.085 | 44.58 | 151,118,269 |
| Band 18 | 99,043.898 | 44.06 | 4,363,874 |
| Band 19 | 314,990.594 | 43.04 | 13,557,195 |
| Band 20 | 1,658,943.483 | 47.26 | 78,401,669 |
| Band 21 | 286,203.626 | 45.63 | 13,059,471 |
| Band 25 | 25,009.996 | 58.92 | 1,473,589 |
| Band 26 | 629,363.118 | 14.13 | 8,892,901 |
| Band 27 | 257,989.394 | 13.85 | 3,573,153 |
| Band 28 | 103,813.440 | 13.71 | 1,423,282 |
| Band 29 | 317,570.150 | 13.66 | 4,338,008 |
| Band 30 | 19,236.385 | 13.38 | 257,383 |
| Band 31 | 4,017.831 | 13.25 | 53,236 |
| Band 35 | 318,305.199 | 11.16 | 3,552,286 |
| Band 36 | 65,141.949 | 11.08 | 721,773 |
| Band 37 | 21,042.249 | 11.02 | 231,886 |
| Band 38 | 3,553,892.179 | 12.60 | 44,779,041 |
| Band 39 | 451,328.556 | 10.97 | 4,951,074 |
| Band 40 | 108,134.703 | 10.91 | 1,179,750 |
| Band 41 | 138,564.701 | 13.39 | 1,855,381 |
| Band 42 | 29,166.296 | 13.21 | 385,287 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Capital Appreciation Portfolio - Service Class (continued)** | | | |
| Band 43 | 342,912.190 | $ 13.08 | $ 4,485,291 |
| Band 44 | 3,038.942 | 12.76 | 38,777 |
| Band 45 | 52,655.460 | 12.63 | 665,038 |
| Band 46 | 10,778,733.113 | 12.69 | 136,782,123 |
| Band 47 | 1,453,926.843 | 12.55 | 18,246,782 |
| Band 49 | 278,336.233 | 10.68 | 2,972,631 |
| Band 50 | 14,042.912 | 12.09 | 169,779 |
| Band 51 | 26,884.292 | 11.89 | 319,654 |
| Band 52 | 41,774.072 | 12.33 | 515,074 |
| Band 53 | 2,576.530 | 12.16 | 31,331 |
| Band 54 | 2,214.695 | 11.95 | 26,466 |
| Band 55 | 32,792.077 | 12.26 | 402,031 |
| Band 56 | 2,069,695.472 | 11.19 | 23,159,892 |
| Band 57 | 135,230.729 | 10.94 | 1,479,424 |
| Band 58 | 6,175.165 | 10.83 | 66,877 |
| Band 59 | 76,963.948 | 10.70 | 823,514 |
| Band 60 | 87,762.682 | 10.99 | 964,512 |
| Band 62 | 3,720.500 | 10.75 | 39,995 |
| Band 64 | 32,211.798 | 10.65 | 343,056 |
| | 64,353,059.857 | | $ 2,370,842,976 |
| **ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 873,586.973 | $ 18.55 | $ 16,205,038 |
| Band 7 | 605.240 | 18.47 | 11,179 |
| Band 10 | 575,997.350 | 18.12 | 10,437,072 |
| Band 11 | 10,086.472 | 18.04 | 181,960 |
| Band 12 | 307,779.491 | 17.95 | 5,524,642 |
| Band 13 | 3,983.362 | 12.92 | 51,465 |
| Band 14 | 137,223.796 | 14.24 | 1,954,067 |
| Band 15 | 592,103.800 | 14.18 | 8,396,032 |
| Band 17 | 202,762.867 | 14.01 | 2,840,708 |
| Band 20 | 1,096,493.518 | 17.78 | 19,495,655 |
| Band 46 | 638,906.539 | 12.55 | 8,018,277 |
| | 4,439,529.408 | | $ 73,116,095 |
| **ING T. Rowe Price Equity Income Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 3,415.703 | $ 33.15 | $ 113,231 |
| Contracts in accumulation period: | | | |
| Band 1 | 41,661.412 | 34.72 | 1,446,484 |
| Band 2 | 444,996.379 | 33.15 | 14,751,630 |
| Band 3 | 5,828.562 | 30.56 | 178,121 |
| Band 4 | 136,499.059 | 31.33 | 4,276,516 |
| Band 5 | 73,409.839 | 30.93 | 2,270,566 |
| Band 6 | 2,820,630.680 | 30.26 | 85,352,284 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Equity Income Portfolio - Service Class (continued)** | | | |
| Band 7 | 1,894,792.418 | $ 29.87 | $ 56,597,450 |
| Band 8 | 1,582,039.721 | 29.23 | 46,243,021 |
| Band 9 | 210,869.974 | 28.85 | 6,083,599 |
| Band 10 | 2,896,142.833 | 28.51 | 82,569,032 |
| Band 11 | 1,647,603.663 | 28.18 | 46,429,471 |
| Band 12 | 469,128.375 | 27.86 | 13,069,917 |
| Band 13 | 1,569,363.240 | 27.54 | 43,220,264 |
| Band 14 | 2,868,133.877 | 26.90 | 77,152,801 |
| Band 15 | 947,023.406 | 26.59 | 25,181,352 |
| Band 16 | 105,843.829 | 25.97 | 2,748,764 |
| Band 17 | 1,829,460.164 | 25.67 | 46,962,242 |
| Band 18 | 50,248.699 | 25.37 | 1,274,809 |
| Band 19 | 167,723.004 | 24.78 | 4,156,176 |
| Band 20 | 1,049,862.102 | 27.22 | 28,577,246 |
| Band 21 | 205,802.904 | 26.28 | 5,408,500 |
| Band 24 | 42.499 | 37.21 | 1,581 |
| Band 25 | 24,527.315 | 33.93 | 832,212 |
| Band 26 | 251,736.011 | 12.26 | 3,086,283 |
| Band 27 | 118,220.074 | 11.98 | 1,416,276 |
| Band 28 | 65,747.872 | 11.84 | 778,455 |
| Band 29 | 83,312.278 | 11.79 | 982,252 |
| Band 30 | 17,170.336 | 11.52 | 197,802 |
| Band 31 | 3,248.916 | 11.38 | 36,973 |
| Band 35 | 20,907.010 | 11.50 | 240,431 |
| Band 36 | 8,902.362 | 11.34 | 100,953 |
| Band 37 | 53,467.687 | 11.23 | 600,442 |
| Band 38 | 549,500.899 | 11.31 | 6,214,855 |
| Band 39 | 79,553.468 | 11.15 | 887,021 |
| Band 40 | 60,737.986 | 11.04 | 670,547 |
| Band 41 | 19,803.095 | 11.53 | 228,330 |
| Band 42 | 24,155.721 | 11.35 | 274,167 |
| Band 43 | 86,745.328 | 11.22 | 973,283 |
| Band 44 | 1,957.657 | 10.91 | 21,358 |
| Band 45 | 1,767.448 | 10.69 | 18,894 |
| Band 46 | 2,208,129.671 | 10.19 | 22,500,841 |
| Band 47 | 305,386.349 | 10.08 | 3,078,294 |
| Band 50 | 1,926.071 | 9.88 | 19,030 |
| Band 51 | 3,661.843 | 9.72 | 35,593 |
| Band 52 | 1,736.959 | 10.08 | 17,509 |
| Band 55 | 20,784.409 | 10.02 | 208,260 |
| Band 56 | 621,098.024 | 9.19 | 5,707,891 |
| Band 57 | 4,264.780 | 8.99 | 38,340 |
| Band 60 | 346.275 | 9.03 | 3,152 |
| | 25,659,318.186 | | $ 643,234,501 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Equity Income Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 344,638.288 | $ 14.36 | $ 4,949,006 |
| Band 8 | 587.266 | 14.16 | 8,316 |
| Band 10 | 241,796.943 | 14.02 | 3,389,993 |
| Band 11 | 28,702.911 | 13.96 | 400,693 |
| Band 12 | 100,537.573 | 13.89 | 1,396,467 |
| Band 13 | 1,283.518 | 10.38 | 13,323 |
| Band 14 | 38,598.602 | 11.27 | 435,006 |
| Band 15 | 197,161.722 | 11.22 | 2,212,155 |
| Band 17 | 84,512.112 | 11.09 | 937,239 |
| Band 20 | 562,129.291 | 13.76 | 7,734,899 |
| Band 46 | 179,965.838 | 10.09 | 1,815,855 |
| | 1,779,914.064 | | $ 23,292,952 |
| **ING T. Rowe Price International Stock Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 7,349.477 | $ 12.15 | $ 89,296 |
| Band 4 | 65,828.235 | 11.94 | 785,989 |
| Band 5 | 46,985.998 | 11.90 | 559,133 |
| Band 6 | 1,461,018.788 | 11.82 | 17,269,242 |
| Band 7 | 772,576.275 | 11.78 | 9,100,949 |
| Band 8 | 735,903.938 | 11.70 | 8,610,076 |
| Band 9 | 149,496.407 | 11.66 | 1,743,128 |
| Band 10 | 1,874,983.782 | 11.63 | 21,806,061 |
| Band 11 | 412,625.891 | 11.59 | 4,782,334 |
| Band 12 | 155,542.269 | 11.55 | 1,796,513 |
| Band 13 | 836,742.334 | 11.51 | 9,630,904 |
| Band 14 | 1,220,197.310 | 11.43 | 13,946,855 |
| Band 15 | 700,849.234 | 11.39 | 7,982,673 |
| Band 16 | 97,008.114 | 11.31 | 1,097,162 |
| Band 17 | 1,009,985.546 | 11.28 | 11,392,637 |
| Band 18 | 10,299.649 | 11.24 | 115,768 |
| Band 19 | 38,594.881 | 11.16 | 430,719 |
| Band 20 | 443,773.379 | 11.47 | 5,090,081 |
| Band 21 | 132,921.188 | 11.35 | 1,508,655 |
| Band 25 | 21,935.531 | 12.23 | 268,272 |
| Band 26 | 74,480.991 | 12.19 | 907,923 |
| Band 27 | 9,655.140 | 11.94 | 115,282 |
| Band 28 | 8,682.173 | 11.82 | 102,623 |
| Band 29 | 9,261.755 | 11.78 | 109,103 |
| Band 30 | 1,819.536 | 11.54 | 20,997 |
| Band 31 | 2,200.635 | 11.43 | 25,153 |
| Band 35 | 5,433.868 | 7.22 | 39,233 |
| Band 38 | 142,426.275 | 9.65 | 1,374,414 |
| Band 39 | 42,481.207 | 7.10 | 301,617 |
| Band 40 | 7,432.867 | 7.06 | 52,476 |
| Band 41 | 2,860.152 | 11.55 | 33,035 |
| Band 42 | 3,054.932 | 11.40 | 34,826 |
| Band 43 | 19,654.382 | 11.28 | 221,701 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price International Stock Portfolio - Service Class (continued)** | | | |
| Band 45 | 1,675.513 | $ 10.90 | $ 18,263 |
| Band 46 | 613,214.796 | 11.20 | 6,868,006 |
| Band 47 | 82,371.621 | 11.08 | 912,678 |
| Band 50 | 14,234.083 | 9.23 | 131,381 |
| Band 51 | 4,856.503 | 9.08 | 44,097 |
| Band 52 | 1,082.486 | 9.42 | 10,197 |
| Band 55 | 283.198 | 9.36 | 2,651 |
| Band 56 | 183,693.508 | 7.01 | 1,287,691 |
| Band 57 | 5,113.184 | 6.86 | 35,076 |
| Band 59 | 617.297 | 6.71 | 4,142 |
| | 11,431,204.328 | | $ 130,659,012 |
| | | | |
| **ING Templeton Global Growth Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 639.796 | $ 22.12 | $ 14,152 |
| Contracts in accumulation period: | | | |
| Band 1 | 3,838.883 | 22.99 | 88,256 |
| Band 2 | 244,877.709 | 22.12 | 5,416,695 |
| Band 3 | 5,317.595 | 20.68 | 109,968 |
| Band 4 | 96,897.285 | 21.06 | 2,040,657 |
| Band 5 | 39,470.542 | 20.83 | 822,171 |
| Band 6 | 1,363,263.734 | 20.46 | 27,892,376 |
| Band 7 | 996,404.577 | 20.23 | 20,157,265 |
| Band 8 | 1,060,964.628 | 19.87 | 21,081,367 |
| Band 9 | 212,918.048 | 19.65 | 4,183,840 |
| Band 10 | 1,437,968.395 | 19.46 | 27,982,865 |
| Band 11 | 641,973.274 | 19.27 | 12,370,825 |
| Band 12 | 248,042.292 | 19.09 | 4,735,127 |
| Band 13 | 877,408.517 | 18.90 | 16,583,021 |
| Band 14 | 1,506,653.145 | 18.53 | 27,918,283 |
| Band 15 | 462,920.259 | 18.35 | 8,494,587 |
| Band 16 | 75,860.365 | 18.00 | 1,365,487 |
| Band 17 | 933,990.035 | 17.82 | 16,643,702 |
| Band 18 | 18,380.090 | 17.65 | 324,409 |
| Band 19 | 68,343.811 | 17.31 | 1,183,031 |
| Band 20 | 488,658.911 | 18.72 | 9,147,695 |
| Band 21 | 119,233.302 | 18.18 | 2,167,661 |
| Band 25 | 15,653.667 | 22.51 | 352,364 |
| Band 26 | 106,557.751 | 11.03 | 1,175,332 |
| Band 27 | 15,654.512 | 10.81 | 169,225 |
| Band 28 | 11,092.426 | 10.70 | 118,689 |
| Band 29 | 25,487.760 | 10.66 | 271,700 |
| Band 30 | 193.999 | 10.44 | 2,025 |
| Band 38 | 147,724.211 | 9.22 | 1,362,017 |
| Band 41 | 12,824.500 | 10.45 | 134,016 |
| Band 42 | 3,404.939 | 10.31 | 35,105 |
| Band 43 | 21,748.667 | 10.20 | 221,836 |
| Band 45 | 1,739.226 | 9.86 | 17,149 |
| Band 46 | 833,153.748 | 9.76 | 8,131,581 |
| Band 47 | 109,732.133 | 9.65 | 1,058,915 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Templeton Global Growth Portfolio - Service Class (continued)** | | | |
| Band 50 | 2,473.898 | $ 8.86 | $ 21,919 |
| Band 56 | 574,989.437 | 8.05 | 4,628,665 |
| Band 57 | 392.709 | 7.87 | 3,091 |
| Band 59 | 2,904.782 | 7.70 | 22,367 |
| Band 60 | 17,121.681 | 7.90 | 135,261 |
| | 12,806,875.239 | | $ 228,584,697 |
| | | | |
| **ING Templeton Global Growth Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 44,283.646 | $ 14.99 | $ 663,812 |
| Band 7 | 542.956 | 14.92 | 8,101 |
| Band 10 | 28,674.021 | 14.64 | 419,788 |
| Band 12 | 30,214.525 | 14.51 | 438,413 |
| Band 13 | 4,964.843 | 9.95 | 49,400 |
| Band 14 | 8,707.302 | 10.34 | 90,034 |
| Band 15 | 28,960.905 | 10.29 | 298,008 |
| Band 17 | 8,621.899 | 10.17 | 87,685 |
| Band 20 | 99,051.780 | 14.37 | 1,423,374 |
| Band 46 | 43,695.744 | 9.66 | 422,101 |
| | 297,717.621 | | $ 3,900,716 |
| | | | |
| **ING Diversified International Fund - Class R** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 31.634 | $ 7.89 | $ 250 |
| Band 38 | 10,595.517 | 7.79 | 82,539 |
| Band 39 | 3,492.453 | 7.71 | 26,927 |
| Band 40 | 2,380.721 | 7.64 | 18,189 |
| | 16,500.325 | | $ 127,905 |
| | | | |
| **ING American Century Small-Mid Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 7,425.670 | $ 17.74 | $ 131,731 |
| Band 36 | 9,354.143 | 17.40 | 162,762 |
| Band 37 | 471.442 | 17.14 | 8,081 |
| Band 38 | 77,473.489 | 18.85 | 1,460,375 |
| Band 39 | 10,335.230 | 18.53 | 191,512 |
| Band 40 | 1,125.106 | 18.30 | 20,589 |
| | 106,185.080 | | $ 1,975,050 |
| | | | |
| **ING Baron Small Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 8,500.098 | $ 13.05 | $ 110,926 |
| Band 4 | 94,226.433 | 12.83 | 1,208,925 |
| Band 5 | 11,720.043 | 12.79 | 149,899 |
| Band 6 | 4,238,575.265 | 12.70 | 53,829,906 |
| Band 7 | 1,007,997.487 | 12.66 | 12,761,248 |
| Band 8 | 2,421,461.588 | 12.57 | 30,437,772 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Baron Small Cap Growth Portfolio - Service Class** (continued) | | | |
| Band 9 | 223,538.429 | $ 12.53 | $ 2,800,937 |
| Band 10 | 5,449,849.503 | 12.49 | 68,068,620 |
| Band 11 | 698,960.170 | 12.44 | 8,695,065 |
| Band 12 | 149,528.917 | 12.40 | 1,854,159 |
| Band 13 | 1,736,449.379 | 12.36 | 21,462,514 |
| Band 14 | 1,745,719.213 | 12.28 | 21,437,432 |
| Band 15 | 1,832,414.374 | 12.23 | 22,410,428 |
| Band 16 | 297,304.042 | 12.15 | 3,612,244 |
| Band 17 | 2,078,863.276 | 12.11 | 25,175,034 |
| Band 18 | 5,376.126 | 12.07 | 64,890 |
| Band 19 | 50,141.830 | 11.99 | 601,201 |
| Band 20 | 523,131.882 | 12.32 | 6,444,985 |
| Band 21 | 94,271.451 | 12.19 | 1,149,169 |
| Band 26 | 177,965.296 | 13.09 | 2,329,566 |
| Band 27 | 33,931.135 | 12.83 | 435,336 |
| Band 28 | 44,462.632 | 12.70 | 564,675 |
| Band 29 | 53,857.780 | 12.66 | 681,839 |
| Band 30 | 3,756.564 | 12.40 | 46,581 |
| Band 31 | 9,306.315 | 12.27 | 114,188 |
| Band 35 | 41,598.256 | 18.76 | 780,383 |
| Band 36 | 9,920.042 | 18.39 | 182,430 |
| Band 37 | 5,084.490 | 18.13 | 92,182 |
| Band 38 | 554,249.157 | 18.30 | 10,142,760 |
| Band 39 | 178,516.854 | 17.99 | 3,211,518 |
| Band 40 | 34,090.655 | 17.76 | 605,450 |
| Band 41 | 18,585.612 | 12.41 | 230,647 |
| Band 42 | 9,373.374 | 12.24 | 114,730 |
| Band 43 | 80,425.300 | 12.12 | 974,755 |
| Band 44 | 651.817 | 11.82 | 7,704 |
| Band 45 | 4,720.089 | 11.70 | 55,225 |
| Band 46 | 2,084,889.941 | 12.03 | 25,081,226 |
| Band 47 | 345,819.923 | 11.90 | 4,115,257 |
| Band 50 | 9,079.677 | 10.95 | 99,422 |
| Band 52 | 2,491.668 | 11.16 | 27,807 |
| Band 53 | 795.808 | 11.01 | 8,762 |
| Band 54 | 748.237 | 10.83 | 8,103 |
| Band 55 | 7,817.994 | 11.10 | 86,780 |
| Band 56 | 317,631.659 | 10.54 | 3,347,838 |
| Band 57 | 10,045.688 | 10.31 | 103,571 |
| Band 59 | 2,724.891 | 10.08 | 27,467 |
| Band 60 | 1,325.427 | 10.35 | 13,718 |
| Band 64 | 2,007.453 | 10.58 | 21,239 |
| | 26,713,903.240 | | $ 335,786,513 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Columbia Small Cap Value II Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 10,255.424 | $ 9.89 | $ 101,426 |
| Band 4 | 51,719.690 | 9.75 | 504,267 |
| Band 5 | 15,465.966 | 9.73 | 150,484 |
| Band 6 | 2,223,917.413 | 9.67 | 21,505,281 |
| Band 7 | 302,379.440 | 9.64 | 2,914,938 |
| Band 8 | 991,484.911 | 9.59 | 9,508,340 |
| Band 9 | 81,679.710 | 9.56 | 780,858 |
| Band 10 | 3,006,945.753 | 9.53 | 28,656,193 |
| Band 11 | 433,173.712 | 9.50 | 4,115,150 |
| Band 12 | 91,439.715 | 9.48 | 866,848 |
| Band 13 | 975,691.228 | 9.45 | 9,220,282 |
| Band 14 | 889,518.876 | 9.39 | 8,352,582 |
| Band 15 | 1,128,871.775 | 9.37 | 10,577,529 |
| Band 16 | 133,336.274 | 9.31 | 1,241,361 |
| Band 17 | 969,197.984 | 9.29 | 9,003,849 |
| Band 18 | 7,570.473 | 9.26 | 70,103 |
| Band 19 | 18,851.916 | 9.21 | 173,626 |
| Band 20 | 344,969.565 | 9.42 | 3,249,613 |
| Band 21 | 70,884.503 | 9.34 | 662,061 |
| Band 26 | 74,976.494 | 9.92 | 743,767 |
| Band 27 | 48,409.337 | 9.75 | 471,991 |
| Band 28 | 4,484.387 | 9.67 | 43,364 |
| Band 29 | 9,465.731 | 9.64 | 91,250 |
| Band 30 | 4,895.396 | 9.48 | 46,408 |
| Band 31 | 26.543 | 9.39 | 249 |
| Band 38 | 69,726.068 | 10.85 | 756,528 |
| Band 41 | 3,298.382 | 9.48 | 31,269 |
| Band 42 | 24,994.136 | 9.37 | 234,195 |
| Band 43 | 35,741.573 | 9.29 | 332,039 |
| Band 46 | 987,514.030 | 9.23 | 9,114,754 |
| Band 47 | 268,406.142 | 9.15 | 2,455,916 |
| Band 50 | 7,436.122 | 10.43 | 77,559 |
| Band 51 | 724.153 | 10.25 | 7,423 |
| Band 53 | 1,703.244 | 10.49 | 17,867 |
| Band 54 | 1,504.182 | 10.31 | 15,508 |
| Band 55 | 8,721.519 | 10.58 | 92,274 |
| Band 56 | 123,084.459 | 10.42 | 1,282,540 |
| Band 57 | 4,853.379 | 10.19 | 49,456 |
| Band 59 | 997.190 | 9.97 | 9,942 |
| Band 60 | 670.692 | 10.24 | 6,868 |
| | 13,428,987.487 | | $ 127,535,958 |

## ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
## Notes to Financial Statements

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Davis New York Venture Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 23,282.281 | $ 9.46 | $ 220,250 |
| Band 4 | 123,908.074 | 9.31 | 1,153,584 |
| Band 5 | 24,920.446 | 9.29 | 231,511 |
| Band 6 | 3,608,516.375 | 9.23 | 33,306,606 |
| Band 7 | 575,208.092 | 9.20 | 5,291,914 |
| Band 8 | 1,898,290.963 | 9.14 | 17,350,379 |
| Band 9 | 409,116.473 | 9.12 | 3,731,142 |
| Band 10 | 6,969,873.996 | 9.09 | 63,356,155 |
| Band 11 | 819,616.159 | 9.06 | 7,425,722 |
| Band 12 | 127,463.096 | 9.03 | 1,150,992 |
| Band 13 | 1,402,454.409 | 9.00 | 12,622,090 |
| Band 14 | 2,062,835.037 | 8.95 | 18,462,374 |
| Band 15 | 2,253,088.565 | 8.92 | 20,097,550 |
| Band 16 | 244,972.670 | 8.86 | 2,170,458 |
| Band 17 | 1,580,035.638 | 8.84 | 13,967,515 |
| Band 18 | 8,329.495 | 8.81 | 73,383 |
| Band 19 | 31,922.966 | 8.75 | 279,326 |
| Band 20 | 450,004.320 | 8.97 | 4,036,539 |
| Band 21 | 162,749.093 | 8.89 | 1,446,839 |
| Band 25 | 4,911.495 | 9.52 | 46,757 |
| Band 26 | 125,852.223 | 9.49 | 1,194,338 |
| Band 27 | 140,679.874 | 9.31 | 1,309,730 |
| Band 28 | 34,482.355 | 9.23 | 318,272 |
| Band 29 | 20,845.048 | 9.20 | 191,774 |
| Band 30 | 219.864 | 9.03 | 1,985 |
| Band 34 | 61.759 | 8.60 | 531 |
| Band 35 | 4,098.027 | 11.12 | 45,570 |
| Band 36 | 4,003.610 | 10.90 | 43,639 |
| Band 38 | 224,021.742 | 12.49 | 2,798,032 |
| Band 39 | 17,505.625 | 12.28 | 214,969 |
| Band 40 | 2,824.989 | 12.12 | 34,239 |
| Band 41 | 13,355.288 | 9.03 | 120,598 |
| Band 42 | 5,968.488 | 8.92 | 53,239 |
| Band 43 | 128,172.712 | 8.84 | 1,133,047 |
| Band 45 | 4,376.667 | 8.56 | 37,464 |
| Band 46 | 2,549,164.934 | 8.78 | 22,381,668 |
| Band 47 | 212,174.820 | 8.70 | 1,845,921 |
| Band 50 | 15,793.986 | 9.17 | 144,831 |
| Band 51 | 3,198.896 | 9.02 | 28,854 |
| Band 52 | 1,050.928 | 9.35 | 9,826 |
| Band 54 | 3,333.485 | 9.07 | 30,235 |
| Band 55 | 10,721.405 | 9.30 | 99,709 |
| Band 56 | 477,083.367 | 8.62 | 4,112,459 |
| Band 57 | 15,035.177 | 8.43 | 126,747 |
| Band 59 | 7,377.499 | 8.24 | 60,791 |
| Band 60 | 720.676 | 8.46 | 6,097 |
| | 26,803,623.087 | | $ 242,765,651 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Global Bond Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 162,288.095 | $ 13.90 | $ 2,255,805 |
| Band 36 | 29,156.778 | 13.72 | 400,031 |
| Band 37 | 5,912.219 | 13.58 | 80,288 |
| Band 38 | 364,021.974 | 13.67 | 4,976,180 |
| Band 39 | 71,966.398 | 13.49 | 970,827 |
| Band 40 | 18,462.515 | 13.35 | 246,475 |
| | 651,807.979 | | $ 8,929,606 |
| | | | |
| **ING Invesco Van Kampen Comstock Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 993.326 | $ 10.42 | $ 10,350 |
| Band 4 | 105,906.352 | 12.64 | 1,338,656 |
| Band 5 | 18,080.695 | 12.05 | 217,872 |
| Band 6 | 2,213,852.437 | 11.93 | 26,411,260 |
| Band 7 | 355,315.232 | 11.87 | 4,217,592 |
| Band 8 | 847,673.378 | 11.76 | 9,968,639 |
| Band 9 | 179,157.647 | 11.70 | 2,096,144 |
| Band 10 | 2,465,573.747 | 11.64 | 28,699,278 |
| Band 11 | 328,673.465 | 11.59 | 3,809,325 |
| Band 12 | 320,523.246 | 11.53 | 3,695,633 |
| Band 13 | 596,556.861 | 11.47 | 6,842,507 |
| Band 14 | 838,813.913 | 10.58 | 8,874,651 |
| Band 15 | 1,385,160.223 | 11.31 | 15,666,162 |
| Band 16 | 47,883.005 | 9.50 | 454,889 |
| Band 17 | 1,128,818.925 | 10.41 | 11,751,005 |
| Band 18 | 13,290.310 | 9.63 | 127,986 |
| Band 19 | 21,515.176 | 10.13 | 217,949 |
| Band 20 | 1,958,358.496 | 11.42 | 22,364,454 |
| Band 21 | 72,634.210 | 10.33 | 750,311 |
| Band 26 | 168,304.142 | 12.47 | 2,098,753 |
| Band 27 | 96,407.210 | 12.11 | 1,167,491 |
| Band 28 | 34,193.064 | 11.93 | 407,923 |
| Band 29 | 19,272.781 | 11.87 | 228,768 |
| Band 30 | 3,803.193 | 11.53 | 43,851 |
| Band 31 | 944.790 | 11.36 | 10,733 |
| Band 35 | 27,320.050 | 12.72 | 347,511 |
| Band 36 | 12,507.215 | 12.47 | 155,965 |
| Band 37 | 13,438.557 | 12.29 | 165,160 |
| Band 38 | 204,360.442 | 13.45 | 2,748,648 |
| Band 39 | 53,871.580 | 13.23 | 712,721 |
| Band 40 | 8,774.414 | 13.06 | 114,594 |
| Band 41 | 12,105.620 | 12.12 | 146,720 |
| Band 42 | 7,252.298 | 11.92 | 86,447 |
| Band 43 | 69,240.059 | 11.77 | 814,955 |
| Band 45 | 4,252.938 | 9.96 | 42,359 |
| Band 46 | 1,495,565.710 | 9.40 | 14,058,318 |
| Band 47 | 81,042.508 | 9.50 | 769,904 |
| Band 51 | 1,407.979 | 9.08 | 12,784 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Invesco Van Kampen Comstock Portfolio - Service Class (continued)** | | | |
| Band 55 | 1,699.142 | $ 9.36 | $ 15,904 |
| Band 56 | 146,146.333 | 9.17 | 1,340,162 |
| Band 57 | 11,422.870 | 8.97 | 102,463 |
| | 15,372,113.539 | | $ 173,106,797 |
| **ING Invesco Van Kampen Equity and Income Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 107,529.680 | $ 12.73 | $ 1,368,853 |
| Band 36 | 4,112.111 | 12.56 | 51,648 |
| Band 37 | 4,783.928 | 12.43 | 59,464 |
| Band 38 | 5,754.542 | 12.52 | 72,047 |
| Band 39 | 725.521 | 12.35 | 8,960 |
| | 122,905.782 | | $ 1,560,972 |
| **ING Invesco Van Kampen Equity and Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 3,368.053 | $ 12.31 | $ 41,461 |
| Band 4 | 118,186.699 | 12.10 | 1,430,059 |
| Band 5 | 18,326.750 | 12.06 | 221,021 |
| Band 6 | 2,270,526.914 | 11.98 | 27,200,912 |
| Band 7 | 590,503.282 | 11.94 | 7,050,609 |
| Band 8 | 795,736.103 | 11.86 | 9,437,430 |
| Band 9 | 162,093.004 | 11.82 | 1,915,939 |
| Band 10 | 2,714,885.767 | 11.78 | 31,981,354 |
| Band 11 | 590,475.788 | 11.74 | 6,932,186 |
| Band 12 | 148,294.776 | 11.70 | 1,735,049 |
| Band 13 | 959,335.975 | 11.66 | 11,185,857 |
| Band 14 | 1,183,847.601 | 11.58 | 13,708,955 |
| Band 15 | 1,074,102.731 | 11.54 | 12,395,146 |
| Band 16 | 210,351.779 | 11.46 | 2,410,631 |
| Band 17 | 812,766.392 | 11.42 | 9,281,792 |
| Band 18 | 12,099.260 | 11.38 | 137,690 |
| Band 19 | 46,681.610 | 11.31 | 527,969 |
| Band 20 | 472,601.005 | 11.62 | 5,491,624 |
| Band 21 | 66,965.826 | 11.50 | 770,107 |
| Band 25 | 32,245.941 | 10.43 | 336,325 |
| Band 26 | 146,042.600 | 12.35 | 1,803,626 |
| Band 27 | 77,140.264 | 12.10 | 933,397 |
| Band 28 | 20,815.465 | 11.98 | 249,369 |
| Band 29 | 52,923.602 | 11.94 | 631,908 |
| Band 30 | 15,909.611 | 11.70 | 186,142 |
| Band 31 | 334.484 | 11.58 | 3,873 |
| Band 35 | 132,396.886 | 12.81 | 1,696,004 |
| Band 36 | 33,236.739 | 12.55 | 417,121 |
| Band 37 | 31,974.025 | 12.36 | 395,199 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Invesco Van Kampen Equity and Income Portfolio - Service Class (continued)** | | | |
| Band 38 | 513,413.757 | $ 15.16 | $ 7,783,353 |
| Band 39 | 69,648.511 | 14.90 | 1,037,763 |
| Band 40 | 78,975.387 | 14.71 | 1,161,728 |
| Band 41 | 2,690.091 | 11.70 | 31,474 |
| Band 42 | 2,946.845 | 11.55 | 34,036 |
| Band 43 | 17,710.028 | 11.43 | 202,426 |
| Band 45 | 1,261.039 | 11.04 | 13,922 |
| Band 46 | 855,353.183 | 11.34 | 9,699,705 |
| Band 47 | 91,291.381 | 11.23 | 1,025,202 |
| Band 49 | 63,894.960 | 9.68 | 618,503 |
| Band 51 | 825.362 | 9.18 | 7,577 |
| Band 53 | 1,768.884 | 9.36 | 16,557 |
| Band 55 | 1,703.056 | 9.42 | 16,043 |
| Band 56 | 177,750.985 | 10.02 | 1,781,065 |
| Band 57 | 14,052.493 | 9.80 | 137,714 |
| Band 58 | 1,612.757 | 9.70 | 15,644 |
| | 14,689,067.651 | | $ 174,091,467 |
| | | | |
| **ING JPMorgan Mid Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 2,028.002 | $ 10.58 | $ 21,456 |
| Band 4 | 80,922.303 | 16.33 | 1,321,461 |
| Band 5 | 855.181 | 17.42 | 14,897 |
| Band 6 | 1,622,804.401 | 10.42 | 16,909,622 |
| Band 7 | 246,209.872 | 17.16 | 4,224,961 |
| Band 8 | 628,779.181 | 10.36 | 6,514,152 |
| Band 9 | 110,797.648 | 16.91 | 1,873,588 |
| Band 10 | 1,941,143.471 | 13.70 | 26,593,666 |
| Band 11 | 414,336.508 | 10.30 | 4,267,666 |
| Band 12 | 60,592.816 | 10.28 | 622,894 |
| Band 13 | 324,403.046 | 16.58 | 5,378,603 |
| Band 14 | 914,221.172 | 10.23 | 9,352,483 |
| Band 15 | 568,733.088 | 16.34 | 9,293,099 |
| Band 16 | 50,785.728 | 10.17 | 516,491 |
| Band 17 | 1,226,654.871 | 10.15 | 12,450,547 |
| Band 19 | 25,507.968 | 13.07 | 333,389 |
| Band 20 | 221,392.127 | 13.49 | 2,986,580 |
| Band 21 | 49,201.240 | 13.33 | 655,853 |
| Band 26 | 72,812.438 | 18.02 | 1,312,080 |
| Band 27 | 71,532.503 | 17.50 | 1,251,819 |
| Band 28 | 23,968.178 | 17.24 | 413,211 |
| Band 29 | 9,434.839 | 17.16 | 161,902 |
| Band 30 | 1,132.830 | 16.66 | 18,873 |
| Band 31 | 1,859.192 | 16.42 | 30,528 |
| Band 35 | 32,270.908 | 18.38 | 593,139 |
| Band 36 | 21,703.027 | 18.02 | 391,089 |
| Band 37 | 4,806.851 | 17.76 | 85,370 |
| Band 38 | 231,352.257 | 17.35 | 4,013,962 |
| Band 39 | 66,869.461 | 17.06 | 1,140,793 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Mid Cap Value Portfolio - Service Class (continued)** | | | |
| Band 40 | 16,453.825 | $ 16.84 | $ 277,082 |
| Band 41 | 10,581.402 | 15.66 | 165,705 |
| Band 42 | 4,629.297 | 15.40 | 71,291 |
| Band 43 | 25,363.135 | 15.20 | 385,520 |
| Band 46 | 817,171.869 | 10.11 | 8,261,608 |
| Band 47 | 140,398.171 | 10.05 | 1,411,002 |
| Band 51 | 666.522 | 10.15 | 6,765 |
| Band 55 | 4,380.056 | 10.36 | 45,377 |
| Band 56 | 219,915.805 | 10.52 | 2,313,514 |
| Band 57 | 9,415.086 | 10.31 | 97,070 |
| Band 59 | 4,034.945 | 10.10 | 40,753 |
| Band 60 | 1,205.956 | 10.34 | 12,470 |
| | 10,281,327.176 | | $ 125,832,331 |
| | | | |
| **ING Oppenheimer Global Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 5,020.555 | $ 12.45 | $ 62,506 |
| Band 7 | 3,230.078 | 12.28 | 39,665 |
| Band 9 | 40,223.653 | 12.16 | 489,120 |
| Band 10 | 6,595.628 | 12.11 | 79,873 |
| Band 13 | 5,503.371 | 11.99 | 65,985 |
| Band 15 | 14,413.454 | 11.87 | 171,088 |
| Band 20 | 2,469.772 | 11.95 | 29,514 |
| Band 21 | 5,461.308 | 11.83 | 64,607 |
| Band 26 | 88,891.527 | 12.70 | 1,128,922 |
| Band 27 | 44,822.844 | 12.45 | 558,044 |
| Band 28 | 25,573.373 | 12.32 | 315,064 |
| Band 29 | 2,031.654 | 12.28 | 24,949 |
| Band 30 | 1,222.372 | 12.03 | 14,705 |
| Band 35 | 53,124.200 | 12.88 | 684,240 |
| Band 36 | 3,726.186 | 12.70 | 47,323 |
| Band 38 | 69,608.752 | 12.66 | 881,247 |
| Band 39 | 15,175.531 | 12.49 | 189,542 |
| Band 40 | 1,272.083 | 12.36 | 15,723 |
| Band 41 | 114.395 | 12.04 | 1,377 |
| Band 42 | 773.797 | 11.87 | 9,185 |
| | 389,254.533 | | $ 4,872,679 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
Notes to Financial Statements

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 207.356 | $ 12.43 | $ 2,577 |
| Band 4 | 82,782.735 | 14.74 | 1,220,218 |
| Band 5 | 10,913.955 | 13.97 | 152,468 |
| Band 6 | 1,397,045.272 | 12.10 | 16,904,248 |
| Band 7 | 194,956.172 | 13.77 | 2,684,546 |
| Band 8 | 663,515.598 | 11.98 | 7,948,917 |
| Band 9 | 108,606.578 | 13.57 | 1,473,791 |
| Band 10 | 1,458,989.740 | 12.13 | 17,697,546 |
| Band 11 | 152,743.032 | 11.86 | 1,811,532 |
| Band 12 | 43,198.898 | 11.82 | 510,611 |
| Band 13 | 384,623.028 | 13.31 | 5,119,333 |
| Band 14 | 730,089.173 | 11.70 | 8,542,043 |
| Band 15 | 694,916.641 | 13.11 | 9,110,357 |
| Band 16 | 55,794.157 | 11.58 | 646,096 |
| Band 17 | 853,743.688 | 11.54 | 9,852,202 |
| Band 18 | 16,581.350 | 11.50 | 190,686 |
| Band 19 | 29,078.477 | 11.57 | 336,438 |
| Band 20 | 224,975.212 | 11.94 | 2,686,204 |
| Band 21 | 74,641.299 | 11.80 | 880,767 |
| Band 26 | 135,350.656 | 14.46 | 1,957,170 |
| Band 27 | 25,565.645 | 14.04 | 358,942 |
| Band 28 | 13,450.197 | 13.84 | 186,151 |
| Band 29 | 104,656.551 | 13.77 | 1,441,121 |
| Band 30 | 5,011.622 | 13.37 | 67,005 |
| Band 31 | 932.472 | 13.17 | 12,281 |
| Band 34 | 143.529 | 12.37 | 1,775 |
| Band 35 | 113,911.700 | 14.74 | 1,679,058 |
| Band 36 | 28,807.757 | 14.46 | 416,560 |
| Band 37 | 22,130.827 | 14.25 | 315,364 |
| Band 38 | 503,381.997 | 15.74 | 7,923,233 |
| Band 39 | 147,658.047 | 15.47 | 2,284,270 |
| Band 40 | 65,227.701 | 15.28 | 996,679 |
| Band 41 | 10,928.966 | 14.13 | 154,426 |
| Band 42 | 3,931.713 | 13.90 | 54,651 |
| Band 43 | 29,282.554 | 13.72 | 401,757 |
| Band 44 | 369.962 | 11.78 | 4,358 |
| Band 45 | 4,724.142 | 11.55 | 54,564 |
| Band 46 | 686,865.736 | 11.46 | 7,871,481 |
| Band 47 | 105,921.249 | 11.34 | 1,201,147 |
| Band 50 | 4,651.286 | 9.91 | 46,094 |
| Band 51 | 885.500 | 9.74 | 8,625 |
| Band 52 | 522.290 | 10.10 | 5,275 |
| Band 55 | 175.325 | 10.05 | 1,762 |
| Band 56 | 141,435.669 | 8.83 | 1,248,877 |
| Band 60 | 68.005 | 8.68 | 590 |
| | 9,333,393.459 | | $ 116,463,796 |

| | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING PIMCO Total Return Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 35 | 76,398.050 | $ | 15.82 | $ | 1,208,617 |
| Band 36 | 9,168.462 | | 15.51 | | 142,203 |
| Band 37 | 3,242.840 | | 15.29 | | 49,583 |
| Band 38 | 263,140.940 | | 14.28 | | 3,757,653 |
| Band 39 | 44,285.090 | | 14.04 | | 621,763 |
| Band 40 | 33,947.278 | | 13.86 | | 470,509 |
| | 430,182.660 | | | $ | 6,250,328 |
| **ING Solution 2015 Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 35 | 42,404.531 | $ | 11.73 | $ | 497,405 |
| Band 36 | 2,846.317 | | 11.57 | | 32,932 |
| Band 37 | 27,943.526 | | 11.45 | | 319,953 |
| Band 38 | 940,655.267 | | 11.53 | | 10,845,755 |
| Band 39 | 181,716.621 | | 11.38 | | 2,067,935 |
| Band 40 | 110,713.639 | | 11.26 | | 1,246,636 |
| | 1,306,279.901 | | | $ | 15,010,616 |
| **ING Solution 2025 Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 35 | 34,943.072 | $ | 11.30 | $ | 394,857 |
| Band 36 | 2,901.700 | | 11.15 | | 32,354 |
| Band 38 | 1,202,541.847 | | 11.12 | | 13,372,265 |
| Band 39 | 134,364.190 | | 10.97 | | 1,473,975 |
| Band 40 | 104,126.955 | | 10.86 | | 1,130,819 |
| | 1,478,877.764 | | | $ | 16,404,270 |
| **ING Solution 2035 Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 35 | 6,919.382 | $ | 11.27 | $ | 77,981 |
| Band 36 | 22,539.897 | | 11.12 | | 250,644 |
| Band 38 | 621,340.184 | | 11.08 | | 6,884,449 |
| Band 39 | 100,522.510 | | 10.93 | | 1,098,711 |
| Band 40 | 135,528.412 | | 10.82 | | 1,466,417 |
| | 886,850.385 | | | $ | 9,778,202 |
| **ING Solution 2045 Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 35 | 2,128.096 | $ | 11.23 | $ | 23,899 |
| Band 38 | 37,701.621 | | 11.04 | | 416,226 |
| Band 39 | 15,908.784 | | 10.89 | | 173,247 |
| Band 40 | 48,055.168 | | 10.78 | | 518,035 |
| | 103,793.669 | | | $ | 1,131,407 |
| **ING Solution Income Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 35 | 10,407.071 | $ | 11.99 | $ | 124,781 |
| Band 36 | 4,834.088 | | 11.83 | | 57,187 |
| Band 38 | 394,047.159 | | 11.79 | | 4,645,816 |
| Band 39 | 49,961.070 | | 11.64 | | 581,547 |
| Band 40 | 56,059.082 | | 11.52 | | 645,801 |
| | 515,308.470 | | | $ | 6,055,132 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
Notes to Financial Statements

|  | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio -** | | | |
| **Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 38,795.369 | $ 13.78 | $ 534,600 |
| Band 36 | 7,328.533 | 13.50 | 98,935 |
| Band 37 | 3,264.698 | 13.30 | 43,420 |
| Band 38 | 389,029.692 | 16.50 | 6,418,990 |
| Band 39 | 119,490.255 | 16.22 | 1,938,132 |
| Band 40 | 18,548.613 | 16.02 | 297,149 |
|  | 576,457.160 | | $ 9,331,226 |
| | | | |
| **ING T. Rowe Price Growth Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 1,831.751 | $ 9.27 | $ 16,980 |
| Band 4 | 44,456.739 | 9.16 | 407,224 |
| Band 5 | 6,056.461 | 9.14 | 55,356 |
| Band 6 | 1,806,950.460 | 9.10 | 16,443,249 |
| Band 7 | 460,502.159 | 9.07 | 4,176,755 |
| Band 8 | 872,881.435 | 9.03 | 7,882,119 |
| Band 9 | 84,576.443 | 9.01 | 762,034 |
| Band 10 | 2,227,872.097 | 8.99 | 20,028,570 |
| Band 11 | 474,260.747 | 8.97 | 4,254,119 |
| Band 12 | 95,001.587 | 8.94 | 849,314 |
| Band 13 | 659,446.298 | 8.92 | 5,882,261 |
| Band 14 | 900,601.244 | 8.88 | 7,997,339 |
| Band 15 | 959,910.570 | 8.86 | 8,504,808 |
| Band 16 | 65,714.442 | 8.82 | 579,601 |
| Band 17 | 974,351.451 | 8.80 | 8,574,293 |
| Band 18 | 3,070.736 | 8.78 | 26,961 |
| Band 19 | 44,906.411 | 8.73 | 392,033 |
| Band 20 | 388,191.626 | 8.90 | 3,454,905 |
| Band 21 | 60,388.876 | 8.84 | 533,838 |
| Band 26 | 39,287.325 | 9.29 | 364,979 |
| Band 27 | 33,855.940 | 9.16 | 310,120 |
| Band 28 | 8,722.164 | 9.09 | 79,284 |
| Band 29 | 17,986.448 | 9.07 | 163,137 |
| Band 30 | 3,448.314 | 8.94 | 30,828 |
| Band 31 | 1,158.791 | 8.88 | 10,290 |
| Band 35 | 64,598.804 | 12.50 | 807,485 |
| Band 36 | 11,669.014 | 12.25 | 142,945 |
| Band 37 | 13,848.988 | 12.07 | 167,157 |
| Band 38 | 232,112.793 | 14.47 | 3,358,672 |
| Band 39 | 37,573.330 | 14.23 | 534,668 |
| Band 40 | 7,939.527 | 14.05 | 111,550 |
| Band 41 | 7,443.084 | 8.95 | 66,616 |
| Band 42 | 3,262.756 | 8.86 | 28,908 |
| Band 43 | 23,768.058 | 8.80 | 209,159 |
| Band 46 | 777,222.135 | 8.75 | 6,800,694 |
| Band 47 | 89,433.144 | 8.69 | 777,174 |
| Band 50 | 948.633 | 8.93 | 8,471 |
| Band 51 | 1,217.095 | 8.80 | 10,710 |

|  | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Growth Equity Portfolio - Service Class (continued)** |  |  |  |
| Band 52 | 802.910 | $ 9.08 | $ 7,290 |
| Band 55 | 6,431.549 | 9.03 | 58,077 |
| Band 56 | 100,095.638 | 9.52 | 952,910 |
| Band 59 | 2,336.485 | 9.11 | 21,285 |
|  | 11,616,134.458 |  | $ 105,844,168 |
| **ING Templeton Foreign Equity Portfolio - Service Class** |  |  |  |
| Contracts in accumulation period: |  |  |  |
| Band 2 | 9,533.591 | $ 9.17 | $ 87,423 |
| Band 4 | 88,234.884 | 9.04 | 797,643 |
| Band 5 | 8,969.333 | 9.02 | 80,903 |
| Band 6 | 2,688,868.390 | 8.96 | 24,092,261 |
| Band 7 | 719,049.898 | 8.94 | 6,428,306 |
| Band 8 | 1,453,309.873 | 8.89 | 12,919,925 |
| Band 9 | 176,179.394 | 8.86 | 1,560,949 |
| Band 10 | 4,301,972.394 | 8.84 | 38,029,436 |
| Band 11 | 633,450.827 | 8.81 | 5,580,702 |
| Band 12 | 107,339.147 | 8.79 | 943,511 |
| Band 13 | 1,390,249.573 | 8.76 | 12,178,586 |
| Band 14 | 2,731,607.935 | 8.71 | 23,792,305 |
| Band 15 | 1,619,837.690 | 8.68 | 14,060,191 |
| Band 16 | 145,162.767 | 8.63 | 1,252,755 |
| Band 17 | 1,825,886.449 | 8.61 | 15,720,882 |
| Band 18 | 4,280.058 | 8.58 | 36,723 |
| Band 19 | 161,761.876 | 8.53 | 1,379,829 |
| Band 20 | 803,127.022 | 8.73 | 7,011,299 |
| Band 21 | 85,369.497 | 8.66 | 739,300 |
| Band 26 | 127,249.675 | 9.20 | 1,170,697 |
| Band 27 | 50,839.326 | 9.04 | 459,588 |
| Band 28 | 32,587.417 | 8.96 | 291,983 |
| Band 29 | 40,594.800 | 8.94 | 362,918 |
| Band 30 | 1,078.347 | 8.78 | 9,468 |
| Band 31 | 2,312.195 | 8.71 | 20,139 |
| Band 35 | 39,688.207 | 7.73 | 306,790 |
| Band 36 | 1,050.023 | 7.68 | 8,064 |
| Band 37 | 8,706.012 | 7.63 | 66,427 |
| Band 38 | 271,008.054 | 9.78 | 2,650,459 |
| Band 39 | 59,579.679 | 7.60 | 452,806 |
| Band 40 | 59,068.917 | 7.56 | 446,561 |
| Band 41 | 11,687.464 | 8.79 | 102,733 |
| Band 42 | 17,749.307 | 8.69 | 154,241 |
| Band 43 | 46,426.269 | 8.61 | 399,730 |
| Band 46 | 1,488,691.502 | 8.56 | 12,743,199 |
| Band 47 | 224,775.772 | 8.48 | 1,906,099 |
| Band 51 | 756.798 | 9.21 | 6,970 |
| Band 55 | 13,602.262 | 9.49 | 129,085 |
| Band 56 | 277,775.721 | 7.31 | 2,030,541 |
| Band 57 | 13,154.055 | 7.15 | 94,051 |
| Band 58 | 1,148.898 | 7.08 | 8,134 |
| Band 60 | 866.967 | 7.18 | 6,225 |
|  | 21,744,588.265 |  | $ 190,519,837 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Thornburg Value Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 3,896.990 | $  11.76 | $  45,829 |
| Band 7 | 109.934 | 8.35 | 918 |
| Band 9 | 11,497.012 | 8.22 | 94,505 |
| Band 10 | 394.111 | 10.30 | 4,059 |
| Band 13 | 8,545.162 | 8.04 | 68,703 |
| Band 15 | 8,588.425 | 7.91 | 67,934 |
| Band 21 | 1,082.814 | 10.03 | 10,861 |
| Band 26 | 14,284.640 | 8.80 | 125,705 |
| Band 27 | 35,646.397 | 8.52 | 303,707 |
| Band 28 | 18,530.452 | 8.39 | 155,470 |
| Band 29 | 421.648 | 8.35 | 3,521 |
| Band 30 | 1,678.021 | 8.08 | 13,558 |
| | 104,675.606 | | $  894,770 |
| | | | |
| **ING Thornburg Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 3,968.779 | $  9.58 | $  38,021 |
| Band 6 | 32,576.852 | 9.50 | 309,480 |
| Band 7 | 21,392.594 | 9.48 | 202,802 |
| Band 8 | 27,922.657 | 9.43 | 263,311 |
| Band 9 | 1,930.469 | 9.40 | 18,146 |
| Band 10 | 74,568.953 | 9.38 | 699,457 |
| Band 11 | 17,669.101 | 9.35 | 165,206 |
| Band 12 | 4,095.061 | 9.32 | 38,166 |
| Band 13 | 36,259.701 | 9.30 | 337,215 |
| Band 14 | 46,848.635 | 9.25 | 433,350 |
| Band 15 | 20,634.086 | 9.22 | 190,246 |
| Band 16 | 4,129.341 | 9.17 | 37,866 |
| Band 17 | 26,114.572 | 9.15 | 238,948 |
| Band 18 | 1,015.073 | 9.12 | 9,257 |
| Band 19 | 6,303.452 | 9.07 | 57,172 |
| Band 20 | 16,098.190 | 9.27 | 149,230 |
| Band 35 | 32,197.849 | 9.73 | 313,285 |
| Band 36 | 4,497.639 | 9.53 | 42,862 |
| Band 37 | 1,750.537 | 9.39 | 16,438 |
| Band 38 | 156,128.707 | 12.38 | 1,932,873 |
| Band 39 | 27,860.325 | 12.18 | 339,339 |
| Band 40 | 2,922.818 | 12.02 | 35,132 |
| Band 46 | 33,141.089 | 9.10 | 301,584 |
| Band 47 | 10,951.726 | 9.02 | 98,785 |
| Band 51 | 3,198.014 | 9.15 | 29,262 |
| Band 55 | 5,472.776 | 9.43 | 51,608 |
| | 619,648.996 | | $  6,349,041 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING UBS U.S. Large Cap Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 2,299.647 | $ 10.58 | $ 24,330 |
| Band 4 | 25,482.067 | 11.18 | 284,890 |
| Band 5 | 327.579 | 10.36 | 3,394 |
| Band 6 | 54,595.907 | 10.29 | 561,792 |
| Band 7 | 12,910.321 | 11.01 | 142,143 |
| Band 8 | 40,300.569 | 10.19 | 410,663 |
| Band 9 | 5,824.919 | 10.88 | 63,375 |
| Band 10 | 49,324.033 | 10.84 | 534,673 |
| Band 11 | 7,314.109 | 10.09 | 73,799 |
| Band 12 | 3,218.628 | 10.05 | 32,347 |
| Band 13 | 26,870.148 | 10.71 | 287,779 |
| Band 14 | 9,571.763 | 9.95 | 95,239 |
| Band 15 | 38,222.536 | 10.59 | 404,777 |
| Band 16 | 1,156.726 | 9.85 | 11,394 |
| Band 17 | 48,922.448 | 9.81 | 479,929 |
| Band 20 | 4,006.761 | 10.67 | 42,752 |
| Band 21 | 13,220.677 | 10.54 | 139,346 |
| Band 26 | 3,829.089 | 11.44 | 43,805 |
| Band 27 | 645.238 | 11.18 | 7,214 |
| Band 28 | 1,955.485 | 11.05 | 21,608 |
| Band 29 | 1,758.583 | 11.00 | 19,344 |
| Band 35 | 14,242.801 | 10.70 | 152,398 |
| Band 37 | 12,806.452 | 10.33 | 132,291 |
| Band 38 | 42,401.533 | 12.98 | 550,372 |
| Band 39 | 5,871.552 | 12.77 | 74,980 |
| Band 40 | 5,423.255 | 12.60 | 68,333 |
| Band 41 | 8,058.546 | 10.76 | 86,710 |
| Band 42 | 962.874 | 10.59 | 10,197 |
| Band 43 | 5,894.716 | 10.47 | 61,718 |
| Band 46 | 24,335.595 | 9.75 | 237,272 |
| Band 47 | 14,495.182 | 9.65 | 139,879 |
| | 486,249.739 | | $ 5,198,743 |
| | | | |
| **ING Strategic Allocation Conservative Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 6,083.199 | $ 14.81 | $ 90,092 |
| Band 36 | 16,105.214 | 14.61 | 235,297 |
| Band 38 | 54,811.280 | 14.56 | 798,052 |
| Band 39 | 11,203.336 | 14.37 | 160,992 |
| Band 40 | 81.219 | 14.22 | 1,155 |
| | 88,284.248 | | $ 1,285,588 |
| | | | |
| **ING Strategic Allocation Growth Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 3,671.277 | $ 15.33 | $ 56,281 |
| Band 38 | 6,970.781 | 15.08 | 105,119 |
| Band 39 | 6,583.910 | 14.88 | 97,969 |
| Band 40 | 13,612.221 | 14.73 | 200,508 |
| | 30,838.189 | | $ 459,877 |

| | Units | Unit Value | Extended Value |
|---|---:|---:|---:|
| **ING Strategic Allocation Moderate Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 7,191.815 | $ 15.07 | $ 108,381 |
| Band 36 | 3,343.452 | 14.87 | 49,717 |
| Band 37 | 2,772.370 | 14.72 | 40,809 |
| Band 38 | 39,851.170 | 14.82 | 590,594 |
| Band 39 | 6,331.875 | 14.62 | 92,572 |
| Band 40 | 6,274.703 | 14.47 | 90,795 |
| | 65,765.385 | | $ 972,868 |
| | | | |
| **ING Growth and Income Portfolio - Class A** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 40,538.230 | $ 9.60 | $ 389,167 |
| Band 4 | 1,026,100.348 | 9.58 | 9,830,041 |
| Band 5 | 53,907.024 | 9.58 | 516,429 |
| Band 6 | 19,736,036.996 | 9.57 | 188,873,874 |
| Band 7 | 5,571,490.671 | 9.56 | 53,263,451 |
| Band 8 | 8,647,939.390 | 9.55 | 82,587,821 |
| Band 9 | 2,305,404.315 | 9.55 | 22,016,611 |
| Band 10 | 20,163,138.700 | 9.54 | 192,356,343 |
| Band 11 | 3,747,317.347 | 9.54 | 35,749,407 |
| Band 12 | 684,331.682 | 9.54 | 6,528,524 |
| Band 13 | 5,344,578.928 | 9.53 | 50,933,837 |
| Band 14 | 10,017,999.446 | 9.52 | 95,371,355 |
| Band 15 | 10,457,227.559 | 9.52 | 99,552,806 |
| Band 16 | 584,887.874 | 9.51 | 5,562,284 |
| Band 17 | 10,871,016.469 | 9.50 | 103,274,656 |
| Band 18 | 26,939.860 | 9.50 | 255,929 |
| Band 19 | 455,078.654 | 9.49 | 4,318,696 |
| Band 20 | 5,120,278.135 | 9.53 | 48,796,251 |
| Band 21 | 1,055,533.792 | 9.51 | 10,038,126 |
| Band 26 | 989,685.444 | 9.61 | 9,510,877 |
| Band 27 | 491,945.375 | 9.58 | 4,712,837 |
| Band 28 | 219,866.586 | 9.57 | 2,104,123 |
| Band 29 | 271,426.164 | 9.56 | 2,594,834 |
| Band 30 | 25,462.260 | 9.54 | 242,910 |
| Band 31 | 27,476.341 | 9.52 | 261,575 |
| Band 35 | 125,835.287 | 9.63 | 1,211,794 |
| Band 36 | 24,254.512 | 9.61 | 233,086 |
| Band 37 | 52,057.691 | 9.60 | 499,754 |
| Band 38 | 2,034,219.436 | 9.60 | 19,528,507 |
| Band 39 | 261,414.645 | 9.59 | 2,506,966 |
| Band 40 | 243,942.871 | 9.57 | 2,334,533 |
| Band 41 | 104,116.708 | 9.54 | 993,273 |
| Band 42 | 52,080.099 | 9.52 | 495,803 |
| Band 43 | 352,433.564 | 9.50 | 3,348,119 |
| Band 44 | 1,163.989 | 9.47 | 11,023 |
| Band 45 | 1,605.860 | 9.46 | 15,191 |
| Band 46 | 7,999,350.457 | 9.49 | 75,913,836 |
| Band 47 | 851,297.045 | 9.48 | 8,070,296 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Growth and Income Portfolio - Class A (continued)** | | | |
| Band 50 | 14,166.817 | $ 9.53 | $ 135,010 |
| Band 51 | 474,712.905 | 9.50 | 4,509,773 |
| Band 52 | 1,009.643 | 9.56 | 9,652 |
| Band 53 | 4,204.764 | 9.54 | 40,113 |
| Band 54 | 9,945.891 | 9.51 | 94,585 |
| Band 55 | 31,158.783 | 9.55 | 297,566 |
| Band 56 | 2,914,635.853 | 9.59 | 27,951,358 |
| Band 57 | 10,474.348 | 9.54 | 99,925 |
| Band 59 | 5,541.597 | 9.49 | 52,590 |
| Band 60 | 17,923.236 | 9.55 | 171,167 |
| Band 61 | 3,395.527 | 9.53 | 32,359 |
| | 123,526,549.118 | | $ 1,178,199,043 |
| **ING Growth and Income Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Band 22 | 174.530 | $ 8.76 | $ 1,529 |
| Band 23 | 8,711.131 | 8.70 | 75,787 |
| | 8,885.661 | | $ 77,316 |
| **ING Growth and Income Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 43,408.247 | $ 8.76 | $ 380,256 |
| Band 3 | 4,161.939 | 9.68 | 40,288 |
| Band 4 | 242,255.668 | 8.67 | 2,100,357 |
| Band 5 | 413,292.971 | 8.65 | 3,574,984 |
| Band 6 | 9,561,031.747 | 8.61 | 82,320,483 |
| Band 7 | 7,309,907.895 | 8.60 | 62,865,208 |
| Band 8 | 4,432,989.669 | 8.56 | 37,946,392 |
| Band 9 | 1,162,482.425 | 8.54 | 9,927,600 |
| Band 10 | 10,564,875.533 | 8.52 | 90,012,740 |
| Band 11 | 4,487,171.154 | 8.51 | 38,185,827 |
| Band 12 | 2,742,773.959 | 8.49 | 23,286,151 |
| Band 13 | 7,047,013.933 | 8.47 | 59,688,208 |
| Band 14 | 12,328,040.899 | 8.44 | 104,048,665 |
| Band 15 | 3,801,888.696 | 8.42 | 32,011,903 |
| Band 16 | 474,550.246 | 8.38 | 3,976,731 |
| Band 17 | 6,239,345.953 | 8.36 | 52,160,932 |
| Band 18 | 282,830.481 | 8.35 | 2,361,635 |
| Band 19 | 619,743.807 | 8.31 | 5,150,071 |
| Band 20 | 4,564,455.402 | 8.45 | 38,569,648 |
| Band 21 | 887,617.130 | 8.40 | 7,455,984 |
| Band 24 | 243.058 | 8.95 | 2,175 |
| Band 25 | 79,082.799 | 9.83 | 777,384 |
| Band 26 | 1,347,167.710 | 8.78 | 11,828,132 |
| Band 27 | 669,444.251 | 8.67 | 5,804,082 |
| Band 28 | 440,791.067 | 8.61 | 3,795,211 |
| Band 29 | 79,119.092 | 8.60 | 680,424 |
| Band 30 | 14,143.960 | 8.49 | 120,082 |
| Band 31 | 1,132.891 | 8.43 | 9,550 |
| Band 35 | 155,076.880 | 14.88 | 2,307,544 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Growth and Income Portfolio - Class S (continued)** | | | |
| Band 36 | 11,101.330 | $ 14.62 | $ 162,301 |
| Band 37 | 13,070.976 | 14.43 | 188,614 |
| Band 38 | 356,066.249 | 13.88 | 4,942,200 |
| Band 39 | 38,520.746 | 13.65 | 525,808 |
| Band 40 | 20,304.225 | 13.47 | 273,498 |
| Band 41 | 57,266.310 | 8.49 | 486,191 |
| Band 42 | 26,420.511 | 8.42 | 222,461 |
| Band 43 | 117,467.327 | 8.37 | 983,202 |
| Band 44 | 578.078 | 8.24 | 4,763 |
| Band 45 | 5,352.998 | 8.19 | 43,841 |
| Band 46 | 3,372,024.150 | 8.33 | 28,088,961 |
| Band 47 | 584,743.838 | 8.28 | 4,841,679 |
| Band 50 | 22,683.120 | 9.10 | 206,416 |
| Band 51 | 8,235.009 | 9.00 | 74,115 |
| Band 52 | 260.604 | 9.22 | 2,403 |
| Band 54 | 4,965.493 | 9.03 | 44,838 |
| Band 55 | 5,986.792 | 9.18 | 54,959 |
| Band 56 | 189,409.870 | 9.32 | 1,765,300 |
| Band 57 | 6,734.360 | 9.13 | 61,485 |
| Band 60 | 443.103 | 9.16 | 4,059 |
| | 84,837,674.551 | | $ 724,365,741 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 7** | | | |
| Contracts in accumulation period: | | | |
| Band 9 | 40,294.838 | $ 9.88 | $ 398,113 |
| Band 10 | 21,936.335 | 9.85 | 216,073 |
| Band 13 | 9,905.343 | 9.74 | 96,478 |
| Band 15 | 11,437.056 | 9.64 | 110,253 |
| Band 20 | 6,231.064 | 9.71 | 60,504 |
| Band 21 | 4,847.042 | 9.60 | 46,532 |
| Band 26 | 152,833.312 | 10.35 | 1,581,825 |
| Band 27 | 55,281.341 | 10.13 | 560,000 |
| Band 28 | 48,269.495 | 10.02 | 483,660 |
| Band 29 | 149,673.595 | 9.98 | 1,493,742 |
| Band 30 | 30,113.449 | 9.77 | 294,208 |
| Band 31 | 7,229.383 | 9.66 | 69,836 |
| | 538,052.253 | | $ 5,411,224 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 8** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 205.848 | $  10.02 | $  2,063 |
| Band 9 | 2,302.292 | 9.89 | 22,770 |
| Band 10 | 29,914.095 | 9.85 | 294,654 |
| Band 13 | 954.789 | 9.75 | 9,309 |
| Band 15 | 1,176.978 | 9.65 | 11,358 |
| Band 20 | 4,409.936 | 9.72 | 42,865 |
| Band 21 | 9,847.231 | 9.62 | 94,730 |
| Band 26 | 94,442.917 | 10.33 | 975,595 |
| Band 27 | 26,332.929 | 10.12 | 266,489 |
| Band 28 | 10,350.447 | 10.02 | 103,711 |
| Band 29 | 50,577.169 | 9.98 | 504,760 |
| Band 30 | 24,692.802 | 9.78 | 241,496 |
| Band 31 | 4,845.946 | 9.67 | 46,860 |
| Band 35 | 287.122 | 10.48 | 3,009 |
| | 260,340.501 | | $  2,619,669 |
| **ING GET U.S. Core Portfolio - Series 9** | | | |
| Contracts in accumulation period: | | | |
| Band 9 | 1,371.700 | $  10.00 | $  13,717 |
| Band 10 | 13,992.227 | 9.97 | 139,503 |
| Band 13 | 1,443.650 | 9.87 | 14,249 |
| Band 15 | 351.475 | 9.77 | 3,434 |
| Band 20 | 4,076.757 | 9.84 | 40,115 |
| Band 26 | 74,401.987 | 10.44 | 776,757 |
| Band 27 | 17,860.370 | 10.23 | 182,712 |
| Band 28 | 79,648.631 | 10.13 | 806,841 |
| Band 29 | 58,435.271 | 10.10 | 590,196 |
| Band 31 | 4,435.433 | 9.80 | 43,467 |
| Band 39 | 12,180.490 | 10.27 | 125,094 |
| | 268,197.991 | | $  2,736,085 |
| **ING GET U.S. Core Portfolio - Series 10** | | | |
| Contracts in accumulation period: | | | |
| Band 9 | 2,971.177 | $  9.94 | $  29,533 |
| Band 10 | 16,232.686 | 9.91 | 160,866 |
| Band 13 | 227.708 | 9.82 | 2,236 |
| Band 15 | 153.793 | 9.72 | 1,495 |
| Band 20 | 2,220.982 | 9.79 | 21,743 |
| Band 26 | 53,077.352 | 10.36 | 549,881 |
| Band 27 | 10,242.615 | 10.16 | 104,065 |
| Band 28 | 85,422.735 | 10.07 | 860,207 |
| Band 29 | 40,921.485 | 10.03 | 410,442 |
| Band 31 | 10,436.793 | 9.75 | 101,759 |
| Band 35 | 5.968 | 10.50 | 63 |
| | 221,913.294 | | $  2,242,290 |

|  | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 11** | | | |
| Contracts in accumulation period: | | | |
| Band 9 | 11,488.277 | $ 10.24 | $ 117,640 |
| Band 10 | 25,721.768 | 10.21 | 262,619 |
| Band 13 | 43,150.268 | 10.12 | 436,681 |
| Band 20 | 49,377.265 | 10.09 | 498,217 |
| Band 26 | 123,098.030 | 10.66 | 1,312,225 |
| Band 27 | 40,119.932 | 10.46 | 419,654 |
| Band 28 | 10,365.736 | 10.36 | 107,389 |
| Band 29 | 110.520 | 10.33 | 1,142 |
| Band 30 | 77,449.323 | 10.14 | 785,336 |
| Band 31 | 5,989.362 | 10.05 | 60,193 |
| Band 39 | 1.297 | 10.50 | 14 |
|  | 386,871.778 | | $ 4,001,110 |
| **ING GET U.S. Core Portfolio - Series 12** | | | |
| Contracts in accumulation period: | | | |
| Band 9 | 5,367.803 | $ 10.33 | $ 55,449 |
| Band 10 | 14,910.657 | 10.30 | 153,580 |
| Band 13 | 402.740 | 10.21 | 4,112 |
| Band 15 | 2,635.164 | 10.12 | 26,668 |
| Band 20 | 812.644 | 10.18 | 8,273 |
| Band 26 | 80,402.829 | 10.73 | 862,722 |
| Band 27 | 42,892.705 | 10.54 | 452,089 |
| Band 28 | 1,700.941 | 10.45 | 17,775 |
| Band 29 | 12,595.127 | 10.42 | 131,241 |
| Band 30 | 8,337.890 | 10.23 | 85,297 |
| Band 31 | 1,984.312 | 10.14 | 20,121 |
|  | 172,042.812 | | $ 1,817,327 |
| **ING GET U.S. Core Portfolio - Series 13** | | | |
| Contracts in accumulation period: | | | |
| Band 9 | 4,049.388 | $ 10.35 | $ 41,911 |
| Band 10 | 2,215.404 | 10.32 | 22,863 |
| Band 26 | 348,701.762 | 10.72 | 3,738,083 |
| Band 27 | 301,231.500 | 10.55 | 3,177,992 |
| Band 28 | 183,276.552 | 10.46 | 1,917,073 |
| Band 29 | 16,158.382 | 10.43 | 168,532 |
| Band 30 | 3,638.255 | 10.25 | 37,292 |
|  | 859,271.243 | | $ 9,103,746 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 14** | | | |
| Contracts in accumulation period: | | | |
| Band 9 | 184,620.011 | $ 10.58 | $ 1,953,280 |
| Band 10 | 7,478.257 | 10.55 | 78,896 |
| Band 13 | 71,785.122 | 10.47 | 751,590 |
| Band 14 | 11,132.865 | 10.42 | 116,004 |
| Band 15 | 56,260.152 | 10.39 | 584,543 |
| Band 21 | 2,800.583 | 10.36 | 29,014 |
| Band 26 | 1,074,862.706 | 10.93 | 11,748,249 |
| Band 27 | 718,616.031 | 10.76 | 7,732,308 |
| Band 28 | 377,022.780 | 10.68 | 4,026,603 |
| Band 29 | 31,509.570 | 10.65 | 335,577 |
| Band 30 | 171,612.433 | 10.49 | 1,800,214 |
| Band 31 | 1,750.037 | 10.41 | 18,218 |
| | 2,709,450.547 | | $ 29,174,496 |
| **ING BlackRock Science and Technology Opportunities Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 3,206.297 | $ 10.20 | $ 32,704 |
| Band 4 | 87,072.450 | 10.11 | 880,302 |
| Band 5 | 20,170.883 | 10.09 | 203,524 |
| Band 6 | 2,940,390.142 | 10.05 | 29,550,921 |
| Band 7 | 1,076,087.470 | 10.03 | 10,793,157 |
| Band 8 | 1,552,693.390 | 9.99 | 15,511,407 |
| Band 9 | 67,382.638 | 9.98 | 672,479 |
| Band 10 | 3,421,030.287 | 9.96 | 34,073,462 |
| Band 11 | 654,294.426 | 9.94 | 6,503,687 |
| Band 12 | 188,145.558 | 9.92 | 1,866,404 |
| Band 13 | 1,223,677.303 | 9.90 | 12,114,405 |
| Band 14 | 1,963,901.859 | 9.86 | 19,364,072 |
| Band 15 | 1,370,064.380 | 9.85 | 13,495,134 |
| Band 16 | 135,300.829 | 9.81 | 1,327,301 |
| Band 17 | 1,631,032.812 | 9.79 | 15,967,811 |
| Band 18 | 23,917.597 | 9.77 | 233,675 |
| Band 19 | 276,556.909 | 9.74 | 2,693,664 |
| Band 20 | 684,378.394 | 9.88 | 6,761,659 |
| Band 21 | 131,123.496 | 9.83 | 1,288,944 |
| Band 25 | 746.977 | 10.24 | 7,649 |
| Band 26 | 46,407.528 | 10.22 | 474,285 |
| Band 27 | 6,047.257 | 10.11 | 61,138 |
| Band 28 | 7,369.324 | 10.05 | 74,062 |
| Band 29 | 85,976.743 | 10.03 | 862,347 |
| Band 30 | 788.468 | 9.92 | 7,822 |
| Band 31 | 1,533.415 | 9.86 | 15,119 |
| Band 35 | 18,853.064 | 15.10 | 284,681 |
| Band 36 | 3,297.353 | 14.90 | 49,131 |
| Band 37 | 10,911.445 | 14.75 | 160,944 |
| Band 38 | 264,183.436 | 14.85 | 3,923,124 |
| Band 39 | 23,382.989 | 14.65 | 342,561 |
| Band 40 | 26,276.983 | 14.50 | 381,016 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING BlackRock Science and Technology Opportunities** | | | |
| **Portfolio - Class S (continued)** | | | |
| Band 41 | 11,365.075 | $ 9.92 | $ 112,742 |
| Band 42 | 4,877.005 | 9.85 | 48,038 |
| Band 43 | 33,617.937 | 9.79 | 329,120 |
| Band 45 | 1,702.772 | 9.61 | 16,364 |
| Band 46 | 1,251,436.568 | 9.75 | 12,201,507 |
| Band 47 | 284,860.799 | 9.70 | 2,763,150 |
| Band 50 | 286.667 | 9.90 | 2,838 |
| Band 51 | 1,036.994 | 9.79 | 10,152 |
| Band 52 | 1,012.801 | 10.03 | 10,158 |
| Band 55 | 14,742.719 | 10.00 | 147,427 |
| Band 56 | 216,247.105 | 10.14 | 2,192,746 |
| Band 57 | 24,234.299 | 9.94 | 240,889 |
| | 19,791,622.843 | | $ 198,053,722 |
| | | | |
| **ING Euro STOXX 50 Index Portfolio - Class A** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 934.229 | $ 7.19 | $ 6,717 |
| Band 5 | 10,347.917 | 7.19 | 74,402 |
| Band 6 | 94,586.114 | 7.17 | 678,182 |
| Band 7 | 25,120.735 | 7.16 | 179,864 |
| Band 8 | 38,211.200 | 7.15 | 273,210 |
| Band 9 | 667.499 | 7.14 | 4,766 |
| Band 10 | 69,939.304 | 7.13 | 498,667 |
| Band 11 | 9,568.232 | 7.12 | 68,126 |
| Band 13 | 24,532.430 | 7.11 | 174,426 |
| Band 14 | 36,037.454 | 7.09 | 255,506 |
| Band 15 | 26,556.439 | 7.08 | 188,020 |
| Band 16 | 492.942 | 7.07 | 3,485 |
| Band 17 | 33,494.610 | 7.06 | 236,472 |
| Band 19 | 3,040.866 | 7.03 | 21,377 |
| Band 20 | 5,141.282 | 7.10 | 36,503 |
| Band 21 | 215.522 | 7.07 | 1,524 |
| Band 26 | 1,068.794 | 7.24 | 7,738 |
| Band 27 | 793.707 | 7.19 | 5,707 |
| Band 29 | 183.663 | 7.16 | 1,315 |
| Band 38 | 326.447 | 7.23 | 2,360 |
| Band 43 | 4,044.375 | 7.06 | 28,553 |
| Band 46 | 23,570.118 | 7.04 | 165,934 |
| Band 56 | 5,777.143 | 7.21 | 41,653 |
| | 414,651.022 | | $ 2,954,507 |

| | Units | Unit Value | Extended Value |
|---|---:|---:|---:|
| **ING FTSE 100 Index Portfolio - Class A** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 70.540 | $ 10.45 | $ 737 |
| Band 6 | 72,547.131 | 10.41 | 755,216 |
| Band 7 | 7,398.023 | 10.40 | 76,939 |
| Band 8 | 16,011.636 | 10.38 | 166,201 |
| Band 9 | 2,550.682 | 10.37 | 26,451 |
| Band 10 | 26,614.613 | 10.36 | 275,727 |
| Band 11 | 9,582.838 | 10.34 | 99,087 |
| Band 12 | 3,902.454 | 10.33 | 40,312 |
| Band 13 | 1,495.032 | 10.32 | 15,429 |
| Band 14 | 15,797.867 | 10.30 | 162,718 |
| Band 15 | 15,765.069 | 10.29 | 162,223 |
| Band 16 | 836.581 | 10.26 | 8,583 |
| Band 17 | 21,185.957 | 10.25 | 217,156 |
| Band 18 | 7,146.299 | 10.24 | 73,178 |
| Band 19 | 2,735.067 | 10.22 | 27,952 |
| Band 20 | 4,735.659 | 10.31 | 48,825 |
| Band 26 | 1,712.393 | 10.52 | 18,014 |
| Band 38 | 276.169 | 10.51 | 2,903 |
| Band 46 | 11,157.986 | 10.23 | 114,146 |
| Band 47 | 613.517 | 10.19 | 6,252 |
| Band 56 | 204.701 | 10.47 | 2,143 |
| | 222,340.214 | | $ 2,300,192 |
| | | | |
| **ING Hang Seng Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 8,327.696 | $ 11.10 | $ 92,437 |
| Band 5 | 114.540 | 11.08 | 1,269 |
| Band 6 | 1,068,923.700 | 11.05 | 11,811,607 |
| Band 7 | 110,734.924 | 11.04 | 1,222,514 |
| Band 8 | 340,434.245 | 11.01 | 3,748,181 |
| Band 9 | 13,168.433 | 10.99 | 144,721 |
| Band 10 | 823,295.198 | 10.98 | 9,039,781 |
| Band 11 | 117,139.190 | 10.96 | 1,283,846 |
| Band 12 | 9,737.752 | 10.95 | 106,628 |
| Band 13 | 146,630.404 | 10.93 | 1,602,670 |
| Band 14 | 279,821.146 | 10.90 | 3,050,050 |
| Band 15 | 263,362.539 | 10.89 | 2,868,018 |
| Band 16 | 18,037.981 | 10.86 | 195,892 |
| Band 17 | 374,815.631 | 10.84 | 4,063,001 |
| Band 18 | 3,677.870 | 10.83 | 39,831 |
| Band 19 | 12,545.905 | 10.80 | 135,496 |
| Band 20 | 69,592.971 | 10.92 | 759,955 |
| Band 21 | 6,701.880 | 10.87 | 72,849 |
| Band 26 | 13,425.893 | 11.19 | 150,236 |
| Band 27 | 5,631.085 | 11.10 | 62,505 |
| Band 28 | 885.520 | 11.05 | 9,785 |
| Band 38 | 1,740.923 | 11.17 | 19,446 |
| Band 41 | 586.285 | 10.95 | 6,420 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Hang Seng Index Portfolio - Class S (continued)** | | | |
| Band 43 | 1,026.652 | $ 10.84 | $ 11,129 |
| Band 46 | 270,761.414 | 10.81 | 2,926,931 |
| Band 47 | 41,076.494 | 10.77 | 442,394 |
| Band 55 | 446.585 | 11.01 | 4,917 |
| Band 56 | 27,864.168 | 11.13 | 310,128 |
| Band 57 | 260.984 | 10.96 | 2,860 |
| | 4,030,768.008 | | $ 44,185,497 |
| **ING Index Plus LargeCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 2,266.453 | $ 10.13 | $ 22,959 |
| Band 4 | 65,531.830 | 9.87 | 646,799 |
| Band 5 | 19,101.251 | 9.81 | 187,383 |
| Band 6 | 939,728.032 | 9.71 | 9,124,759 |
| Band 7 | 715,154.610 | 9.66 | 6,908,394 |
| Band 8 | 604,682.491 | 9.56 | 5,780,765 |
| Band 9 | 453,999.519 | 9.51 | 4,317,535 |
| Band 10 | 882,411.290 | 9.45 | 8,338,787 |
| Band 11 | 176,575.710 | 9.40 | 1,659,812 |
| Band 12 | 118,010.642 | 9.35 | 1,103,400 |
| Band 13 | 743,557.339 | 9.31 | 6,922,519 |
| Band 14 | 1,062,853.588 | 9.21 | 9,788,882 |
| Band 15 | 789,754.811 | 9.16 | 7,234,154 |
| Band 16 | 61,833.967 | 9.06 | 560,216 |
| Band 17 | 844,711.195 | 9.01 | 7,610,848 |
| Band 18 | 16,146.847 | 8.96 | 144,676 |
| Band 19 | 118,886.656 | 8.87 | 1,054,525 |
| Band 20 | 647,518.711 | 9.26 | 5,996,023 |
| Band 21 | 85,090.627 | 9.11 | 775,176 |
| Band 26 | 1,740,140.073 | 10.18 | 17,714,626 |
| Band 27 | 1,134,044.358 | 9.86 | 11,181,677 |
| Band 28 | 688,581.252 | 9.71 | 6,686,124 |
| Band 29 | 14,826.591 | 9.66 | 143,225 |
| Band 30 | 4,951.378 | 9.35 | 46,295 |
| Band 31 | 14,559.439 | 9.20 | 133,947 |
| Band 35 | 229,366.051 | 10.40 | 2,385,407 |
| Band 36 | 26,026.000 | 10.18 | 264,945 |
| Band 37 | 14,259.420 | 10.02 | 142,879 |
| Band 38 | 250,633.281 | 12.83 | 3,215,625 |
| Band 39 | 51,640.805 | 12.61 | 651,191 |
| Band 40 | 33,312.333 | 12.45 | 414,739 |
| Band 41 | 8,072.388 | 11.56 | 93,317 |
| Band 42 | 1,933.428 | 11.37 | 21,983 |
| Band 43 | 35,570.071 | 11.22 | 399,096 |
| Band 45 | 5,848.332 | 9.78 | 57,197 |
| Band 46 | 275,594.029 | 9.47 | 2,609,875 |
| Band 47 | 29,567.471 | 9.37 | 277,047 |
| Band 49 | 161,175.007 | 8.46 | 1,363,541 |
| Band 56 | 3,315.129 | 8.79 | 29,140 |
| | 13,071,232.405 | | $ 126,009,488 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Index Plus MidCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 1,510.595 | $ 13.15 | $ 19,864 |
| Band 4 | 82,774.056 | 14.53 | 1,202,707 |
| Band 5 | 8,334.042 | 14.63 | 121,927 |
| Band 6 | 1,103,955.075 | 12.75 | 14,075,427 |
| Band 7 | 324,303.391 | 14.39 | 4,666,726 |
| Band 8 | 638,560.121 | 12.61 | 8,052,243 |
| Band 9 | 218,219.690 | 14.17 | 3,092,173 |
| Band 10 | 963,513.228 | 12.15 | 11,706,686 |
| Band 11 | 161,344.152 | 12.46 | 2,010,348 |
| Band 12 | 30,162.723 | 12.41 | 374,319 |
| Band 13 | 451,533.063 | 13.87 | 6,262,764 |
| Band 14 | 651,889.419 | 12.27 | 7,998,683 |
| Band 15 | 546,384.596 | 13.65 | 7,458,150 |
| Band 16 | 40,331.363 | 12.12 | 488,816 |
| Band 17 | 834,343.658 | 12.08 | 10,078,871 |
| Band 18 | 856.717 | 12.03 | 10,306 |
| Band 19 | 26,133.116 | 11.59 | 302,883 |
| Band 20 | 232,342.069 | 11.96 | 2,778,811 |
| Band 21 | 86,067.095 | 11.82 | 1,017,313 |
| Band 26 | 272,216.685 | 15.17 | 4,129,527 |
| Band 27 | 151,783.711 | 14.70 | 2,231,221 |
| Band 28 | 78,850.932 | 14.47 | 1,140,973 |
| Band 29 | 24,971.378 | 14.39 | 359,338 |
| Band 30 | 6,105.326 | 13.94 | 85,108 |
| Band 31 | 4,265.915 | 13.72 | 58,528 |
| Band 34 | 130.317 | 12.81 | 1,669 |
| Band 35 | 113,984.097 | 15.50 | 1,766,754 |
| Band 36 | 18,324.130 | 15.18 | 278,160 |
| Band 37 | 4,105.267 | 14.94 | 61,333 |
| Band 38 | 362,546.776 | 15.93 | 5,775,370 |
| Band 39 | 92,272.744 | 15.66 | 1,444,991 |
| Band 40 | 36,482.032 | 15.46 | 564,012 |
| Band 41 | 13,932.365 | 13.93 | 194,078 |
| Band 42 | 13,674.928 | 13.70 | 187,347 |
| Band 43 | 39,205.202 | 13.53 | 530,446 |
| Band 45 | 8,272.155 | 11.26 | 93,144 |
| Band 46 | 499,602.358 | 10.94 | 5,465,650 |
| Band 47 | 54,098.041 | 10.83 | 585,882 |
| Band 49 | 100,606.571 | 9.36 | 941,678 |
| Band 50 | 549.886 | 10.22 | 5,620 |
| Band 55 | 4,811.508 | 10.37 | 49,895 |
| Band 56 | 7,061.390 | 10.04 | 70,896 |
| | 8,310,411.883 | | $ 107,740,637 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Index Plus SmallCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 1,021.848 | $ 12.50 | $ 12,773 |
| Band 4 | 57,544.158 | 13.89 | 799,288 |
| Band 5 | 12,786.148 | 14.48 | 185,143 |
| Band 6 | 906,059.408 | 12.12 | 10,981,440 |
| Band 7 | 214,788.295 | 14.25 | 3,060,733 |
| Band 8 | 476,731.424 | 11.98 | 5,711,242 |
| Band 9 | 203,975.778 | 14.02 | 2,859,740 |
| Band 10 | 856,073.302 | 11.51 | 9,853,404 |
| Band 11 | 142,423.665 | 11.84 | 1,686,296 |
| Band 12 | 16,126.415 | 11.79 | 190,130 |
| Band 13 | 513,395.162 | 13.73 | 7,048,916 |
| Band 14 | 586,603.172 | 11.66 | 6,839,793 |
| Band 15 | 403,301.604 | 13.51 | 5,448,605 |
| Band 16 | 44,772.458 | 11.52 | 515,779 |
| Band 17 | 690,733.028 | 11.47 | 7,922,708 |
| Band 18 | 596.934 | 11.43 | 6,823 |
| Band 19 | 45,154.574 | 10.98 | 495,797 |
| Band 20 | 178,905.335 | 11.33 | 2,026,997 |
| Band 21 | 57,918.771 | 11.20 | 648,690 |
| Band 26 | 201,064.604 | 15.02 | 3,019,990 |
| Band 27 | 95,368.205 | 14.55 | 1,387,607 |
| Band 28 | 62,146.975 | 14.32 | 889,945 |
| Band 29 | 19,729.634 | 14.25 | 281,147 |
| Band 30 | 5,684.170 | 13.80 | 78,442 |
| Band 31 | 1,922.435 | 13.58 | 26,107 |
| Band 34 | 24.109 | 12.69 | 306 |
| Band 35 | 72,275.283 | 15.34 | 1,108,703 |
| Band 36 | 4,805.061 | 15.02 | 72,172 |
| Band 37 | 668.460 | 14.79 | 9,887 |
| Band 38 | 161,576.246 | 15.37 | 2,483,427 |
| Band 39 | 25,526.760 | 15.11 | 385,709 |
| Band 40 | 9,135.501 | 14.92 | 136,302 |
| Band 41 | 10,246.560 | 13.33 | 136,587 |
| Band 42 | 6,519.931 | 13.10 | 85,411 |
| Band 43 | 27,266.670 | 12.94 | 352,831 |
| Band 45 | 5,471.182 | 10.66 | 58,323 |
| Band 46 | 495,994.222 | 9.95 | 4,935,143 |
| Band 47 | 48,852.046 | 9.84 | 480,704 |
| Band 49 | 83,091.094 | 8.90 | 739,511 |
| Band 52 | 227.423 | 9.53 | 2,167 |
| Band 55 | 2,887.129 | 9.47 | 27,341 |
| Band 56 | 48,372.406 | 10.35 | 500,654 |
| | 6,797,767.585 | | $ 83,492,713 |

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Notes to Financial Statements

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING International Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 917.269 | $ 7.09 | $ 6,503 |
| Band 4 | 28,670.789 | 7.02 | 201,269 |
| Band 5 | 3,065.435 | 7.01 | 21,489 |
| Band 6 | 818,657.821 | 6.98 | 5,714,232 |
| Band 7 | 222,875.489 | 6.97 | 1,553,442 |
| Band 8 | 313,062.454 | 6.94 | 2,172,653 |
| Band 9 | 68,420.795 | 6.93 | 474,156 |
| Band 10 | 1,101,227.030 | 6.92 | 7,620,491 |
| Band 11 | 188,040.755 | 6.90 | 1,297,481 |
| Band 12 | 34,798.173 | 6.89 | 239,759 |
| Band 13 | 297,722.658 | 6.88 | 2,048,332 |
| Band 14 | 511,503.343 | 6.85 | 3,503,798 |
| Band 15 | 371,832.734 | 6.84 | 2,543,336 |
| Band 16 | 12,802.142 | 6.81 | 87,183 |
| Band 17 | 368,193.449 | 6.80 | 2,503,715 |
| Band 19 | 13,152.930 | 6.76 | 88,914 |
| Band 20 | 132,802.485 | 6.87 | 912,353 |
| Band 21 | 22,471.630 | 6.83 | 153,481 |
| Band 25 | 197.087 | 12.93 | 2,548 |
| Band 26 | 78,414.506 | 7.10 | 556,743 |
| Band 27 | 38,426.816 | 7.02 | 269,756 |
| Band 28 | 37,007.898 | 6.98 | 258,315 |
| Band 29 | 11,337.991 | 6.97 | 79,026 |
| Band 30 | 0.814 | 6.89 | 6 |
| Band 35 | 24,072.164 | 12.98 | 312,457 |
| Band 36 | 1,944.075 | 12.91 | 25,098 |
| Band 37 | 4,185.292 | 12.86 | 53,823 |
| Band 38 | 216,468.202 | 7.09 | 1,534,760 |
| Band 39 | 39,107.831 | 12.82 | 501,362 |
| Band 40 | 11,797.070 | 12.77 | 150,649 |
| Band 41 | 4,044.389 | 6.89 | 27,866 |
| Band 42 | 1,077.778 | 6.84 | 7,372 |
| Band 43 | 8,258.575 | 6.80 | 56,158 |
| Band 46 | 274,343.399 | 6.77 | 1,857,305 |
| Band 47 | 55,538.071 | 6.74 | 374,327 |
| Band 49 | 123,320.108 | 9.78 | 1,206,071 |
| Band 56 | 152,108.099 | 7.05 | 1,072,362 |
| Band 57 | 777.075 | 6.91 | 5,370 |
| | 5,592,644.621 | | $ 39,493,961 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Japan TOPIX Index® Portfolio - Class A** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 261.282 | $ 9.43 | $ 2,464 |
| Band 6 | 178,839.201 | 9.40 | 1,681,088 |
| Band 7 | 13,788.291 | 9.39 | 129,472 |
| Band 8 | 281,365.261 | 9.37 | 2,636,392 |
| Band 9 | 1,214.515 | 9.36 | 11,368 |
| Band 10 | 133,436.240 | 9.35 | 1,247,629 |
| Band 11 | 22,870.093 | 9.34 | 213,607 |
| Band 12 | 2,041.150 | 9.33 | 19,044 |
| Band 13 | 37,878.411 | 9.31 | 352,648 |
| Band 14 | 46,473.496 | 9.29 | 431,739 |
| Band 15 | 30,902.114 | 9.28 | 286,772 |
| Band 16 | 402.335 | 9.26 | 3,726 |
| Band 17 | 170,323.085 | 9.25 | 1,575,489 |
| Band 19 | 2,559.363 | 9.22 | 23,597 |
| Band 20 | 13,496.583 | 9.30 | 125,518 |
| Band 21 | 159.609 | 9.27 | 1,480 |
| Band 26 | 2,205.940 | 9.49 | 20,934 |
| Band 38 | 154.912 | 9.48 | 1,469 |
| Band 41 | 87.103 | 9.33 | 813 |
| Band 43 | 605.970 | 9.25 | 5,605 |
| Band 46 | 75,417.542 | 9.23 | 696,104 |
| Band 47 | 1,995.975 | 9.20 | 18,363 |
| Band 56 | 5,765.239 | 9.45 | 54,482 |
| Band 57 | 2,984.102 | 9.34 | 27,872 |
| | 1,025,227.812 | | $ 9,567,675 |
| **ING Russell™ Large Cap Growth Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 4,985.475 | $ 13.46 | $ 67,104 |
| Band 3 | 1,489.910 | 13.34 | 19,875 |
| Band 4 | 43,897.624 | 14.48 | 635,638 |
| Band 5 | 35,806.014 | 14.46 | 517,755 |
| Band 6 | 1,637,093.866 | 14.42 | 23,606,894 |
| Band 7 | 1,193,971.034 | 14.40 | 17,193,183 |
| Band 8 | 302,867.930 | 14.36 | 4,349,183 |
| Band 9 | 75,828.677 | 14.34 | 1,087,383 |
| Band 10 | 1,098,590.951 | 14.32 | 15,731,822 |
| Band 11 | 457,843.190 | 14.30 | 6,547,158 |
| Band 12 | 320,642.893 | 14.28 | 4,578,781 |
| Band 13 | 623,596.060 | 14.26 | 8,892,480 |
| Band 14 | 1,348,509.798 | 14.22 | 19,175,809 |
| Band 15 | 322,048.282 | 14.20 | 4,573,086 |
| Band 16 | 59,808.182 | 14.16 | 846,884 |
| Band 17 | 847,363.747 | 14.14 | 11,981,723 |
| Band 18 | 14,669.650 | 14.12 | 207,135 |
| Band 19 | 53,746.695 | 14.08 | 756,753 |
| Band 20 | 952,471.897 | 14.24 | 13,563,200 |
| Band 21 | 98,302.250 | 14.18 | 1,393,926 |

| | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Large Cap Growth Index Portfolio - Class S** | | | |
| **(continued)** | | | |
| Band 25 | 9,898.142 | $ 13.49 | $ 133,526 |
| Band 26 | 104,863.477 | 14.60 | 1,531,007 |
| Band 27 | 67,005.798 | 14.48 | 970,244 |
| Band 28 | 52,951.905 | 14.42 | 763,566 |
| Band 29 | 20,572.751 | 14.40 | 296,248 |
| Band 30 | 868.162 | 14.28 | 12,397 |
| Band 31 | 2,297.580 | 14.22 | 32,672 |
| Band 35 | 79,060.309 | 14.68 | 1,160,605 |
| Band 36 | 1,304.999 | 14.60 | 19,053 |
| Band 37 | 528.579 | 14.54 | 7,686 |
| Band 38 | 47,402.462 | 14.58 | 691,128 |
| Band 39 | 7,196.758 | 14.50 | 104,353 |
| Band 40 | 12,729.989 | 14.44 | 183,821 |
| Band 41 | 440.592 | 14.28 | 6,292 |
| Band 43 | 4,479.346 | 14.15 | 63,383 |
| Band 46 | 234,211.865 | 14.10 | 3,302,387 |
| Band 47 | 54,888.019 | 14.04 | 770,628 |
| Band 54 | 2,699.903 | 14.18 | 38,285 |
| Band 55 | 1,439.670 | 14.36 | 20,674 |
| Band 56 | 14,291.762 | 14.52 | 207,516 |
| Band 57 | 1,645.620 | 14.30 | 23,532 |
| | 10,214,311.813 | | $ 146,064,775 |
| **ING Russell™ Large Cap Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 5,192.553 | $ 9.18 | $ 47,668 |
| Band 2 | 189,827.958 | 9.23 | 1,752,112 |
| Band 3 | 1,429.218 | 14.33 | 20,481 |
| Band 4 | 236,510.721 | 9.14 | 2,161,708 |
| Band 5 | 104,988.725 | 9.12 | 957,497 |
| Band 6 | 4,462,208.996 | 9.09 | 40,561,480 |
| Band 7 | 2,812,729.859 | 9.07 | 25,511,460 |
| Band 8 | 4,354,218.634 | 9.04 | 39,362,136 |
| Band 9 | 580,694.847 | 9.02 | 5,237,868 |
| Band 10 | 3,266,092.814 | 9.00 | 29,394,835 |
| Band 11 | 4,937,103.563 | 8.98 | 44,335,190 |
| Band 12 | 785,636.658 | 8.97 | 7,047,161 |
| Band 13 | 2,342,299.572 | 8.95 | 20,963,581 |
| Band 14 | 3,104,962.711 | 8.92 | 27,696,267 |
| Band 15 | 1,182,522.687 | 8.90 | 10,524,452 |
| Band 16 | 73,528.138 | 8.87 | 652,195 |
| Band 17 | 1,268,402.797 | 8.85 | 11,225,365 |
| Band 18 | 42,820.429 | 8.83 | 378,104 |
| Band 19 | 129,495.667 | 8.80 | 1,139,562 |
| Band 20 | 1,039,503.212 | 8.93 | 9,282,764 |
| Band 21 | 214,407.111 | 8.88 | 1,903,935 |
| Band 23 | 5,008.357 | 13.06 | 65,409 |
| Band 25 | 13,773.338 | 14.51 | 199,851 |
| Band 26 | 100,182.758 | 9.24 | 925,689 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Large Cap Index Portfolio - Class S (continued)** | | | |
| Band 27 | 72,211.947 | $ 9.14 | $ 660,017 |
| Band 28 | 38,286.667 | 9.09 | 348,026 |
| Band 29 | 87,525.810 | 9.07 | 793,859 |
| Band 30 | 6,326.968 | 8.97 | 56,753 |
| Band 31 | 5,749.831 | 8.92 | 51,288 |
| Band 38 | 37,082.868 | 9.23 | 342,275 |
| Band 41 | 17,202.416 | 8.97 | 154,306 |
| Band 42 | 9,182.579 | 8.90 | 81,725 |
| Band 43 | 51,016.748 | 8.85 | 451,498 |
| Band 45 | 276.864 | 8.68 | 2,403 |
| Band 46 | 1,091,339.675 | 8.81 | 9,614,703 |
| Band 47 | 85,449.453 | 8.76 | 748,537 |
| Band 50 | 12,676.832 | 8.95 | 113,458 |
| Band 56 | 246,592.641 | 9.17 | 2,261,255 |
| Band 57 | 1,607.044 | 8.99 | 14,447 |
| Band 60 | 315.268 | 9.02 | 2,844 |
| | 33,016,384.934 | | $ 297,044,164 |
| | | | |
| **ING Russell™ Large Cap Value Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 1,668.607 | $ 13.74 | $ 22,927 |
| Band 4 | 54,039.199 | 13.65 | 737,635 |
| Band 5 | 933.148 | 13.63 | 12,719 |
| Band 6 | 310,000.067 | 13.59 | 4,212,901 |
| Band 7 | 166,252.959 | 13.58 | 2,257,715 |
| Band 8 | 223,896.590 | 13.54 | 3,031,560 |
| Band 9 | 115,335.749 | 13.52 | 1,559,339 |
| Band 10 | 294,986.805 | 13.50 | 3,982,322 |
| Band 11 | 111,472.037 | 13.48 | 1,502,643 |
| Band 12 | 15,070.606 | 13.46 | 202,850 |
| Band 13 | 221,530.359 | 13.44 | 2,977,368 |
| Band 14 | 196,677.129 | 13.41 | 2,637,440 |
| Band 15 | 226,687.636 | 13.39 | 3,035,347 |
| Band 16 | 6,162.491 | 13.35 | 82,269 |
| Band 17 | 254,681.698 | 13.33 | 3,394,907 |
| Band 18 | 141.654 | 13.31 | 1,885 |
| Band 19 | 2,332.475 | 13.28 | 30,975 |
| Band 20 | 107,279.273 | 13.43 | 1,440,761 |
| Band 21 | 34,303.545 | 13.37 | 458,638 |
| Band 26 | 144,063.496 | 13.76 | 1,982,314 |
| Band 27 | 142,297.029 | 13.65 | 1,942,354 |
| Band 28 | 61,562.877 | 13.59 | 836,639 |
| Band 29 | 8,349.914 | 13.57 | 113,308 |
| Band 30 | 2,393.404 | 13.46 | 32,215 |
| Band 31 | 1,277.394 | 13.41 | 17,130 |
| Band 38 | 2,126.354 | 13.74 | 29,216 |
| Band 41 | 821.216 | 13.47 | 11,062 |
| Band 42 | 1,228.933 | 13.39 | 16,455 |
| Band 43 | 19,856.498 | 13.34 | 264,886 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Large Cap Value Index Portfolio - Class S (continued)** | | | |
| Band 46 | 102,951.229 | $ 13.30 | $ 1,369,251 |
| Band 47 | 34,736.949 | 13.24 | 459,917 |
| Band 51 | 3,105.557 | 13.34 | 41,428 |
| Band 56 | 18,421.126 | 13.69 | 252,185 |
| Band 57 | 468.769 | 13.48 | 6,319 |
| | 2,887,112.772 | | $ 38,956,880 |
| **ING Russell™ Mid Cap Growth Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 41,212.901 | $ 15.72 | $ 647,867 |
| Band 3 | 2,531.347 | 15.57 | 39,413 |
| Band 4 | 59,173.101 | 15.62 | 924,284 |
| Band 5 | 35,831.052 | 15.59 | 558,606 |
| Band 6 | 2,267,473.904 | 15.55 | 35,259,219 |
| Band 7 | 887,614.124 | 15.53 | 13,784,647 |
| Band 8 | 1,615,359.256 | 15.49 | 25,021,915 |
| Band 9 | 209,926.889 | 15.47 | 3,247,569 |
| Band 10 | 1,836,737.289 | 15.44 | 28,359,224 |
| Band 11 | 2,105,460.105 | 15.42 | 32,466,195 |
| Band 12 | 322,878.890 | 15.40 | 4,972,335 |
| Band 13 | 992,399.420 | 15.38 | 15,263,103 |
| Band 14 | 1,641,747.896 | 15.34 | 25,184,413 |
| Band 15 | 750,345.651 | 15.32 | 11,495,295 |
| Band 16 | 51,001.664 | 15.27 | 778,795 |
| Band 17 | 1,115,655.624 | 15.25 | 17,013,748 |
| Band 18 | 29,622.469 | 15.23 | 451,150 |
| Band 19 | 48,499.290 | 15.19 | 736,704 |
| Band 20 | 660,983.303 | 15.36 | 10,152,704 |
| Band 21 | 85,179.931 | 15.30 | 1,303,253 |
| Band 25 | 12,910.637 | 15.77 | 203,601 |
| Band 26 | 27,575.777 | 15.75 | 434,318 |
| Band 27 | 13,416.138 | 15.62 | 209,560 |
| Band 28 | 4,160.383 | 15.55 | 64,694 |
| Band 29 | 25,616.500 | 15.53 | 397,824 |
| Band 30 | 94.427 | 15.40 | 1,454 |
| Band 38 | 43,201.343 | 15.72 | 679,125 |
| Band 41 | 15,158.165 | 15.40 | 233,436 |
| Band 42 | 889.513 | 15.32 | 13,627 |
| Band 43 | 33,102.854 | 15.26 | 505,150 |
| Band 45 | 377.406 | 15.04 | 5,676 |
| Band 46 | 696,930.308 | 15.21 | 10,600,310 |
| Band 47 | 42,714.084 | 15.15 | 647,118 |
| Band 50 | 2,573.930 | 15.38 | 39,587 |
| Band 51 | 1,533.811 | 15.26 | 23,406 |
| Band 54 | 203.237 | 15.30 | 3,110 |
| Band 55 | 445.970 | 15.49 | 6,908 |
| Band 56 | 82,369.882 | 15.66 | 1,289,912 |
| Band 57 | 7,220.923 | 15.43 | 111,419 |
| Band 64 | 1,310.077 | 15.30 | 20,044 |
| | 15,771,439.471 | | $ 243,150,718 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Mid Cap Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 2,726.775 | $ 10.20 | $ 27,813 |
| Band 4 | 49,568.699 | 10.10 | 500,644 |
| Band 5 | 9,469.473 | 10.08 | 95,452 |
| Band 6 | 1,745,840.664 | 10.04 | 17,528,240 |
| Band 7 | 441,767.869 | 10.02 | 4,426,514 |
| Band 8 | 750,481.004 | 9.99 | 7,497,305 |
| Band 9 | 71,696.888 | 9.97 | 714,818 |
| Band 10 | 2,558,430.772 | 9.95 | 25,456,386 |
| Band 11 | 448,752.821 | 9.93 | 4,456,116 |
| Band 12 | 61,314.973 | 9.91 | 607,631 |
| Band 13 | 476,109.438 | 9.89 | 4,708,722 |
| Band 14 | 645,169.253 | 9.85 | 6,354,917 |
| Band 15 | 844,438.198 | 9.84 | 8,309,272 |
| Band 16 | 18,646.390 | 9.80 | 182,735 |
| Band 17 | 654,912.258 | 9.78 | 6,405,042 |
| Band 18 | 957.628 | 9.76 | 9,346 |
| Band 19 | 34,976.126 | 9.72 | 339,968 |
| Band 20 | 330,290.190 | 9.87 | 3,259,964 |
| Band 21 | 21,781.471 | 9.82 | 213,894 |
| Band 26 | 26,042.865 | 10.22 | 266,158 |
| Band 27 | 21,411.934 | 10.10 | 216,261 |
| Band 28 | 9,372.406 | 10.04 | 94,099 |
| Band 29 | 14,311.753 | 10.02 | 143,404 |
| Band 30 | 6,693.754 | 9.91 | 66,335 |
| Band 38 | 16,213.466 | 10.20 | 165,377 |
| Band 41 | 11,155.961 | 9.91 | 110,556 |
| Band 42 | 13,014.127 | 9.84 | 128,059 |
| Band 43 | 5,169.171 | 9.78 | 50,554 |
| Band 46 | 661,834.868 | 9.74 | 6,446,272 |
| Band 47 | 122,670.115 | 9.69 | 1,188,673 |
| Band 52 | 3,320.072 | 10.03 | 33,300 |
| Band 55 | 1,100.333 | 9.99 | 10,992 |
| Band 56 | 277,012.179 | 10.14 | 2,808,903 |
| Band 57 | 998.320 | 9.93 | 9,913 |
| Band 59 | 395.181 | 9.73 | 3,845 |
| | 10,358,047.395 | | $ 102,837,480 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Small Cap Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 385.928 | $ 10.36 | $ 3,998 |
| Band 4 | 43,607.440 | 10.26 | 447,412 |
| Band 5 | 25,183.479 | 10.24 | 257,879 |
| Band 6 | 1,701,985.477 | 10.20 | 17,360,252 |
| Band 7 | 832,166.305 | 10.18 | 8,471,453 |
| Band 8 | 895,973.595 | 10.14 | 9,085,172 |
| Band 9 | 92,228.546 | 10.12 | 933,353 |
| Band 10 | 2,589,703.501 | 10.10 | 26,156,005 |
| Band 11 | 527,260.567 | 10.08 | 5,314,787 |
| Band 12 | 136,727.321 | 10.07 | 1,376,844 |
| Band 13 | 895,889.751 | 10.05 | 9,003,692 |
| Band 14 | 1,359,249.866 | 10.01 | 13,606,091 |
| Band 15 | 887,230.475 | 9.99 | 8,863,432 |
| Band 16 | 51,300.307 | 9.95 | 510,438 |
| Band 17 | 1,028,553.934 | 9.93 | 10,213,541 |
| Band 18 | 10,612.409 | 9.91 | 105,169 |
| Band 19 | 28,350.045 | 9.88 | 280,098 |
| Band 20 | 663,425.857 | 10.03 | 6,654,161 |
| Band 21 | 34,582.346 | 9.97 | 344,786 |
| Band 25 | 6,696.076 | 10.40 | 69,639 |
| Band 26 | 58,531.593 | 10.38 | 607,558 |
| Band 27 | 22,735.204 | 10.26 | 233,263 |
| Band 28 | 11,878.258 | 10.20 | 121,158 |
| Band 29 | 35,763.253 | 10.18 | 364,070 |
| Band 30 | 6,688.608 | 10.06 | 67,287 |
| Band 38 | 20,351.214 | 10.36 | 210,839 |
| Band 41 | 13,974.652 | 10.07 | 140,725 |
| Band 42 | 15,812.461 | 9.99 | 157,966 |
| Band 43 | 4,620.599 | 9.94 | 45,929 |
| Band 46 | 871,768.034 | 9.89 | 8,621,786 |
| Band 47 | 152,810.466 | 9.84 | 1,503,655 |
| Band 52 | 385.873 | 10.18 | 3,928 |
| Band 56 | 479,288.741 | 10.30 | 4,936,674 |
| Band 57 | 736.844 | 10.09 | 7,435 |
| Band 59 | 1,675.755 | 9.88 | 16,556 |
| | 13,508,134.780 | | $ 136,097,031 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Small Company Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 3,231.608 | $ 10.68 | $ 34,514 |
| Band 4 | 36,645.501 | 10.58 | 387,709 |
| Band 5 | 3,330.886 | 10.56 | 35,174 |
| Band 6 | 1,422,232.487 | 10.52 | 14,961,886 |
| Band 7 | 301,151.067 | 10.50 | 3,162,086 |
| Band 8 | 527,871.238 | 10.46 | 5,521,533 |
| Band 9 | 27,098.943 | 10.44 | 282,913 |
| Band 10 | 1,585,371.226 | 10.42 | 16,519,568 |
| Band 11 | 214,607.645 | 10.41 | 2,234,066 |
| Band 12 | 55,529.292 | 10.39 | 576,949 |
| Band 13 | 469,399.166 | 10.37 | 4,867,669 |
| Band 14 | 563,418.712 | 10.33 | 5,820,115 |
| Band 15 | 676,235.802 | 10.31 | 6,971,991 |
| Band 16 | 60,435.008 | 10.27 | 620,668 |
| Band 17 | 615,823.444 | 10.25 | 6,312,190 |
| Band 18 | 775.759 | 10.23 | 7,936 |
| Band 19 | 19,884.476 | 10.19 | 202,623 |
| Band 20 | 328,273.305 | 10.35 | 3,397,629 |
| Band 21 | 45,619.689 | 10.29 | 469,427 |
| Band 25 | 2,943.255 | 10.27 | 30,227 |
| Band 26 | 53,688.250 | 10.70 | 574,464 |
| Band 27 | 62,884.825 | 10.58 | 665,321 |
| Band 28 | 11,270.621 | 10.52 | 118,567 |
| Band 29 | 5,332.318 | 10.50 | 55,989 |
| Band 30 | 1,545.782 | 10.38 | 16,045 |
| Band 35 | 27,837.262 | 15.82 | 440,385 |
| Band 36 | 8,411.148 | 15.50 | 130,373 |
| Band 37 | 1,175.809 | 15.27 | 17,955 |
| Band 38 | 260,992.358 | 17.77 | 4,637,834 |
| Band 39 | 54,353.006 | 17.47 | 949,547 |
| Band 40 | 9,659.161 | 17.25 | 166,621 |
| Band 41 | 1,846.375 | 10.39 | 19,184 |
| Band 42 | 2,259.155 | 10.31 | 23,292 |
| Band 43 | 18,103.797 | 10.25 | 185,564 |
| Band 46 | 736,637.425 | 10.21 | 7,521,068 |
| Band 47 | 53,650.322 | 10.15 | 544,551 |
| Band 51 | 603.630 | 10.25 | 6,187 |
| Band 55 | 4,446.783 | 10.47 | 46,558 |
| Band 56 | 127,307.014 | 10.62 | 1,352,000 |
| Band 57 | 1,507.656 | 10.41 | 15,695 |
| | 8,403,391.206 | | $ 89,904,073 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING U.S. Bond Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 7,333.117 | $ 11.87 | $ 87,044 |
| Band 3 | 384.695 | 11.93 | 4,589 |
| Band 4 | 83,355.190 | 11.76 | 980,257 |
| Band 5 | 22,144.183 | 11.73 | 259,751 |
| Band 6 | 3,165,567.799 | 11.69 | 37,005,488 |
| Band 7 | 1,615,556.551 | 11.67 | 18,853,545 |
| Band 8 | 2,150,527.481 | 11.62 | 24,989,129 |
| Band 9 | 160,460.347 | 11.60 | 1,861,340 |
| Band 10 | 4,062,233.493 | 11.58 | 47,040,664 |
| Band 11 | 1,257,147.450 | 11.56 | 14,532,625 |
| Band 12 | 254,563.043 | 11.54 | 2,937,658 |
| Band 13 | 1,537,961.974 | 11.51 | 17,701,942 |
| Band 14 | 2,495,009.271 | 11.47 | 28,617,756 |
| Band 15 | 1,678,618.910 | 11.45 | 19,220,187 |
| Band 16 | 154,225.273 | 11.41 | 1,759,710 |
| Band 17 | 2,112,608.924 | 11.38 | 24,041,490 |
| Band 18 | 1,314.796 | 11.36 | 14,936 |
| Band 19 | 62,342.837 | 11.32 | 705,721 |
| Band 20 | 807,128.967 | 11.49 | 9,273,912 |
| Band 21 | 85,247.616 | 11.43 | 974,380 |
| Band 25 | 4,845.017 | 12.12 | 58,722 |
| Band 26 | 122,318.633 | 11.89 | 1,454,369 |
| Band 27 | 97,605.950 | 11.76 | 1,147,846 |
| Band 28 | 22,486.379 | 11.69 | 262,866 |
| Band 29 | 31,003.047 | 11.67 | 361,806 |
| Band 30 | 1,159.848 | 11.53 | 13,373 |
| Band 31 | 1,139.782 | 11.47 | 13,073 |
| Band 35 | 42,396.814 | 11.98 | 507,914 |
| Band 36 | 19,217.255 | 11.89 | 228,493 |
| Band 37 | 7,260.736 | 11.82 | 85,822 |
| Band 38 | 553,441.008 | 11.87 | 6,569,345 |
| Band 39 | 200,614.675 | 11.78 | 2,363,241 |
| Band 40 | 77,543.813 | 11.71 | 908,038 |
| Band 41 | 4,675.999 | 11.54 | 53,961 |
| Band 42 | 2,423.946 | 11.45 | 27,754 |
| Band 43 | 14,109.346 | 11.39 | 160,705 |
| Band 45 | 467.979 | 11.17 | 5,227 |
| Band 46 | 1,868,365.242 | 11.34 | 21,187,262 |
| Band 47 | 235,942.853 | 11.27 | 2,659,076 |
| Band 55 | 5,301.367 | 11.63 | 61,655 |
| Band 56 | 699,932.903 | 11.80 | 8,259,208 |
| Band 57 | 29,901.029 | 11.56 | 345,656 |
| Band 59 | 328.852 | 11.32 | 3,723 |
| | 25,756,214.390 | | $ 297,601,259 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING WisdomTree<sup>SM</sup> Global High-Yielding Equity Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 44,877.659 | $ 7.75 | $ 347,802 |
| Band 6 | 4,036,972.284 | 7.70 | 31,084,687 |
| Band 7 | 261,666.758 | 7.69 | 2,012,217 |
| Band 8 | 1,363,796.757 | 7.66 | 10,446,683 |
| Band 9 | 18,347.343 | 7.64 | 140,174 |
| Band 10 | 7,458,354.092 | 7.63 | 56,907,242 |
| Band 11 | 752,428.049 | 7.61 | 5,725,977 |
| Band 12 | 37,365.939 | 7.60 | 283,981 |
| Band 13 | 1,230,977.117 | 7.58 | 9,330,807 |
| Band 14 | 714,428.648 | 7.55 | 5,393,936 |
| Band 15 | 1,959,000.629 | 7.54 | 14,770,865 |
| Band 16 | 94,627.704 | 7.51 | 710,654 |
| Band 17 | 996,995.283 | 7.49 | 7,467,495 |
| Band 18 | 11,433.075 | 7.48 | 85,519 |
| Band 19 | 35,436.336 | 7.45 | 264,001 |
| Band 20 | 688,315.289 | 7.57 | 5,210,547 |
| Band 21 | 11,003.673 | 7.52 | 82,748 |
| Band 26 | 11,011.344 | 7.76 | 85,448 |
| Band 27 | 2,811.480 | 7.67 | 21,564 |
| Band 28 | 2,510.708 | 7.63 | 19,157 |
| Band 29 | 3,258.929 | 7.61 | 24,800 |
| Band 35 | 12,793.344 | 7.91 | 101,195 |
| Band 36 | 12,612.273 | 7.84 | 98,880 |
| Band 38 | 73,412.704 | 7.83 | 574,821 |
| Band 39 | 35,039.345 | 7.77 | 272,256 |
| Band 40 | 30,092.486 | 7.72 | 232,314 |
| Band 41 | 3,944.705 | 7.53 | 29,704 |
| Band 42 | 4,340.166 | 7.47 | 32,421 |
| Band 43 | 559.405 | 7.43 | 4,156 |
| Band 46 | 1,429,765.444 | 7.46 | 10,666,050 |
| Band 47 | 373,188.243 | 7.42 | 2,769,057 |
| Band 54 | 4,180.226 | 7.52 | 31,435 |
| Band 55 | 2,378.275 | 7.66 | 18,218 |
| Band 56 | 575,042.945 | 7.78 | 4,473,834 |
| Band 57 | 3,897.611 | 7.61 | 29,661 |
| Band 59 | 479.603 | 7.45 | 3,573 |
| Band 60 | 1,190.864 | 7.64 | 9,098 |
| | 22,298,536.735 | | $ 169,762,977 |
| | | | |
| **ING International Value Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 62,900.524 | $ 12.09 | $ 760,467 |
| Band 36 | 15,748.188 | 11.84 | 186,459 |
| Band 37 | 9,759.950 | 11.67 | 113,899 |
| Band 38 | 281,511.191 | 13.09 | 3,684,981 |
| Band 39 | 127,535.413 | 12.87 | 1,641,381 |
| Band 40 | 21,055.076 | 12.71 | 267,610 |
| | 518,510.342 | | $ 6,654,797 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MidCap Opportunities Portfolio - Class S** | | | |
| Currently payable annuity contracts: | 118.668 | $ 11.98 | $ 1,422 |
| Contracts in accumulation period: | | | |
| Band 1 | 30,526.055 | 11.54 | 352,271 |
| Band 2 | 301,343.455 | 11.98 | 3,610,095 |
| Band 3 | 1,352.019 | 11.53 | 15,589 |
| Band 4 | 115,862.023 | 11.66 | 1,350,951 |
| Band 5 | 81,517.564 | 11.60 | 945,604 |
| Band 6 | 4,227,190.135 | 11.47 | 48,485,871 |
| Band 7 | 2,735,925.115 | 11.41 | 31,216,906 |
| Band 8 | 2,718,314.568 | 11.29 | 30,689,771 |
| Band 9 | 483,352.568 | 11.23 | 5,428,049 |
| Band 10 | 3,775,208.478 | 11.17 | 42,169,079 |
| Band 11 | 2,991,666.312 | 11.11 | 33,237,413 |
| Band 12 | 781,461.254 | 11.05 | 8,635,147 |
| Band 13 | 2,377,779.823 | 10.99 | 26,131,800 |
| Band 14 | 3,662,811.249 | 10.87 | 39,814,758 |
| Band 15 | 1,287,437.167 | 10.81 | 13,917,196 |
| Band 16 | 119,652.826 | 10.69 | 1,279,089 |
| Band 17 | 1,752,718.136 | 10.64 | 18,648,921 |
| Band 18 | 34,467.070 | 10.58 | 364,662 |
| Band 19 | 177,210.236 | 10.46 | 1,853,619 |
| Band 20 | 1,536,336.550 | 10.93 | 16,792,158 |
| Band 21 | 158,659.779 | 10.75 | 1,705,593 |
| Band 23 | 8,292.855 | 11.29 | 93,626 |
| Band 24 | 130.028 | 12.64 | 1,644 |
| Band 25 | 29,509.061 | 12.11 | 357,355 |
| Band 26 | 50,935.442 | 11.48 | 584,739 |
| Band 27 | 48,396.448 | 11.35 | 549,300 |
| Band 28 | 16,893.311 | 11.29 | 190,725 |
| Band 29 | 6,009.282 | 11.27 | 67,725 |
| Band 30 | 3,155.547 | 11.14 | 35,153 |
| Band 31 | 1,926.879 | 11.08 | 21,350 |
| Band 35 | 59,371.867 | 17.31 | 1,027,727 |
| Band 36 | 5,211.966 | 16.96 | 88,395 |
| Band 37 | 1,006.136 | 16.71 | 16,813 |
| Band 38 | 376,891.368 | 20.14 | 7,590,592 |
| Band 39 | 54,621.895 | 19.80 | 1,081,514 |
| Band 40 | 8,285.909 | 19.55 | 161,990 |
| Band 41 | 1,866.258 | 11.14 | 20,790 |
| Band 42 | 843.675 | 11.06 | 9,331 |
| Band 43 | 35,579.508 | 11.00 | 391,375 |
| Band 46 | 806,064.544 | 14.64 | 11,800,785 |
| Band 47 | 79,808.079 | 14.48 | 1,155,621 |
| Band 50 | 2,709.249 | 11.12 | 30,127 |
| Band 52 | 2,352.507 | 11.27 | 26,513 |
| Band 55 | 665.994 | 11.23 | 7,479 |
| Band 56 | 108,234.052 | 11.40 | 1,233,868 |
| Band 57 | 16,202.671 | 11.17 | 180,984 |
| Band 60 | 1,625.805 | 11.21 | 18,225 |
| | 31,077,501.386 | | $ 353,389,710 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING SmallCap Opportunities Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 484.669 | $ 9.86 | $ 4,779 |
| Band 4 | 16,848.628 | 9.60 | 161,747 |
| Band 5 | 69,380.766 | 9.54 | 661,893 |
| Band 6 | 796,477.744 | 9.44 | 7,518,750 |
| Band 7 | 806,023.865 | 9.39 | 7,568,564 |
| Band 8 | 169,268.609 | 9.29 | 1,572,505 |
| Band 9 | 46,628.195 | 9.24 | 430,845 |
| Band 10 | 488,828.439 | 9.19 | 4,492,333 |
| Band 11 | 262,328.195 | 9.14 | 2,397,680 |
| Band 12 | 247,873.059 | 9.09 | 2,253,166 |
| Band 13 | 523,504.076 | 9.04 | 4,732,477 |
| Band 14 | 952,595.475 | 8.94 | 8,516,204 |
| Band 15 | 175,560.549 | 8.90 | 1,562,489 |
| Band 16 | 30,262.481 | 8.80 | 266,310 |
| Band 17 | 491,023.887 | 8.75 | 4,296,459 |
| Band 18 | 11,942.414 | 8.70 | 103,899 |
| Band 19 | 62,979.871 | 8.61 | 542,257 |
| Band 20 | 635,814.634 | 8.99 | 5,715,974 |
| Band 21 | 80,093.793 | 8.85 | 708,830 |
| Band 25 | 32,253.259 | 9.97 | 321,565 |
| Band 26 | 4,258.069 | 15.90 | 67,703 |
| Band 27 | 2,763.716 | 15.58 | 43,059 |
| Band 28 | 171.735 | 15.42 | 2,648 |
| Band 29 | 163.994 | 15.37 | 2,521 |
| Band 35 | 51,356.787 | 10.13 | 520,244 |
| Band 36 | 9,514.328 | 9.91 | 94,287 |
| Band 38 | 106,736.597 | 18.60 | 1,985,301 |
| Band 39 | 22,023.419 | 18.29 | 402,808 |
| Band 40 | 5,827.925 | 18.05 | 105,194 |
| Band 41 | 3,223.338 | 15.06 | 48,543 |
| Band 42 | 82.469 | 14.86 | 1,225 |
| Band 43 | 3,743.191 | 14.71 | 55,062 |
| Band 46 | 115,671.677 | 13.34 | 1,543,060 |
| Band 47 | 12,853.040 | 13.20 | 169,660 |
| | 6,238,562.893 | | $ 58,870,041 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Invesco V.I. Leisure Fund - Series I Shares** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 5,826.884 | $ 11.91 | $ 69,398 |
| Band 5 | 4,314.454 | 11.85 | 51,126 |
| Band 6 | 170,924.544 | 11.74 | 2,006,654 |
| Band 7 | 172,470.832 | 11.68 | 2,014,459 |
| Band 8 | 40,754.881 | 11.57 | 471,534 |
| Band 9 | 26,189.674 | 11.51 | 301,443 |
| Band 10 | 169,691.920 | 11.45 | 1,942,972 |
| Band 11 | 46,170.339 | 11.40 | 526,342 |
| Band 12 | 61,354.691 | 11.34 | 695,762 |
| Band 13 | 106,636.880 | 11.29 | 1,203,930 |
| Band 14 | 221,705.241 | 11.18 | 2,478,665 |
| Band 15 | 64,541.227 | 11.12 | 717,698 |
| Band 16 | 1,129.738 | 11.01 | 12,438 |
| Band 17 | 103,235.446 | 10.96 | 1,131,460 |
| Band 18 | 586.074 | 10.90 | 6,388 |
| Band 19 | 35,913.531 | 10.80 | 387,866 |
| Band 20 | 142,977.977 | 11.23 | 1,605,643 |
| Band 21 | 17,899.020 | 11.07 | 198,142 |
| Band 26 | 8,720.921 | 12.27 | 107,006 |
| Band 27 | 7,186.277 | 11.91 | 85,589 |
| Band 28 | 2,627.743 | 11.74 | 30,850 |
| Band 29 | 1,947.016 | 11.68 | 22,741 |
| Band 30 | 376.864 | 11.34 | 4,274 |
| Band 41 | 1,413.248 | 11.65 | 16,464 |
| Band 42 | 685.521 | 11.46 | 7,856 |
| Band 43 | 4,507.001 | 11.31 | 50,974 |
| Band 45 | 1,911.577 | 9.78 | 18,695 |
| Band 46 | 30,611.723 | 9.56 | 292,648 |
| Band 47 | 4,526.358 | 9.46 | 42,819 |
| | 1,456,837.602 | | $ 16,501,836 |
| **Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Band 22 | 164.882 | $ 8.53 | $ 1,406 |
| Band 23 | 8,639.667 | 8.47 | 73,178 |
| | 8,804.549 | | $ 74,584 |
| **Legg Mason Global Currents Variable International All Cap Opportunity Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 23 | 2,797.332 | $ 11.65 | $ 32,589 |
| **Legg Mason Western Asset Variable High Income Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 23 | 3,298.757 | $ 21.38 | $ 70,527 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 35 | 21,876.334 | $ | 18.70 | $ | 409,087 |
| Band 36 | 629.759 | | 18.45 | | 11,619 |
| Band 37 | 767.327 | | 18.26 | | 14,011 |
| Band 38 | 43,815.209 | | 18.39 | | 805,762 |
| Band 39 | 6,867.416 | | 18.14 | | 124,575 |
| Band 40 | 4,299.094 | | 17.96 | | 77,212 |
| | 78,255.139 | | | $ | 1,442,266 |
| | | | | | |
| **PIMCO Real Return Portfolio - Administrative Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 35 | 143,635.893 | $ | 14.22 | $ | 2,042,502 |
| Band 36 | 30,700.234 | | 14.03 | | 430,724 |
| Band 37 | 2,355.064 | | 13.89 | | 32,712 |
| Band 38 | 537,725.031 | | 13.98 | | 7,517,396 |
| Band 39 | 172,908.590 | | 13.79 | | 2,384,409 |
| Band 40 | 42,122.650 | | 13.65 | | 574,974 |
| | 929,447.462 | | | $ | 12,982,717 |
| | | | | | |
| **Pioneer Equity Income VCT Portfolio - Class II** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 35 | 99,762.134 | $ | 14.21 | $ | 1,417,620 |
| Band 36 | 13,934.561 | | 13.92 | | 193,969 |
| Band 37 | 16,396.801 | | 13.71 | | 224,800 |
| Band 38 | 602,274.146 | | 15.72 | | 9,467,750 |
| Band 39 | 169,403.066 | | 15.46 | | 2,618,971 |
| Band 40 | 53,455.465 | | 15.26 | | 815,730 |
| | 955,226.173 | | | $ | 14,738,840 |
| | | | | | |
| **ProFund VP Bull** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 5 | 4,451.359 | $ | 8.56 | $ | 38,104 |
| Band 6 | 96,088.110 | | 8.47 | | 813,866 |
| Band 7 | 229,571.862 | | 8.42 | | 1,932,995 |
| Band 8 | 33,538.987 | | 8.33 | | 279,380 |
| Band 9 | 4,522.185 | | 8.29 | | 37,489 |
| Band 10 | 88,552.277 | | 8.24 | | 729,671 |
| Band 11 | 79,497.309 | | 8.20 | | 651,878 |
| Band 12 | 48,533.461 | | 8.15 | | 395,548 |
| Band 13 | 116,743.514 | | 8.11 | | 946,790 |
| Band 14 | 371,882.882 | | 8.02 | | 2,982,501 |
| Band 15 | 22,523.061 | | 7.98 | | 179,734 |
| Band 16 | 695.181 | | 7.89 | | 5,485 |
| Band 17 | 91,188.834 | | 7.85 | | 715,832 |
| Band 18 | 15,706.362 | | 7.81 | | 122,667 |
| Band 19 | 15,779.017 | | 7.72 | | 121,814 |
| Band 20 | 212,962.537 | | 8.07 | | 1,718,608 |
| Band 21 | 9,328.021 | | 7.94 | | 74,064 |
| Band 26 | 5,310.429 | | 8.89 | | 47,210 |
| Band 27 | 535.849 | | 8.61 | | 4,614 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ProFund VP Bull (continued)** | | | |
| Band 28 | 262.614 | $ 8.47 | $ 2,224 |
| Band 29 | 135.841 | 8.42 | 1,144 |
| Band 38 | 7.673 | 9.71 | 75 |
| Band 41 | 2,200.874 | 10.92 | 24,034 |
| Band 46 | 20,965.885 | 9.12 | 191,209 |
| | 1,470,984.124 | | $ 12,016,936 |
| | | | |
| **ProFund VP Europe 30** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 11,569.891 | $ 8.66 | $ 100,195 |
| Band 5 | 4,769.464 | 8.62 | 41,113 |
| Band 6 | 85,941.903 | 8.52 | 732,225 |
| Band 7 | 95,229.847 | 8.48 | 807,549 |
| Band 8 | 21,957.435 | 8.39 | 184,223 |
| Band 9 | 6,359.866 | 8.34 | 53,041 |
| Band 10 | 65,931.023 | 8.30 | 547,227 |
| Band 11 | 70,476.278 | 8.25 | 581,429 |
| Band 12 | 33,595.015 | 8.21 | 275,815 |
| Band 13 | 47,923.680 | 8.16 | 391,057 |
| Band 14 | 152,211.031 | 8.07 | 1,228,343 |
| Band 15 | 32,152.968 | 8.03 | 258,188 |
| Band 16 | 10,449.841 | 7.94 | 82,972 |
| Band 17 | 85,949.701 | 7.90 | 679,003 |
| Band 18 | 586.899 | 7.86 | 4,613 |
| Band 19 | 9,604.761 | 7.77 | 74,629 |
| Band 20 | 65,104.760 | 8.12 | 528,651 |
| Band 21 | 7,855.124 | 7.99 | 62,762 |
| Band 26 | 10,577.790 | 8.95 | 94,671 |
| Band 27 | 838.424 | 8.66 | 7,261 |
| Band 28 | 1,257.372 | 8.52 | 10,713 |
| Band 29 | 191.713 | 8.48 | 1,626 |
| Band 46 | 19,655.684 | 8.68 | 170,611 |
| Band 47 | 3,744.718 | 8.59 | 32,167 |
| | 843,935.188 | | $ 6,950,084 |
| | | | |
| **ProFund VP Rising Rates Opportunity** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 8,179.997 | $ 3.13 | $ 25,603 |
| Band 5 | 517.508 | 3.11 | 1,609 |
| Band 6 | 270,918.537 | 3.09 | 837,138 |
| Band 7 | 142,732.528 | 3.07 | 438,189 |
| Band 8 | 170,452.852 | 3.05 | 519,881 |
| Band 9 | 30,361.023 | 3.03 | 91,994 |
| Band 10 | 217,708.368 | 3.02 | 657,479 |
| Band 11 | 106,743.684 | 3.01 | 321,298 |
| Band 12 | 22,697.253 | 3.00 | 68,092 |
| Band 13 | 116,175.648 | 2.98 | 346,203 |
| Band 14 | 180,836.551 | 2.96 | 535,276 |
| Band 15 | 95,655.631 | 2.95 | 282,184 |
| Band 16 | 16,349.637 | 2.92 | 47,741 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ProFund VP Rising Rates Opportunity (continued)** | | | |
| Band 17 | 141,988.275 | $ 2.91 | $ 413,186 |
| Band 18 | 2,280.831 | 2.90 | 6,614 |
| Band 19 | 12,444.296 | 2.87 | 35,715 |
| Band 20 | 188,087.303 | 2.97 | 558,619 |
| Band 21 | 16,942.454 | 2.93 | 49,641 |
| Band 26 | 42,486.330 | 3.21 | 136,381 |
| Band 27 | 9,605.407 | 3.12 | 29,969 |
| Band 28 | 15,605.498 | 3.09 | 48,221 |
| Band 29 | 8,387.192 | 3.07 | 25,749 |
| Band 31 | 1,627.959 | 2.96 | 4,819 |
| Band 41 | 5,084.413 | 3.00 | 15,253 |
| Band 42 | 1,591.241 | 2.95 | 4,694 |
| Band 43 | 1,706.773 | 2.91 | 4,967 |
| Band 46 | 69,934.690 | 3.55 | 248,268 |
| Band 47 | 324.231 | 3.51 | 1,138 |
| | 1,897,426.110 | | $ 5,755,921 |
| **Wells Fargo Advantage VT Omega Growth Fund - Class 2** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 1,174.046 | $ 11.74 | $ 13,783 |
| Band 10 | 28,184.679 | 11.70 | 329,761 |
| Band 14 | 13,523.811 | 11.66 | 157,688 |
| Band 15 | 6,295.879 | 11.65 | 73,347 |
| Band 17 | 40,430.096 | 11.62 | 469,798 |
| Band 20 | 7,102.045 | 11.66 | 82,810 |
| Band 46 | 9,738.835 | 11.60 | 112,970 |
| | 106,449.391 | | $ 1,240,157 |
| **Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 18,864.799 | $ 12.89 | $ 243,167 |
| Band 10 | 89,210.168 | 12.62 | 1,125,832 |
| Band 14 | 40,659.561 | 12.36 | 502,552 |
| Band 17 | 14,475.674 | 12.16 | 176,024 |
| Band 46 | 420.194 | 10.78 | 4,530 |
| | 163,630.396 | | $ 2,052,105 |
| **Wells Fargo Advantage VT Intrinsic Value Fund - Class 2** | | | |
| Contracts in accumulation period: | | | |
| Band 10 | 14,560.478 | $ 11.10 | $ 161,621 |
| Band 14 | 10,833.913 | 10.87 | 117,765 |
| Band 15 | 2,496.789 | 10.83 | 27,040 |
| Band 17 | 29,621.498 | 10.69 | 316,654 |
| Band 20 | 5,524.927 | 10.92 | 60,332 |
| Band 46 | 4,067.768 | 9.20 | 37,423 |
| | 67,105.373 | | $ 720,835 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Wells Fargo Advantage VT Small Cap Growth Fund - Class 2** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 6 | 1,279.744 | $ | 17.38 | $ | 22,242 |
| Band 10 | 7,442.092 | | 17.02 | | 126,664 |
| Band 14 | 2,319.037 | | 16.67 | | 38,658 |
| Band 17 | 8,456.563 | | 16.39 | | 138,603 |
| Band 20 | 1,751.545 | | 16.74 | | 29,321 |
| Band 46 | 379.559 | | 14.31 | | 5,431 |
| | 21,628.540 | | | $ | 360,919 |
| | | | | | |
| **Wells Fargo Advantage VT Total Return Bond Fund** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 6 | 15,412.524 | $ | 14.12 | $ | 217,625 |
| Band 10 | 17,455.567 | | 13.83 | | 241,410 |
| Band 14 | 15,228.113 | | 13.54 | | 206,189 |
| Band 15 | 1,870.348 | | 13.49 | | 25,231 |
| Band 17 | 4,816.804 | | 13.32 | | 64,160 |
| Band 46 | 7,358.142 | | 12.78 | | 94,037 |
| | 62,141.498 | | | $ | 848,652 |

| Bands | Products |
|-------|----------|
| Band 1 | Golden VAC 80, ING GoldenSelect DVA 080 |
| Band 2 | Global Syndicate, Golden VAC 100, ING GoldenSelect DVA, ING GoldenSelect DVA 100 |
| Band 3 | ING GoldenSelect DVA Series 100 |
| Band 4 | ING GoldenSelect DVA Plus - Standard (pre February 2000), ING SmartDesign Signature Variable Annuity Option Package I, ING Golden Select DVA Plus 125, ING SmartDesign Signature Variable Annuity 125 |
| Band 5 | ING GoldenSelect DVA Plus - Standard (post January 2000 & post 2000), ING Golden Select DVA Plus 130 |
| Band 6 | First Union Variable Annuity, Fleet Premium Plus 140, ING GoldenSelect DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution (pre February 2000 and post January 2000), ING GoldenSelect Access - Standard (pre February 2000), ING GoldenSelect Premium Plus - Standard (pre February 2000), ING GoldenSelect ES II (pre 2001), ING GoldenSelect ES II - Standard (post 2000), Generations - Standard, ING GoldenSelect Opportunities - Standard, WellsFargo ING Opportunities - Standard, ING Golden Select DVA Plus 140, ING GoldenSelect Access 140, ING GoldenSelect ES II 140, ING GoldenSelect Generations Variable Annuity 140, ING GoldenSelect Opportunities Variable 140, ING GoldenSelect Premium Plus 140, Wells Fargo ING Opportunities Variable Annuity 140 |
| Band 7 | Fleet Premium Plus 145, ING GoldenSelect DVA Plus - Annual Ratchet (post January 2000), ING GoldenSelect DVA Plus - 5.5% Solution (post 2000), ING GoldenSelect Access - Standard (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Standard (post January 2000 and post 2000), ING GoldenSelect ES II - Deferred Ratchet (post 2000), ING GoldenSelect Generations - Deferred Ratchet, ING GoldenSelect Opportunities Variable 145; ING SmartDesign Signature Variable Annuity 145, Wells Fargo ING Opportunities Variable Annuity 145, Fleet Premium Plus 145, ING Golden Select DVA Plus 145, ING GoldenSelect Access 145, ING GoldenSelect ES II 145, ING GoldenSelect Generations Variable Annuity 145, ING GoldenSelect Opportunities Variable 145, ING GoldenSelect Premium Plus 145, ING SmartDesign Signature Variable Annuity 145, Wells Fargo ING Opportunities Variable Annuity 145 |
| Band 8 | Fleet Premium Plus 155, ING Golden Select DVA Plus 155, ING Golden Select DVA Plus - 7% Solution (pre February 2000), ING Golden Select DVA Plus - Annual Ratchet (post 2000), ING GoldenSelect DVA Plus - Max 5.5 (post January 2000), ING GoldenSelect Access - Annual Ratchet (pre February 2000) and 5.5% Solution (pre February 2000), ING GoldenSelect Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre February 2000), ING GoldenSelect ES II - 5.5% Solution (post 2000), Opportunities - 5.5% Solution; Wells Fargo ING Opportunities Variable Annuity 155, ING GoldenSelect Access 155, ING GoldenSelect ES II 155, ING GoldenSelect Generations Variable Annuity 155, ING GoldenSelect Opportunities Variable 155, ING GoldenSelect Premium Plus 155 |
| Band 9 | Fleet Premium Plus 160, ING GoldenSelect DVA Plus - Max 5.5 (post 2000), ING GoldenSelect Access - Annual Ratchet (post January 2000), ING Golden Select Access - 5.5% Solution (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Annual Ratchet (post January 2000), ING GoldenSelect Premium Plus - 5.5% Solution (post January 2000 and post 2000), ING SmartDesign Advantage Variable Annuity 160, ING SmartDesign Signature Variable Annuity 160, ING Golden Select DVA Plus 160, ING GoldenSelect Access 160, ING GoldenSelect Premium Plus 160 |

| Bands | Products |
|---|---|
| Band 10 | ING GoldenSelect DVA Plus - 7% Solution (post January 2000 and post 2000), ING GoldenSelect ES II - Annual Ratchet (post 2000), ING GoldenSelect Generations - Annual Ratchet, ING GoldenSelect Landmark - Standard, ING GoldenSelect Legends – Standard, Wells Fargo ING Landmark - Standard, Wells Fargo ING Landmark Variable Annuity 165, ING GoldenSelect Opportunities - Annual Ratchet, WellsFargo ING Opportunities - Annual Ratchet, ING SmartDesign Advantage Variable Annuity 165, ING Golden Select DVA Plus 165, ING GoldenSelect ES II 165, ING GoldenSelect Generations Variable Annuity 165, ING GoldenSelect Landmark Variable Annuity 165, ING GoldenSelect Legends - Standard, ING GoldenSelect Opportunities Variable 165, ING Simplicity Variable Annuity125, Wells Fargo ING Opportunities Variable Annuity 165 |
| Band 11 | Fleet Premium Plus 170, ING GoldenSelect Access - 7% Solution (pre February 2000), ING GoldenSelect Access - Annual Ratchet (post 2000), ING GoldenSelect Access - Max 5.5 (post January 2000), ING GoldenSelect DVA Plus - Annual Ratchet (post 2000), ING Golden Select DVA Plus 155, ING GoldenSelect ES II - Max 5.5 (post 2000), ING GoldenSelect Premium Plus - 7% Solution (pre February 2000), ING GoldenSelect Premium Plus - Annual Ratchet (post 2000), ING Golden Select Premium Plus - Max 5.5 (post January 2000), ING Golden Select Opportunities - Max 5.5, Wells Fargo Opportunities - Max 5.5, ING GoldenSelect Access 170, ING GoldenSelect ES II 170, ING GoldenSelect Generations Variable Annuity 170, ING GoldenSelect Opportunities Variable 170, ING GoldenSelect Premium Plus 170, Wells Fargo ING Opportunities Variable Annuity 170 |
| Band 12 | ING Golden Select Access - Max 5.5 (post 2000), ING Golden Select DVA Plus - Max 7 (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Max 5.5 (post 2000), ING GoldenSelect ES II - 7% Solution (post 2000), ING GoldenSelect Generations - 7% Solution, ING Golden Select Opportunities - 7% Solution, Wells Fargo ING Opportunities Variable Annuity 175, ING Golden Select DVA Plus 175, ING GoldenSelect Access 175, ING GoldenSelect DVA Plus, ING GoldenSelect ES II 175, ING GoldenSelect Generations Variable Annuity 175, ING GoldenSelect Opportunities Variable 175, ING GoldenSelect Premium Plus 175 |
| Band 13 | ING GoldenSelect Access - 7% Solution (post January 2000 and post 2000), ING GoldenSelect Access - Standard (post April 2001), ING GoldenSelect Generations Variable Annuity 150, ING GoldenSelect Premium Plus - 7% Solution (post January 2000 and post 2000), ING GoldenSelect Landmark - 5.5% Solution, ING SmartDesign Advantage Variable Annuity, Wells Fargo ING Landmark - 5.5% Solution, Wells Fargo ING Opportunities Variable Annuity 180, Fleet Premium Plus 180, ING GoldenSelect Access 180, ING GoldenSelect ES II 180, ING GoldenSelect Generations Variable Annuity 180, ING GoldenSelect Landmark Variable Annuity 180, ING GoldenSelect Opportunities Variable 180, ING GoldenSelect Premium Plus 180, ING SmartDesign Advantage Variable Annuity 180, Wells Fargo ING Landmark Variable Annuity 180 |
| Band 14 | Fleet Premium Plus 190, ING GoldenSelect Access - Max 7 (post January 2000 and post 2000), ING GoldenSelect Landmark - Annual Ratchet, ING GoldenSelect Legends – Quarterly, ING GoldenSelect Premium Plus - Max 7 (post January 2000 and post 2000), ING GoldenSelect Premium Plus, ING GoldenSelect Premium Plus (Citigroup/Smith Barney), Wells Fargo ING Landmark - Annual Ratchet, ING GoldenSelect Access 190, ING GoldenSelect Landmark Variable Annuity 190, ING GoldenSelect Legends - Quarterly, ING GoldenSelect Premium Plus 190, Wells Fargo ING Landmark Variable Annuity 190 |

| Bands | Products |
|---|---|
| Band 15 | ING GoldenSelect Access - 5.5% Solution (post April 2001), ING GoldenSelect ES II 195, ING GoldenSelect Generations Variable Annuity 195, ING GoldenSelect Landmark - Max 5.5, ING GoldenSelect Legends –WA Combo, ING Golden Select Opportunities Variable 195, ING GoldenSelect Opportunities Variable 195, ING GoldenSelect Premium Plus 195, ING SmartDesign Advantage, ING SmartDesign Advantage Variable Annuity 195, ING SmartDesign Signature Variable Annuity, ING SmartDesign Signature Variable Annuity 195, Wells Fargo ING Landmark - Max 5.5, Wells Fargo ING Opportunities Variable Annuity 195, ING GoldenSelect Access 195, ING GoldenSelect Landmark Variable Annuity 195, ING SmartDesign Signature Variable Annuity 195, Wells Fargo ING Landmark Variable Annuity 195 |
| Band 16 | ING GoldenSelect Access - Annual Ratchet (post April 2001), ING GoldenSelect Landmark Variable Annuity 205, Wells Fargo ING Landmark Variable Annuity 205, ING GoldenSelect Access 205, ING GoldenSelect Legends 205 |
| Band 17 | ING GoldenSelect Access - Max 5.5 (post April 2001), ING GoldenSelect Landmark (Citigroup/Smith Barney), ING GoldenSelect Landmark - Max 7, ING GoldenSelect Legends – Combo, ING GoldenSelect Premium Plus 210, Wells Fargo ING Landmark Variable Annuity, Wells Fargo Landmark - Max 7, ING GoldenSelect Access 210, ING GoldenSelect Landmark Variable Annuity 210, Wells Fargo ING Landmark Variable Annuity 210 |
| Band 18 | ING GoldenSelect Access - 7% Solution (post April 2001), ING GoldenSelect Access 215 |
| Band 19 | ING GoldenSelect Access, ING GoldenSelect Access (Citigroup/Smith Barney), ING GoldenSelect Access  - Max 7 (post April 2001) ING SmartDesign Advantage Variable Annuity 225, ING GoldenSelect Access 225 |
| Band 20 | ING GoldenSelect ES II, ING GoldenSelect ES II - Max 7 (post 2000), ING GoldenSelect Generations, ING GoldenSelect Generations - Max 7, ING GoldenSelect Opportunities, ING GoldenSelect Opportunities - Max 7, ING SmartDesign Advantage Variable Annuity 185, Wells Fargo ING Opportunities Variable Annuity, Wells Fargo ING Opportunities - Max 7, ING GoldenSelect ES II 185, ING GoldenSelect Generations Variable Annuity 185, ING GoldenSelect Opportunities Variable 185, Wells Fargo ING Opportunities Variable Annuity 185 |
| Band 21 | ING GoldenSelect Landmark - 7% Solution, ING SmartDesign Advantage Variable Annuity 200, Wells Fargo ING Landmark - 7% Solution, ING GoldenSelect Landmark Variable Annuity 200, Wells Fargo ING Landmark Variable Annuity 200 |
| Band 22 | Granite PrimElite - Standard, ING GoldenSelect Granite PrimElite 125 |
| Band 23 | ING GoldenSelect Granite PrimElite - Annual Ratchet; ING GoldenSelect Granite PrimElite 140 |
| Band 24 | ING GoldenSelect Access One |
| Band 25 | ING GoldenSelect Value |
| Band 26 | ING SmartDesign Variable Annuity Option I, ING SmartDesign Variable Annuity 095 |
| Band 27 | ING SmartDesign Variable Annuity Option II, ING SmartDesign Variable Annuity 125 |
| Band 28 | ING SmartDesign Variable Annuity, ING SmartDesign Variable Annuity Option III, ING SmartDesign Variable Annuity 140 |
| Band 29 | ING SmartDesign Variable Annuity Bonus Option I, ING SmartDesign Variable Annuity 145 |
| Band 30 | ING SmartDesign Variable Annuity Bonus Option II, ING SmartDesign Variable Annuity 175 |
| Band 31 | ING SmartDesign Variable Annuity Bonus Option III, ING SmartDesign Variable Annuity 190 |
| Band 32 | ING SmartDesign Advantage Bonus Option I, ING SmartDesign Advantage Variable Annuity 220 |
| Band 33 | ING SmartDesign Advantage Bonus Option II, ING SmartDesign Advantage Variable Annuity 240 |

| Bands | Products |
|-------|----------|
| Band 34 | ING SmartDesign Advantage Bonus Option III, ING SmartDesign Advantage Variable Annuity 255 |
| Band 35 | ING Rollover Choice Option I (prior to August 7, 2003), ING Focus VA Option I, ING Focus Variable Annuity 075, ING Rollover Choice 075 |
| Band 36 | ING Rollover Choice Option II (prior to August 7, 2003), ING Focus VA Option I, ING Focus VA Option II, ING Focus Variable Annuity 095, ING Rollover Choice 095 |
| Band 37 | ING Rollover Choice Option III (prior to August 7, 2003), ING Rollover Choice 110 |
| Band 38 | ING Rollover Choice Option I, ING Rollover Choice 100 |
| Band 39 | ING Rollover Choice Option II, ING Rollover Choice 120 |
| Band 40 | ING Rollover Choice Option III, ING Rollover Choice 135 |
| Band 41 | ING SmartDesign Signature Option I, ING SmartDesign Signature Variable Annuity 175 |
| Band 42 | ING SmartDesign Signature Option II, ING SmartDesign Signature Variable Annuity 210 |
| Band 43 | ING SmartDesign Signature Option III |
| Band 44 | ING SmartDesign Advantage Variable Annuity 245 |
| Band 45 | ING SmartDesign Advantage Variable Annuity 260 |
| Band 46 | ING GoldenSelect Landmark Variable Annuity 220, ING GoldenSelect Legends 220, Wells Fargo ING Landmark Variable Annuity 220 |
| Band 47 | ING GoldenSelect Access 235 |
| Band 49 | ING Simplicity Variable Annuity 200 |
| Band 50 | ING Architect Variable Annuity 180 |
| Band 51 | ING Architect Variable Annuity 210 |
| Band 52 | ING Architect Variable Annuity 145 |
| Band 53 | ING Architect Variable Annuity 170 |
| Band 54 | ING Architect Variable Annuity 200 |
| Band 55 | ING Architect Variable Annuity 155 |
| Band 56 | ING Architect Variable Annuity 115 |
| Band 57 | ING Architect Variable Annuity 170 |
| Band 58 | ING Architect Variable Annuity 195 |
| Band 59 | ING Architect Variable Annuity 225 |
| Band 60 | ING Architect Variable Annuity 160 |
| Band 61 | ING Architect Variable Annuity 185 |
| Band 62 | ING Architect Variable Annuity 215 |
| Band 64 | ING Architect Variable Annuity 200 |

## 10. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2011, 2010, 2009, 2008, and 2007, follows:

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **BlackRock Global Allocation V.I. Fund - Class III** | | | | | | |
| 2011 | 111,786 | $9.45 to $9.97 | $1,082,096 | 2.30% | 0.95% to 2.35% | -5.88% to -4.50% |
| 2010 | 112,825 | $9.97 to $10.44 | $1,153,042 | 1.14% | 0.95% to 2.60% | 6.86% to 8.65% |
| 2009 | 102,963 | $9.33 to $9.61 | $975,605 | 2.36% | 0.95% to 2.60% | 17.80% to 19.83% |
| 2008 | 49,903 | $7.92 to $8.02 | $397,800 | (b) | 0.95% to 2.60% | (b) |
| 2007 | (b) | (b) | (b) | (b) | (b) | (b) |
| **Columbia Asset Allocation Fund, Variable Series - Class A** | | | | | | |
| 2011 | 18 | $14.78 to $15.31 | $279 | 2.75% | 1.40% to 1.80% | -2.64% to -2.23% |
| 2010 | 20 | $15.18 to $15.66 | $303 | 2.29% | 1.40% to 1.80% | 11.37% to 11.86% |
| 2009 | 22 | $13.63 to $14.00 | $308 | 3.86% | 1.40% to 1.80% | 21.81% to 22.27% |
| 2008 | 23 | $11.19 to $11.45 | $262 | 3.66% | 1.40% to 1.80% | -29.62% to -29.36% |
| 2007 | 41 | $15.82 to $16.21 | $668 | 2.48% | 1.40% to 1.90% | 7.11% to 7.64% |
| **Columbia Small Cap Value Fund, Variable Series - Class B** | | | | | | |
| 2011 | 7,095 | $11.38 to $20.09 | $132,452 | 0.88% | 0.95% to 2.35% | -8.37% to -7.04% |
| 2010 | 8,008 | $12.42 to $21.68 | $162,178 | 1.03% | 0.95% to 2.35% | 23.58% to 25.22% |
| 2009 | 9,211 | $10.05 to $17.36 | $150,066 | 0.85% | 0.95% to 2.35% | 21.97% to 23.89% |
| 2008 | 10,670 | $8.24 to $14.06 | $141,739 | 0.46% | 0.95% to 2.45% | -29.89% to -28.85% |
| 2007 | 13,631 | $11.74 to $19.82 | $256,889 | 0.27% | 0.95% to 2.60% | -5.11% to -3.56% |
| **Columbia Small Company Growth Fund, Variable Series - Class A** | | | | | | |
| 2011 | 1 | $17.39 | $11 | - | 1.55% | -7.01% |
| 2010 | 1 | $18.70 to $18.85 | $18 | - | 1.45% to 1.55% | 26.35% to 26.51% |
| 2009 | 2 | $14.55 to $14.90 | $25 | - | 1.45% to 1.80% | 23.41% to 23.86% |
| 2008 | 4 | $11.79 to $12.07 | $51 | - | 1.40% to 1.80% | -41.89% to -41.63% |
| 2007 | 4 | $20.29 to $20.68 | $91 | - | 1.40% to 1.80% | 11.42% to 11.84% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **Columbia VP Large Cap Growth Fund - Class 1** | | | | | | | | | |
| 2011 | 41 | $6.52 | to $6.55 | $271 | (e) | 1.40% to 1.90% | | (e) | |
| 2010 | (e) | | (e) | (e) | (e) | (e) | | (e) | |
| 2009 | (e) | | (e) | (e) | (e) | (e) | | (e) | |
| 2008 | (e) | | (e) | (e) | (e) | (e) | | (e) | |
| 2007 | (e) | | (e) | (e) | (e) | (e) | | (e) | |
| **Columbia VP Short Duration US Government Fund - Class 1** | | | | | | | | | |
| 2011 | - | $10.30 | | $4 | (e) | 1.80% | | (e) | |
| 2010 | (e) | | (e) | (e) | (e) | (e) | | (e) | |
| 2009 | (e) | | (e) | (e) | (e) | (e) | | (e) | |
| 2008 | (e) | | (e) | (e) | (e) | (e) | | (e) | |
| 2007 | (e) | | (e) | (e) | (e) | (e) | | (e) | |
| **Fidelity® VIP Equity-Income Portfolio - Service Class 2** | | | | | | | | | |
| 2011 | 14,627 | $8.73 | to $13.27 | $157,133 | 2.22% | 0.75% to 2.55% | -1.91% | to -0.08% |
| 2010 | 16,702 | $8.77 | to $13.31 | $181,385 | 1.50% | 0.75% to 2.60% | 11.86% | to 14.02% |
| 2009 | 19,074 | $7.72 | to $11.70 | $183,254 | 1.91% | 0.75% to 2.60% | 26.51% | to 28.93% |
| 2008 | 22,259 | $6.01 | to $9.10 | $167,056 | 2.07% | 0.75% to 2.60% | -44.30% | to -43.24% |
| 2007 | 28,026 | $11.47 | to $16.08 | $373,387 | 1.66% | 0.75% to 2.60% | -1.39% | to 0.50% |
| **Fidelity® VIP Contrafund® Portfolio - Service Class 2** | | | | | | | | | |
| 2011 | 50,330 | $8.47 | to $16.61 | $662,869 | 0.76% | 0.75% to 2.60% | -5.27% | to -3.51% |
| 2010 | 57,642 | $8.91 | to $17.26 | $795,262 | 0.94% | 0.75% to 2.60% | 13.86% | to 16.09% |
| 2009 | 66,360 | $7.79 | to $14.91 | $795,683 | 1.12% | 0.75% to 2.60% | 31.90% | to 34.45% |
| 2008 | 72,902 | $5.89 | to $11.12 | $656,498 | 0.94% | 0.75% to 2.60% | -44.18% | to -43.14% |
| 2007 | 57,227 | $12.58 | to $19.59 | $922,587 | 0.87% | 0.75% to 2.60% | 14.18% | to 16.41% |
| **Franklin Small Cap Value Securities Fund - Class 2** | | | | | | | | | |
| 2011 | 646 | $17.58 | to $18.46 | $11,819 | 0.72% | 0.75% to 1.35% | -5.08% | to -4.51% |
| 2010 | 748 | $18.47 | to $19.38 | $14,384 | 0.75% | 0.75% to 1.35% | 26.54% | to 27.30% |
| 2009 | 799 | $14.56 | to $15.26 | $12,115 | 1.65% | 0.75% to 1.35% | 27.41% | to 28.14% |
| 2008 | 611 | $11.40 | to $11.94 | $7,246 | 1.14% | 0.75% to 1.35% | -33.92% | to -33.50% |
| 2007 | 479 | $17.21 | to $18.00 | $8,548 | 0.71% | 0.75% to 1.35% | -3.75% | to -3.14% |

236

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING Balanced Portfolio - Class S** | | | | | | | | | |
| 2011 | 460 | $9.44 | to $13.35 | $5,392 | 2.50% | 0.75% to | 2.10% | -3.67% to | -2.34% |
| 2010 | 562 | $9.80 | to $13.67 | $6,681 | 2.62% | 0.75% to | 2.10% | 11.49% to | 12.88% |
| 2009 | 654 | $8.76 | to $12.11 | $6,899 | 4.06% | 0.75% to | 2.20% | 16.33% to | 18.15% |
| 2008 | 724 | $7.46 | to $10.25 | $6,399 | 3.34% | 0.75% to | 2.55% | -30.08% to | -28.87% |
| 2007 | 814 | $10.66 | to $14.41 | $9,901 | 2.48% | 0.75% to | 2.60% | 2.60% to | 4.57% |
| **ING Intermediate Bond Portfolio - Class S** | | | | | | | | | |
| 2011 | 91,027 | $10.79 | to $14.94 | $1,214,624 | 4.18% | 0.75% to | 2.60% | 4.48% to | 6.49% |
| 2010 | 99,181 | $10.28 | to $14.03 | $1,253,226 | 4.77% | 0.75% to | 2.60% | 6.67% to | 8.68% |
| 2009 | 106,012 | $9.60 | to $12.91 | $1,241,312 | 6.19% | 0.75% to | 2.60% | 8.41% to | 10.44% |
| 2008 | 104,672 | $8.83 | to $11.69 | $1,122,300 | 6.23% | 0.75% to | 2.60% | -11.04% to | -9.31% |
| 2007 | 88,836 | $10.20 | to $12.89 | $1,068,161 | 4.53% | 0.75% to | 2.60% | 2.96% to | 4.88% |
| **ING American Funds Asset Allocation Portfolio** | | | | | | | | | |
| 2011 | 35,868 | $9.27 | to $9.76 | $340,934 | 1.42% | 0.95% to | 2.35% | -1.49% to | -0.10% |
| 2010 | 36,730 | $9.41 | to $9.77 | $352,116 | 1.56% | 0.95% to | 2.35% | 9.40% to | 10.90% |
| 2009 | 35,172 | $8.60 | to $8.81 | $306,208 | 1.71% | 0.95% to | 2.35% | 20.45% to | 22.19% |
| 2008 | 20,680 | $7.13 | to (b) | $148,369 | (b) | 0.95% to | 2.60% | (b) | |
| 2007 | (b) | (b) | | (b) | (b) | (b) | | (b) | |
| **ING American Funds Bond Portfolio** | | | | | | | | | |
| 2011 | 43,914 | $10.27 | to $11.04 | $463,738 | 2.67% | 0.75% to | 2.35% | 3.31% to | 4.99% |
| 2010 | 49,259 | $9.94 | to $10.55 | $500,271 | 2.49% | 0.75% to | 2.60% | 3.28% to | 5.25% |
| 2009 | 49,758 | $9.60 | to $10.04 | $484,377 | 3.65% | 0.75% to | 2.60% | 9.18% to | 11.35% |
| 2008 | 28,568 | $8.77 | to $9.04 | $252,168 | (b) | 0.75% to | 2.60% | (b) | |
| 2007 | (b) | (b) | | (b) | (b) | (b) | | (b) | |
| **ING American Funds Global Growth and Income Portfolio** | | | | | | | | | |
| 2011 | 734 | $9.24 | to $9.36 | $6,822 | (e) | 0.95% to | 2.35% | (e) | |
| 2010 | (e) | (e) | | (e) | (e) | (e) | | (e) | |
| 2009 | (e) | (e) | | (e) | (e) | (e) | | (e) | |
| 2008 | (e) | (e) | | (e) | (e) | (e) | | (e) | |
| 2007 | (e) | (e) | | (e) | (e) | (e) | | (e) | |

237

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING American Funds Growth Portfolio** | | | | | | | | | |
| 2011 | 149,922 | $8.33 | to $13.77 | $1,884,011 | 0.20% | 0.75% | to 2.60% | -7.23% | to -5.52% |
| 2010 | 171,550 | $8.95 | to $14.60 | $2,301,516 | 0.11% | 0.75% | to 2.60% | 15.08% | to 17.15% |
| 2009 | 181,605 | $7.75 | to $12.48 | $2,104,447 | 1.86% | 0.75% | to 2.60% | 35.05% | to 37.77% |
| 2008 | 181,107 | $5.72 | to $9.09 | $1,544,265 | 0.86% | 0.75% | to 2.60% | -45.73% | to -44.72% |
| 2007 | 156,541 | $12.02 | to $16.46 | $2,455,766 | 0.26% | 0.75% | to 2.60% | 8.83% | to 10.93% |
| **ING American Funds International Growth and Income Portfolio** | | | | | | | | | |
| 2011 | 511 | $8.73 | to $8.85 | $4,490 | (e) | 0.95% | to 2.35% | (e) | |
| 2010 | (e) | (e) | | (e) | (e) | (e) | | (e) | |
| 2009 | (e) | (e) | | (e) | (e) | (e) | | (e) | |
| 2008 | (e) | (e) | | (e) | (e) | (e) | | (e) | |
| 2007 | (e) | (e) | | (e) | (e) | (e) | | (e) | |
| **ING American Funds International Portfolio** | | | | | | | | | |
| 2011 | 67,548 | $6.98 | to $16.35 | $977,119 | 1.65% | 0.75% | to 2.60% | -16.58% | to -15.04% |
| 2010 | 78,623 | $8.34 | to $19.28 | $1,355,667 | 0.88% | 0.75% | to 2.60% | 3.94% | to 5.90% |
| 2009 | 84,125 | $8.00 | to $18.25 | $1,387,295 | 3.37% | 0.75% | to 2.60% | 38.56% | to 41.37% |
| 2008 | 80,618 | $5.75 | to $12.94 | $953,776 | 1.98% | 0.75% | to 2.60% | -43.93% | to -42.92% |
| 2007 | 72,838 | $13.49 | to $22.71 | $1,548,000 | 0.88% | 0.75% | to 2.60% | 16.30% | to 18.47% |
| **ING American Funds World Allocation Portfolio - Service Class** | | | | | | | | | |
| 2011 | 14,957 | $12.05 | to $13.67 | $184,314 | 1.09% | 0.95% | to 2.35% | -8.09% | to -6.75% |
| 2010 | 13,571 | $13.11 | to $14.66 | $180,515 | 0.82% | 0.95% | to 2.35% | 10.08% | to 11.65% |
| 2009 | 8,491 | $11.91 | to $13.13 | $102,079 | 0.49% | 0.95% | to 2.35% | 31.60% | to 33.44% |
| 2008 | 1,447 | $9.05 | to $9.09 | $13,128 | (b) | 1.00% | to 2.35% | (b) | |
| 2007 | (b) | (b) | | (b) | (b) | (b) | | (b) | |
| **ING Artio Foreign Portfolio - Service Class** | | | | | | | | | |
| 2011 | 34,479 | $5.43 | to $11.77 | $359,948 | 1.90% | 0.90% | to 2.60% | -23.86% | to -22.54% |
| 2010 | 39,914 | $7.07 | to $15.33 | $543,023 | - | 0.80% | to 2.60% | 4.07% | to 5.98% |
| 2009 | 46,393 | $6.65 | to $14.60 | $601,656 | 3.12% | 0.80% | to 2.60% | 17.18% | to 19.31% |
| 2008 | 45,525 | $5.66 | to $12.36 | $499,269 | - | 0.80% | to 2.60% | -45.12% | to -44.08% |
| 2007 | 45,509 | $13.89 | to $22.32 | $908,393 | 0.08% | 0.80% | to 2.60% | 13.41% | to 15.51% |

238

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING Artio Foreign Portfolio - Service 2 Class** | | | | | | | | | |
| 2011 | 2,743 | $8.71 | to $12.88 | $30,958 | 1.78% | 1.40% | to 2.20% | -23.73% to | -23.10% |
| 2010 | 3,067 | $11.42 | to $16.75 | $45,325 | - | 1.40% | to 2.20% | 4.48% to | 5.28% |
| 2009 | 3,309 | $10.93 | to $15.91 | $46,737 | 2.84% | 1.40% | to 2.20% | 17.40% to | 18.38% |
| 2008 | 3,270 | $9.31 | to $13.44 | $38,955 | - | 1.40% | to 2.20% | -44.98% to | -44.49% |
| 2007 | 3,447 | $16.92 | to $24.21 | $74,247 | - | 1.40% | to 2.20% | 13.71% to | 14.58% |
| **ING BlackRock Health Sciences Opportunities Portfolio - Service Class** | | | | | | | | | |
| 2011 | 15,336 | $8.98 | to $12.23 | $175,361 | 0.55% | 0.90% | to 2.60% | 2.09% to | 3.82% |
| 2010 | 15,039 | $8.72 | to $11.78 | $167,211 | - | 0.90% | to 2.60% | 4.17% to | 6.05% |
| 2009 | 16,988 | $8.19 | to $11.11 | $179,816 | - | 0.90% | to 2.60% | 16.96% to | 19.08% |
| 2008 | 18,362 | $6.98 | to $9.33 | $164,749 | 0.14% | 0.90% | to 2.60% | -30.52% to | -29.35% |
| 2007 | 16,047 | $11.93 | to $13.21 | $205,635 | 0.13% | 0.80% | to 2.60% | 5.72% to | 7.68% |
| **ING BlackRock Inflation Protected Bond Portfolio - Service Class** | | | | | | | | | |
| 2011 | 41,818 | $11.85 | to $12.38 | $504,313 | 2.03% | 0.75% | to 2.35% | 9.42% to | 11.13% |
| 2010 | 23,288 | $10.78 | to $11.14 | $255,091 | 1.85% | 0.75% | to 2.60% | 2.76% to | 4.70% |
| 2009 | 15,090 | $10.49 | to $10.64 | $159,401 | (c) | 0.75% | to 2.60% | (c) | |
| 2008 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| 2007 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| **ING BlackRock Large Cap Growth Portfolio - Institutional Class** | | | | | | | | | |
| 2011 | 16 | $8.28 | to $8.51 | $134 | 0.70% | 0.75% | to 1.35% | -2.59% to | -2.07% |
| 2010 | 18 | $8.50 | to $8.69 | $153 | 0.66% | 0.75% | to 1.35% | 12.14% to | 12.71% |
| 2009 | 19 | $7.58 | to $7.71 | $148 | 0.72% | 0.75% | to 1.35% | 28.69% to | 29.58% |
| 2008 | 22 | $5.89 | to $5.95 | $131 | - | 0.75% | to 1.35% | -39.71% to | -39.35% |
| 2007 | 25 | $9.77 | to $9.81 | $244 | (a) | 0.75% | to 1.35% | (a) | |
| **ING BlackRock Large Cap Growth Portfolio - Service Class** | | | | | | | | | |
| 2011 | 13,029 | $8.86 | to $11.62 | $138,504 | 0.47% | 0.75% | to 2.60% | -4.13% to | -2.38% |
| 2010 | 12,002 | $9.15 | to $11.92 | $131,991 | 0.27% | 0.75% | to 2.60% | 10.40% to | 12.56% |
| 2009 | 13,216 | $8.21 | to $10.60 | $130,165 | 0.32% | 0.75% | to 2.60% | 26.78% to | 29.32% |
| 2008 | 12,227 | $6.41 | to $8.22 | $94,345 | - | 0.75% | to 2.60% | -40.61% to | -39.55% |
| 2007 | 11,875 | $10.92 | to $13.69 | $153,507 | - | 0.75% | to 2.60% | 3.98% to | 5.97% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING Clarion Global Real Estate Portfolio - Service Class** | | | | | | | | | |
| 2011 | 12,280 | $8.01 to | $10.40 | $120,762 | 3.48% | 0.75% to | 2.35% | -7.52% to | -6.08% |
| 2010 | 14,082 | $8.57 to | $11.08 | $148,699 | 8.36% | 0.75% to | 2.35% | 13.21% to | 15.19% |
| 2009 | 16,302 | $7.49 to | $9.65 | $151,036 | 2.43% | 0.75% to | 2.60% | 29.94% to | 32.34% |
| 2008 | 16,758 | $5.69 to | $7.30 | $118,550 | - | 0.75% to | 2.60% | -42.79% to | -41.83% |
| 2007 | 11,754 | $11.74 to | $12.55 | $145,395 | 3.55% | 0.95% to | 2.60% | -9.70% to | -8.19% |
| **ING Clarion Global Real Estate Portfolio - Service 2 Class** | | | | | | | | | |
| 2011 | 185 | $9.59 to | $10.05 | $1,815 | 3.33% | 1.40% to | 2.20% | -7.52% to | -6.69% |
| 2010 | 214 | $10.37 to | $10.77 | $2,264 | 8.28% | 1.40% to | 2.20% | 13.21% to | 14.09% |
| 2009 | 247 | $9.16 to | $9.44 | $2,299 | 2.15% | 1.40% to | 2.20% | 30.30% to | 31.48% |
| 2008 | 239 | $7.03 to | $7.18 | $1,695 | - | 1.40% to | 2.20% | -42.61% to | -42.19% |
| 2007 | 222 | $12.25 to | $12.42 | $2,736 | 3.30% | 1.40% to | 2.20% | -9.46% to | -8.68% |
| **ING Clarion Real Estate Portfolio - Service Class** | | | | | | | | | |
| 2011 | 5,197 | $10.67 to | $89.29 | $292,946 | 1.29% | 0.50% to | 2.60% | 6.64% to | 8.96% |
| 2010 | 6,187 | $9.95 to | $81.95 | $322,300 | 3.38% | 0.50% to | 2.60% | 24.70% to | 27.33% |
| 2009 | 7,573 | $7.94 to | $64.36 | $307,226 | 3.51% | 0.50% to | 2.60% | 32.26% to | 35.21% |
| 2008 | 8,954 | $5.97 to | $47.60 | $270,838 | 1.26% | 0.50% to | 2.60% | -40.10% to | -38.82% |
| 2007 | 11,227 | $9.92 to | $77.80 | $578,834 | 1.18% | 0.50% to | 2.60% | -19.87% to | -18.16% |
| **ING Clarion Real Estate Portfolio - Service 2 Class** | | | | | | | | | |
| 2011 | 981 | $13.37 to | $24.54 | $20,207 | 1.17% | 1.40% to | 2.20% | 6.87% to | 7.77% |
| 2010 | 1,093 | $12.51 to | $22.77 | $21,031 | 3.24% | 1.40% to | 2.20% | 24.98% to | 26.01% |
| 2009 | 1,228 | $10.01 to | $18.07 | $18,836 | 3.33% | 1.40% to | 2.20% | 32.76% to | 33.80% |
| 2008 | 1,378 | $7.54 to | $13.51 | $15,856 | 1.08% | 1.40% to | 2.20% | -39.97% to | -39.44% |
| 2007 | 1,592 | $12.56 to | $22.31 | $30,569 | 1.05% | 1.40% to | 2.20% | -19.69% to | -19.02% |
| **ING DFA World Equity Portfolio - Service Class** | | | | | | | | | |
| 2011 | 20,489 | $7.41 to | $8.68 | $156,789 | 2.37% | 0.75% to | 2.35% | -11.36% to | -9.77% |
| 2010 | 25,962 | $8.36 to | $9.62 | $222,454 | 1.62% | 0.75% to | 2.60% | 22.04% to | 23.81% |
| 2009 | 22,107 | $6.85 to | $7.77 | $154,311 | - | 0.75% to | 2.35% | 18.92% to | 21.03% |
| 2008 | 22,447 | $5.76 to | $6.42 | $130,749 | 2.64% | 0.75% to | 2.35% | -44.40% to | -43.67% |
| 2007 | 9,583 | $10.36 to | $10.42 | $99,541 | (a) | 1.00% to | 2.35% | (a) | |

240

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING FMR℠ Diversified Mid Cap Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 43,006 | $9.27 | to | $16.95 | $626,916 | 0.20% | 0.50% | to | 2.35% | -13.06% | to | -11.40% |
| 2010 | 52,695 | $10.64 | to | $19.13 | $879,120 | 0.14% | 0.50% | to | 2.60% | 25.00% | to | 27.70% |
| 2009 | 57,858 | $8.48 | to | $14.98 | $766,006 | 0.46% | 0.50% | to | 2.60% | 35.66% | to | 38.45% |
| 2008 | 59,892 | $6.23 | to | $10.82 | $581,082 | 0.72% | 0.50% | to | 2.60% | -40.75% | to | -39.42% |
| 2007 | 65,165 | $12.21 | to | $17.86 | $1,061,996 | 0.15% | 0.50% | to | 2.60% | 11.47% | to | 13.53% |
| **ING FMR℠ Diversified Mid Cap Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2011 | 1,696 | $12.66 | to | $19.79 | $29,604 | 0.20% | 1.40% | to | 2.20% | -12.99% | to | -12.32% |
| 2010 | 1,862 | $14.55 | to | $22.57 | $37,335 | 0.04% | 1.40% | to | 2.20% | 25.32% | to | 26.37% |
| 2009 | 2,037 | $11.61 | to | $17.86 | $32,436 | 0.34% | 1.40% | to | 2.20% | 35.95% | to | 37.17% |
| 2008 | 2,176 | $8.54 | to | $13.02 | $25,387 | 0.38% | 1.40% | to | 2.20% | -40.57% | to | -40.14% |
| 2007 | 2,406 | $14.37 | to | $21.75 | $47,072 | 0.01% | 1.40% | to | 2.20% | 11.74% | to | 12.69% |
| **ING Franklin Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 41,219 | $10.08 | to | $11.63 | $456,258 | 5.81% | 0.95% | to | 2.60% | -0.09% | to | 1.58% |
| 2010 | 40,859 | $10.06 | to | $11.46 | $448,938 | 5.17% | 0.95% | to | 2.60% | 10.00% | to | 11.87% |
| 2009 | 43,601 | $9.11 | to | $10.25 | $431,653 | 6.53% | 0.95% | to | 2.60% | 28.61% | to | 30.74% |
| 2008 | 37,779 | $7.10 | to | $7.84 | $288,417 | 3.41% | 0.95% | to | 2.60% | -31.12% | to | -29.89% |
| 2007 | 31,117 | $10.83 | to | $11.20 | $342,076 | 1.18% | 0.95% | to | 2.60% | -0.09% | to | 1.64% |
| **ING Franklin Income Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2011 | 820 | $10.71 | to | $11.21 | $9,008 | 5.55% | 1.40% | to | 2.20% | 0.19% | to | 0.90% |
| 2010 | 822 | $10.69 | to | $11.11 | $8,983 | 4.58% | 1.40% | to | 2.20% | 10.32% | to | 11.21% |
| 2009 | 799 | $9.69 | to | $9.99 | $7,857 | 6.74% | 1.40% | to | 2.20% | 28.86% | to | 30.08% |
| 2008 | 770 | $7.52 | to | $7.68 | $5,852 | 3.40% | 1.40% | to | 2.20% | -30.95% | to | -30.43% |
| 2007 | 824 | $10.89 | to | $11.04 | $9,020 | 1.27% | 1.40% | to | 2.20% | 0.28% | to | 1.10% |
| **ING Franklin Mutual Shares Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 18,518 | $8.34 | to | $10.00 | $178,164 | 3.44% | 0.95% | to | 2.55% | -3.34% | to | -1.77% |
| 2010 | 20,340 | $8.60 | to | $10.18 | $200,678 | 0.43% | 0.95% | to | 2.60% | 8.73% | to | 10.53% |
| 2009 | 20,839 | $7.89 | to | $9.21 | $187,539 | 0.13% | 0.95% | to | 2.60% | 23.25% | to | 25.34% |
| 2008 | 20,205 | $6.38 | to | $7.35 | $146,314 | 3.71% | 0.95% | to | 2.60% | -39.44% | to | -38.34% |
| 2007 | 16,820 | $11.79 | to | $11.92 | $199,485 | (a) | 0.95% | to | 2.60% | | | (a) |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Franklin Templeton Founding Strategy Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 90,783 | $7.86 | to | $9.49 | $747,851 | 2.35% | 0.75% | to | 2.60% | -3.79% | to | -1.96% |
| 2010 | 100,997 | $8.17 | to | $9.68 | $857,015 | 2.48% | 0.75% | to | 2.60% | 7.93% | to | 9.88% |
| 2009 | 109,090 | $7.57 | to | $8.81 | $849,891 | 2.86% | 0.75% | to | 2.60% | 26.80% | to | 29.37% |
| 2008 | 112,503 | $5.97 | to | $6.81 | $684,019 | 0.13% | 0.75% | to | 2.60% | -37.36% | to | -36.31% |
| 2007 | 54,307 | $9.53 | to | $9.64 | $520,590 | (a) | 0.95% | to | 2.60% | | (a) | |
| **ING Global Resources Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2011 | 9,963 | $8.78 | to | $8.90 | $87,944 | (e) | 0.95% | to | 2.35% | | (e) | |
| 2010 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ING Global Resources Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 14,721 | $8.41 | to | $45.97 | $491,277 | 0.55% | 0.80% | to | 2.60% | -11.52% | to | -9.88% |
| 2010 | 17,390 | $9.47 | to | $51.01 | $653,531 | 0.86% | 0.80% | to | 2.60% | 18.51% | to | 20.68% |
| 2009 | 22,047 | $7.96 | to | $42.27 | $692,061 | 0.33% | 0.80% | to | 2.60% | 33.93% | to | 36.40% |
| 2008 | 23,618 | $5.92 | to | $30.99 | $547,001 | 2.07% | 0.80% | to | 2.60% | -42.56% | to | -41.47% |
| 2007 | 20,069 | $14.96 | to | $52.95 | $828,047 | 0.01% | 0.80% | to | 2.60% | 29.83% | to | 32.18% |
| **ING Global Resources Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2011 | 1,052 | $17.55 | to | $27.67 | $24,799 | 0.42% | 1.40% | to | 2.20% | -11.23% | to | -10.51% |
| 2010 | 1,153 | $19.77 | to | $30.92 | $30,533 | 0.77% | 1.40% | to | 2.20% | 18.81% | to | 19.75% |
| 2009 | 1,285 | $16.64 | to | $25.82 | $28,489 | 0.04% | 1.40% | to | 2.20% | 34.19% | to | 35.32% |
| 2008 | 1,367 | $12.40 | to | $19.08 | $22,531 | 1.65% | 1.40% | to | 2.20% | -42.38% | to | -41.90% |
| 2007 | 1,436 | $21.52 | to | $32.84 | $41,169 | - | 1.40% | to | 2.20% | 30.19% | to | 31.20% |
| **ING Invesco Van Kampen Growth and Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 15,290 | $8.86 | to | $33.37 | $383,533 | 1.22% | 0.50% | to | 2.60% | -4.70% | to | -2.65% |
| 2010 | 17,670 | $9.21 | to | $34.28 | $460,426 | 0.24% | 0.50% | to | 2.60% | 9.59% | to | 11.92% |
| 2009 | 20,388 | $8.35 | to | $30.63 | $482,174 | 1.23% | 0.50% | to | 2.60% | 20.71% | to | 23.31% |
| 2008 | 21,955 | $6.85 | to | $24.84 | $428,956 | 3.75% | 0.50% | to | 2.60% | -34.00% | to | -32.55% |
| 2007 | 24,948 | $11.42 | to | $36.83 | $739,205 | 1.52% | 0.50% | to | 2.60% | -0.08% | to | 2.08% |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2011 | 3,289 | $10.46 | to | $15.03 | $44,533 | 1.08% | 1.40% | to | 2.20% | -4.47% | to | -3.72% |
| 2010 | 3,710 | $10.95 | to | $15.61 | $52,570 | 0.24% | 1.40% | to | 2.20% | 9.83% | to | 10.79% |
| 2009 | 3,999 | $9.97 | to | $14.09 | $51,349 | 1.11% | 1.40% | to | 2.20% | 21.14% | to | 21.99% |
| 2008 | 4,227 | $8.23 | to | $11.55 | $44,662 | 3.49% | 1.40% | to | 2.20% | -33.84% | to | -33.24% |
| 2007 | 4,845 | $12.44 | to | $17.30 | $77,095 | 1.37% | 1.40% | to | 2.20% | 0.16% | to | 0.99% |
| **ING JPMorgan Emerging Markets Equity Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 26,986 | $7.73 | to | $21.49 | $495,145 | 0.87% | 0.75% | to | 2.60% | -20.39% | to | -18.90% |
| 2010 | 28,787 | $9.68 | to | $26.50 | $657,788 | 0.49% | 0.75% | to | 2.60% | 17.13% | to | 19.44% |
| 2009 | 35,528 | $8.23 | to | $22.21 | $692,447 | 1.48% | 0.75% | to | 2.60% | 67.19% | to | 70.19% |
| 2008 | 35,629 | $4.91 | to | $13.05 | $414,868 | 2.61% | 0.75% | to | 2.60% | -52.55% | to | -51.67% |
| 2007 | 35,157 | $18.01 | to | $27.00 | $867,350 | 0.89% | 0.80% | to | 2.60% | 34.89% | to | 37.40% |
| **ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2011 | 1,006 | $18.77 | to | $30.35 | $25,476 | 0.70% | 1.40% | to | 2.20% | -20.20% | to | -19.54% |
| 2010 | 1,118 | $23.52 | to | $37.72 | $35,486 | 0.41% | 1.40% | to | 2.20% | 17.48% | to | 18.47% |
| 2009 | 1,238 | $20.02 | to | $31.84 | $33,336 | 1.14% | 1.40% | to | 2.20% | 67.53% | to | 68.91% |
| 2008 | 1,298 | $11.95 | to | $18.85 | $20,686 | 2.26% | 1.40% | to | 2.20% | -52.41% | to | -52.04% |
| 2007 | 1,430 | $25.11 | to | $39.30 | $47,813 | 0.89% | 1.40% | to | 2.20% | 35.15% | to | 36.32% |
| **ING JPMorgan Small Cap Core Equity Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 15,244 | $11.03 | to | $16.26 | $223,895 | 0.33% | 0.90% | to | 2.60% | -3.87% | to | -2.22% |
| 2010 | 16,918 | $11.41 | to | $16.63 | $257,411 | 0.27% | 0.90% | to | 2.60% | 23.46% | to | 25.60% |
| 2009 | 12,649 | $9.20 | to | $13.24 | $153,523 | 0.41% | 0.90% | to | 2.60% | 23.95% | to | 26.22% |
| 2008 | 13,007 | $7.38 | to | $10.58 | $126,323 | 0.47% | 0.80% | to | 2.60% | -31.75% | to | -30.53% |
| 2007 | 16,728 | $10.76 | to | $15.37 | $236,387 | 0.13% | 0.80% | to | 2.60% | -4.25% | to | -2.50% |
| **ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2011 | 2,003 | $11.48 | to | $18.46 | $32,082 | 0.19% | 1.40% | to | 2.20% | -3.61% | to | -2.84% |
| 2010 | 2,318 | $11.91 | to | $19.00 | $38,538 | 0.11% | 1.40% | to | 2.20% | 23.80% | to | 24.75% |
| 2009 | 2,557 | $9.62 | to | $15.23 | $34,226 | 0.22% | 1.40% | to | 2.20% | 24.29% | to | 25.35% |
| 2008 | 2,792 | $7.74 | to | $12.15 | $30,008 | 0.28% | 1.40% | to | 2.20% | -31.56% | to | -31.04% |
| 2007 | 3,257 | $11.31 | to | $17.62 | $50,959 | - | 1.40% | to | 2.20% | -4.07% | to | -3.24% |

243

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Large Cap Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 15,951 | $12.59 | to | $15.41 | $217,732 | 0.27% | 0.75% | to | 2.35% | -0.16% | to | 1.52% |
| 2010 | 8,969 | $12.61 | to | $15.18 | $121,916 | 0.34% | 0.75% | to | 2.35% | 11.59% | to | 13.37% |
| 2009 | 7,714 | $11.30 | to | $13.39 | $93,436 | 0.43% | 0.75% | to | 2.35% | 39.16% | to | 41.39% |
| 2008 | 1,030 | $8.12 | to | $9.47 | $8,916 | 0.14% | 0.75% | to | 2.55% | -29.38% | to | -28.09% |
| 2007 | 701 | $11.48 | to | $13.17 | $8,527 | 0.08% | 0.75% | to | 2.55% | 8.85% | to | 10.77% |
| **ING Large Cap Growth Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2011 | 59 | $12.59 | to | $13.87 | $784 | 0.24% | 1.40% | to | 2.20% | -0.16% | to | 0.58% |
| 2010 | 67 | $12.61 | to | $13.79 | $886 | - | 1.40% | to | 2.20% | 11.59% | to | 12.57% |
| 2009 | 74 | $11.30 | to | $12.25 | $879 | - | 1.40% | to | 2.20% | 38.99% | to | 40.16% |
| 2008 | 94 | $8.13 | to | $8.74 | $802 | - | 1.40% | to | 2.20% | -29.18% | to | -28.65% |
| 2007 | 109 | $11.48 | to | $12.25 | $1,301 | - | 1.40% | to | 2.20% | 9.02% | to | 9.87% |
| **ING Large Cap Value Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 6,463 | $9.95 | to | $10.10 | $64,740 | (e) | 0.90% | to | 2.45% | | | (e) |
| 2010 | (e) | | (e) | | (e) | (e) | | (e) | | | | (e) |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | | (e) |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | | (e) |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | | (e) |
| **ING Limited Maturity Bond Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 3,478 | $10.46 | to | $28.34 | $75,764 | 3.11% | 0.50% | to | 2.25% | -1.10% | to | 0.64% |
| 2010 | 4,330 | $10.56 | to | $28.16 | $94,829 | 3.66% | 0.50% | to | 2.25% | 0.85% | to | 2.62% |
| 2009 | 5,258 | $10.44 | to | $27.44 | $113,748 | 4.79% | 0.50% | to | 2.25% | 4.76% | to | 6.65% |
| 2008 | 6,346 | $9.94 | to | $25.73 | $130,395 | 6.53% | 0.50% | to | 2.25% | -2.48% | to | -0.73% |
| 2007 | 8,412 | $10.17 | to | $25.92 | $176,466 | 1.99% | 0.50% | to | 2.25% | 3.35% | to | 5.24% |
| **ING Liquid Assets Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 67,502 | $9.39 | to | $19.12 | $994,227 | - | 0.75% | to | 2.35% | -2.29% | to | -0.73% |
| 2010 | 70,785 | $9.60 | to | $19.26 | $1,063,594 | - | 0.75% | to | 2.60% | -2.58% | to | -0.77% |
| 2009 | 97,754 | $9.82 | to | $19.41 | $1,494,964 | 0.11% | 0.75% | to | 2.60% | -2.33% | to | -0.41% |
| 2008 | 150,409 | $10.01 | to | $19.49 | $2,331,467 | 2.26% | 0.75% | to | 2.60% | -0.19% | to | 1.67% |
| 2007 | 68,096 | $10.32 | to | $19.17 | $1,050,018 | 4.98% | 0.75% | to | 2.60% | 2.18% | to | 4.18% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING Liquid Assets Portfolio - Service 2 Class** | | | | | | | | | |
| 2011 | 1,931 | $9.84 to | $10.29 | $19,328 | - | 1.40% to | 2.20% | -2.18% to | -1.34% |
| 2010 | 2,263 | $10.04 to | $10.43 | $23,027 | - | 1.40% to | 2.20% | -2.13% to | -1.42% |
| 2009 | 3,118 | $10.23 to | $10.58 | $32,318 | 0.06% | 1.40% to | 2.20% | -2.00% to | -1.12% |
| 2008 | 5,349 | $10.40 to | $10.70 | $56,288 | 2.09% | 1.40% to | 2.20% | 0.10% to | 0.85% |
| 2007 | 2,311 | $10.36 to | $10.64 | $24,213 | 4.67% | 1.40% to | 2.20% | 2.44% to | 3.31% |
| **ING Marsico Growth Portfolio - Service Class** | | | | | | | | | |
| 2011 | 27,653 | $8.96 to | $18.01 | $417,672 | 0.23% | 0.80% to | 2.60% | -4.24% to | -2.44% |
| 2010 | 31,986 | $9.26 to | $18.46 | $502,962 | 0.52% | 0.80% to | 2.60% | 16.68% to | 18.87% |
| 2009 | 34,422 | $7.78 to | $15.53 | $460,437 | 0.84% | 0.80% to | 2.60% | 25.61% to | 28.03% |
| 2008 | 37,553 | $6.17 to | $12.13 | $397,436 | 0.52% | 0.80% to | 2.60% | -41.84% to | -40.80% |
| 2007 | 41,695 | $12.20 to | $20.49 | $758,194 | - | 0.80% to | 2.60% | 11.21% to | 13.20% |
| **ING Marsico Growth Portfolio - Service 2 Class** | | | | | | | | | |
| 2011 | 1,227 | $10.15 to | $15.03 | $16,367 | 0.10% | 1.40% to | 2.20% | -3.97% to | -3.16% |
| 2010 | 1,351 | $10.57 to | $15.52 | $18,769 | 0.40% | 1.40% to | 2.20% | 16.92% to | 17.93% |
| 2009 | 1,476 | $9.04 to | $13.16 | $17,480 | 0.69% | 1.40% to | 2.20% | 26.08% to | 27.03% |
| 2008 | 1,535 | $7.17 to | $10.36 | $14,277 | 0.32% | 1.40% to | 2.20% | -41.75% to | -41.24% |
| 2007 | 1,666 | $12.31 to | $17.63 | $26,446 | - | 1.40% to | 2.20% | 11.50% to | 12.44% |
| **ING MFS Total Return Portfolio - Service Class** | | | | | | | | | |
| 2011 | 26,667 | $9.62 to | $31.45 | $635,627 | 2.40% | 0.50% to | 2.60% | -1.08% to | 1.09% |
| 2010 | 31,007 | $9.66 to | $31.11 | $742,863 | 0.45% | 0.50% to | 2.60% | 7.07% to | 9.27% |
| 2009 | 35,805 | $8.98 to | $28.47 | $797,586 | 2.44% | 0.50% to | 2.60% | 14.78% to | 17.31% |
| 2008 | 38,189 | $7.77 to | $24.27 | $740,739 | 5.93% | 0.50% to | 2.60% | -24.37% to | -22.73% |
| 2007 | 43,202 | $10.21 to | $31.41 | $1,114,781 | 2.83% | 0.50% to | 2.60% | 1.28% to | 3.49% |
| **ING MFS Total Return Portfolio - Service 2 Class** | | | | | | | | | |
| 2011 | 2,472 | $10.48 to | $13.85 | $30,990 | 2.33% | 1.40% to | 2.20% | -0.76% to | 0.07% |
| 2010 | 2,737 | $10.56 to | $13.84 | $34,511 | 0.44% | 1.40% to | 2.20% | 7.32% to | 8.12% |
| 2009 | 2,933 | $9.84 to | $12.80 | $34,335 | 2.28% | 1.40% to | 2.20% | 15.09% to | 16.05% |
| 2008 | 3,225 | $8.55 to | $11.03 | $32,705 | 5.67% | 1.40% to | 2.20% | -24.13% to | -23.51% |
| 2007 | 3,710 | $11.27 to | $14.42 | $49,366 | 2.89% | 1.40% to | 2.20% | 1.53% to | 2.35% |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING MFS Utilities Portfolio - Service Class** | | | | | | | | | |
| 2011 | 27,505 | $9.29 to | $18.06 | $463,878 | 3.57% | 0.75% to | 2.60% | 3.61% to | 5.61% |
| 2010 | 26,755 | $8.94 to | $17.13 | $431,592 | 2.55% | 0.75% to | 2.60% | 10.77% to | 12.77% |
| 2009 | 28,774 | $8.04 to | $15.20 | $416,638 | 5.29% | 0.75% to | 2.60% | 29.34% to | 31.87% |
| 2008 | 31,245 | $6.19 to | $11.55 | $347,825 | 3.74% | 0.75% to | 2.60% | -39.34% to | -38.27% |
| 2007 | 27,331 | $15.42 to | $18.71 | $499,704 | 0.74% | 0.80% to | 2.60% | 24.10% to | 26.38% |
| **ING Morgan Stanley Global Franchise Portfolio - Service Class** | | | | | | | | | |
| 2011 | 18,918 | $10.64 to | $19.72 | $333,098 | 2.35% | 0.90% to | 2.60% | 6.19% to | 8.05% |
| 2010 | 19,799 | $9.98 to | $18.25 | $326,147 | 0.41% | 0.90% to | 2.60% | 10.90% to | 12.86% |
| 2009 | 18,516 | $8.96 to | $16.29 | $272,604 | 6.66% | 0.80% to | 2.60% | 25.54% to | 27.86% |
| 2008 | 18,444 | $7.11 to | $12.74 | $215,647 | 1.99% | 0.80% to | 2.60% | -30.39% to | -29.14% |
| 2007 | 20,324 | $12.28 to | $17.98 | $339,631 | - | 0.80% to | 2.60% | 6.81% to | 8.84% |
| **ING Morgan Stanley Global Franchise Portfolio - Service 2 Class** | | | | | | | | | |
| 2011 | 3,291 | $14.66 to | $19.94 | $58,798 | 2.24% | 1.40% to | 2.20% | 6.54% to | 7.38% |
| 2010 | 3,747 | $13.76 to | $18.57 | $62,764 | 0.30% | 1.40% to | 2.20% | 11.33% to | 12.27% |
| 2009 | 4,059 | $12.36 to | $16.54 | $60,900 | 6.66% | 1.40% to | 2.20% | 25.74% to | 26.74% |
| 2008 | 4,476 | $9.83 to | $13.05 | $53,281 | 1.77% | 1.40% to | 2.20% | -30.23% to | -29.65% |
| 2007 | 5,104 | $14.09 to | $18.55 | $86,794 | - | 1.40% to | 2.20% | 7.15% to | 8.04% |
| **ING Oppenheimer Active Allocation Portfolio - Service Class** | | | | | | | | | |
| 2011 | 4,532 | $10.93 to | $13.87 | $50,759 | 0.03% | 0.95% to | 2.35% | -6.66% to | -5.39% |
| 2010 | 5,040 | $11.71 to | $14.66 | $60,023 | 1.62% | 0.95% to | 2.35% | 11.40% to | 12.94% |
| 2009 | 2,217 | $10.51 to | $12.98 | $23,532 | 1.10% | 0.95% to | 2.35% | 24.97% to | 26.39% |
| 2008 | 412 | $8.41 to | $8.45 | $3,471 | (b) | 1.15% to | 2.35% | (b) | |
| 2007 | (b) | (b) | | (b) | (b) | (b) | | (b) | |
| **ING PIMCO High Yield Portfolio - Service Class** | | | | | | | | | |
| 2011 | 32,978 | $10.80 to | $16.97 | $506,277 | 7.29% | 0.50% to | 2.60% | 1.69% to | 3.92% |
| 2010 | 34,750 | $12.41 to | $16.33 | $519,986 | 7.27% | 0.50% to | 2.60% | 11.31% to | 13.64% |
| 2009 | 29,928 | $11.24 to | $14.47 | $400,025 | 8.29% | 0.50% to | 2.60% | 45.49% to | 48.60% |
| 2008 | 35,884 | $7.65 to | $9.76 | $326,164 | 8.81% | 0.50% to | 2.60% | -24.50% to | -22.89% |
| 2007 | 48,061 | $10.74 to | $12.70 | $574,507 | 6.90% | 0.50% to | 2.60% | 0.17% to | 2.37% |

246

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIMCO Total Return Bond Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 162,686 | $11.92 | to | $21.31 | $2,819,652 | 4.06% | 0.75% | to | 2.60% | 0.76% | to | 2.67% |
| 2010 | 174,530 | $11.75 | to | $20.76 | $2,995,230 | 4.93% | 0.75% | to | 2.60% | 4.96% | to | 6.90% |
| 2009 | 184,659 | $11.14 | to | $19.42 | $2,982,070 | 4.08% | 0.75% | to | 2.60% | 11.41% | to | 13.57% |
| 2008 | 146,635 | $10.05 | to | $17.10 | $2,112,274 | 3.67% | 0.75% | to | 2.60% | 1.54% | to | 3.45% |
| 2007 | 67,225 | $10.85 | to | $16.53 | $963,329 | 2.80% | 0.75% | to | 2.60% | 6.15% | to | 8.18% |
| **ING PIMCO Total Return Bond Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2011 | 4,593 | $13.10 | to | $15.15 | $65,836 | 4.01% | 1.40% | to | 2.20% | 1.00% | to | 1.75% |
| 2010 | 5,170 | $12.97 | to | $14.89 | $73,254 | 4.52% | 1.40% | to | 2.20% | 5.19% | to | 6.05% |
| 2009 | 5,514 | $12.33 | to | $14.04 | $73,887 | 3.66% | 1.40% | to | 2.20% | 11.79% | to | 12.68% |
| 2008 | 5,145 | $11.03 | to | $12.46 | $61,403 | 3.17% | 1.40% | to | 2.20% | 1.66% | to | 2.64% |
| 2007 | 4,084 | $10.85 | to | $12.14 | $47,659 | 3.23% | 1.40% | to | 2.20% | 6.37% | to | 7.24% |
| **ING Pioneer Fund Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 4,457 | $9.06 | to | $11.59 | $48,382 | 1.32% | 0.75% | to | 2.60% | -7.09% | to | -5.23% |
| 2010 | 5,005 | $9.61 | to | $12.23 | $57,938 | 1.02% | 0.75% | to | 2.60% | 12.94% | to | 14.94% |
| 2009 | 5,109 | $8.39 | to | $10.64 | $51,948 | 1.15% | 0.75% | to | 2.60% | 20.84% | to | 23.29% |
| 2008 | 5,490 | $6.83 | to | $8.63 | $45,727 | 2.81% | 0.75% | to | 2.60% | -36.39% | to | -35.26% |
| 2007 | 6,910 | $11.59 | to | $13.33 | $89,772 | 1.01% | 0.75% | to | 2.60% | 2.26% | to | 4.30% |
| **ING Pioneer Mid Cap Value Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 42,385 | $9.21 | to | $11.63 | $461,825 | 1.23% | 0.75% | to | 2.60% | -7.48% | to | -5.68% |
| 2010 | 49,052 | $9.86 | to | $12.33 | $572,449 | 0.83% | 0.75% | to | 2.60% | 14.92% | to | 16.99% |
| 2009 | 56,025 | $8.41 | to | $10.54 | $563,986 | 1.19% | 0.75% | to | 2.60% | 21.84% | to | 24.29% |
| 2008 | 60,375 | $6.88 | to | $8.48 | $494,199 | 1.66% | 0.75% | to | 2.60% | -34.81% | to | -33.65% |
| 2007 | 52,138 | $11.64 | to | $12.78 | $648,885 | 0.53% | 0.75% | to | 2.60% | 2.70% | to | 4.75% |
| **ING Retirement Conservative Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2011 | 60,971 | $8.98 | to | $9.26 | $555,004 | 1.59% | 0.95% | to | 2.35% | 2.75% | to | 4.16% |
| 2010 | 53,453 | $8.74 | to | $8.89 | $470,803 | 0.25% | 0.95% | to | 2.35% | 5.30% | to | 6.85% |
| 2009 | 48,192 | $8.30 | to | $8.32 | $400,422 | (c) | 0.95% | to | 2.35% | (c) | | |
| 2008 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2007 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |

247

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Retirement Growth Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2011 | 412,396 | $9.78 | to | $10.15 | $4,111,687 | 0.83% | 0.95% | to | 2.60% | -3.74% | to | -2.12% |
| 2010 | 449,035 | $10.16 | to | $10.37 | $4,611,727 | 0.37% | 0.95% | to | 2.60% | 8.66% | to | 10.55% |
| 2009 | 484,226 | $9.35 | to | $9.38 | $4,534,412 | (c) | 0.95% | to | 2.60% | (c) | | |
| 2008 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **ING Retirement Moderate Growth Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2011 | 276,852 | $10.13 | to | $10.51 | $2,858,948 | 1.05% | 0.95% | to | 2.60% | -2.50% | to | -0.85% |
| 2010 | 303,412 | $10.39 | to | $10.60 | $3,185,520 | 0.47% | 0.95% | to | 2.60% | 8.12% | to | 9.96% |
| 2009 | 322,936 | $9.61 | to | $9.64 | $3,108,225 | (c) | 0.95% | to | 2.60% | (c) | | |
| 2008 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **ING Retirement Moderate Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2011 | 157,865 | $10.44 | to | $10.83 | $1,681,480 | 1.39% | 0.95% | to | 2.60% | -0.48% | to | 1.12% |
| 2010 | 171,842 | $10.49 | to | $10.71 | $1,823,032 | 0.56% | 0.95% | to | 2.60% | 6.61% | to | 8.51% |
| 2009 | 186,216 | $9.84 | to | $9.87 | $1,834,949 | (c) | 0.95% | to | 2.60% | (c) | | |
| 2008 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **ING T. Rowe Price Capital Appreciation Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 64,353 | $10.65 | to | $60.29 | $2,370,408 | 1.81% | 0.75% | to | 2.60% | 0.24% | to | 2.10% |
| 2010 | 73,279 | $10.56 | to | $59.06 | $2,636,403 | 1.59% | 0.75% | to | 2.60% | 11.01% | to | 13.15% |
| 2009 | 75,826 | $9.45 | to | $52.21 | $2,513,348 | 1.88% | 0.75% | to | 2.60% | 29.86% | to | 32.33% |
| 2008 | 75,307 | $7.26 | to | $39.50 | $1,962,032 | 4.41% | 0.75% | to | 2.60% | -29.40% | to | -28.10% |
| 2007 | 70,829 | $10.22 | to | $54.94 | $2,706,874 | 1.81% | 0.80% | to | 2.60% | 1.64% | to | 3.56% |
| **ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2011 | 4,440 | $12.55 | to | $18.55 | $73,103 | 1.65% | 1.40% | to | 2.20% | 0.48% | to | 1.26% |
| 2010 | 5,094 | $12.49 | to | $18.32 | $83,486 | 1.42% | 1.40% | to | 2.20% | 11.32% | to | 12.32% |
| 2009 | 5,711 | $11.22 | to | $16.31 | $83,348 | 1.69% | 1.40% | to | 2.20% | 30.16% | to | 31.11% |
| 2008 | 6,234 | $8.62 | to | $12.44 | $69,529 | 3.87% | 1.40% | to | 2.20% | -29.23% | to | -28.63% |
| 2007 | 7,127 | $12.18 | to | $17.43 | $111,811 | 1.70% | 1.40% | to | 2.20% | 1.92% | to | 2.77% |

248

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. Rowe Price Equity Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 25,659 | $8.99 | to | $37.21 | $643,106 | 1.98% | 0.50% | to | 2.60% | -3.43% | to | -1.40% |
| 2010 | 26,314 | $9.23 | to | $37.74 | $685,068 | 1.57% | 0.50% | to | 2.60% | 11.93% | to | 14.40% |
| 2009 | 28,154 | $8.17 | to | $32.99 | $652,560 | 1.66% | 0.50% | to | 2.60% | 21.80% | to | 24.35% |
| 2008 | 28,972 | $6.65 | to | $26.53 | $553,960 | 4.20% | 0.50% | to | 2.60% | -37.39% | to | -36.01% |
| 2007 | 30,810 | $11.55 | to | $41.46 | $945,504 | 1.39% | 0.50% | to | 2.60% | 0.39% | to | 2.52% |
| **ING T. Rowe Price Equity Income Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2011 | 1,780 | $10.09 | to | $14.36 | $23,289 | 1.90% | 1.40% | to | 2.20% | -3.07% | to | -2.31% |
| 2010 | 1,773 | $10.41 | to | $14.70 | $23,922 | 1.49% | 1.40% | to | 2.20% | 12.18% | to | 13.16% |
| 2009 | 1,880 | $9.28 | to | $12.99 | $22,439 | 1.53% | 1.40% | to | 2.20% | 22.06% | to | 23.01% |
| 2008 | 2,064 | $7.60 | to | $10.56 | $20,160 | 3.93% | 1.40% | to | 2.20% | -37.24% | to | -36.69% |
| 2007 | 2,243 | $12.11 | to | $16.68 | $34,714 | 1.32% | 1.40% | to | 2.20% | 0.67% | to | 1.52% |
| **ING T. Rowe Price International Stock Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 11,431 | $6.71 | to | $12.23 | $130,635 | 3.60% | 0.75% | to | 2.60% | -14.58% | to | -13.01% |
| 2010 | 12,505 | $7.83 | to | $14.08 | $166,057 | 1.37% | 0.75% | to | 2.60% | 10.86% | to | 12.93% |
| 2009 | 14,798 | $7.04 | to | $12.48 | $175,866 | 1.22% | 0.75% | to | 2.60% | 33.99% | to | 36.62% |
| 2008 | 18,200 | $5.23 | to | $9.16 | $160,191 | 1.13% | 0.75% | to | 2.60% | -50.83% | to | -49.95% |
| 2007 | 16,499 | $14.26 | to | $18.30 | $294,956 | 0.87% | 0.90% | to | 2.60% | 17.41% | to | 19.53% |
| **ING Templeton Global Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 12,807 | $7.70 | to | $22.99 | $228,537 | 1.62% | 0.80% | to | 2.60% | -8.11% | to | -6.43% |
| 2010 | 14,785 | $8.35 | to | $24.57 | $286,405 | 1.43% | 0.80% | to | 2.60% | 4.99% | to | 6.87% |
| 2009 | 16,283 | $7.93 | to | $22.99 | $299,463 | 2.07% | 0.80% | to | 2.60% | 28.88% | to | 31.22% |
| 2008 | 16,433 | $6.13 | to | $17.52 | $234,440 | 1.02% | 0.80% | to | 2.60% | -41.26% | to | -40.14% |
| 2007 | 18,291 | $11.69 | to | $30.60 | $448,072 | 1.03% | 0.50% | to | 2.60% | -0.30% | to | 1.90% |
| **ING Templeton Global Growth Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2011 | 298 | $9.66 | to | $14.99 | $3,901 | 1.44% | 1.40% | to | 2.20% | -7.91% | to | -7.13% |
| 2010 | 332 | $10.49 | to | $16.14 | $4,732 | 1.36% | 1.40% | to | 2.20% | 5.22% | to | 6.04% |
| 2009 | 346 | $9.97 | to | $15.22 | $4,691 | 1.95% | 1.40% | to | 2.20% | 29.15% | to | 30.20% |
| 2008 | 357 | $7.72 | to | $11.69 | $3,738 | 0.71% | 1.40% | to | 2.20% | -41.07% | to | -40.60% |
| 2007 | 464 | $13.10 | to | $19.68 | $8,169 | 0.90% | 1.40% | to | 2.20% | 0.00% | to | 0.87% |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING Diversified International Fund - Class R** | | | | | | | | | |
| 2011 | 17 | $7.64 | to $7.89 | $128 | 0.65% | 0.75% | to 1.35% | -16.50% | to -15.97% |
| 2010 | 19 | $9.15 | to $9.39 | $178 | 0.52% | 0.75% | to 1.35% | 9.84% | to 10.47% |
| 2009 | 24 | $8.33 | to $8.50 | $203 | 0.52% | 0.75% | to 1.35% | 32.85% | to 33.86% |
| 2008 | 29 | $6.27 | to $6.35 | $182 | 7.24% | 0.75% | to 1.35% | -46.77% | to -46.46% |
| 2007 | 34 | $11.78 | to $11.86 | $398 | 2.53% | 0.75% | to 1.35% | 10.40% | to 10.67% |
| **ING American Century Small-Mid Cap Value Portfolio - Service Class** | | | | | | | | | |
| 2011 | 106 | $17.14 | to $18.85 | $1,975 | 1.15% | 0.75% | to 1.35% | -4.44% | to -3.85% |
| 2010 | 157 | $17.90 | to $19.66 | $3,047 | 1.06% | 0.75% | to 1.35% | 20.36% | to 21.06% |
| 2009 | 127 | $14.83 | to $16.27 | $2,051 | 2.20% | 0.75% | to 1.35% | 33.81% | to 34.63% |
| 2008 | 34 | $11.17 | to $12.12 | $404 | 0.87% | 0.75% | to 1.35% | -27.54% | to -27.11% |
| 2007 | 32 | $15.35 | to $16.66 | $519 | 0.53% | 0.75% | to 1.35% | -4.20% | to -3.60% |
| **ING Baron Small Cap Growth Portfolio - Service Class** | | | | | | | | | |
| 2011 | 26,714 | $10.08 | to $18.76 | $335,771 | - | 0.75% | to 2.60% | -0.43% | to 1.46% |
| 2010 | 27,327 | $10.09 | to $18.49 | $342,203 | - | 0.75% | to 2.60% | 23.17% | to 25.61% |
| 2009 | 28,614 | $8.16 | to $14.72 | $288,247 | - | 0.75% | to 2.60% | 31.77% | to 34.18% |
| 2008 | 23,371 | $6.17 | to $10.97 | $177,288 | - | 0.75% | to 2.60% | -42.81% | to -41.71% |
| 2007 | 18,283 | $11.41 | to $18.82 | $240,630 | - | 0.75% | to 2.60% | 3.35% | to 5.32% |
| **ING Columbia Small Cap Value II Portfolio - Service Class** | | | | | | | | | |
| 2011 | 13,429 | $9.15 | to $10.85 | $127,517 | 0.41% | 0.95% | to 2.35% | -4.98% | to -3.60% |
| 2010 | 15,497 | $9.52 | to $11.27 | $153,917 | 1.16% | 0.95% | to 2.60% | 22.05% | to 24.12% |
| 2009 | 19,380 | $7.80 | to $9.08 | $156,330 | 1.23% | 0.95% | to 2.60% | 21.50% | to 23.51% |
| 2008 | 20,680 | $6.42 | to $7.36 | $136,090 | 0.10% | 0.95% | to 2.60% | -35.80% | to -34.69% |
| 2007 | 14,188 | $10.00 | to $11.27 | $144,098 | 0.12% | 0.95% | to 2.60% | 0.30% | to 2.08% |
| **ING Davis New York Venture Portfolio - Service Class** | | | | | | | | | |
| 2011 | 26,804 | $8.24 | to $12.49 | $242,733 | 0.98% | 0.75% | to 2.60% | -7.16% | to -5.44% |
| 2010 | 30,184 | $8.85 | to $13.23 | $291,613 | 0.41% | 0.75% | to 2.60% | 9.11% | to 11.26% |
| 2009 | 30,411 | $8.08 | to $11.93 | $266,995 | 0.67% | 0.75% | to 2.60% | 28.14% | to 30.66% |
| 2008 | 27,384 | $6.28 | to $9.15 | $185,900 | 0.86% | 0.75% | to 2.60% | -40.84% | to -39.67% |
| 2007 | 16,069 | $11.14 | to $15.21 | $182,872 | 0.26% | 0.75% | to 2.60% | 1.46% | to 3.31% |

250

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING Global Bond Portfolio - Service Class** | | | | | | | | | |
| 2011 | 652 | $13.35 to | $13.90 | $8,930 | 7.06% | 0.75% to | 1.35% | 2.14% to | 2.73% |
| 2010 | 721 | $13.07 to | $13.53 | $9,633 | 3.10% | 0.75% to | 1.35% | 13.95% to | 14.66% |
| 2009 | 732 | $11.47 to | $11.80 | $8,547 | 3.29% | 0.75% to | 1.35% | 19.73% to | 20.41% |
| 2008 | 914 | $9.58 to | $9.80 | $8,886 | 6.50% | 0.75% to | 1.35% | -16.91% to | -16.38% |
| 2007 | 862 | $11.53 to | $11.72 | $10,045 | 4.43% | 0.75% to | 1.35% | 7.16% to | 7.82% |
| **ING Invesco Van Kampen Comstock Portfolio - Service Class** | | | | | | | | | |
| 2011 | 15,372 | $8.97 to | $13.45 | $173,078 | 1.34% | 0.75% to | 2.60% | -4.60% to | -2.75% |
| 2010 | 16,119 | $9.32 to | $13.88 | $189,031 | 1.38% | 0.75% to | 2.60% | 12.14% to | 14.24% |
| 2009 | 15,876 | $8.24 to | $12.18 | $164,271 | 2.32% | 0.75% to | 2.60% | 25.28% to | 27.51% |
| 2008 | 16,491 | $6.55 to | $9.57 | $135,204 | 3.99% | 0.75% to | 2.60% | -38.19% to | -36.94% |
| 2007 | 16,860 | $10.78 to | $15.22 | $221,984 | 1.25% | 0.75% to | 2.60% | -4.83% to | -3.00% |
| **ING Invesco Van Kampen Equity and Income Portfolio - Initial Class** | | | | | | | | | |
| 2011 | 123 | $12.35 to | $12.73 | $1,540 | 2.06% | 0.75% to | 1.20% | -2.29% to | -1.85% |
| 2010 | 160 | $12.64 to | $12.97 | $2,046 | 1.74% | 0.75% to | 1.20% | 10.97% to | 11.52% |
| 2009 | 202 | $11.39 to | $11.63 | $2,321 | 1.91% | 0.75% to | 1.20% | 21.30% to | 21.78% |
| 2008 | 221 | $9.34 to | $9.55 | $2,076 | 5.06% | 0.75% to | 1.35% | -24.43% to | -23.96% |
| 2007 | 283 | $12.36 to | $12.56 | $3,542 | 2.47% | 0.75% to | 1.35% | 2.15% to | 2.78% |
| **ING Invesco Van Kampen Equity and Income Portfolio - Service Class** | | | | | | | | | |
| 2011 | 14,689 | $9.18 to | $15.16 | $174,083 | 1.91% | 0.75% to | 2.60% | -3.83% to | -2.06% |
| 2010 | 16,986 | $9.50 to | $15.52 | $207,495 | 1.64% | 0.75% to | 2.60% | 9.13% to | 11.22% |
| 2009 | 17,055 | $8.66 to | $13.99 | $189,556 | 1.66% | 0.75% to | 2.60% | 19.14% to | 21.49% |
| 2008 | 18,391 | $7.23 to | $11.55 | $169,926 | 7.22% | 0.75% to | 2.60% | -25.55% to | -24.14% |
| 2007 | 8,181 | $9.66 to | $15.26 | $102,113 | 1.91% | 0.75% to | 2.60% | 0.59% to | 2.49% |
| **ING JPMorgan Mid Cap Value Portfolio - Service Class** | | | | | | | | | |
| 2011 | 10,281 | $10.05 to | $18.38 | $125,814 | 0.84% | 0.75% to | 2.35% | -0.59% to | 1.10% |
| 2010 | 9,712 | $10.11 to | $18.18 | $121,321 | 0.90% | 0.75% to | 2.45% | 19.98% to | 22.01% |
| 2009 | 6,384 | $8.42 to | $14.90 | $67,915 | 1.46% | 0.75% to | 2.55% | 22.50% to | 24.69% |
| 2008 | 3,989 | $6.86 to | $11.95 | $35,664 | 2.75% | 0.75% to | 2.55% | -34.77% to | -33.54% |
| 2007 | 1,393 | $13.50 to | $17.98 | $23,165 | 0.56% | 0.75% to | 2.60% | -0.37% to | 1.58% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Initial Class** | | | | | | | | | |
| 2011 | 389 | $11.83 | to $12.88 | $4,872 | 1.46% | 0.75% | to 2.00% | -9.97% | to -8.78% |
| 2010 | 492 | $13.07 | to $14.12 | $6,776 | 1.56% | 0.75% | to 2.10% | 13.65% | to 15.17% |
| 2009 | 618 | $11.50 | to $12.26 | $7,415 | 2.34% | 0.75% | to 2.10% | 36.74% | to 38.53% |
| 2008 | 762 | $8.38 | to $8.85 | $6,611 | 2.25% | 0.75% | to 2.20% | -41.64% | to -40.76% |
| 2007 | 972 | $14.20 | to $14.94 | $14,307 | 1.09% | 0.75% | to 2.60% | 3.80% | to 5.81% |
| **ING Oppenheimer Global Portfolio - Service Class** | | | | | | | | | |
| 2011 | 9,333 | $8.68 | to $15.74 | $116,446 | 1.32% | 0.75% | to 2.60% | -10.74% | to -9.12% |
| 2010 | 8,943 | $9.62 | to $17.35 | $124,699 | 1.37% | 0.75% | to 2.60% | 12.82% | to 14.95% |
| 2009 | 10,171 | $8.44 | to $15.14 | $124,376 | 2.14% | 0.75% | to 2.60% | 35.73% | to 38.33% |
| 2008 | 11,877 | $6.16 | to $10.97 | $105,333 | 2.45% | 0.75% | to 2.60% | -42.04% | to -40.94% |
| 2007 | 10,498 | $12.05 | to $18.62 | $160,036 | 0.96% | 0.75% | to 2.60% | 3.55% | to 5.56% |
| **ING PIMCO Total Return Portfolio - Service Class** | | | | | | | | | |
| 2011 | 430 | $13.86 | to $15.82 | $6,250 | 2.89% | 0.75% | to 1.35% | 1.84% | to 2.46% |
| 2010 | 556 | $13.61 | to $15.44 | $7,923 | 3.19% | 0.75% | to 1.35% | 6.16% | to 6.78% |
| 2009 | 718 | $12.82 | to $14.46 | $9,629 | 3.45% | 0.75% | to 1.35% | 11.09% | to 11.75% |
| 2008 | 713 | $11.54 | to $12.94 | $8,589 | 5.66% | 0.75% | to 1.35% | -1.54% | to -0.92% |
| 2007 | 386 | $11.72 | to $13.06 | $4,744 | 3.24% | 0.75% | to 1.35% | 7.92% | to 8.56% |
| **ING Solution 2015 Portfolio - Service Class** | | | | | | | | | |
| 2011 | 1,306 | $11.26 | to $11.73 | $15,011 | 3.15% | 0.75% | to 1.35% | -2.09% | to -1.43% |
| 2010 | 1,520 | $11.50 | to $11.90 | $17,776 | 2.21% | 0.75% | to 1.35% | 9.73% | to 10.39% |
| 2009 | 1,596 | $10.48 | to $10.78 | $16,960 | 3.91% | 0.75% | to 1.35% | 20.74% | to 21.40% |
| 2008 | 1,280 | $8.68 | to $8.88 | $11,249 | 1.89% | 0.75% | to 1.35% | -27.91% | to -27.39% |
| 2007 | 766 | $12.04 | to $12.23 | $9,290 | 0.51% | 0.75% | to 1.35% | 3.26% | to 3.82% |
| **ING Solution 2025 Portfolio - Service Class** | | | | | | | | | |
| 2011 | 1,479 | $10.86 | to $11.30 | $16,403 | 2.09% | 0.75% | to 1.35% | -4.40% | to -3.83% |
| 2010 | 1,598 | $11.36 | to $11.75 | $18,481 | 1.57% | 0.75% | to 1.35% | 12.25% | to 12.87% |
| 2009 | 1,640 | $10.12 | to $10.41 | $16,849 | 3.52% | 0.75% | to 1.35% | 24.17% | to 24.82% |
| 2008 | 1,108 | $8.15 | to $8.34 | $9,138 | 1.46% | 0.75% | to 1.35% | -34.80% | to -34.33% |
| 2007 | 516 | $12.50 | to $12.70 | $6,508 | 0.38% | 0.75% | to 1.35% | 3.22% | to 3.84% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Solution 2035 Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 887 | $10.82 | to | $11.27 | $9,777 | 1.62% | 0.75% | to | 1.35% | -5.91% | to | -5.29% |
| 2010 | 955 | $11.50 | to | $11.90 | $11,158 | 1.23% | 0.75% | to | 1.35% | 12.97% | to | 13.66% |
| 2009 | 1,070 | $10.18 | to | $10.47 | $11,035 | 2.91% | 0.75% | to | 1.35% | 26.62% | to | 27.37% |
| 2008 | 980 | $8.04 | to | $8.22 | $7,954 | 1.64% | 0.75% | to | 1.35% | -37.82% | to | -37.44% |
| 2007 | 595 | $12.93 | to | $13.14 | $7,753 | 0.41% | 0.75% | to | 1.35% | 3.86% | to | 4.45% |
| **ING Solution 2045 Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 104 | $10.78 | to | $11.23 | $1,131 | 1.17% | 0.75% | to | 1.35% | -6.42% | to | -5.79% |
| 2010 | 109 | $11.52 | to | $11.92 | $1,270 | 0.90% | 0.75% | to | 1.35% | 13.61% | to | 14.29% |
| 2009 | 135 | $10.14 | to | $10.43 | $1,384 | 2.15% | 0.75% | to | 1.35% | 28.03% | to | 28.77% |
| 2008 | 153 | $7.92 | to | $8.10 | $1,225 | 1.36% | 0.75% | to | 1.35% | -40.67% | to | -40.27% |
| 2007 | 84 | $13.35 | to | $13.56 | $1,135 | 0.14% | 0.75% | to | 1.35% | 4.52% | to | 4.95% |
| **ING Solution Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 515 | $11.52 | to | $11.99 | $6,055 | 4.06% | 0.75% | to | 1.35% | -0.95% | to | -0.42% |
| 2010 | 574 | $11.63 | to | $12.04 | $6,790 | 3.21% | 0.75% | to | 1.35% | 8.09% | to | 8.76% |
| 2009 | 635 | $10.76 | to | $11.07 | $6,919 | 5.25% | 0.75% | to | 1.35% | 15.57% | to | 16.28% |
| 2008 | 581 | $9.31 | to | $9.52 | $5,469 | 2.11% | 0.75% | to | 1.35% | -17.76% | to | -17.22% |
| 2007 | 408 | $11.32 | to | $11.50 | $4,657 | 0.65% | 0.75% | to | 1.35% | 4.03% | to | 4.36% |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 576 | $13.30 | to | $16.50 | $9,331 | 0.12% | 0.75% | to | 1.35% | -5.21% | to | -4.64% |
| 2010 | 694 | $13.99 | to | $17.34 | $11,833 | 0.07% | 0.75% | to | 1.35% | 26.40% | to | 27.20% |
| 2009 | 680 | $11.04 | to | $13.67 | $9,112 | 0.31% | 0.75% | to | 1.35% | 44.07% | to | 44.90% |
| 2008 | 339 | $7.65 | to | $9.46 | $3,090 | 0.06% | 0.75% | to | 1.35% | -44.03% | to | -43.68% |
| 2007 | 204 | $13.63 | to | $16.84 | $3,215 | - | 0.75% | to | 1.35% | 11.42% | to | 12.17% |
| **ING T. Rowe Price Growth Equity Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 11,616 | $8.69 | to | $14.47 | $105,828 | - | 0.75% | to | 2.35% | -3.66% | to | -2.11% |
| 2010 | 11,556 | $8.93 | to | $14.81 | $108,925 | 0.03% | 0.75% | to | 2.60% | 13.47% | to | 15.78% |
| 2009 | 11,877 | $7.87 | to | $12.83 | $97,640 | 0.01% | 0.75% | to | 2.60% | 39.05% | to | 41.41% |
| 2008 | 5,066 | $5.66 | to | $9.09 | $30,425 | 1.09% | 0.75% | to | 2.60% | -43.72% | to | -42.73% |
| 2007 | 3,334 | $10.10 | to | $15.93 | $35,823 | 0.14% | 0.75% | to | 2.45% | 8.14% | to | 8.79% |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Templeton Foreign Equity Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 21,745 | $7.08 | to | $9.78 | $190,490 | 1.75% | 0.75% | to | 2.35% | -14.34% | to | -12.95% |
| 2010 | 25,636 | $8.22 | to | $11.25 | $260,443 | 2.06% | 0.75% | to | 2.60% | 5.73% | to | 7.77% |
| 2009 | 25,327 | $7.67 | to | $10.46 | $241,228 | - | 0.75% | to | 2.60% | 28.47% | to | 31.00% |
| 2008 | 21,711 | $5.97 | to | $8.02 | $159,726 | 3.32% | 0.75% | to | 2.60% | -42.17% | to | -41.17% |
| 2007 | 8,749 | $12.45 | to | $13.64 | $110,579 | 1.24% | 0.95% | to | 2.60% | 12.26% | to | 14.14% |
| **ING Thornburg Value Portfolio - Initial Class** | | | | | | | | | | | | |
| 2011 | 105 | $7.91 | to | $11.76 | $895 | 0.70% | 0.95% | to | 2.00% | -14.85% | to | -13.98% |
| 2010 | 138 | $9.29 | to | $13.71 | $1,384 | 1.47% | 0.95% | to | 2.10% | 8.98% | to | 10.36% |
| 2009 | 163 | $8.51 | to | $12.46 | $1,479 | 1.12% | 0.95% | to | 2.10% | 41.78% | to | 43.50% |
| 2008 | 188 | $5.99 | to | $8.72 | $1,193 | 0.52% | 0.95% | to | 2.10% | -41.01% | to | -40.35% |
| 2007 | 247 | $10.15 | to | $14.66 | $2,633 | 0.44% | 0.95% | to | 2.10% | 4.98% | to | 6.18% |
| **ING Thornburg Value Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 620 | $9.02 | to | $12.38 | $6,348 | 0.55% | 0.75% | to | 2.35% | -15.38% | to | -13.89% |
| 2010 | 690 | $10.66 | to | $14.43 | $8,281 | 1.41% | 0.75% | to | 2.35% | 8.55% | to | 10.24% |
| 2009 | 718 | $9.82 | to | $13.11 | $7,716 | 0.79% | 0.75% | to | 2.35% | 40.89% | to | 43.36% |
| 2008 | 679 | $6.97 | to | $9.18 | $4,948 | 0.10% | 0.75% | to | 2.35% | -41.30% | to | -40.37% |
| 2007 | 1,107 | $11.74 | to | $15.42 | $13,460 | 0.75% | 0.75% | to | 2.35% | 4.49% | to | 6.20% |
| **ING UBS U.S. Large Cap Equity Portfolio - Service Class** | | | | | | | | | | | | |
| 2011 | 486 | $9.65 | to | $12.98 | $5,199 | 0.68% | 0.75% | to | 2.35% | -4.93% | to | -3.43% |
| 2010 | 558 | $10.15 | to | $13.48 | $6,229 | 0.64% | 0.75% | to | 2.35% | 10.33% | to | 12.15% |
| 2009 | 649 | $9.20 | to | $12.05 | $6,503 | 1.15% | 0.75% | to | 2.35% | 28.49% | to | 30.69% |
| 2008 | 796 | $7.16 | to | $9.25 | $6,145 | 1.56% | 0.75% | to | 2.35% | -41.41% | to | -40.47% |
| 2007 | 1,086 | $12.22 | to | $15.57 | $14,104 | 0.67% | 0.75% | to | 2.45% | -1.60% | to | 0.16% |
| **ING Strategic Allocation Conservative Portfolio - Class S** | | | | | | | | | | | | |
| 2011 | 88 | $14.22 | to | $14.81 | $1,286 | 3.65% | 0.75% | to | 1.35% | 0.14% | to | 0.82% |
| 2010 | 100 | $14.20 | to | $14.69 | $1,451 | 4.21% | 0.75% | to | 1.35% | 9.48% | to | 10.04% |
| 2009 | 102 | $12.97 | to | $13.35 | $1,353 | 8.24% | 0.75% | to | 1.35% | 16.11% | to | 16.90% |
| 2008 | 103 | $11.17 | to | $11.42 | $1,170 | 4.28% | 0.75% | to | 1.35% | -24.93% | to | -24.47% |
| 2007 | 96 | $14.88 | to | $15.12 | $1,445 | 2.50% | 0.75% | to | 1.35% | 4.26% | to | 4.71% |

254

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING Strategic Allocation Growth Portfolio - Class S** | | | | | | |
| 2011 | 31 | $14.73 to $15.33 | $460 | 2.64% | 0.75% to 1.35% | -4.41% to -3.89% |
| 2010 | 39 | $15.41 to $15.95 | $601 | 3.36% | 0.75% to 1.35% | 11.26% to 11.93% |
| 2009 | 42 | $13.85 to $14.25 | $589 | 9.26% | 0.75% to 1.35% | 23.22% to 24.02% |
| 2008 | 45 | $11.24 to $11.49 | $512 | 3.10% | 0.75% to 1.35% | -36.98% to -36.69% |
| 2007 | 25 | $17.93 to $18.15 | $455 | 1.31% | 0.75% to 1.20% | 3.52% to 3.95% |
| **ING Strategic Allocation Moderate Portfolio - Class S** | | | | | | |
| 2011 | 66 | $14.47 to $15.07 | $973 | 2.75% | 0.75% to 1.35% | -2.23% to -1.63% |
| 2010 | 51 | $14.80 to $15.32 | $775 | 4.19% | 0.75% to 1.35% | 10.20% to 10.93% |
| 2009 | 48 | $13.43 to $13.81 | $657 | 7.97% | 0.75% to 1.35% | 19.91% to 20.51% |
| 2008 | 50 | $11.20 to $11.46 | $573 | 3.34% | 0.75% to 1.35% | -31.58% to -31.09% |
| 2007 | 52 | $16.37 to $16.63 | $862 | 2.06% | 0.75% to 1.35% | 3.87% to 4.46% |
| **ING Growth and Income Portfolio - Class A** | | | | | | |
| 2011 | 123,527 | $9.46 to $9.63 | $1,177,999 | (e) | 0.75% to 2.60% | (e) |
| 2010 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2009 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2008 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2007 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING Growth and Income Portfolio - Class I** | | | | | | |
| 2011 | 9 | $8.70 to $8.76 | $77 | 1.05% | 1.25% to 1.40% | -1.69% to -1.46% |
| 2010 | 13 | $8.85 to $8.89 | $114 | 0.90% | 1.25% to 1.40% | 12.45% to 12.67% |
| 2009 | 14 | $7.87 to $7.89 | $109 | 1.01% | 1.25% to 1.40% | 28.50% to 28.59% |
| 2008 | 15 | $6.12 to $6.14 | $90 | 1.67% | 1.25% to 1.40% | -38.55% to -38.35% |
| 2007 | 15 | $9.96 | $150 | (a) | 1.25% to 1.40% | (a) |
| **ING Growth and Income Portfolio - Class S** | | | | | | |
| 2011 | 84,838 | $8.19 to $14.88 | $724,196 | 1.47% | 0.50% to 2.60% | -3.08% to -1.00% |
| 2010 | 51,286 | $8.45 to $15.07 | $449,666 | 0.79% | 0.50% to 2.60% | 10.89% to 13.28% |
| 2009 | 57,953 | $7.62 to $13.34 | $453,859 | 1.45% | 0.50% to 2.60% | 26.58% to 29.34% |
| 2008 | 44,763 | $6.02 to $10.33 | $274,706 | 3.86% | 0.50% to 2.60% | -39.13% to -38.33% |
| 2007 | 488 | $9.94 to $16.75 | $7,420 | 1.64% | 0.75% to 2.20% | 5.71% to 6.35% |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 7** | | | | | | | | | | | | |
| 2011 | 538 | $9.60 | to | $10.35 | $5,410 | 2.14% | 1.45% | to | 2.50% | -2.54% | to | -1.52% |
| 2010 | 731 | $9.60 | to | $10.51 | $7,465 | 2.15% | 1.45% | to | 2.95% | -0.52% | to | 1.06% |
| 2009 | 1,033 | $9.65 | to | $10.40 | $10,450 | 2.29% | 1.45% | to | 2.95% | -1.93% | to | -0.48% |
| 2008 | 1,169 | $9.84 | to | $10.45 | $11,948 | 1.97% | 1.45% | to | 2.95% | -7.69% | to | -6.36% |
| 2007 | 1,480 | $10.62 | to | $11.23 | $16,210 | 2.54% | 1.25% | to | 3.10% | 0.09% | to | 2.00% |
| **ING GET U.S. Core Portfolio - Series 8** | | | | | | | | | | | | |
| 2011 | 260 | $9.62 | to | $10.48 | $2,619 | 1.52% | 1.25% | to | 2.50% | -2.93% | to | -1.69% |
| 2010 | 399 | $9.91 | to | $10.66 | $4,109 | 2.15% | 1.25% | to | 2.50% | -0.10% | to | 1.14% |
| 2009 | 543 | $9.92 | to | $10.54 | $5,547 | 2.39% | 1.25% | to | 2.50% | -0.60% | to | 0.57% |
| 2008 | 725 | $9.98 | to | $10.48 | $7,399 | 1.87% | 1.25% | to | 2.50% | -8.86% | to | -7.58% |
| 2007 | 896 | $10.77 | to | $11.34 | $9,955 | 2.27% | 1.25% | to | 3.10% | 0.47% | to | 2.35% |
| **ING GET U.S. Core Portfolio - Series 9** | | | | | | | | | | | | |
| 2011 | 268 | $9.77 | to | $10.44 | $2,735 | 2.01% | 1.45% | to | 2.45% | -2.69% | to | -1.69% |
| 2010 | 387 | $10.04 | to | $10.62 | $4,036 | 2.07% | 1.45% | to | 2.45% | 1.21% | to | 2.31% |
| 2009 | 504 | $9.89 | to | $10.38 | $5,144 | 2.25% | 1.45% | to | 2.50% | | -1.00% | |
| 2008 | 596 | $9.92 | to | $10.38 | $6,080 | 2.19% | 1.45% | to | 2.70% | -7.72% | to | -6.49% |
| 2007 | 686 | $10.65 | to | $11.10 | $7,521 | 2.59% | 1.45% | to | 3.10% | 0.76% | to | 2.40% |
| **ING GET U.S. Core Portfolio - Series 10** | | | | | | | | | | | | |
| 2011 | 222 | $9.72 | to | $10.50 | $2,242 | 2.35% | 1.25% | to | 2.45% | -2.02% | to | -0.85% |
| 2010 | 318 | $9.92 | to | $10.59 | $3,216 | 2.66% | 1.25% | to | 2.45% | 1.53% | to | 2.82% |
| 2009 | 412 | $9.75 | to | $10.30 | $4,090 | 2.82% | 1.25% | to | 2.50% | -3.37% | to | -2.09% |
| 2008 | 501 | $9.95 | to | $10.52 | $5,125 | 2.53% | 1.25% | to | 2.90% | -6.66% | to | -5.05% |
| 2007 | 562 | $10.66 | to | $11.08 | $6,095 | 2.00% | 1.25% | to | 2.90% | 0.57% | to | 2.31% |
| **ING GET U.S. Core Portfolio - Series 11** | | | | | | | | | | | | |
| 2011 | 387 | $10.05 | to | $10.66 | $4,001 | 2.17% | 1.45% | to | 2.40% | -1.57% | to | -0.56% |
| 2010 | 468 | $9.94 | to | $10.72 | $4,857 | 2.38% | 1.45% | to | 2.95% | 1.74% | to | 3.28% |
| 2009 | 565 | $9.77 | to | $10.38 | $5,718 | 3.98% | 1.45% | to | 2.95% | -3.65% | to | -2.17% |
| 2008 | 742 | $10.14 | to | $10.61 | $7,708 | 2.42% | 1.45% | to | 2.95% | -2.31% | to | -0.93% |
| 2007 | 836 | $10.35 | to | $10.71 | $8,827 | 3.25% | 1.45% | to | 3.10% | -1.05% | to | 0.56% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 12** | | | | | | | | | | | | |
| 2011 | 172 | $10.12 | to | $10.73 | $1,817 | 2.59% | 1.45% | to | 2.45% | -1.36% | to | -0.37% |
| 2010 | 187 | $10.23 | to | $10.77 | $1,962 | 2.77% | 1.45% | to | 2.50% | 3.13% | to | 4.26% |
| 2009 | 221 | $9.71 | to | $10.33 | $2,232 | 3.19% | 1.45% | to | 3.05% | -3.67% | to | -2.09% |
| 2008 | 268 | $10.08 | to | $10.55 | $2,781 | 1.71% | 1.45% | to | 3.05% | -9.03% | to | -7.54% |
| 2007 | 355 | $11.07 | to | $11.41 | $4,014 | 1.30% | 1.45% | to | 3.10% | -0.18% | to | 1.51% |
| **ING GET U.S. Core Portfolio - Series 13** | | | | | | | | | | | | |
| 2011 | 859 | $10.25 | to | $10.72 | $9,103 | 2.21% | 1.45% | to | 2.25% | -0.49% | to | 0.28% |
| 2010 | 1,215 | $10.21 | to | $10.69 | $12,854 | 2.48% | 1.45% | to | 2.45% | 3.97% | to | 5.11% |
| 2009 | 1,567 | $9.82 | to | $10.17 | $15,806 | 3.48% | 1.45% | to | 2.45% | -4.47% | to | -3.51% |
| 2008 | 2,204 | $10.16 | to | $10.54 | $23,085 | 2.18% | 1.45% | to | 2.90% | -0.59% | to | 0.86% |
| 2007 | 3,493 | $10.19 | to | $10.45 | $36,193 | 0.65% | 1.45% | to | 3.10% | 1.70% | to | 3.36% |
| **ING GET U.S. Core Portfolio - Series 14** | | | | | | | | | | | | |
| 2011 | 2,709 | $10.36 | to | $10.93 | $29,164 | 3.07% | 1.45% | to | 2.50% | 0.58% | to | 1.67% |
| 2010 | 3,418 | $10.30 | to | $10.75 | $36,259 | 3.84% | 1.45% | to | 2.50% | 4.24% | to | 5.39% |
| 2009 | 4,490 | $9.72 | to | $10.20 | $45,358 | 3.95% | 1.45% | to | 3.05% | -3.76% | to | -2.30% |
| 2008 | 7,383 | $10.10 | to | $10.44 | $76,227 | 1.88% | 1.45% | to | 3.05% | -0.10% | to | 1.56% |
| 2007 | 8,660 | $10.11 | to | $10.28 | $88,486 | (a) | 1.45% | to | 3.10% | | | (a) |
| **ING BlackRock Science and Technology Opportunities Portfolio - Class S** | | | | | | | | | | | | |
| 2011 | 19,792 | $9.61 | to | $15.10 | $198,020 | - | 0.75% | to | 2.60% | -12.87% | to | -11.23% |
| 2010 | 23,192 | $11.03 | to | $17.01 | $263,966 | - | 0.75% | to | 2.60% | 15.14% | to | 17.23% |
| 2009 | 22,823 | $9.58 | to | $14.51 | $223,254 | - | 0.75% | to | 2.60% | 48.53% | to | 51.46% |
| 2008 | 13,408 | $6.45 | to | $9.58 | $87,426 | - | 0.75% | to | 2.60% | -40.81% | to | -40.46% |
| 2007 | 71 | $15.83 | to | $16.09 | $1,140 | - | 0.75% | to | 1.35% | 17.26% | to | 17.96% |
| **ING Euro STOXX 50 Index Portfolio - Class A** | | | | | | | | | | | | |
| 2011 | 415 | $7.03 | to | $7.24 | $2,955 | 14.38% | 0.95% | to | 2.25% | -19.20% | to | -18.12% |
| 2010 | 541 | $8.69 | to | $8.83 | $4,739 | 0.22% | 1.00% | to | 2.35% | -11.13% | to | -10.18% |
| 2009 | 62 | $9.79 | to | $9.82 | $608 | (c) | 1.15% | to | 2.25% | | | (c) |
| 2008 | (c) | | | (c) | (c) | (c) | | | (c) | | | (c) |
| 2007 | (c) | | | (c) | (c) | (c) | | | (c) | | | (c) |

257

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING FTSE 100 Index Portfolio - Class A** | | | | | | | | | | | | |
| 2011 | 222 | $10.19 | to | $10.52 | $2,300 | 4.95% | 0.95% | to | 2.35% | -6.43% | to | -5.06% |
| 2010 | 328 | $10.89 | to | $11.07 | $3,595 | 0.28% | 1.00% | to | 2.35% | 6.44% | to | 7.59% |
| 2009 | 74 | $10.24 | to | $10.27 | $755 | (c) | 1.15% | to | 2.25% | | | (c) |
| 2008 | (c) | | | (c) | (c) | (c) | | | (c) | | | (c) |
| 2007 | (c) | | | (c) | (c) | (c) | | | (c) | | | (c) |
| **ING Hang Seng Index Portfolio - Class S** | | | | | | | | | | | | |
| 2011 | 4,031 | $10.77 | to | $11.19 | $44,179 | 2.58% | 0.95% | to | 2.35% | -20.34% | to | -19.21% |
| 2010 | 5,992 | $13.52 | to | $13.85 | $81,884 | 0.06% | 0.95% | to | 2.35% | 5.05% | to | 6.54% |
| 2009 | 3,225 | $12.87 | to | $13.00 | $41,686 | (c) | 0.95% | to | 2.35% | | | (c) |
| 2008 | (c) | | | (c) | (c) | (c) | | | (c) | | | (c) |
| 2007 | (c) | | | (c) | (c) | (c) | | | (c) | | | (c) |
| **ING Index Plus LargeCap Portfolio - Class S** | | | | | | | | | | | | |
| 2011 | 13,071 | $8.46 | to | $12.83 | $125,981 | 1.62% | 0.75% | to | 2.60% | -2.98% | to | -1.05% |
| 2010 | 16,416 | $8.66 | to | $13.00 | $161,332 | 1.70% | 0.75% | to | 2.60% | 10.77% | to | 12.77% |
| 2009 | 19,841 | $7.78 | to | $11.56 | $174,337 | 2.75% | 0.75% | to | 2.60% | 19.74% | to | 21.99% |
| 2008 | 24,189 | $6.45 | to | $9.49 | $174,373 | 2.25% | 0.75% | to | 2.60% | -39.00% | to | -37.84% |
| 2007 | 25,928 | $10.51 | to | $15.31 | $303,196 | 0.68% | 0.75% | to | 2.60% | 2.05% | to | 3.98% |
| **ING Index Plus MidCap Portfolio - Class S** | | | | | | | | | | | | |
| 2011 | 8,310 | $9.36 | to | $15.93 | $107,721 | 0.58% | 0.75% | to | 2.60% | -4.01% | to | -2.15% |
| 2010 | 9,825 | $9.69 | to | $16.32 | $131,427 | 0.85% | 0.75% | to | 2.60% | 18.48% | to | 20.73% |
| 2009 | 11,403 | $8.13 | to | $13.56 | $127,725 | 1.34% | 0.75% | to | 2.60% | 28.07% | to | 30.42% |
| 2008 | 13,369 | $6.31 | to | $10.42 | $115,644 | 1.19% | 0.75% | to | 2.60% | -39.37% | to | -38.21% |
| 2007 | 16,517 | $10.34 | to | $16.90 | $232,853 | 0.48% | 0.75% | to | 2.60% | 2.49% | to | 4.49% |
| **ING Index Plus SmallCap Portfolio - Class S** | | | | | | | | | | | | |
| 2011 | 6,798 | $8.90 | to | $15.37 | $83,478 | 0.60% | 0.75% | to | 2.60% | -3.53% | to | -1.73% |
| 2010 | 7,901 | $9.17 | to | $15.68 | $99,899 | 0.49% | 0.75% | to | 2.60% | 19.20% | to | 21.57% |
| 2009 | 8,979 | $7.64 | to | $12.93 | $94,468 | 1.41% | 0.75% | to | 2.60% | 21.34% | to | 23.58% |
| 2008 | 10,297 | $6.26 | to | $10.49 | $88,612 | 0.67% | 0.75% | to | 2.60% | -35.36% | to | -34.20% |
| 2007 | 13,011 | $9.63 | to | $15.97 | $171,833 | 0.13% | 0.75% | to | 2.60% | -9.01% | to | -7.17% |

258

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING International Index Portfolio - Class S** | | | | | | | | | |
| 2011 | 5,593 | $6.74 to | $12.98 | $39,488 | 2.67% | 0.75% to | 2.35% | -14.47% to | -13.12% |
| 2010 | 7,945 | $7.82 to | $14.94 | $65,044 | 3.38% | 0.75% to | 2.60% | 4.83% to | 6.79% |
| 2009 | 8,995 | $7.46 to | $13.99 | $69,588 | - | 0.75% to | 2.60% | 24.42% to | 26.32% |
| 2008 | 998 | $6.02 to | $6.09 | $6,041 | (b) | 0.95% to | 2.35% | (b) | |
| 2007 | (b) | (b) | | (b) | (b) | (b) | | (b) | |
| **ING Japan TOPIX Index® Portfolio - Class A** | | | | | | | | | |
| 2011 | 1,025 | $9.20 to | $9.49 | $9,567 | 1.85% | 0.95% to | 2.35% | -15.75% to | -14.58% |
| 2010 | 770 | $10.92 to | $11.11 | $8,463 | 0.07% | 0.95% to | 2.35% | 10.98% to | 12.46% |
| 2009 | 33 | $9.84 to | $9.87 | $324 | (c) | 1.00% to | 2.35% | (c) | |
| 2008 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| 2007 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| **ING Russell™ Large Cap Growth Index Portfolio - Class S** | | | | | | | | | |
| 2011 | 10,214 | $13.34 to | $14.68 | $146,033 | 1.00% | 0.75% to | 2.35% | 1.45% to | 3.16% |
| 2010 | 10,188 | $13.02 to | $14.23 | $142,575 | 0.54% | 0.75% to | 2.35% | 9.84% to | 11.61% |
| 2009 | 11,210 | $11.73 to | $12.75 | $141,894 | (c) | 0.75% to | 2.55% | (c) | |
| 2008 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| 2007 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| **ING Russell™ Large Cap Index Portfolio - Class S** | | | | | | | | | |
| 2011 | 33,016 | $8.68 to | $14.51 | $296,967 | 1.43% | 0.80% to | 2.60% | -0.57% to | 1.32% |
| 2010 | 39,726 | $8.73 to | $14.33 | $355,951 | 3.29% | 0.80% to | 2.60% | 9.13% to | 11.17% |
| 2009 | 45,756 | $8.00 to | $12.91 | $372,497 | - | 0.80% to | 2.60% | 20.57% to | 22.44% |
| 2008 | 3,418 | $6.66 to | $6.73 | $22,903 | (b) | 0.80% to | 2.35% | (b) | |
| 2007 | (b) | (b) | | (b) | (b) | (b) | | (b) | |
| **ING Russell™ Large Cap Value Index Portfolio - Class S** | | | | | | | | | |
| 2011 | 2,887 | $13.24 to | $13.76 | $38,950 | 1.41% | 0.95% to | 2.35% | -1.78% to | -0.43% |
| 2010 | 2,581 | $13.42 to | $13.82 | $35,226 | 1.65% | 0.95% to | 2.60% | 8.23% to | 10.12% |
| 2009 | 1,922 | $12.40 to | $12.55 | $24,005 | (c) | 0.95% to | 2.60% | (c) | |
| 2008 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| 2007 | (c) | (c) | | (c) | (c) | (c) | | (c) | |

259

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Russell™ Mid Cap Growth Index Portfolio - Class S** | | | | | | | | | | | | |
| 2011 | 15,771 | $15.04 | to | $15.77 | $243,092 | 0.44% | 0.90% | to | 2.60% | -4.75% | to | -3.07% |
| 2010 | 18,579 | $15.79 | to | $16.27 | $297,977 | 0.29% | 0.90% | to | 2.60% | 22.59% | to | 24.77% |
| 2009 | 19,157 | $12.88 | to | $13.04 | $248,368 | (c) | 0.90% | to | 2.60% | | | (c) |
| 2008 | (c) | | | (c) | (c) | (c) | | | (c) | | | (c) |
| 2007 | (c) | | | (c) | (c) | (c) | | | (c) | | | (c) |
| **ING Russell™ Mid Cap Index Portfolio - Class S** | | | | | | | | | | | | |
| 2011 | 10,358 | $9.69 | to | $10.22 | $102,824 | 1.16% | 0.95% | to | 2.35% | -4.34% | to | -2.94% |
| 2010 | 11,716 | $10.13 | to | $10.53 | $120,857 | 0.51% | 0.95% | to | 2.35% | 21.90% | to | 23.74% |
| 2009 | 10,132 | $8.30 | to | $8.51 | $85,119 | - | 0.95% | to | 2.40% | 36.45% | to | 38.37% |
| 2008 | 3,704 | $6.04 | to | $6.15 | $22,649 | (b) | 0.80% | to | 2.35% | | | (b) |
| 2007 | (b) | | | (b) | (b) | (b) | | | (b) | | | (b) |
| **ING Russell™ Small Cap Index Portfolio - Class S** | | | | | | | | | | | | |
| 2011 | 13,508 | $9.84 | to | $10.40 | $136,076 | 0.79% | 0.90% | to | 2.35% | -6.37% | to | -5.02% |
| 2010 | 16,262 | $10.51 | to | $10.95 | $174,052 | 0.44% | 0.80% | to | 2.35% | 23.07% | to | 25.00% |
| 2009 | 13,275 | $8.54 | to | $8.76 | $114,700 | - | 0.90% | to | 2.35% | 23.41% | to | 25.32% |
| 2008 | 10,143 | $6.91 | to | $7.00 | $70,527 | (b) | 0.80% | to | 2.45% | | | (b) |
| 2007 | (b) | | | (b) | (b) | (b) | | | (b) | | | (b) |
| **ING Small Company Portfolio - Class S** | | | | | | | | | | | | |
| 2011 | 8,403 | $10.15 | to | $17.77 | $89,892 | 0.23% | 0.75% | to | 2.35% | -4.96% | to | -3.42% |
| 2010 | 9,114 | $10.65 | to | $18.44 | $102,443 | 0.32% | 0.75% | to | 2.35% | 21.09% | to | 23.07% |
| 2009 | 8,151 | $8.82 | to | $15.02 | $75,533 | 0.54% | 0.75% | to | 2.35% | 24.23% | to | 26.28% |
| 2008 | 5,881 | $7.09 | to | $11.93 | $43,479 | 0.10% | 0.75% | to | 2.55% | -32.17% | to | -31.74% |
| 2007 | 166 | $15.12 | to | $17.52 | $2,803 | - | 0.75% | to | 1.35% | 4.23% | to | 4.89% |
| **ING U.S. Bond Index Portfolio - Class S** | | | | | | | | | | | | |
| 2011 | 25,756 | $11.17 | to | $12.12 | $297,554 | 1.93% | 0.75% | to | 2.60% | 4.20% | to | 6.11% |
| 2010 | 21,158 | $10.72 | to | $11.43 | $232,631 | 2.46% | 0.75% | to | 2.60% | 3.18% | to | 5.12% |
| 2009 | 23,840 | $10.39 | to | $10.89 | $251,758 | 2.45% | 0.75% | to | 2.60% | 2.77% | to | 4.78% |
| 2008 | 17,418 | $10.11 | to | $10.41 | $177,261 | (b) | 0.75% | to | 2.60% | | | (b) |
| 2007 | (b) | | | (b) | (b) | (b) | | | (b) | | | (b) |

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING WisdomTree Global High-Yielding Equity Index Portfolio - Class S** | | | | | | | | | |
| 2011 | 22,299 | $7.42 to | $7.91 | $169,736 | 3.21% | 0.75% to | 2.35% | -6.08% to | -4.58% |
| 2010 | 24,986 | $7.89 to | $8.29 | $201,282 | 3.31% | 0.75% to | 2.35% | 3.39% to | 5.07% |
| 2009 | 27,525 | $7.61 to | $7.89 | $213,033 | - | 0.75% to | 2.35% | 26.91% to | 28.92% |
| 2008 | 23,942 | $6.00 to | $6.12 | $145,051 | (b) | 0.75% to | 2.35% | (b) | |
| 2007 | (b) | (b) | | (b) | (b) | (b) | | (b) | |
| **ING International Value Portfolio - Class S** | | | | | | | | | |
| 2011 | 519 | $11.67 to | $13.09 | $6,655 | 2.35% | 0.75% to | 1.35% | -16.11% to | -15.57% |
| 2010 | 620 | $13.88 to | $15.55 | $9,445 | 1.72% | 0.75% to | 1.35% | 1.00% to | 1.56% |
| 2009 | 713 | $13.71 to | $15.35 | $10,718 | 1.54% | 0.75% to | 1.35% | 24.38% to | 25.22% |
| 2008 | 740 | $10.99 to | $12.29 | $8,896 | 2.78% | 0.75% to | 1.35% | -43.09% to | -42.76% |
| 2007 | 632 | $19.26 to | $21.52 | $13,183 | 1.57% | 0.75% to | 1.35% | 11.53% to | 12.21% |
| **ING MidCap Opportunities Portfolio - Class S** | | | | | | | | | |
| 2011 | 31,078 | $10.46 to | $20.14 | $353,299 | - | 0.50% to | 2.35% | -3.14% to | -1.33% |
| 2010 | 34,369 | $10.79 to | $20.50 | $399,457 | 0.49% | 0.50% to | 2.60% | 26.91% to | 29.39% |
| 2009 | 32,727 | $8.49 to | $15.94 | $297,130 | 0.12% | 0.50% to | 2.35% | 37.78% to | 40.23% |
| 2008 | 34,217 | $6.16 to | $11.41 | $223,352 | - | 0.50% to | 2.45% | -39.19% to | -38.22% |
| 2007 | 2,454 | $10.12 to | $18.51 | $26,412 | - | 0.75% to | 2.35% | 22.47% to | 24.51% |
| **ING SmallCap Opportunities Portfolio - Class S** | | | | | | | | | |
| 2011 | 6,239 | $8.61 to | $18.60 | $58,855 | - | 0.75% to | 2.35% | -1.79% to | -0.20% |
| 2010 | 7,156 | $8.76 to | $18.69 | $68,086 | - | 0.75% to | 2.35% | 28.98% to | 31.14% |
| 2009 | 8,154 | $6.79 to | $14.29 | $59,441 | - | 0.75% to | 2.35% | 27.54% to | 29.65% |
| 2008 | 9,121 | $5.31 to | $11.04 | $51,591 | - | 0.75% to | 2.45% | -36.17% to | -35.11% |
| 2007 | 11,476 | $8.31 to | $17.06 | $100,307 | - | 0.75% to | 2.60% | 7.00% to | 9.00% |
| **Invesco V.I. Leisure Fund - Series I Shares** | | | | | | | | | |
| 2011 | 1,457 | $9.46 to | $12.27 | $16,498 | 0.40% | 0.95% to | 2.60% | -6.32% to | -4.74% |
| 2010 | 1,709 | $10.07 to | $12.88 | $20,497 | 0.51% | 0.95% to | 2.60% | 18.64% to | 20.71% |
| 2009 | 2,010 | $8.46 to | $10.67 | $20,121 | 1.81% | 0.95% to | 2.60% | 29.41% to | 31.57% |
| 2008 | 2,328 | $6.53 to | $8.11 | $17,862 | 1.00% | 0.95% to | 2.60% | -44.54% to | -43.60% |
| 2007 | 3,083 | $11.74 to | $14.38 | $42,305 | 1.58% | 0.95% to | 2.60% | -3.39% to | -1.78% |

261

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I** | | | | | | |
| 2011 | 9 | $8.47 to $8.53 | $75 | 2.61% | 1.25% to 1.40% | 3.55% to 3.65% |
| 2010 | 10 | $8.18 to $8.23 | $78 | 2.53% | 1.25% to 1.40% | 7.92% to 8.15% |
| 2009 | 11 | $7.58 to $7.61 | $80 | 1.31% | 1.25% to 1.40% | 22.85% to 22.94% |
| 2008 | 12 | $6.17 to $6.19 | $73 | 0.83% | 1.25% to 1.40% | -36.59% to -36.45% |
| 2007 | 17 | $9.73 to $9.74 | $169 | (a) | 1.25% to 1.40% | (a) |
| **Legg Mason Global Currents Variable International All Cap Opportunity Portfolio** | | | | | | |
| 2011 | 3 | $11.65 | $33 | 8.33% | 1.40% | -12.80% |
| 2010 | 3 | $13.36 to $13.68 | $39 | 2.35% | 1.25% to 1.40% | 2.22% to 2.40% |
| 2009 | 4 | $13.07 to $13.36 | $46 | - | 1.25% to 1.40% | 26.77% to 27.00% |
| 2008 | 4 | $10.31 to $10.52 | $39 | 1.40% | 1.25% to 1.40% | -44.18% to -44.10% |
| 2007 | 6 | $18.47 to $18.82 | $104 | 0.83% | 1.25% to 1.40% | 4.88% to 4.96% |
| **Legg Mason Western Asset Variable High Income Portfolio** | | | | | | |
| 2011 | 3 | $21.38 | $71 | 8.39% | 1.40% | 0.99% |
| 2010 | 3 | $21.17 to $21.68 | $72 | 9.33% | 1.25% to 1.40% | 14.99% to 15.20% |
| 2009 | 4 | $18.41 to $18.82 | $78 | 12.40% | 1.25% to 1.40% | 57.75% to 57.89% |
| 2008 | 4 | $11.67 to $11.92 | $51 | 9.94% | 1.25% to 1.40% | -30.99% to -30.86% |
| 2007 | 6 | $16.91 to $17.24 | $110 | 8.07% | 1.25% to 1.40% | -1.11% to -0.92% |
| **Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class** | | | | | | |
| 2011 | 78 | $17.96 to $18.70 | $1,442 | 0.42% | 0.75% to 1.35% | -3.70% to -3.11% |
| 2010 | 97 | $18.65 to $19.30 | $1,859 | 0.40% | 0.75% to 1.35% | 21.42% to 22.15% |
| 2009 | 102 | $15.36 to $15.80 | $1,600 | 0.50% | 0.75% to 1.35% | 34.97% to 35.86% |
| 2008 | 71 | $11.38 to $11.63 | $822 | 0.28% | 0.75% to 1.35% | -38.82% to -38.47% |
| 2007 | 70 | $18.60 to $18.90 | $1,323 | 0.19% | 0.75% to 1.35% | -2.72% to -2.17% |
| **PIMCO Real Return Portfolio - Administrative Class** | | | | | | |
| 2011 | 929 | $13.65 to $14.22 | $12,983 | 4.88% | 0.75% to 1.35% | 10.17% to 10.83% |
| 2010 | 985 | $12.39 to $12.83 | $12,463 | 1.47% | 0.75% to 1.35% | 6.63% to 7.27% |
| 2009 | 949 | $11.62 to $11.96 | $11,216 | 2.94% | 0.75% to 1.35% | 16.78% to 17.49% |
| 2008 | 745 | $9.95 to $10.18 | $7,515 | 4.22% | 0.75% to 1.35% | -8.29% to -7.71% |
| 2007 | 222 | $10.85 to $11.03 | $2,430 | 4.24% | 0.75% to 1.35% | 9.05% to 9.64% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Pioneer Equity Income VCT Portfolio - Class II** | | | | | | | | | | | | |
| 2011 | 955 | $13.71 | to | $15.72 | $14,738 | 2.01% | 0.75% | to | 1.35% | 4.38% | to | 5.03% |
| 2010 | 1,063 | $13.11 | to | $15.01 | $15,665 | 1.99% | 0.75% | to | 1.35% | 17.62% | to | 18.27% |
| 2009 | 1,206 | $11.12 | to | $12.72 | $15,029 | 3.01% | 0.75% | to | 1.35% | 12.29% | to | 13.04% |
| 2008 | 1,213 | $9.87 | to | $11.28 | $13,323 | 2.72% | 0.75% | to | 1.35% | -31.41% | to | -30.97% |
| 2007 | 1,031 | $14.36 | to | $16.39 | $16,338 | 2.74% | 0.75% | to | 1.35% | -0.80% | to | -0.20% |
| **ProFund VP Bull** | | | | | | | | | | | | |
| 2011 | 1,471 | $7.72 | to | $10.92 | $12,013 | - | 0.95% | to | 2.25% | -2.28% | to | -0.89% |
| 2010 | 1,815 | $7.90 | to | $11.12 | $15,111 | 0.12% | 0.95% | to | 2.25% | 10.03% | to | 11.48% |
| 2009 | 2,036 | $7.18 | to | $10.05 | $15,316 | 0.65% | 0.95% | to | 2.25% | 21.49% | to | 23.28% |
| 2008 | 2,280 | $5.91 | to | $8.22 | $14,046 | - | 0.95% | to | 2.60% | -39.27% | to | -38.28% |
| 2007 | 2,986 | $9.60 | to | $13.43 | $30,062 | 0.44% | 0.90% | to | 2.60% | 0.85% | to | 2.61% |
| **ProFund VP Europe 30** | | | | | | | | | | | | |
| 2011 | 844 | $7.77 | to | $8.95 | $6,949 | 1.04% | 0.95% | to | 2.35% | -10.98% | to | -9.69% |
| 2010 | 1,006 | $8.72 | to | $13.52 | $9,261 | 1.57% | 0.95% | to | 2.35% | 0.21% | to | 1.64% |
| 2009 | 1,144 | $8.70 | to | $13.41 | $10,444 | 2.60% | 0.95% | to | 2.35% | 29.26% | to | 31.05% |
| 2008 | 1,401 | $6.72 | to | $10.32 | $9,835 | 2.06% | 0.90% | to | 2.35% | -45.34% | to | -44.50% |
| 2007 | 1,835 | $12.05 | to | $18.75 | $23,421 | 2.03% | 0.90% | to | 2.60% | 11.56% | to | 13.54% |
| **ProFund VP Rising Rates Opportunity** | | | | | | | | | | | | |
| 2011 | 1,897 | $2.87 | to | $3.55 | $5,755 | - | 0.95% | to | 2.35% | -38.96% | to | -38.03% |
| 2010 | 2,136 | $4.70 | to | $5.80 | $10,541 | - | 0.95% | to | 2.60% | -18.20% | to | -16.72% |
| 2009 | 2,393 | $5.72 | to | $7.07 | $14,303 | 0.55% | 0.95% | to | 2.60% | 28.82% | to | 30.95% |
| 2008 | 2,870 | $4.43 | to | $5.47 | $13,199 | 5.38% | 0.95% | to | 2.60% | -39.61% | to | -38.60% |
| 2007 | 4,013 | $7.26 | to | $9.01 | $30,230 | 5.33% | 0.95% | to | 2.60% | -7.67% | to | -6.07% |
| **Wells Fargo Advantage VT Omega Growth Fund - Class 2** | | | | | | | | | | | | |
| 2011 | 106 | $11.60 | to | $11.74 | $1,240 | - | 1.40% | to | 2.20% | -7.64% | to | -6.90% |
| 2010 | 118 | $12.56 | to | $12.61 | $1,487 | (d) | 1.40% | to | 2.20% | | (d) | |
| 2009 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2** | | | | | | | | | | | | |
| 2011 | 164 | $10.78 | to | $12.89 | $2,052 | 3.04% | 1.40% | to | 2.20% | 4.15% | to | 5.05% |
| 2010 | 180 | $10.35 | to | $12.27 | $2,156 | 1.73% | 1.40% | to | 2.20% | 10.70% | to | 11.65% |
| 2009 | 187 | $9.35 | to | $10.99 | $2,009 | 1.85% | 1.40% | to | 2.20% | 12.92% | to | 13.89% |
| 2008 | 210 | $8.28 | to | $9.65 | $1,989 | 2.43% | 1.40% | to | 2.20% | -30.65% | to | -30.12% |
| 2007 | 241 | $11.94 | to | $13.81 | $3,282 | 2.27% | 1.40% | to | 2.20% | 5.20% | to | 6.07% |
| **Wells Fargo Advantage VT Intrinsic Value Fund - Class 2** | | | | | | | | | | | | |
| 2011 | 67 | $9.20 | to | $11.10 | $721 | 0.52% | 1.65% | to | 2.20% | -4.37% | to | -3.81% |
| 2010 | 72 | $9.62 | to | $11.54 | $807 | 0.73% | 1.65% | to | 2.20% | 11.34% | to | 11.93% |
| 2009 | 55 | $8.64 | to | $10.31 | $555 | 1.85% | 1.65% | to | 2.20% | 14.29% | to | 14.94% |
| 2008 | 60 | $7.56 | to | $8.97 | $529 | 1.96% | 1.65% | to | 2.20% | -37.83% | to | -37.49% |
| 2007 | 71 | $12.16 | to | $14.35 | $1,004 | 1.52% | 1.65% | to | 2.20% | 0.50% | to | 1.06% |
| **Wells Fargo Advantage VT Small Cap Growth Fund - Class 2** | | | | | | | | | | | | |
| 2011 | 22 | $14.31 | to | $17.38 | $361 | - | 1.40% | to | 2.20% | -6.65% | to | -5.90% |
| 2010 | 24 | $15.33 | to | $18.47 | $436 | - | 1.40% | to | 2.20% | 23.93% | to | 24.97% |
| 2009 | 32 | $12.37 | to | $14.78 | $464 | - | 1.40% | to | 2.20% | 49.40% | to | 50.51% |
| 2008 | 44 | $8.28 | to | $9.82 | $419 | - | 1.40% | to | 2.20% | -42.74% | to | -42.24% |
| 2007 | 53 | $14.46 | to | $17.00 | $884 | - | 1.40% | to | 2.20% | 11.32% | to | 12.21% |
| **Wells Fargo Advantage VT Total Return Bond Fund** | | | | | | | | | | | | |
| 2011 | 62 | $12.78 | to | $14.12 | $849 | 2.60% | 1.40% | to | 2.20% | 5.97% | to | 6.81% |
| 2010 | 84 | $12.06 | to | $13.22 | $1,075 | 3.34% | 1.40% | to | 2.20% | 4.69% | to | 5.51% |
| 2009 | 89 | $11.52 | to | $12.53 | $1,080 | 4.46% | 1.40% | to | 2.20% | 9.51% | to | 10.49% |
| 2008 | 93 | $10.52 | to | $11.34 | $1,029 | 4.95% | 1.40% | to | 2.20% | 0.10% | to | 0.89% |
| 2007 | 119 | $10.51 | to | $11.24 | $1,314 | 4.61% | 1.40% | to | 2.20% | 3.85% | to | 4.75% |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

(a) As investment Division had no investments until 2007, this data is not meaningful and is therefore not presented.
(b) As investment Division had no investments until 2008, this data is not meaningful and is therefore not presented.
(c) As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.
(d) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.
(e) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

**A** The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

**B** The Expense Ratio considers only the expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**C** Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

# CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2011, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods. This information is current through December 31, 2011, including portfolio names. Portfolio name changes after December 31, 2011 are not reflected in the following information.

## Separate Account Annual Charges of 1.40%

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.31 | $9.53 | $7.99 | $10.09 | | | | | | |
| Value at end of period | $9.80 | $10.31 | $9.53 | $7.99 | | | | | | |
| Number of accumulation units outstanding at end of period | 14,658,436 | 14,545,662 | 13,749,221 | 5,658,472 | | | | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | | | | |
| (Fund first available during November 2003) | | | | | | | | | | |
| Value at beginning of period | $21.42 | $17.18 | $13.94 | $19.68 | $20.49 | $17.41 | $16.74 | $13.85 | $10.00 | |
| Value at end of period | $19.83 | $21.42 | $17.18 | $13.94 | $19.68 | $20.49 | $17.41 | $16.74 | $13.85 | |
| Number of accumulation units outstanding at end of period | 975,035 | 1,094,501 | 1,267,316 | 1,517,242 | 1,927,008 | 2,430,081 | 3,133,417 | 1,913,146 | 368,372 | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.24 | $11.48 | $8.59 | $15.21 | $13.15 | $11.97 | $10.22 | | | |
| Value at end of period | $12.69 | $13.24 | $11.48 | $8.59 | $15.21 | $13.15 | $11.97 | | | |
| Number of accumulation units outstanding at end of period | 8,153,827 | 9,154,108 | 10,400,918 | 11,187,820 | 8,180,923 | 5,267,423 | 2,397,304 | | | |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.08 | $9.78 | $7.63 | $13.54 | $13.56 | $11.47 | $11.02 | $10.04 | $7.83 | $9.59 |
| Value at end of period | $11.00 | $11.08 | $9.78 | $7.63 | $13.54 | $13.56 | $11.47 | $11.02 | $10.04 | $7.83 |
| Number of accumulation units outstanding at end of period | 2,007,400 | 2,311,978 | 2,618,208 | 3,016,228 | 3,793,220 | 3,999,650 | 3,467,553 | 3,098,913 | 2,275,054 | 478,395 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.66 | $8.75 | $7.19 | $9.94 | | | | | | |
| Value at end of period | $9.60 | $9.66 | $8.75 | $7.19 | | | | | | |
| Number of accumulation units outstanding at end of period | 6,393,738 | 6,373,630 | 6,199,815 | 3,167,031 | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $10.23 | $9.78 | $8.85 | $10.01 | | | | | | |
| Value at end of period | $10.67 | $10.23 | $9.78 | $8.85 | | | | | | |
| Number of accumulation units outstanding at end of period | 7,494,146 | 8,176,396 | 7,895,772 | 4,629,576 | | | | | | |
| **ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.01 | | | | | | | | | |
| Value at end of period | $9.32 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 100,923 | | | | | | | | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $14.12 | $12.13 | $8.87 | $16.14 | $14.65 | $13.55 | $11.89 | $10.77 | $10.00 | |
| Value at end of period | $13.26 | $14.12 | $12.13 | $8.87 | $16.14 | $14.65 | $13.55 | $11.89 | $10.77 | |
| Number of accumulation units outstanding at end of period | 23,410,109 | 25,830,505 | 27,401,456 | 26,599,640 | 21,696,367 | 18,821,265 | 15,583,944 | 9,535,997 | 1,647,654 | |

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.02 | | | | | | | | | |
| Value at end of period | $8.81 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 71,083 | | | | | | | | | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $18.65 | $17.73 | $12.63 | $22.26 | $18.91 | $16.21 | $13.59 | $11.62 | $10.00 | |
| Value at end of period | $15.74 | $18.65 | $17.73 | $12.63 | $22.26 | $18.91 | $16.21 | $13.59 | $11.62 | |
| Number of accumulation units outstanding at end of period | 9,594,991 | 10,785,643 | 11,391,844 | 10,841,337 | 9,438,334 | 7,746,931 | 5,984,403 | 3,147,004 | 589,077 | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Fund first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $13.40 | $12.07 | $9.08 | $9.99 | | | | | | |
| Value at end of period | $12.44 | $13.40 | $12.07 | $9.08 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,890,339 | 2,196,476 | 1,804,007 | 296,480 | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | | |
| Value at beginning of period | $14.29 | $13.56 | $11.44 | $20.58 | $17.92 | $14.07 | $12.37 | $10.64 | $8.22 | $10.00 |
| Value at end of period | $11.01 | $14.29 | $13.56 | $11.44 | $20.58 | $17.92 | $14.07 | $12.37 | $10.64 | $8.22 |
| Number of accumulation units outstanding at end of period | 4,894,300 | 5,620,114 | 6,242,428 | 5,824,950 | 5,689,657 | 4,314,295 | 3,309,450 | 1,748,507 | 506,335 | 72,898 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.60 | $10.10 | $7.58 | $13.08 | $12.51 | $11.01 | $10.00 | | | |
| Value at end of period | $12.70 | $12.60 | $10.10 | $7.58 | $13.08 | $12.51 | $11.01 | | | |
| Number of accumulation units outstanding at end of period | 4,238,575 | 4,210,806 | 4,248,323 | 3,468,055 | 2,503,317 | 1,645,722 | 857,118 | | | |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $11.39 | $10.79 | $9.12 | $12.96 | $12.11 | $10.78 | $9.91 | $10.00 | | |
| Value at end of period | $11.76 | $11.39 | $10.79 | $9.12 | $12.96 | $12.11 | $10.78 | $9.91 | | |
| Number of accumulation units outstanding at end of period | 2,008,361 | 2,127,773 | 2,329,559 | 2,462,017 | 1,874,723 | 1,900,621 | 1,770,932 | 332,663 | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.01 | $10.59 | $9.88 | | | | | | | |
| Value at end of period | $12.16 | $11.01 | $10.59 | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,459,336 | 3,408,948 | 2,184,297 | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.41 | $10.20 | $7.94 | $13.22 | $12.56 | $11.89 | $10.94 | $9.98 | $7.97 | $10.00 |
| Value at end of period | $11.07 | $11.41 | $10.20 | $7.94 | $13.22 | $12.56 | $11.89 | $10.94 | $9.98 | $7.97 |
| Number of accumulation units outstanding at end of period | 1,492,741 | 1,445,316 | 1,425,010 | 1,241,676 | 1,170,061 | 1,314,957 | 1,467,824 | 273,908 | 158,396 | 44,773 |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.40 | $9.78 | $6.50 | $9.99 | | | | | | |
| Value at end of period | $10.05 | $11.40 | $9.78 | $6.50 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,940,390 | 3,411,901 | 2,801,527 | 1,504,065 | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.85 | $9.49 | $7.21 | $12.45 | $13.62 | $11.04 | | | | |
| Value at end of period | $10.13 | $10.85 | $9.49 | $7.21 | $12.45 | $13.62 | | | | |
| Number of accumulation units outstanding at end of period | 1,763,062 | 1,961,059 | 2,241,686 | 2,084,334 | 1,270,230 | 740,797 | | | | |

**Condensed Financial Information (continued)**

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $28.40 | $28.06 | $38.11 | $51.76 | $59.61 | $80.89 | $65.61 | $39.77 | $53.29 | $67.25 |
| Value at end of period | $28.06 | $38.11 | $51.76 | $59.61 | $80.89 | $65.61 | $39.77 | $53.29 | $67.25 | $72.61 |
| Number of accumulation units outstanding at end of period | 1,167,176 | 1,388,196 | 1,657,594 | 1,718,845 | 1,684,633 | 1,233,036 | 952,216 | 801,790 | 675,827 | 575,703 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.05 | $10.05 | $10.21 | $6.63 | $8.16 | $10.08 |
| Value at end of period | | | | | $10.05 | $10.21 | $6.63 | $8.16 | $10.08 | $9.67 |
| Number of accumulation units outstanding at end of period | | | | | 854,223 | 1,892,774 | 3,270,508 | 2,897,468 | 2,485,616 | 2,223,917 |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during December 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.06 | $9.91 | $11.13 | $11.43 | $6.85 | $8.89 | $9.82 |
| Value at end of period | | | | $9.91 | $11.13 | $11.43 | $6.85 | $8.89 | $9.82 | $9.23 |
| Number of accumulation units outstanding at end of period | | | | 7,654 | 904,669 | 1,733,413 | 3,528,125 | 3,902,577 | 3,853,085 | 3,608,516 |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.18 | $10.40 | $5.84 | $7.01 | $8.63 |
| Value at end of period | | | | | | $10.40 | $5.84 | $7.01 | $8.63 | $7.73 |
| Number of accumulation units outstanding at end of period | | | | | | 1,412,784 | 5,640,975 | 5,557,861 | 6,040,110 | 4,943,231 |
| **ING EURO STOXX 50® INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.75 | $9.81 | $8.79 |
| Value at end of period | | | | | | | | $9.81 | $8.79 | $7.17 |
| Number of accumulation units outstanding at end of period | | | | | | | | 7,459 | 113,073 | 94,586 |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.09 | $7.23 | $9.52 | $11.65 | $13.42 | $14.81 | $16.72 | $10.03 | $13.77 | $17.43 |
| Value at end of period | $7.23 | $9.52 | $11.565 | $13.42 | $14.81 | $16.72 | $10.03 | $13.77 | $17.43 | $15.30 |
| Number of accumulation units outstanding at end of period | 1,436,694 | 2,137,834 | 2,675,497 | 6,237,950 | 5,842,433 | 8,909,282 | 790,043 | 7,847,444 | 6,967,702 | 5,710,571 |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.00 | $10.93 | $11.06 | $7.71 | $10.04 | $11.18 |
| Value at end of period | | | | | $10.93 | $11.06 | $7.71 | $10.04 | $11.18 | $11.31 |
| Number of accumulation units outstanding at end of period | | | | | 1,274,023 | 3,440,430 | 4,555,948 | 5,510,324 | 5,251,259 | 5,332,275 |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $12.42 | $11.89 | $7.29 | $9.10 | $10.01 |
| Value at end of period | | | | | | $11.89 | $7.29 | $9.10 | $10.01 | $9.79 |
| Number of accumulation units outstanding at end of period | | | | | | 2,191,899 | 3,054,887 | 3,218,271 | 3,338,775 | 3,129,466 |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.00 | $9.61 | $6.09 | $7.83 | $8.55 |
| Value at end of period | | | | | | $9.61 | $6.09 | $7.83 | $8.55 | $8.32 |
| Number of accumulation units outstanding at end of period | | | | | | 7,707,311 | 18,040,063 | 18,242,924 | 16,813,479 | 15,200,030 |
| **ING FTSE 100 INDEX® PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.28 | $10.26 | $11.02 |
| Value at end of period | | | | | | | | $10.26 | $11.02 | $10.41 |
| Number of accumulation units outstanding at end of period | | | | | | | | 5,674 | 76,851 | 72,547 |
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $9.96 |
| Value at end of period | | | | | | | | | | $8.86 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 1,282,948 |

ES II

CFI 3

# Condensed Financial Information (continued)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.14 | $14.05 | $21.09 | $22.13 | $30.06 | $35.99 | $47.29 | $27.51 | $37.30 | $44.73 |
| Value at end of period | $14.05 | $21.09 | $22.13 | $30.06 | $35.99 | $47.29 | $27.51 | $37.30 | $44.73 | $40.07 |
| Number of accumulation units outstanding at end of period | 575,255 | 742,286 | 964,040 | 1,542,661 | 1,643,710 | 2,063,890 | 2,510,627 | 2,632,139 | 2,021,669 | 1,732,824 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $9.99 |
| Value at end of period | | | | | | | | | | $9.57 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 19,736,037 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $9.83 | $9.95 | $6.10 | $7.82 | $8.78 |
| Value at end of period | | | | | | $9.95 | $6.10 | $7.82 | $8.78 | $8.61 |
| Number of accumulation units outstanding at end of period | | | | | | 21,255 | 3,900,949 | 5,796,850 | 5,214,662 | 9,561,032 |
| **ING HANG SENG INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.99 | $12.96 | $13.74 |
| Value at end of period | | | | | | | | $12.96 | $13.74 | $11.05 |
| Number of accumulation units outstanding at end of period | | | | | | | | 453,760 | 1,477,004 | 1,068,924 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | | |
| Value at beginning of period | | $10.00 | $8.98 | $9.76 | $10.12 | $11.40 | $11.78 | $7.27 | $8.82 | $9.88 |
| Value at end of period | | $8.98 | $9.76 | $10.12 | $11.40 | $11.78 | $7.27 | $8.82 | $9.88 | $9.71 |
| Number of accumulation units outstanding at end of period | | 494,773 | 1,431,006 | 1,549,701 | 1,498,538 | 1,448,885 | 1,295,966 | 1,178,124 | 1,008,074 | 939,728 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | $10.04 | $11.26 | $12.31 | $13.25 | $13.75 | $8.44 | $10.94 | $13.12 |
| Value at end of period | | | $11.26 | $12.31 | $13.25 | $13.75 | $8.44 | $10.94 | $13.12 | $12.75 |
| Number of accumulation units outstanding at end of period | | | 437,111 | 1,371,262 | 1,780,924 | 1,857,115 | 1,538,832 | 1,377,178 | 1,204,164 | 1,103,955 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | $10.06 | $11.72 | $12.41 | $13.88 | $12.80 | $8.37 | $10.28 | $12.41 |
| Value at end of period | | | $11.72 | $12.41 | $13.88 | $12.80 | $8.37 | $10.28 | $12.41 | $12.12 |
| Number of accumulation units outstanding at end of period | | | 424,131 | 1,076,172 | 1,463,522 | 1,437,532 | 1,200,311 | 1,101,850 | 987,422 | 906,059 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $10.64 | $11.13 | $11.48 | $11.65 | $11.92 | $12.42 | $11.19 | $12.28 | $13.26 |
| Value at end of period | $10.64 | $11.13 | $11.48 | $11.65 | $11.92 | $12.42 | $11.19 | $12.28 | $13.26 | $14.03 |
| Number of accumulation units outstanding at end of period | 719,279 | 1,026,869 | 2,682,543 | 3,506,748 | 7,089,555 | 12,433,842 | 14,692,505 | 15,212,968 | 14,805,735 | 13,585,163 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.14 | $6.06 | $7.62 | $8.09 |
| Value at end of period | | | | | | | $6.06 | $7.62 | $8.09 | $6.98 |
| Number of accumulation units outstanding at end of period | | | | | | | 139,687 | 1,391,858 | 1,156,598 | 818,658 |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $12.21 | $12.46 | $14.24 | $13.72 | $8.59 | $10.89 | $12.36 |
| Value at end of period | | | | $12.46 | $14.24 | $13.72 | $8.59 | $10.89 | $12.36 | $11.93 |
| Number of accumulation units outstanding at end of period | | | | 1,931,362 | 2,275,253 | 2,261,293 | 2,342,903 | 2,202,640 | 2,163,923 | 2,213,852 |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.16 | $10.86 | $12.04 | $12.26 | $9.24 | $11.15 | $12.31 |
| Value at end of period | | | | $10.86 | $12.04 | $12.26 | $9.24 | $11.15 | $12.31 | $11.98 |
| Number of accumulation units outstanding at end of period | | | | 333,809 | 482,346 | 1,006,618 | 2,734,004 | 2,591,371 | 2,408,048 | 2,270,527 |

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $29.36 | $26.47 | $21.66 | $32.41 | $32.04 | $28.01 | $25.81 | $22.94 | $18.19 | $21.65 |
| Value at end of period | $28.32 | $29.36 | $26.47 | $21.66 | $32.41 | $32.04 | $28.01 | $25.81 | $22.94 | $18.19 |
| Number of accumulation units outstanding at end of period | 1,747,429 | 2,059,675 | 2,460,096 | 2,778,827 | 3,278,627 | 4,097,219 | 4,720,301 | 5,219,472 | 5,707,684 | 6,183,621 |
| **ING JAPAN TOPIX INDEX® PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $11.05 | $9.86 | $9.81 | | | | | | | |
| Value at end of period | $9.40 | $11.05 | $9.86 | | | | | | | |
| Number of accumulation units outstanding at end of period | 178,839 | 63,936 | 3,051 | | | | | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.52 | $20.67 | $12.22 | $25.43 | $18.63 | $13.91 | $10.46 | $9.01 | $6.23 | $7.08 |
| Value at end of period | $19.76 | $24.52 | $20.67 | $12.22 | $25.43 | $18.63 | $13.91 | $10.46 | $9.01 | $6.23 |
| Number of accumulation units outstanding at end of period | 3,601,771 | 3,721,910 | 4,884,446 | 4,935,142 | 4,448,144 | 3,740,816 | 3,298,670 | 2,479,088 | 2,328,297 | 1,975,891 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.38 | $8.56 | $6.91 | $10.18 | | | | | | |
| Value at end of period | $10.42 | $10.38 | $8.56 | $6.91 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,622,804 | 1,415,034 | 802,705 | 540,677 | | | | | | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.92 | $12.74 | $10.15 | $14.69 | $15.16 | $13.18 | $13.63 | $10.38 | $7.85 | $10.00 |
| Value at end of period | $15.49 | $15.92 | $12.74 | $10.15 | $14.69 | $15.16 | $13.18 | $13.63 | $10.38 | $7.85 |
| Number of accumulation units outstanding at end of period | 1,899,433 | 2,114,063 | 1,657,419 | 1,611,588 | 1,945,337 | 2,000,101 | 1,821,293 | 1,519,167 | 824,986 | 169,670 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $13.93 | $12.36 | $8.80 | $12.32 | $11.19 | $10.75 | $10.49 | $9.79 | | |
| Value at end of period | $14.04 | $13.93 | $12.36 | $8.80 | $12.32 | $11.19 | $10.75 | $10.49 | | |
| Number of accumulation units outstanding at end of period | 2,130,653 | 1,082,965 | 1,127,373 | 74,128 | 25,298 | 39,234 | 26,871 | 13,651 | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.05 | | | | | | | | | |
| Value at end of period | $10.05 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 569,147 | | | | | | | | | |
| **ING LIMITED MATURITY BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.11 | $22.72 | $21.50 | $21.86 | $20.96 | $20.47 | $20.43 | $20.44 | $20.16 | $19.06 |
| Value at end of period | $23.05 | $23.11 | $22.72 | $21.50 | $21.86 | $20.96 | $20.47 | $20.43 | $20.44 | $20.16 |
| Number of accumulation units outstanding at end of period | 463,361 | 595,343 | 738,091 | 954,519 | 1,366,149 | 1,891,473 | 2,520,744 | 3,368,052 | 5,262,645 | 6,261,694 |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.70 | $16.94 | $17.12 | $16.95 | $16.38 | $15.87 | $15.66 | $15.74 | $15.84 | $15.84 |
| Value at end of period | $16.47 | $16.70 | $16.94 | $17.12 | $16.95 | $16.38 | $15.87 | $15.66 | $15.74 | $15.84 |
| Number of accumulation units outstanding at end of period | 7,655,564 | 7,999,039 | 11,578,123 | 15,903,229 | 6,935,089 | 6,031,181 | 5,498,848 | 5,672,311 | 7,879,356 | 12,089,343 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.88 | $14.29 | $11.23 | $19.09 | $16.96 | $16.39 | $15.26 | $13.76 | $10.52 | $15.14 |
| Value at end of period | $16.37 | $16.88 | $14.29 | $11.23 | $19.09 | $16.96 | $16.39 | $15.26 | $13.76 | $10.52 |
| Number of accumulation units outstanding at end of period | 3,313,503 | 4,057,532 | 4,446,996 | 5,258,119 | 6,017,607 | 7,262,969 | 9,249,375 | 10,491,049 | 11,921,200 | 12,372,395 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $26.86 | $24.80 | $21.33 | $27.86 | $27.17 | $24.62 | $24.26 | $22.14 | $19.23 | $20.56 |
| Value at end of period | $26.90 | $26.86 | $24.80 | $21.33 | $27.86 | $27.17 | $24.62 | $24.26 | $22.14 | $19.23 |
| Number of accumulation units outstanding at end of period | 3,226,359 | 3,828,532 | 4,421,885 | 4,728,779 | 5,566,345 | 6,490,070 | 7,790,025 | 8,667,716 | 9,215,693 | 9,138,045 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.64 | $14.85 | $11.34 | $18.46 | $14.70 | $11.40 | $10.07 | | | |
| Value at end of period | $17.46 | $16.64 | $14.85 | $11.34 | $18.46 | $14.70 | $11.40 | | | |
| Number of accumulation units outstanding at end of period | 3,840,254 | 3,829,027 | 4,073,465 | 4,123,843 | 3,122,597 | 1,844,733 | 1,446,986 | | | |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2004) | | | | | | | | | | |
| Value at beginning of period | $11.73 | $9.15 | $6.58 | $10.72 | $8.66 | $8.17 | $7.52 | $7.15 | | |
| Value at end of period | $11.47 | $11.73 | $9.15 | $6.58 | $10.72 | $8.66 | $8.17 | $7.52 | | |
| Number of accumulation units outstanding at end of period | 4,227,190 | 4,756,551 | 4,502,607 | 4,769,928 | 299,160 | 369,355 | 457,358 | 440,238 | | |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.47 | $15.55 | $12.24 | $17.37 | $16.06 | $13.43 | $12.23 | $11.01 | $8.85 | $10.00 |
| Value at end of period | $18.78 | $17.47 | $15.55 | $12.24 | $17.37 | $16.06 | $13.43 | $12.23 | $11.01 | $8.85 |
| Number of accumulation units outstanding at end of period | 2,790,056 | 2,982,767 | 2,798,687 | 2,715,369 | 2,698,954 | 2,849,171 | 2,467,075 | 1,394,309 | 758,774 | 220,958 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $11.97 | $10.65 | $8.44 | $9.99 | | | | | | |
| Value at end of period | $11.28 | $11.97 | $10.65 | $8.44 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,104,622 | 980,145 | 563,863 | 98,549 | | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.40 | $11.73 | $8.54 | $14.55 | $13.88 | $11.97 | $10.12 | | | |
| Value at end of period | $12.10 | $13.40 | $11.73 | $8.54 | $14.55 | $13.88 | $11.97 | | | |
| Number of accumulation units outstanding at end of period | 1,397,045 | 1,420,560 | 1,635,220 | 1,818,384 | 1,491,444 | 1,005,867 | 403,465 | | | |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $15.37 | $13.65 | $9.26 | $12.13 | $11.96 | $11.13 | $10.82 | $10.00 | | |
| Value at end of period | $15.83 | $15.37 | $13.65 | $9.26 | $12.13 | $11.96 | $11.13 | $10.82 | | |
| Number of accumulation units outstanding at end of period | 3,817,892 | 3,921,490 | 3,386,304 | 4,317,113 | 6,065,004 | 7,287,786 | 8,674,427 | 9,413,696 | | |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.66 | $17.57 | $15.57 | $15.16 | $14.11 | $13.71 | $13.57 | $13.12 | $12.71 | $11.86 |
| Value at end of period | $19.04 | $18.66 | $17.57 | $15.57 | $15.16 | $14.11 | $13.71 | $13.57 | $13.12 | $12.71 |
| Number of accumulation units outstanding at end of period | 20,027,467 | 22,821,794 | 22,106,766 | 16,888,379 | 8,029,233 | 5,417,078 | 5,880,636 | 5,917,199 | 5,369,915 | 4,410,375 |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.79 | $10.32 | $8.43 | $13.10 | $12.64 | $10.98 | $10.30 | | | |
| Value at end of period | $11.09 | $11.79 | $10.32 | $8.43 | $13.10 | $12.64 | $10.98 | | | |
| Number of accumulation units outstanding at end of period | 700,026 | 862,455 | 854,149 | 896,825 | 1,065,830 | 1,051,162 | 1,137,342 | | | |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2005) | | | | | | | | | | |
| Value at beginning of period | $11.88 | $10.22 | $8.28 | $12.56 | $12.07 | $10.90 | $10.00 | | | |
| Value at end of period | $11.13 | $11.88 | $10.22 | $8.28 | $12.56 | $12.07 | $10.90 | | | |
| Number of accumulation units outstanding at end of period | 5,724,050 | 6,475,612 | 7,406,984 | 8,408,547 | 7,528,407 | 7,507,837 | 7,692,715 | | | |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $8.84 | $8.32 | $8.25 | | | | | | | |
| Value at end of period | $9.17 | $8.84 | $8.32 | | | | | | | |
| Number of accumulation units outstanding at end of period | 7,346,128 | 6,256,899 | 5,981,757 | | | | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.31 | $9.37 | $9.22 | | | | | | | |
| Value at end of period | $10.05 | $10.31 | $9.37 | | | | | | | |
| Number of accumulation units outstanding at end of period | 68,956,114 | 74,275,484 | 79,472,323 | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.54 | $9.63 | $9.49 | | | | | | | |
| Value at end of period | $10.40 | $10.54 | $9.63 | | | | | | | |
| Number of accumulation units outstanding at end of period | 42,036,780 | 46,040,296 | 48,787,781 | | | | | | | |

ES II

# Condensed Financial Information (continued)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.75 | $9.86 | $10.65 |
| Value at end of period | | | | | | | | $9.86 | $10.65 | $10.73 |
| Number of accumulation units outstanding at end of period | | | | | | | | 25,879,317 | 24,451,343 | 22,515,408 |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.27 | $12.69 | $14.07 |
| Value at end of period | | | | | | | | $12.69 | $14.07 | $14.42 |
| Number of accumulation units outstanding at end of period | | | | | | | | 1,607,178 | 1,455,162 | 1,637,094 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.17 | $6.71 | $8.17 | $9.02 |
| Value at end of period | | | | | | | $6.71 | $8.17 | $9.02 | $9.09 |
| Number of accumulation units outstanding at end of period | | | | | | | 629,227 | 6,524,524 | 5,649,134 | 4,462,209 |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.35 | $12.51 | $13.71 |
| Value at end of period | | | | | | | | $12.51 | $13.71 | $13.59 |
| Number of accumulation units outstanding at end of period | | | | | | | | 130,420 | 194,823 | 310,000 |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.36 | $13.00 | $16.13 |
| Value at end of period | | | | | | | | $13.00 | $16.13 | $15.55 |
| Number of accumulation units outstanding at end of period | | | | | | | | 2,765,328 | 2,632,553 | 2,267,474 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.30 | $6.13 | $8.45 | $10.40 |
| Value at end of period | | | | | | | $6.13 | $8.45 | $10.40 | $10.04 |
| Number of accumulation units outstanding at end of period | | | | | | | 578,346 | 1,478,202 | 1,854,424 | 1,745,841 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.06 | $6.97 | $8.69 | $10.80 |
| Value at end of period | | | | | | | $6.97 | $8.69 | $10.80 | $10.20 |
| Number of accumulation units outstanding at end of period | | | | | | | 1,397,996 | 1,673,974 | 1,880,369 | 1,701,985 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $8.33 | $4.62 | $6.31 | $6.84 | $7.34 | $8.13 | $8.80 | $5.68 | $7.31 | $9.53 |
| Value at end of period | $4.62 | $6.31 | $6.84 | $7.34 | $8.13 | $8.80 | $5.68 | $7.31 | $9.53 | $9.44 |
| Number of accumulation units outstanding at end of period | 774,557 | 1,851,941 | 2,126,799 | 2,164,620 | 1,976,720 | 1,598,381 | 1,257,982 | 1,117,503 | 919,414 | 796,478 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.25 | $7.15 | $8.97 | $10.97 |
| Value at end of period | | | | | | | $7.15 | $8.97 | $10.97 | $10.52 |
| Number of accumulation units outstanding at end of period | | | | | | | 686,734 | 1,359,012 | 1,686,231 | 1,422,232 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $28.22 | $27.96 | $34.52 | $39.69 | $42.17 | $47.66 | $49.06 | $35.06 | $46.07 | $51.80 |
| Value at end of period | $27.96 | $34.52 | $39.69 | $42.17 | $47.66 | $49.06 | $35.06 | $46.07 | $51.80 | $52.55 |
| Number of accumulation units outstanding at end of period | 5,326,019 | 6,071,997 | 6,834,477 | 7,736,987 | 7,742,558 | 8,055,776 | 8,278,462 | 8,156,298 | 7,593,076 | 7,077,206 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.90 | $20.45 | $25.24 | $28.60 | $29.30 | $34.41 | $34.97 | $22.17 | $27.32 | $30.97 |
| Value at end of period | $20.45 | $25.24 | $28.60 | $29.30 | $34.41 | $34.97 | $22.17 | $27.32 | $30.97 | $30.26 |
| Number of accumulation units outstanding at end of period | 2,796,774 | 3,283,741 | 4,187,985 | 4,330,653 | 3,923,791 | 3,471,081 | 3,367,200 | 3,153,961 | 3,008,352 | 2,820,631 |

ES II

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $9.35 | $8.13 | $5.78 | $10.17 | $10.10 | | | | | |
| Value at end of period | $9.10 | $9.35 | $8.13 | $5.78 | $10.17 | | | | | |
| Number of accumulation units outstanding at end of period | 1,806,950 | 1,929,680 | 1,909,257 | 775,347 | 317,543 | | | | | |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.68 | $12.19 | $8.99 | $18.05 | $15.18 | $12.42 | $10.00 | | | |
| Value at end of period | $11.82 | $13.68 | $12.19 | $8.99 | $18.05 | $15.18 | $12.42 | | | |
| Number of accumulation units outstanding at end of period | 1,461,019 | 1,599,392 | 1,998,238 | 2,376,603 | 2,243,027 | 1,560,451 | 1,361,072 | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.36 | $9.67 | $7.44 | $12.71 | $11.18 | $10.17 | | | | |
| Value at end of period | $8.96 | $10.36 | $9.67 | $7.44 | $12.71 | $11.18 | | | | |
| Number of accumulation units outstanding at end of period | 2,688,868 | 2,992,773 | 2,884,425 | 2,681,328 | 1,021,786 | 237,468 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.00 | $20.71 | $15.88 | $26.69 | $26.44 | $21.99 | $20.30 | $18.55 | $13.80 | $17.54 |
| Value at end of period | $20.46 | $22.00 | $20.71 | $15.88 | $26.69 | $26.44 | $21.99 | $20.30 | $18.55 | $13.80 |
| Number of accumulation units outstanding at end of period | 1,363,264 | 1,606,338 | 1,694,621 | 1,712,450 | 1,869,745 | 2,011,664 | 1,908,440 | 2,183,115 | 2,320,224 | 1,965,665 |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $11.12 | $10.15 | $7.13 | $12.03 | $11.40 | $10.01 | | | | |
| Value at end of period | $9.50 | $11.12 | $10.15 | $7.13 | $12.03 | $11.40 | | | | |
| Number of accumulation units outstanding at end of period | 32,577 | 37,293 | 40,541 | 48,118 | 72,778 | 39,144 | | | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.08 | $10.62 | $10.20 | $9.99 | | | | | | |
| Value at end of period | $11.69 | $11.08 | $10.62 | $10.20 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,165,568 | 3,163,184 | 3,588,432 | 3,388,765 | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $10.73 | $9.63 | $7.42 | $12.55 | $12.61 | $11.19 | $10.24 | | | |
| Value at end of period | $10.29 | $10.73 | $9.63 | $7.42 | $12.55 | $12.61 | $11.19 | | | |
| Number of accumulation units outstanding at end of period | 54,596 | 59,966 | 92,507 | 159,712 | 211,221 | 240,320 | 119,772 | | | |
| **ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $8.13 | $7.79 | $6.08 | $9.95 | | | | | | |
| Value at end of period | $7.70 | $8.13 | $7.79 | $6.08 | | | | | | |
| Number of accumulation units outstanding at end of period | 4,036,972 | 4,398,876 | 4,692,093 | 4,193,381 | | | | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | | | | |
| Value at beginning of period | $12.38 | $10.30 | $7.87 | $14.01 | $14.33 | $11.66 | $11.97 | $10.71 | $8.44 | $10.00 |
| Value at end of period | $11.74 | $12.38 | $10.30 | $7.87 | $14.01 | $14.33 | $11.66 | $11.97 | $10.71 | $8.44 |
| Number of accumulation units outstanding at end of period | 170,925 | 197,329 | 229,345 | 267,247 | 328,037 | 389,830 | 512,777 | 510,227 | 355,401 | 69,607 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $8.59 | $7.74 | $6.31 | $10.27 | $10.06 | $8.98 | $8.86 | $8.26 | $6.67 | $8.90 |
| Value at end of period | $8.47 | $8.59 | $7.74 | $6.31 | $10.27 | $10.06 | $8.98 | $8.86 | $8.26 | $6.67 |
| Number of accumulation units outstanding at end of period | 96,088 | 119,978 | 139,938 | 178,757 | 302,151 | 644,480 | 939,625 | 1,756,560 | 1,824,762 | 1,231,933 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.49 | $9.37 | $7.19 | $13.02 | $11.52 | $9.94 | $9.33 | $8.28 | $6.05 | $8.27 |
| Value at end of period | $8.52 | $9.49 | $9.37 | $7.19 | $13.02 | $11.52 | $9.94 | $9.33 | $8.28 | $6.05 |
| Number of accumulation units outstanding at end of period | 85,942 | 104,606 | 126,512 | 152,071 | 193,438 | 348,410 | 492,243 | 526,719 | 648,934 | 257,910 |

# Condensed Financial Information (continued)

| PROFUND VP RISING RATES OPPORTUNITY | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| (Fund first available during October 2003) | | | | | | | | | | |
| Value at beginning of period | $5.01 | $6.05 | $4.64 | $7.59 | $8.12 | $7.47 | $8.23 | $9.37 | $10.00 | |
| Value at end of period | $3.09 | $5.01 | $6.05 | $4.64 | $7.59 | $8.12 | $7.47 | $8.23 | $9.37 | |
| Number of accumulation units outstanding at end of period | 270,919 | 290,517 | 316,599 | 402,662 | 538,853 | 708,583 | 1,016,831 | 834,452 | 98,866 | |

## Separate Account Annual Charges of 1.45%

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.30 | $9.52 | $7.99 | $10.09 | | | | | | |
| Value at end of period | $9.78 | $10.30 | $9.52 | $7.99 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,844,719 | 3,582,001 | 3,478,113 | 1,398,127 | | | | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | | | | |
| (Fund first available during November 2003) | | | | | | | | | | |
| Value at beginning of period | $21.34 | $17.12 | $13.90 | $19.63 | $20.45 | $17.38 | $16.72 | $13.85 | $10.00 | |
| Value at end of period | $19.74 | $21.34 | $17.12 | $13.90 | $19.63 | $20.45 | $17.38 | $16.72 | $13.85 | |
| Number of accumulation units outstanding at end of period | 662,341 | 745,402 | 862,023 | 1,030,405 | 1,354,061 | 1,713,584 | 2,219,861 | 2,018,849 | 504,034 | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $15.72 | $13.64 | $10.22 | $18.09 | $15.65 | $14.25 | $12.39 | | | |
| Value at end of period | $15.06 | $15.72 | $13.64 | $10.22 | $18.09 | $15.65 | $14.25 | | | |
| Number of accumulation units outstanding at end of period | 1,150,043 | 1,379,878 | 1,646,404 | 2,179,470 | 2,472,498 | 1,827,488 | 1,426,398 | | | |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.03 | $9.74 | $7.61 | $13.50 | $13.52 | $11.44 | $11.00 | $10.03 | $7.83 | $9.59 |
| Value at end of period | $10.94 | $11.03 | $9.74 | $7.61 | $13.50 | $13.52 | $11.44 | $11.00 | $10.03 | $7.83 |
| Number of accumulation units outstanding at end of period | 1,234,843 | 1,445,627 | 1,677,580 | 1,938,740 | 2,599,569 | 2,988,235 | 2,766,838 | 3,518,649 | 2,445,416 | 321,872 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.64 | $8.74 | $7.19 | $9.96 | | | | | | |
| Value at end of period | $9.59 | $9.64 | $8.74 | $7.19 | | | | | | |
| Number of accumulation units outstanding at end of period | 716,268 | 949,847 | 598,000 | 407,806 | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | | |
| Value at beginning of period | $10.22 | $9.78 | $8.84 | $10.04 | | | | | | |
| Value at end of period | $10.65 | $10.22 | $9.78 | $8.84 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,124,833 | 1,208,035 | 1,319,855 | 738,443 | | | | | | |
| **ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.01 | | | | | | | | | |
| Value at end of period | $9.32 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 30,524 | | | | | | | | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $14.07 | $12.09 | $8.84 | $16.11 | $14.63 | $13.53 | $11.88 | $10.77 | $10.00 | |
| Value at end of period | $13.20 | $14.07 | $12.09 | $8.84 | $16.11 | $14.63 | $13.53 | $11.88 | $10.77 | |
| Number of accumulation units outstanding at end of period | 6,585,901 | 7,750,331 | 8,776,819 | 9,893,948 | 10,314,328 | 10,650,303 | 11,085,752 | 10,547,830 | 1,864,132 | |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.09 | | | | | | | | | |
| Value at end of period | $8.81 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 30,890 | | | | | | | | | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $18.58 | $17.67 | $12.60 | $22.22 | $18.88 | $16.19 | $13.58 | $11.62 | $10.00 | |
| Value at end of period | $15.68 | $18.58 | $17.67 | $12.60 | $22.22 | $18.88 | $16.19 | $13.58 | $11.62 | |
| Number of accumulation units outstanding at end of period | 2,600,492 | 3,345,875 | 3,911,755 | 3,913,609 | 4,971,820 | 4,807,445 | 4,245,594 | 3,292,334 | 641,852 | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $13.39 | $12.06 | $9.08 | $10.01 | | | | | | |
| Value at end of period | $12.42 | $13.39 | $12.06 | $9.08 | | | | | | |
| Number of accumulation units outstanding at end of period | 606,194 | 249,072 | 162,369 | 18,872 | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.23 | $13.51 | $11.40 | $20.52 | $17.88 | $14.04 | $12.35 | $10.63 | $8.22 | $10.00 |
| Value at end of period | $10.96 | $14.23 | $13.51 | $11.40 | $20.52 | $17.88 | $14.04 | $12.35 | $10.63 | $8.22 |
| Number of accumulation units outstanding at end of period | 1,882,733 | 2,192,606 | 2,773,054 | 2,397,385 | 3,167,588 | 3,245,283 | 2,771,237 | 2,654,772 | 502,551 | 106,211 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.57 | $10.08 | $7.56 | $13.07 | $12.50 | $11.00 | $9.98 | | | |
| Value at end of period | $12.66 | $12.57 | $10.08 | $7.56 | $13.07 | $12.50 | $11.00 | | | |
| Number of accumulation units outstanding at end of period | 1,007,997 | 1,011,816 | 1,123,724 | 797,643 | 1,063,040 | 604,582 | 613,541 | | | |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $11.35 | $10.76 | $9.09 | $12.94 | $12.09 | $10.78 | $9.90 | $9.95 | | |
| Value at end of period | $11.72 | $11.35 | $10.76 | $9.09 | $12.94 | $12.09 | $10.78 | $9.90 | | |
| Number of accumulation units outstanding at end of period | 933,627 | 1,103,711 | 1,351,008 | 1,526,712 | 1,733,494 | 1,995,610 | 2,117,858 | 347,886 | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.00 | $10.58 | $9.92 | | | | | | | |
| Value at end of period | $12.15 | $11.00 | $10.58 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,786,974 | 1,086,065 | 908,377 | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.36 | $10.16 | $7.92 | $13.19 | $12.53 | $11.87 | $10.92 | $9.97 | $7.97 | $10.00 |
| Value at end of period | $11.02 | $11.36 | $10.16 | $7.92 | $13.19 | $12.53 | $11.87 | $10.92 | $9.97 | $7.97 |
| Number of accumulation units outstanding at end of period | 904,766 | 908,450 | 1,018,508 | 1,056,496 | 1,301,207 | 1,492,559 | 1,781,693 | 289,685 | 237,787 | 27,664 |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.38 | $9.78 | $6.50 | $9.99 | | | | | | |
| Value at end of period | $10.03 | $11.38 | $9.78 | $6.50 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,076,087 | 1,503,493 | 1,682,917 | 919,098 | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.83 | $9.47 | $7.20 | $12.44 | $13.62 | $11.17 | | | | |
| Value at end of period | $10.10 | $10.83 | $9.47 | $7.20 | $12.44 | $13.62 | | | | |
| Number of accumulation units outstanding at end of period | 331,412 | 393,756 | 503,512 | 700,495 | 734,011 | 424,008 | | | | |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $66.42 | $52.66 | $39.32 | $64.90 | $80.06 | $59.02 | $51.28 | $37.77 | $27.82 | $28.18 |
| Value at end of period | $71.67 | $66.42 | $52.66 | $39.32 | $64.90 | $80.06 | $59.02 | $51.28 | $37.77 | $27.82 |
| Number of accumulation units outstanding at end of period | 390,039 | 492,690 | 598,470 | 691,765 | 925,650 | 1,476,189 | 1,530,874 | 1,897,527 | 1,439,332 | 947,489 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.05 | $8.14 | $6.63 | $10.20 | $10.05 | $9.95 | | | | |
| Value at end of period | $9.64 | $10.05 | $8.14 | $6.63 | $10.20 | $10.05 | | | | |
| Number of accumulation units outstanding at end of period | 302,379 | 391,648 | 562,710 | 687,982 | 722,546 | 405,954 | | | | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during December 2005) | | | | | | | | | | |
| Value at beginning of period | $9.79 | $8.87 | $6.84 | $11.42 | $11.12 | $9.91 | $9.95 | | | |
| Value at end of period | $9.20 | $9.79 | $8.87 | $6.84 | $11.42 | $11.12 | $9.91 | | | |
| Number of accumulation units outstanding at end of period | 575,208 | 622,915 | 673,194 | 683,783 | 450,278 | 293,156 | 13,666 | | | |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $8.62 | $7.01 | $5.84 | $10.40 | $10.00 | | | | | |
| Value at end of period | $7.72 | $8.62 | $7.01 | $5.84 | $10.40 | | | | | |
| Number of accumulation units outstanding at end of period | 254,542 | 552,043 | 183,533 | 176,769 | 195,221 | | | | | |
| **ING EURO STOXX 50® INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $8.79 | $9.81 | $9.75 | | | | | | | |
| Value at end of period | $7.16 | $8.79 | $9.81 | | | | | | | |
| Number of accumulation units outstanding at end of period | 25,121 | 22,581 | 4,083 | | | | | | | |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.34 | $13.71 | $9.99 | $16.66 | $14.77 | $13.39 | $11.62 | $9.50 | $7.22 | $9.09 |
| Value at end of period | $15.22 | $17.34 | $13.71 | $9.99 | $16.66 | $14.77 | $13.39 | $11.62 | $9.50 | $7.22 |
| Number of accumulation units outstanding at end of period | 3,550,565 | 4,704,576 | 5,452,120 | 6,169,727 | 7,733,886 | 5,449,288 | 6,072,495 | 3,545,777 | 2,850,229 | 1,947,601 |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $11.16 | $10.02 | $7.70 | $11.05 | $10.92 | $9.99 | | | | |
| Value at end of period | $11.27 | $11.16 | $10.02 | $7.70 | $11.05 | $10.92 | | | | |
| Number of accumulation units outstanding at end of period | 1,455,775 | 1,463,809 | 1,751,595 | 1,397,558 | 1,739,831 | 755,287 | | | | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $9.99 | $9.09 | $7.29 | $11.88 | $12.42 | | | | | |
| Value at end of period | $9.76 | $9.99 | $9.09 | $7.29 | $11.88 | | | | | |
| Number of accumulation units outstanding at end of period | 435,094 | 544,883 | 569,660 | 612,272 | 738,661 | | | | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $8.53 | $7.82 | $6.09 | $9.60 | $10.00 | | | | | |
| Value at end of period | $8.30 | $8.53 | $7.82 | $6.09 | $9.60 | | | | | |
| Number of accumulation units outstanding at end of period | 972,147 | 1,056,405 | 1,221,497 | 1,215,629 | 630,620 | | | | | |
| **ING FTSE 100 INDEX® PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $11.01 | $10.26 | $10.08 | | | | | | | |
| Value at end of period | $10.40 | $11.01 | $10.26 | | | | | | | |
| Number of accumulation units outstanding at end of period | 7,398 | 4,702 | 6,842 | | | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.96 | | | | | | | | | |
| Value at end of period | $8.85 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 346,104 | | | | | | | | | |

ES II

CFI 11

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $44.18 | $36.85 | $27.19 | $46.77 | $35.61 | $29.76 | $21.93 | $20.91 | $13.94 | $14.03 |
| Value at end of period | $39.56 | $44.18 | $36.85 | $27.19 | $46.77 | $35.61 | $29.76 | $21.93 | $20.91 | $13.94 |
| Number of accumulation units outstanding at end of period | 774,669 | 964,542 | 1,245,481 | 1,343,730 | 1,693,349 | 1,625,831 | 1,634,532 | 1,054,905 | 826,628 | 436,185 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.99 | | | | | | | | | |
| Value at end of period | $9.56 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,571,491 | | | | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $8.77 | $7.82 | $6.10 | $9.95 | $9.83 | | | | | |
| Value at end of period | $8.60 | $8.77 | $7.82 | $6.10 | $9.95 | | | | | |
| Number of accumulation units outstanding at end of period | 7,309,908 | 5,553,955 | 6,354,228 | 5,498,422 | 3,297 | | | | | |
| **ING HANG SENG INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.73 | $12.96 | $9.99 | | | | | | | |
| Value at end of period | $11.04 | $13.73 | $12.96 | | | | | | | |
| Number of accumulation units outstanding at end of period | 110,735 | 166,799 | 104,665 | | | | | | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | | |
| Value at beginning of period | $9.83 | $8.78 | $7.24 | $11.74 | $11.37 | $10.10 | $9.74 | $8.97 | $10.00 | |
| Value at end of period | $9.66 | $9.83 | $8.78 | $7.24 | $11.74 | $11.37 | $10.10 | $9.74 | $8.97 | |
| Number of accumulation units outstanding at end of period | 715,155 | 884,341 | 938,032 | 1,042,303 | 1,270,440 | 1,403,789 | 1,565,900 | 2,210,160 | 1,239,109 | |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during November 2003) | | | | | | | | | | |
| Value at beginning of period | $14.81 | $12.36 | $9.54 | $15.55 | $14.99 | $13.94 | $12.76 | $11.13 | $10.00 | |
| Value at end of period | $14.39 | $14.81 | $12.36 | $9.54 | $15.55 | $14.99 | $13.94 | $12.76 | $11.13 | |
| Number of accumulation units outstanding at end of period | 324,303 | 401,903 | 504,402 | 588,432 | 813,865 | 977,910 | 881,061 | 1,090,890 | 317,218 | |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during November 2003) | | | | | | | | | | |
| Value at beginning of period | $14.60 | $12.10 | $9.86 | $15.08 | $16.37 | $14.63 | $13.83 | $11.53 | $10.00 | |
| Value at end of period | $14.25 | $14.60 | $12.10 | $9.86 | $15.08 | $16.37 | $14.63 | $13.83 | $11.53 | |
| Number of accumulation units outstanding at end of period | 214,788 | 286,449 | 340,526 | 403,831 | 574,391 | 720,706 | 718,707 | 892,876 | 255,326 | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.20 | $12.23 | $11.15 | $12.39 | $11.89 | $11.63 | $11.46 | $11.12 | $10.64 | $10.00 |
| Value at end of period | $13.96 | $13.20 | $12.23 | $11.15 | $12.39 | $11.89 | $11.63 | $11.46 | $11.12 | $10.64 |
| Number of accumulation units outstanding at end of period | 2,424,393 | 2,524,418 | 2,778,230 | 3,181,205 | 3,633,088 | 3,602,733 | 4,187,265 | 2,689,507 | 897,486 | 665,314 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $8.08 | $7.62 | $6.06 | $10.32 | | | | | | |
| Value at end of period | $6.97 | $8.08 | $7.62 | $6.06 | | | | | | |
| Number of accumulation units outstanding at end of period | 222,875 | 692,293 | 588,677 | 37,212 | | | | | | |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.31 | $10.85 | $8.56 | $13.68 | $14.20 | $12.44 | $12.20 | | | |
| Value at end of period | $11.87 | $12.31 | $10.85 | $8.56 | $13.68 | $14.20 | $12.44 | | | |
| Number of accumulation units outstanding at end of period | 355,315 | 412,903 | 304,404 | 328,003 | 359,818 | 270,574 | 233,506 | | | |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.28 | $11.12 | $9.22 | $12.24 | $12.03 | $10.86 | $10.16 | | | |
| Value at end of period | $11.94 | $12.28 | $11.12 | $9.22 | $12.24 | $12.03 | $10.86 | | | |
| Number of accumulation units outstanding at end of period | 590,503 | 765,973 | 864,371 | 1,127,556 | 229,881 | 178,095 | 133,887 | | | |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $29.06 | $26.21 | $21.46 | $32.13 | $31.78 | $27.80 | $25.63 | $22.79 | $18.08 | $21.53 |
| Value at end of period | $28.02 | $29.06 | $26.21 | $21.46 | $32.13 | $31.78 | $27.80 | $25.63 | $22.79 | $18.08 |
| Number of accumulation units outstanding at end of period | 892,020 | 1,110,882 | 1,374,453 | 1,628,583 | 1,910,350 | 2,426,396 | 2,551,630 | 2,712,774 | 2,615,475 | 1,951,607 |
| **ING JAPAN TOPIX INDEX® PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $11.04 | $9.86 | $9.78 | | | | | | | |
| Value at end of period | $9.39 | $11.04 | $9.86 | | | | | | | |
| Number of accumulation units outstanding at end of period | 13,788 | 143,529 | 465 | | | | | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.36 | $20.55 | $12.15 | $25.31 | $18.54 | $13.86 | $10.43 | $8.99 | $6.22 | $7.07 |
| Value at end of period | $19.62 | $24.36 | $20.55 | $12.15 | $25.31 | $18.54 | $13.86 | $10.43 | $8.99 | $6.22 |
| Number of accumulation units outstanding at end of period | 1,355,402 | 1,650,884 | 2,201,064 | 2,324,744 | 3,353,332 | 3,196,021 | 3,050,097 | 2,350,722 | 1,925,674 | 1,365,017 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2004) | | | | | | | | | | |
| Value at beginning of period | $17.10 | $14.11 | $11.40 | $17.27 | $17.13 | $14.91 | $13.95 | $12.22 | | |
| Value at end of period | $17.16 | $17.10 | $14.11 | $11.40 | $17.27 | $17.13 | $14.91 | $13.95 | | |
| Number of accumulation units outstanding at end of period | 246,210 | 286,692 | 161,752 | 141,571 | 26,148 | 26,429 | 27,434 | 14,057 | | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.85 | $12.69 | $10.11 | $14.65 | $15.12 | $13.15 | $13.63 | $10.37 | $7.84 | $10.00 |
| Value at end of period | $15.41 | $15.85 | $12.69 | $10.11 | $14.65 | $15.12 | $13.15 | $13.63 | $10.37 | $7.84 |
| Number of accumulation units outstanding at end of period | 1,125,310 | 1,465,971 | 1,196,490 | 1,267,700 | 1,611,101 | 1,843,557 | 1,822,537 | 2,268,707 | 1,251,726 | 209,858 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $13.88 | $12.33 | $8.78 | $12.30 | $11.18 | $10.74 | $10.48 | $9.70 | | |
| Value at end of period | $13.98 | $13.88 | $12.33 | $8.78 | $12.30 | $11.18 | $10.74 | $10.48 | | |
| Number of accumulation units outstanding at end of period | 1,126,811 | 595,332 | 487,747 | 66,305 | 46,371 | 80,432 | 44,527 | 67,584 | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.05 | | | | | | | | | |
| Value at end of period | $10.05 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 698,403 | | | | | | | | | |
| **ING LIMITED MATURITY BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.78 | $22.41 | $21.22 | $21.59 | $20.71 | $20.24 | $20.20 | $20.22 | $19.95 | $18.88 |
| Value at end of period | $22.71 | $22.78 | $22.41 | $21.22 | $21.59 | $20.71 | $20.24 | $20.20 | $20.22 | $19.95 |
| Number of accumulation units outstanding at end of period | 452,611 | 632,793 | 818,082 | 1,000,792 | 1,372,590 | 1,704,928 | 2,089,838 | 2,758,488 | 4,019,585 | 3,840,533 |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.44 | $16.68 | $16.88 | $16.72 | $16.16 | $15.67 | $15.47 | $15.55 | $15.66 | $15.67 |
| Value at end of period | $16.21 | $16.44 | $16.68 | $16.88 | $16.72 | $16.16 | $15.67 | $15.47 | $15.55 | $15.66 |
| Number of accumulation units outstanding at end of period | 4,121,705 | 4,765,149 | 7,031,809 | 12,640,768 | 6,145,443 | 5,853,638 | 5,927,359 | 6,868,172 | 9,522,307 | 10,877,063 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.76 | $14.19 | $11.16 | $18.97 | $16.86 | $16.31 | $15.19 | $13.71 | $10.48 | $15.10 |
| Value at end of period | $16.24 | $16.76 | $14.19 | $11.16 | $18.97 | $16.86 | $16.31 | $15.19 | $13.71 | $10.48 |
| Number of accumulation units outstanding at end of period | 2,006,518 | 2,766,340 | 3,055,301 | 3,567,580 | 4,731,700 | 4,993,337 | 6,003,474 | 6,723,135 | 6,824,703 | 5,599,657 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $26.63 | $24.60 | $21.17 | $27.67 | $26.99 | $24.47 | $24.13 | $22.03 | $19.15 | $20.47 |
| Value at end of period | $26.66 | $26.63 | $24.60 | $21.17 | $27.67 | $26.99 | $24.47 | $24.13 | $22.03 | $19.15 |
| Number of accumulation units outstanding at end of period | 2,059,778 | 2,522,511 | 3,182,051 | 3,671,981 | 4,561,391 | 5,305,680 | 6,154,565 | 7,209,493 | 6,645,212 | 4,962,123 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.60 | $14.81 | $11.32 | $18.44 | $14.69 | $11.39 | $10.05 | | | |
| Value at end of period | $17.40 | $16.60 | $14.81 | $11.32 | $18.44 | $14.69 | $11.39 | | | |
| Number of accumulation units outstanding at end of period | 1,294,310 | 1,393,872 | 1,617,463 | 2,130,158 | 2,520,966 | 2,108,567 | 1,762,551 | | | |

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2004) | | | | | | | | | | |
| Value at beginning of period | $11.67 | $9.11 | $6.56 | $10.68 | $8.64 | $8.15 | $7.50 | $7.13 | | |
| Value at end of period | $11.41 | $11.67 | $9.11 | $6.56 | $10.68 | $8.64 | $8.15 | $7.50 | | |
| Number of accumulation units outstanding at end of period | 2,735,925 | 3,660,850 | 3,762,445 | 4,001,366 | 400,352 | 507,772 | 658,676 | 725,386 | | |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.39 | $15.49 | $12.20 | $17.32 | $16.02 | $13.40 | $12.22 | $11.00 | $8.84 | $10.00 |
| Value at end of period | $18.69 | $17.39 | $15.49 | $12.20 | $17.32 | $16.02 | $13.40 | $12.22 | $11.00 | $8.84 |
| Number of accumulation units outstanding at end of period | 900,513 | 1,120,563 | 1,119,057 | 1,204,902 | 1,544,219 | 1,777,302 | 1,684,842 | 1,290,721 | 885,643 | 255,324 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | $11.96 | $10.64 | $8.44 | $8.27 | | | | | | |
| Value at end of period | $11.26 | $11.96 | $10.64 | $8.44 | | | | | | |
| Number of accumulation units outstanding at end of period | 114,255 | 407,189 | 53,381 | 6,346 | | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $15.25 | $13.36 | $9.73 | $16.59 | $15.83 | $13.66 | $12.23 | | | |
| Value at end of period | $13.77 | $15.25 | $13.36 | $9.73 | $16.59 | $15.83 | $13.66 | | | |
| Number of accumulation units outstanding at end of period | 194,956 | 174,331 | 212,511 | 273,401 | 303,484 | 314,611 | 160,069 | | | |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $15.32 | $13.61 | $9.24 | $12.11 | $11.94 | $11.12 | $10.82 | $10.00 | | |
| Value at end of period | $15.77 | $15.32 | $13.61 | $9.24 | $12.11 | $11.94 | $11.12 | $10.82 | | |
| Number of accumulation units outstanding at end of period | 2,491,020 | 2,933,389 | 3,043,266 | 3,714,547 | 5,106,391 | 6,212,198 | 6,765,562 | 8,744,441 | | |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.50 | $17.44 | $15.46 | $15.05 | $14.02 | $13.63 | $13.50 | $13.06 | $12.65 | $11.81 |
| Value at end of period | $18.87 | $18.50 | $17.44 | $15.46 | $15.05 | $14.02 | $13.63 | $13.50 | $13.06 | $12.65 |
| Number of accumulation units outstanding at end of period | 6,848,413 | 7,771,156 | 9,036,505 | 8,505,214 | 6,113,758 | 5,734,099 | 6,258,247 | 7,272,611 | 6,415,052 | 4,516,490 |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.75 | $10.29 | $8.41 | $13.08 | $12.63 | $10.98 | $10.29 | | | |
| Value at end of period | $11.06 | $11.75 | $10.29 | $8.41 | $13.08 | $12.63 | $10.98 | | | |
| Number of accumulation units outstanding at end of period | 329,597 | 372,241 | 413,573 | 449,248 | 663,930 | 779,945 | 853,112 | | | |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.85 | $10.19 | $8.27 | $12.54 | $12.06 | $10.89 | $10.07 | | | |
| Value at end of period | $11.09 | $11.85 | $10.19 | $8.27 | $12.54 | $12.06 | $10.89 | | | |
| Number of accumulation units outstanding at end of period | 3,350,879 | 4,018,330 | 4,815,834 | 5,633,125 | 5,201,078 | 5,937,537 | 7,322,119 | | | |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $8.84 | $8.31 | $8.25 | | | | | | | |
| Value at end of period | $9.16 | $8.84 | $8.31 | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,424,076 | 2,284,321 | 1,878,967 | | | | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.31 | $9.37 | $9.22 | | | | | | | |
| Value at end of period | $10.04 | $10.31 | $9.37 | | | | | | | |
| Number of accumulation units outstanding at end of period | 10,424,293 | 11,613,550 | 12,837,062 | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.54 | $9.63 | $9.49 | | | | | | | |
| Value at end of period | $10.39 | $10.54 | $9.63 | | | | | | | |
| Number of accumulation units outstanding at end of period | 7,416,905 | 8,432,784 | 9,436,744 | | | | | | | |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.64 | $9.86 | $9.75 | | | | | | | |
| Value at end of period | $10.71 | $10.64 | $9.86 | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,638,396 | 5,981,284 | 6,824,537 | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $14.06 | $12.68 | $10.27 | | | | | | | |
| Value at end of period | $14.40 | $14.06 | $12.68 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,193,971 | 1,210,244 | 1,395,258 | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.01 | $8.16 | $6.71 | $10.13 | | | | | | |
| Value at end of period | $9.07 | $9.01 | $8.16 | $6.71 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,812,730 | 4,030,871 | 5,261,284 | 243,155 | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.70 | $12.51 | $10.35 | | | | | | | |
| Value at end of period | $13.58 | $13.70 | $12.51 | | | | | | | |
| Number of accumulation units outstanding at end of period | 166,253 | 175,163 | 61,958 | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $16.11 | $12.99 | $10.40 | | | | | | | |
| Value at end of period | $15.53 | $16.11 | $12.99 | | | | | | | |
| Number of accumulation units outstanding at end of period | 887,614 | 1,117,706 | 1,349,863 | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.39 | $8.44 | $6.13 | $10.33 | | | | | | |
| Value at end of period | $10.02 | $10.39 | $8.44 | $6.13 | | | | | | |
| Number of accumulation units outstanding at end of period | 441,768 | 667,996 | 567,439 | 121,499 | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.78 | $8.68 | $6.97 | $10.06 | | | | | | |
| Value at end of period | $10.18 | $10.78 | $8.68 | $6.97 | | | | | | |
| Number of accumulation units outstanding at end of period | 832,166 | 1,415,119 | 1,266,182 | 1,152,601 | | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.48 | $7.28 | $5.65 | $8.77 | $8.10 | $7.32 | $6.82 | $6.30 | $4.62 | $8.33 |
| Value at end of period | $9.39 | $9.48 | $7.28 | $5.65 | $8.77 | $8.10 | $7.32 | $6.82 | $6.30 | $4.62 |
| Number of accumulation units outstanding at end of period | 806,024 | 964,109 | 1,126,157 | 1,241,548 | 1,710,022 | 2,086,323 | 2,459,626 | 2,646,721 | 2,408,687 | 1,042,746 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.95 | $8.96 | $7.15 | $10.08 | | | | | | |
| Value at end of period | $10.50 | $10.95 | $8.96 | $7.15 | | | | | | |
| Number of accumulation units outstanding at end of period | 301,151 | 435,427 | 436,482 | 366,888 | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $51.16 | $45.52 | $34.67 | $48.53 | $47.17 | $41.75 | $39.32 | $34.21 | $27.72 | $27.99 |
| Value at end of period | $51.87 | $51.16 | $45.52 | $34.67 | $48.53 | $47.17 | $41.75 | $39.32 | $34.21 | $27.72 |
| Number of accumulation units outstanding at end of period | 2,647,508 | 3,275,890 | 3,886,619 | 4,433,309 | 5,403,692 | 6,132,011 | 6,790,538 | 7,138,949 | 5,743,181 | 4,380,117 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $30.58 | $27.00 | $21.92 | $34.06 | $34.06 | $29.01 | $28.33 | $25.02 | $20.28 | $23.71 |
| Value at end of period | $29.87 | $30.58 | $27.00 | $21.92 | $34.59 | $34.06 | $29.01 | $28.33 | $25.02 | $20.28 |
| Number of accumulation units outstanding at end of period | 1,894,792 | 2,201,856 | 2,517,735 | 2,795,600 | 3,219,736 | 3,716,231 | 4,138,394 | 4,592,038 | 3,297,900 | 2,137,260 |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $9.33 | $8.12 | $5.78 | $10.17 | $9.93 | | | | | |
| Value at end of period | $9.07 | $9.33 | $8.12 | $5.78 | $10.17 | | | | | |
| Number of accumulation units outstanding at end of period | 460,502 | 470,209 | 703,913 | 141,482 | 282,096 | | | | | |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.64 | $12.16 | $8.97 | $18.03 | $15.17 | $12.41 | $10.02 | | | |
| Value at end of period | $11.78 | $13.64 | $12.16 | $8.97 | $18.03 | $15.17 | $12.41 | | | |
| Number of accumulation units outstanding at end of period | 772,576 | 908,034 | 1,045,341 | 1,284,421 | 1,712,461 | 1,397,026 | 1,396,185 | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.33 | $9.65 | $7.43 | $12.70 | $11.18 | $10.09 | | | | |
| Value at end of period | $8.94 | $10.33 | $9.65 | $7.43 | $12.70 | $11.18 | | | | |
| Number of accumulation units outstanding at end of period | 719,050 | 1,151,323 | 1,511,460 | 1,045,633 | 545,889 | 84,091 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.77 | $20.50 | $15.73 | $26.45 | $26.21 | $21.81 | $20.14 | $18.42 | $13.71 | $17.43 |
| Value at end of period | $20.23 | $21.77 | $20.50 | $15.73 | $26.45 | $26.21 | $21.81 | $20.14 | $18.42 | $13.71 |
| Number of accumulation units outstanding at end of period | 996,405 | 1,229,607 | 1,427,683 | 1,551,009 | 1,916,797 | 2,353,566 | 2,442,312 | 2,907,288 | 2,876,283 | 2,246,289 |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $11.09 | $10.13 | $7.12 | $12.02 | $11.40 | $10.03 | | | | |
| Value at end of period | $9.48 | $11.09 | $10.13 | $7.12 | $12.02 | $11.40 | | | | |
| Number of accumulation units outstanding at end of period | 21,393 | 27,233 | 36,914 | 42,012 | 91,639 | 36,361 | | | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $11.07 | $10.61 | $10.20 | $9.95 | | | | | | |
| Value at end of period | $11.67 | $11.07 | $10.61 | $10.20 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,615,557 | 1,016,026 | 1,320,634 | 1,644,114 | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.48 | $10.31 | $7.95 | $13.44 | $13.52 | $12.00 | $11.17 | | | |
| Value at end of period | $11.01 | $11.48 | $10.31 | $7.95 | $13.44 | $13.52 | $12.00 | | | |
| Number of accumulation units outstanding at end of period | 12,910 | 14,229 | 20,893 | 34,548 | 70,471 | 190,561 | 55,883 | | | |
| **ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $8.12 | $7.78 | $6.08 | $9.95 | | | | | | |
| Value at end of period | $7.69 | $8.12 | $7.78 | $6.08 | | | | | | |
| Number of accumulation units outstanding at end of period | 261,667 | 333,061 | 577,217 | 252,302 | | | | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | | | | |
| Value at beginning of period | $12.33 | $10.26 | $7.84 | $13.97 | $14.30 | $11.64 | $11.95 | $10.70 | $8.44 | $10.00 |
| Value at end of period | $11.68 | $12.33 | $10.26 | $7.84 | $13.97 | $14.30 | $11.64 | $11.95 | $10.70 | $8.44 |
| Number of accumulation units outstanding at end of period | 172,471 | 214,498 | 250,590 | 301,706 | 480,633 | 563,376 | 711,517 | 840,926 | 567,796 | 132,019 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $8.55 | $7.70 | $6.29 | $10.23 | $10.03 | $8.95 | $8.84 | $8.25 | $6.66 | $8.89 |
| Value at end of period | $8.42 | $8.55 | $7.70 | $6.29 | $10.23 | $10.03 | $8.95 | $8.84 | $8.25 | $6.66 |
| Number of accumulation units outstanding at end of period | 229,572 | 349,659 | 384,448 | 417,520 | 572,332 | 1,738,324 | 2,472,451 | 3,671,891 | 3,673,934 | 1,271,888 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.44 | $9.33 | $7.16 | $12.97 | $11.49 | $9.92 | $9.31 | $8.27 | $6.05 | $8.26 |
| Value at end of period | $8.48 | $9.44 | $9.33 | $7.16 | $12.97 | $11.49 | $9.92 | $9.31 | $8.27 | $6.05 |
| Number of accumulation units outstanding at end of period | 95,230 | 115,157 | 137,957 | 176,707 | 253,884 | 342,749 | 603,121 | 795,586 | 786,491 | 1,365,500 |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **PROFUND VP RISING RATES OPPORTUNITY** <br> (Fund first available during October 2003) | | | | | | | | | | |
| Value at beginning of period | $4.99 | $6.03 | $4.63 | $7.57 | $8.10 | $7.46 | $8.22 | $9.36 | $10.00 | |
| Value at end of period | $3.07 | $4.99 | $6.03 | $4.63 | $7.57 | $8.10 | $7.46 | $8.22 | $9.36 | |
| Number of accumulation units outstanding at end of period | 142,733 | 153,552 | 178,986 | 238,350 | 365,721 | 540,756 | 766,103 | 1,079,664 | 214,510 | |

## Separate Account Annual Charges of 1.55%

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** <br> (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.27 | $9.50 | $7.98 | $10.09 | | | | | | |
| Value at end of period | $9.74 | $10.27 | $9.50 | $7.98 | | | | | | |
| Number of accumulation units outstanding at end of period | 6,268,257 | 6,150,538 | 5,374,596 | 3,029,923 | | | | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** <br> (Fund first available during November 2003) | | | | | | | | | | |
| Value at beginning of period | $21.18 | $17.01 | $13.82 | $19.54 | $20.37 | $17.34 | $16.70 | $13.84 | $10.00 | |
| Value at end of period | $19.57 | $21.18 | $17.01 | $13.82 | $19.54 | $20.37 | $17.34 | $16.70 | $13.84 | |
| Number of accumulation units outstanding at end of period | 339,946 | 390,405 | 436,197 | 489,524 | 636,374 | 809,299 | 870,781 | 243,006 | 82,669 | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** <br> (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.12 | $11.40 | $8.55 | $15.15 | $13.12 | $11.96 | $10.22 | | | |
| Value at end of period | $12.56 | $13.12 | $11.40 | $8.55 | $15.15 | $13.12 | $11.96 | | | |
| Number of accumulation units outstanding at end of period | 4,181,517 | 4,711,109 | 5,391,515 | 5,979,391 | 4,711,467 | 3,116,548 | 1,060,074 | | | |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.92 | $9.65 | $7.55 | $13.41 | $13.45 | $11.39 | $10.96 | $10.01 | $7.82 | $9.58 |
| Value at end of period | $10.82 | $10.92 | $9.65 | $7.55 | $13.41 | $13.45 | $11.39 | $10.96 | $10.01 | $7.82 |
| Number of accumulation units outstanding at end of period | 724,711 | 805,806 | 908,524 | 1,074,633 | 1,402,319 | 1,224,823 | 855,634 | 629,373 | 591,447 | 185,665 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** <br> (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.62 | $8.72 | $7.18 | $9.94 | | | | | | |
| Value at end of period | $9.55 | $9.62 | $8.72 | $7.18 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,943,499 | 1,965,775 | 1,982,773 | 1,209,036 | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** <br> (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $10.19 | $9.76 | $8.84 | $10.00 | | | | | | |
| Value at end of period | $10.60 | $10.19 | $9.76 | $8.84 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,887,043 | 3,023,319 | 3,000,414 | 1,811,922 | | | | | | |
| **ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO** <br> (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.01 | | | | | | | | | |
| Value at end of period | $9.31 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 72,673 | | | | | | | | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** <br> (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $13.96 | $12.01 | $8.80 | $16.04 | $14.58 | $13.50 | $11.86 | $10.77 | $10.00 | |
| Value at end of period | $13.09 | $13.96 | $12.01 | $8.80 | $16.04 | $14.58 | $13.50 | $11.86 | $10.77 | |
| Number of accumulation units outstanding at end of period | 10,568,142 | 11,927,678 | 12,826,807 | 12,347,552 | 10,804,069 | 8,158,531 | 4,655,665 | 1,165,893 | 388,436 | |

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2011) | | | | | | | | | | |
| Value at beginning of period | $10.11 | | | | | | | | | |
| Value at end of period | $8.80 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 44,367 | | | | | | | | | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $18.44 | $17.56 | $12.53 | $22.12 | $18.82 | $16.15 | $13.56 | $11.61 | $10.00 | |
| Value at end of period | $15.54 | $18.44 | $17.56 | $12.53 | $22.12 | $18.82 | $16.15 | $13.56 | $11.61 | |
| Number of accumulation units outstanding at end of period | 4,631,701 | 5,524,450 | 6,070,334 | 5,544,295 | 5,196,962 | 3,644,174 | 1,989,030 | 520,072 | 137,440 | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $13.36 | $12.04 | $9.08 | $9.99 | | | | | | |
| Value at end of period | $12.38 | $13.36 | $12.04 | $9.08 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,033,158 | 537,593 | 494,295 | 84,690 | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.10 | $13.40 | $11.32 | $20.41 | $17.80 | $13.99 | $12.32 | $10.61 | $8.22 | $10.00 |
| Value at end of period | $10.85 | $14.10 | $13.40 | $11.32 | $20.41 | $17.80 | $13.99 | $12.32 | $10.61 | $8.22 |
| Number of accumulation units outstanding at end of period | 2,384,131 | 2,633,522 | 3,049,773 | 3,067,708 | 3,080,974 | 1,962,262 | 991,309 | 175,207 | 108,890 | 33,208 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2005) | | | | | | | | | | |
| Value at beginning of period | $12.49 | $10.03 | $7.54 | $13.03 | $12.47 | $10.99 | $9.89 | | | |
| Value at end of period | $12.57 | $12.49 | $10.03 | $7.54 | $13.03 | $12.47 | $10.99 | | | |
| Number of accumulation units outstanding at end of period | 2,421,462 | 2,432,509 | 2,345,939 | 2,106,592 | 1,741,644 | 951,908 | 352,010 | | | |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $11.27 | $10.70 | $9.05 | $12.89 | $12.06 | $10.76 | $9.90 | $9.95 | | |
| Value at end of period | $11.62 | $11.27 | $10.70 | $9.05 | $12.89 | $12.06 | $10.76 | $9.90 | | |
| Number of accumulation units outstanding at end of period | 1,241,429 | 1,283,559 | 1,392,824 | 1,357,625 | 996,338 | 715,471 | 431,426 | 38,044 | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $10.98 | $10.57 | $9.89 | | | | | | | |
| Value at end of period | $12.11 | $10.98 | $10.57 | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,955,636 | 1,170,759 | 851,377 | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.26 | $10.08 | $7.86 | $13.11 | $12.48 | $11.83 | $10.89 | $9.96 | $7.97 | $10.00 |
| Value at end of period | $10.91 | $11.26 | $10.08 | $7.86 | $13.11 | $12.48 | $11.83 | $10.89 | $9.96 | $7.97 |
| Number of accumulation units outstanding at end of period | 1,073,438 | 705,924 | 619,758 | 607,182 | 434,531 | 312,728 | 331,262 | 31,998 | 30,926 | 18,057 |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.35 | $9.76 | $6.50 | $9.99 | | | | | | |
| Value at end of period | $9.99 | $11.35 | $9.76 | $6.50 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,552,693 | 1,967,266 | 2,021,361 | 957,501 | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.77 | $9.43 | $7.18 | $12.42 | $13.61 | $11.04 | | | | |
| Value at end of period | $10.05 | $10.77 | $9.43 | $7.18 | $12.42 | $13.61 | | | | |
| Number of accumulation units outstanding at end of period | 969,147 | 1,095,177 | 1,244,389 | 1,357,650 | 1,111,928 | 489,074 | | | | |

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $27.85 | $27.47 | $37.25 | $50.53 | $58.10 | $78.73 | $63.75 | $38.59 | $51.63 | $65.05 |
| Value at end of period | $27.47 | $37.25 | $50.53 | $58.10 | $78.73 | $63.75 | $38.59 | $51.63 | $65.05 | $70.13 |
| Number of accumulation units outstanding at end of period | 784,789 | 740,624 | 653,475 | 829,769 | 989,835 | 780,245 | 581,354 | 497,924 | 424,192 | 360,742 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.05 | $10.04 | $10.18 | $6.61 | $8.11 | $10.01 |
| Value at end of period | | | | | $10.04 | $10.18 | $6.61 | $8.11 | $10.01 | $9.59 |
| Number of accumulation units outstanding at end of period | | | | | 454,471 | 1,084,038 | 1,531,120 | 1,318,915 | 1,117,333 | 991,485 |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during December 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $9.96 | $9.91 | $11.11 | $11.39 | $6.82 | $8.83 | $9.74 |
| Value at end of period | | | | $9.91 | $11.11 | $11.39 | $6.82 | $8.83 | $9.74 | $9.14 |
| Number of accumulation units outstanding at end of period | | | | 1,991 | 633,408 | 1,263,874 | 2,268,505 | 2,116,674 | 2,217,712 | 1,898,291 |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.00 | $10.40 | $5.83 | $6.99 | $8.59 |
| Value at end of period | | | | | | $10.40 | $5.83 | $6.99 | $8.59 | $7.68 |
| Number of accumulation units outstanding at end of period | | | | | | 624,411 | 1,436,110 | 1,290,282 | 2,116,682 | 1,171,178 |
| **ING EURO STOXX 50® INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.71 | $9.81 | $8.77 |
| Value at end of period | | | | | | | | $9.81 | $8.77 | $7.15 |
| Number of accumulation units outstanding at end of period | | | | | | | | 1,961 | 17,995 | 38,211 |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.08 | $7.21 | $9.47 | $11.57 | $13.32 | $14.67 | $16.54 | $9.91 | $13.58 | $17.16 |
| Value at end of period | $7.21 | $9.47 | $11.57 | $13.32 | $14.67 | $16.54 | $9.91 | $13.58 | $17.16 | $15.04 |
| Number of accumulation units outstanding at end of period | 504,098 | 492,657 | 580,268 | 2,687,106 | 3,014,114 | 5,667,698 | 5,010,769 | 4,575,462 | 4,529,413 | 3,466,026 |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.00 | $10.91 | $11.03 | $7.68 | $9.98 | $11.11 |
| Value at end of period | | | | | $10.91 | $11.03 | $7.68 | $9.98 | $11.11 | $11.21 |
| Number of accumulation units outstanding at end of period | | | | | 798,913 | 2,111,386 | 2,309,772 | 2,779,793 | 2,754,551 | 2,799,708 |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $12.42 | $11.87 | $7.27 | $9.06 | $9.95 |
| Value at end of period | | | | | | $11.87 | $7.27 | $9.06 | $9.95 | $9.72 |
| Number of accumulation units outstanding at end of period | | | | | | 1,229,968 | 1,499,276 | 1,357,139 | 1,342,009 | 1,265,714 |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.00 | $9.60 | $6.08 | $7.79 | $8.50 |
| Value at end of period | | | | | | $9.60 | $6.08 | $7.79 | $8.50 | $8.26 |
| Number of accumulation units outstanding at end of period | | | | | | 3,664,178 | 6,748,633 | 6,423,292 | 5,865,447 | 5,275,014 |
| **ING FTSE 100 INDEX® PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.08 | $10.26 | $11.00 |
| Value at end of period | | | | | | | | $10.26 | $11.00 | $10.38 |
| Number of accumulation units outstanding at end of period | | | | | | | | 5,356 | 16,699 | 16,012 |
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $9.96 |
| Value at end of period | | | | | | | | | | $8.85 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 673,859 |

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $43.27 | $36.13 | $26.69 | $45.95 | $35.02 | $29.30 | $21.61 | $20.62 | $13.76 | $13.87 |
| Value at end of period | $38.70 | $43.27 | $36.13 | $26.69 | $45.95 | $35.02 | $29.30 | $21.61 | $20.62 | $13.76 |
| Number of accumulation units outstanding at end of period | 1,218,903 | 1,430,152 | 1,758,130 | 1,764,773 | 1,716,584 | 1,344,496 | 930,199 | 538,575 | 549,898 | 561,649 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.99 | | | | | | | | | |
| Value at end of period | $9.55 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 8,647,939 | | | | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $8.74 | $7.80 | $6.09 | $9.95 | $9.83 | | | | | |
| Value at end of period | $8.56 | $8.74 | $7.80 | $6.09 | $9.95 | | | | | |
| Number of accumulation units outstanding at end of period | 4,432,990 | 2,208,411 | 2,466,114 | 1,706,786 | 8,086 | | | | | |
| **ING HANG SENG INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.71 | $12.95 | $9.99 | | | | | | | |
| Value at end of period | $11.01 | $13.71 | $12.95 | | | | | | | |
| Number of accumulation units outstanding at end of period | 340,434 | 384,994 | 241,620 | | | | | | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | | |
| Value at beginning of period | $9.74 | $8.71 | $7.19 | $11.66 | $11.31 | $10.05 | $9.71 | $8.94 | $10.00 | |
| Value at end of period | $9.56 | $9.74 | $8.71 | $7.19 | $11.66 | $11.31 | $10.05 | $9.71 | $8.94 | |
| Number of accumulation units outstanding at end of period | 604,682 | 647,790 | 705,055 | 923,149 | 1,049,107 | 827,701 | 506,320 | 199,344 | 65,973 | |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $12.98 | $10.85 | $8.38 | $13.67 | $13.19 | $12.28 | $11.25 | $10.09 | | |
| Value at end of period | $12.61 | $12.98 | $10.85 | $8.38 | $13.67 | $13.19 | $12.28 | $11.25 | | |
| Number of accumulation units outstanding at end of period | 638,560 | 702,179 | 793,765 | 978,688 | 1,082,008 | 1,002,636 | 617,687 | 66,748 | | |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $12.29 | $10.19 | $8.31 | $12.73 | $13.83 | $12.38 | $11.71 | $10.06 | | |
| Value at end of period | $11.98 | $12.29 | $10.19 | $8.31 | $12.73 | $13.83 | $12.38 | $11.71 | | |
| Number of accumulation units outstanding at end of period | 476,731 | 519,025 | 583,023 | 725,123 | 842,859 | 784,269 | 430,599 | 53,654 | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.08 | $12.13 | $11.08 | $12.32 | $11.84 | $11.58 | $11.43 | $11.10 | $10.63 | $10.00 |
| Value at end of period | $13.82 | $13.08 | $12.13 | $11.08 | $12.32 | $11.84 | $11.58 | $11.43 | $11.10 | $10.63 |
| Number of accumulation units outstanding at end of period | 6,827,350 | 7,515,594 | 7,582,620 | 7,875,077 | 7,466,953 | 4,026,439 | 1,037,954 | 433,079 | 314,718 | 290,354 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $8.06 | $7.60 | $6.06 | $10.30 | | | | | | |
| Value at end of period | $6.94 | $8.06 | $7.60 | $6.06 | | | | | | |
| Number of accumulation units outstanding at end of period | 313,062 | 667,677 | 780,457 | 94,606 | | | | | | |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.20 | $10.76 | $8.50 | $13.60 | $14.14 | $12.39 | $11.96 | | | |
| Value at end of period | $11.76 | $12.20 | $10.76 | $8.50 | $13.60 | $14.14 | $12.39 | | | |
| Number of accumulation units outstanding at end of period | 847,673 | 839,486 | 896,353 | 881,846 | 629,662 | 423,505 | 225,904 | | | |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.21 | $11.07 | $9.19 | $12.21 | $12.01 | $10.85 | $10.16 | | | |
| Value at end of period | $11.86 | $12.21 | $11.07 | $9.19 | $12.21 | $12.01 | $10.85 | | | |
| Number of accumulation units outstanding at end of period | 795,736 | 858,504 | 916,529 | 999,855 | 423,607 | 250,190 | 199,397 | | | |

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $28.60 | $25.82 | $21.16 | $31.72 | $31.40 | $27.50 | $25.38 | $22.59 | $17.94 | $21.38 |
| Value at end of period | $27.55 | $28.60 | $25.82 | $21.16 | $31.72 | $31.40 | $27.50 | $25.38 | $22.59 | $17.94 |
| Number of accumulation units outstanding at end of period | 1,976,047 | 2,293,500 | 2,632,002 | 3,137,304 | 3,733,208 | 4,414,173 | 4,924,061 | 5,419,465 | 6,186,431 | 6,933,409 |
| **ING JAPAN TOPIX INDEX® PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $11.03 | $9.86 | $9.88 | | | | | | | |
| Value at end of period | $9.37 | $11.03 | $9.86 | | | | | | | |
| Number of accumulation units outstanding at end of period | 281,365 | 37,653 | 1,762 | | | | | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.04 | $20.30 | $12.02 | $25.05 | $18.38 | $13.75 | $10.36 | $8.93 | $6.19 | $7.04 |
| Value at end of period | $19.35 | $24.04 | $20.30 | $12.02 | $25.05 | $18.38 | $13.75 | $10.36 | $8.93 | $6.19 |
| Number of accumulation units outstanding at end of period | 2,514,898 | 2,700,954 | 3,369,046 | 3,336,198 | 3,247,569 | 2,464,481 | 1,806,293 | 1,216,614 | 1,347,745 | 1,372,717 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.34 | $8.54 | $6.90 | $10.19 | | | | | | |
| Value at end of period | $10.36 | $10.34 | $8.54 | $6.90 | | | | | | |
| Number of accumulation units outstanding at end of period | 628,779 | 635,346 | 334,741 | 519,822 | | | | | | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.71 | $12.59 | $10.04 | $14.56 | $15.05 | $13.11 | $13.63 | $10.36 | $7.84 | $10.00 |
| Value at end of period | $15.26 | $15.71 | $12.59 | $10.04 | $14.56 | $15.05 | $13.11 | $13.63 | $10.36 | $7.84 |
| Number of accumulation units outstanding at end of period | 1,344,449 | 1,345,723 | 674,535 | 685,118 | 903,332 | 732,570 | 472,909 | 233,264 | 99,605 | 31,084 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during June 2004) | | | | | | | | | | |
| Value at beginning of period | $13.78 | $12.25 | $8.74 | $12.25 | $11.15 | $10.72 | $10.48 | $10.00 | | |
| Value at end of period | $13.88 | $13.78 | $12.25 | $8.74 | $12.25 | $11.15 | $10.72 | $10.48 | | |
| Number of accumulation units outstanding at end of period | 993,020 | 710,705 | 734,625 | 52,587 | 23,973 | 34,174 | 18,300 | 1,868 | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.05 | | | | | | | | | |
| Value at end of period | $10.04 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 302,100 | | | | | | | | | |
| **ING LIMITED MATURITY BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.35 | $22.01 | $20.86 | $21.24 | $20.40 | $19.96 | $19.94 | $19.98 | $19.73 | $18.69 |
| Value at end of period | $22.26 | $22.35 | $22.01 | $20.86 | $21.24 | $20.40 | $19.96 | $19.94 | $19.98 | $19.73 |
| Number of accumulation units outstanding at end of period | 308,130 | 364,324 | 451,036 | 563,814 | 729,940 | 949,165 | 1,251,815 | 1,693,679 | 2,413,916 | 3,063,486 |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.16 | $16.41 | $16.61 | $16.47 | $15.94 | $15.47 | $15.29 | $15.39 | $15.51 | $15.54 |
| Value at end of period | $15.91 | $16.16 | $16.41 | $16.61 | $16.47 | $15.94 | $15.47 | $15.29 | $15.39 | $15.51 |
| Number of accumulation units outstanding at end of period | 6,569,786 | 5,366,980 | 6,925,003 | 11,654,931 | 5,008,409 | 3,712,286 | 3,236,339 | 2,859,998 | 3,967,468 | 5,577,967 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.51 | $13.99 | $11.02 | $18.75 | $16.68 | $16.15 | $15.06 | $13.60 | $10.41 | $15.01 |
| Value at end of period | $15.98 | $16.51 | $13.99 | $11.02 | $18.75 | $16.68 | $16.15 | $15.06 | $13.60 | $10.41 |
| Number of accumulation units outstanding at end of period | 2,348,766 | 2,779,073 | 3,110,065 | 3,538,269 | 4,085,294 | 4,590,397 | 5,390,136 | 6,191,793 | 7,363,429 | 8,151,064 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $26.20 | $24.22 | $20.87 | $27.30 | $26.66 | $24.19 | $23.88 | $21.83 | $18.99 | $20.33 |
| Value at end of period | $26.20 | $26.20 | $24.22 | $20.87 | $27.30 | $26.66 | $24.19 | $23.88 | $21.83 | $18.99 |
| Number of accumulation units outstanding at end of period | 2,081,280 | 2,350,087 | 2,710,246 | 3,028,687 | 3,465,477 | 4,108,202 | 4,628,389 | 4,961,026 | 5,459,084 | 5,740,870 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.50 | $14.74 | $11.28 | $18.39 | $14.66 | $11.38 | $10.07 | | | |
| Value at end of period | $17.28 | $16.50 | $14.74 | $11.28 | $18.39 | $14.66 | $11.38 | | | |
| Number of accumulation units outstanding at end of period | 2,669,155 | 2,876,422 | 3,087,314 | 3,363,382 | 2,981,525 | 1,324,190 | 704,604 | | | |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2004) | | | | | | | | | | |
| Value at beginning of period | $11.56 | $9.03 | $6.51 | $10.61 | $8.59 | $8.11 | $7.47 | $7.11 | | |
| Value at end of period | $11.29 | $11.56 | $9.03 | $6.51 | $10.61 | $8.59 | $8.11 | $7.47 | | |
| Number of accumulation units outstanding at end of period | 2,718,315 | 2,982,870 | 3,271,761 | 3,224,478 | 36,544 | 48,053 | 74,612 | 72,972 | | |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.24 | $15.37 | $12.11 | $17.23 | $15.95 | $13.35 | $12.18 | $10.98 | $8.84 | $10.00 |
| Value at end of period | $18.51 | $17.24 | $15.37 | $12.11 | $17.23 | $15.95 | $13.35 | $12.18 | $10.98 | $8.84 |
| Number of accumulation units outstanding at end of period | 1,167,129 | 1,415,808 | 1,168,866 | 1,078,572 | 1,244,867 | 1,070,037 | 790,792 | 244,553 | 189,266 | 135,600 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $11.93 | $10.63 | $8.44 | $10.97 | | | | | | |
| Value at end of period | $11.23 | $11.93 | $10.63 | $8.44 | | | | | | |
| Number of accumulation units outstanding at end of period | 227,534 | 417,023 | 152,220 | 24,362 | | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.28 | $11.65 | $8.49 | $14.49 | $13.84 | $11.95 | $10.12 | | | |
| Value at end of period | $11.98 | $13.28 | $11.65 | $8.49 | $14.49 | $13.84 | $11.95 | | | |
| Number of accumulation units outstanding at end of period | 663,516 | 662,061 | 726,173 | 832,152 | 782,650 | 489,270 | 130,405 | | | |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $15.22 | $13.53 | $9.20 | $12.06 | $11.91 | $11.10 | $10.81 | $10.00 | | |
| Value at end of period | $15.64 | $15.22 | $13.53 | $9.20 | $12.06 | $11.91 | $11.10 | $10.81 | | |
| Number of accumulation units outstanding at end of period | 2,042,969 | 2,059,551 | 1,781,395 | 2,182,503 | 2,929,725 | 3,362,115 | 3,361,552 | 3,547,230 | | |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.20 | $17.17 | $15.24 | $14.85 | $13.84 | $13.48 | $13.36 | $12.94 | $12.55 | $11.73 |
| Value at end of period | $18.54 | $18.20 | $17.17 | $15.24 | $14.85 | $13.84 | $13.48 | $13.36 | $12.94 | $12.55 |
| Number of accumulation units outstanding at end of period | 10,751,968 | 11,610,811 | 12,123,138 | 10,313,407 | 4,362,458 | 2,577,101 | 2,293,825 | 1,773,851 | 1,936,849 | 2,142,595 |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.69 | $10.24 | $8.38 | $13.04 | $12.61 | $10.97 | $10.17 | | | |
| Value at end of period | $10.98 | $11.69 | $10.24 | $8.38 | $13.04 | $12.61 | $10.97 | | | |
| Number of accumulation units outstanding at end of period | 228,589 | 188,808 | 176,349 | 209,565 | 251,408 | 305,987 | 193,802 | | | |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.78 | $10.15 | $8.24 | $12.51 | $12.04 | $10.89 | $10.07 | | | |
| Value at end of period | $11.02 | $11.78 | $10.15 | $8.24 | $12.51 | $12.04 | $10.89 | | | |
| Number of accumulation units outstanding at end of period | 2,997,266 | 3,335,676 | 3,645,387 | 4,116,452 | 2,419,106 | 2,190,403 | 2,022,539 | | | |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $8.83 | $8.31 | $8.25 | | | | | | | |
| Value at end of period | $9.14 | $8.83 | $8.31 | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,199,403 | 3,445,032 | 2,936,003 | | | | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.30 | $9.37 | $9.22 | | | | | | | |
| Value at end of period | $10.01 | $10.30 | $9.37 | | | | | | | |
| Number of accumulation units outstanding at end of period | 37,773,447 | 40,492,715 | 44,077,032 | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.52 | $9.63 | $9.49 | | | | | | | |
| Value at end of period | $10.37 | $10.52 | $9.63 | | | | | | | |
| Number of accumulation units outstanding at end of period | 21,149,319 | 22,990,155 | 25,122,621 | | | | | | | |

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.63 | $9.86 | $9.75 | | | | | | | |
| Value at end of period | $10.69 | $10.63 | $9.86 | | | | | | | |
| Number of accumulation units outstanding at end of period | 12,059,152 | 12,371,740 | 13,291,121 | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $14.04 | $12.68 | $10.20 | | | | | | | |
| Value at end of period | $14.36 | $14.04 | $12.68 | | | | | | | |
| Number of accumulation units outstanding at end of period | 302,868 | 253,938 | 271,573 | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $8.99 | $8.15 | $6.70 | $10.09 | | | | | | |
| Value at end of period | $9.04 | $8.99 | $8.15 | $6.70 | | | | | | |
| Number of accumulation units outstanding at end of period | 4,354,219 | 5,375,801 | 5,953,643 | 348,627 | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.67 | $12.50 | $10.59 | | | | | | | |
| Value at end of period | $13.54 | $13.67 | $12.50 | | | | | | | |
| Number of accumulation units outstanding at end of period | 223,897 | 170,983 | 59,990 | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $16.08 | $12.98 | $10.40 | | | | | | | |
| Value at end of period | $15.49 | $16.08 | $12.98 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,615,359 | 1,976,186 | 2,056,517 | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.36 | $8.42 | $6.12 | $10.48 | | | | | | |
| Value at end of period | $9.99 | $10.36 | $8.42 | $6.12 | | | | | | |
| Number of accumulation units outstanding at end of period | 750,481 | 1,182,184 | 826,408 | 299,431 | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.75 | $8.66 | $6.96 | $10.02 | | | | | | |
| Value at end of period | $10.14 | $10.75 | $8.66 | $6.96 | | | | | | |
| Number of accumulation units outstanding at end of period | 895,974 | 1,667,335 | 949,289 | 830,338 | | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.39 | $7.22 | $5.61 | $8.71 | $8.06 | $7.28 | $6.80 | $6.28 | $4.61 | $8.32 |
| Value at end of period | $9.29 | $9.39 | $7.22 | $5.61 | $8.71 | $8.06 | $7.28 | $6.80 | $6.28 | $4.61 |
| Number of accumulation units outstanding at end of period | 169,269 | 196,789 | 217,723 | 243,159 | 313,722 | 514,893 | 434,882 | 208,033 | 269,277 | 139,362 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.92 | $8.95 | $7.14 | $10.05 | | | | | | |
| Value at end of period | $10.46 | $10.92 | $8.95 | $7.14 | | | | | | |
| Number of accumulation units outstanding at end of period | 527,871 | 579,000 | 634,300 | 469,428 | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $50.10 | $44.63 | $34.02 | $47.67 | $46.39 | $41.10 | $38.74 | $33.75 | $27.37 | $27.67 |
| Value at end of period | $50.75 | $50.10 | $44.63 | $34.02 | $47.67 | $46.39 | $41.10 | $38.74 | $33.75 | $27.37 |
| Number of accumulation units outstanding at end of period | 3,524,504 | 3,920,389 | 4,481,696 | 4,590,193 | 4,752,060 | 4,508,693 | 4,202,039 | 3,381,218 | 3,717,807 | 4,093,955 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $29.95 | $26.47 | $21.51 | $33.98 | $33.49 | $28.56 | $27.91 | $24.68 | $20.03 | $23.43 |
| Value at end of period | $29.23 | $29.95 | $26.47 | $21.51 | $33.98 | $33.49 | $28.56 | $27.91 | $24.68 | $20.03 |
| Number of accumulation units outstanding at end of period | 1,582,040 | 1,584,809 | 1,703,061 | 1,752,665 | 1,738,081 | 1,914,995 | 2,000,178 | 1,981,687 | 2,135,369 | 2,226,227 |

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $9.29 | $8.10 | $5.77 | $10.16 | $10.10 | | | | | |
| Value at end of period | $9.03 | $9.29 | $8.10 | $5.77 | $10.16 | | | | | |
| Number of accumulation units outstanding at end of period | 872,881 | 812,616 | 1,055,201 | 342,675 | 209,945 | | | | | |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.56 | $12.11 | $8.94 | $17.98 | $15.15 | $12.40 | $10.13 | | | |
| Value at end of period | $11.70 | $13.56 | $12.11 | $8.94 | $17.98 | $15.15 | $12.40 | | | |
| Number of accumulation units outstanding at end of period | 735,904 | 806,375 | 989,793 | 1,266,966 | 1,062,067 | 530,650 | 229,089 | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.28 | $9.62 | $7.41 | $12.67 | $11.17 | $10.17 | | | | |
| Value at end of period | $8.89 | $10.28 | $9.62 | $7.41 | $12.67 | $11.17 | | | | |
| Number of accumulation units outstanding at end of period | 1,453,310 | 2,184,953 | 2,166,834 | 1,589,643 | 766,752 | 180,655 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.41 | $20.18 | $15.49 | $26.09 | $25.88 | $21.56 | $19.92 | $18.24 | $13.59 | $17.30 |
| Value at end of period | $19.87 | $21.41 | $20.18 | $15.49 | $26.09 | $25.88 | $21.56 | $19.92 | $18.24 | $13.59 |
| Number of accumulation units outstanding at end of period | 1,060,965 | 1,248,029 | 1,571,331 | 1,563,733 | 1,776,667 | 1,869,899 | 1,894,005 | 2,144,240 | 2,499,768 | 2,796,359 |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | | |
| Value at beginning of period | $11.04 | $10.09 | $7.10 | $12.00 | $11.40 | $10.20 | | | | |
| Value at end of period | $9.43 | $11.04 | $10.09 | $7.10 | $12.00 | $11.40 | | | | |
| Number of accumulation units outstanding at end of period | 27,923 | 28,739 | 34,639 | 38,409 | 60,652 | 24,063 | | | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $11.04 | $10.59 | $10.19 | $10.01 | | | | | | |
| Value at end of period | $11.62 | $11.04 | $10.59 | $10.19 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,150,527 | 1,334,264 | 1,500,270 | 934,344 | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $10.64 | $9.56 | $7.38 | $12.50 | $12.58 | $11.17 | $10.20 | | | |
| Value at end of period | $10.19 | $10.64 | $9.56 | $7.38 | $12.50 | $12.58 | $11.17 | | | |
| Number of accumulation units outstanding at end of period | 40,301 | 60,021 | 62,605 | 71,305 | 89,247 | 106,412 | 56,006 | | | |
| **ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $8.09 | $7.76 | $6.07 | $9.95 | | | | | | |
| Value at end of period | $7.66 | $8.09 | $7.76 | $6.07 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,363,797 | 1,538,407 | 1,771,924 | 1,417,425 | | | | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | | | | |
| Value at beginning of period | $12.22 | $10.18 | $7.79 | $13.89 | $14.23 | $11.60 | $11.92 | $10.68 | $8.43 | $10.00 |
| Value at end of period | $11.57 | $12.22 | $10.18 | $7.79 | $13.89 | $14.23 | $11.60 | $11.92 | $10.68 | $8.43 |
| Number of accumulation units outstanding at end of period | 40,755 | 51,309 | 54,186 | 64,491 | 144,169 | 159,554 | 160,751 | 78,941 | 57,779 | 28,020 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $8.46 | $7.64 | $6.24 | $10.17 | $9.97 | $8.91 | $8.81 | $8.22 | $6.65 | $8.89 |
| Value at end of period | $8.33 | $8.46 | $7.64 | $6.24 | $10.17 | $9.97 | $8.91 | $8.81 | $8.22 | $6.65 |
| Number of accumulation units outstanding at end of period | 33,539 | 45,340 | 51,804 | 55,097 | 67,929 | 109,056 | 372,891 | 394,140 | 354,864 | 194,395 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.35 | $9.25 | $7.10 | $12.89 | $11.42 | $9.87 | $9.28 | $8.24 | $6.04 | $8.26 |
| Value at end of period | $8.39 | $9.35 | $9.25 | $7.10 | $12.89 | $11.42 | $9.87 | $9.28 | $8.24 | $6.04 |
| Number of accumulation units outstanding at end of period | 21,957 | 24,560 | 34,981 | 40,965 | 59,527 | 71,195 | 126,063 | 148,329 | 147,115 | 156,757 |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| (Fund first available during October 2003) | | | | | | | | | | |
| Value at beginning of period | $4.95 | $5.99 | $4.60 | $7.54 | $8.08 | $7.45 | $8.21 | $9.36 | $10.00 | |
| Value at end of period | $3.05 | $4.95 | $5.99 | $4.60 | $7.54 | $8.08 | $7.45 | $8.21 | $9.36 | |
| Number of accumulation units outstanding at end of period | 170,453 | 189,111 | 208,414 | 230,571 | 321,472 | 361,555 | 351,390 | 175,899 | 137,981 | |

## Separate Account Annual Charges of 1.65%

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.24 | $9.49 | $7.98 | $10.09 | | | | | | |
| Value at end of period | $9.71 | $10.24 | $9.49 | $7.98 | | | | | | |
| Number of accumulation units outstanding at end of period | 33,149,680 | 32,649,952 | 29,137,036 | 14,862,682 | | | | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | | | | |
| (Fund first available during November 2003) | | | | | | | | | | |
| Value at beginning of period | $21.01 | $16.89 | $13.74 | $19.45 | $20.30 | $17.29 | $16.67 | $13.83 | $10.00 | |
| Value at end of period | $19.40 | $21.01 | $16.89 | $13.74 | $19.45 | $20.30 | $17.29 | $16.67 | $13.83 | |
| Number of accumulation units outstanding at end of period | 784,809 | 894,397 | 1,055,356 | 1,247,388 | 1,669,952 | 2,192,902 | 2,694,431 | 1,745,035 | 202,533 | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.52 | $11.76 | $8.82 | $15.66 | $13.57 | $12.38 | $10.79 | | | |
| Value at end of period | $12.93 | $13.52 | $11.76 | $8.82 | $15.66 | $13.57 | $12.38 | | | |
| Number of accumulation units outstanding at end of period | 9,998,485 | 11,446,144 | 13,426,002 | 14,367,566 | 8,727,881 | 5,320,846 | 2,071,944 | | | |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.82 | $9.57 | $7.49 | $13.32 | $13.37 | $11.34 | $10.92 | $9.98 | $7.80 | $9.58 |
| Value at end of period | $10.71 | $10.82 | $9.57 | $7.49 | $13.32 | $13.37 | $11.34 | $10.92 | $9.98 | $7.80 |
| Number of accumulation units outstanding at end of period | 1,456,083 | 1,758,440 | 2,015,556 | 2,321,019 | 2,996,250 | 2,729,417 | 2,083,613 | 1,820,927 | 947,458 | 177,883 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.59 | $8.71 | $7.18 | $9.96 | | | | | | |
| Value at end of period | $9.51 | $9.59 | $8.71 | $7.18 | | | | | | |
| Number of accumulation units outstanding at end of period | 10,629,129 | 11,286,916 | 11,176,781 | 6,791,321 | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $10.16 | $9.74 | $8.83 | $10.01 | | | | | | |
| Value at end of period | $10.56 | $10.16 | $9.74 | $8.83 | | | | | | |
| Number of accumulation units outstanding at end of period | 9,839,246 | 10,751,092 | 11,050,737 | 6,792,467 | | | | | | |
| **ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2011) | | | | | | | | | | |
| Value at beginning of period | $10.14 | | | | | | | | | |
| Value at end of period | $9.30 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 100,327 | | | | | | | | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $13.86 | $11.93 | $8.75 | $15.97 | $14.53 | $13.47 | $11.85 | $10.76 | $10.00 | |
| Value at end of period | $12.98 | $13.86 | $11.93 | $8.75 | $15.97 | $14.53 | $13.47 | $11.85 | $10.76 | |
| Number of accumulation units outstanding at end of period | 24,977,482 | 28,931,189 | 30,569,314 | 29,486,643 | 21,187,620 | 17,328,218 | 12,968,062 | 7,574,705 | 1,003,541 | |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.02 | | | | | | | | | |
| Value at end of period | $8.79 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 86,037 | | | | | | | | | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $18.30 | $17.45 | $12.46 | $22.02 | $18.75 | $16.11 | $13.54 | $11.61 | $10.00 | |
| Value at end of period | $15.41 | $18.30 | $17.45 | $12.46 | $22.02 | $18.75 | $16.11 | $13.54 | $11.61 | |
| Number of accumulation units outstanding at end of period | 11,673,254 | 13,733,676 | 14,447,525 | 13,747,430 | 9,721,538 | 7,272,815 | 4,950,832 | 2,513,020 | 241,840 | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $13.33 | $12.03 | $9.08 | $9.98 | | | | | | |
| Value at end of period | $12.34 | $13.33 | $12.03 | $9.08 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,636,251 | 2,692,196 | 1,950,103 | 447,067 | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.98 | $13.30 | $11.25 | $20.29 | $17.71 | $13.94 | $12.29 | $10.59 | $8.21 | $10.00 |
| Value at end of period | $10.75 | $13.98 | $13.30 | $11.25 | $20.29 | $17.71 | $13.94 | $12.29 | $10.59 | $8.21 |
| Number of accumulation units outstanding at end of period | 6,175,122 | 7,241,127 | 8,539,378 | 8,579,771 | 7,545,354 | 5,453,420 | 3,692,516 | 1,879,994 | 296,301 | 81,977 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.42 | $9.98 | $7.51 | $12.99 | $12.45 | $10.99 | $9.97 | | | |
| Value at end of period | $12.49 | $12.42 | $9.98 | $7.51 | $12.99 | $12.45 | $10.99 | | | |
| Number of accumulation units outstanding at end of period | 5,449,850 | 5,244,173 | 5,554,100 | 4,777,820 | 2,907,330 | 1,977,073 | 966,411 | | | |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $11.19 | $10.64 | $9.01 | $12.84 | $12.03 | $10.74 | $9.89 | $9.95 | | |
| Value at end of period | $11.53 | $11.19 | $10.64 | $9.01 | $12.84 | $12.03 | $10.74 | $9.89 | | |
| Number of accumulation units outstanding at end of period | 2,144,534 | 1,954,357 | 2,271,236 | 2,194,489 | 1,676,945 | 1,500,555 | 1,302,047 | 346,643 | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $10.96 | $10.57 | $9.89 | | | | | | | |
| Value at end of period | $12.08 | $10.96 | $10.57 | | | | | | | |
| Number of accumulation units outstanding at end of period | 9,269,173 | 4,954,370 | 3,586,830 | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.16 | $10.00 | $7.81 | $13.04 | $12.42 | $11.78 | $10.86 | $9.94 | $7.96 | $10.00 |
| Value at end of period | $10.80 | $11.16 | $10.00 | $7.81 | $13.04 | $12.42 | $11.78 | $10.86 | $9.94 | $7.96 |
| Number of accumulation units outstanding at end of period | 1,930,199 | 1,660,779 | 1,835,417 | 1,686,153 | 1,199,204 | 927,783 | 1,015,999 | 188,506 | 161,256 | 60,487 |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.32 | $9.74 | $6.49 | $9.99 | | | | | | |
| Value at end of period | $9.96 | $11.32 | $9.74 | $6.49 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,421,030 | 3,692,593 | 3,822,702 | 2,342,950 | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.72 | $9.40 | $7.16 | $12.40 | $13.60 | $11.05 | | | | |
| Value at end of period | $9.99 | $10.72 | $9.40 | $7.16 | $12.40 | $13.60 | | | | |
| Number of accumulation units outstanding at end of period | 2,541,000 | 2,903,282 | 3,360,508 | 3,566,733 | 2,153,514 | 740,231 | | | | |

Condensed Financial Information (continued)

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $63.52 | $50.47 | $37.76 | $62.45 | $77.20 | $57.02 | $49.64 | $36.64 | $27.05 | $27.45 |
| Value at end of period | $68.41 | $63.52 | $50.47 | $37.76 | $62.45 | $77.20 | $57.02 | $49.64 | $36.64 | $27.05 |
| Number of accumulation units outstanding at end of period | 431,868 | 510,504 | 613,664 | 710,187 | 905,352 | 1,081,799 | 935,631 | 672,058 | 395,687 | 242,782 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $9.96 | $8.08 | $6.59 | $10.16 | $10.04 | $9.95 | | | | |
| Value at end of period | $9.53 | $9.96 | $8.08 | $6.59 | $10.16 | $10.04 | | | | |
| Number of accumulation units outstanding at end of period | 3,006,946 | 3,549,908 | 4,787,221 | 4,530,155 | 2,975,002 | 1,490,670 | | | | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during December 2005) | | | | | | | | | | |
| Value at beginning of period | $9.69 | $8.80 | $6.79 | $11.37 | $11.10 | $9.91 | $9.96 | | | |
| Value at end of period | $9.09 | $9.69 | $8.80 | $6.79 | $11.37 | $11.10 | $9.91 | | | |
| Number of accumulation units outstanding at end of period | 6,969,874 | 7,592,795 | 7,644,431 | 6,232,741 | 2,974,581 | 1,247,916 | 43,804 | | | |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $8.56 | $6.97 | $5.82 | $10.39 | $10.00 | | | | | |
| Value at end of period | $7.65 | $8.56 | $6.97 | $5.82 | $10.39 | | | | | |
| Number of accumulation units outstanding at end of period | 6,207,831 | 7,272,716 | 7,068,642 | 7,174,467 | 3,410,381 | | | | | |
| **ING EURO STOXX 50® INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $8.76 | $9.81 | $9.43 | | | | | | | |
| Value at end of period | $7.13 | $8.76 | $9.81 | | | | | | | |
| Number of accumulation units outstanding at end of period | 69,939 | 169,739 | 6,282 | | | | | | | |
| **ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.98 | $13.45 | $9.83 | $16.42 | $14.58 | $13.25 | $11.52 | $9.44 | $7.19 | $9.06 |
| Value at end of period | $14.87 | $16.98 | $13.45 | $9.83 | $16.42 | $14.584 | $13.25 | $11.52 | $9.44 | $7.19 |
| Number of accumulation units outstanding at end of period | 5,271,380 | 6,525,329 | 7,078,573 | 6,531,801 | 5,886,751 | 4,115,916 | 3,308,905 | 2,007,253 | 1,236,349 | 877,092 |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $11.05 | $9.95 | $7.66 | $11.01 | $10.91 | $9.99 | | | | |
| Value at end of period | $11.14 | $11.05 | $9.95 | $7.66 | $11.01 | $10.91 | | | | |
| Number of accumulation units outstanding at end of period | 7,981,690 | 7,970,975 | 8,015,179 | 7,440,765 | 5,223,391 | 1,672,877 | | | | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $9.91 | $9.04 | $7.26 | $11.87 | $12.42 | | | | | |
| Value at end of period | $9.67 | $9.91 | $9.04 | $7.26 | $11.87 | | | | | |
| Number of accumulation units outstanding at end of period | 4,121,112 | 4,677,692 | 4,913,841 | 4,632,152 | 3,512,368 | | | | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $8.47 | $7.77 | $6.07 | $9.59 | $10.06 | | | | | |
| Value at end of period | $8.22 | $8.47 | $7.77 | $6.07 | $9.59 | | | | | |
| Number of accumulation units outstanding at end of period | 25,269,581 | 28,072,976 | 29,916,528 | 31,131,536 | 14,012,616 | | | | | |
| **ING FTSE 100 INDEX® PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.98 | $10.26 | $9.74 | | | | | | | |
| Value at end of period | $10.36 | $10.98 | $10.26 | | | | | | | |
| Number of accumulation units outstanding at end of period | 26,615 | 95,140 | 4,460 | | | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.96 | | | | | | | | | |
| Value at end of period | $8.84 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,030,066 | | | | | | | | | |

ES II

**Condensed Financial Information (continued)**

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.67 | $13.55 | $20.28 | $21.23 | $28.76 | $34.34 | $45.01 | $26.11 | $35.32 | $42.26 |
| Value at end of period | $13.55 | $20.28 | $21.23 | $28.76 | $34.34 | $45.01 | $26.11 | $35.32 | $42.26 | $37.76 |
| Number of accumulation units outstanding at end of period | 108,459 | 349,772 | 643,253 | 1,133,308 | 1,627,379 | 2,276,793 | 3,200,961 | 3,158,457 | 2,544,301 | 2,069,620 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $9.99 |
| Value at end of period | | | | | | | | | | $9.54 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 20,163,139 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $9.83 | $9.95 | $6.09 | $7.78 | $8.71 |
| Value at end of period | | | | | | $9.95 | $6.09 | $7.78 | $8.71 | $8.52 |
| Number of accumulation units outstanding at end of period | | | | | | 15,528 | 3,269,386 | 5,516,324 | 4,802,895 | 10,564,876 |
| **ING HANG SENG INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.99 | $12.94 | $13.68 |
| Value at end of period | | | | | | | | $12.94 | $13.68 | $10.98 |
| Number of accumulation units outstanding at end of period | | | | | | | | 594,631 | 1,180,071 | 823,295 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | | |
| Value at beginning of period | | $10.00 | $8.92 | $9.67 | $10.01 | $11.25 | $11.59 | $7.13 | $8.63 | $9.65 |
| Value at end of period | | $8.92 | $9.67 | $10.01 | $11.25 | $11.59 | $7.13 | $8.63 | $9.65 | $9.45 |
| Number of accumulation units outstanding at end of period | | 392,888 | 1,211,622 | 1,717,454 | 1,941,369 | 2,011,974 | 1,568,394 | 1,191,005 | 1,038,513 | 882,411 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | $9.49 | $10.92 | $11.91 | $12.78 | $13.23 | $8.10 | $10.47 | $12.52 |
| Value at end of period | | | $10.92 | $11.91 | $12.78 | $13.23 | $8.10 | $10.47 | $12.52 | $12.15 |
| Number of accumulation units outstanding at end of period | | | 505,878 | 1,374,933 | 1,783,464 | 2,026,223 | 1,643,831 | 1,330,208 | 1,163,968 | 963,513 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | $9.39 | $11.33 | $11.96 | $13.35 | $12.28 | $8.01 | $9.81 | $11.82 |
| Value at end of period | | | $11.33 | $11.96 | $13.35 | $12.28 | $8.01 | $9.81 | $11.82 | $11.51 |
| Number of accumulation units outstanding at end of period | | | 456,418 | 1,104,254 | 1,573,446 | 1,814,376 | 1,350,205 | 1,187,131 | 1,018,778 | 856,073 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $10.63 | $11.08 | $11.40 | $11.54 | $11.78 | $12.24 | $11.00 | $12.04 | $12.97 |
| Value at end of period | $10.63 | $11.08 | $11.40 | $11.54 | $11.78 | $12.24 | $11.00 | $12.04 | $12.97 | $13.69 |
| Number of accumulation units outstanding at end of period | 88,275 | 337,031 | 1,881,640 | 3,017,046 | 9,597,875 | 18,045,939 | 21,077,749 | 20,618,726 | 19,438,551 | 17,762,929 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.22 | $6.05 | $7.59 | $8.03 |
| Value at end of period | | | | | | | $6.05 | $7.59 | $8.03 | $6.92 |
| Number of accumulation units outstanding at end of period | | | | | | | 309,276 | 1,647,470 | 1,270,771 | 1,101,227 |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $12.13 | $12.35 | $14.07 | $13.52 | $8.45 | $10.68 | $12.09 |
| Value at end of period | | | | $12.35 | $14.07 | $13.52 | $8.45 | $10.68 | $12.09 | $11.64 |
| Number of accumulation units outstanding at end of period | | | | 1,620,818 | 2,066,249 | 2,285,681 | 2,466,881 | 2,361,640 | 2,618,723 | 2,465,574 |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.16 | $10.84 | $11.98 | $12.17 | $9.15 | $11.01 | $12.14 |
| Value at end of period | | | | $10.84 | $11.98 | $12.17 | $9.15 | $11.01 | $12.14 | $11.78 |
| Number of accumulation units outstanding at end of period | | | | 369,153 | 629,056 | 1,231,628 | 2,755,180 | 3,059,375 | 3,483,701 | 2,714,886 |

ES II

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $28.06 | $25.36 | $20.81 | $31.22 | $30.94 | $27.12 | $25.05 | $22.32 | $17.75 | $21.17 |
| Value at end of period | $27.00 | $28.06 | $25.36 | $20.81 | $31.22 | $30.94 | $27.12 | $25.05 | $22.32 | $17.75 |
| Number of accumulation units outstanding at end of period | 1,424,895 | 1,501,512 | 1,868,297 | 1,880,516 | 1,762,926 | 1,711,788 | 1,524,990 | 1,423,862 | 1,070,653 | 835,108 |
| **ING JAPAN TOPIX INDEX® PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $11.01 | $9.85 | $9.75 | | | | | | | |
| Value at end of period | $9.35 | $11.01 | $9.85 | | | | | | | |
| Number of accumulation units outstanding at end of period | 133,436 | 161,677 | 2,610 | | | | | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.73 | $20.06 | $11.89 | $24.80 | $18.21 | $13.64 | $10.28 | $8.88 | $6.16 | $7.01 |
| Value at end of period | $19.08 | $23.73 | $20.06 | $11.89 | $24.80 | $18.21 | $13.64 | $10.28 | $8.88 | $6.16 |
| Number of accumulation units outstanding at end of period | 4,231,276 | 4,464,015 | 5,464,963 | 5,283,734 | 3,807,284 | 2,809,975 | 1,968,335 | 1,024,922 | 472,273 | 249,735 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2004) | | | | | | | | | | |
| Value at beginning of period | $13.68 | $11.31 | $9.16 | $13.90 | $13.81 | $12.05 | $11.30 | $9.90 | | |
| Value at end of period | $13.70 | $13.68 | $11.31 | $9.16 | $13.90 | $13.81 | $12.05 | $11.30 | | |
| Number of accumulation units outstanding at end of period | 1,941,144 | 2,095,654 | 1,477,123 | 651,474 | 63,076 | 71,145 | 91,313 | 62,314 | | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.57 | $12.49 | $9.98 | $14.48 | $14.98 | $13.06 | $13.63 | $10.34 | $7.83 | $10.00 |
| Value at end of period | $15.11 | $15.57 | $12.49 | $9.98 | $14.48 | $14.98 | $13.06 | $13.63 | $10.34 | $7.83 |
| Number of accumulation units outstanding at end of period | 2,752,075 | 3,141,380 | 1,722,690 | 1,739,178 | 2,356,999 | 2,128,459 | 1,518,628 | 1,021,256 | 506,711 | 114,380 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $13.69 | $12.18 | $8.70 | $12.21 | $11.12 | $10.71 | $10.47 | $9.92 | | |
| Value at end of period | $13.77 | $13.69 | $12.18 | $8.70 | $12.21 | $11.12 | $10.71 | $10.47 | | |
| Number of accumulation units outstanding at end of period | 2,724,627 | 1,903,369 | 1,425,814 | 204,381 | 96,693 | 170,706 | 92,164 | 45,865 | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.05 | | | | | | | | | |
| Value at end of period | $10.03 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 793,834 | | | | | | | | | |
| **ING LIMITED MATURITY BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.79 | $21.48 | $20.38 | $20.77 | $19.97 | $19.55 | $19.56 | $19.62 | $19.40 | $18.39 |
| Value at end of period | $21.68 | $21.79 | $21.48 | $20.38 | $20.77 | $19.97 | $19.55 | $19.56 | $19.62 | $19.40 |
| Number of accumulation units outstanding at end of period | 148,475 | 176,733 | 223,473 | 269,815 | 360,310 | 460,569 | 619,015 | 809,812 | 1,154,037 | 917,938 |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.73 | $15.99 | $16.21 | $16.09 | $15.58 | $15.14 | $14.97 | $15.09 | $15.23 | $15.26 |
| Value at end of period | $15.47 | $15.73 | $15.99 | $16.21 | $16.09 | $15.58 | $15.14 | $14.97 | $15.09 | $15.23 |
| Number of accumulation units outstanding at end of period | 8,416,484 | 9,115,635 | 12,290,462 | 18,806,724 | 5,984,813 | 3,439,887 | 2,157,975 | 1,780,415 | 1,848,567 | 1,599,933 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.26 | $13.80 | $10.87 | $18.53 | $16.50 | $15.99 | $14.93 | $13.49 | $10.34 | $14.92 |
| Value at end of period | $15.73 | $16.26 | $13.80 | $10.87 | $18.53 | $16.50 | $15.99 | $14.93 | $13.49 | $10.34 |
| Number of accumulation units outstanding at end of period | 3,299,009 | 3,883,826 | 3,803,720 | 3,530,625 | 3,223,395 | 2,969,761 | 2,979,009 | 2,512,016 | 1,979,404 | 1,434,607 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $25.77 | $23.85 | $20.57 | $26.93 | $26.33 | $23.92 | $23.63 | $21.62 | $18.83 | $20.18 |
| Value at end of period | $25.75 | $25.77 | $23.85 | $20.57 | $26.93 | $26.33 | $23.92 | $23.63 | $21.62 | $18.83 |
| Number of accumulation units outstanding at end of period | 2,551,462 | 2,972,959 | 3,389,867 | 3,123,588 | 3,060,376 | 3,213,515 | 3,365,929 | 2,977,831 | 2,396,435 | 1,672,477 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.41 | $14.67 | $11.23 | $18.34 | $14.64 | $11.38 | $10.07 | | | |
| Value at end of period | $17.17 | $16.41 | $14.67 | $11.23 | $18.34 | $14.64 | $11.38 | | | |
| Number of accumulation units outstanding at end of period | 3,841,708 | 3,676,976 | 4,073,509 | 4,480,383 | 2,817,908 | 1,671,630 | 1,195,134 | | | |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2004) | | | | | | | | | | |
| Value at beginning of period | $11.44 | $8.95 | $6.45 | $10.54 | $8.54 | $8.07 | $7.45 | $7.09 | | |
| Value at end of period | $11.17 | $11.44 | $8.95 | $6.45 | $10.54 | $8.54 | $8.07 | $7.45 | | |
| Number of accumulation units outstanding at end of period | 3,775,208 | 3,637,309 | 2,574,342 | 2,677,395 | 165,449 | 229,809 | 307,954 | 316,589 | | |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.09 | $15.25 | $12.03 | $17.13 | $15.87 | $13.30 | $12.15 | $10.97 | $8.83 | $10.00 |
| Value at end of period | $18.33 | $17.09 | $15.25 | $12.03 | $17.13 | $15.87 | $13.30 | $12.15 | $10.97 | $8.83 |
| Number of accumulation units outstanding at end of period | 3,618,527 | 3,604,727 | 3,370,800 | 3,388,663 | 3,674,854 | 2,939,640 | 2,119,939 | 1,143,284 | 441,247 | 136,897 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $11.90 | $10.61 | $8.43 | $9.98 | | | | | | |
| Value at end of period | $11.19 | $11.90 | $10.61 | $8.43 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,842,020 | 1,643,930 | 782,866 | 162,979 | | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.46 | $11.82 | $8.62 | $14.73 | $14.08 | $12.17 | $10.93 | | | |
| Value at end of period | $12.13 | $13.46 | $11.82 | $8.62 | $14.73 | $14.08 | $12.17 | | | |
| Number of accumulation units outstanding at end of period | 1,458,990 | 1,480,914 | 1,695,188 | 1,995,843 | 1,647,677 | 1,178,387 | 344,200 | | | |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $15.11 | $13.45 | $9.15 | $12.01 | $11.88 | $11.08 | $10.80 | $10.00 | | |
| Value at end of period | $15.52 | $15.11 | $13.45 | $9.15 | $12.01 | $11.88 | $11.08 | $10.80 | | |
| Number of accumulation units outstanding at end of period | 4,033,510 | 3,779,255 | 2,721,625 | 3,338,098 | 4,384,724 | 4,835,744 | 4,678,798 | 4,403,121 | | |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.90 | $16.90 | $15.02 | $14.65 | $13.67 | $13.32 | $13.22 | $12.82 | $12.44 | $11.64 |
| Value at end of period | $18.22 | $17.90 | $16.90 | $15.02 | $14.65 | $13.67 | $13.32 | $13.22 | $12.82 | $12.44 |
| Number of accumulation units outstanding at end of period | 36,121,780 | 37,652,999 | 38,979,544 | 27,390,668 | 9,264,287 | 4,360,216 | 4,194,516 | 3,434,155 | 2,698,621 | 1,936,134 |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.62 | $10.20 | $8.35 | $13.01 | $12.59 | $10.96 | $10.00 | | | |
| Value at end of period | $10.91 | $11.62 | $10.20 | $8.35 | $13.01 | $12.59 | $10.96 | | | |
| Number of accumulation units outstanding at end of period | 516,600 | 609,977 | 529,027 | 574,371 | 705,399 | 947,681 | 835,053 | | | |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.71 | $10.10 | $8.20 | $12.47 | $12.02 | $10.88 | $10.00 | | | |
| Value at end of period | $10.94 | $11.71 | $10.10 | $8.20 | $12.47 | $12.02 | $10.88 | | | |
| Number of accumulation units outstanding at end of period | 5,051,321 | 5,811,507 | 6,741,283 | 6,906,770 | 6,866,041 | 6,977,641 | 6,591,837 | | | |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $8.82 | $8.31 | $8.25 | | | | | | | |
| Value at end of period | $9.12 | $8.82 | $8.31 | | | | | | | |
| Number of accumulation units outstanding at end of period | 12,893,849 | 11,268,717 | 9,235,050 | | | | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.28 | $9.37 | $9.21 | | | | | | | |
| Value at end of period | $9.99 | $10.28 | $9.37 | | | | | | | |
| Number of accumulation units outstanding at end of period | 83,035,422 | 90,407,563 | 98,222,251 | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.51 | $9.63 | $9.49 | | | | | | | |
| Value at end of period | $10.34 | $10.51 | $9.63 | | | | | | | |
| Number of accumulation units outstanding at end of period | 58,979,396 | 65,664,893 | 70,210,170 | | | | | | | |

ES II

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.62 | $9.86 | $9.75 | | | | | | | |
| Value at end of period | $10.67 | $10.62 | $9.86 | | | | | | | |
| Number of accumulation units outstanding at end of period | 30,468,674 | 33,887,801 | 36,618,477 | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $14.01 | $12.67 | $10.14 | | | | | | | |
| Value at end of period | $14.32 | $14.01 | $12.67 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,098,591 | 980,480 | 1,093,134 | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $8.96 | $8.13 | $6.70 | $10.17 | | | | | | |
| Value at end of period | $9.00 | $8.96 | $8.13 | $6.70 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,266,093 | 3,433,711 | 3,566,009 | 744,806 | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.65 | $12.49 | $10.35 | | | | | | | |
| Value at end of period | $13.50 | $13.65 | $12.49 | | | | | | | |
| Number of accumulation units outstanding at end of period | 294,987 | 200,934 | 150,954 | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $16.06 | $12.97 | $10.36 | | | | | | | |
| Value at end of period | $15.44 | $16.06 | $12.97 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,836,737 | 2,324,538 | 2,008,990 | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.33 | $8.41 | $6.12 | $10.25 | | | | | | |
| Value at end of period | $9.95 | $10.33 | $8.41 | $6.12 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,558,431 | 2,724,466 | 2,544,207 | 1,062,310 | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.72 | $8.65 | $6.96 | $10.15 | | | | | | |
| Value at end of period | $10.10 | $10.72 | $8.65 | $6.96 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,589,704 | 2,760,386 | 2,679,879 | 1,754,101 | | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.29 | $7.16 | $5.57 | $8.65 | $8.01 | $7.25 | $6.77 | $6.26 | $4.60 | $8.32 |
| Value at end of period | $9.19 | $9.29 | $7.16 | $5.57 | $8.65 | $8.01 | $7.25 | $6.77 | $6.26 | $4.60 |
| Number of accumulation units outstanding at end of period | 488,828 | 559,739 | 648,234 | 749,440 | 1,055,828 | 1,332,137 | 1,407,649 | 1,295,970 | 951,109 | 563,709 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.89 | $8.93 | $7.14 | $10.05 | | | | | | |
| Value at end of period | $10.42 | $10.89 | $8.93 | $7.14 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,585,371 | 1,764,765 | 1,604,687 | 1,110,458 | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $48.93 | $43.63 | $33.29 | $46.70 | $45.49 | $40.34 | $38.07 | $33.19 | $26.95 | $27.27 |
| Value at end of period | $49.51 | $48.93 | $43.63 | $33.29 | $46.70 | $45.49 | $40.34 | $38.07 | $33.19 | $26.95 |
| Number of accumulation units outstanding at end of period | 8,380,631 | 9,126,872 | 9,553,987 | 9,041,619 | 6,659,145 | 5,521,892 | 4,439,198 | 3,119,934 | 1,938,760 | 1,232,631 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $29.25 | $25.87 | $21.05 | $33.28 | $32.84 | $28.03 | $27.43 | $24.27 | $19.72 | $23.10 |
| Value at end of period | $28.51 | $29.25 | $25.87 | $21.05 | $33.28 | $32.84 | $28.03 | $27.43 | $24.27 | $19.72 |
| Number of accumulation units outstanding at end of period | 2,896,143 | 2,715,477 | 2,949,818 | 2,853,748 | 2,749,873 | 2,871,656 | 2,827,868 | 2,602,040 | 1,543,749 | 814,591 |

CFI 31

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $9.26 | $8.08 | $5.76 | $10.16 | $10.04 | | | | | |
| Value at end of period | $8.99 | $9.26 | $8.08 | $5.76 | $10.16 | | | | | |
| Number of accumulation units outstanding at end of period | 2,227,872 | 2,043,344 | 2,291,739 | 1,184,847 | 552,903 | | | | | |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.48 | $12.05 | $8.90 | $17.93 | $15.12 | $12.40 | $10.00 | | | |
| Value at end of period | $11.63 | $13.48 | $12.05 | $8.90 | $17.93 | $15.12 | $12.40 | | | |
| Number of accumulation units outstanding at end of period | 1,874,984 | 2,050,959 | 2,444,515 | 2,920,415 | 1,993,862 | 1,152,245 | 888,379 | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.23 | $9.58 | $7.39 | $12.65 | $11.16 | $10.35 | | | | |
| Value at end of period | $8.84 | $10.23 | $9.58 | $7.39 | $12.65 | $11.16 | | | | |
| Number of accumulation units outstanding at end of period | 4,301,972 | 4,791,752 | 4,275,236 | 3,649,197 | 1,480,050 | 367,715 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.98 | $19.80 | $15.22 | $25.65 | $25.47 | $21.24 | $19.65 | $18.01 | $13.43 | $17.11 |
| Value at end of period | $19.46 | $20.98 | $19.80 | $15.22 | $25.65 | $25.47 | $21.24 | $19.65 | $18.01 | $13.43 |
| Number of accumulation units outstanding at end of period | 1,437,968 | 1,648,993 | 1,778,535 | 1,823,433 | 1,982,382 | 1,812,177 | 1,493,366 | 1,520,291 | 1,411,896 | 1,121,604 |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $10.99 | $10.06 | $7.08 | $11.99 | $11.39 | $10.03 | | | | |
| Value at end of period | $9.38 | $10.99 | $10.06 | $7.08 | $11.99 | $11.39 | | | | |
| Number of accumulation units outstanding at end of period | 74,569 | 84,198 | 90,886 | 109,563 | 183,572 | 73,215 | | | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.01 | $10.57 | $10.18 | $9.98 | | | | | | |
| Value at end of period | $11.58 | $11.01 | $10.57 | $10.18 | | | | | | |
| Number of accumulation units outstanding at end of period | 4,062,233 | 3,769,609 | 4,694,672 | 2,170,741 | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.32 | $10.19 | $7.87 | $13.34 | $13.44 | $11.96 | $11.15 | | | |
| Value at end of period | $10.84 | $11.32 | $10.19 | $7.87 | $13.34 | $13.44 | $11.96 | | | |
| Number of accumulation units outstanding at end of period | 49,324 | 59,304 | 71,833 | 76,306 | 110,186 | 165,341 | 45,256 | | | |
| **ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $8.07 | $7.75 | $6.06 | $9.91 | | | | | | |
| Value at end of period | $7.63 | $8.07 | $7.75 | $6.06 | | | | | | |
| Number of accumulation units outstanding at end of period | 7,458,354 | 8,081,998 | 8,771,637 | 8,258,859 | | | | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | | | | |
| Value at beginning of period | $12.11 | $10.10 | $7.74 | $13.81 | $14.16 | $11.55 | $11.89 | $10.66 | $8.43 | $10.00 |
| Value at end of period | $11.45 | $12.11 | $10.10 | $7.74 | $13.81 | $14.16 | $11.55 | $11.89 | $10.66 | $8.43 |
| Number of accumulation units outstanding at end of period | 169,692 | 189,811 | 229,699 | 251,552 | 305,746 | 387,669 | 507,068 | 542,920 | 224,254 | 65,382 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $8.38 | $7.57 | $6.19 | $10.10 | $9.92 | $8.87 | $8.78 | $8.20 | $6.64 | $8.88 |
| Value at end of period | $8.24 | $8.38 | $7.57 | $6.19 | $10.10 | $9.92 | $8.87 | $8.78 | $8.20 | $6.64 |
| Number of accumulation units outstanding at end of period | 88,552 | 107,937 | 141,448 | 153,084 | 191,977 | 222,576 | 276,280 | 391,752 | 212,538 | 127,500 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.26 | $9.17 | $7.05 | $12.80 | $11.36 | $9.83 | $9.24 | $8.22 | $6.03 | $8.25 |
| Value at end of period | $8.30 | $9.26 | $9.17 | $7.05 | $12.80 | $11.36 | $9.83 | $9.24 | $8.22 | $6.03 |
| Number of accumulation units outstanding at end of period | 65,931 | 85,151 | 99,630 | 111,818 | 143,536 | 183,750 | 204,701 | 236,069 | 118,462 | 64,316 |

# Condensed Financial Information (continued)

**PROFUND VP RISING RATES OPPORTUNITY**
(Fund first available during October 2003)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $4.92 | $5.95 | $4.58 | $7.50 | $8.05 | $7.43 | $8.20 | $9.36 | $10.00 | |
| Value at end of period | $3.02 | $4.92 | $5.95 | $4.58 | $7.50 | $8.05 | $7.43 | $8.20 | $9.36 | |
| Number of accumulation units outstanding at end of period | 217,708 | 268,098 | 302,483 | 369,403 | 554,470 | 675,338 | 692,648 | 737,507 | 29,131 | |

## Separate Account Annual Charges of 1.70%

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.23 | $9.48 | $7.97 | $10.09 | | | | | | |
| Value at end of period | $9.69 | $10.23 | $9.48 | $7.97 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,693,381 | 3,721,600 | 3,117,544 | 1,684,294 | | | | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** (Fund first available during November 2003) | | | | | | | | | | |
| Value at beginning of period | $20.93 | $16.84 | $13.70 | $19.40 | $20.26 | $17.27 | $16.65 | $13.82 | $10.00 | |
| Value at end of period | $19.31 | $20.93 | $16.84 | $13.70 | $19.40 | $20.26 | $17.27 | $16.65 | $13.82 | |
| Number of accumulation units outstanding at end of period | 292,377 | 346,007 | 381,207 | 434,603 | 548,430 | 661,613 | 917,288 | 926,655 | 203,540 | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.01 | $11.32 | $8.50 | $15.09 | $13.08 | $11.94 | $10.23 | | | |
| Value at end of period | $12.43 | $13.01 | $11.32 | $8.50 | $15.09 | $13.08 | $11.94 | | | |
| Number of accumulation units outstanding at end of period | 1,081,665 | 1,298,423 | 1,507,302 | 1,689,055 | 1,335,727 | 1,107,520 | 723,220 | | | |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.76 | $9.53 | $7.46 | $13.28 | $13.34 | $11.31 | $10.90 | $9.97 | $7.80 | $9.58 |
| Value at end of period | $10.65 | $10.76 | $9.53 | $7.46 | $13.28 | $13.34 | $11.31 | $10.90 | $9.97 | $7.80 |
| Number of accumulation units outstanding at end of period | 431,834 | 509,299 | 580,670 | 667,353 | 977,380 | 1,226,029 | 1,094,676 | 1,224,611 | 881,408 | 338,456 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.58 | $8.70 | $7.17 | $9.94 | | | | | | |
| Value at end of period | $9.50 | $9.58 | $8.70 | $7.17 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,943,512 | 1,963,280 | 1,992,965 | 939,255 | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $10.14 | $9.73 | $8.82 | $10.01 | | | | | | |
| Value at end of period | $10.54 | $10.14 | $9.73 | $8.82 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,666,881 | 1,976,688 | 1,930,945 | 1,125,424 | | | | | | |
| **ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO** (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.91 | | | | | | | | | |
| Value at end of period | $9.30 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 18,377 | | | | | | | | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $13.81 | $11.90 | $8.72 | $15.93 | $14.50 | $13.45 | $11.84 | $10.76 | $10.00 | |
| Value at end of period | $12.92 | $13.81 | $11.90 | $8.72 | $15.93 | $14.50 | $13.45 | $11.84 | $10.76 | |
| Number of accumulation units outstanding at end of period | 4,412,909 | 5,072,856 | 5,351,232 | 5,030,658 | 4,519,539 | 4,718,835 | 4,743,152 | 4,110,117 | 964,596 | |

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.94 | | | | | | | | | |
| Value at end of period | $8.79 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 10,570 | | | | | | | | | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $18.23 | $17.39 | $12.43 | $21.97 | $18.72 | $16.09 | $13.54 | $11.61 | $10.00 | |
| Value at end of period | $15.35 | $18.23 | $17.39 | $12.43 | $21.97 | $18.72 | $16.09 | $13.54 | $11.61 | |
| Number of accumulation units outstanding at end of period | 2,061,659 | 2,331,615 | 2,578,721 | 2,347,957 | 2,257,381 | 2,319,253 | 2,083,393 | 1,408,463 | 252,100 | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $13.31 | $12.02 | $9.07 | $9.92 | | | | | | |
| Value at end of period | $12.32 | $13.31 | $12.02 | $9.07 | | | | | | |
| Number of accumulation units outstanding at end of period | 690,716 | 645,015 | 524,451 | 88,972 | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.92 | $13.25 | $11.21 | $20.23 | $17.67 | $13.91 | $12.27 | $10.59 | $8.21 | $10.00 |
| Value at end of period | $10.69 | $13.92 | $13.25 | $11.21 | $20.23 | $17.67 | $13.91 | $12.27 | $10.59 | $8.21 |
| Number of accumulation units outstanding at end of period | 1,639,470 | 1,884,953 | 2,232,092 | 1,340,477 | 1,469,234 | 1,552,874 | 1,241,319 | 830,172 | 189,658 | 52,606 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.38 | $9.96 | $7.49 | $12.98 | $12.44 | $10.98 | $10.00 | | | |
| Value at end of period | $12.44 | $12.38 | $9.96 | $7.49 | $12.98 | $12.44 | $10.98 | | | |
| Number of accumulation units outstanding at end of period | 698,960 | 841,956 | 832,913 | 542,366 | 505,384 | 334,077 | 288,123 | | | |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $11.16 | $10.61 | $8.99 | $12.82 | $12.01 | $10.73 | $9.89 | $9.95 | | |
| Value at end of period | $11.49 | $11.16 | $10.61 | $8.99 | $12.82 | $12.01 | $10.73 | $9.89 | | |
| Number of accumulation units outstanding at end of period | 735,206 | 692,610 | 773,565 | 765,832 | 744,272 | 830,844 | 907,938 | 185,658 | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $10.95 | $10.56 | $9.87 | | | | | | | |
| Value at end of period | $12.06 | $10.95 | $10.56 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,696,374 | 1,094,361 | 574,298 | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.11 | $9.96 | $7.79 | $13.00 | $12.39 | $11.76 | $10.85 | $9.93 | $7.96 | $10.00 |
| Value at end of period | $10.75 | $11.11 | $9.96 | $7.79 | $13.00 | $12.39 | $11.76 | $10.85 | $9.93 | $7.96 |
| Number of accumulation units outstanding at end of period | 567,781 | 550,092 | 614,329 | 563,849 | 648,515 | 740,982 | 899,507 | 151,830 | 113,463 | 44,257 |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.31 | $9.73 | $6.49 | $9.99 | | | | | | |
| Value at end of period | $9.94 | $11.31 | $9.73 | $6.49 | | | | | | |
| Number of accumulation units outstanding at end of period | 654,294 | 737,799 | 817,125 | 476,360 | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.70 | $9.38 | $7.15 | $12.39 | $13.60 | $11.05 | | | | |
| Value at end of period | $9.96 | $10.70 | $9.38 | $7.15 | $12.39 | $13.60 | | | | |
| Number of accumulation units outstanding at end of period | 280,998 | 334,955 | 401,762 | 401,569 | 338,634 | 231,895 | | | | |

ES II

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $62.82 | $49.93 | $37.38 | $61.85 | $76.50 | $56.54 | $49.24 | $36.36 | $26.86 | $27.27 |
| Value at end of period | $67.62 | $62.82 | $49.93 | $37.38 | $61.85 | $76.50 | $56.54 | $49.24 | $36.36 | $26.86 |
| Number of accumulation units outstanding at end of period | 231,154 | 268,696 | 321,061 | 390,879 | 559,409 | 830,289 | 952,425 | 1,054,396 | 1,057,432 | 977,817 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $9.94 | $8.07 | $6.58 | $10.16 | $10.03 | $10.05 | | | | |
| Value at end of period | $9.50 | $9.94 | $8.07 | $6.58 | $10.16 | $10.03 | | | | |
| Number of accumulation units outstanding at end of period | 433,174 | 511,763 | 604,419 | 511,113 | 353,820 | 323,905 | | | | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during December 2005) | | | | | | | | | | |
| Value at beginning of period | $9.67 | $8.78 | $6.78 | $11.35 | $11.09 | $9.91 | $9.95 | | | |
| Value at end of period | $9.06 | $9.67 | $8.78 | $6.78 | $11.35 | $11.09 | $9.91 | | | |
| Number of accumulation units outstanding at end of period | 819,616 | 920,705 | 864,230 | 661,802 | 425,914 | 359,224 | 15,529 | | | |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $8.55 | $6.96 | $5.82 | $10.39 | $10.00 | | | | | |
| Value at end of period | $7.63 | $8.55 | $6.96 | $5.82 | $10.39 | | | | | |
| Number of accumulation units outstanding at end of period | 419,811 | 478,367 | 395,528 | 319,219 | 12,115 | | | | | |
| **ING EURO STOXX 50® INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $8.76 | $9.80 | $9.63 | | | | | | | |
| Value at end of period | $7.12 | $8.76 | $9.80 | | | | | | | |
| Number of accumulation units outstanding at end of period | 9,568 | 12,538 | 5,067 | | | | | | | |
| **ING FMR<sup>SM</sup> DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.89 | $13.39 | $9.79 | $16.36 | $14.53 | $13.21 | $11.50 | $9.42 | $7.18 | $9.06 |
| Value at end of period | $14.79 | $16.89 | $13.39 | $9.79 | $16.36 | $14.53 | $13.21 | $11.50 | $9.42 | $7.18 |
| Number of accumulation units outstanding at end of period | 3,393,678 | 4,041,191 | 4,625,632 | 4,962,459 | 5,914,408 | 3,487,689 | 3,959,235 | 1,782,971 | 1,406,797 | 1,210,500 |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $11.03 | $9.93 | $7.65 | $11.00 | $10.90 | $9.99 | | | | |
| Value at end of period | $11.11 | $11.03 | $9.93 | $7.65 | $11.00 | $10.90 | | | | |
| Number of accumulation units outstanding at end of period | 1,622,711 | 1,503,414 | 1,695,841 | 1,421,792 | 1,262,187 | 652,185 | | | | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $9.89 | $9.02 | $7.26 | $11.86 | $12.48 | | | | | |
| Value at end of period | $9.65 | $9.89 | $9.02 | $7.26 | $11.86 | | | | | |
| Number of accumulation units outstanding at end of period | 517,168 | 560,126 | 593,359 | 509,013 | 443,087 | | | | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $8.45 | $7.76 | $6.06 | $9.59 | $10.00 | | | | | |
| Value at end of period | $8.20 | $8.45 | $7.76 | $6.06 | $9.59 | | | | | |
| Number of accumulation units outstanding at end of period | 2,265,852 | 2,395,440 | 2,510,820 | 2,372,617 | 206,684 | | | | | |
| **ING FTSE 100 INDEX® PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $10.98 | $10.26 | $10.65 | | | | | | | |
| Value at end of period | $10.34 | $10.98 | $10.26 | | | | | | | |
| Number of accumulation units outstanding at end of period | 9,583 | 9,573 | 4,771 | | | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.96 | | | | | | | | | |
| Value at end of period | $8.83 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 356,594 | | | | | | | | | |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $41.79 | $34.95 | $25.85 | $44.58 | $34.03 | $28.51 | $21.06 | $20.13 | $13.45 | $13.58 |
| Value at end of period | $37.32 | $41.79 | $34.95 | $25.85 | $44.58 | $34.03 | $28.51 | $21.06 | $20.13 | $13.45 |
| Number of accumulation units outstanding at end of period | 554,538 | 647,095 | 827,368 | 903,562 | 928,032 | 1,107,524 | 1,146,344 | 1,046,499 | 1,031,494 | 968,858 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.99 | | | | | | | | | |
| Value at end of period | $9.54 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 3,747,317 | | | | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $8.70 | $7.77 | $6.08 | $9.34 | | | | | | |
| Value at end of period | $8.51 | $8.70 | $7.77 | $6.08 | | | | | | |
| Number of accumulation units outstanding at end of period | 4,487,171 | 2,991,951 | 3,437,048 | 3,117,555 | | | | | | |
| **ING HANG SENG INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.67 | $12.93 | $10.01 | | | | | | | |
| Value at end of period | $10.96 | $13.67 | $12.93 | | | | | | | |
| Number of accumulation units outstanding at end of period | 117,139 | 145,965 | 97,826 | | | | | | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | | |
| Value at beginning of period | $9.60 | $8.59 | $7.11 | $11.55 | $11.22 | $9.98 | $9.66 | $8.91 | $10.00 | |
| Value at end of period | $9.40 | $9.60 | $8.59 | $7.11 | $11.55 | $11.22 | $9.98 | $9.66 | $8.91 | |
| Number of accumulation units outstanding at end of period | 176,576 | 198,596 | 218,164 | 269,073 | 336,767 | 347,018 | 417,442 | 515,077 | 295,431 | |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $12.85 | $10.75 | $8.32 | $13.60 | $13.14 | $12.25 | $11.24 | $10.09 | | |
| Value at end of period | $12.46 | $12.85 | $10.75 | $8.32 | $13.60 | $13.14 | $12.25 | $11.24 | | |
| Number of accumulation units outstanding at end of period | 161,344 | 190,119 | 217,932 | 251,096 | 344,719 | 409,291 | 418,820 | 179,042 | | |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $12.16 | $10.10 | $8.25 | $12.66 | $13.77 | $12.34 | $11.70 | $10.08 | | |
| Value at end of period | $11.84 | $12.16 | $10.10 | $8.25 | $12.66 | $13.77 | $12.34 | $11.70 | | |
| Number of accumulation units outstanding at end of period | 142,424 | 173,219 | 192,807 | 220,948 | 297,408 | 394,633 | 332,296 | 155,689 | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.91 | $11.99 | $10.96 | $12.21 | $11.75 | $11.52 | $11.38 | $11.07 | $10.62 | $10.00 |
| Value at end of period | $13.62 | $12.91 | $11.99 | $10.96 | $12.21 | $11.75 | $11.52 | $11.38 | $11.07 | $10.62 |
| Number of accumulation units outstanding at end of period | 2,369,810 | 2,331,473 | 2,465,570 | 2,254,149 | 1,956,196 | 1,829,495 | 2,434,132 | 1,363,685 | 587,973 | 707,083 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $8.02 | $7.58 | $6.05 | $10.25 | | | | | | |
| Value at end of period | $6.90 | $8.02 | $7.58 | $6.05 | | | | | | |
| Number of accumulation units outstanding at end of period | 188,041 | 257,004 | 248,136 | 47,877 | | | | | | |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.04 | $10.64 | $8.42 | $13.48 | $14.04 | $12.32 | $12.12 | | | |
| Value at end of period | $11.59 | $12.04 | $10.64 | $8.42 | $13.48 | $14.04 | $12.32 | | | |
| Number of accumulation units outstanding at end of period | 328,673 | 321,611 | 249,815 | 166,432 | 232,922 | 161,934 | 114,900 | | | |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.10 | $10.99 | $9.13 | $12.16 | $11.97 | $10.84 | $10.16 | | | |
| Value at end of period | $11.74 | $12.10 | $10.99 | $9.13 | $12.16 | $11.97 | $10.84 | | | |
| Number of accumulation units outstanding at end of period | 590,476 | 673,114 | 686,960 | 738,976 | 120,697 | 81,712 | 76,209 | | | |

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $27.82 | $25.16 | $20.65 | $30.99 | $30.73 | $26.95 | $24.91 | $22.21 | $17.67 | $21.08 |
| Value at end of period | $26.76 | $27.82 | $25.16 | $20.65 | $30.99 | $30.73 | $26.95 | $24.91 | $22.21 | $17.67 |
| Number of accumulation units outstanding at end of period | 2,249,648 | 2,554,507 | 2,935,213 | 3,235,910 | 3,931,481 | 4,684,092 | 5,222,281 | 5,937,187 | 6,539,928 | 7,350,028 |
| **ING JAPAN TOPIX INDEX® PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $11.01 | $9.85 | $9.77 | | | | | | | |
| Value at end of period | $9.34 | $11.01 | $9.85 | | | | | | | |
| Number of accumulation units outstanding at end of period | 22,870 | 21,607 | 1,512 | | | | | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.58 | $19.94 | $11.82 | $24.68 | $18.13 | $13.58 | $10.25 | $8.85 | $6.14 | $7.00 |
| Value at end of period | $18.94 | $23.58 | $19.94 | $11.82 | $24.68 | $18.13 | $13.58 | $10.25 | $8.85 | $6.14 |
| Number of accumulation units outstanding at end of period | 965,704 | 1,011,850 | 1,305,782 | 1,425,398 | 1,692,940 | 1,680,117 | 1,660,184 | 1,481,109 | 1,492,155 | 1,283,289 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.29 | $8.52 | $6.89 | $10.11 | | | | | | |
| Value at end of period | $10.30 | $10.29 | $8.52 | $6.89 | | | | | | |
| Number of accumulation units outstanding at end of period | 414,337 | 501,493 | 270,472 | 100,126 | | | | | | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.50 | $12.45 | $9.94 | $14.44 | $14.94 | $13.03 | $13.63 | $10.33 | $7.83 | $10.00 |
| Value at end of period | $15.04 | $15.50 | $12.45 | $9.94 | $14.44 | $14.94 | $13.03 | $13.63 | $10.33 | $7.83 |
| Number of accumulation units outstanding at end of period | 437,975 | 561,305 | 400,913 | 390,354 | 508,207 | 672,346 | 650,083 | 750,693 | 498,967 | 166,809 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $13.64 | $12.15 | $8.68 | $12.18 | $11.10 | $10.70 | $10.46 | $9.78 | | |
| Value at end of period | $13.71 | $13.64 | $12.15 | $8.68 | $12.18 | $11.10 | $10.70 | $10.46 | | |
| Number of accumulation units outstanding at end of period | 645,863 | 354,546 | 273,883 | 41,442 | 13,289 | 36,478 | 16,383 | 34,588 | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.05 | | | | | | | | | |
| Value at end of period | $10.02 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 454,492 | | | | | | | | | |
| **ING LIMITED MATURITY BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.59 | $21.29 | $20.21 | $20.61 | $19.82 | $19.42 | $19.44 | $19.50 | $19.29 | $18.30 |
| Value at end of period | $21.47 | $21.59 | $21.29 | $20.21 | $20.61 | $19.82 | $19.42 | $19.44 | $19.50 | $19.29 |
| Number of accumulation units outstanding at end of period | 541,365 | 698,357 | 811,294 | 930,227 | 1,296,605 | 1,613,602 | 1,943,416 | 2,522,674 | 3,602,661 | 4,436,723 |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.60 | $15.87 | $16.09 | $15.98 | $15.49 | $15.06 | $14.90 | $15.02 | $15.17 | $15.21 |
| Value at end of period | $15.34 | $15.60 | $15.87 | $16.09 | $15.98 | $15.49 | $15.06 | $14.90 | $15.02 | $15.17 |
| Number of accumulation units outstanding at end of period | 4,162,838 | 4,773,219 | 6,266,485 | 9,058,019 | 4,420,567 | 4,005,132 | 4,520,877 | 4,839,983 | 6,180,281 | 8,964,022 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.14 | $13.70 | $10.80 | $18.42 | $16.41 | $15.91 | $14.86 | $13.44 | $10.30 | $14.88 |
| Value at end of period | $15.60 | $16.14 | $13.70 | $10.80 | $18.42 | $16.41 | $15.91 | $14.86 | $13.44 | $10.30 |
| Number of accumulation units outstanding at end of period | 3,175,641 | 3,665,042 | 4,163,268 | 4,696,271 | 5,570,776 | 6,632,152 | 7,745,612 | 8,870,600 | 10,340,319 | 11,094,010 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $25.56 | $23.67 | $20.42 | $26.75 | $26.17 | $23.78 | $23.51 | $21.52 | $18.75 | $20.10 |
| Value at end of period | $25.52 | $25.56 | $23.67 | $20.42 | $26.75 | $26.17 | $23.78 | $23.51 | $21.52 | $18.75 |
| Number of accumulation units outstanding at end of period | 2,843,205 | 3,277,242 | 3,747,181 | 4,110,240 | 4,955,781 | 5,806,272 | 6,887,224 | 7,728,640 | 8,577,564 | 8,722,390 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.36 | $14.64 | $11.21 | $18.31 | $14.63 | $11.37 | $10.14 | | | |
| Value at end of period | $17.11 | $16.36 | $14.64 | $11.21 | $18.31 | $14.63 | $11.37 | | | |
| Number of accumulation units outstanding at end of period | 996,428 | 998,209 | 1,059,650 | 1,023,579 | 1,046,926 | 833,825 | 813,290 | | | |

ES II

**Condensed Financial Information (continued)**

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2004) | | | | | | | | | | |
| Value at beginning of period | | | $7.08 | $7.43 | $8.05 | $8.52 | $10.50 | $6.43 | $8.91 | $11.39 |
| Value at end of period | | | $7.43 | $8.05 | $8.52 | $10.50 | $6.43 | $8.91 | $11.39 | $11.11 |
| Number of accumulation units outstanding at end of period | | | 252,836 | 219,579 | 188,735 | 155,482 | 4,131,153 | 3,713,348 | 3,452,664 | 2,991,666 |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $8.83 | $10.96 | $12.13 | $13.28 | $15.84 | $17.08 | $11.99 | $15.19 | $17.01 |
| Value at end of period | $8.83 | $10.96 | $12.13 | $13.28 | $15.84 | $17.08 | $11.99 | $15.19 | $17.01 | $18.24 |
| Number of accumulation units outstanding at end of period | 222,557 | 396,477 | 601,307 | 758,831 | 764,298 | 623,439 | 588,338 | 535,579 | 563,863 | 495,196 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $8.96 | $8.43 | $10.61 | $11.89 |
| Value at end of period | | | | | | | $8.43 | $10.61 | $11.89 | $11.17 |
| Number of accumulation units outstanding at end of period | | | | | | | 7,774 | 60,086 | 329,082 | 114,384 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.12 | $11.94 | $13.81 | $14.43 | $8.44 | $11.57 | $13.17 |
| Value at end of period | | | | $11.94 | $13.81 | $14.43 | $8.44 | $11.57 | $13.17 | $11.86 |
| Number of accumulation units outstanding at end of period | | | | 85,666 | 167,397 | 229,043 | 230,098 | 216,077 | 151,268 | 152,743 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | $10.00 | $10.80 | $11.07 | $11.86 | $11.99 | $9.13 | $13.41 | $15.06 |
| Value at end of period | | | $10.80 | $11.07 | $11.86 | $11.99 | $9.13 | $13.41 | $15.06 | $15.46 |
| Number of accumulation units outstanding at end of period | | | 6,965,131 | 5,745,875 | 5,056,465 | 4,086,052 | 3,078,712 | 2,591,193 | 2,466,409 | 2,219,344 |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.60 | $12.39 | $12.76 | $13.15 | $13.25 | $13.59 | $14.56 | $14.91 | $16.77 | $17.76 |
| Value at end of period | $12.39 | $12.76 | $13.15 | $13.25 | $13.59 | $14.56 | $14.91 | $16.77 | $17.76 | $18.06 |
| Number of accumulation units outstanding at end of period | 4,423,425 | 4,594,825 | 4,363,496 | 4,083,395 | 3,862,724 | 3,768,196 | 5,969,432 | 7,446,561 | 7,179,747 | 6,376,816 |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.29 | $10.96 | $12.58 | $12.99 | $8.33 | $10.17 | $11.58 |
| Value at end of period | | | | $10.96 | $12.58 | $12.99 | $8.33 | $10.17 | $11.58 | $10.87 |
| Number of accumulation units outstanding at end of period | | | | 407,726 | 420,023 | 319,878 | 226,183 | 230,036 | 236,900 | 221,155 |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.07 | $10.87 | $12.01 | $12.46 | $8.19 | $10.07 | $11.68 |
| Value at end of period | | | | $10.87 | $12.01 | $12.46 | $8.19 | $10.07 | $11.68 | $10.91 |
| Number of accumulation units outstanding at end of period | | | | 3,043,893 | 2,541,291 | 2,315,797 | 4,340,222 | 4,040,542 | 3,550,622 | 3,065,516 |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $8.25 | $8.31 | $8.81 |
| Value at end of period | | | | | | | | $8.31 | $8.81 | $9.11 |
| Number of accumulation units outstanding at end of period | | | | | | | | 2,377,555 | 2,697,248 | 2,754,472 |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.21 | $9.37 | $10.28 |
| Value at end of period | | | | | | | | $9.37 | $10.28 | $9.98 |
| Number of accumulation units outstanding at end of period | | | | | | | | 10,541,770 | 10,270,361 | 9,339,028 |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.49 | $9.63 | $10.50 |
| Value at end of period | | | | | | | | $9.63 | $10.50 | $10.33 |
| Number of accumulation units outstanding at end of period | | | | | | | | 9,960,273 | 9,590,943 | 8,955,848 |

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.61 | $9.85 | $9.75 | | | | | | | |
| Value at end of period | $10.65 | $10.61 | $9.85 | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,331,195 | 5,863,080 | 6,380,869 | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $14.00 | $12.66 | $10.27 | | | | | | | |
| Value at end of period | $14.30 | $14.00 | $12.66 | | | | | | | |
| Number of accumulation units outstanding at end of period | 457,843 | 503,489 | 565,479 | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $8.95 | $8.13 | $6.70 | $10.17 | | | | | | |
| Value at end of period | $8.98 | $8.95 | $8.13 | $6.70 | | | | | | |
| Number of accumulation units outstanding at end of period | 4,937,104 | 5,831,461 | 6,625,442 | 70,299 | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.64 | $12.48 | $10.35 | | | | | | | |
| Value at end of period | $13.48 | $13.64 | $12.48 | | | | | | | |
| Number of accumulation units outstanding at end of period | 111,472 | 92,052 | 27,244 | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $16.04 | $12.97 | $10.40 | | | | | | | |
| Value at end of period | $15.42 | $16.04 | $12.97 | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,105,460 | 2,482,145 | 2,798,443 | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.31 | $8.40 | $6.12 | $10.60 | | | | | | |
| Value at end of period | $9.93 | $10.31 | $8.40 | $6.12 | | | | | | |
| Number of accumulation units outstanding at end of period | 448,753 | 612,676 | 571,519 | 100,641 | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.71 | $8.64 | $6.95 | $10.06 | | | | | | |
| Value at end of period | $10.08 | $10.71 | $8.64 | $6.95 | | | | | | |
| Number of accumulation units outstanding at end of period | 527,261 | 816,183 | 641,199 | 313,012 | | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.25 | $7.12 | $5.54 | $8.62 | $7.99 | $7.23 | $6.76 | $6.25 | $4.60 | $8.31 |
| Value at end of period | $9.14 | $9.25 | $7.12 | $5.54 | $8.62 | $7.99 | $7.23 | $6.76 | $6.25 | $4.60 |
| Number of accumulation units outstanding at end of period | 262,328 | 314,195 | 361,812 | 420,053 | 514,062 | 628,606 | 681,239 | 833,896 | 948,468 | 483,573 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.88 | $8.92 | $7.13 | $10.08 | | | | | | |
| Value at end of period | $10.41 | $10.88 | $8.92 | $7.13 | | | | | | |
| Number of accumulation units outstanding at end of period | 214,608 | 248,836 | 311,524 | 175,101 | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $48.39 | $43.17 | $32.96 | $46.25 | $45.07 | $39.99 | $37.76 | $32.94 | $26.76 | $27.09 |
| Value at end of period | $48.94 | $48.39 | $43.17 | $32.96 | $46.25 | $45.07 | $39.99 | $37.76 | $32.94 | $26.76 |
| Number of accumulation units outstanding at end of period | 2,665,152 | 3,062,578 | 3,402,777 | 3,579,728 | 4,014,018 | 4,599,275 | 5,150,061 | 5,525,149 | 5,299,315 | 5,386,259 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $28.93 | $25.60 | $20.84 | $32.96 | $32.54 | $27.79 | $27.21 | $24.09 | $19.58 | $22.94 |
| Value at end of period | $28.18 | $28.93 | $25.60 | $20.84 | $32.96 | $32.54 | $27.79 | $27.21 | $24.09 | $19.58 |
| Number of accumulation units outstanding at end of period | 1,647,604 | 1,806,131 | 2,038,278 | 2,092,368 | 2,515,157 | 2,919,174 | 3,337,338 | 3,691,299 | 3,460,523 | 3,360,157 |

ES II

CFI 39

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $9.24 | $8.06 | $5.75 | $10.15 | $10.10 | | | | | |
| Value at end of period | $8.97 | $9.24 | $8.06 | $5.75 | $10.15 | | | | | |
| Number of accumulation units outstanding at end of period | 474,261 | 521,491 | 516,453 | 114,703 | 104,815 | | | | | |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.44 | $12.02 | $8.89 | $17.91 | $15.11 | $12.39 | $10.15 | | | |
| Value at end of period | $11.59 | $13.44 | $12.02 | $8.89 | $17.91 | $15.11 | $12.39 | | | |
| Number of accumulation units outstanding at end of period | 412,626 | 456,831 | 559,482 | 691,116 | 706,945 | 603,745 | 605,153 | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.21 | $9.56 | $7.38 | $12.64 | $11.16 | $10.09 | | | | |
| Value at end of period | $8.81 | $10.21 | $9.56 | $7.38 | $12.64 | $11.16 | | | | |
| Number of accumulation units outstanding at end of period | 633,451 | 756,156 | 780,779 | 542,999 | 303,476 | 88,170 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.79 | $19.63 | $15.09 | $25.45 | $25.29 | $21.10 | $19.53 | $17.91 | $13.36 | $17.03 |
| Value at end of period | $19.27 | $20.79 | $19.63 | $15.09 | $25.45 | $25.29 | $21.10 | $19.53 | $17.91 | $13.36 |
| Number of accumulation units outstanding at end of period | 641,973 | 753,685 | 828,443 | 875,862 | 1,009,766 | 1,185,454 | 1,260,151 | 1,445,887 | 1,425,812 | 1,143,492 |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $10.97 | $10.04 | $7.08 | $11.98 | $11.39 | $10.01 | | | | |
| Value at end of period | $9.35 | $10.97 | $10.04 | $7.08 | $11.98 | $11.39 | | | | |
| Number of accumulation units outstanding at end of period | 17,669 | 18,020 | 28,870 | 29,915 | 63,253 | 37,414 | | | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.99 | $10.56 | $10.18 | $10.04 | | | | | | |
| Value at end of period | $11.56 | $10.99 | $10.56 | $10.18 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,257,147 | 709,327 | 792,018 | 633,677 | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $10.54 | $9.49 | $7.34 | $12.44 | $12.54 | $11.16 | $10.30 | | | |
| Value at end of period | $10.09 | $10.54 | $9.49 | $7.34 | $12.44 | $12.54 | $11.16 | | | |
| Number of accumulation units outstanding at end of period | 7,314 | 7,523 | 10,930 | 13,053 | 44,060 | 68,155 | 24,442 | | | |
| **ING WISDOM TREE[SM] GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $8.06 | $7.74 | $6.06 | $9.95 | | | | | | |
| Value at end of period | $7.61 | $8.06 | $7.74 | $6.06 | | | | | | |
| Number of accumulation units outstanding at end of period | 752,428 | 818,579 | 980,137 | 712,855 | | | | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | | | | |
| Value at beginning of period | $12.06 | $10.07 | $7.71 | $13.77 | $14.13 | $11.53 | $11.87 | $10.65 | $8.42 | $10.00 |
| Value at end of period | $11.40 | $12.06 | $10.07 | $7.71 | $13.77 | $14.13 | $11.53 | $11.87 | $10.65 | $8.42 |
| Number of accumulation units outstanding at end of period | 46,170 | 50,675 | 58,504 | 82,780 | 123,110 | 153,940 | 211,145 | 237,033 | 155,027 | 30,007 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $8.34 | $7.54 | $6.17 | $10.06 | $9.89 | $8.85 | $8.76 | $8.19 | $6.63 | $8.88 |
| Value at end of period | $8.20 | $8.34 | $7.54 | $6.17 | $10.06 | $9.89 | $8.85 | $8.76 | $8.19 | $6.63 |
| Number of accumulation units outstanding at end of period | 79,497 | 83,068 | 90,391 | 105,711 | 117,958 | 272,360 | 413,814 | 734,907 | 548,338 | 342,070 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.21 | $9.13 | $7.02 | $12.75 | $11.33 | $9.80 | $9.23 | $8.21 | $6.02 | $8.25 |
| Value at end of period | $8.25 | $9.21 | $9.13 | $7.02 | $12.75 | $11.33 | $9.80 | $9.23 | $8.21 | $6.02 |
| Number of accumulation units outstanding at end of period | 70,476 | 74,816 | 86,689 | 103,742 | 129,818 | 183,795 | 242,495 | 305,286 | 538,227 | 181,953 |

# Condensed Financial Information (continued)

**PROFUND VP RISING RATES OPPORTUNITY**
(Fund first available during October 2003)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $4.90 | $5.93 | $4.57 | $7.49 | $8.04 | $7.42 | $8.20 | $9.36 | $10.00 | |
| Value at end of period | $3.01 | $4.90 | $5.93 | $4.57 | $7.49 | $8.04 | $7.42 | $8.20 | $9.36 | |
| Number of accumulation units outstanding at end of period | 106,744 | 108,848 | 116,431 | 144,442 | 188,563 | 286,368 | 438,175 | 347,573 | 404,098 | |

## Separate Account Annual Charges of 1.75%

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.21 | $9.47 | $7.97 | $10.04 | | | | | | |
| Value at end of period | $9.67 | $10.21 | $9.47 | $7.97 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,024,482 | 1,130,871 | 1,025,896 | 167,445 | | | | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** (Fund first available during November 2003) | | | | | | | | | | |
| Value at beginning of period | $20.85 | $16.78 | $13.66 | $19.36 | $20.22 | $17.24 | $16.64 | $13.82 | $10.00 | |
| Value at end of period | $19.23 | $20.85 | $16.78 | $13.66 | $19.36 | $20.22 | $17.24 | $16.64 | $13.82 | |
| Number of accumulation units outstanding at end of period | 108,654 | 133,922 | 154,250 | 195,678 | 237,998 | 314,959 | 467,852 | 354,307 | 159,277 | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.97 | $11.29 | $8.48 | $15.06 | $13.07 | $11.94 | $10.23 | | | |
| Value at end of period | $12.39 | $12.97 | $11.29 | $8.48 | $15.06 | $13.07 | $11.94 | | | |
| Number of accumulation units outstanding at end of period | 235,957 | 299,967 | 358,684 | 444,100 | 493,102 | 355,442 | 200,749 | | | |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.71 | $9.49 | $7.43 | $13.23 | $13.30 | $11.29 | $10.88 | $9.96 | $7.79 | $9.57 |
| Value at end of period | $10.59 | $10.71 | $9.49 | $7.43 | $13.23 | $13.30 | $11.29 | $10.88 | $9.96 | $7.79 |
| Number of accumulation units outstanding at end of period | 358,968 | 417,372 | 465,583 | 530,273 | 682,579 | 725,114 | 739,319 | 1,163,703 | 987,940 | 139,297 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.56 | $8.69 | $7.17 | $9.94 | | | | | | |
| Value at end of period | $9.48 | $9.56 | $8.69 | $7.17 | | | | | | |
| Number of accumulation units outstanding at end of period | 122,886 | 104,038 | 97,544 | 49,722 | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $10.13 | $9.72 | $8.82 | $10.00 | | | | | | |
| Value at end of period | $10.52 | $10.13 | $9.72 | $8.82 | | | | | | |
| Number of accumulation units outstanding at end of period | 242,027 | 296,209 | 349,941 | 208,410 | | | | | | |
| **ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO** (Funds were first received in this option during February 2011) | | | | | | | | | | |
| Value at beginning of period | $10.13 | | | | | | | | | |
| Value at end of period | $9.29 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 10,513 | | | | | | | | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $13.76 | $11.86 | $8.70 | $15.90 | $14.48 | $13.44 | $11.83 | $10.76 | $10.00 | |
| Value at end of period | $12.87 | $13.76 | $11.86 | $8.70 | $15.90 | $14.48 | $13.44 | $11.83 | $10.76 | |
| Number of accumulation units outstanding at end of period | 952,049 | 1,180,264 | 1,261,996 | 1,409,201 | 1,691,270 | 1,933,064 | 1,942,130 | 2,291,803 | 726,382 | |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2011) | | | | | | | | | | |
| Value at beginning of period | $10.07 | | | | | | | | | |
| Value at end of period | $8.78 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 9,731 | | | | | | | | | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $18.17 | $17.33 | $12.39 | $21.92 | $18.69 | $16.07 | $13.53 | $11.60 | $10.00 | |
| Value at end of period | $15.28 | $18.17 | $17.33 | $12.39 | $21.92 | $18.69 | $16.07 | $13.53 | $11.60 | |
| Number of accumulation units outstanding at end of period | 466,879 | 586,478 | 660,049 | 739,896 | 1,013,920 | 992,537 | 925,189 | 865,696 | 208,539 | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.29 | $12.01 | $9.91 | | | | | | | |
| Value at end of period | $12.30 | $13.29 | $12.01 | | | | | | | |
| Number of accumulation units outstanding at end of period | 48,833 | 40,505 | 14,724 | | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.85 | $13.20 | $11.17 | $20.17 | $17.63 | $13.89 | $12.25 | $10.58 | $8.21 | $10.00 |
| Value at end of period | $10.64 | $13.85 | $13.20 | $11.17 | $20.17 | $17.63 | $13.89 | $12.25 | $10.58 | $8.21 |
| Number of accumulation units outstanding at end of period | 301,164 | 375,812 | 437,339 | 452,645 | 550,366 | 494,600 | 338,367 | 330,064 | 172,289 | 9,890 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.35 | $9.94 | $7.48 | $12.96 | $12.43 | $10.98 | $9.90 | | | |
| Value at end of period | $12.40 | $12.35 | $9.94 | $7.48 | $12.96 | $12.43 | $10.98 | | | |
| Number of accumulation units outstanding at end of period | 149,529 | 178,126 | 187,942 | 164,305 | 172,289 | 163,393 | 96,126 | | | |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $11.12 | $10.58 | $8.97 | $12.79 | $12.00 | $10.72 | $9.88 | $10.03 | | |
| Value at end of period | $11.44 | $11.12 | $10.58 | $8.97 | $12.79 | $12.00 | $10.72 | $9.88 | | |
| Number of accumulation units outstanding at end of period | 222,670 | 280,367 | 322,322 | 365,994 | 401,785 | 496,922 | 518,299 | 78,661 | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $10.94 | $10.56 | $9.91 | | | | | | | |
| Value at end of period | $12.05 | $10.94 | $10.56 | | | | | | | |
| Number of accumulation units outstanding at end of period | 226,173 | 158,549 | 99,495 | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.06 | $9.93 | $7.76 | $12.96 | $12.36 | $11.74 | $10.83 | $9.92 | $7.96 | $10.00 |
| Value at end of period | $10.70 | $11.06 | $9.93 | $7.76 | $12.96 | $12.36 | $11.74 | $10.83 | $9.92 | $7.96 |
| Number of accumulation units outstanding at end of period | 262,165 | 301,246 | 351,371 | 382,379 | 460,434 | 568,420 | 650,446 | 67,045 | 120,271 | 16,838 |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.29 | $9.73 | $6.49 | $9.99 | | | | | | |
| Value at end of period | $9.92 | $11.29 | $9.73 | $6.49 | | | | | | |
| Number of accumulation units outstanding at end of period | 188,146 | 225,420 | 220,402 | 215,733 | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.67 | $9.36 | $7.14 | $12.38 | $13.59 | $11.42 | | | | |
| Value at end of period | $9.93 | $10.67 | $9.36 | $7.14 | $12.38 | $13.59 | | | | |
| Number of accumulation units outstanding at end of period | 45,901 | 53,304 | 63,073 | 74,427 | 81,623 | 101,564 | | | | |

ES II

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $62.12 | $49.40 | $37.00 | $61.26 | $75.80 | $56.05 | $48.85 | $36.09 | $26.67 | $27.09 |
| Value at end of period | $66.84 | $62.12 | $49.40 | $37.00 | $61.26 | $75.80 | $56.05 | $48.85 | $36.09 | $26.67 |
| Number of accumulation units outstanding at end of period | 81,510 | 104,827 | 127,889 | 162,446 | 224,152 | 366,031 | 364,509 | 463,695 | 398,419 | 271,009 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $9.91 | $8.05 | $6.57 | $10.15 | $10.03 | $10.05 | | | | |
| Value at end of period | $9.48 | $9.91 | $8.05 | $6.57 | $10.15 | $10.03 | | | | |
| Number of accumulation units outstanding at end of period | 91,440 | 104,288 | 127,896 | 147,871 | 176,039 | 103,094 | | | | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during January 2006) | | | | | | | | | | |
| Value at beginning of period | $9.64 | $8.76 | $6.77 | $11.34 | $11.08 | $10.10 | | | | |
| Value at end of period | $9.03 | $9.64 | $8.76 | $6.77 | $11.34 | $11.08 | | | | |
| Number of accumulation units outstanding at end of period | 127,463 | 154,749 | 150,347 | 163,151 | 106,843 | 83,211 | | | | |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $8.53 | $6.96 | $5.81 | $10.39 | $10.02 | | | | | |
| Value at end of period | $7.61 | $8.53 | $6.96 | $5.81 | $10.39 | | | | | |
| Number of accumulation units outstanding at end of period | 45,924 | 57,530 | 9,911 | 27,567 | 45,000 | | | | | |
| **ING EURO STOXX 50® INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $8.75 | $9.80 | $10.14 | | | | | | | |
| Value at end of period | $7.11 | $8.75 | $9.80 | | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 455 | | | | | | | |
| **ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.81 | $13.32 | $9.74 | $16.30 | $14.49 | $13.18 | $11.47 | $9.41 | $7.17 | $9.05 |
| Value at end of period | $14.70 | $16.81 | $13.32 | $9.74 | $16.30 | $14.49 | $13.18 | $11.47 | $9.41 | $7.17 |
| Number of accumulation units outstanding at end of period | 1,010,372 | 1,252,269 | 1,420,747 | 1,606,529 | 1,931,572 | 1,483,799 | 1,638,208 | 1,114,410 | 1,170,476 | 839,244 |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $11.00 | $9.91 | $7.64 | $10.99 | $10.90 | $9.99 | | | | |
| Value at end of period | $11.08 | $11.00 | $9.91 | $7.64 | $10.99 | $10.90 | | | | |
| Number of accumulation units outstanding at end of period | 280,115 | 297,547 | 368,963 | 326,241 | 270,226 | 142,742 | | | | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $9.88 | $9.01 | $7.25 | $11.86 | $12.53 | | | | | |
| Value at end of period | $9.63 | $9.88 | $9.01 | $7.25 | $11.86 | | | | | |
| Number of accumulation units outstanding at end of period | 118,136 | 124,951 | 135,567 | 134,731 | 145,499 | | | | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $8.44 | $7.75 | $6.05 | $9.58 | $10.09 | | | | | |
| Value at end of period | $8.18 | $8.44 | $7.75 | $6.05 | $9.58 | | | | | |
| Number of accumulation units outstanding at end of period | 100,361 | 102,295 | 96,861 | 70,024 | 162,775 | | | | | |
| **ING FTSE 100 INDEX® PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $10.97 | $10.26 | $10.65 | | | | | | | |
| Value at end of period | $10.33 | $10.97 | $10.26 | | | | | | | |
| Number of accumulation units outstanding at end of period | 3,902 | 3,200 | 433 | | | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.88 | | | | | | | | | |
| Value at end of period | $8.83 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 41,461 | | | | | | | | | |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $41.33 | $34.58 | $25.59 | $44.15 | $33.72 | $28.27 | $20.89 | $19.98 | $13.36 | $13.49 |
| Value at end of period | $36.89 | $41.33 | $34.58 | $25.59 | $44.15 | $33.72 | $28.27 | $20.89 | $19.98 | $13.36 |
| Number of accumulation units outstanding at end of period | 123,084 | 174,269 | 223,048 | 303,749 | 316,831 | 330,956 | 385,687 | 330,848 | 210,633 | 120,308 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.99 | | | | | | | | | |
| Value at end of period | $9.54 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 684,332 | | | | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $8.68 | $7.77 | $6.08 | $9.95 | $9.83 | | | | | |
| Value at end of period | $8.49 | $8.68 | $7.77 | $6.08 | $9.95 | | | | | |
| Number of accumulation units outstanding at end of period | 2,742,774 | 2,224,320 | 2,512,614 | 2,172,969 | 1,532 | | | | | |
| **ING HANG SENG INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.66 | $12.93 | $10.19 | | | | | | | |
| Value at end of period | $10.95 | $13.66 | $12.93 | | | | | | | |
| Number of accumulation units outstanding at end of period | 9,738 | 27,622 | 8,843 | | | | | | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | | |
| Value at beginning of period | $9.55 | $8.56 | $7.08 | $11.51 | $11.18 | $9.96 | $9.64 | $8.90 | $10.00 | |
| Value at end of period | $9.35 | $9.55 | $8.56 | $7.08 | $11.51 | $11.18 | $9.96 | $9.64 | $8.90 | |
| Number of accumulation units outstanding at end of period | 118,011 | 161,651 | 185,662 | 219,708 | 256,881 | 267,971 | 299,598 | 548,608 | 275,705 | |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $12.81 | $10.72 | $8.30 | $13.57 | $13.12 | $12.24 | $11.24 | $9.69 | | |
| Value at end of period | $12.41 | $12.81 | $10.72 | $8.30 | $13.57 | $13.12 | $12.24 | $11.24 | | |
| Number of accumulation units outstanding at end of period | 30,163 | 39,171 | 70,781 | 117,089 | 171,859 | 108,782 | 138,848 | 430,312 | | |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during June 2004) | | | | | | | | | | |
| Value at beginning of period | $12.12 | $10.07 | $8.23 | $12.63 | $13.75 | $12.33 | $11.69 | $10.25 | | |
| Value at end of period | $11.79 | $12.12 | $10.07 | $8.23 | $12.63 | $13.75 | $12.33 | $11.69 | | |
| Number of accumulation units outstanding at end of period | 16,126 | 22,717 | 31,227 | 43,054 | 86,144 | 116,901 | 147,078 | 345,339 | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.85 | $11.95 | $10.93 | $12.17 | $11.72 | $11.50 | $11.37 | $11.06 | $10.62 | $10.00 |
| Value at end of period | $13.55 | $12.85 | $11.95 | $10.93 | $12.17 | $11.72 | $11.50 | $11.37 | $11.06 | $10.62 |
| Number of accumulation units outstanding at end of period | 472,680 | 519,722 | 557,196 | 570,876 | 646,304 | 443,958 | 453,906 | 447,751 | 277,417 | 218,867 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $8.01 | $7.57 | $6.05 | $8.67 | | | | | | |
| Value at end of period | $6.89 | $8.01 | $7.57 | $6.05 | | | | | | |
| Number of accumulation units outstanding at end of period | 34,798 | 42,289 | 32,930 | 3,329 | | | | | | |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.99 | $10.60 | $8.39 | $13.44 | $14.00 | $12.30 | $12.10 | | | |
| Value at end of period | $11.53 | $11.99 | $10.60 | $8.39 | $13.44 | $14.00 | $12.30 | | | |
| Number of accumulation units outstanding at end of period | 320,523 | 359,615 | 378,272 | 415,402 | 485,537 | 527,949 | 578,971 | | | |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.07 | $10.96 | $9.12 | $12.14 | $11.96 | $10.83 | $10.35 | | | |
| Value at end of period | $11.70 | $12.07 | $10.96 | $9.12 | $12.14 | $11.96 | $10.83 | | | |
| Number of accumulation units outstanding at end of period | 148,295 | 188,722 | 222,360 | 306,848 | 94,763 | 108,471 | 56,894 | | | |

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $27.58 | $24.95 | $20.49 | $30.77 | $30.53 | $26.79 | $24.77 | $22.09 | $17.58 | $20.99 |
| Value at end of period | $26.51 | $27.58 | $24.95 | $20.49 | $30.77 | $30.53 | $26.79 | $24.77 | $22.09 | $17.58 |
| Number of accumulation units outstanding at end of period | 281,912 | 337,800 | 388,816 | 443,563 | 540,794 | 677,536 | 747,521 | 841,483 | 842,519 | 616,373 |
| **ING JAPAN TOPIX INDEX® PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $11.00 | $9.85 | $9.77 | | | | | | | |
| Value at end of period | $9.33 | $11.00 | $9.85 | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,041 | 5,714 | 378 | | | | | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.42 | $19.82 | $11.76 | $24.56 | $18.05 | $13.53 | $10.21 | $8.83 | $6.13 | $6.98 |
| Value at end of period | $18.81 | $23.42 | $19.82 | $11.76 | $24.56 | $18.05 | $13.53 | $10.21 | $8.83 | $6.13 |
| Number of accumulation units outstanding at end of period | 180,430 | 206,305 | 304,281 | 378,645 | 501,622 | 526,429 | 569,209 | 414,950 | 410,102 | 256,921 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $10.28 | $8.51 | $6.89 | $9.89 | | | | | | |
| Value at end of period | $10.28 | $10.28 | $8.51 | $6.89 | | | | | | |
| Number of accumulation units outstanding at end of period | 60,593 | 63,348 | 46,439 | 16,589 | | | | | | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.44 | $12.40 | $9.91 | $14.40 | $14.91 | $13.01 | $13.63 | $10.32 | $7.83 | $10.00 |
| Value at end of period | $14.96 | $15.44 | $12.40 | $9.91 | $14.40 | $14.91 | $13.01 | $13.63 | $10.32 | $7.83 |
| Number of accumulation units outstanding at end of period | 170,175 | 191,942 | 155,530 | 185,036 | 234,079 | 289,126 | 304,044 | 434,570 | 299,555 | 72,176 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during October 2004) | | | | | | | | | | |
| Value at beginning of period | $13.60 | $12.11 | $8.66 | $12.16 | $11.09 | $10.69 | $10.46 | $9.58 | | |
| Value at end of period | $13.66 | $13.60 | $12.11 | $8.66 | $12.16 | $11.09 | $10.69 | $10.46 | | |
| Number of accumulation units outstanding at end of period | 103,158 | 58,940 | 68,312 | 15,517 | 452 | 7,870 | 13,402 | 4,715 | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.05 | | | | | | | | | |
| Value at end of period | $10.02 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 176,268 | | | | | | | | | |
| **ING LIMITED MATURITY BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.31 | $21.03 | $19.97 | $20.38 | $19.61 | $19.22 | $19.25 | $19.32 | $19.12 | $18.15 |
| Value at end of period | $21.18 | $21.31 | $21.03 | $19.97 | $20.38 | $19.61 | $19.22 | $19.25 | $19.32 | $19.12 |
| Number of accumulation units outstanding at end of period | 122,106 | 146,749 | 176,680 | 219,747 | 290,852 | 374,384 | 502,204 | 644,003 | 1,037,485 | 1,001,053 |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.38 | $15.65 | $15.88 | $15.78 | $15.30 | $14.88 | $14.73 | $14.86 | $15.01 | $15.06 |
| Value at end of period | $15.12 | $15.38 | $15.65 | $15.88 | $15.78 | $15.30 | $14.88 | $14.73 | $14.86 | $15.01 |
| Number of accumulation units outstanding at end of period | 598,840 | 840,172 | 1,166,416 | 1,879,418 | 811,220 | 726,596 | 616,216 | 1,213,060 | 1,545,927 | 1,590,576 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.02 | $13.61 | $10.73 | $18.31 | $16.32 | $15.83 | $14.79 | $13.39 | $10.27 | $14.84 |
| Value at end of period | $15.48 | $16.02 | $13.61 | $10.73 | $18.31 | $16.32 | $15.83 | $14.79 | $13.39 | $10.27 |
| Number of accumulation units outstanding at end of period | 547,117 | 625,390 | 678,195 | 831,820 | 1,004,788 | 1,188,362 | 1,378,150 | 1,545,306 | 1,718,678 | 1,379,115 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $25.35 | $23.49 | $20.27 | $26.57 | $26.01 | $23.65 | $23.39 | $21.42 | $18.68 | $20.03 |
| Value at end of period | $25.30 | $25.35 | $23.49 | $20.27 | $26.57 | $26.01 | $23.65 | $23.39 | $21.42 | $18.68 |
| Number of accumulation units outstanding at end of period | 690,798 | 849,458 | 1,002,840 | 1,157,196 | 1,473,826 | 1,803,704 | 2,268,000 | 2,918,631 | 2,962,240 | 1,806,440 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.31 | $14.60 | $11.19 | $18.29 | $14.61 | $11.37 | $10.11 | | | |
| Value at end of period | $17.05 | $16.31 | $14.60 | $11.19 | $18.29 | $14.61 | $11.37 | | | |
| Number of accumulation units outstanding at end of period | 185,601 | 222,450 | 243,983 | 300,770 | 492,070 | 371,440 | 299,953 | | | |

ES II

CFI 45

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2004) | | | | | | | | | | |
| Value at beginning of period | $11.33 | $8.87 | $6.40 | $10.47 | $8.49 | $8.03 | $7.42 | $7.07 | | |
| Value at end of period | $11.05 | $11.33 | $8.87 | $6.40 | $10.47 | $8.49 | $8.03 | $7.42 | | |
| Number of accumulation units outstanding at end of period | 781,461 | 913,587 | 1,022,912 | 1,136,532 | 99,085 | 127,480 | 176,312 | 183,674 | | |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.94 | $15.13 | $11.95 | $17.03 | $15.80 | $13.25 | $12.12 | $10.95 | $8.83 | $10.00 |
| Value at end of period | $18.15 | $16.94 | $15.13 | $11.95 | $17.03 | $15.80 | $13.25 | $12.12 | $10.95 | $8.83 |
| Number of accumulation units outstanding at end of period | 169,004 | 202,527 | 203,385 | 225,513 | 280,577 | 332,645 | 339,825 | 354,307 | 242,169 | 53,323 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.87 | $10.60 | $8.81 | | | | | | | |
| Value at end of period | $11.15 | $11.87 | $10.60 | | | | | | | |
| Number of accumulation units outstanding at end of period | 24,032 | 5,692 | 6,048 | | | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.13 | $11.54 | $8.43 | $14.41 | $13.79 | $11.94 | $11.08 | | | |
| Value at end of period | $11.82 | $13.13 | $11.54 | $8.43 | $14.41 | $13.79 | $11.94 | | | |
| Number of accumulation units outstanding at end of period | 43,199 | 48,642 | 57,061 | 63,473 | 53,080 | 49,426 | 14,539 | | | |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $15.01 | $13.37 | $9.11 | $11.97 | $11.84 | $11.07 | $10.79 | $10.00 | | |
| Value at end of period | $15.40 | $15.01 | $13.37 | $9.11 | $11.97 | $11.84 | $11.07 | $10.79 | | |
| Number of accumulation units outstanding at end of period | 726,481 | 863,810 | 886,425 | 1,037,282 | 1,353,495 | 1,629,201 | 1,906,679 | 2,556,237 | | |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.61 | $16.64 | $14.80 | $14.46 | $13.50 | $13.17 | $13.08 | $12.70 | $12.34 | $11.56 |
| Value at end of period | $17.91 | $17.61 | $16.64 | $14.80 | $14.46 | $13.50 | $13.17 | $13.08 | $12.70 | $12.34 |
| Number of accumulation units outstanding at end of period | 1,411,067 | 1,722,139 | 2,035,987 | 1,830,575 | 1,431,076 | 1,411,736 | 1,574,541 | 2,353,927 | 2,257,025 | 1,446,426 |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.55 | $10.15 | $8.32 | $12.97 | $12.57 | $10.95 | $10.48 | | | |
| Value at end of period | $10.83 | $11.55 | $10.15 | $8.32 | $12.97 | $12.57 | $10.95 | | | |
| Number of accumulation units outstanding at end of period | 100,791 | 124,360 | 153,889 | 167,298 | 198,883 | 212,294 | 238,162 | | | |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.65 | $10.05 | $8.17 | $12.44 | $12.00 | $10.87 | $10.04 | | | |
| Value at end of period | $10.87 | $11.65 | $10.05 | $8.17 | $12.44 | $12.00 | $10.87 | | | |
| Number of accumulation units outstanding at end of period | 759,847 | 924,260 | 1,113,811 | 1,217,638 | 892,352 | 1,051,006 | 1,230,020 | | | |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $8.81 | $8.31 | $8.25 | | | | | | | |
| Value at end of period | $9.10 | $8.81 | $8.31 | | | | | | | |
| Number of accumulation units outstanding at end of period | 279,668 | 367,431 | 363,340 | | | | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.27 | $9.37 | $9.21 | | | | | | | |
| Value at end of period | $9.97 | $10.27 | $9.37 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,055,184 | 1,232,540 | 1,317,406 | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.50 | $9.62 | $9.49 | | | | | | | |
| Value at end of period | $10.32 | $10.50 | $9.62 | | | | | | | |
| Number of accumulation units outstanding at end of period | 699,255 | 667,671 | 746,997 | | | | | | | |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.60 | $9.85 | $9.75 | | | | | | | |
| Value at end of period | $10.64 | $10.60 | $9.85 | | | | | | | |
| Number of accumulation units outstanding at end of period | 888,475 | 916,906 | 958,263 | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.99 | $12.66 | $9.95 | | | | | | | |
| Value at end of period | $14.28 | $13.99 | $12.66 | | | | | | | |
| Number of accumulation units outstanding at end of period | 320,643 | 369,472 | 419,483 | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $8.94 | $8.12 | $6.69 | $10.28 | | | | | | |
| Value at end of period | $8.97 | $8.94 | $8.12 | $6.69 | | | | | | |
| Number of accumulation units outstanding at end of period | 785,637 | 998,454 | 1,134,062 | 38,475 | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $13.63 | $12.48 | $10.85 | | | | | | | |
| Value at end of period | $13.46 | $13.63 | $12.48 | | | | | | | |
| Number of accumulation units outstanding at end of period | 15,071 | 1,463 | 1,930 | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $16.03 | $12.96 | $10.40 | | | | | | | |
| Value at end of period | $15.40 | $16.03 | $12.96 | | | | | | | |
| Number of accumulation units outstanding at end of period | 322,879 | 415,384 | 463,277 | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.30 | $8.39 | $6.11 | $10.64 | | | | | | |
| Value at end of period | $9.91 | $10.30 | $8.39 | $6.11 | | | | | | |
| Number of accumulation units outstanding at end of period | 61,315 | 78,462 | 47,716 | 20,592 | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.69 | $8.63 | $6.95 | $10.16 | | | | | | |
| Value at end of period | $10.07 | $10.69 | $8.63 | $6.95 | | | | | | |
| Number of accumulation units outstanding at end of period | 136,727 | 186,026 | 156,359 | 190,367 | | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.20 | $7.09 | $5.52 | $8.60 | $7.97 | $7.22 | $6.75 | $6.25 | $4.59 | $8.31 |
| Value at end of period | $9.09 | $9.20 | $7.09 | $5.52 | $8.60 | $7.97 | $7.22 | $6.75 | $6.25 | $4.59 |
| Number of accumulation units outstanding at end of period | 247,873 | 286,727 | 320,361 | 376,713 | 459,626 | 564,312 | 678,759 | 812,724 | 952,613 | 454,391 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $10.86 | $8.91 | $7.13 | $9.79 | | | | | | |
| Value at end of period | $10.39 | $10.86 | $8.91 | $7.13 | | | | | | |
| Number of accumulation units outstanding at end of period | 55,529 | 44,468 | 65,135 | 49,665 | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $47.85 | $42.71 | $32.62 | $45.81 | $44.67 | $39.65 | $37.46 | $32.69 | $26.57 | $26.91 |
| Value at end of period | $48.38 | $47.85 | $42.71 | $32.62 | $45.81 | $44.67 | $39.65 | $37.46 | $32.69 | $26.57 |
| Number of accumulation units outstanding at end of period | 730,033 | 894,237 | 1,034,928 | 1,168,272 | 1,535,092 | 1,758,893 | 1,977,649 | 2,090,601 | 2,065,649 | 1,345,841 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $28.61 | $25.33 | $20.63 | $32.65 | $32.25 | $27.56 | $26.99 | $23.91 | $19.44 | $22.79 |
| Value at end of period | $27.86 | $28.61 | $25.33 | $20.63 | $32.65 | $32.25 | $27.56 | $26.99 | $23.91 | $19.44 |
| Number of accumulation units outstanding at end of period | 469,128 | 539,055 | 601,838 | 691,572 | 865,803 | 1,042,643 | 1,177,282 | 1,402,760 | 1,278,747 | 773,224 |

**Condensed Financial Information (continued)**

### ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO
(Funds were first received in this option during June 2007)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $9.23 | $8.05 | $5.75 | $10.15 | $10.11 | | | | | |
| Value at end of period | $8.94 | $9.23 | $8.05 | $5.75 | $10.15 | | | | | |
| Number of accumulation units outstanding at end of period | 95,002 | 109,783 | 80,480 | 16,757 | 9,218 | | | | | |

### ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO
(Fund first available during May 2005)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $13.41 | $11.99 | $8.87 | $17.88 | $15.09 | $12.39 | $10.14 | | | |
| Value at end of period | $11.55 | $13.41 | $11.99 | $8.87 | $17.88 | $15.09 | $12.39 | | | |
| Number of accumulation units outstanding at end of period | 155,542 | 171,109 | 200,319 | 254,172 | 318,925 | 316,462 | 339,789 | | | |

### ING TEMPLETON FOREIGN EQUITY PORTFOLIO
(Fund first available during May 2006)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $10.18 | $9.55 | $7.37 | $12.63 | $11.16 | $10.02 | | | | |
| Value at end of period | $8.79 | $10.18 | $9.55 | $7.37 | $12.63 | $11.16 | | | | |
| Number of accumulation units outstanding at end of period | 107,339 | 138,277 | 140,510 | 133,335 | 68,022 | 10,499 | | | | |

### ING TEMPLETON GLOBAL GROWTH PORTFOLIO

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $20.60 | $19.46 | $14.97 | $25.26 | $25.10 | $20.96 | $19.41 | $17.80 | $13.29 | $16.95 |
| Value at end of period | $19.09 | $20.60 | $19.46 | $14.97 | $25.26 | $25.10 | $20.96 | $19.41 | $17.80 | $13.29 |
| Number of accumulation units outstanding at end of period | 248,042 | 296,746 | 357,836 | 401,370 | 489,370 | 584,766 | 682,575 | 753,550 | 805,342 | 592,153 |

### ING THORNBURG VALUE PORTFOLIO
(Funds were first received in this option during October 2006)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $10.95 | $10.02 | $7.07 | $11.97 | $11.39 | $10.57 | | | | |
| Value at end of period | $9.32 | $10.95 | $10.02 | $7.07 | $11.97 | $11.39 | | | | |
| Number of accumulation units outstanding at end of period | 4,095 | 4,173 | 4,261 | 4,318 | 5,437 | 4,321 | | | | |

### ING U.S. BOND INDEX PORTFOLIO
(Funds were first received in this option during August 2008)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $10.98 | $10.55 | $10.17 | $9.82 | | | | | | |
| Value at end of period | $11.54 | $10.98 | $10.55 | $10.17 | | | | | | |
| Number of accumulation units outstanding at end of period | 254,563 | 212,507 | 223,479 | 374,087 | | | | | | |

### ING UBS U.S. LARGE CAP EQUITY PORTFOLIO
(Fund first available during May 2005)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $10.51 | $9.47 | $7.33 | $12.43 | $12.53 | $11.16 | $10.77 | | | |
| Value at end of period | $10.05 | $10.51 | $9.47 | $7.33 | $12.43 | $12.53 | $11.16 | | | |
| Number of accumulation units outstanding at end of period | 3,219 | 4,046 | 4,589 | 4,610 | 6,458 | 13,639 | 30,728 | | | |

### ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO
(Funds were first received in this option during January 2008)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $8.04 | $7.73 | $6.06 | $9.95 | | | | | | |
| Value at end of period | $7.60 | $8.04 | $7.73 | $6.06 | | | | | | |
| Number of accumulation units outstanding at end of period | 37,366 | 38,074 | 36,994 | 51,243 | | | | | | |

### INVESCO V.I. LEISURE FUND

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $12.01 | $10.03 | $7.69 | $13.73 | $14.10 | $11.51 | $11.86 | $10.64 | $8.42 | $10.00 |
| Value at end of period | $11.34 | $12.01 | $10.03 | $7.69 | $13.73 | $14.10 | $11.51 | $11.86 | $10.64 | $8.42 |
| Number of accumulation units outstanding at end of period | 61,355 | 86,531 | 100,598 | 109,828 | 123,832 | 161,708 | 203,281 | 255,487 | 231,095 | 41,608 |

### PROFUND VP BULL

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $8.30 | $7.50 | $6.14 | $10.03 | $9.86 | $8.83 | $8.74 | $8.18 | $6.63 | $8.87 |
| Value at end of period | $8.15 | $8.30 | $7.50 | $6.14 | $10.03 | $9.86 | $8.83 | $8.74 | $8.18 | $6.63 |
| Number of accumulation units outstanding at end of period | 48,533 | 67,290 | 71,655 | 77,466 | 102,754 | 215,771 | 304,922 | 518,311 | 467,546 | 185,752 |

### PROFUND VP EUROPE 30

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $9.17 | $9.09 | $6.99 | $12.71 | $11.29 | $9.78 | $9.21 | $8.20 | $6.02 | $8.25 |
| Value at end of period | $8.21 | $9.17 | $9.09 | $6.99 | $12.71 | $11.29 | $9.78 | $9.21 | $8.20 | $6.02 |
| Number of accumulation units outstanding at end of period | 33,595 | 41,583 | 47,001 | 51,597 | 69,260 | 148,846 | 186,919 | 140,140 | 190,714 | 105,639 |

# Condensed Financial Information (continued)

**PROFUND VP RISING RATES OPPORTUNITY**
(Fund first available during October 2003)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | | $10.00 | $9.35 | $8.19 | $7.41 | $8.02 | $7.47 | $4.55 | $5.91 | $4.88 |
| Value at end of period | | $9.35 | $8.19 | $7.41 | $8.02 | $7.47 | $4.55 | $5.91 | $4.88 | $3.00 |
| Number of accumulation units outstanding at end of period | | 74,879 | 282,310 | 193,952 | 61,675 | 32,185 | 26,319 | 24,973 | 25,407 | 22,697 |

## Separate Account Annual Charges of 1.80%

**BLACKROCK GLOBAL ALLOCATION V.I. FUND**
(Funds were first received in this option during April 2008)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | | | | | | | $10.04 | $7.97 | $9.46 | $10.20 |
| Value at end of period | | | | | | | $7.97 | $9.46 | $10.20 | $9.65 |
| Number of accumulation units outstanding at end of period | | | | | | | 2,906,934 | 6,969,529 | 4,848,084 | 5,320,212 |

**COLUMBIA SMALL CAP VALUE FUND VS**
(Fund first available during May 2002)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | | | | $16.63 | $17.22 | $20.19 | $19.31 | $13.62 | $16.72 | $20.77 |
| Value at end of period | | | | $17.22 | $20.19 | $19.31 | $13.62 | $16.72 | $20.77 | $19.14 |
| Number of accumulation units outstanding at end of period | | | | 1,123,510 | 883,123 | 635,853 | 490,206 | 421,323 | 373,935 | 339,272 |

**FIDELITY® VIP CONTRAFUND® PORTFOLIO**
(Fund first available during May 2005)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | | | | $12.24 | $14.03 | $15.35 | $17.68 | $9.95 | $13.23 | $15.20 |
| Value at end of period | | | | $14.03 | $15.35 | $17.68 | $9.95 | $13.23 | $15.20 | $14.51 |
| Number of accumulation units outstanding at end of period | | | | 1,399,642 | 2,418,016 | 3,429,987 | 3,901,938 | 3,266,422 | 2,816,261 | 2,201,225 |

**FIDELITY® VIP EQUITY-INCOME PORTFOLIO**
(Fund first available during May 2002)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | | | | $10.86 | $11.26 | $13.26 | $13.19 | $7.41 | $9.45 | $10.66 |
| Value at end of period | | | | $11.26 | $13.26 | $13.19 | $7.41 | $9.45 | $10.66 | $10.54 |
| Number of accumulation units outstanding at end of period | | | | 1,488,441 | 1,865,881 | 1,644,617 | 1,236,481 | 1,046,724 | 910,073 | 807,233 |

**ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO**
(Funds were first received in this option during April 2008)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | | | | | | | $9.96 | $7.17 | $8.69 | $9.55 |
| Value at end of period | | | | | | | $7.17 | $8.69 | $9.55 | $9.46 |
| Number of accumulation units outstanding at end of period | | | | | | | 984,329 | 1,225,465 | 1,325,090 | 1,431,116 |

**ING AMERICAN FUNDS BOND PORTFOLIO**
(Funds were first received in this option during January 2008)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | | | | | | | $10.01 | $8.81 | $9.71 | $10.11 |
| Value at end of period | | | | | | | $8.81 | $9.71 | $10.11 | $10.50 |
| Number of accumulation units outstanding at end of period | | | | | | | 1,643,859 | 3,127,659 | 3,074,339 | 2,378,961 |

**ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO**
(Funds were first received in this option during January 2011)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | | | | | | | | | | $10.09 |
| Value at end of period | | | | | | | | | | $9.29 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 39,162 |

**ING AMERICAN FUNDS GROWTH PORTFOLIO**
(Fund first available during September 2003)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | | | | $11.82 | $13.42 | $14.45 | $15.86 | $8.68 | $11.82 | $13.70 |
| Value at end of period | | | | $13.42 | $14.45 | $15.86 | $8.68 | $11.82 | $13.70 | $12.81 |
| Number of accumulation units outstanding at end of period | | | | 5,322,761 | 6,955,941 | 8,337,206 | 8,891,894 | 8,430,744 | 7,734,697 | 6,775,590 |

ES II

# Condensed Financial Information (continued)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $10.07 |
| Value at end of period | | | | | | | | | | $8.78 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 29,564 |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | | | | $13.52 | $16.05 | $18.66 | $21.88 | $12.36 | $17.28 | $18.10 |
| Value at end of period | | | | $16.05 | $18.66 | $21.88 | $12.36 | $17.28 | $18.10 | $15.22 |
| Number of accumulation units outstanding at end of period | | | | 2,431,609 | 3,422,931 | 4,171,265 | 4,068,747 | 4,416,575 | 3,947,550 | 3,191,641 |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $9.48 | $9.07 | $12.00 | $13.28 |
| Value at end of period | | | | | | | $9.07 | $12.00 | $13.28 | $12.28 |
| Number of accumulation units outstanding at end of period | | | | | | | 55,276 | 691,774 | 2,687,618 | 1,159,184 |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | | |
| Value at beginning of period | | | | $12.24 | $13.86 | $17.59 | $20.11 | $11.13 | $13.15 | $13.79 |
| Value at end of period | | | | $13.86 | $17.59 | $20.11 | $11.13 | $13.15 | $13.79 | $10.59 |
| Number of accumulation units outstanding at end of period | | | | 1,478,096 | 2,459,104 | 3,196,051 | 2,661,316 | 2,920,147 | 2,463,264 | 1,976,663 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.02 | $10.97 | $12.42 | $12.94 | $7.47 | $9.91 | $12.31 |
| Value at end of period | | | | $10.97 | $12.42 | $12.94 | $7.47 | $9.91 | $12.31 | $12.36 |
| Number of accumulation units outstanding at end of period | | | | 428,655 | 930,874 | 1,404,432 | 1,662,196 | 1,928,884 | 1,752,103 | 1,736,449 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | | $9.88 | $10.71 | $11.98 | $12.77 | $8.94 | $10.55 | $11.08 |
| Value at end of period | | | | $10.71 | $11.98 | $12.77 | $8.94 | $10.55 | $11.08 | $11.40 |
| Number of accumulation units outstanding at end of period | | | | 1,100,939 | 1,155,987 | 1,188,199 | 1,358,965 | 1,036,251 | 881,629 | 982,245 |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.87 | $10.55 | $10.93 |
| Value at end of period | | | | | | | | $10.55 | $10.93 | $12.03 |
| Number of accumulation units outstanding at end of period | | | | | | | | 1,262,403 | 1,388,091 | 4,320,794 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | | |
| Value at beginning of period | | | | $10.82 | $11.72 | $12.33 | $12.92 | $7.73 | $9.89 | $11.01 |
| Value at end of period | | | | $11.72 | $12.33 | $12.92 | $7.73 | $9.89 | $11.01 | $10.64 |
| Number of accumulation units outstanding at end of period | | | | 1,075,154 | 944,396 | 947,230 | 881,147 | 798,930 | 827,960 | 841,101 |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $9.99 | $6.48 | $9.72 | $11.28 |
| Value at end of period | | | | | | | $6.48 | $9.72 | $11.28 | $9.90 |
| Number of accumulation units outstanding at end of period | | | | | | | 917,208 | 1,517,674 | 1,481,272 | 1,223,677 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | | | $11.04 | $13.59 | $12.37 | $7.13 | $9.35 | $10.65 |
| Value at end of period | | | | | $13.59 | $12.37 | $7.13 | $9.35 | $10.65 | $9.90 |
| Number of accumulation units outstanding at end of period | | | | | 393,066 | 807,124 | 812,892 | 777,699 | 692,761 | 606,050 |

# Condensed Financial Information (continued)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | | | | $48.45 | $55.57 | $75.12 | $60.68 | $36.63 | $48.88 | $61.44 |
| Value at end of period | | | | $55.57 | $75.12 | $60.68 | $36.63 | $48.88 | $61.44 | $66.07 |
| Number of accumulation units outstanding at end of period | | | | 1,005,107 | 1,107,145 | 781,012 | 584,295 | 477,698 | 404,020 | 348,401 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.05 | $10.03 | $10.14 | $6.56 | $8.04 | $9.89 |
| Value at end of period | | | | | $10.03 | $10.14 | $6.56 | $8.04 | $9.89 | $9.45 |
| Number of accumulation units outstanding at end of period | | | | | 705,941 | 1,243,597 | 1,404,795 | 1,385,994 | 1,137,911 | 975,691 |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during December 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $9.96 | $9.91 | $11.08 | $11.33 | $6.76 | $8.74 | $9.62 |
| Value at end of period | | | | $9.91 | $11.08 | $11.33 | $6.76 | $8.74 | $9.62 | $9.00 |
| Number of accumulation units outstanding at end of period | | | | 19,330 | 673,675 | 1,154,958 | 1,749,544 | 1,850,971 | 1,614,112 | 1,402,454 |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.00 | $10.39 | $5.81 | $6.95 | $8.52 |
| Value at end of period | | | | | | $10.39 | $5.81 | $6.95 | $8.52 | $7.60 |
| Number of accumulation units outstanding at end of period | | | | | | 688,897 | 1,114,370 | 1,012,575 | 1,762,473 | 932,786 |
| **ING EURO STOXX 50® INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.61 | $9.80 | $8.75 |
| Value at end of period | | | | | | | | $9.80 | $8.75 | $7.11 |
| Number of accumulation units outstanding at end of period | | | | | | | | 1,770 | 14,690 | 24,532 |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during October 2000) | | | | | | | | | | |
| Value at beginning of period | | | | $11.45 | $13.14 | $14.44 | $16.24 | $9.70 | $13.26 | $16.72 |
| Value at end of period | | | | $13.14 | $14.44 | $16.24 | $9.70 | $13.26 | $16.72 | $14.62 |
| Number of accumulation units outstanding at end of period | | | | 3,735,442 | 3,797,707 | 5,746,779 | 5,294,854 | 4,760,795 | 4,275,347 | 3,532,535 |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.02 | $10.90 | $10.98 | $7.63 | $9.89 | $10.97 |
| Value at end of period | | | | | $10.90 | $10.98 | $7.63 | $9.89 | $10.97 | $11.05 |
| Number of accumulation units outstanding at end of period | | | | | 1,378,070 | 2,094,651 | 2,565,615 | 2,760,884 | 2,382,800 | 2,453,412 |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $12.42 | $11.85 | $7.24 | $9.00 | $9.86 |
| Value at end of period | | | | | | $11.85 | $7.24 | $9.00 | $9.86 | $9.60 |
| Number of accumulation units outstanding at end of period | | | | | | 1,167,086 | 1,218,514 | 1,066,361 | 1,182,069 | 1,078,901 |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.00 | $9.58 | $6.05 | $7.74 | $8.42 |
| Value at end of period | | | | | | $9.58 | $6.05 | $7.74 | $8.42 | $8.16 |
| Number of accumulation units outstanding at end of period | | | | | | 3,338,384 | 5,261,646 | 4,333,267 | 3,789,489 | 3,439,173 |
| **ING FTSE 100 INDEX® PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.96 | $10.25 | $10.96 |
| Value at end of period | | | | | | | | $10.25 | $10.96 | $10.32 |
| Number of accumulation units outstanding at end of period | | | | | | | | 723 | 7,138 | 1,495 |

# Condensed Financial Information (continued)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $9.96 |
| Value at end of period | | | | | | | | | | $8.82 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 738,508 |
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | | | | $20.72 | $28.03 | $33.42 | $43.73 | $25.33 | $34.21 | $40.87 |
| Value at end of period | | | | $28.03 | $33.42 | $43.73 | $25.33 | $34.21 | $40.87 | $36.46 |
| Number of accumulation units outstanding at end of period | | | | 958,681 | 1,187,540 | 1,449,552 | 1,456,292 | 1,312,710 | 1,034,065 | 844,499 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $9.99 |
| Value at end of period | | | | | | | | | | $9.53 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 5,344,579 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $9.83 | $9.95 | $6.07 | $7.76 | $8.67 |
| Value at end of period | | | | | | $9.95 | $6.07 | $7.76 | $8.67 | $8.47 |
| Number of accumulation units outstanding at end of period | | | | | | 1,105 | 4,115,316 | 5,220,432 | 4,737,771 | 7,047,014 |
| **ING HANG SENG INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.99 | $12.92 | $13.65 |
| Value at end of period | | | | | | | | $12.92 | $13.65 | $10.93 |
| Number of accumulation units outstanding at end of period | | | | | | | | 259,227 | 248,033 | 146,630 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | | |
| Value at beginning of period | | | | $9.62 | $9.94 | $11.15 | $11.47 | $7.05 | $8.52 | $9.51 |
| Value at end of period | | | | $9.94 | $11.15 | $11.47 | $7.05 | $8.52 | $9.51 | $9.31 |
| Number of accumulation units outstanding at end of period | | | | 1,190,341 | 1,154,154 | 1,814,201 | 1,763,254 | 1,391,986 | 1,294,912 | 743,557 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | | $12.60 | $13.72 | $14.70 | $15.20 | $9.29 | $12.00 | $14.32 |
| Value at end of period | | | | $13.72 | $14.70 | $15.20 | $9.29 | $12.00 | $14.32 | $13.87 |
| Number of accumulation units outstanding at end of period | | | | 577,024 | 799,019 | 979,846 | 813,645 | 628,781 | 573,103 | 451,533 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during November 2003) | | | | | | | | | | |
| Value at beginning of period | | | | $13.66 | $14.40 | $16.05 | $14.74 | $9.60 | $11.74 | $14.12 |
| Value at end of period | | | | $14.40 | $16.05 | $14.74 | $9.60 | $11.74 | $14.12 | $13.73 |
| Number of accumulation units outstanding at end of period | | | | 572,793 | 986,086 | 868,470 | 778,310 | 638,276 | 594,432 | 513,395 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | | | | $11.35 | $11.48 | $11.70 | $12.14 | $10.89 | $11.90 | $12.80 |
| Value at end of period | | | | $11.48 | $11.70 | $12.14 | $10.89 | $11.90 | $12.80 | $13.49 |
| Number of accumulation units outstanding at end of period | | | | 2,290,174 | 4,238,741 | 6,989,870 | 6,841,165 | 6,442,678 | 6,019,746 | 5,423,977 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.23 | $6.05 | $7.57 | $8.00 |
| Value at end of period | | | | | | | $6.05 | $7.57 | $8.00 | $6.88 |
| Number of accumulation units outstanding at end of period | | | | | | | 47,456 | 619,576 | 391,365 | 297,723 |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $12.08 | $12.28 | $13.97 | $13.41 | $8.36 | $10.55 | $11.93 |
| Value at end of period | | | | $12.28 | $13.97 | $13.41 | $8.36 | $10.55 | $11.93 | $11.47 |
| Number of accumulation units outstanding at end of period | | | | 271,921 | 316,783 | 438,690 | 451,445 | 443,853 | 755,522 | 596,557 |

# Condensed Financial Information (continued)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.16 | $10.83 | $11.95 | $12.12 | $9.10 | $10.94 | $12.03 |
| Value at end of period | | | | $10.83 | $11.95 | $12.12 | $9.10 | $10.94 | $12.03 | $11.66 |
| Number of accumulation units outstanding at end of period | | | | 247,764 | 212,735 | 454,672 | 1,330,884 | 979,826 | 1,123,219 | 959,336 |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | | | | $24.63 | $26.62 | $30.32 | $30.55 | $20.33 | $24.74 | $27.34 |
| Value at end of period | | | | $26.62 | $30.32 | $30.55 | $20.33 | $24.74 | $27.34 | $26.26 |
| Number of accumulation units outstanding at end of period | | | | 1,917,353 | 1,927,762 | 1,754,312 | 1,558,547 | 1,432,519 | 1,201,379 | 1,022,651 |
| **ING JAPAN TOPIX INDEX® PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.48 | $9.85 | $10.99 |
| Value at end of period | | | | | | | | $9.85 | $10.99 | $9.31 |
| Number of accumulation units outstanding at end of period | | | | | | | | 79 | 10,394 | 37,878 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | | | | $10.18 | $13.47 | $17.97 | $24.43 | $11.69 | $19.70 | $23.27 |
| Value at end of period | | | | $13.47 | $17.97 | $24.43 | $11.69 | $19.70 | $23.27 | $18.68 |
| Number of accumulation units outstanding at end of period | | | | 1,662,498 | 2,182,854 | 2,898,044 | 2,305,399 | 2,344,576 | 1,772,314 | 1,616,591 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | | | | $13.82 | $14.72 | $16.84 | $16.93 | $11.13 | $13.73 | $16.58 |
| Value at end of period | | | | $14.72 | $16.84 | $16.93 | $11.13 | $13.73 | $16.58 | $16.58 |
| Number of accumulation units outstanding at end of period | | | | 28,793 | 24,037 | 16,585 | 132,504 | 182,345 | 357,238 | 324,403 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | | |
| Value at beginning of period | | | | $13.63 | $12.98 | $14.87 | $14.36 | $9.88 | $12.35 | $15.37 |
| Value at end of period | | | | $12.98 | $14.87 | $14.36 | $9.88 | $12.35 | $15.37 | $14.89 |
| Number of accumulation units outstanding at end of period | | | | 1,019,675 | 1,290,727 | 1,367,669 | 1,055,689 | 1,010,425 | 1,514,461 | 1,128,312 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | | $10.46 | $10.68 | $11.07 | $12.14 | $8.63 | $12.08 | $13.55 |
| Value at end of period | | | | $10.68 | $11.07 | $12.14 | $8.63 | $12.08 | $13.55 | $13.61 |
| Number of accumulation units outstanding at end of period | | | | 24,325 | 34,235 | 17,975 | 41,671 | 527,266 | 591,995 | 947,950 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $10.04 |
| Value at end of period | | | | | | | | | | $10.01 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 592,607 |
| **ING LIMITED MATURITY BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | | | | $19.09 | $19.06 | $19.43 | $20.18 | $19.77 | $20.81 | $21.07 |
| Value at end of period | | | | $19.06 | $19.43 | $20.18 | $19.77 | $20.81 | $21.07 | $20.94 |
| Number of accumulation units outstanding at end of period | | | | 1,480,017 | 1,180,647 | 957,759 | 783,306 | 653,704 | 530,599 | 424,985 |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | | | | $14.62 | $14.75 | $15.16 | $15.63 | $15.72 | $15.49 | $15.21 |
| Value at end of period | | | | $14.75 | $15.16 | $15.63 | $15.72 | $15.49 | $15.21 | $14.94 |
| Number of accumulation units outstanding at end of period | | | | 3,755,357 | 4,440,473 | 6,861,179 | 14,082,141 | 8,928,514 | 6,397,630 | 5,753,834 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | | | | $14.73 | $15.75 | $16.23 | $18.20 | $10.67 | $13.51 | $15.90 |
| Value at end of period | | | | $15.75 | $16.23 | $18.20 | $10.67 | $13.51 | $15.90 | $15.36 |
| Number of accumulation units outstanding at end of period | | | | 4,449,482 | 3,877,205 | 3,529,606 | 3,003,393 | 2,868,360 | 2,727,840 | 2,280,609 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | | | | $23.27 | $23.51 | $25.85 | $26.40 | $20.13 | $23.30 | $25.14 |
| Value at end of period | | | | $23.51 | $25.85 | $26.40 | $20.13 | $23.30 | $25.14 | $25.08 |
| Number of accumulation units outstanding at end of period | | | | 4,475,568 | 3,976,403 | 3,561,363 | 3,103,640 | 2,752,674 | 2,382,861 | 1,959,982 |

# Condensed Financial Information (continued)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.14 | $11.37 | $14.60 | $18.26 | $11.17 | $14.57 | $16.26 |
| Value at end of period | | | | $11.37 | $14.60 | $18.26 | $11.17 | $14.57 | $16.26 | $16.99 |
| Number of accumulation units outstanding at end of period | | | | 997,079 | 1,533,268 | 2,306,877 | 2,056,677 | 1,755,807 | 1,559,566 | 1,691,493 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2004) | | | | | | | | | | |
| Value at beginning of period | | | | $7.41 | $8.01 | $8.47 | $10.43 | $6.38 | $8.84 | $11.28 |
| Value at end of period | | | | $8.01 | $8.47 | $10.43 | $6.38 | $8.84 | $11.28 | $10.99 |
| Number of accumulation units outstanding at end of period | | | | 307,230 | 263,523 | 218,989 | 2,730,320 | 2,685,458 | 2,888,373 | 2,377,780 |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | | |
| Value at beginning of period | | | | $12.10 | $13.23 | $15.76 | $16.98 | $11.91 | $15.08 | $16.86 |
| Value at end of period | | | | $13.23 | $15.76 | $16.98 | $11.91 | $15.08 | $16.86 | $18.06 |
| Number of accumulation units outstanding at end of period | | | | 1,194,633 | 1,445,695 | 1,414,688 | 1,134,916 | 1,082,379 | 1,201,405 | 1,031,821 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $9.28 | $8.43 | $10.59 | $11.86 |
| Value at end of period | | | | | | | $8.43 | $10.59 | $11.86 | $11.13 |
| Number of accumulation units outstanding at end of period | | | | | | | 18,159 | 128,611 | 354,568 | 201,266 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $12.12 | $13.48 | $15.57 | $16.26 | $9.50 | $13.00 | $14.79 |
| Value at end of period | | | | $13.48 | $15.57 | $16.26 | $9.50 | $13.00 | $14.79 | $13.31 |
| Number of accumulation units outstanding at end of period | | | | 134,955 | 475,907 | 522,373 | 526,642 | 400,384 | 343,403 | 384,623 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | | $10.79 | $11.06 | $11.83 | $11.95 | $9.09 | $13.33 | $14.96 |
| Value at end of period | | | | $11.06 | $11.83 | $11.95 | $9.09 | $13.33 | $14.96 | $15.34 |
| Number of accumulation units outstanding at end of period | | | | 4,992,196 | 4,721,058 | 3,904,787 | 2,840,103 | 2,426,606 | 2,614,587 | 2,405,079 |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | | | | $13.02 | $13.10 | $13.42 | $14.36 | $14.70 | $16.52 | $17.47 |
| Value at end of period | | | | $13.10 | $13.42 | $14.36 | $14.70 | $16.52 | $17.47 | $17.75 |
| Number of accumulation units outstanding at end of period | | | | 4,451,341 | 4,447,759 | 5,634,377 | 10,172,225 | 12,599,338 | 11,919,258 | 10,482,462 |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.22 | $10.95 | $12.56 | $12.95 | $8.30 | $10.12 | $11.52 |
| Value at end of period | | | | $10.95 | $12.56 | $12.95 | $8.30 | $10.12 | $11.52 | $10.80 |
| Number of accumulation units outstanding at end of period | | | | 547,803 | 571,205 | 513,440 | 362,301 | 317,218 | 262,745 | 211,730 |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.07 | $10.87 | $11.99 | $12.42 | $8.16 | $10.03 | $11.61 |
| Value at end of period | | | | $10.87 | $11.99 | $12.42 | $8.16 | $10.03 | $11.61 | $10.83 |
| Number of accumulation units outstanding at end of period | | | | 3,271,699 | 3,098,485 | 3,116,838 | 3,832,716 | 3,455,151 | 3,113,938 | 2,679,378 |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $8.25 | $8.31 | $8.80 |
| Value at end of period | | | | | | | | $8.31 | $8.80 | $9.09 |
| Number of accumulation units outstanding at end of period | | | | | | | | 2,703,689 | 2,875,864 | 4,807,901 |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.26 | $9.36 | $9.21 | | | | | | | |
| Value at end of period | $9.96 | $10.26 | $9.36 | | | | | | | |
| Number of accumulation units outstanding at end of period | 23,660,153 | 25,710,826 | 27,999,679 | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.49 | $9.62 | $9.49 | | | | | | | |
| Value at end of period | $10.31 | $10.49 | $9.62 | | | | | | | |
| Number of accumulation units outstanding at end of period | 12,280,940 | 13,847,272 | 14,888,749 | | | | | | | |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.60 | $9.85 | $9.75 | | | | | | | |
| Value at end of period | $10.63 | $10.60 | $9.85 | | | | | | | |
| Number of accumulation units outstanding at end of period | 7,634,659 | 8,948,023 | 9,835,817 | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.97 | $12.65 | $9.99 | | | | | | | |
| Value at end of period | $14.26 | $13.97 | $12.65 | | | | | | | |
| Number of accumulation units outstanding at end of period | 623,596 | 621,152 | 723,428 | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $8.92 | $8.11 | $6.69 | $10.26 | | | | | | |
| Value at end of period | $8.95 | $8.92 | $8.11 | $6.69 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,342,300 | 2,936,570 | 3,311,747 | 70,825 | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.61 | $12.47 | $10.35 | | | | | | | |
| Value at end of period | $13.44 | $13.61 | $12.47 | | | | | | | |
| Number of accumulation units outstanding at end of period | 221,530 | 224,171 | 118,763 | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $16.01 | $12.96 | $10.34 | | | | | | | |
| Value at end of period | $15.38 | $16.01 | $12.96 | | | | | | | |
| Number of accumulation units outstanding at end of period | 992,399 | 1,252,894 | 1,184,289 | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.29 | $8.39 | $6.11 | $10.36 | | | | | | |
| Value at end of period | $9.89 | $10.29 | $8.39 | $6.11 | | | | | | |
| Number of accumulation units outstanding at end of period | 476,109 | 674,522 | 678,895 | 178,288 | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.68 | $8.63 | $6.95 | $10.06 | | | | | | |
| Value at end of period | $10.05 | $10.68 | $8.63 | $6.95 | | | | | | |
| Number of accumulation units outstanding at end of period | 895,890 | 1,054,400 | 769,485 | 523,436 | | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.16 | $7.06 | $5.50 | $8.57 | $7.94 | $7.20 | $6.73 | | | |
| Value at end of period | $9.04 | $9.16 | $7.06 | $5.50 | $8.57 | $7.94 | $7.20 | | | |
| Number of accumulation units outstanding at end of period | 523,504 | 580,520 | 644,943 | 732,042 | 939,894 | 1,367,397 | 1,411,612 | | | |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.85 | $8.91 | $7.13 | $10.05 | | | | | | |
| Value at end of period | $10.37 | $10.85 | $8.91 | $7.13 | | | | | | |
| Number of accumulation units outstanding at end of period | 469,399 | 494,420 | 417,162 | 703,123 | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $47.32 | $42.26 | $32.30 | $45.37 | $44.26 | $39.31 | $37.15 | | | |
| Value at end of period | $47.82 | $47.32 | $42.26 | $32.30 | $45.37 | $44.26 | $39.31 | | | |
| Number of accumulation units outstanding at end of period | 3,580,246 | 4,075,631 | 4,426,485 | 4,902,623 | 5,191,113 | 5,411,561 | 5,593,875 | | | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $28.29 | $25.06 | $20.42 | $32.34 | $31.95 | $27.32 | $26.77 | | | |
| Value at end of period | $27.54 | $28.29 | $25.06 | $20.42 | $32.34 | $31.95 | $27.32 | | | |
| Number of accumulation units outstanding at end of period | 1,569,363 | 1,710,923 | 1,863,854 | 1,928,956 | 2,150,982 | 2,435,514 | 2,579,967 | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $9.21 | $8.04 | $5.74 | $10.15 | $10.10 | | | | | |
| Value at end of period | $8.92 | $9.21 | $8.04 | $5.74 | $10.15 | | | | | |
| Number of accumulation units outstanding at end of period | 659,446 | 604,139 | 674,879 | 195,992 | 158,947 | | | | | |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.37 | $11.96 | $8.85 | $17.86 | $15.08 | $12.38 | $10.02 | | | |
| Value at end of period | $11.51 | $13.37 | $11.96 | $8.85 | $17.86 | $15.08 | $12.38 | | | |
| Number of accumulation units outstanding at end of period | 836,742 | 901,392 | 1,037,305 | 1,373,994 | 1,510,517 | 1,142,975 | 901,211 | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.16 | $9.53 | $7.36 | $12.62 | $11.15 | $10.30 | | | | |
| Value at end of period | $8.76 | $10.16 | $9.53 | $7.36 | $12.62 | $11.15 | | | | |
| Number of accumulation units outstanding at end of period | 1,390,250 | 1,654,953 | 1,636,070 | 1,372,927 | 736,724 | 278,154 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.41 | $19.29 | $14.85 | $25.06 | $24.92 | $20.82 | $19.29 | | | |
| Value at end of period | $18.90 | $20.41 | $19.29 | $14.85 | $25.06 | $24.92 | $20.82 | | | |
| Number of accumulation units outstanding at end of period | 877,409 | 1,057,096 | 1,191,389 | 1,253,473 | 1,456,654 | 1,566,073 | 1,545,865 | | | |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $10.92 | $10.01 | $7.06 | $11.96 | $11.39 | $10.03 | | | | |
| Value at end of period | $9.30 | $10.92 | $10.01 | $7.06 | $11.96 | $11.39 | | | | |
| Number of accumulation units outstanding at end of period | 36,260 | 39,166 | 42,576 | 48,574 | 70,916 | 36,474 | | | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.96 | $10.54 | $10.17 | $9.99 | | | | | | |
| Value at end of period | $11.51 | $10.96 | $10.54 | $10.17 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,537,962 | 1,315,740 | 1,307,591 | 927,557 | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.21 | $10.10 | $7.82 | $13.27 | $13.39 | $11.93 | $11.21 | | | |
| Value at end of period | $10.71 | $11.21 | $10.10 | $7.82 | $13.27 | $13.39 | $11.93 | | | |
| Number of accumulation units outstanding at end of period | 26,870 | 29,620 | 33,028 | 35,559 | 51,489 | 97,176 | 19,477 | | | |
| **ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $8.03 | $7.73 | $6.05 | $9.95 | | | | | | |
| Value at end of period | $7.58 | $8.03 | $7.73 | $6.05 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,230,977 | 1,372,236 | 1,557,832 | 996,625 | | | | | | |

ES II

# Condensed Financial Information (continued)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **INVESCO V.I. LEISURE FUND** (Fund first available during May 2002) | | | | | | | | | | |
| Value at beginning of period | | | | $11.84 | $11.49 | $14.06 | $13.69 | $7.66 | $9.99 | $11.95 |
| Value at end of period | | | | $11.49 | $14.06 | $13.69 | $7.66 | $9.99 | $11.95 | $11.29 |
| Number of accumulation units outstanding at end of period | | | | 352,163 | 269,235 | 230,164 | 178,445 | 139,559 | 118,821 | 106,637 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | | | | $8.73 | $8.81 | $9.83 | $9.99 | $6.12 | $7.47 | $8.26 |
| Value at end of period | | | | $8.81 | $9.83 | $9.99 | $6.12 | $7.47 | $8.26 | $8.11 |
| Number of accumulation units outstanding at end of period | | | | 743,586 | 433,675 | 252,067 | 169,003 | 149,993 | 130,992 | 116,744 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | | | | $9.19 | $9.76 | $11.26 | $12.67 | $6.97 | $9.05 | $9.12 |
| Value at end of period | | | | $9.76 | $11.26 | $12.67 | $6.97 | $9.05 | $9.12 | $8.16 |
| Number of accumulation units outstanding at end of period | | | | 237,235 | 125,928 | 87,075 | 74,237 | 58,519 | 54,520 | 47,924 |
| **PROFUND VP RISING RATES OPPORTUNITY** (Fund first available during October 2003) | | | | | | | | | | |
| Value at beginning of period | | | | $8.18 | $7.40 | $8.01 | $7.45 | $4.54 | $5.89 | $4.86 |
| Value at end of period | | | | $7.40 | $8.01 | $7.45 | $4.54 | $5.89 | $4.86 | $2.98 |
| Number of accumulation units outstanding at end of period | | | | 425,290 | 513,019 | 310,053 | 175,733 | 152,633 | 130,604 | 116,176 |

## Separate Account Annual Charges of 1.85%

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.08 | $7.97 | $9.45 | $10.19 |
| Value at end of period | | | | | | | $7.97 | $9.45 | $10.19 | $9.63 |
| Number of accumulation units outstanding at end of period | | | | | | | 1,238,981 | 2,289,265 | 2,659,829 | 2,768,651 |
| **COLUMBIA SMALL CAP VALUE FUND VS** (Fund first available during November 2003) | | | | | | | | | | |
| Value at beginning of period | | $10.00 | $13.81 | $16.61 | $17.20 | $20.15 | $19.26 | $13.58 | $16.67 | $20.69 |
| Value at end of period | | $13.81 | $16.61 | $17.20 | $20.15 | $19.26 | $13.58 | $16.67 | $20.69 | $19.06 |
| Number of accumulation units outstanding at end of period | | 288,410 | 1,860,639 | 1,875,440 | 1,483,586 | 1,276,341 | 1,007,369 | 874,057 | 759,123 | 672,441 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.78 | $12.34 | $13.50 | $15.54 | $8.74 | $11.62 | $13.34 |
| Value at end of period | | | | $12.34 | $13.50 | $15.54 | $8.74 | $11.62 | $13.34 | $12.73 |
| Number of accumulation units outstanding at end of period | | | | 778,454 | 1,267,701 | 1,486,370 | 1,602,259 | 1,489,027 | 1,254,174 | 1,084,441 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.57 | $7.78 | $9.93 | $10.84 | $11.24 | $13.23 | $13.15 | $7.38 | $9.41 | $10.61 |
| Value at end of period | $7.78 | $9.93 | $10.84 | $11.24 | $13.23 | $13.15 | $7.38 | $9.41 | $10.61 | $10.48 |
| Number of accumulation units outstanding at end of period | 70,754 | 1,139,372 | 2,147,646 | 2,040,316 | 1,880,927 | 1,648,785 | 1,385,760 | 1,195,771 | 1,090,666 | 1,003,077 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.05 | $7.17 | $8.68 | $9.54 |
| Value at end of period | | | | | | | $7.17 | $8.68 | $9.54 | $9.44 |
| Number of accumulation units outstanding at end of period | | | | | | | 614,587 | 788,152 | 789,390 | 754,507 |
| **ING AMERICAN FUNDS BOND PORTFOLIO** (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.01 | $8.81 | $9.70 | $10.10 |
| Value at end of period | | | | | | | $8.81 | $9.70 | $10.10 | $10.48 |
| Number of accumulation units outstanding at end of period | | | | | | | 779,965 | 1,264,545 | 1,236,491 | 1,111,847 |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.91 | | | | | | | | | |
| Value at end of period | $9.28 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 28,226 | | | | | | | | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $13.65 | $11.78 | $8.65 | $15.83 | $14.43 | $13.41 | $11.81 | $10.76 | $10.00 | |
| Value at end of period | $12.76 | $13.65 | $11.78 | $8.65 | $15.83 | $14.43 | $13.41 | $11.81 | $10.76 | |
| Number of accumulation units outstanding at end of period | 6,712,507 | 7,652,669 | 8,525,478 | 9,047,366 | 9,238,418 | 9,928,969 | 10,461,932 | 9,623,914 | 911,850 | |
| **ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.08 | | | | | | | | | |
| Value at end of period | $8.78 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 16,252 | | | | | | | | | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $18.03 | $17.22 | $12.33 | $21.83 | $18.63 | $16.03 | $13.51 | $11.60 | $10.00 | |
| Value at end of period | $15.15 | $18.03 | $17.22 | $12.33 | $21.83 | $18.63 | $16.03 | $13.51 | $11.60 | |
| Number of accumulation units outstanding at end of period | 2,372,737 | 2,760,607 | 2,933,889 | 2,964,726 | 3,112,536 | 3,154,918 | 3,093,402 | 2,651,973 | 255,174 | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2008) | | | | | | | | | | |
| Value at beginning of period | $13.26 | $11.99 | $9.07 | $8.48 | | | | | | |
| Value at end of period | $12.25 | $13.26 | $11.99 | $9.07 | | | | | | |
| Number of accumulation units outstanding at end of period | 281,712 | 193,520 | 159,356 | 7,623 | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.73 | $13.09 | $11.10 | $20.06 | $17.55 | $13.84 | $12.22 | $10.56 | $8.20 | $10.00 |
| Value at end of period | $10.54 | $13.73 | $13.09 | $11.10 | $20.06 | $17.55 | $13.84 | $12.22 | $10.56 | $8.20 |
| Number of accumulation units outstanding at end of period | 1,230,135 | 1,418,547 | 1,634,201 | 1,559,822 | 1,710,600 | 1,790,936 | 1,683,878 | 1,434,654 | 122,689 | 12,519 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.28 | $9.89 | $7.45 | $12.92 | $12.41 | $10.97 | $9.90 | | | |
| Value at end of period | $12.32 | $12.28 | $9.89 | $7.45 | $12.92 | $12.41 | $10.97 | | | |
| Number of accumulation units outstanding at end of period | 523,132 | 616,566 | 720,914 | 518,944 | 377,326 | 306,935 | 177,512 | | | |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $11.04 | $10.52 | $8.92 | $12.75 | $11.96 | $10.70 | $9.88 | $10.00 | | |
| Value at end of period | $11.36 | $11.04 | $10.52 | $8.92 | $12.75 | $11.96 | $10.70 | $9.88 | | |
| Number of accumulation units outstanding at end of period | 718,769 | 734,124 | 842,964 | 943,090 | 1,027,931 | 1,209,026 | 1,373,293 | 346,575 | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $10.92 | $10.55 | $9.87 | | | | | | | |
| Value at end of period | $12.01 | $10.92 | $10.55 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,159,417 | 692,595 | 241,705 | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.96 | $9.85 | $7.71 | $12.89 | $12.30 | $11.70 | $10.80 | $9.91 | $7.95 | $10.00 |
| Value at end of period | $10.59 | $10.96 | $9.85 | $7.71 | $12.89 | $12.30 | $11.70 | $10.80 | $9.91 | $7.95 |
| Number of accumulation units outstanding at end of period | 652,593 | 687,936 | 878,277 | 771,755 | 882,135 | 1,039,480 | 1,163,084 | 215,008 | 145,460 | 26,080 |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.26 | $9.71 | $6.48 | $9.99 | | | | | | |
| Value at end of period | $9.88 | $11.26 | $9.71 | $6.48 | | | | | | |
| Number of accumulation units outstanding at end of period | 684,378 | 871,634 | 913,440 | 683,676 | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.62 | $9.33 | $7.12 | $12.36 | $13.58 | $11.42 | | | | |
| Value at end of period | $9.87 | $10.62 | $9.33 | $7.12 | $12.36 | $13.58 | | | | |
| Number of accumulation units outstanding at end of period | 194,704 | 250,058 | 350,244 | 383,538 | 295,273 | 110,050 | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $60.76 | $48.37 | $36.26 | $60.10 | $74.44 | $55.10 | $48.06 | $35.55 | $26.29 | $26.74 |
| Value at end of period | $65.30 | $60.76 | $48.37 | $36.26 | $60.10 | $74.44 | $55.10 | $48.06 | $35.55 | $26.29 |
| Number of accumulation units outstanding at end of period | 213,189 | 261,299 | 303,244 | 351,231 | 442,430 | 662,678 | 749,065 | 816,745 | 462,356 | 222,333 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $9.86 | $8.02 | $6.55 | $10.13 | $10.02 | $10.05 | | | | |
| Value at end of period | $9.42 | $9.86 | $8.02 | $6.55 | $10.13 | $10.02 | | | | |
| Number of accumulation units outstanding at end of period | 344,970 | 437,170 | 485,588 | 707,626 | 378,257 | 235,115 | | | | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during December 2005) | | | | | | | | | | |
| Value at beginning of period | $9.59 | $8.72 | $6.75 | $11.32 | $11.07 | $9.91 | $9.99 | | | |
| Value at end of period | $8.97 | $9.59 | $8.72 | $6.75 | $11.32 | $11.07 | $9.91 | | | |
| Number of accumulation units outstanding at end of period | 450,004 | 516,509 | 531,825 | 490,643 | 326,228 | 244,618 | 10,669 | | | |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | | | | |
| Value at beginning of period | $8.50 | $6.94 | $5.80 | $10.38 | $10.31 | | | | | |
| Value at end of period | $7.58 | $8.50 | $6.94 | $5.80 | $10.38 | | | | | |
| Number of accumulation units outstanding at end of period | 200,925 | 245,682 | 120,437 | 94,171 | 44,308 | | | | | |
| **ING EURO STOXX 50® INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $8.74 | $9.80 | $10.14 | | | | | | | |
| Value at end of period | $7.10 | $8.74 | $9.80 | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,141 | 54,869 | 4,104 | | | | | | | |
| **ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.63 | $13.20 | $9.66 | $16.18 | $14.40 | $13.11 | $11.42 | $9.38 | $7.16 | $9.04 |
| Value at end of period | $14.54 | $16.63 | $13.20 | $9.66 | $16.18 | $14.40 | $13.11 | $11.42 | $9.38 | $7.16 |
| Number of accumulation units outstanding at end of period | 1,662,045 | 2,097,968 | 2,409,338 | 2,558,483 | 2,961,718 | 2,152,320 | 2,416,092 | 1,529,322 | 1,113,986 | 532,775 |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.95 | $9.87 | $7.62 | $10.97 | $10.89 | $9.99 | | | | |
| Value at end of period | $11.02 | $10.95 | $9.87 | $7.62 | $10.97 | $10.89 | | | | |
| Number of accumulation units outstanding at end of period | 844,774 | 820,797 | 1,016,726 | 768,295 | 780,229 | 465,890 | | | | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $9.84 | $8.99 | $7.24 | $11.85 | $12.42 | | | | | |
| Value at end of period | $9.58 | $9.84 | $8.99 | $7.24 | $11.85 | | | | | |
| Number of accumulation units outstanding at end of period | 336,154 | 387,640 | 358,723 | 397,819 | 379,401 | | | | | |

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $8.40 | $7.73 | $6.04 | $9.58 | $10.09 | | | | | |
| Value at end of period | $8.14 | $8.40 | $7.73 | $6.04 | $9.58 | | | | | |
| Number of accumulation units outstanding at end of period | 1,059,182 | 1,285,419 | 1,211,534 | 1,091,374 | 309,667 | | | | | |
| **ING FTSE 100 INDEX® PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $10.96 | $10.25 | $10.65 | | | | | | | |
| Value at end of period | $10.31 | $10.96 | $10.25 | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,736 | 9,228 | 798 | | | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.96 | | | | | | | | | |
| Value at end of period | $8.82 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 273,085 | | | | | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $40.42 | $33.85 | $25.08 | $43.31 | $33.11 | $27.79 | $20.55 | $19.68 | $13.17 | $13.31 |
| Value at end of period | $36.04 | $40.42 | $33.85 | $25.08 | $43.31 | $33.11 | $27.79 | $20.55 | $19.68 | $13.17 |
| Number of accumulation units outstanding at end of period | 417,455 | 488,119 | 599,136 | 663,392 | 678,532 | 668,718 | 683,979 | 695,317 | 591,336 | 389,188 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.99 | | | | | | | | | |
| Value at end of period | $9.53 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,120,278 | | | | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $8.66 | $7.75 | $6.07 | $9.95 | $9.83 | | | | | |
| Value at end of period | $8.45 | $8.66 | $7.75 | $6.07 | $9.95 | | | | | |
| Number of accumulation units outstanding at end of period | 4,564,455 | 2,961,017 | 3,239,497 | 2,455,632 | 802 | | | | | |
| **ING HANG SENG INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.64 | $12.92 | $9.99 | | | | | | | |
| Value at end of period | $10.92 | $13.64 | $12.92 | | | | | | | |
| Number of accumulation units outstanding at end of period | 69,593 | 125,473 | 99,482 | | | | | | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | | |
| Value at beginning of period | $9.46 | $8.48 | $7.03 | $11.44 | $11.12 | $9.92 | $9.61 | $8.88 | $10.00 | |
| Value at end of period | $9.26 | $9.46 | $8.48 | $7.03 | $11.44 | $11.12 | $9.92 | $9.61 | $8.88 | |
| Number of accumulation units outstanding at end of period | 647,519 | 724,865 | 802,033 | 872,801 | 988,345 | 1,003,427 | 1,140,505 | 1,130,196 | 454,342 | |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $12.36 | $10.35 | $8.02 | $13.13 | $12.71 | $11.87 | $10.91 | $9.46 | | |
| Value at end of period | $11.96 | $12.36 | $10.35 | $8.02 | $13.13 | $12.71 | $11.87 | $10.91 | | |
| Number of accumulation units outstanding at end of period | 232,342 | 261,091 | 316,701 | 375,334 | 526,007 | 625,859 | 679,265 | 317,698 | | |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $11.66 | $9.70 | $7.94 | $12.19 | $13.28 | $11.92 | $11.31 | $9.22 | | |
| Value at end of period | $11.33 | $11.66 | $9.70 | $7.94 | $12.19 | $13.28 | $11.92 | $11.31 | | |
| Number of accumulation units outstanding at end of period | 178,905 | 198,366 | 221,306 | 284,209 | 408,357 | 494,278 | 509,167 | 249,953 | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.74 | $11.85 | $10.85 | $12.10 | $11.67 | $11.46 | $11.34 | $11.04 | $10.61 | $10.00 |
| Value at end of period | $13.42 | $12.74 | $11.85 | $10.85 | $12.10 | $11.67 | $11.46 | $11.34 | $11.04 | $10.61 |
| Number of accumulation units outstanding at end of period | 1,806,469 | 1,963,729 | 2,071,861 | 2,271,231 | 2,180,790 | 2,180,720 | 1,965,087 | 1,993,255 | 650,222 | 564,471 |

ES II

CFI 60

**Condensed Financial Information (continued)**

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.27 | $6.04 | $7.56 | $7.99 |
| Value at end of period | | | | | | | $6.04 | $7.56 | $7.99 | $6.87 |
| Number of accumulation units outstanding at end of period | | | | | | | 44,123 | 250,060 | 233,418 | 132,802 |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $12.07 | $12.26 | $13.94 | $13.37 | $8.33 | $10.51 | $11.88 |
| Value at end of period | | | | $12.26 | $13.94 | $13.37 | $8.33 | $10.51 | $11.88 | $11.42 |
| Number of accumulation units outstanding at end of period | | | | 3,505,743 | 3,095,553 | 2,808,346 | 2,360,477 | 2,199,381 | 2,089,804 | 1,958,358 |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.16 | $10.83 | $11.94 | $12.11 | $9.08 | $10.91 | $12.00 |
| Value at end of period | | | | $10.83 | $11.94 | $12.11 | $9.08 | $10.91 | $12.00 | $11.62 |
| Number of accumulation units outstanding at end of period | | | | 94,700 | 144,283 | 154,889 | 602,759 | 545,405 | 515,888 | 472,601 |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.82 | $17.42 | $21.86 | $24.49 | $26.46 | $30.12 | $30.33 | $20.17 | $24.54 | $27.10 |
| Value at end of period | $17.42 | $21.86 | $24.49 | $26.46 | $30.12 | $30.33 | $20.17 | $24.54 | $27.10 | $26.02 |
| Number of accumulation units outstanding at end of period | 274,359 | 619,369 | 860,950 | 827,055 | 832,725 | 666,929 | 550,028 | 498,320 | 480,043 | 378,441 |
| **ING JAPAN TOPIX INDEX® PORTFOLIO** | | | | | | | | | | |
| (Fund first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.77 | $9.85 | $10.99 |
| Value at end of period | | | | | | | | $9.85 | $10.99 | $9.30 |
| Number of accumulation units outstanding at end of period | | | | | | | | 696 | 41,311 | 13,497 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $6.96 | $6.10 | $8.77 | $10.14 | $13.42 | $17.89 | $24.31 | $11.63 | $19.58 | $23.12 |
| Value at end of period | $6.10 | $8.77 | $10.14 | $13.42 | $17.89 | $24.31 | $11.63 | $19.58 | $23.12 | $18.55 |
| Number of accumulation units outstanding at end of period | 89,889 | 380,832 | 746,275 | 1,078,138 | 1,160,227 | 1,257,355 | 984,359 | 952,923 | 755,381 | 757,491 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | $9.90 | $11.28 | $12.01 | $13.74 | $13.80 | $9.07 | $11.18 | $13.50 |
| Value at end of period | | | $11.28 | $12.01 | $13.74 | $13.80 | $9.07 | $11.18 | $13.50 | $13.49 |
| Number of accumulation units outstanding at end of period | | | 65,652 | 99,231 | 86,820 | 53,029 | 53,583 | 111,572 | 177,381 | 221,392 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $7.82 | $10.30 | $13.63 | $12.96 | $14.84 | $14.31 | $9.84 | $12.30 | $15.30 |
| Value at end of period | $7.82 | $10.30 | $13.63 | $12.96 | $14.84 | $14.31 | $9.84 | $12.30 | $15.30 | $14.82 |
| Number of accumulation units outstanding at end of period | 54,218 | 376,174 | 784,755 | 785,793 | 743,578 | 643,923 | 502,354 | 462,993 | 544,852 | 439,797 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | $9.98 | $10.45 | $10.67 | $11.06 | $12.11 | $8.61 | $12.04 | $13.51 |
| Value at end of period | | | $10.45 | $10.67 | $11.06 | $12.11 | $8.61 | $12.04 | $13.51 | $13.56 |
| Number of accumulation units outstanding at end of period | | | 23,823 | 38,432 | 32,011 | 24,522 | 47,804 | 290,470 | 305,317 | 913,634 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Fund first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $10.04 |
| Value at end of period | | | | | | | | | | $10.01 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 327,575 |
| **ING LIMITED MATURITY BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.94 | $18.89 | $19.07 | $18.97 | $18.93 | $19.29 | $20.02 | $19.61 | $20.62 | $20.88 |
| Value at end of period | $18.89 | $19.07 | $18.97 | $18.93 | $19.29 | $20.02 | $19.61 | $20.62 | $20.88 | $20.73 |
| Number of accumulation units outstanding at end of period | 457,642 | 750,831 | 466,124 | 356,114 | 259,084 | 191,897 | 160,889 | 137,918 | 121,458 | 103,048 |

ES II

# Condensed Financial Information (continued)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.91 | $14.85 | $14.68 | $14.54 | $14.67 | $15.08 | $15.53 | $15.61 | $15.37 | $15.09 |
| Value at end of period | $14.85 | $14.68 | $14.54 | $14.67 | $15.08 | $15.53 | $15.61 | $15.37 | $15.09 | $14.82 |
| Number of accumulation units outstanding at end of period | 749,575 | 953,624 | 1,339,734 | 813,852 | 953,645 | 1,246,197 | 3,532,830 | 1,956,517 | 1,453,004 | 1,459,797 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.75 | $10.20 | $13.28 | $14.66 | $15.67 | $16.14 | $18.09 | $10.60 | $13.42 | $15.78 |
| Value at end of period | $10.20 | $13.28 | $14.66 | $15.67 | $16.14 | $18.09 | $10.60 | $13.42 | $15.78 | $15.23 |
| Number of accumulation units outstanding at end of period | 464,261 | 1,329,455 | 1,913,665 | 1,674,635 | 1,389,648 | 1,313,886 | 1,197,888 | 1,070,424 | 1,023,358 | 942,911 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.88 | $18.52 | $21.22 | $23.15 | $23.38 | $25.69 | $26.22 | $19.98 | $23.12 | $24.93 |
| Value at end of period | $18.52 | $21.22 | $23.15 | $23.38 | $25.69 | $26.22 | $19.98 | $23.12 | $24.93 | $24.86 |
| Number of accumulation units outstanding at end of period | 865,415 | 1,739,276 | 2,327,130 | 2,156,039 | 1,727,427 | 1,488,464 | 1,287,947 | 1,148,613 | 1,031,229 | 942,041 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.14 | $11.36 | $14.59 | $18.24 | $11.15 | $14.53 | $16.22 |
| Value at end of period | | | | $11.36 | $14.59 | $18.24 | $11.15 | $14.53 | $16.22 | $16.94 |
| Number of accumulation units outstanding at end of period | | | | 873,349 | 868,911 | 1,051,769 | 906,506 | 837,613 | 754,148 | 752,323 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2004) | | | | | | | | | | |
| Value at beginning of period | | | $7.05 | $7.39 | $7.99 | $8.44 | $10.40 | $6.35 | $8.80 | $11.22 |
| Value at end of period | | | $7.39 | $7.99 | $8.44 | $10.40 | $6.35 | $8.80 | $11.22 | $10.93 |
| Number of accumulation units outstanding at end of period | | | 629,731 | 413,074 | 291,427 | 223,203 | 1,851,371 | 1,726,452 | 1,723,943 | 1,536,337 |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $8.82 | $10.93 | $12.08 | $13.20 | $15.72 | $16.93 | $11.87 | $15.02 | $16.79 |
| Value at end of period | $8.82 | $10.93 | $12.08 | $13.20 | $15.72 | $16.93 | $11.87 | $15.02 | $16.79 | $17.97 |
| Number of accumulation units outstanding at end of period | 130,192 | 360,519 | 825,112 | 879,134 | 840,206 | 731,716 | 638,483 | 581,099 | 604,358 | 568,944 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $8.14 | $8.43 | $10.58 | $11.85 |
| Value at end of period | | | | | | | $8.43 | $10.58 | $11.85 | $11.11 |
| Number of accumulation units outstanding at end of period | | | | | | | 1,603 | 36,203 | 121,033 | 112,568 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.91 | $12.13 | $14.01 | $14.62 | $8.54 | $11.68 | $13.28 |
| Value at end of period | | | | $12.13 | $14.01 | $14.62 | $8.54 | $11.68 | $13.28 | $11.94 |
| Number of accumulation units outstanding at end of period | | | | 56,426 | 192,486 | 227,755 | 260,441 | 222,438 | 211,590 | 224,975 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | $10.00 | $10.79 | $11.05 | $11.81 | $11.92 | $9.07 | $13.29 | $14.91 |
| Value at end of period | | | $10.79 | $11.05 | $11.81 | $11.92 | $9.07 | $13.29 | $14.91 | $15.28 |
| Number of accumulation units outstanding at end of period | | | 3,220,096 | 2,873,390 | 2,675,342 | 2,345,811 | 1,757,351 | 1,489,967 | 1,629,416 | 1,526,830 |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.47 | $12.24 | $12.58 | $12.95 | $13.02 | $13.34 | $14.27 | $14.59 | $16.39 | $17.32 |
| Value at end of period | $12.24 | $12.58 | $12.95 | $13.02 | $13.34 | $14.27 | $14.59 | $16.39 | $17.32 | $17.59 |
| Number of accumulation units outstanding at end of period | 1,325,734 | 1,759,464 | 2,114,845 | 1,973,149 | 1,711,242 | 1,896,069 | 3,680,967 | 4,546,566 | 3,860,381 | 3,397,061 |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.16 | $10.95 | $12.55 | $12.94 | $8.29 | $10.10 | $11.48 |
| Value at end of period | | | | $10.95 | $12.55 | $12.94 | $8.29 | $10.10 | $11.48 | $10.76 |
| Number of accumulation units outstanding at end of period | | | | 603,300 | 531,191 | 429,444 | 349,592 | 321,785 | 230,935 | 222,223 |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.58 | $10.00 | $8.14 | $12.41 | $11.98 | $10.86 | $10.07 | | | |
| Value at end of period | $10.80 | $11.58 | $10.00 | $8.14 | $12.41 | $11.98 | $10.86 | | | |
| Number of accumulation units outstanding at end of period | 2,840,483 | 3,178,946 | 3,593,509 | 3,920,526 | 4,055,381 | 4,429,284 | 5,017,559 | | | |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $8.80 | $8.31 | $8.25 | | | | | | | |
| Value at end of period | $9.08 | $8.80 | $8.31 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,305,965 | 1,266,984 | 958,878 | | | | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.26 | $9.36 | $9.21 | | | | | | | |
| Value at end of period | $9.95 | $10.26 | $9.36 | | | | | | | |
| Number of accumulation units outstanding at end of period | 9,731,750 | 10,459,517 | 11,143,360 | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.48 | $9.62 | $9.49 | | | | | | | |
| Value at end of period | $10.30 | $10.48 | $9.62 | | | | | | | |
| Number of accumulation units outstanding at end of period | 7,226,734 | 7,809,734 | 7,294,923 | | | | | | | |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.59 | $9.85 | $9.75 | | | | | | | |
| Value at end of period | $10.62 | $10.59 | $9.85 | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,431,415 | 4,645,124 | 5,966,132 | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.96 | $12.65 | $10.19 | | | | | | | |
| Value at end of period | $14.24 | $13.96 | $12.65 | | | | | | | |
| Number of accumulation units outstanding at end of period | 952,472 | 1,118,327 | 1,216,920 | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $8.91 | $8.11 | $6.69 | $10.09 | | | | | | |
| Value at end of period | $8.93 | $8.91 | $8.11 | $6.69 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,039,503 | 1,252,326 | 1,447,166 | 142,907 | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.60 | $12.47 | $10.41 | | | | | | | |
| Value at end of period | $13.43 | $13.60 | $12.47 | | | | | | | |
| Number of accumulation units outstanding at end of period | 107,279 | 77,313 | 45,506 | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $16.00 | $12.95 | $9.75 | | | | | | | |
| Value at end of period | $15.36 | $16.00 | $12.95 | | | | | | | |
| Number of accumulation units outstanding at end of period | 660,983 | 749,319 | 800,975 | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.27 | $8.38 | $6.11 | $10.36 | | | | | | |
| Value at end of period | $9.87 | $10.27 | $8.38 | $6.11 | | | | | | |
| Number of accumulation units outstanding at end of period | 330,290 | 301,368 | 214,814 | 85,469 | | | | | | |

ES II

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.66 | $8.62 | $6.95 | $10.06 | | | | | | |
| Value at end of period | $10.03 | $10.66 | $8.62 | $6.95 | | | | | | |
| Number of accumulation units outstanding at end of period | 663,426 | 764,004 | 555,415 | 530,429 | | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.11 | $7.03 | $5.48 | $8.54 | $7.92 | $7.18 | $6.72 | $6.23 | $4.59 | $8.31 |
| Value at end of period | $8.99 | $9.11 | $7.03 | $5.48 | $8.54 | $7.92 | $7.18 | $6.72 | $6.23 | $4.59 |
| Number of accumulation units outstanding at end of period | 635,815 | 707,541 | 788,008 | 886,019 | 1,025,482 | 1,252,118 | 1,408,556 | 1,597,805 | 1,204,050 | 374,677 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.83 | $8.90 | $7.13 | $10.08 | | | | | | |
| Value at end of period | $10.35 | $10.83 | $8.90 | $7.13 | | | | | | |
| Number of accumulation units outstanding at end of period | 328,273 | 233,282 | 187,829 | 123,785 | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $46.80 | $41.81 | $31.97 | $44.94 | $43.86 | $38.98 | $36.86 | $32.20 | $26.20 | $26.56 |
| Value at end of period | $47.26 | $46.80 | $41.81 | $31.97 | $44.94 | $43.86 | $38.98 | $36.86 | $32.20 | $26.20 |
| Number of accumulation units outstanding at end of period | 1,658,943 | 1,951,488 | 2,013,479 | 2,269,322 | 2,458,781 | 2,821,422 | 3,031,655 | 3,088,703 | 1,921,555 | 1,256,046 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $27.98 | $24.80 | $20.21 | $32.03 | $31.66 | $27.09 | $26.55 | $23.55 | $19.17 | $22.50 |
| Value at end of period | $27.22 | $27.98 | $24.80 | $20.21 | $32.03 | $31.66 | $27.09 | $26.55 | $23.55 | $19.17 |
| Number of accumulation units outstanding at end of period | 1,049,862 | 1,115,772 | 1,191,045 | 1,310,977 | 1,453,497 | 1,672,382 | 1,864,736 | 2,005,506 | 1,089,874 | 479,848 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $9.19 | $8.03 | $5.74 | $10.14 | $9.93 | | | | | |
| Value at end of period | $8.90 | $9.19 | $8.03 | $5.74 | $10.14 | | | | | |
| Number of accumulation units outstanding at end of period | 388,192 | 369,012 | 274,869 | 101,945 | 60,796 | | | | | |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.33 | $11.93 | $8.84 | $17.83 | $15.07 | $12.38 | $10.15 | | | |
| Value at end of period | $11.47 | $13.33 | $11.93 | $8.84 | $17.83 | $15.07 | $12.38 | | | |
| Number of accumulation units outstanding at end of period | 443,773 | 468,827 | 516,454 | 642,231 | 720,855 | 632,381 | 628,482 | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.14 | $9.51 | $7.35 | $12.61 | $11.15 | $10.02 | | | | |
| Value at end of period | $8.73 | $10.14 | $9.51 | $7.35 | $12.61 | $11.15 | | | | |
| Number of accumulation units outstanding at end of period | 803,127 | 926,890 | 994,252 | 962,270 | 145,537 | 71,758 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.22 | $19.12 | $14.72 | $24.87 | $24.75 | $20.68 | $19.17 | $17.60 | $13.16 | $16.79 |
| Value at end of period | $18.72 | $20.22 | $19.12 | $14.72 | $24.87 | $24.75 | $20.68 | $19.17 | $17.60 | $13.16 |
| Number of accumulation units outstanding at end of period | 488,659 | 572,904 | 606,331 | 632,626 | 720,026 | 854,833 | 903,228 | 981,190 | 688,343 | 367,450 |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $10.90 | $9.99 | $7.05 | $11.95 | $11.38 | $10.02 | | | | |
| Value at end of period | $9.27 | $10.90 | $9.99 | $7.05 | $11.95 | $11.38 | | | | |
| Number of accumulation units outstanding at end of period | 16,098 | 16,504 | 21,231 | 23,065 | 25,712 | 23,171 | | | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.95 | $10.53 | $10.17 | $10.04 | | | | | | |
| Value at end of period | $11.49 | $10.95 | $10.53 | $10.17 | | | | | | |
| Number of accumulation units outstanding at end of period | 807,129 | 681,132 | 874,710 | 831,230 | | | | | | |

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.17 | $10.07 | $7.80 | $13.25 | $13.37 | $11.92 | $10.97 | | | |
| Value at end of period | $10.67 | $11.17 | $10.07 | $7.80 | $13.25 | $13.37 | $11.92 | | | |
| Number of accumulation units outstanding at end of period | 4,007 | 5,958 | 7,416 | 8,393 | 14,698 | 60,757 | 20,569 | | | |
| **ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | | |
| Value at beginning of period | $8.02 | $7.72 | $6.05 | $9.70 | | | | | | |
| Value at end of period | $7.57 | $8.02 | $7.72 | $6.05 | | | | | | |
| Number of accumulation units outstanding at end of period | 688,315 | 749,998 | 733,757 | 590,056 | | | | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | | | | |
| Value at beginning of period | $11.90 | $9.95 | $7.63 | $13.66 | $14.03 | $11.47 | $11.82 | $10.62 | $8.41 | $10.00 |
| Value at end of period | $11.23 | $11.90 | $9.95 | $7.63 | $13.66 | $14.03 | $11.47 | $11.82 | $10.62 | $8.41 |
| Number of accumulation units outstanding at end of period | 142,978 | 160,817 | 204,073 | 221,649 | 256,195 | 322,386 | 422,849 | 480,559 | 352,917 | 94,574 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $8.22 | $7.44 | $6.09 | $9.96 | $9.80 | $8.79 | $8.71 | $8.16 | $6.62 | $8.87 |
| Value at end of period | $8.07 | $8.22 | $7.44 | $6.09 | $9.96 | $9.80 | $8.79 | $8.71 | $8.16 | $6.62 |
| Number of accumulation units outstanding at end of period | 212,963 | 224,850 | 250,010 | 272,166 | 328,053 | 437,058 | 503,432 | 730,973 | 525,852 | 114,753 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.08 | $9.01 | $6.94 | $12.63 | $11.23 | $9.73 | $9.17 | $8.18 | $6.00 | $8.24 |
| Value at end of period | $8.12 | $9.08 | $9.01 | $6.94 | $12.63 | $11.23 | $9.73 | $9.17 | $8.18 | $6.00 |
| Number of accumulation units outstanding at end of period | 65,105 | 75,918 | 86,369 | 98,592 | 115,609 | 165,860 | 242,501 | 300,855 | 132,491 | 13,789 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| (Fund first available during October 2003) | | | | | | | | | | |
| Value at beginning of period | $4.84 | $5.88 | $4.53 | $7.44 | $7.99 | $7.39 | $8.18 | $9.35 | $10.00 | |
| Value at end of period | $2.97 | $4.84 | $5.88 | $4.53 | $7.44 | $7.99 | $7.39 | $8.18 | $9.35 | |
| Number of accumulation units outstanding at end of period | 188,087 | 191,041 | 198,055 | 248,147 | 337,649 | 511,879 | 581,869 | 524,459 | 382,409 | |

## Separate Account Annual Charges of 1.95%

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $10.16 | $9.44 | $7.96 | $10.08 | | | |
| Value at end of period | $9.60 | $10.16 | $9.44 | $7.96 | | | |
| Number of accumulation units outstanding at end of period | 9,163,770 | 9,731,707 | 8,786,491 | 4,810,195 | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $20.53 | $16.55 | $13.51 | $19.17 | $20.07 | $17.15 | $16.58 |
| Value at end of period | $18.89 | $20.53 | $16.55 | $13.51 | $19.17 | $20.07 | $17.15 |
| Number of accumulation units outstanding at end of period | 337,456 | 373,700 | 427,908 | 464,506 | 548,499 | 661,159 | 649,073 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $14.98 | $13.06 | $9.84 | $17.51 | $15.22 | $13.93 | $12.18 |
| Value at end of period | $14.28 | $14.98 | $13.06 | $9.84 | $17.51 | $15.22 | $13.93 |
| Number of accumulation units outstanding at end of period | 3,523,959 | 3,970,153 | 4,510,559 | 4,486,056 | 3,077,617 | 2,248,140 | 1,009,027 |

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $10.51 | $9.33 | $7.32 | $13.06 | $13.15 | $11.18 | $10.80 |
| Value at end of period | $10.37 | $10.51 | $9.33 | $7.32 | $13.06 | $13.15 | $11.18 |
| Number of accumulation units outstanding at end of period | 715,473 | 774,051 | 833,581 | 901,576 | 1,010,383 | 813,783 | 547,233 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $9.51 | $8.66 | $7.16 | $10.00 | | | |
| Value at end of period | $9.41 | $9.51 | $8.66 | $7.16 | | | |
| Number of accumulation units outstanding at end of period | 3,997,414 | 4,027,563 | 3,982,648 | 2,220,231 | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | |
| Value at beginning of period | $10.07 | $9.68 | $8.80 | $10.03 | | | |
| Value at end of period | $10.43 | $10.07 | $9.68 | $8.80 | | | |
| Number of accumulation units outstanding at end of period | 4,152,297 | 4,313,505 | 4,129,209 | 2,361,763 | | | |
| **ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $10.06 | | | | | | |
| Value at end of period | $9.27 | | | | | | |
| Number of accumulation units outstanding at end of period | 69,320 | | | | | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during September 2003) | | | | | | | |
| Value at beginning of period | $13.55 | $11.71 | $8.61 | $15.76 | $14.38 | $13.37 | $11.80 |
| Value at end of period | $12.65 | $13.55 | $11.71 | $8.61 | $15.76 | $14.38 | $13.37 |
| Number of accumulation units outstanding at end of period | 12,182,359 | 13,344,122 | 14,066,484 | 13,439,437 | 10,172,994 | 8,382,071 | 5,632,392 |
| **ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $10.08 | | | | | | |
| Value at end of period | $8.77 | | | | | | |
| Number of accumulation units outstanding at end of period | 38,229 | | | | | | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | |
| (Fund first available during September 2003) | | | | | | | |
| Value at beginning of period | $17.90 | $17.11 | $12.26 | $21.73 | $18.56 | $16.00 | $13.49 |
| Value at end of period | $15.03 | $17.90 | $17.11 | $12.26 | $21.73 | $18.56 | $16.00 |
| Number of accumulation units outstanding at end of period | 4,771,612 | 5,456,090 | 5,469,638 | 5,030,646 | 3,981,698 | 3,004,812 | 1,757,275 |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | |
| Value at beginning of period | $13.23 | $11.98 | $9.07 | $11.36 | | | |
| Value at end of period | $12.21 | $13.23 | $11.98 | $9.07 | | | |
| Number of accumulation units outstanding at end of period | 1,371,934 | 1,083,472 | 899,347 | 241,755 | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $13.61 | $12.99 | $11.02 | $19.94 | $17.46 | $13.78 | $12.19 |
| Value at end of period | $10.43 | $13.61 | $12.99 | $11.02 | $19.94 | $17.46 | $13.78 |
| Number of accumulation units outstanding at end of period | 2,187,810 | 2,488,105 | 2,895,638 | 2,881,981 | 2,195,699 | 1,466,038 | 692,426 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $12.21 | $9.84 | $7.42 | $12.89 | $12.39 | $10.96 | $10.31 |
| Value at end of period | $12.23 | $12.21 | $9.84 | $7.42 | $12.89 | $12.39 | $10.96 |
| Number of accumulation units outstanding at end of period | 1,832,414 | 1,920,312 | 2,034,794 | 1,705,281 | 1,102,938 | 799,004 | 315,123 |

ES II

CFI 66

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Fund first available during May 2004) | | | | | | | |
| Value at beginning of period | $10.97 | $10.46 | $8.88 | $12.70 | $11.93 | $10.68 | $9.87 |
| Value at end of period | $11.27 | $10.97 | $10.46 | $8.88 | $12.70 | $11.93 | $10.68 |
| Number of accumulation units outstanding at end of period | 1,059,240 | 1,012,203 | 1,054,921 | 920,325 | 670,335 | 474,327 | 345,203 |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $10.91 | $10.54 | $9.88 | | | | |
| Value at end of period | $11.98 | $10.91 | $10.54 | | | | |
| Number of accumulation units outstanding at end of period | 3,095,975 | 1,335,718 | 736,563 | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during March 2005) | | | | | | | |
| Value at beginning of period | $10.87 | $9.77 | $7.65 | $12.81 | $12.24 | $11.65 | $10.74 |
| Value at end of period | $10.49 | $10.87 | $9.77 | $7.65 | $12.81 | $12.24 | $11.65 |
| Number of accumulation units outstanding at end of period | 783,925 | 700,594 | 1,007,156 | 602,909 | 449,216 | 319,126 | 201,000 |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $11.23 | $9.69 | $6.48 | $9.99 | | | |
| Value at end of period | $9.85 | $11.23 | $9.69 | $6.48 | | | |
| Number of accumulation units outstanding at end of period | 1,370,064 | 1,679,055 | 1,620,779 | 878,672 | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | |
| (Fund first available during May 2006) | | | | | | | |
| Value at beginning of period | $10.57 | $9.29 | $7.10 | $12.34 | $13.57 | $11.05 | |
| Value at end of period | $9.82 | $10.57 | $9.29 | $7.10 | $12.34 | $13.57 | |
| Number of accumulation units outstanding at end of period | 962,296 | 1,076,870 | 1,272,193 | 1,232,834 | 604,316 | 167,558 | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | |
| (Fund first available during May 2006) | | | | | | | |
| Value at beginning of period | $59.41 | $47.34 | $35.53 | $58.95 | $73.09 | $54.16 | $47.29 |
| Value at end of period | $63.79 | $59.41 | $47.34 | $35.53 | $58.95 | $73.09 | $54.16 |
| Number of accumulation units outstanding at end of period | 238,603 | 276,898 | 343,912 | 412,439 | 431,099 | 502,995 | 303,357 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | |
| (Fund first available during May 2006) | | | | | | | |
| Value at beginning of period | $9.82 | $7.99 | $6.54 | $10.11 | $10.02 | $9.95 | |
| Value at end of period | $9.37 | $9.82 | $7.99 | $6.54 | $10.11 | $10.02 | |
| Number of accumulation units outstanding at end of period | 1,128,872 | 1,279,028 | 1,440,440 | 1,534,466 | 887,486 | 373,022 | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | |
| (Fund first available during December 2005) | | | | | | | |
| Value at beginning of period | $9.54 | $8.69 | $6.73 | $11.29 | $11.06 | $9.91 | $10.02 |
| Value at end of period | $8.92 | $9.54 | $8.69 | $6.73 | $11.29 | $11.06 | $9.91 |
| Number of accumulation units outstanding at end of period | 2,253,089 | 2,482,365 | 2,512,125 | 2,198,501 | 970,586 | 498,026 | 958 |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | |
| Value at beginning of period | $8.47 | $6.92 | $5.80 | $10.38 | $10.32 | | |
| Value at end of period | $7.55 | $8.47 | $6.92 | $5.80 | $10.38 | | |
| Number of accumulation units outstanding at end of period | 1,448,852 | 1,656,261 | 1,394,715 | 1,331,778 | 377,604 | | |
| **ING EURO STOXX 50® INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | |
| Value at beginning of period | $8.73 | $9.80 | $10.14 | | | | |
| Value at end of period | $7.08 | $8.73 | $9.80 | | | | |
| Number of accumulation units outstanding at end of period | 26,556 | 55,335 | 1,623 | | | | |

ES II

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | |
| (Fund first available during October 2000) | | | | | | | |
| Value at beginning of period | $16.46 | $13.08 | $9.58 | $16.06 | $14.31 | $13.04 | $11.37 |
| Value at end of period | $14.37 | $16.46 | $13.08 | $9.58 | $16.06 | $14.31 | $13.04 |
| Number of accumulation units outstanding at end of period | 1,808,715 | 2,177,702 | 2,387,241 | 2,076,779 | 1,314,412 | 869,051 | 535,373 |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | |
| (Fund first available during May 2006) | | | | | | | |
| Value at beginning of period | $10.90 | $9.84 | $7.60 | $10.96 | $10.88 | $9.99 | |
| Value at end of period | $10.95 | $10.90 | $9.84 | $7.60 | $10.96 | $10.88 | |
| Number of accumulation units outstanding at end of period | 3,219,719 | 3,315,680 | 3,386,163 | 2,759,068 | 1,629,601 | 656,451 | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | |
| Value at beginning of period | $9.80 | $8.96 | $7.22 | $11.84 | $12.53 | | |
| Value at end of period | $9.54 | $9.80 | $8.96 | $7.22 | $11.84 | | |
| Number of accumulation units outstanding at end of period | 1,560,289 | 1,642,758 | 1,634,558 | 1,393,022 | 969,862 | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | |
| Value at beginning of period | $8.37 | $7.71 | $6.03 | $9.57 | $10.09 | | |
| Value at end of period | $8.11 | $8.37 | $7.71 | $6.03 | $9.57 | | |
| Number of accumulation units outstanding at end of period | 8,466,763 | 9,675,208 | 9,647,235 | 8,875,069 | 3,084,070 | | |
| **ING FTSE 100 INDEX® PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | |
| Value at beginning of period | $10.94 | $10.25 | $10.65 | | | | |
| Value at end of period | $10.29 | $10.94 | $10.25 | | | | |
| Number of accumulation units outstanding at end of period | 15,765 | 14,590 | 3,105 | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $9.96 | | | | | | |
| Value at end of period | $8.81 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,097,889 | | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO (CLASS S)** | | | | | | | |
| Value at beginning of period | $39.52 | $33.13 | $24.57 | $42.48 | $32.51 | $27.31 | $20.22 |
| Value at end of period | $35.21 | $39.52 | $33.13 | $24.57 | $42.48 | $32.51 | $27.31 |
| Number of accumulation units outstanding at end of period | 1,073,347 | 1,208,420 | 1,475,926 | 1,454,849 | 878,652 | 524,482 | 246,689 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $9.99 | | | | | | |
| Value at end of period | $9.52 | | | | | | |
| Number of accumulation units outstanding at end of period | 10,457,228 | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | |
| Value at beginning of period | $8.63 | $7.73 | $6.06 | $9.95 | $9.83 | | |
| Value at end of period | $8.42 | $8.63 | $7.73 | $6.06 | $9.95 | | |
| Number of accumulation units outstanding at end of period | 3,801,889 | 1,358,805 | 1,432,459 | 613,853 | 5,374 | | |
| **ING HANG SENG INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $13.61 | $12.91 | $9.99 | | | | |
| Value at end of period | $10.89 | $13.61 | $12.91 | | | | |
| Number of accumulation units outstanding at end of period | 263,363 | 514,972 | 297,731 | | | | |

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | |
| (Fund first available during August 2003) | | | | | | | |
| Value at beginning of period | $9.37 | $8.41 | $6.97 | $11.36 | $11.06 | $9.87 | $9.57 |
| Value at end of period | $9.16 | $9.37 | $8.41 | $6.97 | $11.36 | $11.06 | $9.87 |
| Number of accumulation units outstanding at end of period | 789,755 | 927,565 | 995,207 | 1,099,093 | 1,224,324 | 842,997 | 747,104 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | |
| (Fund first available during May 2004) | | | | | | | |
| Value at beginning of period | $14.12 | $11.84 | $9.19 | $15.05 | $14.58 | $13.63 | $12.54 |
| Value at end of period | $13.65 | $14.12 | $11.84 | $9.19 | $15.05 | $14.58 | $13.63 |
| Number of accumulation units outstanding at end of period | 546,385 | 609,244 | 668,326 | 721,208 | 897,365 | 843,068 | 636,374 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | |
| (Fund first available during November 2003) | | | | | | | |
| Value at beginning of period | $13.92 | $11.59 | $9.49 | $14.59 | $15.92 | $14.30 | $13.59 |
| Value at end of period | $13.51 | $13.92 | $11.59 | $9.49 | $14.59 | $15.92 | $14.30 |
| Number of accumulation units outstanding at end of period | 403,302 | 440,060 | 470,167 | 505,902 | 709,109 | 678,476 | 487,498 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | |
| Value at beginning of period | $12.63 | $11.76 | $10.78 | $12.03 | $11.61 | $11.41 | $11.31 |
| Value at end of period | $13.29 | $12.63 | $11.76 | $10.78 | $12.03 | $11.61 | $11.41 |
| Number of accumulation units outstanding at end of period | 5,863,796 | 6,206,308 | 6,451,426 | 5,718,407 | 4,189,988 | 2,311,169 | 464,500 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $7.97 | $7.55 | $6.04 | $10.30 | | | |
| Value at end of period | $6.84 | $7.97 | $7.55 | $6.04 | | | |
| Number of accumulation units outstanding at end of period | 371,833 | 571,744 | 540,619 | 72,627 | | | |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $11.78 | $10.43 | $8.28 | $13.29 | $13.87 | $12.21 | $12.03 |
| Value at end of period | $11.31 | $11.78 | $10.43 | $8.28 | $13.29 | $13.87 | $12.21 |
| Number of accumulation units outstanding at end of period | 1,385,160 | 1,414,600 | 1,474,475 | 1,390,974 | 1,430,257 | 1,382,804 | 1,051,435 |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $11.93 | $10.86 | $9.05 | $12.07 | $11.92 | $10.82 | $10.15 |
| Value at end of period | $11.54 | $11.93 | $10.86 | $9.05 | $12.07 | $11.92 | $10.82 |
| Number of accumulation units outstanding at end of period | 1,074,103 | 1,103,836 | 1,088,308 | 939,388 | 492,315 | 369,075 | 245,919 |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | |
| Value at beginning of period | $26.63 | $24.14 | $19.86 | $29.89 | $29.72 | $26.13 | $24.21 |
| Value at end of period | $25.54 | $26.63 | $24.14 | $19.86 | $29.89 | $29.72 | $26.13 |
| Number of accumulation units outstanding at end of period | 490,438 | 539,995 | 572,851 | 500,728 | 433,803 | 353,888 | 188,468 |
| **ING JAPAN TOPIX INDEX® PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | |
| Value at beginning of period | $10.97 | $9.85 | $9.77 | | | | |
| Value at end of period | $9.28 | $10.97 | $9.85 | | | | |
| Number of accumulation units outstanding at end of period | 30,902 | 33,251 | 2,545 | | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | |
| Value at beginning of period | $22.82 | $19.34 | $11.50 | $24.07 | $17.73 | $13.31 | $10.07 |
| Value at end of period | $18.29 | $22.82 | $19.34 | $11.50 | $24.07 | $17.73 | $13.31 |
| Number of accumulation units outstanding at end of period | 2,027,389 | 2,059,178 | 2,406,494 | 2,351,662 | 1,761,542 | 1,004,530 | 569,679 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | |
| Value at beginning of period | $16.37 | $13.57 | $11.02 | $16.78 | $16.73 | $14.64 | $13.76 |
| Value at end of period | $16.34 | $16.37 | $13.57 | $11.02 | $16.78 | $16.73 | $14.64 |
| Number of accumulation units outstanding at end of period | 568,733 | 521,278 | 388,927 | 238,668 | 80,300 | 95,586 | 94,036 |

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $15.17 | $12.21 | $9.77 | $14.23 | $14.77 | $12.91 | $13.63 |
| Value at end of period | $14.67 | $15.17 | $12.21 | $9.77 | $14.23 | $14.77 | $12.91 |
| Number of accumulation units outstanding at end of period | 913,590 | 808,465 | 638,318 | 612,948 | 810,007 | 615,365 | 362,665 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during February 2005) | | | | | | | |
| Value at beginning of period | $13.42 | $11.98 | $8.57 | $12.07 | $11.03 | $10.65 | $10.02 |
| Value at end of period | $13.45 | $13.42 | $11.98 | $8.57 | $12.07 | $11.03 | $10.65 |
| Number of accumulation units outstanding at end of period | 1,038,029 | 641,795 | 404,582 | 28,155 | 14,873 | 19,180 | 9,371 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $10.04 | | | | | | |
| Value at end of period | $10.00 | | | | | | |
| Number of accumulation units outstanding at end of period | 195,176 | | | | | | |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | |
| Value at beginning of period | $14.76 | $15.05 | $15.30 | $15.23 | $14.80 | $14.42 | $14.31 |
| Value at end of period | $14.47 | $14.76 | $15.05 | $15.30 | $15.23 | $14.80 | $14.42 |
| Number of accumulation units outstanding at end of period | 4,195,103 | 3,726,691 | 4,944,633 | 6,218,579 | 1,844,856 | 953,694 | 465,550 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | |
| Value at beginning of period | $15.55 | $13.23 | $10.46 | $17.87 | $15.97 | $15.52 | $14.53 |
| Value at end of period | $14.99 | $15.55 | $13.23 | $10.46 | $17.87 | $15.97 | $15.52 |
| Number of accumulation units outstanding at end of period | 1,040,101 | 1,097,675 | 1,091,475 | 978,977 | 726,563 | 525,510 | 388,372 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | |
| Value at beginning of period | $24.52 | $22.77 | $19.69 | $25.87 | $25.37 | $23.11 | $22.91 |
| Value at end of period | $24.43 | $24.52 | $22.77 | $19.69 | $25.87 | $25.37 | $23.11 |
| Number of accumulation units outstanding at end of period | 955,563 | 1,051,675 | 1,093,601 | 953,779 | 829,732 | 751,117 | 593,459 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $16.12 | $14.46 | $11.11 | $18.19 | $14.56 | $11.35 | $10.14 |
| Value at end of period | $16.82 | $16.12 | $14.46 | $11.11 | $18.19 | $14.56 | $11.35 |
| Number of accumulation units outstanding at end of period | 2,710,114 | 2,258,340 | 2,474,999 | 2,312,150 | 1,455,255 | 800,077 | 371,810 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Fund first available during April 2004) | | | | | | | |
| Value at beginning of period | $11.11 | $8.72 | $6.31 | $10.33 | $8.39 | $7.95 | $7.36 |
| Value at end of period | $10.81 | $11.11 | $8.72 | $6.31 | $10.33 | $8.39 | $7.95 |
| Number of accumulation units outstanding at end of period | 1,287,437 | 1,172,403 | 647,451 | 576,021 | 43,460 | 45,890 | 45,902 |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $16.64 | $14.90 | $11.79 | $16.83 | $15.65 | $13.15 | $12.05 |
| Value at end of period | $17.79 | $16.64 | $14.90 | $11.79 | $16.83 | $15.65 | $13.15 |
| Number of accumulation units outstanding at end of period | 1,432,949 | 1,201,062 | 1,028,934 | 932,107 | 897,716 | 682,291 | 443,052 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | |
| Value at beginning of period | $11.82 | $10.57 | $8.43 | $9.15 | | | |
| Value at end of period | $11.08 | $11.82 | $10.57 | $8.43 | | | |
| Number of accumulation units outstanding at end of period | 203,116 | 200,920 | 144,302 | 40,406 | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $14.59 | $12.85 | $9.41 | $16.12 | $15.46 | $13.41 | $12.07 |
| Value at end of period | $13.11 | $14.59 | $12.85 | $9.41 | $16.12 | $15.46 | $13.41 |
| Number of accumulation units outstanding at end of period | 694,917 | 695,149 | 797,167 | 909,337 | 616,583 | 445,966 | 130,621 |

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | |
| (Fund first available during May 2004) | | | | | | | |
| Value at beginning of period | $14.81 | $13.22 | $9.03 | $11.88 | $11.78 | $11.03 | $10.78 |
| Value at end of period | $15.16 | $14.81 | $13.22 | $9.03 | $11.88 | $11.78 | $11.03 |
| Number of accumulation units outstanding at end of period | 1,686,591 | 1,761,365 | 908,647 | 1,056,910 | 1,275,970 | 1,078,759 | 773,925 |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | |
| Value at beginning of period | $17.04 | $16.14 | $14.38 | $14.07 | $13.17 | $12.88 | $12.82 |
| Value at end of period | $17.29 | $17.04 | $16.14 | $14.38 | $14.07 | $13.17 | $12.88 |
| Number of accumulation units outstanding at end of period | 11,617,300 | 12,404,650 | 11,773,902 | 8,442,287 | 2,020,601 | 896,452 | 766,115 |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $11.42 | $10.05 | $8.26 | $12.90 | $12.52 | $10.94 | $10.29 |
| Value at end of period | $10.69 | $11.42 | $10.05 | $8.26 | $12.90 | $12.52 | $10.94 |
| Number of accumulation units outstanding at end of period | 215,052 | 214,959 | 192,048 | 210,718 | 246,686 | 253,209 | 130,333 |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | |
| (Fund first available during April 2005) | | | | | | | |
| Value at beginning of period | $11.51 | $9.96 | $8.11 | $12.37 | $11.96 | $10.86 | $10.00 |
| Value at end of period | $10.72 | $11.51 | $9.96 | $8.11 | $12.37 | $11.96 | $10.86 |
| Number of accumulation units outstanding at end of period | 2,060,299 | 2,251,505 | 2,425,717 | 2,370,996 | 2,052,038 | 1,782,785 | 1,259,567 |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $8.78 | $8.31 | $8.25 | | | | |
| Value at end of period | $9.06 | $8.78 | $8.31 | | | | |
| Number of accumulation units outstanding at end of period | 5,987,264 | 4,845,565 | 4,777,187 | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $10.25 | $9.36 | $9.21 | | | | |
| Value at end of period | $9.92 | $10.25 | $9.36 | | | | |
| Number of accumulation units outstanding at end of period | 38,938,265 | 41,710,174 | 44,762,701 | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $10.47 | $9.62 | $9.49 | | | | |
| Value at end of period | $10.28 | $10.47 | $9.62 | | | | |
| Number of accumulation units outstanding at end of period | 24,435,172 | 26,143,151 | 27,731,127 | | | | |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $10.58 | $9.85 | $9.75 | | | | |
| Value at end of period | $10.59 | $10.58 | $9.85 | | | | |
| Number of accumulation units outstanding at end of period | 11,686,641 | 12,734,746 | 13,459,100 | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $13.94 | $12.64 | $10.20 | | | | |
| Value at end of period | $14.20 | $13.94 | $12.64 | | | | |
| Number of accumulation units outstanding at end of period | 322,048 | 302,452 | 315,447 | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $8.89 | $8.09 | $6.68 | $10.31 | | | |
| Value at end of period | $8.90 | $8.89 | $8.09 | $6.68 | | | |
| Number of accumulation units outstanding at end of period | 1,182,523 | 1,491,909 | 1,537,427 | 185,841 | | | |

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $13.58 | $12.46 | $10.54 | | | | |
| Value at end of period | $13.39 | $13.58 | $12.46 | | | | |
| Number of accumulation units outstanding at end of period | 226,688 | 202,476 | 154,282 | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $15.97 | $12.94 | $10.14 | | | | |
| Value at end of period | $15.32 | $15.97 | $12.94 | | | | |
| Number of accumulation units outstanding at end of period | 750,346 | 801,914 | 789,109 | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $10.24 | $8.36 | $6.11 | $10.40 | | | |
| Value at end of period | $9.84 | $10.24 | $8.36 | $6.11 | | | |
| Number of accumulation units outstanding at end of period | 844,438 | 971,877 | 727,369 | 303,340 | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $10.63 | $8.60 | $6.94 | $10.16 | | | |
| Value at end of period | $9.99 | $10.63 | $8.60 | $6.94 | | | |
| Number of accumulation units outstanding at end of period | 887,230 | 1,007,545 | 845,599 | 553,373 | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | |
| Value at beginning of period | $9.02 | $6.97 | $5.44 | $8.48 | $7.87 | $7.15 | $6.70 |
| Value at end of period | $8.90 | $9.02 | $6.97 | $5.44 | $8.48 | $7.87 | $7.15 |
| Number of accumulation units outstanding at end of period | 175,561 | 196,291 | 224,324 | 248,212 | 290,570 | 280,862 | 160,035 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $10.80 | $8.88 | $7.12 | $10.13 | | | |
| Value at end of period | $10.31 | $10.80 | $8.88 | $7.12 | | | |
| Number of accumulation units outstanding at end of period | 676,236 | 730,562 | 637,166 | 317,965 | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | |
| Value at beginning of period | $45.76 | $40.93 | $31.33 | $44.08 | $43.07 | $38.31 | $36.26 |
| Value at end of period | $46.17 | $45.76 | $40.93 | $31.33 | $44.08 | $43.07 | $38.31 |
| Number of accumulation units outstanding at end of period | 3,106,109 | 3,316,794 | 3,340,970 | 3,106,564 | 2,314,023 | 1,755,993 | 1,075,768 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | |
| Value at beginning of period | $27.36 | $24.27 | $19.81 | $31.41 | $31.09 | $26.62 | $26.13 |
| Value at end of period | $26.59 | $27.36 | $24.27 | $19.81 | $31.41 | $31.09 | $26.62 |
| Number of accumulation units outstanding at end of period | 947,023 | 928,683 | 923,809 | 849,406 | 630,545 | 528,960 | 407,663 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | |
| Value at beginning of period | $9.16 | $8.01 | $5.73 | $10.14 | $10.10 | | |
| Value at end of period | $8.86 | $9.16 | $8.01 | $5.73 | $10.14 | | |
| Number of accumulation units outstanding at end of period | 959,911 | 1,067,560 | 987,671 | 535,486 | 154,046 | | |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $13.25 | $11.88 | $8.80 | $17.78 | $15.04 | $12.37 | $10.02 |
| Value at end of period | $11.39 | $13.25 | $11.88 | $8.80 | $17.78 | $15.04 | $12.37 |
| Number of accumulation units outstanding at end of period | 700,849 | 749,135 | 899,945 | 1,055,822 | 635,073 | 386,727 | 202,215 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | |
| (Fund first available during May 2006) | | | | | | | |
| Value at beginning of period | $10.09 | $9.47 | $7.33 | $12.59 | $11.14 | $10.35 | |
| Value at end of period | $8.68 | $10.09 | $9.47 | $7.33 | $12.59 | $11.14 | |
| Number of accumulation units outstanding at end of period | 1,619,838 | 1,794,450 | 1,737,933 | 1,636,457 | 472,387 | 104,438 | |

ES II

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | |
| Value at beginning of period | $19.85 | $18.79 | $14.48 | $24.49 | $24.39 | $20.40 | $18.93 |
| Value at end of period | $18.35 | $19.85 | $18.79 | $14.48 | $24.49 | $24.39 | $20.40 |
| Number of accumulation units outstanding at end of period | 462,920 | 505,792 | 516,157 | 472,477 | 453,360 | 327,550 | 131,684 |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | |
| Value at beginning of period | $10.85 | $9.96 | $7.03 | $11.94 | $11.38 | $10.30 | |
| Value at end of period | $9.22 | $10.85 | $9.96 | $7.03 | $11.94 | $11.38 | |
| Number of accumulation units outstanding at end of period | 20,634 | 24,268 | 25,008 | 26,002 | 42,423 | 23,150 | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $10.92 | $10.51 | $10.16 | $10.03 | | | |
| Value at end of period | $11.45 | $10.92 | $10.51 | $10.16 | | | |
| Number of accumulation units outstanding at end of period | 1,678,619 | 1,352,838 | 1,454,753 | 808,243 | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $11.10 | $10.01 | $7.76 | $13.20 | $13.34 | $11.90 | $11.13 |
| Value at end of period | $10.59 | $11.10 | $10.01 | $7.76 | $13.20 | $13.34 | $11.90 |
| Number of accumulation units outstanding at end of period | 38,223 | 41,423 | 38,476 | 47,480 | 51,427 | 57,249 | 25,931 |
| **ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | |
| Value at beginning of period | $8.00 | $7.70 | $6.05 | $9.95 | | | |
| Value at end of period | $7.54 | $8.00 | $7.70 | $6.05 | | | |
| Number of accumulation units outstanding at end of period | 1,959,001 | 2,253,901 | 2,629,207 | 2,551,491 | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $11.80 | $9.87 | $7.58 | $13.58 | $13.96 | $11.43 | $11.79 |
| Value at end of period | $11.12 | $11.80 | $9.87 | $7.58 | $13.58 | $13.96 | $11.43 |
| Number of accumulation units outstanding at end of period | 64,541 | 68,498 | 74,324 | 83,041 | 99,598 | 106,010 | 110,857 |
| **PROFUND VP BULL** | | | | | | | |
| Value at beginning of period | $8.14 | $7.37 | $6.05 | $9.89 | $9.75 | $8.74 | $8.68 |
| Value at end of period | $7.98 | $8.14 | $7.37 | $6.05 | $9.89 | $9.75 | $8.74 |
| Number of accumulation units outstanding at end of period | 22,523 | 24,279 | 28,304 | 30,665 | 31,592 | 56,029 | 45,665 |
| **PROFUND VP EUROPE 30** | | | | | | | |
| Value at beginning of period | $8.99 | $8.93 | $6.88 | $12.54 | $11.16 | $9.69 | $9.14 |
| Value at end of period | $8.03 | $8.99 | $8.93 | $6.88 | $12.54 | $11.16 | $9.69 |
| Number of accumulation units outstanding at end of period | 32,153 | 42,989 | 44,665 | 76,510 | 85,574 | 102,368 | 97,624 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | |
| (Fund first available during October 2003) | | | | | | | |
| Value at beginning of period | $4.81 | $5.84 | $4.50 | $7.41 | $7.97 | $7.38 | $8.17 |
| Value at end of period | $2.95 | $4.81 | $5.84 | $4.50 | $7.41 | $7.97 | $7.38 |
| Number of accumulation units outstanding at end of period | 95,656 | 97,550 | 99,495 | 112,208 | 154,005 | 231,298 | 137,057 |

# CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2011, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods. This information is current through December 31, 2011, including portfolio names. Portfolio name changes after December 31, 2011 are not reflected in the following information.

## Separate Account Annual Charges of 1.40%

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.31 | $9.53 | $7.99 | $10.09 | | | | | | |
| Value at end of period | $9.80 | $10.31 | $9.53 | $7.99 | | | | | | |
| Number of accumulation units outstanding at end of period | 14,658,436 | 14,545,662 | 13,749,221 | 5,658,472 | | | | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | | | | |
| (Fund first available during November 2003) | | | | | | | | | | |
| Value at beginning of period | $21.42 | $17.18 | $13.94 | $19.68 | $20.49 | $17.41 | $16.74 | $13.85 | $10.00 | |
| Value at end of period | $19.83 | $21.42 | $17.18 | $13.94 | $19.68 | $20.49 | $17.41 | $16.74 | $13.85 | |
| Number of accumulation units outstanding at end of period | 975,035 | 1,094,501 | 1,267,316 | 1,517,242 | 1,927,008 | 2,430,081 | 3,133,417 | 1,913,146 | 368,372 | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.24 | $11.48 | $8.59 | $15.21 | $13.15 | $11.97 | $10.22 | | | |
| Value at end of period | $12.69 | $13.24 | $11.48 | $8.59 | $15.21 | $13.15 | $11.97 | | | |
| Number of accumulation units outstanding at end of period | 8,153,827 | 9,154,108 | 10,400,918 | 11,187,820 | 8,180,923 | 5,267,423 | 2,397,304 | | | |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.08 | $9.78 | $7.63 | $13.54 | $13.56 | $11.47 | $11.02 | $10.04 | $7.83 | $9.59 |
| Value at end of period | $11.00 | $11.08 | $9.78 | $7.63 | $13.54 | $13.56 | $11.47 | $11.02 | $10.04 | $7.83 |
| Number of accumulation units outstanding at end of period | 2,007,400 | 2,311,978 | 2,618,208 | 3,016,228 | 3,793,220 | 3,999,650 | 3,467,553 | 3,098,913 | 2,275,054 | 478,395 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.66 | $8.75 | $7.19 | $9.94 | | | | | | |
| Value at end of period | $9.60 | $9.66 | $8.75 | $7.19 | | | | | | |
| Number of accumulation units outstanding at end of period | 6,393,738 | 6,373,630 | 6,199,815 | 3,167,031 | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $10.23 | $9.78 | $8.85 | $10.01 | | | | | | |
| Value at end of period | $10.67 | $10.23 | $9.78 | $8.85 | | | | | | |
| Number of accumulation units outstanding at end of period | 7,494,146 | 8,176,396 | 7,895,772 | 4,629,576 | | | | | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $14.12 | $12.13 | $8.87 | $16.14 | $14.65 | $13.55 | $11.89 | $10.77 | $10.00 | |
| Value at end of period | $13.26 | $14.12 | $12.13 | $8.87 | $16.14 | $14.65 | $13.55 | $11.89 | $10.77 | |
| Number of accumulation units outstanding at end of period | 23,410,109 | 25,830,505 | 27,401,456 | 26,599,640 | 21,696,367 | 18,821,265 | 15,583,944 | 9,535,997 | 1,647,654 | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $18.65 | $17.73 | $12.63 | $22.26 | $18.91 | $16.21 | $13.59 | $11.62 | $10.00 | |
| Value at end of period | $15.74 | $18.65 | $17.73 | $12.63 | $22.26 | $18.91 | $16.21 | $13.59 | $11.62 | |
| Number of accumulation units outstanding at end of period | 9,594,991 | 10,785,643 | 11,391,844 | 10,841,337 | 9,438,334 | 7,746,931 | 5,984,403 | 3,147,004 | 589,077 | |

Opportunities

# Condensed Financial Information (continued)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $9.99 | $9.08 | $12.07 | $13.40 |
| Value at end of period | | | | | | | $9.08 | $12.07 | $13.40 | $12.44 |
| Number of accumulation units outstanding at end of period | | | | | | | 296,480 | 1,804,007 | 2,196,476 | 2,890,339 |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $9.76 | $12.60 | $14.62 | $16.60 | $21.13 | $24.21 | $13.44 | $15.91 | $16.75 |
| Value at end of period | $9.76 | $12.60 | $14.62 | $16.60 | $21.13 | $24.21 | $13.44 | $15.91 | $16.75 | $12.88 |
| Number of accumulation units outstanding at end of period | 3,935 | 34,037 | 205,326 | 474,922 | 616,466 | 617,995 | 597,728 | 619,753 | 575,039 | 523,423 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.00 | $11.01 | $12.51 | $13.08 | $7.58 | $10.10 | $12.60 |
| Value at end of period | | | | $11.01 | $12.51 | $13.08 | $7.58 | $10.10 | $12.60 | $12.70 |
| Number of accumulation units outstanding at end of period | | | | 857,118 | 1,645,722 | 2,503,317 | 3,468,055 | 4,248,323 | 4,210,806 | 4,238,575 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | $10.03 | $9.90 | $10.78 | $12.11 | $12.96 | $9.12 | $10.79 | $11.39 |
| Value at end of period | | | $9.90 | $10.78 | $12.11 | $12.96 | $9.12 | $10.79 | $11.39 | $11.76 |
| Number of accumulation units outstanding at end of period | | | 31,726 | 1,770,932 | 1,900,621 | 1,874,723 | 2,462,017 | 2,329,559 | 2,127,773 | 2,008,361 |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.88 | $10.59 | $11.01 |
| Value at end of period | | | | | | | | $10.59 | $11.01 | $12.16 |
| Number of accumulation units outstanding at end of period | | | | | | | | 2,184,297 | 3,408,948 | 5,459,336 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during November 2006) | | | | | | | | | | |
| Value at beginning of period | | | | | $11.89 | $12.56 | $13.22 | $7.94 | $10.20 | $11.41 |
| Value at end of period | | | | | $12.56 | $13.22 | $7.94 | $10.20 | $11.41 | $11.07 |
| Number of accumulation units outstanding at end of period | | | | | 1,314,957 | 1,170,061 | 1,241,676 | 1,425,010 | 1,445,316 | 1,492,741 |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $9.99 | $6.50 | $9.78 | $11.40 |
| Value at end of period | | | | | | | $6.50 | $9.78 | $11.40 | $10.05 |
| Number of accumulation units outstanding at end of period | | | | | | | 1,504,065 | 2,801,527 | 3,411,901 | 2,940,390 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | | | $11.04 | $13.60 | $12.42 | $7.18 | $9.44 | $10.77 |
| Value at end of period | | | | | $13.60 | $12.42 | $7.18 | $9.44 | $10.77 | $10.05 |
| Number of accumulation units outstanding at end of period | | | | | 740,797 | 38,325 | 36,146 | 49,679 | 44,167 | 37,146 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $9.61 | $13.04 | $17.69 | $20.33 | $27.55 | $22.31 | $13.51 | $18.07 | $22.77 |
| Value at end of period | $9.61 | $13.03 | $17.69 | $20.33 | $27.55 | $22.31 | $13.51 | $18.07 | $22.77 | $24.54 |
| Number of accumulation units outstanding at end of period | 12,247 | 100,982 | 204,711 | 305,433 | 329,892 | 302,582 | 260,944 | 241,216 | 217,627 | 191,820 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.05 | $10.05 | $10.21 | $6.63 | $8.16 | $10.08 |
| Value at end of period | | | | | $10.05 | $10.21 | $6.63 | $8.16 | $10.08 | $9.67 |
| Number of accumulation units outstanding at end of period | | | | | 854,223 | 1,892,774 | 3,270,508 | 2,897,468 | 2,485,616 | 2,223,917 |

Opportunities

## Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during December 2005) | | | | | | | | | | |
| Value at beginning of period | $9.82 | $8.89 | $6.85 | $11.43 | $11.13 | $9.91 | $10.06 | | | |
| Value at end of period | $9.23 | $9.82 | $8.89 | $6.85 | $11.43 | $11.13 | $9.91 | | | |
| Number of accumulation units outstanding at end of period | 3,608,516 | 3,853,085 | 3,902,577 | 3,528,125 | 1,733,413 | 904,669 | 7,654 | | | |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $8.63 | $7.01 | $5.84 | $10.40 | $10.18 | | | | | |
| Value at end of period | $7.73 | $8.63 | $7.01 | $5.84 | $10.40 | | | | | |
| Number of accumulation units outstanding at end of period | 4,943,231 | 6,040,110 | 5,557,861 | 5,640,975 | 1,412,784 | | | | | |
| **ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.57 | $17.86 | $13.02 | $21.75 | $19.30 | $17.51 | $15.21 | $12.46 | $9.48 | $10.00 |
| Value at end of period | $19.79 | $22.57 | $17.86 | $13.02 | $21.75 | $19.30 | $17.51 | $15.21 | $12.46 | $9.48 |
| Number of accumulation units outstanding at end of period | 330,144 | 362,446 | 391,695 | 411,320 | 464,848 | 381,284 | 340,926 | 155,168 | 85,074 | 5,408 |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $11.11 | $9.99 | $7.68 | $11.04 | $10.92 | $10.00 | | | | |
| Value at end of period | $11.21 | $11.11 | $9.99 | $7.68 | $11.04 | $10.92 | | | | |
| Number of accumulation units outstanding at end of period | 193,021 | 205,556 | 124,700 | 108,931 | 93,156 | 1,274,023 | | | | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $10.01 | $9.10 | $7.29 | $11.89 | $12.42 | | | | | |
| Value at end of period | $9.79 | $10.01 | $9.10 | $7.29 | $11.89 | | | | | |
| Number of accumulation units outstanding at end of period | 3,129,466 | 3,338,775 | 3,218,271 | 3,054,887 | 2,191,899 | | | | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $8.55 | $7.83 | $6.09 | $9.61 | $10.00 | | | | | |
| Value at end of period | $8.32 | $8.55 | $7.83 | $6.09 | $9.61 | | | | | |
| Number of accumulation units outstanding at end of period | 15,200,030 | 16,813,479 | 18,242,924 | 18,040,063 | 7,707,311 | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $30.92 | $25.82 | $19.08 | $32.84 | $25.03 | $20.95 | $15.44 | $14.74 | $9.83 | $10.00 |
| Value at end of period | $27.67 | $30.92 | $25.82 | $19.08 | $32.84 | $25.03 | $20.95 | $15.44 | $14.74 | $9.83 |
| Number of accumulation units outstanding at end of period | 208,068 | 230,815 | 253,746 | 259,963 | 303,920 | 314,523 | 280,993 | 162,142 | 53,933 | 1,119 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.99 | | | | | | | | | |
| Value at end of period | $9.57 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 19,736,037 | | | | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $8.78 | $7.82 | $6.10 | $9.95 | $9.83 | | | | | |
| Value at end of period | $8.61 | $8.78 | $7.82 | $6.10 | $9.95 | | | | | |
| Number of accumulation units outstanding at end of period | 9,561,032 | 5,214,662 | 5,796,850 | 3,900,949 | 21,255 | | | | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | | |
| Value at beginning of period | $9.88 | $8.82 | $7.27 | $11.78 | $11.40 | $10.12 | $9.76 | $8.98 | $10.00 | |
| Value at end of period | $9.71 | $9.88 | $8.82 | $7.27 | $11.78 | $11.40 | $10.12 | $9.76 | $8.98 | |
| Number of accumulation units outstanding at end of period | 939,728 | 1,008,074 | 1,178,124 | 1,295,966 | 1,448,885 | 1,498,538 | 1,549,701 | 1,431,006 | 494,773 | |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $13.12 | $10.94 | $8.44 | $13.75 | $13.25 | $12.31 | $11.26 | $10.04 | | |
| Value at end of period | $12.75 | $13.12 | $10.94 | $8.44 | $13.75 | $13.25 | $12.31 | $11.26 | | |
| Number of accumulation units outstanding at end of period | 1,103,955 | 1,204,164 | 1,377,178 | 1,538,832 | 1,857,115 | 1,780,924 | 1,371,262 | 437,111 | | |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $12.41 | $10.28 | $8.37 | $12.80 | $13.88 | $12.41 | $11.72 | $10.06 | | |
| Value at end of period | $12.12 | $12.41 | $10.28 | $8.37 | $12.80 | $13.88 | $12.41 | $11.72 | | |
| Number of accumulation units outstanding at end of period | 906,059 | 987,422 | 1,101,850 | 1,200,311 | 1,437,532 | 1,463,522 | 1,076,172 | 424,131 | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.26 | $12.28 | $11.19 | $12.42 | $11.92 | $11.65 | $11.48 | $11.13 | $10.64 | $10.00 |
| Value at end of period | $14.03 | $13.26 | $12.28 | $11.19 | $12.42 | $11.92 | $11.65 | $11.48 | $11.13 | $10.64 |
| Number of accumulation units outstanding at end of period | 13,585,163 | 14,805,735 | 15,212,968 | 14,692,505 | 12,433,842 | 7,089,555 | 3,506,748 | 2,682,543 | 1,026,869 | 719,279 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $8.09 | $7.62 | $6.06 | $10.14 | | | | | | |
| Value at end of period | $6.98 | $8.09 | $7.62 | $6.06 | | | | | | |
| Number of accumulation units outstanding at end of period | 818,658 | 1,156,598 | 1,391,858 | 139,687 | | | | | | |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.36 | $10.89 | $8.59 | $13.72 | $14.24 | $12.46 | $12.21 | $10.61 | $8.30 | $10.00 |
| Value at end of period | $11.93 | $12.36 | $10.89 | $8.59 | $13.72 | $14.24 | $12.46 | $12.21 | $10.61 | $8.30 |
| Number of accumulation units outstanding at end of period | 2,213,852 | 2,163,923 | 2,202,640 | 2,342,903 | 2,261,293 | 2,275,253 | 1,931,362 | 1,370,657 | 535,743 | 28,766 |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.31 | $11.15 | $9.24 | $12.26 | $12.04 | $10.86 | $10.16 | | | |
| Value at end of period | $11.98 | $12.31 | $11.15 | $9.24 | $12.26 | $12.04 | $10.86 | | | |
| Number of accumulation units outstanding at end of period | 2,270,527 | 2,408,048 | 2,591,371 | 2,734,004 | 1,006,618 | 482,346 | 333,809 | | | |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.61 | $14.09 | $11.55 | $17.30 | $17.13 | $15.00 | $13.85 | $12.33 | $9.79 | $10.00 |
| Value at end of period | $15.03 | $15.61 | $14.09 | $11.55 | $17.30 | $17.13 | $15.00 | $13.85 | $12.33 | $9.79 |
| Number of accumulation units outstanding at end of period | 440,586 | 510,573 | 552,748 | 594,673 | 685,778 | 737,418 | 777,843 | 638,066 | 395,948 | 42,614 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $37.72 | $31.84 | $18.85 | $39.30 | $28.83 | $21.55 | $16.25 | $14.00 | $9.71 | $10.00 |
| Value at end of period | $30.35 | $37.72 | $31.84 | $18.85 | $39.30 | $28.83 | $21.55 | $16.25 | $14.00 | $9.71 |
| Number of accumulation units outstanding at end of period | 209,192 | 242,186 | 269,685 | 256,803 | 283,507 | 274,573 | 222,769 | 0 | 30,921 | 521 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.38 | $8.56 | $6.91 | $10.18 | | | | | | |
| Value at end of period | $10.42 | $10.38 | $8.56 | $6.91 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,622,804 | 1,415,034 | 802,705 | 540,677 | | | | | | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.00 | $15.23 | $12.15 | $17.62 | $18.21 | $15.86 | $15.53 | $12.52 | $9.49 | $10.00 |
| Value at end of period | $18.46 | $19.00 | $15.23 | $12.15 | $17.62 | $18.21 | $15.86 | $15.53 | $12.52 | $9.49 |
| Number of accumulation units outstanding at end of period | 330,058 | 431,525 | 466,172 | 507,228 | 592,340 | 624,329 | 605,324 | 465,562 | 285,412 | 12,547 |
| **ING LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.93 | | | | | | | | | |
| Value at end of period | $14.04 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,130,653 | | | | | | | | | |
| **ING LARGE CAP GROWTH PORTFOLIO (CLASS S2)** | | | | | | | | | | |
| (Fund first available during June 2004) | | | | | | | | | | |
| Value at beginning of period | $13.79 | $12.25 | $8.74 | $12.25 | $11.15 | $10.72 | $10.48 | $10.00 | | |
| Value at end of period | $13.87 | $13.79 | $12.25 | $8.74 | $12.25 | $11.15 | $10.72 | $10.48 | | |
| Number of accumulation units outstanding at end of period | 11,644 | 13,461 | 16,290 | 22,320 | 24,037 | 30,273 | 24,365 | 11,799 | | |

Opportunities

# Condensed Financial Information (continued)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $10.05 |
| Value at end of period | | | | | | | | | | $10.05 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 569,147 |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $9.99 | $9.91 | $9.85 | $9.96 | $10.27 | $10.61 | $10.70 | $10.58 | $10.43 |
| Value at end of period | $9.99 | $9.91 | $9.85 | $9.96 | $10.27 | $10.61 | $10.70 | $10.58 | $10.43 | $10.29 |
| Number of accumulation units outstanding at end of period | 28,048 | 186,420 | 206,102 | 184,128 | 325,725 | 594,191 | 1,177,080 | 709,986 | 481,105 | 474,480 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $9.78 | $12.79 | $14.16 | $15.18 | $15.68 | $17.63 | $10.36 | $13.16 | $15.52 |
| Value at end of period | $9.78 | $12.79 | $14.16 | $15.18 | $15.68 | $17.63 | $10.36 | $13.16 | $15.52 | $15.03 |
| Number of accumulation units outstanding at end of period | 4,338 | 117,513 | 205,275 | 301,779 | 316,269 | 314,995 | 283,655 | 273,033 | 254,031 | 233,336 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $10.04 | $11.53 | $12.62 | $12.78 | $14.09 | $14.42 | $11.03 | $12.80 | $13.84 |
| Value at end of period | $10.04 | $11.53 | $12.62 | $12.78 | $14.09 | $14.42 | $11.03 | $12.80 | $13.84 | $13.85 |
| Number of accumulation units outstanding at end of period | 14,499 | 291,541 | 497,490 | 617,829 | 576,746 | 528,754 | 444,932 | 376,458 | 349,177 | 296,157 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.07 | $11.40 | $14.70 | $18.46 | $11.34 | $14.85 | $16.64 |
| Value at end of period | | | | $11.40 | $14.70 | $18.46 | $11.34 | $14.85 | $16.64 | $17.46 |
| Number of accumulation units outstanding at end of period | | | | 1,446,986 | 1,844,733 | 3,122,597 | 4,123,843 | 4,073,465 | 3,829,027 | 3,840,254 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2004) | | | | | | | | | | |
| Value at beginning of period | | | $7.15 | $7.52 | $8.17 | $8.66 | $10.72 | $6.58 | $9.15 | $11.73 |
| Value at end of period | | | $7.52 | $8.17 | $8.66 | $10.72 | $6.58 | $9.15 | $11.73 | $11.47 |
| Number of accumulation units outstanding at end of period | | | 440,238 | 457,358 | 369,355 | 299,160 | 4,769,928 | 4,502,607 | 4,756,551 | 4,227,190 |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2002) | | | | | | | | | | |
| Value at beginning of period | $10.00 | $9.52 | $11.82 | $13.11 | $14.38 | $17.17 | $18.55 | $13.05 | $16.54 | $18.57 |
| Value at end of period | $9.52 | $11.82 | $13.11 | $14.38 | $17.17 | $18.55 | $13.05 | $16.54 | $18.57 | $19.94 |
| Number of accumulation units outstanding at end of period | 29,031 | 315,604 | 594,711 | 910,712 | 943,267 | 888,855 | 767,389 | 694,600 | 649,301 | 558,636 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $9.99 | $8.44 | $10.65 | $11.97 |
| Value at end of period | | | | | | | $8.44 | $10.65 | $11.97 | $11.28 |
| Number of accumulation units outstanding at end of period | | | | | | | 98,549 | 563,863 | 980,145 | 1,104,622 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.12 | $11.97 | $13.88 | $14.55 | $8.54 | $11.73 | $13.40 |
| Value at end of period | | | | $11.97 | $13.88 | $14.55 | $8.54 | $11.73 | $13.40 | $12.10 |
| Number of accumulation units outstanding at end of period | | | | 403,465 | 1,005,867 | 1,491,444 | 1,818,384 | 1,635,220 | 1,420,560 | 1,397,045 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | | $10.82 | $11.13 | $11.96 | $12.13 | $9.26 | $13.65 | $15.37 |
| Value at end of period | | | | $11.13 | $11.96 | $12.13 | $9.26 | $13.65 | $15.37 | $15.83 |
| Number of accumulation units outstanding at end of period | | | | 8,674,427 | 7,287,786 | 6,065,004 | 4,317,113 | 3,386,304 | 3,921,490 | 3,817,892 |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $10.26 | $10.57 | $10.92 | $11.01 | $11.32 | $12.14 | $12.46 | $14.04 | $14.89 |
| Value at end of period | $10.26 | $10.57 | $10.92 | $11.01 | $11.32 | $12.14 | $12.46 | $14.04 | $14.89 | $15.15 |
| Number of accumulation units outstanding at end of period | 27,863 | 295,463 | 569,880 | 651,493 | 688,717 | 760,352 | 942,778 | 1,119,653 | 1,037,110 | 879,037 |

Opportunities

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.79 | $10.32 | $8.43 | $13.10 | $12.64 | $10.98 | $10.30 | | | |
| Value at end of period | $11.09 | $11.79 | $10.32 | $8.43 | $13.10 | $12.64 | $10.98 | | | |
| Number of accumulation units outstanding at end of period | 700,026 | 862,455 | 854,149 | 896,825 | 1,065,830 | 1,051,162 | 1,137,342 | | | |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2005) | | | | | | | | | | |
| Value at beginning of period | $11.88 | $10.22 | $8.28 | $12.56 | $12.07 | $10.90 | $10.00 | | | |
| Value at end of period | $11.13 | $11.88 | $10.22 | $8.28 | $12.56 | $12.07 | $10.90 | | | |
| Number of accumulation units outstanding at end of period | 5,724,050 | 6,475,612 | 7,406,984 | 8,408,547 | 7,528,407 | 7,507,837 | 7,692,715 | | | |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $8.84 | $8.32 | $8.25 | | | | | | | |
| Value at end of period | $9.17 | $8.84 | $8.32 | | | | | | | |
| Number of accumulation units outstanding at end of period | 7,346,128 | 6,256,899 | 5,981,757 | | | | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.31 | $9.37 | $9.22 | | | | | | | |
| Value at end of period | $10.05 | $10.31 | $9.37 | | | | | | | |
| Number of accumulation units outstanding at end of period | 68,956,114 | 74,275,484 | 79,472,323 | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.54 | $9.63 | $9.49 | | | | | | | |
| Value at end of period | $10.40 | $10.54 | $9.63 | | | | | | | |
| Number of accumulation units outstanding at end of period | 42,036,780 | 46,040,296 | 48,787,781 | | | | | | | |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.65 | $9.86 | $9.75 | | | | | | | |
| Value at end of period | $10.73 | $10.65 | $9.86 | | | | | | | |
| Number of accumulation units outstanding at end of period | 22,515,408 | 24,451,343 | 25,879,317 | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $14.07 | $12.69 | $10.27 | | | | | | | |
| Value at end of period | $14.42 | $14.07 | $12.69 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,637,094 | 1,455,162 | 1,607,178 | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.02 | $8.17 | $6.71 | $10.17 | | | | | | |
| Value at end of period | $9.09 | $9.02 | $8.17 | $6.71 | | | | | | |
| Number of accumulation units outstanding at end of period | 4,462,209 | 5,649,134 | 6,524,524 | 629,227 | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.71 | $12.51 | $10.35 | | | | | | | |
| Value at end of period | $13.59 | $13.71 | $12.51 | | | | | | | |
| Number of accumulation units outstanding at end of period | 310,000 | 194,823 | 130,420 | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $16.13 | $13.00 | $10.36 | | | | | | | |
| Value at end of period | $15.55 | $16.13 | $13.00 | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,267,474 | 2,632,553 | 2,765,328 | | | | | | | |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.40 | $8.45 | $6.13 | $10.30 | | | | | | |
| Value at end of period | $10.04 | $10.40 | $8.45 | $6.13 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,745,841 | 1,854,424 | 1,478,202 | 578,346 | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.80 | $8.69 | $6.97 | $10.06 | | | | | | |
| Value at end of period | $10.20 | $10.80 | $8.69 | $6.97 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,701,985 | 1,880,369 | 1,673,974 | 1,397,996 | | | | | | |
| **ING SMALL CAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.53 | $7.31 | $5.68 | $8.80 | $8.13 | $7.34 | $6.84 | $6.31 | $4.62 | $8.33 |
| Value at end of period | $9.44 | $9.53 | $7.31 | $5.68 | $8.80 | $8.13 | $7.34 | $6.84 | $6.31 | $4.62 |
| Number of accumulation units outstanding at end of period | 796,478 | 919,414 | 1,117,503 | 1,257,982 | 1,598,381 | 1,976,720 | 2,164,620 | 2,126,799 | 1,851,941 | 774,557 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.97 | $8.97 | $7.15 | $10.25 | | | | | | |
| Value at end of period | $10.52 | $10.97 | $8.97 | $7.15 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,422,232 | 1,686,231 | 1,359,012 | 686,734 | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.32 | $16.31 | $12.44 | $17.43 | $16.96 | $15.02 | $14.16 | $12.33 | $10.01 | $10.00 |
| Value at end of period | $18.55 | $18.32 | $16.31 | $12.44 | $17.43 | $16.96 | $15.02 | $14.16 | $12.33 | $10.01 |
| Number of accumulation units outstanding at end of period | 873,587 | 977,107 | 1,054,083 | 1,098,378 | 1,252,217 | 1,255,920 | 1,145,413 | 715,018 | 261,452 | 8,750 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.70 | $12.99 | $10.56 | $16.68 | $16.43 | $14.01 | $13.70 | $12.12 | $9.83 | $10.00 |
| Value at end of period | $14.36 | $14.70 | $12.99 | $10.56 | $16.68 | $16.43 | $14.01 | $13.70 | $12.12 | $9.83 |
| Number of accumulation units outstanding at end of period | 344,638 | 381,495 | 404,604 | 425,366 | 452,863 | 483,443 | 467,347 | 366,857 | 170,839 | 14,865 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $9.35 | $8.13 | $5.78 | $10.17 | $10.10 | | | | | |
| Value at end of period | $9.10 | $9.35 | $8.13 | $5.78 | $10.17 | | | | | |
| Number of accumulation units outstanding at end of period | 1,806,950 | 1,929,680 | 1,909,257 | 775,347 | 317,543 | | | | | |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.68 | $12.19 | $8.99 | $18.05 | $15.18 | $12.42 | $10.00 | | | |
| Value at end of period | $11.82 | $13.68 | $12.19 | $8.99 | $18.05 | $15.18 | $12.42 | | | |
| Number of accumulation units outstanding at end of period | 1,461,019 | 1,599,392 | 1,998,238 | 2,376,603 | 2,243,027 | 1,560,451 | 1,361,072 | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.36 | $9.67 | $7.44 | $12.71 | $11.18 | $10.17 | | | | |
| Value at end of period | $8.96 | $10.36 | $9.67 | $7.44 | $12.71 | $11.18 | | | | |
| Number of accumulation units outstanding at end of period | 2,688,868 | 2,992,773 | 2,884,425 | 2,681,328 | 1,021,786 | 237,468 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.14 | $15.22 | $11.69 | $19.68 | $19.51 | $16.25 | $15.02 | $13.76 | $10.24 | $10.00 |
| Value at end of period | $14.99 | $16.14 | $15.22 | $11.69 | $19.68 | $19.51 | $16.25 | $15.02 | $13.76 | $10.24 |
| Number of accumulation units outstanding at end of period | 44,284 | 49,444 | 53,013 | 55,483 | 57,556 | 63,465 | 50,356 | 42,405 | 21,176 | 0 |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $11.12 | $10.15 | $7.13 | $12.03 | $11.40 | $10.01 | | | | |
| Value at end of period | $9.50 | $11.12 | $10.15 | $7.13 | $12.03 | $11.40 | | | | |
| Number of accumulation units outstanding at end of period | 32,577 | 37,293 | 40,541 | 48,118 | 72,778 | 39,144 | | | | |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.08 | $10.62 | $10.20 | $9.99 | | | | | | |
| Value at end of period | $11.69 | $11.08 | $10.62 | $10.20 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,165,568 | 3,163,184 | 3,588,432 | 3,388,765 | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $10.73 | $9.63 | $7.42 | $12.55 | $12.61 | $11.19 | $10.24 | | | |
| Value at end of period | $10.29 | $10.73 | $9.63 | $7.42 | $12.55 | $12.61 | $11.19 | | | |
| Number of accumulation units outstanding at end of period | 54,596 | 59,966 | 92,507 | 159,712 | 211,221 | 240,320 | 119,772 | | | |
| **ING WISDOM TREE^SM GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $8.13 | $7.79 | $6.08 | $9.95 | | | | | | |
| Value at end of period | $7.70 | $8.13 | $7.79 | $6.08 | | | | | | |
| Number of accumulation units outstanding at end of period | 4,036,972 | 4,398,876 | 4,692,093 | 4,193,381 | | | | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | | | | |
| Value at beginning of period | $12.38 | $10.30 | $7.87 | $14.01 | $14.33 | $11.66 | $11.97 | $10.71 | $8.44 | $10.00 |
| Value at end of period | $11.74 | $12.38 | $10.30 | $7.87 | $14.01 | $14.33 | $11.66 | $11.97 | $10.71 | $8.44 |
| Number of accumulation units outstanding at end of period | 170,925 | 197,329 | 229,345 | 267,247 | 328,037 | 389,830 | 512,777 | 510,227 | 355,401 | 69,607 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $8.59 | $7.74 | $6.31 | $10.27 | $10.06 | $8.98 | $8.86 | $8.26 | $6.67 | $8.90 |
| Value at end of period | $8.47 | $8.59 | $7.74 | $6.31 | $10.27 | $10.06 | $8.98 | $8.86 | $8.26 | $6.67 |
| Number of accumulation units outstanding at end of period | 96,088 | 119,978 | 139,938 | 178,757 | 302,151 | 644,480 | 939,625 | 1,756,560 | 1,824,762 | 1,231,933 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.49 | $9.37 | $7.19 | $13.02 | $11.52 | $9.94 | $9.33 | $8.28 | $6.05 | $8.27 |
| Value at end of period | $8.52 | $9.49 | $9.37 | $7.19 | $13.02 | $11.52 | $9.94 | $9.33 | $8.28 | $6.05 |
| Number of accumulation units outstanding at end of period | 85,942 | 104,606 | 126,512 | 152,071 | 193,438 | 348,410 | 492,243 | 526,719 | 648,934 | 257,910 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| (Fund first available during October 2003) | | | | | | | | | | |
| Value at beginning of period | $5.01 | $6.05 | $4.64 | $7.59 | $8.12 | $7.47 | $8.23 | $9.37 | $7.21 | |
| Value at end of period | $3.09 | $5.01 | $6.05 | $4.64 | $7.59 | $8.12 | $7.47 | $8.23 | $9.37 | |
| Number of accumulation units outstanding at end of period | 270,919 | 290,517 | 316,599 | 402,662 | 538,853 | 708,583 | 1,016,831 | 834,452 | 98,866 | |

## Separate Account Annual Charges of 1.45%

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.30 | $9.52 | $7.99 | $10.09 | | | | | | |
| Value at end of period | $9.78 | $10.30 | $9.52 | $7.99 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,844,719 | 3,582,001 | 3,478,113 | 1,398,127 | | | | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | | | | |
| (Fund first available during November 2003) | | | | | | | | | | |
| Value at beginning of period | $21.34 | $17.12 | $13.90 | $19.63 | $20.45 | $17.38 | $16.72 | $13.85 | $10.00 | |
| Value at end of period | $19.74 | $21.34 | $17.12 | $13.90 | $19.63 | $20.45 | $17.38 | $16.72 | $13.85 | |
| Number of accumulation units outstanding at end of period | 662,341 | 745,402 | 862,023 | 1,030,405 | 1,354,061 | 1,713,584 | 2,219,861 | 2,018,849 | 504,034 | |

Opportunities

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $15.72 | $13.64 | $10.22 | $18.09 | $15.65 | $14.25 | $12.39 | | | |
| Value at end of period | $15.06 | $15.72 | $13.64 | $10.22 | $18.09 | $15.65 | $14.25 | | | |
| Number of accumulation units outstanding at end of period | 1,150,043 | 1,379,878 | 1,646,404 | 2,179,470 | 2,472,498 | 1,827,488 | 1,426,398 | | | |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.03 | $9.74 | $7.61 | $13.50 | $13.52 | $11.44 | $11.00 | $10.03 | $7.83 | $9.59 |
| Value at end of period | $10.94 | $11.03 | $9.74 | $7.61 | $13.50 | $13.52 | $11.44 | $11.00 | $10.03 | $7.83 |
| Number of accumulation units outstanding at end of period | 1,234,843 | 1,445,627 | 1,677,580 | 1,938,740 | 2,599,569 | 2,988,235 | 2,766,838 | 3,518,649 | 2,445,416 | 321,872 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.64 | $8.74 | $7.19 | $9.96 | | | | | | |
| Value at end of period | $9.59 | $9.64 | $8.74 | $7.19 | | | | | | |
| Number of accumulation units outstanding at end of period | 716,268 | 949,847 | 598,000 | 407,806 | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | | |
| Value at beginning of period | $10.22 | $9.78 | $8.84 | $10.04 | | | | | | |
| Value at end of period | $10.65 | $10.22 | $9.78 | $8.84 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,124,833 | 1,208,035 | 1,319,855 | 738,443 | | | | | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $14.07 | $12.09 | $8.84 | $16.11 | $14.63 | $13.53 | $11.88 | $10.77 | $10.00 | |
| Value at end of period | $13.20 | $14.07 | $12.09 | $8.84 | $16.11 | $14.63 | $13.53 | $11.88 | $10.77 | |
| Number of accumulation units outstanding at end of period | 6,585,901 | 7,750,331 | 8,776,819 | 9,893,948 | 10,314,328 | 10,650,303 | 11,085,752 | 10,547,830 | 1,864,132 | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $18.58 | $17.67 | $12.60 | $22.22 | $18.88 | $16.19 | $13.58 | $11.62 | $10.00 | |
| Value at end of period | $15.68 | $18.58 | $17.67 | $12.60 | $22.22 | $18.88 | $16.19 | $13.58 | $11.62 | |
| Number of accumulation units outstanding at end of period | 2,600,492 | 3,345,875 | 3,911,755 | 3,913,609 | 4,971,820 | 4,807,445 | 4,245,594 | 3,292,334 | 641,852 | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $13.39 | $12.06 | $9.08 | $10.01 | | | | | | |
| Value at end of period | $12.42 | $13.39 | $12.06 | $9.08 | | | | | | |
| Number of accumulation units outstanding at end of period | 606,194 | 249,072 | 162,369 | 18,872 | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.68 | $15.85 | $13.40 | $24.15 | $21.08 | $16.57 | $14.61 | $12.59 | $9.76 | $10.00 |
| Value at end of period | $12.82 | $16.68 | $15.85 | $13.40 | $24.15 | $21.08 | $16.57 | $14.61 | $12.59 | $9.76 |
| Number of accumulation units outstanding at end of period | 840 | 12,914 | 13,028 | 13,154 | 13,265 | 13,361 | 13,457 | 8,857 | 8,925 | 0 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.57 | $10.08 | $7.56 | $13.07 | $12.50 | $11.00 | $9.98 | | | |
| Value at end of period | $12.66 | $12.57 | $10.08 | $7.56 | $13.07 | $12.50 | $11.00 | | | |
| Number of accumulation units outstanding at end of period | 1,007,997 | 1,011,816 | 1,123,724 | 797,643 | 1,063,040 | 604,582 | 613,541 | | | |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $11.35 | $10.76 | $9.09 | $12.94 | $12.09 | $10.78 | $9.90 | | | |
| Value at end of period | $11.72 | $11.35 | $10.76 | $9.09 | $12.94 | $12.09 | $10.78 | | | |
| Number of accumulation units outstanding at end of period | 933,627 | 1,103,711 | 1,351,008 | 1,526,712 | 1,733,494 | 1,995,610 | 2,117,858 | | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.00 | $10.58 | $9.92 | | | | | | | |
| Value at end of period | $12.15 | $11.00 | $10.58 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,786,974 | 1,086,065 | 908,377 | | | | | | | |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during November 2006) | | | | | | | | | | |
| Value at beginning of period | $11.36 | $10.16 | $7.92 | $13.19 | $12.53 | $11.87 | | | | |
| Value at end of period | $11.02 | $11.36 | $10.16 | $7.92 | $13.19 | $12.53 | | | | |
| Number of accumulation units outstanding at end of period | 904,766 | 908,450 | 1,018,508 | 1,056,496 | 1,301,207 | 1,492,559 | | | | |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.38 | $9.78 | $6.50 | $9.99 | | | | | | |
| Value at end of period | $10.03 | $11.38 | $9.78 | $6.50 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,076,087 | 1,503,493 | 1,682,917 | 919,098 | | | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.67 | $18.01 | $13.46 | $22.25 | $27.49 | $20.30 | $17.67 | $13.03 | $9.61 | $10.00 |
| Value at end of period | $24.42 | $22.67 | $18.01 | $13.46 | $22.25 | $27.49 | $20.30 | $17.67 | $13.03 | $9.61 |
| Number of accumulation units outstanding at end of period | 274 | 277 | 280 | 2,282 | 2,297 | 2,308 | 1,106 | 5,860 | 9,624 | 0 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.05 | $8.14 | $6.63 | $10.20 | $10.05 | $9.95 | | | | |
| Value at end of period | $9.64 | $10.05 | $8.14 | $6.63 | $10.20 | $10.05 | | | | |
| Number of accumulation units outstanding at end of period | 302,379 | 391,648 | 562,710 | 687,982 | 722,546 | 405,954 | | | | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during December 2005) | | | | | | | | | | |
| Value at beginning of period | $9.79 | $8.87 | $6.84 | $11.42 | $11.12 | $9.91 | $9.95 | | | |
| Value at end of period | $9.20 | $9.79 | $8.87 | $6.84 | $11.42 | $11.12 | $9.91 | | | |
| Number of accumulation units outstanding at end of period | 575,208 | 622,915 | 673,194 | 683,783 | 450,278 | 293,156 | 13,666 | | | |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $8.62 | $7.01 | $5.84 | $10.40 | $10.00 | | | | | |
| Value at end of period | $7.72 | $8.62 | $7.01 | $5.84 | $10.40 | | | | | |
| Number of accumulation units outstanding at end of period | 254,542 | 552,043 | 183,533 | 176,769 | 195,221 | | | | | |
| **ING FMR<sup>SM</sup> DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.47 | $17.79 | $12.98 | $21.69 | $19.26 | $17.48 | $15.19 | $12.45 | $9.48 | $10.00 |
| Value at end of period | $19.70 | $22.47 | $17.79 | $12.98 | $21.69 | $19.26 | $17.48 | $15.19 | $12.45 | $9.48 |
| Number of accumulation units outstanding at end of period | 616 | 5,189 | 5,240 | 5,292 | 5,960 | 643 | 4,116 | 773 | 778 | 432 |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $9.99 | $9.09 | $7.29 | $11.88 | $12.42 | | | | | |
| Value at end of period | $9.76 | $9.99 | $9.09 | $7.29 | $11.88 | | | | | |
| Number of accumulation units outstanding at end of period | 435,094 | 544,883 | 569,660 | 612,272 | 738,661 | | | | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $8.53 | $7.82 | $6.09 | $9.60 | $10.00 | | | | | |
| Value at end of period | $8.30 | $8.53 | $7.82 | $6.09 | $9.60 | | | | | |
| Number of accumulation units outstanding at end of period | 972,147 | 1,056,405 | 1,221,497 | 1,215,629 | 630,620 | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $30.79 | $25.72 | $19.01 | $32.75 | $24.97 | $20.91 | $15.43 | $14.73 | $9.83 | $10.00 |
| Value at end of period | $27.54 | $30.79 | $25.72 | $19.01 | $32.75 | $24.97 | $20.91 | $15.43 | $14.73 | $9.83 |
| Number of accumulation units outstanding at end of period | 23 | 23 | 24 | 24 | 793 | 1,425 | 1,517 | 1,554 | 1,597 | 26 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.99 | | | | | | | | | |
| Value at end of period | $9.56 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,571,491 | | | | | | | | | |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $8.77 | $7.82 | $6.10 | $9.95 | $9.83 | | | | | |
| Value at end of period | $8.60 | $8.77 | $7.82 | $6.10 | $9.95 | | | | | |
| Number of accumulation units outstanding at end of period | 7,309,908 | 5,553,955 | 6,354,228 | 5,498,422 | 3,297 | | | | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | | |
| Value at beginning of period | $9.83 | $8.78 | $7.24 | $11.74 | $11.37 | $10.10 | $9.74 | $8.97 | $10.00 | |
| Value at end of period | $9.66 | $9.83 | $8.78 | $7.24 | $11.74 | $11.37 | $10.10 | $9.74 | $8.97 | |
| Number of accumulation units outstanding at end of period | 715,155 | 884,341 | 938,032 | 1,042,303 | 1,270,440 | 1,403,789 | 1,565,900 | 2,210,160 | 1,239,109 | |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $14.81 | $12.36 | $9.54 | $15.55 | $14.99 | $13.94 | $12.76 | | | |
| Value at end of period | $14.39 | $14.81 | $12.36 | $9.54 | $15.55 | $14.99 | $13.94 | | | |
| Number of accumulation units outstanding at end of period | 324,303 | 401,903 | 504,402 | 588,432 | 813,865 | 977,910 | 881,061 | | | |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $14.60 | $12.10 | $9.86 | $15.08 | $16.37 | $14.63 | $13.83 | | | |
| Value at end of period | $14.25 | $14.60 | $12.10 | $9.86 | $15.08 | $16.37 | $14.63 | | | |
| Number of accumulation units outstanding at end of period | 214,788 | 286,449 | 340,526 | 403,831 | 574,391 | 720,706 | 718,707 | | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.20 | $12.23 | $11.15 | $12.39 | $11.89 | $11.63 | $11.46 | $11.12 | $10.64 | $10.00 |
| Value at end of period | $13.96 | $13.20 | $12.23 | $11.15 | $12.39 | $11.89 | $11.63 | $11.46 | $11.12 | $10.64 |
| Number of accumulation units outstanding at end of period | 2,424,393 | 2,524,418 | 2,778,230 | 3,181,205 | 3,633,088 | 3,602,733 | 4,187,265 | 2,689,507 | 897,486 | 665,314 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $8.08 | $7.62 | $6.06 | $10.32 | | | | | | |
| Value at end of period | $6.97 | $8.08 | $7.62 | $6.06 | | | | | | |
| Number of accumulation units outstanding at end of period | 222,875 | 692,293 | 588,677 | 37,212 | | | | | | |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | | |
| Value at beginning of period | $12.31 | $10.85 | $8.56 | $13.68 | $14.20 | $12.44 | $12.20 | | | |
| Value at end of period | $11.87 | $12.31 | $10.85 | $8.56 | $13.68 | $14.20 | $12.44 | | | |
| Number of accumulation units outstanding at end of period | 355,315 | 412,903 | 304,404 | 328,003 | 359,818 | 270,574 | 233,506 | | | |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.28 | $11.12 | $9.22 | $12.24 | $12.03 | $10.86 | $10.16 | | | |
| Value at end of period | $11.94 | $12.28 | $11.12 | $9.22 | $12.24 | $12.03 | $10.86 | | | |
| Number of accumulation units outstanding at end of period | 590,503 | 765,973 | 864,371 | 1,127,556 | 229,881 | 178,095 | 133,887 | | | |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.54 | $14.04 | $11.51 | $17.26 | $17.10 | $14.98 | $13.83 | $12.32 | $9.79 | $10.00 |
| Value at end of period | $14.96 | $15.54 | $14.04 | $11.51 | $17.26 | $17.10 | $14.98 | $13.83 | $12.32 | $9.79 |
| Number of accumulation units outstanding at end of period | 7,011 | 7,360 | 16,677 | 16,848 | 16,113 | 16,573 | 16,892 | 12,947 | 10,884 | 1,610 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $37.56 | $31.72 | $18.79 | $39.19 | $28.77 | $21.52 | $16.23 | $14.00 | $9.71 | $10.00 |
| Value at end of period | $30.20 | $37.56 | $31.72 | $18.79 | $39.19 | $28.77 | $21.52 | $16.23 | $14.00 | $9.71 |
| Number of accumulation units outstanding at end of period | 503 | 6,584 | 6,643 | 6,196 | 7,169 | 7,695 | 7,832 | 7,918 | 8,005 | 0 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2004) | | | | | | | | | | |
| Value at beginning of period | $17.10 | $14.11 | $11.40 | $17.27 | $17.13 | $14.91 | $13.95 | $12.22 | | |
| Value at end of period | $17.16 | $17.10 | $14.11 | $11.40 | $17.27 | $17.13 | $14.91 | $13.95 | | |
| Number of accumulation units outstanding at end of period | 246,210 | 286,692 | 161,752 | 141,571 | 26,148 | 26,429 | 27,434 | 14,057 | | |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.92 | $15.17 | $12.11 | $17.57 | $18.17 | $15.83 | $15.51 | $12.51 | $9.49 | $10.00 |
| Value at end of period | $18.38 | $18.92 | $15.17 | $12.11 | $17.57 | $18.17 | $15.83 | $15.51 | $12.51 | $9.49 |
| Number of accumulation units outstanding at end of period | 291 | 816 | 877 | 880 | 933 | 906 | 902 | 1,001 | 1,008 | 51 |
| **ING LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.88 | | | | | | | | | |
| Value at end of period | $13.98 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,126,811 | | | | | | | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.05 | | | | | | | | | |
| Value at end of period | $10.05 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 698,403 | | | | | | | | | |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.39 | $10.54 | $10.67 | $10.58 | $10.25 | $9.95 | $9.83 | $9.90 | $9.99 | $10.00 |
| Value at end of period | $10.24 | $10.39 | $10.54 | $10.67 | $10.58 | $10.25 | $9.95 | $9.83 | $9.90 | $9.99 |
| Number of accumulation units outstanding at end of period | 68 | 5,144 | 5,193 | 15,218 | 9,725 | 8,396 | 5,369 | 15,265 | 9,974 | 14,084 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.45 | $13.11 | $10.32 | $17.58 | $15.65 | $15.16 | $14.15 | $12.78 | $9.77 | $10.00 |
| Value at end of period | $14.96 | $15.45 | $13.11 | $10.32 | $17.58 | $15.65 | $15.16 | $14.15 | $12.78 | $9.77 |
| Number of accumulation units outstanding at end of period | 4,195 | 4,225 | 13,778 | 14,301 | 13,141 | 13,806 | 12,695 | 8,755 | 6,764 | 0 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.78 | $12.75 | $10.99 | $14.38 | $14.05 | $12.76 | $12.60 | $11.52 | $10.04 | $10.00 |
| Value at end of period | $13.78 | $13.78 | $12.75 | $10.99 | $14.38 | $14.05 | $12.76 | $12.60 | $11.52 | $10.04 |
| Number of accumulation units outstanding at end of period | 12,324 | 13,887 | 13,955 | 13,992 | 14,372 | 22,233 | 56,099 | 80,712 | 81,142 | 19,781 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.60 | $14.81 | $11.32 | $18.44 | $14.69 | $11.39 | $10.05 | | | |
| Value at end of period | $17.40 | $16.60 | $14.81 | $11.32 | $18.44 | $14.69 | $11.39 | | | |
| Number of accumulation units outstanding at end of period | 1,294,310 | 1,393,872 | 1,617,463 | 2,130,158 | 2,520,966 | 2,108,567 | 1,762,551 | | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2004) | | | | | | | | | | |
| Value at beginning of period | $11.67 | $9.11 | $6.56 | $10.68 | $8.64 | $8.15 | $7.50 | $7.13 | | |
| Value at end of period | $11.41 | $11.67 | $9.11 | $6.56 | $10.68 | $8.64 | $8.15 | $7.50 | | |
| Number of accumulation units outstanding at end of period | 2,735,925 | 3,660,850 | 3,762,445 | 4,001,366 | 400,352 | 507,772 | 658,676 | 725,386 | | |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2002) | | | | | | | | | | |
| Value at beginning of period | $18.49 | $16.48 | $13.01 | $18.50 | $17.14 | $14.35 | $13.10 | $11.81 | $9.52 | $10.00 |
| Value at end of period | $19.85 | $18.49 | $16.48 | $13.01 | $18.50 | $17.14 | $14.35 | $13.10 | $11.81 | $9.52 |
| Number of accumulation units outstanding at end of period | 2,705 | 3,792 | 6,393 | 6,588 | 6,485 | 7,207 | 5,947 | 4,897 | 4,167 | 412 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | $11.96 | $10.64 | $8.44 | $8.27 | | | | | | |
| Value at end of period | $11.26 | $11.96 | $10.64 | $8.44 | | | | | | |
| Number of accumulation units outstanding at end of period | 114,255 | 407,189 | 53,381 | 6,346 | | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $15.25 | $13.36 | $9.73 | $16.59 | $15.83 | $13.66 | $12.23 | | | |
| Value at end of period | $13.77 | $15.25 | $13.36 | $9.73 | $16.59 | $15.83 | $13.66 | | | |
| Number of accumulation units outstanding at end of period | 194,956 | 174,331 | 212,511 | 273,401 | 303,484 | 314,611 | 160,069 | | | |

Opportunities

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $15.32 | $13.61 | $9.24 | $12.11 | $11.94 | $11.12 | $10.82 | | | |
| Value at end of period | $15.77 | $15.32 | $13.61 | $9.24 | $12.11 | $11.94 | $11.12 | | | |
| Number of accumulation units outstanding at end of period | 2,491,020 | 2,933,389 | 3,043,266 | 3,714,547 | 5,106,391 | 6,212,198 | 6,765,562 | | | |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2002) | | | | | | | | | | |
| Value at beginning of period | $14.83 | $13.99 | $12.42 | $12.11 | $11.30 | $11.00 | $10.91 | $10.56 | $10.26 | |
| Value at end of period | $15.08 | $14.83 | $13.99 | $12.42 | $12.11 | $11.30 | $11.00 | $10.91 | $10.56 | |
| Number of accumulation units outstanding at end of period | 7,506 | 53,803 | 59,773 | 59,735 | 63,011 | 60,957 | 60,349 | 53,865 | 52,328 | |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.75 | $10.29 | $8.41 | $13.08 | $12.63 | $10.98 | $10.29 | | | |
| Value at end of period | $11.06 | $11.75 | $10.29 | $8.41 | $13.08 | $12.63 | $10.98 | | | |
| Number of accumulation units outstanding at end of period | 329,597 | 372,241 | 413,573 | 449,248 | 663,930 | 779,945 | 853,112 | | | |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.85 | $10.19 | $8.27 | $12.54 | $12.06 | $10.89 | $10.07 | | | |
| Value at end of period | $11.09 | $11.85 | $10.19 | $8.27 | $12.54 | $12.06 | $10.89 | | | |
| Number of accumulation units outstanding at end of period | 3,350,879 | 4,018,330 | 4,815,834 | 5,633,125 | 5,201,078 | 5,937,537 | 7,322,119 | | | |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $8.84 | $8.31 | $8.25 | | | | | | | |
| Value at end of period | $9.16 | $8.84 | $8.31 | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,424,076 | 2,284,321 | 1,878,967 | | | | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.31 | $9.37 | $9.22 | | | | | | | |
| Value at end of period | $10.04 | $10.31 | $9.37 | | | | | | | |
| Number of accumulation units outstanding at end of period | 10,424,293 | 11,613,550 | 12,837,062 | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.54 | $9.63 | $9.49 | | | | | | | |
| Value at end of period | $10.39 | $10.54 | $9.63 | | | | | | | |
| Number of accumulation units outstanding at end of period | 7,416,905 | 8,432,784 | 9,436,744 | | | | | | | |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.64 | $9.86 | $9.75 | | | | | | | |
| Value at end of period | $10.71 | $10.64 | $9.86 | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,638,396 | 5,981,284 | 6,824,537 | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $14.06 | $12.68 | $10.27 | | | | | | | |
| Value at end of period | $14.40 | $14.06 | $12.68 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,193,971 | 1,210,244 | 1,395,258 | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.01 | $8.16 | $6.71 | $10.13 | | | | | | |
| Value at end of period | $9.07 | $9.01 | $8.16 | $6.71 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,812,730 | 4,030,871 | 5,261,284 | 243,155 | | | | | | |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.70 | $12.51 | $10.35 | | | | | | | |
| Value at end of period | $13.58 | $13.70 | $12.51 | | | | | | | |
| Number of accumulation units outstanding at end of period | 166,253 | 175,163 | 61,958 | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $16.11 | $12.99 | $10.40 | | | | | | | |
| Value at end of period | $15.53 | $16.11 | $12.99 | | | | | | | |
| Number of accumulation units outstanding at end of period | 887,614 | 1,117,706 | 1,349,863 | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.39 | $8.44 | $6.13 | $10.33 | | | | | | |
| Value at end of period | $10.02 | $10.39 | $8.44 | $6.13 | | | | | | |
| Number of accumulation units outstanding at end of period | 441,768 | 667,996 | 567,439 | 121,499 | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.78 | $8.68 | $6.97 | $10.06 | | | | | | |
| Value at end of period | $10.18 | $10.78 | $8.68 | $6.97 | | | | | | |
| Number of accumulation units outstanding at end of period | 832,166 | 1,415,119 | 1,266,182 | 1,152,601 | | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.48 | $7.28 | $5.65 | $8.77 | $8.10 | $7.32 | $6.82 | $6.30 | $4.62 | $8.33 |
| Value at end of period | $9.39 | $9.48 | $7.28 | $5.65 | $8.77 | $8.10 | $7.32 | $6.82 | $6.30 | $4.62 |
| Number of accumulation units outstanding at end of period | 806,024 | 964,109 | 1,126,157 | 1,241,548 | 1,710,022 | 2,086,323 | 2,459,626 | 2,646,721 | 2,408,687 | 1,042,746 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.95 | $8.96 | $7.15 | $10.08 | | | | | | |
| Value at end of period | $10.50 | $10.95 | $8.96 | $7.15 | | | | | | |
| Number of accumulation units outstanding at end of period | 301,151 | 435,427 | 436,482 | 366,888 | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.24 | $16.25 | $12.40 | $17.38 | $16.92 | $15.00 | $14.14 | $12.32 | $10.01 | $10.00 |
| Value at end of period | $18.47 | $18.24 | $16.25 | $12.40 | $17.38 | $16.92 | $15.00 | $14.14 | $12.32 | $10.01 |
| Number of accumulation units outstanding at end of period | 605 | 1,153 | 1,158 | 1,190 | 1,267 | 1,263 | 5,236 | 7,295 | 918 | 1,656 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $9.33 | $8.12 | $5.78 | $10.17 | $9.93 | | | | | |
| Value at end of period | $9.07 | $9.33 | $8.12 | $5.78 | $10.17 | | | | | |
| Number of accumulation units outstanding at end of period | 460,502 | 470,209 | 703,913 | 141,482 | 282,096 | | | | | |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.64 | $12.16 | $8.97 | $18.03 | $15.17 | $12.41 | $10.02 | | | |
| Value at end of period | $11.78 | $13.64 | $12.16 | $8.97 | $18.03 | $15.17 | $12.41 | | | |
| Number of accumulation units outstanding at end of period | 772,576 | 908,034 | 1,045,341 | 1,284,421 | 1,712,461 | 1,397,026 | 1,396,185 | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.33 | $9.65 | $7.43 | $12.70 | $11.18 | $10.09 | | | | |
| Value at end of period | $8.94 | $10.33 | $9.65 | $7.43 | $12.70 | $11.18 | | | | |
| Number of accumulation units outstanding at end of period | 719,050 | 1,151,323 | 1,511,460 | 1,045,633 | 545,889 | 84,091 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.07 | $15.16 | $11.65 | $19.62 | $19.47 | $16.23 | $15.00 | $13.75 | $10.24 | $10.00 |
| Value at end of period | $14.92 | $16.07 | $15.16 | $11.65 | $19.62 | $19.47 | $16.23 | $15.00 | $13.75 | $10.24 |
| Number of accumulation units outstanding at end of period | 543 | 548 | 616 | 624 | 630 | 634 | 639 | 644 | 649 | 0 |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING THORNBURG VALUE PORTFOLIO** (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $11.09 | $10.13 | $7.12 | $12.02 | $11.40 | $10.03 | | | | |
| Value at end of period | $9.48 | $11.09 | $10.13 | $7.12 | $12.02 | $11.40 | | | | |
| Number of accumulation units outstanding at end of period | 21,393 | 27,233 | 36,914 | 42,012 | 91,639 | 36,361 | | | | |
| **ING U.S. BOND INDEX PORTFOLIO** (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $11.07 | $10.61 | $10.20 | $9.95 | | | | | | |
| Value at end of period | $11.67 | $11.07 | $10.61 | $10.20 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,615,557 | 1,016,026 | 1,320,634 | 1,644,114 | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.48 | $10.31 | $7.95 | $13.44 | $13.52 | $12.00 | $11.17 | | | |
| Value at end of period | $11.01 | $11.48 | $10.31 | $7.95 | $13.44 | $13.52 | $12.00 | | | |
| Number of accumulation units outstanding at end of period | 12,910 | 14,229 | 20,893 | 34,548 | 70,471 | 190,561 | 55,883 | | | |
| **ING WISDOM TREE<sup>SM</sup> GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $8.12 | $7.78 | $6.08 | $9.95 | | | | | | |
| Value at end of period | $7.69 | $8.12 | $7.78 | $6.08 | | | | | | |
| Number of accumulation units outstanding at end of period | 261,667 | 333,061 | 577,217 | 252,302 | | | | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | | | | |
| Value at beginning of period | $12.33 | $10.26 | $7.84 | $13.97 | $14.30 | $11.64 | $11.95 | $10.70 | $8.44 | $10.00 |
| Value at end of period | $11.68 | $12.33 | $10.26 | $7.84 | $13.97 | $14.30 | $11.64 | $11.95 | $10.70 | $8.44 |
| Number of accumulation units outstanding at end of period | 172,471 | 214,498 | 250,590 | 301,706 | 480,633 | 563,376 | 711,517 | 840,926 | 567,796 | 132,021 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $8.55 | $7.70 | $6.29 | $10.23 | $10.03 | $8.95 | $8.84 | $8.25 | $6.66 | $8.89 |
| Value at end of period | $8.42 | $8.55 | $7.70 | $6.29 | $10.23 | $10.03 | $8.95 | $8.84 | $8.25 | $6.66 |
| Number of accumulation units outstanding at end of period | 229,572 | 349,659 | 384,448 | 417,520 | 572,332 | 1,738,324 | 2,472,451 | 3,671,891 | 3,673,934 | 1,271,888 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.44 | $9.33 | $7.16 | $12.97 | $11.49 | $9.92 | $9.31 | $8.27 | $6.05 | $8.26 |
| Value at end of period | $8.48 | $9.44 | $9.33 | $7.16 | $12.97 | $11.49 | $9.92 | $9.31 | $8.27 | $6.05 |
| Number of accumulation units outstanding at end of period | 95,230 | 115,157 | 137,957 | 176,707 | 253,884 | 342,749 | 603,121 | 795,586 | 786,491 | 1,365,500 |
| **PROFUND VP RISING RATES OPPORTUNITY** (Fund first available during October 2003) | | | | | | | | | | |
| Value at beginning of period | $4.99 | $6.03 | $4.63 | $7.57 | $8.10 | $7.46 | $8.22 | $9.36 | $10.00 | |
| Value at end of period | $3.07 | $4.99 | $6.03 | $4.63 | $7.57 | $8.10 | $7.46 | $8.22 | $9.36 | |
| Number of accumulation units outstanding at end of period | 142,733 | 153,552 | 178,986 | 238,350 | 365,721 | 540,756 | 766,103 | 1,079,664 | 214,510 | |

## Separate Account Annual Charges of 1.55%

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.27 | $9.50 | $7.98 | $10.09 | | | | | | |
| Value at end of period | $9.74 | $10.27 | $9.50 | $7.98 | | | | | | |
| Number of accumulation units outstanding at end of period | 6,268,257 | 6,150,538 | 5,374,596 | 3,029,923 | | | | | | |

Opportunities

CFI 15

# Condensed Financial Information (continued)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | | | | |
| (Fund first available during November 2003) | | | | | | | | | | |
| Value at beginning of period | | $10.00 | $13.84 | $16.70 | $17.34 | $20.37 | $19.54 | $13.82 | $17.01 | $21.18 |
| Value at end of period | | $13.84 | $16.70 | $17.34 | $20.37 | $19.54 | $13.82 | $17.01 | $21.18 | $19.57 |
| Number of accumulation units outstanding at end of period | | 82,669 | 243,006 | 870,781 | 809,299 | 636,374 | 489,524 | 436,197 | 390,405 | 339,946 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.22 | $11.96 | $13.12 | $15.15 | $8.55 | $11.40 | $13.12 |
| Value at end of period | | | | $11.96 | $13.12 | $15.15 | $8.55 | $11.40 | $13.12 | $12.56 |
| Number of accumulation units outstanding at end of period | | | | 1,060,074 | 3,116,548 | 4,711,467 | 5,979,391 | 5,391,515 | 4,711,109 | 4,181,517 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.58 | $7.82 | $10.01 | $10.96 | $11.39 | $13.45 | $13.41 | $7.55 | $9.65 | $10.92 |
| Value at end of period | $7.82 | $10.01 | $10.96 | $11.39 | $13.45 | $13.41 | $7.55 | $9.65 | $10.92 | $10.82 |
| Number of accumulation units outstanding at end of period | 185,665 | 591,447 | 629,373 | 855,634 | 1,224,823 | 1,402,319 | 1,074,633 | 908,524 | 805,806 | 724,711 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $9.94 | $7.18 | $8.72 | $9.62 |
| Value at end of period | | | | | | | $7.18 | $8.72 | $9.62 | $9.55 |
| Number of accumulation units outstanding at end of period | | | | | | | 1,209,036 | 1,982,773 | 1,965,775 | 1,943,499 |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.00 | $8.84 | $9.76 | $10.19 |
| Value at end of period | | | | | | | $8.84 | $9.76 | $10.19 | $10.60 |
| Number of accumulation units outstanding at end of period | | | | | | | 1,811,922 | 3,000,414 | 3,023,319 | 2,887,043 |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | | $10.00 | $10.77 | $11.86 | $13.50 | $14.58 | $16.04 | $8.80 | $12.01 | $13.96 |
| Value at end of period | | $10.77 | $11.86 | $13.50 | $14.58 | $16.04 | $8.80 | $12.01 | $13.96 | $13.09 |
| Number of accumulation units outstanding at end of period | | 388,436 | 1,165,893 | 4,655,665 | 8,158,531 | 10,804,069 | 12,347,552 | 12,826,807 | 11,927,678 | 10,568,142 |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | | $10.00 | $11.61 | $13.56 | $16.15 | $18.82 | $22.12 | $12.53 | $17.56 | $18.44 |
| Value at end of period | | $11.61 | $13.56 | $16.15 | $18.82 | $22.12 | $12.53 | $17.56 | $18.44 | $15.54 |
| Number of accumulation units outstanding at end of period | | 137,440 | 520,072 | 1,989,030 | 3,644,174 | 5,196,962 | 5,544,295 | 6,070,334 | 5,524,450 | 4,631,701 |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $9.99 | $9.08 | $12.04 | $13.36 |
| Value at end of period | | | | | | | $9.08 | $12.04 | $13.36 | $12.38 |
| Number of accumulation units outstanding at end of period | | | | | | | 84,690 | 494,295 | 537,593 | 1,033,158 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $9.89 | $10.99 | $12.47 | $13.03 | $7.54 | $10.03 | $12.49 |
| Value at end of period | | | | $10.99 | $12.47 | $13.03 | $7.54 | $10.03 | $12.49 | $12.57 |
| Number of accumulation units outstanding at end of period | | | | 352,010 | 951,908 | 1,741,644 | 2,106,592 | 2,345,939 | 2,432,509 | 2,421,462 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | | $9.90 | $10.76 | $12.06 | $12.89 | $9.05 | $10.70 | $11.27 |
| Value at end of period | | | | $10.76 | $12.06 | $12.89 | $9.05 | $10.70 | $11.27 | $11.62 |
| Number of accumulation units outstanding at end of period | | | | 431,426 | 715,471 | 996,338 | 1,357,625 | 1,392,824 | 1,283,559 | 1,241,429 |

Opportunities

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $10.98 | $10.57 | $9.89 | | | | | | | |
| Value at end of period | $12.11 | $10.98 | $10.57 | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,955,636 | 1,170,759 | 851,377 | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during November 2006) | | | | | | | | | | |
| Value at beginning of period | $11.26 | $10.08 | $7.86 | $13.11 | $12.48 | $11.83 | | | | |
| Value at end of period | $10.91 | $11.26 | $10.08 | $7.86 | $13.11 | $12.48 | | | | |
| Number of accumulation units outstanding at end of period | 1,073,438 | 705,924 | 619,758 | 607,182 | 434,531 | 312,728 | | | | |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.35 | $9.76 | $6.50 | $9.99 | | | | | | |
| Value at end of period | $9.99 | $11.35 | $9.76 | $6.50 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,552,693 | 1,967,266 | 2,021,361 | 957,501 | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Fund first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | $10.70 | $9.38 | $7.15 | $12.39 | $13.59 | $11.04 | | | | |
| Value at end of period | $9.96 | $10.70 | $9.38 | $7.15 | $12.39 | $13.59 | | | | |
| Number of accumulation units outstanding at end of period | 790 | 837 | 889 | 952 | 1,017 | 489,074 | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.48 | $17.87 | $13.38 | $22.13 | $27.37 | $20.23 | $17.62 | $13.01 | $9.61 | |
| Value at end of period | $24.19 | $22.48 | $17.87 | $13.38 | $22.13 | $27.37 | $20.23 | $17.62 | $13.01 | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 100 | 101 | 101 | 102 | 103 | 104 | |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.01 | $8.11 | $6.61 | $10.18 | $10.04 | $10.05 | | | | |
| Value at end of period | $9.59 | $10.01 | $8.11 | $6.61 | $10.18 | $10.04 | | | | |
| Number of accumulation units outstanding at end of period | 991,485 | 1,117,333 | 1,318,915 | 1,531,120 | 1,084,038 | 454,471 | | | | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during December 2005) | | | | | | | | | | |
| Value at beginning of period | $9.74 | $8.83 | $6.82 | $11.39 | $11.11 | $9.91 | $9.96 | | | |
| Value at end of period | $9.14 | $9.74 | $8.83 | $6.82 | $11.39 | $11.11 | $9.91 | | | |
| Number of accumulation units outstanding at end of period | 1,898,291 | 2,217,712 | 2,116,674 | 2,268,505 | 1,263,874 | 633,408 | 1,991 | | | |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $8.59 | $6.99 | $5.83 | $10.40 | $10.00 | | | | | |
| Value at end of period | $7.68 | $8.59 | $6.99 | $5.83 | $10.40 | | | | | |
| Number of accumulation units outstanding at end of period | 1,171,178 | 2,116,682 | 1,290,282 | 1,436,110 | 624,411 | | | | | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $9.95 | $9.06 | $7.27 | $11.87 | $12.42 | | | | | |
| Value at end of period | $9.72 | $9.95 | $9.06 | $7.27 | $11.87 | | | | | |
| Number of accumulation units outstanding at end of period | 1,265,714 | 1,342,009 | 1,357,139 | 1,499,276 | 1,229,968 | | | | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $8.50 | $7.79 | $6.08 | $9.60 | $10.00 | | | | | |
| Value at end of period | $8.26 | $8.50 | $7.79 | $6.08 | $9.60 | | | | | |
| Number of accumulation units outstanding at end of period | 5,275,014 | 5,865,447 | 6,423,292 | 6,748,633 | 3,664,178 | | | | | |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.99 | | | | | | | | | |
| Value at end of period | $9.55 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 8,647,939 | | | | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $8.74 | $7.80 | $6.09 | $9.95 | $9.83 | | | | | |
| Value at end of period | $8.56 | $8.74 | $7.80 | $6.09 | $9.95 | | | | | |
| Number of accumulation units outstanding at end of period | 4,432,990 | 2,208,411 | 2,466,114 | 1,706,786 | 8,086 | | | | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | | |
| Value at beginning of period | $9.74 | $8.71 | $7.19 | $11.66 | $11.31 | $10.05 | $9.71 | $8.94 | $10.00 | |
| Value at end of period | $9.56 | $9.74 | $8.71 | $7.19 | $11.66 | $11.31 | $10.05 | $9.71 | $8.94 | |
| Number of accumulation units outstanding at end of period | 604,682 | 647,790 | 705,055 | 923,149 | 1,049,107 | 827,701 | 506,320 | 199,344 | 65,973 | |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $12.98 | $10.85 | $8.38 | $13.67 | $13.19 | $12.28 | $11.25 | | | |
| Value at end of period | $12.61 | $12.98 | $10.85 | $8.38 | $13.67 | $13.19 | $12.28 | | | |
| Number of accumulation units outstanding at end of period | 638,560 | 702,179 | 793,765 | 978,688 | 1,082,008 | 1,002,636 | 617,687 | | | |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during June 2004) | | | | | | | | | | |
| Value at beginning of period | $12.29 | $10.19 | $8.31 | $12.73 | $13.83 | $12.38 | $11.71 | | | |
| Value at end of period | $11.98 | $12.29 | $10.19 | $8.31 | $12.73 | $13.83 | $12.38 | | | |
| Number of accumulation units outstanding at end of period | 476,731 | 519,025 | 583,023 | 725,123 | 842,859 | 784,269 | 430,599 | | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | | |
| Value at beginning of period | $13.08 | $12.13 | $11.08 | $12.32 | $11.84 | $11.58 | $11.43 | $11.10 | $10.63 | |
| Value at end of period | $13.82 | $13.08 | $12.13 | $11.08 | $12.32 | $11.84 | $11.58 | $11.43 | $11.10 | |
| Number of accumulation units outstanding at end of period | 6,827,350 | 7,515,594 | 7,582,620 | 7,875,077 | 7,466,953 | 4,026,439 | 1,037,954 | 433,079 | 314,718 | |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $8.06 | $7.60 | $6.06 | $10.30 | | | | | | |
| Value at end of period | $6.94 | $8.06 | $7.60 | $6.06 | | | | | | |
| Number of accumulation units outstanding at end of period | 313,062 | 667,677 | 780,457 | 94,606 | | | | | | |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.20 | $10.76 | $8.50 | $13.60 | $14.14 | $12.39 | $11.96 | | | |
| Value at end of period | $11.76 | $12.20 | $10.76 | $8.50 | $13.60 | $14.14 | $12.39 | | | |
| Number of accumulation units outstanding at end of period | 847,673 | 839,486 | 896,353 | 881,846 | 629,662 | 423,505 | 225,904 | | | |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.21 | $11.07 | $9.19 | $12.21 | $12.01 | $10.85 | $10.16 | | | |
| Value at end of period | $11.86 | $12.21 | $11.07 | $9.19 | $12.21 | $12.01 | $10.85 | | | |
| Number of accumulation units outstanding at end of period | 795,736 | 858,504 | 916,529 | 999,855 | 423,607 | 250,190 | 199,397 | | | |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.41 | $13.93 | $11.44 | $17.17 | $17.02 | $14.93 | $13.80 | $12.30 | $9.78 | $10.00 |
| Value at end of period | $14.82 | $15.41 | $13.93 | $11.44 | $17.17 | $17.02 | $14.93 | $13.80 | $12.30 | $9.78 |
| Number of accumulation units outstanding at end of period | 800 | 848 | 900 | 1,544 | 1,616 | 592 | 597 | 601 | 607 | 0 |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | $37.24 | $31.48 | $18.67 | $38.98 | $34.91 | | | | | |
| Value at end of period | $29.92 | $37.24 | $31.48 | $18.67 | $38.98 | | | | | |
| Number of accumulation units outstanding at end of period | 266 | 269 | 272 | 276 | 279 | | | | | |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.34 | $8.54 | $6.90 | $10.19 | | | | | | |
| Value at end of period | $10.36 | $10.34 | $8.54 | $6.90 | | | | | | |
| Number of accumulation units outstanding at end of period | 628,779 | 635,346 | 334,741 | 519,822 | | | | | | |
| **ING LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.78 | | | | | | | | | |
| Value at end of period | $13.88 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 993,020 | | | | | | | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.05 | | | | | | | | | |
| Value at end of period | $10.04 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 302,100 | | | | | | | | | |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.30 | $10.46 | $10.60 | $10.52 | $10.20 | $9.91 | $9.81 | $9.89 | $9.99 | |
| Value at end of period | $10.14 | $10.30 | $10.46 | $10.60 | $10.52 | $10.20 | $9.91 | $9.81 | $9.89 | |
| Number of accumulation units outstanding at end of period | 577 | 611 | 649 | 901 | 952 | 211 | 212 | 214 | 216 | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.67 | $12.65 | $10.92 | $14.30 | $13.99 | $12.71 | $12.57 | $11.51 | $10.04 | |
| Value at end of period | $13.65 | $13.67 | $12.65 | $10.92 | $14.30 | $13.99 | $12.71 | $12.57 | $11.51 | |
| Number of accumulation units outstanding at end of period | 3,672 | 3,728 | 3,729 | 3,717 | 3,859 | 13,345 | 13,723 | 14,070 | 14,110 | |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.50 | $14.74 | $11.28 | $18.39 | $14.66 | $11.38 | $10.07 | | | |
| Value at end of period | $17.28 | $16.50 | $14.74 | $11.28 | $18.39 | $14.66 | $11.38 | | | |
| Number of accumulation units outstanding at end of period | 2,669,155 | 2,876,422 | 3,087,314 | 3,363,382 | 2,981,525 | 1,324,190 | 704,604 | | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2004) | | | | | | | | | | |
| Value at beginning of period | $11.56 | $9.03 | $6.51 | $10.61 | $8.59 | $8.11 | $7.47 | $7.11 | | |
| Value at end of period | $11.29 | $11.56 | $9.03 | $6.51 | $10.61 | $8.59 | $8.11 | $7.47 | | |
| Number of accumulation units outstanding at end of period | 2,718,315 | 2,982,870 | 3,271,761 | 3,224,478 | 36,544 | 48,053 | 74,612 | 72,972 | | |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2002) | | | | | | | | | | |
| Value at beginning of period | $18.33 | $16.36 | $12.92 | $18.40 | $17.06 | $14.31 | $13.07 | $11.80 | $9.51 | $10.00 |
| Value at end of period | $19.66 | $18.33 | $16.36 | $12.92 | $18.40 | $17.06 | $14.31 | $13.07 | $11.80 | $9.51 |
| Number of accumulation units outstanding at end of period | 418 | 442 | 448 | 463 | 468 | 482 | 503 | 480 | 472 | 0 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $11.93 | $10.63 | $8.44 | $10.97 | | | | | | |
| Value at end of period | $11.23 | $11.93 | $10.63 | $8.44 | | | | | | |
| Number of accumulation units outstanding at end of period | 227,534 | 417,023 | 152,220 | 24,362 | | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.28 | $11.65 | $8.49 | $14.49 | $13.84 | $11.95 | $10.12 | | | |
| Value at end of period | $11.98 | $13.28 | $11.65 | $8.49 | $14.49 | $13.84 | $11.95 | | | |
| Number of accumulation units outstanding at end of period | 663,516 | 662,061 | 726,173 | 832,152 | 782,650 | 489,270 | 130,405 | | | |

Opportunities

CFI 19

# Condensed Financial Information (continued)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | | $10.81 | $11.10 | $11.91 | $12.06 | $9.20 | $13.53 | $15.22 |
| Value at end of period | | | | $11.10 | $11.91 | $12.06 | $9.20 | $13.53 | $15.22 | $15.64 |
| Number of accumulation units outstanding at end of period | | | | 3,361,552 | 3,362,115 | 2,929,725 | 2,182,503 | 1,781,395 | 2,059,551 | 2,042,969 |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $10.25 | $10.55 | $10.88 | $10.96 | $11.25 | $12.05 | $12.34 | $13.88 | $14.70 |
| Value at end of period | $10.25 | $10.55 | $10.88 | $10.96 | $11.25 | $12.05 | $12.34 | $13.88 | $14.70 | $14.94 |
| Number of accumulation units outstanding at end of period | 0 | 934 | 1,941 | 1,959 | 1,993 | 3,378 | 2,780 | 1,882 | 1,748 | 1,578 |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.17 | $10.97 | $12.61 | $13.04 | $8.38 | $10.24 | $11.69 |
| Value at end of period | | | | $10.97 | $12.61 | $13.04 | $8.38 | $10.24 | $11.69 | $10.98 |
| Number of accumulation units outstanding at end of period | | | | 193,802 | 305,987 | 251,408 | 209,565 | 176,349 | 188,808 | 228,589 |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.07 | $10.89 | $12.04 | $12.51 | $8.24 | $10.15 | $11.78 |
| Value at end of period | | | | $10.89 | $12.04 | $12.51 | $8.24 | $10.15 | $11.78 | $11.02 |
| Number of accumulation units outstanding at end of period | | | | 2,022,539 | 2,190,403 | 2,419,106 | 4,116,452 | 3,645,387 | 3,335,676 | 2,997,266 |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $8.25 | $8.31 | $8.83 |
| Value at end of period | | | | | | | | $8.31 | $8.83 | $9.14 |
| Number of accumulation units outstanding at end of period | | | | | | | | 2,936,003 | 3,445,032 | 4,199,403 |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.22 | $9.37 | $10.30 |
| Value at end of period | | | | | | | | $9.37 | $10.30 | $10.01 |
| Number of accumulation units outstanding at end of period | | | | | | | | 44,077,032 | 40,492,715 | 37,773,447 |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.49 | $9.63 | $10.52 |
| Value at end of period | | | | | | | | $9.63 | $10.52 | $10.37 |
| Number of accumulation units outstanding at end of period | | | | | | | | 25,122,621 | 22,990,155 | 21,149,319 |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.75 | $9.86 | $10.63 |
| Value at end of period | | | | | | | | $9.86 | $10.63 | $10.69 |
| Number of accumulation units outstanding at end of period | | | | | | | | 13,291,121 | 12,371,740 | 12,059,152 |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.20 | $12.68 | $14.04 |
| Value at end of period | | | | | | | | $12.68 | $14.04 | $14.36 |
| Number of accumulation units outstanding at end of period | | | | | | | | 271,573 | 253,938 | 302,868 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.09 | $6.70 | $8.15 | $8.99 |
| Value at end of period | | | | | | | $6.70 | $8.15 | $8.99 | $9.04 |
| Number of accumulation units outstanding at end of period | | | | | | | 348,627 | 5,953,643 | 5,375,801 | 4,354,219 |

Opportunities

CFI 20

# Condensed Financial Information (continued)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.59 | $12.50 | $13.67 |
| Value at end of period | | | | | | | | $12.50 | $13.67 | $13.54 |
| Number of accumulation units outstanding at end of period | | | | | | | | 59,990 | 170,983 | 223,897 |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.40 | $12.98 | $16.08 |
| Value at end of period | | | | | | | | $12.98 | $16.08 | $15.49 |
| Number of accumulation units outstanding at end of period | | | | | | | | 2,056,517 | 1,976,186 | 1,615,359 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.48 | $6.12 | $8.42 | $10.36 |
| Value at end of period | | | | | | | $6.12 | $8.42 | $10.36 | $9.99 |
| Number of accumulation units outstanding at end of period | | | | | | | 299,431 | 826,408 | 1,182,184 | 750,481 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.02 | $6.96 | $8.66 | $10.75 |
| Value at end of period | | | | | | | $6.96 | $8.66 | $10.75 | $10.14 |
| Number of accumulation units outstanding at end of period | | | | | | | 830,338 | 949,289 | 1,667,335 | 895,974 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | | $4.61 | $6.28 | $6.80 | $7.28 | $8.06 | $8.71 | $5.61 | $7.22 | $9.39 |
| Value at end of period | | $6.28 | $6.80 | $7.28 | $8.06 | $8.71 | $5.61 | $7.22 | $9.39 | $9.29 |
| Number of accumulation units outstanding at end of period | | 269,277 | 208,033 | 434,882 | 514,893 | 313,722 | 243,159 | 217,723 | 196,789 | 169,269 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.05 | $7.14 | $8.95 | $10.92 |
| Value at end of period | | | | | | | $7.14 | $8.95 | $10.92 | $10.46 |
| Number of accumulation units outstanding at end of period | | | | | | | 469,428 | 634,300 | 579,000 | 527,871 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2002) | | | | | | | | | | |
| Value at beginning of period | | $9.82 | $12.10 | $13.65 | $13.94 | $16.33 | $16.55 | $10.46 | $12.85 | $14.51 |
| Value at end of period | | $12.10 | $13.65 | $13.94 | $16.33 | $16.55 | $10.46 | $12.85 | $14.51 | $14.16 |
| Number of accumulation units outstanding at end of period | | 638 | 567 | 564 | 541 | 534 | 590 | 574 | 561 | 587 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.10 | $10.16 | $5.77 | $8.10 | $9.29 |
| Value at end of period | | | | | | $10.16 | $5.77 | $8.10 | $9.29 | $9.03 |
| Number of accumulation units outstanding at end of period | | | | | | 209,945 | 342,675 | 1,055,201 | 812,616 | 872,881 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.13 | $12.40 | $15.15 | $17.98 | $8.94 | $12.11 | $13.56 |
| Value at end of period | | | | $12.40 | $15.15 | $17.98 | $8.94 | $12.11 | $13.56 | $11.70 |
| Number of accumulation units outstanding at end of period | | | | 229,089 | 530,650 | 1,062,067 | 1,266,966 | 989,793 | 806,375 | 735,904 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.17 | $11.17 | $12.67 | $7.41 | $9.62 | $10.28 |
| Value at end of period | | | | | $11.17 | $12.67 | $7.41 | $9.62 | $10.28 | $8.89 |
| Number of accumulation units outstanding at end of period | | | | | 180,655 | 766,752 | 1,589,643 | 2,166,834 | 2,184,953 | 1,453,310 |

Opportunities

CFI 21

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | | |
| Value at beginning of period | $11.04 | $10.09 | $7.10 | $12.00 | $11.40 | $10.20 | | | | |
| Value at end of period | $9.43 | $11.04 | $10.09 | $7.10 | $12.00 | $11.40 | | | | |
| Number of accumulation units outstanding at end of period | 27,923 | 28,739 | 34,639 | 38,409 | 60,652 | 24,063 | | | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $11.04 | $10.59 | $10.19 | $10.01 | | | | | | |
| Value at end of period | $11.62 | $11.04 | $10.59 | $10.19 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,150,527 | 1,334,264 | 1,500,270 | 934,344 | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $10.64 | $9.56 | $7.38 | $12.50 | $12.58 | $11.17 | $10.20 | | | |
| Value at end of period | $10.19 | $10.64 | $9.56 | $7.38 | $12.50 | $12.58 | $11.17 | | | |
| Number of accumulation units outstanding at end of period | 40,301 | 60,021 | 62,605 | 71,305 | 89,247 | 106,412 | 56,006 | | | |
| **ING WISDOM TREE^SM GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $8.09 | $7.76 | $6.07 | $9.95 | | | | | | |
| Value at end of period | $7.66 | $8.09 | $7.76 | $6.07 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,363,797 | 1,538,407 | 1,771,924 | 1,417,425 | | | | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | | | | |
| Value at beginning of period | $12.22 | $10.18 | $7.79 | $13.89 | $14.23 | $11.60 | $11.92 | $10.68 | $8.43 | $10.00 |
| Value at end of period | $11.57 | $12.22 | $10.18 | $7.79 | $13.89 | $14.23 | $11.60 | $11.92 | $10.68 | $8.43 |
| Number of accumulation units outstanding at end of period | 40,755 | 51,309 | 54,186 | 64,491 | 144,169 | 159,554 | 160,751 | 78,941 | 57,779 | 28,020 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $8.46 | $7.64 | $6.24 | $10.17 | $9.97 | $8.91 | $8.81 | $8.22 | $6.65 | $8.89 |
| Value at end of period | $8.33 | $8.46 | $7.64 | $6.24 | $10.17 | $9.97 | $8.91 | $8.81 | $8.22 | $6.65 |
| Number of accumulation units outstanding at end of period | 33,539 | 45,340 | 51,804 | 55,097 | 67,929 | 109,056 | 372,891 | 394,140 | 354,864 | 194,395 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.35 | $9.25 | $7.10 | $12.89 | $11.42 | $9.87 | $9.28 | $8.24 | $6.04 | $8.26 |
| Value at end of period | $8.39 | $9.35 | $9.25 | $7.10 | $12.89 | $11.42 | $9.87 | $9.28 | $8.24 | $6.04 |
| Number of accumulation units outstanding at end of period | 21,957 | 24,560 | 34,981 | 40,965 | 59,527 | 71,195 | 126,063 | 148,329 | 147,115 | 156,757 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| (Fund first available during October 2003) | | | | | | | | | | |
| Value at beginning of period | $4.95 | $5.99 | $4.60 | $7.54 | $8.08 | $7.45 | $8.21 | $9.36 | $10.00 | |
| Value at end of period | $3.05 | $4.95 | $5.99 | $4.60 | $7.54 | $8.08 | $7.45 | $8.21 | $9.36 | |
| Number of accumulation units outstanding at end of period | 170,453 | 189,111 | 208,414 | 230,571 | 321,472 | 361,555 | 351,390 | 175,899 | 137,981 | |

## Separate Account Annual Charges of 1.65%

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.24 | $9.49 | $7.98 | $10.09 | | | | | | |
| Value at end of period | $9.71 | $10.24 | $9.49 | $7.98 | | | | | | |
| Number of accumulation units outstanding at end of period | 33,149,680 | 32,649,952 | 29,137,036 | 14,862,682 | | | | | | |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | | | | |
| (Fund first available during November 2003) | | | | | | | | | | |
| Value at beginning of period | $21.01 | $16.89 | $13.74 | $19.45 | $20.30 | $17.29 | $16.67 | $13.83 | $10.00 | |
| Value at end of period | $19.40 | $21.01 | $16.89 | $13.74 | $19.45 | $20.30 | $17.29 | $16.67 | $13.83 | |
| Number of accumulation units outstanding at end of period | 784,809 | 894,397 | 1,055,356 | 1,247,388 | 1,669,952 | 2,192,902 | 2,694,431 | 1,745,035 | 202,533 | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.52 | $11.76 | $8.82 | $15.66 | $13.57 | $12.38 | $10.79 | | | |
| Value at end of period | $12.93 | $13.52 | $11.76 | $8.82 | $15.66 | $13.57 | $12.38 | | | |
| Number of accumulation units outstanding at end of period | 9,998,485 | 11,446,144 | 13,426,002 | 14,367,566 | 8,727,881 | 5,320,846 | 2,071,944 | | | |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.82 | $9.57 | $7.49 | $13.32 | $13.37 | $11.34 | $10.92 | $9.98 | $7.80 | $9.58 |
| Value at end of period | $10.71 | $10.82 | $9.57 | $7.49 | $13.32 | $13.37 | $11.34 | $10.92 | $9.98 | $7.80 |
| Number of accumulation units outstanding at end of period | 1,456,083 | 1,758,440 | 2,015,556 | 2,321,019 | 2,996,250 | 2,729,417 | 2,083,613 | 1,820,927 | 947,458 | 177,883 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.59 | $8.71 | $7.18 | $9.96 | | | | | | |
| Value at end of period | $9.51 | $9.59 | $8.71 | $7.18 | | | | | | |
| Number of accumulation units outstanding at end of period | 10,629,129 | 11,286,916 | 11,176,781 | 6,791,321 | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $10.16 | $9.74 | $8.83 | $10.01 | | | | | | |
| Value at end of period | $10.56 | $10.16 | $9.74 | $8.83 | | | | | | |
| Number of accumulation units outstanding at end of period | 9,839,246 | 10,751,092 | 11,050,737 | 6,792,467 | | | | | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $13.86 | $11.93 | $8.75 | $15.97 | $14.53 | $13.47 | $11.85 | $10.76 | $10.00 | |
| Value at end of period | $12.98 | $13.86 | $11.93 | $8.75 | $15.97 | $14.53 | $13.47 | $11.85 | $10.76 | |
| Number of accumulation units outstanding at end of period | 24,977,482 | 28,931,189 | 30,569,314 | 29,486,643 | 21,187,620 | 17,328,218 | 12,968,062 | 7,574,705 | 1,003,541 | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $18.30 | $17.45 | $12.46 | $22.02 | $18.75 | $16.11 | $13.54 | $11.61 | $10.00 | |
| Value at end of period | $15.41 | $18.30 | $17.45 | $12.46 | $22.02 | $18.75 | $16.11 | $13.54 | $11.61 | |
| Number of accumulation units outstanding at end of period | 11,673,254 | 13,733,676 | 14,447,525 | 13,747,430 | 9,721,538 | 7,272,815 | 4,950,832 | 2,513,020 | 241,840 | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $13.33 | $9.98 | $9.08 | $9.98 | | | | | | |
| Value at end of period | $12.34 | $12.42 | $12.03 | $9.08 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,636,251 | 2,692,196 | 1,950,103 | 447,067 | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $16.40 | $15.61 | $13.23 | $23.89 | $20.90 | $16.46 | $14.54 | $12.55 | $9.75 | $10.00 |
| Value at end of period | $12.58 | $16.40 | $15.61 | $13.23 | $23.89 | $20.90 | $16.46 | $14.54 | $12.55 | $9.75 |
| Number of accumulation units outstanding at end of period | 327,979 | 391,537 | 439,936 | 524,252 | 566,702 | 534,992 | 397,395 | 124,513 | 8,493 | 0 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.42 | $9.98 | $7.51 | $12.99 | $12.45 | $10.99 | $9.97 | | | |
| Value at end of period | $12.49 | $12.42 | $9.98 | $7.51 | $12.99 | $12.45 | $10.99 | | | |
| Number of accumulation units outstanding at end of period | 5,449,850 | 5,244,173 | 5,554,100 | 4,777,820 | 2,907,330 | 1,977,073 | 966,411 | | | |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $11.19 | $10.64 | $9.01 | $12.84 | $12.03 | $10.74 | $9.89 | $9.95 | | |
| Value at end of period | $11.53 | $11.19 | $10.64 | $9.01 | $12.84 | $12.03 | $10.74 | $9.88 | | |
| Number of accumulation units outstanding at end of period | 2,144,534 | 1,954,357 | 2,271,236 | 2,194,489 | 1,676,945 | 1,500,555 | 1,302,047 | 27,444 | | |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $10.96 | $10.57 | $9.89 | | | | | | | |
| Value at end of period | $12.08 | $10.96 | $10.57 | | | | | | | |
| Number of accumulation units outstanding at end of period | 9,269,173 | 4,954,370 | 3,586,830 | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during November 2006) | | | | | | | | | | |
| Value at beginning of period | $11.16 | $10.00 | $7.81 | $13.04 | $12.42 | $11.78 | | | | |
| Value at end of period | $10.80 | $11.16 | $10.00 | $7.81 | $13.04 | $12.42 | | | | |
| Number of accumulation units outstanding at end of period | 1,930,199 | 1,660,779 | 1,835,417 | 1,686,153 | 1,199,204 | 927,783 | | | | |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.32 | $9.74 | $6.49 | $9.99 | | | | | | |
| Value at end of period | $9.96 | $11.32 | $9.74 | $6.49 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,421,030 | 3,692,593 | 3,822,702 | 2,342,950 | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.64 | $9.35 | $7.13 | $12.36 | $13.58 | $11.05 | | | | |
| Value at end of period | $9.90 | $10.64 | $9.35 | $7.13 | $12.36 | $13.58 | | | | |
| Number of accumulation units outstanding at end of period | 39,629 | 42,189 | 52,248 | 52,785 | 49,058 | 740,231 | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.29 | $17.74 | $13.29 | $22.02 | $27.25 | $20.16 | $17.58 | $12.99 | $9.60 | $10.00 |
| Value at end of period | $23.97 | $22.29 | $17.74 | $13.29 | $22.02 | $27.25 | $20.16 | $17.58 | $12.99 | $9.60 |
| Number of accumulation units outstanding at end of period | 124,416 | 138,891 | 160,210 | 187,397 | 224,458 | 241,653 | 196,329 | 93,479 | 21,399 | 2,275 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $9.96 | $8.08 | $6.59 | $10.16 | $10.04 | $9.95 | | | | |
| Value at end of period | $9.53 | $9.96 | $8.08 | $6.59 | $10.16 | $10.04 | | | | |
| Number of accumulation units outstanding at end of period | 3,006,946 | 3,549,908 | 4,787,221 | 4,530,155 | 2,975,002 | 1,490,670 | | | | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during December 2005) | | | | | | | | | | |
| Value at beginning of period | $9.69 | $8.80 | $6.79 | $11.37 | $11.10 | $9.91 | $9.96 | | | |
| Value at end of period | $9.09 | $9.69 | $8.80 | $6.79 | $11.37 | $11.10 | $9.91 | | | |
| Number of accumulation units outstanding at end of period | 6,969,874 | 7,592,795 | 7,644,431 | 6,232,741 | 2,974,581 | 1,247,916 | 43,804 | | | |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $8.56 | $6.97 | $5.82 | $10.39 | $10.00 | | | | | |
| Value at end of period | $7.65 | $8.56 | $6.97 | $5.82 | $10.39 | | | | | |
| Number of accumulation units outstanding at end of period | 6,207,831 | 7,272,716 | 7,068,642 | 7,174,467 | 3,410,381 | | | | | |
| **ING FMR<sup>SM</sup> DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.10 | $17.53 | $12.82 | $21.46 | $19.09 | $17.37 | $15.12 | $12.42 | $9.47 | $10.00 |
| Value at end of period | $19.33 | $22.10 | $17.53 | $12.82 | $21.46 | $19.09 | $17.37 | $15.12 | $12.42 | $9.47 |
| Number of accumulation units outstanding at end of period | 237,257 | 264,562 | 297,147 | 336,419 | 352,491 | 303,264 | 236,651 | 70,293 | 18,203 | 243 |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.97 | $9.89 | $7.63 | $10.99 | $10.90 | $9.99 | | | | |
| Value at end of period | $11.05 | $10.97 | $9.89 | $7.63 | $10.99 | $10.90 | | | | |
| Number of accumulation units outstanding at end of period | 168,509 | 172,981 | 220,722 | 242,213 | 188,787 | 1,672,877 | | | | |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $9.91 | $9.04 | $7.26 | $11.87 | $12.42 | | | | | |
| Value at end of period | $9.67 | $9.91 | $9.04 | $7.26 | $11.87 | | | | | |
| Number of accumulation units outstanding at end of period | 4,121,112 | 4,677,692 | 4,913,841 | 4,632,152 | 3,512,368 | | | | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $8.47 | $7.77 | $6.07 | $9.59 | $10.06 | | | | | |
| Value at end of period | $8.22 | $8.47 | $7.77 | $6.07 | $9.59 | | | | | |
| Number of accumulation units outstanding at end of period | 25,269,581 | 28,072,976 | 29,916,528 | 31,131,536 | 14,012,616 | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $30.28 | $25.34 | $18.77 | $32.40 | $24.76 | $20.77 | $15.35 | $14.70 | $9.82 | $10.00 |
| Value at end of period | $27.02 | $30.28 | $25.34 | $18.77 | $32.40 | $24.76 | $20.77 | $15.35 | $14.70 | $9.82 |
| Number of accumulation units outstanding at end of period | 134,933 | 152,338 | 169,670 | 182,785 | 179,668 | 179,203 | 130,772 | 59,042 | 13,334 | 240 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.99 | | | | | | | | | |
| Value at end of period | $9.54 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 20,163,139 | | | | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $8.71 | $7.78 | $6.09 | $9.95 | $9.83 | | | | | |
| Value at end of period | $8.52 | $8.71 | $7.78 | $6.09 | $9.95 | | | | | |
| Number of accumulation units outstanding at end of period | 10,564,876 | 4,802,895 | 5,516,324 | 3,269,386 | 15,528 | | | | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | | |
| Value at beginning of period | $9.65 | $8.63 | $7.13 | $11.59 | $11.25 | $10.01 | $9.67 | $8.92 | $10.00 | |
| Value at end of period | $9.45 | $9.65 | $8.63 | $7.13 | $11.59 | $11.25 | $10.01 | $9.67 | $8.92 | |
| Number of accumulation units outstanding at end of period | 882,411 | 1,038,513 | 1,191,005 | 1,568,394 | 2,011,974 | 1,941,369 | 1,717,454 | 1,211,622 | 392,888 | |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $12.52 | $10.47 | $8.10 | $13.23 | $12.78 | $11.91 | $10.92 | $9.49 | | |
| Value at end of period | $12.15 | $12.52 | $10.47 | $8.10 | $13.23 | $12.78 | $11.91 | $10.92 | | |
| Number of accumulation units outstanding at end of period | 963,513 | 1,163,968 | 1,330,208 | 1,643,831 | 2,026,223 | 1,783,464 | 1,374,933 | 505,878 | | |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $11.82 | $9.81 | $8.01 | $12.28 | $13.35 | $11.96 | $11.33 | $9.39 | | |
| Value at end of period | $11.51 | $11.82 | $9.81 | $8.01 | $12.28 | $13.35 | $11.96 | $11.33 | | |
| Number of accumulation units outstanding at end of period | 856,073 | 1,018,778 | 1,187,131 | 1,350,205 | 1,814,376 | 1,573,446 | 1,104,254 | 456,418 | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.97 | $12.04 | $11.00 | $12.24 | $11.78 | $11.54 | $11.40 | $11.08 | $10.63 | $10.00 |
| Value at end of period | $13.69 | $12.97 | $12.04 | $11.00 | $12.24 | $11.78 | $11.54 | $11.40 | $11.08 | $10.63 |
| Number of accumulation units outstanding at end of period | 17,762,929 | 19,438,551 | 20,618,726 | 21,077,749 | 18,045,939 | 9,597,875 | 3,017,046 | 1,881,640 | 337,031 | 88,275 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $8.03 | $7.59 | $6.05 | $10.22 | | | | | | |
| Value at end of period | $6.92 | $8.03 | $7.59 | $6.05 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,101,227 | 1,270,771 | 1,647,470 | 309,276 | | | | | | |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.09 | $10.68 | $8.45 | $13.52 | $14.07 | $12.35 | $12.13 | $10.57 | $8.29 | $10.00 |
| Value at end of period | $11.64 | $12.09 | $10.68 | $8.45 | $13.52 | $14.07 | $12.35 | $12.13 | $10.57 | $8.29 |
| Number of accumulation units outstanding at end of period | 2,465,574 | 2,618,723 | 2,361,640 | 2,466,881 | 2,285,681 | 2,066,249 | 1,620,818 | 668,782 | 130,443 | 283 |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.14 | $11.01 | $9.15 | $12.17 | $11.98 | $10.84 | $10.16 | | | |
| Value at end of period | $11.78 | $12.14 | $11.01 | $9.15 | $12.17 | $11.98 | $10.84 | | | |
| Number of accumulation units outstanding at end of period | 2,714,886 | 3,483,701 | 3,059,375 | 2,755,180 | 1,231,628 | 629,056 | 369,153 | | | |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.28 | $13.83 | $11.36 | $17.07 | $16.95 | $14.88 | $13.77 | $12.29 | $9.78 | $10.00 |
| Value at end of period | $14.68 | $15.28 | $13.83 | $11.36 | $17.07 | $16.95 | $14.88 | $13.77 | $12.29 | $9.78 |
| Number of accumulation units outstanding at end of period | 311,599 | 389,393 | 419,821 | 432,198 | 489,966 | 479,362 | 405,623 | 291,624 | 80,614 | 10,566 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $36.93 | $31.25 | $18.55 | $38.77 | $28.52 | $21.37 | $16.15 | $13.96 | $9.70 | $10.00 |
| Value at end of period | $29.64 | $36.93 | $31.25 | $18.55 | $38.77 | $28.52 | $21.37 | $16.15 | $13.96 | $9.70 |
| Number of accumulation units outstanding at end of period | 123,293 | 138,142 | 155,212 | 168,287 | 188,115 | 193,228 | 113,016 | 40,817 | 18,761 | 5,950 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2004) | | | | | | | | | | |
| Value at beginning of period | $13.68 | $11.31 | $9.16 | $13.90 | $13.81 | $12.05 | $11.30 | $9.90 | | |
| Value at end of period | $13.70 | $13.68 | $11.31 | $9.16 | $13.90 | $13.81 | $12.05 | $11.30 | | |
| Number of accumulation units outstanding at end of period | 1,941,144 | 2,095,654 | 1,477,123 | 651,474 | 63,076 | 71,145 | 91,313 | 62,314 | | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.60 | $14.95 | $11.96 | $17.38 | $18.02 | $15.73 | $15.44 | $12.48 | $9.48 | $10.00 |
| Value at end of period | $18.03 | $18.60 | $14.95 | $11.96 | $17.38 | $18.02 | $15.73 | $15.44 | $12.48 | $9.48 |
| Number of accumulation units outstanding at end of period | 263,581 | 303,531 | 345,552 | 410,222 | 465,685 | 419,871 | 332,761 | 182,314 | 64,681 | 11,333 |
| **ING LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.69 | | | | | | | | | |
| Value at end of period | $13.77 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,724,627 | | | | | | | | | |
| **ING LARGE CAP GROWTH PORTFOLIO (CLASS S2)** | | | | | | | | | | |
| (Fund first available during July 2004) | | | | | | | | | | |
| Value at beginning of period | $13.55 | $12.08 | $8.64 | $12.14 | $11.07 | $10.68 | $10.46 | $10.00 | | |
| Value at end of period | $13.61 | $13.55 | $12.08 | $8.64 | $12.14 | $11.07 | $10.68 | $10.46 | | |
| Number of accumulation units outstanding at end of period | 4,131 | 4,311 | 7,205 | 10,300 | 11,850 | 12,957 | 9,303 | 3,039 | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.05 | | | | | | | | | |
| Value at end of period | $10.03 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 793,834 | | | | | | | | | |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.21 | $10.38 | $10.53 | $10.47 | $10.16 | $9.88 | $9.79 | $9.88 | $9.98 | $10.00 |
| Value at end of period | $10.05 | $10.21 | $10.38 | $10.53 | $10.47 | $10.16 | $9.88 | $9.79 | $9.88 | $9.98 |
| Number of accumulation units outstanding at end of period | 219,317 | 324,874 | 453,192 | 835,707 | 321,371 | 175,931 | 104,561 | 125,735 | 16,707 | 14,647 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.20 | $12.92 | $10.19 | $17.39 | $15.51 | $15.05 | $14.08 | $12.74 | $9.77 | $10.00 |
| Value at end of period | $14.68 | $15.20 | $12.92 | $10.19 | $17.39 | $15.51 | $15.05 | $14.08 | $12.74 | $9.77 |
| Number of accumulation units outstanding at end of period | 145,340 | 181,527 | 197,230 | 220,275 | 220,733 | 245,707 | 185,623 | 98,569 | 34,151 | 2,873 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.55 | $12.56 | $10.85 | $14.22 | $13.93 | $12.67 | $12.55 | $11.49 | $10.04 | $10.00 |
| Value at end of period | $13.52 | $13.55 | $12.56 | $10.85 | $14.22 | $13.93 | $12.67 | $12.55 | $11.49 | $10.04 |
| Number of accumulation units outstanding at end of period | 348,161 | 367,545 | 389,814 | 411,521 | 467,950 | 496,208 | 467,728 | 302,039 | 112,170 | 0 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.41 | $14.67 | $11.23 | $18.34 | $14.64 | $11.38 | $10.07 | | | |
| Value at end of period | $17.17 | $16.41 | $14.67 | $11.23 | $18.34 | $14.64 | $11.38 | | | |
| Number of accumulation units outstanding at end of period | 3,841,708 | 3,676,976 | 4,073,509 | 4,480,383 | 2,817,908 | 1,671,630 | 1,195,134 | | | |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2004) | | | | | | | | | | |
| Value at beginning of period | $11.44 | $8.95 | $6.45 | $10.54 | $8.54 | $8.07 | $7.45 | $7.09 | | |
| Value at end of period | $11.17 | $11.44 | $8.95 | $6.45 | $10.54 | $8.54 | $8.07 | $7.45 | | |
| Number of accumulation units outstanding at end of period | 3,775,208 | 3,637,309 | 2,574,342 | 2,677,395 | 165,449 | 229,809 | 307,954 | 316,589 | | |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2002) | | | | | | | | | | |
| Value at beginning of period | $18.18 | $16.24 | $12.84 | $18.30 | $16.99 | $14.26 | $13.04 | $11.78 | $9.51 | $10.00 |
| Value at end of period | $19.48 | $18.18 | $16.24 | $12.84 | $18.30 | $16.99 | $14.26 | $13.04 | $11.78 | $9.51 |
| Number of accumulation units outstanding at end of period | 413,546 | 504,146 | 587,447 | 659,050 | 788,106 | 803,941 | 689,970 | 380,491 | 90,627 | 1,167 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $11.90 | $10.61 | $8.43 | $9.98 | | | | | | |
| Value at end of period | $11.19 | $11.90 | $10.61 | $8.43 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,842,020 | 1,643,930 | 782,866 | 162,979 | | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.46 | $11.82 | $8.62 | $14.73 | $14.08 | $12.17 | $10.93 | | | |
| Value at end of period | $12.13 | $13.46 | $11.82 | $8.62 | $14.73 | $14.08 | $12.17 | | | |
| Number of accumulation units outstanding at end of period | 1,458,990 | 1,480,914 | 1,695,188 | 1,995,843 | 1,647,677 | 1,178,387 | 344,200 | | | |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $15.11 | $13.45 | $9.15 | $12.01 | $11.88 | $11.08 | $10.80 | | | |
| Value at end of period | $15.52 | $15.11 | $13.45 | $9.15 | $12.01 | $11.88 | $11.08 | | | |
| Number of accumulation units outstanding at end of period | 4,033,510 | 3,779,255 | 2,721,625 | 3,338,098 | 4,384,724 | 4,835,744 | 4,678,798 | | | |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.58 | $13.78 | $12.26 | $11.98 | $11.20 | $10.92 | $10.86 | $10.53 | $10.25 | $10.00 |
| Value at end of period | $14.80 | $14.58 | $13.78 | $12.26 | $11.98 | $11.20 | $10.92 | $10.86 | $10.53 | $10.25 |
| Number of accumulation units outstanding at end of period | 792,427 | 860,651 | 877,332 | 888,472 | 660,298 | 631,720 | 461,550 | 276,747 | 80,577 | 6,368 |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during April 2005) | | | | | | | | | | |
| Value at beginning of period | $11.62 | $10.20 | $8.35 | $13.01 | $12.59 | $10.96 | $10.00 | | | |
| Value at end of period | $10.91 | $11.62 | $10.20 | $8.35 | $13.01 | $12.59 | $10.96 | | | |
| Number of accumulation units outstanding at end of period | 516,600 | 609,977 | 529,027 | 574,371 | 705,399 | 947,681 | 835,053 | | | |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2005) | | | | | | | | | | |
| Value at beginning of period | $11.71 | $10.10 | $8.20 | $12.47 | $12.02 | $10.88 | $10.00 | | | |
| Value at end of period | $10.94 | $11.71 | $10.10 | $8.20 | $12.47 | $12.02 | $10.88 | | | |
| Number of accumulation units outstanding at end of period | 5,051,321 | 5,811,507 | 6,741,283 | 6,906,770 | 6,866,041 | 6,977,641 | 6,591,837 | | | |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $8.82 | $8.31 | $8.25 | | | | | | | |
| Value at end of period | $9.12 | $8.82 | $8.31 | | | | | | | |
| Number of accumulation units outstanding at end of period | 12,893,849 | 11,268,717 | 9,235,050 | | | | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.28 | $9.37 | $9.21 | | | | | | | |
| Value at end of period | $9.99 | $10.28 | $9.37 | | | | | | | |
| Number of accumulation units outstanding at end of period | 83,035,422 | 90,407,563 | 98,222,251 | | | | | | | |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.51 | $9.63 | $9.49 | | | | | | | |
| Value at end of period | $10.34 | $10.51 | $9.63 | | | | | | | |
| Number of accumulation units outstanding at end of period | 58,979,396 | 65,664,893 | 70,210,170 | | | | | | | |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.62 | $9.86 | $9.75 | | | | | | | |
| Value at end of period | $10.67 | $10.62 | $9.86 | | | | | | | |
| Number of accumulation units outstanding at end of period | 30,468,674 | 33,887,801 | 36,618,477 | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $14.01 | $12.67 | $10.14 | | | | | | | |
| Value at end of period | $14.32 | $14.01 | $12.67 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,098,591 | 980,480 | 1,093,134 | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $8.96 | $8.13 | $6.70 | $10.17 | | | | | | |
| Value at end of period | $9.00 | $8.96 | $8.13 | $6.70 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,266,093 | 3,433,711 | 3,566,009 | 744,806 | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.65 | $12.49 | $10.35 | | | | | | | |
| Value at end of period | $13.50 | $13.65 | $12.49 | | | | | | | |
| Number of accumulation units outstanding at end of period | 294,987 | 200,934 | 150,954 | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $16.06 | $12.97 | $10.36 | | | | | | | |
| Value at end of period | $15.44 | $16.06 | $12.97 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,836,737 | 2,324,538 | 2,008,990 | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.33 | $8.41 | $6.12 | $10.25 | | | | | | |
| Value at end of period | $9.95 | $10.33 | $8.41 | $6.12 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,558,431 | 2,724,466 | 2,544,207 | 1,062,310 | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.72 | $8.65 | $6.96 | $10.15 | | | | | | |
| Value at end of period | $10.10 | $10.72 | $8.65 | $6.96 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,589,704 | 2,760,386 | 2,679,879 | 1,754,101 | | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.29 | $7.16 | $5.57 | $8.65 | $8.01 | $7.25 | $6.77 | $6.26 | $4.60 | $8.32 |
| Value at end of period | $9.19 | $9.29 | $7.16 | $5.57 | $8.65 | $8.01 | $7.25 | $6.77 | $6.26 | $4.60 |
| Number of accumulation units outstanding at end of period | 488,828 | 559,739 | 648,234 | 749,440 | 1,055,828 | 1,332,137 | 1,407,649 | 1,295,970 | 951,109 | 563,709 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.89 | $8.93 | $7.14 | $10.05 | | | | | | |
| Value at end of period | $10.42 | $10.89 | $8.93 | $7.14 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,585,371 | 1,764,765 | 1,604,687 | 1,110,458 | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.93 | $16.01 | $12.24 | $17.20 | $16.77 | $14.90 | $14.08 | $12.29 | $10.00 | $10.00 |
| Value at end of period | $18.12 | $17.93 | $16.01 | $12.24 | $17.20 | $16.77 | $14.90 | $14.08 | $12.29 | $10.00 |
| Number of accumulation units outstanding at end of period | 575,997 | 671,541 | 735,033 | 819,836 | 967,972 | 956,683 | 756,668 | 331,091 | 63,625 | 11,784 |

Opportunities

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.39 | $12.76 | $10.40 | $16.46 | $16.26 | $13.90 | $13.62 | $12.08 | $9.82 | $10.00 |
| Value at end of period | $14.02 | $14.39 | $12.76 | $10.40 | $16.46 | $16.26 | $13.90 | $13.62 | $12.08 | $9.82 |
| Number of accumulation units outstanding at end of period | 241,797 | 233,861 | 252,740 | 288,172 | 317,767 | 332,055 | 305,605 | 178,104 | 80,597 | 18,286 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $9.26 | $8.08 | $5.76 | $10.16 | $10.04 | | | | | |
| Value at end of period | $8.99 | $9.26 | $8.08 | $5.76 | $10.16 | | | | | |
| Number of accumulation units outstanding at end of period | 2,227,872 | 2,043,344 | 2,291,739 | 1,184,847 | 552,903 | | | | | |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.48 | $12.05 | $8.90 | $17.93 | $15.12 | $12.40 | $10.00 | | | |
| Value at end of period | $11.63 | $13.48 | $12.05 | $8.90 | $17.93 | $15.12 | $12.40 | | | |
| Number of accumulation units outstanding at end of period | 1,874,984 | 2,050,959 | 2,444,515 | 2,920,415 | 1,993,862 | 1,152,245 | 888,379 | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.23 | $9.58 | $7.39 | $12.65 | $11.16 | $10.35 | | | | |
| Value at end of period | $8.84 | $10.23 | $9.58 | $7.39 | $12.65 | $11.16 | | | | |
| Number of accumulation units outstanding at end of period | 4,301,972 | 4,791,752 | 4,275,236 | 3,649,197 | 1,480,050 | 367,715 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.80 | $14.94 | $11.50 | $19.41 | $19.30 | $16.12 | $14.93 | $13.72 | $10.23 | $10.00 |
| Value at end of period | $14.64 | $15.80 | $14.94 | $11.50 | $19.41 | $19.30 | $16.12 | $14.93 | $13.72 | $10.23 |
| Number of accumulation units outstanding at end of period | 28,674 | 40,556 | 47,018 | 46,059 | 78,394 | 74,673 | 60,246 | 21,795 | 6,003 | 0 |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $10.99 | $10.06 | $7.08 | $11.99 | $11.39 | $10.03 | | | | |
| Value at end of period | $9.38 | $10.99 | $10.06 | $7.08 | $11.99 | $11.39 | | | | |
| Number of accumulation units outstanding at end of period | 74,569 | 84,198 | 90,886 | 109,563 | 183,572 | 73,215 | | | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.01 | $10.57 | $10.18 | $9.98 | | | | | | |
| Value at end of period | $11.58 | $11.01 | $10.57 | $10.18 | | | | | | |
| Number of accumulation units outstanding at end of period | 4,062,233 | 3,769,609 | 4,694,672 | 2,170,741 | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.32 | $10.19 | $7.87 | $13.34 | $13.44 | $11.96 | $11.15 | | | |
| Value at end of period | $10.84 | $11.32 | $10.19 | $7.87 | $13.34 | $13.44 | $11.96 | | | |
| Number of accumulation units outstanding at end of period | 49,324 | 59,304 | 71,833 | 76,306 | 110,186 | 165,341 | 45,256 | | | |
| **ING WISDOM TREE[SM] GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $8.07 | $7.75 | $6.06 | $9.91 | | | | | | |
| Value at end of period | $7.63 | $8.07 | $7.75 | $6.06 | | | | | | |
| Number of accumulation units outstanding at end of period | 7,458,354 | 8,081,998 | 8,771,637 | 8,258,859 | | | | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | | | | |
| Value at beginning of period | $12.11 | $10.10 | $7.74 | $13.81 | $14.16 | $11.55 | $11.89 | $10.66 | $8.43 | $10.00 |
| Value at end of period | $11.45 | $12.11 | $10.10 | $7.74 | $13.81 | $14.16 | $11.55 | $11.89 | $10.66 | $8.43 |
| Number of accumulation units outstanding at end of period | 169,692 | 189,811 | 229,699 | 251,552 | 305,746 | 387,669 | 507,068 | 542,920 | 224,254 | 65,382 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $8.38 | $7.57 | $6.19 | $10.10 | $9.92 | $8.87 | $8.78 | $8.20 | $6.64 | $8.88 |
| Value at end of period | $8.24 | $8.38 | $7.57 | $6.19 | $10.10 | $9.92 | $8.87 | $8.78 | $8.20 | $6.64 |
| Number of accumulation units outstanding at end of period | 88,552 | 107,937 | 141,448 | 153,084 | 191,977 | 222,576 | 276,280 | 391,752 | 212,538 | 127,500 |

Opportunities

CFI 29

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.26 | $9.17 | $7.05 | $12.80 | $11.36 | $9.83 | $9.24 | $8.22 | $6.03 | $8.25 |
| Value at end of period | $8.30 | $9.26 | $9.17 | $7.05 | $12.80 | $11.36 | $9.83 | $9.24 | $8.22 | $6.03 |
| Number of accumulation units outstanding at end of period | 65,931 | 85,151 | 99,630 | 111,818 | 143,536 | 183,750 | 204,701 | 236,069 | 118,462 | 64,316 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| (Fund first available during October 2003) | | | | | | | | | | |
| Value at beginning of period | $4.92 | $5.95 | $4.58 | $7.50 | $8.05 | $7.43 | $8.20 | $9.36 | $10.00 | |
| Value at end of period | $3.02 | $4.92 | $5.95 | $4.58 | $7.50 | $8.05 | $7.43 | $8.20 | $9.36 | |
| Number of accumulation units outstanding at end of period | 217,708 | 268,098 | 302,483 | 369,403 | 554,470 | 675,338 | 692,648 | 737,507 | 29,131 | |

## Separate Account Annual Charges of 1.70%

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.23 | $9.48 | $7.97 | $10.09 | | | | | | |
| Value at end of period | $9.69 | $10.23 | $9.48 | $7.97 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,693,381 | 3,721,600 | 3,117,544 | 1,684,294 | | | | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | | | | |
| (Fund first available during November 2003) | | | | | | | | | | |
| Value at beginning of period | $20.93 | $16.84 | $13.70 | $19.40 | $20.26 | $17.27 | $16.65 | $13.82 | $10.00 | |
| Value at end of period | $19.31 | $20.93 | $16.84 | $13.70 | $19.40 | $20.26 | $17.27 | $16.65 | $13.82 | |
| Number of accumulation units outstanding at end of period | 292,377 | 346,007 | 381,207 | 434,603 | 548,430 | 661,613 | 917,288 | 926,655 | 203,540 | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.01 | $11.32 | $8.50 | $15.09 | $13.08 | $11.94 | $10.23 | | | |
| Value at end of period | $12.43 | $13.01 | $11.32 | $8.50 | $15.09 | $13.08 | $11.94 | | | |
| Number of accumulation units outstanding at end of period | 1,081,665 | 1,298,423 | 1,507,302 | 1,689,055 | 1,335,727 | 1,107,520 | 723,220 | | | |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.76 | $9.53 | $7.46 | $13.28 | $13.34 | $11.31 | $10.90 | $9.97 | $7.80 | $9.58 |
| Value at end of period | $10.65 | $10.76 | $9.53 | $7.46 | $13.28 | $13.34 | $11.31 | $10.90 | $9.97 | $7.80 |
| Number of accumulation units outstanding at end of period | 431,834 | 509,299 | 580,670 | 667,353 | 977,380 | 1,226,029 | 1,094,676 | 1,224,611 | 881,408 | 338,456 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.58 | $8.70 | $7.17 | $9.94 | | | | | | |
| Value at end of period | $9.50 | $9.58 | $8.70 | $7.17 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,943,512 | 1,963,280 | 1,992,965 | 939,255 | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $10.14 | $9.73 | $8.82 | $10.01 | | | | | | |
| Value at end of period | $10.54 | $10.14 | $9.73 | $8.82 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,666,881 | 1,976,688 | 1,930,945 | 1,125,424 | | | | | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $13.81 | $11.90 | $8.72 | $15.93 | $14.50 | $13.45 | $11.84 | $10.76 | $10.00 | |
| Value at end of period | $12.92 | $13.81 | $11.90 | $8.72 | $15.93 | $14.50 | $13.45 | $11.84 | $10.76 | |
| Number of accumulation units outstanding at end of period | 4,412,909 | 5,072,856 | 5,351,232 | 5,030,658 | 4,519,539 | 4,718,835 | 4,743,152 | 4,110,117 | 964,596 | |

Opportunities

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $18.23 | $17.39 | $12.43 | $21.97 | $18.72 | $16.09 | $13.54 | $11.61 | $10.00 | |
| Value at end of period | $15.35 | $18.23 | $17.39 | $12.43 | $21.97 | $18.72 | $16.09 | $13.54 | $11.61 | |
| Number of accumulation units outstanding at end of period | 2,061,659 | 2,331,615 | 2,578,721 | 2,347,957 | 2,257,381 | 2,319,253 | 2,083,393 | 1,408,463 | 252,100 | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $13.31 | $12.02 | $9.07 | $9.92 | | | | | | |
| Value at end of period | $12.32 | $13.31 | $12.02 | $9.07 | | | | | | |
| Number of accumulation units outstanding at end of period | 690,716 | 645,015 | 524,451 | 88,972 | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | | |
| (Fund first available during March 2004) | | | | | | | | | | |
| Value at beginning of period | $16.33 | $15.55 | $13.19 | $23.82 | $20.85 | $16.43 | $14.52 | $12.62 | | |
| Value at end of period | $12.52 | $16.33 | $15.55 | $13.19 | $23.82 | $20.85 | $16.43 | $14.52 | | |
| Number of accumulation units outstanding at end of period | 4,680 | 5,474 | 6,968 | 8,349 | 8,961 | 9,210 | 7,999 | 7,933 | | |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.38 | $9.96 | $7.49 | $12.98 | $12.44 | $10.98 | $10.00 | | | |
| Value at end of period | $12.44 | $12.38 | $9.96 | $7.49 | $12.98 | $12.44 | $10.98 | | | |
| Number of accumulation units outstanding at end of period | 698,960 | 841,956 | 832,913 | 542,366 | 505,384 | 334,077 | 288,123 | | | |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $11.16 | $10.61 | $8.99 | $12.82 | $12.01 | $10.73 | $9.89 | | | |
| Value at end of period | $11.49 | $11.16 | $10.61 | $8.99 | $12.82 | $12.01 | $10.73 | | | |
| Number of accumulation units outstanding at end of period | 735,206 | 692,610 | 773,565 | 765,832 | 744,272 | 830,844 | 907,938 | | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $10.95 | $10.56 | $9.87 | | | | | | | |
| Value at end of period | $12.06 | $10.95 | $10.56 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,696,374 | 1,094,361 | 574,298 | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during November 2006) | | | | | | | | | | |
| Value at beginning of period | $11.11 | $9.96 | $7.79 | $13.00 | $12.39 | $11.76 | | | | |
| Value at end of period | $10.75 | $11.11 | $9.96 | $7.79 | $13.00 | $12.39 | | | | |
| Number of accumulation units outstanding at end of period | 567,781 | 550,092 | 614,329 | 563,849 | 648,515 | 740,982 | | | | |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.31 | $9.73 | $6.49 | $9.99 | | | | | | |
| Value at end of period | $9.94 | $11.31 | $9.73 | $6.49 | | | | | | |
| Number of accumulation units outstanding at end of period | 654,294 | 737,799 | 817,125 | 476,360 | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.62 | $9.33 | $7.12 | $12.35 | $13.57 | $11.05 | | | | |
| Value at end of period | $9.87 | $10.62 | $9.33 | $7.12 | $12.35 | $13.57 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 2,723 | 231,895 | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.20 | $17.67 | $13.25 | $21.96 | $27.19 | $20.13 | $17.56 | $12.98 | $9.60 | $10.00 |
| Value at end of period | $23.85 | $22.20 | $17.67 | $13.25 | $21.96 | $27.19 | $20.13 | $17.56 | $12.98 | $9.60 |
| Number of accumulation units outstanding at end of period | 2,582 | 2,607 | 3,326 | 3,472 | 3,580 | 3,611 | 3,792 | 3,334 | 2,000 | 0 |

Opportunities

# Condensed Financial Information (continued)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.05 | $10.03 | $10.16 | $6.58 | $8.07 | $9.94 |
| Value at end of period | | | | | $10.03 | $10.16 | $6.58 | $8.07 | $9.94 | $9.50 |
| Number of accumulation units outstanding at end of period | | | | | 323,905 | 353,820 | 511,113 | 604,419 | 511,763 | 433,174 |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during December 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $9.95 | $9.91 | $11.09 | $11.35 | $6.78 | $8.78 | $9.67 |
| Value at end of period | | | | $9.91 | $11.09 | $11.35 | $6.78 | $8.78 | $9.67 | $9.06 |
| Number of accumulation units outstanding at end of period | | | | 15,529 | 359,224 | 425,914 | 661,802 | 864,230 | 920,705 | 819,616 |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.00 | $10.39 | $5.82 | $6.96 | $8.55 |
| Value at end of period | | | | | | $10.39 | $5.82 | $6.96 | $8.55 | $7.63 |
| Number of accumulation units outstanding at end of period | | | | | | 12,115 | 319,219 | 395,528 | 478,367 | 419,811 |
| **ING FMR$^{SM}$ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | | $9.47 | $12.41 | $15.10 | $17.34 | $19.05 | $21.40 | $12.78 | $17.46 | $22.00 |
| Value at end of period | | $12.41 | $15.10 | $17.34 | $19.05 | $21.40 | $12.78 | $17.46 | $22.00 | $19.24 |
| Number of accumulation units outstanding at end of period | | 911 | 2,917 | 5,907 | 5,621 | 6,975 | 5,800 | 5,534 | 5,239 | 4,513 |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $12.48 | $11.86 | $7.26 | $9.02 | $9.89 |
| Value at end of period | | | | | | $11.86 | $7.26 | $9.02 | $9.89 | $9.65 |
| Number of accumulation units outstanding at end of period | | | | | | 443,087 | 509,013 | 593,359 | 560,126 | 517,168 |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.00 | $9.59 | $6.06 | $7.76 | $8.45 |
| Value at end of period | | | | | | $9.59 | $6.06 | $7.76 | $8.45 | $8.20 |
| Number of accumulation units outstanding at end of period | | | | | | 206,684 | 2,372,617 | 2,510,820 | 2,395,440 | 2,265,852 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | | $9.82 | $14.69 | $15.34 | $20.74 | $24.70 | $32.32 | $18.71 | $25.25 | $30.15 |
| Value at end of period | | $14.69 | $15.34 | $20.74 | $24.70 | $32.32 | $18.71 | $25.25 | $30.15 | $26.90 |
| Number of accumulation units outstanding at end of period | | 2,330 | 3,657 | 3,481 | 3,658 | 2,711 | 1,919 | 2,097 | 1,974 | 1,734 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $9.99 |
| Value at end of period | | | | | | | | | | $9.54 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 3,747,317 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $9.34 | $6.08 | $7.77 | $8.70 |
| Value at end of period | | | | | | | $6.08 | $7.77 | $8.70 | $8.51 |
| Number of accumulation units outstanding at end of period | | | | | | | 3,117,555 | 3,437,048 | 2,991,951 | 4,487,171 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | | |
| Value at beginning of period | | $10.00 | $8.91 | $9.66 | $9.98 | $11.22 | $11.55 | $7.11 | $8.59 | $9.60 |
| Value at end of period | | $8.91 | $9.66 | $9.98 | $11.22 | $11.55 | $7.11 | $8.59 | $9.60 | $9.40 |
| Number of accumulation units outstanding at end of period | | 295,431 | 515,077 | 417,442 | 347,018 | 336,767 | 269,073 | 218,164 | 198,596 | 176,576 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | | $11.24 | $12.25 | $13.14 | $13.60 | $8.32 | $10.75 | $12.85 |
| Value at end of period | | | | $12.25 | $13.14 | $13.60 | $8.32 | $10.75 | $12.85 | $12.46 |
| Number of accumulation units outstanding at end of period | | | | 418,820 | 409,291 | 344,719 | 251,096 | 217,932 | 190,119 | 161,344 |

CFI 32

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during June 2004) | | | | | | | | | | |
| Value at beginning of period | $12.16 | $10.10 | $8.25 | $12.66 | $13.77 | $12.34 | $11.70 | | | |
| Value at end of period | $11.84 | $12.16 | $10.10 | $8.25 | $12.66 | $13.77 | $12.34 | | | |
| Number of accumulation units outstanding at end of period | 142,424 | 173,219 | 192,807 | 220,948 | 297,408 | 394,633 | 332,296 | | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.91 | $11.99 | $10.96 | $12.21 | $11.75 | $11.52 | $11.38 | $11.07 | $10.62 | $10.00 |
| Value at end of period | $13.62 | $12.91 | $11.99 | $10.96 | $12.21 | $11.75 | $11.52 | $11.38 | $11.07 | $10.62 |
| Number of accumulation units outstanding at end of period | 2,369,810 | 2,331,473 | 2,465,570 | 2,254,149 | 1,956,196 | 1,829,495 | 2,434,132 | 1,363,685 | 587,973 | 707,083 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $8.02 | $7.58 | $6.05 | $10.25 | | | | | | |
| Value at end of period | $6.90 | $8.02 | $7.58 | $6.05 | | | | | | |
| Number of accumulation units outstanding at end of period | 188,041 | 257,004 | 248,136 | 47,877 | | | | | | |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.04 | $10.64 | $8.42 | $13.48 | $14.04 | $12.32 | $12.12 | $10.56 | $8.28 | $10.00 |
| Value at end of period | $11.59 | $12.04 | $10.64 | $8.42 | $13.48 | $14.04 | $12.32 | $12.12 | $10.56 | $8.28 |
| Number of accumulation units outstanding at end of period | 328,673 | 321,611 | 249,815 | 166,432 | 232,922 | 161,934 | 114,900 | 17,899 | 8,549 | 0 |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.10 | $10.99 | $9.13 | $12.16 | $11.97 | $10.84 | $10.16 | | | |
| Value at end of period | $11.74 | $12.10 | $10.99 | $9.13 | $12.16 | $11.97 | $10.84 | | | |
| Number of accumulation units outstanding at end of period | 590,476 | 673,114 | 686,960 | 738,976 | 120,697 | 81,712 | 76,209 | | | |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.22 | $13.78 | $11.33 | $17.03 | $16.91 | $14.85 | $13.75 | $12.28 | $9.78 | $10.00 |
| Value at end of period | $14.61 | $15.22 | $13.78 | $11.33 | $17.03 | $16.91 | $14.85 | $13.75 | $12.28 | $9.78 |
| Number of accumulation units outstanding at end of period | 10,549 | 10,748 | 12,094 | 14,173 | 16,381 | 17,339 | 18,381 | 19,303 | 5,874 | 0 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $36.77 | $31.14 | $18.49 | $38.67 | $28.46 | $21.34 | $16.14 | $13.95 | $9.70 | $10.00 |
| Value at end of period | $29.50 | $36.77 | $31.14 | $18.49 | $38.67 | $28.46 | $21.34 | $16.14 | $13.95 | $9.70 |
| Number of accumulation units outstanding at end of period | 4,886 | 5,256 | 5,404 | 5,305 | 5,735 | 6,234 | 7,102 | 5,961 | 3,861 | 0 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.29 | $8.52 | $6.89 | $10.11 | | | | | | |
| Value at end of period | $10.30 | $10.29 | $8.52 | $6.89 | | | | | | |
| Number of accumulation units outstanding at end of period | 414,337 | 501,493 | 270,472 | 100,126 | | | | | | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.52 | $14.89 | $11.92 | $17.33 | $17.98 | $15.70 | $15.42 | $12.47 | $9.48 | $10.00 |
| Value at end of period | $17.95 | $18.52 | $14.89 | $11.92 | $17.33 | $17.98 | $15.70 | $15.42 | $12.47 | $9.48 |
| Number of accumulation units outstanding at end of period | 17,537 | 17,288 | 18,574 | 19,135 | 21,058 | 21,150 | 20,700 | 18,269 | 8,024 | 0 |
| **ING LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.64 | | | | | | | | | |
| Value at end of period | $13.71 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 645,863 | | | | | | | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.05 | | | | | | | | | |
| Value at end of period | $10.02 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 454,492 | | | | | | | | | |

Opportunities

# Condensed Financial Information (continued)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | | |
| (Fund first available during July 2004) | | | | | | | | | | |
| Value at beginning of period | | | $9.81 | $9.78 | $9.86 | $10.13 | $10.44 | $10.50 | $10.35 | $10.17 |
| Value at end of period | | | $9.78 | $9.86 | $10.13 | $10.44 | $10.50 | $10.35 | $10.17 | $10.00 |
| Number of accumulation units outstanding at end of period | | | 1,032 | 238 | 52 | 52 | 39,064 | 18,622 | 13,327 | 5,366 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $9.77 | $12.73 | $14.06 | $15.03 | $15.48 | $17.35 | $10.16 | $12.87 | $15.13 |
| Value at end of period | $9.77 | $12.73 | $14.06 | $15.03 | $15.48 | $17.35 | $10.16 | $12.87 | $15.13 | $14.61 |
| Number of accumulation units outstanding at end of period | 0 | 1,617 | 5,974 | 7,703 | 6,043 | 5,135 | 2,959 | 3,802 | 3,642 | 4,235 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $10.03 | $11.48 | $12.53 | $12.65 | $13.90 | $14.19 | $10.82 | $12.51 | $13.49 |
| Value at end of period | $10.03 | $11.48 | $12.53 | $12.65 | $13.90 | $14.19 | $10.82 | $12.51 | $13.49 | $13.46 |
| Number of accumulation units outstanding at end of period | 0 | 16,675 | 28,741 | 29,603 | 29,407 | 25,969 | 23,070 | 23,196 | 23,191 | 11,708 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.14 | $11.37 | $14.63 | $18.31 | $11.21 | $14.64 | $16.36 |
| Value at end of period | | | | $11.37 | $14.63 | $18.31 | $11.21 | $14.64 | $16.36 | $17.11 |
| Number of accumulation units outstanding at end of period | | | | 813,290 | 833,825 | 1,046,926 | 1,023,579 | 1,059,650 | 998,209 | 996,428 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2004) | | | | | | | | | | |
| Value at beginning of period | | | $7.08 | $7.43 | $8.05 | $8.52 | $10.50 | $6.43 | $8.91 | $11.39 |
| Value at end of period | | | $7.43 | $8.05 | $8.52 | $10.50 | $6.43 | $8.91 | $11.39 | $11.11 |
| Number of accumulation units outstanding at end of period | | | 252,836 | 219,579 | 188,735 | 155,482 | 4,131,153 | 3,713,348 | 3,452,664 | 2,991,666 |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2002) | | | | | | | | | | |
| Value at beginning of period | $10.00 | $9.51 | $11.77 | $13.02 | $14.23 | $16.95 | $18.25 | $12.80 | $16.18 | $18.10 |
| Value at end of period | $9.51 | $11.77 | $13.02 | $14.23 | $16.95 | $18.25 | $12.80 | $16.18 | $18.10 | $19.38 |
| Number of accumulation units outstanding at end of period | 0 | 8,423 | 20,825 | 19,758 | 16,917 | 15,468 | 14,886 | 12,746 | 10,616 | 9,763 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $8.96 | $8.43 | $10.61 | $11.89 |
| Value at end of period | | | | | | | $8.43 | $10.61 | $11.89 | $11.17 |
| Number of accumulation units outstanding at end of period | | | | | | | 7,774 | 60,086 | 329,082 | 114,384 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.12 | $11.94 | $13.81 | $14.43 | $8.44 | $11.57 | $13.17 |
| Value at end of period | | | | $11.94 | $13.81 | $14.43 | $8.44 | $11.57 | $13.17 | $11.86 |
| Number of accumulation units outstanding at end of period | | | | 85,666 | 167,397 | 229,043 | 230,098 | 216,077 | 151,268 | 152,743 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | | $10.80 | $11.07 | $11.86 | $11.99 | $9.13 | $13.41 | $15.06 |
| Value at end of period | | | | $11.07 | $11.86 | $11.99 | $9.13 | $13.41 | $15.06 | $15.46 |
| Number of accumulation units outstanding at end of period | | | | 5,745,875 | 5,056,465 | 4,086,052 | 3,078,712 | 2,591,193 | 2,466,409 | 2,219,344 |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $10.25 | $10.53 | $10.85 | $10.90 | $11.18 | $11.95 | $12.22 | $13.73 | $14.52 |
| Value at end of period | $10.25 | $10.53 | $10.85 | $10.90 | $11.18 | $11.95 | $12.22 | $13.73 | $14.52 | $14.73 |
| Number of accumulation units outstanding at end of period | 0 | 3,796 | 14,906 | 14,615 | 15,413 | 15,109 | 10,358 | 22,427 | 21,803 | 17,763 |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.29 | $10.96 | $12.58 | $12.99 | $8.33 | $10.17 | $11.58 |
| Value at end of period | | | | $10.96 | $12.58 | $12.99 | $8.33 | $10.17 | $11.58 | $10.87 |
| Number of accumulation units outstanding at end of period | | | | 407,726 | 420,023 | 319,878 | 226,183 | 230,036 | 236,900 | 221,155 |

Opportunities

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.68 | $10.07 | $8.19 | $12.46 | $12.01 | $10.87 | $10.07 | | | |
| Value at end of period | $10.91 | $11.68 | $10.07 | $8.19 | $12.46 | $12.01 | $10.87 | | | |
| Number of accumulation units outstanding at end of period | 3,065,516 | 3,550,622 | 4,040,542 | 4,340,222 | 2,315,797 | 2,541,291 | 3,043,893 | | | |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $8.81 | $8.31 | $8.25 | | | | | | | |
| Value at end of period | $9.11 | $8.81 | $8.31 | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,754,472 | 2,697,248 | 2,377,555 | | | | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.28 | $9.37 | $9.21 | | | | | | | |
| Value at end of period | $9.98 | $10.28 | $9.37 | | | | | | | |
| Number of accumulation units outstanding at end of period | 9,339,028 | 10,270,361 | 10,541,770 | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.50 | $9.63 | $9.49 | | | | | | | |
| Value at end of period | $10.33 | $10.50 | $9.63 | | | | | | | |
| Number of accumulation units outstanding at end of period | 8,955,848 | 9,590,943 | 9,960,273 | | | | | | | |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.61 | $9.85 | $9.75 | | | | | | | |
| Value at end of period | $10.65 | $10.61 | $9.85 | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,331,195 | 5,863,080 | 6,380,869 | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $14.00 | $12.66 | $10.27 | | | | | | | |
| Value at end of period | $14.30 | $14.00 | $12.66 | | | | | | | |
| Number of accumulation units outstanding at end of period | 457,843 | 503,489 | 565,479 | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $8.95 | $8.13 | $6.70 | $10.17 | | | | | | |
| Value at end of period | $8.98 | $8.95 | $8.13 | $6.70 | | | | | | |
| Number of accumulation units outstanding at end of period | 4,937,104 | 5,831,461 | 6,625,442 | 70,299 | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.64 | $12.48 | $10.35 | | | | | | | |
| Value at end of period | $13.48 | $13.64 | $12.48 | | | | | | | |
| Number of accumulation units outstanding at end of period | 111,472 | 92,052 | 27,244 | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $16.04 | $12.97 | $10.40 | | | | | | | |
| Value at end of period | $15.42 | $16.04 | $12.97 | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,105,460 | 2,482,145 | 2,798,443 | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.31 | $8.40 | $6.12 | $10.60 | | | | | | |
| Value at end of period | $9.93 | $10.31 | $8.40 | $6.12 | | | | | | |
| Number of accumulation units outstanding at end of period | 448,753 | 612,676 | 571,519 | 100,641 | | | | | | |

Opportunities

CFI 35

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.71 | $8.64 | $6.95 | $10.06 | | | | | | |
| Value at end of period | $10.08 | $10.71 | $8.64 | $6.95 | | | | | | |
| Number of accumulation units outstanding at end of period | 527,261 | 816,183 | 641,199 | 313,012 | | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.25 | $7.12 | $5.54 | $8.62 | $7.99 | $7.23 | $6.76 | $6.25 | $4.60 | $8.31 |
| Value at end of period | $9.14 | $9.25 | $7.12 | $5.54 | $8.62 | $7.99 | $7.23 | $6.76 | $6.25 | $4.60 |
| Number of accumulation units outstanding at end of period | 262,328 | 314,195 | 361,812 | 420,053 | 514,062 | 628,606 | 681,239 | 833,896 | 948,468 | 483,573 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.88 | $8.92 | $7.13 | $10.08 | | | | | | |
| Value at end of period | $10.41 | $10.88 | $8.92 | $7.13 | | | | | | |
| Number of accumulation units outstanding at end of period | 214,608 | 248,836 | 311,524 | 175,101 | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.86 | $15.96 | $12.20 | $17.15 | $16.73 | $14.87 | $14.06 | $12.28 | $10.00 | $10.00 |
| Value at end of period | $18.04 | $17.86 | $15.96 | $12.20 | $17.15 | $16.73 | $14.87 | $14.06 | $12.28 | $10.00 |
| Number of accumulation units outstanding at end of period | 10,086 | 10,454 | 12,954 | 16,401 | 18,740 | 19,015 | 21,266 | 22,540 | 5,308 | 0 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.33 | $12.71 | $10.36 | $16.41 | $16.22 | $13.87 | $13.60 | $12.07 | $9.82 | $10.00 |
| Value at end of period | $13.96 | $14.33 | $12.71 | $10.36 | $16.41 | $16.22 | $13.87 | $13.60 | $12.07 | $9.82 |
| Number of accumulation units outstanding at end of period | 28,703 | 29,006 | 29,239 | 31,754 | 32,610 | 32,488 | 35,207 | 35,221 | 15,526 | 0 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $9.24 | $8.06 | $5.75 | $10.15 | $10.10 | | | | | |
| Value at end of period | $8.97 | $9.24 | $8.06 | $5.75 | $10.15 | | | | | |
| Number of accumulation units outstanding at end of period | 474,261 | 521,491 | 516,453 | 114,703 | 104,815 | | | | | |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.44 | $12.02 | $8.89 | $17.91 | $15.11 | $12.39 | $10.15 | | | |
| Value at end of period | $11.59 | $13.44 | $12.02 | $8.89 | $17.91 | $15.11 | $12.39 | | | |
| Number of accumulation units outstanding at end of period | 412,626 | 456,831 | 559,482 | 691,116 | 706,945 | 603,745 | 605,153 | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.21 | $9.56 | $7.38 | $12.64 | $11.16 | $10.09 | | | | |
| Value at end of period | $8.81 | $10.21 | $9.56 | $7.38 | $12.64 | $11.16 | | | | |
| Number of accumulation units outstanding at end of period | 633,451 | 756,156 | 780,779 | 542,999 | 303,476 | 88,170 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $15.74 | $14.88 | $11.46 | $19.36 | $19.25 | $17.48 | | | | |
| Value at end of period | $14.58 | $15.74 | $14.88 | $11.46 | $19.36 | $19.25 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 1,170 | 0 | 0 | 861 | 867 | | | | |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $10.97 | $10.04 | $7.08 | $11.98 | $11.39 | $10.01 | | | | |
| Value at end of period | $9.35 | $10.97 | $10.04 | $7.08 | $11.98 | $11.39 | | | | |
| Number of accumulation units outstanding at end of period | 17,669 | 18,020 | 28,870 | 29,915 | 63,253 | 37,414 | | | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.99 | $10.56 | $10.18 | $10.04 | | | | | | |
| Value at end of period | $11.56 | $10.99 | $10.56 | $10.18 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,257,147 | 709,327 | 792,018 | 633,677 | | | | | | |

Opportunities

CFI 36

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $10.54 | $9.49 | $7.34 | $12.44 | $12.54 | $11.16 | $10.30 | | | |
| Value at end of period | $10.09 | $10.54 | $9.49 | $7.34 | $12.44 | $12.54 | $11.16 | | | |
| Number of accumulation units outstanding at end of period | 7,314 | 7,523 | 10,930 | 13,053 | 44,060 | 68,155 | 24,442 | | | |
| **ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $8.06 | $7.74 | $6.06 | $9.95 | | | | | | |
| Value at end of period | $7.61 | $8.06 | $7.74 | $6.06 | | | | | | |
| Number of accumulation units outstanding at end of period | 752,428 | 818,579 | 980,137 | 712,855 | | | | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | | | | |
| Value at beginning of period | $12.06 | $10.07 | $7.71 | $13.77 | $14.13 | $11.53 | $11.87 | $10.65 | $8.42 | $10.00 |
| Value at end of period | $11.40 | $12.06 | $10.07 | $7.71 | $13.77 | $14.13 | $11.53 | $11.87 | $10.65 | $8.42 |
| Number of accumulation units outstanding at end of period | 46,170 | 50,675 | 58,504 | 82,780 | 123,110 | 153,940 | 211,145 | 237,033 | 155,027 | 30,007 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $8.34 | $7.54 | $6.17 | $10.06 | $9.89 | $8.85 | $8.76 | $8.19 | $6.63 | $8.88 |
| Value at end of period | $8.20 | $8.34 | $7.54 | $6.17 | $10.06 | $9.89 | $8.85 | $8.76 | $8.19 | $6.63 |
| Number of accumulation units outstanding at end of period | 79,497 | 83,068 | 90,391 | 105,711 | 117,958 | 272,360 | 413,814 | 734,907 | 548,338 | 342,070 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.21 | $9.13 | $7.02 | $12.75 | $11.33 | $9.80 | $9.23 | $8.21 | $6.02 | $8.25 |
| Value at end of period | $8.25 | $9.21 | $9.13 | $7.02 | $12.75 | $11.33 | $9.80 | $9.23 | $8.21 | $6.02 |
| Number of accumulation units outstanding at end of period | 70,476 | 74,816 | 86,689 | 103,742 | 129,818 | 183,795 | 242,495 | 305,286 | 538,227 | 181,953 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| (Fund first available during October 2003) | | | | | | | | | | |
| Value at beginning of period | $4.90 | $5.93 | $4.57 | $7.49 | $8.04 | $7.42 | $8.20 | $9.36 | $10.00 | |
| Value at end of period | $3.01 | $4.90 | $5.93 | $4.57 | $7.49 | $8.04 | $7.42 | $8.20 | $9.36 | |
| Number of accumulation units outstanding at end of period | 106,744 | 108,848 | 116,431 | 144,442 | 188,563 | 286,368 | 438,175 | 347,573 | 404,098 | |

## Separate Account Annual Charges of 1.75%

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.21 | $9.47 | $7.97 | $10.04 | | | | | | |
| Value at end of period | $9.67 | $10.21 | $9.47 | $7.97 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,024,482 | 1,130,871 | 1,025,896 | 167,445 | | | | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | | | | |
| (Fund first available during November 2003) | | | | | | | | | | |
| Value at beginning of period | $20.85 | $16.78 | $13.66 | $19.36 | $20.22 | $17.24 | $16.64 | $13.82 | $10.00 | |
| Value at end of period | $19.23 | $20.85 | $16.78 | $13.66 | $19.36 | $20.22 | $17.24 | $16.64 | $13.82 | |
| Number of accumulation units outstanding at end of period | 108,654 | 133,922 | 154,250 | 195,678 | 237,998 | 314,959 | 467,852 | 354,307 | 159,277 | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.97 | $11.29 | $8.48 | $15.06 | $13.07 | $11.94 | $10.23 | | | |
| Value at end of period | $12.39 | $12.97 | $11.29 | $8.48 | $15.06 | $13.07 | $11.94 | | | |
| Number of accumulation units outstanding at end of period | 235,957 | 299,967 | 358,684 | 444,100 | 493,102 | 355,442 | 200,749 | | | |

Opportunities

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.71 | $9.49 | $7.43 | $13.23 | $13.30 | $11.29 | $10.88 | $9.96 | $7.79 | $9.57 |
| Value at end of period | $10.59 | $10.71 | $9.49 | $7.43 | $13.23 | $13.30 | $11.29 | $10.88 | $9.96 | $7.79 |
| Number of accumulation units outstanding at end of period | 358,968 | 417,372 | 465,583 | 530,273 | 682,579 | 725,114 | 739,319 | 1,163,703 | 987,940 | 139,297 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.56 | $8.69 | $7.17 | $9.94 | | | | | | |
| Value at end of period | $9.48 | $9.56 | $8.69 | $7.17 | | | | | | |
| Number of accumulation units outstanding at end of period | 122,886 | 104,038 | 97,544 | 49,722 | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $10.13 | $9.72 | $8.82 | $10.00 | | | | | | |
| Value at end of period | $10.52 | $10.13 | $9.72 | $8.82 | | | | | | |
| Number of accumulation units outstanding at end of period | 242,027 | 296,209 | 349,941 | 208,410 | | | | | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $13.76 | $11.86 | $8.70 | $15.90 | $14.48 | $13.44 | $11.83 | $10.76 | $10.00 | |
| Value at end of period | $12.87 | $13.76 | $11.86 | $8.70 | $15.90 | $14.48 | $13.44 | $11.83 | $10.76 | |
| Number of accumulation units outstanding at end of period | 952,049 | 1,180,264 | 1,261,996 | 1,409,201 | 1,691,270 | 1,933,064 | 1,942,130 | 2,291,803 | 726,382 | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $18.17 | $17.33 | $12.39 | $21.92 | $18.69 | $16.07 | $13.53 | $11.60 | $10.00 | |
| Value at end of period | $15.28 | $18.17 | $17.33 | $12.39 | $21.92 | $18.69 | $16.07 | $13.53 | $11.60 | |
| Number of accumulation units outstanding at end of period | 466,879 | 586,478 | 660,049 | 739,896 | 1,013,920 | 992,537 | 925,189 | 865,696 | 208,539 | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.29 | $12.01 | $9.91 | | | | | | | |
| Value at end of period | $12.30 | $13.29 | $12.01 | | | | | | | |
| Number of accumulation units outstanding at end of period | 48,833 | 40,505 | 14,724 | | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.26 | $15.50 | $13.14 | $23.76 | $20.81 | $16.41 | $14.50 | $12.54 | $9.75 | $10.00 |
| Value at end of period | $12.47 | $16.26 | $15.50 | $13.14 | $23.76 | $20.81 | $16.41 | $14.50 | $12.54 | $9.75 |
| Number of accumulation units outstanding at end of period | 108,976 | 129,916 | 146,580 | 98,061 | 102,404 | 102,634 | 87,103 | 76,867 | 53,078 | 9,209 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.35 | $9.94 | $7.48 | $12.96 | $12.43 | $10.98 | $9.90 | | | |
| Value at end of period | $12.40 | $12.35 | $9.94 | $7.48 | $12.96 | $12.43 | $10.98 | | | |
| Number of accumulation units outstanding at end of period | 149,529 | 178,126 | 187,942 | 164,305 | 172,289 | 163,393 | 96,126 | | | |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $11.12 | $10.58 | $8.97 | $12.79 | $12.00 | $10.72 | $9.87 | $9.95 | | |
| Value at end of period | $11.44 | $11.12 | $10.58 | $8.97 | $12.79 | $12.00 | $10.72 | $9.87 | | |
| Number of accumulation units outstanding at end of period | 222,670 | 280,367 | 322,322 | 365,994 | 401,785 | 496,922 | 518,299 | 3,968 | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $10.94 | $10.56 | $9.91 | | | | | | | |
| Value at end of period | $12.05 | $10.94 | $10.56 | | | | | | | |
| Number of accumulation units outstanding at end of period | 226,173 | 158,549 | 99,495 | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during November 2006) | | | | | | | | | | |
| Value at beginning of period | $11.06 | $9.93 | $7.76 | $12.96 | $12.36 | $11.74 | | | | |
| Value at end of period | $10.70 | $11.06 | $9.93 | $7.76 | $12.96 | $12.36 | | | | |
| Number of accumulation units outstanding at end of period | 262,165 | 301,246 | 351,371 | 382,379 | 460,434 | 568,420 | | | | |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.29 | $9.73 | $6.49 | $9.99 | | | | | | |
| Value at end of period | $9.92 | $11.29 | $9.73 | $6.49 | | | | | | |
| Number of accumulation units outstanding at end of period | 188,146 | 225,420 | 220,402 | 215,733 | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.59 | $9.31 | $7.11 | $12.34 | $13.57 | $11.42 | | | | |
| Value at end of period | $9.84 | $10.59 | $9.31 | $7.11 | $12.34 | $13.57 | | | | |
| Number of accumulation units outstanding at end of period | 3,415 | 3,981 | 4,383 | 4,582 | 2,668 | 101,564 | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.10 | $17.61 | $13.21 | $21.90 | $27.13 | $20.10 | $17.54 | $12.97 | $9.60 | $10.00 |
| Value at end of period | $23.74 | $22.10 | $17.61 | $13.21 | $21.90 | $27.13 | $20.10 | $17.54 | $12.97 | $9.60 |
| Number of accumulation units outstanding at end of period | 39,433 | 45,021 | 50,726 | 62,238 | 76,280 | 84,509 | 93,052 | 106,309 | 96,186 | 9,555 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $9.91 | $8.05 | $6.57 | $10.15 | $10.03 | $10.05 | | | | |
| Value at end of period | $9.48 | $9.91 | $8.05 | $6.57 | $10.15 | $10.03 | | | | |
| Number of accumulation units outstanding at end of period | 91,440 | 104,288 | 127,896 | 147,871 | 176,039 | 103,094 | | | | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during January 2006) | | | | | | | | | | |
| Value at beginning of period | $9.64 | $8.76 | $6.77 | $11.34 | $11.08 | $10.10 | | | | |
| Value at end of period | $9.03 | $9.64 | $8.76 | $6.77 | $11.34 | $11.08 | | | | |
| Number of accumulation units outstanding at end of period | 127,463 | 154,749 | 150,347 | 163,151 | 106,843 | 83,211 | | | | |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $8.53 | $6.96 | $5.81 | $10.39 | $10.02 | | | | | |
| Value at end of period | $7.61 | $8.53 | $6.96 | $5.81 | $10.39 | | | | | |
| Number of accumulation units outstanding at end of period | 45,924 | 57,530 | 9,911 | 27,567 | 45,000 | | | | | |
| **ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.91 | $17.40 | $12.74 | $21.34 | $19.01 | $17.31 | $15.09 | $12.40 | $9.47 | $10.00 |
| Value at end of period | $19.15 | $21.91 | $17.40 | $12.74 | $21.34 | $19.01 | $17.31 | $15.09 | $12.40 | $9.47 |
| Number of accumulation units outstanding at end of period | 59,866 | 66,889 | 76,486 | 85,066 | 96,372 | 81,987 | 76,651 | 55,324 | 43,523 | 12,592 |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.92 | $9.86 | $7.61 | $10.97 | $10.89 | $9.99 | | | | |
| Value at end of period | $10.99 | $10.92 | $9.86 | $7.61 | $10.97 | $10.89 | | | | |
| Number of accumulation units outstanding at end of period | 27,687 | 29,799 | 42,391 | 28,860 | 35,484 | 142,742 | | | | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $9.88 | $9.01 | $7.25 | $11.86 | $12.53 | | | | | |
| Value at end of period | $9.63 | $9.88 | $9.01 | $7.25 | $11.86 | | | | | |
| Number of accumulation units outstanding at end of period | 118,136 | 124,951 | 135,567 | 134,731 | 145,499 | | | | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $8.44 | $7.75 | $6.05 | $9.58 | $10.09 | | | | | |
| Value at end of period | $8.18 | $8.44 | $7.75 | $6.05 | $9.58 | | | | | |
| Number of accumulation units outstanding at end of period | 100,361 | 102,295 | 96,861 | 70,024 | 162,775 | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $30.02 | $25.15 | $18.65 | $32.23 | $24.65 | $20.70 | $15.32 | $14.68 | $9.82 | $10.00 |
| Value at end of period | $26.77 | $30.02 | $25.15 | $18.65 | $32.23 | $24.65 | $20.70 | $15.32 | $14.68 | $9.82 |
| Number of accumulation units outstanding at end of period | 30,340 | 36,493 | 42,518 | 49,889 | 46,981 | 51,521 | 43,087 | 48,335 | 31,790 | 7,945 |

Opportunities

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.99 | | | | | | | | | |
| Value at end of period | $9.54 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 684,332 | | | | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $8.68 | $7.77 | $6.08 | $9.95 | $9.83 | | | | | |
| Value at end of period | $8.49 | $8.68 | $7.77 | $6.08 | $9.95 | | | | | |
| Number of accumulation units outstanding at end of period | 2,742,774 | 2,224,320 | 2,512,614 | 2,172,969 | 1,532 | | | | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | | |
| Value at beginning of period | $9.55 | $8.56 | $7.08 | $11.51 | $11.18 | $9.96 | $9.64 | $8.90 | $10.00 | |
| Value at end of period | $9.35 | $9.55 | $8.56 | $7.08 | $11.51 | $11.18 | $9.96 | $9.64 | $8.90 | |
| Number of accumulation units outstanding at end of period | 118,011 | 161,651 | 185,662 | 219,708 | 256,881 | 267,971 | 299,598 | 548,608 | 275,705 | |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $12.81 | $10.72 | $8.30 | $13.57 | $13.12 | $12.24 | $11.24 | $9.69 | | |
| Value at end of period | $12.41 | $12.81 | $10.72 | $8.30 | $13.57 | $13.12 | $12.24 | $11.24 | | |
| Number of accumulation units outstanding at end of period | 30,163 | 39,171 | 70,781 | 117,089 | 171,859 | 108,782 | 138,848 | 430,312 | | |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during June 2004) | | | | | | | | | | |
| Value at beginning of period | $12.12 | $10.07 | $8.23 | $12.63 | $13.75 | $12.33 | $11.69 | $10.25 | | |
| Value at end of period | $11.79 | $12.12 | $10.07 | $8.23 | $12.63 | $13.75 | $12.33 | $11.69 | | |
| Number of accumulation units outstanding at end of period | 16,126 | 22,717 | 31,227 | 43,054 | 86,144 | 116,901 | 147,078 | 345,339 | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.85 | $11.95 | $10.93 | $12.17 | $11.72 | $11.50 | $11.37 | $11.06 | $10.62 | $10.00 |
| Value at end of period | $13.55 | $12.85 | $11.95 | $10.93 | $12.17 | $11.72 | $11.50 | $11.37 | $11.06 | $10.62 |
| Number of accumulation units outstanding at end of period | 472,680 | 519,722 | 557,196 | 570,876 | 646,304 | 443,958 | 453,906 | 447,751 | 277,417 | 218,867 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $8.01 | $7.57 | $6.05 | $8.67 | | | | | | |
| Value at end of period | $6.89 | $8.01 | $7.57 | $6.05 | | | | | | |
| Number of accumulation units outstanding at end of period | 34,798 | 42,289 | 32,930 | 3,329 | | | | | | |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.99 | $10.60 | $8.39 | $13.44 | $14.00 | $12.30 | $12.10 | $10.55 | $8.28 | $10.00 |
| Value at end of period | $11.53 | $11.99 | $10.60 | $8.39 | $13.44 | $14.00 | $12.30 | $12.10 | $10.55 | $8.28 |
| Number of accumulation units outstanding at end of period | 320,523 | 359,615 | 378,272 | 415,402 | 485,537 | 527,949 | 578,971 | 733,524 | 589,925 | 29,823 |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during July 2005) | | | | | | | | | | |
| Value at beginning of period | $12.07 | $10.96 | $9.12 | $12.14 | $11.96 | $10.83 | $10.35 | | | |
| Value at end of period | $11.70 | $12.07 | $10.96 | $9.12 | $12.14 | $11.96 | $10.83 | | | |
| Number of accumulation units outstanding at end of period | 148,295 | 188,722 | 222,360 | 306,848 | 94,763 | 108,471 | 56,894 | | | |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.15 | $13.73 | $11.29 | $16.98 | $16.87 | $14.83 | $13.73 | $12.27 | $9.78 | $10.00 |
| Value at end of period | $14.54 | $15.15 | $13.73 | $11.29 | $16.98 | $16.87 | $14.83 | $13.73 | $12.27 | $9.78 |
| Number of accumulation units outstanding at end of period | 203,852 | 253,103 | 274,326 | 312,589 | 361,257 | 379,777 | 445,770 | 470,456 | 455,684 | 20,751 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $36.62 | $31.02 | $18.43 | $38.57 | $28.40 | $21.30 | $16.12 | $13.94 | $9.70 | $10.00 |
| Value at end of period | $29.36 | $36.62 | $31.02 | $18.43 | $38.57 | $28.40 | $21.30 | $16.12 | $13.94 | $9.70 |
| Number of accumulation units outstanding at end of period | 28,290 | 35,735 | 38,973 | 39,422 | 43,313 | 47,056 | 42,323 | 39,905 | 26,375 | 504 |

Opportunities

CFI 40

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $10.28 | $8.51 | $6.89 | $9.89 | | | | | | |
| Value at end of period | $10.28 | $10.28 | $8.51 | $6.89 | | | | | | |
| Number of accumulation units outstanding at end of period | 60,593 | 63,348 | 46,439 | 16,589 | | | | | | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.44 | $14.84 | $11.88 | $17.29 | $17.94 | $15.67 | $15.40 | $12.46 | $9.48 | $10.00 |
| Value at end of period | $17.86 | $18.44 | $14.84 | $11.88 | $17.29 | $17.94 | $15.67 | $15.40 | $12.46 | $9.48 |
| Number of accumulation units outstanding at end of period | 82,266 | 98,661 | 116,142 | 123,997 | 138,199 | 159,849 | 177,896 | 174,318 | 144,863 | 12,803 |
| **ING LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.60 | | | | | | | | | |
| Value at end of period | $13.66 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 103,158 | | | | | | | | | |
| **ING LARGE CAP GROWTH PORTFOLIO (CLASS S2)** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $13.46 | $12.01 | $8.60 | $12.09 | $11.58 | | | | | |
| Value at end of period | $13.50 | $13.46 | $12.01 | $8.60 | $12.09 | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 5,099 | 5,514 | | | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.05 | | | | | | | | | |
| Value at end of period | $10.02 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 176,268 | | | | | | | | | |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.13 | $10.31 | $10.46 | $10.41 | $10.11 | $9.85 | $9.77 | $9.86 | $9.98 | $10.00 |
| Value at end of period | $9.95 | $10.13 | $10.31 | $10.46 | $10.41 | $10.11 | $9.85 | $9.77 | $9.86 | $9.98 |
| Number of accumulation units outstanding at end of period | 92,504 | 122,732 | 134,287 | 257,756 | 112,115 | 117,797 | 130,441 | 115,992 | 138,372 | 65,112 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.07 | $12.82 | $10.13 | $17.30 | $15.45 | $15.00 | $14.05 | $12.73 | $9.76 | $10.00 |
| Value at end of period | $14.54 | $15.07 | $12.82 | $10.13 | $17.30 | $15.45 | $15.00 | $14.05 | $12.73 | $9.76 |
| Number of accumulation units outstanding at end of period | 71,954 | 90,969 | 95,589 | 85,597 | 89,870 | 99,561 | 99,852 | 96,978 | 108,524 | 2,205 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.44 | $12.47 | $10.78 | $14.15 | $13.87 | $12.63 | $12.52 | $11.47 | $10.03 | $10.00 |
| Value at end of period | $13.40 | $13.44 | $12.47 | $10.78 | $14.15 | $13.87 | $12.63 | $12.52 | $11.47 | $10.03 |
| Number of accumulation units outstanding at end of period | 165,669 | 190,498 | 205,467 | 222,422 | 246,295 | 308,300 | 275,398 | 287,530 | 262,128 | 42,679 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.31 | $14.60 | $11.19 | $18.29 | $14.61 | $11.37 | $10.11 | | | |
| Value at end of period | $17.05 | $16.31 | $14.60 | $11.19 | $18.29 | $14.61 | $11.37 | | | |
| Number of accumulation units outstanding at end of period | 185,601 | 222,450 | 243,983 | 300,770 | 492,070 | 371,440 | 299,953 | | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2004) | | | | | | | | | | |
| Value at beginning of period | $11.33 | $8.87 | $6.40 | $10.47 | $8.49 | $8.03 | $7.42 | $7.07 | | |
| Value at end of period | $11.05 | $11.33 | $8.87 | $6.40 | $10.47 | $8.49 | $8.03 | $7.42 | | |
| Number of accumulation units outstanding at end of period | 781,461 | 913,587 | 1,022,912 | 1,136,532 | 99,085 | 127,480 | 176,312 | 183,674 | | |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2002) | | | | | | | | | | |
| Value at beginning of period | $18.03 | $16.12 | $12.76 | $18.20 | $16.91 | $14.21 | $13.01 | $11.77 | $9.51 | $10.00 |
| Value at end of period | $19.29 | $18.03 | $16.12 | $12.76 | $18.20 | $16.91 | $14.21 | $13.01 | $11.77 | $9.51 |
| Number of accumulation units outstanding at end of period | 143,605 | 189,818 | 204,362 | 263,311 | 287,724 | 297,137 | 307,508 | 286,451 | 256,082 | 26,238 |

Opportunities

# Condensed Financial Information (continued)

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $8.81 | $10.60 | $11.87 |
| Value at end of period | | | | | | | | $10.60 | $11.87 | $11.15 |
| Number of accumulation units outstanding at end of period | | | | | | | | 6,048 | 5,692 | 24,032 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $11.08 | $11.94 | $13.79 | $14.41 | $8.43 | $11.54 | $13.13 |
| Value at end of period | | | | $11.94 | $13.79 | $14.41 | $8.43 | $11.54 | $13.13 | $11.82 |
| Number of accumulation units outstanding at end of period | | | | 14,539 | 49,426 | 53,080 | 63,473 | 57,061 | 48,642 | 43,199 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | | $10.79 | $11.07 | $11.84 | $11.97 | $9.11 | $13.37 | $15.01 |
| Value at end of period | | | | $11.07 | $11.84 | $11.97 | $9.11 | $13.37 | $15.01 | $15.40 |
| Number of accumulation units outstanding at end of period | | | | 1,906,679 | 1,629,201 | 1,353,495 | 1,037,282 | 886,425 | 863,810 | 726,481 |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $10.25 | $10.52 | $10.83 | $10.89 | $11.15 | $11.92 | $12.18 | $13.68 | $14.45 |
| Value at end of period | $10.25 | $10.52 | $10.83 | $10.89 | $11.15 | $11.92 | $12.18 | $13.68 | $14.45 | $14.66 |
| Number of accumulation units outstanding at end of period | 48,273 | 449,660 | 384,280 | 359,274 | 333,734 | 353,517 | 475,012 | 399,812 | 333,165 | 237,536 |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.48 | $10.95 | $12.57 | $12.97 | $8.32 | $10.15 | $11.55 |
| Value at end of period | | | | $10.95 | $12.57 | $12.97 | $8.32 | $10.15 | $11.55 | $10.83 |
| Number of accumulation units outstanding at end of period | | | | 238,162 | 212,294 | 198,883 | 167,298 | 153,889 | 124,360 | 100,791 |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.04 | $10.87 | $12.00 | $12.44 | $8.17 | $10.05 | $11.65 |
| Value at end of period | | | | $10.87 | $12.00 | $12.44 | $8.17 | $10.05 | $11.65 | $10.87 |
| Number of accumulation units outstanding at end of period | | | | 1,230,020 | 1,051,006 | 892,352 | 1,217,638 | 1,113,811 | 924,260 | 759,847 |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $8.25 | $8.31 | $8.81 |
| Value at end of period | | | | | | | | $8.31 | $8.81 | $9.10 |
| Number of accumulation units outstanding at end of period | | | | | | | | 363,340 | 367,431 | 279,668 |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.21 | $9.37 | $10.27 |
| Value at end of period | | | | | | | | $9.37 | $10.27 | $9.97 |
| Number of accumulation units outstanding at end of period | | | | | | | | 1,317,406 | 1,232,540 | 1,055,184 |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.49 | $9.62 | $10.50 |
| Value at end of period | | | | | | | | $9.62 | $10.50 | $10.32 |
| Number of accumulation units outstanding at end of period | | | | | | | | 746,997 | 667,671 | 699,255 |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.75 | $9.85 | $10.60 |
| Value at end of period | | | | | | | | $9.85 | $10.60 | $10.64 |
| Number of accumulation units outstanding at end of period | | | | | | | | 958,263 | 916,906 | 888,475 |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.99 | $12.66 | $9.95 | | | | | | | |
| Value at end of period | $14.28 | $13.99 | $12.66 | | | | | | | |
| Number of accumulation units outstanding at end of period | 320,643 | 369,472 | 419,483 | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $8.94 | $8.12 | $6.69 | $10.28 | | | | | | |
| Value at end of period | $8.97 | $8.94 | $8.12 | $6.69 | | | | | | |
| Number of accumulation units outstanding at end of period | 785,637 | 998,454 | 1,134,062 | 38,475 | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $13.63 | $12.48 | $10.85 | | | | | | | |
| Value at end of period | $13.46 | $13.63 | $12.48 | | | | | | | |
| Number of accumulation units outstanding at end of period | 15,071 | 1,463 | 1,930 | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $16.03 | $12.96 | $10.40 | | | | | | | |
| Value at end of period | $15.40 | $16.03 | $12.96 | | | | | | | |
| Number of accumulation units outstanding at end of period | 322,879 | 415,384 | 463,277 | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.30 | $8.39 | $6.11 | $10.64 | | | | | | |
| Value at end of period | $9.91 | $10.30 | $8.39 | $6.11 | | | | | | |
| Number of accumulation units outstanding at end of period | 61,315 | 78,462 | 47,716 | 20,592 | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.69 | $8.63 | $6.95 | $10.16 | | | | | | |
| Value at end of period | $10.07 | $10.69 | $8.63 | $6.95 | | | | | | |
| Number of accumulation units outstanding at end of period | 136,727 | 186,026 | 156,359 | 190,367 | | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.20 | $7.09 | $5.52 | $8.60 | $7.97 | $7.22 | $6.75 | $6.25 | $4.59 | $8.31 |
| Value at end of period | $9.09 | $9.20 | $7.09 | $5.52 | $8.60 | $7.97 | $7.22 | $6.75 | $6.25 | $4.59 |
| Number of accumulation units outstanding at end of period | 247,873 | 286,727 | 320,361 | 376,713 | 459,626 | 564,312 | 678,759 | 812,724 | 952,613 | 454,391 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $10.86 | $8.91 | $7.13 | $9.79 | | | | | | |
| Value at end of period | $10.39 | $10.86 | $8.91 | $7.13 | | | | | | |
| Number of accumulation units outstanding at end of period | 55,529 | 44,468 | 65,135 | 49,665 | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.78 | $15.90 | $12.16 | $17.11 | $16.70 | $14.85 | $14.05 | $12.27 | $10.00 | $10.00 |
| Value at end of period | $17.95 | $17.78 | $15.90 | $12.16 | $17.11 | $16.70 | $14.85 | $14.05 | $12.27 | $10.00 |
| Number of accumulation units outstanding at end of period | 307,779 | 445,947 | 484,547 | 546,351 | 600,017 | 695,419 | 733,570 | 697,270 | 511,449 | 51,408 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.27 | $12.66 | $10.33 | $16.37 | $16.18 | $13.85 | $13.59 | $12.07 | $9.82 | $10.00 |
| Value at end of period | $13.89 | $14.27 | $12.66 | $10.33 | $16.37 | $16.18 | $13.85 | $13.59 | $12.07 | $9.82 |
| Number of accumulation units outstanding at end of period | 100,538 | 98,445 | 113,260 | 166,366 | 174,077 | 189,902 | 213,812 | 223,333 | 208,905 | 21,139 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | | |
| Value at beginning of period | $9.23 | $8.05 | $5.75 | $10.15 | $10.11 | | | | | |
| Value at end of period | $8.94 | $9.23 | $8.05 | $5.75 | $10.15 | | | | | |
| Number of accumulation units outstanding at end of period | 95,002 | 109,783 | 80,480 | 16,757 | 9,218 | | | | | |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.41 | $11.99 | $8.87 | $17.88 | $15.09 | $12.39 | $10.14 | | | |
| Value at end of period | $11.55 | $13.41 | $11.99 | $8.87 | $17.88 | $15.09 | $12.39 | | | |
| Number of accumulation units outstanding at end of period | 155,542 | 171,109 | 200,319 | 254,172 | 318,925 | 316,462 | 339,789 | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.18 | $9.55 | $7.37 | $12.63 | $11.16 | $10.02 | | | | |
| Value at end of period | $8.79 | $10.18 | $9.55 | $7.37 | $12.63 | $11.16 | | | | |
| Number of accumulation units outstanding at end of period | 107,339 | 138,277 | 140,510 | 133,335 | 68,022 | 10,499 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.67 | $14.83 | $11.43 | $19.31 | $19.21 | $16.06 | $14.89 | $13.70 | $10.23 | $10.00 |
| Value at end of period | $14.51 | $15.67 | $14.83 | $11.43 | $19.31 | $19.21 | $16.06 | $14.89 | $13.70 | $10.23 |
| Number of accumulation units outstanding at end of period | 30,215 | 31,344 | 31,489 | 32,062 | 32,592 | 38,440 | 42,916 | 44,546 | 34,405 | 3,121 |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | $10.95 | $10.02 | $7.07 | $11.97 | $11.39 | $10.57 | | | | |
| Value at end of period | $9.32 | $10.95 | $10.02 | $7.07 | $11.97 | $11.39 | | | | |
| Number of accumulation units outstanding at end of period | 4,095 | 4,173 | 4,261 | 4,318 | 5,437 | 4,321 | | | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $10.98 | $10.55 | $10.17 | $9.82 | | | | | | |
| Value at end of period | $11.54 | $10.98 | $10.55 | $10.17 | | | | | | |
| Number of accumulation units outstanding at end of period | 254,563 | 212,507 | 223,479 | 374,087 | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $10.51 | $9.47 | $7.33 | $12.43 | $12.53 | $11.16 | $10.77 | | | |
| Value at end of period | $10.05 | $10.51 | $9.47 | $7.33 | $12.43 | $12.53 | $11.16 | | | |
| Number of accumulation units outstanding at end of period | 3,219 | 4,046 | 4,589 | 4,610 | 6,458 | 13,639 | 30,728 | | | |
| **ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | | $9.06 | $7.11 | $10.78 | $11.41 | $10.71 | | | | |
| Value at end of period | | | $9.06 | $7.11 | $10.78 | $11.41 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 734 | 14,501 | | | | |
| **ING WISDOM TREE<sup>SM</sup> GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $8.04 | $7.73 | $6.06 | $9.95 | | | | | | |
| Value at end of period | $7.60 | $8.04 | $7.73 | $6.06 | | | | | | |
| Number of accumulation units outstanding at end of period | 37,366 | 38,074 | 36,994 | 51,243 | | | | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | | | | |
| Value at beginning of period | $12.01 | $10.03 | $7.69 | $13.73 | $14.10 | $11.51 | $11.86 | $10.64 | $8.42 | $10.00 |
| Value at end of period | $11.34 | $12.01 | $10.03 | $7.69 | $13.73 | $14.10 | $11.51 | $11.86 | $10.64 | $8.42 |
| Number of accumulation units outstanding at end of period | 61,355 | 86,531 | 100,598 | 109,828 | 123,832 | 161,708 | 203,281 | 255,487 | 231,095 | 41,608 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $8.30 | $7.50 | $6.14 | $10.03 | $9.86 | $8.83 | $8.74 | $8.18 | $6.63 | $8.87 |
| Value at end of period | $8.15 | $8.30 | $7.50 | $6.14 | $10.03 | $9.86 | $8.83 | $8.74 | $8.18 | $6.63 |
| Number of accumulation units outstanding at end of period | 48,533 | 67,290 | 71,655 | 77,466 | 102,754 | 215,771 | 304,922 | 518,311 | 467,546 | 185,752 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.17 | $9.09 | $6.99 | $12.71 | $11.29 | $9.78 | $9.21 | $8.20 | $6.02 | $8.25 |
| Value at end of period | $8.21 | $9.17 | $9.09 | $6.99 | $12.71 | $11.29 | $9.78 | $9.21 | $8.20 | $6.02 |
| Number of accumulation units outstanding at end of period | 33,595 | 41,583 | 47,001 | 51,597 | 69,260 | 148,846 | 186,919 | 140,140 | 190,714 | 105,639 |

Opportunities

CFI 44

# Condensed Financial Information (continued)

## PROFUND VP RISING RATES OPPORTUNITY

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| (Fund first available during October 2003) | | | | | | | | | | |
| Value at beginning of period | $4.88 | $5.91 | $4.55 | $7.47 | $8.02 | $7.41 | $8.19 | $9.35 | $10.00 | |
| Value at end of period | $3.00 | $4.88 | $5.91 | $4.55 | $7.47 | $8.02 | $7.41 | $8.19 | $9.35 | |
| Number of accumulation units outstanding at end of period | 22,697 | 25,407 | 24,973 | 26,319 | 32,185 | 61,675 | 193,952 | 282,310 | 74,879 | |

## Separate Account Annual Charges of 1.80%

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $10.20 | $9.46 | $7.97 | $10.04 | | | |
| Value at end of period | $9.65 | $10.20 | $9.46 | $7.97 | | | |
| Number of accumulation units outstanding at end of period | 5,320,212 | 4,848,084 | 6,969,529 | 2,906,934 | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | |
| (Fund first available during November 2003) | | | | | | | |
| Value at beginning of period | $20.77 | $16.72 | $13.62 | $19.31 | $20.19 | $17.22 | $16.63 |
| Value at end of period | $19.14 | $20.77 | $16.72 | $13.62 | $19.31 | $20.19 | $17.22 |
| Number of accumulation units outstanding at end of period | 339,272 | 373,935 | 421,323 | 490,206 | 635,853 | 883,123 | 1,123,510 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $15.20 | $13.23 | $9.95 | $17.68 | $15.35 | $14.03 | $12.24 |
| Value at end of period | $14.51 | $15.20 | $13.23 | $9.95 | $17.68 | $15.35 | $14.03 |
| Number of accumulation units outstanding at end of period | 2,201,225 | 2,816,261 | 3,266,422 | 3,901,938 | 3,429,987 | 2,418,016 | 1,399,642 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | |
| Value at beginning of period | $10.66 | $9.45 | $7.41 | $13.19 | $13.26 | $11.26 | $10.86 |
| Value at end of period | $10.54 | $10.66 | $9.45 | $7.41 | $13.19 | $13.26 | $11.26 |
| Number of accumulation units outstanding at end of period | 807,233 | 910,073 | 1,046,724 | 1,236,481 | 1,644,617 | 1,865,881 | 1,488,441 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $9.55 | $8.69 | $7.17 | $9.96 | | | |
| Value at end of period | $9.46 | $9.55 | $8.69 | $7.17 | | | |
| Number of accumulation units outstanding at end of period | 1,431,116 | 1,325,090 | 1,225,465 | 984,329 | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | |
| Value at beginning of period | $10.11 | $9.71 | $8.81 | $10.01 | | | |
| Value at end of period | $10.50 | $10.11 | $9.71 | $8.81 | | | |
| Number of accumulation units outstanding at end of period | 2,378,961 | 3,074,339 | 3,127,659 | 1,643,859 | | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during September 2003) | | | | | | | |
| Value at beginning of period | $13.70 | $11.82 | $8.68 | $15.86 | $14.45 | $13.42 | $11.82 |
| Value at end of period | $12.81 | $13.70 | $11.82 | $8.68 | $15.86 | $14.45 | $13.42 |
| Number of accumulation units outstanding at end of period | 6,775,590 | 7,734,697 | 8,430,744 | 8,891,894 | 8,337,206 | 6,955,941 | 5,322,761 |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | |
| (Fund first available during September 2003) | | | | | | | |
| Value at beginning of period | $18.10 | $17.28 | $12.36 | $21.88 | $18.66 | $16.05 | $13.52 |
| Value at end of period | $15.22 | $18.10 | $17.28 | $12.36 | $21.88 | $18.66 | $16.05 |
| Number of accumulation units outstanding at end of period | 3,191,641 | 3,947,550 | 4,416,575 | 4,068,747 | 4,171,265 | 3,422,931 | 2,431,609 |

Opportunities

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | |
| Value at beginning of period | $13.28 | $12.00 | $9.07 | $9.48 | | | |
| Value at end of period | $12.28 | $13.28 | $12.00 | $9.07 | | | |
| Number of accumulation units outstanding at end of period | 1,159,184 | 2,687,618 | 691,774 | 55,276 | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $11.70 | $11.16 | $9.47 | $17.13 | $15.01 | $11.84 | $10.13 |
| Value at end of period | $8.97 | $11.70 | $11.16 | $9.47 | $17.13 | $15.01 | $11.84 |
| Number of accumulation units outstanding at end of period | 4,646 | 5,146 | 5,343 | 6,526 | 5,864 | 5,807 | 3,227 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $12.31 | $9.91 | $7.47 | $12.94 | $12.42 | $10.97 | $10.02 |
| Value at end of period | $12.36 | $12.31 | $9.91 | $7.47 | $12.94 | $12.42 | $10.97 |
| Number of accumulation units outstanding at end of period | 1,736,449 | 1,752,103 | 1,928,884 | 1,662,196 | 1,404,432 | 930,874 | 428,655 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Fund first available during May 2004) | | | | | | | |
| Value at beginning of period | $11.08 | $10.55 | $8.94 | $12.77 | $11.98 | $10.71 | $9.88 |
| Value at end of period | $11.40 | $11.08 | $10.55 | $8.94 | $12.77 | $11.98 | $10.71 |
| Number of accumulation units outstanding at end of period | 982,245 | 881,629 | 1,036,251 | 1,358,965 | 1,188,199 | 1,155,987 | 1,100,939 |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $10.93 | $10.55 | $9.87 | | | | |
| Value at end of period | $12.03 | $10.93 | $10.55 | | | | |
| Number of accumulation units outstanding at end of period | 4,320,794 | 1,388,091 | 1,262,403 | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during November 2006) | | | | | | | |
| Value at beginning of period | $11.01 | $9.89 | $7.73 | $12.92 | $12.33 | $11.72 | |
| Value at end of period | $10.64 | $11.01 | $9.89 | $7.73 | $12.92 | $12.33 | |
| Number of accumulation units outstanding at end of period | 841,101 | 827,960 | 798,930 | 881,147 | 947,230 | 944,396 | |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $11.28 | $9.72 | $6.48 | $9.99 | | | |
| Value at end of period | $9.90 | $11.28 | $9.72 | $6.48 | | | |
| Number of accumulation units outstanding at end of period | 1,223,677 | 1,481,272 | 1,517,674 | 917,208 | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | |
| (Fund first available during May 2006) | | | | | | | |
| Value at beginning of period | $10.57 | $9.30 | $7.10 | $12.33 | $13.56 | $11.04 | |
| Value at end of period | $9.82 | $10.57 | $9.30 | $7.10 | $12.33 | $13.56 | |
| Number of accumulation units outstanding at end of period | 1,651 | 1,671 | 1,691 | 1,717 | 1,736 | 393,066 | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | |
| (Fund first available during February 2005) | | | | | | | |
| Value at beginning of period | $12.82 | $10.22 | $7.67 | $12.72 | $15.77 | $11.69 | $9.56 |
| Value at end of period | $13.76 | $12.82 | $10.22 | $7.67 | $12.72 | $15.77 | $11.69 |
| Number of accumulation units outstanding at end of period | 1,923 | 1,962 | 2,339 | 3,496 | 3,585 | 6,425 | 6,925 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | |
| (Fund first available during May 2006) | | | | | | | |
| Value at beginning of period | $9.89 | $8.04 | $6.56 | $10.14 | $10.03 | $10.05 | |
| Value at end of period | $9.45 | $9.89 | $8.04 | $6.56 | $10.14 | $10.03 | |
| Number of accumulation units outstanding at end of period | 975,691 | 1,137,911 | 1,385,994 | 1,404,795 | 1,243,597 | 705,941 | |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | |
| (Fund first available during December 2005) | | | | | | | |
| Value at beginning of period | $9.62 | $8.74 | $6.76 | $11.33 | $11.08 | $9.91 | $9.96 |
| Value at end of period | $9.00 | $9.62 | $8.74 | $6.76 | $11.33 | $11.08 | $9.91 |
| Number of accumulation units outstanding at end of period | 1,402,454 | 1,614,112 | 1,850,971 | 1,749,544 | 1,154,958 | 673,675 | 19,330 |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | |
| Value at beginning of period | $8.52 | $6.95 | $5.81 | $10.39 | $10.00 | | |
| Value at end of period | $7.60 | $8.52 | $6.95 | $5.81 | $10.39 | | |
| Number of accumulation units outstanding at end of period | 932,786 | 1,762,473 | 1,012,575 | 1,114,370 | 688,897 | | |
| **ING FMR\u1d9c\u1d50 DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | |
| (Fund first available during September 2006) | | | | | | | |
| Value at beginning of period | $14.92 | $11.85 | $8.68 | $14.55 | $12.97 | $12.51 | |
| Value at end of period | $13.03 | $14.92 | $11.85 | $8.68 | $14.55 | $12.97 | |
| Number of accumulation units outstanding at end of period | 346 | 351 | 262 | 265 | 268 | 271 | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | |
| Value at beginning of period | $9.86 | $9.00 | $7.24 | $11.85 | $12.42 | | |
| Value at end of period | $9.60 | $9.86 | $9.00 | $7.24 | $11.85 | | |
| Number of accumulation units outstanding at end of period | 1,078,901 | 1,182,069 | 1,066,361 | 1,218,514 | 1,167,086 | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | |
| Value at beginning of period | $8.42 | $7.74 | $6.05 | $9.58 | $10.00 | | |
| Value at end of period | $8.16 | $8.42 | $7.74 | $6.05 | $9.58 | | |
| Number of accumulation units outstanding at end of period | 3,439,173 | 3,789,489 | 4,333,267 | 5,261,646 | 3,338,384 | | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | |
| (Fund first available during August 2005) | | | | | | | |
| Value at beginning of period | $20.26 | $16.99 | $12.60 | $21.79 | $16.67 | $14.01 | $12.25 |
| Value at end of period | $18.06 | $20.26 | $16.99 | $12.60 | $21.79 | $16.67 | $14.01 |
| Number of accumulation units outstanding at end of period | 1,082 | 1,093 | 1,110 | 1,128 | 1,138 | 1,318 | 213 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $9.99 | | | | | | |
| Value at end of period | $9.53 | | | | | | |
| Number of accumulation units outstanding at end of period | 5,344,579 | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | |
| Value at beginning of period | $8.67 | $7.76 | $6.07 | $9.95 | $9.83 | | |
| Value at end of period | $8.47 | $8.67 | $7.76 | $6.07 | $9.95 | | |
| Number of accumulation units outstanding at end of period | 7,047,014 | 4,737,771 | 5,220,432 | 4,115,316 | 1,105 | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | |
| (Fund first available during August 2003) | | | | | | | |
| Value at beginning of period | $9.51 | $8.52 | $7.05 | $11.47 | $11.15 | $9.94 | $9.62 |
| Value at end of period | $9.31 | $9.51 | $8.52 | $7.05 | $11.47 | $11.15 | $9.94 |
| Number of accumulation units outstanding at end of period | 743,557 | 1,294,912 | 1,391,986 | 1,763,254 | 1,814,201 | 1,154,154 | 1,190,341 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | |
| (Fund first available during May 2004) | | | | | | | |
| Value at beginning of period | $14.32 | $12.00 | $9.29 | $15.20 | $14.70 | $13.72 | $12.60 |
| Value at end of period | $13.87 | $14.32 | $12.00 | $9.29 | $15.20 | $14.70 | $13.72 |
| Number of accumulation units outstanding at end of period | 451,533 | 573,103 | 628,781 | 813,645 | 979,846 | 799,019 | 577,024 |

Opportunities

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | |
| (Fund first available during June 2004) | | | | | | | |
| Value at beginning of period | $14.12 | $11.74 | $9.60 | $14.74 | $16.05 | $14.40 | $13.66 |
| Value at end of period | $13.73 | $14.12 | $11.74 | $9.60 | $14.74 | $16.05 | $14.40 |
| Number of accumulation units outstanding at end of period | 513,395 | 594,432 | 638,276 | 778,310 | 868,470 | 986,086 | 572,793 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $12.80 | $11.90 | $10.89 | $12.14 | $11.70 | $11.48 | $11.35 |
| Value at end of period | $13.49 | $12.80 | $11.90 | $10.89 | $12.14 | $11.70 | $11.48 |
| Number of accumulation units outstanding at end of period | 5,423,977 | 6,019,746 | 6,442,678 | 6,841,165 | 6,989,870 | 4,238,741 | 2,290,174 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $8.00 | $7.57 | $6.05 | $10.23 | | | |
| Value at end of period | $6.88 | $8.00 | $7.57 | $6.05 | | | |
| Number of accumulation units outstanding at end of period | 297,723 | 391,365 | 619,576 | 47,456 | | | |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $11.93 | $10.55 | $8.36 | $13.41 | $13.97 | $12.28 | $12.08 |
| Value at end of period | $11.47 | $11.93 | $10.55 | $8.36 | $13.41 | $13.97 | $12.28 |
| Number of accumulation units outstanding at end of period | 596,557 | 755,522 | 443,853 | 451,445 | 438,690 | 316,783 | 271,921 |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $12.03 | $10.94 | $9.10 | $12.12 | $11.95 | $10.83 | $10.16 |
| Value at end of period | $11.66 | $12.03 | $10.94 | $9.10 | $12.12 | $11.95 | $10.83 |
| Number of accumulation units outstanding at end of period | 959,336 | 1,123,219 | 979,826 | 1,330,884 | 454,672 | 212,735 | 247,764 |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $11.22 | $10.17 | $8.37 | $12.60 | $12.52 | $11.01 | $9.85 |
| Value at end of period | $10.76 | $11.22 | $10.17 | $8.37 | $12.60 | $12.52 | $11.01 |
| Number of accumulation units outstanding at end of period | 11,060 | 11,479 | 13,390 | 13,899 | 14,225 | 14,225 | 14,767 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | |
| (Fund first available during February 2005) | | | | | | | |
| Value at beginning of period | $24.11 | $20.43 | $12.15 | $25.43 | $18.73 | $14.06 | $10.95 |
| Value at end of period | $19.32 | $24.11 | $20.43 | $12.15 | $25.43 | $18.73 | $14.06 |
| Number of accumulation units outstanding at end of period | 5,687 | 5,816 | 6,474 | 6,576 | 7,630 | 8,384 | 6,282 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | |
| Value at beginning of period | $16.58 | $13.73 | $11.13 | $16.93 | $16.84 | $14.72 | $13.82 |
| Value at end of period | $16.58 | $16.58 | $13.73 | $11.13 | $16.93 | $16.84 | $14.72 |
| Number of accumulation units outstanding at end of period | 324,403 | 357,238 | 182,345 | 132,504 | 16,585 | 24,037 | 28,793 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | |
| (Fund first available during February 2005) | | | | | | | |
| Value at beginning of period | $12.20 | $9.82 | $7.87 | $11.46 | $11.89 | $10.40 | $9.86 |
| Value at end of period | $11.81 | $12.20 | $9.82 | $7.87 | $11.46 | $11.89 | $10.40 |
| Number of accumulation units outstanding at end of period | 4,681 | 4,702 | 4,793 | 5,396 | 5,492 | 5,718 | 3,904 |
| **ING LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | |
| Value at beginning of period | $13.55 | | | | | | |
| Value at end of period | $13.61 | | | | | | |
| Number of accumulation units outstanding at end of period | 947,950 | | | | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $10.04 | | | | | | |
| Value at end of period | $10.01 | | | | | | |
| Number of accumulation units outstanding at end of period | 592,607 | | | | | | |

Opportunities

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | |
| (Fund first available during October 2005) | | | | | | | |
| Value at beginning of period | $10.34 | $10.53 | $10.69 | $10.64 | $10.34 | $10.08 | $10.04 |
| Value at end of period | $10.16 | $10.34 | $10.53 | $10.69 | $10.64 | $10.34 | $10.08 |
| Number of accumulation units outstanding at end of period | 6,263 | 6,466 | 6,396 | 6,198 | 7,512 | 6,932 | 6,524 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during February 2005) | | | | | | | |
| Value at beginning of period | $10.83 | $9.23 | $7.29 | $12.46 | $11.13 | $10.82 | $9.78 |
| Value at end of period | $10.45 | $10.83 | $9.23 | $7.29 | $12.46 | $11.13 | $10.82 |
| Number of accumulation units outstanding at end of period | 4,942 | 4,974 | 5,098 | 5,189 | 4,960 | 5,215 | 5,429 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $10.82 | $10.04 | $8.69 | $11.41 | $11.19 | $10.19 | $9.92 |
| Value at end of period | $10.78 | $10.82 | $10.04 | $8.69 | $11.41 | $11.19 | $10.19 |
| Number of accumulation units outstanding at end of period | 15,611 | 15,811 | 15,979 | 16,490 | 13,252 | 12,190 | 4,286 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $16.26 | $14.57 | $11.17 | $18.26 | $14.60 | $11.37 | $10.14 |
| Value at end of period | $16.99 | $16.26 | $14.57 | $11.17 | $18.26 | $14.60 | $11.37 |
| Number of accumulation units outstanding at end of period | 1,691,493 | 1,559,566 | 1,755,807 | 2,056,677 | 2,306,877 | 1,533,268 | 997,079 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Fund first available during April 2004) | | | | | | | |
| Value at beginning of period | $11.28 | $8.84 | $6.38 | $10.43 | $8.47 | $8.01 | $7.41 |
| Value at end of period | $10.99 | $11.28 | $8.84 | $6.38 | $10.43 | $8.47 | $8.01 |
| Number of accumulation units outstanding at end of period | 2,377,780 | 2,888,373 | 2,685,458 | 2,730,320 | 218,989 | 263,523 | 307,230 |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $14.11 | $12.62 | $10.00 | $14.27 | $13.26 | $11.15 | $10.05 |
| Value at end of period | $15.09 | $14.11 | $12.62 | $10.00 | $14.27 | $13.26 | $11.15 |
| Number of accumulation units outstanding at end of period | 8,544 | 8,795 | 8,900 | 10,783 | 11,011 | 10,248 | 11,021 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | |
| Value at beginning of period | $11.86 | $10.59 | $8.43 | $9.28 | | | |
| Value at end of period | $11.13 | $11.86 | $10.59 | $8.43 | | | |
| Number of accumulation units outstanding at end of period | 201,266 | 354,568 | 128,611 | 18,159 | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $14.79 | $13.00 | $9.50 | $16.26 | $15.57 | $13.48 | $12.12 |
| Value at end of period | $13.31 | $14.79 | $13.00 | $9.50 | $16.26 | $15.57 | $13.48 |
| Number of accumulation units outstanding at end of period | 384,623 | 343,403 | 400,384 | 526,642 | 522,373 | 475,907 | 134,955 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | |
| (Fund first available during May 2004) | | | | | | | |
| Value at beginning of period | $14.96 | $13.33 | $9.09 | $11.95 | $11.83 | $11.06 | $10.79 |
| Value at end of period | $15.34 | $14.96 | $13.33 | $9.09 | $11.95 | $11.83 | $11.06 |
| Number of accumulation units outstanding at end of period | 2,405,079 | 2,614,587 | 2,426,606 | 2,840,103 | 3,904,787 | 4,721,058 | 4,992,196 |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | |
| (Fund first available during February 2005) | | | | | | | |
| Value at beginning of period | $13.30 | $12.59 | $11.22 | $10.98 | $10.28 | $10.04 | $9.97 |
| Value at end of period | $13.48 | $13.30 | $12.59 | $11.22 | $10.98 | $10.28 | $10.04 |
| Number of accumulation units outstanding at end of period | 5,005 | 5,113 | 5,130 | 3,742 | 963 | 954 | 606 |

Opportunities

| | **2011** | **2010** | **2009** | **2008** | **2007** | **2006** | **2005** |
|---|---|---|---|---|---|---|---|
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $11.52 | $10.12 | $8.30 | $12.95 | $12.56 | $10.95 | $10.22 |
| Value at end of period | $10.80 | $11.52 | $10.12 | $8.30 | $12.95 | $12.56 | $10.95 |
| Number of accumulation units outstanding at end of period | 211,730 | 262,745 | 317,218 | 362,301 | 513,440 | 571,205 | 547,803 |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $11.61 | $10.03 | $8.16 | $12.42 | $11.99 | $10.87 | $10.07 |
| Value at end of period | $10.83 | $11.61 | $10.03 | $8.16 | $12.42 | $11.99 | $10.87 |
| Number of accumulation units outstanding at end of period | 2,679,378 | 3,113,938 | 3,455,151 | 3,832,716 | 3,116,838 | 3,098,485 | 3,271,699 |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $8.80 | $8.31 | $8.25 | | | | |
| Value at end of period | $9.09 | $8.80 | $8.31 | | | | |
| Number of accumulation units outstanding at end of period | 4,807,901 | 2,875,864 | 2,703,689 | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $10.26 | $9.36 | $9.21 | | | | |
| Value at end of period | $9.96 | $10.26 | $9.36 | | | | |
| Number of accumulation units outstanding at end of period | 23,660,153 | 25,710,826 | 27,999,679 | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $10.49 | $9.62 | $9.49 | | | | |
| Value at end of period | $10.31 | $10.49 | $9.62 | | | | |
| Number of accumulation units outstanding at end of period | 12,280,940 | 13,847,272 | 14,888,749 | | | | |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $10.60 | $9.85 | $9.75 | | | | |
| Value at end of period | $10.63 | $10.60 | $9.85 | | | | |
| Number of accumulation units outstanding at end of period | 7,634,659 | 8,948,023 | 9,835,817 | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $13.97 | $12.65 | $9.99 | | | | |
| Value at end of period | $14.26 | $13.97 | $12.65 | | | | |
| Number of accumulation units outstanding at end of period | 623,596 | 621,152 | 723,428 | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $8.92 | $8.11 | $6.69 | $10.26 | | | |
| Value at end of period | $8.95 | $8.92 | $8.11 | $6.69 | | | |
| Number of accumulation units outstanding at end of period | 2,342,300 | 2,936,570 | 3,311,747 | 70,825 | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $13.61 | $12.47 | $10.35 | | | | |
| Value at end of period | $13.44 | $13.61 | $12.47 | | | | |
| Number of accumulation units outstanding at end of period | 221,530 | 224,171 | 118,763 | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $16.01 | $12.96 | $10.34 | | | | |
| Value at end of period | $15.38 | $16.01 | $12.96 | | | | |
| Number of accumulation units outstanding at end of period | 992,399 | 1,252,894 | 1,184,289 | | | | |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $10.29 | $8.39 | $6.11 | $10.36 | | | |
| Value at end of period | $9.89 | $10.29 | $8.39 | $6.11 | | | |
| Number of accumulation units outstanding at end of period | 476,109 | 674,522 | 678,895 | 178,288 | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $10.68 | $8.63 | $6.95 | $10.06 | | | |
| Value at end of period | $10.05 | $10.68 | $8.63 | $6.95 | | | |
| Number of accumulation units outstanding at end of period | 895,890 | 1,054,400 | 769,485 | 523,436 | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | |
| Value at beginning of period | $9.16 | $7.06 | $5.50 | $8.57 | $7.94 | $7.20 | $6.73 |
| Value at end of period | $9.04 | $9.16 | $7.06 | $5.50 | $8.57 | $7.94 | $7.20 |
| Number of accumulation units outstanding at end of period | 523,504 | 580,520 | 644,943 | 732,042 | 939,894 | 1,367,397 | 1,411,612 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $10.85 | $8.91 | $7.13 | $10.05 | | | |
| Value at end of period | $10.37 | $10.85 | $8.91 | $7.13 | | | |
| Number of accumulation units outstanding at end of period | 469,399 | 494,420 | 417,162 | 703,123 | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $12.81 | $11.45 | $8.77 | $12.34 | $12.05 | $10.72 | $9.86 |
| Value at end of period | $12.92 | $12.81 | $11.45 | $8.77 | $12.34 | $12.05 | $10.72 |
| Number of accumulation units outstanding at end of period | 3,983 | 4,101 | 4,565 | 5,344 | 9,692 | 8,932 | 9,105 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | |
| Value at beginning of period | $10.67 | $9.11 | | | | | |
| Value at end of period | $10.38 | $10.67 | | | | | |
| Number of accumulation units outstanding at end of period | 1,284 | 344 | | | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | |
| Value at beginning of period | $9.21 | $8.04 | $5.74 | $10.15 | $10.10 | | |
| Value at end of period | $8.92 | $9.21 | $8.04 | $5.74 | $10.15 | | |
| Number of accumulation units outstanding at end of period | 659,446 | 604,139 | 674,879 | 195,992 | 158,947 | | |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $13.37 | $11.96 | $8.85 | $17.86 | $15.08 | $12.38 | $10.02 |
| Value at end of period | $11.51 | $13.37 | $11.96 | $8.85 | $17.86 | $15.08 | $12.38 |
| Number of accumulation units outstanding at end of period | 836,742 | 901,392 | 1,037,305 | 1,373,994 | 1,510,517 | 1,142,975 | 901,211 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | |
| (Fund first available during May 2006) | | | | | | | |
| Value at beginning of period | $10.16 | $9.53 | $7.36 | $12.62 | $11.15 | $10.30 | |
| Value at end of period | $8.76 | $10.16 | $9.53 | $7.36 | $12.62 | $11.15 | |
| Number of accumulation units outstanding at end of period | 1,390,250 | 1,654,953 | 1,636,070 | 1,372,927 | 736,724 | 278,154 | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $10.75 | $10.18 | $7.85 | $13.27 | $13.21 | $11.05 | $9.71 |
| Value at end of period | $9.95 | $10.75 | $10.18 | $7.85 | $13.27 | $13.21 | $11.05 |
| Number of accumulation units outstanding at end of period | 4,965 | 5,020 | 5,071 | 5,127 | 5,175 | 5,214 | 5,253 |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $10.92 | $10.01 | $7.06 | $11.96 | $11.39 | $10.03 | | | | |
| Value at end of period | $9.30 | $10.92 | $10.01 | $7.06 | $11.96 | $11.39 | | | | |
| Number of accumulation units outstanding at end of period | 36,260 | 39,166 | 42,576 | 48,574 | 70,916 | 36,474 | | | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.96 | $10.54 | $10.17 | $9.99 | | | | | | |
| Value at end of period | $11.51 | $10.96 | $10.54 | $10.17 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,537,962 | 1,315,740 | 1,307,591 | 927,557 | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.21 | $10.10 | $7.82 | $13.27 | $13.39 | $11.93 | $11.21 | | | |
| Value at end of period | $10.71 | $11.21 | $10.10 | $7.82 | $13.27 | $13.39 | $11.93 | | | |
| Number of accumulation units outstanding at end of period | 26,870 | 29,620 | 33,028 | 35,559 | 51,489 | 97,176 | 19,477 | | | |
| **ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $8.03 | $7.73 | $6.05 | $9.95 | | | | | | |
| Value at end of period | $7.58 | $8.03 | $7.73 | $6.05 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,230,977 | 1,372,236 | 1,557,832 | 996,625 | | | | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | | |
| Value at beginning of period | $11.95 | $9.99 | $7.66 | $13.69 | $14.06 | $11.49 | $11.84 | | | |
| Value at end of period | $11.29 | $11.95 | $9.99 | $7.66 | $13.69 | $14.06 | $11.49 | | | |
| Number of accumulation units outstanding at end of period | 106,637 | 118,821 | 139,559 | 178,445 | 230,164 | 269,235 | 352,163 | | | |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $8.26 | $7.47 | $6.12 | $9.99 | $9.83 | $8.81 | $8.73 | | | |
| Value at end of period | $8.11 | $8.26 | $7.47 | $6.12 | $9.99 | $9.83 | $8.81 | | | |
| Number of accumulation units outstanding at end of period | 116,744 | 130,992 | 149,993 | 169,003 | 252,067 | 433,675 | 743,586 | | | |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.12 | $9.05 | $6.97 | $12.67 | $11.26 | $9.76 | $9.19 | | | |
| Value at end of period | $8.16 | $9.12 | $9.05 | $6.97 | $12.67 | $11.26 | $9.76 | | | |
| Number of accumulation units outstanding at end of period | 47,924 | 54,520 | 58,519 | 74,237 | 87,075 | 125,928 | 237,235 | | | |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| (Fund first available during October 2003) | | | | | | | | | | |
| Value at beginning of period | $4.86 | $5.89 | $4.54 | $7.45 | $8.01 | $7.40 | $8.18 | | | |
| Value at end of period | $2.98 | $4.86 | $5.89 | $4.54 | $7.45 | $8.01 | $7.40 | | | |
| Number of accumulation units outstanding at end of period | 116,176 | 130,604 | 152,633 | 175,733 | 310,053 | 513,019 | 425,290 | | | |

## Separate Account Annual Charges of 1.85%

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.19 | $9.45 | $7.97 | $10.08 | | | | | | |
| Value at end of period | $9.63 | $10.19 | $9.45 | $7.97 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,768,651 | 2,659,829 | 2,289,265 | 1,238,981 | | | | | | |

Opportunities

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | | | | |
| (Fund first available during November 2003) | | | | | | | | | | |
| Value at beginning of period | $20.69 | $16.67 | $13.58 | $19.26 | $20.15 | $17.20 | $16.61 | $13.81 | $10.00 | |
| Value at end of period | $19.06 | $20.69 | $16.67 | $13.58 | $19.26 | $20.15 | $17.20 | $16.61 | $13.81 | |
| Number of accumulation units outstanding at end of period | 672,441 | 759,123 | 874,057 | 1,007,369 | 1,276,341 | 1,483,586 | 1,875,440 | 1,860,639 | 288,410 | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.34 | $11.62 | $8.74 | $15.54 | $13.50 | $12.34 | $10.78 | | | |
| Value at end of period | $12.73 | $13.34 | $11.62 | $8.74 | $15.54 | $13.50 | $12.34 | | | |
| Number of accumulation units outstanding at end of period | 1,084,441 | 1,254,174 | 1,489,027 | 1,602,259 | 1,486,370 | 1,267,701 | 778,454 | | | |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.61 | $9.41 | $7.38 | $13.15 | $13.23 | $11.24 | $10.84 | $9.93 | $7.78 | $9.57 |
| Value at end of period | $10.48 | $10.61 | $9.41 | $7.38 | $13.15 | $13.23 | $11.24 | $10.84 | $9.93 | $7.78 |
| Number of accumulation units outstanding at end of period | 1,003,077 | 1,090,666 | 1,195,771 | 1,385,760 | 1,648,785 | 1,880,927 | 2,040,316 | 2,147,646 | 1,139,372 | 70,754 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $9.54 | $8.68 | $7.17 | $10.05 | | | | | | |
| Value at end of period | $9.44 | $9.54 | $8.68 | $7.17 | | | | | | |
| Number of accumulation units outstanding at end of period | 754,507 | 789,390 | 788,152 | 614,587 | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $10.10 | $9.70 | $8.81 | $10.01 | | | | | | |
| Value at end of period | $10.48 | $10.10 | $9.70 | $8.81 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,111,847 | 1,236,491 | 1,264,545 | 779,965 | | | | | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $13.65 | $11.78 | $8.65 | $15.83 | $14.43 | $13.41 | $11.81 | $10.76 | $10.00 | |
| Value at end of period | $12.76 | $13.65 | $11.78 | $8.65 | $15.83 | $14.43 | $13.41 | $11.81 | $10.76 | |
| Number of accumulation units outstanding at end of period | 6,712,507 | 7,652,669 | 8,525,478 | 9,047,366 | 9,238,418 | 9,928,969 | 10,461,932 | 9,623,914 | 911,850 | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | | |
| Value at beginning of period | $18.03 | $17.22 | $12.33 | $21.83 | $18.63 | $16.03 | $13.51 | $11.60 | $10.00 | |
| Value at end of period | $15.15 | $18.03 | $17.22 | $12.33 | $21.83 | $18.63 | $16.03 | $13.51 | $11.60 | |
| Number of accumulation units outstanding at end of period | 2,372,737 | 2,760,607 | 2,933,889 | 2,964,726 | 3,112,536 | 3,154,918 | 3,093,402 | 2,651,973 | 255,174 | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2008) | | | | | | | | | | |
| Value at beginning of period | $13.26 | $11.99 | $9.07 | $8.48 | | | | | | |
| Value at end of period | $12.25 | $13.26 | $11.99 | $9.07 | | | | | | |
| Number of accumulation units outstanding at end of period | 281,712 | 193,520 | 159,356 | 7,623 | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.12 | $15.38 | $13.06 | $23.63 | $20.72 | $16.35 | $14.47 | $12.52 | $9.74 | $10.00 |
| Value at end of period | $12.35 | $16.12 | $15.38 | $13.06 | $23.63 | $20.72 | $16.35 | $14.47 | $12.52 | $9.74 |
| Number of accumulation units outstanding at end of period | 703,163 | 782,919 | 850,172 | 741,866 | 776,064 | 781,895 | 724,745 | 641,028 | 98,782 | 3,747 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.28 | $9.89 | $7.45 | $12.92 | $12.41 | $10.97 | $9.90 | | | |
| Value at end of period | $12.32 | $12.28 | $9.89 | $7.45 | $12.92 | $12.41 | $10.97 | | | |
| Number of accumulation units outstanding at end of period | 523,132 | 616,566 | 720,914 | 518,944 | 377,326 | 306,935 | 177,512 | | | |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $11.04 | $10.52 | $8.92 | $12.75 | $11.96 | $10.70 | $9.87 | $9.95 | | |
| Value at end of period | $11.36 | $11.04 | $10.52 | $8.92 | $12.75 | $11.96 | $10.70 | $9.87 | | |
| Number of accumulation units outstanding at end of period | 718,769 | 734,124 | 842,964 | 943,090 | 1,027,931 | 1,209,026 | 1,373,293 | 128,734 | | |

Opportunities

CFI 53

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $10.92 | $10.55 | $9.87 | | | | | | | |
| Value at end of period | $12.01 | $10.92 | $10.55 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,159,417 | 692,595 | 241,705 | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Fund first available during November 2006) | | | | | | | | | | |
| Value at beginning of period | $10.96 | $9.85 | $7.71 | $12.89 | $12.30 | $11.70 | | | | |
| Value at end of period | $10.59 | $10.96 | $9.85 | $7.71 | $12.89 | $12.30 | | | | |
| Number of accumulation units outstanding at end of period | 652,593 | 687,936 | 878,277 | 771,755 | 882,135 | 1,039,480 | | | | |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $11.26 | $9.71 | $6.48 | $9.99 | | | | | | |
| Value at end of period | $9.88 | $11.26 | $9.71 | $6.48 | | | | | | |
| Number of accumulation units outstanding at end of period | 684,378 | 871,634 | 913,440 | 683,676 | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.54 | $9.28 | $7.09 | $12.32 | $13.56 | $11.42 | | | | |
| Value at end of period | $9.79 | $10.54 | $9.28 | $7.09 | $12.32 | $13.56 | | | | |
| Number of accumulation units outstanding at end of period | 33,459 | 43,458 | 53,511 | 51,879 | 34,113 | 110,050 | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.92 | $17.48 | $13.12 | $21.78 | $27.02 | $20.03 | $17.50 | $12.96 | $9.60 | $10.00 |
| Value at end of period | $23.52 | $21.92 | $17.48 | $13.12 | $21.78 | $27.02 | $20.03 | $17.50 | $12.96 | $9.60 |
| Number of accumulation units outstanding at end of period | 233,972 | 263,481 | 296,090 | 330,058 | 391,484 | 450,764 | 507,670 | 526,771 | 250,986 | 4,638 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $9.86 | $8.02 | $6.55 | $10.13 | $10.02 | $10.05 | | | | |
| Value at end of period | $9.42 | $9.86 | $8.02 | $6.55 | $10.13 | $10.02 | | | | |
| Number of accumulation units outstanding at end of period | 344,970 | 437,170 | 485,588 | 707,626 | 378,257 | 235,115 | | | | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | | |
| (Fund first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | $9.59 | $8.72 | $6.75 | $11.32 | $11.07 | $9.91 | $9.99 | | | |
| Value at end of period | $8.97 | $9.59 | $8.72 | $6.75 | $11.32 | $11.07 | $9.91 | | | |
| Number of accumulation units outstanding at end of period | 450,004 | 516,509 | 531,825 | 490,643 | 326,228 | 244,618 | 10,669 | | | |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | | | | |
| Value at beginning of period | $8.50 | $6.94 | $5.80 | $10.38 | $10.31 | | | | | |
| Value at end of period | $7.58 | $8.50 | $6.94 | $5.80 | $10.38 | | | | | |
| Number of accumulation units outstanding at end of period | 200,925 | 245,682 | 120,437 | 94,171 | 44,308 | | | | | |
| **ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.73 | $17.27 | $12.65 | $21.23 | $18.93 | $17.25 | $15.05 | $12.38 | $9.47 | $10.00 |
| Value at end of period | $18.97 | $21.73 | $17.27 | $12.65 | $21.23 | $18.93 | $17.25 | $15.05 | $12.38 | $9.47 |
| Number of accumulation units outstanding at end of period | 471,607 | 529,706 | 573,143 | 608,963 | 682,670 | 590,547 | 557,684 | 286,384 | 154,107 | 4,138 |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.87 | $9.82 | $7.59 | $10.95 | $10.88 | $9.99 | | | | |
| Value at end of period | $10.93 | $10.87 | $9.82 | $7.59 | $10.95 | $10.88 | | | | |
| Number of accumulation units outstanding at end of period | 211,754 | 205,534 | 172,065 | 143,974 | 175,508 | 465,890 | | | | |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $9.84 | $8.99 | $7.24 | $11.85 | $12.42 | | | | | |
| Value at end of period | $9.58 | $9.84 | $8.99 | $7.24 | $11.85 | | | | | |
| Number of accumulation units outstanding at end of period | 336,154 | 387,640 | 358,723 | 397,819 | 379,401 | | | | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $8.40 | $7.73 | $6.04 | $9.58 | $10.09 | | | | | |
| Value at end of period | $8.14 | $8.40 | $7.73 | $6.04 | $9.58 | | | | | |
| Number of accumulation units outstanding at end of period | 1,059,182 | 1,285,419 | 1,211,534 | 1,091,374 | 309,667 | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $29.77 | $24.97 | $18.53 | $32.06 | $24.54 | $20.63 | $15.28 | $14.66 | $9.82 | $10.00 |
| Value at end of period | $26.52 | $29.77 | $24.97 | $18.53 | $32.06 | $24.54 | $20.63 | $15.28 | $14.66 | $9.82 |
| Number of accumulation units outstanding at end of period | 279,115 | 297,750 | 332,180 | 366,367 | 393,708 | 395,415 | 376,683 | 338,633 | 103,813 | 511 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.99 | | | | | | | | | |
| Value at end of period | $9.53 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,120,278 | | | | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $8.66 | $7.75 | $6.07 | $9.95 | $9.83 | | | | | |
| Value at end of period | $8.45 | $8.66 | $7.75 | $6.07 | $9.95 | | | | | |
| Number of accumulation units outstanding at end of period | 4,564,455 | 2,961,017 | 3,239,497 | 2,455,632 | 802 | | | | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | | |
| Value at beginning of period | $9.46 | $8.48 | $7.03 | $11.44 | $11.12 | $9.92 | $9.61 | $8.88 | $10.00 | |
| Value at end of period | $9.26 | $9.46 | $8.48 | $7.03 | $11.44 | $11.12 | $9.92 | $9.61 | $8.88 | |
| Number of accumulation units outstanding at end of period | 647,519 | 724,865 | 802,033 | 872,801 | 988,345 | 1,003,427 | 1,140,505 | 1,130,196 | 454,342 | |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $12.36 | $10.35 | $8.02 | $13.13 | $12.71 | $11.87 | $10.91 | | | |
| Value at end of period | $11.96 | $12.36 | $10.35 | $8.02 | $13.13 | $12.71 | $11.87 | | | |
| Number of accumulation units outstanding at end of period | 232,342 | 261,091 | 316,701 | 375,334 | 526,007 | 625,859 | 679,265 | | | |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Fund first available during June 2004) | | | | | | | | | | |
| Value at beginning of period | $11.66 | $9.70 | $7.94 | $12.19 | $13.28 | $11.92 | $11.31 | | | |
| Value at end of period | $11.33 | $11.66 | $9.70 | $7.94 | $12.19 | $13.28 | $11.92 | | | |
| Number of accumulation units outstanding at end of period | 178,905 | 198,366 | 221,306 | 284,209 | 408,357 | 494,278 | 509,167 | | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.74 | $11.85 | $10.85 | $12.10 | $11.67 | $11.46 | $11.34 | $11.04 | $10.61 | $10.00 |
| Value at end of period | $13.42 | $12.74 | $11.85 | $10.85 | $12.10 | $11.67 | $11.46 | $11.34 | $11.04 | $10.61 |
| Number of accumulation units outstanding at end of period | 1,806,469 | 1,963,729 | 2,071,861 | 2,271,231 | 2,180,790 | 2,180,720 | 1,965,087 | 1,993,255 | 650,222 | 564,471 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $7.99 | $7.56 | $6.04 | $10.27 | | | | | | |
| Value at end of period | $6.87 | $7.99 | $7.56 | $6.04 | | | | | | |
| Number of accumulation units outstanding at end of period | 132,802 | 233,418 | 250,060 | 44,123 | | | | | | |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.88 | $10.51 | $8.33 | $13.37 | $13.94 | $12.26 | $12.07 | $10.53 | $8.27 | $10.00 |
| Value at end of period | $11.42 | $11.88 | $10.51 | $8.33 | $13.37 | $13.94 | $12.26 | $12.07 | $10.53 | $8.27 |
| Number of accumulation units outstanding at end of period | 1,958,358 | 2,089,804 | 2,199,381 | 2,360,477 | 2,808,346 | 3,095,553 | 3,505,743 | 3,524,220 | 1,575,806 | 105,501 |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.00 | $10.91 | $9.08 | $12.11 | $11.94 | $10.83 | $10.16 | | | |
| Value at end of period | $11.62 | $12.00 | $10.91 | $9.08 | $12.11 | $11.94 | $10.83 | | | |
| Number of accumulation units outstanding at end of period | 472,601 | 515,888 | 545,405 | 602,759 | 154,889 | 144,283 | 94,700 | | | |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.03 | $13.63 | $11.22 | $16.89 | $16.80 | $14.78 | $13.70 | $12.25 | $9.78 | $10.00 |
| Value at end of period | $14.40 | $15.03 | $13.63 | $11.22 | $16.89 | $16.80 | $14.78 | $13.70 | $12.25 | $9.78 |
| Number of accumulation units outstanding at end of period | 1,348,144 | 1,492,104 | 1,593,162 | 1,661,841 | 1,913,418 | 2,060,244 | 2,184,320 | 2,124,549 | 1,010,894 | 25,612 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $36.31 | $30.79 | $18.32 | $38.36 | $28.27 | $21.23 | $16.08 | $13.92 | $9.70 | $10.00 |
| Value at end of period | $29.08 | $36.31 | $30.79 | $18.32 | $38.36 | $28.27 | $21.23 | $16.08 | $13.92 | $9.70 |
| Number of accumulation units outstanding at end of period | 205,143 | 220,084 | 246,504 | 268,567 | 303,508 | 299,800 | 264,741 | 186,572 | 52,235 | 1,185 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2004) | | | | | | | | | | |
| Value at beginning of period | $13.50 | $11.18 | $9.07 | $13.80 | $13.74 | $12.01 | $11.28 | $9.90 | | |
| Value at end of period | $13.49 | $13.50 | $11.18 | $9.07 | $13.80 | $13.74 | $12.01 | $11.28 | | |
| Number of accumulation units outstanding at end of period | 221,392 | 177,381 | 111,572 | 53,583 | 53,029 | 86,820 | 99,231 | 65,652 | | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.29 | $14.73 | $11.81 | $17.20 | $17.86 | $15.62 | $15.37 | $12.45 | $9.48 | $10.00 |
| Value at end of period | $17.69 | $18.29 | $14.73 | $11.81 | $17.20 | $17.86 | $15.62 | $15.37 | $12.45 | $9.48 |
| Number of accumulation units outstanding at end of period | 538,080 | 606,076 | 670,539 | 724,796 | 860,300 | 926,857 | 1,033,039 | 1,041,030 | 384,824 | 17,168 |
| **ING LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.51 | | | | | | | | | |
| Value at end of period | $13.56 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 913,634 | | | | | | | | | |
| **ING LARGE CAP GROWTH PORTFOLIO (CLASS S2)** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | $13.37 | $11.94 | $8.56 | $12.05 | $11.01 | $10.64 | $10.45 | $9.63 | | |
| Value at end of period | $13.40 | $13.37 | $11.94 | $8.56 | $12.05 | $11.01 | $10.64 | $10.45 | | |
| Number of accumulation units outstanding at end of period | 8,948 | 9,687 | 10,294 | 10,635 | 13,667 | 14,672 | 7,278 | 6,370 | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $10.04 | | | | | | | | | |
| Value at end of period | $10.01 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 327,575 | | | | | | | | | |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.04 | $10.23 | $10.40 | $10.36 | $10.07 | $9.81 | $9.74 | $9.85 | $9.98 | $10.00 |
| Value at end of period | $9.86 | $10.04 | $10.23 | $10.40 | $10.36 | $10.07 | $9.81 | $9.74 | $9.85 | $9.98 |
| Number of accumulation units outstanding at end of period | 673,977 | 718,965 | 830,408 | 1,531,095 | 687,913 | 526,228 | 408,688 | 420,989 | 135,056 | 58,442 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.94 | $12.73 | $10.06 | $17.21 | $15.38 | $14.95 | $14.01 | $12.71 | $9.76 | $10.00 |
| Value at end of period | $14.40 | $14.94 | $12.73 | $10.06 | $17.21 | $15.38 | $14.95 | $14.01 | $12.71 | $9.76 |
| Number of accumulation units outstanding at end of period | 352,928 | 382,415 | 424,612 | 407,922 | 451,148 | 507,031 | 576,314 | 609,229 | 385,405 | 0 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.32 | $12.37 | $10.71 | $14.07 | $13.81 | $12.59 | $12.49 | $11.46 | $10.03 | $10.00 |
| Value at end of period | $13.27 | $13.32 | $12.37 | $10.71 | $14.07 | $13.81 | $12.59 | $12.49 | $11.46 | $10.03 |
| Number of accumulation units outstanding at end of period | 715,891 | 794,210 | 857,843 | 954,316 | 1,069,733 | 1,218,088 | 1,404,050 | 1,382,369 | 638,182 | 18,244 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.22 | $14.53 | $11.15 | $18.24 | $14.59 | $11.36 | $10.14 | | | |
| Value at end of period | $16.94 | $16.22 | $14.53 | $11.15 | $18.24 | $14.59 | $11.36 | | | |
| Number of accumulation units outstanding at end of period | 752,323 | 754,148 | 837,613 | 906,506 | 1,051,769 | 868,911 | 873,349 | | | |

Opportunities

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Fund first available during April 2004) | | | | | | | | | | |
| Value at beginning of period | | | $7.05 | $7.39 | $7.99 | $8.44 | $10.40 | $6.35 | $8.80 | $11.22 |
| Value at end of period | | | $7.39 | $7.99 | $8.44 | $10.40 | $6.35 | $8.80 | $11.22 | $10.93 |
| Number of accumulation units outstanding at end of period | | | 629,731 | 413,074 | 291,427 | 223,203 | 1,851,371 | 1,726,452 | 1,723,943 | 1,536,337 |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during September 2002) | | | | | | | | | | |
| Value at beginning of period | $10.00 | $9.51 | $11.75 | $12.98 | $14.16 | $16.84 | $18.11 | $12.68 | $16.00 | $17.88 |
| Value at end of period | $9.51 | $11.75 | $12.98 | $14.16 | $16.84 | $18.11 | $12.68 | $16.00 | $17.88 | $19.11 |
| Number of accumulation units outstanding at end of period | 17,516 | 556,767 | 1,475,632 | 1,512,927 | 1,345,949 | 1,249,687 | 1,109,218 | 1,016,862 | 938,169 | 840,456 |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $8.14 | $8.43 | $10.58 | $11.85 |
| Value at end of period | | | | | | | $8.43 | $10.58 | $11.85 | $11.11 |
| Number of accumulation units outstanding at end of period | | | | | | | 1,603 | 36,203 | 121,033 | 112,568 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.91 | $12.13 | $14.01 | $14.62 | $8.54 | $11.68 | $13.28 |
| Value at end of period | | | | $12.13 | $14.01 | $14.62 | $8.54 | $11.68 | $13.28 | $11.94 |
| Number of accumulation units outstanding at end of period | | | | 56,426 | 192,486 | 227,755 | 260,441 | 222,438 | 211,590 | 224,975 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | | |
| Value at beginning of period | | | | $10.79 | $11.05 | $11.81 | $11.92 | $9.07 | $13.29 | $14.91 |
| Value at end of period | | | | $11.05 | $11.81 | $11.92 | $9.07 | $13.29 | $14.91 | $15.28 |
| Number of accumulation units outstanding at end of period | | | | 2,873,390 | 2,675,342 | 2,345,811 | 1,757,351 | 1,489,967 | 1,629,416 | 1,526,830 |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $10.24 | $10.50 | $10.81 | $10.85 | $11.10 | $11.85 | $12.10 | $13.58 | $14.33 |
| Value at end of period | $10.24 | $10.50 | $10.81 | $10.85 | $11.10 | $11.85 | $12.10 | $13.58 | $14.33 | $14.52 |
| Number of accumulation units outstanding at end of period | 10,048 | 689,814 | 1,036,664 | 1,063,841 | 1,097,983 | 1,068,352 | 1,368,226 | 1,495,512 | 1,462,925 | 1,323,948 |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.16 | $10.95 | $12.55 | $12.94 | $8.29 | $10.10 | $11.48 |
| Value at end of period | | | | $10.95 | $12.55 | $12.94 | $8.29 | $10.10 | $11.48 | $10.76 |
| Number of accumulation units outstanding at end of period | | | | 603,300 | 531,191 | 429,444 | 349,592 | 321,785 | 230,935 | 222,223 |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.07 | $10.86 | $11.98 | $12.41 | $8.14 | $10.00 | $11.58 |
| Value at end of period | | | | $10.86 | $11.98 | $12.41 | $8.14 | $10.00 | $11.58 | $10.80 |
| Number of accumulation units outstanding at end of period | | | | 5,017,559 | 4,429,284 | 4,055,381 | 3,920,526 | 3,593,509 | 3,178,946 | 2,840,483 |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $8.25 | $8.31 | $8.80 |
| Value at end of period | | | | | | | | $8.31 | $8.80 | $9.08 |
| Number of accumulation units outstanding at end of period | | | | | | | | 958,878 | 1,266,984 | 1,305,965 |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.21 | $9.36 | $10.26 |
| Value at end of period | | | | | | | | $9.36 | $10.26 | $9.95 |
| Number of accumulation units outstanding at end of period | | | | | | | | 11,143,360 | 10,459,517 | 9,731,750 |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.48 | $9.62 | $9.49 | | | | | | | |
| Value at end of period | $10.30 | $10.48 | $9.62 | | | | | | | |
| Number of accumulation units outstanding at end of period | 7,226,734 | 7,809,734 | 7,294,923 | | | | | | | |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.59 | $9.85 | $9.75 | | | | | | | |
| Value at end of period | $10.62 | $10.59 | $9.85 | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,431,415 | 4,645,124 | 5,966,132 | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.96 | $12.65 | $10.19 | | | | | | | |
| Value at end of period | $14.24 | $13.96 | $12.65 | | | | | | | |
| Number of accumulation units outstanding at end of period | 952,472 | 1,118,327 | 1,216,920 | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $8.91 | $8.11 | $6.69 | $10.09 | | | | | | |
| Value at end of period | $8.93 | $8.91 | $8.11 | $6.69 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,039,503 | 1,252,326 | 1,447,166 | 142,907 | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.60 | $12.47 | $10.41 | | | | | | | |
| Value at end of period | $13.43 | $13.60 | $12.47 | | | | | | | |
| Number of accumulation units outstanding at end of period | 107,279 | 77,313 | 45,506 | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $16.00 | $12.95 | $9.75 | | | | | | | |
| Value at end of period | $15.36 | $16.00 | $12.95 | | | | | | | |
| Number of accumulation units outstanding at end of period | 660,983 | 749,319 | 800,975 | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.27 | $8.38 | $6.11 | $10.36 | | | | | | |
| Value at end of period | $9.87 | $10.27 | $8.38 | $6.11 | | | | | | |
| Number of accumulation units outstanding at end of period | 330,290 | 301,368 | 214,814 | 85,469 | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.66 | $8.62 | $6.95 | $10.06 | | | | | | |
| Value at end of period | $10.03 | $10.66 | $8.62 | $6.95 | | | | | | |
| Number of accumulation units outstanding at end of period | 663,426 | 764,004 | 555,415 | 530,429 | | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.11 | $7.03 | $5.48 | $8.54 | $7.92 | $7.18 | $6.72 | $6.23 | $4.59 | $8.31 |
| Value at end of period | $8.99 | $9.11 | $7.03 | $5.48 | $8.54 | $7.92 | $7.18 | $6.72 | $6.23 | $4.59 |
| Number of accumulation units outstanding at end of period | 635,815 | 707,541 | 788,008 | 886,019 | 1,025,482 | 1,252,118 | 1,408,556 | 1,597,805 | 1,204,050 | 374,677 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.83 | $8.90 | $7.13 | $10.08 | | | | | | |
| Value at end of period | $10.35 | $10.83 | $8.90 | $7.13 | | | | | | |
| Number of accumulation units outstanding at end of period | 328,273 | 233,282 | 187,829 | 123,785 | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.63 | $15.78 | $12.08 | $17.01 | $16.63 | $14.80 | $14.01 | $12.26 | $9.99 | $10.00 |
| Value at end of period | $17.78 | $17.63 | $15.78 | $12.08 | $17.01 | $16.63 | $14.80 | $14.01 | $12.26 | $9.99 |
| Number of accumulation units outstanding at end of period | 1,096,494 | 1,269,643 | 1,419,850 | 1,543,756 | 1,747,349 | 1,871,534 | 1,900,813 | 1,833,168 | 803,419 | 15,784 |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.15 | $12.57 | $10.26 | $16.28 | $16.11 | $13.80 | $13.55 | $12.05 | $9.81 | $10.00 |
| Value at end of period | $13.76 | $14.15 | $12.57 | $10.26 | $16.28 | $16.11 | $13.80 | $13.55 | $12.05 | $9.81 |
| Number of accumulation units outstanding at end of period | 562,129 | 554,765 | 557,446 | 605,180 | 662,925 | 738,502 | 796,391 | 759,173 | 419,879 | 10,928 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $9.19 | $8.03 | $5.74 | $10.14 | $9.93 | | | | | |
| Value at end of period | $8.90 | $9.19 | $8.03 | $5.74 | $10.14 | | | | | |
| Number of accumulation units outstanding at end of period | 388,192 | 369,012 | 274,869 | 101,945 | 60,796 | | | | | |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.33 | $11.93 | $8.84 | $17.83 | $15.07 | $12.38 | $10.15 | | | |
| Value at end of period | $11.47 | $13.33 | $11.93 | $8.84 | $17.83 | $15.07 | $12.38 | | | |
| Number of accumulation units outstanding at end of period | 443,773 | 468,827 | 516,454 | 642,231 | 720,855 | 632,381 | 628,482 | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.14 | $9.51 | $7.35 | $12.61 | $11.15 | $10.02 | | | | |
| Value at end of period | $8.73 | $10.14 | $9.51 | $7.35 | $12.61 | $11.15 | | | | |
| Number of accumulation units outstanding at end of period | 803,127 | 926,890 | 994,252 | 962,270 | 145,537 | 71,758 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.54 | $14.72 | $11.35 | $19.21 | $19.13 | $16.01 | $14.86 | $13.68 | $10.23 | |
| Value at end of period | $14.37 | $15.54 | $14.72 | $11.35 | $19.21 | $19.13 | $16.01 | $14.86 | $13.68 | $10.23 |
| Number of accumulation units outstanding at end of period | 99,052 | 108,720 | 115,090 | 121,942 | 156,155 | 168,372 | 185,077 | 191,725 | 89,916 | 1,727 |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $10.90 | $9.99 | $7.05 | $11.95 | $11.38 | $10.02 | | | | |
| Value at end of period | $9.27 | $10.90 | $9.99 | $7.05 | $11.95 | $11.38 | | | | |
| Number of accumulation units outstanding at end of period | 16,098 | 16,504 | 21,231 | 23,065 | 25,712 | 23,171 | | | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.95 | $10.53 | $10.17 | $10.04 | | | | | | |
| Value at end of period | $11.49 | $10.95 | $10.53 | $10.17 | | | | | | |
| Number of accumulation units outstanding at end of period | 807,129 | 681,132 | 874,710 | 831,230 | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.17 | $10.07 | $7.80 | $13.25 | $13.37 | $11.92 | $10.97 | | | |
| Value at end of period | $10.67 | $11.17 | $10.07 | $7.80 | $13.25 | $13.37 | $11.92 | | | |
| Number of accumulation units outstanding at end of period | 4,007 | 5,958 | 7,416 | 8,393 | 14,698 | 60,757 | 20,569 | | | |
| **ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | | |
| Value at beginning of period | $8.02 | $7.72 | $6.05 | $9.70 | | | | | | |
| Value at end of period | $7.57 | $8.02 | $7.72 | $6.05 | | | | | | |
| Number of accumulation units outstanding at end of period | 688,315 | 749,998 | 733,757 | 590,056 | | | | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | | | | |
| Value at beginning of period | $11.90 | $9.95 | $7.63 | $13.66 | $14.03 | $11.47 | $11.82 | $10.62 | $8.41 | $10.00 |
| Value at end of period | $11.23 | $11.90 | $9.95 | $7.63 | $13.66 | $14.03 | $11.47 | $11.82 | $10.62 | $8.41 |
| Number of accumulation units outstanding at end of period | 142,978 | 160,817 | 204,073 | 221,649 | 256,195 | 322,386 | 422,849 | 480,559 | 352,917 | 94,574 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $8.22 | $7.44 | $6.09 | $9.96 | $9.80 | $8.79 | $8.71 | $8.16 | $6.62 | $8.87 |
| Value at end of period | $8.07 | $8.22 | $7.44 | $6.09 | $9.96 | $9.80 | $8.79 | $8.71 | $8.16 | $6.62 |
| Number of accumulation units outstanding at end of period | 212,963 | 224,850 | 250,010 | 272,166 | 328,053 | 437,058 | 503,432 | 730,973 | 525,852 | 114,753 |

Opportunities

CFI 59

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.08 | $9.01 | $6.94 | $12.63 | $11.23 | $9.73 | $9.17 | $8.18 | $6.00 | $8.24 |
| Value at end of period | $8.12 | $9.08 | $9.01 | $6.94 | $12.63 | $11.23 | $9.73 | $9.17 | $8.18 | $6.00 |
| Number of accumulation units outstanding at end of period | 65,105 | 75,918 | 86,369 | 98,592 | 115,609 | 165,860 | 242,501 | 300,855 | 132,491 | 13,789 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| (Fund first available during October 2003) | | | | | | | | | | |
| Value at beginning of period | $4.84 | $5.88 | $4.53 | $7.44 | $7.99 | $7.39 | $8.18 | $9.35 | $10.00 | |
| Value at end of period | $2.97 | $4.84 | $5.88 | $4.53 | $7.44 | $7.99 | $7.39 | $8.18 | $9.35 | |
| Number of accumulation units outstanding at end of period | 188,087 | 191,041 | 198,055 | 248,147 | 337,649 | 511,879 | 581,869 | 524,459 | 382,409 | |

## Separate Account Annual Charges of 1.95%

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $10.16 | $9.44 | $7.96 | $10.08 | | | |
| Value at end of period | $9.60 | $10.16 | $9.44 | $7.96 | | | |
| Number of accumulation units outstanding at end of period | 9,163,770 | 9,731,707 | 8,786,491 | 4,810,195 | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | |
| (Fund first available during November 2003) | | | | | | | |
| Value at beginning of period | $20.53 | $16.55 | $13.51 | $19.17 | $20.07 | $17.15 | $16.58 |
| Value at end of period | $18.89 | $20.53 | $16.55 | $13.51 | $19.17 | $20.07 | $17.15 |
| Number of accumulation units outstanding at end of period | 337,456 | 373,700 | 427,908 | 464,506 | 548,499 | 661,159 | 649,073 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $14.98 | $13.06 | $9.84 | $17.51 | $15.22 | $13.93 | $12.18 |
| Value at end of period | $14.28 | $14.98 | $13.06 | $9.84 | $17.51 | $15.22 | $13.93 |
| Number of accumulation units outstanding at end of period | 3,523,959 | 3,970,153 | 4,510,559 | 4,486,056 | 3,077,617 | 2,248,140 | 1,009,027 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | |
| Value at beginning of period | $10.51 | $9.33 | $7.32 | $13.06 | $13.15 | $11.18 | $10.80 |
| Value at end of period | $10.37 | $10.51 | $9.33 | $7.32 | $13.06 | $13.15 | $11.18 |
| Number of accumulation units outstanding at end of period | 715,473 | 774,051 | 833,581 | 901,576 | 1,010,383 | 813,783 | 547,233 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $9.51 | $8.66 | $7.16 | $10.00 | | | |
| Value at end of period | $9.41 | $9.51 | $8.66 | $7.16 | | | |
| Number of accumulation units outstanding at end of period | 3,997,414 | 4,027,563 | 3,982,648 | 2,220,231 | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | |
| Value at beginning of period | $10.07 | $9.68 | $8.80 | $10.03 | | | |
| Value at end of period | $10.43 | $10.07 | $9.68 | $8.80 | | | |
| Number of accumulation units outstanding at end of period | 4,152,297 | 4,313,505 | 4,129,209 | 2,361,763 | | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during September 2003) | | | | | | | |
| Value at beginning of period | $13.55 | $11.71 | $8.61 | $15.76 | $14.38 | $13.37 | $11.80 |
| Value at end of period | $12.65 | $13.55 | $11.71 | $8.61 | $15.76 | $14.38 | $13.37 |
| Number of accumulation units outstanding at end of period | 12,182,359 | 13,344,122 | 14,066,484 | 13,439,437 | 10,172,994 | 8,382,071 | 5,632,392 |

Opportunities

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | |
| (Fund first available during September 2003) | | | | | | | |
| Value at beginning of period | $17.90 | $17.11 | $12.26 | $21.73 | $18.56 | $16.00 | $13.49 |
| Value at end of period | $15.03 | $17.90 | $17.11 | $12.26 | $21.73 | $18.56 | $16.00 |
| Number of accumulation units outstanding at end of period | 4,771,612 | 5,456,090 | 5,469,638 | 5,030,646 | 3,981,698 | 3,004,812 | 1,757,275 |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | |
| Value at beginning of period | $13.23 | $11.98 | $9.07 | $11.36 | | | |
| Value at end of period | $12.21 | $13.23 | $11.98 | $9.07 | | | |
| Number of accumulation units outstanding at end of period | 1,371,934 | 1,083,472 | 899,347 | 241,755 | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $12.71 | $12.14 | $10.32 | $18.69 | $16.40 | $12.96 | $11.04 |
| Value at end of period | $9.73 | $12.71 | $12.14 | $10.32 | $18.69 | $16.40 | $12.96 |
| Number of accumulation units outstanding at end of period | 367,658 | 403,291 | 424,326 | 451,216 | 478,190 | 477,695 | 346,998 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $12.21 | $9.84 | $7.42 | $12.89 | $12.39 | $10.96 | $10.31 |
| Value at end of period | $12.23 | $12.21 | $9.84 | $7.42 | $12.89 | $12.39 | $10.96 |
| Number of accumulation units outstanding at end of period | 1,832,414 | 1,920,312 | 2,034,794 | 1,705,281 | 1,102,938 | 799,004 | 315,123 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Fund first available during May 2004) | | | | | | | |
| Value at beginning of period | $10.97 | $10.46 | $8.88 | $12.70 | $11.93 | $10.68 | $9.87 |
| Value at end of period | $11.27 | $10.97 | $10.46 | $8.88 | $12.70 | $11.93 | $10.68 |
| Number of accumulation units outstanding at end of period | 1,059,240 | 1,012,203 | 1,054,921 | 920,325 | 670,335 | 474,327 | 345,203 |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $10.91 | $10.54 | $9.88 | | | | |
| Value at end of period | $11.98 | $10.91 | $10.54 | | | | |
| Number of accumulation units outstanding at end of period | 3,095,975 | 1,335,718 | 736,563 | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during November 2006) | | | | | | | |
| Value at beginning of period | $10.87 | $9.77 | $7.65 | $12.81 | $12.24 | $11.65 | |
| Value at end of period | $10.49 | $10.87 | $9.77 | $7.65 | $12.81 | $12.24 | |
| Number of accumulation units outstanding at end of period | 783,925 | 700,594 | 1,007,156 | 602,909 | 449,216 | 319,126 | |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $11.23 | $9.69 | $6.48 | $9.99 | | | |
| Value at end of period | $9.85 | $11.23 | $9.69 | $6.48 | | | |
| Number of accumulation units outstanding at end of period | 1,370,064 | 1,679,055 | 1,620,779 | 878,672 | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | |
| (Fund first available during May 2006) | | | | | | | |
| Value at beginning of period | $10.49 | $9.24 | $7.07 | $12.30 | $13.55 | $11.05 | |
| Value at end of period | $9.73 | $10.49 | $9.24 | $7.07 | $12.30 | $13.55 | |
| Number of accumulation units outstanding at end of period | 18,841 | 23,266 | 24,133 | 26,092 | 18,243 | 167,558 | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $15.70 | $12.54 | $9.42 | $15.65 | $19.43 | $14.42 | $11.99 |
| Value at end of period | $16.83 | $15.70 | $12.54 | $9.42 | $15.65 | $19.43 | $14.42 |
| Number of accumulation units outstanding at end of period | 158,217 | 171,901 | 184,677 | 197,334 | 224,737 | 219,468 | 181,172 |

Opportunities

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | |
| (Fund first available during May 2006) | | | | | | | |
| Value at beginning of period | $9.82 | $7.99 | $6.54 | $10.11 | $10.02 | $9.95 | |
| Value at end of period | $9.37 | $9.82 | $7.99 | $6.54 | $10.11 | $10.02 | |
| Number of accumulation units outstanding at end of period | 1,128,872 | 1,279,028 | 1,440,440 | 1,534,466 | 887,486 | 373,022 | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | |
| (Fund first available during December 2005) | | | | | | | |
| Value at beginning of period | $9.54 | $8.69 | $6.73 | $11.29 | $11.06 | $9.91 | $10.02 |
| Value at end of period | $8.92 | $9.54 | $8.69 | $6.73 | $11.29 | $11.06 | $9.91 |
| Number of accumulation units outstanding at end of period | 2,253,089 | 2,482,365 | 2,512,125 | 2,198,501 | 970,586 | 498,026 | 958 |
| **ING DFA WORLD EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | |
| Value at beginning of period | $8.47 | $6.92 | $5.80 | $10.38 | $10.32 | | |
| Value at end of period | $7.55 | $8.47 | $6.92 | $5.80 | $10.38 | | |
| Number of accumulation units outstanding at end of period | 1,448,852 | 1,656,261 | 1,394,715 | 1,331,778 | 377,604 | | |
| **ING FMR$^{SM}$ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | |
| (Fund first available during March 2005) | | | | | | | |
| Value at beginning of period | $16.97 | $13.51 | $9.91 | $16.63 | $14.85 | $13.54 | $12.26 |
| Value at end of period | $14.80 | $16.97 | $13.51 | $9.91 | $16.63 | $14.85 | $13.54 |
| Number of accumulation units outstanding at end of period | 207,875 | 220,271 | 233,656 | 243,941 | 265,931 | 232,206 | 158,720 |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | |
| (Fund first available during May 2006) | | | | | | | |
| Value at beginning of period | $10.82 | $9.78 | $7.57 | $10.93 | $10.87 | $9.99 | |
| Value at end of period | $10.86 | $10.82 | $9.78 | $7.57 | $10.93 | $10.87 | |
| Number of accumulation units outstanding at end of period | 63,222 | 69,412 | 56,283 | 57,535 | 49,538 | 656,451 | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | |
| Value at beginning of period | $9.80 | $8.96 | $7.22 | $11.84 | $12.53 | | |
| Value at end of period | $9.54 | $9.80 | $8.96 | $7.22 | $11.84 | | |
| Number of accumulation units outstanding at end of period | 1,560,289 | 1,642,758 | 1,634,558 | 1,393,022 | 969,862 | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | |
| Value at beginning of period | $8.37 | $7.71 | $6.03 | $9.57 | $10.09 | | |
| Value at end of period | $8.11 | $8.37 | $7.71 | $6.03 | $9.57 | | |
| Number of accumulation units outstanding at end of period | 8,466,763 | 9,675,208 | 9,647,235 | 8,875,069 | 3,084,070 | | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $20.44 | $17.16 | $12.75 | $22.07 | $16.92 | $14.24 | $10.41 |
| Value at end of period | $18.19 | $20.44 | $17.16 | $12.75 | $22.07 | $16.92 | $14.24 |
| Number of accumulation units outstanding at end of period | 125,814 | 138,438 | 154,018 | 164,581 | 174,725 | 178,807 | 134,472 |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $9.99 | | | | | | |
| Value at end of period | $9.52 | | | | | | |
| Number of accumulation units outstanding at end of period | 10,457,228 | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | |
| Value at beginning of period | $8.63 | $7.73 | $6.06 | $9.95 | $9.83 | | |
| Value at end of period | $8.42 | $8.63 | $7.73 | $6.06 | $9.95 | | |
| Number of accumulation units outstanding at end of period | 3,801,889 | 1,358,805 | 1,432,459 | 613,853 | 5,374 | | |

Opportunities

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | |
| (Fund first available during August 2003) | | | | | | | |
| Value at beginning of period | $9.37 | $8.41 | $6.97 | $11.36 | $11.06 | $9.87 | $9.57 |
| Value at end of period | $9.16 | $9.37 | $8.41 | $6.97 | $11.36 | $11.06 | $9.87 |
| Number of accumulation units outstanding at end of period | 789,755 | 927,565 | 995,207 | 1,099,093 | 1,224,324 | 842,997 | 747,104 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | |
| (Fund first available during May 2004) | | | | | | | |
| Value at beginning of period | $14.12 | $11.84 | $9.19 | $15.05 | $14.58 | $13.63 | $12.54 |
| Value at end of period | $13.65 | $14.12 | $11.84 | $9.19 | $15.05 | $14.58 | $13.63 |
| Number of accumulation units outstanding at end of period | 546,385 | 609,244 | 668,326 | 721,208 | 897,365 | 843,068 | 636,374 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | |
| (Fund first available during June 2004) | | | | | | | |
| Value at beginning of period | $13.92 | $11.59 | $9.49 | $14.59 | $15.92 | $14.30 | $13.59 |
| Value at end of period | $13.51 | $13.92 | $11.59 | $9.49 | $14.59 | $15.92 | $14.30 |
| Number of accumulation units outstanding at end of period | 403,302 | 440,060 | 470,167 | 505,902 | 709,109 | 678,476 | 487,498 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $12.63 | $11.76 | $10.78 | $12.03 | $11.61 | $11.41 | $11.31 |
| Value at end of period | $13.29 | $12.63 | $11.76 | $10.78 | $12.03 | $11.61 | $11.41 |
| Number of accumulation units outstanding at end of period | 5,863,796 | 6,206,308 | 6,451,426 | 5,718,407 | 4,189,988 | 2,311,169 | 464,500 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $7.97 | $7.55 | $6.04 | $10.30 | | | |
| Value at end of period | $6.84 | $7.97 | $7.55 | $6.04 | | | |
| Number of accumulation units outstanding at end of period | 371,833 | 571,744 | 540,619 | 72,627 | | | |
| **ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $11.78 | $10.43 | $8.28 | $13.29 | $13.87 | $12.21 | $12.03 |
| Value at end of period | $11.31 | $11.78 | $10.43 | $8.28 | $13.29 | $13.87 | $12.21 |
| Number of accumulation units outstanding at end of period | 1,385,160 | 1,414,600 | 1,474,475 | 1,390,974 | 1,430,257 | 1,382,804 | 1,051,435 |
| **ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $11.93 | $10.86 | $9.05 | $12.07 | $11.92 | $10.82 | $10.15 |
| Value at end of period | $11.54 | $11.93 | $10.86 | $9.05 | $12.07 | $11.92 | $10.82 |
| Number of accumulation units outstanding at end of period | 1,074,103 | 1,103,836 | 1,088,308 | 939,388 | 492,315 | 369,075 | 245,919 |
| **ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $12.02 | $10.91 | $8.99 | $13.55 | $13.49 | $11.88 | $10.78 |
| Value at end of period | $11.51 | $12.02 | $10.91 | $8.99 | $13.55 | $13.49 | $11.88 |
| Number of accumulation units outstanding at end of period | 317,217 | 332,535 | 350,081 | 339,724 | 386,413 | 378,500 | 291,244 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $24.95 | $21.18 | $12.61 | $26.43 | $19.50 | $14.66 | $10.83 |
| Value at end of period | $19.96 | $24.95 | $21.18 | $12.61 | $26.43 | $19.50 | $14.66 |
| Number of accumulation units outstanding at end of period | 203,557 | 216,624 | 232,132 | 253,413 | 260,596 | 254,512 | 172,959 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $16.37 | $13.57 | $11.02 | $16.78 | $16.73 | $14.64 | $13.76 |
| Value at end of period | $16.34 | $16.37 | $13.57 | $11.02 | $16.78 | $16.73 | $14.64 |
| Number of accumulation units outstanding at end of period | 568,733 | 521,278 | 388,927 | 238,668 | 80,300 | 95,586 | 94,036 |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $14.12 | $11.38 | $9.14 | $13.32 | $13.85 | $12.13 | $11.35 |
| Value at end of period | $13.65 | $14.12 | $11.38 | $9.14 | $13.32 | $13.85 | $12.13 |
| Number of accumulation units outstanding at end of period | 271,667 | 297,267 | 316,500 | 330,137 | 382,367 | 380,069 | 315,498 |
| **ING LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | |
| Value at beginning of period | $13.42 | | | | | | |
| Value at end of period | $13.45 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,038,029 | | | | | | |
| **ING LARGE CAP GROWTH PORTFOLIO (CLASS S2)** | | | | | | | |
| (Fund first available during February 2005) | | | | | | | |
| Value at beginning of period | $13.28 | $11.87 | $8.52 | $12.00 | $10.98 | $10.62 | $9.99 |
| Value at end of period | $13.29 | $13.28 | $11.87 | $8.52 | $12.00 | $10.98 | $10.62 |
| Number of accumulation units outstanding at end of period | 13,114 | 14,868 | 15,233 | 19,453 | 23,982 | 29,840 | 17,980 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $10.04 | | | | | | |
| Value at end of period | $10.00 | | | | | | |
| Number of accumulation units outstanding at end of period | 195,176 | | | | | | |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $10.15 | $10.35 | $10.53 | $10.50 | $10.22 | $9.97 | $9.91 |
| Value at end of period | $9.96 | $10.15 | $10.35 | $10.53 | $10.50 | $10.22 | $9.97 |
| Number of accumulation units outstanding at end of period | 283,684 | 291,435 | 397,381 | 655,679 | 277,114 | 186,370 | 161,640 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $11.65 | $9.94 | $7.87 | $13.46 | $12.04 | $11.72 | $10.78 |
| Value at end of period | $11.22 | $11.65 | $9.94 | $7.87 | $13.46 | $12.04 | $11.72 |
| Number of accumulation units outstanding at end of period | 158,524 | 164,801 | 178,966 | 197,843 | 222,433 | 209,739 | 178,213 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $11.36 | $10.56 | $9.15 | $12.03 | $11.82 | $10.78 | $10.58 |
| Value at end of period | $11.30 | $11.36 | $10.56 | $9.15 | $12.03 | $11.82 | $10.78 |
| Number of accumulation units outstanding at end of period | 356,058 | 380,689 | 400,391 | 426,503 | 506,472 | 531,774 | 411,264 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $16.12 | $14.46 | $11.11 | $18.19 | $14.56 | $11.35 | $10.14 |
| Value at end of period | $16.82 | $16.12 | $14.46 | $11.11 | $18.19 | $14.56 | $11.35 |
| Number of accumulation units outstanding at end of period | 2,710,114 | 2,258,340 | 2,474,999 | 2,312,150 | 1,455,255 | 800,077 | 371,810 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Fund first available during April 2004) | | | | | | | |
| Value at beginning of period | $11.11 | $8.72 | $6.31 | $10.33 | $8.39 | $7.95 | $7.36 |
| Value at end of period | $10.81 | $11.11 | $8.72 | $6.31 | $10.33 | $8.39 | $7.95 |
| Number of accumulation units outstanding at end of period | 1,287,437 | 1,172,403 | 647,451 | 576,021 | 43,460 | 45,890 | 45,902 |
| **ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $14.92 | $13.37 | $10.61 | $15.16 | $14.11 | $11.88 | $10.69 |
| Value at end of period | $15.94 | $14.92 | $13.37 | $10.61 | $15.16 | $14.11 | $11.88 |
| Number of accumulation units outstanding at end of period | 619,308 | 660,391 | 674,371 | 703,533 | 766,687 | 768,619 | 604,282 |

Opportunities

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | |
| Value at beginning of period | $11.82 | $10.57 | $8.43 | $9.15 | | | |
| Value at end of period | $11.08 | $11.82 | $10.57 | $8.43 | | | |
| Number of accumulation units outstanding at end of period | 203,116 | 200,920 | 144,302 | 40,406 | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $14.59 | $12.85 | $9.41 | $16.12 | $15.46 | $13.41 | $12.07 |
| Value at end of period | $13.11 | $14.59 | $12.85 | $9.41 | $16.12 | $15.46 | $13.41 |
| Number of accumulation units outstanding at end of period | 694,917 | 695,149 | 797,167 | 909,337 | 616,583 | 445,966 | 130,621 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | |
| (Fund first available during May 2004) | | | | | | | |
| Value at beginning of period | $14.81 | $13.22 | $9.03 | $11.88 | $11.78 | $11.03 | $10.78 |
| Value at end of period | $15.16 | $14.81 | $13.22 | $9.03 | $11.88 | $11.78 | $11.03 |
| Number of accumulation units outstanding at end of period | 1,686,591 | 1,761,365 | 908,647 | 1,056,910 | 1,275,970 | 1,078,759 | 773,925 |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $13.24 | $12.56 | $11.20 | $10.98 | $10.30 | $10.07 | $10.04 |
| Value at end of period | $13.40 | $13.24 | $12.56 | $11.20 | $10.98 | $10.30 | $10.07 |
| Number of accumulation units outstanding at end of period | 432,127 | 433,072 | 397,375 | 316,257 | 273,199 | 285,921 | 181,387 |
| **ING PIONEER FUND PORTFOLIO (CLASS S)** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $11.42 | $10.05 | $8.26 | $12.90 | $12.52 | $10.94 | $10.29 |
| Value at end of period | $10.69 | $11.42 | $10.05 | $8.26 | $12.90 | $12.52 | $10.94 |
| Number of accumulation units outstanding at end of period | 215,052 | 214,959 | 192,048 | 210,718 | 246,686 | 253,209 | 130,333 |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | |
| (Fund first available during April 2005) | | | | | | | |
| Value at beginning of period | $11.51 | $9.96 | $8.11 | $12.37 | $11.96 | $10.86 | $10.00 |
| Value at end of period | $10.72 | $11.51 | $9.96 | $8.11 | $12.37 | $11.96 | $10.86 |
| Number of accumulation units outstanding at end of period | 2,060,299 | 2,251,505 | 2,425,717 | 2,370,996 | 2,052,038 | 1,782,785 | 1,259,567 |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $8.78 | $8.31 | $8.25 | | | | |
| Value at end of period | $9.06 | $8.78 | $8.31 | | | | |
| Number of accumulation units outstanding at end of period | 5,987,264 | 4,845,565 | 4,777,187 | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $10.25 | $9.36 | $9.21 | | | | |
| Value at end of period | $9.92 | $10.25 | $9.36 | | | | |
| Number of accumulation units outstanding at end of period | 38,938,265 | 41,710,174 | 44,762,701 | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $10.47 | $9.62 | $9.49 | | | | |
| Value at end of period | $10.28 | $10.47 | $9.62 | | | | |
| Number of accumulation units outstanding at end of period | 24,435,172 | 26,143,151 | 27,731,127 | | | | |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $10.58 | $9.85 | $9.75 | | | | |
| Value at end of period | $10.59 | $10.58 | $9.85 | | | | |
| Number of accumulation units outstanding at end of period | 11,686,641 | 12,734,746 | 13,459,100 | | | | |

Opportunities

**Condensed Financial Information (continued)**

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $13.94 | $12.64 | $10.20 | | | | |
| Value at end of period | $14.20 | $13.94 | $12.64 | | | | |
| Number of accumulation units outstanding at end of period | 322,048 | 302,452 | 315,447 | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $8.89 | $8.09 | $6.68 | $10.31 | | | |
| Value at end of period | $8.90 | $8.89 | $8.09 | $6.68 | | | |
| Number of accumulation units outstanding at end of period | 1,182,523 | 1,491,909 | 1,537,427 | 185,841 | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $13.58 | $12.46 | $10.54 | | | | |
| Value at end of period | $13.39 | $13.58 | $12.46 | | | | |
| Number of accumulation units outstanding at end of period | 226,688 | 202,476 | 154,282 | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | |
| Value at beginning of period | $15.97 | $12.94 | $10.14 | | | | |
| Value at end of period | $15.32 | $15.97 | $12.94 | | | | |
| Number of accumulation units outstanding at end of period | 750,346 | 801,914 | 789,109 | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $10.24 | $8.36 | $6.11 | $10.40 | | | |
| Value at end of period | $9.84 | $10.24 | $8.36 | $6.11 | | | |
| Number of accumulation units outstanding at end of period | 844,438 | 971,877 | 727,369 | 303,340 | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $10.63 | $8.60 | $6.94 | $10.16 | | | |
| Value at end of period | $9.99 | $10.63 | $8.60 | $6.94 | | | |
| Number of accumulation units outstanding at end of period | 887,230 | 1,007,545 | 845,599 | 553,373 | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | |
| Value at beginning of period | $9.02 | $6.97 | $5.44 | $8.48 | $7.87 | $7.15 | $6.70 |
| Value at end of period | $8.90 | $9.02 | $6.97 | $5.44 | $8.48 | $7.87 | $7.15 |
| Number of accumulation units outstanding at end of period | 175,561 | 196,291 | 224,324 | 248,212 | 290,570 | 280,862 | 160,035 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $10.80 | $8.88 | $7.12 | $10.13 | | | |
| Value at end of period | $10.31 | $10.80 | $8.88 | $7.12 | | | |
| Number of accumulation units outstanding at end of period | 676,236 | 730,562 | 637,166 | 317,965 | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $14.08 | $12.61 | $9.66 | $13.62 | $13.33 | $11.87 | $11.09 |
| Value at end of period | $14.18 | $14.08 | $12.61 | $9.66 | $13.62 | $13.33 | $11.87 |
| Number of accumulation units outstanding at end of period | 592,104 | 628,128 | 727,310 | 763,647 | 846,175 | 892,576 | 629,093 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | |
| (Fund first available during January 2005) | | | | | | | |
| Value at beginning of period | $11.55 | $10.27 | $8.40 | $13.33 | $13.21 | $11.33 | $11.00 |
| Value at end of period | $11.22 | $11.55 | $10.27 | $8.40 | $13.33 | $13.21 | $11.33 |
| Number of accumulation units outstanding at end of period | 197,162 | 171,985 | 174,115 | 183,919 | 203,291 | 187,113 | 149,598 |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | |
| Value at beginning of period | $9.16 | $8.01 | $5.73 | $10.14 | $10.10 | | |
| Value at end of period | $8.86 | $9.16 | $8.01 | $5.73 | $10.14 | | |
| Number of accumulation units outstanding at end of period | 959,911 | 1,067,560 | 987,671 | 535,486 | 154,046 | | |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $13.25 | $11.88 | $8.80 | $17.78 | $15.04 | $12.37 | $10.02 |
| Value at end of period | $11.39 | $13.25 | $11.88 | $8.80 | $17.78 | $15.04 | $12.37 |
| Number of accumulation units outstanding at end of period | 700,849 | 749,135 | 899,945 | 1,055,822 | 635,073 | 386,727 | 202,215 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | |
| (Fund first available during May 2006) | | | | | | | |
| Value at beginning of period | $10.09 | $9.47 | $7.33 | $12.59 | $11.14 | $10.35 | |
| Value at end of period | $8.68 | $10.09 | $9.47 | $7.33 | $12.59 | $11.14 | |
| Number of accumulation units outstanding at end of period | 1,619,838 | 1,794,450 | 1,737,933 | 1,636,457 | 472,387 | 104,438 | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | |
| (Fund first available during March 2005) | | | | | | | |
| Value at beginning of period | $11.14 | $10.57 | $8.16 | $13.81 | $13.77 | $11.54 | $10.74 |
| Value at end of period | $10.29 | $11.14 | $10.57 | $8.16 | $13.81 | $13.77 | $11.54 |
| Number of accumulation units outstanding at end of period | 28,961 | 28,422 | 24,413 | 28,724 | 33,525 | 36,789 | 24,652 |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | |
| Value at beginning of period | $10.85 | $9.96 | $7.03 | $11.94 | $11.38 | $10.30 | |
| Value at end of period | $9.22 | $10.85 | $9.96 | $7.03 | $11.94 | $11.38 | |
| Number of accumulation units outstanding at end of period | 20,634 | 24,268 | 25,008 | 26,002 | 42,423 | 23,150 | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $10.92 | $10.51 | $10.16 | $10.03 | | | |
| Value at end of period | $11.45 | $10.92 | $10.51 | $10.16 | | | |
| Number of accumulation units outstanding at end of period | 1,678,619 | 1,352,838 | 1,454,753 | 808,243 | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | |
| (Fund first available during May 2005) | | | | | | | |
| Value at beginning of period | $11.10 | $10.01 | $7.76 | $13.20 | $13.34 | $11.90 | $11.13 |
| Value at end of period | $10.59 | $11.10 | $10.01 | $7.76 | $13.20 | $13.34 | $11.90 |
| Number of accumulation units outstanding at end of period | 38,223 | 41,423 | 38,476 | 47,480 | 51,427 | 57,249 | 25,931 |
| **ING WISDOM TREE[SM] GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | |
| Value at beginning of period | $8.00 | $7.70 | $6.05 | $9.95 | | | |
| Value at end of period | $7.54 | $8.00 | $7.70 | $6.05 | | | |
| Number of accumulation units outstanding at end of period | 1,959,001 | 2,253,901 | 2,629,207 | 2,551,491 | | | |
| **INVESCO V.I. LEISURE FUND** | | | | | | | |
| (Fund first available during May 2002) | | | | | | | |
| Value at beginning of period | $11.80 | $9.87 | $7.58 | $13.58 | $13.96 | $11.43 | $11.79 |
| Value at end of period | $11.12 | $11.80 | $9.87 | $7.58 | $13.58 | $13.96 | $11.43 |
| Number of accumulation units outstanding at end of period | 64,541 | 68,498 | 74,324 | 83,041 | 99,598 | 106,010 | 110,857 |
| **PROFUND VP BULL** | | | | | | | |
| Value at beginning of period | $8.14 | $7.37 | $6.05 | $9.89 | $9.75 | $8.74 | $8.68 |
| Value at end of period | $7.98 | $8.14 | $7.37 | $6.05 | $9.89 | $9.75 | $8.74 |
| Number of accumulation units outstanding at end of period | 22,523 | 24,279 | 28,304 | 30,665 | 31,592 | 56,029 | 45,665 |

Opportunities

# Condensed Financial Information (continued)

| | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|
| **PROFUND VP EUROPE 30** | | | | | | | |
| Value at beginning of period | $8.99 | $8.93 | $6.88 | $12.54 | $11.16 | $9.69 | $9.14 |
| Value at end of period | $8.03 | $8.99 | $8.93 | $6.88 | $12.54 | $11.16 | $9.69 |
| Number of accumulation units outstanding at end of period | 32,153 | 42,989 | 44,665 | 76,510 | 85,574 | 102,368 | 97,624 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | |
| (Fund first available during October 2003) | | | | | | | |
| Value at beginning of period | $4.81 | $5.84 | $4.50 | $7.41 | $7.97 | $7.38 | $8.17 |
| Value at end of period | $2.95 | $4.81 | $5.84 | $4.50 | $7.41 | $7.97 | $7.38 |
| Number of accumulation units outstanding at end of period | 95,656 | 97,550 | 99,495 | 112,208 | 154,005 | 231,298 | 137,057 |

Opportunities

CFI 68